71.29

05010572

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calfrac Well Services Ltd.

*CURRENT ADDRESS 411 - 8th Avenue S.W.
Calgary, Alberta Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 3 2005
THOMSON
FINANCIAL

FILE NO. 82- 34909 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/22/05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Well Services Ltd. - Results for the Quarter and Year Ended December 31, 2004

CALGARY, March 2 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) achieved record financial results during both the three and twelve-month periods ending December 31, 2004.

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HIGHLIGHTS

	Three Months Ended December 31, 2004	2003	Change	Years Ended December 31, 2004	2003	Change
(000s, except per share data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Revenue	82,477	48,064	72	241,379	156,558	54
Gross margin	34,346	17,031	102	83,783	53,090	58
Net income	23,134	7,336	215	45,630	19,649	132
Per share - basic & diluted						
Pre-split (1)(5)	1.28	0.75	71	2.89	2.02	43
Post-split (2)(5)	0.64	0.38	68	1.45	1.01	43
EBITDA(3)	27,950	14,384	94	64,027	41,826	53
Cash flow from operations(4)	28,156	10,530	167	58,946	30,309	94
Working capital	49,578	6,764	633	49,578	6,764	633
Long-term debt (net of current portion)	3,958	23,781	(83)	3,958	23,781	(83)
Weighted average common shares outstanding - basic & diluted(No.)						
Pre-split (1)(5)	18,107,277	9,733,506	86	15,771,149	9,733,506	62
Post-split (2)(5)	36,214,554	19,467,102	86	31,542,298	19,467,102	62
	(No.)	(No.)	(%)	(No.)	(No.)	(%)
Operating fracturing spreads as at December 31, 2004						
Conventional fracturing	12	9	33	12	9	33
Coalbed methane	2	1	100	2	1	100
Total fracturing spreads	14	10	40	14	10	40

(1) The number of common shares outstanding on both a basic and diluted basis in accordance with Canadian GAAP as at December 31, 2004, prior to giving effect to the 2 for 1 stock split effective February 21,

2005.

(2) The number of shares outstanding as described in note 1 above but after giving effect to the 2 for 1 stock split that occurred on February 21, 2005.

(3) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

(4) Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(5) Historical per share information has been calculated using 9,733,506 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions.

For the three and twelve months ended December 31, 2004, Calfrac established new records in terms of revenue, net income and cash flow. Consolidated revenue for the three months ended December 31, 2004 increased 72% to $82.5 million, net income grew 215% to $23.1 million ($1.28 per share), while cash flow from operations improved 167% to $28.2 million ($1.55 per share). Strong activity levels and a larger fleet of equipment operating in both Canada and the United States attributed to year-end consolidated revenue improving 54% to $241.4 million, net income increasing 132% to $45.6 million ($2.89 per share) and cash flow from operations growing 94% to $58.9 million ($3.74 per share).

The Company's services are highly leveraged towards natural gas production. The year ended December 31, 2004 represented one of the industry's most active years in terms of exploration and development activity with a total of 22,696 wells (approximately 73% of which were gas wells) drilled in the Western Canadian Sedimentary Basin surpassing the 21,802 wells completed in 2003. This increase in activity provided the foundation for a very active year for Calfrac. In addition, a record number of natural gas from coal ("NGC") wells were drilled during the year of which Calfrac completed 617 out of a total of approximately 1,500 NGC completions undertaken by the industry. Since Calfrac is a market leader in this area in terms of size and quality of equipment, the increase in this specialized sector was a positive contribution to the Company's record financial performance.

The increased level of activities in the Company's primary operating areas, the Western Canadian Sedimentary Basin and the United States Rocky Mountain region, were highly influenced by the strong commodity price environment that existed in 2004. The price of West Texas Intermediate crude oil jumped 33% to average US$41.43 per barrel compared to US$31.10 per barrel a year ago, while the Alberta Energy Company Storage Facility spot price for natural gas remained consistent in 2004 averaging $6.58 per thousand cubic feet compared to $6.65 per thousand cubic feet in 2003. This price environment was the foundation for the record financial results the Company posted in 2004.

On February 7, 2005, the shareholders of Calfrac approved a two for one division, or "share split," of the Company's common shares effective February 21, 2005. As a result of the share split, Calfrac has 36,214,554 common shares issued and outstanding as at the date of this

release. The following Management's Discussion and Analysis deals with periods prior to the share split, and as a result, the per share numbers are reflected based on the weighted average number of issued and outstanding shares for the three and twelve months ended December 31, 2004 and the relevant comparative periods without giving effect to the above-mentioned share split.

On February 10, 2005, Calfrac purchased the remaining 30% of the shares beneficially owned by the minority shareholders of Ram Cementers Inc. ("Ram"). Now that Ram is a wholly owned subsidiary of the Company, Calfrac intends to more fully integrate the cementing business into its operational, marketing and fiscal infrastructure. Calfrac will operate the cementing business for the remainder of 2005 as an operating division under the Calfrac name. As he no longer had an investment in Ram, Mr. Paul Crilly resigned as President, Chief Executive Officer and a director of Ram. The management and directors of Calfrac wish to express their appreciation for Mr. Crilly's contribution, which was instrumental in the Company's entry and growth in the cementing business, and wish him good fortune in his future endeavours.

A conference call to discuss the fourth quarter results has been scheduled for 10:00 a.m. MST on Thursday, March 3, 2005. The conference call in number is 1-800-814-4857. A recording will be available until March 10, 2005 by dialing 1-877-289-8525 and entering the reservation number 21113497 followed by the number sign.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements of Calfrac for the three and twelve months ended December 31, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Results from Operations for the Fourth Quarters and Years Ended December 31, 2004 and 2003

Revenue

Canadian Operations

Fourth quarter revenue from Canadian operations increased 72% to $75.2 million from $43.7 million in 2003. Canadian fracturing revenue totaled $69.0 million compared to $41.2 million recorded a year ago. During the quarter, Calfrac completed 1,914 Canadian fracturing jobs for an average revenue of $36,053 per job compared to 1,614 jobs for $25,515 per job the prior year. For the year ended December 31, 2004, revenue from Canadian operations increased 51% to $213.9 million versus $141.5 million in 2003. Canadian fracturing revenue totaled $195.8 million compared to $130.2 million

recorded a year ago. Revenue was positively impacted by the introduction of three new fracturing spreads, a 5% book price increase to the Company's service offerings that became effective July 1, 2004, strong commodity prices and robust activity levels during the first and fourth quarters of the year, which were somewhat offset by a slow down in the spring and summer months due to inclement weather experienced throughout most of Western Canada. Calfrac completed 5,853 Canadian fracturing jobs for an average revenue of $33,451 per job compared to 4,958 jobs for $26,257 per job the prior year. The 27% improvement in revenue per job was attributable to an increased number of deep natural gas wells drilled during the period as well as a jump in the number of NGC jobs, which tend to have higher per job revenues.

During the fourth quarter of 2004, coiled tubing revenue increased 60% to total $4.0 million compared to $2.5 million recorded for the same period of 2003. The total number of coiled tubing jobs completed in the fourth quarter of 2004 was 1,877 versus 1,770 a year ago. For the year ended December 31, 2004, revenue from coiled tubing operations totaled $14.1 million versus $10.9 million a year ago. The total number of jobs increased 11% to 6,904 jobs compared to 6,243 jobs completed in 2003. Strong levels of activity in Western Canada, particularly related to deeper gas wells, contributed to the higher year-over-year coiled tubing revenues.

On June 1, 2004, Calfrac purchased a 70% interest in Ram Cementers Inc., a private cementing services company. Revenue from Ram's cementing operations increased 56% to $2.2 million for the fourth quarter of 2004 from $1.4 million recorded in the year's third quarter. Although revenue from the four cementing units totaled $4.0 million for the seven months ended December 31, 2004, results from the summer and early fall activities were negatively impacted by adverse weather conditions. The Company expects these operations to become a larger contributor to its financial results in 2005 and beyond through an expanded fleet of equipment and augmented marketing and operational capabilities.

United States Operations

Revenue from United States operations improved 65% to $7.3 million in the 2004 fourth quarter versus $4.4 million recorded a year ago. During the quarter, Calfrac completed 94 U.S. fracturing jobs for an average revenue of $77,943 per job compared to 63 jobs for $70,442 per job in 2003. For the year ended December 31, 2004, revenue from United States operations rose 78% to $27.5 million from $15.4 million a year ago. The increase was due to strong activity levels in the U.S. Rocky Mountain region throughout a significant portion of 2004 despite the fact that merger and acquisition activity by several of the Company's customers somewhat curtailed activity during the summer months. The addition of a second conventional fracturing spread to Calfrac's U.S. fleet in May 2004 also contributed to this market's revenue growth, and as a result, was also the impetus for expanding the customer base during the year. Calfrac completed 365 U.S. fracturing jobs for an average revenue of $75,412 per job compared to 224 jobs for $68,861 per job in 2003. Revenue per job figures were negatively affected by a weaker U.S. dollar during 2004 when compared to the average exchange rate for 2003.

Gross Margin

For the fourth quarter of 2004, consolidated gross margins increased 102% to $34.3 million from $17.0 million in 2003. As a percentage of revenue, consolidated gross margins increased to 41.6% from 35.4% in the fourth quarter of 2003 due primarily to larger job sizes in all operating regions. For the year ended December 31, 2004, consolidated gross margins increased 58% to $83.8 million from $53.1 million the prior year. A larger fleet of equipment combined with strong first and fourth quarter activity levels were the most significant contributors to this increase. As a percentage of revenue, consolidated gross margins increased to 34.7% during 2004 compared to 33.9% in

2003.

Expenses

Operating Expenses

For the three months ended December 31, 2004, operating expenses increased 55% to $48.1 million from $31.0 million a year ago. For the year ended December 31, 2004, operating costs increased 52% to total $157.6 million versus $103.5 million in 2003 due primarily to higher activity levels. In addition, the Company experienced higher labour, fuel and maintenance costs. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The increase in maintenance costs reflects the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered young by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also impacted the Company's margins.

Selling, General and Administrative Expenses

For the fourth quarter of 2004, selling, general and administrative ("SG&A") expenses totaled $6.3 million compared to $2.6 million the prior year. As a percentage of revenue, SG&A expenses increased to 8% for the fourth quarter of 2004 compared to 5% in 2003. For the year ended December 31, 2004, SG&A expenses totaled $18.7 million compared to $10.8 million a year ago. The 74% increase in SG&A expenses coincides with overhead requirements to support the Company's growth and also reflects a larger bonus provision that came from the year's strong financial performance and larger workforce. The year-over-year increase in SG&A expenses was also a result of additional resources being allocated to training and recruitment efforts. As the Company's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment. During 2004, additional expenses were also incurred relating to taking the Company public through the business combination with Denison Energy Inc. ("Denison"), which is fully described in the Acquisition of Calfrac Shares, Share Cancellation, Business Combination and Equity Financing section of this MD&A, as well as ongoing costs required to maintain a public listing. For the year, SG&A expenses as a percentage of revenue increased to 8% in 2004 from 7% a year ago. As more fully described in the Stock Option Plan section of this MD&A, during the year the Company implemented a new long-term incentive plan designed to attract and retain key personnel. Consequently, the Company recorded a stock-based compensation expense of $1.8 million during the year related to the grant of stock options, deferred stock units and performance stock units. For the fourth quarter of 2004, the expense related to the stock-based compensation plan totaled $1.6 million.

Interest and Depreciation

Interest revenue and depreciation expense for the three months ended December 31, 2004 totaled $0.07 million and $3.4 million, respectively, compared to an interest expense of $0.5 million and depreciation expense of $2.4 million a year ago. For the year ended December 31, 2004, interest expenses declined 75% from $2.2 million to $0.5 million primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 that

left the Company with a modest debt throughout the remainder of the year. Depreciation expenses rose 35% to $11.8 million from $8.7 million in 2003 due to a full year of depreciation relating to equipment additions made during 2003 and an aggressive 2004 capital program that included bringing four new fracturing spreads and other support equipment into service.

Income Tax

Income tax expense for the quarter totaled $1.5 million compared to $4.1 million a year ago. Current tax expense for the fourth quarter dropped to $0.4 million from $3.4 million in 2003 due to the income tax attributes acquired in the Denison amalgamation. Consequently, the provision for current tax was related almost entirely to the profitability of the Company's cementing and U.S. operations. Future income tax expense for the fourth quarter of 2004 totaled $1.0 million, which resulted primarily from the drawdown of the Company's tax pools as a result of the profitability during the quarter. The majority of the current tax provision for the year ended December 31, 2004, which totaled $5.3 million versus $9.3 million a year ago, related to the profitability of the Company prior to the amalgamation with Denison on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the next several years. The remainder of the current tax provision relates to the profitability of the Company's U.S. operations as well as current tax associated with Ram's operations. Future income tax expense for 2004 totaled $0.6 million, primarily related to the drawdown of the Company's tax pools, compared to $1.6 million recorded a year ago.

Net Income

Net income increased 215% to $23.1 million or $1.28 per share from $7.3 million or $0.75 per share in the 2003 three-month period. For the year ended December 31, 2004, net income grew to $45.6 million or $2.89 per share from $19.6 million or $2.02 per share in 2003. This 132% earnings growth was due primarily to an increase in revenue as a result of strong industry activity levels.

Cash Flow

During the fourth quarter of 2004, cash flow from operations improved 167% to $28.2 million or $1.55 per share from $10.5 million or $1.08 per share recorded a year ago. Year-end operating cash flow rose 94% to $58.9 million or $3.74 per share from $30.3 million or $3.11 per share a year ago. The $28.6 million cash flow gain was a result of higher earnings recorded in 2004. During the year, cash flow was used primarily to finance the Company's expanded capital expenditures program and improve its year-end working capital position.

Quarterly Financial Information

Three Months Ended	Mar.31, 2003	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004
(000s, except per share data)	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	38,266	22,714	47,514	48,064	57,298	41,066	60,538	82,477
Net								

income	4,848	(60)	7,525	7,336	9,068	1,657	11,771	23,134
Per share basic & diluted (1)	0.50	(0.01)	0.77	0.75	0.87	0.10	0.67	1.28

(1) Historical per share information has been calculated using 9,733,506 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions.

Liquidity and Capital Resources

As at December 31, 2004, Calfrac had positive working capital of $49.6 million. Long-term debt, net of current portion, totaled $4.0 million, and as a result, the Company had no net debt at the end of the fiscal year.

During the year, upon amalgamation with Denison, the Company received cash of approximately $92.9 million attributable to the net proceeds arising from share issues completed by Denison. Repayment of the promissory note consumed $58.4 million, $22.8 million was used to pay down long-term debt and the remaining $11.7 million was transferred to working capital to fund capital expenditures and to settle transaction costs.

Also during the year, Calfrac increased its line of credit to $15.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The line of credit is undrawn as at the date of this report. The new facility also includes a revolving $25.0 million term loan that bears interest at either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is secured by new equipment acquisitions and has not been drawn down. Formal documentation for the new credit facilities was finalized during the first quarter of 2005.

In August 2004, Calfrac entered into a bought deal financing with a syndicate of underwriters to sell 1,000,000 common shares in the capital of the Company at a price of $28.40 per common share for net proceeds of $26.8 million. The proceeds of the financing will be used to partially fund the Company's 2005 capital expenditures program and other general corporate purposes.

Capital expenditures for 2004 totaled $51.3 million. As part of this capital program, the Company introduced three additional fracturing spreads to its Canadian operations: one spread is based in Medicine Hat, Alberta, another in Red Deer, Alberta and a third in Grande Prairie, Alberta. In May 2004, the Company also deployed an additional fracturing spread to the United States. During 2004, the Company began construction of an additional conventional fracturing spread to be based in Medicine Hat and two additional spreads specifically designed to complete high rate nitrogen fractures on NGC wells in Canada. Delivery of these spreads is expected in the spring of 2005. By the summer of 2005, Calfrac will have a total of 17 fracturing spreads in the field. Delivery of these additional spreads is scheduled to be completed within both time and budget parameters.

Also in May 2004, the Company signed contracts for a three-year term with a major Western Canadian supplier of nitrogen and carbon dioxide. One of the nitrogen supply contracts guarantees Calfrac's right to all of the nitrogen produced at a plant located in Strathmore, Alberta, and in return, it has committed to monthly payments covering the cost of production and a recovery of capital costs. These payments commence February 1, 2005 and terminate February 1, 2008. In early October 2004, the first shipments of nitrogen were made to Calfrac's Canadian operations. As supply of these products is expected to be limited for the foreseeable future, these contracts are a critical component to ensure Calfrac has the ability to deliver on its commitments to its customer base.

On June 1, 2004, the Company acquired a 70% interest in Ram Cementers

Inc. ("Ram"). At the date of acquisition, the major assets of Ram included three single and one twin pumping unit. Management also approved additional capital expenditures of approximately $4.0 million, which will add four pumping units and support equipment that will be operational by the spring of 2005 and will be funded by Ram's credit facilities. Calfrac has provided a corporate guarantee in the amount of $1.2 million in support of this credit facility. Subsequent to year-end, the Company acquired the remaining 30% interest in Ram, thereby making Ram a wholly owned subsidiary of Calfrac.

With its recent equity issue, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2005.

Acquisition of Calfrac Shares, Share Cancellation, Business Combination and Equity Financing

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("Denison") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by Denison issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, Denison completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The proceeds were used to finance the cash component of Denison's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the business transaction, Denison amalgamated with Calfrac and the successor company changed its name to Calfrac Well Services Ltd. The combination of Denison and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac.

Following these transactions, Calfrac's primary business continues to be the provision of fracturing, cementing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

Tax Attributes

As reflected in note 4 to the consolidated financial statements, upon amalgamation with Denison, the Company assumed estimated tax attributes of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts included non-capital losses of approximately $68.1 million, of which $51.1 million was utilized in the current year. Of the remaining amount, $5.2 million and $11.8 million are scheduled to expire on December 31, 2008 and December 31, 2009, respectively. The Company expects to fully utilize all non-capital losses prior to the expiration dates. At December 31, 2004, the Company had total tax attributes of approximately $279.6 million for federal tax purposes and approximately $225.8 million for provincial tax purposes.

Stock Option Plan

The Compensation Committee of the Board of Directors, in conjunction with

senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The objective of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, an initial grant of 388,100 stock options at $31.45 per option was made to existing employees during the third quarter of 2004. An additional grant of 32,000 options at an exercise price of $40.50 per option was made on December 14, 2004. Based on this grant price and current assumptions, the weighted average fair value of each option, as per the Black-Scholes pricing model, is approximately $8.89 per option. A stock-based compensation expense of $0.7 million was booked in the year related to the grant of these options.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result, the Company granted, in aggregate, 30,000 deferred stock units to the Company's six outside directors. In addition, the Company's three most senior officers were not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was made in October 2004. The amount of the grant earned by senior officers was linked to the 2004 corporate performance and consequently a "mark to market" calculation was completed on the entire allotment of performance stock units to determine the expense for the year. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. For the deferred stock units, the Company is required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period. For the three months ended December 31, 2004, the Company recorded an expense of $1.1 million related to the deferred and performance stock units.

Critical Accounting Estimates

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation, and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 4 to the consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 10 to the consolidated financial statements for the year ended December 31, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the

amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material. Denison Mines Inc. has provided an indemnity to the Company relating to the mining claim.

Risks and Uncertainties

Volatility of Industry Conditions

The demand for fracturing, cementing and well stimulation services largely depends on the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including: the level of oil and gas prices, government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes, and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, soft ground conditions curtail oilfield activity in all of the Company's operating areas. This period, commonly referred to as "spring breakup," occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia and the Company mitigates the effect of these seasonal cycles by moving equipment to the areas where activity is still continuing. Finally, inclement weather can affect oilfield activity at any time of the year.

Dependence on Major Customer

Although the Company's customer base consists of over 200 oil and gas exploration and production companies, up to 50% of its revenue has historically come from one major customer. This customer was also an equity shareholder of the Company, but during 2004 disposed of its equity interest. The Company has no reason to believe that there will be any change to the amount of work undertaken with this customer. Notwithstanding the foregoing, no assurance can be given that Calfrac's relationship with this customer will continue.

Sources, Pricing and Availability of Material and Manpower

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers. In addition, its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production,

pollution and other environmental damages. The Company operates a loss prevention program in accordance with industry standards and maintains insurance coverage that it believes to be adequate, however, there can be no assurance that such insurance will be adequate to cover potential liabilities.

Greece Legal Actions

The Company is involved in several legal actions with former employees of a Denison subsidiary relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however, the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations

The Company has distributed the former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to two new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims or losses filed against Calfrac may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition

The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk

The Company's expenditures for equipment and a significant proportion of proppant are denominated in U.S. dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate. This exposure is somewhat mitigated by the Company's operations in the U.S., however these operations are currently not of sufficient size to offset the exchange rate risk for Canadian operations.

Mitigation of Risks and Uncertainties

The Company expects that its strong financial position, seasoned management with large investments at risk, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

Outlook

The Company believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in increased drilling of additional gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The Petroleum Services Association of Canada ("PSAC") recently published its well count forecast for 2005. PSAC is predicting an 8% year-over-year increase in the number of wells to be drilled for an all-time record of 24,075 wells, which is largely due to the anticipated increase in NGC activity. The number of NGC wells is forecast to increase from 1,500 in 2004 to 3,000 in 2005. To meet this anticipated demand, the Company plans to double its existing capacity of Canadian fracturing spreads focusing on NGC activity

from two to four spreads by the spring of 2005. Of the 21,000 conventional wells expected to be drilled in 2005, over 70% are forecast to be natural gas wells. It is further expected that upwards of 90% of all new gas wells will be stimulated through a fracture treatment. The Company's 2005 capital program contemplates the addition of four additional spreads to its fleet of Canadian conventional fracturing equipment in order to meet anticipated demand.

Activity levels for Calfrac's cementing services have been very encouraging. The Company anticipates that with the expansion of its fleet of equipment and augmented marketing and operational capabilities, cementing services will become a larger contributor to its performance going forward.

Calfrac's United States operations have also recently experienced a significant increase in activity levels, which is expected to continue for 2005. With additional capital recently deployed and a growing customer base in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

As at December 31,	2004	2003
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	27,830	14,968
Accounts receivable	56,609	30,497
Income taxes recoverable	140	-
Inventory	2,688	1,958
Prepaid expenses and deposits	1,363	927
	88,630	48,350
Capital assets (note 6)	120,615	78,441
Intangible assets	36	252

Goodwill	3,604	3,276
Future income taxes (notes 4 and 9)	53,311	-
	266,196	130,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	35,408	23,889
Income taxes payable	-	5,585
Current portion of long-term debt	3,644	12,112
	39,052	41,586
Long-term debt	3,958	23,781
Future income taxes (note 9)	-	7,521
Deferred credit (notes 4 and 9)	47,609	-
Non-controlling interest	621	-
	91,240	72,888
Shareholders' equity		
Capital stock (note 7)	136,473	14,720
Contributed surplus	651	-
Retained earnings	37,832	42,711
	174,956	57,431
	266,196	130,319

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended December 31,		Years Ended December 31,	
	2004	2003	2004	2003
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	82,477	48,064	241,379	156,558
Expenses				
Operating	48,131	31,033	157,596	103,468
Selling, general and administrative	6,349	2,605	18,730	10,783
Restructuring costs	-	-	965	-
Foreign exchange losses (gains) and other	(28)	48	(18)	487
Loss (gain) on disposal of capital assets	75	(6)	79	(6)
	54,527	33,680	177,352	114,732
	27,950	14,384	64,027	41,826
Depreciation	3,368	2,358	11,776	8,744
Amortization of intangibles	37	74	216	297
Interest	(71)	487	538	2,174

Income before income taxes	24,616	11,465	51,497	30,611
Income taxes				
Current	437	3,361	5,273	9,337
Future	1,044	768	573	1,625
	1,481	4,129	5,846	10,962
Income before non-controlling interest	23,135	7,336	45,651	19,649
Non-controlling interest	1	-	21	-
Net income for the period	23,134	7,336	45,630	19,649
Retained earnings, beginning of period	14,698	35,375	42,711	23,062
Effect of change in accounting for stock-based compensation (note 8)	-	-	(829)	-
Purchase and cancellation of shares (note 5)	-	-	(53,866)	-
Elimination of deficit on Amalgamation (note 3)	-	-	4,186	-
Retained earnings, end of period	37,832	42,711	37,832	42,711
Earnings per share				
Basic and diluted	1.28	0.75	2.89	2.02

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31,		Years Ended December 31,	
	2004	2003	2004	2003
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income for the period	23,134	7,336	45,630	19,649
Items not involving cash				
Depreciation and amortization	3,405	2,432	11,992	9,041
Stock-based compensation	497	-	651	-
Loss (gain) on disposal of capital assets	75	(6)	79	(6)
Future income taxes	1,044	768	573	1,625
Non-controlling interest	1	-	21	-
Funds provided by operations	28,156	10,530	58,946	30,309
Net change in non-cash working capital	(9,211)	10,670	(24,551)	5,604
	18,945	21,200	34,395	35,913
Financing activities				

Net proceeds from share issues received on amalgamation	-	-	92,948	-
Issue of long-term debt	204	3	1,379	10,140
Long-term debt repayments	(1,101)	(3,043)	(31,280)	(10,876)
Purchase of common shares	-	-	(58,437)	-
Net proceeds on issuance of common shares	(80)	378	26,832	589
	(977)	(2,662)	31,442	(147)
Investing activities				
Purchase of capital assets	(14,846)	(4,377)	(51,327)	(24,722)
Proceeds on disposal of capital assets	52	153	111	153
Acquisition of subsidiary, net of cash acquired	-	-	(1,759)	-
	(14,794)	(4,224)	(52,975)	(24,569)
Increase in cash	3,174	14,314	12,862	11,197
Cash and cash equivalents, beginning of period	24,656	654	14,968	3,771
Cash and cash equivalents, end of period	27,830	14,968	27,830	14,968

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

($000s, except per share amounts) (unaudited)

1. Description of Business and Basis of Presentation

   Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporation Act (Alberta). The Company has established oilfield operations in Red Deer, Alberta, Grande Prairie, Alberta and Medicine Hat, Alberta as well as the United States and offers cementing and stimulation services to the oil and gas industry including fracturing, acidizing, and coiled tubing services.

2. Seasonality of Operations

   The business of the Company is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to well sites in Canada is reduced.

3. Transaction with Denison Energy Inc.

   On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised

this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash of $28,780 and 7,427,039 Denison common shares. The transaction was accounted for as a reverse takeover of Denison by the Company.

On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

	($)
Cash	92,948
Future income tax assets (note 4)	13,989
Current liabilities	(3,703)
Long-term liabilities	(912)
	102,322

On amalgamation, the Company's existing deficit and contributed surplus were eliminated against capital stock.

Restructuring costs in the amount of $965 were incurred by the Company during the first quarter of 2004 that relate to the business combination with Denison and the purchase and cancellation of shares described in note 5.

4. Future Income Tax Assets

On the amalgamation of Denison and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired is estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. In addition to this, a future income tax asset was recognized in the amount of $2,989, which pertains to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004. Another $527 in future income tax assets was recorded in connection with the $1,568 of share issue costs incurred on the Company's public offering completed August 31, 2004.

5. Purchase and Cancellation of Common Shares

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the shares of the Company held by 1070479 were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

6. Capital Assets

As at December 31,	2004	2003
	($)	($)
Cost		
Assets under construction	15,288	5,490
Field equipment	129,537	89,275
Buildings	4,751	2,938
Land	2,057	1,250
Shop, office and other equipment	1,479	1,049
Computers and computer software	2,012	1,524
Leasehold improvements	356	284
	155,480	101,810
Accumulated Depreciation		
Assets under construction	-	-
Field equipment	32,171	21,908
Buildings	365	157
Land	-	-
Shop, office and other equipment	708	420
Computers and computer software	1,318	719
Leasehold improvements	303	165
	34,865	23,369
Net Book Value		
Assets under construction	15,288	5,490
Field equipment	97,366	67,367
Buildings	4,386	2,781
Land	2,057	1,250
Shop, office and other equipment	771	629
Computers and computer software	694	805
Leasehold improvements	53	119
	120,615	78,441

7. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

The issued common shares and related values after giving effect to the acquisitions and amalgamation described in notes 3 and 5 are as follows:

	Number of Shares	Amount
	(No.)	($)
December 31, 2003 (adjusted for 1 for 21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares (note 5)	-	(4,571)
Denison shares issued prior to public offering	772,049	-
Denison public share offering	8,064,520	-
Denison shares issued to Company's		

shareholders (note 3)	7,427,039	-
Denison net assets acquired on amalgamation (note 3)	-	102,322
Elimination of Company's deficit on amalgamation (note 3)	-	(4,186)
Elimination of Company's contributed surplus on amalgamation (note 3)	-	829
Public share offering - August 31, 2004	1,000,000	27,359
December 31, 2004	18,107,277	136,473

The Company closed a public share offering on August 31, 2004 for 1,000,000 common shares at a price of $28.40 per share for gross proceeds of $28,400. The costs of the offering were $1,568 less future income taxes of $527.

The weighted average number of common shares outstanding for the year ended December 31, 2004 was 15,771,149 (2003 - 9,733,506 calculated in accordance with Canadian GAAP for reverse takeover transactions). Stock options issued during the year were not included in the calculation of diluted earnings per share as they are anti-dilutive.

8. Stock-Based Compensation

(a) Stock Options

On September 1, 2004, the Company granted 388,100 options to its employees to purchase shares in the Company. The options have an exercise price of $31.45 per share and vest in three equal parts on the first, second and third anniversary of the grant date. The options expire on February 29, 2008. 2,000 of these options were forfeited prior to year-end. On December 14, 2004, an additional 32,000 options were granted to employees at an exercise price of $40.50 per share, vesting equally over three years and expiring on June 13, 2008. The estimated fair value of options granted in 2004 using the Black-Scholes option pricing model is $3,733, with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years and expected volatility of 35%. This amount will be charged to compensation expense over the vesting period. To date, $651 of compensation expense has been recorded in respect of these options.

In 2003, the Company issued 265,625 stock options to senior executives at an exercise price of $1 per share. The options vested immediately and were all exercised by December 31, 2003. Prior to January 1, 2004, the Company did not recognize compensation costs for its stock-based compensation, and therefore, no stock-based compensation expense was recorded in respect of these options for 2003. Had the fair value method been used, $829 of stock-based compensation expense would have been recorded and the Company's net income for 2003 would have been reduced to $18,820 and earnings per share to $1.93. The $829 of 2003 stock-based compensation was recorded on January 1, 2004 against opening retained earnings, as a change in accounting policy applied retroactively, without restatement.

(b) Stock Units

On October 15, 2004, the Company granted 30,000 deferred stock units to its outside directors. These units vest one year from

the date of grant and will be settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. To December 31, 2004, $299 of compensation expense has been recognized as a liability for deferred stock units.

Also on October 15, 2004, the Company granted 17,000 performance stock units to three of the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to 2004 corporate performance and vest one year from the date of grant. As with the deferred stock units, performance stock units will be settled in either cash or Company shares purchased on the open market. The 2004 performance criteria for these units were met, therefore the current fair value of the performance stock units has been recognized in 2004 as an expense and accrued liability in the amount of $803.

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

9. Income Taxes

The following table summarizes the temporary differences that give rise to the future income tax asset (liability) at December 31:

As at December 31,	2004	2003
	($)	($)
Capital assets	31,361	(8,682)
Canadian exploration expenses	12,261	-
Losses carried forward	3,947	-
Deferred financing and share issue costs	3,650	53
Deferred compensation payable	1,720	817
Other	372	291
	53,311	(7,521)

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 33.9% (2003 - 36.8%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

As at December 31,	2004	2003
	($)	($)
Income before tax	51,497	30,611
Income tax rate (%)	33.9	36.8
Computed expected income tax expense	17,457	11,246

Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(12,162)	-
Manufacturing and processing - lower effective tax rate	-	(535)
Non-deductible expenses	586	187
Future income tax benefit from tax rate reduction	(313)	(126)
Foreign withholding taxes	211	-
Foreign tax rate differentials	20	(32)
Other	113	162
Large corporations tax	160	60
	5,846	10,962

10. Contingencies

As a result of the acquisition and amalgamation described in note 3, the Company has assumed certain legal obligations relating to Denison's previous businesses as follows:

Greek Operations

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 8, 2005.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 8, 2005 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Mining Claim

The Company is named as a defendant in an action filed by the State of Maine regarding potential liability for clean-up costs at a zinc-mining site in the state of Maine known as Blue Hill. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required. Furthermore, the Company has been advised that Noranda Inc., a co-defendant in the above-mentioned case, is filing a counterclaim that names the Company as a defendant by counterclaim.

Denison Mines Inc. ("Denison") has advised the Company in writing that it will indemnify it from any adverse consequences arising from both of the above claims. Denison has advised the Company that it has thoroughly examined the issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Further, the Company believes that, to the extent that there is liability and the Company incurs legal fees, Kerramerican and Black Hawk are liable pursuant to an indemnity agreement. Notwithstanding the Company's belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time.

11. Segmented Information

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
	($)	($)	($)	($)
Three months ended December 31, 2004				
Revenue	75,151	7,326	-	82,477
Net income	22,783	351	-	23,134
Segmented assets	262,936	4,824	(1,564)	266,196
Capital expenditures	14,787	59	-	14,846
Goodwill	3,064	-	-	3,064
Three months ended December 31, 2003				
Revenue	43,667	4,438	(41)	48,064
Net income (loss)	7,555	(219)	-	7,336
Segmented assets	129,348	2,790	(1,819)	130,319
Capital expenditures	4,213	164	-	4,377
Goodwill	3,276	-	-	3,276
Year ended December 31, 2004				
Revenue	213,854	27,525	-	241,379
Net income	45,435	195	-	45,630
Segmented assets	262,936	4,824	(1,564)	266,196
Capital expenditures	51,014	313	-	51,327
Goodwill	3,604	-	-	3,604
Year ended				

December 31, 2003				
Revenue	141,530	15,424	(396)	156,558
Net income (loss)	20,718	(1,069)	-	19,649
Segmented assets	129,348	2,790	(1,819)	130,319
Capital expenditures	24,514	208	-	24,722
Goodwill	3,276	-	-	3,276

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

>>

%SEDAR: 00002062E

/For further information: Lorraine Graham, Calfrac Well Services Ltd., (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 21:33e 02-MAR-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Fourth Quarter Earnings Conference Call

CALGARY, Feb. 22 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Fourth Quarter 2004 results before the markets open on Thursday, March 3, 2005. A conference call has been scheduled for 10:00 a.m. MST (12:00 p.m. EST) on March 3, 2005. If you wish to participate in the conference call, please call 1-800-814-4857 or (416) 640-4127 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call.

An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a short question and answer period.

A replay of the conference call will be available for review until March 10, 2005. To listen to the recording, call 1-877-289-8525 or (416) 640-1917 and enter 21113497 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham./

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 17:00e 22-FEB-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac shareholders approve two-for-one stock-split

CALGARY, Feb. 7 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that shareholders voted overwhelmingly in favour of amending Calfrac's Articles to effect a two-for-one subdivision, or "share split", of the Corporation's common shares at Calfrac's special meeting of shareholders held earlier today.

Since Calfrac's public offering completed on March 24, 2004 at a price of $15.50 per share, the price of Calfrac common shares has more than tripled to a recent high of $57.50. Calfrac's board of directors believes that the share split will encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a board lot (100 shares) more affordable.

It is currently expected that share certificates representing the additional shares resulting from the share split will be mailed on February 28, 2005 to shareholders of record as of the close of business on February 21, 2005. Pursuant to the rules of the Toronto Stock Exchange, the common shares will commence trading on a subdivided basis at the opening of business on February 17, 2005, being the second trading day preceding the record date of February 21, 2005 referred to in the preceding sentence. Upon the completion of the share split, Calfrac will have 36,214,554 common shares outstanding.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

%SEDAR: 00002062E

/For further information: please contact Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 18:03e 07-FEB-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac announces stock-split, 2005 capital budget and new CFO

CALGARY, Dec. 16 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that the Board of Directors has recommended the split of the Corporation's outstanding common shares on a two-for-one basis. Calfrac's shareholders will be asked to approve the split at a special meeting to be held on February 7, 2005. If approved, the split will increase the number of outstanding common shares from approximately 18.1 million shares to approximately 36.2 million shares. The Corporation believes that the split will attract a wider range of investors to the Corporation's shares. In addition to shareholder approval, the stock split is subject to the receipt of all required regulatory approvals.

If approved by shareholders, and subject to regulatory approvals, each shareholder will receive one additional common share for each common share they hold on the record date for the share split of February 21, 2005. Pursuant to the rules of The Toronto Stock Exchange, Calfrac's common shares will commence trading on a subdivided basis at the opening of business on February 17, 2005, which is the second trading day preceding the record date. It is anticipated that share certificates representing the additional common shares resulting from the share split will be mailed on February 28, 2004.

To continue to provide a high level of service to its customers and as part of its strategic growth plan, Calfrac will construct four additional fracturing spreads, three deep coiled tubing units together with two nitrogen pumpers for well services operations, four cement pumpers, and expand its supporting infrastructure during 2005. It is anticipated that the additional equipment will become operational in the fourth quarter of 2005. Upon completion of the 2005 capital program, Calfrac will have 21 fracturing spreads plus 14 coiled tubing crews and 12 cement pumping units. The total capital expenditure, including carried-over projects from 2004, is expected to amount to $84 million.

Calfrac is also pleased to announce the appointment of Tom Medvedic as Chief Financial Officer of the Corporation. Tom joined Calfrac as Vice President, Finance in July of this year and has over ten years of experience in the oilfield services industry in a senior financial role. Gordon Dibb, who was previously the Chief Financial Officer, will continue to perform the duties of Executive Vice President and will assist the President and Chief Executive Officer, Doug Ramsay, in providing strategic direction to the Corporation.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including: the impact of general economic conditions, industry conditions and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: please contact: Douglas R. Ramsay, President

and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 09:14e 16-DEC-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Well Services Ltd. - Third Quarter Press Release & Interim Report For the Three and Nine Months Ended September 30, 2004

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

CALGARY, Nov. 9 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) delivered significant financial and operational gains during both the three and nine-month periods ending September 30, 2004.

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HIGHLIGHTS

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2004	2003	Change	2004	2003	Change
(000s, except per share data)	($)	($)	(%)	($)	($)	(%)
Revenue	60,538	47,514	27	158,902	108,494	46
Gross margin	20,732	17,534	18	49,437	36,059	37
Net income	11,771	7,525	56	22,496	12,313	83
Per share - basic & diluted(1)	0.67	0.77	(13)	1.50	1.26	19
EBITDA(2)	15,299	14,524	5	36,076	27,442	31
Cash flow from operations(3)	14,880	9,756	53	30,790	19,780	56
Working capital	36,427	3,706	883	36,427	3,706	883
Weighted average common shares outstanding - basic & diluted(1)	17,444,234	9,733,503	79	14,986,755	9,733,503	54
	(No.)	(No.)	(%)	(No.)	(No.)	(%)
Operating fracturing spreads as at September 30						
Conventional fracturing	11	9	22	11	9	22
Coalbed methane	2	1	100	2	1	100
Total fracturing spreads	13	10	30	13	10	30

1. In accordance with Canadian GAAP. The number of common shares outstanding on both a basic and diluted basis as at the date of this report is unchanged from the number of shares outstanding as at September 30, 2004, as disclosed in note 7 to the consolidated financial statements.

2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA

is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

3. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital". Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Calfrac for the three and nine months ended September 30, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital". Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Consolidated revenue for the three months ended September 30, 2004 rose 27% to $60.5 million compared to $47.5 million the previous year. This increase was the result of improved activity levels and a larger fleet of equipment operating in both Canada and the United States. Calfrac recorded net income of $11.8 million ($0.67 per share) for the third quarter of 2004, an increase of 56% over the $7.5 million ($0.77 per share) recorded in 2003, while cash flow from operations grew 53% to $14.9 million ($0.85 per share) from $9.8 million ($1.00 per share) a year ago.

Strong activity levels in the Canadian market contributed to a 46% year-over-year increase in nine-month consolidated revenue to $158.9 million from $108.5 million recorded in 2003. Net income for the first nine months of 2004 increased 83% to $22.5 million ($1.50 per share) from $12.3 million ($1.26 per share) the previous year and cash flow from operations totaled $30.8 million ($2.05 per share), a 56% increase from the $19.8 million ($2.03 per share) recorded for 2003.

Results of Operations for the Third Quarter Ended September 30, 2004 and 2003

Revenue

Third quarter revenue from Canadian operations increased 24% to $53.6 million versus $43.2 million a year ago. Activity in July and August was weak due to inclement weather experienced throughout most of Western Canada resulting in a significant reduction in the number of wells completed during

the period compared to 2003. September, however, brought dryer conditions and consequently a record month of activity and strong momentum heading into the fourth quarter. Revenue for the three-month period was positively impacted by the introduction of an additional fracturing spread that was placed in service in September, thereby bringing the total number of fracturing spreads at quarter-end to 11. During the third quarter of 2004, Calfrac completed 1,521 Canadian fracturing jobs for an average revenue of $32,482 per job compared to 1,498 jobs for $26,400 per job the prior year and 1,151 jobs for $28,725 per job recorded in the second quarter of 2004. A 5% price book increase for the Company's service offerings that became effective July 1, 2004 partially attributed to the quarter-over-quarter improvement. As well, a greater percentage of the work completed in the period resided in the Red Deer and Grande Prairie regions of Alberta, which tend to be of greater depth and therefore higher per job revenues. Other revenue totaled $4.2 million versus $3.6 million in 2003. This 17% increase was a result of higher activity levels and a full quarter's revenue contribution from Ram Cementers Inc. ("Ram"), which was acquired in the second quarter of 2004.

Canadian revenue for the first nine months of 2004 increased 42% to $138.7 million versus $97.9 million a year ago primarily as a result of higher activity levels, particularly in the first quarter, as well as a larger fleet of equipment in 2004 compared to 2003. During this period, the Company completed 4,052 Canadian fracturing jobs for an average revenue of $31,289 per job compared to 3,344 jobs for an average revenue of $26,616 per job in 2003. Other revenue totaled $11.9 million versus $8.5 million recorded during the nine-month period ended September 30, 2003.

In the United States, third quarter revenue increased 57% to $6.9 million from $4.4 million recorded in 2003 and was 32% higher than the $5.2 million generated during the second quarter of 2004. Strong activity levels and further expansion of the Company's customer base in the U.S. Rocky Mountain region are anticipated to continue for the remainder of the year.

Revenue from U.S. operations for the nine-month period ended September 30, 2004 totaled $20.2 million versus $11.0 million a year ago. The 84% increase was primarily as a result of stronger activity levels experienced during the first and third quarters of 2004 and the addition of a second conventional fracturing spread to the Company's U.S. fleet in May 2004.

Fracturing revenue from both Canadian and United States operations totaled $56.3 million for the 2004 three-month period representing 93% of consolidated revenue compared to $43.9 million or 92% recorded a year ago.

Gross Margin

In the third quarter of 2004, consolidated gross margins increased 18% to $20.7 million from $17.5 million recorded in 2003 due to increases in Canadian revenue and job counts. As a percentage of revenue, consolidated gross margins declined to 34% during the 2004 three-month period versus 37% a year ago primarily as a result of a decrease in Canadian activity levels early in the quarter due to inclement weather. Margins in the third quarter of 2004 were also negatively influenced by weak U.S. activity levels for the month of July. Additional expenses were also incurred in Canada that were associated with the deployment of additional fracturing spreads in September and October 2004.

For the first nine months of 2004, consolidated gross margins improved 37% to $49.4 million compared to $36.1 million recorded in 2003. As a percentage of revenue, consolidated gross margins for the period declined to 31% from 33% in 2003 due to a year-over-year drop in U.S. gross margins. In addition, revenue from U.S. operations, which generated lower gross margins, comprised 13% of consolidated revenue compared to 10% for the first nine months of 2003.

Selling, General and Administrative Expenses ("SG&A")

As a percentage of revenue, SG&A increased to 9% in the third quarter of

2004 from 7% in the comparable 2003 period. The year-over-year increase was due to higher provisions for performance bonuses payable to employees as well as higher SG&A required to support the growth of the Company. Calfrac also recorded a stock-based compensation expense of $154,000 in the quarter related to the grant of stock options. For the 2004 and 2003 nine-month periods, SG&A as a percentage of revenue remained constant at 8%.

Interest, Depreciation and Other Expenses

For the nine months ended September 30, 2004, interest expenses declined 64% primarily as a result of debt repayments made at the end of March 2004 that totaled $22.8 million. Depreciation expenses rose during the three-month period due to the increase in operating equipment. It is anticipated that these expenses will continue to climb throughout the remainder of the year as additional equipment is placed in service. Other expenses arise from fluctuations in Canadian and U.S. exchange rates.

Income Tax

As a result of the amalgamation with Denison Energy Inc. completed on March 24, 2004, Calfrac was able to significantly reduce its current income tax with respect to Canadian operations and anticipates similar reductions will be recorded over the next several years. Consequently, the current tax provision for the third quarter of 2004 of $0.5 million related primarily to the profitability of Ram and the Company's United States operations. Future income tax expense for the third quarter of 2004 was a drawdown of $0.2 million, which consisted of certain expenses that are non-deductible in the current period.

Quarterly Financial Information

Three Months Ended	Dec.31, 2002	Mar.31, 2003	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003
(000s, except per share data)	($)	($)	($)	($)	($)
Revenue	29,939	38,266	22,714	47,514	48,065
Net income	3,214	4,848	(60)	7,525	7,336
Per share basic & diluted	0.19	0.28	(0.00)	0.44	0.43

Three Months Ended	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004
(000s, except per share data)	($)	($)	($)
Revenue	57,298	41,066	60,538
Net income	9,068	1,657	11,771
Per share basic & diluted	0.53	0.10	0.67

Note: Historical earnings per share have been calculated on the 17,107,277 shares outstanding as at March 24, 2004. This is not in accordance with Canadian GAAP as comparative per share information based on Canadian GAAP would not provide a meaningful comparison due to the changes in Calfrac's issued shares since it became a public issuer in March 2004.

Discussion of Financial Condition as at September 30, 2004

Liquidity and Capital Resources

As at September 30, 2004, the Company had positive working capital of $36.4 million, which was in excess of the long-term portion of debt that totaled $4.1 million, and as a result, had no net debt.

During the third quarter, the Company entered into a bought deal financing with a syndicate of underwriters to sell 1,000,000 common shares in the capital of the Company at a price of $28.40 per common share for net proceeds of $26,912,000. The proceeds of the financing will be used to fund the Company's capital expenditures and other general corporate purposes.

Capital expenditures approved by the Company's Board of Directors for 2004 total $51.0 million, of which $36.5 million has been recorded in the financial statements for the period ended September 30, 2004. As part of this capital program, the Company recently introduced two additional fracturing spreads to its Canadian operations: one spread is based out of Medicine Hat and the second out of Grande Prairie. As at the date of this report, Calfrac has a total of 14 fracturing spreads. The Company is currently constructing three additional fracturing spreads, two of which are specifically designed to complete high rate nitrogen fractures on natural gas from coal (NGC) wells in Canada. As reported previously, the first NGC spread is expected to be brought into service late in the fourth quarter of 2004 and the second spread is anticipated to be operational in the first quarter of 2005. The third spread will be a conventional fracturing spread to be deployed in either Canada or the United States during the first quarter of 2005, depending on market conditions. Delivery of these additional spreads is scheduled to be completed within both time and budget parameters.

In early October 2004, Calfrac began to receive shipments of nitrogen from a facility located in Strathmore, Alberta. These shipments are based on a multi-year contract signed earlier in the year that will guarantee Calfrac the right to all of the product produced at this facility. As supply of these products is expected to be limited for the foreseeable future, this contract is a critical component to ensure Calfrac has the ability to deliver on its commitments to its customer base.

With its recent equity issue, available credit facilities and expected cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the foreseeable future.

Acquisition of Calfrac Shares, Share Cancellation, Business Combination and Equity Financing

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("DEI") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by DEI issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, DEI completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash component of DEI's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for

general corporate purposes.

Immediately following completion of the transaction between DEI and Calfrac, DEI amalgamated with Calfrac and the successor company changed its name to "Calfrac Well Services Ltd." The combination of DEI and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac operations.

Following these transactions, the Company's primary business is the provision of fracturing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

Tax Attributes

As reflected in note 5 to the consolidated financial statements, the Company has estimated tax pools of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts include non-capital losses of approximately $69.0 million, of which $18.8 million is scheduled to expire on December 31, 2004. Of the remaining amount, $38.6 million is scheduled to expire on December 31, 2008 and $11.6 million is scheduled to expire on December 31, 2009. The Company expects to fully utilize all tax pools prior to the expiration dates.

Stock Option Plan

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The objective of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, an initial grant of 388,100 stock options at $31.45 per option was made to existing employees during the third quarter of 2004. Based on this grant price and current assumptions, the fair value of each option, as per the Black-Scholes pricing model, is approximately $8.65 per option. A stock-based compensation expense of $154,000 was booked in the quarter related to the grant of these options. As disclosed in the Company's second quarter report, the Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result and subsequent to quarter-end, the Company granted, in aggregate, 30,000 deferred stock units to the Company's six outside directors. In addition, the Company's three most senior officers were not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was also provided subsequent to quarter-end. The amount of the grant to be earned by senior officers will be linked to the 2004 corporate performance. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. The Company will be required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period.

Critical Accounting Estimates

This MD&A is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events

involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation, valuation of stock option benefits, and except as noted below, have not changed from those disclosed in the Company's interim report for the three months ended March 31 and June 30, 2004.

As described in note 9 to the consolidated financial statements for the three and nine months ended September 30, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, which were described in the Company's interim report for the three months ended March 31, 2004 and which have not changed from the disclosure in that report.

Outlook

On October 28, 2004, the Petroleum Services Association of Canada ("PSAC") updated its well count forecast for 2004 and also provided its 2005 predictions. The 2004 forecast estimates a total well count of 22,160, of which approximately 70% will target natural gas. As the majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons, the Company believes that the demand for hydraulic fracturing services is likely to remain at record levels for the remainder of the year. The PSAC forecast for 2005 predicts an all-time record well count of 24,035 wells, an 8% year-over-year improvement that is largely due to the expected increase in coalbed methane ("CBM") activity. The number of CBM wells is expected to increase from 1,000 in 2004 to 3,000 in 2005. To meet this expected demand, and as noted earlier in this report, the Company plans to double its existing capacity of Canadian fracturing spreads focusing on CBM activity from two to four spreads by the end of the first quarter of 2005.

Activity levels for Ram's cementing services have been very encouraging. Calfrac anticipates that with the expansion of Ram's fleet of equipment and augmented marketing and operational capabilities, Ram will become a larger contributor to the Company's performance going forward.

Calfrac's United States operations have also recently experienced a significant increase in activity levels, which is expected to continue for the remainder of 2004 and well into 2005. With additional capital recently deployed and a growing customer base in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

Additional information relating to Calfrac Well Services Ltd., including its annual information form, is available through SEDAR at www.sedar.com.

Third Quarter Conference Call

A conference call to review the third quarter results has been scheduled for 10:00 a.m. MST on Wednesday, November 10, 2004. The conference call dial-in number is 1-800-814-4853. A recording will be available until Wednesday, November 17, 2004 by dialing 1-877-289-8525 and entering reservation number 21098827(followed by the number sign).

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading in the Company's interim report for the three months ended March 31, 2004. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared: Monday, November 8, 2004

CONSOLIDATED BALANCE SHEETS

As at	September 30, 2004	December 31, 2003
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and marketable securities	24,656	14,968
Accounts receivable	41,161	30,497
Income taxes recoverable	305	--
Inventory	2,036	1,958
Prepaid expenses and deposits	1,659	927
	69,817	48,350
Capital assets	109,263	78,441
Intangible assets	73	252
Goodwill	3,604	3,276
Future income taxes (note 5)	61,722	--
	244,479	130,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	28,979	23,889
Income taxes payable	--	5,585
Current portion of long-term debt	4,411	12,112
	33,390	41,586
Long-term debt	4,088	23,781
Future income taxes	--	7,521
Deferred credit (note 5)	54,978	--

Non-controlling interest	621	--
	93,077	72,888
Shareholders' equity		
Capital stock (note 7)	136,550	14,720
Contributed surplus	154	--
Retained earnings	14,698	42,711
	151,402	57,431
	244,479	130,319

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	60,538	47,514	158,902	108,494
Expenses				
Operating	39,806	29,980	109,465	72,435
Selling, general and administrative	5,492	3,121	12,382	8,178
Restructuring costs	--	--	965	--
Other expenses (income)	(61)	(111)	10	439
Loss on disposal of capital assets	2	--	4	--
	45,239	32,990	122,826	81,052
	15,299	14,524	36,076	27,442
Depreciation	3,064	2,200	8,408	6,387
Amortization of intangibles	30	74	179	223
Interest	65	551	608	1,687
Income before income taxes	12,140	11,699	26,881	19,145
Income taxes				
Current	510	4,217	4,836	5,975
Future	(155)	(43)	(471)	857
	355	4,174	4,365	6,832
Income before non-controlling interest	11,785	7,525	22,516	12,313
Non-controlling interest	14	--	20	--
Net income for the period	11,771	7,525	22,496	12,313
Retained earnings, beginning of period	2,927	27,850	42,711	23,062
Effect of change in accounting for				

stock-based compensation (note 3)	--	--	(829)	--
Purchase and cancellation of shares (note 6)	--	--	(53,866)	--
Elimination of deficit on amalgamation	--	--	4,186	--
Retained earnings, end of period	14,698	35,375	14,698	35,375
Earnings per share				
Basic and diluted	0.67	0.77	1.50	1.26

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	11,771	7,525	22,496	12,313
Items not involving cash				
Depreciation and amortization	3,094	2,274	8,587	6,610
Stock-based compensation	154	--	154	--
Loss on disposal of capital assets	2	--	4	--
Future income taxes	(155)	(43)	(471)	857
Non-controlling interest	14	--	20	--
Funds provided by operations	14,880	9,756	30,790	19,780
Net change in non-cash working capital	(12,542)	(3,668)	(15,340)	(5,066)
	2,338	6,088	15,450	14,714
Financing activities				
Net proceeds from share issues received on amalgamation (note 4)	--	--	92,948	--
Issue of bank loans and long-term debt	1,175	916	1,175	10,136
Bank loan and long-term debt repayments	(2,781)	(2,921)	(30,179)	(7,832)
Net proceeds on issuance of common shares	26,912	--	26,912	211
Purchase of common shares (note 6)	--	--	(58,437)	--
	25,306	(2,005)	32,419	2,515
Investing activities				
Purchase of capital assets	(12,740)	(7,299)	(36,481)	(20,346)
Proceeds on disposal of capital				

assets	12	--	59	--
Acquisition of subsidiary, net of cash acquired	--	--	(1,759)	--
	(12,728)	(7,299)	(38,181)	(20,346)
Increase (decrease) in cash position	14,916	(3,216)	9,688	(3,117)
Cash, beginning of period	9,740	3,870	14,968	3,771
Cash, end of period	24,656	654	24,656	654

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2004
(unaudited) (000s)

1. Basis of Presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to well sites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Stock-Based Compensation

In 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the value of stock options granted. The affect of this change in accounting policy was to reduce opening retained earnings at January 1, 2004 by $829. See also note 8.

4. Transaction with Denison Energy Inc.

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash of $28,780 and 7,427,039 Denison common shares. On March 24, 2004, the Company

was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

	2004
	($)
Cash	92,948
Future income tax assets (note 5)	13,989
Current liabilities	(3,703)
Long-term liabilities	(912)
	102,322

5. Future Income Tax Assets

On the amalgamation of Denison and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. The final amount of these tax pools will be determined when all of Denison's tax filings are completed. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired is estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. In addition to this, a future income tax asset was recognized in the amount of $2,989, which pertains to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004. Another $500 in future income tax assets was recorded in connection with the $1,488 of share issue costs incurred on the Company's public offering completed August 31, 2004.

6. Purchase and Cancellation of Common Shares

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the Company's shares were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

7. Capital Stock

The issued common shares and related values after giving effect to the acquisitions and amalgamation described above are as follows:

	Number of Shares	Amount
	(No.)	($)

December 31, 2003 (adjusted for 1 for 21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares	--	(4,571)
Denison shares issued prior to public offering	772,049	--
Denison public share offering	8,064,520	--
Denison shares issued to Company's shareholders	7,427,039	--
Denison net assets acquired on amalgamation	--	102,346
Elimination of Company's deficit on amalgamation	--	(4,186)
Elimination of Company's contributed surplus on amalgamation	--	829
Public share offering - August 31, 2004	1,000,000	27,412
September 30, 2004	18,107,277	136,550

The Company closed a public share offering on August 31, 2004 for 1,000,000 common shares at a price of $28.40 per share for gross proceeds of $28,400. The costs of the offering were $1,488 less future income taxes of $500.

8. Stock-Based Compensation

On September 1, 2004, the Company granted 388,100 options to its employees to purchase shares in the Company. The options have an exercise price of $31.45 per share and vest in three equal parts on the first, second and third anniversary of the grant date. The options expire on February 29, 2008. The estimated fair value of these options using the Black-Scholes option pricing model is $3,354, which will be charged to compensation expense over the option's vesting period. To date, $154 of compensation expense has been recorded.

9. Contingencies

As a result of the acquisition and amalgamation described in note 4, the Company has assumed certain legal obligations relating to Denison's previous businesses as follows:

(a) Legal Actions - Greece

In September 2002, the Court of Appeal of Athens ruled that certain employee terminations in 1998 by a Greek subsidiary of Denison were made in good faith and in accordance with applicable laws and that no further severance payments were required to be made. This decision has since been appealed by these employees to the Supreme Court of Greece. A hearing of the Supreme Court has been scheduled for November 2005.

In September 2003, the Supreme Court of Greece issued a ruling that another former employee of the Greek subsidiary of Denison be compensated for certain vacation days and referred two other compensation matters back for consideration at a new trial at the Court of Appeals of Athens. The hearing of this case took place in the Court of Appeals of Athens on April 27, 2004 and the Court

has awarded compensation to the former employee. The amount of compensation is considered immaterial.

Another group of employees of the Greek subsidiary received a favourable trial court ruling, entitling them to compensation for a miscalculation of severance. Although the compensation awarded was not material, Denison filed an appeal to a higher court to contest this matter.

The direction and financial consequences of potential decisions in these actions cannot be determined at this time.

(b) Mining Claim

A letter was received from the Attorney General of the State of Maine claiming compensation relating to mining activities conducted 35 years ago in Blue Hill, Maine.

Denison Mines Inc. (a company formed from the reorganization of Denison prior to their acquisition of the Company and now unrelated to the Company) has advised the Company in writing that it will indemnify it against any adverse consequences arising from this claim. In the financial statements prepared for Denison Mines Inc. at June 30, 2004, management expressed an opinion that the aggregate amount of any potential liability arising from this claim is expected to be immaterial.

10. Segmented Information

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Inter-segment Eliminations	Consolidated
(000s)	($)	($)	($)	($)
Three Months Ended September 30, 2004				
Revenue	53,637	6,901	--	60,538
Net income (loss)	11,452	319	--	11,771
Segmented assets	240,527	6,857	(2,905)	244,479
Capital expenditures	12,716	24	--	12,740
Goodwill	3,604	--	--	3,604
Three Months Ended September 30, 2003				
Revenue	43,169	4,384	(39)	47,514
Net income (loss)	7,736	(211)	--	7,525
Segmented assets	116,247	3,506	(1,923)	117,830
Capital expenditures	7,254	45	--	7,299
Goodwill	3,276	--	--	3,276
Nine Months Ended September 30, 2004				
Revenue	138,703	20,199	--	158,902
Net income (loss)	22,652	(156)	--	22,496

Segmented assets	240,527	6,857	(2,905)	244,479
Capital expenditures	36,228	253	--	36,481
Goodwill	3,604	--	--	3,604
Nine Months Ended September 30, 2003				
Revenue	97,863	10,986	(355)	108,494
Net income (loss)	13,163	(850)	--	12,313
Segmented assets	116,247	3,506	(1,923)	117,830
Capital expenditures	20,301	45	--	20,346
Goodwill	3,276	--	--	3,276

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

>>
%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Gordon A. Dibb, Executive Vice President and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 18:37e 09-NOV-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Third Quarter Earnings Conference Call

/NOT FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Nov. 2 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Third Quarter 2004 results after the markets close on Tuesday, November 9, 2004. A conference call has been scheduled for 10:00 a.m. MST (12:00 p.m. EST) on November 10, 2004. If you wish to participate in the conference call, please call 1-800-814-4853 or (416) 640-4127 prior to the start of the call and ask for the Calfrac Wells Services Ltd. conference call.

An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a short question and answer period.

A replay of the conference call will be available for review until November 17, 2004. To listen to the recording, call 1-877-289-8525 or (416) 640-1917 and ask for reservation 21098827 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham./

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 17:26e 02-NOV-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac announces common share offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

CALGARY, Aug. 10 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that it has entered into a bought deal financing with a syndicate of underwriters led by Peters & Co. Limited and including FirstEnergy Capital Corp., RBC Dominion Securities Inc., CIBC World Markets Inc. and Sprott Securities Inc. to sell 1,000,000 common shares in the capital of Calfrac (the "Common Shares") at a price of $28.40 per Common Share for gross proceeds of $28,400,000. Completion of the financing is subject to all normal regulatory approvals, including the approval of the Toronto Stock Exchange. The Common Shares will be offered in each of the Provinces of Canada by way of short form prospectus. The financing is expected to close on or about August 31, 2004.

The net proceeds of the financing will be used by Calfrac to finance its proposed capital expenditures, which the company has recently increased, and for general corporate purposes.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including: the impact of general economic conditions, industry conditions and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: please contact Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance, Telephone: (403) 266-6000, Fax: (403) 266-7381/

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 08:29e 10-AUG-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Well Services Ltd. - Second Quarter Press Release and Interim Report For the Three and Six Months Ended June 30, 2004

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

CALGARY, Aug. 4 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) continued its growth by achieving revenue increases in excess of 50% for both the three and six-month periods ending June 30, 2004 and a 124% improvement in net income for the first half of 2004.

<<

HIGHLIGHTS

	Three Months Ended June 30,			Six Months Ended June 30,		
	2004	2003	Change	2004	2003	Change
(000s, except per share data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Revenue	41,066	22,714	81	98,364	60,980	61
Gross margin	7,643	5,202	47	28,706	18,525	55
Net income	1,657	(60)	-	10,725	4,788	124
Per share (basic & diluted)						
Per Canadian GAAP(1)	0.10	(0.01)	-	0.78	0.49	59
June 30, 2004	0.10	-	-	0.63	-	-
EBITDA(2)	4,591	2,824	63	20,777	12,918	61
Cash flow from operations(3)	4,674	2,850	64	15,910	10,024	59
Working capital	8,280	3,158	162	8,280	3,158	162
Common shares outstanding (basic & diluted)						
Per Canadian GAAP(1)	17,107,277	9,733,503	76	13,744,513	9,733,503	41
June 30, 2004	17,107,277	-	-	17,107,277	-	-
	No.	No.	(%)	No.	No.	(%)
Operating fracturing spreads as at June 30						
Conventional fracturing	10	9	11	10	9	11
Natural gas from coal	2	1	100	2	1	100
Total fracturing spreads	12	10	20	12	10	20

1. The number of common shares outstanding on both a basic and diluted basis as at the date of this report is unchanged from the number of shares outstanding as at June 30, 2004.
2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.
3. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital". Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results from Operations for the Second Quarter Ended June 30, 2004 and 2003

Revenue

Consolidated revenue for the second quarter of 2004 totaled $41.1 million compared to $22.7 million recorded in the same quarter in 2003. This 81% increase is primarily as a result of increased activity in both Canada and in the United States.

In Canada, revenue increased 90% to $35.9 million versus $18.9 million a year ago. Fracturing activity was initially strong in the 2004 period, but was hampered by inclement weather during May and June. Calfrac completed 1,151 Canadian fracturing jobs for an average revenue of $28,725 per job compared to 715 jobs for $23,676 per job the prior year. Second quarter operating activities were down approximately 17% from the 1,383 Canadian fracturing jobs for average revenue of $32,043 per job posted in the first three months of the year as a result of spring breakup and weather restrictions. Other revenue totaled $2.8 million versus $2.0 million recorded during the second quarter of 2003. Due to the ongoing record levels of Canadian oilfield industry activity, the Company expects strong demand for its services throughout the remainder of 2004.

For the three months ended June 30, 2004, revenue from United States operations increased 37% to $5.2 million versus $3.8 million in 2003. However, this was lower than the $8.1 million generated during the first quarter of this year. In May 2004, the Company added a second conventional fracturing spread to its U.S. fleet and initial fracturing jobs were successfully completed during the quarter for two new customers to Calfrac, both of which are major operators in the U.S. Rocky Mountain region. Management anticipates that due to an expected slowdown in activity over the summer months, the addition of new customers and equipment will not translate into significantly higher U.S. revenues until the fourth quarter of 2004.

Strong activity levels in both Canada and for the first four months of this year in the United States contributed to a 61% year-over-year increase in six-month consolidated revenue to $98.4 million from $61.0 million a year ago. During the first half of 2004, the Company completed 2,534 Canadian fracturing

jobs for an average revenue of $30,536 per job compared to 1,846 jobs for an average revenue of $26,791 per job in 2003. Revenue from U.S. fracturing operations totaled $13.3 million, double the $6.6 million achieved during the 2003 six-month period. On a combined basis, fracturing revenue totaled $90.7 million representing 92% of consolidated revenue versus $56.1 million or 92% a year ago.

Gross Margin

In the second quarter of 2004, consolidated gross margins increased 47% to $7.6 million from $5.2 million recorded in 2003 primarily due to increases in Canadian revenue and job counts. As a percentage of revenue, consolidated gross margins declined to 19% during the second quarter of 2004 versus 23% a year ago. This decrease is primarily attributable to increased expenses incurred during the 2004 three-month period as a result of adding a second fracturing spread to its U.S. operations and the decline in U.S. revenues compared to the immediately preceding quarter.

For the first six months of 2004, consolidated gross margins increased 55% to $28.7 million compared to $18.5 million recorded in 2003. As a percentage of revenue, consolidated gross margins for the period declined from 30% to 29% in 2004 due to a year-over-year decline in U.S. gross margins from 19% to 18% plus the fact that in the first half of 2004, revenue from U.S. operations, which generated lower gross margins, comprised 14% of consolidated revenue compared to 11% for the same period in 2003.

Selling, General and Administrative Expenses ("SG&A")

As a percentage of revenue, SG&A decreased from 9% in the second quarter of 2003 to 7% in the comparable 2004 period. For the six-month period, SG&A as a percentage of revenue declined from 8% in 2003 to 7% in 2004. The decreases recorded in both reporting periods were a result of the significant improvement in revenue, which more than offset the increase in the actual dollar amount of SG&A required to support the growth of the Company.

Interest, Depreciation and Other Expenses

For the three months ended June 30, 2004, interest expenses declined 77% primarily as a result of debt repayments made at the end of March 2004 that totaled $22.8 million. Depreciation expenses rose during the three-month period due to the increase in operating equipment. It is anticipated that these expenses will continue to climb throughout the remainder of the year as additional equipment is placed in service. Other expenses arise from fluctuations in Canadian and U.S. exchange rates.

Income tax

As a result of the amalgamation with Denison Energy Inc. completed on March 24, 2004, Calfrac was able to significantly reduce its current income tax with respect to Canadian operations and anticipates similar reductions will be recorded over the next several years. Consequently, the current tax provision for the second quarter of 2004 included $292,000 of income tax payable in Canada, which was offset by $513,000 in current income tax recoveries resulting from losses incurred in the United States to give a consolidated current income tax recovery of $221,000 for the current quarter.

Future income tax for the second quarter of 2004 consisted of $215,000 of expense related to Canadian operations and a credit of $75,000 related to United States operations for a net consolidated future tax expense of $140,000.

Quarterly Financial Information

Three Months Ended	Sep.30, 2002	Dec.31, 2002	Mar.31, 2003	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30, 2004
(000s, except per share data)	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	22,862	29,939	38,266	22,714	47,514	48,065	57,298	41,066
Net income	2,646	3,214	4,848	(60)	7,524	7,337	9,068	1,657
Per share basic & diluted	0.15	0.19	0.28	(0.00)	0.44	0.43	0.53	0.10

Note: As a result of Calfrac becoming a public issuer in March 2004, per share information for periods preceding the public offering is not comparable. Historical earnings per share have been calculated on the 17,107,277 shares outstanding as at June 30, 2004. This is not in accordance with Canadian GAAP.

Discussion of Financial Condition as at June 30, 2004

Liquidity and Capital Resources

As at June 30, 2004, the Company had positive working capital of $8.3 million, which was in excess of the long-term portion of debt that totaled $5.0 million, and as a result, had no net debt.

During the second quarter of 2004, Calfrac accepted an offer from its bank to increase its credit facilities. The Company's line of credit was increased to $15.0 million and will bear interest at the bank prime rate. This line of credit is undrawn at the date of this report with the exception of $1.75 million allocated to letters of credit issued on the Company's behalf by the bank. The new facility also includes a revolving $25.0 million term loan that will bear interest at the bank prime rate plus 0.625%. The facility will be secured by new equipment acquisitions and has not been drawn down. Formal documentation for the new credit facilities will be finalized during the third quarter of 2004.

Capital expenditures approved by the Company's Board of Directors for 2004 were recently increased to $51.0 million, of which $23.7 million has been recorded in the financial statements for the period ended June 30, 2004. The increase in approved capital expenditures of approximately $17.0 million relates to the Company's construction of three additional fracturing spreads, two of which will be specifically designed to complete high rate nitrogen fractures on natural gas from coal (NGC) wells in Canada. The first NGC spread is expected to be brought into service late in the fourth quarter of 2004 and the second spread is anticipated to be operational in the first quarter of 2005. The third spread will be a conventional fracturing spread to be deployed in either Canada or the United States during the first quarter of 2005, depending on market conditions.

With its available credit facilities, expected cash flow from operations and access to capital markets, the Company expects to have adequate resources to fund its financial obligations.

During the second quarter of 2004, the Company acquired a 70% interest in Ram Cementers Inc. At the date of acquisition, the major assets of Ram comprised of three single and one twin pumping unit. Ram plans to incur

additional capital expenditures of approximately $4.0 million, which will add four pumping units and support equipment. This equipment is expected to be operational by the first quarter of 2005 and will be funded by Ram's credit facilities. The Company has provided a corporate guarantee in the amount of $1.2 million in support of this credit facility.

Contractual obligations are unchanged from the disclosure provided in the Company's 2004 first quarter report, except for the above-mentioned corporate guarantee provided by Calfrac to assist in securing Ram's credit facility.

Acquisition of Calfrac Shares, Share Cancellation, Business Combination and Equity Financing

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million. On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("DEI") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by DEI issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, DEI completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash component of DEI's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the transaction between DEI and Calfrac, DEI amalgamated with Calfrac and the successor company changed its name to "Calfrac Well Services Ltd." The combination of DEI and Calfrac has been accounted for in accordance with Canadian generally accepted accounting principles ("GAAP") with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac operations.

Following these transactions, the Company's primary business is the provision of fracturing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

Tax Attributes

As reflected in note 5 to the consolidated financial statements, the Company has estimated tax pools of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts include non-capital losses of approximately $66.0 million, of which $27.0 million is expected to expire on December 31, 2004 with the remaining $39.0 million expected to expire on December 31, 2008.

Stock Option Plan

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The mandate of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, a grant of 400,000 stock options to existing employees was approved. This grant will be made during the third quarter of 2004, and based on a grant price of $30.00 per option and current assumptions, the Company estimates that the fair value of each option as per the Black-Scholes pricing model will be approximately $9.00. As a separate component of this

plan and in order to keep the Company's incentive plan competitive, Calfrac intends to introduce on a trial basis for the last half of 2004 and for the entire 2005 fiscal year, an enhancement to its existing incentive bonus plan. In terms of this enhancement, which will apply to senior employees, the Company will match a portion of the bonus earned that will be invested by the employee in shares of the Company to be purchased on the open market. To earn the maximum possible bonus, the employees must ensure that the Company achieves a target rate of return based on average capital employed. If this rate of return is not achieved, the amount of bonus earned will be reduced or eliminated. Based on the current staff and capital employed, management estimates that this enhancement will have an annual cost of approximately $1.5 million if superior performance criteria are met.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result, a grant of 30,000 deferred stock units in aggregate to the Company's six outside directors has therefore been approved. In addition, the Company's three most senior officers are not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units has been approved for these officers. Both of these grants will be made during the third quarter of 2004. The amount of the grant realized by senior officers will be linked to the corporate performance in 2004. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. The Company will be required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period.

Critical Accounting Estimates

This Management's Discussion and Analysis is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation, and except as noted below, have not changed from those disclosed in the Company's interim report for the three months ended March 31, 2004.

As described in note 8 to the consolidated financial statements for the three and six months ended June 30, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, which were fully described in the Company's interim report for the three months ended March 31, 2004 and which have not changed from the disclosure in that report.

Outlook

On July 28, 2004, the Petroleum Services Association of Canada increased its forecast of the number of gas wells to be drilled in Canada in 2004 to 15,732 wells. As the majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons, the Company believes that the demand for hydraulic fracturing services is likely to remain at record levels for the remainder of the year. To meet this expected demand, the Company plans to expand its complement of Canadian fracturing spreads by the end of the first quarter of 2005.

Although Ram was not a material acquisition, Calfrac anticipates that with the expansion of Ram's fleet of equipment and augmented marketing capabilities, it has the potential to become a significant contributor to the Company's performance in the future.

The Company believes that long-term activity levels in the United States will be robust. With additional capital recently deployed in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

Additional information relating to Calfrac Well Services Ltd., including its annual information form, is available through SEDAR at www.sedar.com.

Second Quarter Conference Call and Webcast

A conference call to review the second quarter results has been scheduled for 10:00 a.m. MST on Thursday, August 5, 2004. The conference call dial-in number is 1-800-796-7558. A recording will be available until Thursday, August 12, 2004 by dialing 1-877-289-8525 and entering reservation number 21081076 followed by the number sign. In addition, a live webcast will be accessible at www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)872080.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading in the Company's interim report for the three months ended March 31, 2004. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared: Wednesday, August 4, 2004

CONSOLIDATED BALANCE SHEETS

As at	June 30, 2004 (unaudited)	December 31, 2003 (audited)
(000s)	($)	($)
Assets		
Current assets		
Cash and marketable securities	9,740	14,968
Accounts receivable	25,929	30,497
Income taxes recoverable	625	-
Inventory	1,762	1,958
Prepaid expenses and deposits	1,877	927
	39,933	48,350
Capital assets	99,602	78,441
Intangible assets	103	252
Goodwill	3,593	3,276
Future income taxes (note 5)	62,862	-
	206,093	130,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	26,542	23,889
Income taxes payable	-	5,585
Current portion of long-term debt	5,111	12,112
	31,653	41,586
Long-term debt	4,994	23,781
Future income taxes	-	7,521
Deferred credit (note 5)	56,775	-
Non-controlling interest	606	-
	94,028	72,888
Shareholders' equity		
Capital stock (note 7)	109,138	14,720
Retained earnings	2,927	42,711
	112,065	57,431
	206,093	130,319

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	41,066	22,714	98,364	60,980

Expenses				
Operating	33,423	17,512	69,658	42,455
Selling, general and administrative	2,877	1,935	6,890	5,057
Restructuring costs	-	-	965	-
Other expenses	173	443	72	550
Loss on disposal of capital assets	2	-	2	-
	36,475	19,890	77,587	48,062
	4,591	2,824	20,777	12,918
Depreciation	2,795	2,192	5,344	4,186
Amortization of intangibles	74	74	149	149
Interest	140	602	543	1,137
Income before income taxes	1,582	(44)	14,741	7,446
Income taxes				
Current	(221)	(628)	4,326	1,757
Future	140	644	(316)	901
	(81)	16	4,010	2,658
Income (loss) before non-controlling interest	1,663	(60)	10,731	4,788
Non-controlling interest	6	-	6	-
Net income (loss) for the period	1,657	(60)	10,725	4,788
Retained earnings, beginning of period	1,270	27,910	42,711	23,062
Effect of change in accounting for stock-based compensation (note 3)	-	-	(829)	-
Purchase and cancellation of shares (note 6)	-	-	(53,866)	-
Elimination of deficit on amalgamation	-	-	4,186	-
Retained earnings, end of period	2,927	27,850	2,927	27,850
Earnings per share (in accordance with Canadian GAAP)				
Basic	0.10	(0.01)	0.78	0.49
Diluted	0.10	(0.01)	0.78	0.49

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				

Net income (loss) for the period	1,657	(60)	10,725	4,788
Items not involving cash				
Depreciation and amortization	2,869	2,266	5,493	4,335
Loss on disposal of capital assets	2	-	2	-
Future income taxes	140	644	(316)	901
Non-controlling interest	6	-	6	-
Funds provided by operations	4,674	2,850	15,910	10,024
Net change in non-cash working capital	7,549	(4,059)	(2,798)	(1,398)
	12,223	(1,209)	13,112	8,626
Financing activities				
Net proceeds from share issues received on amalgamation (note 4)	-	-	92,948	-
Issue of bank loans and long-term debt	-	6,050	-	9,220
Bank loan and long-term debt repayments	(1,475)	(2,564)	(27,398)	(4,911)
Net proceeds on issuance of common shares	-	127	-	211
Purchase of common shares (note 6)	-	-	(58,437)	-
	(1,475)	3,613	7,113	4,520
Investing activities				
Purchase of capital assets	(11,311)	(4,138)	(23,741)	(13,047)
Proceeds on disposal of capital assets	15	-	47	-
Acquisition of subsidiary, net of cash acquired	(1,759)	-	(1,759)	-
	(13,055)	(4,138)	(25,453)	(13,047)
(Decrease) increase in cash position	(2,307)	(1,734)	(5,228)	99
Cash, beginning of period	12,047	5,604	14,968	3,771
Cash, end of period	9,740	3,870	9,740	3,870

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2004

1. Basis of Presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of the Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to well sites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Stock-Based Compensation

In 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the value of stock options granted. The new standard did not affect net income for the six months ended June 30, 2004. The affect of this change in accounting policy is to reduce opening retained earnings at January 1, 2004 by $829.

4. Transaction with Denison Energy Inc.

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash of $28,780 and 7,427,039 Denison common shares. On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

Six Months Ended June 30,	2004
	($)
Cash	92,948
Future income tax assets (note 5)	14,014
Current liabilities	(3,704)
Long-term liabilities	(912)
	102,346

5. Future Income Tax Assets

On the amalgamation of Denison and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. The final amount of these tax pools will be determined when all of Denison's tax filings are completed. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $68,909 was

recorded. The fair value paid for the tax pools acquired is estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $57,909. In addition to this, a future income tax asset was recognized in the amount of $3,014, which pertains to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004.

6. Purchase and Cancellation of Common Shares

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the Company shares were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

7. Capital Stock

The issued common shares and related values after giving effect to the acquisitions and amalgamation described above are as follows:

	Number of Shares	Amount
	(No.)	($)
December 31, 2003 (adjusted for 1 for 21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares	-	(4,571)
Denison shares issued prior to public offering	772,049	-
Denison public share offering	8,064,520	-
Denison shares issued to Company's shareholders	7,427,039	-
Denison net assets acquired on amalgamation	-	102,346
Elimination of Company's deficit on amalgamation	-	(4,186)
Elimination of Company's contributed surplus on amalgamation	-	829
June 30, 2004	17,107,277	109,138

8. Contingencies

As a result of the acquisition and amalgamation described in note 4, the Company has assumed certain legal obligations relating to Denison's previous businesses as follows:

(a) Legal Actions - Greece

In September 2002, the Court of Appeal of Athens ruled that certain employee terminations in 1998 by a Greek subsidiary of Denison were made in good faith and in accordance with applicable laws and that no further severance payments were required to be made. This decision has since been appealed by these employees to

the Supreme Court of Greece. A hearing of the Supreme Court has been scheduled for November 2005.

In September 2003, the Supreme Court of Greece issued a ruling that another former employee of the Greek subsidiary of Denison be compensated for certain vacation days and referred two other compensation matters back for consideration at a new trial at the Court of Appeals of Athens. The hearing of this case commenced in the Court of Appeals of Athens on April 27, 2004. A decision is not expected until six months after its conclusion.

Another group of employees of the Greek subsidiary received a favourable trial court ruling, entitling them to compensation for a miscalculation of severance. Although the compensation awarded was not material, Denison filed an appeal to a higher court to contest this matter.

The direction and financial consequences of potential decisions in these actions cannot be determined at this time.

(b) Mining Claim

A letter was received from the Attorney General of the State of Maine claiming compensation relating to mining activities conducted 35 years ago in Blue Hill, Maine.

Denison Mines Inc. (a company formed from the reorganization of Denison prior to their acquisition of the Company and now unrelated to the Company) has advised the Company in writing that it will indemnify it against any adverse consequences arising from this claim. In the financial statements prepared for Denison Mines Inc. at March 31, 2004, management expressed an opinion that the aggregate amount of any potential liability arising from this claim is expected to be immaterial.

9. Segmented Information

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Inter-segment Elim-inations	Consol-idated
(000s)	($)	($)	($)	($)
Three Months Ended June 30, 2004				
Revenue	35,830	5,236	-	41,066
Net income (loss)	2,615	(958)	-	1,657
Segmented assets	203,012	4,835	(1,754)	206,093
Capital expenditures	11,255	56	-	11,311
Goodwill	3,593	-	-	3,593
Three Months Ended June 30, 2003				
Revenue	18,924	3,830	(40)	22,714
Net income (loss)	(164)	104	-	(60)

Segmented assets	103,340	3,785	(2,832)	104,293
Capital expenditures	4,138	-	-	4,138
Goodwill	3,276	-	-	3,276

	Canada	United States	Inter-segment Elim-inations	Consol-idated
(000s)	($)	($)	($)	($)
Six Months Ended June 30, 2004				
Revenue	85,066	13,298	-	98,364
Net income (loss)	11,200	(475)	-	10,725
Segmented assets	203,012	4,835	(1,754)	206,093
Capital expenditures	23,512	229	-	23,741
Goodwill	3,593	-	-	3,593
Six Months Ended June 30, 2003				
Revenue	54,694	6,602	(316)	60,980
Net income (loss)	5,426	(638)	-	4,788
Segmented assets	103,340	3,785	(2,832)	104,293
Capital expenditures	13,047	-	-	13,047
Goodwill	3,276	-	-	3,276

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

>>
%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Gordon A. Dibb, Executive Vice President and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:28e 04-AUG-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Second Quarter Earnings Conference Call

CALGARY, July 28 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) will update investors on the Company's Q2 results on Thursday, August 5, 2004. To discuss this information, a conference call has been set for:

10:00 a.m. (Mountain Daylight Savings Time)

If you wish to participate in the conference call, please call 1-800-796-7558 or (416) 640-4127 prior to the start of the call and ask for Calfrac Wells Services Ltd. conference call.

A report will be made by D.R. (Doug) Ramsay, President and C.E.O. and, Gordon Dibb, Executive Vice President and C.F.O. of Calfrac Well Services Ltd. Following the report there will be a short question and answer period.

The conference call and all questions and answers will be recorded and made available for review until August 12, 2004. To listen to the recording, call 1-877-289-8525 or (416) 640-1917 and ask for reservation 21081076 followed by the number sign.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham./
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 17:26e 28-JUL-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd.

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

CALGARY, June 1 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) is pleased to announce today that it has acquired a 70% interest in Ram Cementers Inc. ("Ram"). An investor group led by Paul Crilly will acquire the remaining 30% interest and Mr Crilly will become the President and CEO of Ram.

Ram has been providing well cementing services in western Canada since 1992. With operations based in Lacombe, Alberta and a sales office in Calgary, Alberta, Ram provides premium cementing services to a wide variety of oil and gas producers.

Ram also announced today that it expects to place orders for the manufacture of three additional cement pumpers and other related equipment which is being designed to materially enhance Ram's existing fleet of four pumpers. These additional units are expected to be operational by the end of 2004.

Prior to making this investment, Calfrac was the only major pumping service company operating in Canada that did not offer its customers cementing services. Calfrac looks forward to expanding Ram's cementing business by enhancing the range of services offered to the combined customer base.

Certain statements contained in this document, including statements that may contain words such as "expect" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures and outcome of specific events. These statements or predictions are subject to a number of risks and uncertainties which could cause actual results to differ materially from Calfrac's expectations. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by Calfrac will be realized, or that they will have the expected consequences or effects on Calfrac or its business or operations. Calfrac assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00002062E

/For further information: With respect to Calfrac: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381, Gordon A. Dibb, Executive Vice President and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381, With respect to Ram: Paul Crilly, President and Chief Executive Officer, Telephone: (403) 237-8246, Fax: (403) 782-4955/

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 18:20e 01-JUN-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Well Services Ltd.

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

CALGARY, May 18 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) announces the following results for the operations of Denison Energy Inc. ("DEI") for the 12 months ended December 31, 2003. These are the results of the operations of DEI before the plans of arrangement distributed the uranium and environmental services businesses to Denison Mines Inc. and the oil and gas business to Forte Resources Inc. These results do not reflect the operations of Calfrac, namely the provision of fracturing and well stimulation services to customers in the oil and gas industry. No financial information with respect to the past or ongoing business operations of Calfrac is included in this release.

<<

Year ended December 31, 2003 (In thousands except per share data)	2003	2002
Revenue	$35,658	$37,966
Net earnings (loss)	(15,956)	3,068
Net earnings (loss) per common share		
Basic	(0.90)	0.18
Diluted	(0.86)	0.18

>>

As a result of a new reserve report completed by independent consultants, DEI's oil and gas reserves were written down by $12 million in 2003. This write-down was primarily responsible for a loss of $12.5 million incurred by the oil and gas division of DEI during 2003 compared to net earnings of $0.9 million in the previous year. The combined mining and environmental services division of DEI incurred a loss of $0.3 million in 2003 compared to net earnings of $4.4 million during the 2002 year. This loss was mainly caused by adverse movement in foreign exchange rates which reduced revenue. The above plus the cost of the corporate division resulted in DEI recording a loss of $16.0 million in the 2003 year.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Gordon A. Dibb, Executive Vice President and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 17:02e 18-MAY-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Well Services Ltd.

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES/

CALGARY, May 13 /CNW/ - Calfrac Well Services Ltd. (Calfrac) (TSX: CFW) is pleased to announce a record quarter for the first three months of 2004. Earnings per share (basic and diluted) based on shares outstanding as at March 31, 2004 were $0.53 as compared to $0.28 for the first quarter of 2003 an 89% increase. Total revenues for the quarter ending March 31, 2004 were $57.3 million as compared to $38.3 million for the first quarter 2003, a 50% increase. Net earnings for the quarter ending March 31, 2004 were $9.1 million as compared to $4.8 million for the first quarter of 2003, an increase of 87%.

Consolidated gross margins were 36.8% of revenue for the quarter ended March 31, 2004 versus 34.8% in the same quarter of 2003. The improvement in the percentage of revenue for the consolidated margin in 2004 was entirely due to the improvement in the USA margins.

On a consolidated basis, the Company completed 1,489 fracturing jobs for average fracturing revenue per job of $35,176 for the first quarter of 2004 as compared to 1,163 jobs for average fracturing revenue per job of $30,352 in the same period of 2003.

In Canada, notwithstanding extremely cold weather that shut down operations for a week in January and an early spring break-up in the southern and central parts of the Western Canadian Sedimentary Basin, the Company achieved record levels of activity and revenue.

Revenue from the Company's operations in the Rocky Mountains of the USA increased by 191% during the quarter ended March 31, 2004 compared to the corresponding period in 2003.

Through the spring break-up period favourable weather has allowed Calfrac to operate two 24 hour fracturing crews in the Suffield, British Block area. With these dry weather conditions and some of the road restrictions being removed in Southern Alberta and Saskatchewan additional shallow gas fracturing and coiled tubing operations have started earlier than in previous years.

The 2004 capital budget was prepared assuming an additional three conventional fracturing spreads. The first of these spreads will be operational very soon in the US Rockies, we anticipate that the second spread based in Medicine Hat, Alberta will be commencing operations in July in Calfrac's shallow operations area. We anticipate that the third spread will be ready for operations in the Grande Prairie, Alberta area in September.

Calfrac exited 2003 with ten frac spreads, nine conventional spreads and one natural gas from coal spread. Calfrac expects to exit 2004 with fourteen spreads, twelve conventional spreads and two natural gas from coal spreads.

We continue to review opportunities for the expansion of our business in North America and other selected international markets, as we are optimistic about the high levels of industry activity for the remainder of 2004.

Certain statements contained in this document, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes", "forecast" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company's

expectations. These risks and uncertainties include the items discussed above under that heading. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

<<

Selected Financial Information

Three months ended March 31 Unaudited: (In thousands of dollars except per share amounts)	2004	Increase (Decrease)	2003
Revenue	57,298	19,032 50%	38,266
Gross margin	21,063	7,740 58%	13,323
Restructuring expenses(3)	965		
EBITDA(1)	16,186	6,092 60%	10,094
Income tax	4,091	1,449 55%	2,642
Cash flow from operations(2)	11,235	4,062 57%	7,173
Net earnings	9,068	4,220 87%	4,848
Earnings per share (basic and diluted) in accordance with Canadian GAAP	$0.87		$0.50
Issued and outstanding shares (in 000's) as at March 31, 2004	17,107		17,107
Earnings per Share (basic and diluted) based on shares outstanding as at March 31, 2004	$0.53		$0.28

Operating fracturing spreads at end of quarter			
Conventional fracturing (Blender spreads)	9		9
Natural Gas from Coal (NGC)	2		1
Total number of fracturing spreads	11		10

Notes

1. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under

Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

2. Cash flow from operations is not a term that is approved under Canadian GAAP but the Company believes that it provides useful information to the reader on the trend of operating cash flow.
3. Restructuring expenses relate to expenses incurred by the Company with respect to the DEI/Calfrac and other transactions that are not share issue expenses.

>>
%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Gordon A. Dibb, Executive Vice President and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 21:41e 13-MAY-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
/C O R R E C T I O N from Source -- Calfrac Well Services Ltd./

In c2169 transmitted today at 11:20e an error occured in the press release. Times noted for the conference call should have been a.m. and not p.m. Corrected copy follows:

Calfrac Well Services Ltd. First Quarter Earnings Conference Call

Trading Symbol: "CFW" on TSX

CALGARY, May 12 /CNW/ - Calfrac Well Services Ltd. will update investors on the Company's Q1 results on Friday, May 14, 2004. To discuss this information, a conference call has been set for:

10:00 a.m. (Mountain)
11:00 a.m. (Central)
12:00 a.m. (Eastern)

If you wish to participate in the conference call, please call 1-800-814-3911 or (416) 640-4127 prior to the start of the call and ask for Calfrac Wells Services Ltd. conference call.

A report will be made by D.R. (Doug) Ramsay, President and C.E.O. of Calfrac Well Services Ltd. Following the report there will be a short question and answer period.

The conference call and all questions and answers will be recorded and made available for review until May 21, 2004. To listen to the recording, call 1-877-289-8525 or (416) 640-1917 and ask for reservation 2109481 followed by the pound key.

%SEDAR: 00002062E

/For further information: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 12:19e 12-MAY-04

CALFRAC WELL SERVICES LTD. PROVIDES TAX INFORMATION REGARDING DENISON ENERGY INC. PLAN OF ARRANGEMENT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

CALGARY, April 14, 2004 – Calfrac Well Services Ltd. (TSX: CFW) (formerly Denison Energy Inc.) is pleased to provide the following information regarding certain tax consequences to Canadian-resident shareholders of the Denison Energy Inc. ("DEI") Plan of Arrangement ("Arrangement") completed on March 8, 2004.

As a result of the Arrangement, the former shareholders of DEI received, for each common share of DEI ("Old DEI Shares"), the following:

- 1/21 of a new common share ("New DEI Shares") of Denison Energy Inc.
- 1/5 of a common share of Forte Resources Inc. ("FRZ")
- 1 common share of Denison Mines Inc. ("DEN").

The mechanics of the Arrangement were slightly different for shareholders who were not resident in Canada on March 8, 2004. Such shareholders should consult their tax advisers regarding the tax consequences of the Arrangement, including any filing requirements.

Tax Cost of Shares Distributed in the Arrangement

In the circular for the meeting called to approve the Arrangement, DEI indicated that the tax cost of the various shares received by its shareholders, as well as the amount of gain or loss arising as a result of the Arrangement, would be a function of the market value of the shares received, which value is determined as of the time of the Arrangement.

DEI believes that, for the purposes of determining the tax consequences of the Arrangement to holders of Old DEI Shares, the market value of the Old DEI Shares is $5.99 per share. This value is based on the average price of the Old DEI Shares on the Toronto Stock Exchange for the 20 trading days prior to the Arrangement. DEI believes that a reasonable allocation of this value is as follows:

COMPANY	SHARES RECEIVED IN THE ARRANGEMENT FOR EACH OLD DEI SHARE	PRICE PER SHARE	PERCENTAGE ALLOCATION
DEI	1/21	$0.74	12.35%
FRZ	1/5	$0.50	8.35%
DEN	1	$4.75	79.30%
TOTAL		$5.99	100.00%

Based on these estimates of value, the adjusted cost base of the shares distributed in the Arrangement is as follows:

- FRZ shares = $2.50 per share
- DEN shares = $4.75 per share
- New DEI Shares = 12.35% of the shareholder's adjusted cost base of the Old DEI Shares.

Gain (or Loss) Realized in the Arrangement

As described in the circular, Canadian-resident holders of Old DEI Shares will be considered for tax purposes to have disposed of their Old DEI Shares at the time of the Arrangement and, if they held or hold the relevant shares as capital property, may have realized a capital gain or a capital loss as a result of the Arrangement.

Holders of Old DEI Shares who use the estimates of value indicated above may calculate their gain (or loss) per share by

- multiplying the adjusted cost base of their Old DEI Shares by 87.65%, and
- subtracting that amount from $5.25 (which is the aggregate value of the FRZ and DEN shares received for each Old DEI Share).

As an example, if the adjusted cost base of a DEI shareholder's Old DEI Shares was $3.00 per share, the capital gain realized by that holder on a per share basis would be equal to $5.25 minus $2.63 (which is 87.65% of $3.00), for a total gain of $2.62 per share.

As another example, if the adjusted cost base of a DEI shareholder's Old DEI Shares was $6.50 per share, that shareholder will have realized a capital loss equal to $5.25 minus $5.70 (which is 87.65% of $6.50), for a total loss of $0.45 per share.

The information provided above is not intended as tax advice for any of the holders of Old DEI Shares, is not binding on the Canada Revenue Agency or any particular shareholder, and is not exhaustive of all income tax matters that may be relevant to a particular shareholder. Holders of Old DEI Shares are encouraged to consult their own advisers with respect to their particular circumstances.

For further information, please contact:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

Gordon A. Dibb
Executive Vice President and
Chief Financial Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

CALFRAC WELL SERVICES LTD.
NEW TRADING SYMBOL AND CAPITAL EQUIPMENT

CALGARY, March 29, 2004 – Calfrac Well Services Ltd. (formerly Denison Energy Inc.) will commence trading on the Toronto Stock Exchange under its new symbol "CFW" today.

As an update to the Denison Energy Inc. prospectus filed on March 10, 2004, Calfrac announces that it plans to increase its fleet of fracturing equipment in 2004. At the end of 2003, Calfrac had 10 operating spreads of fracturing equipment. Calfrac intends to add one spread designed for fracturing natural gas from coal (sometimes referred to as coal bed methane or CBM) in the first quarter of 2004 and plans to add three spreads designed for conventional fracturing during the remainder of the year.

Calfrac expects that one of the conventional spreads will be sent to the Rocky Mountain region of the United States during the second quarter and that the other two conventional spreads will be added to Canadian operations during the third quarter of 2004.

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from oil and gas wells throughout western Canada and in the Rocky Mountain region of the United States.

Not for distribution to United States newswire services or dissemination in the United States.

For further information:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

Gordon A. Dibb
Executive Vice President and
Chief Financial Officer
Telephone: (403) 266-6000
Fax: (403) 266-7381

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.

CALFRAC WELL SERVICES LTD.
COMPLETES TRANSACTION AND NAMECHANGE

CALGARY, March 24, 2004 – Calfrac Well Services Ltd. (formerly Denison Energy Inc.) has completed the previously announced acquisition of the private Calfrac Well Services Ltd. Immediately following the acquisition, Denison Energy merged with the private Calfrac and changed its name to "Calfrac Well Services Ltd.". The common shares of the corporation are currently trading under the symbol "DEI" and are expected to commence trading under the new trading symbol "CFW" on Monday, March 29, 2004.

The net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million) was paid by Calfrac issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million. After completion of the acquisition, Calfrac has 17,107,277 common shares outstanding on both a basic and fully diluted basis.

In connection with the acquisition, the board of directors of the corporation has been enhanced. Calfrac is pleased to announce that Douglas R. Ramsay and R. Timothy Swinton have joined the board in addition to Ronald P. Mathison, James S. Blair, Gregory S. Fletcher, Martin A. Lambert and Paul F. Little. The corporation has also constituted an Audit Committee, Corporate Governance Committee and Compensation Committee.

The board of directors has also appointed Douglas R. Ramsay as Chief Executive Officer, Gordon A. Dibb as Chief Financial Officer and Robert S. Roberts as Chief Operating Officer. Each of Messrs. Ramsay, Dibb and Roberts is a founder of Calfrac and has held a similar position with Calfrac since 1999. Several additional officers were appointed to positions similar to those they held with Calfrac prior to the transaction.

The formation of Calfrac completes the change of the focus of the business of Denison Energy to the oilfield services business. Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

For further information:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: (403) 234-6680
Fax: (403) 266-7381

Gordon A. Dibb
Executive Vice President and
Chief Financial Officer
Telephone: (403) 234-6694
Fax: (403) 266-7381

DENISON ENERGY INC.
COMPLETES EQUITY OFFERING

CALGARY, March 23, 2004 – Denison Energy Inc. (TSX: **DEI**) today completed its previously announced public offering of 8,064,520 common shares at a price of $15.50 per common share for gross proceeds of approximately $125 million. After completion of the offering, Denison Energy has 9,680,238 common shares outstanding. The underwriting syndicate was led by Peters & Co. Limited and included FirstEnergy Capital Corp. and RBC Dominion Securities Inc.

The common shares have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without an exemption from the applicable registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the common shares in the United States.

For further information: David M. McGoey, Chief Financial Officer, Telephone: (403) 294-6497, Fax: (403) 294-9112.

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.

DENISON ENERGY INC.
EXERCISES OPTION TO ACQUIRE CALFRAC WELL SERVICES LTD.

CALGARY, March 23, 2004 – Denison Energy Inc. (TSX: **DEI**) announces that the independent committee of its board of directors has determined to exercise a previously announced option to purchase all of the shares of Calfrac Well Services Ltd. for an aggregate purchase price of approximately $227.5 million, less indebtedness of approximately $83.6 million, for a net purchase price of approximately $143.9 million.

Denison Energy will pay the net purchase price by issuing 7,427,039 common shares and making a cash payment of $28,779,760.87 to the shareholders of Calfrac. The funding required to finance the cash portion of the purchase price was obtained through the previously announced public offering of 8,064,520 common shares at a price of $15.50 per common share for gross proceeds of approximately $125 million. The net proceeds of such offering of approximately $116.3 million, after deducting the underwriters' fees and expenses of the offering, will to be used by Denison Energy as follows: (i) approximately $28.8 million to pay the above-mentioned 20% of the purchase price of the shares of Calfrac; (ii) approximately $58.4 million to repay indebtedness of Calfrac; and (iii) approximately $29.1 million will be added to working capital and used for general corporate purposes.

The closing of the acquisition of Calfrac is expected to occur on March 24, 2004. Denison Energy will immediately thereafter merge with and change its name to Calfrac Well Services Ltd. and commence trading under the trading symbol CFW with 17,107,277 common shares outstanding.

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

For further information: David M. McGoey, Chief Financial Officer, Telephone: (403) 294-6497, Fax: (403) 294-9112.

DENISON ENERGY INC.
ANNOUNCES PRICING OF EQUITY OFFERING

CALGARY, March 10, 2004 - Denison Energy Inc. has entered into in an underwriting agreement with a syndicate of underwriters led by Peters & Co. Limited and including FirstEnergy Capital Corp. and RBC Capital Markets pursuant to which Denison will issue 8,064,520 common shares at a price of $15.50 per share for total proceeds of $125,000,060. Closing of the offering is expected to occur on or about March 23, 2004.

As at the date hereof, Denison holds no material assets, other than an option to purchase all of the shares of Calfrac Well Services Ltd. Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

If the offering is completed and Denison exercises the option to acquire the Calfrac shares, the net proceeds of approximately $116.3 million, after deducting the underwriters' fee and expenses of the offering, are anticipated to be used by Denison as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac; (ii) approximately $58.4 million to repay existing indebtedness of Calfrac; and (iii) approximately $29.1 million will be added to working capital and used for general corporate purposes.

The three separate companies created pursuant to the previously announced reorganization of Denison are expected to commence trading on the TSX on Friday, March 12, 2004, with Denison Energy Inc. trading under the symbol "DEI", Denison Mines Inc. trading under the symbol "DEN" and Forte Resources Inc. trading under the symbol "FRZ".

The common shares to be issued pursuant to the underwriting agreement have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without an exemption from the applicable registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the common shares in the United States.

Not for distribution to U.S. newswire services or dissemination in the United States.

For further information, please contact:
Denison Energy Inc.
Martin A. Lambert
Interim Chief Executive Officer
Tel: (403) 294–0101
Fax: (403) 294–0105
Email: lambertm@bennettjones.ca

Denison

Press Release www.denisonmines.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

DENISON REORGANIZATION COMPLETED

TORONTO, March 9, 2004 – Denison Energy Inc. ("Denison ") (currently **DEN** - TSX) is very pleased to announce that it has received a certificate of arrangement to complete the previously announced Denison Reorganization, which was approved by over 97% of the shareholders voting at the meeting on March 3, 2004 and by the Superior Court of Justice of Ontario on March 5, 2004. As a result of the Denison Reorganization, Denison has transferred its uranium mining and environmental services business to its former subsidiary Denison Mines Inc., and transferred its Canadian petroleum and natural gas business to its former subsidiary Denison Oil Corporation. Shares of each of Denison Mines Inc. and Denison Oil Corporation are being distributed to Denison's existing shareholders, and Denison Energy's common shares have been consolidated on a one-for-21 basis. Denison Energy has completed the proposed share issuance to an investor group led by Matco Capital Ltd. Denison Energy now maintains certain limited assets and liabilities associated with Denison's former businesses as well as an option to purchase Calfrac Well Services Ltd. Denison Energy expects to file a final prospectus in respect of the issuance of $125 million of common shares on or about March 12, 2004.

The proposed arrangement between Denison Oil Corporation and Forte Oil Corporation is expected to be completed today. Following completion of this arrangement, Denison Oil Corporation will be renamed "Forte Resources Inc."

As a result, for every common share in Denison Energy Inc. held on or prior to March 8, 2004, Denison's shareholders are entitled to receive, for each common share of Denison held:

1 common share in Denison Mines Inc;
1/5 of one common share in Forte Resources Inc.; and
1/21 of the new class of common shares in Denison Energy Inc.

Denison is mailing a letter of transmittal to its current shareholders to allow the shareholders to submit their former Denison Energy common shares in exchange for the shares listed above.

Denison previously announced that it expected that trading on the Toronto Stock Exchange (TSX) of the shares of the three separate companies would commence on or about March 10, 2004. Denison now expects that upon satisfying the listing conditions of the TSX, trading of the three separate companies will commence on or about March 12, 2004, with Denison Mines Inc. trading under the symbol "DEN", Denison Energy Inc. trading under the symbol "DEI" and Forte Resources Inc. trading under the symbol "FRZ".

Not for distribution to U.S. newswire services or dissemination in the United States.

\- 30 -

For further information, please contact:

DENISON MINES INC.
E. Peter Farmer
President and Chief Executive Officer
Tel: (416) 979 - 1991 Ext. 231
Fax: (416) 979 - 5893
Email: pfarmer@denisonmines.com

DENISON ENERGY INC.
Martin A. Lambert
Interim Chief Executive Officer
Tel: (403) 294 - 0101
Fax: (403) 294 - 0105
Email: lambertm@bennettjones.ca

FORTE RESOURCES INC.
Douglas Baker
President and Chief Financial Officer
Tel: (403) 237 - 5163
Fax: (403) 237 - 5256

Denison

News Release www.denisonenergy.com

FOR IMMEDIATE RELEASE **Trading symbol: DEN-T**

DENISON SHAREHOLDERS AND
OPTIONHOLDERS APPROVE REORGANIZATION

TORONTO, March 3, 2004 - Denison Energy Inc. is pleased to announce that at the special meeting held earlier today, the shareholders and optionholders approved all matters relating to the Denison Reorganization.

The special resolutions of shareholders and optionholders approving the plan of arrangement and certain other matters were approved by over 95% of the votes cast by the optionholders and shareholders.

The ordinary resolution approving the arrangement with Forte Oil Corporation was also approved by over 95% of the votes cast by shareholders.

The ordinary resolutions relating to the potential acquisition of Calfrac Well Services Ltd., adopting a new stock option plan for Denison Mines Inc., and authorizing Denison Mines Inc. and Denison Oil Corporation to enter into private placement transactions to issue up to 8 million common shares and 18.2 million common shares respectively were also approved by the shareholders.

The special resolution authorizing Denison Oil Corporation to change its name to Forte Resources Inc. was also approved by over 95% of the votes cast by shareholders at the meeting.

The approval by shareholders and optionholders completes one more important step in Denison's Reorganization. Pending receipt of all necessary regulatory approvals to proceed with the reorganization transactions, Denison expects that the proposed reorganization will close on March 8, 2004, with the Forte arrangement closing on March 9, 2004. Trading on the TSX of the three separate companies is subject to certain conditions of the TSX including completion of the Denison Arrangement, and is expected to commence on March 10, 2004 with Denison Mines Inc. trading under the symbol DEN, Denison Energy Inc. trading under the symbol DEI and Forte Resources Inc. trading under the symbol FRZ.

A recording of the special meeting webcast will be available on Denison's website.

Not for distribution to U.S. newswire services or dissemination in the United States.

- 30 -

For further information, please contact:

Denison Energy Inc.
E. Peter Farmer
President and Chief Executive Officer

Tel: (416) 979 1991 Ext. 231
Fax: (416) 979-5893
Email: pfarmer@denisonenergy.com

Denison

Press Release www.denisonenergy.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

DENISON REORGANIZATION UPDATE

TORONTO, February 13, 2004 – Denison Energy Inc. is pleased to announce that another significant step in its Reorganization has been completed. The Canadian Nuclear Safety Commission has approved the issuance of uranium mine decommissioning licences to Denison Mines Inc. for the Denison and Stanrock mine sites located in Elliot Lake, Ontario. The new licences will come into effect upon the completion of Denison's proposed Reorganization at which time Denison Mines Inc. will have acquired all of Denison Energy's mining and environmental services assets and liabilities.

Denison also filed, on February 12, 2004, an amended and restated preliminary long-form prospectus relating to the common share offering that was previously announced on January 22, 2004. The offering will not proceed unless the Reorganization is completed and will close following completion of the Reorganization.

The amended and restated preliminary prospectus increases the size of the offering from $120 million to $125 million and includes recently available unaudited financial information of Calfrac Well Services Ltd. ("Calfrac"). For the year ended December 31, 2003, Calfrac had: revenue of approximately $156.6 million (2002 - $96.1 million); income before interest, taxes, depreciation and amortization of approximately $41.8 million (2002 - $23.9 million); income before taxes of approximately $30.6 million (2002 - $16.0 million); and net income of approximately $19.6 million (2002 - $10.0 million).

If the offering is completed, Denison anticipates that it will exercise the purchase option and pay the net purchase price through the issuance of that number of common shares that equate to 80% of the purchase price, with the balance in cash. If these events occur, Matco Investments Ltd. will hold, directly and indirectly, approximately 27% of the issued and outstanding common shares of Denison.

Not for distribution to U.S. newswire services or dissemination in the United States.

- 30 -

For further information, please contact:

E. Peter Farmer
President and Chief Executive Officer
Denison Energy Inc.

Tel: (416) 979 1991 Ext. 231
Fax: (416) 979-5893
Email: pfarmer@denisonenergy.com

Denison

Press Release www.denisonenergy.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

DENISON ADVISES OF DEFECTIVE BINDING OF CIRCULAR

TORONTO, February 12, 2004 – Denison Energy Inc. announced today that a limited number of the notices of special meeting and management information circulars mailed earlier this week may have been improperly bound. Some copies of the circular are missing pages 41 through 75 and Exhibits A through E.

The Company understands that the binding problem affected only a very small number of the information circulars that were printed, so almost all copies should be complete. However, anyone having received a defective copy of the circular and wishing to replace it, may do so by calling the Company at (416) 979-1991 and leaving their complete name and address. A replacement copy of the information circular will be forwarded by courier. A copy may also be obtained by logging onto the Denison website, www.denisonenergy.com, and downloading a copy of the circular by clicking on "*Complete Information Circular with Respect to Proposed Plans of Arrangement*"; or the SEDAR website at www.sedar.com.

Denison apologizes for any confusion or inconvenience this may have caused.

- 30 -

For further information, please contact:

Denison Energy Inc.
Donna J. Gallant
Secretary

Tel: (416) 979 1991 Ext. 366
Fax: (416) 979-5893
Email: dgallant@denisonenergy.com

Denison

Press Release www.denisonenergy.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

DENISON ENERGY SHAREHOLDERS MEETING TO APPROVE REORGANIZATION TO BE HELD ON MARCH 3, 2004

TORONTO, February 6, 2004 – Denison Energy Inc. ("Denison ") (**DEN** – TSX) is pleased to announce that the meeting of its shareholders and optionholders to approve the previously announced Denison Reorganization will be held on March 3, 2004 at the Metro Toronto Convention Centre, at 255 Front Street West, Room 203B, Toronto, Ontario at 10:30 a.m. (Toronto time).

The Reorganization will occur by way of two plans of arrangement.

The first plan of arrangement involves (a) the transfer of our existing mining assets and the liabilities and obligations associated with those assets from Denison to Denison Mines Inc. and (b) the transfer of our existing Canadian petroleum and natural gas assets and the liabilities and obligations associated with those assets to Denison Resources Inc., a subsidiary of Denison Oil Corporation. Our shareholders will exchange each of their shares of Denison Energy for:

- one common share of Denison Mines,
- 1/5 of one common share of Denison Oil, and
- 1/21 of a share of a new class of common shares of Denison (resulting in an effective consolidation of Denison on a 1 for 21 basis).

As a result, Denison's shareholders will initially hold all of the shares in three separate publicly traded companies, Denison Energy, Denison Mines and Denison Oil. Denison Energy intends to be continued as an Alberta company immediately following this plan of arrangement.

In the second plan of arrangement, Denison Oil will acquire all of the shares of Forte Oil Corporation, a private oil and gas exploration and development company based in Calgary, Alberta. As a result, the current holders of Forte common shares will hold approximately 80% of the Denison Oil common shares following completion of the Forte plan of arrangement.

The information circular containing all of the detailed information concerning the proposed Reorganization, including the two plans of arrangement and the resulting companies, together with proxies for voting at the meetings, is currently being mailed to shareholders and optionholders. Copies of the information circular may also be obtained on the Denison website (www.denisonenergy.com) or the SEDAR website (www.sedar.com).

Denison's Board of Directors and management look forward to the successful completion of the meetings that is an important step in Denison's reorganization.

The information circular contains the following information in relation to Denison's operations during 2003.

Repayments of $10.7 million were made on the Cogema loan, under which Denison has borrowed all of the funds necessary for Denison's share of costs of McClean Lake and Midwest, and $5.8 million was reborrowed in 2003. At December 31, 2003, the loan balance was $47.0 million. The collection of receivables, in January and February 2004, from December sales of uranium will reduce the loan balance further by about $7.5 million. The book value (at cost) at December 31, 2003 of uranium concentrate inventories and of stockpiled ore of $10.4 million and $10.0 million respectively, represent over 50% of the Cogema loan balance after the collection of the December uranium receivables.

Revenue in 2003 from mining operations of $23.6 million was adversely affected by the strengthening Canadian dollar since all uranium sales are in US dollars. The average realized Canadian dollar exchange rate relative to the US dollar for the conversion of the US dollar proceeds from uranium sales appreciated from an average $1.557 in 2002 to $1.373 in 2003. This has had a significant effect on the 2003 earnings from the mining operation.

Uranium production in 2003 was 6,028,000 pounds of U_3O_8. During 2004, uranium exploration at McClean will involve budgeted expenditures of $850,000, of which Denison's share is $191,250. Uranium exploration at the Wheeler River project is budgeted at $320,000 with a similar exploration budget at the Waterfound River project. Denison's share of the budgeted exploration expenditures at Wheeler and Waterfound is $175,000.

The appeal of the Federal Court of Canada, Trial Division decision that quashed the original McClean operating license issued in 1999 is now scheduled to be heard on May 3 and 4, 2004.

The U_3O_8 spot price continued its steady rise from US$7.10 at the end of 2000. It strengthened from US$10.20 at December 31, 2002 to US$10.90 at June 30, 2003. The rate of increase accelerated in the last half of 2003 reaching US$14.50 by year-end and, by the latter part January 2004; the spot price was at US$15.50, an increase of approximately 42% in seven months. Approximately 16% of Denison's annual uranium revenue is sensitive to spot price changes, however in excess of 25% of Denison's production in 2005 together with a sizable inventory is available for marketing under new contracts that will permit Denison to benefit from the increasing prices. A change in the spot price of US$1.00 a pound will affect Denison's 2004 revenue by about $0.3 million. A change of 1% in the value of the Canadian dollar relative to the U.S. dollar will affect Denison's 2004 revenue by approximately $0.2 million. Generally, all of Denison's production in 2004, at nominal design capacity, is committed for delivery under existing long-term sales contracts. Delivery under Denison's uranium contracts varies from calendar quarter to quarter. In the fourth quarter of 2003, 35% of the 2003 sales volumes were delivered.

Revenue in 2003 from the Denison Environmental Services division was $3.4 million. Work began on new contracts for the decommissioning of the Shebandowan mill complex, the High Falls generating station and the operation of the Kam Kotia water treatment facility.

Denison's 2003 revenue from its oil and gas division was $8.7 million, an increase of 43% over 2002 revenue of $6.1 million. Average selling price per BOE increased from $29.72 to $36.98 in 2003. Oil and natural gas operating costs were $8.61 per BOE in 2003 compared to $7.28 in 2002. Field netback increased by approximately 34% from $15.24 per BOE to $20.39 per BOE in 2003.

Daily oil and natural gas production increased slightly in the fourth quarter of 2003 to 641 barrels BOE per day.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities to be distributed pursuant to both plans of arrangement. Such securities will not be and have not been registered under the *United States Securities Act* of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

This news release contains certain forward-looking statements based on management's best judgement. Representations involve risks and uncertainties associated with petroleum and natural gas exploration, production and marketing and mining exploration, production and marketing.

Not for distribution to U.S. newswire services or dissemination in the United States.

- 30 -

For further information, please contact:

Denison Energy Inc.
E. Peter Farmer
President and Chief Executive Officer

Tel: (416) 979 1991 Ext. 231
Fax: (416) 979-5893
Email: pfarmer@denisonenergy.com

Denison

Press Release www.denisonenergy.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

DENISON ENERGY INC.
TO COMBINE OIL AND GAS BUSINESS WITH FORTE OIL CORPORATION

TORONTO, January 29, 2004 – Denison Energy Inc. ("Denison") (**DEN** – TSX) announced today that it has entered into an agreement with Forte Oil Corporation ("Forte"), a private Calgary based oil and gas exploration and production company, pursuant to which Denison's oil and gas business and operations will be combined with those of Forte. The business combination will be completed by way of a plan of arrangement (the "Forte Arrangement") between Denison Oil Corporation ("Denison Resourceco"), a wholly owned subsidiary of Denison that will hold Denison's Canadian oil and gas assets and related liabilities, and Forte. The Forte Arrangement is the final step in the reorganization of Denison started in 2003 and summarized in Denison's press release of December 31, 2003.

The Forte Arrangement will result in the creation of a new publicly traded entity called Forte Resources Inc. ("Forte Resources"), which will be managed by the current senior management of Forte consisting of Thomas J. MacKay as Chairman and Chief Executive Officer, Douglas N. Baker as President and Chief Financial Officer and R. Bruce Hammond as Executive Vice-President and Chief Operating Officer. This successful and experienced management team has worked together since 1997. The board of directors of Forte Resources will be comprised of four nominees from Forte: Thomas J. MacKay, Douglas N. Baker, W. Peter Comber; and David Richards, and two nominees from Denison: James S. Blair and Gregory S. Fletcher.

Upon completion of the Forte Arrangement, the combined company will have a number of advantages including a significantly larger oil and natural gas production and reserve base, an experienced management team, enhanced access to capital markets and the financial resources to aggressively pursue existing drilling opportunities on the Denison Resourceco and Forte properties as well as new drilling and property acquisition opportunities.

Pro forma combined production for Forte Resources will be approximately 2260 barrels of oil equivalent production comprised of 3.6 mmcf per day of natural gas and 1660 barrels per day of crude oil and natural gas liquids. Forte Resources pro forma established reserves are estimated to be approximately 3.2 bcf of natural gas and 3.2 mmbbls of crude oil and natural gas liquids as of October 1, 2003 based on independent reserve reports for both companies. Pro forma net debt for the combined company is anticipated to be approximately $16.3 million. Forte Resources will also have approximately 100,000 net acres of undeveloped land in western Canada.

Upon giving effect to the Forte Arrangement, former Forte shareholders will own approximately 80% of the common shares (83% on a fully diluted basis) and former Denison Resourceco

shareholders will own 20% (17% on a fully diluted basis) of the common shares of the combined company.

The proposed transaction has the unanimous support of the board of directors of each of Denison and Forte. The Denison board of directors has received an opinion from its financial advisor, FirstEnergy Capital Corp., that the transaction is fair, from a financial point of view, to the Denison Resourceco shareholders.

The transaction is subject to the approval of the shareholders of both Denison and Forte at meetings of each company's shareholders expected to be held in early March. Denison intends to include the approval of this transaction as a matter to be considered by its shareholders at the meeting called to consider the Denison Reorganization. Denison shareholders will vote on the transaction in their capacity as Denison Resourceco shareholders. Regulatory and court approval will also be required and the transaction is expected to close in early March 2004.

Denison and Forte, as relates to their respective petroleum and natural gas businesses, have agreed to cease any discussions with other parties, not to solicit competing proposals and to give notice to the other of any unsolicited competing merger or acquisition proposals that may be received prior to closing. Each party has the right to receive notice of competing transactions and has the opportunity to propose a superior transaction. Each company has agreed to pay to the other a $500,000 non-completion fee if the transaction is not completed in certain circumstances.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities to be distributed pursuant to the Forte Arrangement. Such securities will not be and have not been registered under the *United States Securities Act* of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

This news release contains certain forward-looking statements based on management's best judgement. Representations involve risks and uncertainties associated with petroleum and natural gas exploration, production and marketing.

Not for distribution to U.S. newswire services or dissemination in the United States.

- 30 -

For further information, please contact:

Denison Energy Inc.
E. Peter Farmer
President and Chief Executive Officer
Tel: (416) 979 1991 Ext. 231
Fax: (416) 979-5893
Email: pfarmer@denisonenergy.com

Forte Oil Corporation
Douglas N. Baker
President and Chief Financial Officer
Tel: (403) 237-5163
Fax: (403) 237-5256
Email: dbaker@forteoil.ca

Denison

Press Release www.denisonenergy.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

Denison Energy Inc. Announces Planned Equity Offering

TORONTO, January 22, 2004 – Denison Energy Inc. (TSX DEN) ("Denison Energy") today announced that as part of its previously announced restructuring it has filed a preliminary long form prospectus for an offering of $120,000,000 of common shares on a fully marketed basis (the "Offering"). The underwriting syndicate for the Offering is being led by Peters & Co. Limited and includes FirstEnergy Capital Corp. and RBC Capital Markets.

On December 31, 2003, Denison Energy announced the proposed restructuring of its business that included the transfer to Denison Mines Inc. of the uranium mining and environmental services assets and liabilities and the transfer to Denison Resources Inc. of the Canadian oil and gas assets and liabilities. As a result there will be three publicly traded companies with Denison Energy Inc. holding an option to acquire all of the shares of Calfrac Well Services Ltd ("Calfrac"). If Denison Energy exercises the Calfrac option it intends to change the focus of its business to Calfrac's oilfield services business.

The Offering will not proceed unless the restructuring is completed and will close following completion of the reorganization and the previously announced share subscription in Denison Energy by Matco Capital Ltd. If the offering is completed, Denison Energy anticipates exercising the option to acquire Calfrac and using the net proceeds of the Offering to pay a portion of the purchase price, to repay indebtedness of Calfrac and for general corporate purposes. Calfrac is a substantial private oil and gas services company based in Calgary Alberta, providing hydraulic fracturing and well stimulation services to major and independent oil and gas exploration and development companies throughout western Canada and the Rocky Mountain region of the United States.

The Offering is expected to close in March 2004. The exact number of common shares and the price per common share will be determined prior to the filing of the final prospectus. The Offering is subject to various conditions in favour of the underwriting syndicate, as well as normal regulatory approvals and the completion of definitive documentation.

The prospectus has been filed in each of the provinces of Canada. The common shares to be offered have not been, and will not be, registered under the Untied States Securities Act of 1933 and may not be offered or sold in the Untied States without an exemption from the applicable registration requirements.

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risk, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.

Not for distribution in the United States or over U.S. Wire Services. Any failure to comply with this restriction may constitute a violation of U.S. Securities Laws.

- 30 -

For further information, please contact:

E. Peter Farmer
President and Chief Executive Officer
Denison Energy Inc.

Tel: (416) 979 - 1991 Ext. 231
Fax: (416) 979 - 5893
Web site: www.denisonenergy.com

Calfrac Well Services Ltd.

Consolidated Financial Statements
September 30, 2003 (Unaudited),
December 31, 2003 and 2002
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 6, 2004

Auditors' Report

To the Directors of
Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of **Calfrac Well Services Ltd.** as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) "*PricewaterhouseCoopers LLP*"

Chartered Accountants

Calgary, Alberta

Calfrac Well Services Ltd.

Consolidated Balance Sheet

(in thousands of Canadian dollars)

	September 30, 2003 $ (Unaudited)	December 31, 2003 $	December 31, 2002 $
Assets			
Current assets			
Cash	653	14,967	3,765
Marketable securities	1	1	6
Accounts receivable	34,351	30,497	24,712
Inventory	1,396	1,958	1,479
Prepaid expenses and deposits	1,257	927	1,268
	37,658	48,350	31,230
Capital assets (note 3)	76,569	78,441	62,610
Intangible assets (note 4)	327	252	550
Goodwill (note 4)	3,276	3,276	3,276
	117,830	130,319	97,666
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	19,511	23,889	16,233
Income taxes payable	2,915	5,585	1,715
Bank loans (note 5)	-	-	34,243
Current portion of long-term debt (note 5)	11,526	12,112	680
	33,952	41,586	52,871
Long-term debt (note 5)	27,408	23,781	1,706
Future income taxes (note 6)	6,753	7,521	5,896
	68,113	72,888	60,473
Shareholders' Equity			
Capital stock (note 7)	14,342	14,720	14,131
Retained earnings	35,375	42,711	23,062
	49,717	57,431	37,193
	117,830	130,319	97,666

Approved by the Board of Directors

(signed) *Ronald P. Mathison* - Director

(signed) *Martin A. Lambert* Director

Calfrac Well Services Ltd.

Consolidated Statement of Operations and Retained Earnings

(in thousands of Canadian dollars)

	Nine months ended September 30, 2003 $ (Unaudited)	Years ended December 31, 2003 $	2002 $	2001 $
Revenue	108,494	156,558	96,066	67,509
Expenses				
Operating	72,436	103,468	64,795	42,944
Selling, general and administrative	8,177	10,783	7,419	5,010
Foreign exchange losses (gains) and other	443	490	(71)	6
Gain on disposal of assets	(4)	(9)	-	(7)
	81,052	114,732	72,143	47,953
	27,442	41,826	23,923	19,556
Depreciation	6,387	8,744	6,042	4,545
Amortization of intangibles	223	297	298	276
Interest	1,687	2,174	1,569	1,671
Income before income taxes	19,145	30,611	16,014	13,064
Income taxes				
Current (note 6)	5,975	9,337	4,216	880
Future (note 6)	857	1,625	1,774	4,419
	6,832	10,962	5,990	5,299
Net income for the period	12,313	19,649	10,024	7,765
Premium paid on shares repurchased	-	-	-	(3)
Retained earnings – Beginning of period	23,062	23,062	13,038	5,276
Retained earnings – End of period	35,375	42,711	23,062	13,038

Calfrac Well Services Ltd.

Consolidated Statement of Cash Flows

(in thousands of Canadian dollars)

	Nine months ended September 30, 2003 $ (Unaudited)	Years ended December 31, 2003 $	2002 $	2001 $
Cash provided by (used in)				
Operating activities				
Net income for the period	12,313	19,649	10,024	7,765
Items not involving cash				
Depreciation and amortization	6,610	9,041	6,340	4,822
Gain on disposal of assets	(4)	(9)	-	(7)
Future income taxes	857	1,625	1,774	4,419
	19,776	30,306	18,138	16,999
Net change in non-cash working capital (note 10)	(5,066)	5,604	(3,914)	(3,330)
	14,710	35,910	14,224	13,669
Financing activities				
Issue of bank loans and long-term debt	10,136	10,140	17,784	23,765
Bank loan and long-term debt repayments	(7,832)	(10,876)	(7,006)	(17,605)
Net proceeds on issuance of common stock	211	589	60	1,075
Repurchase of common shares	-	-	-	(23)
	2,515	(147)	10,838	7,212
Investing activities				
Purchase of capital assets	(20,346)	(24,722)	(22,362)	(20,488)
Proceeds on disposal of capital assets	10	162	37	28
Purchase of marketable securities	(1)	(1)	-	(6)
Proceeds on disposal of marketable securities	-	-	-	25
Repayment of long-term receivable	-	-	60	-
	(20,337)	(24,561)	(22,265)	(20,441)
Increase (decrease) in cash for the period	(3,112)	11,202	2,797	440
Cash – Beginning of period	3,765	3,765	968	528
Cash – End of period	653	14,967	3,765	968
Supplementary information				
Interest paid	1,702	2,266	1,666	1,725
Income taxes paid	4,934	5,394	3,336	70

(Information as at and for the period ended September 30, 2003 is unaudited)

1 Description of business and basis of presentation

Calfrac Well Services Ltd. (the "company") is a private company originally incorporated under the Business Corporation Act (Alberta) on June 28, 1999. It amalgamated with 850288 Alberta Ltd. on January 1, 2000. The company has established oilfield operations in Red Deer, Alberta, Grand Prairie, Alberta and Medicine Hat, Alberta as well as the United States and offers stimulation services to the oil and gas industry including fracturing, acidizing and coiled tubing services.

2 Summary of significant accounting policies

The financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations which have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of consolidation

These financial statements include the accounts of Calfrac Well Services Ltd. and its wholly owned subsidiary, Calfrac Well Services Corp. Calfrac Well Services Corp. was incorporated in the United States during 2001 and commenced operations in the last quarter of 2001.

b) Foreign currency translation

The financial accounts of the subsidiary are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary denominated items are translated at the rate of exchange at the balance sheet date while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities within 90 days.

d) Marketable securities

Marketable securities are carried at the lower of cost and market value.

e) Inventory

Inventory consists of chemicals, carbon dioxide, nitrogen and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(Information as at and for the period ended September 30, 2003 is unaudited)

f) Capital assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

g) Income taxes

The company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

h) Revenue recognition

Revenue is recognized as services are rendered and when delivery occurs for products..

i) Stock-based compensation plans

The company does not recognize compensation cost for its stock-based compensation; therefore, no stock-based compensation expense is recorded either on granting or exercise of stock options. Consideration paid by employees, officers or directors on the exercise of stock options is recorded as share capital.

j) Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill and intangible assets are assessed by the company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(Information as at and for the period ended September 30, 2003 is unaudited)

3 Capital assets

(in thousands of Canadian dollars)

	As at December 31, 2003		
	Cost $	Accumulated depreciation and amortization $	Net $
Assets under construction	5,490	-	5,490
Field equipment	89,275	21,908	67,367
Buildings	2,938	157	2,781
Land	1,250	-	1,250
Shop, office and other equipment	1,049	420	629
Computers and computer software	1,524	719	805
Leasehold improvements	284	165	119
	101,810	23,369	78,441

(in thousands of Canadian dollars)

	As at December 31, 2002		
	Cost $	Accumulated depreciation and amortization $	Net $
Assets under construction	2,118	-	2,118
Field equipment	69,090	13,881	55,209
Buildings	2,934	10	2,924
Land	1,250	-	1,250
Shop, office and other equipment	864	303	561
Computers and computer software	803	385	418
Leasehold improvements	203	73	130
	77,262	14,652	62,610

4 Intangible assets

(in thousands of Canadian dollars)

	As at December 31,	
	2003 $	2002 $
Intangible asset	1,239	1,239
Accumulated amortization	(987)	(689)
	252	550

(Information as at and for the period ended September 30, 2003 is unaudited)

On February 23, 2000, the company acquired 100% of the outstanding shares of 851350 Alberta Ltd. ("851350") in exchange for 2,125,000 common shares valued at $1 per share. 851350 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851350, this contract was assigned to Calfrac Well Services Ltd. and 851350 was dissolved on March 1, 2000. $654,325 of the purchase price is being amortized over the four year life of the contract. $1,470,675 has been identified as having an indefinite life and has been classified as goodwill.

On April 5, 2001, the company acquired 100% of the outstanding shares of 851355 Alberta Ltd. ("851355") in exchange for 2,390,625 common shares valued at $1 per share. 851355 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851355, this contract was assigned to Calfrac Well Services Ltd. and 851355 was dissolved on April 10, 2001. $584,802 of the purchase price is being amortized over the four year life of the contract. $1,805,823 has been identified as having an indefinite life and has been classified as goodwill.

As a consequence of the transactions described above, the oil and gas producer acquired a significant minority interest in the company. The company provided services to the oil and gas producer as follows:

(in thousands of Canadian dollars)	Nine months ended September 30, 2003	Years ended December 31,		
		2003	2002	2001
	$	$	$	$
Revenue				
Canada	46,048	61,507	39,492	15,812
United States	10,905	15,341	16,779	325
	56,953	76,848	56,271	16,137

At the end of the period, the oil and gas producer owed the company the following:

(in thousands of Canadian dollars)	Nine months ended September 30, 2003	Years ended December 31,	
		2003	2002
	$	$	$
Accounts receivable			
Canada	9,275	5,420	8,538
United States	2,642	1,601	3,723
	11,917	7,021	12,261

The company's transactions with the oil and gas producer were in the normal course and have been measured at the exchange amount.

(Information as at and for the period ended September 30, 2003 is unaudited)

5 Bank loans and long-term debt

(in thousands of Canadian dollars)	As at December 31, 2003 $	2002 $
Loan bearing interest at prime plus 0.82% requiring payment of accrued interest monthly plus a fixed principal payment of $580,000 per month, secured by charges on specific equipment.	24,456	-
Bankers acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payments of $166,975, secured by charges on specific equipment.	3,170	4,895
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $15,556 per month, secured by charges on land and buildings.	2,613	2,800
Bankers acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $119,870, secured by charges on specific equipment.	2,256	3,488
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $53,575 per month, secured by charges on specific equipment.	1,607	2,250
Bankers acceptance bearing interest at 6.39% plus stamping fees of 1.5% requiring blended monthly payments of $146,168, secured by charges on specific equipment.	859	2,475
Loan bearing interest at 6% requiring blended monthly payments of $25,212, secured by charges on specific equipment.	833	-
Non-interest bearing unsecured loan requiring a fixed principal payment of $37,595 per annum.	99	137
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $236,150 per month, secured by charges on specific equipment.	-	11,780
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $125,000 per month, secured by charges on specific equipment.	-	6,404
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $60,000 per month, secured by charges on specific equipment.	-	2,400
	35,893	36,629
Current portion of long-term debt	(12,112)	(680)
Bank debt (current)	-	(34,243)
	23,781	1,706

In 2002, the company implemented the Canadian Institute of Chartered Accountants ("CICA") pronouncement EIC #122. The pronouncement requires that bank debt that is callable on demand be reclassified as a current liability. This presentation was adopted for December 31, 2002 with prior periods reclassified to conform to this presentation.

(Information as at and for the period ended September 30, 2003 is unaudited)

Effective September 2003, the company renegotiated the terms of the loans to remove the demand feature. Accordingly, at September 30, 2003, these loans have been classified as long-term, with the current portion of long-term debt reflected accordingly.

As at December 31, 2003, the company had an unutilized operating loan facility of $5 million and an undrawn revolving equipment term loan in the amount of $7.5 million.

Scheduled principal repayments required in each year to retire the bank loans and long-term debt as at December 31, 2003 are as follows:

(in thousands of Canadian dollars)	$
2004	12,113
2005	10,328
2006	7,761
2007	3,763
2008	187
Thereafter	1,741
	35,893

6 Income taxes

The following table summarizes the temporary differences that give rise to the future tax liability at December 31:

(in thousands of Canadian dollars)	As at December 31,	
	2003 **$**	**2002** **$**
Capital assets	8,682	6,842
Bonus payable	(817)	(859)
Deferred financing costs	(53)	(56)
Other	(291)	(31)
	7,521	5,896

(Information as at and for the period ended September 30, 2003 is unaudited)

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 36.8% (2002 – 42.1%; 2001 – 42.6%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

(in thousands of Canadian dollars)	Years ended December 31,		
	2003 $	2002 $	2001 $
Income before tax	30,611	16,014	13,064
Income tax rate	36.8%	42.1%	42.6%
Computed expected income tax expense	11,246	6,742	5,565
Increase (decrease) in income taxes resulting from			
Manufacturing and processing – lower effective tax rate	(535)	(879)	(674)
Non-deductible expenses	187	178	128
Future income tax benefit from tax rate reduction	(126)	(88)	-
Foreign tax rate differentials	(32)	(39)	-
Other	162	(8)	202
Large corporations tax	60	84	78
	10,962	5,990	5,299

7 Capital stock

Authorized
Unlimited number of common shares
Unlimited number of first and second preferred shares

Common shares issued and outstanding

(in thousands of Canadian dollars)	Number of shares	Amount $
Balance – December 31, 2000	10,625,000	10,625
Issued shares for acquisition of 851355 Alberta Ltd. (note 4)	2,390,625	2,391
Issued shares for cash	430,000	1,075
Repurchased shares for cash	(8,000)	(20)
Balance – December 31, 2001	13,437,625	14,071
Issued shares for cash	20,200	60
Balance – December 31, 2002	13,457,825	14,131
Issued shares for cash	90,250	324
Issued shares on exercise of stock options	265,625	265
Balance – December 31, 2003	13,813,700	14,720

(Information as at and for the period ended September 30, 2003 is unaudited)

Stock options

The company issued 265,625 stock options to senior executives on August 15, 2003 with an exercise price of $1 per share. The stock options granted vest immediately and expire in five years. Stock options vested may be exercised at any time between the date on which it becomes exercisable and the end of the stock option's term. All stock options were exercised by December 31, 2003.

Stock-based compensation costs

Effective January 1, 2002, Canadian generally accepted accounting principles require disclosure of impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the company's net income would approximate the following pro-forma amounts:

(in thousands of Canadian dollars)	**December 31, 2003** **$**
Stock-based compensation costs	829
Net income for the period	
As reported	19,649
Pro-forma	18,820

The stock-based compensation costs are recognized over the vesting period of the stock options granted.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model, minimum value method, based on the following:

	December 31, 2003
Fair value of stock options granted (per common share)	$3.12
Risk-free interest rate	3.04%
Expected life (years)	0.5
Expected volatility	0%
Dividends paid	-

8 Commitments

The company leases property (premises), equipment and vehicles under agreements requiring aggregate minimum payment over the next five years, from December 31, 2003, as follows:

(in thousands of Canadian dollars)	**$**
2004	2,410
2005	1,163
2006	683
2007	540
2008	568
Thereafter	2,190

(Information as at and for the period ended September 30, 2003 is unaudited)

9 Financial instruments

The company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, all current liabilities and long-term debt.

a) Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of the bank loans and long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

b) Credit risk

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk

The company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The company's effective interest rate for the year ended December 31, 2003 was 6.06% (December 31, 2002 – 6.28%; December 31, 2001 –7.57%).

10 Supplemental information

Change in non-cash operating working capital

(in thousands of Canadian dollars)	Nine months ended September 30, 2003 $	Years ended December 31, 2003 $	2002 $	2001 $
Accounts receivable	(9,639)	(5,784)	(13,169)	(2,876)
Inventory	83	(479)	(154)	(878)
Prepaid expenses and deposits	12	341	(805)	(186)
Accounts payable and accrued liabilities	3,278	7,656	9,344	(235)
Income taxes payable	1,200	3,870	870	845
	(5,066)	5,604	(3,914)	(3,330)

(Information as at and for the period ended September 30, 2003 is unaudited)

Non-cash transactions

(in thousands of Canadian dollars)	**Years ended December 31,**		
	2003 **$**	**2002** **$**	**2001** **$**
Acquisition of 851355 Alberta Ltd.	-	-	(2,391)
Issuance of share capital	-	-	2,391

11 Segmented information

The company's activities are conducted in two geographic segments: Canada and the United States. The United States segment began operations in 2001. All activities are related to stimulation services to the oil and gas industry.

(in thousands of Canadian dollars)	Canada				United States				Intersegment Eliminations				Consolidated			
	Nine months ended Sept. 30, 2003 $	Years ended Dec. 31, 2003 $	Dec. 31, 2002 $	Dec. 31, 2001 $	Nine months ended Sept. 30, 2003 $	Years ended Dec. 31, 2003 $	Dec. 31, 2002 $	Dec. 31, 2001 $	Nine months ended Sept. 30, 2003 $	Years ended Dec. 31, 2003 $	Dec. 31, 2002 $	Dec. 31, 2001 $	Nine months ended Sept. 30, 2003 $	Years ended Dec. 31, 2003 $	Dec. 31, 2002 $	Dec. 31, 2001 $
Revenue	97,863	141,530	81,187	67,485	10,986	15,424	16,810	324	(355)	(396)	(1,931)	(300)	108,494	156,558	96,066	67,509
Expenses																
Operating	(63,513)	(91,368)	(55,303)	(42,925)	(9,278)	(12,496)	(11,423)	(319)	355	396	1,931	300	(72,436)	(103,468)	(64,795)	(42,944)
Selling, general and administrative	(7,876)	(9,994)	(7,187)	(5,010)	(944)	(1,650)	(1,865)	(16)	643	861	1,633	16	(8,177)	(10,783)	(7,419)	(5,010)
Foreign exchange losses (gains) and other	303	484	1,707	10	(103)	(113)	(3)	-	(643)	(861)	(1,633)	(16)	(443)	(490)	71	(6)
Gain on disposal of assets	4	9	-	7	-	-	-	-	-		-	-	4	9	-	7
	26,781	40,661	20,404	19,567	661	1,165	3,519	(11)	-	-	-	-	27,442	41,826	23,923	19,556
Depreciation and amortization	(6,568)	(8,979)	(6,292)	(4,821)	(42)	(62)	(48)	-	-	-	-	-	(6,610)	(9,041)	(6,340)	(4,821)
Interest	(1,663)	(2,133)	(1,551)	(1,671)	(24)	(41)	(18)	-	-	-	-	-	(1,687)	(2,174)	(1,569)	(1,671)
Intersegment equipment charges	1,937	2,705	1,485	-	(1,937)	(2,705)	(1,485)	-	-	-	-	-	-	-	-	-
Income before income taxes	20,487	32,254	14,046	13,075	(1,342)	(1,643)	1,968	(11)	-	-	-	-	19,145	30,611	16,014	13,064
Income taxes	(7,324)	(11,537)	(5,229)	(5,299)	492	575	(761)	-	-	-	-	-	(6,832)	(10,962)	(5,990)	(5,299)
Net income	13,163	20,717	8,817	7,776	(850)	(1,068)	1,207	(11)	-	-	-	-	12,313	19,649	10,024	7,765
Segmented assets	116,247	129,348	96,093	64,827	3,506	2,790	4,713	326	(1,923)	(1,819)	(3,140)	(337)	117,830	130,319	97,666	64,816
Capital expenditures	20,301	24,514	22,168	20,488	45	208	194	-	-	-	-	-	20,346	24,722	22,362	20,488
Goodwill	3,276	3,276	3,276	3,276	-	-	-	-	-	-	-	-	3,276	3,276	3,276	3,276

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Calfrac for the years ended December 31, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. recorded impressive year-over-year growth in 2004 with significant increases in revenue, net income and cash flow. Strong activity levels and a larger fleet of equipment operating in both Canada and the United States attributed to consolidated revenue improving 54% to $241.4 million, net income increasing 132% to $45.6 million ($2.89 per share) and cash flow from operations before change in non-cash working capital growing 94% to $58.9 million ($3.74 per share).

The Company's services are highly leveraged towards natural gas production. The year ended December 31, 2004 represented one of the industry's most active years in terms of exploration and development activity with a total of 22,696 wells (approximately 73% of which were gas wells) drilled in the Western Canadian Sedimentary Basin surpassing the 21,802 wells completed in 2003. This increase in activity provided the foundation for a very active year for Calfrac. In addition, a record number of natural gas from coal ("NGC") wells were drilled during the year, of which Calfrac completed 617 out of a total of approximately 1,500 NGC completions undertaken by the industry. Since Calfrac is a market leader in this area in terms of size and quality of equipment, the increase in this specialized sector was a positive contribution to the Company's record financial performance.

The increased level of activities in the Company's primary operating areas, the Western Canadian Sedimentary Basin and the United States Rocky Mountain region, were highly influenced by the strong commodity price environment that existed in 2004. The price of West Texas Intermediate crude oil jumped 33% to average US$41.43 per barrel compared to US$31.10 per barrel a year ago, while the Alberta Energy Company Storage Facility spot price for natural gas remained consistent in 2004 averaging $6.58 per thousand cubic feet compared to $6.65 per thousand cubic feet in 2003. This price environment was the foundation for the record financial results the Company posted in 2004.

GORDON A. DIBB
Executive Vice President



TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer



Management's Discussion and Analysis

Revenue Mix



2004
2003

	2004	2003
Fracturing Services	92%	93%
Well Stimulation Services	6%	7%
Cementing Services	2%	0%

REVENUE ›



250 ›
200 ›
150 ›
100 ›
50 ›
Revenue (millions)
04 › $241.4
03 › $156.6
02 › $ 96.1
01 › $ 67.5
00 › $ 45.8

Canadian Operations

Revenue from Canadian operations increased 51% to $213.9 million versus $141.5 million in 2003. Canadian fracturing revenue totaled $195.8 million compared to $130.2 million recorded a year ago. Revenue was positively impacted by the introduction of three new fracturing spreads, a 5% book price increase to the Company's service offerings that became effective July 1, 2004, strong commodity prices and robust activity levels during the first and fourth quarters of the year, which were somewhat offset by a slow down in the spring and summer months due to inclement weather experienced throughout most of Western Canada. Calfrac completed 5,853 Canadian fracturing jobs for an average revenue of $33,451 per job compared to 4,958 jobs for $26,257 per job the prior year. The 27% improvement in revenue per job was attributable to an increased number of deep natural gas wells completed during the period as well as a jump in the number of NGC jobs, which tend to have higher per job revenues.

Revenue from coiled tubing operations totaled $14.1 million in 2004 versus $10.9 million a year ago. The total number of jobs increased 11% to 6,904 jobs compared to 6,243 jobs completed in 2003. Strong levels of activity in Western Canada, particularly related to deeper gas wells, contributed to the higher year-over-year coiled tubing revenues.

On June 1, 2004, Calfrac purchased a 70% interest in Ram Cementers Inc. ("Ram"), a private cementing services company. Although revenue from the four cementing units totaled $4.0 million for the seven months ended December 31, 2004, results from the summer and early fall activities were negatively impacted by adverse weather conditions. Subsequent to year-end, the Company acquired the remaining 30% interest in Ram, thereby making it a wholly owned subsidiary. The Company expects these operations to become a larger contributor to its financial results in 2005 and beyond through an expanded fleet of equipment and augmented marketing and operational capabilities.

United States Operations

Revenue from United States operations rose 78% to $27.5 million in 2004 from $15.4 million a year ago. The increase was due to strong activity levels in the U.S. Rocky Mountain region throughout a significant portion of 2004 despite the fact that merger and acquisition activity by several of the Company's customers somewhat curtailed activity during the summer months. The addition of a second conventional fracturing spread to Calfrac's

Geographic Mix

	2004	2003
■ Canada	89%	90%
■ United States	11%	10%


2004
2003

U.S. fleet in May 2004 also contributed to this market's revenue growth, and as a result, was also the impetus for expanding the customer base during the year. Calfrac completed 365 U.S. fracturing jobs for an average revenue of $75,412 per job compared to 224 jobs for $68,861 per job in 2003. Revenue per job figures were negatively affected by a weaker U.S. dollar during 2004 when compared to the average exchange rate for 2003.

GROSS MARGIN ›

Consolidated gross margins increased 58% to $83.8 million from $53.1 million in 2003. A larger fleet of equipment combined with strong first and fourth quarter activity levels were the most significant contributors to this increase. As a percentage of revenue, consolidated gross margins increased to 34.7% during 2004 compared to 33.9% in 2003.

EXPENSES ›

Operating Expenses

During the year, operating costs increased 52% to total $157.6 million versus $103.5 million a year ago due primarily to higher activity levels. In addition, the Company experienced higher labour, fuel and maintenance costs. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The increase in maintenance costs reflects the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also impacted the Company's margins.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $18.7 million in 2004 compared to $10.8 million the prior year. The 74% increase in SG&A expenses coincides with overhead requirements to support the Company's growth and also reflects a larger bonus provision that came from the year's strong financial performance and larger workforce. The year-over-year increase in SG&A expenses was also a result of additional resources being allocated to training and recruitment efforts. As the Company's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment. During 2004, additional expenses were also incurred relating to taking the Company public through the business combination with Denison Energy Inc. ("Denison"), which is fully described in the Acquisition of

Expenses

	2004	2003
■ Operating	83%	82%
■ SG&A	10%	9%
■ Interest, Depreciation & Other	7%	9%


2004
2003

Calfrac Shares, Share Cancellation, Business Combination and Equity Financing section of this MD&A, as well as ongoing costs required to maintain a public listing. As a percentage of revenue, SG&A expenses increased to 8% in 2004 from 7% a year ago. As more fully described in the Stock Option Plan section of this MD&A, during the year the Company implemented a new long-term incentive plan designed to attract and retain key personnel. Consequently, the Company recorded a stock-based compensation expense of $1.8 million during the year related to the grant of stock options, deferred stock units and performance stock units.

Interest, Depreciation and Other Expenses

Interest expenses for 2004 declined 75% from $2.2 million to $0.5 million primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 that left the Company with modest debt through the remainder of the year. Depreciation expenses rose 35% to $11.8 million from $8.7 million in 2003 due to a full year of depreciation relating to equipment additions made during 2003 and an aggressive 2004 capital program that included bringing four new fracturing spreads and other support equipment into service. Other expenses arise from fluctuations in Canadian/U.S. currency exchange rates. Although the scope of the Company's operations were expanded in 2004, exchange rates for the year were favourable for the Company, thereby resulting in lower expenses for the year.

INCOME TAX ›

The majority of the current tax provision for 2004, which totaled $5.3 million versus $9.3 million a year ago, related to the profitability of the Company prior to the amalgamation with Denison on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the next several years. The remainder of the current tax provision relates to the profitability of the Company's U.S. operations as well as current tax associated with Ram's operations. Future income tax expense for 2004 totaled $0.6 million, primarily related to the drawdown of the Company's tax pools, compared to $1.6 million recorded a year ago.

NET INCOME ›

Net income grew to $45.6 million or $2.89 per share from $19.6 million or $2.02 per share in 2003. This 132% earnings growth was due primarily to an increase in revenue as a result of strong industry activity levels.


50 ›
40 ›
30 ›
20 ›
10 ›

Net Income (millions)

04 › $45.6
03 › $19.6
02 › $10.0
01 › $ 7.8
00 › $ 5.7

CASH FLOW ›

Operating cash flow rose 94% to $58.9 million or $3.74 per share from $30.3 million or $3.11 per share a year ago. The $28.6 million cash flow gain was a result of higher earnings recorded in 2004. During 2004, cash flow was used primarily to finance the Company's expanded capital expenditures program and improve its year-end working capital position.


60 ›
40 ›
20 ›

Cash Flow (millions)

04 › $58.9
03 › $30.3
02 › $18.1
01 › $17.0
00 › $ 9.6

LIQUIDITY AND CAPITAL RESOURCES ›

As at December 31, 2004, Calfrac had positive working capital of $49.6 million. Long-term debt, net of current portion, totaled $4.0 million, and as a result, the Company had no net debt at the end of the fiscal year.

During the year, upon amalgamation with Denison, the Company received cash of approximately $92.9 million attributable to the net proceeds arising from share issues completed by Denison. Repayment of the promissory note consumed $58.4 million, $22.8 million was used to pay down long-term debt and the remaining $11.7 million was transferred to working capital to fund capital expenditures and to settle transaction costs.

Also during the year, Calfrac increased its line of credit to $15.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The line of credit is undrawn as at the date of this report. The new facility also includes a revolving $25.0 million term loan that bears interest at either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is secured by new equipment acquisitions and has not been drawn down. Formal documentation for the new credit facilities was finalized during the first quarter of 2005.

In August 2004, Calfrac entered into a bought deal financing with a syndicate of underwriters to sell 1,000,000 common shares in the capital of the Company at a price of $28.40 per common share for net proceeds of $26.8 million. The proceeds of the financing will be used to partially fund the Company's 2005 capital expenditures program and other general corporate purposes.

Capital expenditures for 2004 totaled $51.3 million. As part of this capital program, the Company recently introduced three additional fracturing spreads to its Canadian operations: one spread based in Medicine Hat, Alberta, another based in Red Deer, Alberta and a third in Grande Prairie, Alberta. In May 2004, the Company also deployed an additional fracturing spread to the United States. During 2004, the Company began construction of an additional conventional fracturing spread to be based in Medicine Hat and two additional spreads specifically designed to complete high rate nitrogen fractures on NGC wells in Canada. Delivery of these spreads is expected in the spring of 2005. By the summer of 2005, Calfrac will have a total of 17 fracturing spreads in the field. Delivery of these additional spreads is scheduled to be completed within time and budget parameters.

In May 2004, the Company signed contracts for a three-year term with a major Western Canadian supplier of nitrogen and carbon dioxide. One of the nitrogen supply contracts guarantees Calfrac's right to all of the nitrogen produced at a plant located in Strathmore, Alberta, and in return, it has committed to monthly payments covering the cost of production and a recovery of capital costs. These payments commence February 1, 2005 and terminate February 1, 2008. In early October 2004, the first shipments of nitrogen were made to Calfrac's Canadian operations. As supply of these products is expected to be limited for the foreseeable future, these contracts are a critical component to ensure Calfrac has the ability to deliver on its commitments to its customer base.

(000s)	Total	Payments Due by Period Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
	$	$	$	$	$
Contractual Obligations					
Long-term debt	7,602	3,644	1,540	925	1,493
Operating leases	12,856	2,905	3,979	2,108	3,864
Purchase obligations	41,780	13,017	27,702	1,061	–
Total contractual obligations	62,238	19,566	33,221	4,094	5,357

On June 1, 2004, the Company acquired a 70% interest in Ram Cementers Inc. ("Ram"). At the date of acquisition, the major assets of Ram included three single and one twin pumping unit. Management also approved additional capital expenditures of approximately $4.0 million, which will add four pumping units and support equipment that will be operational by the spring of 2005 and will be funded by Ram's credit facilities. Calfrac has provided a corporate guarantee in the amount of $1.2 million in support of this credit facility. Subsequent to year-end, the Company acquired the remaining 30% interest in Ram, thereby making Ram a wholly owned subsidiary of Calfrac.

Subsequent to year-end, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Upon completion of the share split, and as at the date of this report, the Company had 36,214,554 common shares outstanding.

With its recent equity issue, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2005.

ACQUISITION OF CALFRAC SHARES, SHARE CANCELLATION, BUSINESS COMBINATION AND EQUITY FINANCING ›

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("Denison") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by Denison issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, Denison completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The proceeds were used to finance the cash component of Denison's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the business transaction, Denison amalgamated with Calfrac and the successor company changed its name to Calfrac Well Services Ltd. The combination of Denison and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac.

Following these transactions, Calfrac's primary business continues to be the provision of fracturing, coiled tubing, cementing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

TAX ATTRIBUTES ›

As reflected in note 4 to the consolidated financial statements, upon amalgamation with Denison, the Company assumed estimated tax attributes of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts included non-capital losses of approximately $69.0 million, of which $51.1 million was utilized in the current year. Of the remaining amount, $6.3 million and $11.6 million are scheduled to expire on December 31, 2008 and December 31, 2009, respectively. The Company expects to fully utilize all tax non-capital losses prior to the expiration dates. At December 31, 2004, the Company had total tax attributes of approximately $279.6 million for federal income tax purposes and $225.8 million for provincial income tax purposes.

STOCK OPTION PLAN ›

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The objective of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, an initial grant of 388,100 stock options at $31.45 per option was made to existing employees during the third quarter of 2004. An additional grant of 32,000 options at an exercise price of $40.50 was made on December 14, 2004. Based on this grant price and current assumptions, the weighted average fair value of each option, as per the Black-Scholes pricing model, is approximately $8.89 per option. Stock-based compensation expense of $0.7 million was booked in the year related to the grant of these options.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result, the Company granted, in aggregate, 30,000 deferred stock units to the Company's six outside directors. In addition, the Company's three most senior officers were not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was made in October 2004. The amount of the grant earned by senior officers was linked to the 2004 corporate performance and consequently a "mark to market" calculation was completed on the entire allotment of performance stock units to determine the expense for the year. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. For the deferred stock units, the Company is required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period. For the year ended December 31, 2004, the Company recorded an expense of $1.1 million related to the deferred and performance stock units.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates

used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation, and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 4 to the consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 15 to the consolidated financial statements for the year ended December 31, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material. Denison Mines Inc. has provided an indemnity to the Company relating to the mining claim.

RISKS AND UNCERTAINTIES ›

Volatility of Industry Conditions

The demand for fracturing, cementing and well stimulation services largely depends on the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including: the level of oil and gas prices, government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, soft ground conditions curtail oilfield activity in all of the Company's operating areas. This period, commonly referred to as "spring breakup," occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The Company mitigates the effect of these seasonal cycles by moving equipment to the areas where activity is still continuing. Finally, inclement weather can affect oilfield activity at any time of the year.

Dependence on Major Customer

Although the Company's customer base consists of over 200 oil and gas exploration and production companies, up to 50% of its revenue has historically come from one major customer. This customer was also an equity shareholder of the Company, but during 2004 disposed of its equity interest. The Company has no reason to believe that there will be any change to the amount of work undertaken with this customer. Notwithstanding the foregoing, no assurance can be given that Calfrac's relationship with this customer will continue.

Sources, Pricing and Availability of Material and Manpower

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers. In addition, its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company operates a loss prevention program in accordance with industry standards and maintains insurance coverage that it believes to be adequate, however, there can be no assurance that such insurance will be adequate to cover potential liabilities.

Greece Legal Actions

The Company is involved in several legal actions with former employees of a Denison subsidiary relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however, the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations

The Company has distributed the former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to two new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims or losses filed against Calfrac may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition

The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk

The Company's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate. This exposure is somewhat mitigated by the Company's operations in the U.S., however these operations are currently not of sufficient size to offset the exchange rate risk for Canadian operations.

Mitigation of Risks and Uncertainties

The Company expects that its strong financial position, seasoned management, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

OUTLOOK ›

The Company believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in increased drilling of additional gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The Petroleum Services Association of Canada ("PSAC") recently published its well count forecast for 2005. PSAC is predicting an 8% year-over-year increase in the number of wells to be drilled for an all-time record of 24,075 wells, which is largely due to the anticipated increase in NGC activity. The number of NGC wells is forecast to increase from approximately 1,500 in 2004 to 3,000 in 2005. To meet this anticipated demand, and as noted earlier in this report, the Company plans to double its existing capacity of Canadian fracturing spreads focusing on NGC activity from two to four spreads by the spring of 2005. Of the 21,000 conventional wells expected to be drilled in 2005, over 70% are forecast to be natural gas wells. It is further expected that upwards of 90% of all new gas wells will be stimulated through a fracture treatment. The Company's 2005 capital program contemplates the addition of four additional spreads to its fleet of Canadian conventional fracturing equipment in order to meet anticipated demand.

Activity levels for Calfrac's cementing services have been very encouraging. The Company anticipates that with the expansion of its fleet of equipment and augmented marketing and operational capabilities, cementing services will become a larger contributor to its performance going forward.

Calfrac's United States operations have also recently experienced a significant increase in activity levels, which is expected to continue for 2005. With additional capital recently deployed and a growing customer base in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

QUARTERLY FINANCIAL INFORMATION ›

The financial and operational results of Calfrac over the past eight quarters are highlighted by aggressive capital programs, steady growth in operational activities and continuous improvement in revenue, earnings and cash flow. The following table sets forth certain quarterly information of the Company for the last two fiscal years:

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share data)	$	$	$	$	$
2004					
Revenue	**57,298**	**41,066**	**60,538**	**82,477**	**241,379**
Gross margin	**21,063**	**7,643**	**20,732**	**34,346**	**83,783**
Net income	**9,068**	**1,657**	**11,771**	**23,134**	**45,630**
Per share – basic & diluted	**0.87**	**0.10**	**0.67**	**1.28**	**2.89**
Cash flow from operations (1)	**11,235**	**4,674**	**14,880**	**28,156**	**58,946**
Per share – basic & diluted	**1.08**	**0.27**	**0.85**	**1.55**	**3.74**
EBITDA (2)	**16,186**	**4,591**	**15,299**	**27,950**	**64,027**
Per share – basic & diluted	**1.56**	**0.27**	**0.88**	**1.54**	**4.06**
Capital expenditures	**12,430**	**11,311**	**12,740**	**14,846**	**51,327**
Working capital	**17,934**	**8,280**	**36,427**	**49,578**	**49,578**
Shareholders' equity	**110,490**	**112,065**	**151,402**	**174,956**	**174,956**
Fracturing spreads (#)					
Conventional	**9**	**10**	**11**	**12**	**12**
Natural gas from coal	**2**	**2**	**2**	**2**	**2**
Total	**11**	**12**	**13**	**14**	**14**

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share data)	$	$	$	$	$
2003					
Revenue	38,266	22,714	47,514	48,064	156,558
Gross margin	13,323	5,202	17,534	17,031	53,090
Net income (loss)	4,848	(60)	7,525	7,336	19,649
Per share – basic & diluted (3)	0.50	(0.01)	0.77	0.75	2.02
Cash flow from operations (1)	7,173	2,850	9,756	10,530	30,309
Per share – basic & diluted (3)	0.74	0.29	1.00	1.08	3.11
EBITDA (2)	10,094	2,824	14,524	14,384	41,826
Per share – basic & diluted (3)	1.04	0.29	1.49	1.48	4.30
Capital expenditures	8,908	4,138	7,299	4,377	24,722
Working capital	1,876	3,158	3,706	6,764	6,764
Shareholders' equity	42,125	42,192	49,717	57,431	57,431
Fracturing spreads (#)					
Conventional	9	9	9	9	9
Natural gas from coal	1	1	1	1	1
Total	10	10	10	10	10

1. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

3. Historical per share information has been calculated using 9,733,506 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions.

2004 Fourth Quarter

The fourth quarter of 2004 established new records for Calfrac in terms of revenue, net income and cash flow. Consolidated revenue for the three months ended December 31, 2004 increased 72% to $82.5 million, net income grew 215% to $23.1 million ($1.28 per share), while cash flow from operations improved 167% to $28.2 million ($1.55 per share).

Revenue

CANADIAN OPERATIONS

Fourth quarter revenue from Canadian operations increased 72% to $75.2 million from $43.7 million in 2003. Canadian fracturing revenue totaled $69.0 million compared to $41.2 million recorded a year ago. A larger fleet of equipment combined with a very active operating environment and a 5% book price increase to the Company's service offerings contributed to the revenue increase. During the quarter, Calfrac completed 1,914 Canadian fracturing jobs for an average revenue of $36,053 per job compared to 1,614 jobs for $25,515 per job the prior year. The increase in per job revenue was primarily the result of larger jobs being completed in all operating regions, with each region recording per job revenue increases of 25% to 35%. The quarter-over-quarter increase in revenue per job numbers also reflected a greater proportion of conventional fracturing work completed in the Red Deer and Grande Prairie regions, which tend to be deeper in nature, as well as increased activity in the NGC market, both of which tend to have higher per job revenues.

During the fourth quarter of 2004, coiled tubing revenue increased 60% to total $4.0 million compared to $2.5 million recorded for the same period of 2003. The total number of coiled tubing jobs completed in the fourth quarter of 2004 was 1,877 versus 1,770 a year ago. This increase was due to more jobs being completed in the Red Deer and Grande Prairie regions, which tend to be deeper in nature.

Revenue from the Company's cementing operations increased 56% to $2.2 million for the fourth quarter of 2004 from $1.4 million recorded in the year's third quarter. Combining this positive momentum with a larger fleet of equipment in 2005, the Company expects cementing services to become a more significant contributor to its financial results in the future.

UNITED STATES OPERATIONS

Revenue from United States operations improved 65% to $7.3 million in the 2004 fourth quarter versus $4.4 million recorded a year ago. The year-over-year improvement was impacted by the deployment of a second fracturing spread in May 2004, growth in the Company's customer base and near record levels of oil and gas activity in the U.S. Rocky Mountain region. During the fourth quarter, Calfrac completed 94 U.S. fracturing jobs for an average revenue of $77,943 per job compared to 63 jobs for $70,442 per job in 2003. The jobs completed in 2004 were slightly larger, thereby providing higher revenues although this was somewhat offset by a weaker U.S. dollar, which had a negative affect on the per job figures.

Gross Margin

For the fourth quarter of 2004, consolidated gross margins increased 102% to $34.3 million from $17.0 million in 2003. The increase was due to higher activity levels, an expanded fleet of equipment, the commencement of nitrogen shipments from a new facility located in Strathmore, which resulted in decreased product costs, a larger proportion of revenue being earned in the Grande Prairie region, an increase in NGC jobs and improved margins from the Company's U.S. operations. As a percentage of revenue, consolidated gross margins increased to 41.6% from 35.4% in the fourth quarter of 2003 due primarily to larger job sizes in all operating regions.

SG&A

For the three months ended December 31, 2004, SG&A expenses totaled $6.3 million compared to $2.6 million the prior year. As a percentage of revenue, SG&A expenses increased to 8% for the fourth quarter of 2004 compared to 5% in 2003. Higher provisions for performance bonuses payable to employees combined with a $1.6 million charge related to the recently introduced stock-based compensation plan contributed to the year-over-year increase. The higher SG&A expense was also required to support the Company's growth experienced in the latter part of 2004 as well as costs associated with being a public company.

Interest, Depreciation and Other Expenses

Interest revenue for the three months ended December 31, 2004 totaled $0.07 million compared to an expense of $0.5 million a year ago due primarily to debt repayments made earlier in the year. Interest was earned on gross proceeds from a public offering of the Company's capital stock that totaled $28.4 million. Conversely, depreciation expenses increased 43% to $3.4 million from $2.4 million recorded in the 2003 three-month period as a result of depreciation relating to equipment additions made late in 2003 and an aggressive 2004 capital program. Other expenses arise from fluctuations in Canadian/U.S. currency exchange rates.

Income Tax

Income tax expense for the quarter totaled $1.5 million compared to $4.1 million a year ago. Current tax expense for the fourth quarter dropped to $0.4 million from $3.4 million in 2003 due to the income tax attributes acquired in the Denison amalgamation. Consequently, the provision for current tax was related almost entirely to the profitability of the Company's cementing and U.S. operations. Future income tax expense for the fourth quarter of 2004 totaled $1.0 million, which resulted primarily from the drawdown of the Company's tax pools as a result of the profitability during the quarter.

Net Income

Net income increased to $23.1 million or $1.28 per share from $7.3 million or $0.75 per share in the 2003 three-month period. This 215% improvement in earnings was due primarily to an increase in revenue as a result of strong industry activity levels combined with a lower effective tax rate resulting from the tax attributes acquired as part of the transaction with Denison.

Cash Flow

During the fourth quarter of 2004, cash flow from operations excluding change in non-cash working capital improved 167% to $28.2 million or $1.55 per share from $10.5 million or $1.08 per share recorded a year ago. This $17.7 million cash flow gain was a result of higher earnings for the quarter.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

February 18, 2005
Calgary, Alberta

Selected consolidated financial information

Three months ended March 31 **Unaudited:** (In thousands of dollars except per share amounts)	**2004**	Increase (Decrease)	**2003**
Revenue	57,298	19,032 *50%*	38,266
Gross margin	21,063	7,740 *58%*	13,323
Restructuring expenses[3]	965		
EBITDA[1]	16,186	6,092 *60%*	10,094
Income tax	4,091	1,449 55%	2,642
Cash flow from operations[2]	11,235	4,062 57%	7,173
Net earnings	9,068	4,220 *87%*	4,848
Earnings per share (basic and diluted) in accordance with Canadian GAAP	$0.87		$0.50
Issued and outstanding shares as at March 31, 2004 (in 000's)	17,107		17,107
Earnings per Share (basic and diluted) based on shares outstanding as at March 31, 2004	$0.53		$0.28
Operating fracturing spreads at end of quarter			
Conventional fracturing (Blender spreads)	9		9
Natural Gas from Coal (NGC)	2		1
Total number of fracturing spreads	11		10

Notes

1. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.
2. Cash flow from operations is not a term that is approved under Canadian GAAP but the Company believes that it provides useful information to the reader on the trend of operating cash flow.
3. Restructuring expenses relate to expenses incurred by the Company with respect to the DEI/Calfrac and other transactions discussed above that are not share issue expenses.

Calfrac enjoyed a record quarter during the first three months of 2004. On a consolidated basis, the Company completed 1,489 fracturing jobs during this period for an average fracturing revenue per job of $35,176 compared to 1,163 jobs for an average fracturing revenue per job of $30,352 in the same period of 2003. In the immediately preceding quarter (4th quarter of 2003), 1,677 fracturing jobs were completed for an average fracturing revenue of $27,202 per job. During the quarter ended March 31, 2004, revenue from fracturing NGC wells amounted to 12% of consolidated fracturing revenue. Total fracturing revenue was 91.5% of consolidated revenue during the first quarter of 2004.

In Canada, notwithstanding extremely cold weather that shut down operations for a week in January and an early spring break up in the southern and central parts of Alberta, the Company achieved strong levels of activity and revenue. The first quarter was more traditional as compared to 2003, in that activity migrated to the central and northern areas of the Western Sedimentary Basin from the more southern regions that are normally more active in the spring, summer and early winter. This movement from the shallow gas prone area is the reason why the job count in the current quarter is less than in the immediately preceding quarter.

Revenue from the Company's operations in the Rocky Mountains of the USA increased by 191% during the quarter ended March 31, 2004 compared to the corresponding period in 2003, when fracturing operations were delayed by customer contract negotiations.

Consolidated gross margins were 36.8% of revenue for the quarter ended March 31, 2004 versus 34.8% in the same quarter of 2003. The percentage of gross margins to revenue in Canada during the first quarter of 2004 was virtually the same versus 2003. The improvement in the percentage of revenue for the consolidated margin in 2004 is entirely due to the improvement in the USA margins. Therefore, most of the increase in total gross margin is attributable to the increase in revenue.

The increase in selling, general and administrative expenses is due to increases in staff resulting from the growth of the Company. This expense included the provision for staff annual incentive bonuses for the quarter. Notwithstanding these increases, selling, general and administrative expenses for the first quarter of 2004 declined to 7.0% as a percentage of revenue compared to 8.2% for the same quarter in 2003.

Interest expenses declined slightly in the quarter mainly due to scheduled repayments of principal and lower rates. However, interest expenses after the end of the quarter should be much lower due to the repayment of $22.8 million of debt on March 31, 2004. Future income taxes for the quarter were reduced due to the cumulative effect of lower tax rates on future timing differences.

Discussion of Financial Condition as at March 31, 2004

Liquidity and Capital Resources

During the quarter the Company received cash payments of approximately $92.9 million attributable to the net proceeds arising from share issues completed by DEI. Repayment of the promissory note consumed $58.4 million, $22.8 million was used to pay down long term debt and the remaining $11.7 million was transferred to working capital to fund capital expenditures and to pay for expenses of the transaction.

During the first quarter of 2004, the Company committed to capital expenditures amounting to approximately $33.8 million. This capital program is part of the Company's plan to add three conventional fracturing spreads to its equipment fleet prior to the commencement of the fourth quarter. In addition, management anticipates that capital expenditures of $5 million will be required in 2004 to maintain its equipment. Cash flow provided by operations in the first quarter of 2004 amounted to $11.2 million which was applied to increased working capital. Therefore, even though the Company has working capital of nearly $18 million as at March 31, 2004, it expects to increase the available amount of its revolving line of equipment term debt to finance a portion of the cost of constructing the three additional fracturing spreads planned for 2004.

At the end of March 2004, the Company had cash balances amounting to approximately $12 million, an unused line of credit amounting to $8.8 million and an unused revolving line of term debt for equipment acquisitions amounting to $7.5 million. With these sources of funds combined with ongoing cash flow, management believes the Company can access sufficient capital resources to satisfy its capital expenditure requirements in 2004.

	Payments Due by Period				
Contractual Obligations (In thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long Term Debt	11,580	5,485	4,088	374	1,633
Operating Leases	7,460	2,200	1,900	1,160	2,200
Purchase Obligations (see below)	33,860	1,990	22,310	9,560	
Total Contractual Obligations	52,900	9,675	28,298	11,094	3,833

The Company has signed contracts for a term of three years with Ferus Gas Industries Limited Partnership for the supply of nitrogen and carbon dioxide. One of the contracts for the supply of nitrogen guarantees the Company the right to all of the nitrogen produced at a plant to be commissioned near Strathmore, Alberta. In return for this guaranteed supply of all the nitrogen produced by this plant, the Company has committed to monthly payments covering the cost of production and a recovery of capital costs. These payments commence on February 1, 2005 and terminate on February 1, 2008 provided that the Company provides six months notice of its intention to terminate. The amounts included in the schedule above are the estimated cost of the plant producing nitrogen at its planned capacity plus a small "take or pay" volume of carbon dioxide.

The Company has large income tax pools that it intends to use to shelter taxable income in the future. This saving in future income tax should significantly augment cash flow from operations for several years in the future.

Related Parties

The Company derives a significant portion of its revenue from a major customer. In the past this customer was related to the Company as it was a significant shareholder. This shareholder's interest was acquired by the Company effective December 31, 2003. As a result this customer is no longer a related party and there is no separate disclosure required. Notwithstanding this development, during the three months ended March 31, 2004, revenue from this customer amounted to $26.8 million versus $19.0 million in the same quarter of 2003. During 2003 the amount of revenue from the customer was $76.8 million versus $56.3 million in 2002.

Results from Operations for the Years ended December 31, 2003 and 2002

Overview

Well activity in western Canada reached an all time high in 2003. According to statistics published by Nickle's Daily Oil Bulletin, the number of wells completed in western Canada rose to 19,851 wells in 2003 versus 14,559 wells in 2002. Almost all of this increase was attributable to natural gas wells which increased to a record 13,944 wells completed versus 9,068 completed in 2002. The previous record for natural gas wells was in 2001 when 11,175 wells were completed. In the USA, the Company's activity in the first part of 2003 was delayed due to ongoing contract negotiations with its major customer.

Selected consolidated financial information

Years ended December 31 (In thousands of dollars except per share amounts)	**2003**	Increase (Decrease)	**2002**	Increase (Decrease)	**2001**
Revenue	156,558	60,492 *63%*	96,066	28,557 42%	67,509
Gross margin	53,090	21,819 *70%*	31,271	6,706 27%	24,565
EBITDA[1]	41,826	17,903 *75%*	23,923	4,367 22%	19,556
Income tax	10,962	4,972 83%	5,990	691 13%	5,299
Cash flow from operations[2]	30,306	12,168 67%	18,138	1,139 7%	16,999
Net earnings	19,649	9,625 *96%*	10,024	2,259 29%	7,765
Operating fracturing spreads at end of year					
Conventional fracturing (Blender spreads)	9		9		7
Natural Gas from Coal (NGC)	1		1		0
Total number of fracturing spreads	10		10		7

Notes

1. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.
2. Cash flow from operations is not a term that is approved under Canadian GAAP but the Company believes that it provides useful information to the reader on the trend of operating cash flow.

The Company achieved a record in 2003 in terms of revenue, margins and net income. The Company's equipment operated at capacity utilization during the year except for spring break up when wet weather resulted in ground conditions being too soft to accommodate Calfrac's usual level of activity in southern Alberta. However this weather delay was more than overcome by strong activity in the remainder of the year.

On a consolidated basis, the Company completed 5,182 fracturing jobs for an average fracturing revenue per job of $28,099 in the 2003 year versus 3,758 fracturing jobs for an average revenue per job of $23,326 in 2002.

Canadian revenue increased by 38% due to the combination of increased oilfield activity and the larger fleet of equipment that Calfrac had available. In the beginning of June 2003, Calfrac commenced services on its first long-term NGC contract. To the end of December 2003, NGC work produced 8% of total fracturing revenue compared to 2% in 2002. Revenue from USA operations fell by 8% in 2003 versus 2002 due to a delayed start resulting from contract negotiations and from the change in fracturing job type that resulted in the Company using a smaller proportion of proprietary chemicals.

On a consolidated basis, gross margins for 2003 at 34% of revenue were slightly better than 33% earned during 2002. However, there were large differences in geographical operations. In Canada, gross margins improved to 35% of revenue from 32% of revenue in 2002, mainly due to increased oilfield activity and improving prices from July 2003. However, the reduction in oilfield activity and changes in the method of fracturing in the DJ Basin impacted Calfrac's US operations in 2003 and gross margins declined to 19% of revenue for 2003 from 32% of revenue for 2002.

Selling, general and administrative expenses ("SG&A") increased 46% to $10.8 million for 2003 from $7.4 million in 2002. The largest components of SG&A are salaries and incentive bonus provisions. Increases in the number of employees will increase the cost of both salaries and incentive bonus provisions. The incentive bonus provision in SG&A covers all eligible employees, including operational staff. The amount of this provision is dependent on the excess of income before tax over a threshold rate of return calculated on average capital employed, subject to a maximum bonus level set for each employee. However, as both 2002 and 2003 bonuses were being provided at the maximum rates, the increase in 2003 is largely attributable to an increased number of employees in 2003. Notwithstanding the above, as a percentage of revenue, SG&A dropped to 6.9% in 2003 compared to 7.7% in 2002.

Net income for 2003 was 12.6% of revenue, up from the 10.4% of revenue earned in 2002. This increase was mainly attributable to the increase in revenue and to a lesser extent to the increase in gross margins.

Critical Accounting Estimates

This Management's Discussion and Analysis is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The Company's significant accounting policies are described in Note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made in regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As explained in Note 7 to the financial statements for the quarter, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal

advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

As described in Note 4 to the Company's financial statements for the quarter, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were estimated as tax returns for the relevant period have yet to be prepared and filed. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not yet assessed or audited any of these pools so far as they relate to Calfrac.

Risks and Uncertainties

Volatility Of Industry Conditions
The demand for fracturing and well stimulation services largely depends upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including: the level of oil and gas prices, government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality
In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, soft ground conditions curtail oilfield activity in all the Company's operating areas. This period, commonly referred to as "spring breakup" occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia and the Company mitigates the effect of these seasonal cycles by moving equipment to the areas where activity is still continuing. Finally, inclement weather can affect oilfield activity at any time of the year.

Dependence on Major Customer
Although the Company's customer base consists of more than 150 oil and gas exploration and production companies, nearly half of its revenue has historically come from one major customer. This customer was also an equity shareholder of the Company, but recently disposed of its equity interest. The Company has no reason to believe that there will be any change to this relationship in the future. The Company has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005. Notwithstanding the foregoing, no assurance can be given that Calfrac's relationship with this customer will continue.

Sources, Pricing and Availability of Material and Manpower
The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing from a variety of suppliers, and its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance
The Company's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company operates a loss prevention program in accordance with industry standards. The Company maintains insurance coverage that it believes to be adequate and customary in the industry, however, there can be no assurance that such insurance will be adequate to cover potential liabilities.

Greece Legal Actions
The Company is involved in several legal actions with former employees of a DEI subsidiary relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however, the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations
The Company has distributed it former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims or losses filed against the Company may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition
The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk
The Company's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate. This exposure is somewhat mitigated by the Company's operations in the USA, however these operations are not sufficiently large enough to offset the exchange rate risk for Canadian operations.

Mitigation of Risks and Uncertainties
The Company expects that its strong financial position, seasoned management with large investments at risk, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

Outlook
The Company believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

Management believes that the number of natural gas wells completed each year is a good indicator of the potential level of fracturing activity, as most gas wells require fracturing. The number of gas wells completed in western Canada during 2003 increased to 13,944 from 9,068 in 2002. Recently the Petroleum Services Association of Canada ("PSAC") has forecast that 14,771 gas wells will be drilled in Canada during 2004. To meet this expected demand the Company expects to expand its complement of fracturing spreads from 10 crews at the end of 2003 to 14 crews at the end of 2004.

The weather patterns during April 2004 have been different from those experienced in 2003 in that the wet weather which shut down fracturing activity in the southern part of Alberta has not been as prevalent. Should the weather patterns hold, the Company looks forward to a second quarter in 2004 that will have higher activity levels than the second quarter of 2003.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes", "forecast" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared on Wednesday, May 12, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

Denison Energy Inc.
For the years ended December 31, 2003 and 2002

RESTRUCTURING OF THE COMPANY

The restructuring occurred by way of two plans of arrangement, which were completed in March 2004.

The first plan of arrangement, completed on March 8, 2004, involved:
(a) the transfer of all the Company's mining assets and the liabilities and obligations associated with those assets to Denison Mines Inc ("Denison Mines");
(b) the transfer of all the Company's Canadian petroleum and natural gas assets and the liabilities and obligations associated with those assets to Denison Resources Inc., a subsidiary of Denison Oil Corporation ("Denison Oil"); and
(c) the exchange by the Company's shareholders of each of their shares in Denison Energy for:
- one common share of Denison Mines,
- 1/5 of one common share of Denison Oil, and
- 1/21 of a share of new class of common shares of Denison Energy Inc ("Denison Energy"), resulting in an effective consolidation of Denison Energy on a 1 for 21 basis.

At the conclusion of this plan of arrangement, Denison Energy's shareholders held shares in three separate publicly traded companies, Denison Energy, Denison Mines and Denison Oil.

In the second plan of arrangement, completed on March 9, 2004, Denison Oil acquired all of the shares of Forte Oil Corporation, a private oil and gas exploration and development company based in Calgary, Alberta. Holders of Forte common shares exchanged each of their Forte common shares for 0.894 common shares of Denison Oil. As a result, the holders of Forte common shares owned approximately 80% of Denison Oil common shares. Following the completion of this second plan of arrangement, Denison Oil changed its name to Forte Resources Inc.

Subsequent to the completion of the two plans of arrangement, the former business operations of the Company will be conducted as follows:

a) The uranium mining and production together with the environmental services business will be conducted by Denison Mines Inc.
b) The exploration and development for the petroleum and natural gas business in Canada will be conducted by Forte Resources Inc.

EVENTS SUBSEQUENT TO THE RESTRUCTURING

Matco Capital Subscription

Immediately following implementation of the first plan of arrangement referred to above, Matco Capital Ltd. and its associates acquired 727,073 common shares from treasury (representing 45% of the total number of issued and outstanding common shares after giving effect to the Subscription) at a subscription price of $7.35 per share for a total proceeds to the Company of approximately $5.3 million.

On March 10, 2004, the Company was continued as an Alberta corporation, whereby the Company ceased to be a corporation incorporated under and governed by the Ontario Business Corporations Act and became a corporation incorporated under and governed by the Alberta Business Corporations Act.

Acquisition of Calfrac and Equity Financing

On March 24, 2004, the Company acquired all of the issued and outstanding shares of Calfrac Well Services Ltd. ("Calfrac") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million).

The net purchase price was paid by the Company by issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this, on March 23, 2004, the Company completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash payment of approximately $28.8 million in respect of the Company's acquisition of all the issued and outstanding shares of Calfrac, and to repay certain indebtedness of Calfrac in the amount of approximately $58.4 million, and the balance of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the acquisition by the Company of Calfrac, the Company amalgamated with Calfrac. In connection with the amalgamation, the Company changed its name to "Calfrac Well Services Ltd.".

Following these transactions the Company's major operating business was the provision of fracturing and well stimulation services to customers exploring for and developing petroleum and natural gas in North America.

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS RELATES TO THE ACTIVITIES OF THE COMPANY PRIOR TO THE TRANSFORMATION TO AN OILFIELD SERVICES PROVIDER AND DOES NOT REFLECT THE RESTRUCTURING OF THE COMPANY OR SUBSEQUENT EVENTS DESCRIBED ABOVE AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED FINANCIAL STATEMENTS OF DENISON ENERGY INC. AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 ("2003 FINANCIAL STATEMENTS").

Segmented Information

Reference is made to Note 12 of the 2003 Financial Statements which sets out the segmented financial results of operation for each of the Company's business divisions for the years ended 2003 and 2002.

Review of Operations

Mining Division

Denison's 22.5% share of production from the McClean Lake Joint Venture totaled 1,356,000 pounds for the 2003 year compared with 1,372,000 pounds in 2002.

The spot price of uranium rose significantly in 2003 climbing from US$10.20 per pound at December 31, 2002 to US$17.60 in mid April 2004. However, this increase had little immediate effect on the division's revenues as the Company delivers uranium under a variety of long term contracts with various pricing formulas, most of which do not proportionately change with short term fluctuations in uranium spot prices. As a result, the above-mentioned price increase changed the pricing mechanisms of less than 20% of these contracts during 2003.

In 2003, a 6% decline in uranium deliveries combined with changes in foreign exchange rates due to an appreciation of the Canadian dollar relative to the US dollar, reduced revenues compared to 2002.

Compared to 2002, costs of the mining division of Denison were adversely affected in 2003 by an increase in the unit of production cash cost amounting to 2.5% (resulting from re-licensing expenses) and an increase of 11% in depreciation and amortization (resulting from new reserve reports). Costs of the mining division of Denison in 2002 were favourably affected by a one-time adjustment of $540,000.

The adverse movement in foreign exchange rates, lower deliveries and increased unit of production costs, resulted in a loss for the division in 2003.

Environmental Services Division

During the third quarter of 2003, Denison Environmental Services obtained a new contract for the operation of Kam Kotia water treatment facility and continued to provide services under its contract for environmental monitoring and maintenance of the closed mine sites of Denison and Rio Algom Ltd. at Elliot Lake and under its contract for project management for the decommissioning of the Hope Brook mine in Newfoundland. Denison Environmental Services was also active in

decommissioning work in northern Ontario at the old Munroe mine and is commencing work on the decommissioning of the High Falls generating facility and on the Shebandowan mill complex.

These division results were much improved in 2003 compared to 2002, when the Division experienced write-downs of inventory of mining equipment held for resale and write-offs of certain receivables.

Oil and Gas Division

As part of the reorganization, new oil and gas reserve reports were completed by independent consultants. These reports substantially decreased Denison's oil and gas reserves, resulting in a write-down amounting to $12 million in the carrying value of these assets.

During 2003, production averaged 641 barrels of oil equivalent ("boe") per day (at a 6:1 gas to oil conversation rate) compared to an average of 566 boe per day for 2002.

Production expenses in 2003 were $8.61/boe versus $7.28/boe in 2002. Royalties increased to $7.98/boe in 2003 compared to $7.21/boe in 2002. However, in 2003 revenue increased to $36.98/boe versus $29.72/boe in 2002 and this increased the cash net back before interest, taxes, and other costs by $5.00/boe.

Interest costs for the division increased in 2003 due to the increase in bank indebtedness used to fund the division's 2003 and 2002 capital expenditures. The increase in operating costs in Greece represents actual and estimated future legal and related expenses relating to contesting in court the claims made by various employees as set out in Note 11(b) in the 2003 Financial Statements.

The write down in the carrying value of oil and gas reserves combined with the increased interest expense and costs incurred in Greece resulted in a loss being incurred by this division in 2003.

DISCUSSION ON FINANCIAL CONDITION OF BUSINESSES NO LONGER CARRIED ON BY THE COMPANY

Income Taxes
Reference is made to Note 8 of the 2003 Financial Statements.

Decommissioning and Site Restoration
Reference is made to Note 7 of the 2003 Financial Statements.

Post Employment Benefits
Reference is made to Note 6 of the 2003 Financial Statements.

Bank Indebtedness and Long Term Debt
Reference is made to Notes 4 and 5 of the 2003 Financial Statements.

Contingent Liabilities
Reference is made to Note 11 of the 2003 Financial Statements.

DISCUSSION ON FINANCIAL CONDITION OF COMPANY AFTER THE RESTRUCTURING

Income Taxes

As described in Note 8(c) to the 2003 Financial Statements, the Company has non-capital loss carry forwards and other tax pools amounting to over $200 million that it can carry forward to shelter it from future income taxes for several years.

Liquidity and Capital Resources

On March 8, 2004 the Company raised $5.3 million by private subscription and a further $116.3 million (net of costs) from a public subscription of common shares that closed on March 23, 2004. Except for $28.8 million used in the acquisition of the shares of Calfrac, these proceeds were used to pay down debt and to pay for transaction costs. Therefore, the Company will emerge from these transactions with working capital in excess of its long term debt. In addition, the Company will

have an unused line of credit amounting to $8.8 million and an unused revolving line of term debt for equipment acquisitions amounting to $7.5 million. Consequently, management believes the Company can access sufficient capital resources to satisfy its capital expenditure requirements in 2004.

Risk and Uncertainties

Volatility Of Industry Conditions
The demand for fracturing and well stimulation services largely depends upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including: the level of oil and gas prices; government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality
In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, soft ground conditions curtail oilfield activity in all the Company's operating areas. This period, commonly referred to as the "spring breakup" occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia and the Company mitigates the effect of these seasonal cycles by moving equipment to the areas where activity is still continuing. Finally, inclement weather can affect oilfield activity at any time of the year.

Dependence on Major Customer
Although the Company's customer base consists of more than 150 oil and gas exploration and production companies, nearly half of its revenue comes from one major customer. This customer was also an equity shareholder of the Company, but recently disposed of its equity interest. The Company has no reason to believe that there will be any change to this relationship in the future. The Company has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005. Notwithstanding the foregoing, no assurance can be given that Calfrac's relationship with this customer will continue.

Sources, Pricing and Availability of Material and Manpower
The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing from a variety of suppliers, and its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although, the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance
The Company's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The Company operates a loss prevention program in accordance with industry standards. The Company maintains insurance coverage that it believes to be adequate and customary in the industry, however, there can be no assurance that such insurance will be adequate to cover Calfrac's liabilities.

Greece Legal Actions
The Company is involved in several legal actions with prior employees relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however, the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations
The Company has distributed it former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims for losses filed against the Company may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition
The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk
The Company's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate.

Mitigation of Risks and Uncertainties

The Company expects that its strong financial position, seasoned management with large investments at risk, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

Outlook

The Company believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The number of natural gas wells completed each year is believed by management to be a good indicator of the potential level of fracturing activity. The number of gas wells completed in western Canada during 2003 increased to 13,944 from 9,068 in 2002. Recently the Petroleum Services Association of Canada ("PSAC") has forecast that 14,771 gas wells will be drilled in Canada during 2004. To meet this expected demand the Company expects to expand its complement of fracturing spreads, from 10 crews at the end of 2003 to 14 crews at the end of 2004. Consequently, the Company anticipates another year of high demand for its services.

Forward Looking Statements

Certain statements contained in this 2003 M D & A report, including statements which may contain words such as "can", "expect", "believe or believes", "forecast" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include many of the items discussed above under that heading. Consequently, all of the forward looking statements made in the report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

RECEIVED
2005 APR 29 A 11:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CALFRAC WELL SERVICES LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2004

March 22, 2005

TABLE OF CONTENTS

CALFRAC WELL SERVICES LTD.

Calfrac Well Services Ltd. (the "Corporation") was formed under the *Business Corporations Act* (Alberta) on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison had completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. Although the former shareholders of Denison received a majority of the shares of the amalgamated corporation, under Canadian generally accepted accounting principles the amalgamation was considered to be a reverse takeover of Denison by CWSL. As a result, all financial and operating information reported by the Corporation for periods prior to March 24, 2004, is that of CWSL as it existed prior its acquisition by and amalgamation with Denison. Financial and operating information with respect to Denison as it existed prior to March 24, 2004, is not provided because it is not meaningful and it is inconsistent with the accounting treatment and disclosure prescribed by Canadian generally accepted accounting principles.

In this annual information form, references to the Corporation as at dates or for periods prior to March 24, 2004, relate to CWSL as it existed prior to its acquisition by and amalgamation with Denison.

The head office of the Corporation is located at 411 - 8th Avenue S. W., Calgary, Alberta T2P 1E3 and the registered office is located at 4500, 855 - 2nd Street S. W., Calgary, Alberta T2P 4K7.

Intercorporate Relationships

At December 31, 2004, the Corporation owned (i) all of the shares of Calfrac Well Services Corp., a Colorado corporation that provides fracturing services to oil and gas customers in the Rocky Mountain region of the United States, (ii) 70% of the shares of 1108325 Alberta Ltd., whose wholly owned subsidiary, Ram Cementers Inc., provides well cementing services in western Canada, and (iii) 83.3% of the shares of North Aegean Petroleum Company E.P.E. and Sea of Thrace Petroleum E.P.E., which are Greek companies that collectively hold a 75% interest in certain hydrocarbon exploration rights in the Sea of Thrace in Northern Greece on which no active exploration is being conducted because they are subject to a force majeure due to territorial disputes between Greece and Turkey. The Corporation also owns 30% of the shares of ChemErgy Ltd. ("ChemErgy"), a company engaged in the research and development of new systems and chemicals in connection with oilfield services.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation was incorporated under the ABCA in June 1999 by Messrs. Mathison, Ramsay, Dibb and Roberts. The Corporation commenced operations in August 1999 from its field station in Medicine Hat, Alberta, with a coiled tubing unit. In September 1999, the Corporation acquired its first fracturing spread and successfully completed its first hydraulic fracturing treatment. By December 31, 2001, the Corporation had expanded its fleet of equipment to seven fracturing spreads and seven coiled tubing units, and had established field stations in Red Deer and Grande Prairie, Alberta.

In February 2002, the Corporation expanded its operations into the United States by opening a field office in Platteville, Colorado. The establishment of operations at Platteville, Colorado was the Corporation's first significant presence in the United States. In addition, the Corporation put into operation its eighth and ninth fracturing spreads during the year and in early 2003.

The Corporation completed construction of a coiled tubing rig designed specifically to perform fracturing through coiled tubing in early 2003. In addition, due to the increasing requirement to use coiled tubing rigs in conventional and natural gas from coal ("NGC") fracture jobs, the Corporation signed a three year contract in February 2004 with a major supplier of coiled tubing rig services in Alberta under which the Corporation was granted a right of first call on six coiled tubing rigs used for fracturing operated by this supplier in 2004 and a right of first call for a maximum of twelve coiled tubing rigs thereafter, with an option to renew the contract for an additional year on each anniversary of the contract date commencing in February 2006.

In April 2003, the Corporation entered into a two-year fracturing contract with a major explorer and developer of NGC with a term commencing on June 1, 2003, and expiring at the earlier of May 31, 2005, or the date on which 300 wells have been fractured for the customer. In order to satisfy its obligations under this contract, the Corporation developed and commissioned unique fracturing equipment specifically designed to fracture NGC wells, including the first quint nitrogen pumper built for use in the fracturing of NGC by any fracturing company. This equipment was placed into service in February 2004 and was the Corporation's eleventh spread. On December 31, 2004, a new contract was signed with this customer. The contract, which was for two specialized NGC spreads, will commence in the second quarter of 2005 and will expire on the earlier of the second anniversary of the commencement date or on the date that the Corporation has fractured 800 wells under the contract.

In May 2004, the Corporation added a second fracturing spread to its U.S. operations.

Also in May 2004, the Corporation signed contracts for a three-year term for the supply of nitrogen and carbon dioxide. One of the nitrogen supply contracts guarantees the Corporation's right to all of the nitrogen produced at a plant located in Strathmore, Alberta, and in return the Corporation has committed to monthly payments covering the cost of production and a recovery of capital costs. These payments commence February 1, 2005, and terminate February 1, 2008. In October 2004, the first shipments of nitrogen were made to the Corporation's Canadian operations from this plant. As supply of these products is expected to be limited for the foreseeable future, these contracts significantly improve the Corporation's ability to deliver on its commitments to its customers.

On June 1, 2004, the Corporation acquired 70% of the shares of 1108325 Alberta Ltd., which owned all of the shares of Ram Cementers Inc. ("Ram"). At the date of acquisition, the major assets of Ram consisted of three single and one twin pumping units. The Corporation also approved additional capital expenditures of approximately $4.0 million to add four pumping units and support equipment to be operational by the spring of 2005. On February 10, 2005, the Corporation acquired the remaining 30% of the shares of 1108325 Alberta Ltd., and on March 1, 2005, that corporation and Ram Cementers Inc. were dissolved into the Corporation. The Corporation plans to add a further four cementing units in 2005 as part of its current capital program.

On August 21, 2004, the Corporation completed a public offering of 2,000,000 common shares at a price of $14.20 per share for aggregate proceeds of $28.4 million and net proceeds of $26.8 million. The net proceeds were used primarily to fund capital expenditures, and the remaining proceeds were added to the Corporation's working capital and used for general corporate purposes.

In the fall of 2004, the Corporation added its thirteenth and fourteenth fracturing spreads. One of these spreads was a combination blender/pumper unit developed primarily to perform sand fracturing in Alberta's southeastern shallow gas wells. This unique unit can be used to perform fracturing that would traditionally take four individual units, thereby leaving a smaller wellsite footprint, requiring fewer operators and lowering operating and capital costs.

In 2005, the Corporation plans to increase its fleet of fracturing equipment from 14 to 21 fracturing spreads. Two spreads designed for fracturing NGC will be added by the spring of 2005, and the Corporation intends to add five spreads designed for conventional fracturing in Canada during the remainder of the year.

Formation of the Corporation

One of the predecessors of the Corporation was Denison Energy Inc. ("Denison"), a corporation that was engaged in uranium mining, environmental services and oil and gas operations. On March 8, 2004, Denison transferred all of the assets and liabilities associated with its uranium mining, mining-related environmental services, and oil and gas exploration and development businesses to two new publicly traded companies. The Corporation was formed on March 24, 2004, as a result of Denison's acquisition of and amalgamation with CWSL on that day.

Recent Development

On February 7, 2005, the shares of the Corporation were divided on a two-for-one basis (the "Stock Split"). **To ensure consistent disclosure, information with respect to shares and share prices as at dates and for periods ended prior to February 7, 2005, has been adjusted to give effect to the Stock Split.**

BUSINESS OF THE CORPORATION

The Corporation provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

Fracturing Services

The principal focus of the Corporation's business is the provision of hydraulic fracturing services to exploration and production companies, which services accounted for 92% of the Corporation's revenue in 2004 and 93% of the Corporation's revenue in 2003. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone.

Conventional Hydraulic Fracturing

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals that are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, the fracturing process involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. The Corporation's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture; the Corporation has combined the blender, pumper, data van and iron truck into a unique fracturing unit designed for fracturing through coiled tubing and fracturing with foam operations;
- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; the Corporation often incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi-zone well involves numerous trips to the well location, with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing rigs for shallower wells, involves

accessing the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi-zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

Fracturing for Natural Gas Found in Coal

The Corporation has identified the market niche of supplying hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada as one in which it seeks to be the leading provider. NGC is often referred to as coalbed methane. In Canada, Alberta and British Columbia have vast coal resources, and the first commercial NGC production projects are located in the Horseshoe Canyon formation in south-central Alberta.

As a result of its extensive involvement in various pilot projects evaluating the viability of NGC production in western Canada, the Corporation, along with its customers, has developed an unconventional method of fracturing multi-zone NGC wells by pumping nitrogen gas through coiled tubing without the use of proppant, fluid or chemicals.

The Corporation has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. Approximately 1,500 NGC wells were drilled in western Canada in 2004. The Corporation completed fracturing treatments on approximately 40% of these wells. The Petroleum Services Association of Canada estimates that approximately 3,000 NGC wells will be drilled in 2005. The Corporation expects to increase its fracturing spreads specifically focused on NGC applications from two to four spreads by the spring of 2005 to meet the expected increase in demand.

Stimulation and Other Well Services

The Corporation provides stimulation and other well services to exploration and production companies in western Canada. Revenues from well stimulation services and cementing accounted for 8% of the Corporation's revenue in 2004 and 7% of the Corporation's revenue in 2003.

Coiled Tubing Services

The Corporation injects coiled tubing into wells to perform various well-servicing operations. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments, and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore.

Acidizing Services

Acidizing involves pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids.

Nitrogen Services

Nitrogen is added to acid blends to provide additional energy to assist in the clean out of unwanted materials and sediments in order to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations. Nitrogen services are used principally in applications supporting the Corporation's coiled tubing and fracturing services. Nitrogen is often pumped into the wellbore to improve the safe recovery of introduced or produced fluids, while reducing the potential for damaging the formation.

Cementing Services

Drilling for oil and gas involves penetrating numerous geological layers, many of which may be saturated with fresh or salt water, oil, gas, or combinations of all three. To accomplish segregation between layers after a hole is drilled, steel casing is run into the bottom of the well and cemented in place. Once the cement has hardened, all of the geological formations that have been penetrated are isolated from each other and the completion of the well can proceed.

Demand for Hydraulic Fracturing Services

The Corporation believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. The Corporation believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The Corporation believes that the number of natural gas wells completed each year is a good indicator of the potential level of fracturing activity. There has been a substantial increase in the number of natural gas wells completed during the last ten years, from approximately 3,600 in 1995 to approximately 16,500 in 2004, and in recent years the number of natural gas wells completed has become a larger proportion of the total number of wells completed each year in western Canada.

Although the Corporation provides fracturing services to all segments of the oil and gas industry, the Corporation has historically focused on the shallow natural gas well segment located in southern and eastern Alberta. For the past five years, the average depth of the wells completed in Canada has averaged less than 1,150 metres. Wells of this depth are generally classified as shallow and are located mainly in southern and eastern Alberta. This segment is, and the Corporation believes it will continue to be, an important and consistent source of revenue to the Corporation.

Business Objectives

The Corporation's primary ongoing business objective is to continue to be a leading provider of hydraulic fracturing, well stimulation and other oilfield services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States.

Fracturing services are generally provided to exploration and production companies through a competitive bid process for either individual wells or multi-well projects. Successful bids are the result of high customer satisfaction from past services and business relationships. The Corporation has developed extensive client contacts and built strong personal relationships with customers. Exploration and production companies also enter into agreements with service companies to provide fracturing services for multiple wells for periods of, generally, up to two years. However, these agreements seldom contain binding commitments for a minimum amount of fracturing work. Based on its expertise in providing hydraulic fracturing services and its strong business relations with two important customers, the Corporation has two multi-year agreements with these customers to provide fracturing services to them, with both of these agreements providing a minimum quantity of fracturing services to be provided by the Corporation during the terms thereof.

The Corporation believes that it provides superior service to customers through its experienced management and work force, unique chemical technology and modern and innovative equipment. Management has extensive experience and strong business relationships in the oilfield service industry in western Canada and, as a result of a flat management structure, is actively involved in the daily operations of the Corporation.

Intellectual Property

The Corporation's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and gas exploration and production companies when fracturing and stimulating wells. The Corporation's success in hydraulic fracturing has been facilitated by its ability to provide proprietary blends of chemicals that, together with its technical expertise and innovative equipment, result in customers' wells being more productive.

The Corporation conducts a significant amount of its research and development in conjunction with ChemErgy, a company in which the Corporation has a 30% ownership interest. ChemErgy is engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplies chemical products and provides quality control and logistical services for the products supplied. In accordance with an exclusive relationship agreement between the Corporation and ChemErgy, ChemErgy is required to supply products to and perform research and development for the Corporation on an exclusive basis and the Corporation is required to acquire all of the chemical products used in its business from ChemErgy. The exclusive relationship agreement with ChemErgy is to terminate on May 31, 2011, but will be automatically renewed for one-year renewal terms unless terminated with notice by either party. ChemErgy operates a fully equipped laboratory in Calgary staffed with chemical engineers, chemists and technicians who are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field.

Whenever possible, the Corporation and ChemErgy undertake to protect intellectual property that they develop through joint applications for patent protection. The Corporation and ChemErgy currently have two patents pending on chemical systems used to deliver fracturing services.

Facilities, Equipment and Personnel

The Corporation provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary and four field stations located in Medicine Hat, Red Deer and Grande Prairie, Alberta, and in Platteville, Colorado. The Corporation has opened a satellite field station near Strathmore, Alberta.

The Corporation owns a significant complement of fracturing equipment which, as at December 31, 2004, included 12 conventional fracturing spreads incorporating 29 fracturing pumpers and two combination blender/pumpers rated to a total of 68,000 horsepower, and two NGC fracturing spreads with eight high rate nitrogen pumpers. The Corporation's well stimulation equipment includes two low rate combination nitrogen pumpers, two acid pumpers, one fracturing through coil rig, two deep coiled tubing units and eight shallow coiled tubing units. The Corporation's total fleet of 167 large vehicles is comprised of 43 trucks with mounted equipment and 124 tractor/trailer units. The Corporation plans to increase its fleet of fracturing equipment from an aggregate 14 spreads of fracturing equipment by seven spreads in 2005. Two spreads designed for fracturing NGC will be added in the spring of 2005, and the Corporation intends to add five spreads designed for conventional fracturing in Canada during the remainder of the year. As at December 31, 2004, the Corporation had 481 employees in Canada and 55 employees in the United States. None of the employees are unionized.

Risk Factors

The financial condition and results of operations of the Corporation are subject to the following risk factors.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which the Corporation has no control, including the level of oil and gas prices, expectations about future oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the expected rates of declining current production, the discovery rates of new oil and gas reserves, available pipeline and other oil and gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and gas companies to raise equity capital or debt financing. Any prolonged substantial

reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for fracturing and well stimulating services.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of fracturing, stimulation and other well services. The duration of this period, commonly referred to as the "spring breakup", has a direct impact on the level of the Corporation's activities. The Corporation's operations may also be affected adversely by unseasonably warm or severely cold winter weather and by excessively rainy periods.

Dependence on Major Customers

The Corporation's customer base consists of more than 200 oil and gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding its broad customer base, a significant portion of the Corporation's sales revenue comes from fracturing services provided to two exploration and production companies. These two customers provided 45% of the Corporation's revenue for the year ended December 31, 2004, and 59% of the Corporation's revenue for the year ended December 31, 2003.

Sources, Pricing and Availability of Raw Materials and Component Parts

The Corporation's ability to provide services to its customers is dependent upon the availability at reasonable prices of raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, which the Corporation purchases from a variety of suppliers, most of whom are located in Canada or the United States.

Government Regulation

The Corporation's operations are subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, and the manufacture, management, transportation and disposal of certain materials used in the Corporation's operations. The Corporation believes that it is in compliance with such laws and regulations. The Corporation has invested financial and managerial resources to ensure such compliance and will continue to do so in the future. Although such expenditures historically have not been material to the Corporation, such laws or regulations are subject to change. Accordingly, it is impossible for the Corporation to predict the cost or impact of such laws and regulations on its future operations.

Tax Matters

The Corporation had estimated tax attributes of $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes arising from the reorganization of Denison. These amounts included non-capital losses of $69.0 million, of which $51.1 million was utilized in 2004. Of the remaining amount, $6.3 million is expected to expire on December 31, 2008, and $11.6 million is scheduled to expire on December 31, 2009. The Corporation expects to fully utilize all non-capital losses prior to their expiration dates. At December 31, 2004, the Corporation had tax attributes of approximately $279.6 million for federal income tax purposes and approximately $225.8 million for provincial income tax purposes. The income tax authorities have not yet audited any of these tax attributes.

Kyoto Protocol

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to predict the impact, if any, of the Kyoto Protocol on the Corporation.

Operating Risks and Insurance

The Corporation's operations are subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption, and damage to or destruction of property, equipment and the environment. These hazards could expose the Corporation to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The Corporation continuously monitors its activities for quality control and safety, and although the Corporation maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover the Corporation's liabilities and may not be available in the future at rates the Corporation considers reasonable and commercially justifiable.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. The Corporation cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

Liabilities from Prior Operations

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the business of Denison prior to its reorganization and subsequent acquisition of CWSL. See "Legal Proceedings" for a description of the legal proceedings against the Corporation in connection with the prior business of Denison.

On March 8, 2004, the Canadian petroleum and natural gas assets and the mining leases and mining environmental services related assets of Denison were transferred to two new corporations that provided indemnities to Denison for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by Denison. Despite these indemnities, it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that claims or losses may not be within the scope of either of the indemnities or may not be recoverable by the Corporation. Because of the nature of Denison's former operations (oil and gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

Key Personnel

The successful operation of the Corporation's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the ability of the Corporation to expand its services depends upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited.

Competition

Each of the markets in which the Corporation participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which the Corporation operates are product and service quality and availability, technical knowledge and experience, reputation for safety, and price. The Corporation competes with large national and multi-national companies that have greater financial and other resources than the Corporation. These companies offer a wide range of well stimulation services in all geographic regions in which the Corporation operates. In addition, the Corporation competes with several regional competitors. As a result of competition, the Corporation may be unable to continue to provide its present services or to acquire additional business opportunities.

Currency Exchange Rate Risk

The Corporation's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate, which fluctuates over time. Net income from the Corporation's United States operations is denominated in United States dollars, so that a decrease in the value of the Canadian dollar will increase the Canadian dollar amount of net income from U.S. operations. However, as a result of the relative size of the Corporation's United States operations, this amount will not be sufficient to offset the increase in expenditures.

Additional Financing

The Corporation's business plan is subject to the availability of additional financing for future costs of operations or expansion which may not be available, or may not be available on favourable terms. The Corporation's activities may also be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "CFW". The following table sets forth, after adjusting for the Stock Split, the monthly price ranges and volumes of trading of the common shares on the TSX during 2004 commencing March 29, 2004, the day the common shares first traded on the TSX.

Period	High $	Low $	Volume
March 29 - 31	11.75	10.50	697,480
April	12.50	11.25	3,048,020
May	13.48	11.63	1,075,580
June	15.25	12.15	1,217,100
July	15.15	14.17	612,220
August	16.25	14.14	1,065,980
September	17.51	15.33	2,552,060
October	17.63	16.08	561,020
November	21.50	16.50	1,815,600
December	24.75	19.24	1,504,000

DESCRIPTION OF COMMON SHARES

The holders of common shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares, and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

DIVIDENDS

Although the Corporation does not have a history of paying dividends on its common shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. Any decision to pay dividends will be made by the board of directors on the basis of the Corporation's earnings, financial requirements and other conditions existing at the time.

DIRECTORS AND OFFICERS

The following table sets forth information with respect to the directors and executive officers of the Corporation.

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Ronald P. Mathison (1) (2) Alberta, Canada	Chairman of the Board and a Director	March 8, 2004 (4)	President, Matco Investments Ltd. (a private investment company).
Douglas R. Ramsay Alberta, Canada	President and Chief Executive Officer and a Director	March 24, 2004	President and Chief Executive Officer of the Corporation. Prior to March 24, 2004, President and Chief Executive Officer of CWSL.
Gordon A. Dibb Alberta, Canada	Executive Vice President		Executive Vice President and, prior to December 14, 2004, Chief Financial Officer of the Corporation. Prior to March 24, 2004, Vice President and Chief Financial Officer of CWSL.
Robert S. Roberts Alberta, Canada	Senior Vice President and Chief Operating Officer		Senior Vice President and Chief Operating Officer of the Corporation. Prior to March 24, 2004, Vice President and Chief Operating Officer of CWSL.
Tom J. Medvedic Alberta, Canada	Vice President, Finance and Chief Financial Officer		Vice President, Finance and, since December 14, 2004, Chief Financial Officer of the Corporation. Prior to July 12, 2004, Treasurer of Ensign Resource Service Group Inc.
James S. Blair (1)(3) Alberta, Canada	Director	May 8, 2002 (4)	President and Chief Executive Officer, ExAlta Energy Inc. (an independent private oil and gas exploration and development company) since 2002. Prior thereto, Senior Vice President and Chief Operating Officer, Husky Energy Inc. (an integrated energy company).
Gregory S. Fletcher (1)(2) Alberta, Canada	Director	May 8, 2002 (4)	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert (3) Alberta, Canada	Director	March 8, 2004 (4)	Partner, Bennett Jones LLP (a law firm).
Paul F. Little (3) Ontario, Canada	Director	May 15, 1997 (4)	President, Westover Investments, Inc. (a private investment company).
R. Timothy Swinton (1)(2) Alberta, Canada	Director	March 24, 2004	President, Western Provinces Resources Ltd. (a private investment company) since 1997. Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001.

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee.
(4) Service prior to March 24, 2004, was as a director of Denison.
(5) Each director holds office until the close of the annual meeting to be held on May 12, 2005.

As at March 22, 2005, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over an aggregate 15,119,894 common shares, representing 41.8% of the 36,214,554 issued and outstanding common shares.

From 1986 to 2000, Mr. Little was a principal of Gornitzki, Thompson & Little, a Toronto-based merchant bank, and the President of GTL Securities Inc., a related securities dealer, which sourced or provided development capital for emerging companies. During that time, Mr. Little served as a director of two such companies, Lynx Golf, Inc., which filed a petition under Chapter 11 of the United States Bankruptcy Code in 1998, and International Hospitality Inc., which made a proposal under the *Bankruptcy and Insolvency Act* (Canada) in 1996.

LEGAL PROCEEDINGS

Various legal proceedings are pending against the Corporation in relation to Denison's prior operations. The Corporation considers all such pending proceedings, comprised primarily of labour and employment claims related to Denison's former oil and gas operations in Greece, as described below, to be routine litigation incidental to Denison's prior business. Of the legal proceedings described below, the Elliot Lake, OilHawk and mining claim matters are subject to the indemnities provided by Denison Mines Inc. and Denison Resources Inc. (now Forte Resources Inc.). See "Risk Factors - Liabilities from Prior Operations". The Corporation believes that the resolution of these proceedings will not, individually or in the aggregate, have a material effect on the business, financial condition, results of operations or cash flows of the Corporation. However, the Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets.

Greek Operations

In 1998, a consortium in which a Greek subsidiary of Denison participated terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of employees received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the decision of the Athens Court of First Instance. This group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 8, 2005.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the courts have determined that the termination of these employees was valid, but in some instances the courts have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds. A majority of these employees have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal with the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 8, 2005, hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

OilHawk

There is an ongoing claim before the Court of Queen's Bench of Alberta against a predecessor entity of Denison by OilHawk Resources Ltd. The claim is fully insured and being handled by the Corporation's insurer, and Forte Resources Inc., one of the transferees of Denison's assets, has provided an indemnity to the Corporation.

Elliot Lake

The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board regarding the current value that the City is required to use in determining the annual property taxes attributable to the tailings management areas at Denison's decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake and the classification of these tailings management areas. In November 2004, the Board determined that the mining sites

had been correctly assessed but that the tailings management areas should be reclassified. The additional property taxes resulting from the reclassification were estimated at $5,000 per annum. The City has filed an application for leave to appeal the decision with the Divisional Court. The dollar value of any additional taxes arising from this appeal, in the event the City were to be successful, cannot be determined but could be material. Denison Mines Inc., one of the transferees of Denison's assets, has provided an indemnity to the Corporation.

Mining Claim

The Corporation is named as a defendant in an action filed by the State of Maine regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill.

Furthermore, the Corporation has been advised that Noranda Inc., a co-defendant in the above mentioned case, is filing a counterclaim that names the Corporation as a defendant by counterclaim. Denison Mines Inc. has advised the Corporation in writing that it will indemnify it from any adverse consequences arising from this claim. Denison Mines Inc. has advised the Corporation that it has thoroughly examined this issue and believes it has no liability related to the costs of any clean up and has made no provision for any costs other than those incurred to date to investigate the matter. Further, the Corporation believes that, to the extent that there is liability and the Corporation incurs legal fees, Kerramerican Inc. and Black Hawk Mining Ltd. are liable pursuant to an indemnity agreement. Notwithstanding the Corporation's belief that it has no liability, future litigation of the matter cannot be ruled out, and as a result the Corporation cannot determine the outcome of this matter at this time.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation's common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities and securities authorized for issue under equity compensation plans, is contained in the Corporation's management information circular dated May 18, 2004. Additional financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2004.

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

CALFRAC WELL SERVICES LTD.

ANNUAL INFORMATION FORM

May 18, 2004

CALFRAC WELL SERVICES LTD.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS

Capitalized terms in this Annual Information Form have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta);

"**Amalgamation**" means the amalgamation of the Corporation with CWSL pursuant to section 184 of the ABCA;

"**Arrangement**" means the arrangement of the Corporation pursuant to section 182 of the OBCA;

"**Arrangement Agreement**" means the arrangement agreement among the Corporation, Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Denison Oil Corporation, Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer, as amended from time to time;

"**Calfrac Option**" means the Calfrac Option agreement among CWSL, Matco Investments (on behalf of itself and the other shareholders of CWSL) and the Corporation granting an irrevocable option to the Corporation to purchase all of the issued and outstanding shares of CWSL for an aggregate purchase price of approximately $227.5 million less the net debt of CWSL;

"**Calfrac USA**" means Calfrac Well Services Corp., a wholly owned subsidiary of the Corporation;

"**ChemErgy**" means ChemErgy Ltd.;

"**Common Shares**" means the common shares of the Corporation;

"**Continuance**" means the continuance of the Corporation as an Alberta corporation under section 188 of the ABCA;

"**Corporation**" means Denison Energy Inc. and, after completion of the acquisition by Denison Energy Inc. of CWSL and the subsequent Amalgamation on March 24, 2004, Calfrac Well Services Ltd.;

"**CWSL**" means Calfrac Well Services Ltd. as it existed from the date of its incorporation in March 1999 until the Amalgamation on March 24, 2004;

"**DJ Basin**" means the Denver-Julesburg Basin in Colorado;

"**Matco**" means Matco Capital Ltd., a corporation controlled by Matco Investments;

"**Matco Investments**" means Matco Investments Ltd., a private investment corporation;

"**NGC**" means natural gas from coal, also known as coalbed methane or "CBM";

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**Reorganization**" means the Arrangement, the Subscription, the Continuance, the acquisition of CWSL and certain related transactions, collectively;

"**Subscription**" means the subscription completed by the Corporation following the Arrangement pursuant to which the Corporation issued 727,073 Common Shares on March 8, 2004 to Matco and investors designated by Matco for aggregate gross proceeds of approximately $5.3 million;

"**Tax Act**" means the *Income Tax Act* (Canada); and

"**TSX**" means the Toronto Stock Exchange.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

Throughout this Annual Information Form, the "Corporation" means Denison Energy Inc. prior to March 24, 2004, and Calfrac Well Services Ltd. after completion of the acquisition by Denison Energy Inc. of CWSL and the subsequent Amalgamation on March 24, 2004, and "CWSL" means Calfrac Well Services Ltd. as it existed from the date of its incorporation in March 1999 until the Amalgamation on March 24, 2004.

Name and Incorporation

The Corporation is the continuing corporation formed by the Amalgamation of Denison Energy Inc. and its wholly owned subsidiary, CWSL, on March 24, 2004. In connection with the Amalgamation, the Corporation changed its name to "Calfrac Well Services Ltd." Immediately prior to the Amalgamation, on March 24, 2004, the Corporation acquired CWSL upon the exercise of the Calfrac Option.

The head office of the Corporation is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Intercorporate Relationships

The Corporation has one wholly owned subsidiary, Calfrac USA, incorporated in the state of Colorado, United States on May 24, 2001. Calfrac USA provides fracturing services to oil and gas customers in the Rocky Mountain area of the United States.

The Corporation also owns 30% of the issued and outstanding shares of ChemErgy, a company engaged in the research and development of new systems and chemicals in connection with oilfield services.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

History – Reorganization of the Corporation

In an effort to maximize shareholder value, the board of directors of the Corporation established a special committee of the board to review the long-term plans for the Corporation in January 2003. The Special Committee was comprised of three independent directors, being Gregory S. Fletcher (chair), James S. Blair and Paul F. Little. On February 25, 2003, the Corporation retained FirstEnergy Capital Corp. to provide financial advisory services to management and the Special Committee and to assist in reviewing restructuring alternatives for maximizing shareholder value. This restructuring process ultimately led to the Reorganization of the Corporation, which included the Arrangement, the Subscription, the Continuance and the acquisition of CWSL.

Upon completion of the Reorganization on March 24, 2004, the Corporation had transferred all of the assets and liabilities associated with its uranium mining, mining-related environmental services, and oil and gas exploration and development businesses to two new publicly traded companies, Denison Mines Inc. and Denison Oil Corporation (now Forte Resources Inc.), and acquired and amalgamated with CWSL to become a specialized oilfield well service provider.

Arrangement

Pursuant to the Arrangement completed on March 8, 2004, the Corporation was restructured into three publicly traded companies, being: (i) Denison Mines Inc., a uranium mining and mining–related environmental services company; (ii) Denison Oil Corporation, an oil and gas exploration and development company; and (iii) the Corporation. Pursuant to the Arrangement, the Corporation transferred all of the assets and liabilities associated with its mining and mining-related environmental services business to Denison Mines Inc., and the Corporation transferred all of the assets and liabilities associated with its Canadian oil and natural gas business to Denison Oil Corporation (now Forte Resources Inc.). Shares of each of Denison Mines Inc. and Forte Resources Inc. were

distributed to the Corporation's shareholders, and the Corporation's common shares were consolidated on a one-for-21 basis. As a result, for every common share of the Corporation held on March 8, 2004, the Corporation's shareholders were entitled to receive one common share of Denison Mines Inc., 1/5 of one common share of Forte Resources Inc., and 1/21 of one Common Share of the Corporation.

Immediately following completion of the Arrangement, the Corporation held no material assets, other than the Calfrac Option and certain income tax attributes, and retained certain claims and liabilities incurred prior to, or in connection with, the Arrangement. These claims and liabilities of the Corporation include expenses incurred by the Corporation in respect of the Reorganization, certain quantifiable liabilities (estimated at approximately $4.5 million) and certain retained legal proceedings.

Pursuant to the Calfrac Option, the shareholders of CWSL granted an irrevocable option to the Corporation to purchase all of the shares of CWSL for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of CWSL at December 30, 2003 of approximately $25.2 million, which was established at the date of the Calfrac Option, and (ii) the amount of any debt assumed by CWSL subsequent to December 30, 2003, representing aggregate indebtedness of approximately $83.6 million.

Subscription

Following implementation of the Arrangement, on March 8, 2004, Matco and investors designated by Matco acquired 727,073 Common Shares from treasury (representing 45% of the total number of issued and outstanding Common Shares after giving effect to the Subscription) at a subscription price of $7.35 per share for total proceeds to the Corporation of approximately $5.3 million.

Continuance

On March 10, 2004, the Corporation was continued as an Alberta corporation, whereby the Corporation ceased to be a corporation incorporated under and governed by the OBCA and became a corporation continued under and governed by the ABCA.

Acquisition of CWSL and Equity Financing

On March 23, 2004, CWSL exercised its option to purchase all of the shares of 1070479 Alberta Ltd. ("1070479"). At the time of purchase, the only asset in 1070479 was 4,289,844 shares of CWSL that 1070479 had purchased from a major customer of CWSL and its only liability was a promissory note to that customer in the amount of $58.4 million. Subsequently 1070479 was wound up into CWSL and the 4,289,844 above-mentioned shares were cancelled and the promissory note for $58.4 million assumed by CWSL was paid in full.

On March 23, 2004, the Corporation exercised the Calfrac Option and, in connection therewith, the Corporation acquired all the issued and outstanding shares of CWSL on March 24, 2004 for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by the Corporation issuing 7,427,039 Common Shares and making a cash payment of approximately $28.8 million to the shareholders of CWSL.

On March 23, 2004, the Corporation completed a public offering of 8,064,520 Common Shares at a price of $15.50 per share for aggregate proceeds of $125,000,060 and net proceeds of approximately $116.25 million. The net proceeds were used to finance the cash payment of approximately $28.8 million in respect of the Corporation's acquisition of all the issued and outstanding shares of CWSL, and to repay certain indebtedness of CWSL in the amount of approximately $58.4 million, and the balance of approximately $29.1 million was added to the Corporation's working capital to be used for general corporate purposes.

Immediately following completion of the acquisition by the Corporation of CWSL, the Corporation amalgamated with CWSL under the ABCA. In connection with the Amalgamation, the Corporation changed its name to "Calfrac Well Services Ltd."

Prior Business of the Corporation

Prior to completion of the Reorganization, the Corporation was a uranium mining, mining-related environmental services, and oil and gas exploration and development company. Upon completion of the Reorganization on March 24, 2004, the Corporation had transferred all of the assets and liabilities associated with its uranium mining, mining-related environmental services, and oil and gas exploration and development businesses to two new publicly traded companies, Denison Mines Inc. and Denison Oil Corporation (now Forte Resources Inc.), and acquired and amalgamated with CWSL to become a specialized oilfield well service provider.

The information contained in the Management Information Circular of the Corporation dated January 29, 2004 regarding the business of the Corporation prior to completion of the Arrangement, located at Exhibit "K" Information Concerning Denison Mines Inc. and Exhibit "M" Information Concerning Denison Oil Before the Forte Arrangement, is incorporated herein by reference and forms an integral part of this Annual Information Form.

History of CWSL

Prior to the acquisition of CWSL by the Corporation, CWSL was a private corporation founded in June 1999 by Ronald P. Mathison, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts. CWSL commenced operations in August 1999 from its field station in Medicine Hat, Alberta with a coiled tubing unit. On September 2, 1999, CWSL successfully completed its first hydraulic fracturing treatment.

In December 1999, CWSL acquired all of the issued and outstanding shares of Calfrac Limited, which company completed the acquisition of all of the issued and outstanding shares and warrants of DynaFrac Well Services Inc. ("DynaFrac") on December 22, 2000. DynaFrac subsequently distributed its assets and liabilities to Calfrac Limited and was dissolved on December 27, 2001. Calfrac Limited distributed all of its assets and liabilities to CWSL and was subsequently dissolved on December 28, 2001. CWSL acquired a two-pumper spread, a shallow coiled tubing unit, a high rate nitrogen pumper and four acid pumpers through its indirect acquisition of DynaFrac.

On November 10, 1999, 850288 Alberta Ltd., a wholly owned subsidiary of CWSL, acquired two deep and one shallow coiled tubing units, two combination nitrogen-acid pumpers and other support equipment from the Coiled Tubing Division of Serval Corporation. On January 1, 2000, 850288 Alberta Ltd. and CWSL were amalgamated.

CWSL's second and third spreads of fracturing equipment became operational in December 1999. At this time, CWSL acquired a small facility in Red Deer, which became functional as a field facility in January 2000.

In February 2000, CWSL acquired 851350 Alberta Ltd. in exchange for the issuance of 2,125,000 shares of CWSL. 851350 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by CWSL. In order to provide the fracturing services required under this contract, CWSL constructed a new spread of fracturing equipment specifically designed to stimulate the customer's shallow natural gas wells, which equipment constituted CWSL's fourth spread of fracturing equipment.

During the last half of 2000, CWSL added another fleet of fracturing equipment to constitute its fifth spread of fracturing equipment. In October 2000, CWSL leased premises in Grande Prairie to establish a field station to facilitate the expansion of operations into northern Alberta and British Columbia.

During the summer of 2001, CWSL commissioned its sixth spread of fracturing equipment. At this time, CWSL also constructed and commenced operations with two additional coiled tubing units designed for shallow well operations but with more powerful compressors than its then existing equipment.

In April 2001, CWSL acquired 851355 Alberta Ltd. in exchange for the issuance of 2,390,625 shares of CWSL. 851355 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by CWSL. In order to satisfy its obligations under this contract, CWSL constructed its seventh spread of fracturing equipment.

In February 2002, CWSL expanded its operations into the United States by leasing a field office in Platteville, Colorado. Although CWSL provided fracturing services to oil and gas exploration and production companies in Montana in late 2001, the establishment of operations at Platteville, Colorado was CWSL's first significant presence

in the United States. At this time, CWSL negotiated a one-year fracturing agreement with a major oil and gas exploration and production company, which agreement provided for a three-year right of first refusal for the majority of fracturing work of the customer in the Rocky Mountain area of the United States. During 2002, CWSL provided fracturing services to customers located in Colorado, New Mexico and Wyoming. In 2003, most of CWSL's U.S. operations were conducted in the DJ Basin and North Piceance Basin of Colorado.

In November 2002, CWSL completed the construction of a new field facility on land owned by CWSL in Red Deer, Alberta. In late 2002 and early 2003, CWSL completed construction of two additional fracturing spreads, its eighth and ninth spreads of fracturing equipment, and its first spread of equipment specifically designed to fracture NGC.

CWSL completed construction of a coiled tubing rig designed specifically to perform fracturing through coiled tubing in early 2003. In addition, due to the increasing requirement to use coiled tubing rigs in conventional and NGC fracture jobs, CWSL signed a three year contract in February 2004 with a major supplier of coiled tubing rig services in Alberta. The Corporation has a right of first refusal on six out of seven coiled tubing rigs used for fracturing operated by this supplier in 2004 and thereafter for all seven coiled tubing rigs. The Corporation has the option to renew the contract for an additional year on each anniversary of the contract date commencing in February 2006.

In April 2003, CWSL negotiated a two year fracturing contract with a major explorer and developer of NGC with a term that commenced on June 1, 2003 and will expire at the earlier of May 31, 2005 or on the date that the Corporation has fractured 300 wells for the customer. In order to satisfy its obligations under this contract, CWSL has developed and commissioned unique fracturing equipment specifically designed to fracture NGC wells, including the first quint nitrogen pumpers that have been built for use in the fracturing of NGC by any fracturing company. This equipment is expected to be operational in early 2004.

In May 2003, CWSL signed a fracturing agreement with its most significant customer in the Rocky Mountain region in the United States. This agreement will expire upon the earlier of December 31, 2004 or the completion of 500 fracturing jobs for the customer.

CWSL also purchased four shallow coiled tubing units from private companies in 2003. These acquisitions increased CWSL's equipment fleet of shallow coiled tubing units to eight units. Three additional fracture pumpers were also added to CWSL's equipment in 2003.

The Corporation plans to increase its fleet of fracturing equipment from an aggregate ten spreads of fracturing equipment by four spreads in 2004. One spread designed for fracturing NGC was added in the first quarter of 2004 and the Corporation intends to add three spreads designed for conventional fracturing during the remainder of the year. It is anticipated that one conventional spread will be used in the Rocky Mountain area of the United States during the second quarter of 2004 and that the other two conventional spreads will be added to Canadian operations during the third quarter of 2004.

BUSINESS OF THE CORPORATION

The Corporation provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

Fracturing Services

The principal focus of the Corporation's business is the provision of hydraulic fracturing services to exploration and production companies, which services accounted for approximately 93% of CWSL's revenue in 2003 and 91% of CWSL's revenue in 2002. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone.

Conventional Hydraulic Fracturing

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals which are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, the fracturing process involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. The Corporation's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture;
- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; the Corporation often incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi-zone well involves numerous trips to the well location with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing rigs for shallower wells, involves moving the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi-zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

Fracturing for Natural Gas Found in Coal

The Corporation has identified the market niche of supplying hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada as one in which it seeks to be the leading provider.

NGC is often referred to as coalbed methane. In the United States, NGC production has increased from 0.2 billion cubic feet per day prior to 1990 to 4.4 billion cubic feet per day in 2002, representing approximately 8% of the total natural gas production in the United States.

Alberta and British Columbia have vast coal resources that may be a potential source of significant commercial quantities of NGC and this natural gas source has the potential to make a significant contribution to western

Canada's future energy supply. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

NGC is referred to as an "unconventional" form of natural gas. NGC is produced by reducing the pressure in a coal seam to enable the methane gas to flow through fractures, or cleats, in the coal into the wellbore. The natural gas then flows up to the surface. When few natural fractures exist, producers may use hydraulic fracturing to create channels in the coal.

Natural gas found in coal is generally "sweet" not "sour" gas, as it does not contain hydrogen sulphide. NGC is generally 85% to 95% pure methane, with small amounts of carbon dioxide and nitrogen. NGC is generally produced at lower pressures than conventional natural gas and is generally of a nature that is near-pipeline quality when produced, requiring minimal processing.

A key challenge to NGC production in Alberta is the generally low permeability of coals with the highest natural gas concentrations (e.g., coal located in the Mannville formations) and the moderate to low natural gas concentrations of higher permeability coals (e.g., coal located in the Horseshoe Canyon and Ardley formations). Coal located in the Horseshoe Canyon formations is relatively shallow and may contain approximately 20 individual thin coal seams with interbedded shale and sandstone zones, which often contain natural gas. These zones are attractive multi-zone completion targets for producers of natural gas. Most importantly, these coal seams are dry and therefore produce no water. These coal seams are also found in areas where existing well, natural gas plant and pipeline infrastructure currently exists, which reduces production costs. Alberta's first commercial NGC production projects are located in the Horseshoe Canyon formation in south-central Alberta.

As a result of its extensive involvement in various pilot projects evaluating the viability of NGC production in western Canada, the Corporation, along with its customers, has developed an unconventional method of fracturing NGC wells performing multi-zone fractures through coiled tubing by pumping nitrogen gas, without the use of proppant, fluid or chemicals.

The Corporation has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. Reliable information on the number of NGC wells drilled in Alberta in 2003 is not readily available. However, the Corporation has received information from the National Energy Board and the Alberta Energy and Utilities Board that approximately 300 to 500 NGC wells were drilled in Alberta in 2003, representing 2.7% to 4.5% of the 11,067 natural gas wells drilled in Alberta in 2003. CWSL hydraulically fractured 224 of these wells, representing approximately 8% of CWSL's aggregate fracturing revenue in 2003 compared to approximately 2% in 2002. The National Energy Board has predicted that the pace of NGC extraction will increase steadily to 1,200 wells being drilled in 2005.

Stimulation and Other Well Services

The Corporation provides stimulation and other well services to exploration and production companies in western Canada. Revenues from well stimulation services accounted for 7% of CWSL's revenue in 2003 and 9% of CWSL's revenue in 2002.

Coiled Tubing Services

The Corporation injects coiled tubing into wells to perform various well-servicing operations. Coiled tubing consists of continuous, high pressure, flexible, small diameter steel pipe in various lengths up to several thousand meters mounted on a reel on a truck or trailer. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore.

Acidizing Services

Acidizing involves pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids.

Nitrogen Services

Nitrogen is added to acid blends to provide additional energy to assist in the clean out of unwanted materials and sediments in order to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations. Nitrogen services are used principally in applications supporting the Corporaiton's coiled tubing and fracturing services. Nitrogen is often pumped into the wellbore to improve safely the recovery of introduced or produced fluids, while reducing the potential for damaging the formation.

Customer Base

The Corporation's customer base consists of in excess of 150 oil and gas exploration and production companies, ranging from large multinational companies to small private companies. The Corporation has established and maintains a number of key relationships with active customers.

Notwithstanding the Corporation's significant customer base, the majority of the Corporation's revenue comes from two large customers. These two customers provided 59% of CWSL's revenue in 2003. The largest of these customers provided 52% of CWSL's revenue in 2003 and 57% of CWSL's revenue in 2002.

This customer was also an equity shareholder of CWSL during these time periods, but disposed of its equity interest prior to the acquisition of CWSL by the Corporation. CWSL has historically maintained an excellent relationship with this customer and the Corporation has no reason to believe that there will be any change to this relationship in the future. The Corporation has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005, two of which include minimum work commitments by the customer. In addition, two additional one-year agreements were entered into with this customer in late 2003, after negotiations had begun for the customer to dispose of its equity interest in CWSL. Notwithstanding the foregoing, there can be no assurance that the Corporation's relationship with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows. No other customer provided in excess of 5% CWSL's of revenue in either of these periods.

Demand for Hydraulic Fracturing Services

The Corporation believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The number of natural gas wells completed each year is believed by management to be a good indicator of the potential level of fracturing activity. The chart below illustrates the substantial increase in the number of natural gas wells completed each year since 1995, from 3,614 in 1995 to 13,944 wells in 2003, as the number of natural gas wells completed has become a larger proportion of the total number of wells completed each year in western Canada.

Wells Completed In Western Canada[1]


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
Gas Wells
Oil Wells

Note:

(1) Source: Nickle's Daily Oil Bulletin

Although the Corporation provides fracturing services to all segments of the oil and gas industry, CWSL has historically focused on the shallow natural gas well segment located in southern and eastern Alberta. For the past five years, the average depth of the wells completed in Canada has averaged less than 1,100 metres (Nickle's Daily Oil Bulletin). Wells of this depth are generally classified as shallow and are located mainly in southern and eastern Alberta. This segment is, and management believes will continue to be, an important and consistent source of revenue to the Corporation. For this reason, CWSL first commenced operations from a base in Medicine Hat.

Competition and Marketing Strategy

The Corporation's primary ongoing business objective is to be a leading provider of oilfield services. The Corporation is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. The Corporation intends to maintain its position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the DJ Basin.

Each of the markets in which the Corporation participates is highly competitive. The Corporation competes with large national and multi-national companies that have greater financial and other resources than the Corporation. These companies offer a wide range of well stimulation services in all geographic regions in which the Corporation operates. In addition, the Corporation competes with several smaller regional competitors. Fracturing services are generally provided to exploration and production companies through a competitive bid process for either individual wells or multi-well projects. Successful bids are the result of high customer satisfaction from past services provided and business relationships. The Corporation has developed extensive client contacts and built strong personal relationships with customers. Exploration and production companies also enter into agreements with service companies to provide fracturing services for multiple wells for periods of, generally, up to two years. However, these agreements seldom contain binding commitments for a minimum amount of fracturing work. Based on its expertise in providing hydraulic fracturing services and its strong business relations with its two most important customers, the Corporation has four multi-year agreements with these customers to provide fracturing services to them, with three of these agreements providing a minimum quantity of fracturing services to be provided by the Corporation during the terms thereof.

The Corporation believes that it provides superior service to customers through its experienced management and work force, unique chemical technology and modern and innovative equipment. Management has extensive experience and strong business relationships in the oilfield service industry in western Canada and, as a result of a flat management structure, is actively involved in the daily operations of the Corporation.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which the Corporation has no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, when the frost leaves the ground in the spring, many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of fracturing, stimulation and other well services. The duration of this period, commonly referred to as the "spring breakup", has a direct impact on the level of the Corporation's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, The Corporation may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues.

Intellectual Property

The Corporation's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and gas exploration and production companies when fracturing and stimulating wells. The Corporation's success in hydraulic fracturing has been facilitated by its ability to provide proprietary blends of chemicals that, together with its technical expertise and innovative equipment, result in customers' wells being more productive.

The Corporation conducts a significant amount of its research and development in conjunction with ChemErgy, a company in which the Corporation has a 30% ownership interest. ChemErgy is engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplies chemical products and provides quality control and logistical services for the products supplied. In accordance with an exclusive relationship agreement between the Corporation and ChemErgy, ChemErgy is required to supply products to and perform research and development for the Corporation on an exclusive basis and the Corporation is required to acquire all of the chemical products used in its business from ChemErgy. The exclusive relationship agreement with ChemErgy will terminate on May 31, 2011 and will be automatically renewed for one year renewal terms unless terminated with notice by either party. ChemErgy operates a fully-equipped laboratory in Calgary staffed with chemical engineers, chemists and technicians who are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field.

Where possible, the Corporation and ChemErgy undertake to protect intellectual property which they develop through joint applications for patent protection. The Corporation and ChemErgy currently have two patents pending on chemical systems used to deliver fracturing services.

Sources, Pricing and Availability of Raw Materials and Component Parts

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers, most of whom are located in Canada and the United States. Should the Corporation's

current suppliers be unable to provide the necessary raw materials or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

Facilities, Equipment and Personnel

The Corporation provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary and four field stations located in Medicine Hat, Red Deer and Grande Prairie, Alberta, and in Platteville, Colorado.

The Corporation owns a significant complement of fracturing equipment which, as at December 31, 2003, included nine conventional fracturing spreads, incorporating 20 fracturing pumpers rated to a total of 45,000 horsepower, and one NGC fracturing spread with eight high rate nitrogen pumpers. The Corporation's well stimulation equipment includes two combination nitrogen-acid pumpers, two acid pumpers, two deep coiled tubing units and eight shallow coiled tubing units. The Corporation's total fleet of 132 large vehicles is comprised of 37 trucks with mounted equipment and 95 tractor/trailer units. The Corporation plans to increase its fleet of fracturing equipment from an aggregate ten spreads of fracturing equipment by four spreads in 2004. One spread designed for fracturing NGC was added in the first quarter of 2004 and the Corporation intends to add three spreads designed for conventional fracturing during the remainder of the year. It is anticipated that one conventional spread will be used in the Rocky Mountain area of the United States during the second quarter of 2004 and that the other two conventional spreads will be added to Canadian operations during the third quarter of 2004.

As at December 31, 2003, CWSL employed 342 people in Canada and Calfrac USA employed 40 people. None of the employees of the Corporation or Calfrac USA are unionized.

SELECTED FINANCIAL INFORMATION

The following is a summary of selected consolidated financial information for the periods indicated. The financial information for CWSL reflects the operations of Calfrac Well Services Ltd. prior to its acquisition by the Corporation and the Amalgamation. The financial information for Denison Energy Inc. reflects the Corporation's operations as a company engaged in mining, mining-related environmental services, and oil and natural gas exploration and production, prior to its change of business into an oilfield well services company through the acquisition of and amalgamation with CWSL.

Financial Results of CWSL

	Year ending December 31, 2003	Year ending December 31, 2002	Year ending December 31, 2001
		($000s except per share amounts)	
Total Revenue	156,558	96,066	67,509
Net Income (Loss)	19,649	10,024	7,765
per share - basic	1.42	0.75	0.61
per share - fully diluted	1.42	0.75	0.61
Total Assets	130,319	97,666	64,816
Long-Term Debt	23,781	1,706	2,250
Cash Dividends per share	-	-	-

Financial Results of Denison Energy Inc.

	Year ending December 31, 2003	Year ending December 31, 2002	Year ending December 31, 2001
		($000s except per share amounts)	
Total Revenue	35,658	37,966	32,064
Net Income (Loss)	(15,956)	3,068	4,718
per share - basic	(0.90)	0.18	0.30
per share - fully diluted	(0.86)	0.18	0.29
Total Assets	148,121	170,400	173,433
Long-Term Debt	40,490	43,558	51,700
Cash Dividends per share	-	-	-

DIVIDENDS

Although the Corporation does not have a history of paying dividends on its common shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. Any decision to pay dividends will be made by the board of directors of the Corporation on the basis of the Corporation's earnings, financial requirements and other conditions existing at the time.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The information contained in the Corporation's management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 is incorporated herein by reference and forms an integral part of this Annual Information Form.

MARKET FOR SECURITIES

The outstanding Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol "CFW".

DIRECTORS AND EXECUTIVE OFFICERS

The name, municipality of residence, position with the Corporation and principal occupation of each of the directors and executive officers of the Corporation are as follows:

Name and Municipality of Residence	Position with the Corporation	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
Ronald P. Mathison[(1)(3)] *Calgary, Alberta*	Chairman of the Board and a Director	March 8, 2004	President of Matco Investments Ltd. (a private investment company); prior to 1999, Principal, Peters & Co. Limited.
Douglas R. Ramsay *Calgary, Alberta*	President, Chief Executive Officer and a Director	March 10, 2004	President and Chief Executive Officer of the Corporation.
Gordon A. Dibb *Calgary, Alberta*	Executive Vice President and Chief Financial Officer	March 10, 2004	Executive Vice President and Chief Financial Officer of the Corporation.

Name and Municipality of Residence	Position with the Corporation	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
Robert S. Roberts *Calgary, Alberta*	Senior Vice President, Chief Operating Officer	March 10, 2004	Senior Vice President and Chief Operating Officer of the Corporation.
James S. Blair(1)(2) *Calgary, Alberta*	Director	May 8, 2002	President and Chief Executive Officer, ExAlta Energy Inc. (an independent private oil and gas exploration and development company) since 2002. Prior thereto, Senior Vice President and Chief Operating Officer, Husky Energy Inc. (an integrated energy company).
Gregory S. Fletcher(1)(3) *Calgary, Alberta*	Director	May 8, 2002	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert(2) *Calgary, Alberta*	Director	March 8, 2004	Partner, Bennett Jones LLP (a law firm). Prior to May 2000, Chief Executive Officer and a partner, Bennett Jones LLP.
Paul F. Little(2) *King City, Ontario*	Director	May 15, 1997	President, Westover Investments, Inc. (a private investment company). Prior to 2000, principal, Gornitzki, Thompson & Little (merchant bank) from 1986 to 1999.
R. Timothy Swinton(1)(3) *Calgary, Alberta*	Director	March 10, 2004	President of Western Provinces Resources Ltd. (a private investment company) since 1997; Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto Chairman and Chief Executive Officer of Kenting Energy Services Inc. (a public oilfield services company) in 1997.

Notes:

(1) Member of Audit Committee.
(2) Member of Corporate Governance Committee.
(3) Member of Compensation Committee.
(4) Each director holds office until the close of the next annual meeting of shareholders of the Corporation.

As at May 18, 2004, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over an aggregate 7,552,909 Common Shares, representing 44.2% of the 17,107,277 issued and outstanding Common Shares (on both a basic and fully diluted basis). No directors or executive officers hold any options to acquire any additional Common Shares.

ADDITIONAL INFORMATION

Additional information, including remuneration of directors and officers of the Corporation and principal holders of the Common Shares is contained in the Corporation's information circular dated March 13, 2003, Additional financial information is provided in the Corporation's comparative financial statements for the year ended December 31, 2003.

The Corporation will provide to any person, upon request to the Corporate Secretary of the Corporation at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3:

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii) one copy of the comparative financial statements of the Corporation for the year ended December 31, 2003, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its financial year ended December 31, 2003;

(iii) one copy of the Corporation's management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any documents referred to in (i) to (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Corporation.

Each of the documents referred to in (i) to (iv) above and additional information regarding the Corporation may be found on SEDAR at www.sedar.com.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Douglas Ramsay, the President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

(signed) "Douglas Ramsay"
Douglas Ramsay
President and Chief Executive
Officer

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Tom Medvedic, the Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 28, 2005

(signed) " Tom Medvedic"
Tom Medvedic
Vice President, Finance and Chief
Financial Officer

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: CALFRAC WELL SERVICES LTD.

Financial Year Ending, used in calculating the participation fee: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		18,107,277	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	27.84	
Market value of class or series	=	$504,106,591.68	$504,106,591.68(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			--- (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			--- (B)
(Repeat for each class or series of corporate debt or preferred shares)			--- (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$504,106,591.68
Total fee payable in accordance with Appendix A of the Rule			$35,000.00
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			______
Total Fee Payable x (Number of entire months remaining in the issuer's financial year / 12)			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			______

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by all reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

CALFRAC WELL SERVICES LTD.

2004 Third Quarter Report

For the Three and Nine Months ended September 30, 2004

- *Innovation*
- *Enthusiasm*
- *Dependability*
- *Integrity*

Technologies that work in the field.

Highlights

Calfrac delivered significant financial and operational gains during both the three and nine-month periods ending September 30, 2004.

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2004	2003	Change	**2004**	2003	Change
(000s, except per share data)	$	$	%	$	$	%
Revenue	**60,538**	47,514	27	**158,902**	108,494	46
Gross margin	**20,732**	17,534	18	**49,437**	36,059	37
Net income	**11,771**	7,525	56	**22,496**	12,313	83
Per share - basic & diluted (1)	**0.67**	0.77	(13)	**1.50**	1.26	19
EBITDA (2)	**15,299**	14,524	5	**36,076**	27,442	31
Cash flow from operations (3)	**14,880**	9,756	53	**30,790**	19,780	56
Working capital	**36,427**	3,706	883	**36,427**	3,706	883
Weighted average common shares outstanding - basic & diluted (1)	**17,444,234**	9,733,503	79	**14,986,755**	9,733,503	54
	#	#	%	#	#	%
Operating fracturing spreads as at September 30						
Conventional fracturing	**11**	9	22	**11**	9	22
Coalbed methane	**2**	1	100	**2**	1	100
Total fracturing spreads	**13**	10	30	**13**	10	30

1. In accordance with Canadian GAAP. The number of common shares outstanding on both a basic and diluted basis as at the date of this report is unchanged from the number of shares outstanding as at September 30, 2004, as disclosed in note 7 to the consolidated financial statements.

2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

3. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital". Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Management's Discussion and Analysis

Additional information relating to the Company, including its annual information form, is available through SEDAR at www.sedar.com.

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Calfrac for the three and nine months ended September 30, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital". Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Consolidated revenue for the three months ended September 30, 2004 rose 27% to $60.5 million compared to $47.5 million the previous year. This increase was the result of improved activity levels and a larger fleet of equipment operating in both Canada and the United States. Calfrac recorded net income of $11.8 million ($0.67 per share) for the third quarter of 2004, an increase of 56% over the $7.5 million ($0.77 per share) recorded in 2003, while cash flow from operations grew 53% to $14.9 million ($0.85 per share) from $9.8 million ($1.00 per share) a year ago.

Strong activity levels in the Canadian market contributed to a 46% year-over-year increase in nine-month consolidated revenue to $158.9 million from $108.5 million recorded in 2003. Net income for the first nine months of 2004 increased 83% to $22.5 million ($1.50 per share) from $12.3 million ($1.26 per share) the previous year and cash flow from operations totaled $30.8 million ($2.05 per share), a 56% increase from the $19.8 million ($2.03 per share) recorded for 2003.

RESULTS OF OPERATIONS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004 AND 2003 ›

Revenue

Third quarter revenue from Canadian operations increased 24% to $53.6 million versus $43.2 million a year ago. Activity in July and August was weak due to inclement weather experienced throughout most of Western Canada resulting in a significant reduction in the number of wells completed during the period compared to 2003. September, however, brought dryer conditions and consequently a record month of activity and strong momentum heading into the fourth quarter. Revenue for the three-month period was positively impacted by the introduction of an additional fracturing spread that was placed in service in September, thereby bringing the total number of fracturing spreads at quarter-end to 11. During the third quarter of 2004, Calfrac completed 1,521 Canadian fracturing jobs for an average revenue of $32,482 per job compared to 1,498 jobs for $26,400 per job the prior year and 1,151 jobs for $28,725 per job recorded in the second quarter of 2004. A 5% price book increase for the Company's service offerings that became effective July 1, 2004 partially attributed to the quarter-over-quarter improvement. As well, a greater percentage of the work completed in the period resided in the Red Deer and Grande Prairie regions of Alberta, which tend to be of greater depth and therefore higher per job revenues. Other revenue totaled $4.2 million versus $3.6 million in 2003. This 17% increase was a result of higher activity levels and a full quarter's revenue contribution from Ram Cementers Inc. ("Ram"), which was acquired in the second quarter of 2004.

Canadian revenue for the first nine months of 2004 increased 42% to $138.7 million versus $97.9 million a year ago primarily as a result of higher activity levels, particularly in the first quarter, as well as a larger fleet of equipment in 2004 compared to 2003. During this period, the Company completed 4,052 Canadian fracturing jobs for an average revenue of $31,289 per job compared to 3,344 jobs for an average revenue of $26,616 per job in 2003. Other revenue totaled $11.9 million versus $8.5 million recorded during the nine-month period ended September 30, 2003.

In the United States, third quarter revenue increased 57% to $6.9 million from $4.4 million recorded in 2003 and was 32% higher than the $5.2 million generated during the second quarter of 2004. Strong activity levels and further expansion of the Company's customer base in the U.S. Rocky Mountain region are anticipated to continue for the remainder of the year.

Revenue from U.S. operations for the nine-month period ended September 30, 2004 totaled $20.2 million versus $11.0 million a year ago. The 84% increase was primarily as a result of stronger activity levels experienced during the first and third quarters of 2004 and the addition of a second conventional fracturing spread to the Company's U.S. fleet in May 2004.

Fracturing revenue from both Canadian and United States operations totaled $56.3 million for the 2004 three-month period representing 93% of consolidated revenue compared to $43.9 million or 92% recorded a year ago.

Gross Margin

In the third quarter of 2004, consolidated gross margins increased 18% to $20.7 million from $17.5 million recorded in 2003 due to increases in Canadian revenue and job counts. As a percentage of revenue, consolidated gross margins declined to 34% during the 2004 three-month period versus 37% a year ago primarily as a result of a decrease in Canadian activity levels early in the quarter due to inclement weather. Margins in the third quarter of 2004 were also negatively influenced by weak U.S. activity levels for the month of July. Additional expenses were also incurred in Canada that were associated with the deployment of additional fracturing spreads in September and October 2004.

For the first nine months of 2004, consolidated gross margins improved 37% to $49.4 million compared to $36.1 million recorded in 2003. As a percentage of revenue, consolidated gross margins for the period declined to 31% from 33% in 2003 due to a year-over-year drop in U.S. gross margins. In addition, revenue from U.S. operations, which generated lower gross margins, comprised 13% of consolidated revenue compared to 10% for the first nine months of 2003.

Selling, General and Administrative Expenses ("SG&A")

As a percentage of revenue, SG&A increased to 9% in the third quarter of 2004 from 7% in the comparable 2003 period. The year-over-year increase was due to higher provisions for performance bonuses payable to employees as well as higher SG&A required to support the growth of the Company. Calfrac also recorded a stock-based compensation expense of $154,000 in the quarter related to the grant of stock options. For the 2004 and 2003 nine-month periods, SG&A as a percentage of revenue remained constant at 8%.

Interest, Depreciation and Other Expenses

For the nine months ended September 30, 2004, interest expenses declined 64% primarily as a result of debt repayments made at the end of March 2004 that totaled $22.8 million. Depreciation expenses rose during the three-month period due to the increase in operating equipment. It is anticipated that these expenses will continue to climb throughout the remainder of the year as additional equipment is placed in service. Other expenses arise from fluctuations in Canadian and U.S. exchange rates.

Income Tax

As a result of the amalgamation with Denison Energy Inc. completed on March 24, 2004, Calfrac was able to significantly reduce its current income tax with respect to Canadian operations and anticipates similar reductions will be recorded over the next several years. Consequently, the current tax provision for the third quarter of 2004 of $0.5 million related primarily to the profitability of Ram and the Company's United States operations. Future income tax expense for the third quarter of 2004 was a drawdown of $0.2 million, which consisted of certain expenses that are non-deductible in the current period.

QUARTERLY FINANCIAL INFORMATION ›

Three Months Ended	Dec.31, 2002	Mar.31, 2003	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30 20004	**Sep.30, 2004**
(000s, except per share data)	$	$	$	$	$	$	$	$
Revenue	29,939	38,266	22,714	47,514	48,065	57,298	41,066	**60,538**
Net income	3,214	4,848	(60)	7,525	7,336	9,068	1,657	**11,771**
Per share								
basic & diluted	0.19	0.28	(0.00)	0.44	0.43	0.53	0.10	**0.67**

Note: Historical earnings per share have been calculated on the 17,107,277 shares outstanding as at March 24, 2004. This is not in accordance with Canadian GAAP as comparative per share information based on Canadian GAAP would not provide a meaningful comparison due to the changes in Calfrac's issued shares since it became a public issuer in March 2004.

DISCUSSION OF FINANCIAL CONDITION AS AT SEPTEMBER 30, 2004 ›

Liquidity and Capital Resources

As at September 30, 2004, the Company had positive working capital of $36.4 million, which was in excess of the long-term portion of debt that totaled $4.1 million, and as a result, had no net debt.

During the third quarter, the Company entered into a bought deal financing with a syndicate of underwriters to sell 1,000,000 common shares in the capital of the Company at a price of $28.40 per common share for net proceeds of $26,912,000. The proceeds of the financing will be used to fund the Company's capital expenditures and other general corporate purposes.

Capital expenditures approved by the Company's Board of Directors for 2004 total $51.0 million, of which $36.5 million has been recorded in the financial statements for the period ended September 30, 2004. As part of this capital program, the Company recently introduced two additional fracturing spreads to its Canadian operations: one spread is based out of Medicine Hat and the second out of Grande Prairie. As at the date of this report, Calfrac has a total of 14 fracturing spreads. The Company is currently constructing three

additional fracturing spreads, two of which are specifically designed to complete high rate nitrogen fractures on natural gas from coal (NGC) wells in Canada. As reported previously, the first NGC spread is expected to be brought into service late in the fourth quarter of 2004 and the second spread is anticipated to be operational in the first quarter of 2005. The third spread will be a conventional fracturing spread to be deployed in either Canada or the United States during the first quarter of 2005, depending on market conditions. Delivery of these additional spreads is scheduled to be completed within both time and budget parameters.

In early October 2004, Calfrac began to receive shipments of nitrogen from a facility located in Strathmore, Alberta. These shipments are based on a multi-year contract signed earlier in the year that will guarantee Calfrac the right to all of the product produced at this facility. As supply of these products is expected to be limited for the foreseeable future, this contract is a critical component to ensure Calfrac has the ability to deliver on its commitments to its customer base.

With its recent equity issue, available credit facilities and expected cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the foreseeable future.

ACQUISITION OF CALFRAC SHARES, SHARE CANCELLATION, BUSINESS COMBINATION AND EQUITY FINANCING ›

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("DEI") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by DEI issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, DEI completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash component of DEI's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the transaction between DEI and Calfrac, DEI amalgamated with Calfrac and the successor company changed its name to "Calfrac Well Services Ltd." The combination of DEI and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac operations.

Following these transactions, the Company's primary business is the provision of fracturing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

TAX ATTRIBUTES ›

As reflected in note 5 to the consolidated financial statements, the Company has estimated tax pools of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts include non-capital losses of approximately $69.0 million, of which $18.8 million is scheduled to expire on December 31, 2004. Of the remaining amount, $38.6 million is scheduled to expire on December 31, 2008 and $11.6 million is scheduled to expire on December 31, 2009. The Company expects to fully utilize all tax pools prior to the expiration dates.

STOCK OPTION PLAN ›

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The objective of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, an initial grant of 388,100 stock options at $31.45 per option was made to existing employees during the third quarter of 2004. Based on this grant price and current assumptions, the fair value of each option, as per the Black-Scholes pricing model, is approximately $8.65 per option. A stock-based compensation expense of $154,000 was booked in the quarter related to the grant of these options. As disclosed in the Company's second quarter report, the Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result and subsequent to quarter-end, the Company granted, in aggregate, 30,000 deferred stock units to the Company's six outside directors. In addition, the Company's three most senior officers were not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was also provided subsequent to quarter-end. The amount of the grant to be earned by senior officers will be linked to the 2004 corporate performance. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. The Company will be required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation, valuation of stock option benefits, and except as noted below, have not changed from those disclosed in the Company's interim report for the three months ended March 31 and June 30, 2004.

As described in note 9 to the consolidated financial statements for the three and nine months ended September 30, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

RISKS AND UNCERTAINTIES ›

The Company is subject to a number of risks and uncertainties, which were described in the Company's interim report for the three months ended March 31, 2004 and which have not changed from the disclosure in that report.

OUTLOOK ›

On October 28, 2004, the Petroleum Services Association of Canada ("PSAC") updated its well count forecast for 2004 and also provided its 2005 predictions. The 2004 forecast estimates a total well count of 22,160, of which approximately 70% will target natural gas. As the majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons, the Company believes that the demand for hydraulic fracturing services is likely to remain at record levels for the remainder of the year. The PSAC forecast for 2005 predicts an all-time record well count of 24,035 wells, an 8% year-over-year improvement that is largely due to the expected increase in coalbed methane ("CBM") activity. The number of CBM wells is expected to increase from 1,000 in 2004 to 3,000 in 2005. To meet this expected demand, and as noted earlier in this report, the Company plans to double its existing capacity of Canadian fracturing spreads focusing on CBM activity from two to four spreads by the end of the first quarter of 2005.

Activity levels for Ram's cementing services have been very encouraging. Calfrac anticipates that with the expansion of Ram's fleet of equipment and augmented marketing and operational capabilities, Ram will become a larger contributor to the Company's performance going forward.

Calfrac's United States operations have also recently experienced a significant increase in activity levels, which is expected to continue for the remainder of 2004 and well into 2005. With additional capital recently deployed and a growing customer base in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading in the Company's interim report for the three months ended March 31, 2004. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared: Monday, November 8, 2004

Consolidated Balance Sheets

As at	September 30, 2004	December 31, 2003
(unaudited)		
(000s)	$	$
Assets		
Current assets		
Cash and marketable securities	**24,656**	14,968
Accounts receivable	**41,161**	30,497
Income taxes recoverable	**305**	–
Inventory	**2,036**	1,958
Prepaid expenses and deposits	**1,659**	927
	69,817	48,350
Capital assets	**109,263**	78,441
Intangible assets	**73**	252
Goodwill	**3,604**	3,276
Future income taxes (note 5)	**61,722**	–
	244,479	130,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**28,979**	23,889
Income taxes payable	**–**	5,585
Current portion of long-term debt	**4,411**	12,112
	33,390	41,586
Long-term debt	**4,088**	23,781
Future income taxes	**–**	7,521
Deferred credit (note 5)	**54,978**	–
Non-controlling interest	**621**	–
	93,077	72,888
Shareholders' equity		
Capital stock (note 7)	**136,550**	14,720
Contributed surplus	**154**	–
Retained earnings	**14,698**	42,711
	151,402	57,431
	244,479	130,319

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	**2004**	2003
(unaudited)				
(000s, except per share data)	$	$	$	$
Revenue	**60,538**	47,514	**158,902**	108,494
Expenses				
Operating	**39,806**	29,980	**109,465**	72,435
Selling, general and administrative	**5,492**	3,121	**12,382**	8,178
Restructuring costs	**–**	–	**965**	–
Other expenses (income)	**(61)**	(111)	**10**	439
Loss on disposal of capital assets	**2**	–	**4**	–
	45,239	32,990	**122,826**	81,052
	15,299	14,524	**36,076**	27,442
Depreciation	**3,064**	2,200	**8,408**	6,387
Amortization of intangibles	**30**	74	**179**	223
Interest	**65**	551	**608**	1,687
Income before income taxes	**12,140**	11,699	**26,881**	19,145
Income taxes				
Current	**510**	4,217	**4,836**	5,975
Future	**(155)**	(43)	**(471)**	857
	355	4,174	**4,365**	6,832
Income before non-controlling interest	**11,785**	7,525	**22,516**	12,313
Non-controlling interest	**14**	–	**20**	–
Net income for the period	**11,771**	7,525	**22,496**	12,313
Retained earnings, beginning of period	**2,927**	27,850	**42,711**	23,062
Effect of change in accounting for stock-based compensation (note 3)	**–**	–	**(829)**	–
Purchase and cancellation of shares (note 6)	**–**	–	**(53,866)**	–
Elimination of deficit on amalgamation	**–**	–	**4,186**	–
Retained earnings, end of period	**14,698**	35,375	**14,698**	35,375
Earnings per share				
Basic and diluted	**0.67**	0.77	**1.50**	1.26

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	**2004**	2003
(unaudited)				
(000s)	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	**11,771**	7,525	**22,496**	12,313
Items not involving cash				
Depreciation and amortization	**3,094**	2,274	**8,587**	6,610
Stock-based compensation	**154**	–	**154**	–
Loss on disposal of capital assets	**2**	–	**4**	–
Future income taxes	**(155)**	(43)	**(471)**	857
Non-controlling interest	**14**	–	**20**	–
Funds provided by operations	**14,880**	9,756	**30,790**	19,780
Net change in non-cash working capital	**(12,542)**	(3,668)	**(15,340)**	(5,066)
	2,338	6,088	**15,450**	14,714
Financing activities				
Net proceeds from share issues				
received on amalgamation (note 4)	**–**	–	**92,948**	–
Issue of bank loans and long-term debt	**1,175**	916	**1,175**	10,136
Bank loan and long-term debt repayments	**(2,781)**	(2,921)	**(30,179)**	(7,832)
Net proceeds on issuance of common shares	**26,912**	–	**26,912**	211
Purchase of common shares (note 6)	**–**	–	**(58,437)**	–
	25,306	(2,005)	**32,419**	2,515
Investing activities				
Purchase of capital assets	**(12,740)**	(7,299)	**(36,481)**	(20,346)
Proceeds on disposal of capital assets	**12**	–	**59**	–
Acquisition of subsidiary, net of cash acquired	**–**	–	**(1,759)**	–
	(12,728)	(7,299)	**(38,181)**	(20,346)
Increase (decrease) in cash position	**14,916**	(3,216)	**9,688**	(3,117)
Cash, beginning of period	**9,740**	3,870	**14,968**	3,771
Cash, end of period	**24,656**	654	**24,656**	654

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2004
(unaudited) (000s)

1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to well sites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Stock-Based Compensation

In 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the value of stock options granted. The affect of this change in accounting policy was to reduce opening retained earnings at January 1, 2004 by $829. See also note 8.

4. TRANSACTION WITH DENISON ENERGY INC. ›

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash of $28,780 and 7,427,039 Denison common shares. On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

	2004
	$
Cash	**92,948**
Future income tax assets (note 5)	**13,989**
Current liabilities	**(3,703)**
Long-term liabilities	**(912)**
	102,322

5. FUTURE INCOME TAX ASSETS ›

On the amalgamation of Denison and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. The final amount of these tax pools will be determined when all of Denison's tax filings are completed. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired is estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. In addition to this, a future income tax asset was recognized in the amount of $2,989, which pertains to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004. Another $500 in future income tax assets was recorded in connection with the $1,488 of share issue costs incurred on the Company's public offering completed August 31, 2004.

6. PURCHASE AND CANCELLATION OF COMMON SHARES ›

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the Company's shares were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

7. CAPITAL STOCK ›

The issued common shares and related values after giving effect to the acquisitions and amalgamation described above are as follows:

	Number of Shares	Amount
	#	$
December 31, 2003 (adjusted for 1 for 21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares	–	(4,571)
Denison shares issued prior to public offering	772,049	–
Denison public share offering	8,064,520	–
Denison shares issued to Company's shareholders	7,427,039	–
Denison net assets acquired on amalgamation	–	102,346
Elimination of Company's deficit on amalgamation	–	(4,186)
Elimination of Company's contributed surplus on amalgamation	–	829
Public share offering - August 31, 2004	1,000,000	27,412
September 30, 2004	**18,107,277**	**136,550**

The Company closed a public share offering on August 31, 2004 for 1,000,000 common shares at a price of $28.40 per share for gross proceeds of $28,400. The costs of the offering were $1,488 less future income taxes of $500.

8. STOCK-BASED COMPENSATION ›

On September 1, 2004, the Company granted 388,100 options to its employees to purchase shares in the Company. The options have an exercise price of $31.45 per share and vest in three equal parts on the first, second and third anniversary of the grant date. The options expire on February 29, 2008. The estimated fair value of these options using the Black-Scholes option pricing model is $3,354, which will be charged to compensation expense over the option's vesting period. To date, $154 of compensation expense has been recorded.

9. CONTINGENCIES ›

As a result of the acquisition and amalgamation described in note 4, the Company has assumed certain legal obligations relating to Denison's previous businesses as follows:

(a) Legal Actions – Greece

In September 2002, the Court of Appeal of Athens ruled that certain employee terminations in 1998 by a Greek subsidiary of Denison were made in good faith and in accordance with applicable laws and that no further severance payments were required to be made. This decision has since been appealed by these employees to the Supreme Court of Greece. A hearing of the Supreme Court has been scheduled for November 2005.

In September 2003, the Supreme Court of Greece issued a ruling that another former employee of the Greek subsidiary of Denison be compensated for certain vacation days and referred two other compensation matters back for consideration at a new trial at the Court of Appeals of Athens. The hearing of this case took place in the Court of Appeals of Athens on April 27, 2004 and the Court has awarded compensation to the former employee. The amount of compensation is considered immaterial.

9. CONTINGENCIES (continued) ›

(a) Legal Actions – Greece (continued)

Another group of employees of the Greek subsidiary received a favourable trial court ruling, entitling them to compensation for a miscalculation of severance. Although the compensation awarded was not material, Denison filed an appeal to a higher court to contest this matter.

The direction and financial consequences of potential decisions in these actions cannot be determined at this time.

(b) Mining Claim

A letter was received from the Attorney General of the State of Maine claiming compensation relating to mining activities conducted 35 years ago in Blue Hill, Maine.

Denison Mines Inc. (a company formed from the reorganization of Denison prior to their acquisition of the Company and now unrelated to the Company) has advised the Company in writing that it will indemnify it against any adverse consequences arising from this claim. In the financial statements prepared for Denison Mines Inc. at June 30, 2004, management expressed an opinion that the aggregate amount of any potential liability arising from this claim is expected to be immaterial.

10. SEGMENTED INFORMATION ›

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
(000s)	$	$	$	$
Three Months Ended September 30, 2004				
Revenue	**53,637**	**6,901**	**–**	**60,538**
Net income (loss)	**11,452**	**319**	**–**	**11,771**
Segmented assets	**240,527**	**6,857**	**(2,905)**	**244,479**
Capital expenditures	**12,716**	**24**	**–**	**12,740**
Goodwill	**3,604**	**–**	**–**	**3,604**
Three Months Ended September 30, 2003				
Revenue	43,169	4,384	(39)	47,514
Net income (loss)	7,736	(211)	–	7,525
Segmented assets	116,247	3,506	(1,923)	117,830
Capital expenditures	7,254	45	–	7,299
Goodwill	3,276	–	–	3,276
Nine Months Ended September 30, 2004				
Revenue	**138,703**	**20,199**	**–**	**158,902**
Net income (loss)	**22,652**	**(156)**	**–**	**22,496**
Segmented assets	**240,527**	**6,857**	**(2,905)**	**244,479**
Capital expenditures	**36,228**	**253**	**–**	**36,481**
Goodwill	**3,604**	**–**	**–**	**3,604**
Nine Months Ended September 30, 2003				
Revenue	97,863	10,986	(355)	108,494
Net income (loss)	13,163	(850)	–	12,313
Segmented assets	116,247	3,506	(1,923)	117,830
Capital expenditures	20,301	45	–	20,346
Goodwill	3,276	–	–	3,276

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.


CALFRAC

CORPORATE INFORMATION ›

Directors

Ronald P. Mathison – Chairman (1)(2)

James S. Blair (1)(3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

Paul F. Little (3)

R. Timothy Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

Officers

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President & Chief Financial Officer

Robert S. Roberts
Senior Vice President & Chief Operating Officer

Don R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President, Business Development

Steve T. Dadge
Vice President, Corporate Services

Tom J. Medvedic
Vice President, Finance

Matthew L. Mignault
Controller

Corporate Head Office

411 Eighth Avenue S.W.
Calgary, Alberta, Canada
T2P 1E3
Phone: **(403) 266-6000**
Toll Free: **1-866-770-3722**
Facsimile: (403) 266-7381
Website: www.calfrac.com
E-mail: info@calfrac.com

Legal Advisor

Bennett Jones LLP
Calgary, Alberta

Auditors

PricewaterhouseCoopers LLP
Calgary, Alberta

Banker

HSBC Bank Canada
Calgary, Alberta

Operating Bases

Alberta, Canada
Calgary – Head Office
Medicine Hat
Red Deer
Grande Prairie

Colorado, United States
Denver – Regional Office
Platteville

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: CFW

CALFRAC WELL SERVICES LTD.

1-866-770-FRAC (3722)

www.calfrac.com

investor@calfrac.com

TSX: CFW

Service First

Management's Discussion and Analysis

Additional information relating to the Company, including its annual information form, is available through SEDAR at www.sedar.com.

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Calfrac for the three and nine months ended September 30, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital". Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Consolidated revenue for the three months ended September 30, 2004 rose 27% to $60.5 million compared to $47.5 million the previous year. This increase was the result of improved activity levels and a larger fleet of equipment operating in both Canada and the United States. Calfrac recorded net income of $11.8 million ($0.67 per share) for the third quarter of 2004, an increase of 56% over the $7.5 million ($0.77 per share) recorded in 2003, while cash flow from operations grew 53% to $14.9 million ($0.85 per share) from $9.8 million ($1.00 per share) a year ago.

Strong activity levels in the Canadian market contributed to a 46% year-over-year increase in nine-month consolidated revenue to $158.9 million from $108.5 million recorded in 2003. Net income for the first nine months of 2004 increased 83% to $22.5 million ($1.50 per share) from $12.3 million ($1.26 per share) the previous year and cash flow from operations totaled $30.8 million ($2.05 per share), a 56% increase from the $19.8 million ($2.03 per share) recorded for 2003.

RESULTS OF OPERATIONS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004 AND 2003 ›

Revenue

Third quarter revenue from Canadian operations increased 24% to $53.6 million versus $43.2 million a year ago. Activity in July and August was weak due to inclement weather experienced throughout most of Western Canada resulting in a significant reduction in the number of wells completed during the period compared to 2003. September, however, brought dryer conditions and consequently a record month of activity and strong momentum heading into the fourth quarter. Revenue for the three-month period was positively impacted by the introduction of an additional fracturing spread that was placed in service in September, thereby bringing the total number of fracturing spreads at quarter-end to 11. During the third quarter of 2004, Calfrac completed 1,521 Canadian fracturing jobs for an average revenue of $32,482 per job compared to 1,498 jobs for $26,400 per job the prior year and 1,151 jobs for $28,725 per job recorded in the second quarter of 2004. A 5% price book increase for the Company's service offerings that became effective July 1, 2004 partially attributed to the quarter-over-quarter improvement. As well, a greater percentage of the work completed in the period resided in the Red Deer and Grande Prairie regions of Alberta, which tend to be of greater depth and therefore higher per job revenues. Other revenue totaled $4.2 million versus $3.6 million in 2003. This 17% increase was a result of higher activity levels and a full quarter's revenue contribution from Ram Cementers Inc. ("Ram"), which was acquired in the second quarter of 2004.

Canadian revenue for the first nine months of 2004 increased 42% to $138.7 million versus $97.9 million a year ago primarily as a result of higher activity levels, particularly in the first quarter, as well as a larger fleet of equipment in 2004 compared to 2003. During this period, the Company completed 4,052 Canadian fracturing jobs for an average revenue of $31,289 per job compared to 3,344 jobs for an average revenue of $26,616 per job in 2003. Other revenue totaled $11.9 million versus $8.5 million recorded during the nine-month period ended September 30, 2003.

In the United States, third quarter revenue increased 57% to $6.9 million from $4.4 million recorded in 2003 and was 32% higher than the $5.2 million generated during the second quarter of 2004. Strong activity levels and further expansion of the Company's customer base in the U.S. Rocky Mountain region are anticipated to continue for the remainder of the year.

Revenue from U.S. operations for the nine-month period ended September 30, 2004 totaled $20.2 million versus $11.0 million a year ago. The 84% increase was primarily as a result of stronger activity levels experienced during the first and third quarters of 2004 and the addition of a second conventional fracturing spread to the Company's U.S. fleet in May 2004.

Fracturing revenue from both Canadian and United States operations totaled $56.3 million for the 2004 three-month period representing 93% of consolidated revenue compared to $43.9 million or 92% recorded a year ago.

Gross Margin

In the third quarter of 2004, consolidated gross margins increased 18% to $20.7 million from $17.5 million recorded in 2003 due to increases in Canadian revenue and job counts. As a percentage of revenue, consolidated gross margins declined to 34% during the 2004 three-month period versus 37% a year ago primarily as a result of a decrease in Canadian activity levels early in the quarter due to inclement weather. Margins in the third quarter of 2004 were also negatively influenced by weak U.S. activity levels for the month of July. Additional expenses were also incurred in Canada that were associated with the deployment of additional fracturing spreads in September and October 2004.

For the first nine months of 2004, consolidated gross margins improved 37% to $49.4 million compared to $36.1 million recorded in 2003. As a percentage of revenue, consolidated gross margins for the period declined to 31% from 33% in 2003 due to a year-over-year drop in U.S. gross margins. In addition, revenue from U.S. operations, which generated lower gross margins, comprised 13% of consolidated revenue compared to 10% for the first nine months of 2003.

Selling, General and Administrative Expenses ("SG&A")

As a percentage of revenue, SG&A increased to 9% in the third quarter of 2004 from 7% in the comparable 2003 period. The year-over-year increase was due to higher provisions for performance bonuses payable to employees as well as higher SG&A required to support the growth of the Company. Calfrac also recorded a stock-based compensation expense of $154,000 in the quarter related to the grant of stock options. For the 2004 and 2003 nine-month periods, SG&A as a percentage of revenue remained constant at 8%.

Interest, Depreciation and Other Expenses

For the nine months ended September 30, 2004, interest expenses declined 64% primarily as a result of debt repayments made at the end of March 2004 that totaled $22.8 million. Depreciation expenses rose during the three-month period due to the increase in operating equipment. It is anticipated that these expenses will continue to climb throughout the remainder of the year as additional equipment is placed in service. Other expenses arise from fluctuations in Canadian and U.S. exchange rates.

Income Tax

As a result of the amalgamation with Denison Energy Inc. completed on March 24, 2004, Calfrac was able to significantly reduce its current income tax with respect to Canadian operations and anticipates similar reductions will be recorded over the next several years. Consequently, the current tax provision for the third quarter of 2004 of $0.5 million related primarily to the profitability of Ram and the Company's United States operations. Future income tax expense for the third quarter of 2004 was a drawdown of $0.2 million, which consisted of certain expenses that are non-deductible in the current period.

QUARTERLY FINANCIAL INFORMATION ›

Three Months Ended	Dec.31, 2002	Mar.31, 2003	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30 20004	**Sep.30, 2004**
(000s, except per share data)	$	$	$	$	$	$	$	$
Revenue	29,939	38,266	22,714	47,514	48,065	57,298	41,066	**60,538**
Net income	3,214	4,848	(60)	7,525	7,336	9,068	1,657	**11,771**
Per share								
basic & diluted	0.19	0.28	(0.00)	0.44	0.43	0.53	0.10	**0.67**

Note: Historical earnings per share have been calculated on the 17,107,277 shares outstanding as at March 24, 2004. This is not in accordance with Canadian GAAP as comparative per share information based on Canadian GAAP would not provide a meaningful comparison due to the changes in Calfrac's issued shares since it became a public issuer in March 2004.

DISCUSSION OF FINANCIAL CONDITION AS AT SEPTEMBER 30, 2004 ›

Liquidity and Capital Resources

As at September 30, 2004, the Company had positive working capital of $36.4 million, which was in excess of the long-term portion of debt that totaled $4.1 million, and as a result, had no net debt.

During the third quarter, the Company entered into a bought deal financing with a syndicate of underwriters to sell 1,000,000 common shares in the capital of the Company at a price of $28.40 per common share for net proceeds of $26,912,000. The proceeds of the financing will be used to fund the Company's capital expenditures and other general corporate purposes.

Capital expenditures approved by the Company's Board of Directors for 2004 total $51.0 million, of which $36.5 million has been recorded in the financial statements for the period ended September 30, 2004. As part of this capital program, the Company recently introduced two additional fracturing spreads to its Canadian operations: one spread is based out of Medicine Hat and the second out of Grande Prairie. As at the date of this report, Calfrac has a total of 14 fracturing spreads. The Company is currently constructing three

additional fracturing spreads, two of which are specifically designed to complete high rate nitrogen fractures on natural gas from coal (NGC) wells in Canada. As reported previously, the first NGC spread is expected to be brought into service late in the fourth quarter of 2004 and the second spread is anticipated to be operational in the first quarter of 2005. The third spread will be a conventional fracturing spread to be deployed in either Canada or the United States during the first quarter of 2005, depending on market conditions. Delivery of these additional spreads is scheduled to be completed within both time and budget parameters.

In early October 2004, Calfrac began to receive shipments of nitrogen from a facility located in Strathmore, Alberta. These shipments are based on a multi-year contract signed earlier in the year that will guarantee Calfrac the right to all of the product produced at this facility. As supply of these products is expected to be limited for the foreseeable future, this contract is a critical component to ensure Calfrac has the ability to deliver on its commitments to its customer base.

With its recent equity issue, available credit facilities and expected cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the foreseeable future.

ACQUISITION OF CALFRAC SHARES, SHARE CANCELLATION, BUSINESS COMBINATION AND EQUITY FINANCING ›

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("DEI") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by DEI issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, DEI completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash component of DEI's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the transaction between DEI and Calfrac, DEI amalgamated with Calfrac and the successor company changed its name to "Calfrac Well Services Ltd." The combination of DEI and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac operations.

Following these transactions, the Company's primary business is the provision of fracturing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

TAX ATTRIBUTES ›

As reflected in note 5 to the consolidated financial statements, the Company has estimated tax pools of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts include non-capital losses of approximately $69.0 million, of which $18.8 million is scheduled to expire on December 31, 2004. Of the remaining amount, $38.6 million is scheduled to expire on December 31, 2008 and $11.6 million is scheduled to expire on December 31, 2009. The Company expects to fully utilize all tax pools prior to the expiration dates.

STOCK OPTION PLAN ›

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The objective of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, an initial grant of 388,100 stock options at $31.45 per option was made to existing employees during the third quarter of 2004. Based on this grant price and current assumptions, the fair value of each option, as per the Black-Scholes pricing model, is approximately $8.65 per option. A stock-based compensation expense of $154,000 was booked in the quarter related to the grant of these options. As disclosed in the Company's second quarter report, the Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result and subsequent to quarter-end, the Company granted, in aggregate, 30,000 deferred stock units to the Company's six outside directors. In addition, the Company's three most senior officers were not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was also provided subsequent to quarter-end. The amount of the grant to be earned by senior officers will be linked to the 2004 corporate performance. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. The Company will be required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation, valuation of stock option benefits, and except as noted below, have not changed from those disclosed in the Company's interim report for the three months ended March 31 and June 30, 2004.

As described in note 9 to the consolidated financial statements for the three and nine months ended September 30, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

RISKS AND UNCERTAINTIES ›

The Company is subject to a number of risks and uncertainties, which were described in the Company's interim report for the three months ended March 31, 2004 and which have not changed from the disclosure in that report.

OUTLOOK ›

On October 28, 2004, the Petroleum Services Association of Canada ("PSAC") updated its well count forecast for 2004 and also provided its 2005 predictions. The 2004 forecast estimates a total well count of 22,160, of which approximately 70% will target natural gas. As the majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons, the Company believes that the demand for hydraulic fracturing services is likely to remain at record levels for the remainder of the year. The PSAC forecast for 2005 predicts an all-time record well count of 24,035 wells, an 8% year-over-year improvement that is largely due to the expected increase in coalbed methane ("CBM") activity. The number of CBM wells is expected to increase from 1,000 in 2004 to 3,000 in 2005. To meet this expected demand, and as noted earlier in this report, the Company plans to double its existing capacity of Canadian fracturing spreads focusing on CBM activity from two to four spreads by the end of the first quarter of 2005.

Activity levels for Ram's cementing services have been very encouraging. Calfrac anticipates that with the expansion of Ram's fleet of equipment and augmented marketing and operational capabilities, Ram will become a larger contributor to the Company's performance going forward.

Calfrac's United States operations have also recently experienced a significant increase in activity levels, which is expected to continue for the remainder of 2004 and well into 2005. With additional capital recently deployed and a growing customer base in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading in the Company's interim report for the three months ended March 31, 2004. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared: Monday, November 8, 2004

CALFRAC WELL SERVICES LTD.

2004 Second Quarter Report

For the Three and Six Months ended June 30, 2004

- *Innovation*
- *Enthusiasm*
- *Dependability*
- *Integrity*

Technologies that work in the field.

Highlights

Calfrac continued its growth by achieving revenue increases in excess of 50% for both the three and six-month periods ending June 30, 2004 and a 124% improvement in net income for the first half of 2004.

	Three Months Ended June 30,			Six Months Ended June 30,		
	2004	2003	Change	**2004**	2003	Change
(unaudited) (000s, except per share data)	$	$	%	$	$	%
Revenue	**41,066**	22,714	81	**98,364**	60,980	61
Gross margin	**7,643**	5,202	47	**28,706**	18,525	55
Net income	**1,657**	(60)	–	**10,725**	4,788	124
Per share (basic & diluted)						
Per Canadian GAAP (1)	**0.10**	(0.01)	–	**0.78**	0.49	59
June 30, 2004	**0.10**	–	–	**0.63**	–	–
EBITDA (2)	**4,591**	2,824	63	**20,777**	12,918	61
Cash flow from operations (3)	**4,674**	2,850	64	**15,910**	10,024	59
Working capital	**8,280**	3,158	162	**8,280**	3,158	162
Common shares outstanding (basic & diluted) (#)						
Per Canadian GAAP (1)	**17,107,277**	9,733,503	76	**13,744,513**	9,733,503	41
June 30, 2004	**17,107,277**	–	–	**17,107,277**	–	–
	#	#	%	#	#	%
Operating fracturing spreads as at June 30						
Conventional fracturing	**10**	9	11	**10**	9	11
Natural gas from coal	**2**	1	100	**2**	1	100
Total fracturing spreads	**12**	10	20	**12**	10	20

1. The number of common shares outstanding on both a basic and diluted basis as at the date of this report is unchanged from the number of shares outstanding as at June 30, 2004.

2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

3. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital". Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Consolidated Balance Sheets

As at	June 30, 2004	December 31, 2003
	(unaudited)	(audited)
(000s)	$	$
Assets		
Current assets		
Cash and marketable securities	**9,740**	14,968
Accounts receivable	**25,929**	30,497
Income taxes recoverable	**625**	–
Inventory	**1,762**	1,958
Prepaid expenses and deposits	**1,877**	927
	39,933	48,350
Capital assets	**99,602**	78,441
Intangible assets	**103**	252
Goodwill	**3,593**	3,276
Future income taxes (note 5)	**62,862**	–
	206,093	130,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**26,542**	23,889
Income taxes payable	**–**	5,585
Current portion of long-term debt	**5,111**	12,112
	31,653	41,586
Long-term debt	**4,994**	23,781
Future income taxes	**–**	7,521
Deferred credit (note 5)	**56,775**	–
Non-controlling interest	**606**	–
	94,028	72,888
Shareholders' equity		
Capital stock (note 7)	**109,138**	14,720
Retained earnings	**2,927**	42,711
	112,065	57,431
	206,093	130,319

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	**2004**	2003
(unaudited)				
(000s, except per share data)	$	$	$	$
Revenue	**41,066**	22,714	**98,364**	60,980
Expenses				
Operating	**33,423**	17,512	**69,658**	42,455
Selling, general and administrative	**2,877**	1,935	**6,890**	5,057
Restructuring costs	**–**	–	**965**	–
Other expenses	**173**	443	**72**	550
Loss on disposal of capital assets	**2**	–	**2**	–
	36,475	19,890	**77,587**	48,062
	4,591	2,824	**20,777**	12,918
Depreciation	**2,795**	2,192	**5,344**	4,186
Amortization of intangibles	**74**	74	**149**	149
Interest	**140**	602	**543**	1,137
Income before income taxes	**1,582**	(44)	**14,741**	7,446
Income taxes				
Current	**(221)**	(628)	**4,326**	1,757
Future	**140**	644	**(316)**	901
	(81)	16	**4,010**	2,658
Income (loss) before non-controlling interest	**1,663**	(60)	**10,731**	4,788
Non-controlling interest	**6**	–	**6**	–
Net income (loss) for the period	**1,657**	(60)	**10,725**	4,788
Retained earnings, beginning of period	**1,270**	27,910	**42,711**	23,062
Effect of change in accounting for stock-based compensation (note 3)	**–**	–	**(829)**	–
Purchase and cancellation of shares (note 6)	**–**	–	**(53,866)**	–
Elimination of deficit on amalgamation	**–**	–	**4,186**	–
Retained earnings, end of period	**2,927**	27,850	**2,927**	27,850
Earnings per share (in accordance with Canadian GAAP)				
Basic	**0.10**	(0.01)	**0.78**	0.49
Diluted	**0.10**	(0.01)	**0.78**	0.49

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	**2004**	2003
(unaudited)				
(000s)	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	**1,657**	(60)	**10,725**	4,788
Items not involving cash				
Depreciation and amortization	**2,869**	2,266	**5,493**	4,335
Loss on disposal of capital assets	**2**	–	**2**	–
Future income taxes	**140**	644	**(316)**	901
Non-controlling interest	**6**	–	**6**	–
Funds provided by operations	**4,674**	2,850	**15,910**	10,024
Net change in non-cash working capital	**7,549**	(4,059)	**(2,798)**	(1,398)
	12,223	(1,209)	**13,112**	8,626
Financing activities				
Net proceeds from share issues received on amalgamation (note 4)	**–**	–	**92,948**	–
Issue of bank loans and long-term debt	**–**	6,050	**–**	9,220
Bank loan and long-term debt repayments	**(1,475)**	(2,564)	**(27,398)**	(4,911)
Net proceeds on issuance of common shares	**–**	127	**–**	211
Purchase of common shares (note 6)	**–**	–	**(58,437)**	–
	(1,475)	3,613	**7,113**	4,520
Investing activities				
Purchase of capital assets	**(11,311)**	(4,138)	**(23,741)**	(13,047)
Proceeds on disposal of capital assets	**15**	–	**47**	–
Acquisition of subsidiary, net of cash acquired	**(1,759)**	–	**(1,759)**	–
	(13,055)	(4,138)	**(25,453)**	(13,047)
(Decrease) increase in cash position	**(2,307)**	(1,734)	**(5,228)**	99
Cash, beginning of period	**12,047**	5,604	**14,968**	3,771
Cash, end of period	**9,740**	3,870	**9,740**	3,870

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2004
(unaudited) (000s)

1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to well sites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Stock-Based Compensation

In 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the value of stock options granted. The new standard did not affect net income for the six months ended June 30, 2004. The affect of this change in accounting policy is to reduce opening retained earnings at January 1, 2004 by $829.

4. TRANSACTION WITH DENISON ENERGY INC. ›

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash of $28,780 and 7,427,039 Denison common shares. On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

Six Months Ended June 30,	2004
	$
Cash	**92,948**
Future income tax assets (note 5)	**14,014**
Current liabilities	**(3,704)**
Long-term liabilities	**(912)**
	102,346

5. FUTURE INCOME TAX ASSETS ›

On the amalgamation of Denison and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. The final amount of these tax pools will be determined when all of Denison's tax filings are completed. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $68,909 was recorded. The fair value paid for the tax pools acquired is estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $57,909. In addition to this, a future income tax asset was recognized in the amount of $3,014, which pertains to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004.

6. PURCHASE AND CANCELLATION OF COMMON SHARES ›

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the Company shares were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

7. CAPITAL STOCK ›

The issued common shares and related values after giving effect to the acquisitions and amalgamation described above are as follows:

	Number of Shares	Amount
	#	$
December 31, 2003 (adjusted for 1 for 21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares	–	(4,571)
Denison shares issued prior to public offering	772,049	–
Denison public share offering	8,064,520	–
Denison shares issued to Company's shareholders	7,427,039	–
Denison net assets acquired on amalgamation	–	102,346
Elimination of Company's deficit on amalgamation	–	(4,186)
Elimination of Company's contributed surplus on amalgamation	–	829
June 30, 2004	**17,107,277**	**109,138**

8. CONTINGENCIES ›

As a result of the acquisition and amalgamation described in note 4, the Company has assumed certain legal obligations relating to Denison's previous businesses as follows:

(a) Legal Actions – Greece

In September 2002, the Court of Appeal of Athens ruled that certain employee terminations in 1998 by a Greek subsidiary of Denison were made in good faith and in accordance with applicable laws and that no further severance payments were required to be made. This decision has since been appealed by these employees to the Supreme Court of Greece. A hearing of the Supreme Court has been scheduled for November 2005.

In September 2003, the Supreme Court of Greece issued a ruling that another former employee of the Greek subsidiary of Denison be compensated for certain vacation days and referred two other compensation matters back for consideration at a new trial at the Court of Appeals of Athens. The hearing of this case commenced in the Court of Appeals of Athens on April 27, 2004. A decision is not expected until six months after its conclusion.

8. CONTINGENCIES (continued) ›

(a) Legal Actions – Greece (continued)

Another group of employees of the Greek subsidiary received a favourable trial court ruling, entitling them to compensation for a miscalculation of severance. Although the compensation awarded was not material, Denison filed an appeal to a higher court to contest this matter.

The direction and financial consequences of potential decisions in these actions cannot be determined at this time.

(b) Mining Claim

A letter was received from the Attorney General of the State of Maine claiming compensation relating to mining activities conducted 35 years ago in Blue Hill, Maine.

Denison Mines Inc. (a company formed from the reorganization of Denison prior to their acquisition of the Company and now unrelated to the Company) has advised the Company in writing that it will indemnify it against any adverse consequences arising from this claim. In the financial statements prepared for Denison Mines Inc. at March 31, 2004, management expressed an opinion that the aggregate amount of any potential liability arising from this claim is expected to be immaterial.

9. SEGMENTED INFORMATION ›

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
(000s)	$	$	$	$
Three Months Ended June 30, 2004				
Revenue	**35,830**	**5,236**	**–**	**41,066**
Net income (loss)	**2,615**	**(958)**	**–**	**1,657**
Segmented assets	**203,012**	**4,835**	**(1,754)**	**206,093**
Capital expenditures	**11,255**	**56**	**–**	**11,311**
Goodwill	**3,593**	**–**	**–**	**3,593**
Three Months Ended June 30, 2003				
Revenue	18,924	3,830	(40)	22,714
Net income (loss)	(164)	104	–	(60)
Segmented assets	103,340	3,785	(2,832)	104,293
Capital expenditures	4,138	–	–	4,138
Goodwill	3,276	–	–	3,276
Six Months Ended June 30, 2004				
Revenue	**85,066**	**13,298**	**–**	**98,364**
Net income (loss)	**11,200**	**(475)**	**–**	**10,725**
Segmented assets	**203,012**	**4,835**	**(1,754)**	**206,093**
Capital expenditures	**23,512**	**229**	**–**	**23,741**
Goodwill	**3,593**	**–**	**–**	**3,593**
Six Months Ended June 30, 2003				
Revenue	54,694	6,602	(316)	60,980
Net income (loss)	5,426	(638)	–	4,788
Segmented assets	103,340	3,785	(2,832)	104,293
Capital expenditures	13,047	–	–	13,047
Goodwill	3,276	–	–	3,276

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.


CALFRAC

CORPORATE INFORMATION ›

Directors

Ronald P. Mathison – Chairman (1)(2)

James S. Blair (1)(3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

Paul F. Little (3)

R. Timothy Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

Officers

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President & Chief Financial Officer

Robert S. Roberts
Senior Vice President & Chief Operating Officer

Don R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President, Business Development

Steve T. Dadge
Vice President, Corporate Services

Tom J. Medvedic
Vice President, Finance

Matthew L. Mignault
Controller

Corporate Head Office

411 Eighth Avenue S.W.
Calgary, Alberta, Canada
T2P 1E3
Phone: **(403) 266-6000**
Toll Free: **1-866-770-3722**
Facsimile: (403) 266-7381
Website: www.calfrac.com
E-mail: info@calfrac.com

Legal Advisor

Bennett Jones LLP
Calgary, Alberta

Auditors

PricewaterhouseCoopers LLP
Calgary, Alberta

Banker

HSBC Bank Canada
Calgary, Alberta

Operating Bases

Alberta, Canada
Calgary – Head Office
Medicine Hat
Red Deer
Grande Prairie

Colorado, United States
Denver – Regional Office
Platteville

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: CFW

CALFRAC WELL SERVICES LTD.

1-866-770-FRAC (3722)

www.calfrac.com

investor@calfrac.com

TSX: CFW

Service First

Management's Discussion and Analysis

Additional information relating to the Company, including its annual information form, is available through SEDAR at www.sedar.com.

RESULTS FROM OPERATIONS FOR THE SECOND QUARTER ENDED JUNE 30, 2004 AND 2003 ›

Revenue

Consolidated revenue for the second quarter of 2004 totaled $41.1 million compared to $22.7 million recorded in the same quarter in 2003. This 81% increase is primarily as a result of increased activity in both Canada and in the United States.

In Canada, revenue increased 90% to $35.9 million versus $18.9 million a year ago. Fracturing activity was initially strong in the 2004 period, but was hampered by inclement weather during May and June. Calfrac completed 1,151 Canadian fracturing jobs for an average revenue of $28,725 per job compared to 715 jobs for $23,676 per job the prior year. Second quarter operating activities were down approximately 17% from the 1,383 Canadian fracturing jobs for average revenue of $32,043 per job posted in the first three months of the year as a result of spring breakup and weather restrictions. Other revenue totaled $2.8 million versus $2.0 million recorded during the second quarter of 2003. Due to the ongoing record levels of Canadian oilfield industry activity, the Company expects strong demand for its services throughout the remainder of 2004.

For the three months ended June 30, 2004, revenue from United States operations increased 37% to $5.2 million versus $3.8 million in 2003. However, this was lower than the $8.1 million generated during the first quarter of this year. In May 2004, the Company added a second conventional fracturing spread to its U.S. fleet and initial fracturing jobs were successfully completed during the quarter for two new customers to Calfrac, both of which are major operators in the U.S. Rocky Mountain region. Management anticipates that due to an expected slowdown in activity over the summer months, the addition of new customers and equipment will not translate into significantly higher U.S. revenues until the fourth quarter of 2004.

Strong activity levels in both Canada and for the first four months of this year in the United States contributed to a 61% year-over-year increase in six-month consolidated revenue to $98.4 million from $61.0 million a year ago. During the first half of 2004, the Company completed 2,534 Canadian fracturing jobs for an average revenue of $30,536 per job compared to 1,846 jobs for an average revenue of $26,791 per job in 2003. Revenue from U.S. fracturing operations totaled $13.3 million, double the $6.6 million achieved during the 2003 six-month period. On a combined basis, fracturing revenue totaled $90.7 million representing 92% of consolidated revenue versus $56.1 million or 92% a year ago.

Gross Margin

In the second quarter of 2004, consolidated gross margins increased 47% to $7.6 million from $5.2 million recorded in 2003 primarily due to increases in Canadian revenue and job counts. As a percentage of revenue, consolidated gross margins declined to 19% during the second quarter of 2004 versus 23% a year ago. This decrease is primarily attributable to increased expenses incurred during the 2004 three-month period as a result of adding a second fracturing spread to its U.S. operations and the decline in U.S. revenues compared to the immediately preceding quarter.

For the first six months of 2004, consolidated gross margins increased 55% to $28.7 million compared to $18.5 million recorded in 2003. As a percentage of revenue, consolidated gross margins for the period declined from 30% to 29% in 2004 due to a year-over-year decline in U.S. gross margins from 19% to 18% plus the fact that in the first half of 2004, revenue from U.S. operations, which generated lower gross margins, comprised 14% of consolidated revenue compared to 11% for the same period in 2003.

Selling, General and Administrative Expenses ("SG&A")

As a percentage of revenue, SG&A decreased from 9% in the second quarter of 2003 to 7% in the comparable 2004 period. For the six-month period, SG&A as a percentage of revenue declined from 8% in 2003 to 7% in 2004. The decreases recorded in both reporting periods were a result of the significant improvement in revenue, which more than offset the increase in the actual dollar amount of SG&A required to support the growth of the Company.

Interest, Depreciation and Other Expenses

For the three months ended June 30, 2004, interest expenses declined 77% primarily as a result of debt repayments made at the end of March 2004 that totaled $22.8 million. Depreciation expenses rose during the three-month period due to the increase in operating equipment. It is anticipated that these expenses will continue to climb throughout the remainder of the year as additional equipment is placed in service. Other expenses arise from fluctuations in Canadian and U.S. exchange rates.

Income Tax

As a result of the amalgamation with Denison Energy Inc. completed on March 24, 2004, Calfrac was able to significantly reduce its current income tax with respect to Canadian operations and anticipates similar reductions will be recorded over the next several years. Consequently, the current tax provision for the second quarter of 2004 included $292,000 of income tax payable in Canada, which was offset by $513,000 in current income tax recoveries resulting from losses incurred in the United States to give a consolidated current income tax recovery of $221,000 for the current quarter.

Future income tax for the second quarter of 2004 consisted of $215,000 of expense related to Canadian operations and a credit of $75,000 related to United States operations for a net consolidated future tax expense of $140,000.

QUARTERLY FINANCIAL INFORMATION ›

Three Months Ended	Sep.30, 2002	Dec.31, 2002	Mar.31, 2003	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	**Jun.30, 2004**
(000s, except per share data)	$	$	$	$	$	$	$	$
Revenue	22,862	29,939	38,266	22,714	47,514	48,065	57,298	**41,066**
Net income	2,646	3,214	4,848	(60)	7,524	7,337	9,068	**1,657**
Per share								
basic & diluted	0.15	0.19	0.28	(0.00)	0.44	0.43	0.53	**0.10**

Note: As a result of Calfrac becoming a public issuer in March 2004, per share information for periods preceding the public offering is not comparable. Historical earnings per share have been calculated on the 17,107,277 shares outstanding as at June 30, 2004. This is not in accordance with Canadian GAAP.

DISCUSSION OF FINANCIAL CONDITION AS AT JUNE 30, 2004 ›

Liquidity and Capital Resources

As at June 30, 2004, the Company had positive working capital of $8.3 million, which was in excess of the long-term portion of debt that totaled $5.0 million, and as a result, had no net debt.

During the second quarter of 2004, Calfrac accepted an offer from its bank to increase its credit facilities. The Company's line of credit was increased to $15.0 million and will bear interest at the bank prime rate. This line of credit is undrawn at the date of this report with the exception of $1.75 million allocated to letters of credit issued on the Company's behalf by the bank. The new facility also includes a revolving $25.0 million term loan that will bear interest at the bank prime rate plus 0.625%. The facility will be secured by new equipment acquisitions and has not been drawn down. Formal documentation for the new credit facilities will be finalized during the third quarter of 2004.

Capital expenditures approved by the Company's Board of Directors for 2004 were recently increased to $51.0 million, of which $23.7 million has been recorded in the financial statements for the period ended June 30, 2004. The increase in approved capital expenditures of approximately $17.0 million relates to the Company's construction of three additional fracturing spreads, two of which will be specifically designed to complete high rate nitrogen fractures on natural gas from coal (NGC) wells in Canada. The first NGC spread is expected to be brought into service late in the fourth quarter of 2004 and the second spread is anticipated to be operational in the first quarter of 2005. The third spread will be a conventional fracturing spread to be deployed in either Canada or the United States during the first quarter of 2005, depending on market conditions.

With its available credit facilities, expected cash flow from operations and access to capital markets, the Company expects to have adequate resources to fund its financial obligations.

During the second quarter of 2004, the Company acquired a 70% interest in Ram Cementers Inc. At the date of acquisition, the major assets of Ram comprised of three single pumping units and one twin pumping unit. Ram plans to incur additional capital expenditures of approximately $4.0 million, which will add four pumping units and support equipment. This equipment is expected to be operational by the first quarter of 2005 and will be funded by Ram's credit facilities. The Company has provided a corporate guarantee in the amount of $1.2 million in support of this credit facility.

Contractual obligations are unchanged from the disclosure provided in the Company's 2004 first quarter report, except for the above-mentioned corporate guarantee provided by Calfrac to assist in securing Ram's credit facility.

ACQUISITION OF CALFRAC SHARES, SHARE CANCELLATION, BUSINESS COMBINATION AND EQUITY FINANCING ›

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("DEI") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by DEI issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, DEI completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash component of DEI's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the transaction between DEI and Calfrac, DEI amalgamated with Calfrac and the successor company changed its name to "Calfrac Well Services Ltd." The combination of DEI and Calfrac has been accounted for in accordance with Canadian generally accepted accounting principles ("GAAP") with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac operations.

Following these transactions, the Company's primary business is the provision of fracturing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

TAX ATTRIBUTES ›

As reflected in note 5 to the consolidated financial statements, the Company has estimated tax pools of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts include non-capital losses of approximately $66.0 million, of which $27.0 million is expected to expire on December 31, 2004 with the remaining $39.0 million expected to expire on December 31, 2008.

STOCK OPTION PLAN ›

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The mandate of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, a grant of 400,000 stock options to existing employees was approved. This grant will be made during the third quarter of 2004, and based on a grant price of $30.00 per option and current assumptions, the Company estimates that the fair value of each option as per the Black-Scholes pricing model will be approximately $9.00. As a separate component of this plan and in order to keep the Company's incentive plan competitive, Calfrac intends to introduce on a trial basis for the last half of 2004 and for the entire 2005 fiscal year, an enhancement to its existing incentive bonus plan. In terms of this enhancement, which will apply to senior employees, the Company will match a portion of the bonus earned that will be

invested by the employee in shares of the Company to be purchased on the open market. To earn the maximum possible bonus, the employees must ensure that the Company achieves a target rate of return based on average capital employed. If this rate of return is not achieved, the amount of bonus earned will be reduced or eliminated. Based on the current staff and capital employed, management estimates that this enhancement will have an annual cost of approximately $1.5 million if superior performance criteria are met.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result, a grant of 30,000 deferred stock units in aggregate to the Company's six outside directors has therefore been approved. In addition, the Company's three most senior officers are not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units has been approved for these officers. Both of these grants will be made during the third quarter of 2004. The amount of the grant realized by senior officers will be linked to the corporate performance in 2004. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. The Company will be required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period.

CRITICAL ACCOUNTING ESTIMATES ›

This Management's Discussion and Analysis is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation, and except as noted below, have not changed from those disclosed in the Company's interim report for the three months ended March 31, 2004.

As described in note 8 to the consolidated financial statements for the three and six months ended June 30, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

RISKS AND UNCERTAINTIES ›

The Company is subject to a number of risks and uncertainties, which were fully described in the Company's interim report for the three months ended March 31, 2004 and which have not changed from the disclosure in that report.

OUTLOOK ›

On July 28, 2004, the Petroleum Services Association of Canada increased its forecast of the number of gas wells to be drilled in Canada in 2004 to 15,732. As the majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons, the Company believes that the demand for hydraulic fracturing services is likely to remain at record levels for the remainder of the year. To meet this expected demand, the Company plans to expand its complement of Canadian fracturing spreads by the end of the first quarter of 2005.

Although Ram was not a material acquisition, Calfrac anticipates that with the expansion of Ram's fleet of equipment and augmented marketing capabilities, it has the potential to become a significant contributor to the Company's performance in the future.

The Company believes that long-term activity levels in the United States will be robust. With additional capital recently deployed in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading in the Company's interim report for the three months ended March 31, 2004. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared: Wednesday, August 4, 2004

RECEIVED
2005 APR 29 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Calfrac Well Services Ltd.

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2004
(in thousands of Canadian dollars)

Calfrac Well Services Ltd.

(Unaudited)

Interim Consolidated Balance Sheet

(in thousands of Canadian dollars)

	March 31, 2004 $	December 31, 2003 $
Assets		
Current assets		
Cash	12,046	14,967
Marketable securities	1	1
Accounts receivable	44,363	30,497
Inventory	2,187	1,958
Prepaid expenses and deposits	859	927
	59,456	48,350
Capital assets	88,291	78,441
Intangible assets	178	252
Goodwill	3,276	3,276
Future income taxes (note 4)	64,589	-
	215,790	130,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	33,543	23,889
Income taxes payable	2,494	5,585
Current portion of long-term debt	5,485	12,112
	41,522	41,586
Long-term debt	6,095	23,781
Future income taxes	-	7,521
Deferred credit (note 4)	57,683	-
	105,300	72,888
Shareholders' Equity		
Capital stock (note 6)	109,220	14,720
Retained earnings	1,270	42,711
	110,490	57,431
	215,790	130,319

Calfrac Well Services Ltd.

Interim Consolidated Statement of Operations and Retained Earnings
(Unaudited)

For the three month period ended March 31, 2004 and 2003

(in thousands of Canadian dollars, except per share amounts)

	2004 $	2003 $
Revenue	57,298	38,266
Expenses		
Operating	36,235	24,943
Selling, general and administrative	4,014	3,122
Restructuring costs	965	-
Other (income) expenses	(102)	107
	41,112	28,172
	16,186	10,094
Depreciation	2,549	1,995
Amortization of intangibles	74	74
Interest	404	535
Income before income taxes	13,159	7,490
Income taxes		
Current	4,547	2,386
Future	(456)	256
	4,091	2,642
Net income for the period	9,068	4,848
Retained earnings – Beginning of period	42,711	23,062
Effect of change in accounting for stock-based compensation (note 2)	(829)	-
Purchase and cancellation of shares (note 5)	(53,866)	-
Elimination of deficit on amalgamation	4,186	-
Retained earnings – End of period	1,270	27,910
Earnings per share	0.87	0.50
Diluted earnings per share	0.87	0.50

Calfrac Well Services Ltd.

Interim Consolidated Statement of Cash Flows
(Unaudited)
For the three month period ended March 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004 $	2003 $
Cash provided by (used in)		
Operating activities		
Net income for the period	9,068	4,848
Items not involving cash		
Depreciation and amortization	2,623	2,069
Future income taxes	(456)	256
	11,235	7,173
Net change in non-cash working capital	(10,345)	2,661
	890	9,834
Financing activities		
Net proceeds from share issues received on amalgamation (note 3)	92,948	-
Issue of bank loans and long-term debt	-	3,170
Bank loan and long-term debt repayments	(25,924)	(2,347)
Net proceeds on issuance of common shares	-	84
Purchase of common shares (note 5)	(58,437)	-
	8,587	907
Investing activities		
Purchase of capital assets	(12,430)	(8,908)
Proceeds on disposal of capital assets	32	-
	(12,398)	(8,908)
(Decrease) increase in cash for the period	(2,921)	1,833
Cash – Beginning of period	14,967	3,765
Cash – End of period	12,046	5,598

(in thousands of Canadian dollars)

1 Basis of presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2 Summary of significant accounting policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Stock-based compensation

In 2004, Calfrac Well Services Ltd. (the "Company") adopted a new CICA Handbook section on a retroactive basis, without restatement that requires companies to recognize compensation cost for the value of stock options granted. The new standard did not affect net earnings for the three months ended March 31, 2003. The affect of this change in accounting policy is to reduce opening retained earnings at January 1, 2004 by $829.

3 Transaction with Denison Energy Inc.

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash of $28,780 and 7,427,039 Denison common shares. On March 24, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, were as follows:

	$
Cash	92,948
Future income tax assets (note 4)	13,972
Current liabilities	(3,580)
Long-term liabilities	(912)
	102,428

(in thousands of Canadian dollars)

8 Segmented information

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation services to the oil and gas industry.

(three months ended March 31)	Canada		United States		Intersegment Eliminations		Consolidated	
	2004 $	2003 $	2004 $	2003 $	2004 $	2003 $	2004 $	2003 $
Revenue	49,236	35,770	8,062	2,772	-	(276)	57,298	38,266
Net income	8,585	5,591	483	(743)	-	-	9,068	4,848
Segmented assets	211,456	102,557	4,798	3,868	(464)	(3,385)	215,790	103,040
Capital expenditures	12,257	8,908	173	-	-	-	12,430	8,908
Goodwill	3,276	3,276	-	-	-	-	3,276	3,276

Management's Discussion and Analysis

Additional information relating to the Company, including its annual information form, is available through SEDAR at www.sedar.com.

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Calfrac for the three and nine months ended September 30, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital". Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Consolidated revenue for the three months ended September 30, 2004 rose 27% to $60.5 million compared to $47.5 million the previous year. This increase was the result of improved activity levels and a larger fleet of equipment operating in both Canada and the United States. Calfrac recorded net income of $11.8 million ($0.67 per share) for the third quarter of 2004, an increase of 56% over the $7.5 million ($0.77 per share) recorded in 2003, while cash flow from operations grew 53% to $14.9 million ($0.85 per share) from $9.8 million ($1.00 per share) a year ago.

Strong activity levels in the Canadian market contributed to a 46% year-over-year increase in nine-month consolidated revenue to $158.9 million from $108.5 million recorded in 2003. Net income for the first nine months of 2004 increased 83% to $22.5 million ($1.50 per share) from $12.3 million ($1.26 per share) the previous year and cash flow from operations totaled $30.8 million ($2.05 per share), a 56% increase from the $19.8 million ($2.03 per share) recorded for 2003.

RESULTS OF OPERATIONS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004 AND 2003 ›

Revenue

Third quarter revenue from Canadian operations increased 24% to $53.6 million versus $43.2 million a year ago. Activity in July and August was weak due to inclement weather experienced throughout most of Western Canada resulting in a significant reduction in the number of wells completed during the period compared to 2003. September, however, brought dryer conditions and consequently a record month of activity and strong momentum heading into the fourth quarter. Revenue for the three-month period was positively impacted by the introduction of an additional fracturing spread that was placed in service in September, thereby bringing the total number of fracturing spreads at quarter-end to 11. During the third quarter of 2004, Calfrac completed 1,521 Canadian fracturing jobs for an average revenue of $32,482 per job compared to 1,498 jobs for $26,400 per job the prior year and 1,151 jobs for $28,725 per job recorded in the second quarter of 2004. A 5% price book increase for the Company's service offerings that became effective July 1, 2004 partially attributed to the quarter-over-quarter improvement. As well, a greater percentage of the work completed in the period resided in the Red Deer and Grande Prairie regions of Alberta, which tend to be of greater depth and therefore higher per job revenues. Other revenue totaled $4.2 million versus $3.6 million in 2003. This 17% increase was a result of higher activity levels and a full quarter's revenue contribution from Ram Cementers Inc. ("Ram"), which was acquired in the second quarter of 2004.

Canadian revenue for the first nine months of 2004 increased 42% to $138.7 million versus $97.9 million a year ago primarily as a result of higher activity levels, particularly in the first quarter, as well as a larger fleet of equipment in 2004 compared to 2003. During this period, the Company completed 4,052 Canadian fracturing jobs for an average revenue of $31,289 per job compared to 3,344 jobs for an average revenue of $26,616 per job in 2003. Other revenue totaled $11.9 million versus $8.5 million recorded during the nine-month period ended September 30, 2003.

In the United States, third quarter revenue increased 57% to $6.9 million from $4.4 million recorded in 2003 and was 32% higher than the $5.2 million generated during the second quarter of 2004. Strong activity levels and further expansion of the Company's customer base in the U.S. Rocky Mountain region are anticipated to continue for the remainder of the year.

Revenue from U.S. operations for the nine-month period ended September 30, 2004 totaled $20.2 million versus $11.0 million a year ago. The 84% increase was primarily as a result of stronger activity levels experienced during the first and third quarters of 2004 and the addition of a second conventional fracturing spread to the Company's U.S. fleet in May 2004.

Fracturing revenue from both Canadian and United States operations totaled $56.3 million for the 2004 three-month period representing 93% of consolidated revenue compared to $43.9 million or 92% recorded a year ago.

Gross Margin

In the third quarter of 2004, consolidated gross margins increased 18% to $20.7 million from $17.5 million recorded in 2003 due to increases in Canadian revenue and job counts. As a percentage of revenue, consolidated gross margins declined to 34% during the 2004 three-month period versus 37% a year ago primarily as a result of a decrease in Canadian activity levels early in the quarter due to inclement weather. Margins in the third quarter of 2004 were also negatively influenced by weak U.S. activity levels for the month of July. Additional expenses were also incurred in Canada that were associated with the deployment of additional fracturing spreads in September and October 2004.

For the first nine months of 2004, consolidated gross margins improved 37% to $49.4 million compared to $36.1 million recorded in 2003. As a percentage of revenue, consolidated gross margins for the period declined to 31% from 33% in 2003 due to a year-over-year drop in U.S. gross margins. In addition, revenue from U.S. operations, which generated lower gross margins, comprised 13% of consolidated revenue compared to 10% for the first nine months of 2003.

Selling, General and Administrative Expenses ("SG&A")

As a percentage of revenue, SG&A increased to 9% in the third quarter of 2004 from 7% in the comparable 2003 period. The year-over-year increase was due to higher provisions for performance bonuses payable to employees as well as higher SG&A required to support the growth of the Company. Calfrac also recorded a stock-based compensation expense of $154,000 in the quarter related to the grant of stock options. For the 2004 and 2003 nine-month periods, SG&A as a percentage of revenue remained constant at 8%.

Interest, Depreciation and Other Expenses

For the nine months ended September 30, 2004, interest expenses declined 64% primarily as a result of debt repayments made at the end of March 2004 that totaled $22.8 million. Depreciation expenses rose during the three-month period due to the increase in operating equipment. It is anticipated that these expenses will continue to climb throughout the remainder of the year as additional equipment is placed in service. Other expenses arise from fluctuations in Canadian and U.S. exchange rates.

Income Tax

As a result of the amalgamation with Denison Energy Inc. completed on March 24, 2004, Calfrac was able to significantly reduce its current income tax with respect to Canadian operations and anticipates similar reductions will be recorded over the next several years. Consequently, the current tax provision for the third quarter of 2004 of $0.5 million related primarily to the profitability of Ram and the Company's United States operations. Future income tax expense for the third quarter of 2004 was a drawdown of $0.2 million, which consisted of certain expenses that are non-deductible in the current period.

QUARTERLY FINANCIAL INFORMATION ›

Three Months Ended	Dec.31, 2002	Mar.31, 2003	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30 20004	**Sep.30, 2004**
(000s, except per share data)	$	$	$	$	$	$	$	$
Revenue	29,939	38,266	22,714	47,514	48,065	57,298	41,066	**60,538**
Net income	3,214	4,848	(60)	7,525	7,336	9,068	1,657	**11,771**
Per share								
basic & diluted	0.19	0.28	(0.00)	0.44	0.43	0.53	0.10	**0.67**

Note: Historical earnings per share have been calculated on the 17,107,277 shares outstanding as at March 24, 2004. This is not in accordance with Canadian GAAP as comparative per share information based on Canadian GAAP would not provide a meaningful comparison due to the changes in Calfrac's issued shares since it became a public issuer in March 2004.

DISCUSSION OF FINANCIAL CONDITION AS AT SEPTEMBER 30, 2004 ›

Liquidity and Capital Resources

As at September 30, 2004, the Company had positive working capital of $36.4 million, which was in excess of the long-term portion of debt that totaled $4.1 million, and as a result, had no net debt.

During the third quarter, the Company entered into a bought deal financing with a syndicate of underwriters to sell 1,000,000 common shares in the capital of the Company at a price of $28.40 per common share for net proceeds of $26,912,000. The proceeds of the financing will be used to fund the Company's capital expenditures and other general corporate purposes.

Capital expenditures approved by the Company's Board of Directors for 2004 total $51.0 million, of which $36.5 million has been recorded in the financial statements for the period ended September 30, 2004. As part of this capital program, the Company recently introduced two additional fracturing spreads to its Canadian operations: one spread is based out of Medicine Hat and the second out of Grande Prairie. As at the date of this report, Calfrac has a total of 14 fracturing spreads. The Company is currently constructing three

additional fracturing spreads, two of which are specifically designed to complete high rate nitrogen fractures on natural gas from coal (NGC) wells in Canada. As reported previously, the first NGC spread is expected to be brought into service late in the fourth quarter of 2004 and the second spread is anticipated to be operational in the first quarter of 2005. The third spread will be a conventional fracturing spread to be deployed in either Canada or the United States during the first quarter of 2005, depending on market conditions. Delivery of these additional spreads is scheduled to be completed within both time and budget parameters.

In early October 2004, Calfrac began to receive shipments of nitrogen from a facility located in Strathmore, Alberta. These shipments are based on a multi-year contract signed earlier in the year that will guarantee Calfrac the right to all of the product produced at this facility. As supply of these products is expected to be limited for the foreseeable future, this contract is a critical component to ensure Calfrac has the ability to deliver on its commitments to its customer base.

With its recent equity issue, available credit facilities and expected cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the foreseeable future.

ACQUISITION OF CALFRAC SHARES, SHARE CANCELLATION, BUSINESS COMBINATION AND EQUITY FINANCING ›

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("DEI") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by DEI issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, DEI completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash component of DEI's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the transaction between DEI and Calfrac, DEI amalgamated with Calfrac and the successor company changed its name to "Calfrac Well Services Ltd." The combination of DEI and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac operations.

Following these transactions, the Company's primary business is the provision of fracturing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

TAX ATTRIBUTES ›

As reflected in note 5 to the consolidated financial statements, the Company has estimated tax pools of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts include non-capital losses of approximately $69.0 million, of which $18.8 million is scheduled to expire on December 31, 2004. Of the remaining amount, $38.6 million is scheduled to expire on December 31, 2008 and $11.6 million is scheduled to expire on December 31, 2009. The Company expects to fully utilize all tax pools prior to the expiration dates.

STOCK OPTION PLAN ›

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The objective of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, an initial grant of 388,100 stock options at $31.45 per option was made to existing employees during the third quarter of 2004. Based on this grant price and current assumptions, the fair value of each option, as per the Black-Scholes pricing model, is approximately $8.65 per option. A stock-based compensation expense of $154,000 was booked in the quarter related to the grant of these options. As disclosed in the Company's second quarter report, the Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result and subsequent to quarter-end, the Company granted, in aggregate, 30,000 deferred stock units to the Company's six outside directors. In addition, the Company's three most senior officers were not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was also provided subsequent to quarter-end. The amount of the grant to be earned by senior officers will be linked to the 2004 corporate performance. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. The Company will be required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation, valuation of stock option benefits, and except as noted below, have not changed from those disclosed in the Company's interim report for the three months ended March 31 and June 30, 2004.

As described in note 9 to the consolidated financial statements for the three and nine months ended September 30, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

RISKS AND UNCERTAINTIES ›

The Company is subject to a number of risks and uncertainties, which were described in the Company's interim report for the three months ended March 31, 2004 and which have not changed from the disclosure in that report.

OUTLOOK ›

On October 28, 2004, the Petroleum Services Association of Canada ("PSAC") updated its well count forecast for 2004 and also provided its 2005 predictions. The 2004 forecast estimates a total well count of 22,160, of which approximately 70% will target natural gas. As the majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons, the Company believes that the demand for hydraulic fracturing services is likely to remain at record levels for the remainder of the year. The PSAC forecast for 2005 predicts an all-time record well count of 24,035 wells, an 8% year-over-year improvement that is largely due to the expected increase in coalbed methane ("CBM") activity. The number of CBM wells is expected to increase from 1,000 in 2004 to 3,000 in 2005. To meet this expected demand, and as noted earlier in this report, the Company plans to double its existing capacity of Canadian fracturing spreads focusing on CBM activity from two to four spreads by the end of the first quarter of 2005.

Activity levels for Ram's cementing services have been very encouraging. Calfrac anticipates that with the expansion of Ram's fleet of equipment and augmented marketing and operational capabilities, Ram will become a larger contributor to the Company's performance going forward.

Calfrac's United States operations have also recently experienced a significant increase in activity levels, which is expected to continue for the remainder of 2004 and well into 2005. With additional capital recently deployed and a growing customer base in the U.S. Rocky Mountain region, the Company feels that it is well positioned to take advantage of the expected increase in activity.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading in the Company's interim report for the three months ended March 31, 2004. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared: Monday, November 8, 2004

Management's Discussion and Analysis

Additional information relating to the Company, including its annual information form, is available through SEDAR at www.sedar.com.

RESULTS FROM OPERATIONS FOR THE SECOND QUARTER ENDED JUNE 30, 2004 AND 2003 ›

Revenue

Consolidated revenue for the second quarter of 2004 totaled $41.1 million compared to $22.7 million recorded in the same quarter in 2003. This 81% increase is primarily as a result of increased activity in both Canada and in the United States.

In Canada, revenue increased 90% to $35.9 million versus $18.9 million a year ago. Fracturing activity was initially strong in the 2004 period, but was hampered by inclement weather during May and June. Calfrac completed 1,151 Canadian fracturing jobs for an average revenue of $28,725 per job compared to 715 jobs for $23,676 per job the prior year. Second quarter operating activities were down approximately 17% from the 1,383 Canadian fracturing jobs for average revenue of $32,043 per job posted in the first three months of the year as a result of spring breakup and weather restrictions. Other revenue totaled $2.8 million versus $2.0 million recorded during the second quarter of 2003. Due to the ongoing record levels of Canadian oilfield industry activity, the Company expects strong demand for its services throughout the remainder of 2004.

For the three months ended June 30, 2004, revenue from United States operations increased 37% to $5.2 million versus $3.8 million in 2003. However, this was lower than the $8.1 million generated during the first quarter of this year. In May 2004, the Company added a second conventional fracturing spread to its U.S. fleet and initial fracturing jobs were successfully completed during the quarter for two new customers to Calfrac, both of which are major operators in the U.S. Rocky Mountain region. Management anticipates that due to an expected slowdown in activity over the summer months, the addition of new customers and equipment will not translate into significantly higher U.S. revenues until the fourth quarter of 2004.

Strong activity levels in both Canada and for the first four months of this year in the United States contributed to a 61% year-over-year increase in six-month consolidated revenue to $98.4 million from $61.0 million a year ago. During the first half of 2004, the Company completed 2,534 Canadian fracturing jobs for an average revenue of $30,536 per job compared to 1,846 jobs for an average revenue of $26,791 per job in 2003. Revenue from U.S. fracturing operations totaled $13.3 million, double the $6.6 million achieved during the 2003 six-month period. On a combined basis, fracturing revenue totaled $90.7 million representing 92% of consolidated revenue versus $56.1 million or 92% a year ago.

Gross Margin

In the second quarter of 2004, consolidated gross margins increased 47% to $7.6 million from $5.2 million recorded in 2003 primarily due to increases in Canadian revenue and job counts. As a percentage of revenue, consolidated gross margins declined to 19% during the second quarter of 2004 versus 23% a year ago. This decrease is primarily attributable to increased expenses incurred during the 2004 three-month period as a result of adding a second fracturing spread to its U.S. operations and the decline in U.S. revenues compared to the immediately preceding quarter.

For the first six months of 2004, consolidated gross margins increased 55% to $28.7 million compared to $18.5 million recorded in 2003. As a percentage of revenue, consolidated gross margins for the period declined from 30% to 29% in 2004 due to a year-over-year decline in U.S. gross margins from 19% to 18% plus the fact that in the first half of 2004, revenue from U.S. operations, which generated lower gross margins, comprised 14% of consolidated revenue compared to 11% for the same period in 2003.

Selling, General and Administrative Expenses ("SG&A")

As a percentage of revenue, SG&A decreased from 9% in the second quarter of 2003 to 7% in the comparable 2004 period. For the six-month period, SG&A as a percentage of revenue declined from 8% in 2003 to 7% in 2004. The decreases recorded in both reporting periods were a result of the significant improvement in revenue, which more than offset the increase in the actual dollar amount of SG&A required to support the growth of the Company.

Interest, Depreciation and Other Expenses

For the three months ended June 30, 2004, interest expenses declined 77% primarily as a result of debt repayments made at the end of March 2004 that totaled $22.8 million. Depreciation expenses rose during the three-month period due to the increase in operating equipment. It is anticipated that these expenses will continue to climb throughout the remainder of the year as additional equipment is placed in service. Other expenses arise from fluctuations in Canadian and U.S. exchange rates.

Income Tax

As a result of the amalgamation with Denison Energy Inc. completed on March 24, 2004, Calfrac was able to significantly reduce its current income tax with respect to Canadian operations and anticipates similar reductions will be recorded over the next several years. Consequently, the current tax provision for the second quarter of 2004 included $292,000 of income tax payable in Canada, which was offset by $513,000 in current income tax recoveries resulting from losses incurred in the United States to give a consolidated current income tax recovery of $221,000 for the current quarter.

Future income tax for the second quarter of 2004 consisted of $215,000 of expense related to Canadian operations and a credit of $75,000 related to United States operations for a net consolidated future tax expense of $140,000.

QUARTERLY FINANCIAL INFORMATION ›

Three Months Ended	Sep.30, 2002	Dec.31, 2002	Mar.31, 2003	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	**Jun.30, 2004**
(000s, except per share data)	$	$	$	$	$	$	$	$
Revenue	22,862	29,939	38,266	22,714	47,514	48,065	57,298	**41,066**
Net income	2,646	3,214	4,848	(60)	7,524	7,337	9,068	**1,657**
Per share								
basic & diluted	0.15	0.19	0.28	(0.00)	0.44	0.43	0.53	**0.10**

Note: As a result of Calfrac becoming a public issuer in March 2004, per share information for periods preceding the public offering is not comparable. Historical earnings per share have been calculated on the 17,107,277 shares outstanding as at June 30, 2004. This is not in accordance with Canadian GAAP.

DISCUSSION OF FINANCIAL CONDITION AS AT JUNE 30, 2004 ›

Liquidity and Capital Resources

As at June 30, 2004, the Company had positive working capital of $8.3 million, which was in excess of the long-term portion of debt that totaled $5.0 million, and as a result, had no net debt.

During the second quarter of 2004, Calfrac accepted an offer from its bank to increase its credit facilities. The Company's line of credit was increased to $15.0 million and will bear interest at the bank prime rate. This line of credit is undrawn at the date of this report with the exception of $1.75 million allocated to letters of credit issued on the Company's behalf by the bank. The new facility also includes a revolving $25.0 million term loan that will bear interest at the bank prime rate plus 0.625%. The facility will be secured by new equipment acquisitions and has not been drawn down. Formal documentation for the new credit facilities will be finalized during the third quarter of 2004.

Capital expenditures approved by the Company's Board of Directors for 2004 were recently increased to $51.0 million, of which $23.7 million has been recorded in the financial statements for the period ended June 30, 2004. The increase in approved capital expenditures of approximately $17.0 million relates to the Company's construction of three additional fracturing spreads, two of which will be specifically designed to complete high rate nitrogen fractures on natural gas from coal (NGC) wells in Canada. The first NGC spread is expected to be brought into service late in the fourth quarter of 2004 and the second spread is anticipated to be operational in the first quarter of 2005. The third spread will be a conventional fracturing spread to be deployed in either Canada or the United States during the first quarter of 2005, depending on market conditions.

With its available credit facilities, expected cash flow from operations and access to capital markets, the Company expects to have adequate resources to fund its financial obligations.

During the second quarter of 2004, the Company acquired a 70% interest in Ram Cementers Inc. At the date of acquisition, the major assets of Ram comprised of three single pumping units and one twin pumping unit. Ram plans to incur additional capital expenditures of approximately $4.0 million, which will add four pumping units and support equipment. This equipment is expected to be operational by the first quarter of 2005 and will be funded by Ram's credit facilities. The Company has provided a corporate guarantee in the amount of $1.2 million in support of this credit facility.

Contractual obligations are unchanged from the disclosure provided in the Company's 2004 first quarter report, except for the above-mentioned corporate guarantee provided by Calfrac to assist in securing Ram's credit facility.

ACQUISITION OF CALFRAC SHARES, SHARE CANCELLATION, BUSINESS COMBINATION AND EQUITY FINANCING ›

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("DEI") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by DEI issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, DEI completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash component of DEI's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the transaction between DEI and Calfrac, DEI amalgamated with Calfrac and the successor company changed its name to "Calfrac Well Services Ltd." The combination of DEI and Calfrac has been accounted for in accordance with Canadian generally accepted accounting principles ("GAAP") with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac operations.

Following these transactions, the Company's primary business is the provision of fracturing and well stimulation services to companies exploring for and developing petroleum and natural gas in North America.

TAX ATTRIBUTES ›

As reflected in note 5 to the consolidated financial statements, the Company has estimated tax pools of approximately $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes. These amounts include non-capital losses of approximately $66.0 million, of which $27.0 million is expected to expire on December 31, 2004 with the remaining $39.0 million expected to expire on December 31, 2008.

STOCK OPTION PLAN ›

The Compensation Committee of the Board of Directors, in conjunction with senior management, undertook a comprehensive review of alternatives for long-term incentive plans. The mandate of the Committee was to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. As a result, a grant of 400,000 stock options to existing employees was approved. This grant will be made during the third quarter of 2004, and based on a grant price of $30.00 per option and current assumptions, the Company estimates that the fair value of each option as per the Black-Scholes pricing model will be approximately $9.00. As a separate component of this plan and in order to keep the Company's incentive plan competitive, Calfrac intends to introduce on a trial basis for the last half of 2004 and for the entire 2005 fiscal year, an enhancement to its existing incentive bonus plan. In terms of this enhancement, which will apply to senior employees, the Company will match a portion of the bonus earned that will be

invested by the employee in shares of the Company to be purchased on the open market. To earn the maximum possible bonus, the employees must ensure that the Company achieves a target rate of return based on average capital employed. If this rate of return is not achieved, the amount of bonus earned will be reduced or eliminated. Based on the current staff and capital employed, management estimates that this enhancement will have an annual cost of approximately $1.5 million if superior performance criteria are met.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result, a grant of 30,000 deferred stock units in aggregate to the Company's six outside directors has therefore been approved. In addition, the Company's three most senior officers are not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units has been approved for these officers. Both of these grants will be made during the third quarter of 2004. The amount of the grant realized by senior officers will be linked to the corporate performance in 2004. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. The Company will be required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period.

CRITICAL ACCOUNTING ESTIMATES ›

This Management's Discussion and Analysis is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation, and except as noted below, have not changed from those disclosed in the Company's interim report for the three months ended March 31, 2004.

As described in note 8 to the consolidated financial statements for the three and six months ended June 30, 2004, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

Selected consolidated financial information

Three months ended March 31 **Unaudited:** (In thousands of dollars except per share amounts)	**2004**	Increase (Decrease)	**2003**
Revenue	57,298	19,032 *50%*	38,266
Gross margin	21,063	7,740 *58%*	13,323
Restructuring expenses(3)	965		
EBITDA(1)	16,186	6,092 *60%*	10,094
Income tax	4,091	1,449 55%	2,642
Cash flow from operations(2)	11,235	4,062 57%	7,173
Net earnings	9,068	4,220 *87%*	4,848
Earnings per share (basic and diluted) in accordance with Canadian GAAP	$0.87		$0.50
Issued and outstanding shares as at March 31, 2004 (in 000's)	17,107		17,107
Earnings per Share (basic and diluted) based on shares outstanding as at March 31, 2004	$0.53		$0.28
Operating fracturing spreads at end of quarter			
Conventional fracturing (Blender spreads)	9		9
Natural Gas from Coal (NGC)	2		1
Total number of fracturing spreads	11		10

Notes

1. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.
2. Cash flow from operations is not a term that is approved under Canadian GAAP but the Company believes that it provides useful information to the reader on the trend of operating cash flow.
3. Restructuring expenses relate to expenses incurred by the Company with respect to the DEI/Calfrac and other transactions discussed above that are not share issue expenses.

Calfrac enjoyed a record quarter during the first three months of 2004. On a consolidated basis, the Company completed 1,489 fracturing jobs during this period for an average fracturing revenue per job of $35,176 compared to 1,163 jobs for an average fracturing revenue per job of $30,352 in the same period of 2003. In the immediately preceding quarter (4th quarter of 2003), 1,677 fracturing jobs were completed for an average fracturing revenue of $27,202 per job. During the quarter ended March 31, 2004, revenue from fracturing NGC wells amounted to 12% of consolidated fracturing revenue. Total fracturing revenue was 91.5% of consolidated revenue during the first quarter of 2004.

In Canada, notwithstanding extremely cold weather that shut down operations for a week in January and an early spring break up in the southern and central parts of Alberta, the Company achieved strong levels of activity and revenue. The first quarter was more traditional as compared to 2003, in that activity migrated to the central and northern areas of the Western Sedimentary Basin from the more southern regions that are normally more active in the spring, summer and early winter. This movement from the shallow gas prone area is the reason why the job count in the current quarter is less than in the immediately preceding quarter.

Revenue from the Company's operations in the Rocky Mountains of the USA increased by 191% during the quarter ended March 31, 2004 compared to the corresponding period in 2003, when fracturing operations were delayed by customer contract negotiations.

Consolidated gross margins were 36.8% of revenue for the quarter ended March 31, 2004 versus 34.8% in the same quarter of 2003. The percentage of gross margins to revenue in Canada during the first quarter of 2004 was virtually the same versus 2003. The improvement in the percentage of revenue for the consolidated margin in 2004 is entirely due to the improvement in the USA margins. Therefore, most of the increase in total gross margin is attributable to the increase in revenue.

The increase in selling, general and administrative expenses is due to increases in staff resulting from the growth of the Company. This expense included the provision for staff annual incentive bonuses for the quarter. Notwithstanding these increases, selling, general and administrative expenses for the first quarter of 2004 declined to 7.0% as a percentage of revenue compared to 8.2% for the same quarter in 2003.

Interest expenses declined slightly in the quarter mainly due to scheduled repayments of principal and lower rates. However, interest expenses after the end of the quarter should be much lower due to the repayment of $22.8 million of debt on March 31, 2004. Future income taxes for the quarter were reduced due to the cumulative effect of lower tax rates on future timing differences.

Discussion of Financial Condition as at March 31, 2004

Liquidity and Capital Resources

During the quarter the Company received cash payments of approximately $92.9 million attributable to the net proceeds arising from share issues completed by DEI. Repayment of the promissory note consumed $58.4 million, $22.8 million was used to pay down long term debt and the remaining $11.7 million was transferred to working capital to fund capital expenditures and to pay for expenses of the transaction.

During the first quarter of 2004, the Company committed to capital expenditures amounting to approximately $33.8 million. This capital program is part of the Company's plan to add three conventional fracturing spreads to its equipment fleet prior to the commencement of the fourth quarter. In addition, management anticipates that capital expenditures of $5 million will be required in 2004 to maintain its equipment. Cash flow provided by operations in the first quarter of 2004 amounted to $11.2 million which was applied to increased working capital. Therefore, even though the Company has working capital of nearly $18 million as at March 31, 2004, it expects to increase the available amount of its revolving line of equipment term debt to finance a portion of the cost of constructing the three additional fracturing spreads planned for 2004.

At the end of March 2004, the Company had cash balances amounting to approximately $12 million, an unused line of credit amounting to $8.8 million and an unused revolving line of term debt for equipment acquisitions amounting to $7.5 million. With these sources of funds combined with ongoing cash flow, management believes the Company can access sufficient capital resources to satisfy its capital expenditure requirements in 2004.

	Payments Due by Period				
Contractual Obligations (In thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long Term Debt	11,580	5,485	4,088	374	1,633
Operating Leases	7,460	2,200	1,900	1,160	2,200
Purchase Obligations (see below)	33,860	1,990	22,310	9,560	
Total Contractual Obligations	52,900	9,675	28,298	11,094	3,833

The Company has signed contracts for a term of three years with Ferus Gas Industries Limited Partnership for the supply of nitrogen and carbon dioxide. One of the contracts for the supply of nitrogen guarantees the Company the right to all of the nitrogen produced at a plant to be commissioned near Strathmore, Alberta. In return for this guaranteed supply of all the nitrogen produced by this plant, the Company has committed to monthly payments covering the cost of production and a recovery of capital costs. These payments commence on February 1, 2005 and terminate on February 1, 2008 provided that the Company provides six months notice of its intention to terminate. The amounts included in the schedule above are the estimated cost of the plant producing nitrogen at its planned capacity plus a small "take or pay" volume of carbon dioxide.

The Company has large income tax pools that it intends to use to shelter taxable income in the future. This saving in future income tax should significantly augment cash flow from operations for several years in the future.

Related Parties

The Company derives a significant portion of its revenue from a major customer. In the past this customer was related to the Company as it was a significant shareholder. This shareholder's interest was acquired by the Company effective December 31, 2003. As a result this customer is no longer a related party and there is no separate disclosure required. Notwithstanding this development, during the three months ended March 31, 2004, revenue from this customer amounted to \$26.8 million versus \$19.0 million in the same quarter of 2003. During 2003 the amount of revenue from the customer was \$76.8 million versus \$56.3 million in 2002.

Results from Operations for the Years ended December 31, 2003 and 2002

Overview

Well activity in western Canada reached an all time high in 2003. According to statistics published by Nickle's Daily Oil Bulletin, the number of wells completed in western Canada rose to 19,851 wells in 2003 versus 14,559 wells in 2002. Almost all of this increase was attributable to natural gas wells which increased to a record 13,944 wells completed versus 9,068 completed in 2002. The previous record for natural gas wells was in 2001 when 11,175 wells were completed. In the USA, the Company's activity in the first part of 2003 was delayed due to ongoing contract negotiations with its major customer.

Selected consolidated financial information

Years ended December 31 (In thousands of dollars except per share amounts)	**2003**	Increase (Decrease)	**2002**	Increase (Decrease)	**2001**
Revenue	156,558	60,492 63%	96,066	28,557 42%	67,509
Gross margin	53,090	21,819 70%	31,271	6,706 27%	24,565
EBITDA(1)	41,826	17,903 75%	23,923	4,367 22%	19,556
Income tax	10,962	4,972 83%	5,990	691 13%	5,299
Cash flow from operations(2)	30,306	12,168 67%	18,138	1,139 7%	16,999
Net earnings	19,649	9,625 96%	10,024	2,259 29%	7,765
Operating fracturing spreads at end of year					
Conventional fracturing (Blender spreads)	9		9		7
Natural Gas from Coal (NGC)	1		1		0
Total number of fracturing spreads	10		10		7

Notes

1. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.
2. Cash flow from operations is not a term that is approved under Canadian GAAP but the Company believes that it provides useful information to the reader on the trend of operating cash flow.

The Company achieved a record in 2003 in terms of revenue, margins and net income. The Company's equipment operated at capacity utilization during the year except for spring break up when wet weather resulted in ground conditions being too soft to accommodate Calfrac's usual level of activity in southern Alberta. However this weather delay was more than overcome by strong activity in the remainder of the year.

On a consolidated basis, the Company completed 5,182 fracturing jobs for an average fracturing revenue per job of $28,099 in the 2003 year versus 3,758 fracturing jobs for an average revenue per job of $23,326 in 2002.

Canadian revenue increased by 38% due to the combination of increased oilfield activity and the larger fleet of equipment that Calfrac had available. In the beginning of June 2003, Calfrac commenced services on its first long-term NGC contract. To the end of December 2003, NGC work produced 8% of total fracturing revenue compared to 2% in 2002. Revenue from USA operations fell by 8% in 2003 versus 2002 due to a delayed start resulting from contract negotiations and from the change in fracturing job type that resulted in the Company using a smaller proportion of proprietary chemicals.

On a consolidated basis, gross margins for 2003 at 34% of revenue were slightly better than 33% earned during 2002. However, there were large differences in geographical operations. In Canada, gross margins improved to 35% of revenue from 32% of revenue in 2002, mainly due to increased oilfield activity and improving prices from July 2003. However, the reduction in oilfield activity and changes in the method of fracturing in the DJ Basin impacted Calfrac's US operations in 2003 and gross margins declined to 19% of revenue for 2003 from 32% of revenue for 2002.

Selling, general and administrative expenses ("SG&A") increased 46% to $10.8 million for 2003 from $7.4 million in 2002. The largest components of SG&A are salaries and incentive bonus provisions. Increases in the number of employees will increase the cost of both salaries and incentive bonus provisions. The incentive bonus provision in SG&A covers all eligible employees, including operational staff. The amount of this provision is dependent on the excess of income before tax over a threshold rate of return calculated on average capital employed, subject to a maximum bonus level set for each employee. However, as both 2002 and 2003 bonuses were being provided at the maximum rates, the increase in 2003 is largely attributable to an increased number of employees in 2003. Notwithstanding the above, as a percentage of revenue, SG&A dropped to 6.9% in 2003 compared to 7.7% in 2002.

Net income for 2003 was 12.6% of revenue, up from the 10.4% of revenue earned in 2002. This increase was mainly attributable to the increase in revenue and to a lesser extent to the increase in gross margins.

Critical Accounting Estimates

This Management's Discussion and Analysis is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The Company's significant accounting policies are described in Note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made in regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As explained in Note 7 to the financial statements for the quarter, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal

advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

As described in Note 4 to the Company's financial statements for the quarter, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were estimated as tax returns for the relevant period have yet to be prepared and filed. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not yet assessed or audited any of these pools so far as they relate to Calfrac.

Risks and Uncertainties

Volatility Of Industry Conditions
The demand for fracturing and well stimulation services largely depends upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including: the level of oil and gas prices, government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality
In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, soft ground conditions curtail oilfield activity in all the Company's operating areas. This period, commonly referred to as "spring breakup" occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia and the Company mitigates the effect of these seasonal cycles by moving equipment to the areas where activity is still continuing. Finally, inclement weather can affect oilfield activity at any time of the year.

Dependence on Major Customer
Although the Company's customer base consists of more than 150 oil and gas exploration and production companies, nearly half of its revenue has historically come from one major customer. This customer was also an equity shareholder of the Company, but recently disposed of its equity interest. The Company has no reason to believe that there will be any change to this relationship in the future. The Company has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005. Notwithstanding the foregoing, no assurance can be given that Calfrac's relationship with this customer will continue.

Sources, Pricing and Availability of Material and Manpower
The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing from a variety of suppliers, and its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance
The Company's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company operates a loss prevention program in accordance with industry standards. The Company maintains insurance coverage that it believes to be adequate and customary in the industry, however, there can be no assurance that such insurance will be adequate to cover potential liabilities.

Greece Legal Actions
The Company is involved in several legal actions with former employees of a DEI subsidiary relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however, the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations
The Company has distributed it former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims or losses filed against the Company may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition
The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk
The Company's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate. This exposure is somewhat mitigated by the Company's operations in the USA, however these operations are not sufficiently large enough to offset the exchange rate risk for Canadian operations.

Mitigation of Risks and Uncertainties
The Company expects that its strong financial position, seasoned management with large investments at risk, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

Outlook
The Company believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

Management believes that the number of natural gas wells completed each year is a good indicator of the potential level of fracturing activity, as most gas wells require fracturing. The number of gas wells completed in western Canada during 2003 increased to 13,944 from 9,068 in 2002. Recently the Petroleum Services Association of Canada ("PSAC") has forecast that 14,771 gas wells will be drilled in Canada during 2004. To meet this expected demand the Company expects to expand its complement of fracturing spreads from 10 crews at the end of 2003 to 14 crews at the end of 2004.

The weather patterns during April 2004 have been different from those experienced in 2003 in that the wet weather which shut down fracturing activity in the southern part of Alberta has not been as prevalent. Should the weather patterns hold, the Company looks forward to a second quarter in 2004 that will have higher activity levels than the second quarter of 2003.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes", "forecast" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared on Wednesday, May 12, 2004

Management's Discussion and Analysis

Calfrac Well Services Ltd.
For the three months ended March 31, 2004 and 2003
and for the years ended December 31, 2003 and 2002

Acquisition of Calfrac, Equity Financing and Share Cancellation

On March 23, 2004, Calfrac Well Services Ltd. ("Calfrac") exercised its option to purchase all of the shares of 1070479 Alberta Ltd. ("1070479"). At the time of purchase, the only asset in 1070479 was 4,289,844 shares of Calfrac that 1070479 had purchased from a major customer of Calfrac and its only liability was a promissory note to that customer in the amount of $58.4 million. Subsequently 1070479 was wound up into Calfrac and the 4,289,844 above-mentioned shares were cancelled and the promissory note for $58.4 million assumed by Calfrac was paid in full.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("DEI") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by DEI issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, DEI completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The net proceeds were used to finance the cash component of DEI's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of the above-mentioned promissory note in the of amount $58.4 million. The balance of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the acquisition, DEI amalgamated with Calfrac and the successor company changed its name to "Calfrac Well Services Ltd." ("Calfrac" or "Company").

Following these transactions, the Company's major operating business is the provision of fracturing and well stimulation services to customers exploring for and developing petroleum and natural gas in North America.

The ongoing business and the management of the Company is now the preexisting business and management of Calfrac. The combination of DEI and Calfrac is being accounted for in accordance with Canadian generally accepted accounting principles ("GAAP") with Calfrac as the acquiring entity. Therefore, the financial results for all periods presented in this report are those generated by Calfrac operations.

Additional information relating to the Company, including its annual information form, is available on SEDAR at www.sedar.com.

Results from operations for the first quarter ended March 31, 2004 and 2003

Overview

Well activity in western Canada remained high during the first quarter of 2004. According to statistics published by Nickle's Daily Oil Bulletin, the number of wells completed in western Canada rose 26% to 5,066 wells during the 3 months ended March 31, 2004, compared to the 4,020 wells completed during the same period in 2003. Natural gas wells in the first quarter rose 32% to 3,433 compared to 2,608 in 2003. This is particularly relevant as the majority of natural gas wells completed require stimulation through hydraulic fracturing.

Selected consolidated financial information

Three months ended March 31 **Unaudited:** (In thousands of dollars except per share amounts)	**2004**	Increase (Decrease)	**2003**
Revenue	57,298	19,032 *50%*	38,266
Gross margin	21,063	7,740 *58%*	13,323
Restructuring expenses(3)	965		
EBITDA(1)	16,186	6,092 *60%*	10,094
Income tax	4,091	1,449 55%	2,642
Cash flow from operations(2)	11,235	4,062 57%	7,173
Net earnings	9,068	4,220 *87%*	4,848
Earnings per share (basic and diluted) in accordance with Canadian GAAP	$0.87		$0.50
Issued and outstanding shares as at March 31, 2004 (in 000's)	17,107		17,107
Earnings per Share (basic and diluted) based on shares outstanding as at March 31, 2004	$0.53		$0.28
Operating fracturing spreads at end of quarter			
Conventional fracturing (Blender spreads)	9		9
Natural Gas from Coal (NGC)	2		1
Total number of fracturing spreads	11		10

Notes

1. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.
2. Cash flow from operations is not a term that is approved under Canadian GAAP but the Company believes that it provides useful information to the reader on the trend of operating cash flow.
3. Restructuring expenses relate to expenses incurred by the Company with respect to the DEI/Calfrac and other transactions discussed above that are not share issue expenses.

Calfrac enjoyed a record quarter during the first three months of 2004. On a consolidated basis, the Company completed 1,489 fracturing jobs during this period for an average fracturing revenue per job of $35,176 compared to 1,163 jobs for an average fracturing revenue per job of $30,352 in the same period of 2003. In the immediately preceding quarter (4th quarter of 2003), 1,677 fracturing jobs were completed for an average fracturing revenue of $27,202 per job. During the quarter ended March 31, 2004, revenue from fracturing NGC wells amounted to 12% of consolidated fracturing revenue. Total fracturing revenue was 81.5% of consolidated revenue during the first quarter of 2004.

In Canada, notwithstanding extremely cold weather that shut down operations for a week in January and an early spring break up in the southern and central parts of Alberta, the Company achieved strong levels of activity and revenue. The first quarter was more traditional as compared to 2003, in that activity migrated to the central and northern areas of the Western Sedimentary Basin from the more southern regions that are normally more active in the spring, summer and early winter. This movement from the shallow gas prone area is the reason why the job count in the current quarter is less than in the immediately preceding quarter.

Revenue from the Company's operations in the Rocky Mountains of the USA increased by 191% during the quarter ended March 31, 2004 compared to the corresponding period in 2003, when fracturing operations were delayed by customer contract negotiations.

Consolidated gross margins were 36.8% of revenue for the quarter ended March 31, 2004 versus 34.8% in the same quarter of 2003. The percentage of gross margins to revenue in Canada during the first quarter of 2004 was virtually the same versus 2003. The improvement in the percentage of revenue for the consolidated margin in 2004 is entirely due to the improvement in the USA margins. Therefore, most of the increase in total gross margin is attributable to the increase in revenue.

The increase in selling, general and administrative expenses is due to increases in staff resulting from the growth of the Company. This expense included the provision for staff annual incentive bonuses for the quarter. Notwithstanding these increases, selling, general and administrative expenses for the first quarter of 2004 declined to 7.0% as a percentage of revenue compared to 8.2% for the same quarter in 2003.

Interest expenses declined slightly in the quarter mainly due to scheduled repayments of principal and lower rates. However, interest expenses after the end of the quarter should be much lower due to the repayment of $22.8 million of debt on March 31, 2004. Future income taxes for the quarter were reduced due to the cumulative effect of lower tax rates on future timing differences.

Discussion of Financial Condition as at March 31, 2004

Liquidity and Capital Resources

During the quarter the Company received cash payments of approximately $92.9 million attributable to the net proceeds arising from share issues completed by DEI. Repayment of the promissory note consumed $58.4 million, $22.8 million was used to pay down long term debt and the remaining $11.7 million was transferred to working capital to fund capital expenditures and to pay for expenses of the transaction.

During the first quarter of 2004, the Company committed to capital expenditures amounting to approximately $33.8 million. This capital program is part of the Company's plan to add three conventional fracturing spreads to its equipment fleet prior to the commencement of the fourth quarter. In addition, management anticipates that capital expenditures of $5 million will be required in 2004 to maintain its equipment. Cash flow provided by operations in the first quarter of 2004 amounted to $11.2 million which was applied to increased working capital. Therefore, even though the Company has working capital of nearly $18 million as at March 31, 2004, it expects to increase the available amount of its revolving line of equipment term debt to finance a portion of the cost of constructing the three additional fracturing spreads planned for 2004.

At the end of March 2004, the Company had cash balances amounting to approximately $12 million, an unused line of credit amounting to $8.8 million and an unused revolving line of term debt for equipment acquisitions amounting to $7.5 million. With these sources of funds combined with ongoing cash flow, management believes the Company can access sufficient capital resources to satisfy its capital expenditure requirements in 2004.

	Payments Due by Period				
Contractual Obligations (In thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long Term Debt	11,580	5,485	4,088	374	1,633
Operating Leases	7,460	2,200	1,900	1,160	2,200
Purchase Obligations (see below)	33,860	1,990	22,310	9,560	
Total Contractual Obligations	52,900	9,675	28,298	11,094	3,833

The Company has signed contracts for a term of three years with Ferus Gas Industries Limited Partnership for the supply of nitrogen and carbon dioxide. One of the contracts for the supply of nitrogen guarantees the Company the right to all of the nitrogen produced at a plant to be commissioned near Strathmore, Alberta. In return for this guaranteed supply of all the nitrogen produced by this plant, the Company has committed to monthly payments covering the cost of production and a recovery of capital costs. These payments commence on February 1, 2005 and terminate on February 1, 2008 provided that the Company provides six months notice of its intention to terminate. The amounts included in the schedule above are the estimated cost of the plant producing nitrogen at its planned capacity plus a small "take or pay" volume of carbon dioxide.

The Company has large income tax pools that it intends to use to shelter taxable income in the future. This saving in future income tax should significantly augment cash flow from operations for several years in the future.

Related Parties
The Company derives a significant portion of its revenue from a major customer. In the past this customer was related to the Company as it was a significant shareholder. This shareholder's interest was acquired by the Company effective December 31, 2003. As a result this customer is no longer a related party and there is no separate disclosure required. Notwithstanding this development, during the three months ended March 31, 2004, revenue from this customer amounted to $26.8 million versus $19.0 million in the same quarter of 2003. During 2003 the amount of revenue from the customer was $76.8 million versus $56.3 million in 2002.

Results from Operations for the Years ended December 31, 2003 and 2002

Overview
Well activity in western Canada reached an all time high in 2003. According to statistics published by Nickle's Daily Oil Bulletin, the number of wells completed in western Canada rose to 19,851 wells in 2003 versus 14,559 wells in 2002. Almost all of this increase was attributable to natural gas wells which increased to a record 13,944 wells completed versus 9,068 completed in 2002. The previous record for natural gas wells was in 2001 when 11,175 wells were completed. In the USA, the Company's activity in the first part of 2003 was delayed due to ongoing contract negotiations with its major customer.

Selected consolidated financial information

Years ended December 31 (In thousands of dollars except per share amounts)	**2003**	Increase (Decrease)	**2002**	Increase (Decrease)	**2001**
Revenue	156,558	60,492 *63%*	96,066	28,557 42%	67,509
Gross margin	53,090	21,819 *70%*	31,271	6,706 27%	24,565
EBITDA(1)	41,826	17,903 *75%*	23,923	4,367 22%	19,556
Income tax	10,962	4,972 83%	5,990	691 13%	5,299
Cash flow from operations(2)	30,306	12,168 67%	18,138	1,139 7%	16,999
Net earnings	19,649	9,625 *96%*	10,024	2,259 29%	7,765
Operating fracturing spreads at end of year					
Conventional fracturing (Blender spreads)	9		9		7
Natural Gas from Coal (NGC)	1		1		0
Total number of fracturing spreads	10		10		7

Notes

1. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.
2. Cash flow from operations is not a term that is approved under Canadian GAAP but the Company believes that it provides useful information to the reader on the trend of operating cash flow.

The Company achieved a record in 2003 in terms of revenue, margins and net income. The Company's equipment operated at capacity utilization during the year except for spring break up when wet weather resulted in ground conditions being too soft to accommodate Calfrac's usual level of activity in southern Alberta. However this weather delay was more than overcome by strong activity in the remainder of the year.

On a consolidated basis, the Company completed 5,182 fracturing jobs for an average fracturing revenue per job of $28,099 in the 2003 year versus 3,758 fracturing jobs for an average revenue per job of $23,326 in 2002.

Canadian revenue increased by 38% due to the combination of increased oilfield activity and the larger fleet of equipment that Calfrac had available. In the beginning of June 2003, Calfrac commenced services on its first long-term NGC contract. To the end of December 2003, NGC work produced 8% of total fracturing revenue compared to 2% in 2002. Revenue from USA operations fell by 8% in 2003 versus 2002 due to a delayed start resulting from contract negotiations and from the change in fracturing job type that resulted in the Company using a smaller proportion of proprietary chemicals.

On a consolidated basis, gross margins for 2003 at 34% of revenue were slightly better than 33% earned during 2002. However, there were large differences in geographical operations. In Canada, gross margins improved to 35% of revenue from 32% of revenue in 2002, mainly due to increased oilfield activity and improving prices from July 2003. However, the reduction in oilfield activity and changes in the method of fracturing in the DJ Basin impacted Calfrac's US operations in 2003 and gross margins declined to 19% of revenue for 2003 from 32% of revenue for 2002.

Selling, general and administrative expenses ("SG&A") increased 46% to $10.8 million for 2003 from $7.4 million in 2002. The largest components of SG&A are salaries and incentive bonus provisions. Increases in the number of employees will increase the cost of both salaries and incentive bonus provisions. The incentive bonus provision in SG&A covers all eligible employees, including operational staff. The amount of this provision is dependent on the excess of income before tax over a threshold rate of return calculated on average capital employed, subject to a maximum bonus level set for each employee. However, as both 2002 and 2003 bonuses were being provided at the maximum rates, the increase in 2003 is largely attributable to an increased number of employees in 2003. Notwithstanding the above, as a percentage of revenue, SG&A dropped to 6.9% in 2003 compared to 7.7% in 2002.

Net income for 2003 was 12.6% of revenue, up from the 10.4% of revenue earned in 2002. This increase was mainly attributable to the increase in revenue and to a lesser extent to the increase in gross margins.

Critical Accounting Estimates

This Management's Discussion and Analysis is based on the Company's consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The Company's significant accounting policies are described in Note 2 to the consolidated financial statements as at December 31, 2003. The preparation of the consolidated financial statements requires that certain estimates and judgements be made in regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the operating environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action and taxation.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As explained in Note 7 to the financial statements for the quarter, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal

advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time.

As described in Note 4 to the Company's financial statements for the quarter, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were estimated as tax returns for the relevant period have yet to be prepared and filed. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not yet assessed or audited any of these pools so far as they relate to Calfrac.

Risks and Uncertainties

Volatility Of Industry Conditions
The demand for fracturing and well stimulation services largely depends upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including: the level of oil and gas prices, government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality
In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, soft ground conditions curtail oilfield activity in all the Company's operating areas. This period, commonly referred to as "spring breakup" occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia and the Company mitigates the effect of these seasonal cycles by moving equipment to the areas where activity is still continuing. Finally, inclement weather can affect oilfield activity at any time of the year.

Dependence on Major Customer
Although the Company's customer base consists of more than 150 oil and gas exploration and production companies, nearly half of its revenue has historically come from one major customer. This customer was also an equity shareholder of the Company, but recently disposed of its equity interest. The Company has no reason to believe that there will be any change to this relationship in the future. The Company has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005. Notwithstanding the foregoing, no assurance can be given that Calfrac's relationship with this customer will continue.

Sources, Pricing and Availability of Material and Manpower
The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing from a variety of suppliers, and its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance
The Company's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company operates a loss prevention program in accordance with industry standards. The Company maintains insurance coverage that it believes to be adequate and customary in the industry, however, there can be no assurance that such insurance will be adequate to cover potential liabilities.

Greece Legal Actions
The Company is involved in several legal actions with former employees of a DEI subsidiary relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however, the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations
The Company has distributed it former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims or losses filed against the Company may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition
The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk
The Company's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate. This exposure is somewhat mitigated by the Company's operations in the USA, however these operations are not sufficiently large enough to offset the exchange rate risk for Canadian operations.

Mitigation of Risks and Uncertainties
The Company expects that its strong financial position, seasoned management with large investments at risk, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

Outlook
The Company believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

Management believes that the number of natural gas wells completed each year is a good indicator of the potential level of fracturing activity, as most gas wells require fracturing. The number of gas wells completed in western Canada during 2003 increased to 13,944 from 9,068 in 2002. Recently the Petroleum Services Association of Canada ("PSAC") has forecast that 14,771 gas wells will be drilled in Canada during 2004. To meet this expected demand the Company expects to expand its complement of fracturing spreads from 10 crews at the end of 2003 to 14 crews at the end of 2004.

The weather patterns during April 2004 have been different from those experienced in 2003 in that the wet weather which shut down fracturing activity in the southern part of Alberta has not been as prevalent. Should the weather patterns hold, the Company looks forward to a second quarter in 2004 that will have higher activity levels than the second quarter of 2003.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates", "can", "may", "expect", "believe or believes", "forecast" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company's expectations. These risks and uncertainties include the items discussed above under that heading. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

Prepared on Wednesday, May 12, 2004

CALFRAC WELL SERVICES LTD.

May 18, 2004

VIA SEDAR

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attention: Filings

Ladies and Gentlemen:

**RE: Calfrac Well Services Ltd. (the "Corporation")
Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2004 - SEDAR Project 00644062**

This is a supplemental filing to the Management's Discussion and Analysis of Financial Condition and Results of Operations of the Corporation for the three months ended March 31, 2004 (the "MD&A") filed on May 14, 2004.

The MD&A as filed contained the following error:

> In the last sentence at the bottom of page 2, total fracturing revenue as a percentage of consolidated revenue during the first quarter of 2004 was reflected as 81.5% but should be 91.5%.

These figures have been corrected in the enclosed revised MD&A.

On the basis of the foregoing, the version of the MD&A filed on May 14, 2004 should be disregarded and the enclosed version should be taken as the Corporation's MD&A for the 3 months ended March 31, 2004.

We trust this is satisfactory; please contact the undersigned if you require additional information.

Yours very truly,
CALFRAC WELL SERVICES LTD.

(Signed) "*Gordon Dibb*"
Gordon Dibb
Executive Vice President and
Chief Financial Officer

Cc: The securities regulatory authority in each of the other provinces of Canada

CALFRAC WELL SERVICES LTD.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Gordon A. Dibb, in my capacity as Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd., (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2004

Gordon A. Dibb
Chief Financial Officer

CALFRAC WELL SERVICES LTD.

RECEIVED
2005 APR 29 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Douglas R. Ramsay, in my capacity as Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2004

D.R. Ramsay
Douglas R. Ramsay
Chief Executive Officer

CALFRAC WELL SERVICES LTD.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Gordon A. Dibb, in my capacity as Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2004

Gordon A. Dibb
Chief Financial Officer

411 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1E3
24Hours: (403) 266-6000 • Fax: (403) 266-7381 • e-mail: sales@calfrac.com • website: www.calfrac.com

CALFRAC WELL SERVICES LTD.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Douglas R. Ramsay, the Chief Executive Officer of Calfrac Wells Services Ltd. ("Calfrac"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Calfrac, for the interim period ending March 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 13, 2004

Doug Ramsay

Douglas R. Ramsay
President and Chief Executive Officer

CALFRAC WELL SERVICES LTD.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Gordon A. Dibb, the Chief Financial Officer of Calfrac Wells Services Ltd. ("Calfrac"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Calfrac, for the interim period ending March 31, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 13, 2004

Gordon Dibb

Gordon A. Dibb
Executive Vice President and Chief Financial Officer

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 28, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs:

Subject: Calfrac Well Services Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Security Description of Voting Issue	: Common
3.	CUSIP Number	: 129 584 108
4.	Record Date	: March 24, 2005
5.	Meeting Date	: May 12, 2005
6.	Meeting Location	: Calgary

Yours truly,

"signed by"

Brent Jopko
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: brent.jopko@computershare.com

cc: Calfrac Well Services Ltd.
Attention: Lorraine Graham

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

Date: January 4, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
TSX

Dear Sirs: **AMENDED**

Subject: Calfrac Well Services Ltd.

Please note that the dates contained in our letter of December 16, 2004 were published in error. As per Calfrac's News Release of December 16, 2004, the following contains the proper information pertaining to the upcoming Special Meeting of Calfrac Well Services Ltd.

1.	Meeting Type	: Special (Non-Routine)
2.	Security Description of Voting Issue	: Common
3.	CUSIP Number	: 129 584 108
4.	**Record Date**	**: January 7, 2005**
5.	**Meeting Date**	**: February 7, 2005**
6.	Meeting Location	: Calgary

Yours truly,

"signed by"
Brent Jopko
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: brent.jopko@computershare.com

cc: Calfrac Well Services Ltd.
Attention: Gordon Dibb

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

Date: December 16, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
TSX

Dear Sirs:

Subject: Calfrac Well Services Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Special (Non-Routine)
2.	Security Description of Voting Issue	: Common
3.	CUSIP Number	: 129 584 108
4.	Record Date	: December 31, 2004
5.	Meeting Date	: January 31, 2005
6.	Meeting Location	: Calgary

Yours truly,

"signed by"
Brent Jopko
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: brent.jopko@computershare.com

cc: Calfrac Well Services Ltd.
Attention: Gordon Dibb

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 28, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island - Amended
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
TSX

Dear Sirs:

Subject: Calfrac Well Services Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special (Non-Routine)
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	129 584 108
4.	Record Date	:	May 19, 2004
5.	Meeting Date	:	June 21, 2004
6.	Meeting Location	:	Calgary, AB

Yours truly,

"signed by"
Del Newsham
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: del.newsham@computershare.com

cc: Calfrac Well Services Ltd.
Attention: Gordon Dibb

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

January 5, 2004

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Denison Energy Inc.
2.	Date Fixed for the Meeting	:	March 3, 2004
3.	Record Date for Notice	:	January 29, 2004
4.	Record Date for Voting	:	January 29, 2004
5.	Beneficial Ownership Determination Date	:	January 29, 2004
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	Business to be conducted at the Meeting	:	Non-Routine
9.	CUSIP	:	248333106

Yours truly,

(Signed)
Gary Hyshka
Assistant Account Manager
Stock Transfer Services
(416) 263-9493
(416) 981-9800 Fax

CALFRAC WELL SERVICES LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting (the "Meeting") of shareholders of Calfrac Well Services Ltd. (the "Corporation") will be held in the Turner Valley Room at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, on, Thursday, May 12, 2005, at 3:30 p.m. for the following purposes:

1. receive the financial statements for the year ended December 31, 2004, and the report of the auditor;

2. elect the directors;

3. appoint the auditor; and

4. transact such other business as may properly come before the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. A proxy will not be valid unless it is received by Computershare Trust Company of Canada not later than 5:00 p.m. on Tuesday, May 10, 2005.

DATED March 22, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Douglas R. Ramsay*"
Douglas R. Ramsay
President and Chief Executive Officer

CALFRAC WELL SERVICES LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Calfrac Well Services Ltd. (the "Corporation") for use at the annual meeting of shareholders of the Corporation to be held in the Turner Valley Room at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, on Thursday, May 12, 2005, at 3:30 p.m. (the "Meeting") and at any adjournment thereof for the purposes set forth in the accompanying notice of meeting. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxyholder and Discretionary Authority

The persons designated in the accompanying form of proxy are officers of the Corporation. A shareholder has the right to appoint a person or company to represent the shareholder at the Meeting other than the persons designated in the accompanying form of proxy. A shareholder may exercise this right by inserting in the blank space provided in the accompanying form of proxy the name of the person to be appointed and deleting the names of the persons designated in the form of proxy, or by completing another proper form of proxy. In order for a proxy to be valid, it must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing and received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 5:00 p.m. on May 10, 2005.

All shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The shares to which a proxy relates will be voted FOR each matter as to which a choice is not specified.

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the notice of the Meeting and other matters which may properly come before the Meeting. As at the date of this Circular, management of the Corporation is not aware that any amendments, variations or other matters are to be presented for action at the Meeting. If any amendments, variations or other matters do properly come before the Meeting, the persons named in the accompanying form of proxy will vote according to their best judgment.

Revocability of Proxy

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing at the office of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting Shares and Principal Holders of Voting Shares

The record date for the Meeting is March 24, 2005. A person whose name was entered on the register of common shares at the close of business on that date is entitled to vote at the Meeting the shares shown opposite that person's name in the register of common shares, except to the extent that the person has transferred the ownership of any of the person's shares after the record date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote the transferee's shares at the Meeting. As at March 22, 2005, there were 36,214,554 common shares outstanding, with each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than Ronald P. Mathison, who has advised the Corporation that he beneficially owns, directly or indirectly, or controls or directs 9,009,124 common shares, representing 24.9% of the outstanding common shares.

Voting by Non-registered Shareholders

Shareholders who do not hold their shares in their own name ("Non-registered Shareholders") may have their shares voted at the Meeting by providing voting instructions to their "nominee", which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this Circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a Non-registered Shareholder's nominee. Every nominee has its own signing and return instructions, which Non-registered Shareholders must follow to ensure that their shares are voted at the Meeting.

Alternatively, Non-registered Shareholders may attend the Meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered Shareholders who follow this procedure will be recognized at the Meeting as proxyholders and will be permitted to vote their shares in that capacity.

Information Regarding Predecessor and Recent Stock Split

The Corporation was formed on March 24, 2004, by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison had completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. Although the former shareholders of Denison received a majority of the shares of the amalgamated corporation, under Canadian generally accepted accounting principles the amalgamation was considered to be a reverse takeover of Denison by CWSL. As a result, all financial and operating information reported by the Corporation for periods prior to March 24, 2004, is that of CWSL as it existed prior its acquisition by and amalgamation with Denison. Information with respect to Denison as it existed prior to March 24, 2004, is not provided because it is not meaningful and it is inconsistent with the accounting treatment and disclosure prescribed by Canadian generally accepted accounting principles.

On February 7, 2005, the shares of the Corporation were divided on a two-for-one basis (the "Stock Split"). To ensure consistent disclosure, **information with respect to shares and share prices as at dates and for periods ended prior to February 7, 2005, has been adjusted to give effect to the Stock Split.**

Executive Compensation

Summary Compensation Table

The following table sets forth all compensation paid by the Corporation and CWSL to each Chief Executive Officer, each Chief Financial Officer and the three most highly compensated executive officers of the Corporation (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at December 31, 2004 (the "Named Executive Officers").

Name and Principal Position [1]	Year	Annual Compensation Salary ($)	Bonus ($)	Other Annual Compensation [2] ($)	Long-Term Compensation Securities Under Options/SARs Granted	All Other Compensation ($)
Douglas R. Ramsay [3]	2004	195,000	195,000	-	-	-
President and Chief	2003	195,000	195,000	-	-	-
Executive Officer	2002	136,500	136,500	-	-	-
Gordon A. Dibb [4]	2004	165,000	165,000	-	-	-
Executive Vice President	2003	165,000	165,000	-	-	-
	2002	131,500	131,500	-	-	-
Robert S. Roberts [5]	2004	165,000	165,000	-	-	-
Senior Vice President and	2003	165,000	165,000	-	-	-
Chief Operating Officer	2002	131,500	131,500	-	-	-
Tom J. Medvedic [6]	2004	63,616	55,000	-	60,000 [9]	-
Vice President, Finance and	2003	-	-	-	-	-
Chief Financial Officer	2002	-	-	-	-	-
Dwight M. Bobier [7]	2004	155,040	155,040	-	60,000 [9]	-
Vice President, Technical	2003	145,600	145,600	-	-	-
Services	2002	120,300	120,300	-	-	-
John L. Grisdale [8]	2004	155,040	155,040	-	60,000 [9]	-
Vice President, Business	2003	143,150	143,150	-	-	-
Development	2002	123,992	123,992	-	-	-

Notes:

(1) From January 1 to March 8, 2004, Mr. E. Peter Farmer and Mr. T.E. Craig Bamford served as Chief Executive Officer and Chief Financial Officer, respectively, of Denison. From March 8 to March 24, 2004, Mr. Martin A. Lambert and Mr. David M. McGoey served as Interim Chief Executive Officer and Interim Chief Financial Officer, respectively, of Denison. None of these individuals received any compensation from the Corporation or CWSL in connection with such service.

(2) The aggregate amount of perquisites and other personal benefits, securities or property received by each Named Executive Officer was not greater than the lesser of $50,000 and 10% of the total salary and bonus paid to the Named Executive Officer.

(3) Mr. Ramsay was appointed President and Chief Executive Officer on March 24, 2004, and prior thereto was President and Chief Executive Officer of CWSL.

(4) Mr. Dibb was appointed Executive Vice President and Chief Financial Officer on March 24, 2004, and prior thereto was Vice President and Chief Financial Officer of CWSL. Mr. Dibb resigned as Chief Financial Officer on December 14, 2004.

(5) Mr. Roberts was appointed Senior Vice President and Chief Operating Officer on March 24, 2004, and prior thereto was Vice President and Chief Operating Officer of CWSL.

(6) Mr. Medvedic was appointed Vice President, Finance on July 12, 2004, and Chief Financial Officer on December 14, 2004.

(7) Mr. Bobier was appointed Vice President, Technical Services on March 24, 2004, and prior thereto was Vice President, Technical Services of CWSL.

(8) Mr. Grisdale was appointed Vice President, Business Development on March 24, 2004, and prior thereto was Vice President, Business Development of CWSL.

(9) Options to purchase common shares.

Stock Option Plan

The Corporation has a stock option plan that was approved by the shareholders of the Corporation at the annual meeting of shareholders held on June 21, 2004 (the "Plan"). The maximum number of common shares that may be issued under the Plan is fixed at 1,710,000, representing 4.7% of the currently outstanding common shares.

The maximum number of shares that may be issued under the Plan and any other share compensation arrangements of the Corporation is limited to 5% of the total number of outstanding common shares in the case of any one person, and 10% in the case of insiders as a group. Options are not assignable and cannot be converted into share appreciation rights. Options terminate (i) on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than for cause, death, permanent disability or retirement, (ii) on the date of termination for cause, and (iii) 12 months after the date of death, permanent disability or retirement. At the date of this Circular, options to purchase 852,200 common shares (2.4% of the currently outstanding common shares) have been granted, none of which have been exercised.

The Plan provides that the board of directors may grant options to purchase common shares to directors, officers and employees of the Corporation and its subsidiaries. In granting an option, the board must fix the number of common shares, exercise price, vesting provisions and expiry date (which shall be no later than ten years from the date of grant). The exercise price of a stock option shall be no less than the closing price of the common shares on the Toronto Stock Exchange ("TSX") on the first day preceding the date of grant on which at least one board lot of common shares traded. The board has the discretion under the Plan to adjust both the number of common shares under option and the exercise price of options upon the occurrence of specified dilutive or antidilutive events. The Plan also provides for the acceleration of vesting of options upon the occurrence of any one of a number of specified events that constitute a change of control of the Corporation.

Performance Share Unit Plan

On October 15, 2004, the Corporation established a performance share unit plan (the "PSU Plan") for permanent employees. The PSU Plan provides that the board may grant performance share units ("PSUs") to permanent employees of the Corporation and its designated affiliates, which grants are to be based solely on the employee's performance during the year in which the PSUs are granted. PSUs will expire not later than three years from the end of the year in which the PSUs were granted and will vest only upon the fulfillment of specified performance conditions and the passage of time. Each PSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the PSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire on behalf of the participant on the open market common shares equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The PSUs will expire at a date determined by the board, and if a participant ceases to be an employee of the Corporation or a designated affiliate for any reason, that participant's unvested PSUs shall terminate and be forfeited and the participant may redeem any vested PSUs until the earlier of (i) 90 days from the date of termination of employment (180 days in the case of termination by reason of death or permanent disability) or (ii) the expiry date set forth in the document granting the PSUs.

The board granted 14,000, 10,000 and 10,000 PSUs to Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts, respectively, on October 15, 2004.

Option/SAR Grants During 2004

Details regarding options/SARs granted to the Named Executive Officers during the fiscal year ended December 31, 2004, are set forth below.

Name	Common Shares Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in 2004	Exercise or Base Price ($/Security)	Market Value of Common Shares Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Tom J. Medvedic	40,000 20,000	4.7% 2.3%	$15.725 $20.25	$15.725 $20.25	February 29, 2008 June 13, 2009
Dwight M. Bobier	60,000	7.0%	$15.725	$15.725	February 29, 2008
John L. Grisdale	60,000	7.0%	$15.725	$15.725	February 29, 2008

Employment Agreements

Each of Douglas Ramsay, Gordon Dibb and Robert Roberts has an employment agreement with the Corporation extending to September 1, 2005, and each year thereafter the term automatically renews for an additional one-year renewal term unless either party gives written notice to the contrary. These employment agreements provide that, in the event of a change of control of the Corporation, each of Messrs. Ramsay, Dibb and Roberts has the right at any time within six months of the change of control to terminate his employment with the Corporation. If any of Messrs. Ramsay, Dibb or Roberts exercises this right, or if the Corporation terminates the employment of any of Messrs. Ramsay, Dibb or Roberts following a change of control, such officer is entitled to all accrued but unpaid bonuses and to a severance payment equal to two times his annual current base salary.

Compensation of Directors

During 2004, each director, other than the President and Chief Executive Officer, was paid an annual retainer of $10,000. The President and Chief Executive Officer did not receive any compensation for serving as a director. For each meeting of the board, a fee of $1,500 was paid to each director who attended in person, by telephone or by videoconference. For each meeting of a committee of the board (other than the Audit Committee), a fee of $1,500 was paid to each committee member who attended in person, by telephone or by videoconference. Committee chairs (other than the Audit Committee chair) received a supplemental fee of $5,000 per annum. For each meeting of the Audit Committee, a fee of $2,500 was paid to each committee member who attended in person, by telephone or by videoconference. The chair of the Audit Committee received an annual retainer of $10,000. All such payments are made to directors on a quarterly basis.

Commencing July 1, 2004, the Chairman received a supplemental fee of $10,000 per month to compensate for the Chairman's role in the development of strategic and significant management decisions and the attendance at regular meetings of senior management of the Corporation.

Effective October 15, 2004, the board of directors established a deferred share unit plan (the "DSU Plan") for directors. The DSU Plan provides that the board may grant deferred share units ("DSUs") to certain designated non-management directors, which grants are to be based solely on the director's performance during the year in which the DSUs are granted. DSUs will expire not later than three years from the end of the year in which the DSUs were granted and will vest only upon the fulfillment of specified performance conditions and the passage of time. Each DSU represents the right to receive a cash payment equal to the market price of the common shares on the TSX at the time of exercise (the "Market Price"), which time will be determined by the holder of the DSUs, subject to certain conditions. The Corporation has the option of instructing an independent broker to acquire on behalf of the participant on the open market common shares equal to the number obtained by dividing the amount of cash otherwise payable by the Market Price. The DSUs will expire at a date determined by the board, and if a participant ceases to be a director of the Corporation or a designated affiliate for any reason, that participant's unvested DSUs shall terminate and be forfeited and the participant may redeem any vested DSUs until the earlier of (i) 90 days from the date the participant ceased to be a director (180 days in the case of cessation by reason of death or permanent disability) or (ii) the expiry date set forth in the document granting the DSUs.

During 2004, the Corporation granted 10,000 DSUs to each of Ronald P. Mathison, James S. Blair, Gregory S. Fletcher, Martin A. Lambert, Paul F. Little, and R. Timothy Swinton, all of which expire on April 15, 2006.

Report On Executive Compensation

The Compensation Committee approves the compensation paid to the Corporation's officers and in general the overall compensation paid by the Corporation to its employees. The compensation paid includes base salary and an annual cash bonus paid only if established performance targets are met. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's officers and employees. Compensation levels of the Corporation's employees are reviewed annually following performance reviews by management.

In arriving at the compensation levels paid by the Corporation, the Compensation Committee takes into account a number of factors, including the responsibilities and experience of the individuals, the performance of the individuals, and the overall performance of the Corporation. The Compensation Committee also uses and consults available compensation surveys conducted on the industry for companies of comparable size.

The Compensation Committee believes that the criteria utilized to make determinations with respect to compensation are appropriate and assist the Compensation Committee in its efforts to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The compensation of the Corporation's Chief Executive Officer is based on the same criteria set out above.

Submitted by the Compensation Committee:

R. Timothy Swinton (Chair)
Ronald P. Mathison
Gregory S. Fletcher

Equity Compensation Plan Information

Information regarding the Corporation's equity compensation plans as at December 31, 2004, is set forth below.

Plan Category	Number of common shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of common shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	828,200	$16.07	881,800
Equity compensation plans not approved by shareholders	-	-	-
Total	828,200	$16.07	881,800

Performance Graph

The graph below compares the cumulative return on the common shares of the Corporation with the cumulative total return of the S&P/TSX Composite Index for the period commencing March 29, 2004 (the date on which the common shares first traded on the TSX) and ending March 22, 2005.

TOTAL RETURN ON $100 INVESTMENT FROM MARCH 29, 2004 TO MARCH 22, 2005



$350
$300
$250
$200
$150
$100
$50
$0
Mar. 29, 2004
Dec. 31, 2004
Mar. 22, 2005

	March 29, 2004	December 31, 2004	March 22, 2005
● S&P/TSX Composite Index	$100	$109	$113
◆ Calfrac Well Services Ltd.	$100	$203	$309

Statement of Corporate Governance Practices

The Corporation's corporate governance practices are the responsibility of its board of directors. The board of directors has delegated some of its responsibilities to monitor and enhance the Corporation's governance practices to the Corporate Governance Committee. In the following table, the Corporation's corporate governance practices are compared with the current TSX corporate governance guidelines.

TSX Guideline	Calfrac Alignment	Commentary
1. The board of directors should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	The board of directors acknowledges its responsibility for the stewardship of the Corporation in overseeing the business and affairs of the Corporation. In particular, the board:

TSX Guideline	Calfrac Alignment	Commentary
(a) adoption of a strategic planning process;	Yes	(a) ensures the Corporation has appropriate short and long term goals and has implemented a strategic planning process;
(b) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) identifies the principal business risks and ensures proper systems are in place to manage these risks and protect shareholder value;
(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) ensures that senior management is of the highest calibre and that adequate systems are in place for the appointment, development and monitoring of senior management to facilitate the orderly succession of senior management;
(d) a communication policy for the corporation; and	Yes	(d) ensures the Corporation's communication policy enables it to effectively communicate with shareholders, other stakeholders and the public generally, including the capital markets; and
(e) integrity of the corporation's internal control and management information systems.	Yes	(e) ensures the Corporation has in place adequate internal controls and management information systems.
2. The board of directors should be constituted with a majority of individuals who qualify as unrelated directors as defined by the TSX.	Yes	The board of directors is comprised of seven members, all of whom have extensive and varied business experience. All but one of the directors are non-management "unrelated directors", as defined in the TSX guidelines. The Corporation does not have a significant shareholder with the ability to exercise a majority of the votes for the election of directors.
3. The application of the definition of "unrelated director" to each director should be the responsibility of the board and the analysis of the application of the principles supporting the conclusions of the board should be disclosed on an annual basis.	Yes	All of the members of the board of directors of the Corporation are non-management "unrelated directors" with the exception of the President and Chief Executive Officer. All other members of the board of directors are free from any interest and any business or other relationship that could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation.
4. The board of directors should appoint a committee of directors composed exclusively of outside, i.e., non- management, directors, a majority of whom are unrelated directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Corporate Governance Committee is comprised exclusively of non-management "unrelated directors" and is responsible for the identification and recommendation to the board of individuals qualified to become board members and for the ongoing assessment of directors.

	TSX Guideline	Calfrac Alignment	Commentary
5.	The board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	Yes	The Corporate Governance Committee is responsible for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The assessment is ongoing and includes an annual questionnaire that each director must complete. The Corporate Governance Committee reviews the submitted questionnaires and the results constitute part of the report to the full board.
6.	The corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	The Corporation has a formal orientation and education program. New board members receive an information package and must attend a formal orientation session presented by the officers of the Corporation. All board members are allowed unrestricted direct access to any member of senior management and their staff.
7.	The board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The Corporation's articles of incorporation restrict the size of the board to a maximum of 15 members. The board of directors continually monitors its decision-making effectiveness and, where appropriate, will make the necessary changes to establish a board size to facilitate effective decision-making.
8.	The board of directors should review the adequacy and form of the compensation of directors and ensure compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Compensation Committee reviews the adequacy and structure of directors' compensation and makes recommendations designed to ensure the directors' compensation realistically reflects the responsibilities of the board of directors.
9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes	The board of directors has established three committees: (i) the Audit Committee, as described in paragraph 13; (ii) the Compensation Committee, as described in paragraph 8; and (iii) the Corporate Governance Committee, as described in paragraphs 4, 5 and 10.
10.	The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to the TSX corporate governance guidelines.	Yes	The Corporate Governance Committee is expressly charged with the responsibility for developing the Corporation's approach to governance issues and is responsible for the Corporation's response to the TSX corporate governance guidelines.

	TSX Guideline	Calfrac Alignment	Commentary
11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The board of directors is responsible for the stewardship of the Corporation. Any responsibility that is not delegated to senior management or a board committee remains with the full board. In addition, the board, in conjunction with senior management, determines the limits of management's responsibilities and establishes annual corporate objectives that management is responsible for meeting.
12.	The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.	Yes	The board of directors functions independently of management and appoints the chairman of the board. At each meeting of the board of directors, the non-management "unrelated directors" meet in executive session without the presence of management to discuss whatever topics are appropriate.
13.	The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.	Yes	The Audit Committee is comprised of four non-management "unrelated directors". The Audit Committee is responsible for selecting and recommending the appointment of the Corporation's independent auditor by the shareholders, pre-approving all audit and non-audit services to be provided to the Corporation, and establishing the fees to be paid to the independent auditor. The Committee meets directly with the Corporation's independent auditor, both with management and independent of management, and is responsible for monitoring the preparation and audit of the Corporation's financial statements and the establishment of appropriate internal controls. In addition, the Committee provides an avenue for communication between each of the independent auditor, senior management and the board.
14.	The board of directors should implement a system that enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	The full board or any member of the board may engage outside advisors at the expense of the Corporation in appropriate circumstances.

Business of the Meeting

Receipt of Financial Statements

The financial statements for the year ended December 31, 2004, and the report of the auditor will be placed before the shareholders at the Meeting. The financial statements are being mailed to registered shareholders with this Circular, and copies will be available at the Meeting.

Election of Directors

The persons named in the accompanying form of proxy intend to vote for the election as directors of the persons whose names are set forth below, all of whom are currently directors of the Corporation. Each director elected will hold office until the close of the next annual meeting.

Name and Residence	Principal Occupation	Number of Common Shares Beneficially Owned, Controlled or Directed [(1)]	Director Since
Ronald P. Mathison [(2)(3)] Alberta, Canada	President, Matco Investments Ltd. (a private investment company)	9,009,124 [(5)]	March 8, 2004 [(7)]
Douglas R. Ramsay Alberta, Canada	President and Chief Executive Officer, Calfrac Well Services Ltd.	2,300,848	March 24, 2004
James S. Blair [(2)(4)] Alberta, Canada	President and Chief Executive Officer, ExAlta Energy Inc. (an independent private oil and gas exploration and development company)	14,218	May 8, 2002 [(7)]
Gregory S. Fletcher [(2)(3)] Alberta, Canada	President, Sierra Energy Inc. (a private energy company)	33,212	May 8, 2002 [(7)]
Martin A. Lambert [(4)] Alberta, Canada	Partner, Bennett Jones LLP (a law firm)	23,706 [(6)]	March 8, 2004 [(7)]
Paul F. Little [(4)] Ontario, Canada	President, Westover Investments, Inc. (a private investment company)	55,852	May 15, 1997 [(7)]
R. Timothy Swinton [(2)(3)] Alberta, Canada	President, Western Provinces Resources Ltd. (a private investment company)	44,000	March 24, 2004

Notes:

(1) Information provided by the nominees.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance Committee.
(5) Includes 6,051,622 common shares held by Matco Investments Ltd. and 1,348,846 common shares held by Matco Capital Ltd., entities controlled by Mr. Mathison.
(6) Excludes 1,348,846 common shares held by Matco Capital Ltd. in respect of which Mr. Lambert has an indirect minority interest.
(7) Service prior to March 24, 2004, was as a director of Denison.

From 1986 to 2000, Mr. Little was a principal of Gornitzki, Thompson & Little, a Toronto-based merchant bank, and the President of GTL Securities Inc., a related securities dealer, which sourced or provided development capital for emerging companies. During that time, Mr. Little served as a director of two such companies, Lynx Golf, Inc., which filed a petition under Chapter 11 of the United States Bankruptcy Code in 1998, and International Hospitality Inc., which made a proposal under the *Bankruptcy and Insolvency Act* (Canada) in 1996.

Appointment of Auditor

The persons named in the accompanying form of proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as auditor of the Corporation.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com.

Information regarding the business of the Corporation is provided in the Corporation's current annual information form. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2004, and in interim financial statements for periods commencing after December 31, 2004. Shareholders may obtain copies of these documents and additional copies of this Circular without charge by contacting the Chief Financial Officer of the Corporation at 411 – 8th Avenue S. W., Calgary, Alberta, T2P 1E5 (phone: 403-266-6000; fax: 403-266-7381).

DATED March 22, 2005.

CWS CALFRAC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual Meeting to be held on May 12, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call. Fold

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 5:00 pm, Eastern Time, on May 10, 2005.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 5:00 pm, Eastern Time, on May 10, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 10, 2005

010CSE_008438.E.RUNONS/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Calfrac Well Services Ltd. hereby appoint: Douglas R. Ramsay, or failing him, Gordon A. Dibb

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Calfrac Well Services Ltd. to be held in the Turner Valley Room at the Fairmont Palliser Hotel, 133 - 9th Ave S.W., Calgary, Alberta on 12 May 2005 at 03:30 PM and at any adjournment thereof.

1. Election of Directors as outlined in the Information Circular.

FOR all nominees: ▷ ☐

WITHHOLD vote for all nominees: ▷ ☐

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2. Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP, as the auditor of the Corporation

For ▷ ☐ **Withhold** ▷ ☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

0 0 3 6 0 3

D S E Q

CALFRAC WELL SERVICES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
FEBRUARY 7, 2005

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders of Calfrac Well Services Ltd. (the "Corporation") will be held at 411 - 8th Avenue SW, Calgary, Alberta, on February 7, 2005, at 3:30 p.m. (Calgary time) for the following purposes:

1. to consider, and if thought fit, to pass a special resolution approving an amendment to the Corporation's Articles to divide the Corporation's issued and outstanding common shares on a two for one basis; and

2. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders are referred to the accompanying Information Circular dated December 29, 2004 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying form of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. **A proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.**

DATED the 29th day of December, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Douglas R. Ramsay*
President and Chief Executive Officer

CALFRAC WELL SERVICES LTD.

INFORMATION CIRCULAR
FOR THE SPECIAL MEETING
TO BE HELD ON FEBRUARY 7, 2005

SOLICITATION OF PROXIES

This information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Calfrac Well Services Ltd. (the "Corporation") for use at the special meeting of shareholders of the Corporation to be held at 411 - 8th Avenue SW, Calgary, Alberta, on Monday, February 7, 2005, at 3:30 p.m. (Calgary time) (the "Meeting"), for the purposes set forth in the accompanying notice of meeting. The costs of such solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND DISCRETIONARY AUTHORITY

A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than Douglas R. Ramsay or Gordon A. Dibb, the management designees, to attend and act for the shareholder at the Meeting. Such right may be exercised by inserting in the blank space provided in the accompanying form of proxy the name of the person to be appointed or by completing another proper form of proxy and, in either case, depositing the resulting proxy at Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. The proxy shall be in writing and shall be executed by the shareholder or an attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

All shares represented at the Meeting by proxies will be voted in accordance with the instructions of the shareholders on any ballot that may be called for, and if a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted accordingly. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out therein.

The enclosed form of proxy, when properly signed, also confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting. Management of the Corporation is not aware of any matters that are to be presented at the Meeting other than the matters set forth in the notice of meeting. If other matters or amendments or variations do properly come before the Meeting, the persons named in the accompanying form of proxy will vote according to their best judgment.

REVOCATION OF PROXIES

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing at the office of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is important to many shareholders of the Corporation, as a substantial number of the shareholders do not hold their common shares ("Common Shares") in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost

all cases those Common Shares will be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can be voted only upon the instructions of the Beneficial Shareholders. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting the Common Shares in person or by way of proxy, except as set out below.

Intermediaries/brokers must seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to that provided to registered shareholders, but its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered holder of Common Shares and vote his or her Common Shares in that capacity. **Beneficial Holders of Common Shares who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered holder of such shares should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

January 7, 2005 is the record date for determination of shareholders of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any Common Shares after the record date and the transferee of those shares establishes that he or she owns such shares and requests not later than 10 days before the Meeting that the transferee's name be included in the shareholders' list before the Meeting, such transferee is entitled to vote such shares at the Meeting. As at December 29, 2004, the Corporation had 18,107,277 Common Shares outstanding, each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, other than Ronald P. Mathison, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation. Mr. Mathison has advised the Corporation that he exercises control or direction over 4,504,562 Common Shares, representing approximately 24.9% of the issued and outstanding Common Shares.

AMENDMENT OF ARTICLES – TWO FOR ONE DIVISION OF COMMON SHARES

At the Meeting, shareholders will be asked to vote on a special resolution (the "Special Resolution") amending the Corporation's Articles to divide the issued and outstanding Common Shares on a two for one basis (the "Share Split").

Since the Corporation's public offering of 8,064,520 Common Shares at a price of $15.50 per share completed on March 24, 2004, the trading price of the Common Shares has increased from a low of $21.00 to a high of $49.50 during the period ended December 29, 2004. It is believed that the public float of Common Shares is owned primarily by institutions such as mutual funds, pension funds and life insurance companies. The board of directors of the Corporation believes that the Share Split will encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a board lot more affordable.

The Share Split will not change the rights of holders of Common Shares. Each Common Share outstanding after the Share Split will be entitled to one vote and will be fully paid and nonassessable. As a result of the Share Split, there will be certain consequential amendments to outstanding rights and options to acquire Common Shares and to the Corporation's share-based incentive compensation plans to preserve proportionately the rights of holders of outstanding rights and options and of plan participants.

Under existing Canadian income tax law and taking into account all published proposals for amendments, the proposed subdivision of Common Shares will not result in taxable income or in any gain or loss to the holders of Common Shares. In computing any gain or loss on the disposition of the Common Shares, holders of Common Shares will be required to reduce the adjusted cost base of each Common Share to an amount equal to one half of the adjusted cost base of each Common Share currently held.

If the Special Resolution is passed at the Meeting and the Share Split is implemented, Articles of Amendment will be filed to divide the Common Shares and shareholders of record as of the close of business on February 21, 2005 (the "Record Date"), will keep their current share certificates and will be provided with additional share certificates representing the Common Shares to which they are entitled as a result of the Share Split. It is currently expected that the Corporation or its transfer agent, Computershare Trust Company of Canada, will mail such certificates on or about February 28, 2005. Currently outstanding share certificates representing Common Shares should be retained by the holders thereof and should not be forwarded to the Corporation or its transfer agent. Pursuant to the rules of the Toronto Stock Exchange, the Common Shares will commence trading on a subdivided basis at the opening of business on February 17, 2005, being the second trading day preceding the Record Date.

Shareholders voting against the Special Resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their Common Shares if the Special Resolution is approved by shareholders and implemented by the Corporation.

To be effective, the resolution to amend the Articles to give effect to the Share Split must be passed by two-thirds of the votes cast thereon by shareholders at the Meeting. The text of the Special Resolution is set out below. **The Corporation's board of directors unanimously recommends that shareholders vote in favour of this resolution. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the resolution.**

BE IT RESOLVED as a special resolution that:

1. Pursuant to section 173 of the *Business Corporations Act* (Alberta) (the "Act"), the Articles of the Corporation be amended to divide the issued and outstanding Common Shares on a two for one basis;

2. Any one of the directors or officers of the Corporation is hereby authorized to sign all such documents, including, without limitation, Articles of Amendment, and to do all such acts and things, including, without limitation, delivering such Articles of Amendment to the Director under the Act, as such

director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and

3. The directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time before the issue of a Certificate of Amendment in respect of the foregoing.

EXECUTIVE COMPENSATION

The disclosure of executive compensation found at pages 3 to 6 of the Corporation's management proxy circular dated May 18, 2004 (the "AGM Proxy Circular") under the heading "Executive Compensation" is incorporated by reference herein. The AGM Proxy Circular is available on SEDAR at www.sedar.com, and upon request the Corporation will promptly provide a copy of the AGM Proxy Circular free of charge to a shareholder of the Corporation.

AUDITORS OF THE CORPORATION

PricewaterhouseCoopers LLP has been appointed as the auditors of the Corporation to hold office until the next annual meeting of shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Copies of the Corporation's financial statements and management's discussion and analysis may be obtained by contacting the Secretary of the Corporation at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3.

APPROVAL OF CIRCULAR

The contents and sending of this Circular have been approved by the board of directors of the Corporation.

DATED at Calgary, Alberta, the 29th day of December, 2004.

CALFRAC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on February 7, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

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Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

To Vote Using the Telephone (Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is **NO CHARGE** for this call.
- Proxy Instructions must be received by 3:30 pm, Mountain Time, on February 3, 2005.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 3:30 pm, Mountain Time, on February 3, 2005.

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 3:30 pm, Mountain Time, on February 3, 2005

THANK YOU

006B1A

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned, being a holder of common shares of Calfrac Well Services Ltd. (the "Corporation"), hereby appoints Douglas R. Ramsay or, failing him, Gordon A. Dibb

OR

Print the name of the person you are appointing if this person is someone other than the individuals *mentioned herein*

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of CALFRAC WELL SERVICES LTD to be held at 411 - 8th Avenue SW, Calgary, Alberta on February 7, 2005 at 3:30 pm and at any adjournment thereof.

Resolution Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Management Proxy Circular.

	For	Against
1 *A resolution approving the amendment to the Corporation's Articles to divide the Corporation's issued and outstanding common shares on a two for one basis.*	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DSEQ

006B2B

CALFRAC WELL SERVICES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 21, 2004

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Calfrac Well Services Ltd. (the "Corporation") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue, S.W., Calgary, Alberta, on Monday, June 21, 2004, at 3:30 p.m. (Calgary time) for the following purposes:

1. to receive the annual report and the financial statements of the Corporation for the year ended December 31, 2003 together with the report of the auditors thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to consider, and if thought fit, to pass an ordinary resolution approving the Stock Option Plan previously approved by the Corporation's board of directors;

4. to consider, and if thought fit, to pass an ordinary resolution approving future private placements of up to 50% of the issued and outstanding common shares of the Corporation, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange;

5. to consider, and if thought fit, to pass an ordinary resolution confirming new By-law No. 1 and new By-law No. 2;

6. to appoint auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration; and

7. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Information Circular dated May 18, 2004 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying form of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. **A proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.**

DATED the 18th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

D.R. Ramsay

Douglas R. Ramsay
President and Chief Executive Officer

CALFRAC WELL SERVICES LTD.

Notice of Annual and Special Meeting of Shareholders and Information Circular

May 18, 2004

May 18, 2004

Dear Shareholders,

You are cordially invited to join us at CalFrac Well Services Ltd.'s annual and special meeting of shareholders which will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, on Monday, June 21, 2004 at 3:30 p.m. (Calgary time).

The enclosed Information Circular describes the business to be conducted at the meeting. We urge you to take the time to consider the information on these and other matters which is set out in the Information Circular. It is important that you exercise your vote. Instructions on how to vote your shares are on the first two pages of the Information Circular.

At the meeting there will be an opportunity to ask questions and meet your fellow shareholders. We look forward to your participation.

Sincerely,

Ronald P. Mathison
Chairman of the Board

Douglas R. Ramsay
President and Chief Executive Officer

411 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1E3
*24Hours: (403) 266-600*Fax: (403) 266-7381 * e-mail: sales@calfrac.com*webstie: www.calfrac.com*

CALFRAC WELL SERVICES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 21, 2004

TO THE SHAREHOLDERS OF CALFRAC WELL SERVICES LTD.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Calfrac Well Services Ltd. (the "Corporation") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue, S.W., Calgary, Alberta, on Monday, June 21, 2004, at 3:30 p.m. (Calgary time) for the following purposes:

1. to receive the annual report and the financial statements of the Corporation for the year ended December 31, 2003 together with the report of the auditors thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to consider, and if thought fit, to pass an ordinary resolution approving the Stock Option Plan previously approved by the Corporation's board of directors;

4. to consider, and if thought fit, to pass an ordinary resolution approving future private placements of up to 50% of the issued and outstanding common shares of the Corporation, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange;

5. to consider, and if thought fit, to pass an ordinary resolution confirming new By-law No. 1 and new By-law No. 2;

6. to appoint auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration; and

7. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Information Circular dated May 18, 2004 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying form of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. **A proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.**

DATED the 18th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

D. R. Ramsay

Douglas R. Ramsay
President and Chief Executive Officer

CALFRAC WELL SERVICES LTD.

INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING
TO BE HELD ON JUNE 21, 2004, AT 3:30 P.M.

SOLICITATION OF PROXIES

This information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Calfrac Well Services Ltd. (the "Corporation") for use at the annual and special meeting of the shareholders of the Corporation to be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue SW, Calgary, Alberta, on June 21, 2004, at 3:30 p.m. (Calgary time) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting. The costs of such solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND DISCRETIONARY AUTHORITY

A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than Douglas R. Ramsay and Gordon A. Dibb, the management designees, to attend and act for the shareholder at the Meeting. Such right may be exercised by inserting in the blank space provided in the accompanying form of proxy the name of the person to be appointed and deleting the names of the management designees or by completing another proper form of proxy and, in either case, depositing the resulting proxy at Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the Meeting. The proxy shall be in writing and shall be executed by the shareholder or an attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

All shares represented at the Meeting by proxies will be voted in accordance with the instructions of the shareholders on any ballot that may be called for, and if a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted or withheld from voting in accordance with such specification. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out therein.

The enclosed form of proxy, when properly signed, also confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting or any adjournment thereof. Management of the Corporation is not aware of any matters that are to be presented at the Meeting other than the matters set forth in the notice of meeting. If other matters or amendments or variations do properly come before the Meeting, the persons named in the accompanying form of proxy will vote according to their best judgment.

REVOCATION OF PROXIES

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing at the office of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is important to many shareholders of the Corporation, as a substantial number of the shareholders do not hold their common shares ("Common Shares") in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the

Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will more likely be registered under the name of the broker or an agent of the broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can be voted only upon the instructions of the Beneficial Shareholders. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting the Common Shares in person or by way of proxy, except as set out below.

Intermediaries/brokers must seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to that provided to registered shareholders, but its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered holder of Common Shares and vote his or her Common Shares in that capacity. **Beneficial Holders of Common Shares who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered holder of such shares should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

May 19, 2004, is the record date for determination of shareholders of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any Common Shares after the record date and the transferee of those shares establishes that he or she owns such shares and requests not later than 10 days before the Meeting that the transferee's name be included in the shareholders' list before the Meeting, such transferee is entitled to vote such shares at the Meeting. As at May 18, 2004, the Corporation had 17,107,277 Common Shares outstanding, each share carrying the right to one vote.

To the knowledge of the directors and officers of the Corporation, other than Ronald P. Mathison, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation. Mr. Mathison has advised the Corporation that he exercises control or direction over 4,504,562 Common Shares, representing approximately 26.33% of the issued and outstanding Common Shares.

EXECUTIVE COMPENSATION

The following executive compensation disclosure relates to the officers and directors of the Corporation (then known as Denison Energy Inc. ("Denison")) prior to its transformation to an oilfield services provider on March 24, 2004.

Summary Compensation Table

The following table sets forth all compensation paid or earned during the fiscal years ended December 31, 2003, 2002 and 2001 to the Chief Executive Officer and to those individuals who were, at December 31, 2003, the most highly compensated executive officers of Denison with compensation in excess of $100,000 in 2003 (the "named executive officers"). Each of the named executive officers appearing in the table below resigned on March 8, 2004, upon the completion of the reorganization of Denison.

		Annual Compensation			Long Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[1] ($)**	**Securities under Options Granted**	**All Other Compensation ($)**
E. Peter Farmer	2003	360,000	-	46,615[2]	235,000	-
President and Chief	2002	360,000	-	43,839[3]	-	-
Executive Officer	2001	340,000	145,000	37,017[4]	125,000	-
Donald C. Campbell	2003	185,000	-	28,409[2]	20,000	-
Vice President, Marketing and	2002	185,000	-	27,610[3]	-	-
Special Projects	2001	180,000	7,500	28,981[4]	15,000	-
T. E. Craig Bamford	2003	150,000	-	22,377[2]	20,000	-
Vice President, Finance	2002	142,500	-	21,207[3]	-	-
and Chief Financial Officer	2001	135,000	5,000	19,728[4]	25,000	-
Donna J. Gallant	2003	113,389	-	-	2,500	-
Counsel and Secretary	2002	95,548	-	-	-	-
	2001	103,125	-	-	-	-

Notes:

(1) Prior to March 8, 2004 Denison had a retirement savings arrangement whereby Denison would contribute to an employee's registered retirement savings plan an amount equal to 3% of salary and a possible further amount to match employee contributions up to a 7% limit depending on the employee's age and years of employment. Effective March 8, 2004 this arrangement was terminated.

(2) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $36,000 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,250 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $9,065 for Mr. Farmer; $8,850 for Mr. Campbell; and $8,784 for Mr. Bamford.

(3) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $33,600 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,384 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $8,921 for Mr. Farmer; $8,494 for Mr. Campbell; and $8,652 for Mr. Bamford.

(4) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $27,674 for Mr. Farmer; $18,000 for Mr. Campbell; and $10,238 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total, amounting to: $8,097 for Mr. Farmer; $9,735 for Mr. Campbell; and $8,364 for Mr. Bamford.

Stock Options

The following table sets forth the grants of options to the named executive officers of Denison during the fiscal year ended December 31, 2003.

Option Grants During The Most Recently Completed Financial Year[(1)]

Name	Securities Under Options Granted (#)	% Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the date of Grant ($/Security)	Expiration Date[(1)]
E. Peter Farmer	235,000	45.1	2.22	2.22	-
Donald C. Campbell	20,000	3.8	2.22	2.22	-
T. E. Craig Bamford	20,000	3.8	2.22	2.22	-
Donna J. Gallant	2,500	0.5	2.22	2.22	-

Note:

(1) The Stock Option Plan of Denison was terminated on March 8, 2004 and no stock options are outstanding.

The following table sets forth each exercise of stock options in the year ended December 31, 2003, and the year-end value of unexercised stock options for any named executive officer holding such options. The Stock Option Plan of Denison was terminated on March 8, 2004 and no stock options are outstanding.

Aggregate Stock Option Exercises During Year Ended December 31, 2003 and Year End Stock Option Values[(1)]

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options at Year End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options At Year End ($) Exercisable/Unexercisable[(2)]
E. Peter Farmer	-	-	165,000/235,000	564,200/888,300
Donald C. Campbell	-	-	31,667/13,333	111,000/50,399
T. E. Craig Bamford	-	-	36,667/13,333	127,601/50,399
Donna J. Gallant	-	-	15,833/1,667	45,899/6,301

Notes:

(1) The Stock Option Plan of Denison was terminated on March 8, 2004 and no stock options are outstanding.

(2) The closing price at year-end on the Toronto Stock Exchange of the common shares of Denison (on a pre-consolidation basis) was $6.00. On March 8, 2004, the Common Shares were consolidated on a one for 21 basis.

(3) In connection with the reorganization of Denison, which occurred on March 8, 2004, all options vested.

The following executive compensation disclosure relates to the officers and directors of Calfrac Well Services Ltd. for the periods indicated and prior to the acquisition of Calfrac Well Services Ltd. by Denison on March 24, 2004.

Summary Compensation Table

The following table sets forth all compensation paid or earned during the fiscal years ended December 31, 2003, 2002 and 2001 to the Chief Executive Officer and the four other individuals who were, at December 31, 2003, the most highly compensated executive officers of Calfrac Well Services Ltd. with compensation in excess of $100,000 in 2003 (the "named executive officers").

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options Granted	All Other Compensation ($)
Douglas R. Ramsay	2003	195,000	195,000	-	-	-
President and Chief	2002	136,500	136,500	-	-	-
Executive Officer	2001	124,000	124,000	-	-	-
Gordon A. Dibb	2003	165,000	165,000	-	-	-
Executive Vice President	2002	131,500	131,500	-	-	-
and Chief Financial Officer	2001	124,000	124,000	-	-	-
Robert S. Roberts	2003	165,000	165,000	-	-	-
Senior Vice President and	2002	131,500	131,500	-	-	-
Chief Operating Officer	2001	124,000	124,000	-	-	-
Dwight M. Bobier	2003	145,600	145,600	-	-	-
Vice President, Technical	2002	120,300	120,300	-	-	-
Services	2001	114,160	114,160	-	-	-
John L. Grisdale	2003	143,150	143,150	-	-	-
Vice President, Business	2002	123,992	123,992	-	-	-
Development	2001	-	-	-	-	-

Notes:

(1) Perquisites and other personal benefits received in 2003, 2002 and 2001 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for the named executive officers in any of those years.

Report On Executive Compensation

The Compensation Committee approves the compensation paid to the Corporation's officers and in general the overall compensation paid by the Corporation to its employees. The compensation paid includes base salary and an annual cash bonus paid only if established performance targets are met. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's officers and employees. Compensation levels of the Corporation's employees are reviewed annually following performance reviews by management.

In arriving at the compensation levels paid by the Corporation, the Compensation Committee takes into account a number of factors, including the responsibilities and experience of the individuals, the performance of the individuals and the overall performance of the Corporation. The Compensation Committee also uses and consults available compensation surveys conducted on the industry for companies of comparable size.

The Compensation Committee believes that the criteria utilized to make determinations with respect to compensation are appropriate and assist the committee in its efforts to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The compensation of the Corporation's Chief Executive Officer is based on the same criteria set out above.

Submitted by the Compensation Committee

R. Timothy Swinton (Chair)
Ronald P. Mathison
Gregory S. Fletcher

Performance Graph

The following performance graph illustrates, over the five year period ended December 31, 2003, the cumulative return to shareholders of an investment in the common shares of Denison compared to the cumulative total shareholder return on the S&P/TSX Composite Index, assuming the reinvestment of dividends, where applicable.


$400
$350
$300
$250
$200
$150
$100
$50
$0
1998
1999
2000
2001
2002
2003

At December 31	1998	1999	2000	2001	2002	2003
ξ S&P/TSX Composite Index	$100	$129.7	$137.7	$118.5	$102.0	$126.7
● Denison Energy Inc.(1)	$100	$133.3	$100.0	$155.6	$133.3	$333.3

Note:

(1) On March 24, 2004, Denison acquired all of the shares of Calfrac Well Services Ltd., a private oilfield services provider, and completed a vertical short form amalgamation pursuant to the *Business Corporations Act* (Alberta). As a result of the amalgamation, Denison changed its name to Calfrac Well Services Ltd. and changed its business to an oilfield services provider.

Compensation of Directors

For the year ended December 31, 2003, Denison paid fees to each director in the amount of $6,000 per year and paid to each director a fee of $400 for each meeting of the board of directors the director attended and $400 for each meeting of a committee of the board of directors the director attended. During the fiscal year ended December 31, 2003, Messrs. James S. Blair, Gregory S. Fletcher and Paul F. Little were each granted 15,000 options to purchase common shares of Denison, all of which were exercised or terminated prior to March 8, 2004.

Employment Agreements

Each of Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts has an employment agreement with the Corporation. Each of these agreements has an initial five year term that expires on September 1, 2004 and provides that each year thereafter, the term will automatically renew for a successive one-year renewal term, unless either party gives written notice to the contrary. Each of these agreements contains provisions in favour of the Corporation (i) prohibiting the disclosure by each of Messrs. Ramsay, Dibb and Roberts of any confidential information related to the Corporation's business, and (ii) prohibiting each of Messrs. Ramsay, Dibb and Roberts from competing with the Corporation or soliciting the employees or customers of the Corporation for two years from the termination of his employment with the Corporation. These employment agreements also provide that in the event of a change of control of the Corporation, each of Messrs. Ramsay, Dibb and Roberts has the right at any time within six months of the change of control to terminate his employment with the Corporation. If any of Messrs. Ramsay, Dibb or Roberts exercises this right, or if the Corporation terminates the employment of any of Messrs. Ramsay, Dibb or Roberts following a change of control, such officer is entitled to all accrued but unpaid bonuses and to a severance payment equal to two times his annual 2003 base salary.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's board of directors continually evaluates the corporate governance policies and procedures of the Corporation. Regulatory changes that have occurred as a result of the enactment of the Sarbanes-Oxley Act in the United States, and proposed changes to the TSX Corporate Governance Guidelines are continually monitored by the Corporation's board of directors and the board will take appropriate action as regulatory changes occur. In the following table, the Corporation's corporate governance procedures are compared with the current TSX guidelines on corporate governance.

	TSX Guideline	Calfrac Alignment	Commentary
1.	The board of directors should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	The board of directors acknowledges its responsibility for the stewardship of the Corporation in overseeing the business and affairs of the Corporation. In particular, the board:
	(a) adoption of a strategic planning process;	Yes	(a) ensures the Corporation has appropriate short and long term goals and has implemented a strategic planning process;
	(b) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) identifies the principal business risks and ensures proper systems are in place to manage these risks and protect shareholder value;
	(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) ensures that senior management is of the highest calibre and that adequate systems are in place for the appointment, development and monitoring of senior management to facilitate the orderly succession of senior management;
	(d) a communication policy for the corporation;	Yes	(d) ensures the Corporation's communication policy enables it to effectively communicate with shareholders, other stakeholders and the public generally, including the capital markets;
	(e) integrity of the corporation's internal control and management information systems.	Yes	(e) ensures the Corporation has in place adequate internal controls and management information systems.
2.	The board of directors should be constituted with a majority of individuals who qualify as unrelated directors as defined by the TSX.	Yes	The board of directors is comprised of 7 members, all of whom have extensive and varied business experience. The majority of the directors are non-management unrelated directors, as defined in the Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. The Corporation does not have a significant shareholder with the ability to exercise a majority of the votes for the election of directors.

	TSX Guideline	Calfrac Alignment	Commentary
3.	The application of the definition of "unrelated director" to each director should be the responsibility of the board and the analysis of the application of the principles supporting the conclusions of the board should be disclosed on an annual basis.	Yes	All of the members of the board of directors of the Corporation are non-management unrelated directors with the exception of Mr. D. R. Ramsay, President and Chief Executive Officer. All other members of the board of directors are free from any interest and any business or other relationship that could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation.
4.	The board of directors should appoint a committee of directors composed exclusively of outside, i.e., non- management, directors, a majority of whom are unrelated directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Corporate Governance Committee is comprised exclusively of non-management unrelated directors and is responsible for the identification and recommendation to the board of individuals qualified to become board members and for the ongoing assessment of directors.
5.	The board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	Yes	The Corporate Governance Committee is responsible for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The assessment is ongoing and will include an annual questionnaire that each director must complete. The committee will review the submitted questionnaires and the results will constitute part of the report to the full board.
6.	The corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	The Corporation has an informal orientation and education program which allows unrestricted direct access by any board member to any member of senior management and their staff.
7.	The board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The Corporation's Articles of Incorporation restrict the size of the board to a maximum of 15 members. The board of directors continually monitors its decision-making effectiveness and where appropriate will make the necessary changes to establish a board size to facilitate effective decision-making.

	TSX Guideline	Calfrac Alignment	Commentary
8.	The board of directors should review the adequacy and form of the compensation of directors and ensure compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Compensation Committee is comprised of three non-management unrelated directors. The Compensation Committee reviews the adequacy and structure of directors' compensation and makes recommendations designed to ensure the directors' compensation realistically reflects the responsibilities of the board of directors. The Compensation Committee is presently reviewing director's compensation levels with a view to making appropriate adjustments to director's compensation for the 2004 year to reflect the increased governance responsibilities of the directors.
9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes	The board of directors has established three committees: (i) the Audit Committee as described in paragraph 13; (ii) the Compensation Committee as described in paragraph 8; and (iii) the Corporate Governance Committee as described in paragraphs 4, 5 and 10.
10.	The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to the TSX corporate governance guidelines.	Yes	The Corporate Governance Committee is expressly charged with the responsibility for developing the Corporation's approach to governance issues and is responsible for the Corporation's response to the TSX corporate governance guidelines.
11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The Corporate Governance Committee is preparing the Corporation's corporate governance guidelines for consideration by the board. Any responsibility that is not delegated to senior management or a board committee remains with the full board. In addition, the board in conjunction with senior management determines the limits of management's responsibilities and establishes annual corporate objectives which management is responsible for meeting.

	TSX Guideline	Calfrac Alignment	Commentary
12.	The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.	Yes	The board of directors functions independently of management and appoints the Chairman of the Board. At least once during each year, immediately following the termination of a regularly scheduled meeting of the board of directors or the Audit Committee, the non-management unrelated directors attending such meeting will meet in an executive session without the presence of management to discuss whatever topics are appropriate. Additional executive sessions may be scheduled from time to time as determined by a majority of the non-management unrelated directors in consultation with the Chairman of the Board and the Chairman of the Corporate Governance Committee.
13.	The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.	Yes	The Audit Committee is comprised of four non-management unrelated directors. The Audit Committee is responsible for selecting and recommending the appointment of the Corporation's independent auditor by the shareholders, pre-approving all audit and non-audit services to be provided to the Corporation, and establishing the fees to be paid to the independent auditor. The committee meets directly with the Corporation's independent auditor both with management and independent of management and is responsible for monitoring the preparation and audit of the Corporation's financial statements and the establishment of appropriate internal controls. In addition, the committee provides an avenue for communication between the independent auditor, senior management and the board.
14.	The board of directors should implement a system that enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Any committee or any member of the board may engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

ELECTION OF DIRECTORS

The board of directors is elected annually and consists of such number of directors as fixed from time to time by resolution of the directors, such number being not less than three and not more than 15. The number of directors to be elected at the Meeting is fixed at seven.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote for the election, as directors of the Corporation, of the nominees whose names are set forth below. All of the nominees are currently directors of the Corporation. Each director elected will hold office until the close of the next annual meeting. The Corporation does not have an executive committee.

Name and Municipality of Residence	Position with Corporation	Principal Occupation Within Last Five Years	Number of Common Shares Beneficially Owned, Controlled or Directed	Director Since
Ronald P. Mathison [(1)(3)] *Calgary, Alberta*	Chairman of the Board and a Director	President of Matco Investments Ltd. (a private investment company); prior to 1999, Principal, Peters & Co. Limited.	4,504,562[(4)]	March 8, 2004
Douglas R. Ramsay *Calgary, Alberta*	Chief Executive Officer and a Director	President and Chief Executive Officer of Calfrac Well Services Ltd.	1,150,424	March 24, 2004
James S. Blair[(1)(2)] *Calgary, Alberta*	Director	President and Chief Executive Officer, ExAlta Energy Inc. (an independent private oil and gas exploration and development company) since 2002. Prior thereto, Senior Vice President and Chief Operating Officer, Husky Energy Inc. (an integrated energy company).	7,109	May 8, 2002
Gregory S. Fletcher[(1)(3)] *Calgary, Alberta*	Director	President, Sierra Energy Inc. (a private energy company).	16,606	May 8, 2002
Martin A. Lambert[(2)] *Calgary, Alberta*	Director	Partner, Bennett Jones LLP (a law firm). Prior to May 2000, Chief Executive Officer and a partner, Bennett Jones LLP.	11,853[(5)]	March 8, 2004
Paul F. Little[(2)] *King City, Ontario*	Director	President, Westover Investments, Inc. (a private investment company). Prior to 2000, principal, Gornitzki, Thompson & Little (merchant bank) from 1986 to 1999.	36,450	May 15, 1997
R. Timothy Swinton[(1)(3)] *Calgary, Alberta*	Director	President of Western Provinces Resources Ltd. (a private investment company) since 1997; Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto, Chairman and Chief Executive Officer of Kenting Energy Services Inc. (a public oilfield services company) in 1997.	22,000	March 24, 2004

Notes:

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Compensation Committee.
(4) Includes 3,025,811 Common Shares held by Matco Investments Ltd. and 674,423 Common Shares held by Matco Capital Ltd., entities controlled by Mr. Mathison.
(5) Excludes 674,423 Common Shares held by Matco Capital Ltd. in respect of which Mr. Lambert has an indirect minority beneficial interest.

FUTURE PRIVATE PLACEMENTS

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. The Corporation may undertake one or more financings over the next year and, if undertaken, expects some of them to be structured as private placements of treasury shares.

Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability of funds that the Corporation may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and its operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation currently has 17,107,277 Common Shares issued and outstanding and the Corporation proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 21, 2004, would not exceed 8,553,638 Common Shares in the aggregate, or 50% of the Corporation's issued and outstanding shares as at May 18, 2004.

Any private placement under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a 12 month period following the date on which shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

Market Price	**Maximum Discount**
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.

In any event, the TSX retains the discretion to decide whether a particular placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the 12 months following the date of the Meeting that will result in it issuing and/or making issuable a number of its Common Shares (taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements) that will exceed the TSX 25% Rule, at the Meeting the Corporation's shareholders will be asked to consider and, if thought fit, to approve a resolution authorizing the issuance by the Corporation, in one or more private placements during the twelve month period commencing June 21, 2004, of such number of securities as would result in the Corporation issuing or making issuable up to 8,553,638 Common Shares.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of votes cast by shareholders who vote in person or by proxy at the Meeting. The board of directors and management of the Corporation recommend the adoption of this resolution.

STOCK OPTION PLAN

The board of directors of the Corporation has determined to adopt a stock option plan (the "Plan") for the purpose of providing an incentive to directors, officers, employees and consultants of the Corporation to better enable the Corporation to attract and retain persons of experience and ability. At the Meeting, shareholders will be asked to consider and, if thought fit, to pass a resolution adopting the Plan.

The Plan provides that the board may from time grant stock options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries. In granting a stock option, the board must fix the number of Common Shares, the exercise price, vesting provisions and the expiry date (which shall be no later than ten years from the date of grant). The maximum number of Common Shares which may be purchased pursuant to stock options under the Plan is fixed at 855,000 Common Shares (representing approximately 5% of the issued and outstanding Common Shares as at May 18, 2004) and the maximum number of Common Shares that may be purchased pursuant to a stock option granted to any one person at any one time is 5% of the total number of Common Shares issued and outstanding on the date of grant. The Plan requires that the exercise price of a stock option shall be no less than the closing price of the Common Shares on the Toronto Stock Exchange on the first day preceding the date of grant on which at least one board lot of Common Shares traded. The Plan provides the board with the discretion to adjust both the number of Common Shares under option and the exercise price of stock options upon the occurrence of specified dilutive or antidilutive events. Finally, the Plan also provides for the acceleration of vesting of unvested stock options upon the occurrence of any one of a number of specified events that constitute a change of control of the Corporation.

The Corporation recognizes the need to strike the proper balance between having a long term compensation program for employees and directors to align their interests with those of shareholders while addressing shareholder concerns about dilution caused by the continual granting and exercising of options pursuant to a stock option program. To advance both goals, management of the Corporation has proposed a structure that it believes may substantially decrease the number of Common Shares issued pursuant to the exercise of options. The proposed Plan provides optionholders with the right to surrender vested options for cancellation in return for a direct cash payment from the Corporation, which would essentially be the same as the amount the optionholders would otherwise realize in exercising their options and immediately selling the Common Shares issued upon exercise. The choice to surrender options will be the optionholder's and the Corporation will not have the right to, by its own decision, make the cash payment rather than issue Common Shares pursuant to the exercise of an option.

The inclusion of a cash payment feature in the Plan will enable the Corporation to provide the same benefits to optionholders and provide optionholders with a liquidity feature without increasing the number of outstanding Common Shares, to the extent that optionholders utilize the cash payment feature. The Corporation anticipates that some optionholders may utilize this feature rather than exercising their options because it will allow optionholders to realize the value of their options through a simplified procedure and without incurring brokerage costs associated with the sale of the Common Shares acquired upon exercise of options. Under current law, the tax liability for optionholders will be essentially the same so long as it is the optionholder and not the Corporation that has the cash-out right.

The cash payment feature will provide shareholders with the additional benefit of increased transparency of the cost of employee and director compensation as well as an advantage to the Corporation, as cash payments made for options surrendered will be deductible by the Corporation as an employment expense for income tax purposes. Under Canadian accounting rules, the Corporation will be required to recognize a liability and compensation expense for options granted with a cash payment feature. The liability to be recorded by the Corporation will equal the intrinsic value of the options, which is the amount by which the current market price exceeds the exercise price. The intrinsic value of options is zero upon grant. The compensation expense for an accounting period will equal the change in the intrinsic value of the options, such that, over the life of an option with a cash payment feature, the cumulative compensation expense recorded by the Corporation will equal the amount of money the Corporation will pay to the optionholder upon exercise of the cash payment feature.

The board of directors considered a wide range of alternative strategies before determining that the Plan is the optimum solution to concurrently address shareholder concerns regarding the use of options and to advance competitive long-term incentive objectives. Compensation levels and components must be consistent with industry norms in order to attract and retain skilled personnel. Industry norms dictate that the Corporation provide a long-term compensation incentive, which is best realized by providing compensation linked to Common Share performance. If such compensation is not to involve issuing new Common Shares, it must involve, either directly or indirectly, cash compensation. Most forms of cash compensation are taxed as employment income in the hands of the employee or director; therefore, the Corporation would be required to increase compensation levels to achieve the same net incentive if it were to adopt some alternative form of cash compensation. The board of directors believes that the proposed Plan is the best solution to substantially reduce shareholder dilution while maintaining industry norm compensation levels at a lower cost to the Corporation.

The board of directors has approved the Plan, subject to shareholder approval. The complete text of the proposed Plan is set forth in Appendix "A" to this Information Circular. At the Meeting, the Corporation's shareholders will be asked to consider and, if thought fit, to approve a resolution approving the Plan. In order for the resolution to be passed, it must be approved by a simple majority of votes cast by shareholders who vote in person or by proxy at the Meeting. The board of directors and management of the Corporation recommend the adoption of this resolution.

CONFIRMATION OF NEW BY-LAW NO. 1 AND NEW BY-LAW NO. 2

On April 22, 2004, the Corporation's board of directors enacted new By-law No. 1 and new By-law No. 2 regulating, generally, the business and affairs of the Corporation. To remain effective, the new by-laws must be approved by the shareholders at the Meeting. New By-law No. 1 and new By-law No. 2 set forth the general rules with respect to the business and affairs of the Corporation, including the framework for the execution of documents on behalf of the Corporation, the formalities associated with meetings of the board of directors, the formalities associated with shareholder meetings, the appointment of officers, the indemnification of directors and officers, the payment of dividends, communications between the Corporation and shareholders and the borrowing powers of the board of directors.

The Corporation's by-laws required amendment as a result of the continuance of the Corporation under the *Business Corporations Act* (Alberta) (the "ABCA") that was completed on March 10, 2004. The Corporation's by-laws in effect immediately prior to April 22, 2004 were based on the requirements of the *Business Corporations Act* (Ontario). New By-law No. 1 and new By-law No. 2 comply with the requirements of the ABCA.

The complete text of new By-law No. 1 and new By-law No. 2 is attached hereto as Appendix "B". Shareholders who would like to receive a copy of the previous by-laws, as in effect prior to April 22, 2004, may contact the Corporate Secretary of the Corporation at (403) 266-6000 or by fax at (403) 266-7381.

At the Meeting, the Corporation's shareholders will be asked to consider and, if thought fit, to approve a resolution confirming new By-law No. 1 and new By-law No. 2 enacted by the Corporation's board of directors on April 22, 2004.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of votes cast by shareholders who vote in person or by proxy at the Meeting. The board of directors and management of the Corporation recommend the adoption of this resolution.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year at remuneration to be fixed by the board of directors.

APPROVAL OF CIRCULAR

The contents and sending of this Circular have been approved by the board of directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta, the 18th day of May, 2004.

Douglas R. Ramsay
President and Chief Executive Officer

Gordon A. Dibb
Executive Vice President and
Chief Financial Officer

APPENDIX "A"

CALFRAC WELL SERVICES LTD.

STOCK OPTION PLAN

(Approved by the board of directors of Calfrac Well Services Ltd. on May 18, 2004.)

1. The Plan

A stock option plan (the "Plan") pursuant to which options to purchase common shares ("Shares") of Calfrac Well Services Ltd. (the "Corporation") may be granted to the directors, officers and employees of the Corporation or a subsidiary of the Corporation is hereby established on the terms and conditions herein set forth.

2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation or a subsidiary of the Corporation to acquire Shares, thereby (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive for their efforts on behalf of the Corporation.

3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to (i) construe and interpret this Plan and all agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "Board" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(d) An option to acquire a Share granted hereunder (an "Option") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom the Option is granted, which agreement shall be in such form as the Board shall approve.

4. Shares Subject to Plan

(a) Subject to section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan or any other stock option plan of the Corporation shall be fixed at a maximum of 855,000 Shares. This prescribed maximum may be subsequently increased to any other specified amount, subject to the approval of

the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c) If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility and Participation

(a) The Board may, in its discretion, select any directors, officers or employees of the Corporation or a subsidiary of the Corporation to participate in this Plan. Any person selected for participation in this Plan by the Board is herein referred to as a "Participant".

(b) The Board may from time to time, in its discretion, grant Options to any Participant upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange or exchanges on which the Shares are listed require such approval.

(c) The number of Shares reserved for issuance pursuant to Options granted to insiders (as that term is defined by the *Securities Act* (Ontario)) under this Plan and any other share compensation arrangements of the Corporation shall not exceed 10% of the total number of issued and outstanding Shares.

(d) The number of Shares issuable to insiders under this Plan and any other share compensation arrangements of the Corporation, within a one year period, shall not exceed 10% of the total number of issued and outstanding Shares.

(e) The number of Shares issuable to any one insider and such insider's associates (as that term is defined by the *Securities Act* (Ontario)) under this Plan and any other share compensation arrangements of the Corporation, within a one-year period, shall not exceed 5% of the total number of issued and outstanding Shares.

(f) The number of Shares issuable to a director who is not otherwise employed by the Corporation under this Plan and any other share compensation arrangements of the Corporation shall not exceed 1% of the total number of issued and outstanding Shares.

7. Exercise Price

An Option may be exercised at a price (the "Exercise Price") that shall be fixed by the Board at the time that the Option is granted. No Option shall be granted with an Exercise Price that is at a discount to the fair market value of the Shares that may be acquired on the exercise of such Option, determined with reference to the market price. The market price shall be the closing price of the Shares on the Toronto Stock Exchange (or if the Shares are not listed on such exchange, on the stock exchange on which the Shares are traded) on the last day preceding the date of grant on which at least one board lot of Shares was traded (the "Market Price").

8. Number of Optioned Shares

The number of Shares that may be acquired under Options granted to a Participant (the "Optioned Shares") shall be determined by the Board as at the time the Options are granted, provided that the aggregate number of

Shares reserved for issuance to any one Participant under this Plan and any other share compensation arrangement of the Corporation shall not exceed 5% of the total number of issued and outstanding Shares.

9. Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations that may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:

(a) no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b) the Option Period shall be automatically reduced in accordance with sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Option in respect of which shareholder approval is required under the rules of any stock exchange on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

10. Method of Exercise of Option

(a) Except as set forth in sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised or surrendered unless the holder of such Option is, at the time the Option is exercised or surrendered, a director, officer or employee of the Corporation or a subsidiary of the Corporation.

(b) Subject to the other provisions of this Plan and any vesting limitations imposed by the Board at the time of grant, Options may be exercised or surrendered, in whole or in part, at any time or from time to time, by a Participant by written notice given to the Corporation specifying either of the following alternatives:

  (i) the purchase of the number of Optioned Shares specified in the notice at the Exercise Price specified for such Optioned Shares, in which case the notice shall be accompanied by payment in full of the Exercise Price for the Optioned Shares with respect to which the Options are being exercised; or

  (ii) the surrender, in whole or in part, of a Participant's rights under the Options being surrendered in exchange for a cash payment per Optioned Share equal to the difference between the Exercise Price of the Options being surrendered and the closing price of the Shares on the Toronto Stock Exchange (or if the Shares are not listed on such exchange, on the stock exchange on which the Shares are traded) on the date the Options are surrendered.

(c) The election to exercise or surrender Options pursuant to paragraph 10(b) above shall be at the Participant's discretion and shall be binding on the Corporation.

(d) A Participant shall not be obligated to purchase and pay for any Optioned Shares other those Optioned Shares in respect of which the Participant shall have exercised Options pursuant to paragraph 10(b)(i) above.

(e) Upon the exercise of Options pursuant to paragraph 10(b)(i) above, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which Options have been exercised, such Shares to be issued as fully paid and non-assessable Shares.

(f) A Participant who exercises Options pursuant to paragraph 10(b)(i) above and who otherwise qualifies for the election to defer the recognition of the employment benefit realized upon the exercise of an Option until the Optioned Shares are sold, as provided in section 7 of the *Income Tax Act* (Canada) (the "Tax Act"), may make such an election by providing to the Corporation (A) a written instrument which attests that the Participant is a resident of Canada and has satisfied the requirements of subsection 7(8) of the Tax Act and (B) an election in the form prescribed by the regulations to the Tax Act. To be effective, the instrument and election referred to in the preceding sentence must be delivered to the Corporation prior to January 16 of the year following the year in which the exercise of Options occurred.

(g) The Corporation shall not make loans to Participants in order to allow Participants to pay for any Optioned Shares.

11. Ceasing to be a Director, Officer or Employee

If any Participant who is a director, officer or employee of the Corporation or a subsidiary of the Corporation shall cease to be a director, officer or employee of the Corporation or a subsidiary of the Corporation for any reason other than cause, death, permanent disability or normal retirement, his or her Options will terminate at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the relevant Option Periods and the ninetieth (90th) day after the date on which such Participant ceases to be a director, officer or employee of the Corporation or a subsidiary of the Corporation. During such period, such Participant's Options shall be exercisable only to the extent that the Participant was entitled to exercise the Options as at the last day on which he was a director, officer or employee of the Corporation or a subsidiary of the Corporation.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall (i) confer upon such Participant any right to continue as a director, officer or employee of the Corporation or any subsidiary of the Corporation; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of the Corporation or any subsidiary of the Corporation.

12. Cause, Death, Permanent Disability or Normal Retirement of a Participant

If a Participant who is a director, officer or employee of the Corporation or a subsidiary of the Corporation shall cease to be a director, officer or employee of the Corporation or a subsidiary of the Corporation for cause, as determined in the opinion of the Corporation's legal counsel, all Options previously granted to him or her shall immediately expire and terminate.

In the event of the death, permanent disability or normal retirement of a Participant, any Options previously granted to him or her shall be exercisable until the end of the Option Periods for such Options or until the expiration of 12 months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under such Options shall pass by the Participant's will or applicable law; and

(b) to the extent that he or she was entitled to exercise the Options as at the date of his or her death or permanent disability.

13. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15. Tax Withholdings

The Corporation shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions.

16. Adjustments

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option. If the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b) Adjustments under this section 16 shall be made by the Board, whose determination as to what adjustments shall be made and the extent thereof shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment.

17. Change of Control

Notwithstanding any other provision hereof, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant shall be entitled to exercise in full or in part any unexercised Options previously granted hereunder, whether vested or not, until the earlier of the expiration of the relevant Option Periods or the expiration of ninety (90) days after the date of termination of the employment of the Participant with the Corporation or a subsidiary of the Corporation or ninety (90) days after the cessation or termination of the Participant as a director or officer of the Corporation or a subsidiary of the Corporation.

For the purpose of this Plan, change of control of the Corporation means:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate thirty percent (30%) or more of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; provided that no change of control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then-owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights) thirty percent (30%) or more of the combined voting rights attached to the Corporation's then-outstanding Shares;

(c) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no change of control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date;

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e) individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for the election of directors no longer constitute a majority of the Board following such election.

18. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, the Participant's Options may be exercised only by the Participant, and in the event of the death or permanent disability of a Participant, the Participant's Options may be exercised only by the person or persons to whom the Participant's rights under the Options pass by the Participant's will or applicable law.

19. Amendment and Termination

(a) The Board may, at any time, suspend or terminate this Plan.

(b) Subject to paragraphs 19 (c) and (d) below, the Board may at any time amend or revise the terms of this Plan or any Options, subject to any required regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under this Plan without such Participant's consent.

(c) Any material amendment to this Plan (including an increase in the maximum number of Shares issuable hereunder) shall be approved by a majority of the votes cast at a meeting of the holders of the Shares.

(d) Any material amendment to an Option held by an insider, including a change in the exercise price or expiry date, must be approved by a majority of the votes cast at a meeting of the holders of the Shares, excluding the votes attached to Shares beneficially owned by such insider. For the purposes of this paragraph 19(d), the cancellation of an Option prior to its expiry date in conjunction with the granting of an Option to the same insider on different terms shall be considered to be a material amendment to an Option.

20. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such

Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

21. Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

22. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

23. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier or by facsimile transmission addressed, if to the Corporation, to the office of the Corporation in Calgary, Alberta, Attention: Corporate Secretary; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

24. Gender

Words used herein importing gender shall include all genders.

25. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

APPENDIX "B"

CALFRAC WELL SERVICES LTD.

BY-LAW NO. 1

INDEX

Page

CALFRAC WELL SERVICES LTD.

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of CALFRAC WELL SERVICES LTD. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Business Corporations Act* (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b) "board" means the board of directors of the Corporation;

(c) "by-laws" means the by-laws of the Corporation from time to time in force and effect;

(d) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2. The Corporation shall at all times have a registered office within Alberta. Subject to subsection (4) of section 20 of the Act, the directors of the Corporation may at any time:

(a) change the address of the registered office within Alberta;

(b) designate, or revoke or change a designation of, a records office within Alberta; or

(c) designate, or revoke or change a designation of, a post office box within Alberta as the address for service by mail of the Corporation.

SEAL

3. The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

DIRECTORS

4. Number. The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors. Subject to subsection (4) of section 105 of the Act, at least half of the directors shall be resident Canadians.

5. Vacancies. Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

6. Powers. Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute.

7. Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a) act honestly and in good faith with a view to the best interests of the Corporation; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8. Qualification. The following persons are disqualified from being a director of the Corporation:

(a) anyone who is less than 18 years of age;

(b) anyone who

(i) is a dependent adult as defined in the *Dependent Adults Act* or is the subject of a certificate of incapacity under that Act,

(ii) is a formal patient as defined in the Mental Health Act,

(iii) is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both, or

(iv) has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c) a person who is not an individual; and

(d) a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

9. Term of Office. A director's term of office (subject to the provisions, if any, of the Corporation's articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

10. Election. Subject to sections 106 and 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual

meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

11. Consent to Election. A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.

12. Removal. Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

13. Vacation of Office. A director of the Corporation ceases to hold office when:

(a) he dies or resigns;

(b) he is removed from office; or

(c) he becomes disqualified.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

14. Validity of Acts. An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification. An act of the directors or a committee of directors is valid notwithstanding non-compliance with paragraphs 4, 21 or 23 hereof.

MEETINGS OF DIRECTORS

15. Place of Meeting. Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16. Notice. Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than forty-eight (48) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17. Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18. Omission of Notice. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

19. Telephone Participation. A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

20. Adjournment. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

21. Quorum and Voting. Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least half of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.

22. Resolution in Lieu of Meeting. Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

COMMITTEES OF DIRECTORS

23. General. The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least half of whom shall be resident Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f) pay a commission referred to in section 42 of the Act;

(g) approve a management proxy circular;

(h) approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i) adopt, amend or repeal by-laws of the Corporation.

Notwithstanding the foregoing and subject to the articles or any unanimous shareholder agreement, the directors may, by resolution, delegate to a director, managing director or committee of directors the power to:

(j) borrow money on the credit of the Corporation;

(k) issue, reissue, sell or pledge debt obligations of the Corporation;

(l) subject to section 45 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(m) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

24. Audit Committee. Subject to subsection (3) of section 171 of the Act, if any of the issued shares of the Corporation, or securities of the Corporation which may or might be exchanged for or converted into shares of the Corporation, were part of a distribution to the public and the Corporation has more than fifteen shareholders, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25. Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

26. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

CONFLICT OF INTEREST

27. A director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract. If a material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved. This paragraph is subject to any unanimous shareholder agreement.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

28. No director or officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection

therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

29. (1) Subject to section 124 of the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2) The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in subparagraph 29(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

(3) Notwithstanding anything in this paragraph 29, a person referred to in subparagraph 29(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a) was substantially successful on the merits of his defence of the action or proceeding; and

(b) fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

OFFICERS

30. Appointment of Officers. Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board and shall appoint a President and a Secretary and if deemed advisable may appoint one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time

be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

31. Removal of Officers and Vacation of Office. Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

32. Vacancies. If the office of President, Vice-President, Secretary, Assistant Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 30 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.

33. Chairman of the Board. The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.

34. President. The President shall be the chief executive officer of the Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

35. Vice-President. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments in writing as require his or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

36. Secretary. The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (3) and (5) of section 21 of the Act. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

37. Treasurer. Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

38. Assistant Secretary and Assistant Treasurer. The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of

seniority, shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

39. Managing Director. The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 115 of the Act. The Managing Director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors.

40. Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

41. Annual Meeting. Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Alberta determined by the directors on such day in each year and at such time as the directors may determine.

42. Special Meetings. The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place within Alberta as the directors may determine.

43. Meeting on Requisition of Shareholders. The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

44. Notice. A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 131 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.

A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

45. Waiver of Notice. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

46. Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

47. Record Dates. The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

 (i) at the close of business on the last business day preceding the day on which the notice is sent; or

 (ii) if no notice is sent, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

48. Chairman of the Meeting. In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

49. Votes. Votes at meetings of shareholders may be given either personally or by proxy. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a ballot at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name. In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

50. Right to Vote. Subject to section 139 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

51. Proxies. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

> The undersigned shareholder of ____________________ hereby appoints ________________________ of _____________________, whom failing, _____________________ of ____________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ___ day of _______, 20__ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.
>
> Dated the ___ day of _________, 20__.
>
> ______________________________
> Signature of Shareholder

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman of the meeting of shareholders may in his discretion accept any written communication (including without limitation any telecopy, telegram, cable or telex) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.

52. Telephone Participation. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

53. Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) days, subsection (1) of section 149 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

54. Quorum. Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

55. Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.

SHARES AND TRANSFERS

56. Issuance. Subject to the articles, any unanimous shareholder agreement and to section 30 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

57. Security Certificates. A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 48 of the Act) be in such form as the directors may from time to time by resolution approve

and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate may be printed or otherwise mechanically reproduced on it. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

58. Agent. The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

59. Dealings with Registered Holder. Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

60. Surrender of Security Certificates. Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

61. Defaced, Destroyed, Stolen or Lost Security Certificates. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporation's agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 67 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

62. Enforcement of Lien for Indebtedness. Subject to subsection (8) of section 48 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or his legal representative or as he shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person.

DIVIDENDS

63. The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a) the Corporation is, or would be after the payment be, unable to pay its liabilities as they become due; or

(b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 43 of the Act, the Corporation may pay a dividend in money or property.

64. In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

65. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

66. Service. Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a) the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

67. Failure to Locate Shareholder. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

68. Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

69. Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

70. Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 66 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

71. Signatures upon Notices. The signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

72. Computation of Time. All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the Interpretation Act, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

73. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CUSTODY OF SECURITIES

74. All securities (including without limitation warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

75. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by the President alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by the President to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements,

releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of the President or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FISCAL PERIOD

76. The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

CALFRAC WELL SERVICES LTD.

BY-LAW NO. 2

A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by CALFRAC WELL SERVICES LTD. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

The directors of the Corporation may from time to time:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e) delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

This by-law shall remain in force and be binding upon the Corporation as regards any party acting on the faith thereof until a copy, certified by the Secretary of the Corporation, of a by-law repealing or replacing this by-law shall have been received by such party and duly acknowledged in writing.

Calfrac Well Services Ltd.

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

A B C 1 2 3 X

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Form of Proxy - Annual and Special Meeting to be held on June 21, 2004

Notes to Proxy

1. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than Douglas R. Ramsay or Gordon A. Dibb to attend and act on behalf of such shareholder at the Meeting or any adjournment thereof. To exercise this right the shareholder must: (i) insert the name of the other person in the blank space provided above; or (ii) complete another appropriate form of proxy.

2. In order for this proxy to be valid, it must be deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

3. This proxy must be dated and signed by the shareholder or his duly authorized attorney or, if the shareholder is a corporation, by a duly authorized officer. If this proxy is not dated, it will be deemed to bear the date on which the Information Circular was distributed by the Corporation to the shareholders.

THANK YOU

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004K5A

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Calfrac Well Services Ltd. hereby appoint: Douglas R. Ramsay, or failing him Gordon A. Dibb **OR** **instead of either of the foregoing,**

as proxyholder, with power of substitution, to attend, to act and to vote for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation (the "Meeting"), which is to be held at 3:30 p.m. (Calgary time) on June 21, 2004, at the Calgary Petroleum Club, McMurray Room, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof and on every poll that may take place thereat, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting, and without restricting the general authorization and power hereby conferred, the designee named above is specifically instructed to vote the common shares to which this proxy relates as follows:

1. Election of Directors as set forth in the Information Circular relating to the Meeting dated May 18, 2004 (the "Information Circular").

FOR all nominees: ☐

WITHHOLD vote for all nominees: ☐

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2. Appointment of Auditors

	For	Withhold
The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, to serve as auditors of the Corporation for the ensuing year, at such remuneration as may be determined by the board of directors	☐	☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Proxy Circular.

	For	Against
3. A resolution approving future private placements of up to 50% of the issued and outstanding common shares of the Corporation at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange.	☐	☐
4. A resolution approving the Stock Option Plan of the Corporation, as set forth in the Information Circular.	☐	☐
5. A resolution confirming new By-law No. 1 and new By-law No. 2, as set forth in the Information Circular.	☐	☐

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On any other matters that may properly come before the Meeting in such manner as the proxyholder may see fit.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

The undersigned instructs the person herein designated as proxyholder to act on the above matters as directed. In the absence of any such direction the common shares will be voted for: (i) the election of directors; (ii) the appointment of auditors, at such remuneration as may be determined by the directors; (iii) the approval of future private placements of up to 50% of the *issued and outstanding common shares of the Corporation at any time until the next annual meeting of shareholders; (iv) the approval of the Stock Option Plan; and (v) the confirmation of* new By-law No. 1 and new By-law No. 2. The undersigned hereby confers on the proxyholder discretionary authority with respect to amendments to or variations of the matters outlined above and with respect to matters other than those listed in the accompanying notice of meeting that may properly be brought before the Meeting. The undersigned hereby revokes any proxy previously given for the purposes of the Meeting in respect of common shares held by the undersigned.

Signature(s)

Date - Day / Month / Year

DSEQ

004K6A

DENISON ENERGY INC.

NOTICE OF SPECIAL MEETING OF DENISON ENERGY SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON MARCH 3, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Denison Interim Order**") of the Ontario Superior Court of Justice (the "**Ontario Court**") the special meeting (the "**Denison Meeting**") of holders ("**Securityholders**") of common shares ("**Denison Energy Common Shares**") and options to purchase Denison Energy Common Shares ("**Denison Energy Options**") of Denison Energy Inc. ("**Denison Energy**") will be held at the Metro Toronto Convention Centre, 255 Front Street West, Room 203B, Toronto, Ontario on Wednesday, March 3, 2004, at 10:30 a.m. (Toronto time) for the following purposes:

1. for holders of Denison Energy Common Shares ("**Denison Energy Shareholders**") to consider and, if deemed advisable, to pass, a special resolution (the "**Reorganization Resolution**") in the form attached as Exhibit "A" to the information circular dated January 29, 2004 which accompanies this Notice (the "**Information Circular**") to approve:

    (a) the arrangement (the "**Denison Arrangement**") by way of plan of arrangement (the "**Denison Plan of Arrangement**") pursuant to section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**") and the associated arrangement agreement (the "**Denison Arrangement Agreement**") involving Denison Energy, Tenwest Uranium Limited, Denison Mines Inc. ("**Denison Mines**"), Denison Oil Corporation ("**Denison Oil**"), Denison Resources Inc. ("**Denison Resources**"), Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer;

    (b) the continuance of Denison Energy under the *Business Corporations Act* (Alberta);

    (c) the issuance, following completion of the Denison Arrangement, of up to an aggregate number of common shares in the capital of Denison Energy that is equal to 45% of the outstanding common shares of Denison Energy (after giving effect to such issuance of common shares) ("**New Denison Energy Common Shares**") in a private placement to Matco Capital Ltd. ("**Matco**") and other parties designated by Matco at a purchase price of $0.35 per common share on a pre-consolidation basis ($7.35 per common share on a post-consolidation basis) (the "**Share Subscription**");

    (d) a change of Denison Energy's name to "Highland Investments Ltd." or such other name as the board of directors and regulatory authorities may approve in the event that Denison Energy has not completed an acquisition of all of the shares of Calfrac Well Services Ltd. ("**Calfrac**") within 90 days of the effective date of the Denison Plan of Arrangement; and

    (e) a reduction in the deficit and contributed surplus of Denison Energy in connection with the Denison Arrangement;

2. for holders of Denison Energy Options ("**Denison Energy Optionholders**") to consider and, if deemed advisable, to pass, a special resolution (the "**Optionholders' Arrangement Resolution**") in the form attached as Exhibit "B" to the Information Circular to approve the Denison Arrangement;

3. if the Denison Arrangement and the Share Subscription (collectively, the "**Reorganization**") are approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass, a special resolution (the "**Forte Arrangement Resolution**") in the form attached as Exhibit "C" to the Information Circular to approve the arrangement (the "**Forte Arrangement**") by way of a plan of arrangement (the "**Forte Plan of Arrangement**") pursuant to Section 193 of the *Business Corporations Act* (Alberta) (the "**ABCA**") involving Forte Oil Corporation, Denison Energy, 1087215 Alberta Ltd. and Denison Oil, the new incentive share option plan for Denison Oil, and the election of directors and appointment of auditors for Denison Oil;

4. if the Reorganization is approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass, an ordinary resolution (the "**Calfrac Acquisition Resolution**") in the form attached as Exhibit "D"

to the Information Circular authorizing Denison Energy to issue up to 12,000,000 New Denison Energy Common Shares as consideration for the acquisition of the shares of Calfrac pursuant to the terms of the option agreement between Denison Energy, Matco Investments Ltd. on behalf of itself and the other shareholders of Calfrac, and Calfrac (the "**Calfrac Option Agreement**") and to authorize Denison Energy to change the nature of its business from a mining and energy resources company to an oilfield services company or such other business as the directors in their discretion may choose;

5. if the Reorganization is approved, for Denison Energy shareholders to consider and, if deemed advisable, to pass an ordinary resolution approving the new incentive stock option plan for Denison Mines in the form attached as Exhibit "P" to the Information Circular;

6. if the Reorganization is approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass with or without variation, an ordinary resolution approving the issuance by Denison Mines in a private placement or series of private placements, during the twelve months commencing on the date the Denison Arrangement becomes effective, of up to 8,000,000 common shares of Denison Mines, subject to certain restrictions and conditional upon completion of the Denison Arrangement;

7. if the Reorganization and the Forte Arrangement are approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass with or without variation, an ordinary resolution approving the issuance by Denison Oil in a private placement or series of private placements, during the twelve months commencing on the date the Denison Arrangement becomes effective, of up to 18,200,000 common shares of Denison Oil, subject to certain restrictions and conditional upon completion of the Denison Arrangement and the Forte Arrangement;

8. if the Reorganization and the Forte Arrangement are approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass with or without variation, a special resolution changing the name of Denison Oil from "Denison Oil Corporation" to "Forte Resources Inc."; and

9. to transact such further or other business as may properly come before the Denison Meeting.

The accompanying Information Circular, including the Exhibits attached thereto, provides specific details of the matters to be addressed at the Denison Meeting and is incorporated into this Notice.

A copy of the Denison Arrangement Agreement is reproduced as Exhibit "G" to the Information Circular and attached thereto as Appendix 1 is the Denison Plan of Arrangement pursuant to which the Denison Arrangement will be effected.

A copy of the Forte Arrangement Agreement is reproduced as Exhibit "H" to the Information Circular and attached thereto as Schedule A is the Forte Plan of Arrangement pursuant to which the Forte Arrangement will be effected.

The Denison Arrangement is being considered pursuant to the Denison Interim Order of the Ontario Court, and the Denison Arrangement must be approved by a final order of the Ontario Court. A copy of the Denison Interim Order and a copy of the Notice of Application for the final order of the Ontario Court are reproduced as Exhibit "E" and Exhibit "F", respectively, to the Information Circular.

The board of directors of Denison Energy has fixed the close of business on January 29, 2004 as the record date for determination of Denison Energy Shareholders entitled to notice of the Denison Meeting and the right to vote thereat, and have selected the close of business on January 12, 2004 as the record date for determination of Denison Energy Optionholders entitled to notice of the Denison Meeting and the right to vote thereat. Only Denison Energy Shareholders of record at the close of business on January 29, 2004 and Denison Energy Optionholders of record at the close of business on January 12, 2004 will be entitled to notice of and to vote at the Denison Meeting, except that a transferee of Denison Energy Common Shares after such record date may, not later than 10 days before the Denison Meeting, establish the right to vote by providing evidence of ownership of Denison Energy Common Shares and requesting that the transferee's name be placed on the voting list in place of the transferor.

Denison Energy Shareholders and Denison Energy Optionholders are invited to attend the Denison Meeting. ***Registered Denison Energy Shareholders*** who are unable to attend the Denison Meeting in person are requested to

complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of Denison Energy c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax number (416) 263-9524 or toll free 1-866-249-7775, or to the Secretary of Denison Energy at Denison Energy's head office, Atrium on Bay, 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2, fax number (416) 979-5893. ***Non-Registered Denison Energy Shareholders*** who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.

To be effective at the Denison Meeting, a proxy must be deposited with Computershare or the Secretary of Denison Energy not later than 5:00 p.m. (Toronto time) on the last Business Day before the Denison Meeting.

The persons named in the enclosed form of proxy are directors and/or officers of Denison Energy. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for him or her and on his or her behalf at the Denison Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the appointee should be legibly printed in the blank space provided.

Pursuant to the Denison Interim Order, Denison Energy Shareholders have been granted the right to dissent in respect of the Reorganization Resolution and, if the Denison Arrangement becomes effective, to be paid the fair value of such holder's Denison Energy Common Shares in accordance with Section 185 of the OBCA, as modified by the Denison Interim Order, by providing evidence of ownership of Denison Energy Common Shares and requesting that the transferee's name be placed on the voting list in place of the transferor. Shareholders may exercise such right until 5:00 p.m. (Toronto time) on the last Business Day before the Denison Meeting by giving Denison Energy a notice of dissent with respect to the Reorganization Resolution by registered mail addressed to Denison Energy Inc., Atrium on Bay, Suite 320, 40 Dundas Street West, Toronto, Ontario, M5G 2C2, fax number (416) 979-5893, Attention: Secretary. Beneficial owners of Denison Energy Common Shares registered in the name of a broker, custodian, nominee or any other intermediary who wish to exercise the right to dissent should be aware that only registered owners of Denison Energy Common Shares are entitled to dissent. The requirements relating to the right to dissent, as set out in Section 185 of the OBCA and as modified by the Denison Interim Order, must be strictly complied with or such right may be lost. Refer to "Dissent Rights" in the Information Circular and Section 185 of the OBCA, reproduced as Exhibit "I" to the Information Circular for more information regarding Denison Energy Shareholders' Dissent Rights.

DATED at Toronto, Ontario, this 29th day of January, 2004.

By Order of the Board of Directors

(signed)
E. PETER FARMER
President and Chief Executive Officer

DENISON ENERGY INC.

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

TO BE HELD ON MARCH 3, 2004

– and –

NOTICE OF APPLICATION

– and –

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

– and –

FORMS OF PROXY

with respect to proposed

PLANS OF ARRANGEMENT

involving

DENISON ENERGY INC.

AND ITS SHAREHOLDERS AND OPTIONHOLDERS

January 29, 2004

TABLE OF CONTENTS

EXHIBITS

January 29, 2004

Dear Denison Energy Securityholder:

You are invited to attend a special meeting of our shareholders and optionholders to be held, pursuant to the interim order of the Ontario Superior Court of Justice, at the Metro Toronto Convention Centre, 255 Front Street West, Room 203B, Toronto, Ontario on Wednesday, March 3, 2004 at 10:30 a.m. (Toronto time). At the meeting, you will be asked to consider a reorganization of our company involving our shareholders and optionholders and our newly formed subsidiaries Denison Mines Inc. and Denison Oil Corporation that will result in the division of Denison Energy into three separate public companies.

The reorganization will occur by way of two plans of arrangement. The first plan of arrangement involves (a) the transfer of our existing mining assets and the liabilities and obligations associated with those assets from Denison Energy to Denison Mines and (b) the transfer of our existing Canadian petroleum and natural gas assets and the liabilities and obligations associated with those assets to Denison Resources Inc., a subsidiary of Denison Oil. Our shareholders will exchange each of their shares of Denison Energy for:

- one common share of Denison Mines,
- 1/5 of one common share of Denison Oil, and
- 1/21 of a share of a new class of common shares of Denison Energy (resulting in an effective consolidation of Denison Energy on a 1 for 21 basis).

As a result of this plan of arrangement, Denison Energy's shareholders will initially hold all of the shares in three separate publicly traded companies, Denison Energy, Denison Mines and Denison Oil. Denison Energy intends to be continued as an Alberta company following this plan of arrangement.

In the second plan of arrangement, Denison Oil will acquire all of the shares of Forte Oil Corporation, a private oil and gas exploration and development company based in Calgary, Alberta. Holders of Forte common shares will exchange each of their Forte common shares for 0.894 common shares of Denison Oil. As a result, the current holders of Forte common shares will hold approximately 80% of the Denison Oil common shares following completion of the Forte plan of arrangement. Denison Resources, which will hold all of the oil and natural gas assets currently owned by Denison Energy, and Forte, which will continue to hold all of its current oil and natural gas assets, will both be wholly owned subsidiaries of Denison Oil.

In connection with the reorganization, Denison Energy proposes to sell newly issued shares to a number of investors designated by Matco Capital Ltd., a private investment company based in Calgary, Alberta, immediately following the completion of the plan of arrangement, for proceeds of approximately $5.3 million. The new share issuance will give the Matco group a 45% interest in Denison Energy following the reorganization and share subscription.

Denison Energy has also entered into an option agreement under which it has been granted an option, exercisable after the share subscription by Matco, to purchase all of the shares of Calfrac Well Services Ltd., an Alberta-based oilfield services company, for an aggregate price of $227.5 million, less the amount of Calfrac's debt. If, as anticipated, Denison Energy exercises the option, Calfrac's oilfield services business will be Denison Energy's main line of business after the reorganization.

The accompanying circular describes the plans of arrangement, the share subscription by Matco, the option to acquire Calfrac and related transactions. The business, affairs and financial information of each of the proposed public companies resulting from the arrangement (including Calfrac's business) are also described in the Information Circular. Denison Energy's shareholders will be asked to vote to approve the Denison plan of arrangement and the share subscription by Matco, the Forte plan of arrangement, as well as to authorize the change of Denison Energy's business to that of Calfrac and the issuance of Denison Energy shares to Calfrac's shareholders as consideration for their shares upon exercise of the Calfrac option, and certain other matters. Optionholders will also be asked to vote to approve the Denison plan of arrangement.

Our board of directors has undertaken this transaction because we believe the creation of three separate dedicated companies focussed on three separate businesses, being uranium mining and environmental services, oil and gas exploration and development, and, if the acquisition of the Calfrac shares occurs, oilfield services, will enhance shareholder value, facilitate the ability of each company to develop within its business sector, provide new senior management for the oil and gas and oilfield services companies, and allow management of each of the resulting companies to closely focus on their respective businesses. The implementation of the reorganization is intended to provide such a focus. The reorganization will also provide Denison Energy's shareholders with additional investment choices and flexibility.

The reorganization also allows our businesses to pursue business opportunities that may not have been available to Denison Energy otherwise, such as the acquisition of Calfrac by Denison Energy and the combination of our oil and gas business with Forte. Denison Mines will be one of only two Canadian publicly traded companies that are primarily involved in the uranium mining and production business. Denison Energy also believes that the involvement of Matco as a key investor in Denison Energy going forward will provide Denison Energy and its shareholders with positive growth opportunities. Our board of directors, has received an opinion from our financial advisor, FirstEnergy Capital Corp., that the consideration to be received in each of the Denison plan of arrangement and the share subscription, and in the Forte plan of arrangement, is fair, from a financial point of view, to our shareholders. The board has concluded that the reorganization will benefit Denison Energy and its shareholders. For a discussion of the benefits resulting from these transactions, please turn your attention to the accompanying Management Information Circular under the headings "The Reorganization – Background to the Reorganization" and "The Reorganization – Recommendation of the Board of Directors".

The Board of Directors recommends that you vote in favour of the Denison plan of arrangement and the share subscription, the Forte plan of arrangement, the matters related to the possible acquisition of Calfrac and the other matters described in the accompanying Information Circular.

For the reorganization to proceed, it must be approved by at least 66⅔% of the votes cast by shareholders attending the meeting in person or by proxy and the plan of arrangement must be approved by at least 66⅔% of the votes cast by optionholders attending the meeting in person or by proxy. Each common share and each option will be entitled to one vote. The arrangement must also be approved by the Ontario Superior Court of Justice, and certain aspects of the arrangement require approval of regulatory authorities and other third parties.

If you are unable to attend the special meeting in person, please date, sign and return the enclosed form of proxy in the accompanying envelope by mail or by fax to Computershare Trust Company of Canada at your earliest convenience.

Yours truly,
DENISON ENERGY INC.

"E. Peter Farmer"

E. Peter Farmer
President and Chief Executive Officer

DENISON ENERGY INC.

NOTICE OF SPECIAL MEETING OF DENISON ENERGY SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON MARCH 3, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "**Denison Interim Order**") of the Ontario Superior Court of Justice (the "**Ontario Court**") the special meeting (the "**Denison Meeting**") of holders ("**Securityholders**") of common shares ("**Denison Energy Common Shares**") and options to purchase Denison Energy Common Shares ("**Denison Energy Options**") of Denison Energy Inc. ("**Denison Energy**") will be held at the Metro Toronto Convention Centre, 255 Front Street West, Room 203B, Toronto, Ontario on Wednesday, March 3, 2004, at 10:30 a.m. (Toronto time) for the following purposes:

1. for holders of Denison Energy Common Shares ("**Denison Energy Shareholders**") to consider and, if deemed advisable, to pass, a special resolution (the "**Reorganization Resolution**") in the form attached as Exhibit "A" to the information circular dated January 29, 2004 which accompanies this Notice (the "**Information Circular**") to approve:

   (a) the arrangement (the "**Denison Arrangement**") by way of plan of arrangement (the "**Denison Plan of Arrangement**") pursuant to section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**") and the associated arrangement agreement (the "**Denison Arrangement Agreement**") involving Denison Energy, Tenwest Uranium Limited, Denison Mines Inc. ("**Denison Mines**"), Denison Oil Corporation ("**Denison Oil**"), Denison Resources Inc. ("**Denison Resources**"), Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer;

   (b) the continuance of Denison Energy under the *Business Corporations Act* (Alberta);

   (c) the issuance, following completion of the Denison Arrangement, of up to an aggregate number of common shares in the capital of Denison Energy that is equal to 45% of the outstanding common shares of Denison Energy (after giving effect to such issuance of common shares) ("**New Denison Energy Common Shares**") in a private placement to Matco Capital Ltd. ("**Matco**") and other parties designated by Matco at a purchase price of $0.35 per common share on a pre-consolidation basis ($7.35 per common share on a post-consolidation basis) (the "**Share Subscription**");

   (d) a change of Denison Energy's name to "Highland Investments Ltd." or such other name as the board of directors and regulatory authorities may approve in the event that Denison Energy has not completed an acquisition of all of the shares of Calfrac Well Services Ltd. ("**Calfrac**") within 90 days of the effective date of the Denison Plan of Arrangement; and

   (e) a reduction in the deficit and contributed surplus of Denison Energy in connection with the Denison Arrangement;

2. for holders of Denison Energy Options ("**Denison Energy Optionholders**") to consider and, if deemed advisable, to pass, a special resolution (the "**Optionholders' Arrangement Resolution**") in the form attached as Exhibit "B" to the Information Circular to approve the Denison Arrangement;

3. if the Denison Arrangement and the Share Subscription (collectively, the "**Reorganization**") are approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass, a special resolution (the "**Forte Arrangement Resolution**") in the form attached as Exhibit "C" to the Information Circular to approve the arrangement (the "**Forte Arrangement**") by way of a plan of arrangement (the "**Forte Plan of Arrangement**") pursuant to Section 193 of the *Business Corporations Act* (Alberta) (the "**ABCA**") involving Forte Oil Corporation, Denison Energy, 1087215 Alberta Ltd. and Denison Oil, the new incentive share option plan for Denison Oil, and the election of directors and appointment of auditors for Denison Oil;

4. if the Reorganization is approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass, an ordinary resolution (the "**Calfrac Acquisition Resolution**") in the form attached as Exhibit "D"

to the Information Circular authorizing Denison Energy to issue up to 12,000,000 New Denison Energy Common Shares as consideration for the acquisition of the shares of Calfrac pursuant to the terms of the option agreement between Denison Energy, Matco Investments Ltd. on behalf of itself and the other shareholders of Calfrac, and Calfrac (the "**Calfrac Option Agreement**") and to authorize Denison Energy to change the nature of its business from a mining and energy resources company to an oilfield services company or such other business as the directors in their discretion may choose;

5. if the Reorganization is approved, for Denison Energy shareholders to consider and, if deemed advisable, to pass an ordinary resolution approving the new incentive stock option plan for Denison Mines in the form attached as Exhibit "P" to the Information Circular;

6. if the Reorganization is approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass with or without variation, an ordinary resolution approving the issuance by Denison Mines in a private placement or series of private placements, during the twelve months commencing on the date the Denison Arrangement becomes effective, of up to 8,000,000 common shares of Denison Mines, subject to certain restrictions and conditional upon completion of the Denison Arrangement;

7. if the Reorganization and the Forte Arrangement are approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass with or without variation, an ordinary resolution approving the issuance by Denison Oil in a private placement or series of private placements, during the twelve months commencing on the date the Denison Arrangement becomes effective, of up to 18,200,000 common shares of Denison Oil, subject to certain restrictions and conditional upon completion of the Denison Arrangement and the Forte Arrangement;

8. if the Reorganization and the Forte Arrangement are approved, for Denison Energy Shareholders to consider and, if deemed advisable, to pass with or without variation, a special resolution changing the name of Denison Oil from "Denison Oil Corporation" to "Forte Resources Inc."; and

9. to transact such further or other business as may properly come before the Denison Meeting.

The accompanying Information Circular, including the Exhibits attached thereto, provides specific details of the matters to be addressed at the Denison Meeting and is incorporated into this Notice.

A copy of the Denison Arrangement Agreement is reproduced as Exhibit "G" to the Information Circular and attached thereto as Appendix 1 is the Denison Plan of Arrangement pursuant to which the Denison Arrangement will be effected.

A copy of the Forte Arrangement Agreement is reproduced as Exhibit "H" to the Information Circular and attached thereto as Schedule A is the Forte Plan of Arrangement pursuant to which the Forte Arrangement will be effected.

The Denison Arrangement is being considered pursuant to the Denison Interim Order of the Ontario Court, and the Denison Arrangement must be approved by a final order of the Ontario Court. A copy of the Denison Interim Order and a copy of the Notice of Application for the final order of the Ontario Court are reproduced as Exhibit "E" and Exhibit "F", respectively, to the Information Circular.

The board of directors of Denison Energy has fixed the close of business on January 29, 2004 as the record date for determination of Denison Energy Shareholders entitled to notice of the Denison Meeting and the right to vote thereat, and have selected the close of business on January 12, 2004 as the record date for determination of Denison Energy Optionholders entitled to notice of the Denison Meeting and the right to vote thereat. Only Denison Energy Shareholders of record at the close of business on January 29, 2004 and Denison Energy Optionholders of record at the close of business on January 12, 2004 will be entitled to notice of and to vote at the Denison Meeting, except that a transferee of Denison Energy Common Shares after such record date may, not later than 10 days before the Denison Meeting, establish the right to vote by providing evidence of ownership of Denison Energy Common Shares and requesting that the transferee's name be placed on the voting list in place of the transferor.

Denison Energy Shareholders and Denison Energy Optionholders are invited to attend the Denison Meeting. ***Registered Denison Energy Shareholders*** who are unable to attend the Denison Meeting in person are requested to

complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Secretary of Denison Energy c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax number (416) 263-9524 or toll free 1-866-249-7775, or to the Secretary of Denison Energy at Denison Energy's head office, Atrium on Bay, 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2, fax number (416) 979-5893. ***Non-Registered Denison Energy Shareholders*** who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary.

To be effective at the Denison Meeting, a proxy must be deposited with Computershare or the Secretary of Denison Energy not later than 5:00 p.m. (Toronto time) on the last Business Day before the Denison Meeting.

The persons named in the enclosed form of proxy are directors and/or officers of Denison Energy. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for him or her and on his or her behalf at the Denison Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the appointee should be legibly printed in the blank space provided.

Pursuant to the Denison Interim Order, Denison Energy Shareholders have been granted the right to dissent in respect of the Reorganization Resolution and, if the Denison Arrangement becomes effective, to be paid the fair value of such holder's Denison Energy Common Shares in accordance with Section 185 of the OBCA, as modified by the Denison Interim Order, by providing evidence of ownership of Denison Energy Common Shares and requesting that the transferee's name be placed on the voting list in place of the transferor. Shareholders may exercise such right until 5:00 p.m. (Toronto time) on the last Business Day before the Denison Meeting by giving Denison Energy a notice of dissent with respect to the Reorganization Resolution by registered mail addressed to Denison Energy Inc., Atrium on Bay, Suite 320, 40 Dundas Street West, Toronto, Ontario, M5G 2C2, fax number (416) 979-5893, Attention: Secretary. Beneficial owners of Denison Energy Common Shares registered in the name of a broker, custodian, nominee or any other intermediary who wish to exercise the right to dissent should be aware that only registered owners of Denison Energy Common Shares are entitled to dissent. The requirements relating to the right to dissent, as set out in Section 185 of the OBCA and as modified by the Denison Interim Order, must be strictly complied with or such right may be lost. Refer to "Dissent Rights" in the Information Circular and Section 185 of the OBCA, reproduced as Exhibit "I" to the Information Circular for more information regarding Denison Energy Shareholders' Dissent Rights.

DATED at Toronto, Ontario, this 29th day of January, 2004.

By Order of the Board of Directors

(signed)
E. PETER FARMER
President and Chief Executive Officer

DENISON ENERGY INC.

**SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
TO BE HELD MARCH 3, 2004**

MANAGEMENT INFORMATION CIRCULAR

This Information Circular is being furnished to Securityholders of Denison Energy Inc. in connection with the solicitation of proxies by management of Denison Energy for use at a special meeting to be held at 10:30 a.m., Toronto time, on Wednesday, March 3, 2004, at the Metro Toronto Convention Centre, 255 Front Street West, Room 203B, Toronto, Ontario, and at any adjournment thereof.

Certain capitalized terms used in this Information Circular but not otherwise defined herein have the meanings given in the Glossary of Terms.

At the Denison Meeting, Denison Energy Shareholders of record as of January 29, 2004 will be asked to consider and vote on:

- the Reorganization Resolution approving the Denison Plan of Arrangement pursuant to Section 182 of the *Business Corporations Act* (Ontario), the continuance of Denison Energy under the ABCA, the Share Subscription by Matco Capital Ltd., the reduction in Denison Energy's deficit and contributed surplus in connection with the Denison Arrangement and the change of name of Denison Energy in the event that the acquisition of Calfrac is not completed;

- the Forte Arrangement Resolution approving the Forte Plan of Arrangement pursuant to Section 193 of the Business Corporations Act (Alberta);

- the Calfrac Acquisition Resolution authorizing the change of Denison Energy's business and issuance of up to 12,000,000 New Denison Energy Common Shares as consideration for the outstanding shares of Calfrac and changing the nature of Denison Energy's business;

- the Denison Mines Stock Option Plan Resolution to adopt the Denison Mines Stock Option Plan;

- the Denison Mines Private Placement Resolution and the Denison Oil Private Placement Resolution approving future private placements of Denison Mines and Denison Oil;

- a resolution approving the change of Denison Oil's name to "Forte Resources Inc";

and to transact such further or other business as may properly come before the Denison Meeting.

A copy of the Reorganization Resolution, the Forte Arrangement Resolution and the Calfrac Acquisition Resolution are attached as Exhibits "A", "C" and "D", respectively, to this Information Circular. A copy of the Denison Mines Stock Option Plan Resolution, the Denison Mines Private Placement Resolution, the Denison Oil Private Placement Resolution, and the change of name of Denison Oil from "Denison Oil Corporation" to "Forte Resources Inc." are described under the heading "Other Matters to be Considered at the Denison Meeting" in this Information Circular.

Denison Energy Optionholders will be asked to consider and vote for the Optionholders' Arrangement Resolution approving the Denison Arrangement. A copy of the Optionholders' Arrangement Resolution is attached as Exhibit "B" to this Information Circular.

All information relating to Denison Energy, Denison Mines, Denison Resources and Denison Oil has been supplied by Denison Energy. Information relating to the business of Calfrac, to be the continuing business of Denison Energy following the reorganization (if Denison Energy completes the acquisition of Calfrac), has been supplied by Calfrac. Information relating to Forte has been supplied by Forte.

No person is authorized to give any information or to make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation of an offer or proxy solicitation is not permitted to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

All summaries of, and references to, the Denison Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Denison Arrangement Agreement and the Denison Plan of Arrangement, copies of which are attached as Exhibit "G" and Appendix 1 to Exhibit "G", respectively, to this Information Circular. All summaries of, and references to, the Forte Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Forte Arrangement Agreement and the Forte Plan of Arrangement, copies of which are attached as Exhibit "H" and Schedule A to Exhibit "H", respectively, to this Information Circular. **You are urged to read carefully the full text of the Denison Arrangement Agreement and Denison Plan of Arrangement and the Forte Arrangement Agreement and Forte Plan of Arrangement.**

References in this Information Circular to a fiscal year are to the year ended December 31. All information is presented as at January 29, 2004 unless otherwise indicated.

WE ARE NOT GIVING YOU LEGAL, TAX OR INVESTMENT ADVICE. YOU SHOULD CONSULT YOUR OWN ADVISORS.

ALL SECURITYHOLDERS NOT RESIDENT IN CANADA ARE URGED TO CONSULT AND RELY ON THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES IN THEIR OWN JURISDICTIONS.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The common shares of Denison Mines (the "**Denison Mines Common Shares**"), the common shares of Denison Oil (the "**Denison Oil Common Shares**") and the Class A Common Shares of Denison Energy (the "**New Denison Energy Common Shares**") to be issued under the Denison Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**"), and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The Denison Mines Common Shares and Denison Oil Common Shares will not be listed for trading on any United States stock exchange. The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "**1934 Act**"). The solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and, accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Denison Energy Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial statements, pro forma and historical information of Denison Energy, Denison Mines and Denison Oil included or incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements, pro form and historical information of United States companies. Likewise, information concerning the operations and reserves of Denison Energy, Denison Mines and Denison Oil contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

Denison Energy Shareholders should be aware that the Denison Arrangement and the ownership of New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares may have tax consequences in the United States that are not described in this Information Circular. Each Denison Energy Shareholder that is subject to United States taxation should consult its own tax advisor concerning the United States federal, state and local income tax consequences of such matters.

Any offers to resell or resales of Denison Mines Common Shares or Denison Oil Common Shares or New Denison Energy Common Shares into the United States or to a U.S. person (as defined in Regulation S of the 1933 Act) received under the Denison Arrangement by persons who, immediately prior to the Denison Arrangement, were "affiliates" (as defined in Rule 144 under the 1933 Act) of Denison Energy, or who will be affiliates of Denison Energy, Denison Mines or Denison Oil after the Reorganization, are subject to restrictions under the 1933 Act.

Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in Canadian dollars. See the summary of historical currency exchange rates for converting Canadian dollars into United States dollars. United States shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Denison Arrangement.

The enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Denison Energy, Denison Mines and Denison Oil are or will be organized or settled, as applicable, under the laws of a jurisdiction outside the United States, that their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that substantially all of the assets of Denison Energy, Denison Mines and Denison Oil and such persons, may be located outside the United States.

The issuance of Denison Mines Common Shares, Denison Oil Common Shares and New Denison Energy Common Shares have not been approved or disapproved by the Securities and Exchange Commission or securities regulatory authority in any state of the United States, nor has the Securities and Exchange Commission, any state securities commission or any other securities regulatory authority passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

GLOSSARY OF TERMS

For the assistance of shareholders, the following is a glossary of terms used frequently throughout the Information Circular and the summary thereof.

"**1933 Act**" means the U.S. Securities Act of 1933, as amended.

"**ABCA**" means the *Business Corporations Act* (Alberta).

"**Alberta Court**" means the Court of Queen's Bench of Alberta, Judicial Centre of Calgary.

"**Amalgamated Corporation**" means the corporation resulting from the amalgamation of Forte and Subco pursuant to the Forte Arrangement.

"**Board of Directors**" or "**Board**" means the board of directors of Denison Energy.

"**Business Day**" means any day, other than a Saturday or a Sunday when Canadian chartered banks are open for business in the cities of Calgary and Toronto.

"**Calfrac**" means Calfrac Well Services Ltd., a corporation incorporated under the ABCA, and any subsidiaries.

"**Calfrac Acquisition**" means the acquisition of all of the shares of Calfrac upon the exercise of the Calfrac Option granted in the Calfrac Option Agreement.

"**Calfrac Acquisition Resolution**" means the ordinary resolution of the Denison Energy Shareholders approving the change of business and issuance of shares in connection with the Calfrac Acquisition and related matters, as set out in Exhibit "D" to this Information Circular.

"**Calfrac Option**" means the option granted by the shareholders of Calfrac to Denison Energy to purchase from them all of the shares of Calfrac following the Reorganization.

"**Calfrac Option Agreement**" means the Option to Purchase Agreement, dated as of December 30, 2003, among Denison Energy, Calfrac, and Matco Investments Ltd., on its own behalf and on behalf of all of the other shareholders of Calfrac, pursuant to which the shareholders of Calfrac agreed to grant to Denison Energy an option to purchase from them all of the shares of Calfrac following the Reorganization.

"**Certificate of Arrangement**" means the certificate to be issued by the Registrar pursuant to subsection 183(2) of the OBCA giving effect to the Denison Arrangement.

"**Cogema**" means Cogema Resources Inc.

"**Cogema Loan and Security Documents**" means the agreements, documents and instruments pursuant to which Denison Mines will assume the obligations of Denison Energy under Denison Energy's loan agreement with Cogema.

"**Contribution Agreement**" means the agreement, to be dated as at the Denison Effective Date, between Denison Resources and the Partnership providing for the transfer of the Petroleum and Natural Gas Assets from Denison Resources to the Partnership and the assumption by the Partnership of the liabilities associated with the Petroleum and Natural Gas Assets.

"**Corporation Reimbursement Fee**" means the sum of $500,000 to be paid to Denison Energy in the circumstances set out in the section entitled "The Share Subscription – Non-Solicitation and Termination Option".

"**Denison Arrangement**" means the transaction contemplated by the Denison Plan of Arrangement.

"Denison Arrangement Agreement" means the Arrangement Agreement dated December 30, 2003 as amended and restated on January 26, 2004 and January 28, 2004 among Denison Energy, Tenwest, Denison Mines, Holdco, Denison Resources, the Partnership, Denison Oil and E. Peter Farmer, attached as Exhibit "G" to this Information Circular, pursuant to which the parties thereto agreed to undertake the Denison Arrangement.

"Denison Effective Date" means the date on which the Denison Arrangement becomes effective.

"Denison Effective Time" means the time at which the Denison Arrangement becomes effective.

"Denison Energy" means Denison Energy Inc., a company amalgamated under the OBCA.

"Denison Energy Common Shares" means the common shares in the capital of Denison Energy as currently constituted.

"Denison Energy Note" means the promissory note to be issued by Denison Energy to Denison Mines in respect of the Excess Liabilities.

"Denison Energy Optionholder" means those persons who, as at the close of business on the Business Day immediately preceding the Denison Effective Date, are holders of Denison Energy Options.

"Denison Energy Options" means options to purchase Denison Energy Common Shares under Denison Energy's stock option plan as currently in effect.

"Denison Energy Securityholders" means the Denison Energy Shareholders and Denison Energy Optionholders.

"Denison Energy Shareholders" means the holders of Denison Energy Common Shares immediately prior to the implementation of the Denison Arrangement on the Denison Effective Date.

"Denison Energy Spin–Out Shares" means the Series 1 Preference Shares of Denison Energy which Denison Energy will be authorized to issue under the Plan and having attached thereto the special rights and restrictions set out in Schedule "B" to the Denison Plan of Arrangement.

"Denison Environmental Services" means the segment of Denison Energy's business that deals with the provision of mining–related environmental services.

"Denison Final Order" means the final order of the Ontario Court approving the Denison Plan pursuant to section 182(5)(f) of the OBCA.

"Denison Interim Order" means the order of the Ontario Court, dated January 29, 2004, a copy of which is attached as Exhibit "E" to this Information Circular, providing, among other things, for the calling and holding of the Denison Meeting.

"Denison Meeting" means the special meeting of the Denison Energy Shareholders and Denison Energy Optionholders to be held on March 3, 2004 to consider the Reorganization Resolution, the Optionholders' Arrangement Resolution and certain other resolutions, and any adjournment or postponement thereof.

"Denison Mines" means Denison Mines Inc., a company incorporated under the OBCA.

"Denison Mines Common Shares" means the common shares in the capital of Denison Mines.

"Denison Mines First Note" means the promissory note to be issued by Denison Mines to the Partnership as consideration for the Mining Leases in the Denison Arrangement.

"Denison Mines Private Placement Resolution" means the ordinary resolution of Denison Energy Shareholders, voting as shareholders of Denison Mines, approving the issuance by Denison Mines in a private placement or series of private placements, during the twelve months commencing on the date the Denison Arrangement becomes

effective, of up to 8,000,000 Denison Mines Common Shares after giving effect to the Denison Arrangement, in the form set forth under the heading "Other Matters to be Considered at the Denison Meeting – Advance Shareholder Approval of Future Private Placements of Denison Mines".

"**Denison Mines Second Note**" means the promissory note to be issued by Denison Mines to the Partnership as consideration for the Uranium Infrastructure in the Denison Arrangement.

"**Denison Mines Stock Option Plan**" means the incentive stock option plan in the form set forth in Exhibit "P" to this Information Circular to be established by Denison Mines following completion of the Denison Arrangement.

"**Denison Mines Stock Option Plan Resolution**" means the resolution, the full form which is set forth under the heading "Other Matters To Be Considered At The Denison Meeting – Approval Of Incentive Stock Option Plans" in this Information Circular, to be considered and, if thought fit, passed, with or without variation, by the shareholders of Denison Energy at the Denison Meeting approving the implementation of the Denison Mines Stock Option Plan.

"**Denison Oil**" means Denison Oil Corporation, a corporation incorporated under the ABCA.

"**Denison Oil Common Shares**" means the common shares in the capital of Denison Oil.

"**Denison Oil Performance Shares**" means the First Preferred Shares, Series 1, of Denison Oil.

"**Denison Oil Private Placement Resolution**" means the ordinary resolution of Denison Energy Shareholders, voting as shareholders of Denison Oil, approving the issuance by Denison Oil in a private placement or series of private placements, during the twelve months commencing on the date the Denison Arrangement becomes effective, of up to 18,200,000 Denison Oil Common Shares after giving effect to the Denison Arrangement, in the form set forth under the heading "Other Matters to be Considered at the Denison Meeting – Advance Shareholder Approval of Future Private Placements of Denison Oil".

"**Denison Oil Stock Option Plan**" means the incentive share option plan in the form set forth in Exhibit "Q" to this Information Circular to be established by Denison Oil following completion of the Forte Arrangement.

"**Denison Plan of Arrangement**" means the plan of arrangement under Section 182 of the OBCA relating to Denison Energy and the Denison Energy Shareholders and Denison Energy Optionholders as set out in the plan of arrangement annexed as Appendix 1 to the Denison Arrangement Agreement and any amendments or variations thereto.

"**Denison Resources**" means Denison Resources Inc., a company incorporated under the ABCA.

"**Denison Resources Common Shares**" means the common shares in the capital of Denison Resources.

"**Denison Resources Note**" means the promissory note to be issued by Denison Resources to Denison Energy as consideration for the Mining Leases in the Denison Arrangement.

"**Depositary**" means Computershare Trust Company of Canada, or such other trust company as may be designated by Denison Energy.

"**Dissent Rights**" means the right of a Denison Energy Shareholder to dissent in respect of the Denison Plan of Arrangement pursuant to the procedures set out in the Denison Interim Order and Section 185 of the OBCA, as modified by the Denison Interim Order, which procedures are described in this Information Circular under "Dissent Rights".

"**Dissenting Shareholder**" means a Denison Energy Shareholder who validly exercises his or her Dissent Rights with respect to the Plan.

"**dollars**" or "**$**" means Canadian dollars, unless otherwise specified.

"**Excess Liabilities**" means the amount by which the sum of the fair market value of the Denison Mines Common Shares issued to Denison Energy under the Ontario Mining Conveyance Agreement and the Fair Market Value of the Ontario Liabilities exceeds the Fair Market Value of the Ontario Assets, as more specifically defined in the Ontario Mining and Environmental Services Conveyance Agreement.

"**Exercisable Event**" means: (a) an Inconsistent Action and Matco's written notice to Denison Energy that it has irrevocably relinquished its rights to purchase the New Denison Energy Common Shares under the Share Subscription; or (b) the completion of a Similar Plan of Arrangement.

"**Fair Market Value**" means the fair market value at the Denison Effective Time, as determined by arm's length negotiations between knowledgeable parties.

"**Fairness Opinion**" means the opinion given by FirstEnergy that the consideration to be received by Denison Energy Shareholders in the Reorganization is fair, from a financial point of view, to the Denison Energy Shareholders, and that the Forte Arrangement is fair, from a financial point of view, to the Denison Energy Shareholders.

"**FirstEnergy**" means FirstEnergy Capital Corp., Denison Energy's financial advisor with respect to the Reorganization and the Forte Arrangement.

"**Forte**" means Forte Oil Corporation, a company incorporated under the ABCA.

"**Forte Arrangement**" means the transaction contemplated by the Forte Plan of Arrangement.

"**Forte Arrangement Agreement**" means the arrangement agreement dated January 28, 2004, among Denison Energy, Denison Oil, Denison Resources, the Partnership, 1087215 Alberta Ltd., Denison Mines and Forte, attached as Exhibit "H" to this Information Circular pursuant to which the parties thereto agreed to undertake the Forte Arrangement.

"**Forte Arrangement Record Date**" means the close of business on the Business Day immediately preceding the date the notice of the Forte Meeting is sent to Forte Securityholders.

"**Forte Arrangement Resolution**" means the resolution, the full form of which is set forth in Exhibit "C" to this Information Circular, to be considered, and if thought fit passed, by the Denison Energy Shareholders at the Denison Meeting, approving the Forte Plan of Arrangement, the Denison Oil Stock Option Plan, the election of directors and the appointment of auditors for Denison Oil.

"**Forte Common Shares**" means the common shares in the capital of Forte.

"**Forte Effective Date**" means the date on which the Forte Arrangement becomes effective.

"**Forte Effective Time**" means the time at which the Forte Arrangement becomes effective.

"**Forte Final Order**" means the final order of the Alberta Court approving the Forte Plan of Arrangement pursuant to section 193(9)(a) of the ABCA.

"**Forte Interim Order**" means the interim order of the Alberta Court under subsection 193(4) of the ABCA, providing, among other things, for the calling and holding of the Forte Meeting.

"**Forte Meeting**" means the special meeting, including any adjournments or postponements thereof, of the Forte Shareholders and Forte Optionholders to be held, among other things, to consider, and if deemed advisable, to approve the Forte Arrangement.

"**Forte Options**" means an option to purchase Forte Common Shares outstanding under the stock option plan of Forte.

"Forte Optionholders" means the registered holders of Forte Options.

"Forte Performance Shares" means the First Preferred Shares, Series 1 of Forte.

"Forte Plan of Arrangement" means the plan of arrangement under Section 193 of the ABCA relating to Denison Energy, Denison Oil, Denison Resources, the Partnership, 1087215 Alberta Ltd., Denison Mines, Forte and the Forte Securityholders as set out in the Forte Plan of Arrangement attached as Schedule "A" to the Forte Arrangement Agreement, and any amendments or variations thereto, and as described under "Forte Plan of Arrangement — Details of the Arrangement".

"Forte Securityholders" means the Forte Shareholders and Forte Optionholders.

"Forte Securityholders' Resolution" means the resolution to be considered, and if thought fit, passed by Forte Shareholders and Forte Optionholders at the Forte Meeting, approving the Forte Plan of Arrangement.

"Forte Shareholders" means the holders of Forte Common Shares and Forte Performance Shares, immediately prior to the implementation of the Forte Arrangement.

"Greek Assets" means the assets associated with Denison Energy's operations in Greece which are being retained by Denison Energy following the Denison Arrangement as described in the Petroleum and Natural Gas Conveyance Agreement.

"Holdco" means Denison Mine Holding Corporation, a corporation incorporated under the OBCA.

"Holdco Non–Voting Shares" means the Class B Non–Voting Common Shares which Holdco is authorized to issue.

"Holdco Shareholder" means the holder of the Holdco Voting Share immediately before the Denison Effective Time.

"Holdco Voting Share" means the Class A Voting Common Share which Holdco is authorized to issue.

"holder" when not qualified by the adjective "registered", means the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the register of shareholders of Denison Energy, Denison Mines or Denison Oil, as the case may be.

"Inconsistent Action" means any action taken by the Board of Directors which is inconsistent with the transactions contemplated by the Denison Arrangement Agreement and the Subscription Agreement (taken as a whole) such that the Subscription Agreement is terminated or Matco is not required to perform its obligation to, and does not purchase the New Denison Energy Common Shares.

"Indemnification Agreement" means the indemnification agreement dated December 30, 2003 among Denison Energy, Denison Mines and Denison Resources providing the procedures under which the parties thereto will enforce the indemnities provided in the Arrangement Agreement.

"Information Circular" means this management information circular of Denison Energy.

"Matco" means Matco Capital Ltd., a corporation incorporated under the ABCA.

"Mining Assets" means the Mining Leases and the Uranium Infrastructure.

"Mining Conveyance Agreement" means the agreement, to be dated as of the Denison Effective Date, between Denison Energy, Denison Mines, Denison Resources and the Partnership providing for the transfer of the Mining Assets from Denison Energy to Denison Mines and the assumption by Denison Mines of the Mining Liabilities.

"Mining Leases" means the mining leases, licenses, permits, and contractual rights of Denison Energy to be transferred to Denison Mines pursuant to the Mining Conveyance Agreement.

"Mining Liabilities" means all debts, liabilities and obligations of Denison Energy prior to the Denison Effective Date, other than the Ontario Liabilities, the PNG Liabilities and the Retained Liabilities.

"New Denison Energy Common Share" means any one of the Common Shares which Denison Energy will be authorized to issue under the Denison Arrangement and having attached thereto the special rights and restrictions set out in Schedule "A" to the Denison Plan of Arrangement.

"Non-Residents" means Denison Energy Shareholders who are non–residents of Canada for the purposes of the Tax Act.

"OBCA" means the *Business Corporations Act* (Ontario).

"Ontario Assets" means the mining and environmental services–related assets of Denison Energy located in Ontario which will be transferred from Denison Energy to Denison Mines pursuant to the Ontario Mining Conveyance Agreement.

"Ontario Court" means the Superior Court of Justice of the Province of Ontario.

"Ontario Liabilities" means all debts, liabilities and obligations relating to the Ontario Assets, but excluding the Retained Liabilities.

"Ontario Mining Conveyance Agreement" means the Ontario Mining and Environmental Services Conveyance Agreement, to be dated as of the Denison Effective Date, between Denison Energy and Denison Mines providing for the transfer of the Ontario Assets from Denison Energy to Denison Mines and the assumption by Denison Mines of the Ontario Liabilities.

"Optionholders' Arrangement Resolution" means the resolution, the full form of which is set forth in Exhibit "B" to this Information Circular, to be considered and, if thought fit, passed, by the optionholders of Denison Energy at the Denison Meeting, approving the Denison Plan of Arrangement.

"Option Shares" means, with respect to a Similar Subscription Offer, that number of New Denison Energy Common Shares which is 15% of the New Denison Energy Common Shares on a fully diluted basis, and, with respect to a Similar Plan of Arrangement Offer, that number of equity shares of Denison Energy which is 15% of all equity shares of Denison Energy and not less than 15% of the voting securities of Denison Energy after the completion of a Similar Plan of Arrangement on a fully diluted basis.

"Partnership" means Denison Resources Partnership, a general partnership formed under the laws of the province of Alberta by Denison Resources and Denison Resources Holding Corporation, a wholly owned subsidiary of Denison Resources.

"Partnership Unit" means a unit representing an undivided interest in the Partnership.

"Petroleum and Natural Gas Assets" means the assets associated with Denison Energy's petroleum and natural gas business to be transferred to Denison Resources pursuant to the Petroleum and Natural Gas Conveyance Agreement.

"Petroleum and Natural Gas Conveyance Agreement" means the agreement, to be dated as of the Denison Effective Date, between Denison Energy and Denison Resources providing for the transfer of the Petroleum and Natural Gas Assets from Denison Energy to Denison Resources and the assumption by Denison Resources of the PNG Liabilities.

"PNG Liabilities" means all duties, obligations and liabilities whatsoever of Denison Energy relating to and arising out of or in relation to the Petroleum and Natural Gas Assets and any petroleum and natural gas interests held by Denison Energy since January 1, 2001, but excluding the Retained Liabilities.

"Public Offering" means the potential public offering of New Denison Energy Common Shares by Denison Energy following the Reorganization to raise gross proceeds of approximately $120 million.

"Purchaser Reimbursement Fee" means the sum of $500,000 to be paid to Matco in the circumstances set out in the section entitled "Non–Solicitation and Termination Option – Purchaser Reimbursement Fee".

"Registrar" means the Director appointed under section 278 of the OBCA.

"Reorganization" means the reorganization of Denison Energy's business pursuant to the Denison Arrangement and the Share Subscription.

"Reorganization Resolution" means the resolution, the full form of which is set forth in Exhibit "A" to this Information Circular, to be considered and, if thought fit, passed by the Denison Energy Shareholders of Denison Energy at the Denison Meeting, approving the Denison Plan of Arrangement, the Denison Arrangement Agreement, the Share Subscription, the continuance of Denison Energy into Alberta, the change in Denison Energy's name if the Calfrac Acquisition is not completed, and the reduction in Denison Energy's deficit and contributed surplus.

"Representatives" means subsidiaries, officers, directors, employees, financial advisors, legal counsel, representatives and agents of Denison Energy.

"Residents" means Denison Energy Shareholders who are residents of Canada for the purposes of the Tax Act.

"Retained Liabilities" means the debts, liabilities and obligations that will be retained by Denison Energy following the Reorganization without an indemnity in respect thereof from Denison Mines or Denison Resources, as further described under "The Reorganization – Retained Liabilities."

"Securityholders" means Denison Energy Shareholders and Denison Energy Optionholders.

"Share Subscription" means the subscription by Matco, and the issuance by Denison Energy, of that number of New Denison Energy Common Shares that would result in Matco or a number of investors designated by Matco holding 45% of the total number of issued and outstanding New Denison Energy Common Shares after giving effect to such subscription for a subscription price of $0.35 per New Denison Energy Common Share on a pre-consolidation basis ($7.35 per New Denison Energy Common Share on a post-consolidation basis).

"Similar Plan of Arrangement" means the plan of arrangement or a similar transaction involving the transfer of Denison Energy's Canadian petroleum and natural gas and mining businesses to new companies and the investment in Denison Energy by a third party after those transfers.

"Similar Plan of Arrangement Offer" means an offer by a third party to subscribe for New Denison Energy Common Shares at a higher price, or the public announcement, proposal, or offer to Denison Energy Shareholders or Denison Energy for a Similar Plan of Arrangement.

"Similar Subscription Offer" means an offer by a third party to Denison Energy to subscribe for New Denison Energy Common Shares on similar terms and conditions as the Share Subscription as set out in the Subscription Agreement (including the condition that Denison Energy complete the Denison Plan of Arrangement) but at a higher price or value than that of the Share Subscription.

"Special Committee" means the strategic planning committee of independent members of the Board established in order to review the long term plans of Denison Energy.

"Subco" means 1087215 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Denison Oil.

"Subscription Agreement" means the subscription agreement entered into between Denison Energy and Matco dated December 30, 2003, providing for the Share Subscription.

"**Subscription Closing Date**" means the date upon which the Share Subscription will close.

"**Subscription Closing Time**" means such time as may be agreed to by Matco and Denison Energy, on the Subscription Closing Date, provided that such time is after the Denison Effective Time.

"**Superior Take–over Proposal**" means a bona fide unsolicited Take–over Proposal that in the good faith determination of the Board, after consultation with financial advisors and outside counsel: (a) would, if consummated in accordance with its terms, result in a transaction more favourable from a financial point of view to Denison Energy Shareholders than the transactions contemplated by the Denison Arrangement Agreement, the Subscription Agreement, the Public Offering and the Calfrac Acquisition (taken as a whole); and (b) constitutes a commercially feasible transaction which could be carried out within a timeframe that is reasonable in the circumstances and that the funds or other consideration necessary for the Take–over Proposal are or will be available.

"**Take–over Proposal**" means a written proposal or offer by a third party (other than by Matco), to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Denison Energy or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Denison Energy or to effect any merger, amalgamation, arrangement or similar transaction, directly or indirectly, with respect to Denison Energy, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares of capital stock, sale of assets, tender offer or exchange offer or other transaction involving Denison Energy, including without limitation any single or multi–step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Denison Energy or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Denison Energy (other than the transactions contemplated by the Subscription Agreement, the Public Offering, the Calfrac Acquisition, a written proposal or offer to acquire shares in Denison Mines or a written proposal or offer to acquire Denison Energy's petroleum and natural gas assets from Denison Resources or to acquire shares in Denison Resources provided that such transactions are in each case not inconsistent with, nor consummated until after, the consummation of the Denison Plan of Arrangement, the purchase of the subscribed shares under the Subscription Agreement and the other transactions contemplated in the Denison Arrangement Agreement) or to merge or amalgamate with or effect an arrangement with respect to Denison Energy (other than the transactions contemplated by the Denison Arrangement Agreement or the Calfrac Acquisition).

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**Tenwest**" means Tenwest Uranium Limited, a wholly owned subsidiary of Denison Energy.

"**Termination Option**" means the option granted to Matco by Denison Energy to purchase the Option Shares at a price of $0.35 per Option Share (on a pre-consolidated basis) if the circumstances described under the "The Share Subscription – Non–Solicitation and Termination Option" arise.

"**Trading Day**" means a day on which the facilities of the TSX are open for trading.

"**Transfer Agent**" means Computershare Trust Company of Canada.

"**TSX**" means The Toronto Stock Exchange.

"**Uranium Infrastructure**" means all of the assets associated with Denison Energy's business as a going concern to be conveyed to Denison Mines pursuant to the Mining Conveyance Agreement other than the Mining Leases and the Ontario Assets, and not including the Petroleum and Natural Gas Assets that will be conveyed to Denison Resources, and the Greek Assets that will be retained by Denison Energy.

"**Venture Exchange**" means the TSX Venture Exchange.

CAUTIONARY STATEMENT CONCERNING FORWARD–LOOKING STATEMENTS

This Information Circular contains forward–looking statements. All statements other than statements of historical fact contained in this Information Circular are forward–looking statements, including, without limitation, statements regarding Denison Energy's, Denison Mines' or Denison Oil's future financial position, business strategy, proposed acquisitions, budgets, litigation, project costs and plans and objectives of management for future operations. Many of these statements can be identified by looking for words such as "believe", "expects", "will", intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward–looking statements include statements with respect to: the anticipated benefits and enhanced shareholder value resulting from the Reorganization; the timing and success of applications to obtain approvals required with respect to the Reorganization; the estimated future net cash flows, before income taxes, attributed to the reserves of Denison Mines and Denison Oil; the nature of Denison Energy's, Denison Mines' and Denison Oil's operations following the Denison Arrangement; the sources of the companies' income; forecasts of capital expenditures and the sources of the financing thereof; expectations regarding the ability of Denison Energy, Denison Mines and Denison Oil to raise capital; the market price of petroleum and natural gas and the effect of any volatility on the demand for oilfield services; the market price of uranium; access to external capital in the mining industry; the potentially larger relative returns from investing in smaller companies; the impact of acquisitions by American companies on the valuation of Canadian companies; movements in exchange rates; the expected results of ongoing litigation that could affect Denison Energy, Denison Mines and Denison Oil; Denison Oil's drilling, exploration and acquisition strategy; Denison Oil's drilling plans; supply and demand for oilfield services; and treatment under governmental regulatory regimes. Denison Energy cannot assure you that the plans, intentions or expectations upon which these forward–looking statements are based will occur.

These forward–looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Denison Energy believes that the expectations represented in such forward–looking statements are reasonable, there can be no assurance that these expectations will prove to be correct. Some of the risks which could affect Denison Energy's, Denison Mines' and Denison Oil's future results and could cause the results to differ materially from those expressed in these forward–looking statements include those factors described under the headings "Risk Factors" in each of Exhibit "K" — "Information Concerning Denison Mines Inc.", Exhibit "L" — "Information Concerning Forte Oil Corporation", Exhibit "M" — "Information Concerning Denison Oil Before the Forte Arrangement", Exhibit "N" — "Information Concerning Denison Oil After the Forte Arrangement", and Exhibit "O" — "Information Concerning Denison Energy After the Reorganization". Shareholders should carefully consider those factors.

Any such forward–looking statements are expressly qualified in their entirety by this cautionary statement. Moreover, neither Denison Energy nor anyone else assumes responsibility for the accuracy or completeness of such forward–looking statements. The forward–looking statements included in this Information Circular are made as of the date of this Information Circular and Denison Energy undertakes no obligation to publicly update such forward–looking statements to reflect new information, subsequent events or otherwise. You should not place undue reliance on forward–looking statements.

SUMMARY

This summary is qualified in its entirety by, and should be read together with, the more detailed information and financial data and statements appearing elsewhere in this Information Circular, as well as the Denison Arrangement Agreement and Denison Plan of Arrangement, attached as Exhibit "G" to this Information Circular and the Forte Arrangement Agreement and Forte Plan of Arrangement, attached as Exhibit "H" to this Information Circular.

The Denison Meeting

The Denison Meeting will be held in the Metro Toronto Convention Centre, 255 Front Street West, Room 203B, Toronto, Ontario, on Wednesday, March 3, 2004 at 10:30 a.m. (Toronto time) for the purpose of, among other things, Denison Energy Shareholders considering and, if deemed advisable, passing by a majority of 66⅔%, the Reorganization Resolution approving the Reorganization and the Forte Arrangement Resolution approving the Forte Arrangement. Denison Energy Shareholders will also be asked to consider, and if deemed advisable, pass by a simple majority of 50%, with or without variation, an ordinary resolution relating to the change of business and issuance of shares in connection with the option to acquire Calfrac by Denison Energy, an ordinary resolution relating to the adoption of the Denison Mines Stock Option Plan and the Denison Oil Stock Option Plan, as well as certain other matters. Denison Energy Optionholders will be asked to consider, and if deemed advisable, pass by a majority of 66⅔%, the Optionholders' Arrangement Resolution approving the Denison Plan of Arrangement. See "Persons or Companies Making Solicitation" and "Appointment and Revocation of Proxies".

The Transactions – Overview

Denison Energy is proposing a restructuring of Denison Energy into three publicly traded companies, being Denison Mines, a uranium mining and environmental services company, Denison Oil, an oil and gas exploration and development company, and Denison Energy, which has the option to purchase all of the shares of Calfrac and become an oil and gas industry services company.

The transaction will be effected in part by the Denison Plan of Arrangement pursuant to Section 182 of the OBCA. The Denison Plan of Arrangement will result in the amalgamation of Tenwest and Denison Energy, the transfer of the Petroleum and Natural Gas Assets to Denison Resources, a wholly owned subsidiary of Denison Oil, the transfer of the Mining Assets and Ontario Assets to Denison Mines and the distribution of Denison Mines Common Shares, Denison Oil Common Shares and New Denison Energy Common Shares to the Denison Energy Shareholders. The effect of the Denison Arrangement will be such that the shareholders of Denison Energy on the Denison Effective Date will receive 1/21 of one New Denison Energy Common Share, one Denison Mines Common Share and 1/5 of one Denison Oil Common Share in exchange for each Denison Energy Common Share held by them at such time. Immediately following the effectiveness of the Denison Arrangement, the three resulting companies will have the same shareholders. All of the Denison Energy Options that have not been exercised prior to the Denison Effective Time will be cancelled as part of the Denison Arrangement. See "The Denison Plan of Arrangement".

Following the separation of the three companies in accordance with the Denison Arrangement, Denison Oil will undertake the Forte Arrangement with Forte. Pursuant to the Forte Arrangement, Forte will amalgamate with Subco, a wholly-owned subsidiary of Denison Oil, and Denison Oil will acquire all of the issued and outstanding common shares of this Amalgamated Corporation. In exchange, holders of Forte Common Shares will receive 0.894 Denison Oil Common Shares for each Forte Common Share held. As a result of the Forte Arrangement, and assuming the exercise of all in-the-money Denison Energy Options, the current Forte Shareholders will own approximately 80% (83% on a fully diluted basis) of the outstanding Denison Oil Common Shares and the current Denison Energy Shareholders will own the remaining approximately 20% (17% on a fully diluted basis). Denison Resources and Forte will be separate wholly owned subsidiaries of Denison Oil. See "The Forte Plan of Arrangement".

Immediately following completion of the Denison Arrangement, Denison Energy intends to be continued as an Alberta corporation under the ABCA. Denison Energy has agreed that following the Denison Arrangement and this continuance, it will issue the number of New Denison Energy Common Shares that is equal to 45% of the number of outstanding New Denison Energy Common Shares (after giving affect to such share issuance) to Matco and other

investors designated by Matco with the approval of Denison Energy's Board of Directors. The proceeds of the share subscription to Denison Energy are expected to be approximately $5.3 million. See "The Share Subscription".

The ownership of each of Denison Energy and Forte before and after the implementation of the Denison Arrangement, the Share Subscription and the Forte Arrangement is set forth below:

Before the Reorganization and Forte Arrangement:


Denison Energy Shareholders
100%
Denison Energy Inc.
Denison Oil and Gas Assets
Environmental Services Assets
Mining Assets
Forte Shareholders
100%
Forte Oil Corporation
Forte Oil and Gas Assets

After the Reorganization and Forte Arrangement:


Current Denison Energy Shareholders
Matco Capital Ltd.
Current Forte Shareholders
100%
55%
45%
20%
Denison Mines Inc.
Denison Energy Inc.
Denison Oil Corporation
Mining Assets
Environmental Services Assets
Option to Purchase Calfrac
100%
100%
Denison Resources Inc.
Forte Oil Corp.
99.9%
Denison Resources Partnership
0.1%
Denison Resources Holding Corp.
Forte Oil and Gas Assets
Denison Oil and Gas Assets

Denison Energy has also entered into the Calfrac Option Agreement pursuant to which the shareholders of Calfrac have granted Denison Energy an option to purchase all of the shares of Calfrac following the completion of the Reorganization for an aggregate purchase price of $227.5 million less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Calfrac Option Agreement; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised Denison Energy that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. Calfrac is engaged in the provision of specialized oil and gas services to major and independent oil and gas exploration and development companies throughout western Canada and the Rocky Mountain region of the United States. The services provided by Calfrac include hydraulic fracturing and well stimulation services using coiled tubing, carbon dioxide, nitrogen and acidizing. If Denison Energy exercises the Calfrac Option and completes the Calfrac Acquisition, it will complete a vertical short form amalgamation with Calfrac, assume the Calfrac name and its business will become Calfrac's oilfield services business. See "The Calfrac Acquisition" and Exhibit "O" — "Information Concerning Denison Energy After the Reorganization" – "Business of Calfrac". In the event that the Calfrac Acquisition is not completed within 90 days of the Denison Effective Date or such longer period as the Board and regulatory authorities may approve, Denison Energy will change its name to "Highland Investments Ltd." or such other name as the Board and regulatory authorities approve. Denison Energy is seeking approval for a name change at the Denison Meeting as part of the Reorganization Resolution.

In connection with Denison Energy's future business plans, including the Calfrac Acquisition, Denison Energy has announced that it is pursuing the Public Offering to raise gross proceeds of approximately $120 million following the Reorganization. Denison Energy filed a preliminary prospectus in respect thereof on January 22, 2004.

The categories of holders of shares of Denison Energy following the completion of the Reorganization, the Share Subscription, the Public Offering and the Calfrac Acquisition are set forth in the following diagram.

Denison Energy After the Public Offering and Exercise of the Calfrac Option:


Denison Energy's current shareholders
New shareholders from Public Offering
Matco Capital Ltd.
Calfrac's current shareholders
Denison Energy Inc.
Calfrac Well Services Ltd.
Calfrac's oilfield services business

The relative ownership position of each of the categories of shareholders will depend on the price of the New Denison Energy Common Shares issued in the Public Offering. The issue price will depend on market and other factors at the time of the Public Offering and will be established in negotiations between Denison Energy and the underwriters of the Public Offering.

Denison Mines will be managed by Denison Energy's current Toronto-based management and most of the members of Denison Energy's Board of Directors will continue as members of the board of directors of Denison Mines following completion of the Reorganization. See Exhibit "K" — "Information Concerning Denison Mines Inc. —

Directors and Officers" for a complete description of Denison Mines' board and management team following the Reorganization.

Two members of Denison Energy's Board, James S. Blair and Gregory S. Fletcher, will remain as directors of Denison Oil following the Denison Plan of Arrangement, and will be joined following the completion of the Forte Arrangement by members of the current board of directors of Forte following the Forte Plan of Arrangement Thomas J. MacKay, Douglas N. Baker, W. Peter Comber and David V. Richards. See Exhibit "N" — "Information Concerning Denison Oil after the Forte Arrangement — Directors and Officers of Denison Oil" for a complete description of Denison Oil's board and management following the Reorganization and Forte Arrangement.

Three independent members of Denison Energy's Board, James S. Blair, Gregory S. Fletcher and Paul F. Little, will remain as directors of Denison Energy following the Denison Arrangement and will be joined following the Share Subscription by Ronald P. Mathison and Martin Lambert. The independent members of Denison Energy's Board will determine whether or not to exercise the Calfrac Option to complete the Calfrac Acquisition. If Denison Energy completes the Calfrac Acquisition, it is expected that Calfrac's management team will become the management team of Denison Energy and that Douglas R. Ramsay and R. Timothy Swinton will be appointed as additional directors of Denison Energy. See Exhibit "O" — "Information Concerning Denison Energy after the Reorganization – Directors and Officers of Denison Energy" for a complete description of Denison Energy's Board and management following the Reorganization, assuming that Denison Energy exercises the Calfrac Option.

Anticipated Benefits

Denison Energy's management and Board of Directors are of the view that the combination of the oil and gas business and the uranium mining and environmental services businesses of Denison Energy is confusing to potential new investors and the investing public generally. Because of the differences between the two types of business and the differences between the types of investors that each business attracts, the Board has concluded that the division of the holdings of Denison Energy into separate publicly traded companies would be in the best interests of Denison Energy and the Denison Energy Shareholders. Denison Energy believes that the creation of three separate and dedicated companies focussed on three separate businesses, being uranium mining and environmental services, oil and gas exploration, and development, and, if the Calfrac Acquisition occurs, oilfield services, will enhance shareholder value, facilitate the ability of each company to develop within its business sector, provide new senior management for the oil and gas and oilfield services companies, and allow management of each of the resulting companies to closely focus on their respective businesses. The implementation of the Reorganization and potential Calfrac Acquisition is intended to provide such a focus.

The Board of Directors anticipates that the separation of Denison Energy's uranium mining assets and petroleum and natural gas assets will facilitate the future financing of its mining and oil and gas activities and may encourage equity participation by additional major investors in the new independent companies. The separation of Denison Energy's oil and gas–related assets from the mining assets will also provide Denison Energy Shareholders with additional investment choices and greater flexibility. Denison Energy also believes that the involvement of Matco as a key investor in Denison Energy going forward will provide Denison Energy and its shareholders with positive growth opportunities, and that Forte's oil and natural gas properties and the participation of Forte's experienced management will provide positive growth opportunities for Denison Oil going forward. See "The Reorganization — Background to the Reorganization" and "Recommendation of the Board of Directors".

Description of the Denison Arrangement

Denison Energy, Tenwest, Denison Mines, Denison Resources, Denison Oil, the Partnership, Holdco and the Holdco Shareholder, have entered into the Denison Arrangement Agreement. The Denison Arrangement Agreement sets forth the conditions under which the Denison Arrangement will be completed, and is attached to this Information Circular as Exhibit "G". The Denison Plan of Arrangement is attached as Appendix 1 to the Denison Arrangement Agreement.

As part of the Denison Arrangement, Denison Energy will transfer the Mining Assets and the Ontario Assets to Denison Mines and Denison Mines will assume all of the Mining Liabilities and the Ontario Liabilities, and Denison Energy will transfer the Petroleum and Natural Gas Assets to Denison Resources, a wholly-owned subsidiary of Denison Oil, and Denison Resources will assume all of the PNG Liabilities. The Denison Arrangement Agreement

provides for indemnities by Denison Mines to Denison Energy with respect to the Mining Liabilities and the Ontario Liabilities and Denison Resources to Denison Energy with respect to the PNG Liabilities. Denison Energy, Denison Mines and Denison Resources intend that, following completion of the Denison Arrangement, Denison Energy will no longer have any ongoing obligations with respect to the Mining Assets, the Ontario Assets or the Petroleum and Natural Gas Assets other than limited liabilities that are specifically retained by Denison Energy. See "The Reorganization – Indemnities" and "The Reorganization – Retained Liabilities".

Through a series of transactions included in the Denison Plan of Arrangement, Denison Energy will be issued, in total, the number of Denison Mines Common Shares equal to the number of Denison Energy Common Shares issued and outstanding on the Denison Arrangement Record Date and the number of Denison Oil Common Shares equal to 1/5 of the number of Denison Energy Common Shares issued and outstanding on the Denison Effective Date. Denison Energy will transfer the shares of Denison Mines and Denison Oil to its existing shareholders on the basis of one Denison Mines Common Share and 1/5 of one Denison Oil Common Share for each Denison Energy Common Share held. In addition, Denison Energy Shareholders will exchange each of their Denison Energy Common Shares for 1/21 of a share of a new class of common shares, the New Denison Energy Common Shares. Denison Energy will be continued under the *Business Corporations Act* (Alberta). See "The Denison Plan of Arrangement".

Upon completion of the Denison Arrangement, former Denison Energy Shareholders will hold 100% of the issued and outstanding common shares of each of Denison Mines, Denison Oil and Denison Energy; Denison Oil will indirectly hold all of the PNG Assets and PNG Liabilities, Denison Mines will own all of the Mining Assets, Mining Liabilities, Ontario Assets and Ontario Liabilities and Denison Energy will hold the option to purchase all of the shares of Calfrac and the Greek Assets.

No certificates representing fractional interests of less than one whole New Denison Energy Common Share, Denison Mines Common Share or Denison Oil Common Share will be issued. Instead, any fractional interests to which former Denison Energy shareholders would otherwise be entitled will be rounded up, without charge or costs, to the nearest whole number of New Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as the case may be, if the fractional entitlement is equal to or greater than 0.5, and rounded down, without consideration, to the next lesser whole number of Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as the case may be, if the fractional entitlement is less than 0.5.

As part of the Denison Arrangement, all of the Denison Energy Options held by Denison Energy Optionholders that have not been exercised prior to the Denison Effective Time will be cancelled and will cease to represent any right to obtain Denison Energy Common Shares. Denison Energy has agreed to permit all Denison Energy Optionholders to exercise their Denison Energy Options, and has provided that all outstanding Denison Energy Options vested on January 12, 2004. Denison Energy Optionholders will be requested to vote on the Denison Arrangement and the Denison Arrangement will not be able to proceed unless Denison Energy Optionholders representing 66⅔% of the Denison Energy Options approve the Denison Arrangement. Currently, Denison Energy Optionholders representing approximately 85% of the Denison Energy Options have agreed, in support agreements with Denison Energy, to vote in favour of the Optionholders' Arrangement Resolution. See "The Denison Plan of Arrangement – Effect of the Denison Arrangement on Stock Option Plan and Stock Options" and "Voting Securities and Principal Holders Thereof – Support Agreements".

The Forte Arrangement

Denison Energy, Subco, Denison Oil and Forte have entered into the Forte Arrangement Agreement. The Forte Arrangement Agreement sets forth the conditions under which the Forte Arrangement will be completed, and is attached to the Information Circular as Exhibit "H" to which the Forte Plan of Arrangement is attached as Schedule "A".

The effect of the Forte Arrangement will be to combine the Petroleum and Natural Gas Assets, PNG Liabilities and the business related thereto with the assets, liabilities and related business of Forte. Pursuant to the Forte Arrangement: (a) Forte and Subco will amalgamate to form Forte Oil Corporation; (b) holders of Forte Common Shares on the Forte Arrangement Record Date will receive 0.894 Denison Oil Common Shares for each Forte Common Share held by them at such time; (c) holders of Forte Performance Shares on the Forte Arrangement Record Date will receive 0.894 Denison Oil Performance Shares for each Forte Common Share held by them at such

time; (d) Denison Oil will receive one share of the Amalgamated Corporation for each share of Subco held; and (e) each Forte Option outstanding on the Forte Arrangement Record Date will become an option to purchase a defined number of Denison Oil Common Shares. See "The Forte Plan of Arrangement".

Forte will be a wholly-owned subsidiary of Denison Oil, which, following completion of both the Denison Arrangement and the Forte Arrangement, will be owned, assuming the exercise of all Denison Energy Options that are in the money, as to approximately 80% (83% on a fully diluted basis) by Forte Shareholders, and as to 20% (17% on a fully diluted basis) by Denison Energy Shareholders who will become holders of Denison Oil Common Shares by virtue of the Denison Arrangement.

Following completion of the Forte Arrangement, Denison Oil will change its name to Forte Resources Inc.

Continuance into Alberta

Denison Energy is currently incorporated in Ontario under the OBCA. As part of the Reorganization, Denison Energy intends to be continued as an Alberta corporation under the ABCA immediately upon the completion of the Denison Arrangement. Denison Energy Shareholders will be asked to approve the continuance as part of the Reorganization Resolution. There are no material changes in the rights of shareholders under the ABCA as compared to the OBCA.

Reduction of Deficit and Contributed Surplus

In connection with the Denison Plan of Arrangement, Denison Energy's deficit and contributed surplus will be reduced to $0, with corresponding decrease in its common share capital to approximately $89.4 million. Denison Energy Shareholders will be asked to approve these adjustments in Denison Energy's accounts as part of the Reorganization Resolution.

The Share Subscription

Pursuant to the Subscription Agreement, Matco has agreed to subscribe for, and Denison Energy has agreed to issue to Matco or a number of investors designated by Matco, at the Subscription Closing Time, that number of New Denison Energy Common Shares that would result in Matco holding 45% of the total number of issued and outstanding New Denison Energy Common Shares after giving effect to Matco's subscription, for a subscription price of $0.35 per New Denison Energy Common Share on a pre-consolidation basis ($7.35 on a post-consolidation basis). The Share Subscription will result in Matco or its designated investors holding 45% of the issued New Denison Energy Common Shares following the Reorganization. Denison Energy will receive total proceeds of approximately $5.3 million. See "The Share Subscription".

In order for the Share Subscription to be completed, the Denison Plan of Arrangement must have been completed in the manner set forth in the Denison Arrangement Agreement, with Dissent Rights exercised in respect of not more than 5% of the outstanding Denison Energy Common Shares. In addition, the Indemnification Agreement must be in full force and effect at the Subscription Closing Time, and there shall have been no material increase in the liabilities or material adverse change in the claims for which Denison Energy is being indemnified under the Denison Arrangement Agreement.

From the date the Subscription Agreement was executed, Denison Energy has agreed that it and its Representatives will not solicit, initiate, encourage, participate in, or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a Take–over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto, or accept any Take–over Proposal, unless certain procedures and conditions are met. See "The Share Subscription — Non-Solicitation and Termination Option".

The Calfrac Acquisition

Pursuant to the Calfrac Option Agreement among Calfrac, Matco Investments Ltd. (on behalf of itself and all other shareholders of Calfrac) and Denison Energy, Denison Energy has been granted by the shareholders of Calfrac an irrevocable option to purchase all of the issued and outstanding common shares of Calfrac following completion of the Denison Arrangement, the Subscription and the Public Offering. If Denison Energy exercises the Calfrac Option

and completes the Calfrac Acquisition, it will complete a vertical short form amalgamation with Calfrac, assume Calfrac's name and Calfrac's oil and gas industry services business will become Denison Energy's ongoing business. See "Information Concerning New Denison Energy" for a complete description of the business of Calfrac.

The purchase price payable by Denison Energy upon the exercise of the Calfrac Option to purchase all of the shares of Calfrac is the sum of $227.5 million less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Calfrac Option Agreement; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised Denison Energy that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. The Calfrac Option purchase price is payable, at Denison Energy's option, in cash or a combination of cash and New Denison Energy Common Shares. If Denison Energy elects to pay in a combination of cash and New Denison Energy Common Shares, the New Denison Energy Common Shares must make up not less than 80% of the purchase price. However, no portion of the purchase price may be paid in New Denison Energy Common Shares unless the Public Offering has closed and the New Denison Energy Common Shares issuable pursuant to such Public Offering have been issued and delivered unconditionally to the purchasers under the Public Offering prior to the delivery by Denison Energy of the notice of exercise. The Calfrac Option may be exercised by Denison Energy at any time during the period commencing on the date on which all of the conditions are satisfied and ending on the earlier of the seventh day thereafter and March 26, 2004. On January 22, 2004, Denison Energy filed a preliminary prospectus in respect of the Public Offering.

Denison Energy is not obligated to exercise the Calfrac Option, and may choose, without cost or penalty, to refrain from exercising the Calfrac Option under any circumstances, including if a business opportunity comes to the attention of Denison Energy's Board of Directors that the Board considers to be superior to the Calfrac Acquisition. The independent members of Denison Energy's Board following the Denison Arrangement will determine whether Denison Energy should exercise the Calfrac Option. The Board will take into account, among other things, the advice of its financial advisors, its ongoing review of Calfrac's business, market conditions and the presence of any other business opportunities that are more beneficial to Denison Energy's shareholders than the Calfrac Acquisition. The Board is not, as of the date of this Information Circular, aware of any transactions other than the Calfrac Acquisition that it anticipates completing following completion of the Denison Arrangement. Denison Energy will attempt to complete the Public Offering within approximately two weeks following the completion of the Denison Arrangement, and, if successful, anticipates that it will exercise the Calfrac Option shortly thereafter.

In the event that the Calfrac Acquisition is not completed within 90 days of the Denison Effective Date or such longer time as the Board and regulatory authorities may approve, pursuant to the Reorganization Resolution, Denison Energy will change its name to "Highland Investments Ltd." or such other name as the Board and the regulatory authorities may approve.

If the Calfrac Acquisition is not completed and Denison Energy does not complete another transaction to meet the original listing requirements of the TSX within 60 days of the Denison Effective Date, then the New Denison Energy Common Shares will be delisted from the TSX and application may be made to list on a different exchange, such as the Venture Exchange. No assurance can be given that such an application will be successful, and if it is not successful, there will be no market through which the New Denison Energy Common Shares may be sold.

Stock Option Plans

Denison Mines has adopted the Denison Mines Stock Option Plan to take effect on the Denison Effective Date provided approval has been received by the Denison Energy Shareholders. The Denison Mines Stock Option Plan is described in Exhibit "K" — "Information Concerning Denison Mines Inc. – Stock Option Plan" and is reproduced as Exhibit "P" to this Information Circular.

Denison Oil has adopted the Denison Oil Stock Option Plan to take effect on the Forte Effective Date provided approval has been received by the Denison Energy Shareholders. The Denison Oil Stock Option Plan is described in Exhibit "N" — "Information Concerning Denison Oil after the Forte Arrangement — Stock Options" and is reproduced as Exhibit "Q" to this Information Circular.

The Denison Mines Stock Option Plan and the Denison Oil Stock Option Plan must be approved by Denison Energy Shareholders at the Denison Meeting. The Denison Mines Stock Option Plans Resolution will be separate from the

Reorganization Resolution and the required level of approval will be a simple majority of the votes cast in person or by proxy by holders of Denison Energy Common Shares. The resolution to approve the Forte Share Option Plan is included as part of the Forte Arrangement Resolution.

Distribution of Share Certificates

Upon the Denison Arrangement becoming effective, certificates representing Denison Energy Common Shares must be exchanged for new certificates representing the New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares issued pursuant to the Denison Arrangement. Accordingly, it will be necessary for holders of Denison Energy Common Shares to surrender their certificates in connection with the Plan and in accordance with the letter of transmittal.

Prior to or immediately after the Denison Effective Time, Denison Energy will send to each Denison Energy Shareholder a letter of transmittal to be used by Denison Energy Shareholders to return the Denison Energy Common Share certificates to the Depositary. Certificates representing Denison Mines Common Shares, certificates representing Denison Oil Common Shares, and certificates representing New Denison Energy Common Shares will be mailed as soon as practicable following the Denison Effective Date to those persons who correctly complete, sign and return to the Depositary the letter of transmittal, together with such Denison Energy Shareholder's share certificates representing their Denison Energy Common Shares and any other required documents and instruments, in accordance with the procedure set out in the letter of transmittal. The certificates mailed to Denison Energy Shareholders following completion of the Denison Arrangement are acceptable for future trading of the Denison Mines Common Shares, Denison Oil Common Shares and the New Denison Energy Common Shares, regardless of whether Denison Energy proceeds with the Calfrac Acquisition and acquires the Calfrac name, and regardless of the name change of Denison Oil to "Forte Resources Inc." following completion of the Forte Arrangement.

All Denison Energy Common Shares that have not been exchanged for new certificates by the date that is six years following the Denison Effective Date will be cancelled, and will no longer represent any right to receive Denison Mines Common Shares, Denison Oil Common Shares or New Denison Energy Common Shares.

No certificates representing fractional interests of less than one whole New Denison Energy Common Share, Denison Mines Common Share or Denison Oil Common Share will be issued. Instead, any fractional interests to which former Denison Energy shareholders would otherwise be entitled will be rounded up, without charge or costs, to the nearest whole number of New Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as the case may be, if the fractional entitlement is equal to or greater than 0.5, and rounded down, without consideration, to the next lesser whole number of Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as the case may be, if the fractional entitlement is less than 0.5.

Approvals

As at January 29, 2004, there were 18,244,557 Denison Energy Common Shares outstanding, each of which entitles the holder thereof to one vote. Before Denison Energy can proceed with the Denison Arrangement, the following approvals must be obtained:

(a) The Reorganization Resolution must be passed by Denison Energy Shareholders representing not less than 66⅔% of the votes cast at the Denison Meeting, in person or by proxy, and the Optionholders' Arrangement Resolution must be passed by Denison Energy Optionholders representing not less than 66⅔% of the votes cast at the Denison Meeting, in person or by proxy;

(b) Approval of the Denison Arrangement by the TSX, conditional approval for the listing of the New Denison Energy Common Shares on the TSX, and conditional approval for the listing of the Denison Mines Common Shares and the Denison Oil Common Shares on the TSX or the Venture Exchange;

(c) Ontario Court approval of the Denison Plan of Arrangement and granting of the Denison Final Order;

(d) the issuance of new licenses by the Canadian Nuclear Safety Commission to Denison Mines with respect to Denison Energy's mining properties near Elliot Lake, Ontario; and

(e) certain aspects of the Denison Arrangement require the approval of various other governmental authorities and other third parties.

See "The Denison Plan of Arrangement – Procedure for the Denison Arrangement to Become Effective".

Before Denison Energy and Forte can proceed with the Forte Arrangement, the following approvals must be obtained:

(a) The Reorganization Resolution and the Optionholders' Arrangement Resolution must be approved by the requisite majority of Denison Energy Shareholders and Denison Energy Optionholders, respectively, at the Denison Meeting;

(b) The Forte Arrangement Resolution must be passed by Denison Energy Shareholders representing not less than 50% of the votes cast at the Denison Meeting, in person or by proxy, on that resolution;

(c) The Forte Securityholders' Resolution must be passed at the Forte Meeting, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Forte Common Shares and holders of Forte Options, present in person or represented by proxy, at the Forte Meeting;

(d) The TSX or the Venture Exchange, as the case may be, shall have consented to the Forte Arrangement and conditionally approved the listing of the Denison Oil Common Shares to be issued pursuant to the Forte Arrangement and issuable upon conversion of the Denison Oil Performance Shares as of the Forte Effective Date;

(e) The Alberta Court shall have approved the Forte Plan of Arrangement and granted the Forte Final Order;

See "The Forte Plan of Arrangement – Procedure for the Forte Arrangement to Become Effective".

Stock Exchange Listings

In order for Denison Energy, Denison Mines and Denison Oil to be listed on Canadian stock exchanges following the Denison Arrangement and the Forte Arrangement, Denison Mines must satisfy the continued listing requirements of the TSX or the original listing requirements of the Venture Exchange, Denison Energy must satisfy the original listing requirements of the TSX, and Denison Oil must satisfy the original listing requirements of the TSX or the Venture Exchange. It has not yet been determined whether Denison Energy, Denison Mines and/or Denison Oil will satisfy such requirements. It is a condition precedent to the Denison Arrangement Agreement and the Denison Arrangement will not be completed unless, the New Denison Energy Common Shares are approved for listing on the TSX and the Denison Mines Common Shares and Denison Oil Common Shares are approved for listing on the TSX or the Venture Exchange.

If the Calfrac Acquisition is not completed and Denison Energy does not complete another transaction to meet the original listing requirements of the TSX within 60 days of the Denison Effective Date, then the New Denison Energy Common Shares will be delisted from the TSX and application maybe made to list on a different exchange, such as the Venture Exchange. No assurance can be given that such an application will be successful, and if not there will be no market through which the New Denison Energy Common Shares may be sold.

Procedure for the Denison Arrangement to be Completed

Following approval of the Denison Arrangement by Securityholders at the Denison Meeting, Denison Energy will make application for the Denison Final Order to the Ontario Court on or about March 5, 2004, or such other date and

time as the Ontario Court may direct, at the Superior Court of Justice of Ontario, 393 University Avenue, Toronto, Ontario. Any Securityholder has the right to appear at such hearing and present evidence. See "The Denison Plan of Arrangement – Conditions to the Denison Arrangement" and "Procedure for the Denison Arrangement to Become Effective".

Following the approval by the Ontario Court of the Denison Arrangement and the approval of all necessary government regulatory authorities and third parties, Denison Energy will submit the Denison Plan of Arrangement to the Director of Corporations appointed under the OBCA to make the Denison Arrangement effective. Upon the Denison Arrangement becoming effective, certificates representing Denison Energy Common Shares, must be exchanged for new certificates representing the New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares issued pursuant to the Denison Arrangement. Accordingly, it will be necessary for holders of Denison Energy Common Shares to surrender their certificates in connection with the Denison Plan of Arrangement. See "The Denison Plan of Arrangement – Distribution of Share Certificates".

Fairness Opinion

The Board of Directors has received the Fairness Opinion from FirstEnergy that the consideration received in the Denison Arrangement and the Share Subscription is fair, from a financial point of view, to the Denison Energy Shareholders, and that the consideration received in the Forte Arrangement is fair, from a financial point of view, to the Denison Energy Shareholders who will become holders of Denison Oil Common Shares following completion of the Denison Arrangement. See "Fairness Opinion".

Recommendation of Directors

The Board of Directors of Denison Energy has approved the Denison Arrangement and the Share Subscription, authorized the Reorganization Resolution and the submission of the Denison Arrangement to the Ontario Court for approval.

The Board of Directors of Denison Energy has unanimously concluded that the terms of the Denison Arrangement and the Share Subscription are fair to the Securityholders and in the best interests of Denison Energy and the Securityholders, and recommends that Denison Energy Shareholders vote in favour of the Reorganization Resolution at the Denison Meeting, and Denison Energy Optionholders vote in favour of the Optionholders' Arrangement Resolution at the Denison Meeting, as set forth in the Notice of Special Meeting.

The Board of Directors has also unanimously concluded that the terms of the Forte Arrangement are fair to the Denison Energy Shareholders and in the best interests of Denison Energy, Denison Oil and the Denison Energy Shareholders, and recommends that Denison Energy Shareholders vote in favour of the Forte Arrangement Resolution at the Denison Meeting.

The Board of Directors of Denison Energy also recommends that Denison Energy Shareholders vote in favour of the Calfrac Acquisition Resolution and the resolutions set forth under the heading "Other Matters to be Considered at the Denison Meeting".

See "The Reorganization – Background to the Reorganization" and "The Reorganization – Recommendation of the Board of Directors".

Canadian Federal Income Tax Considerations

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada which relate to the Denison Arrangement. All Denison Energy Shareholders should carefully read the information under "Canadian Federal Income Tax Considerations".

This following portion of the summary is applicable only to persons who are, or are deemed to be, residents of Canada for the purposes of the Tax Act and any relevant bilateral tax treaty.

Pursuant to the Arrangement, a Denison Energy Shareholder will be deemed to have acquired Denison Oil Common Shares and Denison Mines Common Shares at a cost equal to the fair market value thereof at the time the Denison Arrangement becomes effective. In addition, such holder will be deemed to have acquired the New Denison Energy Common Shares at a cost equal to the amount obtained when the adjusted cost base of the holder's Denison Energy Common Shares is multiplied by the aggregate value of New Denison Energy Common Shares received by such holder and the resulting product is divided by the aggregate value of the New Denison Energy Common Shares, the Denison Oil Common Shares and Denison Mines Common Shares received by such holder.

The cost of a New Denison Energy Common Share must generally be averaged with the adjusted cost base of all other New Denison Energy Common Shares held by the holder as capital property for the purposes of determining the adjusted cost base of each such share held by such holder. The adjusted cost base of Denison Oil Common Shares and Denison Mines Common Shares will be calculated in similar fashion.

The Denison Arrangement will result in two dispositions of property by a Denison Energy Shareholder. The first is a disposition of Denison Energy Common Shares in exchange for New Denison Energy Common Shares and Denison Energy Spin-Out Shares. In this transaction, the Denison Energy Shareholder will be deemed to have realized proceeds of disposition in an amount equal to such holder's adjusted cost base in its Denison Energy Common Shares. As a result, no gain or loss will arise. The second disposition is a disposition of the Denison Energy Spin-Out Shares in exchange for Denison Oil Common Shares and Denison Mines Common Shares. This second transaction will result in a capital gain (or a capital loss) to the extent the aggregate value of the Denison Oil Common Shares and Denison Mines Common Shares received exceeds (or is less than) the adjusted cost base of the Denison Energy Spin-Out Shares. For these purposes, the aggregate cost of the Denison Energy Spin-Out Shares will be the amount by which the holder's aggregate adjusted cost base in the Denison Energy Common Shares exchanged exceeds the holder's aggregate adjusted cost base in the New Denison Energy Common Shares received.

The mechanics of the Denison Arrangement are slightly different for Denison Energy Shareholders who are resident in jurisdictions other than Canada. Any such Denison Energy Shareholders should consult their tax advisors with respect to the tax implications of the Denison Arrangement, including any associated filing requirement, in such jurisdictions.

Denison Energy Inc.

Denison Energy is the continuing corporation formed by the amalgamation of Denison Mines Limited and Stanrock Uranium Mines Limited in 1973. Denison Energy is incorporated under the OBCA and holds resource-related interests in uranium mining and processing facilities in northern Saskatchewan and oil and gas properties in Alberta and Saskatchewan. Denison Energy is listed on the TSX under the trading symbol "DEN". Denison Energy is a reporting issuer in each of the provinces of Canada and files its annual and interim financial statements, annual information forms and other public disclosure documents with the securities commissions or similar regulatory authorities in each province. These public disclosure documents are available on the SEDAR website: www.sedar.com. For a description of Denison Energy's current mining and environmental services business, see "Narrative Description of the Business" in Exhibit "K" — "Information Concerning Denison Mines Inc." and for a description of its oil and natural gas business, see "Narrative Description of the Business" in Exhibit "M" — "Information Concerning Denison Oil Before the Forte Arrangement". See also "Management's Discussion and Analysis of Denison Energy" in Exhibit "O" — "Information Concerning Denison Energy After the Reorganization".

Following the completion of the Denison Arrangement, Denison Energy will consider whether to exercise the Calfrac Option to acquire Calfrac and, if such acquisition occurs, will complete a vertical short form amalgamation with Calfrac, assume Calfrac's name and operate Calfrac's oilfield services business. No assurances can be made that the Calfrac Acquisition will be completed. If the Denison Arrangement is completed but Denison Energy does not complete the Calfrac Acquisition, Denison Energy will hold the Greek Assets and the Retained Liabilities, will change its name and, if it does not complete another significant transaction within 60 days of the Denison Effective Date, will be delisted from the TSX and application may be made to list on a different exchange, such as the Venture Exchange. No assurance can be given that such an application will be successful and if not there will be no market through which the New Denison Energy Common Shares may be sold. See "The Denison Plan of Arrangement – Consequences of Completing the Denison Arrangement but not Completing the Calfrac Acquisition".

Calfrac Well Services Ltd.

Calfrac provides specialized oilfield services to exploration and production companies in the oil and gas industry. Exploration and production companies acquire and delineate reserves using exploration techniques, maximize the production of hydrocarbons from known reserves using development procedures and sell their production in the appropriate market. Calfrac provides oilfield services designed to maximize the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States. See Exhibit "O" — "Information Concerning Denison Energy After the Reorganization".

Selected Pro Forma Financial Information relating to Denison Energy After the Reorganization and Calfrac Acquisition

Pro forma consolidated financial statements for Denison Energy, after giving effect to the Denison Arrangement, the Share Subscription and the Calfrac Acquisition for the year ended December 31, 2002 and as at and for the nine months ended September 30, 2003, are included with Exhibit "O" to this Information Circular. Certain selected pro forma consolidated financial information is set forth under the heading "Summary – Selected Financial Information" in Exhibit "O" to this Information Circular.

Denison Mines Inc.

Denison Mines was incorporated under the OBCA on September 25, 2003 in order to take part in the Denison Arrangement. Denison Mines is a wholly-owned subsidiary of Denison Energy and currently has no operations. As part of the Denison Arrangement, Denison Energy will transfer all of its mining and environmental services assets to Denison Mines and Denison Mines will assume all of the obligations and liabilities relating to those assets. See Exhibit "K" — "Information Concerning Denison Mines Inc." for a description of the business that will be acquired by Denison Mines in the Arrangement.

Selected Pro Forma Financial Information relating to Denison Mines After the Reorganization

Pro forma consolidated financial statements for Denison Mines, after giving effect to the Denison Arrangement, for the year ended December 31, 2002 and as at and for the nine months ended September 30, 2003, are included with Exhibit "K" to this Information Circular. Certain selected pro forma consolidated financial information is set forth under the heading "Selected Financial Information" in Exhibit "K" to this Information Circular.

Denison Oil Corporation

Denison Oil was incorporated under the ABCA in January 2004 in order to take part in the Denison Arrangement and the Forte Arrangement. Denison Oil is a wholly owned subsidiary of Denison Energy and currently has no operations. Denison Oil holds all the shares of Denison Resources, which in turn has one subsidiary, Denison Resources Holding Corporation. Denison Resources and Denison Resources Holding Corporation have entered into the Partnership Agreement to establish the Partnership. The Partnership currently has no assets other than the initial cash contribution by each of its partners, and has not carried on any operations to date. As part of the Denison Arrangement, Denison Energy will transfer all of the Petroleum and Natural Gas Assets to Denison Resources, and Denison Resources will contribute the Petroleum and Natural Gas Assets to the Partnership. Following the Denison Arrangement, Denison Oil will hold Denison Energy's petroleum and natural gas properties in Alberta and Saskatchewan through Denison Resources and the Partnership, and intends to complete the Forte Arrangement to acquire Forte. See Exhibit "M" — "Information Concerning Denison Oil Before the Forte Arrangement" for a description of the business that will be acquired by Denison Oil in the Denison Arrangement.

Forte Oil Corporation

Forte was incorporated as 933181 Alberta Ltd. under the ABCA on May 8, 2001. On July 13, 2001, Forte changed its name to Forte Oil Corporation. On July 19, 2001, the Articles of Forte were amended to (i) create the Forte Performance Shares, (ii) increase the minimum number of directors from one to three, and (iii) remove the "private company" restrictions, including restrictions on the transferability of its shares. Forte does not have any subsidiaries. Forte has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Alberta since it was founded. There is currently no published

or public market for either the Forte Common Shares or the Forte Performance Shares. See Exhibit "L" — "Information Concerning Forte Oil Corporation" to this Information Circular for detailed information in respect of Forte and its assets.

Selected Pro Forma Financial Information relating to Denison Oil After the Reorganization and Forte *Arrangement*

Pro forma consolidated financial statements for Denison Oil, after giving effect to the Denison Arrangement and the Forte Arrangement, for the year ended December 31, 2002 and as at and for the nine months ended September 30, 2003, are included with Exhibit "N" to this Information Circular. Certain selected pro forma consolidated financial information is set forth under the heading "Selected Financial Information" in Exhibit "N" to this Information Circular.

PERSONS OR COMPANIES MAKING SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Denison Energy for use, and to be voted at, the Denison Meeting of Securityholders to be held on March 3, 2004, at 10:30 a.m., Toronto time, at the Metro Toronto Convention Centre, 255 Front Street West, Room 203B, Toronto, Ontario, for the purposes set forth in the Notice of Special Meeting appended hereto.

It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, telegraph or other personal contact made, without special compensation, by the directors and officers of Denison Energy. Denison Energy may reimburse Securityholders, nominees or agents for the cost incurred in obtaining from their principals proper authorization to execute the proxy. Denison Energy may also reimburse brokers and other persons holding Denison Energy Common Shares in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents. The cost of solicitation will be borne by Denison Energy.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxyholder

The persons named in the accompanying form of proxy are directors of Denison Energy and are nominees of management. The form of proxy enclosed herewith is for use by Denison Energy Shareholders. Denison Energy Optionholders will also receive a form of proxy for use by Denison Energy Optionholders only.

Each Securityholder has the right to appoint a person (who need not be a Denison Energy Shareholder or otherwise entitled to attend and vote at the Denison Meeting) to attend for the Securityholder and act on the Securityholder's behalf at the Denison Meeting at which the Securityholder is entitled to vote other than the person designated in the accompanying form of proxy. A Securityholder desiring to appoint some other person may do so either by striking out the printed names and inserting the desired person's name and address in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy.

Denison Energy Common Shares and Denison Energy Options represented by proxies appointing management nominees will be voted or withheld from voting in accordance with the instructions of the Securityholder as specified in the form of proxy. In the absence of such instructions, such Denison Energy Common Shares and Denison Energy Options will be voted FOR the various resolutions to be put before the Securityholders.

The accompanying form of proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to any matter that may properly come before the Denison Meeting. Management presently knows of no such amendments, variations or other matters to come before the Denison Meeting other than those referred to in the Notice. If any such amendment, variation or other matter properly comes before the Denison Meeting, the persons named in the enclosed form of proxy will vote on such amendment, variation or other matter in accordance with their judgment.

A form of proxy will not be valid for the Denison Meeting unless it is in writing and signed by the Securityholder, or by his or her attorney authorized in writing or, if the Securityholder is a corporation, by a duly authorized officer or attorney of such corporation.

In the case of *registered Denison Energy Shareholders*, the completed, dated and signed form of proxy to be used and voted at the Denison Meeting must be delivered in the enclosed envelope or otherwise to Denison Energy, c/o Denison Energy's transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax number (416) 263-9524 or toll free 1-866-249-7775, or to the Secretary of Denison Energy at Denison Energy's head office, Atrium on Bay, 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2, fax number (416) 979-5893. In the case of *non–registered Denison Energy Shareholders* who receive these materials through their broker or other intermediary, the Shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary.

To be effective, a proxy must be received not later than 5:00 p.m. (Toronto time) on the last Business Day before the time for holding the Denison Meeting or any adjournment(s) thereof, failing which it will not be treated as being valid or effective provided that the Chairman of the Denison Meeting may, in his discretion, accept proxies received after this time, up to and including the time of the Denison Meeting. See "– Advice to Beneficial Shareholders" below.

Revocation of Proxy

A Securityholder giving a proxy has the power to revoke it at any time to the extent that it has not been exercised. In addition to revocation in any other manner permitted by law, a Securityholder giving a proxy has the power to revoke it by an instrument in writing executed by the Securityholder or by his or her attorney authorized in writing or, where the Securityholder is a corporation, by a duly authorized officer, or attorney, of the corporation and delivered either to the registered office of Denison Energy at any time up to and including the last business day preceding the day of Denison Meeting, at which the proxy is to be used, or in any manner provided by law, or to the Chairman of the Denison Meeting on the day of, and prior to the start of, the Denison Meeting at which the proxy is to be used.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Denison Energy Shareholders as a substantial number do not hold Denison Energy Common Shares in their own name. Denison Energy Shareholders who do not hold their Denison Energy Common Shares in their own name (referred to in this Information Circular as "beneficial holders") should note that only proxies deposited by Denison Energy Shareholders whose names appear on the records of Denison Energy as the registered holders of Denison Energy Common Shares can be recognized and acted upon at the Denison Meeting. If Denison Energy Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Denison Energy Common Shares will not be registered in the Denison Energy Shareholder's name on the records of Denison Energy. Such Denison Energy Common Shares will likely be registered in the name of the Denison Energy Shareholder's broker or an agent of the broker. In Canada, the majority of such Denison Energy Common Shares are registered under the name of CDS & Co. (the registration name for the Canadian Depositary for Securities, which acts as a nominee for many Canadian brokerage firms). Denison Energy Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the beneficial holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting securities for their clients. Denison Energy does not know for whose benefit the Denison Energy Common Shares registered in the names of CDS & Co. are held. Therefore, beneficial holders cannot be recognized at the Denison Meeting for purposes of voting their Denison Energy Common Shares in person or by way of proxy.

Beneficial holders should ensure that instructions respecting the voting of the Denison Energy Common Shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from beneficial holders in advance of securityholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients which should be carefully followed by beneficial holders in order to ensure that their Denison Energy Common Shares are voted at the Denison Meeting. Often, the form of proxy supplied to a beneficial holder by its broker is similar or identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholders how to vote on behalf of the beneficial holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically mails a scanable voting instruction form in lieu of the form of proxy. Beneficial holders are asked to complete and return the voting instruction form to them by mail or facsimile or to follow specified telephone or internet voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Denison Meeting. If a beneficial holder receives a voting instruction form from ADP it cannot be used as a proxy to vote securities directly at the Denison Meeting as the voting instruction forms must be returned to ADP or the telephone or internet procedures completed, well in advance of the Denison Meeting in order to vote the securities.

Although a beneficial holder may not be recognized directly at the Denison Meeting for the purpose of voting Denison Energy Common Shares registered in the name of his or her broker (or agent of the broker), a beneficial

holder may attend at the Denison Meeting as proxy holder for the registered holder of such Denison Energy Common Shares and vote such shares in that capacity. Beneficial holders who wish to attend at the Denison Meeting and indirectly vote their Denison Energy Common Shares as proxy holder for the registered holder thereof should enter their own name in the blank space on the instrument of proxy to them and return same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Denison Meeting.

If you are a beneficial holder and wish to vote in person at the Denison Meeting, please contact your broker or agent well in advance of the Denison Meeting to determine how you can vote in person.

Beneficial holders who wish to dissent should also be aware that only the registered holders of Denison Energy Common Shares are entitled to dissent. See "Dissent Rights".

VALIDITY OF INSTRUMENT OF PROXY

The by-laws of Denison Energy provide that a proxy must be in writing, signed by the Securityholder or by an attorney who is duly authorized in writing or, if the Securityholder is a corporation, by a duly authorized office or attorney of the corporation. Alternatively, every Securityholder that is a corporation or an association may, by resolution of its directors or governing body, authorize an individual to represent it at a meeting of Securityholders. The authority of such individual shall be established by depositing a certified copy of such resolution with the secretary of Denison Energy or the chair of the meeting or in such other manner as may be satisfactory to the secretary or chair of the meeting. Any such proxyholder or representative need not be a Securityholder.

VOTING OF SHARES REPRESENTED BY THE INSTRUMENT OF PROXY AND DISCRETIONARY POWERS

At the time of printing this Information Circular, management knows of no amendments, variations or other matters which may be presented for action at the Denison Meeting other than the matters referred to in the accompanying Notice of Special Meeting.

The shares represented by the accompanying form(s) of proxy will be voted or withheld from voting in accordance with the instructions of the Securityholder on any ballot that may be called for, and if the Securityholder specifies a choice with respect to any matter to be acted upon, the Denison Energy Common Shares and Denison Energy Options will be voted accordingly.

The accompanying form of proxy when duly completed and delivered and not revoked confers discretionary authority upon the persons named therein with respect to matters where no choice is specified, and with respect to other matters which may properly come before the Denison Meeting or any adjournment thereof. Where a proxy specifies as proxyholder a nominee of management, the Denison Energy Common Shares and Denison Energy Options will be voted as if the Securityholder had specified an affirmative vote. If any amendments or variations to matters identified in the accompanying Notice of Special Meeting or any other matters which are not now known to management should properly come before the Denison Meeting or any adjournment thereof, the Denison Energy Common Shares and Denison Energy Options represented by properly executed proxies given in favour of the person(s) designated by management of Denison Energy in the enclosed form(s) of proxy will be voted on such matters pursuant to such discretionary authority.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE DENISON MEETING

No director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Denison Meeting, except as disclosed herein or to the extent that such persons may be directly involved in the normal business or the general affairs of Denison Energy.

E. Peter Farmer, the President and Chief Executive Officer of Denison Energy and the proposed President and Chief Executive Officer of Denison Mines following the completion of the Reorganization, is a party to the Denison Plan of Arrangement in his capacity as the holder of the one outstanding voting share of Holdco. Mr. Farmer subscribed

for such share in connection with the organization of Holdco for $1.00, and as part of the Denison Plan of Arrangement, Denison Energy will purchase that share from Mr. Farmer for $1.00. Mr. Farmer will not receive any financial benefit from his participation in the Denison Plan of Arrangement in his capacity as the holder of the voting share of Holdco.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Denison Energy is authorized to issue an unlimited number of Denison Energy Common Shares without par value, of which there are 18,244,577 Denison Energy Common Shares issued and outstanding as of January 29, 2004, the record date for Denison Energy Shareholders to receive notice of and vote at the Denison Meeting. As at January 12, 2004, the record date for Denison Energy Optionholders to receive notice of and vote at the Denison Meeting, 1,051,000 Denison Energy Options were issued and outstanding.

Only Denison Energy Shareholders and Denison Energy Optionholders of record at the close of business on January 29, 2004 and January 12, 2004, respectively, will be entitled to vote at the Denison Meeting. Each Denison Energy Common Share entitles the holder thereof to one vote per Denison Energy Common Share on a ballot at the Denison Meeting, except that: (i) a registered Denison Energy Shareholder has transferred the ownership of any Denison Energy Common Shares subsequent to January 29, 2004, and (ii) the transferee of those Denison Energy Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns such Denison Energy Common Shares and requests, not later than ten (10) days before the Denison Meeting, that his or her name be included on the list of Denison Energy Shareholders entitled to vote at the Denison Meeting, in which case the transferee shall be entitled to vote such Denison Energy Common Shares at the Denison Meeting. Each Denison Energy Option entitles the holder thereof to one vote per Denison Energy Common Share that such holder would be entitled to receive upon the valid exercise of such Denison Energy Option in respect of the Optionholders' Arrangement Resolution only. A person duly appointed under an instrument of proxy will only be entitled to vote the Denison Energy Common Shares or Denison Energy Options represented thereby if the instrument of proxy is properly completed and delivered and not revoked in accordance with the requirements set out under the heading "Appointment and Revocation of Proxies" in this Information Circular.

Pursuant to the by-laws of Denison Energy, business may be transacted at the Denison Meeting if not less than 10% of each of the Denison Energy Common Shares entitled to be voted at the Denison Meeting are represented in person or by proxy.

To the best of the knowledge of the directors and senior officers of Denison Energy, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the outstanding voting rights attached to the Denison Energy Common Shares.

Support Agreements

Denison Energy has entered into agreements with holders of 894,750 Denison Energy Options, or approximately 85% of the issued and outstanding Denison Energy Options at January 12, 2004 the record date for Denison Energy Optionholders, pursuant to which such Denison Energy Optionholders agreed with Denison Energy that they would vote their Denison Energy Options in favour of the Denison Arrangement at the Denison Meeting. The support agreements also provide that the Denison Energy Optionholders will not exercise their Denison Energy Options before such record date.

THE REORGANIZATION

Overview

Denison Energy is proposing a restructuring of Denison Energy into three publicly traded companies, being:

- Denison Mines, a uranium mining and environmental services company;
- Denison Oil, an oil and gas exploration and development company; and

- Denison Energy, assuming the completion of the Calfrac Acquisition, an oilfield services company.

The transaction will be effected in part by the Denison Plan of Arrangement pursuant to Section 182 of the OBCA. The Denison Plan of Arrangement will result in the amalgamation of Tenwest and Denison Energy, the transfer of the Petroleum and Natural Gas Assets to Denison Resources, the transfer of the Mining Assets and Ontario Assets to Denison Mines, and the distribution of Denison Mines Common Shares and Denison Oil Common Shares to the Denison Energy Shareholders. The effect of the Denison Arrangement will be such that the shareholders of Denison Energy on the Denison Effective Date will receive 1/21 of one New Denison Energy Common Share, one Denison Mines Common Share and 1/5 of one Denison Oil Common Share in exchange for each Denison Energy Common Share held by them at such time. All of the Denison Energy Options that have not been exercised prior to the Denison Effective Time of the Denison Arrangement will be cancelled as part of the Denison Arrangement. Immediately following the effectiveness of the Denison Arrangement, Denison Energy's Shareholders will hold all of the shares of the three resulting companies. See "The Denison Plan of Arrangement".

Following the separation of the three companies in accordance with the Denison Arrangement, Denison Oil will undertake the Forte Arrangement with Forte. Pursuant to the Forte Arrangement, Denison Oil will acquire all of the issued and outstanding Forte Common Shares. Holders of Forte Common Shares will receive 0.894 Denison Oil Common Shares for each Forte Common Share held. As a result of the Forte Arrangement, and assuming the exercise of all Denison Energy Options that are currently in-the-money, the current Forte Shareholders will own approximately 80% (83% on a fully diluted basis) of the outstanding Denison Oil shares and the current Denison Energy Shareholders will own the remaining approximately 20% (17% on a fully diluted basis). Denison Resources and Forte will be separate wholly owned subsidiaries of Denison Oil. See "The Forte Plan of Arrangement"

Following completion of the Denison Arrangement, Denison Energy intends to be continued as an Alberta corporation under the ABCA. Immediately following completion of the Denison Arrangement and the continuance of Denison Energy into Alberta, Denison Energy has agreed to issue the number of New Denison Energy Common Shares that is equal to 45% of the number of outstanding New Denison Energy Common Shares (after giving affect to such share issuance) to Matco and other investors designated by Matco with the approval of Denison Energy's Board of Directors. See "The Share Subscription".

The ownership of each of Denison Energy and Forte prior to and following the implementation of the Denison Arrangement, the Share Subscription and the Forte Arrangement is set forth below:

Before the Reorganization and Forte Arrangement:


Denison Energy Shareholders
100%
Denison Energy Inc.
Denison Oil and Gas Assets
Environmental Services Assets
Mining Assets
Forte Shareholders
100%
Forte Oil Corporation
Forte Oil and Gas Assets

After the Reorganization and Forte Arrangement:



Current Denison Energy Shareholders
Matco Capital Ltd.
Current Forte Shareholders
45%
100%
55%
20%
Denison Mines Inc.
Denison Energy Inc.
Denison Oil Corporation
Mining Assets
Environmental Services Assets
Option to Purchase Calfrac
100%
100%
Denison Resources Inc.
Forte Oil Corp.
99.9%
Denison Resources Partnership
0.1%
Denison Resources Holding Corp.
Forte Oil and Gas Assets
Denison Oil and Gas Assets

Denison Energy has entered into the Calfrac Option Agreement pursuant to which the shareholders of Calfrac have granted Denison Energy an option to purchase all of the shares of Calfrac following the completion of the Reorganization for approximately $227.5 million less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Calfrac Option Agreement; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised Denison Energy that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. Calfrac is engaged in the provision of specialized oil and gas services to major and independent oil and gas exploration and development companies throughout western Canada and the Rocky Mountain region of the United States. The services provided by Calfrac include hydraulic fracturing and well stimulation services using coiled tubing, carbon dioxide, nitrogen and acidizing. If Denison Energy exercises the Calfrac Option and completes the Calfrac Acquisition, it will complete a vertical short form amalgamation with Calfrac, assume Calfrac's name and its business will become Calfrac's oil and gas industry services business. See "The Calfrac Acquisition".

In the event that the Calfrac Acquisition is not completed within 90 days or such longer time as the Board and regulatory authorities may approve, pursuant to the Reorganization Resolution, Denison Energy will change its name to "Highland Investments Ltd." or such other name as the Board and the regulatory authorities may approve.

In connection with Denison Energy's future business plans, including its intention to complete the Calfrac Acquisition, Denison Energy has announced that it is pursuing the Public Offering to raise approximately $120 million following the Reorganization. Denison Energy filed a preliminary prospectus in respect thereof on January 22, 2004.

The categories of holders of shares of Denison Energy following the completion of the Reorganization, the Share Subscription, the Public Offering and the Calfrac Acquisition are set forth in the following diagram.

Denison Energy After the Public Offering and Exercise of the Calfrac Option:



Denison Energy's current shareholders
New shareholders from Public Offering
Matco Capital Ltd.
Calfrac's current shareholders
Denison Energy Inc.
Calfrac Well Services Ltd.
Calfrac's oilfield services business

The relative ownership position of each of the categories of shareholders will depend on the price of the New Denison Energy Common Shares issued in the Public Offering. The issue price will depend on market and other factors at the time of the Public Offering and will be established in negotiations between Denison Energy and the underwriters of the Public Offering.

Denison Energy's management and the Board of Directors are of the view that the combination of the oil and gas business and the uranium mining and environmental services businesses of Denison Energy is confusing to potential new investors and the investing public generally. Because of the differences between the two types of businesses and the differences between the types of investors that each business attracts, Denison Energy's Board of Directors concluded that the division of the holdings of Denison Energy into separate publicly traded companies would be in the best interests of Denison Energy and the Denison Energy Shareholders. Denison Energy believes that the creation of three separate public companies, one dedicated to uranium mining and environmental services, one dedicated to oil and gas exploration and development and one dedicated to oilfield services will enhance shareholder value and allow management of each of the resulting companies to more closely focus on their respective businesses. The implementation of the Reorganization is intended to provided such a focus. The Reorganization will also provide Denison Energy's shareholders with additional investment choices and flexibility. Denison Energy also believes that the involvement of Matco as a key investor in Denison Energy going forward will provide Denison Energy and the Denison Energy Shareholders with positive growth opportunities, including the Calfrac Option, which gives Denison Energy an opportunity to become a leading oil and gas services company.

Denison Mines will be managed by Denison Energy's current Toronto-based management and most of the members of Denison Energy's Board of Directors will continue as directors of Denison Mines following completion of the Reorganization. See Exhibit "K" — "Information Concerning Denison Mines Inc. – Directors and Officers" for a complete description of Denison Mines' board and management team following the Reorganization.

Two members of Denison Energy's Board, James S. Blair and Gregory S. Fletcher, will remain as directors of Denison Oil following the Denison Plan of Arrangement, and will be joined following the Forte Plan of Arrangement by four nominees who are members of the current board of directors of Forte, Thomas J. MacKay, Douglas N. Baker, W. Peter Comber and David V. Richards. See Exhibit "N" — "Information Concerning Denison Oil After the Forte Arrangement – Directors and Officers of Denison Oil" for a complete description of Denison Oil's board and management following the Reorganization and Forte Arrangement.

Three independent members of Denison Energy's Board, James S. Blair, Gregory S. Fletcher and Paul F. Little will remain as members of Denison Energy following the Arrangement and will be joined following the Share Subscription by Ronald P. Mathison and Martin L. Lambert. The independent members of Denison Energy's Board will determine whether or not to exercise the Calfrac Option to complete the Calfrac Acquisition. If Denison Energy completes the Calfrac Acquisition, Calfrac's management team will become the management team of Denison Energy and Douglas R. Ramsay and R. Timothy Swinton will be appointed as additional directors of Denison Energy. See Exhibit "O" — "Information Concerning Denison Energy After the Reorganization – Directors and Officers of Denison Energy" for a complete description of Denison Energy's business following the Reorganization, assuming that Denison Energy exercises the Calfrac Option.

Continuance into Alberta

Denison Energy is currently incorporated in Ontario under the OBCA. As part of the Reorganization, Denison Energy intends to be continued as an Alberta corporation under the ABCA immediately upon the completion of the Denison Arrangement. Denison Energy intends to effect the continuance immediately upon the completion of the Denison Arrangement. Denison Energy Shareholders will be asked to approve the continuance as part of the Reorganization Resolution. There are no material differences in the rights of shareholders under the ABCA as compared to the OBCA.

Reduction of Deficit and Contributed Surplus

In connection with the Denison Plan of Arrangement, Denison Energy's deficit and contributed surplus will be reduced to $0, with corresponding decrease in its common share capital to approximately $89.4 million. Denison Energy Shareholders will be asked to approve these adjustments in Denison Energy's accounts as part of the Reorganization Resolution.

Background to the Reorganization

In January of 2003, the Board of Directors established the Special Committee to review the long-term plans for Denison Energy. The Special Committee was comprised of three independent directors, being Gregory S. Fletcher (chair), James S. Blair and Paul F. Little.

On February 25, 2003, Denison Energy retained FirstEnergy to provide financial advisory services to management and the Special Committee, and to assist in reviewing restructuring alternatives for maximizing Denison Energy Shareholder value. It was also agreed that FirstEnergy would provide an opinion in respect of the fairness, from a financial point of view, to the Denison Shareholders of the consideration to be received in connection with the eventual restructuring.

One of the alternatives for the restructuring of Denison Energy considered by the Special Committee was a structure under which Denison Energy would transfer the assets associated with its mining and environmental services business to a new subsidiary and spin the shares of this new mining company to the Denison Energy shareholders on a pro rata basis, with Denison Energy retaining its existing oil and natural gas assets.

FirstEnergy proceeded to contact a limited number of parties regarding an investment in Denison Energy following the spin-off of the mining business. Indications of value were received from several parties. During the months of May through July in 2003, the Special Committee met on a number of occasions to review with its professional advisors the status of the negotiations with third parties and the restructuring process generally. The Special Committee reported regularly to the Board of Directors with respect to the restructuring.

A number of parties conducted due diligence on Denison Energy during this process and met with the management of Denison Energy and FirstEnergy. Denison Energy negotiated with a number of potential investment groups regarding a possible investment in Denison Energy following the contemplated spin-off of the new mining company. These negotiations did not lead to a definitive agreement.

Because of the highly regulated nature of Denison Energy's uranium business and certain mine reclamation obligations to the federal and Ontario governments, Denison Energy recognized that a transfer of its mining assets as contemplated would require regulatory approval. For this reason, Denison Energy initiated discussions with the

applicable federal government and Ontario government departments to ascertain their likely response to, and approval of, the proposed restructuring. Denison Energy also recognized that it would require the approval of Cogema, as its largest creditor and joint venture partner, in order to undertake a significant restructuring transaction involving the transfer of its mining assets to a new entity. For this reason, Denison Energy consulted with Cogema on a confidential basis regarding the conditions under which Cogema would provide its consent to the proposed reorganization.

In August of 2003, FirstEnergy and Denison Energy commenced discussion with Matco respecting a structure of Denison Energy whereby the mining business would be transferred to one new subsidiary, the oil and gas business would be transferred to another new subsidiary, and the shares of both of the new companies would be distributed to Denison Energy Shareholders. Shareholders would end up holding shares in three separate public entities. These discussions contemplated that, upon completion of this restructuring, Denison Energy would complete a private placement of new common shares to Matco for proceeds of approximately $5.3 million. After the new share issuance, Matco would hold 45% of the issued common shares of Denison Energy. At a meeting of the Board of Directors on September 4, 2003, the Board of Directors resolved to formally negotiate with Matco, to conduct certain due diligence with respect to Matco and to determine whether the terms and conditions of a transaction with Matco could be established.

During the course of its formal negotiations with Matco, Denison Energy became aware of an opportunity to enter into an agreement with the shareholders of Calfrac, a privately held Alberta-based oilfield services company, which would see Denison Energy becoming entitled to elect to acquire Calfrac following completion of the Reorganization. In October of 2003, Denison Energy and its professional advisors commenced due diligence on Calfrac and Denison Energy began negotiations with Calfrac with respect to a possible agreement.

In September of 2003, the Board of Directors determined that, for a variety of reasons, the best course of action was to pursue discussions to restructure Denison Energy along the lines being negotiated with Matco. In reaching this conclusion, the Board considered the following merits of the transaction:

- Denison Energy Shareholders would continue to hold 100% of the common shares of each of the two entities holding the uranium assets and the oil and gas assets, prior to any future financings or business combinations involving such entities;

- the Share Subscription would provide material new capital to the new Denison Energy to enable it to discharge its outstanding liabilities and additionally, Matco's involvement as a significant investor was expected to lead to positive opportunities for Denison Energy, including opportunities such as the potential Calfrac Acquisition;

- Denison Energy would retain the flexibility of either selling the new oil and gas entity for cash or shares of another entity, or alternatively, attracting an appropriate management group and financing for the oil and gas entity going forward;

- the existing liabilities of Denison Energy could be distributed appropriately among the three entities, thereby reducing the real and contingent liabilities associated with, and improving the balance sheets of both the oil and gas company and the mining company;

- the transactions would retain tax pool coverage for each of the three companies going forward;

- the transactions would provide Denison Energy Shareholders with involvement in three distinct businesses: (a) uranium mining and environmental services; (b) oil and gas exploration and production; and (c) if the Calfrac Acquisition was completed, the oilfield service sector; and

- FirstEnergy would be in a position to provide the Board of Directors with the Fairness Opinion relating to the Denison Arrangement and Share Subscription indicating that the consideration to be received in the transactions would be fair, from a financial point of view, to the Denison Energy Shareholders.

In the course of Denison Energy's negotiations with Calfrac and Calfrac's shareholders, the parties determined that Denison Energy would acquire an option to purchase all of the shares of Calfrac following the completion of the Denison Arrangement and the Share Subscription such option to be exercisable should Denison Energy successfully secure the necessary financing to enable it to do so. This structure provides Denison Energy with a significant amount of time to attempt to secure the necessary financing. It also provides flexibility to the directors of Denison Energy following the completion of the Denison Arrangement to consider exercising the Calfrac Option or pursuing other business opportunities. The parties thereafter negotiated the terms of the Calfrac Option Agreement.

Concurrently with these negotiations, FirstEnergy contacted a number of potential management teams and potential equity investors regarding an investment in Denison Energy's new oil and gas entity. Among those parties was Forte, which had investigated a possible investment opportunity with Denison Energy under a previous structure in the spring of 2003.

On November 14, 2003, Denison Energy provided details of the Denison Arrangement and Share Subscription to Cogema on a confidential basis. Cogema provided comments to the Denison Arrangement and negotiated with Denison Energy to confirm Cogema's security interest in Denison Energy's McClean Lake and Midwest project assets.

On November 24, 2003, the Board of Directors met to review and consider the terms of the proposed Denison Arrangement and other matters regarding the Reorganization. During this meeting, the Board of Directors received presentations from the Special Committee, management, FirstEnergy and Denison Energy's legal counsel. After deliberations and subject to negotiations with Cogema, the Board of Directors authorized the Special Committee to finalize the terms of the original Denison Arrangement Agreement, the Subscription Agreement and the Calfrac Option Agreement. The Board of Directors, with the advice of FirstEnergy, also determined that the consideration to be received in connection with the Reorganization was fair to the Denison Energy Shareholders, and that the Denison Arrangement and Share Subscription, as they were presented at that time, were in the best interests of Denison Energy and the Denison Energy Shareholders. The Board of Directors resolved to recommend unanimously that Denison Energy Shareholders and Denison Energy Optionholders vote in favour of the Reorganization and the Denison Arrangement, respectively, should definitive agreements be concluded.

On December 23, 2003, Denison Energy received a proposal from Forte with respect to a business combination between Denison Oil and Forte following completion of the Reorganization. Denison Energy's management discussed the proposal with FirstEnergy and the Special Committee. The Special Committee received the advice of FirstEnergy with respect to the financial terms of the proposal, and determined that the terms proposed by Forte represented a favourable transaction for Denison Resources following completion of the Denison Arrangement. The Special Committee was of the view that the proposed Forte transaction would provide Denison Resources with a significantly larger oil and natural gas reserve and production base, a strong management team that could provide Denison Resources with positive business opportunities in the future, enhanced access to capital markets and the financial resources to aggressively pursue existing and additional drilling and acquisition opportunities.

On December 29, 2003, the Board of Directors met to receive an update from the Special Committee and management with respect to the Reorganization. The Board of Directors reviewed the amendments that had been made to the draft documents relating to the Reorganization and confirmed its earlier approval of the Denison Arrangement and its view as to the fairness of the transactions to Denison Securityholders. The Special Committee also reported on the proposal by Forte. The Board of Directors authorized the Special Committee to negotiate with Forte with a view to negotiating a definitive transaction agreement providing for a combination of Denison Resources and Forte on the terms described in Forte's December 23, 2003 proposal letter.

On December 30, 2003, Denison Energy accepted the terms of Forte's proposal, subject to due diligence and completion of definitive documentation, and Denison Energy and Forte agreed to negotiate exclusively with a view to entering into a definitive agreement for the combination of Denison Resources and Forte following completion of the Arrangement.

On December 30, 2003, Denison Energy entered into the original Denison Arrangement Agreement, the Subscription Agreement and other related agreements which form part of the larger restructuring of Denison Energy, as well as the Calfrac Option Agreement. Denison Energy announced the execution of these agreements on December 31, 2003.

During this process, the Board of Directors reviewed and considered, among other things: the alternatives available to maximize value for Denison Energy Shareholders; legal counsel's views of the terms of the Denison Arrangement, the Denison Arrangement Agreement, the Denison Plan of Arrangement and the Share Subscription; and FirstEnergy's opinion that the consideration to be received under the Denison Arrangement is fair, from a financial point of view, to Denison Energy Shareholders. The advice of FirstEnergy included a discussion of the value of the consideration offered pursuant to the Denison Arrangement, an assessment of comparable transactions and the prospect of superior proposals arising. The Board of Directors also received advice from legal counsel on the Board of Directors' duties and responsibilities generally and in connection with the Denison Arrangement and discussed with legal counsel a number of issues arising in respect of the Denison Arrangement Agreement and related documentation. Denison Energy's financial and legal advisors also provided advice to the Board of Directors on the structure of the transaction. The Board of Directors considered the matters discussed at the previous Board meetings, the benefits of the Denison Arrangement, as discussed above, and the advice of FirstEnergy and legal counsel, and on this basis, the Board of Directors approved the Denison Arrangement Agreement and the Subscription Agreement.

In the weeks following December 30, 2003, Denison Energy, Forte and their respective advisors conducted due diligence on each others' assets and businesses and began negotiations toward the settlement of a definitive agreement with respect to the proposed business combination of Denison Resources and Forte. In the course of these negotiations the parties determined an appropriate structure for the combination would involve the introduction of a holding company, Denison Oil, that would hold each of Denison Resources and Forte separately. The parties also discussed certain changes to the original Denison Arrangement Agreement to accommodate the Forte Arrangement and to accommodate the business plans of all three companies resulting from the Denison Arrangement. The parties and their advisors met on a number of occasions.

On January 26, 2004, Denison Energy and the other parties to the original Denison Arrangement Agreement, including Denison Oil, executed an amended and restated Denison Arrangement Agreement. The amendments included in the new Denison Arrangement Agreement included changes to the Denison Arrangement to accommodate the business plans of each of Denison Energy and Denison Oil following the Denison Arrangement.

On January 28, 2004, Denison Energy, Denison Oil, Denison Resources, the Partnership, Subco, Forte and Denison Mines entered into the Forte Arrangement Agreement, and Denison Energy and the parties to the Denison Arrangement Agreement further amended and restated the Denison Arrangement Agreement to make specific mention of the Forte Arrangement Agreement. On that day, the Board of Directors met again and approved this Information Circular and Denison Energy's application to the Ontario Court for the Denison Interim Order, confirmed the amended and restated Denison Arrangement Agreement and reconfirmed its recommendation to Denison Energy Shareholders and Denison Energy Optionholders respecting the Reorganization and the Denison Arrangement. The Board also considered the terms of the proposed Forte Arrangement Agreement and unanimously approved the Forte Arrangement Agreement and recommended that Denison Energy Shareholders, voting as shareholders of Denison Oil, vote in favour of the Forte Arrangement Resolution. The Board also resolved as to the other recommendations described under "Recommendation of the Board of Directors".

Indemnities and Related Obligations

In connection with the conveyance of the Mining Assets and the Ontario Assets to Denison Mines as part of the Denison Arrangement, Denison Mines will agree to assume all debts, liabilities and obligations relating to Denison Energy's business before the Denison Effective Date, except for the PNG Liabilities and the Retained Liabilities. In addition, Denison Mines has agreed in the Denison Arrangement Agreement to indemnify Denison Energy for all claims or losses relating to matters with respect to Denison Energy's business prior to the Denison Effective Date, except for claims covered by the indemnity provided by Denison Resources and for matters related to the Retained Liabilities described below under "– Retained Liabilities".

In addition, Denison Mines has agreed to indemnify Denison Energy for a five year period from the Denison Effective Date for losses suffered by Denison Energy as a result of breaches by Denison Energy and Denison Mines of their respective agreements, covenants, representations and warranties in the Denison Arrangement Agreement or the asset conveyance agreements appended thereto, other than for breaches of obligations that are to be performed by Denison Energy after the Denison Effective Date, as well as for breaches of Denison Resources of its representations and warranties in the Denison Arrangement Agreement and the asset conveyance agreements

appended thereto. Denison Mines also provides an indemnity for five years for losses suffered by Denison Energy due to a breach by Denison Energy of its representations and warranties in the Subscription Agreement. The maximum amount of the indemnity payable by Denison Mines with respect to the matters in this paragraph is the amount of the proceeds of the Share Subscription.

In connection with the conveyance of the Petroleum and Natural Gas Assets to Denison Resources as part of the Denison Arrangement, Denison Resources will agree to assume all debts, liabilities and obligations relating to the Petroleum and Natural Gas Assets and any petroleum and natural gas interest owned, operated or controlled by Denison Energy since January 1, 2001 (such date approximately representing the beginning of Denison Energy's current petroleum and natural gas business), except for the Retained Liabilities. In addition, Denison Resources has agreed in the Denison Arrangement Agreement to indemnify Denison Energy for all claims or losses relating to matters with respect to the PNG Liabilities and the Forte Arrangement (except for certain expenses relating to the Forte Arrangement), except for matters related to the Retained Liabilities. Denison Resources has also agreed that for a five year period beginning on the Denison Effective Date, it will indemnify Denison Energy for any losses suffered as a result of breaches by Denison Resources of its agreements or covenants in the Denison Arrangement Agreement or the asset conveyance agreements appended thereto.

With respect to any losses relating to Denison Energy's business prior to the Denison Effective Date for which Denison Energy, Denison Mines and Denison Resources are unable, acting reasonably, to determine whether such losses are indemnifiable by Denison Mines or Denison Resources under their respective indemnities in the Denison Arrangement Agreement, the losses shall be borne by Denison Mines as to 83.3% and by Denison Resources as to 16.7% of the amount of such losses.

Denison Energy has agreed to indemnify Denison Mines and Denison Resources for any losses suffered by such companies as a result of any matter or thing arising out of, resulting from, attributable to or connected with the failure by Denison Energy to pay, perform, discharge or satisfy the Retained Liabilities.

Denison Mines has agreed that for so long as its indemnification obligations to Denison Energy under the Denison Arrangement Agreement are effective, it will not:

- following the sale of all or substantially all of its assets in one transaction or series of transactions, pay any funds to its shareholders by way of dividends, return of capital or other capital distribution or otherwise transfer the consideration received for such assets from such transaction or transactions to its shareholders without the prior written consent of Denison Energy, such consent not to be withheld unreasonably in light of the arrangements that are proposed to ensure Denison Mines' performance of its indemnification obligations under the Denison Arrangement Agreement; or

- consummate any amalgamation, arrangement, merger, capital reorganization or similar business combination with any third party unless the entity that will succeed to Denison Mines in such transaction will be at least as financially stable as Denison Mines is prior to such transaction, and concurrently with the completion of such transaction, the successor entity enters into an agreement with Denison Energy pursuant to which it confirms and agrees that it is bound by the indemnification obligations of Denison Mines under the Denison Arrangement Agreement. This restriction does not apply to any investment in Denison Mines by a third party or similar transaction that does not have an effect on Denison Mines' continuing existence as a corporation or its ability to perform its indemnification obligations under the Denison Arrangement Agreement. This restriction will terminate on the fifth anniversary of the date of the Denison Arrangement Agreement if Denison Energy is provided with evidence to its satisfaction, acting reasonably, that Denison Mines' market capitalization is in excess of $100 million on that date.

The procedures under which the parties will enforce the indemnities contained in the Denison Arrangement Agreement are set out in the Indemnification Agreement. The Indemnification Agreement provides that where each of Denison Energy, Denison Mines and Denison Resources is being indemnified under the Denison Arrangement Agreement (an "Indemnified Party"), the party providing the indemnity (the "Indemnifying Party") is appointed as the sole and exclusive attorney and agent of the applicable Indemnified Party with the power to negotiate, settle, compromise, litigate or otherwise deal with any claim for which the obligation to indemnify exists. The applicable Indemnifying Party is required to provide notice of a pending or threatened claim to the applicable Indemnified Party within 15 days of receiving notice thereof (or shorter period as may be appropriate), take such reasonable

action as the Indemnified Party may request, take no action which may prejudice a claim or the Indemnified Party's position, and provide the Indemnified Party with access to all files relating to claims which it is obligated to defend. It is a precondition to the power of attorney that the Indemnifying Party confirm that the entirety of a claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of the Arrangement Agreement and the Indemnified Party is satisfied that the Indemnifying Party will have the resources to pay any amounts required under the indemnity. Any amount required to be paid to an Indemnified Party by the Indemnifying Party, if not paid when due, bears interest at prime plus three percent.

In connection with the Forte Arrangement Agreement, Denison Mines has also agreed in a separate indemnification agreement to provide an indemnity to Forte, Denison Oil, Denison Resources and the Partnership for losses that any of the indemnified parties suffer relating to the Mining Leases and Uranium Infrastructure. This indemnification agreement, the form of which is attached as Schedule "B" to the Forte Arrangement Agreement, which is attached as Exhibit "H" to this Information Circular, will be executed by the parties thereto on the Forte Effective Date.

Retained Liabilities

As noted above under "Indemnities", Denison Resources will assume all of the debts, liabilities and obligations related to the Petroleum and Natural Gas Assets, and Denison Mines will assume all of the other debts, liabilities and obligations related to Denison Energy's business prior to the Denison Effective Date, in each case except for those liabilities that are specifically retained by Denison Energy under the Denison Arrangement Agreement. These specifically retained liabilities are referred to as the "Retained Liabilities". The Retained Liabilities consist of various indebtedness, liabilities and costs (estimated at approximately $4.5 million in the aggregate) and legal expenses in respect of the Calfrac Acquisition and the Public Offering.

Denison Energy has agreed that it will retain liability for the following matters, and that neither Denison Mines nor Denison Resources will be responsible for performing these liabilities after the Denison Effective Date:

- Indebtedness of Denison Energy to Alberta Treasury Branches (ATB) under its credit facility with ATB, in the amount of $1,000,000;

- Liability of Denison Energy to the government of Ontario with respect to the payment of provincial tax, in the amount of $1,610,000 plus accrued interest thereon to the Denison Effective Date;

- Liability of up to $65,000 to European Hydrocarbons Limited ("EHL") with respect to an advance paid to Denison Energy by EHL in the amount of US$50,000;

- All liabilities without limit relating to the following disputes relating to Denison Energy's former Greek operations:

    (a) Appeal of Mohamed Ibrahim Iknainish with respect to a labour claim brought by Mr. Iknainish;

    (b) Dispute between the Athens Tax Authority and Denison Energy's former Greek joint venture; and

    (c) Legal costs incurred after the Denison Effective Date to defend and/or settle the actions referred to in (a) and (b) above;

- All Liabilities without limit associated with the ongoing cost of operating Denison Energy's existing Greek operations or operations resulting from the Greek assets that will be retained by Denison Energy, including as of the date hereof the cost of a part–time accountant in Athens, Greece a part–time administrator in Kavala, Greece and a registered office in Greece for Denison Energy's two operating companies;

- Transaction costs relating to the Denison Arrangement and the Share Subscription in an amount equal to $1,225,000, less any interest accrued to the Denison Effective Date with respect to the Ontario tax liability described above;

- All costs and Liabilities without limit associated with Denison Energy's existing litigation in Greece involving:

  (a) The labour claim of Hainis and 2 former employees of Denison Energy's subsidiary North Aegean Petroleum Company E.P.E. ("NAPC");

  (b) The labour claim of Raftis and 19 former employees of NAPC;

  (c) The labour claim of Avenidis and 226 former employees of NAPC; and

  (d) The labour claim of Papameris and 14 former employees of NAPC,

  including any appeals thereof or the continuation of such actions by the plaintiffs in such actions under a different style of cause; and

- Denison Energy's legal expenses in respect of the Calfrac Acquisition and the Public Offering.

The indemnities provided by Denison Mines and Denison Resources in the Denison Arrangement Agreement do not apply to losses suffered by Denison Energy relating to the Retained Liabilities. Denison Energy has agreed to indemnify Denison Mines and Denison Resources for any losses that either of them suffers as a result of a failure of Denison Energy to satisfy its obligations under the Retained Liabilities.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors of Denison Energy has unanimously concluded that the terms of the Denison Arrangement and the Share Subscription are fair and reasonable to the Securityholders and in the best interests of Denison Energy and the Denison Energy Securityholders, and recommends that Denison Energy Shareholders vote in favour of the Reorganization Resolution and that Denison Energy Optionholders vote in favour of the Optionholders' Arrangement Resolution.

In arriving at their recommendation, the Board of Directors considered, among other factors:

- the purpose and benefits of the Reorganization, as outlined herein, including the conclusions of the Board of Directors and management of Denison Energy with respect to the anticipated increase in shareholder value referred to in "The Denison Plan of Arrangement – Background to the Arrangement";

- the terms of the Denison Arrangement, which will result in holders of Denison Energy Common Shares owning, immediately after the implementation of the Denison Arrangement, all the outstanding New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares;

- the advice of FirstEnergy with respect to the Fairness Opinion;

- the fact that the Share Subscription will provide material new capital to the new Denison Energy to enable it to discharge its outstanding liabilities and additionally, Matco's involvement as a significant investor was expected to lead to other positive opportunities for Denison Energy, including opportunities such as the potential Calfrac Acquisition;

- the opportunity of Denison Energy to exercise the Calfrac Option and complete the Calfrac Acquisition;

- the procedures by which the Reorganization will be approved, including the two–thirds majority approval required by holders of Denison Energy Common Shares and Denison Energy Options represented at the Denison Meeting;

- that the Denison Energy Shareholders who oppose the Denison Arrangement will be permitted, subject to compliance with certain conditions, to dissent in respect of the Reorganization Resolution, and be entitled

to be paid the fair value for their Denison Energy Common Shares in accordance with section 185 of the OBCA, as modified by the Denison Interim Order; and

- the Denison Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, the Ontario Court determines that the Denison Arrangement is fair to the Securityholders.

The Board of Directors also unanimously recommends that Denison Energy Shareholders vote in favour of the Forte Arrangement Resolution, the Calfrac Acquisition Resolution and the other resolutions set forth under the heading "Other Matters to be Considered at the Denison Meeting".

FAIRNESS OPINION

The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion, which is attached to this Information Circular as Appendix "J". **The Fairness Opinion is subject *to the assumptions, qualifications and limitations contained therein.***

FirstEnergy was retained by the Special Committee of Denison Energy's Board of Directors to provide advice and assistance to the Special Committee in evaluating the Reorganization, including an opinion in respect of the fairness, from a financial point of view, of the consideration to be received under the Reorganization to the Denison Energy Shareholders. In addition, FirstEnergy was retained to provide advice and an opinion in respect of the fairness, from a financial point of view, of the Forte Arrangement to the Denison Energy Shareholders, who shall become the holders of Denison Oil Common Shares upon completion of the Denison Arrangement. In consideration for its services in these respects, Denison Energy agreed to pay to FirstEnergy certain fees and agreed to indemnify FirstEnergy in respect of certain liabilities.

FirstEnergy is a registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, electricity generation, energy technologies and energy income trusts. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian companies active in or investing in the energy industry.

FirstEnergy has advised the Board of Directors that neither FirstEnergy, nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Denison Energy, Calfrac, Matco or Forte or any of their respective associates or affiliates. FirstEnergy has further advised that it has not been engaged to provide any other financial advisory services nor has it participated in any financing involving Denison Energy, Calfrac, Matco or any of their respective associates or affiliates, within the past two years, other than the services provided in connection with the provision of the Fairness Opinion to the Special Committee and as hereinafter described, except that FirstEnergy is an underwriter in the Public Offering. There are no understandings, agreements or commitments between FirstEnergy and Denison Energy, Calfrac, Matco, Forte or any of their respective associates or affiliates with respect to any future business dealings. FirstEnergy may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Denison Energy, Calfrac, Matco, Forte or any of their respective associates or affiliates. The compensation of FirstEnergy in connection with the provision of the Fairness Opinion does not depend, in whole or in part, on the conclusions reached in the Fairness Opinion or the successful outcome of the Denison Arrangement or the Forte Arrangement, as the case may be. In addition, Denison Energy has agreed to reimburse FirstEnergy for its reasonable expenses incurred in performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement.

In its Fairness Opinion, FirstEnergy concluded, on the basis of particular assumptions and considerations summarized therein, that, as of the date of the opinion, the consideration received in the Reorganization is fair from a financial point of view to the Denison Energy Shareholders, and that the Forte Arrangement is fair, from a financial point of view, to the Denison Energy Shareholders, who will become holders of Denison Oil Common Shares upon completion of the Denison Arrangement.

A copy of the Fairness Opinion is attached as Appendix "J" to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

THE DENISON PLAN OF ARRANGEMENT

Denison Energy, Tenwest, Denison Mines, Denison Resources, the Partnership, Denison Oil, Holdco and the Holdco Shareholder have entered into the Denison Arrangement Agreement. The Denison Arrangement Agreement sets forth the conditions under which the Denison Arrangement will be completed. The Denison Plan of Arrangement is attached as Appendix 1 to the Denison Arrangement Agreement and provides the specific steps that will carry out the Denison Arrangement. The Denison Arrangement Agreement and the Denison Plan of Arrangement are attached to this Information Circular as Exhibit "G". The Arrangement Agreement also includes as additional appendices the forms of the conveyance agreements to be entered into among the parties to the Denison Arrangement Agreement to give effect to the transfers of assets contemplated by the Denison Plan of Arrangement, as well as a schedule of the Retained Liabilities. A copy of the complete Denison Arrangement Agreement that includes each of the conveyance agreements is available for review at Denison Energy's office or on Denison Energy's website: www.denisonenergy.com.

Denison Energy Shareholders on the Denison Effective Date will receive 1/21 of one New Denison Energy Common Share, one Denison Mines Common Share and 1/5 of one Denison Oil Common Share in exchange for each Denison Energy Common Share held by them at such time. As part of the Denison Arrangement, Denison Energy will transfer the Mining Assets and Ontario Assets to Denison Mines and Denison Mines will assume all of the Mining Liabilities and Ontario Liabilities, and Denison Energy will transfer the Petroleum and Natural Gas Assets to Denison Resources and Denison Resources will assume all of the PNG Liabilities.

The effect of the Denison Arrangement will be such that the shareholders of Denison Energy on the Denison Effective Date will hold all of the shares of each of Denison Energy, Denison Mines and Denison Oil.

In connection with the conveyance of the Mining Assets and the Ontario Assets to Denison Mines as part of the Denison Arrangement, Denison Mines will agree to assume all debts, liabilities and obligations relating to Denison Energy's business before the Denison Effective Date, except for the PNG Liabilities and the Retained Liabilities. In addition, Denison Mines has agreed in the Denison Arrangement Agreement to indemnify Denison Energy for all claims or losses relating to matters with respect to Denison Energy's business prior to the Denison Effective Date, except for claims covered by the indemnity provided by Denison Resources and for matters related to the Retained Liabilities described above under "The Reorganization – Retained Liabilities". The Denison Arrangement Agreement also provides for indemnities by Denison Resources to Denison Energy with respect to the Petroleum and Natural Gas Assets and PNG Liabilities and the Forte Arrangement (except for certain expenses relating to the Forte Arrangement). Denison Energy, Denison Mines and Denison Resources intend that, following completion of the Denison Arrangement, Denison Energy will no longer have any ongoing obligations with respect to the Mining Assets or the Petroleum and Natural Gas Assets other than limited liabilities that are specifically retained by Denison Energy. See "The Reorganization – Indemnities" and "The Reorganization – Retained Liabilities".

Details of the Denison Arrangement

The Denison Arrangement will be implemented under section 182 of the OBCA.

If the Reorganization Resolution and the Optionholders' Arrangement Resolution are approved by securityholders in accordance with the Denison Interim Order, the Denison Final Order is obtained, and the other conditions of the Denison Arrangement are satisfied, the steps to effect the Denison Arrangement will occur on the Denison Effective Date without any further action by the holders of Denison Energy Common Shares and Denison Energy Options. These steps, in the sequence in which they will occur, are as follows:

1. Denison Energy will transfer the Ontario Assets to Denison Mines in accordance with the terms of the Ontario Mining Conveyance Agreement. In consideration for the Ontario Assets, Denison Mines will:

   (a) issue 10,000 Denison Mines Common Shares to Denison Energy; and

   (b) assume the liabilities associated with Ontario Assets.

   Denison Energy will issue to Denison Mines the Denison Energy Note in the amount of the Excess Liabilities.

2. Denison Energy and Tenwest (hereinafter sometimes referred to in this paragraph 2 as "predecessor corporations") will be amalgamated as if the amalgamation were carried out pursuant to subsection 178(1) of the OBCA, subject to the following:

   (a) all the property of the predecessor corporations held immediately before the amalgamation will become the property of Denison Energy;

   (b) all the liabilities and obligations of the predecessor corporations immediately before the amalgamation will become liabilities and obligations of Denison Energy;

   (c) all the shares of Tenwest will be cancelled without any repayment of capital; and

   (d) the Articles of Amalgamation and By–laws of Denison Energy immediately before such amalgamation shall become the Articles of Amalgamation and By–laws of the amalgamated corporation, which shall continue to be named "Denison Energy Inc."

3. Denison Energy will transfer the Mining Leases to Denison Resources in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Mining Leases, Denison Resources will issue the Denison Resources Note in the principal amount of the Fair Market Value of the Mining Leases to Denison Energy.

4. Denison Energy will transfer the Petroleum and Natural Gas Assets to Denison Resources in accordance with the terms of the Petroleum and Natural Gas Conveyance Agreement. In consideration for the Petroleum and Natural Gas Assets, Denison Resources will:

   (a) assume all of the PNG Liabilities; and

   (b) issue to Denison Energy the number of Denison Resources Common Shares equal to the number of Denison Energy Common Shares outstanding on the Denison Effective Date, the aggregate value of such Denison Resources Common Shares being the Fair Market Value of the Petroleum and Natural Gas Assets less the Fair Market Value of the PNG Liabilities.

5. Denison Resources will transfer the Mining Leases to the Partnership in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Mining Leases, the Partnership will issue to Denison Resources the number of Partnership Units representing the Fair Market Value of the Mining Leases based upon a price of $1,000 per Partnership Unit.

6. Denison Energy will transfer the Uranium Infrastructure to the Partnership in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Uranium Infrastructure, the Partnership will issue to Denison Energy the number of Partnership Units representing the Fair Market Value of the Uranium Infrastructure based upon a price of $1,000 per Partnership Unit.

7. The Partnership will transfer the Mining Leases to Denison Mines in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Mining Leases, Denison Mines will issue to the Partnership the Denison Mines First Note in the principal amount of the Fair Market Value of the Mining Leases.

8. The Partnership will transfer the Uranium Infrastructure to Denison Mines in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Uranium Infrastructure, Denison Mines will issue to the Partnership the Denison Mines Second Note in the principal amount of the Fair Market Value of the Uranium Infrastructure.

9. The Partnership will have a year end for tax purposes under the Tax Act.

10. The Partnership will repurchase all of the Partnership Units held by Denison Energy. In consideration for such repurchase, the Partnership shall transfer the Denison Mines Second Note to Denison Energy.

11. Denison Resources will transfer the Petroleum and Natural Gas Assets to the Partnership in accordance with the terms of the Contribution Agreement. In consideration for the Petroleum and Natural Gas Assets, the Partnership will:

    (a) assume all of the PNG Liabilities; and

    (b) issue to Denison Resources the number of Partnership Units representing the Fair Market Value of the Petroleum and Natural Gas Assets less the Fair Market Value of the PNG Liabilities based upon a price of $1,000 per Partnership Unit.

12. The Partnership will transfer the Denison Mines First Note to Denison Resources as a return of capital.

13. Denison Resources will repay the principal amount of the Denison Resources Note to Denison Energy by transferring the Denison Mines First Note to Denison Energy. Denison Energy will deliver the repaid Denison Resources Note to Denison Resources, and Denison Resources will cancel the Denison Resources Note.

14. Denison Mines will repay the principal amounts of the Denison Mines First Note and the Denison Mines Second Note to Denison Energy in accordance with the terms of the Mining Conveyance Agreement by:

    (a) setting off the outstanding principal amount owing by Denison Energy under the Denison Energy Note from the outstanding principal amount of the Denison Mines First Note and the Denison Mines Second Note;

    (b) assuming the Mining Liabilities; and

    (c) issuing to Denison Energy the number of Denison Mines Common Shares equal to the number of Denison Energy Common Shares outstanding on the Denison Effective Date less the number of previously issued and outstanding Denison Mines Common Shares.

    As part of the assumption of the Mining Liabilities, Denison Mines and Denison Energy will execute the Cogema Loan and Security Documents to which each is a party.

15. Denison Energy will deliver the repaid Denison Mines First Note and the Denison Mines Second Note to Denison Mines and will cancel the Denison Energy Note, and Denison Mines will deliver the Denison Energy Note to Denison Energy and will cancel the Denison Mines First Note and the Denison Mines Second Note.

16. The Articles of Incorporation of Denison Energy will be amended to:

    (a) add the New Denison Energy Common Shares as a class of securities that Denison Energy is authorized to issue; and

    (b) add the Denison Energy Spin–Out Shares as a class of securities that Denison Energy is authorized to issue

17. Denison Energy will transfer all Denison Resources Common Shares held by it to Denison Oil. In consideration for each Denison Resources Common Share received by it from Denison Energy, Denison Oil will issue 1/5 of one Denison Oil Common Share to Denison Energy. Denison Oil will then repurchase from Denison Energy one Denison Oil Common Share held by Denison Energy for $1.00, whereupon such repurchased Denison Oil Common Share will be cancelled.

18. The New Denison Energy Common Shares will have the special rights and restrictions set forth in Schedule A hereto and the Denison Energy Spin–Out Shares will have the special rights and restrictions set forth in Schedule B hereto.

19. All Non–Residents (other than Non–Residents who exercise their Dissent Rights) will transfer their Denison Energy Common Shares to Holdco. In consideration for each Denison Energy Common Share received from the Non–Residents, Holdco agrees to deliver to the Non Residents 1/21 of one New Denison Energy Common Share, one Denison Mines Common Share and 1/5 of one Denison Oil Common Share following the completion of the transactions described in paragraph 22.

20. Each Denison Energy Common Share (other than Denison Energy Common Shares held by Denison Energy Shareholders who exercise their Dissent Rights) will be exchanged for 1/21 of one New Denison Energy Common Share and one Denison Energy Spin–Out Share.

21. Each holder of Denison Energy Spin–Out Shares, other than Holdco, will transfer their Denison Energy Spin–Out Shares to Holdco. In consideration for each Denison Energy Spin–Out Share received, Holdco agrees to cause Denison Energy to transfer 1/5 of one Denison Oil Common Share and one Denison Mines Common Share to the former holder of such Denison Energy Spin–Out Share.

22. Holdco will issue to Denison Energy the number of Holdco Non–Voting Shares equal to the number of Denison Energy Spin–Out Shares held by Holdco. In consideration for the issue of the Holdco Non–Voting Shares, Denison Energy will transfer Denison Oil Common Shares and Denison Mines Common Shares to the former holders of the Denison Energy Spin–Out Shares in accordance with paragraph 20 and transfer the remaining Denison Oil Common Shares and Denison Mines Common Shares held by Denison Energy to Holdco.

23. Holdco will satisfy its obligation to deliver New Denison Energy Common Shares, Denison Mines Common Shares and Denison Resources Common Shares to Non–Residents under paragraph 19 by delivering 1/21 of one New Denison Energy Common Share, one Denison Mines Common Share and 1/5 of one Denison Oil Common Share for each Denison Energy Common Share received from such Non–Residents under paragraph 19.

24. Denison Energy will purchase the Holdco Voting Share from the Holdco Shareholder. In consideration for the Holdco Voting Share, Denison Energy will pay $1.00 to the Holdco Shareholder.

25. Holdco will be dissolved as if such dissolution were to occur pursuant to Section 237 of the OBCA and the outstanding Denison Energy Spin-out Shares of Holdco shall be cancelled.

26. The Articles of Denison Energy will be amended to remove the Denison Energy Spin–Out Shares as a class of securities that Denison Energy is authorized to issue.

27. All Denison Energy Options that have not been exercised prior to the Denison Effective Time shall be cancelled and terminated and cease to represent any right or claim whatsoever, and Denison Energy's stock option plan shall be terminated.

No certificates representing fractional interests of less than one whole New Denison Energy Common Share, Denison Mines Common Share or Denison Oil Common Share will be issued. Instead, any fractional interests to which former Denison Energy shareholders would otherwise be entitled will be rounded up, without charge or costs, to the nearest whole number of New Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as the case may be, if the fractional entitlement is equal to or greater than 0.5, and rounded down, without consideration, to the next lesser whole number of Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as the case may be, if the fractional entitlement is less than 0.5.

If Denison Energy retains any shares of Denison Mines or Denison Oil as a result of Denison Energy Shareholders exercising their Dissent Rights, Denison Energy will be deemed to have transferred such shares back to Denison Mines or Denison Oil, as the case may be, and Denison Mines and Denison Oil will cancel the transferred shares, in each case effective as of the Effective Time. In consideration for the return of these shares for cancellation, Denison Mines agrees in the Arrangement Agreement to contribute 71.4% of the amount that Denison Energy is required to pay to dissenting Denison Energy Shareholders in respect of their Dissent Rights, and Denison Oil agrees to contribute 14.3% of the amount that Denison Energy is required to pay. Denison Energy is responsible for the remaining 14.3%.

Effect of the Denison Arrangement upon the Shareholders of Denison Energy

Denison Energy will transfer all of the Petroleum and Natural Gas Assets and the PNG Liabilities to Denison Resources, which will continue the oil and gas exploration and development business that is currently conducted by Denison Energy. The Petroleum and Natural Gas Assets will be held directly by the Partnership. Denison Resources is a wholly owned subsidiary of Denison Oil.

Denison Energy will transfer all of the Mining Assets and Ontario Assets to Denison Mines, and Denison Mines will assume all the Mining Liabilities and Ontario Liabilities. Denison Mines will continue to conduct the mining and environmental services businesses that are currently conducted by Denison Energy.

Immediately following the completion of the Denison Arrangement, Denison Energy will not hold any operating assets other than the Greek Assets and the Calfrac Option. Denison Energy will retain certain specified liabilities described under "The Reorganization – Retained Liabilities". Other than the Retained Liabilities, it is intended by each of Denison Energy, Denison Mines and Denison Oil that Denison Energy will not have any further involvement in the businesses that it is transferring to each of Denison Mines and Denison Resources.

Upon the Denison Arrangement becoming effective and prior to the Share Subscription and Forte Arrangement, the holders of Denison Energy Common Shares on the Denison Effective Date will own directly all of the New Denison Energy Common Shares, all of the outstanding Denison Mines Common Shares and all of the outstanding Denison Oil Common Shares. No consideration of any kind will be required to be paid by the holders of Denison Energy Common Shares pursuant to the Denison Arrangement.

Conditions to the Denison Arrangement

The respective obligations of Denison Energy, Denison Mines and Denison Oil to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Denison Arrangement to become effective. These conditions are provided for in the Denison Arrangement Agreement and include the following:

- The Reorganization Resolution shall have been passed by Denison Energy Shareholders at the Denison Meeting in accordance with terms of the Denison Interim Order;
- The Optionholders' Arrangement Resolution shall have been passed by Denison Energy Optionholders at the Denison Meeting in accordance with the terms of the Denison Interim Order;
- The Denison Interim Order and the Denison Final Order shall have been obtained in form and substance satisfactory to Denison Energy;
- The TSX or the Venture Exchange shall have provided conditional approval for the listing and posting for trading of the Denison Mines Common Shares and the Denison Oil Common Shares, and the TSX shall have consented to the Denison Arrangement and have provided conditional approval for the listing of the New Denison Energy Common Shares and the shares to be issued under the Subscription Agreement (see "– Procedure for the Denison Arrangement to Become Effective – Stock Exchanges" below);
- No action shall have been instituted and be continuing on the Denison Effective Date for an injunction to restrain, or a declaratory judgement in respect of, or damages on account of, or relating to, the Denison Arrangement (including with respect to the conveyance agreements attached to the Denison Arrangement Agreement), the Subscription Agreement or the Indemnification Agreement, and no cease trading or similar orders with respect to the securities of Denison Energy, Denison Mines or Denison Oil shall have been issued and remain outstanding;
- All regulatory requirements shall have been complied with, and all other material consents, agreements, orders and approvals, including those of Denison Energy's joint venture partners, shall have been obtained to complete the Denison Arrangement and the transactions contemplated by the Denison Arrangement;

- None of the consents, orders, regulations or approvals required for the Denison Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by Denison Energy, Denison Mines, Denison Resources, Denison Oil or the Partnership;

- Dissent Rights may not be exercised in respect of Denison Energy Common Shares representing more than 5% of the aggregate number of Denison Energy Common Shares outstanding at the Denison Effective Date;

- The Subscription Agreement shall not have been terminated and the purchase price under the Subscription Agreement shall have been paid into escrow pending the Denison Effective Time and closing of the Share Subscription; and

- The Denison Arrangement Agreement shall not have been terminated under its terms.

Management of Denison Energy believes that all material consents, orders, rulings, approvals or assurances required for the completion of the Reorganization will be obtained prior to the Denison Effective Date in the ordinary course upon application therefor.

Notwithstanding the foregoing, the Board of Directors may decide at any time before or after the Denison Meeting not to proceed with the Reorganization, in which event the Denison Arrangement Agreement will be terminated without any further action on the part of the Securityholders or the Ontario Court. The Board of Directors considers it appropriate to retain the flexibility to terminate the Denison Arrangement should some extraordinary event occur prior to the Denison Effective Date, which in the opinion of the Board makes it inappropriate to consummate the Denison Arrangement. The Reorganization Resolution and the Optionholders' Arrangement Resolution authorize such action.

Procedure for the Denison Arrangement to Become Effective

Procedural Steps

The Denison Arrangement is proposed to be carried out pursuant to Section 182 of the OBCA. The following procedural steps must be taken in order for the Denison Arrangement to become effective:

- the Denison Arrangement must be approved by the Securityholders in the manner set forth in the Denison Interim Order;

- the Ontario Court must grant the Denison Final Order approving the Denison Arrangement;

- all conditions precedent to the Denison Arrangement, as set forth in the Denison Arrangement Agreement, must be satisfied or waived by the appropriate party; and

- the Denison Final Order and Articles of Denison Arrangement, in the form prescribed by the OBCA, must be filed with the Registrar.

Securityholder Approvals

The Denison Interim Order provides that, in order for the Denison Arrangement to be implemented, the Reorganization Resolution must be passed by the affirmative vote of at least 66⅔% of the votes cast by holders of Denison Energy Common Shares, present in person or represented by proxy, at the Denison Meeting and the Optionholders' Arrangement Resolution must be passed by the affirmative vote of at least 66⅔% of the votes cast by holders of Denison Energy Options, voting as a separate class, present in person or represented by proxy, at the Denison Meeting. Each Denison Energy Shareholder is entitled to one vote for each Denison Energy Common Share held and each Denison Energy Optionholder is entitled to one vote for each Denison Energy Common Share such holder would be entitled to receive upon the valid exercise of the Denison Energy Options.

All of the directors and senior officers of Denison Energy have indicated that they intend to vote the Denison Energy Common Shares beneficially owned by them in favour of the Reorganization Resolution. As of the date hereof, the directors and senior officers of Denison Energy in the aggregate beneficially own approximately 3.6% of the Denison Energy Common Shares. The votes attaching to such Denison Energy Common Shares will be counted for the purpose of determining whether the requisite majority of the votes cast at the Denison Meeting by holders of Denison Energy Common Shares are voted in favour of the Reorganization Resolution, except that certain officers and directors have agreed that they will not vote the shares that were issued to them upon the exercise of their Denison Energy Options after December 30, 2003, the date of the original Denison Arrangement Agreement. In addition, holders of more than 66⅔% of the outstanding Denison Energy Options have agreed that they will vote in favour of the Optionholders' Arrangement Resolution.

Notwithstanding the foregoing, the Reorganization Resolution and the Optionholders' Arrangement Resolution authorize the Board of Directors, without further notice or approval of the Securityholders, subject to the terms of the Denison Arrangement, to amend or terminate the Denison Arrangement Agreement, to decide not to proceed with the Denison Arrangement and to revoke the Reorganization Resolution and the Optionholders' Arrangement, at any time prior to the Denison Arrangement becoming effective pursuant to the provisions of the OBCA. See Exhibits "A" and "B" to this Information Circular for the full text of the Reorganization Resolution and the Optionholders' Arrangement Resolution, respectively.

Ontario Court

A plan of arrangement under the OBCA requires Ontario Court approval. Denison Energy has obtained the Denison Interim Order which, among other things, directs that the holders of Denison Energy Common Shares and Denison Energy Options be asked to consider and vote upon the Denison Arrangement at the Denison Meeting in the manner described above under "Securityholder Approvals". The Denison Interim Order is attached to this Information Circular as Exhibit "E". Pursuant to the OBCA, the implementation of the Denison Arrangement requires Ontario Court approval. Subject to the terms of the Denison Arrangement Agreement, if the Reorganization Resolution and the Optionholders' Arrangement Resolution are approved at the Denison Meeting in the manner required by the Denison Interim Order, Denison Energy will make application to the Ontario Court for the Final Order at the Superior Court of Justice of Ontario, 393 University Avenue, Toronto, Ontario on March 5, 2004 at 10:00 a.m. (Toronto time) or as soon thereafter as counsel may be heard. The Notice of Application for the Denison Final Order accompanies this Information Circular as Exhibit "F". Any Securityholder, or other interested party who wishes to participate or be represented at the hearing may do so, subject to filing with the Ontario Court and serving on Denison Energy a Notice of Intention to Appear on or before noon on February 27, 2004, together with any evidence or materials which are to be presented to the Ontario Court setting out the Securityholder's or other interested party's address for service and indicating whether such Securityholder or other interested party intends to support or oppose the application or make submissions. Service of such notice shall be effected by service by ordinary mail upon the solicitors for Denison Energy: Blake, Cassels & Graydon LLP, Barristers and Solicitors, 199 Bay Street, Suite 2800, Commerce Court West, Toronto, ON, M5L 1A9, Attention: Jeff Galway.

The authority of the Ontario Court when making orders with respect to an arrangement is very broad under the OBCA. The Ontario Court may make any enquiry it considers appropriate and may make any order it considers appropriate with respect to the proposed Denison Arrangement. The Ontario Court will consider, among other things, the fairness and reasonableness to Securityholders of the Denison Arrangement. The Ontario Court may approve the Denison Arrangement either as proposed or as amended in any manner the Ontario Court may direct, subject to compliance with such terms and conditions, if any, as the Ontario Court thinks fit. Denison Energy may determine not to proceed with the Denison Arrangement in the event that any amendment ordered by the Ontario Court is not satisfactory to it, acting reasonably.

Stock Exchanges

Implementation of the Denison Arrangement is conditional on Denison Energy maintaining its listing on the TSX. Further, the consent of the TSX to the Denison Arrangement and the Share Subscription is required as a condition precedent to the completion of the Denison Arrangement. In addition, it is a condition precedent to the completion of the Denison Arrangement that the TSX or the Venture Exchange conditionally approve the listing of the Denison Mines Common Shares and the Denison Oil Common Shares on the TSX or Venture Exchange, as applicable.

In order for Denison Mines to be listed on the TSX following the Denison Arrangement, Denison Mines must satisfy the continued listing requirements of the TSX. In order for Denison Energy to remain listed on the TSX, Denison Energy must satisfy the original listing requirements of the TSX. In order for Denison Oil to be accepted for listing on the TSX or the Venture Exchange, Denison Oil must satisfy the original listing requirements of the TSX or Venture Exchange, as applicable. It has not yet been established whether Denison Energy, Denison Mines and/or Denison Oil will satisfy such requirements. It is a condition of the completion of the Denison Arrangement that the New Denison Energy Common Shares are listed on the TSX, and that the Denison Mines Common Shares and the Denison Oil Common Shares are listed on the TSX or the Venture Exchange.

If the Calfrac Acquisition is not completed and Denison Energy does not complete another transaction to meet the original listing requirements of the TSX within 60 days of the Denison Effective Date, then the New Denison Energy Common Shares will be delisted from the TSX and application maybe made to list on a different exchange, such as the Venture Exchange. See "- Consequences of Completing the Denison Arrangement but not Completing the Calfrac Acquisition" below.

Other Approvals

Denison Energy's uranium mining licences and the related reclamation obligations associated with its former mine at Elliot Lake, Ontario, are subject to regulation by the Canadian Nuclear Safety Commission ("CNSC"). In order for the transfer of the Ontario Assets to be completed, the CNSC must grant two new uranium licenses related to the Elliot Late property to Denison Mines in replacement of Denison Energy's existing licenses, upon the completion of the Denison Arrangement. The requisite hearings have been held and a decision by the CNSC is pending.

The transactions contemplated by the Denison Plan of Arrangement are also subject to various routine regulatory approvals and filings, and completion of satisfactory documentation with other third parties. Denison Energy expects to receive all such approvals and complete all such documentation prior to the date of the Meeting.

Consequences of Failure to Obtain Approvals

In the event that the Denison Arrangement is not approved by the Securityholders and by the Ontario Court and other regulatory authorities, including the CNSC, in the manner described above, neither the Denison Arrangement nor the Share Subscription will proceed. The Denison Arrangement and the Share Subscription is subject to certain other conditions. See "Conditions to the Denison Arrangement" above.

Completion of the Denison Arrangement

Following approval of the Denison Arrangement by Securityholders, approval of the Ontario Court, and the approval of all necessary government regulatory authorities and third parties to the Denison Arrangement, Denison Energy will submit the Denison Plan of Arrangement to the Director of Corporations appointed under the OBCA to make the Denison Arrangement effective. Share certificates representing Denison Energy Common Shares will be exchanged for share certificates representing New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares following the Denison Arrangement. Accordingly, it will be necessary for holders of Denison Energy Common Shares to surrender their certificates in connection with the Denison Plan of Arrangement in accordance with the letter of transmittal that will be distributed by Denison Energy after the Effective time. See "– Distribution of Share Certificates" below.

Consequences of Completing the Denison Arrangement but not Completing the Calfrac Acquisition

If Denison Energy completes the Denison Arrangement, but the Calfrac Acquisition is not completed and Denison Energy does not complete another transaction to meet the original listing requirements of the TSX within 60 days of the Denison Effective Date, then the New Denison Energy Common Shares will be delisted from the TSX and application may be made to list on a different exchange, such as the Venture Exchange. No assurance can be given that such an application will be successful and if not there will be no market through which the New Denison Energy Common Shares may be sold. In the event that the Calfrac Acquisition is not completed within 90 days of the Denison Effective Date or such longer time as the Board and regulatory authorities may approve, pursuant to the Reorganization Resolution, Denison Energy will change its name to "Highland Investments Ltd." or such other name as the Board and the regulatory authorities may approve.

Dissent Rights

Article 4 of the Denison Plan of Arrangement provides rights to the Denison Energy Shareholders to dissent from the Reorganization Resolution, and be paid the fair value of the Denison Energy Common Shares held by them. Such Dissent Rights are required to be exercised in accordance with section 185 of the OBCA, as modified by the Denison Interim Order. See "Dissent Rights". The Denison Arrangement Agreement may be terminated if Dissent Rights are exercised for more than 5% of the outstanding Denison Energy Common Shares. If the Denison Arrangement Agreement is terminated, neither the Denison Arrangement nor the Share Subscription will proceed.

Effect of the Denison Arrangement on Stock Option Plan and Stock Options

Denison Energy adopted its incentive stock option plan in 1996. The stock option plan was designed primarily to give executives and other key employees a personal interest in maximizing Denison Energy Shareholder value over the longer term. Participants were granted a number of Denison Energy Options, which are exercisable during a period not exceeding ten years from the date of grant, after a vesting period, at the market price of the Denison Energy Common Shares on the date of the grant. Under the plan, options granted vested over various periods not exceeding four years. As at January 12, 2004, 1,051,000 Denison Energy Options were outstanding. The exercise prices range from $2.22 to $7.60. Options are held by employees and directors, as well as former employees and directors, of Denison Energy.

As part of the Denison Arrangement, all of the Denison Energy Options that have not been exercised at the Denison Effective Time will be cancelled and will cease to represent any right to purchase Denison Energy Common Shares, and Denison Energy's stock option plan will be terminated. Denison Energy will provide each of its Denison Energy Optionholders with an opportunity to exercise their Denison Energy Options prior to the Denison Effective Time, including Denison Energy Options that, by their terms, do not vest until after the Denison Effective Date.

Denison Energy Optionholders of record as of January 12, 2004 will be entitled to vote their Denison Energy Options, as a specific class, on the Optionholders' Arrangement Resolution at the Denison Meeting on the basis of one vote for each Denison Energy Common Share to which a Denison Energy Optionholder would be entitled upon the valid exercise of the Denison Energy Options held. Holders of more than 85% of the outstanding Denison Energy Options have agreed with Denison Energy that they will vote in favour of the Optionholders' Arrangement Resolution and will not exercise their options before the record date for voting in favour of the Optionholders' Arrangement Resolution. See "Voting Securities and Principal Holders of Voting Securities – Support Agreements".

Distribution of Share Certificates

Upon the Denison Arrangement becoming effective, certificates representing Denison Energy Common Shares must be exchanged for new certificates representing the New Denison Energy Common Shares issued pursuant to the Denison Arrangement. **Accordingly, it will be necessary for holders of Denison Energy Common Shares to surrender their certificates in connection with the Plan.**

Prior to or immediately after the Denison Effective Time, Denison Energy will send to each Denison Energy Shareholder a letter of transmittal to be used by Denison Energy Shareholders to return the Denison Energy Common Share certificates to the Depositary. Holders of certificates representing Denison Energy Common Shares must transmit their Denison Energy Common Share certificates to the Depositary in order to receive their New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares by using the letter of transmittal.

Certificates representing New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares will be delivered to Denison Energy Shareholders as soon as practicable following the receipt of their Denison Energy Common Shares by the Depositary following the Denison Effective Date, unless otherwise instructed. Share certificates will be mailed to those persons who correctly complete, sign and return to the Depositary the letter of transmittal, together with such Denison Energy Shareholder's share certificates representing their Denison Energy Common Shares and any other required documents and instruments, in accordance with the procedure set out in the letter of transmittal. The certificates mailed to Denison Energy Shareholders following completion of the Denison Arrangement are acceptable for future trading of the Denison Mines Common Shares,

Denison Oil Common Shares and the New Denison Energy Common Shares, regardless of whether Denison Energy proceeds with the Calfrac Acquisition and acquires the Calfrac name, and regardless of the name change of Denison Oil to "Forte Resources Inc." following completion of the Forte Arrangement.

Denison Energy Shareholders (other than Dissenting Shareholders) must duly complete, sign and deliver to the Depositary the letter of transmittal, together with such Denison Energy Shareholder's share certificate and such other additional documents as the Depositary may reasonably require, if any. The method of delivery of share certificates, the letter of transmittal and all other required documents is at the risk of the person delivering them. Denison Energy recommends that such documents be delivered by hand to the Depositary, at the office noted in the letter of transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained. Denison Energy Shareholders holding Denison Energy Common Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the delivery of their share certificates.

All Denison Energy Common Shares that have not been exchanged for new certificates representing New Denison Energy Common Shares by the date that is six years following the Denison Effective Date will be cancelled, and will no longer represent any right to receive Denison Mines Common Shares, Denison Oil Common Shares or New Denison Energy Common Shares.

No certificates representing fractional interests of less than one whole New Denison Energy Common Share, Denison Mines Common Share or Denison Oil Common Share will be issued. Instead, any fractional interests to which former Denison Energy shareholders would otherwise be entitled will be rounded up, without charge or costs, to the nearest whole number of New Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as the case may be, if the fractional entitlement is equal to or greater than 0.5, and rounded down, without consideration, to the next lesser whole number of Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as the case may be, if the fractional entitlement is less than 0.5.

Canadian Federal Income Tax Considerations of the Reorganization for Holders of Denison Energy Common Shares

In the opinion of Blake, Cassels & Graydon LLP, counsel for Denison Energy, ("**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) (the "**Tax Act**") and the regulations enacted under the Tax Act (the "Tax Regulations") that relate to the Denison Arrangement and which are generally applicable to Denison Energy Shareholders who, for purposes of the Tax Act and at all relevant times, hold their Denison Energy Common Shares, Denison Energy Spin-Out Shares, New Denison Energy Common Shares, Denison Oil Common Shares and Denison Mines Common Shares (collectively, the "**Securities**") as capital property and deal at arm's length with Denison Energy, Holdco, Denison Mines and Denison Oil. Generally, the Securities will be considered to be capital property to a Denison Energy Shareholder provided such holder does not hold them in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Denison Energy Shareholders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Denison Energy Shareholder that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules, or a Denison Energy Shareholder an interest in which would be a "tax shelter investment" under the Tax Act. In addition, this summary does not apply to a Denison Energy Shareholder that carries on an insurance business in Canada and elsewhere or to which the Securities constitute "designated insurance property".

This summary is based upon the provisions of the Tax Act and Tax Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and Tax Regulations that have been publicly announced prior to the date hereof (the "**Proposed Amendments**") and Counsel's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the "**CCRA**"). No application has been made to the CCRA for an advance tax ruling with respect to the Denison Arrangement.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and, except for the Proposed Amendments, does not take into account or anticipate any changes in the

law, whether by legislative, governmental or judicial action. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular Denison Energy Shareholder. Consequently, Denison Energy Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Denison Arrangement.

Residents of Canada

The following summary is generally applicable to a Denison Energy Shareholder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty.

Disposition of Denison Energy Common Shares

Each Denison Energy Shareholder will receive 1/21 of one New Denison Energy Common Share and one Denison Energy Spin-Out Share for each Denison Energy Common Share that such holder exchanges pursuant to the Denison Arrangement. A Denison Energy Shareholder will be deemed to have acquired its New Denison Energy Common Shares at an aggregate cost equal to the amount obtained when:

(i) the aggregate adjusted cost base of the Denison Energy Common Shares exchanged by such holder is multiplied by,

(ii) the aggregate fair market value of the New Denison Energy Common Shares received by such holder in the exchange and the resulting product is divided by,

(iii) the aggregate fair market value of the New Denison Energy Common Shares and Denison Energy Spin-Out Shares received by such holder in the exchange.

For these purposes, the fair market value of a Denison Energy Spin-Out Share will be equal to the aggregate fair market value of one Denison Mines Common Share and 1/5 of one Denison Oil Common Share.

The Denison Energy Spin-out Shares received in the exchange will have a cost equal to the amount by which the aggregate adjusted cost base of the Denison Energy Common Shares exchanged by such holder exceeds the aggregate cost of the New Denison Energy Common Shares received by such holder.

A Denison Energy Shareholder will also be deemed to have disposed of such holder's Denison Energy Common Shares for proceeds of disposition equal to the aggregate cost of the New Denison Energy Common Shares and the Denison Energy Spin-Out Shares received on the exchange. As a result, a Denison Energy Shareholder's aggregate deemed proceeds of disposition from the exchange will be equal to such Denison Energy Shareholder's aggregate adjusted cost base of the Denison Energy Common Shares exchanged pursuant to the Denison Arrangement, and such Denison Energy Shareholder will not recognize a gain or loss on the exchange of its Denison Energy Common Shares for New Denison Energy Common Shares and Denison Energy Spin-out Shares. However, as discussed below under "Disposition of Denison Energy Spin-Out Shares", the subsequent exchange of the Denison Energy Spin-Out Shares pursuant to the Denison Arrangement will generally result in a gain or a loss.

The cost of a New Denison Energy Common Share must generally be averaged with the adjusted cost base of all other New Denison Energy Common Shares, and the cost of a Denison Energy Spin-Out Share must generally be averaged with the adjusted cost base of all other Denison Energy Spin-Out Shares held by the holder as capital property to determine the adjusted cost base, respectively, of each New Denison Energy Common Share and each Denison Energy Spin-Out Share held by such holder.

Disposition of Denison Energy Spin-Out Shares

Pursuant to the Denison Arrangement, each holder of Denison Energy Spin-Out Shares will transfer all of its Denison Energy Spin-Out Shares to Holdco. In exchange Holdco will agree to cause Denison Energy to deliver to such former holder of Denison Energy Spin-Out Shares, 1/5 of one Denison Oil Common Share and one Denison

Mines Common Share for each Denison Spin-Out Share so transferred to Holdco. Such former holder of Denison Energy Spin-Out Shares will generally realize a capital gain (or capital loss) equal to the amount by which the aggregate fair market value of the Denison Oil Common Shares and the Denison Mines Common Shares so delivered exceeds (or is less than) the aggregate of such former holder's adjusted cost base of such Denison Energy Spin-Out Shares immediately before their transfer to Holdco.

Under the Tax Act, the cost of a Denison Oil Common Share received pursuant to the Denison Arrangement will be the fair market value thereof at the time of the Denison Arrangement and this cost will be added to the adjusted cost base of all other Denison Oil Shares held by the holder as capital property and divided by the number of Denison Oil Shares then held for the purposes of determining thereafter the adjusted cost base of each Denison Oil Share held by such holder. The adjusted cost base of the Denison Mines Common Shares distributed pursuant to the Denison Arrangement will be calculated in a similar fashion.

Holders of Denison Energy Common Shares should consult their own professional advisors with respect to the issues arising under the Denison Arrangement, including valuation issues relating to consideration received for Denison Energy Common Shares and Denison Energy Spin-out Common Shares. In all cases, a holder of a Denison Energy Common Share should assess the Canadian income tax consequences by reference to their particular circumstances and by reference to each transaction under the Denison Arrangement, which are more specifically described below.

Taxation of Capital Gains and Capital Losses

Generally speaking, one-half of any net capital gain realized by a Denison Energy Shareholder in connection with the Denison Arrangement or otherwise must be included in the Denison Energy Shareholder's income under the Tax Act as a taxable capital gain for the taxation year during which the capital gain is realized. One-half of any capital loss (an "**allowable capital loss**") realized by a Denison Energy Shareholder in connection with the Denison Arrangement may be deducted against taxable capital gains realized by the Denison Energy Shareholder in the taxation year during which the Denison Arrangement becomes effective, any of the three preceding taxation years and in any subsequent taxation year, subject to the detailed rules contained in the Tax Act.

Taxable capital gains realized by a Denison Energy Shareholder that is an individual may give rise to alternative minimum tax depending upon such Denison Energy Shareholder's circumstances. A Denison Energy Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Ownership of Shares

A holder of New Denison Energy Common Shares, Denison Oil Common Shares or Denison Mines Common Shares will realize a capital gain (or a capital loss) on a subsequent disposition or deemed disposition of any such shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder's aggregate adjusted cost base of such New Denison Energy Common Shares, Denison Resources Common Shares or Denison Mines Common Shares, as applicable. See "Taxation of Capital Gains and Capital Losses" above.

Dividends received and deemed to be received on New Denison Energy Common Shares, Denison Oil Common Shares or Denison Mines Common Shares acquired by a Denison Energy Shareholder pursuant to the Denison Arrangement will be included in the recipient's income for the purposes of the Tax Act. Such dividends received by an individual (including a trust) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax to the extent such dividends are deductible in computing the holder's taxable income.

If and when the Denison Oil Common Shares and Denison Mines Common Shares are listed on a prescribed stock exchange, such shares will be qualified investments under the Tax Act for trusts governed by registered retirement

savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively "**Exempt Plans**"). Management of Denison Energy has advised counsel that Denison Oil Common Shares and Denison Mines Common Shares will be qualified investments by virtue of being listed and posted for trading on the TSX prior to the distribution of such shares pursuant to the Denison Arrangement, or alternatively, by virtue of the fact that each of Denison Oil and Denison Mines will make an election under the Tax Act to become a "public corporation" within 6 months of its first taxation year-end and elect in its return of income for such taxation year to have such status take effect from the date of its formation. However, no assurances can be made that Denison Oil Common Shares or Denison Mines Common Shares will be listed and posted for trading on a prescribed stock exchange or that, in the alternative, that the required elections will be made. New Denison Energy Common Shares will be qualified investments for Exempt Plans as a result of Denison Energy's status as a "public corporation" under the Tax Act. **Denison Energy Shareholders to which these issues are relevant should consult their own tax advisors for advice with respect to the income tax consequences to them of receiving New Denison Energy Common Shares, Denison Oil Common Shares and Denison Mines Common Shares under the Arrangement, having regard to their own particular circumstances.**

Dissenting Denison Energy Shareholders

Holders of Denison Energy Common Shares who dissent to the Denison Arrangement will be entitled to receive an amount equal to the fair market value of the Denison Energy Common Shares held by such Denison Energy Shareholder as at the appropriate date (see "Dissent Rights"). To the extent that the amount received represents interest, such amount must be included in the income of the Dissenting Shareholder at the time the amount becomes receivable. Any remaining amount which exceeds the paid-up capital of the Denison Energy Common Shares will be deemed under the Tax Act to constitute the payment of a dividend to the Dissenting Shareholder (subject to the potential application of subsection 55(2) of the Tax Act to Denison Energy Shareholders that are corporations). The amount received less any amount which represents interest or the deemed payment of a dividend will be considered the Dissenting Shareholder's proceeds of disposition of his Denison Energy Common Shares for the purposes of determining his capital gain or, except in certain defined circumstances, capital loss thereon and taxed in the manner described above under the heading "Residents of Canada - Taxation of Capital Gains and Capital Losses". **Holders of Denison Energy Common Shares that are corporations should consult their own professional tax advisors with respect to the potential application of Section 55(2) of the Tax Act if they dissent to the Denison Arrangement.**

Non-Residents of Canada

The following summary is generally applicable to a Denison Energy Shareholder who, at all relevant times, for the purpose of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, Denison Energy Common Shares, New Denison Energy Common Shares, Denison Energy Spin-Out Shares, Denison Oil Common Shares or Denison Mines Common Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

Where Denison Energy Common Shares are not Taxable Canadian Property to a Non-Resident Holder

A Non-Resident Holder of Denison Energy Common Shares that are not, and are not deemed to be, "taxable Canadian property" (as defined in the Tax Act) to such holder will not be subject to tax under the Tax Act on the disposition of such Denison Energy Common Shares under the Denison Arrangement.

Generally any Denison Energy Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the particular securities are listed on a prescribed stock exchange (which currently includes the TSX) at that time and at no time during the sixty (60) month period immediately preceding that time did the holder, persons with whom the holder does not deal at arm's length, or such holder together with such persons, own or have an interest in or an option in respect of 25% or more of the issued securities of any class or series of Denison Energy. Denison Energy Common Shares may also be taxable Canadian property to a holder where the holder elected to have such property be taxable Canadian property or where the holder acquired such property in circumstances under which the property was deemed to be taxable Canadian property.

Where Denison Energy Common Shares are Taxable Canadian Property to a Non-Resident Holder

If the Denison Energy Common Shares are taxable Canadian property to a particular Non-Resident Holder, such holder will generally realize a capital gain (or capital loss) on the transfer of such holder's Denison Energy Common Shares pursuant to the Denison Arrangement equal to the amount by which the aggregate fair market value, immediately before the transfer, of the New Denison Energy Common Shares, the Denison Oil Common Shares and the Denison Mines Common Shares receivable by such holder pursuant to the Denison Arrangement exceeds (or is less than), the aggregate of such holder's adjusted cost base, immediately before the transfer, of the Denison Energy Common Shares transferred by such holder to Holdco and any reasonable costs of disposition.

If the Denison Energy Common Shares are or are deemed to be taxable Canadian property and the disposition of such Denison Energy Common Shares by a Non-Resident Holder gives rise to a capital gain (or capital loss), subject to any relief afforded under any applicable tax treaty, the tax consequences as described above under the heading "Residents of Canada - Taxation of Capital Gains and Capital Losses" generally will apply. **Non-Resident Holders whose Denison Energy Common Shares are taxable Canadian property should consult their own tax advisors for advice with respect to their own particular circumstances.**

Ownership of New Shares by Non-Resident Holders

Assuming that the New Denison Energy Common Shares, the Denison Oil Common Shares and the Denison Mines Common Shares are listed on a prescribed stock exchange at the time of any subsequent disposition by a Non-Resident Holder, New Denison Energy Common Shares, the Denison Resources Common Shares and the Denison Mines Common Shares of a Non-Resident Holder will not generally constitute "taxable Canadian property" under the Tax Act, unless: (i) at any time during the sixty (60) month period that ends immediately before the disposition of a New Denison Energy Common Share, a Denison Oil Common Share or a Denison Mines Common Share by such Non-Resident Holder, not less than 25% of the issued shares (taking into account any rights to acquire shares) of any class or series of the capital stock of the corporation that issued such share, or a predecessor, were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; or (ii) the Non-Resident Holder's New Denison Energy Common Shares, Denison Oil Common Shares or Denison Mines Common Shares, as applicable, are otherwise deemed to be taxable Canadian property. Dividends paid on New Denison Energy Common Shares, the Denison Oil Common Shares and the Denison Mines Common Shares, if any, will be subject to 25% Canadian withholding tax, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence.

Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including associated filings, the effects of the provisions of any income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence and disposing of "taxable Canadian property" if, based on the above summary, their New Denison Energy Common Shares, Denison Oil Common Shares or Denison Mines Common Shares are or may be "taxable Canadian property".

Dissenting Non-Resident Holders of Denison Energy Common Shares

Non-Resident Holders of Denison Energy Common Shares who dissent to the Denison Arrangement will be entitled to receive an amount equal to the fair market value of the Denison Energy Common Shares as at the appropriate date. To the extent that the amount received represents interest, such amount will be subject to 25% Canadian withholding tax, subject to the terms of any applicable tax treaty. Any remaining amount which exceeds the paid-up capital of the Denison Energy Common Shares will be deemed under the Tax Act to constitute the payment of a dividend to the Non-Resident Holder and subject to 25% Canadian withholding tax, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence. If the Denison Energy Common Shares are taxable Canadian property at the time the dissenting Non-Resident Holder would be considered to dispose of the Denison Energy Common Shares, the amount received less any amount which represents interest or the deemed payment of a dividend will be considered the Non-Resident Holder's proceeds of disposition of his Denison Energy Common Shares for the purposes of determining his capital gain or, except in certain defined circumstances, capital loss thereon and taxed in the manner described above. If the Denison Energy Common Shares are no longer listed on a prescribed stock exchange at the time of the disposition, the shares may be

taxable Canadian property and the Non-Resident Holder may also be subject to compliance obligations under section 116 of the Tax Act.

THE FORTE PLAN OF ARRANGEMENT

Denison Energy, Subco, Denison Oil and Forte have entered into the Forte Arrangement Agreement. The Forte Arrangement Agreement sets forth the conditions under which the Forte Arrangement will be completed, and is attached to the Information Circular as Exhibit "H". The Forte Plan of Arrangement is attached as Schedule "A" to the Forte Arrangement Agreement.

The effect of the Forte Arrangement will be to combine the Petroleum and Natural Gas Assets, PNG Liabilities and the business related thereto with the assets, liabilities and related business of Forte. Pursuant to the Forte Arrangement: (i) Forte and Subco will amalgamate to form Forte Oil Corporation; (ii) holders of Forte Common Shares on the Forte Arrangement Record Date will receive 0.894 Denison Oil Common Shares for each Forte Performance Share held by them at such time; (iii) holders of Forte Performance Shares on the Forte Arrangement Record Date will receive 0.894 Denison Oil Performance Shares for each Forte Common Share held by them at such time; (iv) Denison Oil will receive one share of the Amalgamated Corporation for each share of Subco held; and (v) each Forte Option outstanding on the Forte Arrangement Record Date will become an option to purchase a defined number of Denison Oil Common Shares.

Forte will be a wholly-owned subsidiary of Denison Oil, which, following completion of both the Denison Arrangement and the Forte Arrangement and assuming the exercise of Denison Energy Options that are in-the-money, will be owned as to approximately 80% (83% on a fully diluted basis) by Forte Shareholders, and as to approximately 20% (17% on a fully diluted basis) by Denison Energy Shareholders who become holders of Denison Oil Common Shares by virtue of the Denison Arrangement.

Details of the Forte Arrangement

The Forte Arrangement will be implemented under section 193 of the ABCA.

If the Forte Arrangement Resolution is approved by securityholders in accordance with the Forte Interim Order, the Forte Final Order is obtained, and the other conditions of the Forte Arrangement are satisfied, the steps to effect the Forte Arrangement will occur on the Forte Effective Date without any further action by the Denison Energy Shareholders (who will be holders of Denison Oil Common Shares following completion of the Denison Arrangement), Forte Shareholders or the Forte Optionholders.

At the Forte Effective Time, the following shall occur in the sequence set out, without any further act or formality:

1. Forte and Subco shall amalgamate to form the Amalgamated Corporation;

2. on the amalgamation, holders of Forte Common Shares shall receive 0.894 Denison Oil Common Shares for each Forte Common Share held;

3. on the amalgamation, holders of Forte Performance Shares shall receive 0.894 Denison Oil Performance Shares for each Forte Performance Share held;

4. on the amalgamation, Denison Oil shall receive one share of the Amalgamated Corporation for each share of Subco held;

5. on the Forte Effective Date, each Forte Option will, without any further action on the part of any holder thereof, become an option to purchase the number of Denison Oil Common Shares determined by multiplying the number of Forte Common Shares subject to such Forte Option at the Forte Effective Date by 0.894, at an exercise price per Denison Oil Common Share equal to the exercise price per share of such Forte Option at the Forte Effective Time divided by 0.894. If the foregoing calculation results in an option being exercisable for a fraction of a Denison Oil Common Share, then the number of Denison Oil Common Shares subject to such option will be rounded up to the nearest whole number of shares, and the exercise price per whole Denison Oil Common Share will be determined as above. Such options will be deemed to

have been granted under the Denison Oil Stock Option Plan. Except as provided in this subsection, the term, exercisability and all other of the terms and conditions of the Forte Options in effect at the Effective Date shall govern the Forte Options as so converted;

6. as of the Forte Effective Date:

(a) a registered holder of Forte Common Shares who is entitled to dissent in respect of the Forte Arrangement in accordance with the ABCA and who duly and validly exercises such right; and

(i) is ultimately entitled to be paid the fair value for such shareholder's Forte Common Shares shall be deemed to have transferred such shares to the Amalgamated Corporation for cancellation on the Forte Effective Date; or

(ii) is ultimately not entitled to be paid the fair value for such shareholder's Forte Common Shares, for any reason, shall be deemed to have participated in the Arrangement on the same basis as at and from the Forte Effective Date as any other non-dissenting Forte Shareholder;

(b) Denison Oil shall not be required to recognize Forte Shareholders described in paragraph 6(a)(i) above as holding Forte Common Shares on or after the Forte Effective Date and the name of such holder shall be deleted from the registers of Forte;

(c) the name of the Amalgamated Corporation shall be "Forte Oil Corporation";

(d) the property of each of the amalgamating corporations shall continue to be the property of the Amalgamated Corporation;

(e) the Amalgamated Corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(f) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(g) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

(h) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against the Amalgamated Corporation;

(i) the articles of incorporation of Subco shall be deemed to be the articles of incorporation of the Amalgamated Corporation and the Certificate of Incorporation of Subco shall be deemed to be the Certificate of Incorporation of the Amalgamated Corporation;

(j) the first directors of the Amalgamated Corporation will be Thomas J. MacKay and Douglas N. Baker, each of the City of Calgary, Alberta;

(k) the by laws of the Amalgamated Corporation shall be the by laws of Subco;

(l) the registered office of the Amalgamated Corporation shall be Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

No fractional Denison Oil Common Shares or fractional Denison Oil Performance Shares shall be issued to Forte Shareholders and any fractional number of Denison Oil Common Shares or Denison Oil Performance Shares resulting from the exchange of: (i) Forte Common Shares for Denison Oil Common Shares, and (ii) Forte Performance Shares for Denison Oil Performance Shares, shall be rounded up to the next whole number of Denison

Oil Common Shares and Denison Oil Performance Shares, respectively, if such fraction is greater than 0.5 and shall be rounded down, without consideration, to the next whole number of Denison Oil Common Shares and Denison Oil Performance Shares, respectively, if such fraction is less than 0.5.

Effect of the Forte Arrangement upon the Shareholders of Denison Energy

Upon the Denison Arrangement becoming effective, the holders of Denison Energy Common Shares on the Denison Effective Date will own directly all of the Denison Oil Common Shares. Upon the Forte Arrangement becoming effective, assuming the exercise of all Denison Energy Options that are in-the-money, the holders of Denison Energy Common Shares who became the holders of Denison Oil Common Shares upon completion of the Denison Arrangement will own approximately 20% (17% on a fully diluted basis) of the Denison Oil Common Shares, while the Forte Shareholders will own approximately 80% (83% on a fully diluted basis) of the Denison Oil Common Shares. Denison Oil will own 100% of Denison Resources, which holds all of the Petroleum and Natural Gas Assets and PNG Liabilities as a result of the Denison Arrangement, and 100% of the Amalgamated Corporation, which holds all of the assets, liabilities and the business related thereto, of Forte.

Conditions to the Forte Arrangement

The respective obligations of Denison Oil and Forte to complete the transactions contemplated by the Forte Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Forte Arrangement to become effective. These conditions are provided for in the Forte Arrangement Agreement and include the following:

- The Petroleum and Natural Gas Assets shall have been conveyed to the Partnership pursuant to the Denison Arrangement;
- The Forte Arrangement shall have been approved by Forte Shareholders and Forte Optionholders at the Forte Meeting in accordance with the terms of the Forte Interim Order;
- The Forte Arrangement Resolution, with or without amendment (as consented to by Forte) shall have been approved at the Denison Meeting by the Denison Energy Shareholders in accordance with the requirements of any applicable regulatory authorities;
- The Forte Interim Order and the Forte Final Order shall have been obtained in form and substance satisfactory to Denison Oil and Forte;
- The Articles of Arrangement for the Forte Arrangement shall be in form and substance satisfactory to the parties to the Forte Arrangement Agreement, acting reasonably;
- The Forte Effective Date shall be on or before March 31, 2004;
- The TSX or the Venture Exchange, as the case may be, shall have consented to the Forte Arrangement and conditionally approved the listing of the Denison Oil Common Shares to be issued pursuant to the Forte Arrangement and issuable upon conversion of the Denison Oil Performance Shares as at the Forte Effective Date, subject to compliance with the usual requirements of the TSX or Venture Exchange, as the case may be;
- There shall not be in force any law, ruling, order or decree, and there shall not have been any action taken under any law or by any governmental entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Forte Arrangement in accordance with its terms or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Forte Arrangement which is materially adverse to Denison Energy, the Petroleum and Natural Gas Assets, Denison Oil, Subco or Forte;
- All consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any governmental entity and the expiry of any waiting periods, in connection with, or required to permit,

the completion of the Forte Arrangement, the failure of which to obtain or the non-expiry of which would be materially adverse to Denison Energy, the Petroleum and Natural Gas Assets, Denison Oil or Forte or materially impede the completion of the Forte Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each of the parties to the Forte Arrangement Agreement;

- Not more than 5% of the holders of Forte Common Shares shall have exercised rights of dissent in connection with the Forte Arrangement that have not been withdrawn at the Forte Effective Date;

- Forte being satisfied that neither it nor Denison Oil nor any of Denison Oil's subsidiaries will have any liability to make payments to dissenting shareholders under the Denison Arrangement Agreement in excess of $300,000;

- At the Forte Effective Time, the board of directors of Denison Oil shall be reconstituted with four nominees chosen by Forte and two nominees chosen by Denison Energy;

- Without limiting the scope of the foregoing conditions, all regulatory, third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements which either Denison Energy or Forte shall consider necessary or desirable in connection with the Forte Arrangement shall have been obtained in form satisfactory to them; and

- The Forte Arrangement Agreement shall not have been terminated under its terms.

For a more detailed review of the conditions of the Forte Arrangement, see Exhibit "H" — "Forte Arrangement Agreement and Forte Plan of Arrangement".

Management of Denison Energy believes that all material consents, orders, rulings, approvals or assurances required for the completion of the Forte Arrangement will be obtained prior to the Forte Effective Date in the ordinary course upon application therefor.

Notwithstanding the foregoing, the Board of Directors may decide at any time before or after the Denison Meeting not to proceed with the Forte Arrangement in which event the Forte Arrangement Agreement will be terminated without any further action on the part of the Denison Energy Shareholders or the Alberta Court. The Board of Directors considers it appropriate to retain the flexibility to terminate the Forte Arrangement should some extraordinary event occur prior to the Forte Effective Date which in the opinion of the Board makes it inappropriate to consummate the Forte Arrangement. The Forte Arrangement Resolution authorizes such action. Should the Forte Arrangement be terminated by Denison Energy without cause, Denison Energy is obligated to pay Forte a break fee of $500,000.

Procedure for the Forte Arrangement to Become Effective

Procedural Steps

The Forte Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Forte Arrangement to become effective:

1. the Forte Arrangement must be approved by the Forte Shareholders and Forte Optionholders in the manner set forth in the Forte Interim Order;

2. the Alberta Court must grant the Forte Final Order approving the Forte Arrangement;

3. all conditions precedent to the Forte Arrangement, as set forth in the Forte Arrangement Agreement, must be satisfied or waived by the appropriate party; and

4. the Forte Final Order and Articles of the Forte Arrangement, in the form prescribed by the ABCA, must be filed with the Executive Director of the ABCA.

Securityholder Approvals

The Forte Interim Order provides that, in order for the Forte Arrangement to be implemented, the Forte Securityholders' Resolution must be passed at the Forte Meeting, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Forte Common Shares, Forte Performance Shares and Forte Options voting together as a single class, present in person or represented by proxy at the Forte Meeting.

In addition, the policies of the TSX or the Venture Exchange, as applicable, require that certain matters relating to the Forte Arrangement be approved by the holders of the Denison Oil Common Shares, who will be the Denison Energy Shareholders following completion of the Denison Arrangement. These matters are set out in the Forte Arrangement Resolution attached to this Information Circular as Exhibit "C", which resolution must be approved by a simple majority of Denison Energy Shareholders, voting in person or by proxy, at the Denison Meeting.

Court

The implementation of the Forte Arrangement under the ABCA requires Alberta Court approval. Forte has obtained the Forte Interim Order which, among other things, directs that the holders of Forte Common Shares and Forte Options be asked to consider and vote upon the Forte Securityholders' Resolution at the Forte Meeting. Subject to the terms of the Forte Arrangement Agreement, if the Forte Securityholders' Resolution is approved at the Forte Meeting in the manner required by the Forte Interim Order, Forte will make application to the Alberta Court for the Forte Final Order at the Court of Queen's Bench of Alberta.

The authority of the Alberta Court when making orders with respect to an arrangement is very broad under the ABCA. The Alberta Court may make any enquiry it considers appropriate and may make any order it considers appropriate with respect to the proposed Forte Arrangement. The Alberta Court will consider, among other things, the fairness and reasonableness of the Forte Arrangement to Forte Shareholders and Forte Optionholders. The Alberta Court may approve the Forte Arrangement either as proposed or as amended in any manner the Alberta Court may direct, subject to compliance with such terms and conditions, if any, as the Alberta Court thinks fit. The parties to the Forte Arrangement Agreement may determine not to proceed with the Forte Arrangement in the event that any amendment ordered by the Alberta Court is not satisfactory to each party acting reasonably.

Stock Exchanges

The consent of the TSX or Venture Exchange, as the case may be, to the Forte Arrangement is required as a condition precedent to the completion of the Forte Arrangement. In addition, it is a condition precedent to the completion of the Forte Arrangement that the TSX or the Venture Exchange, as the case may be, conditionally approve the listing of the Denison Oil Common Shares on the TSX or Venture Exchange, as applicable. In order for Denison Oil to be accepted for listing on the TSX or the Venture Exchange, Denison Oil must satisfy the original listing requirements of the TSX or Venture Exchange, as applicable. It has not yet been established whether Denison Oil will satisfy such requirements.

In the event that the Forte Arrangement is not approved by the Forte Shareholders, the Forte Optionholders and by the Alberta Court and other regulatory authorities in the manner described above, the Forte Arrangement will not proceed. The Forte Arrangement is subject to certain other conditions. See "Conditions to the Forte Arrangement" above.

Completion of the Forte Arrangement

Following approval of the Forte Arrangement by Forte Shareholders and Forte Optionholders, approval of the Alberta Court, and approval of all necessary government regulatory authorities and third parties to the Forte Arrangement, Forte will submit the Forte Plan of Arrangement to the Registrar appointed under the ABCA to make the Forte Arrangement effective. Denison Oil will then distribute share certificates for Denison Oil Common Shares, and share certificates representing Forte Common Shares will be exchanged for share certificates representing Denison Oil Common Shares following the Forte Arrangement.

THE SHARE SUBSCRIPTION

The Subscription Agreement

Pursuant to the Subscription Agreement (and subject to the satisfaction of the conditions set forth therein), at the Subscription Closing Time, Matco has agreed to subscribe for, and Denison Energy has agreed to issue to Matco, that number of New Denison Energy Common Shares that would result in Matco, or investors designated by it, holding 45% of the total number of issued and outstanding New Denison Energy Common Shares after giving effect to Matco's subscription, for a subscription price of $0.35 per New Denison Energy Common Share on a pre-consolidated basis ($7.35 on a post-consolidated basis). Based on the number of New Denison Energy Common Shares that management expects will be outstanding after completion of the Denison Arrangement, the total proceeds of the Share Subscription will be approximately $5.3 million.

Conditions Precedent to the Share Subscription

Approval of Reorganization Resolution and Completion of Denison Plan of Arrangement

It is a condition precedent to the Share Subscription that the Reorganization Resolution be approved, without amendment unless such amendment is approved by Matco, by the requisite majorities of the Denison Energy Shareholders and the Denison Energy Optionholders at the Denison Meeting and otherwise, in accordance with the Denison Interim Order. This condition precedent may not be waived by Denison Energy or Matco. In addition, it is a condition precedent to the Share Subscription that the Denison Plan of Arrangement be completed in the manner set forth in the Denison Arrangement Agreement, and that Dissent Rights shall have been executed in respect of not more than 5% of the outstanding Denison Energy Common Shares.

Government and Joint Venture Approvals

On or before the Subscription Closing Time, Denison Energy shall have received all necessary governmental approvals and made all necessary filings to carry out the Denison Arrangement and the Share Subscription, except for routine notifications and approvals that are not material to Denison Energy. In addition, Denison Energy shall have received confirmations from the applicable governmental authority as to their recourse to the assets of Denison Energy after completion of the Denison Arrangement in respect of the Elliot Lake project in Ontario, including, without limitation, all the Elliot Lake reclamation obligations, such confirmation to be in form and substance satisfactory to Matco, acting reasonably. Denison Energy has satisfied this condition by entering into: (i) an assignment and novation agreement among Denison Energy, Denison Mines, the federal government and the Ontario provincial government, whereby Denison Energy agreed to assign to Denison Mines, and Denison Mines agreed to assume, Denison Energy's rights and obligations under the Elliot Lake Reclamation Trust, with the federal government and Ontario provincial government providing their consent; and a confirmation agreement among Denison Energy, the federal government, the Ontario provincial government and Matco, whereby the federal government and the Ontario provincial government confirmed that they would not make any claim with respect to Denison Energy's environmental, health and safety obligations associated with the Elliot Lake mining facility, or any claim against any of the debt and equity capital raised, or any assets acquired (whether from capital raised or otherwise), by Denison Energy after the completion of the Denison Arrangement, provided that nothing will restrict the power of the governments to pursue Denison Energy for any statutory offence under environmental, health or safety legislation occurring prior to the Denison Effective Date. Prior to the mailing to Denison Energy's shareholders of this Information Circular, Denison Energy shall have received consents in favour of Denison Energy from all Denison Energy's existing joint venture partners for the transactions contemplated in the Share Subscription and in the Denison Arrangement Agreement. Prior to the Subscription Closing Time, Denison Energy shall also have received executed assignment and novation agreements from all joint venture partners wherein Denison Mines or Denison Resources, as applicable, will assume all obligations of Denison Energy and Denison Energy will receive be released from such obligations.

Resignations and Releases

On or before the Subscription Closing Time, the members of the Board of Directors, other than James S. Blair, Gregory S. Fletcher and Paul F. Little (the members of Denison Energy's Special Committee), shall have tendered resignations and releases, and two nominees shall have been appointed to fill the vacancies. In addition, on or before

Subscription Closing Time, the Chief Executive Officer, Chief Financial Officer and all other officers and full time salaried employees shall have resigned all positions with Denison Energy and its subsidiaries, without any severance or other form of payment from Denison Energy and without increasing the amount of the liabilities to be retained by Denison Energy following the completion of the Denison Plan of Arrangement, and shall have provided releases in connection with such resignations and have been offered positions of employment with Denison Mines or Denison Oil. On or before the Subscription Closing Time, all employees of Denison Energy shall have resigned or been terminated by Denison Energy, and have been offered positions of employment at other companies resulting from the Denison Plan of Arrangement. All such foregoing resignation and releases must be executed on terms satisfactory to Matco.

Treatment of Denison Energy Options

All Denison Energy Options or other securities of Denison Energy that may have been issued from time to time to directors, officers, employees or consultants of Denison Energy or any of its subsidiaries in respect of the office held in employment with, or consulting services rendered to, Denison Energy and any of its subsidiaries shall have been terminated before the Denison Effective Time on terms and conditions satisfactory to Matco, and Denison Energy will retain $0.35 for each Denison Energy Option exercised after December 30, 2003, the date of the Subscription Agreement.

Indemnification Agreement in Force

The Indemnification Agreement must be in full force and effect at Subscription Closing Time, and there shall have been no material increase in the liabilities or material adverse change in the claims for which Denison Energy is being indemnified under the Denison Arrangement Agreement. Denison Energy has agreed that it will not make any amendments to the Indemnification Agreement without the prior written consent of Matco.

No Prohibitive Actions or Changes in Law

There shall have been no action taken under any existing applicable law or order which is issued by any court, governmental authority that makes the Denison Arrangement or Share Subscription illegal, imposes material damages on Denison Energy or restricts the ownership rights of Matco as a shareholder of Denison Energy. In addition, there shall not have occurred any actual or threatened change resulting from a proposal by the Minister of Finance of Canada to amend the Tax Act or any governmental or regulatory announcement that, directly or indirectly, has or may reasonably be expected to have a material adverse effect with respect to the business, operations or prospects of Denison Energy after giving effect to the Denison Arrangement and the acquisition of New Denison Energy Common Shares by Matco.

Related Agreements

Pursuant to the terms of the Subscription Agreement, Denison Energy has agreed that it will not terminate the Denison Arrangement Agreement pursuant to Section 6.2 of the Denison Arrangement Agreement or the Denison Plan of Arrangement pursuant to Section 6.2 of the Denison Plan of Arrangement unless the Board of Directors or Denison Energy enters into an agreement to implement a Superior Take–over Proposal and complies with its obligation to pay the Purchaser Reimbursement Fee. Denison Energy has also agreed during the period up until its next annual meeting, not to complete any fundamental changes such as an amendment to its articles or by-laws, a sale of all or substantially all of its business or the assumption of more than $50 million in liabilities without obtaining the approval of the shareholders of Denison Energy for such a fundamental change at a shareholder meeting called for that purpose.

Non–Solicitation and Termination Option

Cessation of Existing Solicitation Activities

Pursuant to the terms of the Subscription Agreement, Denison Energy has agreed to terminate all existing solicitation, initiation, encouragement, activity, discussion, negotiation or other procedures with any parties conducted prior to the effective date of the Subscription Agreement by Denison Energy, its subsidiaries, or its Representatives with respect to a Take–over Proposal whether or not initiated by Denison Energy. In connection

with any such Take–over Proposal, Denison Energy has agreed that it will not release any third party from, or amend, any confidentiality or standstill agreement entered into by Denison Energy and any such third party, and that it will exercise all rights to require the return or destruction of information, or materials including or incorporating any information, regarding Denison Energy previously provided to such parties. Denison Energy has agreed that it will immediately disclose in writing to Matco the location of all data rooms, will close all such data rooms, and will not establish any data rooms until the earlier of the Subscription Closing Time or the date the Subscription Agreement is terminated.

Notwithstanding the foregoing, Denison Energy may continue to provide information to, and may maintain data rooms for the benefit of, parties considering a purchase of Denison Energy's oil and natural gas exploration and development business from Denison Resources or an investment in Denison Resources or an investment in Denison Mines that are, in each case, not inconsistent with, nor intended to be consummated before, the consummation of the Denison Plan of Arrangement, the Share Subscription and the other transactions contemplated in the Denison Arrangement Agreement.

No Solicitation

From and after the execution date of the Subscription Agreement, Denison Energy has agreed that it and its Representatives will not solicit, initiate, encourage, participate in, or take any other action to facilitate, any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a Take–over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto, or accept any Take–over Proposal.

Notwithstanding the foregoing, Denison Energy may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Denison Energy or its Representatives, after the execution date of the Subscription Agreement) seeks to initiate such discussions or negotiation, and may furnish to such third party information concerning Denison Energy and its business, properties and assets if, and only to the extent that:

(a) a third party has made a Take–over Proposal, the Board of Directors has determined that such Take–over Proposal is a Superior Take–over Proposal and the Board of Directors has concluded, in good faith, after considering applicable law and receiving the advice of legal counsel, that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law;

(b) prior to providing such information to, or entering into discussions or negotiations with, such third party, Denison Energy;

   (i) provides immediate notice, orally and in writing, to Matco specifying that it is providing information to or entering into discussions or negotiations with, such third party in respect of a Superior Take–over Proposal,

   (ii) receives from such third party an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement between Matco and Denison Energy,

   (iii) provides Matco with a complete copy of such Superior Take–over Proposal and any related correspondence or any amendments thereto, and

   (iv) confirms in writing to Matco the determination of the Board of Directors that the Take–over Proposal constitutes a Superior Take–over Proposal;

(c) Denison Energy provides immediate notice to Matco at such time as it or such third party terminates any such discussions or negotiations; and

(d) contemporaneously provides Matco with a list of, and access to, any information provided to any such third party whether or not such information has previously been made available to Matco.

In addition, Denison Energy may do what is necessary to comply with applicable securities laws relating to the provision of directors' circulars, and may make appropriate disclosure with respect to such applicable securities laws to Denison Energy's shareholders.

Denison Energy may accept, recommend, approve or enter into any agreement to implement a Superior Take–over Proposal but only if, prior to the acceptance, recommendation, approval or entering into of any such agreement, the Board of Directors has concluded, in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Subscription Agreement and the Denison Arrangement Agreement which may be offered by Matco during the two Business Days notice period set forth below, and after receiving the advice of legal counsel that such action is required in order for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law.

Denison Energy shall give Matco, orally and in writing, at least two Business Days advance notice of any decision by the Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Take–over Proposal. This notice shall identify the party making the Superior Take–over Proposal and shall include a complete copy of the Superior Proposal and any related correspondence or amendments. Denison Energy shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Matco to make such adjustments in the terms and conditions of the Subscription Agreement and the Denison Arrangement Agreement as would enable the Share Subscription to proceed, as amended, rather than the Superior Take–over Proposal.

In the event Matco proposes to amend the Subscription Agreement and the Denison Arrangement Agreement to provide substantially equivalent or superior value to that provided under the Superior Take–over Proposal (as determined by Denison Energy's Board of Directors, acting reasonably, and upon the advice of its financial advisors) within the two (2) Business Days time period specified above, then Denison Energy shall not accept, recommend, approve or enter into any agreement to implement the Superior Take–over Proposal.

Purchaser Reimbursement Fee

If at any time after the execution of the Subscription Agreement:

(a) a Take–over Proposal for the Denison Energy Common Shares is publicly announced, proposed, offered or made to Denison Energy Shareholders or to Denison Energy and:

  (i) the Board of Directors shall have recommended that Denison Energy Shareholders deposit their Denison Energy Common Shares under, vote in favour of, or otherwise accept, such Take–over Proposal; or

  (ii) the Board of Directors shall not have reaffirmed its recommendation to Denison Energy Shareholders to vote in favour of the Denison Plan of Arrangement and the Subscription Agreement within ten (10) days of the announcement or commencement of such Take–over Proposal and at least two days prior to the Denison Meeting;

(b) a Take–over Proposal is publicly announced, proposed, offered or made to Denison Energy Shareholders or to Denison Energy prior to the Denison Meeting, the Securityholders fail to approve the Denison Plan of Arrangement and the Subscription Agreement, and within twelve (12) months of the Denison Meeting, a Take–over Proposal is completed; or

(c) Denison Energy or the Board of Directors enters into any agreement to implement a Superior Take–over Proposal prior to the date of the Denison Meeting,

Denison Energy shall forthwith, upon the occurrence of any such event and in any event within two (2) Business Days, pay to Matco the amount of $500,000 (the "Purchaser Reimbursement Fee"). Matco acknowledges that if Denison Energy complies with its obligations to pay the Purchaser Reimbursement Fee in these circumstances and is otherwise in compliance with its obligations under the Subscription Agreement, then, subject to the rights of Matco to the Termination Option, Matco shall have no further remedies or recourse against Denison Energy, in law or equity for those events, other than the payment of the Purchaser Reimbursement Fee.

Corporation Reimbursement Fee

If Matco fails to complete the purchase of New Denison Energy Common Shares on the Subscription Closing Date and this failure constitutes a breach of any term of the Subscription Agreement, Matco shall forthwith, and in any event within two (2) Business Days of default, pay to Denison Energy the amount of $500,000 (the "Corporation Reimbursement Fee"). Denison Energy acknowledges that any payment of Denison Energy Reimbursement Fee shall constitute liquidated damages which are a genuine pre–estimate of the damages, including opportunity costs, which Denison Energy will suffer or incur as a result of the breach of the Subscription Agreement by Matco, and Denison Energy shall have no further remedies or recourse against Matco, in law or equity, other than the payment of the Corporation Reimbursement Fee.

Purchaser's Stock Option

Pursuant to the Subscription Agreement, Denison Energy has granted to Matco an option (the "Termination Option") to purchase the Option Shares at a price of $0.35 per share on a pre-consolidated basis. The Termination Option can be exercised, in whole or in part, at any time prior to the expiry of the Termination Option and after an Exercisable Event:

if

(a) a Similar Subscription Offer is made and an Inconsistent Action is taken; or

(b) a Similar Plan of Arrangement Offer is made prior to the Denison Meeting, the Securityholders fail to approve the Denison Plan of Arrangement and the Subscription Agreement, and, within twelve (12) months of the Denison Meeting, a Similar Plan of Arrangement is completed.

The Termination Option expires on the earlier of Subscription Closing Date and 90 days from the Exercisable Event.

Purchaser's Election

Denison Energy and Matco have agreed that Matco is not entitled to benefit from both the Purchaser Reimbursement Fee and the exercise of the Termination Option. In the event that Matco receives the Purchaser Reimbursement Fee, it is a pre–condition to the exercise of the Termination Option by Matco that Matco repay the Purchaser Reimbursement Fee to Denison Energy in order to exercise the Termination Option. In the event that Matco exercises its Termination Option, Matco will have forfeited any right to claim from Denison Energy the Purchaser Reimbursement Fee.

Termination of the Subscription Agreement

The Subscription Agreement may be terminated:

- at any time prior to Closing by mutual written consent of Denison Energy and Matco;

- by Matco if the Denison Meeting has not occurred by March 15, 2004;

- by either Denison Energy or Matco if the Subscription Closing Date has not occurred by March 31, 2004 and the party requesting termination is not in breach of the Subscription Agreement;

- by Denison Energy in the circumstances set forth under the section entitled "Non–Solicitation and Termination Option – Purchaser Reimbursement Fee" and upon the payment by Denison Energy of the Purchaser Reimbursement Fee (but for the Termination Option, which will not be affected by the termination of the Agreement); and

- by Matco in the circumstances set forth under the section entitled "Non–Solicitation and Termination Option – Corporation Reimbursement Fee" and upon payment by it of Denison Energy Reimbursement Fee.

THE CALFRAC ACQUISITION

Pursuant to the Calfrac Option Agreement among Calfrac, Matco Investments Ltd. (on behalf of itself and all other shareholders of Calfrac) and Denison Energy, Denison Energy has been granted by the shareholders of Calfrac an irrevocable option to purchase all of the common shares of Calfrac for an aggregate purchase price of approximately $227.5 million including assumed debt. If Denison Energy exercises the Calfrac Option and completes the Calfrac Acquisition, Denison Energy will complete a vertical short form amalgamation with Calfrac, assume Calfrac's name, and Calfrac's oil and gas industry services business will become Denison Energy's ongoing business.

The independent members of Denison Energy's Board following the Denison Arrangement will determine whether Denison Energy should exercise the Calfrac Option. Denison Energy's Board will take into account, among other things, the advice of its financial advisors, its ongoing review of Calfrac's business, market conditions and the presence of any other business opportunities that are more beneficial to Denison Energy's shareholders than the Calfrac Acquisition. Denison Energy's Board of Directors is not, as of the date of this Information Circular, aware of any transactions other than the Calfrac Acquisition, that it expects to consider or complete following completion of the Denison Arrangement. Denison Energy expects that it will complete the Public Offering within approximately two weeks following the completion of the Denison Arrangement, and anticipates that it will exercise the Calfrac Option shortly thereafter.

The Calfrac Option Agreement

The Calfrac Option

Denison Energy has paid $1,000 to Matco on behalf of the Calfrac shareholders as consideration for the granting of the Calfrac Option. Matco is acting on behalf of all of the shareholders of Calfrac pursuant to the terms of Calfrac's Unanimous Shareholder Agreement among Calfrac and all of its shareholders. The Unanimous Shareholder Agreement provides that shareholders of Calfrac representing not less than 65% of the total number of issued and outstanding common shares of Calfrac have the authority, as agent for Calfrac and the remaining shareholders of Calfrac to enter into an agreement on behalf of Calfrac and all of the shareholders of Calfrac and Calfrac, for the sale of all of the shares in the capital of Calfrac, and that such an agreement is binding upon the remaining shareholders so long as the agreement is not with a person that is affiliated with one of the shareholders and that such an agreement provides that all the shareholders will sell their shares on identical terms.

The purchase price payable by Denison Energy upon the exercise of the Calfrac Option to purchase all of the shares of Calfrac is the sum of $227.5 million less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Calfrac Option Agreement; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised Denison Energy that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. The Calfrac Option purchase price is payable, at Denison Energy's option, in cash or a combination of cash and New Denison Energy Common Shares. If Denison Energy elects to pay in a combination of cash and New Denison Energy Common Shares, the New Denison Energy Common Shares must make up not less than 80% of the purchase price. However, no portion of the purchase price may be paid in New Denison Energy Common Shares unless the Public Offering has closed and the New Denison Energy Common Shares issuable pursuant to such Public Offering have been issued and delivered unconditionally to the purchasers under the Public Offering prior to the delivery to Calfrac by Denison Energy of the notice of exercise. The Calfrac Option may be exercised by Denison Energy at any time during the period commencing on the date on which all of the conditions are satisfied and ending on the earlier of the seventh day thereafter and March 26, 2004.

Covenants and Conditions

Calfrac has agreed that it will provide Denison Energy with notice of any events that may be expected to have a material effect on Calfrac or its business, and to provide Denison Energy with copies of all financial statements and financial and operating reports that are provided to Calfrac's board of directors. Calfrac has further agreed to provide Denison Energy with access to Calfrac's management that is reasonably required by Denison Energy in order to determine whether it is in Denison Energy's best interest to elect to exercise the Calfrac Option. Calfrac has agreed not to issue any additional shares prior to the closing of the Calfrac Option.

Denison Energy is not obligated to exercise the Calfrac Option, and may choose, without cost or penalty, to refrain from exercising the Calfrac Option under any circumstances, including if a business opportunity comes to the attention of Denison Energy's Board of Directors that the Board considers to be superior to the Calfrac Acquisition. Completion of the Calfrac Acquisition is conditional upon: (a) a certificate of amendment and registration of restated articles implementing the Denison Arrangement having been issued by the Director of Corporations under the OBCA, (b) the Share Subscription having been completed, and (c) either: (i) the Public Offering having closed and New Denison Energy Common Shares having been issued thereunder; or, (ii) Denison Energy being a party to binding agreements (other than agreements relating to the Public Offering) that, if completed in accordance with their terms, would enable Denison Energy to complete the purchase of the Calfrac Option Shares in accordance with the Calfrac Option Agreement.

It is a condition precedent to the Calfrac Acquisition that certain directors, as specified in writing by Denison Energy, shall have resigned prior to the exercise date. In addition, it is a condition precedent to the Calfrac shareholders' obligation to sell their Calfrac shares, that Denison Energy's representations and warranties are true, the Share Subscription has closed in accordance with the terms of the Subscription Agreement and that, on the Exercise Date, Denison Energy is in compliance with its obligations under the Calfrac Option Agreement.

Termination

If any term, condition, obligation or covenant of Matco or Calfrac, on the one hand, and Calfrac or Denison Energy, on the other hand, that is to be performed prior to the exercise date has not been so performed, Denison Energy or Matco, on behalf of the shareholders of Calfrac, respectively, may (a) rescind the Calfrac Option Agreement by providing written notice to the other party, thereby releasing the other party from all obligations, unless the party providing the notice can demonstrate that the term, condition, obligation or covenant which was not performed was reasonably capable of being performed, or (b) waive compliance with such term, condition, obligation or covenant, in whole or in part, in such party's discretion, provided that Denison Energy shall not be entitled to waive satisfaction or compliance with any of the general conditions to the closing of the Calfrac Acquisition.

Consequences of Completing the Denison Arrangement but not Completing the Calfrac Acquisition

If the Calfrac Acquisition is not completed and Denison Energy does not complete another transaction to meet the original listing requirements of the TSX within 60 days of the Denison Effective Date, then the New Denison Energy Common Shares will be delisted from the TSX and application may be made to list on a different exchange, such as the Venture Exchange. See "The Denison Plan of Arrangement Consequences of Completing the Denison Arrangement but not Completing the Calfrac Acquisition".

OTHER MATTERS TO BE CONSIDERED AT THE DENISON MEETING

Approval of Denison Mines Incentive Stock Option Plan

Denison Mines Stock Option Plan

Denison Energy Shareholders will be asked at the Denison Meeting to consider and approve the adoption of the Denison Mines Stock Option Plan. The purpose of the Denison Mines Stock Option Plan is to secure for Denison Mines and its shareholders the benefits of incentives inherent in share ownership by key employees of Denison Mines who, in the judgment of Denison Mines' board of directors, will be largely responsible for its future growth and success. It is generally recognized that stock option plans of a nature provided for herein aid in retaining and encouraging directors, officers and employees of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the corporation they serve.

The Denison Mines Stock Option Plan is to be administered by the board of directors of Denison Mines. Options may be granted at any time to any director, officer, key employee or other person providing services to Denison Mines or any of its subsidiaries, taking into consideration his or her contribution to the success of Denison Mines and any other factors which the Board of Directors of Denison Mines may deem proper and relevant. The number of Denison Mines Common Shares which may be reserved for issuance pursuant to the Denison Mines Stock Option Plan will not exceed an aggregate of 3,000,000 Denison Mines Common Shares.

The Denison Mines Stock Option Plan is described in more detail in Exhibit "K" — "Information Concerning Denison Mines Inc. — Stock Option Plan", and a copy of the complete text of the Denison Mines Stock Option Plan is attached as Exhibit "P" to this Information Circular.

Under the policies of the TSX, the Denison Mines Stock Option Plan must be approved by the shareholders of Denison Mines, who will be, following completion of the Denison Arrangement, those persons who are currently Denison Energy Shareholders, before any Denison Mines Common Shares are issued pursuant to stock options granted under the plan. The Denison Mines Stock Option Plan must be approved by a majority of greater than 50% of the votes cast by Denison Energy Shareholders who, being entitled to do so, vote in person or by proxy on the Stock Option Plans Resolution set forth below.

Denison Mines Stock Option Plan Resolution

At the Denison Meeting, the Denison Energy Shareholders will be asked to consider, and if deemed advisable, pass the following ordinary resolution:

> "BE IT RESOLVED, as of the Denison Effective Date, as an ordinary resolution of the shareholders of Denison Mines Inc., that the Denison Mines Stock Option Plan, as more particularly described in Denison Energy Inc.'s Information Circular dated January 29, 2004, be and the same is hereby approved and authorized."

Advance Shareholder Approval of Future Private Placements of Denison Mines

Background

Denison Mines will, from time to time, investigate opportunities to raise financing on advantageous terms, in order to give it greater flexibility in carrying on ongoing programs, consummating future acquisitions and attracting general working capital. Denison Mines expects to undertake one or more financings over the next year, some of which may be structured as private placements, for its common shares or securities convertible into its common shares.

Under the rules of the TSX, the aggregate number of shares of a listed corporation which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six–month period must not exceed 25% of the number of shares outstanding (on a non–diluted basis) at the beginning of the aforesaid six–month period (the "**TSX 25% Rule**"), without first receiving the approval of the shareholders of the listed corporation on such terms and conditions as the TSX may impose in respect of securing such approval. The effect of this policy is to prevent a listed corporation from completing private placements that may, on a cumulative basis, exceed the aforesaid 25% limit until such time as the shareholders of the listed corporation have passed an ordinary resolution approving the private placements that the listed corporation intends to enter into, or unless advance shareholder approval is obtained.

The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within twelve months of the date such advance shareholder approval is given.

Denison Mines' issued and outstanding share capital is currently one Denison Mines Common Share (held by Denison Energy), and after giving effect to the Denison Arrangement, is expected to be approximately 18.6 million Denison Mines Common Shares (assuming that Denison Energy Optionholders whose exercise price is below current market price exercise their Denison Energy Options prior to the Denison Effective Time). The maximum number of shares which would either be issued or made subject to issuance under one or more private placements in the twelve month period commencing on the date that advance shareholder approval is given would not exceed 8,000,000 Denison Mines Common Shares in the aggregate, or approximately 43% of the issued and outstanding Denison Mines Common Shares as at the Denison Effective Date.

Any private placement undertaken by Denison Mines under the advance approval being sought at the Denison Meeting will be subject to the following additional restrictions:

1. it must be substantially with parties at arm's length to Denison Mines;

2. it cannot materially affect control of Denison Mines;

3. it must be completed within a twelve month period following the date the shareholder approval is given; and

4. it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the particular common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "**Market Price**"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.

The TSX retains the discretion to decide whether or not a particular private placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

Denison Mines Private Placement Resolution

At the Denison Meeting, the Denison Energy Shareholders will be asked to consider, and if deemed advisable, pass the following ordinary resolution:

> "BE IT RESOLVED as an ordinary resolution of the Denison Energy Shareholders as prospective shareholders of Denison Mines that, subject to regulatory approval and in compliance with the rules and policies of the Toronto Stock Exchange, Denison Mines is hereby authorized to enter into one or more private placement transactions during the twelve month period commencing on the date of the passing of this resolution and on such terms as are more particularly described in the Information Circular and providing for the issuance of up to 8,000,000 Denison Mines Common Shares or other securities convertible into 8,000,000 Denison Mines Common Shares."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Denison Energy Shareholders who vote in person or by proxy at the Denison Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the foregoing resolution.

Advance Shareholder Approval of Future Private Placements of Denison Oil

Denison Oil will, from time to time, investigate opportunities to raise financing on advantageous terms, in order to give it greater flexibility in carrying on ongoing programs, consummating future acquisitions and attracting general working capital. Denison Oil expects to undertake one or more financings over the next year, some of which may be structured as private placements, for its common shares or securities convertible into its common shares.

According to the TSX 25% Rule, the shareholders of a listed corporation must provide advance shareholder approval by passing an ordinary resolution approving the private placements that the listed corporation intends to enter into that may, on a cumulative basis, exceed the 25% limit, on such terms and conditions as the TSX may

impose in respect of securing such approval, provided such private placements are completed within twelve months of the date such advance shareholder approval is given.

Denison Oil's issued and outstanding share capital, following completion of the Denison Arrangement and the Forte Arrangement, based on the number of Denison Energy Common Shares and Denison Oil Common Shares outstanding on January 12, 2004, would be approximately 18,200,000 Denison Oil Common Shares. The maximum number of shares which would either be issued or made subject to issuance under one or more private placements in the twelve month period commencing on the date that advance shareholder approval is given would not exceed 18,200,000 Denison Oil Common Shares in the aggregate, or approximately 100% of the issued and outstanding Denison Oil Common Shares as at the Effective Date.

Any private placement undertaken by Denison Oil under the advance approval being sought at the Denison Meeting will be subject to the following additional restrictions:

1. it must be substantially with parties at arm's length to Denison Oil;

2. it cannot materially affect control of Denison Oil;

3. it must be completed within a twelve month period following the date the shareholder approval is given; and

4. it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the particular common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "**Market Price**"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.

The TSX retains the discretion to decide whether or not a particular private placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

At the Denison Meeting, the Denison Energy Shareholders will be asked to consider, and if deemed advisable, pass the following ordinary resolution:

> "BE IT RESOLVED as a special resolution of the Denison Energy Shareholders as prospective shareholders of Denison Oil that, subject to regulatory approval and in compliance with the rules and policies of the Toronto Stock Exchange, Denison Oil is hereby authorized to enter into one or more private placement transactions during the twelve month period commencing on the date of the passing of this resolution and on such terms as are more particularly described in the Information Circular and providing for the issuance of up to 18,200,000 Denison Oil Common Shares or other securities convertible into 18,200,000 Denison Oil Common Shares.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Denison Energy Shareholders who vote in person or by proxy at the Denison Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the foregoing resolution.

Name Change of Denison Oil

At the Denison Meeting, the Denison Energy Shareholders will be asked to consider and, if deemed advisable, pass the special resolution of the shareholders of Denison Oil set forth in the Forte Arrangement Resolution authorizing Denison Oil's board of directors to file articles of amendment under the *Business Corporations Act* (Alberta) changing the name of Denison Oil from "Denison Oil Corporation" to "Forte Resources Inc.", or such other name as the board of directors of Denison Oil deems appropriate and as may be approved by the Registrar of Corporations (Alberta). Denison Energy expects that if the Forte Arrangement is completed, Denison Oil will change its name to "Forte Resources Inc." concurrently with, or immediately after, the Forte Effective Date.

At the Denison Meeting, the Denison Energy Shareholders will be asked to consider, and if deemed advisable, pass the following special resolution:

> "BE IT RESOLVED as a special resolution of the Denison Energy Shareholders as prospective shareholders of Denison Oil that Denison Oil is authorized to file articles of amendment pursuant to section 173(1) of the ABCA to change the name of Denison Oil from "Denison Oil Corporation" to "Forte Resources Inc."

In order for the foregoing resolution to be passed, it must be approved by a special majority, or 66⅔%, of the votes cast by Denison Energy Shareholders who vote in person or by proxy at the Denison Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the foregoing resolution.

Forte Arrangement Resolution

In the Forte Arrangement Resolution, Denison Energy Shareholders, voting as shareholders of Denison Oil, will vote on the Forte Plan of Arrangement. See "The Forte Plan of Arrangement". The Forte Arrangement Resolution is attached hereto as Exhibit "C". In addition, the Denison Energy Shareholders will be asked to approve the following matters related to Denison Oil's ongoing business as part of the Forte Arrangement Resolution:

Approval of the Denison Oil Stock Option Plan

As noted above, it is contemplated that Denison Oil will change its name to "Forte Resources Inc." following completion of the Forte Arrangement. Denison Energy Shareholders will be asked at the Denison Meeting to consider and approve the adoption of the Denison Oil Stock Option Plan. The purpose of the Denison Oil Stock Option Plan is to secure for Denison Oil and its shareholders the benefits of incentives inherent in share ownership by the directors, officers, employees and consultants of Denison Oil who, in the judgment of Denison Oil's board of directors, will be involved its future growth and success. It is generally recognized that share option plans of a nature provided for herein aid in retaining and encouraging directors, officers, employees and other service providers because of the opportunity offered them to acquire a proprietary interest in Denison Oil.

The Denison Oil Stock Option Plan is to be administered by the board of directors of Denison Oil. Options may be granted at any time to any director, officer, key employee or other person providing services to Denison Oil or any of its subsidiaries, taking into consideration his or her contribution to the success of Denison Oil and any other factors which the board of directors of Denison Oil may deem proper and relevant. The number of Denison Oil Common Shares which may be reserved for issuance pursuant to the Denison Oil Stock Option Plan will not exceed the greater of: (i) 2,000,000; and, if permitted by the stock exchanges on which Denison Oil Common Shares are listed, (ii) 10% of the number of Denison Oil Common Shares outstanding from time to time.

The Denison Oil Stock Option Plan is described in more detail in Exhibit "N" — "Information Concerning Denison Oil After the Forte Arrangement - Stock Option Plan", and a copy of the complete text of the Denison Oil Stock Option Plan is attached as Exhibit "Q" to this Information Circular.

Under the policies of the TSX, the Denison Oil Stock Option Plan must be approved by the shareholders of Denison Oil, who will be, following completion of the Denison Arrangement, those persons who are currently Denison Energy Shareholders, before any shares of Denison Oil are issued pursuant to stock options granted under the plan. The Denison Oil Stock Option Plan must be approved by a majority of greater than 50% of the votes cast by

Denison Energy Shareholders who, being entitled to do so, vote in person or by proxy on the Forte Arrangement Resolution.

Election of Directors of Denison Oil

At present, the articles of Denison Oil provide that the board of directors shall consist of a minimum of one and a maximum of 15 directors. Denison Oil currently has two directors, James S. Blair and Gregory S. Fletcher, who are also directors of Denison Energy. It is proposed that four additional persons, namely Thomas J. MacKay, Douglas N. Baker, W. Peter Comber and David V. Richards, be elected as directors at the Denison Meeting, and, subject to the approval of Forte Arrangement Resolution, it is proposed that the persons listed in the Forte Arrangement Resolution be nominated for election at the Denison Meeting. It is the intention of the management designees in the accompanying form of proxy, if named as proxy, to vote for the Forte Arrangement Resolution to the persons listed as the four additional directors in the Forte Arrangement Resolution. Each director elected will hold office until the close of the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Denison Oil does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Denison Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

See "Directors and Officers" in Exhibit "N" — "Information Concerning Denison Oil after the Forte Arrangement" for more information on the persons proposed to be nominated for election as directors, the positions and offices with Denison Oil that it is proposed that they will hold, their principal occupations for the past five years, and the number of voting shares of Denison Oil beneficially that will be owned, directly or indirectly, by each of them, or over which they will exercise control or direction at the completion of the Forte Arrangement. All of the proposed directors and officers are residents of Canada.

Appointment of Auditors

The Forte Arrangement Resolution will authorize the appointment of Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta, as auditors of Denison Oil until the close of the next annual meeting, at such remuneration as may be approved by the board of directors of Denison Oil. Deloitte & Touche LLP have been the auditors of Forte since August of 2001.

DISSENT RIGHTS

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the securities held by it and is qualified in its entirety by the reference to the full text of the Denison Interim Order and Section 185 of the OBCA which are attached to this Information Circular as Exhibit "E" and "I", respectively. A Dissenting Shareholder intending to exercise his or her Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA, as modified by the Denison Interim Order. Failure to comply with the provisions of Section 185 of the OBCA, as modified by the Denison Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Ontario Court hearing the application for the Denison Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Under the Denison Plan of Arrangement and the Denison Interim Order, a registered Denison Energy Shareholder is entitled to dissent and be paid the fair value of his or her Denison Energy Common Shares determined as of the close of business on the last Business Day before the day on which the Reorganization Resolution from which such holder dissents, is adopted. The registered Denison Energy Shareholder may dissent only with respect to all Denison Energy Common Shares held by such registered Denison Energy Shareholder or on behalf of any one beneficial owner registered in the Dissenting Shareholder's name. Only registered holders of Denison Energy Common Shares may dissent. Persons who are beneficial owners of Denison Energy Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may do so only through the registered holder of such securities. A registered holder, such as a broker, who holds securities as

nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to securities held for such beneficial owners. In such case, the demand for dissent should set forth the number of securities covered by it. **A shareholder who beneficially owns Denison Energy Common Shares but is not a registered holder thereof, should contact the registered holder for assistance.**

A Denison Energy Shareholder may dissent only with respect to all of the Denison Energy Common Shares held by the Denison Energy Shareholder on behalf of any one beneficial owner and registered in the Denison Energy Shareholder's name.

Procedure to Exercise Dissent Rights

In order to dissent, a Dissenting Shareholder must send to the Secretary of Denison Energy: Atrium on Bay, Suite 320, 40 Dundas Street West, Toronto, Ontario, M5G 2C2, fax number (416) 979-5893, on or before 5:00 p.m. on March 2, 2004, a written notice of dissent (the "Dissent Notice") clearly identifying the Reorganization Resolution as the resolution with respect to which the dissent is being exercised. A vote against the Reorganization Resolution or an abstention does not constitute such a Dissent Notice, but a Dissenting Shareholder need not vote his or her Denison Energy Common Shares against the Reorganization Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder granted by a Denison Energy Shareholder who intends to dissent must be validly executed (see "Revocation of Proxy") in order to prevent the proxyholder from voting such Denison Energy Common Shares in favour of the Reorganization Resolution and thereby disentitling the Denison Energy Shareholder from his or her right to dissent.

After the Reorganization Resolution is adopted by Denison Energy Shareholders, Denison Energy must so notify the Dissenting Shareholder within 10 days thereof and the Dissenting Shareholder is then required, within 20 days after Denison Energy gives such notice (or if the Dissenting Shareholder does not receive such notification, within 20 days after the Dissenting Shareholder learns of the approval of the Reorganization Resolution), to send to Denison Energy a written notice containing the Dissenting Shareholder's name and address, the number of shares in respect of which he or she dissents and a demand for payment of the fair value of such shares and, not later than 30 days after sending such written notice, send the appropriate share certificate or certificates, whereupon the Dissenting Shareholder is bound to sell and Denison Energy is bound to purchase such shares.

If the Denison Arrangement becomes effective, Denison Energy is required to determine the fair value of the shares and to make a written offer to pay such amount to the Dissenting Shareholder. If such offer is not made or not accepted within 50 days after the Denison Arrangement becomes effective, Denison Energy may apply to the Ontario Court to fix the fair value of such shares. There is no obligation on Denison Energy to make application to the Ontario Court. If Denison Energy does not make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days. If an application is made by either Denison Energy or a Dissenting Shareholder, the Dissenting Shareholder will be entitled to be paid the amount fixed by the Ontario Court. The fair value of the Denison Energy Common Shares as determined for such purpose by the Ontario Court will not necessarily be the same as, and could vary significantly from, the fair market value of such shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Ontario Court will make an order fixing the fair value of the securities of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Denison Energy, and in favour of each of those Dissenting Shareholders, and fixing the time within which Denison Energy must pay that amount payable to the Dissenting Shareholders. The Ontario Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Shareholder ceases to have any rights as a Shareholder, until the date of payment.

On the Denison Arrangement becoming effective, or upon the making of an agreement between Denison Energy and the Dissenting Shareholder as to the payment to be made by Denison Energy to the Dissenting Shareholder, or upon the pronouncement of a Ontario Court order, whichever first occurs, the Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such holder's securities in the amount agreed to between Denison Energy and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Shareholder may withdraw his or her dissent, or Denison Energy may rescind the

Reorganization Resolution, and the dissent and appraisal proceedings in respect of that Shareholder will be discontinued.

Denison Energy shall not make a payment to a Dissenting Shareholder under Section 185 of the OBCA if there are reasonable grounds for believing that Denison Energy is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Denison Energy would thereby be less than the aggregate of its liabilities. In such event, Denison Energy shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their securities, in which case the Dissenting Shareholder may, by written notice to Denison Energy, within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Denison Energy shall, subject to the terms of the Denison Arrangement, be deemed to consent to the withdrawal and such Shareholder shall be reinstated with full rights as a Denison Energy Shareholder, failing which such Dissenting Shareholder retains a status as a claimant against Denison Energy, to be paid as soon as Denison Energy is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Denison Energy, but in priority to its shareholders.

Denison Energy Shareholders who exercise such rights of dissent and who:

1. are ultimately entitled to be paid fair value for their securities shall be deemed to have transferred such securities to Denison Energy for cancellation at the Denison Effective Time; or

2. are ultimately not entitled, for any reason, to be paid fair value for their securities,

shall be deemed to have participated in the Denison Arrangement on the same basis as non–dissenting Shareholders in accordance with the Denison Plan of Arrangement.

In no case shall Denison Energy or any other person be required to recognize Dissenting Shareholders as holders of Denison Energy Common Shares after the Denison Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of holders of Denison Energy Common Shares at the Denison Effective Time.

Any Denison Energy Shareholder who may wish to exercise their Dissent Rights should carefully consider and comply with the provisions of the Denison Interim Order and Section 185 of the OBCA, the full texts of which are set out in Exhibits "E" and "I" to this Information Circular, respectively and consult his or her own legal advisor.

The Denison Arrangement Agreement may be terminated if Dissent Rights are exercised in respect of more than 5% of the outstanding Denison Energy Common Shares. If the Denison Arrangement Agreement is terminated, the Reorganization will not proceed.

RESALE OF NEW DENISON ENERGY COMMON SHARES, DENISON MINES COMMON SHARES AND DENISON OIL COMMON SHARES

Canada

It is anticipated that New Denison Energy Common Shares, the Denison Mines Common Shares and the Denison Oil Common Shares to be issued to former holders of Denison Energy Common Shares pursuant to the Denison Arrangement and to former holders of Forte Common Shares pursuant to the Forte Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the Provinces of Canada. There can be no assurance that the necessary discretionary exemptions will be obtained. If such exemptions are not obtained the Reorganization and the Forte Arrangement may not proceed.

United States

The issuance of New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares to the former holders of Denison Energy Common Shares pursuant to the Denison Arrangement will not be

registered under the 1933 Act and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and the exchange at which all person to whom the securities will be issued have the right to appear. The Ontario Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Denison Arrangement, including the proposed issuance of the securities in exchange for outstanding Denison Energy Common Shares. The Ontario Court granted the Denison Interim Order on January 29, 2004 and, subject to the approval of the Denison Arrangement by the Denison Securityholders, a hearing on the fairness of the Denison Arrangement will be held on March 5, 2004 by the Ontario Court.

Persons who are not "affiliates" of Denison Energy prior to the Denison Arrangement and are not "affiliates" of Denison Energy, Denison Mines or Denison Oil as at the time of resale of New Denison Energy Common Shares, Denison Mines Common Shares, or Denison Oil Common Shares may resell New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares without restriction under the 1933 Act. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

Persons who are affiliates of Denison Energy, Denison Mines or Denison Oil as at the time of resale of New Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares and persons who were affiliates of Denison Energy prior to the Denison Arrangement may not resell their New Denison Energy Common Shares, Denison Mines Common Shares or Denison Oil Common Shares, as applicable, in absence of a registration under the 1933 Act, unless an exemption from registration is available. Any such affiliate (or former affiliate) should obtain the advice of its legal counsel with respect to the application of the 1933 Act to the offer and sale of such New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares by such person.

All holders of New Denison Energy Common Shares, Denison Mines Common Shares and Denison Oil Common Shares are urged to consult with counsel to ensure that the resale of their securities complies with all applicable securities legislation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of Denison Energy is not aware of any matters to come before the Denison Meeting other than those set forth in the notice of special meeting. If other matters properly come before the Denison Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his or her best judgment on such matters.

BOARD APPROVAL AND STATEMENT OF DIRECTORS

This Information Circular contains information as at January 29, 2004, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of Denison Energy.

By Order of the Board of Directors

"E. Peter Farmer"

President and Chief Executive Officer

EXHIBIT A
REORGANIZATION RESOLUTION

BE IT RESOLVED as a special resolution that:

1. the plan of arrangement under Section 182 of the *Business Corporations Act* (Ontario) (the "**Denison Plan of Arrangement**") substantially as set forth in the plan of arrangement attached as Appendix 1 to Exhibit "G" to the Information Circular dated January 29, 2004 accompanying the notice of this meeting (the "**Information Circular**") be and it is hereby approved and authorized;

2. the Amended and Restated Arrangement Agreement among Denison Energy Inc. (the "**Corporation**"), Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Denison Resources Partnership, Denison Oil Corporation, Denison Mine Holding Corporation and E. Peter Farmer, substantially in the form attached as Exhibit "G" to the Information Circular be and it is hereby confirmed, ratified and approved;

3. the Corporation is hereby authorized to apply to the Registrar of Corporations of Alberta to be continued under the *Business Corporations Act* (Alberta);

4. the Corporation is hereby authorized, following completion of the Denison Plan of Arrangement, to issue up to an aggregate number of common shares in the capital of the Corporation that is equal to 45% of the outstanding common shares of the Corporation (after giving effect to such issuance of common shares) in a private placement to Matco Capital Ltd., and other parties designated by Matco Capital Ltd. with the approval of the directors of the Corporation, at a price of $7.35 per common share ($7.35 on the basis of the consolidation contained in the Denison Plan of Arrangement) (the "**Share Subscription**");

5. in the event that the Corporation has not completed an acquisition of all of the shares of Calfrac Well Services Ltd. within 90 days of the effective date of the Denison Plan of Arrangement or such later time as the Board and regulatory authorities may approve, the Corporation is hereby authorized to change its name from Denison Energy Inc. to "Highland Investments Ltd." or such other name as the Board and regulatory authorities may approve;

6. the reduction in the deficit of the Corporation to $0 and the corresponding reduction in the contributed surplus of the Corporation to $0 and reduction in the common share capital of the Corporation to approximately $89.4 million in connection with the Denison Plan of Arrangement, and such other adjustments to the capital of the Corporation as the directors consider advisable in connection with the Denison Plan of Arrangement, are hereby approved;

7. the directors of the Corporation be authorized, in their sole discretion, to determine when to proceed with the implementation of the Denison Plan of Arrangement and the Share Subscription and to determine the effective dates thereof;

8. notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation and has received the approval of the Superior Court of Justice of Ontario, the directors of the Corporation may revoke this resolution at any time prior to the filings to effect the Denison Plan of Arrangement with the Director of Corporations of Ontario, without further approval of the shareholders; and

9. any director or officer of the Corporation be and is hereby authorized, for an on behalf of the Corporation, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

EXHIBIT B
OPTIONHOLDERS' ARRANGEMENT RESOLUTION

BE IT RESOLVED as a special resolution of the Denison Energy Optionholders that:

1. the plan of arrangement under Section 182 of the *Business Corporations Act* (Ontario) (the "**Denison Plan of Arrangement**") substantially as set forth in the plan of arrangement attached as Appendix 1 to Exhibit "G" to the Information Circular dated January 29, 2004 accompanying the notice of this meeting (the "**Information Circular**") be and it is hereby approved and authorized;

2. the Amended and Restated Arrangement Agreement among Denison Energy Inc. (the "**Corporation**"), Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Denison Resources Partnership, Denison Oil Corporation, Denison Mine Holding Corporation and E. Peter Farmer, substantially in the form attached as Exhibit "G" to the Information Circular be and it is hereby confirmed, ratified and approved;

3. the directors of the Corporation be authorized, in their sole discretion, to determine when to proceed with the implementation of the Denison Plan of Arrangement and to determine the effective date thereof;

4. notwithstanding that this special resolution has been duly passed by the optionholders of the Corporation and has received the approval of the Superior Court of Justice of Ontario, the directors of the Corporation may revoke this resolution at any time prior to the filings to effect the Denison Plan of Arrangement with the Director of Corporations of Ontario, without further approval of the optionholders; and

5. any director or officer of the Corporation be and is hereby authorized, for an on behalf of the Corporation, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

EXHIBIT C
FORTE ARRANGEMENT RESOLUTION

BE IT RESOLVED as an ordinary resolution of the shareholders of Denison Energy Shareholder voting as prospective shareholders of Denison Oil Corporation (the "**Denison Oil**" or "**Corporation**") that:

1. the plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "**Forte Plan of Arrangement**") substantially as set forth in the plan of arrangement attached as Schedule A to Exhibit "H" to the Information Circular dated January 29, 2004 accompanying the notice of this meeting (the "**Information Circular**") be and it is hereby approved and authorized, and in particular, the following actions taken in connection with the Forte Plan of Arrangement are hereby approved and authorized:

   (a) the Corporation is authorized to issue to holders of Forte Common Shares 0.894 Denison Oil Common Shares for each Forte Common Share held;

   (b) the Corporation is authorized to issue to holders of Forte Performance Shares 0.894 Denison Oil Performance Shares for each Forte Common Share held;

   (c) the Corporation is authorized to reserve for issuance 2,682,000 Denison Oil Common Shares issuable upon the exercise of the Forte Performance Shares;

   (d) the Corporation is authorized to issue to holders of Forte Options, for each Forte Option held, an option to purchase the number of Denison Oil Common Shares determined by multiplying the number of Forte Common Shares subject to such Forte Option at the Forte Effective Date by 0.894, at an exercise price per Denison Oil Common Share equal to the exercise price per share of such Forte Option at the Forte Effective Time divided by 0.894, with such options deemed to have been granted under the Denison Oil Stock Option Plan, with the term, exercisability and all other of the terms and conditions of the Forte Options in effect at the Effective Date governing the Forte Options so converted; and

   (e) the Corporation is authorized to reserve for issuance 791,190 Denison Oil Common Shares issuable upon the exercise of the Denison Oil options;

2. the directors of the Corporation be authorized, in their sole discretion, to determine when to proceed with the implementation of the Forte Plan of Arrangement and to determine the effective dates thereof;

3. the Denison Oil Stock Option Plan, as more particularly described in Exhibit "Q" of the Information Circular, be and the same is hereby approved and authorized, effective as of the Effective Date of the Forte Arrangement;

4. the following persons are hereby elected as directors of Corporation, effective on the Forte Effective Date: Messrs. Thomas J. McKay, Douglas N. Baker, W. Peter Comber and David V. Richards, each to hold office until the close of the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated;

5. Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta, are hereby appointed as auditors of the Corporation, effective as of the Forte Effective Date, until the close of the next annual meeting, at such remuneration as may be approved by the board of directors of Denison Oil;

6. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to the filings to effect the Forte Plan of Arrangement, without further approval of the shareholders; and

7. any director or officer of the Corporation be and is hereby authorized, for an on behalf of the Corporation, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary desirable to implement this special resolution and the matters authorized

hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Capitalized terms used in this resolution that are not defined herein have the meanings given to such terms in the Information Circular.

EXHIBIT D
CALFRAC ACQUISITION RESOLUTION

BE IT RESOLVED as an ordinary resolution of the shareholders of Denison Energy Inc. (the "**Corporation**") that:

1. the directors of the Corporation be and hereby are authorized to issue up to an aggregate of 12,000,000 common shares in the capital of the Corporation (after giving effect to the consolidation contained in the Denison Plan of Arrangement under section 182 of the *Business Corporations Act* (Ontario)) to the shareholders of the Calfrac Well Services Ltd. ("**Calfrac**") as consideration for the common shares of Calfrac acquired upon the exercise of the option to purchase the common shares of Calfrac (the "**Calfrac Option**") as described in the Information Circular dated January 29, 2004 accompanying the notice of this meeting (the "**Information Circular**"); and

2. The directors of the Corporation be authorized, in their sole discretion, to change the nature of the Corporation's business from mining, environmental services and oil and natural gas exploration and development, to the oilfield and related services business of Calfrac, or such other business as the directors of the Corporation in their discretion shall choose.

EXHIBIT E
DENISON INTERIM ORDER

Court File No: 04-CL-5298

Ontario
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE MADAM	)	**THURSDAY, THE 29TH DAY**
	)	**OF JANUARY, 2004**
JUSTICE MACDONALD	)	

IN THE MATTER OF *BUSINESS CORPORATIONS ACT* (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED

AND IN THE MATTER OF AN APPLICATION BY DENISON ENERGY INC. RELATING TO A PROPOSED ARRANGEMENT INVOLVING DENISON ENERGY INC. AND ITS SECURITYHOLDERS

INTERIM ORDER

THIS MOTION, made by the Applicant Denison Energy Inc. ("Denison Energy") for an interim order for advice and directions of the Court in connection with an application (the "Application") to approve an arrangement under section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA"), was heard this day at 393 University Avenue, Toronto, Ontario.

ON READING the Notice of Application issued January 23, 2004; the Notice of Motion; the affidavit of E. Peter Farmer, sworn January 27, 2004 (the "Affidavit"), and the exhibits thereto; and on hearing the submissions of counsel for Denison Energy;

1. THIS COURT ORDERS that for the purposes of this Order, the following defined terms shall have the following meanings, which meanings are set out with greater specificity in the draft Denison Management Information Circular (the "Denison Circular") attached as Exhibit "A" to the Affidavit:

    (a) "Denison Arrangement Agreement" means the Amended and Restated Agreement dated January 26, 2004 among Denison Energy, Tenwest Uranium Limited, Denison Mines Inc., Denison Oil Corporation, Denison Resources Inc., Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer;

    (b) "Denison Energy Common Shares" means the common shares in the capital of Denison Energy;

    (c) "Denison Energy Shareholders" means the holders of Denison Energy Common Shares;

    (d) "Denison Energy Options" means the options to purchase Denison Energy Common Shares under Denison Energy's stock option plan;

    (e) "Denison Energy Optionholder" means the holders of Denison Energy Options;

    (f) "Denison Plan of Arrangement" means the plan of arrangement under section 182 of the OBCA;

    (g) "Denison Meeting" means the special meeting of the Denison Energy Shareholders and Denison Energy Optionholders to be held on March 3, 2004, to consider the Reorganization Resolution, the

Optionholders' Arrangement Resolution and certain other resolutions, and any adjournment or postponement thereof;

(h) "SecurityHolders" means Denison Energy Shareholders and Denison Energy Optionholders;

(i) "Optionholders' Arrangement Resolution" means the resolution to be considered and passed by the Optionholders of Denison Energy at the Denison Meeting, approving the Denison Plan of Arrangement; and

(j) "Reorganization Resolution" means the resolution to be considered and passed by the Denison Energy Shareholders at the Denison Meeting, approving the Denison Plan of Arrangement and certain related matters.

2. THIS COURT ORDERS that Denison Energy is authorized and directed to call, hold and conduct a special meeting (the "Denison Meeting") of the Denison SecurityHolders to, among other things, consider and, if deemed advisable, to pass, with or without variation, the Reorganization Resolution and the Optionholders' Arrangement Resolution (collectively the "Resolutions") approving an arrangement (the "Denison Arrangement") substantially in the same form as set forth in the Denison Plan of Arrangement as found at Appendix 1 to Exhibit "G" of the Denison Circular, which is attached as Exhibit "A" to the Affidavit.

3. THIS COURT ORDERS that the Denison Meeting shall be called, held and conducted in accordance with the Notice of Meeting (the "Notice") which is part of the Denison Circular, the OBCA and the by-laws and the articles of Denison Energy, including quorum requirements, subject to the terms of this Order or any further Order of this Court.

4. THIS COURT ORDERS that Denison Energy is authorized to make such amendments, revisions or supplements to the Denison Plan of Arrangement as it may determine, subject to the terms of the Denison Arrangement Agreement, without any additional notice to the Denison SecurityHolders, and the Denison Plan of Arrangement as so amended, revised or supplemented shall be the Denison Plan of Arrangement submitted to the Denison Meeting and the subject of the Resolutions.

5. THIS COURT ORDERS that Denison Energy, if it deems advisable, is specifically authorized to adjourn or postpone the Denison Meeting on one or more occasions, without the necessity of first convening the Denison Meeting or first obtaining any vote of Denison SecurityHolders respecting the adjournment or postponement, subject to the terms of the Denison Arrangement Agreement.

6. THIS COURT ORDERS that the Notice of Application, the Notice together with the Denison Circular, and the applicable forms of proxy in substantially the same form as contained in Exhibits "D" and "E" to the Affidavit, respectively, (collectively referred to as the "Meeting Materials") (with such amendments, additional communications or documents thereto as counsel for Denison Energy may advise are necessary or desirable, provided that such amendments, communications or documents are not inconsistent with the terms of this Order), and this Interim Order (each of the Notice of Application, Notice and Interim Order will be included in the Denison Circular) shall be provided to the following (subject to paragraph 12 below): the Denison Energy Shareholders, and to such holders of Denison Energy Options who otherwise will not receive the Meeting Materials as a Denison Energy Shareholder, each as at the record date (as established in paragraphs 8 and 9 below); the directors of Denison Energy; and the auditors of Denison Energy. Such materials shall be mailed or otherwise provided by one or more of the following methods not later than February 9, 2004:

(a) in the case of the registered holders of Denison Energy Shares, by prepaid ordinary mail, by courier, or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books or records of Denison Energy;

(b) in the case of non-registered holders of Denison Energy Shares, by providing sufficient multiple copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to non--registered holders of Denison Energy Shares;

(c) in the case of holders of Denison Energy Options (who are not holders of Denison Energy Shares) by prepaid ordinary mail, by courier, or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books or records of Denison Energy;

(d) in the case of the directors of Denison Energy, by courier or by delivery in person, addressed to the individual directors; and

(e) in the case of the auditors of Denison Energy, by courier or by delivery in person, addressed to the firm of auditors.

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application, the Denison Meeting and the hearing in respect of the Application upon such persons.

7. THIS COURT ORDERS that the Meeting Materials shall be deemed, for the purposes of this Order and the Application, to have been received:

(a) in the case of distribution by ordinary prepaid mail, three (3) business days after delivery thereof to the post office;

(b) in the case of distribution by courier, one (1) business day after receipt by the courier; and

(c) in the case of distribution by delivery in person, on receipt thereof by the intended addressee.

8. THIS COURT ORDERS that the record date for determining the holders of Denison Energy Common Shares entitled to receive the Meeting Materials shall be the close of business on January 29, 2004, as previously approved by the Board of Directors of Denison Energy and published by Denison Energy.

9. THIS COURT ORDERS that the record date for determining the holders of Denison Energy Options entitled to receive the Meeting Materials shall be the close of business on January 12, 2004, as previously approved by the Board of Directors of Denison Energy and as communicated (or to be communicated) to each of the holders of Denison Energy Options by Denison Energy.

10. THIS COURT ORDERS that the accidental failure or omission to give notice of the Denison Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Denison Meeting and shall not constitute a breach of this Order.

11. THIS COURT ORDERS that Denison Energy is authorized to use the forms of proxy (the "Forms of Proxy"), in substantially the same forms attached as Exhibit "D" and "E" to the Affidavit, with such amendments as counsel for Denison Energy may advise are necessary or desirable, provided that such amendments and additional information are not inconsistent with the terms of this Order. Denison Energy is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine, subject to the terms of the Denison Arrangement Agreement.

12. THIS COURT ORDERS that Denison Energy is entitled to rely on subsection 262(4) of the OBCA and not send the Meeting Materials to those Denison Energy Shareholders to whom a notice or document has been sent on three consecutive occasions in accordance with subsection 262(1) of the OBCA and returned because the shareholder cannot be found.

13. THIS COURT ORDERS that Denison Energy may in its discretion waive generally the time limits for the deposit of proxies by the Denison Energy SecurityHolders, if Denison Energy deems it advisable to do so.

14. THIS COURT ORDERS that, subject to further Order of this Court, the vote required to pass and approve the Resolutions shall be:

(a) the affirmative vote of not less than 66 2/3% of the votes cast on the Reorganization Resolution (for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes) cast by the holders of Denison Energy Shares, present in person or represented by proxy at the Denison Meeting; and

(b) the affirmative vote of not less than 66 2/3% of the votes cast on the Optionholder's Arrangement Resolution (for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes) cast by the holders of Denison Energy Options, present in person or represented by proxy at the Denison Meeting.

15. THIS COURT ORDERS that the only persons entitled to attend the Denison Meeting shall be: (a) the holders of Denison Energy Shares, or their respective proxies; (b) the holders of Denison Energy Options, or their respective proxies; (c) the officers, directors, auditors and advisors of Denison Energy; (d) other persons with the permission of the Chairman of the Denison Meeting.

16. THIS COURT ORDERS that the only persons entitled to vote at the Denison Meeting shall be the Denison SecurityHolders as at the close of business on the respective record dates for the Denison Meeting, subject to the provisions of the OBCA with respect to persons who become registered holders of Denison Energy Common Shares after that date.

17. THIS COURT ORDERS that the registered holders of Denison Energy Shares shall be entitled to exercise rights of dissent and appraisal, in accordance with and in compliance with section 185 of the OBCA (except as the procedures of that section are varied by this paragraph) and the Denison Plan of Arrangement, and to seek fair value for their Denison Energy Shares, provided that any holders of Denison Energy Shares who wish to dissent (a) must have as a condition precedent thereto provided a written dissent notice objecting to the Reorganization Resolution to Denison Energy, Atrium on Bay, 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2, Attention: Secretary, no later than 5:00 P.M. (Toronto time) on the business day immediately preceding the Denison Meeting, and (b) must otherwise strictly comply with section 185 of the OBCA.

18. THIS COURT ORDERS that upon approval by the Denison SecurityHolders of the Denison Plan of Arrangement in the manner set forth in this Order, Denison Energy may apply to this Court on or about March 5, 2004, for approval of the Denison Plan of Arrangement and that the distribution and delivery of the Notice of Application herein, in accordance with paragraphs 6 and 7 of this Order, shall constitute good and sufficient service of such Notice of Application pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, unless a Notice of Appearance is served on Denison Energy's solicitors at least 5 business days before the hearing of the Application.

19. THIS COURT ORDERS that the only persons entitled to notice of any further proceedings herein, including any hearing to consider and if deemed advisable to approve the Denison Plan of Arrangement, and to appear and to be heard thereon, shall be (a) solicitors for Denison Energy, and (b) persons who have delivered a Notice of Appearance herein in accordance with the Rules of Civil Procedure, including service of said notice on Denison Energy's solicitors, Blake, Cassels & Graydon LLP, P.O. Box 25, 199 Bay Street, Commerce Court West, Toronto, Ontario M5L 1A9, Attention: Jeff Galway.

20. THIS COURT ORDERS that Denison Energy shall be entitled, at any time, to seek leave to vary this Order.

21. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between the matters provided for in this Interim Order and the terms of any instrument creating, governing or collateral to the Denison Energy Shares or Options or the articles or by-laws of Denison Energy, this Interim Order shall govern.

(signed)

Registrar

Entered at Toronto on January 29, 2004

EXHIBIT F
NOTICE OF APPLICATION REGARDING DENISON ARRANGEMENT

Court File No: 04-CL-5298

Ontario
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF *BUSINESS CORPORATIONS ACT (ONTARIO)*, R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED

AND IN THE MATTER OF AN APPLICATION BY DENISON ENERGY INC. RELATING TO A PROPOSED ARRANGEMENT INVOLVING DENISON ENERGY INC. AND ITS SECURITYHOLDERS

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing on Wednesday, March 5, 2004 at 10:00 a.m., at Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer, or where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

DATE: January 23, 2004 Issued by: (signed)
(Registry Officer)

Address of local office:

393 University Avenue,
10th Floor
Toronto, Ontario
M5G 1E6

TO:	All Holders of Common Shares of Denison Energy Inc.
AND TO:	All Holders of Options to Purchase Denison Energy Common Shares
AND TO:	Denison Energy Inc. 40 Dundas Street West, Suite 320 Toronto, ON M5G 2C2
AND TO:	Tenwest Uranium Limited 700, 2010-11th Avenue Regina, SK S4P 0J3
AND TO:	Denison Mines Inc. c/o Blake, Cassels & Graydon LLP 199 Bay Street Suite 2800, Commerce Court West Toronto, ON M5L 1A9
AND TO:	Denison Oil Corporation c/o Blake, Cassels & Graydon LLP Suite 3500, Bankers Hall East 855-2nd Street SW Calgary, AB T2P 4J8
AND TO:	Denison Resources Inc. c/o Blake, Cassels & Graydon LLP Suite 3500, Bankers Hall East 855-2nd Street SW Calgary, AB T2P 4J8
AND TO:	Denison Resources Partnership c/o Blake, Cassels & Graydon LLP Suite 3500, Bankers Hall East 855-2nd Street SW Calgary, AB T2P 4J8
AND TO:	Denison Mine Holding Corporation c/o Blake, Cassels & Graydon LLP 199 Bay Street Suite 2800, Commerce Court West Toronto, ON M5L 1A9

APPLICATION

1. The Applicant Denison Energy Inc. ("Denison Energy") makes application for:

   (a) An order pursuant to section 182 of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA") approving a Plan of Arrangement (the "Denison Arrangement") proposed by the Applicant substantially in the form described in the Denison Energy Management Information Circular (the "Denison Circular") attached as Exhibit "A" to the affidavit to be filed in support of this Application;

   (b) An interim order for the advice and directions of this Court pursuant to subsection 182(5) of the OBCA with respect to the Denison Arrangement and this Application (the "Interim Order"); and

   (c) Such further and other relief as this Court may deem just.

2. The grounds for the Application are:

   (a) All statutory requirements under the OBCA either have been fulfilled or will be fulfilled by the date of the return of this Application;

   (b) The Denison Arrangement is fair and reasonable and it is appropriate for this Court to approve the Denison Arrangement;

   (c) Section 182 of the OBCA;

   (d) Rules 14.05(2), 17.02, 37 and 38 of the *Rules of Civil Procedure*; and

   (e) Such further and other grounds as counsel may advise and this Court may permit.

3. The following documentary evidence will be used at the hearing of the Application:

   (a) Such Interim Order as may be granted by this Court;

   (b) The Affidavit of E. Peter Farmer and the exhibits thereto;

   (c) Such further affidavits of deponents on behalf of the Applicant, Denison Energy, reporting as to the compliance with any Interim Order of this Court and as to the result of any meetings ordered by any Interim Order of this Court; and

   (d) Such further and other material as counsel may advise and this Court may permit.

4. The Notice of Application will be sent to all registered holders of Denison Energy Common Shares, and to such holders of options to purchase Denison Energy Common Shares who otherwise will not receive a copy of the Notice of Application as a registered holder of Denison Energy Common Shares, at the address of each holder as shown on the books and records of Denison Energy as at the close of business on Thursday, January 29, 2004 for holders of Denison Energy Common Shares and Monday, January 12, 2004 for holders of Denison Energy Options, or as this Court may direct in the Interim Order, pursuant to rules 17.02(n) and 17.02(o) of the *Rules of Civil Procedure* (in the case of those holders whose addresses, as they appear on the books and records of Denison Energy, are outside Ontario).

DATE: January 23, 2004

BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors
Box 25, Commerce Court West
Toronto, Ontario M5L 1A9

Jeff Galway LSUC# 28423P
Tel: (416) 863 – 3859
Fax: (416) 863 – 2653

E. Anne Glover LSUC# 47143N
Tel: (416) 863 – 3266
Fax: (416) 863 – 2653

Solicitors for the Applicant,
Denison Energy Inc.

EXHIBIT G
DENISON ARRANGEMENT AGREEMENT AND DENISON PLAN OF ARRANGEMENT ATTACHED THERETO AS APPENDIX 1

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Among:

DENISON ENERGY INC.

and

TENWEST URANIUM LIMITED

and

DENISON MINES INC.

and

DENISON OIL CORPORATION

and

DENISON RESOURCES INC.

and

DENISON RESOURCES PARTNERSHIP

and

DENISON MINE HOLDING CORPORATION

and

E. PETER FARMER

January 28, 2004

TABLE OF CONTENTS

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 28th day of January, 2004.

AMONG:

DENISON ENERGY INC., a company amalgamated under the laws of the Province of Ontario ("**Energyco**")

-and-

TENWEST URANIUM LIMITED, a company incorporated under the laws of the Province of Saskatchewan ("**Tenwest**")

-and-

DENISON MINES INC., a company incorporated under the laws of the Province of Ontario ("**Mineco**")

-and-

DENISON OIL CORPORATION, a company incorporated under the laws of the Province of Alberta ("**Oilco**")

-and-

DENISON RESOURCES INC., a company incorporated under the laws of the Province of Alberta ("**Resourceco**")

-and-

DENISON RESOURCES PARTNERSHIP, a general partnership formed under the laws of the Province of Alberta (the "**Partnership**")

-and-

DENISON MINE HOLDING CORPORATION, a company incorporated under the laws of the Province of Ontario ("**Mine Holdco**")

-and-

E. PETER FARMER, an individual resident in Toronto, Ontario (the "**Mine Holdco Shareholder**")

RECITALS

WHEREAS The board of directors of Energyco has determined that it is in the best interests of the Energyco and the Energyco Common Shareholders to effect a plan of arrangement under the OBCA pursuant to which (a) Energyco's mining business will be transferred to Mineco, (b) Energyco's petroleum and natural gas exploration and development business will be transferred to the Partnership and (c) the Energyco Common Shareholders shall become shareholders of each of Mineco and Oilco in proportion to their shareholdings in Energyco;

AND WHEREAS the parties hereto other than Oilco are parties to an Arrangement Agreement dated December 30, 2003 pursuant to which the parties agreed upon the terms under which a plan of arrangement would be effected, as amended and restated effective January 26, 2004;

AND WHEREAS the parties hereto have agreed to certain amendments to the Arrangement Agreement in order to, among other things, include Oilco as a party to the plan of arrangement;

AND WHEREAS Energyco intends to propose the Arrangement to its shareholders under section 182 of the OBCA;

AND WHEREAS Tenwest is a wholly owned subsidiary of Energyco holding certain uranium mining interests and intends to apply to be continued under the OBCA prior to the Effective Time;

AND WHEREAS each of Mineco, Oilco, Resourceco, the Partnership and Mine Holdco were incorporated or formed to facilitate the completion of the Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Agreement**" means this agreement, together with the Schedules attached hereto and made a part hereof, all as amended, supplemented or modified from time to time in accordance with the provisions hereof;

"**Applicable Law**" means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation) and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or having application to the transaction or event in question;

"**Arrangement**" means the arrangement, on the terms and conditions set forth in the Plan of Arrangement or any amendment or variation thereto made in accordance with section 6.1, being proposed under the provisions of section 182 of the OBCA;

"**Authorized** Authority" means, in relation to any Person, transaction or event, any: (i) federal, provincial, municipal or local governmental body (whether administrative, legislative executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including securities exchanges, in each case having jurisdiction over such Person, transaction or event;

"**Business Day**" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Calgary and the City of Toronto;

"**Certificate of Arrangement**" means the certificate to be issued by the Registrar pursuant to subsection 183(2) of the OBCA giving effect to the Arrangement;

"**Claims**" means orders, actions, causes of actions, suits, debts, dues, sums of money, Liabilities, general damages, special damages, costs, claims, proceedings and demands of every nature and kind, whether actual or threatened;

"**Cogema**" means Cogema Resources Inc., a corporation incorporated under the laws of Canada;

"**Cogema Additional Arrangements Agreement**" means the letter agreement, dated as of December 30, 2003, among Cogema, Energyco and Mineco pursuant to which Cogema, Energyco and Mineco agreed to certain matters relating to their respective conduct following execution of this Agreement and completion of the Arrangement;

"**Cogema Consent Letter**" means the letter agreement, dated as of December 30, 2003, between Cogema and Energyco pursuant to which, subject to certain remaining conditions set out in such letter, Cogema granted its consent to the transactions contemplated herein;

"**Cogema Loan and Security Documents**" means the agreements, documents and instruments listed in Part II of Schedule A to the Consent Consideration Agreement;

"**Consent Consideration Agreement**" means the Consent Consideration Agreement, dated as of December 30, 2003, among Cogema, Energyco, Mineco, Resourceco, the Partnership and Tenwest pursuant to which the parties thereto other than Cogema satisfied certain of the terms specified by Cogema under which, subject to certain additional conditions set out in the Cogema Consent Letter, Cogema granted its consent to the transactions contemplated in the Arrangement;

"**Contaminants**" means pollutants, contaminants, hazardous substances, dangerous goods, chemicals or toxic, corrosive, radioactive or hazardous substances, by-products, wastes and special waste;

"**Contribution Agreement**" means the asset contribution agreement, to be dated as of the Effective Date, between Resourceco and the Partnership providing for the contribution of the Petroleum and Natural Gas Assets to the Partnership by Resourceco, substantially in the form of Appendix 5 hereto;

"**Court**" means the Superior Court of Justice of Ontario;

"**Effective Date**" means the date shown on the Certificate of Arrangement;

"**Effective Time**" means the time at which all of the steps contemplated in the Plan of Arrangement have become effective after filing articles of arrangement in respect of the Arrangement with the Registrar;

"**Energyco Common Shareholders**" means those persons who are registered holders of Energyco Common Shares as of the Effective Date;

"**Energyco Common Shares**" mean the common shares (as presently constituted) in the capital of Energyco;

"**Environmental Law**" means any Applicable Law relating to the protection of the environment, Persons or the public welfare from actual or potential exposure (or the effects of exposure) to any actual or potential release, discharge, spill or emission (whether past or present) of any Contaminant during its handling, manufacture, processing, production, gathering, transportation, use, treatment, storage or disposal;

"**Environmental Liabilities**" means all Liabilities pertaining to the Uranium Assets, the Ontario Assets and the Petroleum and Natural Gas Assets and real property previously owned, operated or controlled, but since disposed of, by Energyco or any entity amalgamated with or wound up into Energyco on or prior to the Effective Date, in respect of the environment, whether or not resulting from operations conducted with respect to such assets, including Liabilities related to:

(i) the handling, manufacture, processing, production, gathering, transportation, storage, use, treatment or disposal of any Contaminant;

(ii) the actual or potential release, discharge, spill, escape or emission of any Contaminant;

(iii) corrosion, deterioration, repair, maintenance or monitoring of any structure (including tailings management areas), equipment, fences, gathering lines or other tangibles;

(iv) any other pollution or contamination of the surface, substrata, soil, air, ground water, surface water or marine environments;

(v) damages and losses suffered by Third Parties as a result of the occurrences in paragraphs (i) to (iv) of this definition;

(vi) any fines, penalties or orders imposed by an Environmental Law; and

(vii) any Liabilities or obligations imposed by an Environmental Law to protect or restore the environment or to rectify environmental problems;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 182(5)(f) of the OBCA and contemplated by section 3.1;

"**Indemnification Agreement**" means the indemnification agreement, dated as of December 30, 2003, among Energyco, Resourceco and Mineco, providing for certain procedural matters relating to the indemnities in Article 4 of this Agreement;

"**Information Circular**" means the management information circular of Energyco to be prepared and sent to Energyco Common Shareholders and Optionholders in connection with the Meeting, together with any amendments thereto;

"**Interim Order**" means the interim order of the Court relating to the Arrangement pursuant to subsection 182(5) of the OBCA and contemplated by section 3.1;

"**Legal Expenses**" means all reasonable legal fees, disbursements, court or hearing costs and related expenses, disbursements or costs, pertaining to the assessment or conduct of a Claim, including but not limited to costs associated with preliminary or interlocutory proceedings, hearings, interrogatories, discoveries, trials, appeals, negotiations, settlements and comprises;

"**Liabilities**" means all liabilities or obligations whatsoever, whether direct or indirect, known or unknown, absolute, accrued, contingent or otherwise;

"**Losses**" means all direct damages, losses, expenses (including fines and penalties) and Legal Expenses which are suffered, sustained, paid or incurred in relation to any Claims or Liabilities, including such damages, losses, expenses and Legal Expenses suffered, sustained, paid or incurred in relation to any Claims brought by a party's directors, officers, employees, shareholders, agents and representatives pursuant to indemnification obligations granted by the party in favour of such directors, officers, employees, shareholders, agents and representatives;

"**Meeting**" means the special meeting of the Energyco Common Shareholders and Optionholders to be held to consider the Arrangement, and any adjournment thereof;

"**Mine Holdco Non-Voting Share**" means any of the unlimited number of Class B Non-Voting Common Shares that Mine Holdco is authorized to issue;

"**Mine Holdco Voting Share**" means the one Class A Voting Common Share that Mine Holdco is authorized to issue;

"**Mineco Common Shares**" means any of the unlimited number of common shares which Mineco is authorized to issue;

"**Mineco Liabilities**" means the Uranium Liabilities and the Ontario Liabilities;

"**Mining Conveyance Agreement**" means the mining conveyance agreement, to be dated as of the Effective Date, among Energyco, Resourceco, the Partnership and Mineco providing for the transfer of the Uranium Assets among the parties thereto and the assumption by Mineco of the Uranium Liabilities, at the Effective Time, substantially in the form of Appendix 2 hereto;

"**Mining Insurance**" means the insurance policies carried by Energyco with respect to its mining and environmental services businesses, consisting of (i) Professional Contractors Pollution Liability Insurance – Policy No. 8429575, (ii) All Risks Property Insurance – Policy No. 37111193, (iii) Umbrella Liability (Primary) Insurance – Policy No. EXT30217, (iv) Primary General Liability Insurance – Policy No. 8829760, (v) Standard Ontario Automobile Insurance – Policy No. 41073893, and (vi) any predecessor policies to those listed in (i) through (v) above that are occurrence-based.

"**New Energyco Common Shares**" means the common shares in the capital of Energyco following the Effective Time;

"**New Energyco** Obligations" means the obligations to be performed by Energyco after the Effective Time pursuant to covenants contained in this Agreement, the Indemnification Agreement, the Mining Conveyance Agreement, the Ontario Mining and Environmental Services Conveyance Agreement, the Petroleum and Natural Gas Conveyance Agreement, the Consent Consideration Agreement, the Cogema Additional Arrangements Agreement, the Cogema Consent Letter, the Cogema Loan and Security Documents, and Section 6.18 of the Oilco Arrangement Agreement;

"**OBCA**" means the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B-16, as amended, including the regulations promulgated thereunder;

"**Oilco Arrangement Agreement**" means the arrangement agreement dated as of January 28, 2004, among Energyco, Oilco, Resourceco, the Partnership, Mineco, 1087215 Alberta Ltd. and Forte Oil Corporation providing for the combination of the businesses of Oilco (immediately following the Arrangement) and Forte Oil Corporation on the terms and conditions contained therein;

"**Oilco Common Shares**" means any of the unlimited number of common shares that Oilco is authorized to issue;

"**Ontario Assets**" means the assets to be transferred to Mineco from Energyco pursuant to the Ontario Mining and Environmental Services Conveyance Agreement, as more specifically defined in the Ontario Mining and Environmental Services Conveyance Agreement;

"**Ontario Liabilities**" means the Liabilities associated with the Ontario Assets, as more specifically defined in the Ontario Mining and Environmental Services Conveyance Agreement;

"**Ontario Mining and Environmental Services Conveyance Agreement**" means the conveyance agreement, to be dated as of the Effective Date, between Energyco and Mineco providing for the transfer of the Ontario Assets from Energyco to Mineco and the assumption by Mineco of the Ontario Liabilities, at the Effective Time, substantially in the form of Appendix 4 hereto;

"**Optionholders**" means those persons who are registered as holders of Options as of the Effective Date;

"**Option Plan**" means Energyco's Stock Option Plan as currently in force;

"**Options**" means options to purchase Energyco Common Shares under the Option Plan;

"**Partnership Agreement**" means the Partnership Agreement, dated as of November 1, 2003, between Resourceco and Resource Holdco providing for the formation of the Partnership;

"**Partnership Unit**" means a unit representing an undivided interest in the Partnership, as provided in the Partnership Agreement;

"**Person**" means an individual, a partnership (limited or general), a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual;

"**Petroleum and Natural Gas Assets**" means the assets to be transferred from Energyco to Resourceco pursuant to the Petroleum and Natural Gas Conveyance Agreement and the Arrangement, as more specifically defined in the Petroleum and Natural Gas Conveyance Agreement;

"**Petroleum and Natural Gas Conveyance Agreement**" means the conveyance agreement, to be dated as of the Effective Date, between Energyco and Resourceco, providing for the transfer of the Petroleum and Natural Gas Assets from Energyco to Resourceco and the assumption by Resourceco of the PNG Liabilities, at the Effective Time, substantially in the form of Appendix 3 hereto;

"**Petroleum and Natural Gas Insurance**" means the insurance policies carried by Energyco with respect to its petroleum and natural gas exploration and development business, consisting of (i) Petroleum Industry Package – Policy No. 0213, (ii) Control of Well Insurance – Policy No. EMB0012870, (iii) Energy Machinery (Boiler and Machinery) Insurance - Policy No. EMP0039, and (iv) any predecessor policies to those listed in (i), (ii) or (iii) above that are occurrence-based.

"**Plan of Arrangement**" means the plan of arrangement which is annexed as Appendix 1 hereto or as such may be amended or varied in accordance with section 6.1;

"**PNG Liabilities**" means the Liabilities associated with the Petroleum and Natural Gas Assets, as more specifically defined in the Petroleum and Natural Gas Conveyance Agreement;

"**Registrar**" means the Director appointed pursuant to section 278 of the OBCA;

"**Reorganization Resolution**" means the special resolution of the Energyco Common Shareholders approving, together, the Arrangement and the Share Subscription;

"**Resource Holdco**" means Denison Resources Holding Corporation, a corporation incorporated under the ABCA;

"**Resourceco Common Shares**" means any of the unlimited number of common shares that Resourceco is authorized to issue;

"**Retained Liabilities**" means the liabilities to be retained by Energyco following the completion of the Plan of Arrangement as set forth in Appendix 6 hereto.

"**Share Subscription**" means the subscription for New Energyco Common Shares contemplated by the Subscription Agreement;

"**Subscriber**" means Matco Capital Ltd., a corporation incorporated in under the ABCA;

"**Subscription Agreement**" means the share subscription agreement dated December 30, 2003 between the Subscriber as purchaser and Energyco as issuer providing for the subscription by the Subscriber of that number of New Energyco Common Shares that is equal to 45% of the New Energyco Common Shares outstanding after giving effect to such subscription;

"**Third Party**" means any Person other than a Party to this Agreement;

"**TSX**" means the Toronto Stock Exchange;

"**Uranium Assets**" means the assets to be transferred to Mineco from Energyco pursuant to the Mining Conveyance Agreement, as more specifically defined in the Mining Conveyance Agreement;

"**Uranium Liabilities**" has the meaning attributed to such term in the Mining Conveyance Agreement; and

"**Venture Exchange**" means the TSX Venture Exchange.

1.2 Subsidiary and Control

(a) For the purposes of this Agreement, a corporation is a subsidiary of another corporation where:

(i) it is controlled by

(A) that other corporation, or

(B) that other corporation and one or more corporations, each of which is controlled by that other corporation, or

(C) two or more corporations, each of which is controlled by that other corporation, or

(ii) it is a subsidiary of that other corporation.

(b) For the purpose of this Agreement, a corporation is controlled by a person where:

(i) shares of the corporation carrying more than 50% of the votes for the election of directors are held, other than by way of security only, by or for the benefit of that person, and

(ii) the votes carried by the shares mentioned in paragraph (i) are sufficient, if exercised, to elect a majority of the directors of the corporation.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 References to this Agreement

The terms "this Agreement", "hereof" and "hereunder" and similar expressions refer to this Agreement (including the appendices hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.5 Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, words importing the use of any gender shall include both genders; and words importing persons shall include firms, corporation, trusts and partnerships.

1.6 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.7 Entire Agreement

This Agreement, together with the appendices, schedules, agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

1.8 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of Energyco

Energyco represents and warrants to and in favour of the other parties hereto as follows:

(a) Energyco is a company duly organized and validly existing under the OBCA and has the requisite corporate power and authority to own, operate and lease its property and assets and to carry on its business as now being conducted by it, and it is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the character of its properties and assets makes such registration, licensing or qualification necessary;

(b) Energyco has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the authorized capital of Energyco consists of an unlimited number of Energyco Common Shares without par value, of which there are issued and outstanding as at the date hereof 17,897,057 Energyco Common Shares;

(d) Energyco is the sole registered and beneficial owner of all of the shares in the capital of each of Mineco and Resourceco;

(e) Energyco is the beneficial owner of all of the shares in the capital of Tenwest, which shares have been pledged to Cogema in connection with a loan agreement between Energyco and Cogema;

(f) the board of directors of Energyco has received an opinion from FirstEnergy Capital Corp. to the effect that the consideration to be received by Energyco Common Shareholders in connection with the Plan of Arrangement and Share Subscription, taken together, is fair, from a financial point of view, to the Energyco Common Shareholders;

(g) except as otherwise contemplated under this Agreement, no individual, firm, corporation or other person holds any securities convertible or exchangeable into any shares of Energyco or of any of its subsidiaries or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued shares of Energyco or any of its subsidiaries, except for directors, employees, former employees or consultants of Energyco who have options to purchase an aggregate of 871,000 Energyco Common Shares pursuant to Options, of which 97,500 are at an exercise price of $7.00 or above;

(h) Energyco has entered into agreements with certain employees, directors and officers of Energyco holding in the aggregate more than 662/3 of the issued and outstanding Options pursuant to which such persons have agreed to vote their Options in favour of the Arrangement at the Meeting;

(i) the execution and delivery of this Agreement by Energyco and the completion of the transactions contemplated herein do not and will not result in a breach of, or violate any term or provision of, the articles of incorporation or by-laws of Energyco or any of the constating documents of its subsidiaries; and

(j) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Energyco and this Agreement has been duly executed and delivered by Energyco and constitutes a valid and binding obligation of Energyco enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

2.2 Representations and Warranties of Tenwest

Tenwest represents and warrants to and in favour of the other parties hereto as follows:

(a) Tenwest is a company duly organized and validly existing under the Business Corporations Act (Saskatchewan) and has the requisite corporate power and authority to own, operate and lease its property and assets and to carry on its business as now being conducted by it, and it is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the character of its properties and assets makes such registration, licensing or qualification necessary;

(b) Tenwest has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the authorized capital of Tenwest consists of 1000 common shares and 70 voting convertible preferred shares and there is issued and outstanding as at the date hereof 300 common shares and no preferred shares;

(d) except as otherwise contemplated by this Agreement, no individual, firm, corporation or other person holds any securities convertible or exchangeable into any securities of Tenwest or has any agreement, warrant, option or any right capable of becoming an agreement, warrant or option for the purchase of any unissued securities of Tenwest;

(e) the execution and delivery of this Agreement by Tenwest and the completion of the transactions contemplated herein do not and will not result in a breach of, or violate any term or provision of the articles of incorporation or by-laws of Tenwest; and

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Tenwest and this Agreement has been executed and delivered by Tenwest and constitutes a valid and binding obligation of Tenwest enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

2.3 Representations and Warranties of Mineco

Mineco represents and warrants to and in favour of the other parties hereto as follows:

(a) Mineco is a company duly organized and validly existing under the OBCA;

(b) Mineco has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the authorized capital of Mineco consists of an unlimited number of Mineco Common Shares, and an unlimited number of preferred shares, issuable in series, and as at the date hereof there is issued and outstanding one Mineco Common Share and no preferred shares;

(d) the execution and delivery of this Agreement by Mineco and the completion of the transactions contemplated herein do not and will not result in a breach of, or violate any term or provision of the articles of incorporation or by-laws of Mineco;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Mineco and this Agreement has been executed and delivered by Mineco and constitutes a valid and binding obligation of Mineco enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(f) as of the date hereof, Mineco has assets of approximately $10 and no liabilities, and it has carried on no business other than relating to, or contemplated by, this Agreement, the Plan of Arrangement, the Mining Conveyance Agreement and the Ontario Mining and Environmental Services Conveyance Agreement.

2.4 Representations and Warranties of Oilco

Oilco represents and warrants to and in favour of the other parties hereto as follows:

(a) Oilco is a company duly organized and validly existing under the ABCA;

(b) Oilco has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the authorized capital of Oilco consists of an unlimited number of Oilco Common Shares, and an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and 16,628,500 First Preferred Shares, Series 1, and as at the date hereof there is issued and outstanding one Oilco Common Share and no preferred shares;

(d) the execution and delivery of this Agreement by Oilco and the completion of the transactions contemplated herein do not and will not result in a breach of, or violate any term or provision of the articles of incorporation or by-laws of Oilco;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Oilco and this Agreement has been executed and delivered by Oilco and constitutes a valid and binding obligation of Oilco enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(f) as of the date hereof, Oilco has assets consisting of one common share of Resourceco and no liabilities, and it has carried on no business other than relating to, or contemplated by, this Agreement, the Plan of Arrangement, the Partnership Agreement, the Mining Conveyance Agreement, the Petroleum and Natural Gas Conveyance Agreement, the Contribution Agreement and the Oilco Arrangement Agreement.

2.5 Representations and Warranties of Resourceco

Resourceco represents and warrants to and in favour of the other parties hereto as follows:

(a) Resourceco is a company duly organized and validly existing under the ABCA;

(b) Resourceco has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the authorized capital of Resourceco consists of an unlimited number of Resourceco Common Shares, and an unlimited number of preferred shares, issuable in series, and as at the date hereof there is issued and outstanding one Resourceco Common Share and no preferred shares;

(d) the execution and delivery of this Agreement by Resourceco and the completion of the transactions contemplated herein do not and will not result in a breach of, or violate any term or provision of the articles of incorporation or by-laws of Resourceco;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Resourceco and this Agreement has been executed and delivered by Resourceco and constitutes a valid and binding obligation of Resourceco enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(f) as of the date hereof, Resourceco has assets consisting of one common share of Resource Holdco and one Partnership Unit and no liabilities, and it has carried on no business other than relating to, or contemplated by, this Agreement, the Plan of Arrangement, the Partnership Agreement, the Mining Conveyance Agreement, the Petroleum and Natural Gas Conveyance Agreement and the Contribution Agreement.

2.6 Representations and Warranties of the Partnership

The Partnership represents and warrants to and in favour of the other parties hereto as follows:

(a) the Partnership is a general partnership duly formed pursuant to the Partnership Agreement under the laws of Alberta;

(b) the Partnership has the requisite power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the execution and delivery of this Agreement by the Partnership and the completion of the transactions contemplated herein do not and will not result in a breach of, or violate any term or provision of the Partnership Agreement;

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the partners of the Partnership and this Agreement has been executed and delivered by Resourceco in its capacity as a general partner of the Partnership and constitutes a valid and binding obligation of the Partnership enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(e) as of the date hereof, the Partnership has assets consisting of approximately $2,000 and no liabilities, and it has carried on no business other than relating to, or contemplated by, this Agreement, the Plan of Arrangement, the Mining Conveyance Agreement and the Contribution Agreement.

2.7 Representations and Warranties of Mine Holdco

Mine Holdco represents and warrants to and in favour of the other parties hereto as follows:

(a) Mine Holdco is a company duly organized and validly existing under the OBCA;

(b) Mine Holdco has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) the authorized capital of Mine Holdco consists of one Mine Holdco Voting Share, and an unlimited number of Mine Holdco Non-Voting Shares, and as at the date hereof there is issued and outstanding one Mine Holdco Voting Share and no Mine Holdco Non-Voting Shares;

(d) the execution and delivery of this Agreement by Mine Holdco and the completion of the transactions contemplated herein do not and will not result in a breach of, or violate any term or provision of the articles of incorporation or by-laws of Mine Holdco;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the board of directors of Mine Holdco and this Agreement has been executed and delivered by Mine Holdco and constitutes a valid and binding obligation of Mine Holdco enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(f) as of the date hereof, Mine Holdco has assets of approximately $1 and no liabilities, and it has carried on no business other than relating to, or contemplated by, this Agreement and the Plan of Arrangement.

2.8 Representations and Warranties of the Mine Holdco Shareholder

The Mine Holdco Shareholder represents and warrants to and in favour of the other parties hereto as follows:

(a) the Mine Holdco Shareholder is the registered holder and beneficial owner of the Mine Holdco Voting Share; and

(b) this Agreement has been executed and delivered by the Mine Holdco Shareholder and constitutes a valid and binding obligation of the Mine Holdco Shareholder enforceable against him in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

2.9 Non-Survival of Representations, Warranties and Covenants

The respective representations, warranties and covenants of the parties hereto shall expire and be terminated and extinguished at and from the Effective Time, and no party shall have any liability or further obligation to any party hereunder in respect of the respective representations, warranties and covenants thereafter.

ARTICLE 3
COVENANTS

3.1 Covenants of Energyco

Energyco hereby covenants and agrees as follows:

(a) Energyco shall, as soon as reasonably practicable, apply to the Court pursuant to subsection 182(5) of the OBCA for an Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of, among other matters, considering and if deemed advisable approving the Arrangement and that, if the approval of the Arrangement by the Energyco Common Shareholders and Optionholders as set forth in the Interim Order is obtained by Energyco, as soon as practicable thereafter Energyco shall take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct. As soon as practicable thereafter, and subject to compliance with any other conditions provided for in Article 4 hereof and further subject to the provisions of section 6.2, Energyco shall file with the Registrar pursuant to subsection 183(1) of the OBCA a certified copy of the Final Order and the articles of arrangement to give effect to the Arrangement.

(b) Energyco shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the Information Circular is required to be filed by Energyco and arrange to mail the Information Circular to the Energyco Common Shareholders and Optionholders, the directors of Energyco and the auditors of Energyco, all in accordance with the terms of the Interim Order and Applicable Law;

(c) Energyco shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement, the Mining Conveyance Agreement, the Ontario Mining and Environmental Services Conveyance Agreement, the Petroleum and Natural Gas Conveyance Agreement, the Indemnification Agreement, the Plan of Arrangement and the Subscription Agreement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions contemplated hereby and, without limiting the generality of the foregoing, Energyco shall seek:

(i) the Reorganization Resolution, pursuant to which the Energyco Common Shareholders will approve the implementation of the Arrangement and the issuance of New Energyco Common Shares in connection with the Share Subscription;

(ii) the approval of the holders of Options for the implementation of the Arrangement;

(iii) the consent of the TSX to the Arrangement and the Share Subscription and the confirmation of the listing of the New Energyco Common Shares on the TSX;

(iv) the approval of the TSX to the listing of the Mineco Common Shares on the TSX or, failing that, the Venture Exchange;

(v) the approval of the TSX to the listing of the Oilco Common Shares on the TSX or, failing that, the Venture Exchange;

(vi) the approval of any Authorized Authority and Third Party required to effect the transactions contemplated herein, in the Plan of Arrangement and in the Indemnification Agreement;

(vii) all necessary exemptions from the securities commissions or other regulatory bodies to allow for the distribution of the securities issuable under the Arrangement and the resale thereof without restrictions;

(viii) the Interim Order and the Final Order as provided for in subsection 3.1(a);

(ix) an order of the Court exempting the application of the Bulk Sales Act (Ontario) to the Arrangement; and

(x) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(d) at the Effective Time, Energyco shall perform the actions to be performed by it under the Plan of Arrangement;

(e) Energyco shall not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement and the Share Subscription;

(f) Energyco shall convene the Meeting as soon as practicable, but in any event, on or before March 15, 2004, and will solicit proxies to be voted at the Meeting in favour of the Arrangement and the Share Subscription and all other resolutions referred to in the Information Circular, all in accordance with the Interim Order;

(g) Energyco shall assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada of all necessary applications to seek exemptions, if required, from (i) the prospectus, registration and other requirements of the applicable securities laws of jurisdictions in Canada for the issuance of securities by the parties hereto pursuant to the Arrangement, (ii) the requirement of either Energyco or Mineco to file with the securities commissions or similar regulatory authorities a mining technical report prepared by a qualified person upon Mineco first becoming a reporting issuer as a result of the Arrangement and (iii) such other exemptions that are necessary or desirable in connection with the Arrangement;

(h) Energyco shall use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(i) Energyco shall take such actions as are commercially reasonable to permit holders of Options to exercise such Options prior to the Effective Time.

3.2 Covenants of Tenwest

Tenwest hereby covenants and agrees with the other parties hereto as follows:

(a) Tenwest shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions contemplated hereby and, without limiting the generality of the foregoing, Tenwest shall seek and cooperate with Energyco in seeking:

(i) the approval of any Authorized Authority and Third Party required to effect the transactions contemplated herein and in the Plan of Arrangement,

(ii) the Interim Order and the Final Order as provided for in section 3.1, and

(iii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(b) at the Effective Time, Tenwest shall perform the actions to be performed by it under the Plan of Arrangement;

(c) Tenwest shall not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement and the Share Subscription; and

(d) Tenwest shall not conduct any business or take any action outside the ordinary course of its business except in accordance with the transactions contemplated by this Agreement and the Plan of Arrangement.

3.3 Covenants of Mineco

Mineco hereby covenants and agrees with the parties hereto as follows:

(a) Mineco shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement, the Mining Conveyance Agreement, the Ontario Mining and Environmental Services Conveyance Agreement, the Indemnification Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions contemplated hereby and, without limiting the generality of the foregoing, Mineco shall seek and cooperate with Energyco in seeking:

(i) the approval of the TSX or the Venture Exchange to the listing of the Mineco Common Shares on the TSX or the Venture Exchange,

(ii) the approval of any Authorized Authority and Third Party required to effect the transactions contemplated herein, in the Plan of Arrangement and in the Indemnification Agreement,

(iii) the Interim Order and the Final Order as provided for in subsection 3.1(a), and

(iv) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(b) at the Effective Time, Mineco shall perform the actions to be performed by it under the Plan of Arrangement;

(c) Mineco shall not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement and the Share Subscription; and

(d) Until the Effective Time, Mineco shall not engage in any business or take any action except for activities related to a private or public financing of Mineco or in accordance with the transactions contemplated by this Agreement, the Mining Conveyance Agreement, the Ontario Mining and Environmental Services Conveyance Agreement, the Indemnification Agreement and the Plan of Arrangement; and

3.4 Covenants of Oilco

Oilco hereby covenants and agrees with the parties hereto as follows:

(a) Oilco shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions contemplated hereby and, without limiting the generality of the foregoing, Oilco shall seek and cooperate with Energyco in seeking:

(i) the approval of the TSX or the Venture Exchange to the listing of the Oilco Common Shares on the TSX or Venture Exchange,

(ii) the approval of any Authorized Authority and Third Party required to effect the transactions contemplated herein, in the Plan of Arrangement and in the Indemnification Agreement,

(iii) the Interim Order and the Final Order as provided for in subsection 3.1(a), and

(iv) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(b) at the Effective Time, Oilco shall perform the actions to be performed by it under the Plan of Arrangement;

(c) Oilco shall not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement and the Share Subscription; and

(d) Until the Effective Time, Oilco shall not engage in any business or take any action except for activities related to a private or public financing of Oilco, Resourceco or the Partnership (including by way of a business combination involving any of such parties) or in accordance with the transactions contemplated by this Agreement, the Plan of Arrangement and the Oilco Arrangement Agreement.

3.5 Covenants of Resourceco

Resourceco hereby covenants and agrees with the parties hereto as follows:

(a) Resourceco shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement, the Mining Conveyance Agreement, the Petroleum and Natural Gas Conveyance Agreement, the Contribution Agreement, the Indemnification Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions contemplated hereby and, without limiting the generality of the foregoing, Resourceco shall seek and cooperate with Energyco in seeking:

(i) the approval of the TSX or the Venture Exchange to the listing of the Oilco Common Shares on the TSX or Venture Exchange,

(ii) the approval of any Authorized Authority and Third Party required to effect the transactions contemplated herein, in the Plan of Arrangement and in the Indemnification Agreement,

(iii) the Interim Order and the Final Order as provided for in subsection 3.1(a), and

(iv) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(b) at the Effective Time, Resourceco shall perform the actions to be performed by it under the Plan of Arrangement;

(c) Resourceco shall not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement and the Share Subscription; and

(d) Until the Effective Time, Resourceco shall not engage in any business or take any action except for activities related to a private or public financing of Oilco, Resourceco or the Partnership (including by way of a business combination involving any of such parties) or in accordance with the transactions contemplated by this Agreement, the Mining Conveyance Agreement, the

Petroleum and Natural Gas Conveyance Agreement, the Contribution Agreement, the Indemnification Agreement, the Plan of Arrangement and the Oilco Arrangement Agreement.

3.6 **Covenants of the Partnership**

The Partnership hereby covenants and agrees with the parties hereto as follows:

(a) the Partnership shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement, the Mining Conveyance Agreement, the Contribution Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions contemplated hereby and, without limiting the generality of the foregoing, the Partnership shall seek and cooperate with Energyco in seeking:

(i) the approval of the TSX or the Venture Exchange to the listing of the Oilco Common Shares on the TSX or the Venture Exchange,

(ii) the approval of any Authorized Authority and Third Party required to effect the transactions contemplated herein and the Plan of Arrangement,

(iii) the Interim Order and the Final Order as provided for in section 3.1(a), and

(iv) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(b) at the Effective Time, the Partnership shall perform the actions to be performed by it under the Plan of Arrangement;

(c) the Partnership shall not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement and the Share Subscription; and

(d) until the Effective Time, the Partnership shall not engage in any business or take any action except for activities related to a private or public financing of Oilco, Resourceco or the Partnership (including by way of a business combination involving any of such parties) or in accordance with the transactions contemplated by this Agreement, the Mining Conveyance Agreement, the Contribution Agreement, the Plan of Arrangement and the Oilco Arrangement Agreement.

3.7 **Covenants of Mine Holdco**

Mine Holdco hereby covenants and agrees with the parties hereto as follows:

(a) Mine Holdco shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions contemplated hereby and, without limiting the generality of the foregoing, Mine Holdco shall seek and cooperate with Energyco in seeking:

(i) the approval of any Authorized Authority required to effect the transactions contemplated herein and in the Plan of Arrangement,

(ii) the Interim Order and the Final Order as provided for in subsection 3.1(a), and

(iii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(b) at the Effective Time, Mine Holdco shall perform the actions to be performed by it under the Plan of Arrangement;

(c) Mine Holdco shall not perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement; and

(d) Mine Holdco shall not engage in any business or take any action except in accordance with the transactions contemplated by this Agreement and the Plan of Arrangement.

3.8 Covenants of the Mine Holdco Shareholder

The Mine Holdco Shareholder hereby covenants and agrees with the parties hereto as follows:

(a) the Mine Holdco Shareholder shall perform the obligations required to be performed by him, and shall enter into all agreements required to be entered into by him under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the transactions contemplated hereby; and

(b) at the Effective Time, the Mine Holdco Shareholder shall perform the actions to be performed by him under the Plan of Arrangement.

3.9 Expenses

Except as agreed herein and in the Indemnification Agreement, Energyco shall be responsible for and shall pay all of the expenses of all of the parties hereto that are incurred or payable by such parties up to the Effective Time in connection with the entering of this Agreement and the completion of the transactions contemplated hereby, including without limitation, the fees and expenses of the solicitors, accountants and other advisors of each of the parties up to the maximum amount stated in paragraph (f) of Appendix 6 to this Agreement.

3.10 Employment and Employee Benefits

(a) Mineco shall offer employment to the employees of Energyco not offered positions with Resourceco in section 3.10(b), effective on the Effective Date on substantially similar terms and conditions of employment that are no less favourable to each individual in the aggregate and in substantially similar or equivalent positions, as provided to such employees by Energyco immediately prior to the Effective Date.

(b) Oilco shall offer employment to the employees of Energyco designated by Energyco as being related to Energyco's petroleum and natural gas business, or cause such employment to be offered by Resourceco or the Partnership, effective on the Effective Date on substantially similar terms and conditions of employment that are no less favourable to each individual in the aggregate and in substantially similar or equivalent positions, as provided to such employees by Energyco immediately prior to the Effective Date.

(c) From and after the Effective Date, each of Mineco and Oilco shall be responsible for the payment of employment benefits of employees hired by Mineco and Resourceco, respectively pursuant to sections 3.10(a) and 3.10(b).

(d) Each of Mineco and Oilco shall credit the employees hired by each of them pursuant to sections 3.10(a) and 3.10(b) with all service recognized by Energyco or its subsidiaries, as applicable, including all such periods of employment leave, for all purposes, including without limitation, all employee benefits.

3.11 Access to Information

Subject to Applicable Law and the Indemnification Agreement, after the Effective Time, each of the parties hereto shall afford each other, upon reasonable notice, access, during normal business hours to its properties, books, contracts and records as well as to its management personnel and shall provide similar access to the officers, employees, counsel, accountants and other authorized representatives and advisors of the other parties, in each case subject to appropriate restrictions for privileged or confidential information, insofar as such access, including duplication of documents, is reasonably required by the requesting party for the conduct of any and all aspects of that party's business, including in connection with the prosecution or defence of any claim by or against that party, the preparation and filing of tax returns, to comply with this Agreement, or as required by a party to comply with any obligations under Applicable Law. Each party shall also take reasonable steps to preserve and keep the records delivered to it in connection with completion of the Arrangement for a period of six years from the Effective Date, or for any longer period as may be required by any law or governmental authority, and shall make such records available to the other parties in connection with the foregoing.

ARTICLE 4
INDEMNITY

4.1 Mineco's Liability and Indemnity

(a) Mineco acknowledges that it is familiar with the Uranium Assets and the Ontario Assets, including their respective past and present uses and that it is acquiring the Uranium Assets and the Ontario Assets on an "as is, where is" basis and subject to all of the Mineco Liabilities howsoever and whensoever arising, and waives all title defects that may exist on the Effective Date.

(b) From and after Effective Date and in addition to any other covenant in this Agreement, Mineco shall assume all liability for and indemnify, defend and save harmless Energyco, its successors and assigns (the "Energyco Indemnified Parties") from and against all Losses suffered, sustained, paid or incurred by Energyco Indemnified Parties which arise out of any matter or thing existing or occurring prior to, on or after the Effective Date relating to the Uranium Assets, the Ontario Assets or the Mineco Liabilities (including any expenses of Energyco accrued but not paid up until the Effective Time, less any amount that is allocable to Resourceco under Section 11.3(d) of the Oilco Arrangement Agreement), whether asserted or claimed prior to, at or after the Effective Date. Mineco shall not be entitled to exercise and hereby waives any rights or remedies Mineco may now or in the future have against Energyco Indemnified Parties in respect of Environmental Liabilities forming part of the Mineco Liabilities, whether such rights and remedies are pursuant to the common law, statute or otherwise, including, without limitation, the right to name an Energyco Indemnified Party as a third party to any action commenced by any Third Party against Mineco.

(c) From and after the Effective Date and in addition to any other covenant in this Agreement, Mineco shall see to the timely performance of the Mineco Liabilities. Mineco shall be liable to Energyco for and shall, in addition, indemnify Energyco from and against, all Losses suffered, sustained, paid or incurred by Energyco should Mineco fail in the timely performance of such obligations.

(d) From and after the Effective Date and in addition to any other covenant in this Agreement, Mineco shall assume all liability for and indemnify, defend and save harmless Energyco Indemnified Parties from and against any and all Losses suffered, sustained, paid or incurred by Energyco Indemnified Parties which arise out of any matter or thing occurring prior to, on or after the Effective Date, as a result of any and all interests, rights, obligations, indemnities, guarantees (whether financial or for performance), and agreements of any kind whatsoever and whether matured or not, direct or indirect, contingent or absolute, held or provided by, or by which, the Indemnified Parties are bound, relating to the Uranium Assets, the Ontario Assets and any real property previously owned, operated or controlled by Energyco, or any entity amalgamated with or wound up into Energyco on or prior to the Effective Date (other than any petroleum and natural gas interests in which Energyco or any entity amalgamated or wound up into Energyco on or prior to the date hereof previously had an interest after January 1, 2001), including any guarantees, sureties, indemnities, letters of credit or any other obligations that are created, whether by statute,

law or contract or any other way howsoever, and whether as a party or as agent, guarantor, surety or indemnitor or otherwise.

(e) Mineco shall assume all liability for and indemnify, defend and save harmless Energyco Indemnified Parties from and against any and all Losses suffered or incurred by them in relation to any Claim, actual, threatened or anticipated, for which the Energy Indemnified Parties have provided written notice to the Indemnifying Party within a 5 year period following the Effective Date, relating to:

(i) the breach of any covenant, agreement, representation or warranty of Mineco in favour of Energyco or of Energyco contained in this Agreement, the Mining Conveyance Agreement, the Ontario Mining and Environmental Services Conveyance Agreement, the Consent Consideration Agreement and the Petroleum and Natural Gas Conveyance Agreement (other than breaches of the New Energyco Obligations, Sections 4.1(a) to (d) of this Agreement and the provisions of the Mining Conveyance Agreement and the Ontario Mining and Environmental Services Conveyance Agreement relating to the assumption of the Mineco Liabilities by Mineco) or a breach of any representation or warranty of Resourceco contained in this Agreement or the Petroleum and Natural Gas Conveyance Agreement; and

(ii) a breach by Energyco of the representations and warranties contained in Article 3 of the Subscription Agreement,

provided however that the maximum amount for which Mineco shall be required to indemnify Energyco Indemnified Parties under the Section 4.1(e) shall be the amount of the proceeds of the Share Subscription, and provided further that nothing in this subsection 4.1(e) shall restrict or prohibit Energyco's ability to pursue Mineco for breaches of Sections 4.1(a) to (d) of this Agreement and the provisions of the Mining Conveyance Agreement and the Ontario Mining and Environmental Services Conveyance Agreement relating to the assumption of the Mineco Liabilities by Mineco.

(f) Notwithstanding any provision of this Agreement to the contrary, the obligations of Mineco under this Section 4.1 shall not apply to Losses that (i) are reimbursed to Energyco by insurance maintained by Energyco, (ii) are caused by or result from Energyco filing or re-filing any federal or provincial tax return after the Effective Date without the prior written consent of Mineco, such consent not to be unreasonably withheld, (iii) relate to any income tax liability arising under the laws of Ontario in respect of the corporation formed upon the amalgamation of Energyco and Tenwest pursuant to the Plan of Arrangement for any of its taxation years commencing on or after the Effective Date, (iv) arise as a result of the Share Subscription, (v) relate to the Retained Liabilities, or (vi) result from a failure by Energyco to perform the New Energyco Obligations.

4.2 Resourceco's Liability and Indemnity

(a) Resourceco acknowledges that it is familiar with the Petroleum and Natural Gas Assets, including their respective past and present uses and that it is acquiring the Petroleum and Natural Gas Assets on an "as is, where is" basis and subject to all of the PNG Liabilities howsoever and whensoever arising, and waives all title defects that may exist on the Effective Date.

(b) From and after Effective Date and in addition to any other covenant in this Agreement, Resourceco shall assume all liability for and indemnify, defend and save harmless Energyco Indemnified Parties from and against, all Losses suffered, sustained, paid or incurred by Energyco Indemnified Parties, howsoever or by whomsoever caused which arise out of any matter or thing existing or occurring prior to, on or after the Effective Date relating to the Petroleum and Natural Gas Assets, the PNG Liabilities or the Oilco Arrangement Agreement (other than Energyco's obligations in Section 11.3(b) and (c) of the Oilco Arrangement Agreement), whether asserted or claimed prior to, at or after the Effective Date. Resourceco shall not be entitled to exercise and hereby waives any rights or remedies Resourceco may now or in the future have against Energyco

Indemnified Parties in respect of such Environmental Liabilities forming part of the PNG Liabilities, whether such rights and remedies are pursuant to the common law, statute or otherwise, including, without limitation, the right to name an Energyco Indemnified Party as a third party to any action commenced by any Third Party against Resourceco.

(c) From and after the Effective Date and in addition to any other covenant in this Agreement, Resourceco shall assume all liability for and indemnify, defend and save harmless Energyco Indemnified Parties from and against any and all Losses suffered and or incurred by Energyco Indemnified Parties which arise out of any matter or thing occurring prior to, on or after the Effective Date, as a direct or indirect result of any and all interests, rights, obligations, indemnities, guarantees (whether financial or for performance) and agreements of any kind whatsoever and whether matured or not, direct or indirect, contingent or absolute, held or provided by, or by which, the Indemnified Parties are bound, relating to the Petroleum and Natural Gas Assets and any petroleum and natural gas interests in which Energyco or any entity amalgamated with or would up into Energyco on or prior to the Effective Date previously had an interest after January 1, 2001, including Energyco's obligations under the Oilco Arrangement Agreement (other than Energyco's obligations in Section 11.3(b) and (c) of the Oilco Arrangement Agreement), any guarantees, sureties, indemnities, letters of credit or any other obligations that are created, whether by statute, law or contract or any other way howsoever, and whether as a party or as agent, guarantor, surety or indemnitor or otherwise.

(d) Resourceco shall assume all liability for and indemnify, defend and save harmless Energyco Indemnified Parties from and against any and all Losses suffered or incurred by them in relation to any Claim, actual, threatened or anticipated, for which the Energyco Indemnified Parties have provided written notice to the Indemnifying Party within a 5 year period following the Effective Date, as a result of the breach of any covenant or agreement of Resourceco contained in this Agreement, the Mining Conveyance Agreement or the Petroleum and Natural Gas Conveyance Agreement (other than breaches of New Energyco Obligations, Sections 4.2(a) to (c) of this Agreement and the provisions of the Petroleum and Natural Gas Conveyance Agreement relating to the assumption of the PNG Liabilities by Resourceco), provided that nothing in this Section 4.2(d) shall restrict or prohibit Energyco's ability to pursue Resourceco for breaches of Sections 4.2(a) to (c) of this Agreement and the provisions of the Petroleum and Natural Gas Conveyance Agreement relating to the assumption of the PNG Liabilities by Resourceco.

(e) The obligations of Resourceco under this Section 4.2 shall not apply to Losses that (i) are reimbursed to Energyco by insurance maintained by Energyco, (ii) are caused by or result from Energyco filing or re-filing any federal or provincial tax return after the Effective Date without the prior written consent of Resourceco, such consent not to be unreasonably withheld, (iii) relate to any income tax liability arising under the laws of Ontario in respect of the corporation formed upon the amalgamation of Energyco and Tenwest pursuant to the Plan of Arrangement for any of its taxation years commencing on or after the Effective Date, (iv) arise as a result of the Share Subscription, (v) relate to the Retained Liabilities or (vi) result from a failure by Energyco to perform the New Energyco Obligations.

4.3 Energyco's Liability and Indemnity

From and after the Effective Date, Energyco shall:

(a) be liable to Mineco and its successors and assigns (the "Mineco Indemnified Parties") for all Losses which the Mineco Indemnified Parties may suffer, sustain, pay or incur,

(b) be liable to Resourceco and its successors and assigns (the "Resourceco Indemnified Parties") for all Losses which the Resourceco Indemnified Parties may suffer, sustain, pay or incur,

(c) indemnify and save the Mineco Indemnified Parties and the Resourceco Indemnified Parties harmless from and against all Claims which may be brought against or suffered by the Mineco

Indemnified Parties or the Resourceco Indemnified Parties, as the case may be, or which they may sustain, pay or incur,

as a result of any matter or thing arising out of, resulting from, attributable to or connected with the failure of Energyco to assume, pay, perform, discharge and satisfy the Retained Liabilities.

4.4 Liability and Indemnity for General Corporate Matters

With respect to any Losses relating to Energyco's business prior to the Effective Time for which Energyco, Mineco and Resourceco are unable, acting reasonably, after reasonable discussions and inquiries, to determine whether such Losses are indemnifiable by Mineco under section 4.1 or Resourceco under section 4.2, such Losses shall be borne by Mineco and Resourceco, based upon the following pro-rata percentages:

Mineco	-	83.3%
Resourceco	-	16.7%

4.5 Procedure - Indemnities

The Parties acknowledge that they are parties to the Indemnification Agreement and hereby covenant that the procedures in respect of indemnification under this Article 4 shall be governed by the provisions of the Indemnification Agreement.

4.6 No Merger Of Legal Responsibilities

The Liabilities and indemnities created in this Article 4 shall be deemed to apply to, and shall not merge in, any assignments, transfers, conveyances, novations, trust agreements and other documents, including those conveying any of the Uranium Assets and Ontario Assets from Energyco to Mineco or the Petroleum and Natural Gas Assets from Energyco to Resourceco, notwithstanding the terms of such assignments, transfers, conveyances, novations and other documents, Applicable Law or any rule of law or equity to the contrary, and all such rules are hereby waived.

4.7 Sole Rights and Remedies

Notwithstanding the terms (either express or implied) of any other agreement among the Parties, this Agreement and the Indemnification Agreement set forth the sole rights, obligations and remedies of the Parties in respect of indemnities for Losses.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by all of the parties hereto, on or before the Effective Time, of the following conditions:

(a) the Reorganization Resolution, without amendment, except any such amendment as may be consented to by the Subscriber, shall have been passed by the Energyco Common Shareholders at the Meeting in accordance with the terms of the Interim Order;

(b) a special resolution of the Optionholders approving the Arrangement, without amendment, except any such amendment as may be consented to by the Subscriber, shall have been passed by the Optionholders at the Meeting in accordance with the terms of the Interim Order;

(c) the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to Energyco acting reasonably;

(d) the TSX or the Venture Exchange shall have confirmed, as of the Effective Date, the listing and posting for trading of the Mineco Common Shares issuable in the Arrangement, subject to compliance with the usual requirements of the TSX and the Venture Exchange, as the case may be, including provision of required documentation;

(e) the TSX or the Venture Exchange shall have confirmed, as of the Effective Date, the listing and posting for trading of the Oilco Common Shares issuable in the Arrangement, subject to compliance with the usual requirements of the TSX or the Venture Exchange, as the case may be, including provision of required documentation;

(f) the TSX shall have consented to the Arrangement, and the TSX shall have approved the listing thereon of the New Energyco Common Shares and the Share Subscription on or before the Effective Date, subject to compliance with the usual requirements of the TSX, including provision of required documentation;

(g) no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, or a declaratory judgment in respect of or damages on account of or relating to, the Arrangement, the Subscription Agreement, the Mining Conveyance Agreement, the Ontario Mining and Environmental Services Conveyance Agreement, the Petroleum and Natural Gas Conveyance Agreement, the Contribution Agreement or the Indemnification Agreement, and no cease trading or similar order with respect to any securities of Energyco, Mineco or Resourceco shall have been issued and remain outstanding;

(h) any orders or rulings required from the Ontario Securities Commission and securities regulatory authorities in each of the Provinces of Canada to permit the securities to be issued pursuant to the Arrangement without compliance with the registration and prospectus requirements under applicable Canadian securities laws and to permit the New Energyco Common Shares, the Mineco Common Shares and the Resourceco Common Shares issued under the Arrangement to be freely tradable in each of the Provinces of Canada shall have been obtained, each such order and ruling being in form and substance acceptable to Energyco;

(i) all material regulatory requirements shall have been complied with and all other material consents, agreements, orders and approvals, including regulatory and judicial approvals and orders, necessary for the completion of the transactions provided for in this Agreement, the Subscription Agreement, the Mining Conveyance Agreement, the Ontario Mining and Environmental Services Conveyance Agreement, the Petroleum and Natural Gas Conveyance Agreement, the Contribution Agreement or the Indemnification Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(j) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by Energyco, Mineco, Oilco, Resourceco or the Partnership acting reasonably;

(k) the Subscription Agreement shall not have been terminated, and the Purchase Price (as defined in the Subscription Agreement) shall have been paid into escrow by the subscriber pending the Effective Time and closing of the Share Subscription; and

(l) this Agreement shall not have been terminated under Article 6.

5.2 Conditions and Obligations of Each Party

The obligation of each of the parties hereto to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other parties

hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed in all material respects by each such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other parties hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time (other than representations and warranties that speak only to a specific time), and each such party shall have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.

5.3 Merger of Conditions

The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released upon the delivery to the Registrar pursuant to subsection 183(1) of the OBCA of a certified copy of the Final Order and articles of arrangement to give effect to the Arrangement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1 Amendment

This Agreement, including the Plan of Arrangement, the Mining Conveyance Agreement, the Petroleum and Natural Gas Conveyance Agreement, the Ontario Mining and Environmental Services Conveyance Agreement, the Contribution Agreement and the Indemnification Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Date, be amended in a manner not materially prejudicial to the Energyco Common Shareholders and Optionholders by written agreement of the parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Energyco Common Shareholders and Optionholders for any reason whatsoever. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify an representation contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; or

(d) make such alterations in this Agreement or the Plan of Arrangement as the Parties may consider necessary or desirable in connection with the Interim Order or the Final Order.

6.2 Termination

This Agreement may, at any time before or after the holding of the Meeting but no later than the Effective Date, be terminated by the board of directors of Energyco without further notice to, or action on the part of, the Energyco Common Shareholders or Optionholders.

Without limiting the generality of the foregoing, Energyco may terminate this Agreement:

(a) in the event that any right of dissent is exercised pursuant to Article 4 of the Plan of Arrangement (and not abandoned prior to the Effective Date) in respect of Energyco Common Shares representing more than 5% of the aggregate number of Energyco Common Shares outstanding as of the Effective Date; or

(b) if prior to the Effective Date the Subscription Agreement is terminated (i) by the Subscriber for any reason other than a breach of the Subscription Agreement by Energyco that gives the Subscriber the right to terminate the Subscription Agreement or (ii) by Energyco pursuant to any

term of the Subscription Agreement that gives Energyco the right to terminate the Subscription Agreement.

6.3 Effect of Termination

Upon the termination of this Agreement pursuant to section 6.2, no party shall have any liability or further obligation to any other party hereunder.

ARTICLE 7
POST CLOSING COVENANTS

7.1 Claims relating to Dissent Rights

Each of Energyco, Mineco and Resourceco covenant and agree in relation to all Claims by Energyco Common Shareholders that exercise Dissent Rights (as defined in the Plan of Arrangement), whether such Claims are made and any Losses incurred prior to or after the Effective Time, notwithstanding Article 4 of this Agreement and Section 2.3 of the Indemnification Agreement, that:

(a) from and after the Effective time, Losses shall be borne as incurred by Energyco, Mineco and Resourceco based upon the following pro-rata percentages:

Mineco	71.4%
Resourceco	14.3%
Energyco	14.3%,

it being understood that the obligations of Mineco and Resourceco under this Section 7.1(a) shall be in consideration for the return for cancellation of the Mineco Common Shares and Oilco Common Shares, respectively, by Energyco pursuant to Section 3.3 of the Plan of Arrangement.

(b) Mineco shall be granted and agrees to exercise the Power (as defined in the Indemnification Agreement).

7.2 Insurance

(a) Mineco shall use its commercially reasonable efforts to cause Energyco to become an additional named insured party under the Mining Insurance from and after the Effective Time. Mineco shall, until the expiry date of such insurance policies, (i) take such reasonable actions as are requested by Energyco to maintain Energyco's coverage under the Mining Insurance, and (ii) not take any action to cause the cancellation or termination of, or loss of coverage under, the Mining Insurance.

(b) Resourceco shall use its commercially reasonable efforts to cause Energyco to become an additional named insured party under the Petroleum and Natural Gas Insurance from and after the Effective Time. Resourceco shall, until the expiry date of such insurance policies, (i) take such reasonable actions as are requested by Energyco to maintain Energyco's coverage under the Petroleum and Natural Gas Insurance, and (ii) not take any action to cause the cancellation or termination of, or loss of coverage under, the Petroleum and Natural Gas Insurance.

7.3 Mineco Transaction

At any time that the Indemnification Agreement and the obligations of Mineco in Article 4 hereof are in effect, Mineco shall not:

(a) following the sale of all or substantially all of its assets in one transaction or series of transactions, pay any funds to its shareholders by way of dividends, return of capital or other capital distribution

or otherwise transfer the consideration received for such assets from such transaction or transactions to its shareholders without the prior written consent of Energyco, such consent not to be withheld unreasonably in light of the arrangements that are proposed to ensure Mineco's performance of its obligations under the Indemnification Agreement and Article 4 hereof; or

(b) consummate any amalgamation, arrangement, merger, capital reorganization or similar business combination with any third party unless the entity that will succeed to Mineco in such transaction will be at least as financially stable as Mineco is prior to such transaction, and concurrently with the completion of such transaction, the successor entity enters into an agreement with Energyco pursuant to which it confirms and agrees that it is bound by the obligations of Mineco under the Indemnification Agreement and Article 4 hereof, provided that this Section 7.3(b) shall not apply to any investment in Mineco by a third party or similar transaction that does not have an effect on Mineco's continuing existence as a corporation or its ability to perform its obligations under the Indemnification Agreement and Article 4 hereof, provided that Mineco's covenant in this Section 7.3(b) shall terminate and be of no further force and affect on the fifth anniversary of the date hereof provided that Energyco shall have been provided with evidence to its satisfaction, acting reasonably, that Mineco's market capitalization is in excess of $100 million on that date.

7.4 Nature of Obligations

The parties hereto agree that the obligations of Energyco, Mineco and Resourceco under Article 4 hereof shall survive the effectiveness of the Arrangement.

ARTICLE 8
GENERAL

8.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Energyco:

Prior to the Effective Time

Denison Energy Inc.
Atrium on Bay
40 Dundas Street West, Suite 320
Toronto, Ontario M5G 2C2

Attention: E. Peter Farmer
Facsimile: (416) 979-5893

After the Effective Time

c/o Matco Capital Ltd.
400, 407 – 8th Avenue S.W.
Calgary, AB T2P 1E5

Attention: Ron Mathison
Facsimile: (403) 294-0105

If to Tenwest, Mineco or Mine Holdco:

Tenwest Uranium Limited/Denison Mines Inc./
Denison Mine Holding Corporation
Atrium on Bay
40 Dundas Street West, Suite 320
Toronto, Ontario M5G 2C2

Attention: E. Peter Farmer
Facsimile: (416) 979-5893

If to Oilco, Resourceco or the Partnership:

Denison Oil Corporation/Denison Resources Inc./Denison Resources Partnership
c/o Denison Energy Inc.
Atrium on Bay
40 Dundas Street West, Suite 320
Toronto, Ontario M5G 2C2

Attention: E. Peter Farmer
Facsimile: (416) 979-5893

If to the Mine Holdco Shareholder

E. Peter Farmer
c/o Denison Energy Inc.
Atrium on Bay
40 Dundee Street West, Suite 320
Toronto, Ontario M5G 2C2

The date of receipt of any such notice shall be deemed to be the date of delivery or facsimile transmission thereof.

8.2 Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party hereto.

8.3 Binding Effect

This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns and, in the case of the Arrangement, shall enure to the benefit of the Energyco Common Shareholders.

8.4 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same. Waivers may only be granted upon compliance with the terms governing amendments set forth in section 6.1, applied mutatis mutandis.

8.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

8.6 Counterparts

This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written.

DENISON ENERGY INC.

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President and Chief Financial Officer

Per: *"Gregory S. Fletcher"*
Name: Gregory S. Fletcher
Title: Director

DENISON MINES INC.

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

DENISON OIL CORPORATION

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

DENISON RESOURCES INC.

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

DENISON RESOURCES PARTNERSHIP
By its Managing Partner,
DENISON RESOURCES INC.

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

DENISON MINE HOLDING CORPORATION

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

E. PETER FARMER

"E. Peter Farmer"
____

APPENDIX 1 TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith:

1.1.1 "ABCA" means the Business Corporations Act (Alberta);

1.1.2 "Arrangement" means the arrangement proposed under the provisions of section 182 of the OBCA on the terms set out in this Plan of Arrangement;

1.1.3 "Arrangement Agreement" means the arrangement agreement, dated December 30, 2003, as amended and restated on January 26, 2004 and January 28, 2004 among Energyco, Tenwest, Mineco, Mine Holdco, Resourceco, Oilco, the Partnership and the Mine Holdco Shareholder to which this Plan of Arrangement is attached as Appendix 1, as the same may be amended from time to time;

1.1.4 "Business Day" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Calgary and the City of Toronto;

1.1.5 "Certificate of Arrangement" means the certificate or certificates to be issued by the Registrar pursuant to subsection 183(2) of the OBCA giving effect to the Arrangement;

1.1.6 "Cogema Loan and Security Documents" means the agreements and instruments pursuant to which Mineco will assume Energyco's obligations under Energyco's loan agreement with Cogema Resources Inc., as more specifically defined in the Mining Conveyance Agreement;

1.1.7 "Contribution Agreement" means the asset contribution agreement, to be dated as of the Effective Date, between Resourceco and the Partnership providing for the contribution of the Petroleum and Natural Gas Assets to the Partnership by Resourceco, in the form of Appendix 5 to the Arrangement Agreement;

1.1.8 "Court" means the Superior Court of Justice of Ontario;

1.1.9 "Depository" means Computershare Trust Company of Canada or such other trust company designated by Energyco;

1.1.10 "Dissent Rights" means the right of a holder of Energyco Common Shares to dissent in respect of the Arrangement pursuant to the procedures set forth in section 185 of the OBCA and section 4.1 hereof, as modified by the Interim Order;

1.1.11 "Effective Date" means the date shown on the Certificate of Arrangement;

1.1.12 "Effective Time" means the time at which the Registrar issues the Certificate of Arrangement;

1.1.13 "Energyco" means Denison Energy Inc., a corporation amalgamated under the OBCA, as such corporation may be further amalgamated pursuant to section 3.1.2 hereof;

1.1.14 "Energyco Common Share" means any one of the common shares (as presently constituted) which Energyco is authorized to issue;

1.1.15 "Energyco Common Shareholders" means those persons who are registered holders of Energyco Common Shares as of the Effective Date;

1.1.16 "Energyco Note" means the promissory note to be issued by Energyco to Mineco in respect of the Excess Liabilities, substantially in the form of Schedule G to the Ontario Mining and Environmental Services Conveyance Agreement;

1.1.17 "Energyco Spin-Out Share" means a Series I Preference Share of Energyco which Energyco shall be authorized to issue pursuant to section 3.1.16 hereof having the special rights and restrictions set forth in Schedule B hereto;

1.1.18 "Excess Liabilities" means the amount by which the sum of the value of the Mineco Common Shares issued to Energyco pursuant to the Ontario Mining and Environmental Services Conveyance Agreement and the Fair Market Value of the Ontario Liabilities exceeds the Fair Market Value of the Ontario Assets, as more specifically defined in the Ontario Mining and Environmental Services Conveyance Agreement;

1.1.19 "Fair Market Value" means, with respect to the Ontario Assets, Ontario Liabilities, Mining Leases, Uranium Infrastructure, Uranium Liabilities, the Petroleum and Natural Gas Assets and the PNG Liabilities, the fair market value thereof at the Effective Time as determined by arm's length negotiations between knowledgeable parties;

1.1.20 "Final Order" means the final order of the Court approving the Arrangement pursuant to the OBCA;

1.1.21 "Greek Assets" means the assets associated with Energyco's operations in Greece, which are being retained by Energyco following the Arrangement. as more specifically defined in the Petroleum and Natural Gas Conveyance Agreement;

1.1.22 "Holder" or "holder", when not qualified by the adjective "registered", means the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the register of security holders of Energyco, Mineco, Mine Holdco, Oilco or Resourceco, as the case may be;

1.1.23 "Information Circular" means the management information circular of Energyco to be prepared and sent to the holders of Energyco Common Shares and Options in connection with the Meeting, together with any amendments thereto;

1.1.24 "Interim Order" means the interim order to be obtained from the Court, providing for special meetings of the Energyco Common Shareholders and the Optionholders to consider and approve the Arrangement and for certain other procedural matters as well as for the issue of a notice of application for the Final Order;

1.1.25 "ITA" means the Income Tax Act (Canada), as amended;

1.1.26 "Letter of Transmittal" means the Letter of Transmittal pursuant to which an Energyco Common Shareholder is required to deliver certificates representing Energyco Common Shares in order to receive, on completion of the Plan of Arrangement, New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares;

1.1.27 "Meeting" means the special meeting of the holders of Energyco Common Shares to be held to consider the Arrangement, and any adjournment thereof;

1.1.28 "Mineco" means Denison Mines Inc., a corporation incorporated under the OBCA;

1.1.29 "Mineco Common Shares" means any one of the unlimited number of common shares which Mineco is authorized to issue;

1.1.30 "Mineco First Note" means the promissory note to be issued by Mineco to the Partnership as consideration for the Mining Leases, substantially the form of Schedule G to the Mining Conveyance Agreement;

1.1.31 "Mineco Second Note" means the promissory note to be issued by Mineco to the Partnership as consideration for the Uranium Infrastructure, substantially in the form of Schedule H to the Mining Conveyance Agreement;

1.1.32 "Mine Holdco" means Denison Mine Holding Corporation, a corporation incorporated under the OBCA;

1.1.33 "Mine Holdco Non-Voting Shares" means the Class B Non-Voting Common Shares which Mine Holdco is authorized to issue;

1.1.34 "Mine Holdco Shareholder" means the holder of the Mine Holdco Voting Share immediately before the Effective Time;

1.1.35 "Mine Holdco Voting Share" means the Class A Voting Common Share which Mine Holdco is authorized to issue;

1.1.36 "Mining Conveyance Agreement" means the conveyance agreement, to be dated as of the Effective Date, among Energyco, Mineco, Resourceco and the Partnership, providing for the transfer of the Uranium Assets among the parties thereto and the assumption by Mineco of the Uranium Liabilities at the Effective time, in the form of Appendix 2 to the Arrangement Agreement;

1.1.37 "Mining Leases" means the mining leases, licenses, permits and contractual rights of Energyco to be transferred pursuant to the Mining Conveyance Agreement, as more specifically defined in the Mining Conveyance Agreement;

1.1.38 "New Energyco Common Shares" means the Class A Common Shares of Energyco that Energyco shall be authorized to issue pursuant to section 3.1.16 hereof and having the special rights and restrictions set forth in Schedule A hereto;

1.1.39 "Non-Resident" means Energyco Common Shareholders who are not residents of Canada for the purposes of the ITA;

1.1.40 "OBCA" means the Business Corporations Act (Ontario);

1.1.41 "Oilco" means the Denison Oil Corporation, a corporation incorporated under the ABCA;

1.1.42 "Oilco Common Shares" means any one of the unlimited number of common shares which Oilco is authorized to issue;

1.1.43 "Ontario Assets" means the assets associated with Energyco's environmental services business and mining business in Ontario to be transferred to Mineco pursuant to the Ontario Mining and Environmental Services Conveyance Agreement, as more specifically defined in the Ontario Mining and Environmental Services Conveyance Agreement;

1.1.44 "Ontario Liabilities" means the liabilities associated with the Ontario Assets, as more specifically defined in the Ontario Mining and Environmental Services Conveyance Agreement;

1.1.45 "Ontario Mining and Environmental Services Conveyance Agreement" means the conveyance agreement to be dated the Effective Date between Energyco and Mineco providing for the transfer of the Ontario Assets from Energyco to Mineco and the assumption by Mineco of the Ontario Liabilities at the Effective Time, in the form of Appendix 4 to the Arrangement Agreement;

1.1.46 "Optionholder" means those persons who are holders of Options as of the Effective Date;

1.1.47 "Optionholders' Resolution" means the special resolution of the holders of Options to be considered at the Meeting to approve and give effect to the Arrangement;

1.1.48 "Options" means options to purchase Energyco Common Shares under Energyco's stock option plan as currently in force;

1.1.49 "Partnership" means Denison Resources Partnership, a general partnership formed pursuant to the laws of Alberta;

1.1.50 "Partnership Agreement" means the Partnership Agreement, dated as of November 1, 2003, between Resourceco and Resource Holdco providing for the formation of the Partnership;

1.1.51 "Partnership Units" means a unit representing an undivided interest in the Partnership, as provided in the Partnership Agreement;

1.1.52 "Petroleum and Natural Gas Assets" means the assets associated with Energyco's petroleum and natural gas business to be transferred to Resourceco pursuant to the Petroleum and Natural Gas Conveyance Agreement, as more specifically defined in the Petroleum and Natural Gas Conveyance Agreement;

1.1.53 "Petroleum and Natural Gas Conveyance Agreement" means the conveyance agreement, to be dated as of the Effective Date, between Energyco and Resourceco providing for the transfer of the Petroleum and Natural Gas Assets from Energyco to Resourceco and the assumption by Resourceco of the PNG Liabilities at the Effective Time, in the form of Appendix 3 to the Arrangement Agreement;

1.1.54 "Plan of Arrangement" means this plan of arrangement, as it may be amended or varied from time to time in accordance with section 6.1 of the Arrangement Agreement;

1.1.55 "PNG Liabilities" means the liabilities associated with the Petroleum and Natural Gas Assets, as more specifically defined in the Petroleum and Natural Gas Conveyance Agreement;

1.1.56 "Registrar" means the Director appointed pursuant to section 272 of the OBCA;

1.1.57 "Reorganization Resolution" means the special resolutions of the holders of the Energyco Common Shares to be considered at the Meeting to, among other things, approve and give effect to the Arrangement and the Share Subscription;

1.1.58 "Residents" means Energyco Common Shareholders who are residents of Canada, for the purposes of the ITA;

1.1.59 "Resource Holdco" means Denison Resources Holding Corporation, a corporation incorporated under the ABCA;

1.1.60 "Resourceco" means Denison Resources Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Oilco;

1.1.61 "Resourceco Common Shares" means any one of the unlimited number of common shares which Resourceco is authorized to issue;

1.1.62 "Resourceco Note" means the promissory note to be issued by Resourceco to Energyco as consideration for the Mining Leases, substantially in the form of Schedule F to the Mining Conveyance Agreement;

1.1.63 "Share Subscription" means the subscription by Matco Capital Ltd. for that number of New Energyco Common Shares that is equal to 45% of the New Energyco Common Shares outstanding after giving effect to such subscription, as contemplated by the share subscription agreement dated December 30, 2003 between Matco Capital Ltd. as purchaser and Energyco as issuer;

1.1.64 "Tenwest" means Tenwest Uranium Limited, a corporation incorporated under the Business Corporations Act (Saskatchewan);

1.1.65 "Transfer Agent" means Computershare Trust Company of Canada;

1.1.66 "Uranium Assets" means the Mining Leases and the Uranium Infrastructure;

1.1.67 "Uranium Liabilities" means the liabilities associated with the Uranium Assets, as more specifically defined in the Mining Conveyance Agreement; and

1.1.68 "Uranium Infrastructure" means all of the assets associated with Energyco's business as a going concern to be conveyed to Mineco pursuant to the Mining Conveyance Agreement, as more specifically defined in the Mining Conveyance Agreement.

1.2 Schedules

The following schedules to this Plan of Arrangement are incorporated by reference and form part of the Plan of Arrangement:

Schedule A – Special Rights and Restrictions Attaching to New Energyco Common Shares
Schedule B – Special Rights and Restrictions Attaching to the Energyco Spin-Out Shares

1.3 Headings

The division of this Plan of Arrangement into articles, sections, subsections and paragraphs, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4 References to the Plan

The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs to this Plan of Arrangement.

1.5 Extended Meanings

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, forms, trusts, unincorporated organizations and corporations.

1.6 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 Summary of Purpose of Plan

The following is only intended to be a general statement of the purpose of the Plan of Arrangement and is qualified in its entirety by the specific provisions of the Plan of Arrangement:

> The purpose of this Plan of Arrangement is to implement a reorganization of the business of Energyco resulting in: (i) the amalgamation of Tenwest and Energyco; (ii) all of the Petroleum and Natural Gas Assets and the liabilities associated therewith being transferred to the Partnership; (iii) all of the Ontario Assets and the Uranium Assets and the liabilities associated therewith being transferred to Mineco; (iv) the distribution of Mineco Common Shares, Oilco Common Shares and New Energyco Common Shares to the Energyco Common Shareholders; and (v) the facilitation of the Share Subscription.

2.3 Binding Effect of Arrangement

At the Effective Time, this Plan of Arrangement shall be binding upon Energyco, the holders of Energyco Common Shares, the Optionholders, Mineco, the holders of Mineco Common Shares, Resourceco, Oilco, the holders of Oilco Common Shares, Mine Holdco, the holders of Mine Holdco Non-voting Shares, the Mine Holdco Shareholder, the Partnership and the partners of the Partnership.

2.4 No Effect on Security Interests

The Plan of Arrangement shall not, by virtue only of the transactions contained in the Plan of Arrangement, have any effect on the validity, effectiveness, enforceability, attachment or perfection of any security interest held by any person relating to any of the assets or property of any of the parties hereto. All transfers of assets in Section 3.1 shall be made subject to existing security interests in the assets so transferred.

2.5 Effectiveness of Arrangement

Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective.

ARTICLE 3
THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, the following shall occur and be deemed to occur in the following order without further act or formality, notwithstanding anything contained in the provisions attaching to any of the securities of Energyco, Mineco, Mine Holdco, Oilco, Resourceco, and the Partnership and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

3.1.1 Energyco will transfer the Ontario Assets to Mineco in accordance with the terms of the Ontario Mining and Environmental Services Conveyance Agreement. In consideration for the Ontario Assets, Mineco will:

(a) issue 10,000 Mineco Common Shares to Energyco; and

(b) assume the Ontario Liabilities.

Energyco will issue to Mineco in accordance with the Ontario Mining and Environmental Services Conveyance Agreement the Energyco Note in the amount of the Excess Liabilities.

3.1.2 Energyco and Tenwest (hereinafter sometimes referred to in this Section 3.1.2 as "predecessor corporations") will be amalgamated as if the amalgamation were carried out pursuant to subsection 178(1) of the OBCA, subject to the following:

(a) all the property of the predecessor corporations held immediately before the amalgamation will become the property of Energyco;

(b) all the liabilities and obligations of the predecessor corporations immediately before the amalgamation will become liabilities and obligations of Energyco;

(c) all the shares of Tenwest will be cancelled without any repayment of capital; and

(d) the Articles of Amalgamation and By-laws of Energyco immediately before such amalgamation shall become the Articles of Amalgamation and By-laws of the amalgamated corporation, which shall continue to be named "Denison Energy Inc.

3.1.3 Energyco will transfer the Mining Leases to Resourceco in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Mining Leases, Resourceco will issue the Resourceco Note in the principal amount of the Fair Market Value of the Mining Leases to Energyco.

3.1.4 Energyco will transfer the Petroleum and Natural Gas Assets to Resourceco in accordance with the terms of the Petroleum and Natural Gas Conveyance Agreement. In consideration for the Petroleum and Natural Gas Assets, Resourceco will:

(a) assume all of the PNG Liabilities; and

(b) issue to Energyco the number of Resourceco Common Shares equal to the number of Energyco Common Shares outstanding on the Effective Date, the aggregate value of such Resourceco Common Shares being the Fair Market Value of the Petroleum and Natural Gas Assets less the Fair Market Value of the PNG Liabilities.

3.1.5 Resourceco will transfer the Mining Leases to the Partnership in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Mining Leases, the Partnership will issue to Resourceco the number of Partnership Units representing the Fair Market Value of the Mining Leases based upon a price of $1,000 per Partnership Unit.

3.1.6 Energyco will transfer the Uranium Infrastructure to the Partnership in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Uranium Infrastructure, the Partnership will issue to Energyco the number of Partnership Units representing the Fair Market Value of the Uranium Infrastructure based upon a price of $1,000 per Partnership Unit.

3.1.7 The Partnership will transfer the Mining Leases to Mineco in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Mining Leases, Mineco will issue to the Partnership the Mineco First Note in the principal amount of the Fair Market Value of the Mining Leases.

3.1.8 The Partnership will transfer the Uranium Infrastructure to Mineco in accordance with the terms of the Mining Conveyance Agreement. In consideration for the Uranium Infrastructure, Mineco will issue to the Partnership the Mineco Second Note in the principal amount of the Fair Market Value of the Uranium Infrastructure.

3.1.9 The Partnership will have a year end for tax purposes under the ITA.

3.1.10 The Partnership will repurchase all of the Partnership Units held by Energyco. In consideration for such repurchase, the Partnership shall transfer the Mineco Second Note to Energyco.

3.1.11 Resourceco will transfer the Petroleum and Natural Gas Assets to the Partnership in accordance with the terms of the Contribution Agreement. In consideration for the Petroleum and Natural Gas Assets, the Partnership will:

(a) assume all of the PNG Liabilities; and

(b) issue to Resourceco the number of Partnership Units representing the Fair Market Value of the Petroleum and Natural Gas Assets less the Fair Market Value of the PNG Liabilities based upon a price of $1,000 per Partnership Unit.

3.1.12 The Partnership will transfer the Mineco First Note to Resourceco as a return of capital.

3.1.13 Resourceco will repay the principal amount of the Resourceco Note to Energyco by transferring the Mineco First Note to Energyco. Energyco will deliver the repaid Resourceco Note to Resourceco, and Resourceco will cancel the Resourceco Note.

3.1.14 Mineco will repay the principal amounts of the Mineco First Note and the Mineco Second Note to Energyco in accordance with the terms of the Mining Conveyance Agreement by:

(a) setting off the outstanding principal amount owing by Energyco under the Energyco Note from the outstanding principal amount of the Mineco First Note and the Mineco Second Note;

(b) assuming the Uranium Liabilities; and

(c) issuing to Energyco the number of Mineco Common Shares equal to the number of Energyco Common Shares outstanding on the Effective Date, less the number of previously issued and outstanding Mineco Common Shares.

As part of the assumption of the Uranium Liabilities referred to in paragraph (b) above, each of Energyco and Mineco will enter into the Cogema Loan and Security Documents to which it is a party.

3.1.15 Energyco will deliver the repaid Mineco First Note and Mineco Second Note to Mineco and will cancel the Energyco Note, and Mineco will deliver the Energyco Note to Energyco and will cancel the Mineco First Note and the Mineco Second Note.

3.1.16 The Articles of Incorporation of Energyco will be amended to:

(a) add the New Energyco Common Shares as a class of securities that Energyco is authorized to issue; and

(b) add the Energyco Spin-Out Shares as a class of securities that Energyco is authorized to issue.

The New Energyco Common Shares will have the special rights and restrictions set forth in Schedule A hereto and the Energyco Spin-Out Shares will have the special rights and restrictions set forth in Schedule B hereto.

3.1.17 Energyco will transfer all Resourceco Common Shares held by it to Oilco. In consideration for each Resourceco Common Shares received by it from Energyco, Oilco shall issue one fifth (1/5)

of an Oilco Common Share to Energyco. Oilco shall then repurchase from Energyco one Oilco Common Share held by Energyco at a price of $1.00, whereupon such Oilco Common Share shall be cancelled.

3.1.18 All Non-Residents (other than Non-Residents who exercise their Dissent Rights) will transfer their Energyco Common Shares to Mine Holdco. In consideration for each Energyco Common Share received from the Non-Residents, Mine Holdco agrees to deliver to the Non Residents one twenty-first (1/21) of a New Energyco Common Share, one Mineco Common Share and one fifth (1/5) of an Oilco Common Share following the completion of the transactions described in section 3.1.21.

3.1.19 Each Energyco Common Share (other than Energyco Common Shares held by Energyco Common Shareholders who exercise their Dissent Rights) will be exchanged for one twenty-first (1/21) of a New Energyco Common Share and one Energyco Spin-Out Share.

3.1.20 Each holder of Energyco Spin-Out Shares, other than Mine Holdco, will transfer their Energyco Spin-Out Shares to Mine Holdco. In consideration for each Energyco Spin-Out Share received, Mine Holdco agrees to cause Energyco to transfer one fifth (1/5) of an Oilco Common Share and one Mineco Common Share to the former holder of such Energyco Spin-Out Share.

3.1.21 Mine Holdco will issue to Energyco the number of Mine Holdco Non-Voting Shares equal to the number of Energyco Spin-Out Shares held by Mine Holdco. In consideration for the issue of the Mine Holdco Non-Voting Shares, Energyco will transfer Oilco Common Shares and Mineco Common Shares to the former holders of the Energyco Spin-Out Shares in accordance with Section 3.1.20 and transfer the remaining Oilco Common Shares and Mineco Common Shares held by Energyco to Mine Holdco.

3.1.22 Mine Holdco will satisfy its obligation to deliver New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares to Non-Residents under section 3.1.18 by delivering one twenty-first (1/21) of a New Energyco Common Share, one Mineco Common Share and one fifth (1/5) of an Oilco Common Share for each Energyco Common Share received from such Non-Residents under section 3.1.18.

3.1.23 Energyco will purchase the Mine Holdco Voting Share from the Mine Holdco Shareholder. In consideration for the Mine Holdco Voting Share, Energyco will pay $1.00 to the Mine Holdco Shareholder.

3.1.24 Mine Holdco will be dissolved as if such dissolution were to occur pursuant to Section 237 of the OBCA and the outstanding Spin-out Shares of Mine Holdco shall be cancelled.

3.1.25 The Articles of Energyco will be amended to remove the Spin-Out Shares as a class of securities that Energyco is authorized to issue.

3.1.26 All Options that have not been exercised prior to the Effective Time shall be cancelled and terminated and cease to represent any right or claim whatsoever, and Energyco's stock option plan shall be terminated.

3.2 Deemed Fully Paid and Non-Assessable Shares

All New Energyco Common Shares, Energyco Spin-Out Shares, Mineco Common Shares, Mine Holdco Non-Voting Shares, Resourceco Common Shares and Oilco Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the ABCA and OBCA, as applicable.

3.3 Mineco Common Shares and Oilco Common Shares held by Energyco

Subject to Section 4.1.2, all Mineco Common Shares and Oilco Common shares held by Energyco upon completion of the Arrangement, including as a result of Energyco Common Shareholders exercising their Dissent

Rights under Article 4 hereof, will be deemed to be transferred to Mineco and Oilco, respectively, for cancellation, effective as at the Effective Time. In consideration for the Mineco Common Shares transferred hereby to Mineco, Mineco agrees to satisfy its obligations with respect to Dissent Rights in Section 7.1(a) of the Arrangement Agreement. In consideration for the Oilco Common Shares transferred hereby to Oilco, Oilco agrees to cause Resourceco to satisfy Resourceco's obligations with respect to Dissent Rights in Section 7.1(a) of the Arrangement Agreement.

ARTICLE 4
RIGHT OF DISSENT

4.1 Energyco Common Shareholders

Each Energyco Common Shareholder is entitled to dissent and to be paid by Energyco the fair value of the Energyco Common Shares held by such holder, except as expressly indicated to the contrary in this section 4.1, in the manner set forth in section 185 of the OBCA in connection with the arrangement, provided that (i) notwithstanding subsection 185(6) of the OBCA, the written objection to the Reorganization Resolution referred to in subsection 185(6) of the OBCA must be received by Energyco not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting, (ii) such holder shall not have voted any of his, her or its Energyco Common Shares in favour of the Arrangement at the Meeting in person or by proxy, and (iii) any such holder who exercises such right to dissent and who:

4.1.1 is entitled to be paid for the fair value for his, her or its Energyco Common Shares, shall be deemed to have transferred such shares to Energyco for cancellation on the Effective Date but shall not be entitled to any other payment or consideration (including New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares that would be payable under this Arrangement had such holder not exercised such right of dissent); or

4.1.2 is for any reason not entitled to be paid for the fair value for his, her or its Energyco Common Shares, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Energyco Common Shareholder, and shall be entitled to New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares on the same basis as any non-dissenting Energyco Common Shareholder pursuant to this Plan of Arrangement.

4.2 Effect of Dissent

Upon compliance with section 4.1 hereof, Energyco shall not be required to recognize Energy Common Shareholders as shareholders of Energyco after the Effective Time, and the names of such holders shall be removed from the applicable register of shareholders as at the Effective Time.

ARTICLE 5
CERTIFICATES

5.1 Entitlement to Share Certificates

From and after the Effective Time, certificates formerly representing Energyco Common Shares will cease to represent such shares and will, subject to section 4.1, represent only the right to receive certificates representing New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares in accordance with the provisions of the Plan of Arrangement. As soon as practicable after the Effective Date, Energyco, Mineco and Oilco shall deliver to the Transfer Agent for the benefit of Energyco Common Shareholders, share certificates representing in the aggregate the New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares to which such holders are entitled following the Arrangement and shall deliver such certificates to the Transfer Agent to be delivered to such holders in accordance with the terms hereof.

5.2 Letters of Transmittal

At any time prior to the Effective Date or as soon as practicable after the Effective Date, Energyco shall forward or cause to be forwarded to each Energyco Common Shareholder (other than those shareholders who have

exercised or are deemed to have exercised their Dissent Rights), at the address of such Energyco Common Shareholder as it appears in the share register of Energyco, a Letter of Transmittal containing, among other things, instructions for obtaining delivery of the certificates for the New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares issuable to them pursuant to this Plan of Arrangement. Each Energyco Common Shareholder shall be entitled to receive certificates representing the applicable number of New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares upon delivering the certificate formerly representing such Energyco Common Shareholder's Energyco Common Shares to the Depository or as the Depository may otherwise direct and in accordance with the instructions contained in the Letter of Transmittal. The Depository shall register the New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares in the name of each Energyco Common Shareholder or as otherwise instructed in the Letters of Transmittal and shall deliver such shares as each such holder may direct in the Letter of Transmittal as soon as practicable after receipt by the Depository of such documents.

5.3 Rights of Energyco Common Shareholders after the Effective Time

After the Effective Time, the Energyco Common Shareholders shall not be entitled to any interest, dividend, premium or other payment on or with respect to Energyco Common Shares other than the New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares which they are entitled to receive pursuant to this Plan of Arrangement. Where a certificate formerly representing Energyco Common Shares is not deposited with all other documents as provided in Section 5.2 on or prior to the sixth anniversary date of the Effective Date, it shall cease to represent a right or claim of any kind or nature. Thereafter the New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares to be exchanged with the former holder of such certificate shall be deemed to be surrendered to Energyco together with all dividends, distributions, sale proceeds and interest thereon held for such Energyco Common Shareholder.

5.4 Use of Postal Services

Any share certificate which any person is entitled to receive in accordance with this Plan of Arrangement shall (unless the Transfer Agent shall have received instructions to the contrary from or on behalf of such person prior to the Effective Date) be forwarded by first class mail, postage prepaid, or in the case of postal disruption Canada, by such other means as the Transfer Agent may deem prudent.

5.5 Delivery of Share Certificates

The Transfer Agent shall deliver to each registered Energyco Common Shareholder, in accordance with the Letter of Transmittal, certificates representing the New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares to which such holder is entitled as soon as practicable after the Effective Time (unless the Transfer Agent shall have received instructions to the contrary from or on behalf of such person prior to the Effective Date).

5.6 Fractional Shares

No certificates or scrip representing fractional interest of less than one whole New Energyco Common Share, Mineco Common Share or Oilco Common Share will be issued. Instead, any fractional interests to which former Energyco Common Shareholders would otherwise be entitled shall be rounded up, without charge or cost, to the next greater whole number of New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares, as the case may be, if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down, without compensation, to the next lesser whole number of New Energyco Common Shares, Mineco Common Shares and Oilco Common Shares, as the case may be, if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Denison Energy Common Shares registered in the name of or beneficially held by an Energyco Common Shareholder or their nominee will be aggregated.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1 Amendment

This Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended in a manner not materially prejudicial to the shareholders of Energyco by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the shareholders or optionholders of Energyco for any reason whatsoever.

6.2 Termination

This Plan of Arrangement may, at any time before or after the holding of the Meeting but no later than the Effective Time, be terminated by the board of directors of Energyco without further notice to, or action on the part of, its shareholders or optionholders.

6.3 Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to section 6.2 hereof, no party shall have any liability or further obligation to any other party hereunder.

SCHEDULE "A" TO THE PLAN OF ARRANGEMENT

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO CLASS "A" COMMON SHARES OF DENISON ENERGY INC.

The Class A Common Shares of Denison Energy Inc. ("the Corporation") shall be called "Common Shares" and shall have attached thereto the following special rights and restrictions:

(a) Voting

The holders of the Common Shares or a fraction thereof shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation.

(b) Dividends

Subject to the rights of the holders of any other class of shares, the holders of the Common Shares shall in each year, in the discretion of the directors, be entitled out of monies lawfully available for dividends to pay such non-cumulative, non-preferential dividends payable at such times and in such amounts as may be determined in the absolute discretion of the Directors from time to time.

(c) Liquidation, Dissolution or Winding-Up

Subject to the rights of the holders of any other class of shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation shall be distributed rateably to the holders of the Common Shares.

SCHEDULE "B" TO THE PLAN OF ARRANGEMENT

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO SERIES 1 PREFERENCE SHARES OF DENISON ENERGY INC.

(a) Definitions

In these share conditions, the following words and phrases shall have the following meanings:

(i) "redemption price" of each preference share means the aggregate fair market value of one common share of Denison Resources Inc. and one common share of Denison Mines Inc.; and

(ii) "Act" means the Business Corporations Act (Ontario).

(b) Voting Rights

Subject to the Act, the holders of the preference shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

(c) Dividends

Subject to the Act, the holders of the preference shares shall not be entitled to receive any dividends of the Corporation.

(d) Redemption at Option of Corporation

Subject to the Act, the Corporation may redeem the whole or any part of the issued preference shares on payment for each share to be redeemed of the redemption price. If such redemption price plus any dividends declared but unpaid thereon is paid to such holders, or is deposited with any chartered bank or trust company in Canada, as specified in the notice, on or before the date fixed for redemption, dividends on the shares to be redeemed shall cease after the date fixed for redemption and the holders thereof shall thereafter have no rights against the Corporation in respect thereof except to receive payment of the redemption price plus any dividends declared but unpaid thereon.

(e) Redemption at Option of Holder

(i) General - Subject to the Act, a holder of any preference shares shall be entitled to require the Corporation to redeem the whole or any part of the preference shares registered in the name of such holder on the books of the Corporation.

(ii) Notice - A holder of such shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (i) that such holder desires to have the whole or any part of the preference shares registered in the name of such holder redeemed by the Corporation and (ii) the business day, which shall be not less than 30 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem such shares (the "redemption date"), together with the share certificates, if any, representing the preference shares which the registered holder desires to have the Corporation redeem.

(iii) Redemption Procedure - Upon receipt of such request and share certificates, the Corporation shall, on the redemption date, redeem such shares by paying to such registered holder an amount equal to the redemption price plus any dividends declared but unpaid thereon. Such payment shall be made by cheque payable at any branch in

Canada of one of the Corporation's bankers for the time being. If a part only of the preference shares represented by any certificates are redeemed, a new certificate for the balance shall be issued by the Corporation.

(iv) Cessation of Rights - The preference shares shall be redeemed on the redemption date and thereafter such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price plus any dividends declared but unpaid thereon is not made on the redemption date, in which case the rights of the holders of such shares shall remain unaffected.

(f) Distribution Rights

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the preference shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the common shares, an amount equal to the redemption price of such shares plus any dividends declared but unpaid thereon and no more.

EXHIBIT H

FORTE ARRANGEMENT AGREEMENT AND FORTE PLAN OF ARRANGEMENT ATTACHED THERETO AS SCHEDULE "A"

ARRANGEMENT AGREEMENT

AMONG

DENISON ENERGY INC.

AND

DENISON OIL CORPORATION

AND

1087215 ALBERTA LTD.

AND

FORTE OIL CORPORATION

AND

DENISON RESOURCES INC.

AND

DENISON RESOURCES PARTNERSHIP

AND

DENISON MINES INC.

DATED THE 28TH DAY OF JANUARY, 2004

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 28th day of January, 2004

AMONG:

DENISON ENERGY INC., a corporation amalgamated under the laws of the Province of Ontario ("**Energyco**")

- and -

DENISON RESOURCES INC., a corporation incorporated under the laws of the Province of Alberta ("**Resourceco**")

- and -

DENISON OIL CORPORATION, a corporation incorporated under the laws of the Province of Alberta ("**Resource Parentco**")

- and -

DENISON RESOURCES PARTNERSHIP, a general partnership formed under the laws of the Province of Alberta (the "**Partnership**")

- and -

1087215 ALBERTA LTD., a corporation incorporated under the laws of the Province of Alberta ("**Subco**")

- and -

FORTE OIL CORPORATION, a corporation incorporated under the laws of the Province of Alberta ("**Forte**")

- and -

DENISON MINES INC., a corporation incorporated under the laws of the Province of Ontario ("**Mineco**")

WITNESSES THAT:

WHEREAS the board of directors of Energyco has determined that it is in the best interests of the Energyco and the Energyco Common Shareholders to effect a plan of arrangement under the OBCA pursuant to which (a) Energyco's mining business will be transferred to Mineco, (b) Energyco's petroleum and natural gas exploration and development business will be transferred to the Partnership, and (c) the Energyco Common Shareholders shall become shareholders of each of Mineco and Resource Parentco in proportion to their shareholdings in Energyco;

AND WHEREAS Energyco intends to propose an arrangement (the "Energyco Arrangement") to its securityholders under section 182 of the OBCA;

AND WHEREAS Energyco, Mineco, Resourceco, the Partnership, Tenwest Uranium Limited ("Tenwest"), Denison Mine Holding Corporation ("Mine Holdco") and E. Peter Farmer entered into an arrangement

agreement made as of December 30, 2003, as amended and restated as at the date hereof to, among other things, include Resource Parentco as a party to the agreement (collectively, the "Energyco Arrangement Agreement") providing for the Energyco Arrangement;

AND WHEREAS upon completion of the Energyco Arrangement, Resourceco will be the holder of 99.9% of the units issued by the Partnership with the remaining 0.1% of such units to be owned by Resourceco's wholly-owned subsidiary, Denison Resources Holding Corporation ("Resource Holdco");

AND WHEREAS immediately following the completion of the Energyco Arrangement, the parties hereto propose to complete a business combination to combine the business and assets of Resource Parentco (immediately following the Energyco Arrangement) and Forte and complete such other transactions as are set forth in the Plan of Arrangement;

AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS Mineco is a party to this Agreement for the sole purpose of receiving the benefits under section 11.4 herein;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meaning ascribed to such capitalized word or term below:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9 as from time to time amended or re-enacted;

(b) "**Acquisition Proposal**" means, other than the Permitted Transactions, any inquiry or proposal (other than an inquiry or proposal made by a party hereto with respect to the Arrangement) regarding (i) any merger, amalgamation, consolidation, share exchange, reorganization, business combination or other similar transaction or series of related transactions involving Energyco or its subsidiaries that could affect or relates to the Energyco PNG Assets or involving Forte, as the case may be, (ii) any sale, lease, exchange, transfer or other disposition of the Energyco PNG Assets or a substantial amount of assets of Forte, as the case may be, or (iii) any other similar transaction or series of related transactions which would or could hinder, impede, interfere with, prevent or delay the consummation of the transactions contemplated by, or otherwise defeat the purpose of, this Agreement or which would or could reasonably be expected to materially reduce the benefits of this Agreement or the Arrangement to the other party;

(c) "**Adjusted Net Debt**" has the meaning ascribed thereto in section 11.4(b) hereof;

(d) "**Adjustment Date**" has the meaning ascribed thereto in section 11.4(a) hereof;

(e) "**affiliate**" has the meaning set forth in the ABCA;

(f) "**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this arrangement agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

(g) **"Amalgamated Corporation"** means the corporation resulting from the amalgamation of Forte and Subco under the Arrangement;

(h) **"Arrangement"** means the arrangement under the provisions of section 193 of the ABCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or at the direction of the Court in the Final Order;

(i) **"Arrangement Resolution"** means the resolution to be presented to the Energyco Common Shareholders at the Energyco Meeting approving the Arrangement and the Resourceco Parentco securities to be issued in connection therewith and **"Arrangement Resolutions"** means the Arrangement Resolution and matters related thereto, including the issuance of Resource Parentco Common Shares in connection with the Arrangement, the conversion of the Resource Parentco Performance Shares and the exercise of Resource Parentco Options, the appointment of directors and auditors of Resource Parentco, the approval of a share option plan for Resource Parentco, the name change of Denison Oil Corporation to "Forte Resources Inc." and blanket shareholder approval for private placements by Resource Parentco;

(j) **"Articles of Arrangement"** means articles of arrangement in respect of the Arrangement required by the ABCA to be filed by the Registrar after the Final Order is made;

(k) **"ATB Debt"** means the outstanding indebtedness under Energyco's existing credit facility with the Alberta Treasury Branch;

(l) **"Business Day"** means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

(m) **"Calfrac"** means Calfrac Well Services Ltd., a privately held Alberta based oil and gas services company;

(n) **"Calfrac Option Agreement"** means the option agreement dated December 30, 2003 among Energyco, Calfrac and Matco Investments Ltd., pursuant to which Energyco was granted an option to purchase all of the shares of Calfrac;

(o) **"Canadian GAAP"** means generally accepted accounting principles in Canada;

(p) **"Certificate"** means the certificate giving effect to the Arrangement issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(q) **"Cogema"** means Cogema Resources Inc., a corporation incorporated under the laws of Canada;

(r) **"Confidentiality Agreements"** means the confidentiality and standstill agreements dated December 30, 2003 and March 20, 2003 and entered into by Forte and Energyco;

(s) **"Consent Consideration Agreement"** means the consent consideration agreement dated as of December 30, 2003, among Cogema, Energyco, Mineco, Resourceco, the Partnership and Tenwest pursuant to which the parties thereto other than Cogema satisfied certain of the terms specified by Cogema under which Cogema, subject to certain remaining conditions set out in the Consent Letter, granted its consent to the transactions contemplated in the Energyco Arrangement;

(t) **"Consent Letter"** means the letter agreement dated as of December 30, 2003 between Cogema and Energyco pursuant to which Cogema, subject to certain remaining conditions set out in such letter, granted its consent to the transactions contemplated in the Energyco Arrangement Agreement;

(u) **"Court"** means the Court of Queen's Bench of Alberta;

(v) "**Disclosed Information**" means all written information of either Forte or Energyco disclosed pursuant to the Confidentiality Agreements prior to the date hereof;

(w) "**Effective Date**" means the date Articles of Arrangement are filed with the Registrar;

(x) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(y) "**Energyco**" means Denison Energy Inc., a company amalgamated under the laws of the Province of Ontario;

(z) "**Energyco Arrangement**" means the plan of arrangement which is annexed as Appendix 1 to the Energyco Arrangement Agreement or as such may be amended or varied in accordance with section 6.1 of the Energyco Arrangement Agreement;

(aa) "**Energyco Arrangement Agreement**" means the arrangement agreement made as of December 30, 2003 among Energyco, Mineco, Resourceco, the Partnership, Tenwest, Mine Holdco and E. Peter Farmer, as amended and restated on January 26, 2004 and as at the date hereof;

(bb) "**Energyco Arrangement Effective Date**" means the date the articles of arrangement in respect of the Energyco Arrangement are filed with the Ontario Registrar;

(cc) "**Energyco Arrangement Final Order**" means the final order of the Superior Court of Justice of Ontario approving the Energyco Arrangement pursuant to subsection 182(5)(f) of the OBCA and contemplated by section 3.1 of the Energyco Arrangement Agreement;

(dd) "**Energyco Arrangement Interim Order**" means the interim order of the Superior Court of Justice of Ontario approving the Energyco Arrangement pursuant to subsection 182(5) of the OBCA and contemplated by section 3.1 of the Energyco Arrangement Agreement;

(ee) "**Energyco Common Shares**" mean the common shares (as presently constituted) in the capital of Energyco;

(ff) "**Energyco Common Shareholders**" means those persons who are registered holders of Energyco Common Shares;

(gg) "**Energyco Contribution Agreement**" means the asset contribution agreement, to be dated as of the Energyco Arrangement Effective Date, between Resourceco and the Partnership providing for the contribution of the Energyco PNG Assets to the Partnership by Resourceco;

(hh) "**Energyco Entities**" has the meaning ascribed thereto in section 4.28 hereof and "**Energyco Entity**" means any of them;

(ii) "**Energyco Meeting**" means the special meeting of the Energyco Common Shareholders and Energyco Optionholders to be held to consider, among other things, the Energyco Arrangement and of the Energyco Common Shareholders to be held to consider the Arrangement Resolutions and any adjournment thereof;

(jj) "**Energyco Officer Obligations**" means obligations or liabilities of Energyco, Resource Parentco or Resourceco to pay any amount to its officers, directors, employees or consultants, other than for salary, bonuses under existing bonus arrangements and directors' fees payable in the ordinary course of the business of Energyco, Resource Parentco or Resourceco, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Energyco Officer Obligations shall include the obligations of Energyco, Resourceco or Resource Parentco to officers, consultants or employees (i) for severance or termination payments on or in connection with the change of control of Energyco, Resource Parentco or Resourceco pursuant to any

executive employment agreements in the case of officers, any fees payable to consultants under consulting agreements and pursuant to Energyco's or Resource Parentco's severance policy in the case of employees; or (ii) retention bonus payments pursuant to any retention bonus program;

(kk) "**Energyco Optionholders**" means those persons who are registered as holders of Energyco Options;

(ll) "**Energyco Option Plan**" means Energyco's stock option plan as currently in force;

(mm) "**Energyco Options**" means options to purchase Energyco Common Shares under the Energyco Option Plan;

(nn) "**Energyco PNG Assets**" means the assets to be transferred from Energyco to Resourceco pursuant to the Energyco Petroleum and Natural Gas Conveyance Agreement and subsequently contributed to the Partnership pursuant to the Energyco Contribution Agreement, as more specifically defined and described in the Energyco Arrangement;

(oo) "**Energyco PNG Reports**" has the meaning given in section 4.11;

(pp) "**Energyco Petroleum and Natural Gas Conveyance Agreement**" means the conveyance agreement, to be dated as of the Energyco Arrangement Effective Date, between Energyco and Resourceco, providing for the transfer of the Energyco PNG Assets from Energyco to Resourceco and the assumption by Resourceco of the PNG Liabilities (as defined in the Energyco Arrangement Agreement), at the effective time of the Energyco Arrangement, substantially in the form of Appendix 3 to the Energyco Arrangement Agreement;

(qq) "**Energyco Petroleum and Natural Gas Insurance**" means the insurance policies carried by Energyco with respect to the Energyco PNG Assets, consisting of (i) Petroleum Industry Package – Policy No. 0213, (ii) Control of Well Insurance – Policy No. EMB0012870, (iii) Energy Machinery (Boiler and Machinery) Insurance Policy No. EMP0039, and (iv) any predecessor policies to those listed in (i), (ii) or (iii) above that are occurrence-based;

(rr) "**Energyco Proxy Circular**" means the management information circular to be prepared by Energyco and mailed to the Energyco Common Shareholders and Energyco Optionholders in connection with the Energyco Meeting;

(ss) "**Escrow Agent**" means Burnet, Duckworth & Palmer LLP;

(tt) "**Escrow Amount**" means $200,000 (Canadian) deposited with the Escrow Agent by way of certified cheque, bank draft or wire transfer;

(uu) "**Escrow Payment Date**" has the meaning ascribed thereto in section 8.5 hereof;

(vv) "**Forte**" means Forte Oil Corporation, a corporation incorporated under the laws of Alberta;

(ww) "**Forte Common Shares**" means the common shares which Forte is authorized to issue as constituted on the date hereof;

(xx) "**Forte Meeting**" means the special meeting, including any adjournments or postponements thereof, of the Forte Shareholders and Forte Optionholders to be held, among other things, to consider, and if deemed advisable, to approve the Arrangement;

(yy) "**Forte Officer Obligations**" means obligations or liabilities of Forte to pay any amount to its officers, directors, employees or consultants, other than for salary, bonuses under existing bonus arrangements and directors' fees payable in the ordinary course of the business of Forte, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification

contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Forte Officer Obligations shall include the obligations of Forte with respect to any severance or termination payments which Forte is or may become liable to make to its officers, employees or consultants after the date of this Agreement;

(zz) "**Forte Option Plan**" means the share option plan adopted by Forte;

(aaa) "**Forte Options**" means the options to purchase Forte Common Shares outstanding under the Forte Option Plan;

(bbb) "**Forte Optionholders**" means those persons who are registered as holders of Forte Options;

(ccc) "**Forte Performance Shares**" means the First Preferred Shares, Series 1 of Forte;

(ddd) "**Forte Proxy Circular**" means the management information circular to be prepared by Forte and mailed to the Forte Shareholders and Forte Optionholders in connection with the Forte Meeting, which shall append the Energyco Proxy Circular;

(eee) "**Forte Shareholders**" means the registered holders of Forte Common Shares and Forte Performance Shares at the applicable time;

(fff) "**Final Order**" means the order of the Court, as such order may be amended at any time prior to the Effective Date, pursuant to subsection 193(9) of the ABCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(ggg) "**Governing Documents**" means, as relates to any person, such person's organizational documents under the laws of its jurisdiction of establishment or incorporation, as may be amended, together with its by-laws, if applicable;

(hhh) "**Governmental Entity**" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(iii) "**in writing**" means written information including documents, files, records, books and other materials made available, delivered or produced to a party hereto by or on behalf of another party hereto in the course of the former's due diligence review of the latter;

(jjj) "**Indemnification Agreement**" *means the indemnification agreement made as of* December 30, 2003 among Energyco, Mineco and Resourceco;

(kkk) "**Interim Order**" means the interim order of the Court, as such order may be amended, pursuant to subsection 193(4) of the ABCA made in connection with the Arrangement;

(lll) "**Law**" means any law, by-law, rule, regulation, order, ordinance, protocol, code, guideline, policy, notice, direction and judgement or other requirement of any Governmental Entity;

(mmm) "**Material Adverse Change**" means, in respect of either Energyco, Resource Parentco or Forte, as the case may be, any change in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, leases, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of such party, which is materially adverse to the business of such party and, in the case of Energyco, includes any such changes that are materially adverse to the Energyco PNG Assets, in each case other than a change (i) that results from conditions affecting the oil and gas industry generally; (ii) that results from general economic, financial, currency exchange, securities or commodity

market conditions in Canada; (iii) that is consented to by the other parties hereto as evidenced by a written agreement among such parties; or (iv) that has been publicly disclosed on the Public Record prior to the date hereof;

(nnn) "**Material Adverse Effect**", in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Energyco, Resource Parentco, Subco or Forte, as the case may be, and, in the case of Energyco includes any such effect that is materially adverse to the Energyco PNG Assets, provided that a Material Adverse Effect shall not, in each case, include an adverse effect resulting from a change (i) that results from conditions affecting the oil and gas industry generally; or (ii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada; or (iii) that is consented to by the other parties hereto as evidenced by a written agreement among such parties; or (iv) that has been publicly disclosed on the Public Record prior to the date hereof;

(ooo) "**materially adverse**", means any event, change, effect or circumstance that might reasonably be expected to deter an acquiror of the Energyco PNG Assets or Forte, as the case may be, from acquiring such assets or business, respectively, or cause a reasonable acquiror to reduce the purchase price to be paid for the Energyco PNG Assets or Forte, respectively by 5% or more;

(ppp) "**Mine Holdco**" means Denison Mine Holding Corporation, a corporation incorporated under the laws of the Province of Ontario;

(qqq) "**Mineco**" means Denison Mines Inc., a corporation incorporated under the laws of Ontario and formed to acquire Energyco's uranium mining and environmental services businesses;

(rrr) "**Mineco Indemnification Agreement**" means the indemnification agreement to be entered into prior to the Effective Date among Resourceco, the Partnership and Mineco, substantially in the form attached hereto as Schedule B, whereby Mineco agrees to indemnify Resourceco and the Partnership in respect of certain matters relating to the Uranium Assets;

(sss) "**Mining Conveyance Agreement**" means the mining conveyance agreement, to be dated as of the Energyco Arrangement Effective Date, among Energyco, Resourceco, the Partnership and Mineco providing for the transfer of the Uranium Assets among the parties thereto and the assumption by Mineco of the Uranium Liabilities (as defined in the Mining Conveyance Agreement), at the effective time of the Energyco Arrangement;

(ttt) "**Net Debt**", as at any date, means the aggregate long term debt, less working capital surplus or plus working capital deficiency, as the case may be, of Resource Parentco and its subsidiaries or Forte, as the case may be, as at such date, calculated in accordance with Canadian GAAP;

(uuu) "**Net Debt Adjustment Statement**" has the meaning ascribed thereto in section 11.4(a) hereof;

(vvv) "**Net Debt Excess Amount**" has the meaning ascribed thereto in section 11.4(b) hereof;

(www) "**OBCA**" means the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B-16, as amended, including the regulations promulgated thereunder;

(xxx) "**Officer Obligations**" means either the Energyco Officer Obligations or the Forte Officer Obligations, as the case may be;

(yyy) "**Ontario Court**" means the Superior Court of Justice of Ontario;

(zzz) "**Ontario Registrar**" means the Director appointed pursuant to section 278 of the OBCA;

(aaaa) **"Partnership"** means the Denison Resources Partnership, a general partnership formed under the laws of the Province of Alberta;

(bbbb) **"Partnership Agreement"** means the partnership agreement dated as of November 1, 2003, between Resourceco and Resource Holdco providing for the formation of the Partnership;

(cccc) **"Partnership Unit"** means a unit representing an undivided interest in the Partnership, as provided in the Partnership Agreement;

(dddd) **"Permitted Transactions"** means the transactions set forth in the Energyco Arrangement Agreement, the Share Subscription Agreement, the Calfrac Option Agreement and the transactions required to satisfy the conditions set out in the Consent Letter;

(eeee) **"person"** means an individual, a partnership (limited or general), a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual;

(ffff) **"Plan of Arrangement"** means a plan of arrangement substantially in the form and content attached as Schedule A hereto and any amendment or variation thereto made in accordance with section 6.1 of the Plan of Arrangement or sections 10.1 and 10.2 of this Agreement;

(gggg) **"Public Record"** means any and all information filed by the applicable party with the securities commission or similar regulatory authority in any of the provinces of Canada and, in the case of Forte, includes all financial statements, information circulars, annual reports and interim reports sent to its shareholders;

(hhhh) **"Registrar"** means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(iiii) **"Resourceco"** means Denison Resources Inc., a corporation incorporated under the ABCA and a wholly owned subsidiary of Resource Parentco;

(jjjj) **"Resource Holdco"** means Denison Resources Holding Corporation, a corporation incorporated under the ABCA and a wholly-owned subsidiary of Resourceco;

(kkkk) **"Resource Parentco"** means Denison Oil Corporation, a corporation incorporated under the ABCA;

(llll) **"Resource Parentco Common Shares"** means the common shares which Resource Parentco is authorized to issue as constituted on the date hereof;

(mmmm) **"Resource Parentco Option Plan"** means the option plan of Resource Parentco to be approved by the Energyco Common Shareholders at the Energyco Meeting;

(nnnn) **"Resource Parentco Options"** means options to purchase Resource Parentco Common Shares under the Resource Parentco Option Plan;

(oooo) **"Resource Parentco Performance Shares"** means the First Preferred Shares, Series 1 of Resource Parentco;

(pppp) **"Resource Parentco Common Shareholders"** means the holders of Resource Parentco Common Shares at the applicable time;

(qqqq) **"Resourceco"** means Denison Resources Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Resource Parentco;

(rrrr) "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(ssss) "**Securities Authorities**" means the Alberta Securities Commission and the other applicable securities regulatory authorities in Canada collectively;

(tttt) "**Share Subscription**" means the subscription by Matco Capital Ltd. for common shares in the capital of Energyco immediately following the completion of the Energyco Arrangement pursuant to the Share Subscription Agreement;

(uuuu) "**Share Subscription Agreement**" means the share subscription agreement dated December 30, 2003, between Matco Capital Ltd. and Energyco, relating to the Share Subscription;

(vvvv) "**Subco**" means 1087215 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Resource Parentco;

(wwww) "**subsidiary**" has the meaning set forth in the ABCA;

(xxxx) "**Superior Proposal**" means an unsolicited *bona fide* written Acquisition Proposal that, if consummated in accordance with the terms thereof, would result in a transaction more favourable from a financial point of view to the Energyco Common Shareholders or Forte Shareholders, as the case may be, than the Arrangement;

(yyyy) "**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(zzzz) "**Taxes**" shall mean, with respect to any person, all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

(aaaaa) "**Tax Pools**" means undepreciated capital costs, Canadian oil and gas property expense and Canadian development expense under the *Alberta Corporate Tax Act* and the *Income Tax Act* (Canada);

(bbbbb) "**Tenwest**" means Tenwest Uranium Limited, a company incorporated under the laws of the Province of Saskatchewan;

(ccccc) "**TSX**" means The Toronto Stock Exchange;

(ddddd) "**TSXV**" means the TSX Venture Exchange; and

(eeeee) "**Uranium Assets**" means the assets to be transferred to Mineco from Energyco pursuant to the Mining Conveyance Agreement, as more specifically defined in the Mining Conveyance Agreement.

In addition, words and phrases used but not otherwise defined herein and defined in the ABCA shall have the same meaning herein as in the ABCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3 Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing a person or persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute, regulation or rule in force from time to time and any statute or regulation that supplements or supersedes such statute, regulation or rule.

1.6 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which approximates as much as possible the invalid or unenforceable provision which it replaces.

1.8 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.9 Knowledge

Where the phrase "to the best of the knowledge" is used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and

warranty or other statement is being made based upon the collective knowledge of the senior officers of the party making the representation and warranty after having conducted an actual investigation as to the subject matter relating thereto, with the level of such investigation in each case being that of a reasonably prudent person investigating a material consideration in the context of a material transaction, and the use of such phrase herein shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has been actually made.

1.10 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Mineco Indemnification Agreement
C	Swaps
D	Transportation, Gathering and Processing Arrangements
E	Actions and Litigation Matters
F	Environmental Notifications

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

Energyco and Resource Parentco agree with Forte to combine the Energyco PNG Assets and business related thereto with the assets and business of Forte by way of arrangement pursuant to section 193 of the ABCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement. Upon the closing of the Arrangement:

(a) Forte and Subco shall amalgamate to form the Amalgamated Corporation;

(b) on the amalgamation, holders of Forte Common Shares shall receive 0.894 Resource Parentco Common Shares for each Forte Common Share held;

(c) on the amalgamation, holders of Forte Performance Shares shall receive 0.894 Resource Parentco Performance Shares for each Forte Performance Share held;

(d) on the amalgamation, Resource Parentco shall receive one share of the Amalgamated Corporation for each share of Subco held;

(e) on the Effective Date, each Forte Option will, without any further action on the part of any holder thereof, become an option to purchase the number of Resource Parentco Common Shares determined by multiplying the number of Forte Common Shares subject to such Forte Option at the Effective Date by 0.894, at an exercise price per Resource Parentco Common Share equal to the exercise price per share of such Forte Option at the Effective Time divided by 0.894. If the foregoing calculation results in an option being exercisable for a fraction of a Resource Parentco Common Share, then the number of Resource Parentco Common Shares subject to such option will be rounded up to the nearest whole number of shares, and the exercise price per whole Resource Parentco Common Share will be determined as above. Such options will be deemed to have been granted under the Resource Parentco Option Plan. Except as provided in this subsection, the term, exercisability and all other of the terms and conditions of the Forte Options in effect at the Effective Date shall govern the Forte Options as so converted;

(f) as of the Effective Date:

(i) a registered holder of Forte Common Shares who is entitled to dissent in respect of the Arrangement in accordance with the ABCA and who duly and validly exercises such right; and

(A) is ultimately entitled to be paid the fair value for such shareholder's Forte Common Shares shall be deemed to have transferred such shares to the Amalgamated Corporation for cancellation on the Effective Date; or

(B) is ultimately not entitled to be paid the fair value for such shareholder's Forte Common Shares, for any reason, shall be deemed to have participated in the Arrangement on the same basis as at and from the Effective Date as any other non-dissenting Forte Shareholder;

(ii) Resource Parentco shall not be required to recognize Forte Shareholders described in paragraph 2.1(f)(i)(A) above as holding Forte Common Shares on or after the Effective Date and the name of such holder shall be deleted from the registers of Forte;

(iii) the name of the Amalgamated Corporation shall be "Forte Oil Corporation";

(iv) the property of each of the amalgamating corporations shall continue to be the property of the Amalgamated Corporation;

(v) the Amalgamated Corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

(viii) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against the Amalgamated Corporation;

(ix) the articles of incorporation of Subco shall be deemed to be the articles of incorporation of the Amalgamated Corporation and the Certificate of Incorporation of Subco shall be deemed to be the Certificate of Incorporation of the Amalgamated Corporation;

(x) the first directors of the Amalgamated Corporation will be Thomas J. MacKay and Douglas N. Baker, each of the City of Calgary, Alberta;

(xi) the by-laws of the Amalgamated Corporation shall be the by-laws of Subco;

(xii) the registered office of the Amalgamated Corporation shall be Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

2.2 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.3 Consultation

Energyco and Forte agree to consult with each other prior to issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement or making any filing with any

federal, provincial or state governmental or regulatory agency or with any stock exchange with respect thereto. Each of Energyco and Forte shall use its commercially reasonable efforts to enable the other of them to review and comment on all such press releases and filings prior to the release thereof. Energyco and Forte agree to issue a joint press release with respect to this Agreement as soon as practicable after the execution hereof but in any event no later than 7:30 a.m. (Calgary time) on January 29, 2004, in a form acceptable to each of them.

2.4 Court Proceedings

As soon as is reasonably practicable after the execution of this Agreement, Forte shall apply to the Court pursuant to section 193 of the ABCA for an order approving the Arrangement and, in connection with such application, Forte shall:

(a) file, proceed with and prosecute an application to the Court for the Interim Order which shall provide for, among other things, the calling and holding of the Forte Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b) subject to obtaining the approvals contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all reasonable actions and steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

The notice of motion for the application referred to in this section shall be satisfactory to each of Energyco and Forte, acting reasonably, and shall request that the Interim Order provide, among other things:

(a) for the persons to whom notice is to be provided in respect of the Arrangement and the Forte Meeting and for the manner in which such notice is to be provided; and

(b) that the requisite approval of the Forte Shareholders and Forte Optionholders for the Arrangement shall be two-thirds of the votes cast thereon by Forte Shareholders and Forte Optionholders present in person or represented by proxy at the Forte Meeting.

2.5 Pre-closing

Unless this Agreement is terminated pursuant to the provisions hereof, Energyco, Resource Parentco and Forte shall meet at the offices of Blake, Cassels & Graydon, 3500, 855 – 2nd Street S.W., Calgary, Alberta at 3:00 p.m. on the day immediately prior to the Forte Meeting or at such other time or on such other date at they may mutually agree upon and each of them shall then table the documents required to be delivered by such party hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective.

2.6 Articles of Arrangement

Subject to the rights of termination contained in Article 10 hereof, and the Energyco Common Shareholders and Energyco Optionholders approving the Energyco Arrangement, the Energyco Arrangement Final Order being issued, and the Energyco Arrangement becoming effective, upon the Energyco Common Shareholders approving the issuance of Resource Parentco Common Shares in connection with the Arrangement and the Forte Shareholders approving the Arrangement in accordance with the Interim Order, the Final Order being issued and the other conditions contained in Article 9 hereof being complied with or waived, Forte shall file articles of arrangement, in duplicate, with the Registrar together with such other documents as may be required in order to effect the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF FORTE

Forte hereby represents and warrants to the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the entering into of this Agreement and performance of its obligations hereunder.

3.1 Organization and Qualification

Forte is a corporation duly incorporated and validly existing under the laws of Alberta and has the requisite corporate power and authority to carry on business as it is now being conducted. Forte is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

3.2 Authority Relative to this Agreement

Subject to receipt of the approval of the Forte Shareholders to the Arrangement, Forte has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Forte of the transactions contemplated hereby have been duly authorized by the board of directors of Forte and no other corporate proceedings or other third party consents on the part of Forte are or will be necessary to authorize the performance of its obligations under this Agreement (except for obtaining shareholder approval in respect of the Arrangement) and the completion of the transactions contemplated hereby other than the consent of Forte's bankers, if required, and such other regulatory approvals as may be required. This Agreement has been duly executed and delivered by Forte and constitutes a legal, valid and binding obligation of Forte enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

3.3 No Violations

(a) The execution and delivery of and the performance of and compliance with the terms of this Agreement and the performance of any of the transactions contemplated hereby by Forte does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of Forte's Governing Documents or, subject to Forte's banker's consent to the Arrangement, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Forte is a party or by which Forte is bound, or any law, judgement, decree, order, statute, rule or regulation applicable to Forte, which default or breach might reasonably be expected to have a Material Adverse Effect on Forte or the ability of Forte to complete the transactions contemplated hereby.

(b) There is no legal impediment to Forte's consummation of the transactions contemplated by this Agreement and no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required by Forte in connection with the transactions contemplated hereby, except for (i) consents or approvals required by the Interim Order or the Final Order, and such other regulatory approvals as may be required (ii) filings with the Registrar under the ABCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any other consent, waiver, permit, order or approval referred to in section 9.1 hereof and (iv) such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Forte or the ability of Forte to consummate the transactions contemplated hereby.

3.4 Capitalization of Forte

As of the date hereof, the authorized share capital of Forte consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, 16,398,700 Forte Common Shares and 3,000,000 Forte Performance Shares are issued and outstanding. As of the date hereof, Forte Options to acquire an aggregate of 885,000 Forte Common Shares have been granted. Other than pursuant to this Agreement, except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Forte of any shares of Forte or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Forte Common Shares or Forte Performance Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Forte. All outstanding Forte Common Shares and Forte Performance Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Forte Common Shares issuable upon exercise of outstanding Forte Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

3.5 No Material Adverse Change or Other Matters

Other than as disclosed in the Disclosed Information, since December 31, 2002, Forte has: (i) not amended its Governing Documents: (ii) not disposed of any property or assets out of the ordinary course of business; (iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice; (iv) not suffered any Material Adverse Change or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change thereto; (v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; (vi) maintained in effect salary and other compensation levels in accordance with its then existing salary administration program; or (vii) not entered into any agreement or transactions with any director, officer, employee, consultant or any party not at arm's length with Forte.

3.6 Board Determination

The board of directors of Forte has determined that the Arrangement is in the best interests of Forte and the holders of the Forte Common Shares, has unanimously approved the Arrangement and the entering into of this Agreement and will unanimously recommend that holders of Forte Common Shares vote in favour of the Arrangement.

3.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of Forte as at and for the year ended December 31, 2002, the unaudited financial statements of Forte as at and for the nine months ended September 30, 2003, or as set forth or included in the Disclosed Information, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice or (ii) pursuant to the terms of this Agreement, Forte has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on a balance sheet of Forte) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

3.8 Officer Obligations

There are no Forte Officer Obligations that require payments to be made by Forte as a result of the Arrangement.

3.9 Brokerage Fees

Except as set forth in this section 3.9, Forte has not retained nor will it retain, without Energyco's written consent not to be unreasonably withheld, any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Forte will be retaining a yet to be determined financial advisor to provide a fairness opinion in respect of the Arrangement and will provide Energyco with a copy of the engagement agreement, once executed, if so requested by Energyco.

3.10 Financial Statements

Forte's audited financial statements as at and for the year ended December 31, 2002 have been prepared in accordance with Canadian GAAP and its unaudited financial statements as at and for the nine months ended September 30, 2003, have been prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Forte's independent auditors, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present the financial position, results of operations and changes in financial position of Forte as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited financial statements, to year-end audit adjustments in accordance with Canadian GAAP).

3.11 Reserve Reports

Forte has made available to Sproule Associates Limited prior to the issuance of their report effective October 1, 2003 (the "Sproule Report"), all information material to an adequate determination of oil and gas reserves none of which information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) and Forte has no knowledge of any Material Adverse Change to the oil and gas reserves of Forte since the effective date of such report.

3.12 Defects

Although it does not warrant title, Forte is not aware of any defects, failures or impairments in the title of Forte to its oil and gas properties subject always to the terms of applicable leases, agreements, laws, regulations, orders and directives of general application and other permitted encumbrances arising in the ordinary course of business, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of Forte shown in the Sproule Report; (B) the current production of Forte; or (C) the current cash-flow of Forte.

3.13 Subsidiaries

Forte has no direct or indirect, wholly-owned or partially-owned subsidiaries.

3.14 Compliance with Law

Forte has complied with and is in compliance with all Laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, give rise to a Material Adverse Effect or materially affect the ability of Forte to perform its material obligations hereunder.

3.15 Material Agreements

All agreements, permits, licenses, approvals, certificates or other rights or authorizations material to the conduct of Forte's business are valid and subsisting and Forte is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations except where a failure to

hold such licenses or the result of any such default would not have a Material Adverse Effect or materially effect or delay the ability of Forte to perform its material obligations hereunder.

3.16 Employment Agreements

Forte is not a party to any written employment or consulting agreement that provides for a payment by Forte upon or as a result of the closing of the Arrangement.

3.17 Employee Benefit Plans

Other than as disclosed in the Disclosed Information, Forte does not have any employee benefit plans and has made no promises with respect to increased benefits under such plans, other than existing share option plan, bonus plan, savings plan, health, dental, vision and short and long term disability plans of general application.

3.18 Books and Records

The corporate records and minute books of Forte have been maintained in accordance with all applicable statutory requirements and are complete and up to date in all material respects.

3.19 Reporting Issuer Status

Forte is not a "reporting issuer" or the equivalent under securities laws of any jurisdiction.

3.20 Public Disclosure

To the best knowledge of Forte, all documents or information sent by or on behalf of Forte to holders of Forte Common Shares or otherwise filed with regulatory authorities in Canada did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.21 No Orders

No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Forte, no such proceeding is, to the knowledge of Forte, pending, contemplated or threatened and Forte is not in default of any requirement of any securities laws, rules or policies applicable to Forte or its securities.

3.22 Disclosure to Energyco and Resource Parentco

Except as disclosed to Energyco and Resource Parentco and to the best knowledge of Forte the data and information in respect of Forte and its business and operations provided by Forte to Energyco and Resource Parentco was and is accurate and correct in all material respects as of the respective dates thereof and Forte has not omitted to provide to Energyco and Resource Parentco any material information necessary in order for any information provided by Forte to Energyco and Resource Parentco not to be misleading in any material way.

3.23 Litigation

Except as set forth or included in Schedule E hereto, there are no actions, suits or proceedings pending, or to the best of the knowledge of Forte, threatened against Forte before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgement against Forte and, to the best of knowledge Forte, there are no grounds upon which any such action, suits or proceedings may be commenced with reasonable likelihood of success.

3.24 Environmental

(a) Except as set forth or included in Schedule F hereto:

(i) Forte is not aware of, and has not received, and is not aware of any circumstances which could lead to:

(A) any order or directive that relates to environmental matters and that requires any material work, repairs, construction or capital expenditures that is still outstanding; or

(B) any demand or notice with respect to the material breach of any environmental, health or safety laws applicable to Forte, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants that is still outstanding;

(ii) Forte has not received notice of and is not aware of any material environmental liabilities related to its assets, other than obligations in the ordinary course of business to abandon wells when they have ceased to be productive, remove production equipment when such equipment is no longer being used and restore and reclaim the surface sites thereof;

(iii) all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary to be held by Forte for the ownership, operation, development, maintenance, or use of any of the assets of Forte have been obtained and maintained in effect;

(iv) Forte, its assets and the ownership, operation, development, maintenance and use of its assets are, to the best of Forte's management and board of directors' knowledge, information and belief, in material compliance with all environmental laws and with all material terms and conditions of all Environmental Permits; and

(v) there are no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Forte or in which Forte has an interest or over which Forte has control, except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect.

(b) True and complete copies of all environmental audits, assessments and reports which have been commissioned by Forte concerning its business, assets or operation of which Forte is aware or which are available to Forte have been made available to Energyco.

3.25 Lease and Royalty Obligations

Forte has paid all lease and royalty obligations due in respect of its material properties and is not in default in any material respect of its obligations under any lease or other document evidencing title to any of its material properties except where the failure to make such payments or any such default would not have a Material Adverse Effect.

3.26 Tax Matters

(a) All Returns required to be filed by or on behalf of Forte or any of its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Forte or any of its subsidiaries with respect to items or periods covered by such Returns.

(b) For all periods covered by the filed tax Returns disclosed in the Disclosed Information, Energyco has been furnished by Forte with true and complete copies of (i) the relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Forte or on behalf of Forte relating to Taxes and, (ii) all federal, provincial, state, local or foreign income or franchise tax Returns for Forte.

(c) No material deficiencies exist or have been asserted with respect to Taxes of Forte. Forte is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Forte or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Forte or any of its subsidiaries. Except as disclosed in the Disclosed Information, the Returns of Forte have not been audited by a government or taxing authority since Forte's incorporation, nor is any such audit in process, pending or, to the knowledge of Forte, threatened.

(d) Forte has paid or provided adequate accruals in its unaudited interim financial statements as at and for the nine months ended September 30, 2003 for Taxes in accordance with Canadian GAAP.

3.27 US Matters

Forte currently holds less than U.S. $10 million of assets (on a book-value basis) located in the United States and had sales in or from the United States of less than U.S. $25 million in its most recently completed fiscal year.

3.28 Forte Proxy Circular

The information, data and other material (financial or otherwise) in respect of Forte to be included in each of the Forte Proxy Circular and the Energyco Proxy Circular will be in compliance in all material respects with applicable Laws.

3.29 Flow-Through Obligations

Forte does not have any outstanding obligations to incur or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Forte that have not yet been fully expended and renounced effective on or before the date hereof and reflected in the financial statements of Forte for the year ended December 31, 2002.

3.30 Production

As at December 31, 2003, Forte's production was not less than 1,300 barrels of oil and liquids per day and 1,800 Mmcf of natural gas per day.

3.31 Non-Arm's Length Debt

No director, officer, insider or other party not at arm's length to Forte is indebted to Forte and Forte is not a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities, (contingent or otherwise) or indebtedness of any person, firm or corporation.

3.32 Non-Arm's Length Interests

No director, officer, insider or other non-arm's length party to Forte, or any associate or affiliate thereof, has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty, interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Forte.

3.33 Insurance

The policies of insurance in force at the day hereof naming Forte as an insured and as disclosed in the Disclosed Information adequately covers all risks reasonably and prudently foreseeable in the operation and conduct of the business of Forte which would be customary in the business carried on by Forte, and to the knowledge of Forte, all such policies and insurance remain in force and effect and should not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

3.34 Swaps

Schedule "C" hereto sets forth all of the Swaps that Forte currently has outstanding, together with the details thereof.

3.35 Production Sales Contracts

Except as disclosed in Schedule "C" and production sales contracts and agreements or arrangements for the sale of petroleum substances which are terminable without penalty on 30 days or less notice, there are no agreements or arrangements under which Forte or any person or entity acting on its behalf is obligated to sell or deliver petroleum substances allocable to its oil and gas assets to any person or entity and Forte does not have any production prepayment, take or pay, or similar arrangements whereby it may be obligated to deliver petroleum substances allocable to its oil and gas assets to any person or entity without in the ordinary course thereafter being entitled to receive and retain full payment therefor.

3.36 Transportation and Gathering and Processing Agreements

All agreements for the transportation, gathering or processing of petroleum substances, agreements for the construction, ownership and operation of gas plants, gas gathering systems and other tangibles and all contract operating agreements relating to any wells or tangibles to which Forte is a party or by which it or its oil and gas assets are bound or subject are listed on Schedule "D".

3.37 Operations

Any and all operations of Forte in relation to the assets and properties of Forte have been conducted, in all material respects in accordance with prudent oilfield practices.

3.38 Debt/Working Capital

As at the Effective Date, Forte will have Net Debt of not greater than $13,200,000.

3.39 Tax Pools

As at the Effective Date, Forte will have Tax Pools of not less than the following:

(a) undepreciated capital cost of $7,000,000;

(b) Canadian oil and gas property expense of $17,000,000; and

(c) Canadian development expense of $600,000.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ENERGYCO

Energyco hereby represents and warrants (and, as applicable, covenants) to Forte as follows and acknowledges that Forte is relying upon such representations and warranties in connection with the entering into of this Agreement and the performance of its obligations hereunder.

4.1 Organization and Qualification

Each of Energyco, Resource Parentco, Resourceco and Subco is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and capacity to carry on its business as it is now being conducted. Each of Energyco, Resource Parentco, Resourceco and Subco is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect.

4.2 Authority Relative to this Agreement

Subject to receipt of the approval of the Energyco Common Shareholders to the Arrangement Resolutions, each of Energyco, Resource Parentco, Resourceco and Subco has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of each of Energyco, Resource Parentco, Resourceco and Subco, and no other corporate proceedings or other third party consents on its part are necessary to authorize the performance of its obligations under this Agreement (except for obtaining shareholder approvals in respect of the Arrangement Resolutions as well as consents from Energyco's bank and shareholder approval for the completion of the Energyco Arrangement). This Agreement has been duly executed and delivered by each of Energyco, Resource Parentco, Resourceco and Subco and constitutes a legal, valid and binding obligation of each of Energyco, Resource Parentco, Resourceco and Subco enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to the general principles of equity.

4.3 No Violations

(a) The execution and delivery of and the performance of and compliance with the terms of this Agreement and the performance of any of the transactions contemplated hereby by each of Energyco, Resource Parentco, Resourceco and Subco does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of its Governing Documents, or, subject to Energyco's bankers' consent to the Arrangement, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which it or its subsidiaries is a party or by which it or its subsidiaries is bound, or any law, judgement, decree, order, statute, rule or regulation applicable to it, which default or breach might reasonably be expected to have a Material Adverse Effect on it, the Energyco PNG Assets or its ability to complete the transactions contemplated hereby.

(b) There is no legal impediment to the consummation by each of Energyco, Resource Parentco, Resourceco and Subco of the transactions contemplated by this Agreement and no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required by any of Energyco, Resource Parentco, Resourceco or Subco in connection with the transactions contemplated hereby, except for (i) consents or approvals required by the Interim Order or the Final Order, (ii) filings with the Registrar under the ABCA and filings with and approvals required by Securities Authorities and stock exchanges, (iii) any other consent, waiver, permit, order or approval referred to in section 9.1 hereof and (iv) such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on it, the Energyco PNG Assets or on its ability to consummate the transactions contemplated hereby.

4.4 Capitalization

Energyco

(a) As of January 12, 2004, the authorized share capital of Energyco consists of an unlimited number of Energyco Common Shares. As of the date hereof, 17,717,057 Energyco Common Shares are issued and outstanding. As of the date hereof, Energyco Options to acquire an aggregate of 1,051,000 Energyco Common Shares have been granted and are outstanding (of which, 97,500 have an exercise price of over $7.00). Other than pursuant to this Agreement, the Permitted Transactions, and except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Energyco of any shares of Energyco or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Energyco Common Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Energyco. All outstanding Energyco Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Energyco Common Shares issuable upon exercise of outstanding Energyco Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

Resource Parentco

(b) As of the date hereof, the authorized share capital of Resource Parentco consists of an unlimited number of Resource Parentco Common Shares and an unlimited number of first preferred shares, issuable in series, and second preferred shares issuable in series. As of the date hereof, one Resource Parentco Common Share is issued and outstanding. Upon completion of the Energyco Arrangement and prior to the completion of the Arrangement:

(i) the authorized capital of Resource Parentco will consist of an unlimited number of Resource Parentco Common Shares and an unlimited number of first preferred shares, issuable in series, the first series of which will be the Resource Parentco Performance Shares and an unlimited number of second preferred shares, issuable in series, of which only 3,543,411 Resource Parentco Common Shares (subject to adjustment with respect to Resource Parentco Common Shares issued under the Energyco Arrangement as a result of the exercise of Energyco Options, not to exceed an additional 210,200 Resource Parentco Common Shares) will be validly issued and outstanding as fully paid and non-assessable; and

(ii) there will be no other securities of Resource Parentco outstanding and, except in respect of the Resource Parentco Common Shares, Resource Parentco Performance Shares and Resource Parentco Options to be issued in accordance with this Agreement, no person will have any agreement, warrant, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange or otherwise require the issuance of any of the unissued shares in the capital of Resource Parentco.

Subco

(c) As of the date hereof, the authorized share capital of Subco consists of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares, each of which is issuable in series. As of the date hereof there is issued and outstanding one (1) common share. There are no options, warrants or other rights, agreements or commitments of any character whatsoever (contingent or otherwise) requiring the issuance, sale or transfer by Subco of any shares or any securities convertible into, or exchangeable for, or otherwise evidencing a right to acquire Subco securities except as contemplated herein.

Resourceco

(d) As of the date hereof, the authorized capital of Resourceco consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series and as of the date hereof there is one (1) common share of Resourceco outstanding and no preferred shares outstanding.

4.5 Board Determination

The board of directors of Energyco, following consultation with its financial advisors, has determined that the Arrangement is fair to the holders of the Energyco Common Shares, that the Arrangement is in the best interests of Energyco and the holders of the Energyco Common Shares, has unanimously approved the Arrangement and the entering into of this Agreement and will unanimously recommend that holders of Energyco Common Shares vote in favour of the Arrangement Resolutions. The board of directors of each of Resource Parentco and Subco has approved the Arrangement and the entering into of this Agreement.

4.6 No Material Adverse Change and Other Matters

Other than entering into the Permitted Transactions or as otherwise disclosed in the Public Record, since December 31, 2002, Energyco has: (i) not amended its Governing Documents: (ii) not disposed of any property or assets out of the ordinary course of business; (iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice; (iv) not suffered any Material Adverse Change or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change thereto; (v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; (vi) maintained in effect salary and other compensation levels in accordance with its then existing salary administration program; (vii)not entered into any agreements, whether in writing or verbal, providing for payments to be made to any employees, consultants, officers or directors of Energyco in respect of loss of office or loss of employment in connection with the transactions contemplated hereby other than has been disclosed; or (viii) not entered into any agreement or transactions with any director, officer, employee, consultant or any party not at arm's length with Energyco.

Since its incorporation, none of Resource Parentco, Resourceco, the Partnership, Resource Holdco or Subco has (i) amended its Governing Documents; or (ii) conducted any business, other than relating to or as contemplated by this Agreement, the Energyco Arrangement Agreement, the Plan of Arrangement and the Energyco Arrangement, as applicable.

4.7 No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of Energyco as at and for the year ended December 31, 2002, or in the unaudited financial statements of Energyco as at and for the nine months ended September 30, 2003 or as set forth or included in the Public Record, and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice or (ii) pursuant to the terms of this Agreement, Energyco has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on a balance sheet of Energyco) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

Resource Parentco has assets of approximately $1 and except for liabilities and obligations pursuant to the terms of this Agreement and the Energyco Arrangement Agreement, neither Resource Parentco nor its subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on a balance sheet of Resource Parentco) or entered into any employment or other agreements.

Subco has assets of approximately $1 and except for liabilities and obligations pursuant to the terms of this Agreement has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or

which would be required by Canada GAAP to be reflected on a balance sheet of Subco) or entered into any employment or other agreements.

4.8 Energyco Officer Obligations

There are no written or other contracts providing for Energyco Officer Obligations that Resource Parentco and its subsidiaries will be responsible for or be required to assume liability for, under the Energyco Arrangement or otherwise, other than as described in this section 4.8. The Energyco Arrangement Agreement provides that Resource Parentco shall offer employment to the employees of Energyco designated by Energyco as being related to Energyco's petroleum and natural gas business (effective on the Energyco Arrangement Effective Date) on substantially similar terms and conditions of employment that are no less favourable to each individual in the aggregate and in substantially similar or equivalent positions as provided to such employees by Energyco immediately prior to the Energyco Arrangement Effective Date. The Energyco Arrangement Agreement provides that Resource Parentco shall thereafter be responsible for the payment of employment benefits of employees hired by Resource Parentco and shall credit the employees hired by it with all service recognized by Energyco or its subsidiaries, as applicable, including all such periods of employment leave, for all purposes, including without limitation, all employee benefits.

4.9 Brokerage Fees

Energyco, Resource Parentco and Subco have not retained nor will any of them retain, without Forte's written consent not to be unreasonably withheld, any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. has been retained by Energyco to provide financial advisory services and to provide a fairness opinion in relation to the Energyco Arrangement and the Arrangement in accordance with the terms of their engagement as provided to Forte.

4.10 Financial Statements

Energyco's audited consolidated financial statements as at and for the year ended December 31, 2002 have been prepared in accordance with Canadian GAAP and its unaudited financial statements as at and for the nine months ended September 30, 2003, have been prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Energyco's independent auditors or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present the financial position, results of operations and changes in financial position of Energyco as of the date thereof and for the period indicated therein (subject, in the case of any unaudited financial statements, to year end audited adjustments in accordance with Canadian GAAP).

4.11 Reserve Report

Energyco has made available to Gilbert Laustsen Jung Associates Ltd. and Martin & Brusset Associates Ltd. prior to the issuance of their reports dated effective September 1, 2003 (collectively, the "Energyco PNG Reports") all information material to an adequate determination of oil and gas reserves attributable to the Energyco PNG Assets, none of which information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) and Energyco has no knowledge of any Material Adverse Change to the oil and gas reserves of Energyco since the effective date of such reports.

4.12 Defects

Although it does not warrant title, Energyco is not aware of any defects, failures or impairments in the title of Energyco and each of its subsidiaries to the Energyco PNG Assets subject always to the terms of applicable leases, agreements, laws, regulations, orders and directives of general application and other permitted

encumbrances arising in the ordinary course of business, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (A) the quantity and pre-tax present worth values of the oil and gas reserves of Energyco shown in the Energyco PNG Reports; (B) the current production of Energyco; or (C) the current cash-flow of Energyco.

4.13 Compliance with Law

Except as described in the Public Record, Energyco has complied with and is in compliance with all Laws and regulations applicable to the operation of the Energyco PNG Assets, except where such non-compliance would not, considered individually or in the aggregate, give rise to a Material Adverse Effect or materially affect the ability of Energyco to perform its material obligations hereunder.

4.14 Material Agreements

All agreements, permits, licenses, approvals, certificates or other rights or authorizations material to the conduct of the Energyco PNG Assets are valid and subsisting and Energyco is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations except where a failure to hold such licenses or the result of any such default would not have a Material Adverse Effect or materially effect or delay the ability of Energyco to perform its material obligations hereunder.

4.15 Employment Agreements

Energyco is not a party to any written employment or consulting agreement or any verbal employment or consulting agreement that affects or relates to the Energyco PNG Assets or the operation thereof or that will be the responsibility of Resource Parentco or its subsidiaries which cannot be terminated without cause upon giving no more than two months notice or such notice as may be required by law and without the payment of any additional amount (other than amounts payable pursuant to statutory and common law rights), any written agreement that provides for a payment by Energyco on a change of control of Energyco or severance of employment.

4.16 Employee Benefit Plans

Other than as disclosed in the Disclosed Information, Energyco does not have employee benefit plans and has made no promises with respect to increased benefits under such plans, other than existing employee option, health, dental, vision, life insurance and short and long term disability plans of general application.

4.17 Books and Records

The corporate records and minute books of Energyco have been maintained in accordance with all applicable statutory requirements and are complete and up to date in all material respects.

4.18 Reporting Issuer Status

Energyco is a "reporting issuer" or the equivalent under securities laws of all of the provinces of Canada and has had such status since January 1, 1998 To the best of the knowledge, information and belief of management and the board of directors of Energyco, it is not in default of its obligations as a reporting issuer in such jurisdictions and the Energyco Common Shares are listed and trade on the TSX and Energyco is in compliance with all rules, regulations and by-laws of the TSX.

4.19 Public Disclosure

To the best knowledge of Energyco, all documents or information sent by or on behalf of Energyco to holders of Energyco Common Shares or otherwise filed with regulatory authorities in Canada did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to

be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.20 No Orders

No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Energyco, no such proceeding is, to the knowledge of Energyco, pending, contemplated or threatened and Energyco is not in default of any requirement of any securities laws, rules or policies applicable to Energyco or its securities.

4.21 Disclosure to Forte

Except as disclosed to Forte and to the best knowledge of Energyco, the data and information in respect of the Energyco PNG Assets, Energyco and its business and operations provided by Energyco to Forte was and is accurate and correct in all material respects as of the respective dates thereof and Energyco has not omitted to provide to Forte any material information necessary in order for any information provided by Energyco to Forte not to be misleading in any material way.

4.22 Litigation

Except as set forth or included in Schedule E hereto, there are no actions, suits or proceedings pending, or to the best of the knowledge of Energyco, threatened against Energyco or its subsidiaries that relate to or could affect the Energyco PNG Assets, before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgement against Energyco and, to the best of its knowledge, there are no grounds upon which any such action, suits or proceedings may be commenced with reasonable likelihood of success.

4.23 Environmental

(a) Except as set forth or included in Schedule F hereto:

(i) Energyco, in respect of itself and its subsidiaries, is not aware of, and has not received, and is not aware of any circumstance which could lead to, in respect of the Energyco PNG Assets:

(A) any order or directive that relates to environmental matters and that requires any material work, repairs, construction or capital expenditures that is still outstanding; or

(B) any demand or notice with respect to the material breach of any environmental, health or safety laws applicable to Energyco, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants that is still outstanding;

(ii) Energyco has not received notice of and is not aware of any material environmental liabilities related to or that could affect the Energyco PNG Assets, other than obligations in the ordinary course of business to abandon wells when they have ceased to be productive, remove production equipment when such equipment is no longer being used and restore and reclaim the surface sites thereof;

(iii) all material environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary to be held by Energyco for the ownership, operation, development, maintenance, or use of any of the Energyco PNG Assets have been obtained and maintained in effect;

(iv) Energyco (as relates to or affects the Energyco PNG Assets), the Energyco PNG Assets and the ownership, operation, development, maintenance and use of the Energyco PNG Assets are, to the best of Energyco's management and board of directors' knowledge, information and belief, in material compliance with all environmental laws and with all material terms and conditions of all Environmental Permits; and

(v) there are no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, relating to or affecting any of the Energyco PNG Assets, except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect;

(b) True and complete copies of all environmental audits, assessments and reports which have been conducted since 1983 concerning Energyco, its subsidiaries, or their respective business, assets or operations and which relate to or affect the Energyco PNG Assets or Resource Parentco or any of its subsidiaries, of which Energyco is aware or which are available to Energyco, have been made available to Forte.

4.24 Lease and Royalty Obligations

Energyco has paid all lease and royalty obligations due in respect of the Energyco PNG Assets and is not in default in any material respect of its obligations under any lease or other document evidencing title to the Energyco PNG Assets except where the failure to make such payments or any such default would not have a Material Adverse Effect.

4.25 Tax Matters

(a) Resource Parentco and its subsidiaries are not, and will not at the Effective Time, be liable for any Taxes under section 160 of the *Income Tax Act* (Canada).

(b) None of Energyco, Resource Parentco or its subsidiaries is a party to or bound by any income or tax allocation or sharing agreement or is subject to an advance income tax ruling.

(c) At the Effective Date, each of Resource Parentco and its subsidiaries will be duly registered under subdivision (d) of Division V of Part IX of the *Excise Tax Act* (Canada) with respect to the Goods and Services Tax and harmonized sales tax.

4.26 Debt/Working Capital

As at the Effective Time, Resource Parentco and its subsidiaries will have Net Debt of not greater than $3,100,000.

4.27 US Matters

Energyco, taken as a whole, currently hold less than U.S. $10 million of assets (on a book-value basis) located in the United States and had sales in or from the United States of less than U.S. $25 million in its most recently completed fiscal year.

4.28 Energyco Proxy Circular

The information, data and other material (financial or otherwise) in respect of Energyco, Tenwest, Mineco, Resource Parentco, Resourceco, Resource Holdco, Subco, the Partnership and Mine Holdco (collectively, the "Energyco Entities") and the Energyco PNG Assets to be included in the Energyco Proxy Circular and the Forte Proxy Circular will be in compliance in all material respects with applicable Laws.

4.29 Flow-Through Obligations

Energyco does not have any outstanding obligations to incur or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Energyco that have not yet been fully expended and renounced and reflected in the financial statements of Energyco for the year ended December 31, 2002.

4.30 Production

As at December 31, 2003, Energyco's production was not less than 357 barrels of oil and liquids per day and 1,780 Mmcf of natural gas per day.

4.31 Non-Arm's Length Debt

No director, officer, insider or other party not at arm's length to Energyco is indebted to Energyco and Energyco is not a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities, (contingent or otherwise) or indebtedness of any person, firm or corporation.

4.32 Non-Arm's Length Interests

No director, officer, insider or other non-arm's length party to Energyco, or any associate or affiliate thereof, has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty, interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of the Energyco PNG Assets.

4.33 Insurance

The Energyco Petroleum and Natural Gas Insurance adequately covers all risks reasonably and prudently foreseeable in the operation and conduct of the Energyco PNG Assets which would be customary in the oil and natural gas exploration, development and production business carried on by Energyco, and to the knowledge of Energyco, all such policies and insurance remain in force and effect and should not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

4.34 Shareholders' Rights Plan

Energyco is not a party to and, prior to the Effective Date, Energyco will not implement, a shareholders' rights plan.

4.35 "Standstill" Provisions

Energyco has not waived the applicability of any "standstill" or other provisions of any Confidentiality Agreements entered into by Energyco which have not automatically expired by their terms.

4.36 Swaps

There are no Swaps that Energyco and its subsidiaries currently have outstanding that relate to the Energyco PNG Assets or that will be assumed by Resource Parentco or its subsidiaries, together with the details thereof.

4.37 Production Sales Contracts

Except for production sales contracts and agreements or arrangements for the sale of petroleum substances which are terminable without penalty on 30 days or less notice, there are no agreements or arrangements under which Energyco, its subsidiaries or any person or entity acting on their behalf is obligated to sell or deliver

petroleum substances allocable to the Energyco PNG Assets to any person or entity and neither Energyco nor its subsidiaries has any production prepayment, take-or-pay, or similar arrangements where it or Resource Parentco or its subsidiaries may be obligated to deliver petroleum substances allocable to the Energyco PNG Assets to any person or entity without in the ordinary course thereafter being entitled to receive and retain full payment therefor.

4.38 Transportation and Gathering and Processing Agreements

All agreements for the transportation, gathering or processing of petroleum substances, agreements for the construction, ownership and operation of gas plants, gathering systems and other tangibles and all contract operating agreements relating to any wells or tangibles to which Energyco or its subsidiaries is a party or by which any of them or the Energyco PNG Assets are bound or subject are listed in Schedule "D".

4.39 Tax Pools

As at the effective date of the Energyco Arrangement and the Effective Date, Resourceco will have Tax Pools of not less than the following:

(a) undepreciated capital cost of $4,622,598;

(b) Canadian oil and gas property expense of $6,840,000; and

(c) Canadian development expense of $17,978,655.

4.40 Resource Parentco Subsidiaries

Upon completion of the Energyco Arrangement, Resource Parentco will have no direct or indirect, wholly-owned or partially owned subsidiaries except for Subco, Resourceco and Resource Holdco and will have no other interests in any entity or person except for its indirect interest in the Partnership.

4.41 Operations

Any and all operations of Energyco and its subsidiaries in relation to the Energyco PNG Assets have been conducted, in all material respects, in accordance with prudent oilfield practices.

4.42 Cogema Collateral

Upon completion of the Energyco Arrangement, Mineco will be the owner of all of the Cogema Collateral (as defined in the Cogema Loan) subject to the Cogema Security in favour of Cogema. For the purposes of this section, Cogema Loan and Cogema Security shall have the meanings ascribed thereto in the Consent Consideration Agreement.

4.43 Energyco Arrangement

(a) Each of the Energyco Entities that is a party to the Energyco Arrangement Agreement has full corporate power and authority to enter into the Energyco Arrangement Agreement and to perform their respective obligations therein and the Energyco Arrangement Agreement has been duly authorized, executed and delivered by each of the Energyco Entities that is a party thereto and the Energyco Arrangement Agreement is a legal, valid and binding obligation of each of the Energyco Entities that is a party thereto enforceable against such parties in accordance with its terms, subject to the general qualifications that (i) enforceability may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally; and (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court.

(b) The Energyco Entities that are parties to the Energyco Arrangement Agreement, as at the date hereof, subject to the satisfaction of the conditions contained in the Energyco Arrangement Agreement and the

Consent Consideration Agreement, intend to complete the Energyco Arrangement and, as at the date hereof, subject to the satisfaction of the conditions contained in the Energyco Arrangement Agreement and the Consent Consideration Agreement, such entities are not aware of any reason that is reasonably likely to occur that the Energyco Arrangement will not be completed as contemplated in the Energyco Arrangement Agreement and as at the date hereof Energyco is not aware of any event which has occurred which would provide any parties to the Energyco Arrangement Agreement with a reasonable basis to terminate or seek a termination of the Energyco Arrangement Agreement.

4.44 Share Subscription Agreement

(a) Energyco has full corporate power and authority to enter into the Share Subscription Agreement and to perform its obligations set out therein and the Share Subscription Agreement has been duly authorized, executed and delivered by Energyco and the Share Subscription Agreement is a legal, valid and binding obligation of Energyco enforceable against Energyco in accordance with its terms, subject to the general qualifications that (i) enforceability may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally; and (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court.

(b) As at the date hereof, Energyco has no reason to believe that the representations and warranties of Matco Capital Ltd. in the Share Subscription Agreement are not true and correct or that Matco Capital Ltd. is in breach of any covenants in the Share Subscription Agreement.

(c) As at the date hereof, subject to the satisfaction of the conditions contained in the Energyco Arrangement Agreement and the Share Subscription Agreement, Energyco intends to complete the Share Subscription with Matco Capital Ltd. and, as at the date hereof, subject to the satisfaction of the conditions contained in the Energyco Arrangement Agreement and the Share Subscription Agreement, Energyco is not aware of any reason that is reasonably likely to occur that the Share Subscription will not be completed as contemplated in the Share Subscription Agreement and as at the date hereof Energyco is not aware of any event which has occurred which would provide any of the parties to the Share Subscription Agreement with a reasonable basis to terminate or seek a termination of the Share Subscription Agreement.

4.45 Partnership

(a) The Partnership is a general partnership duly formed pursuant to the Partnership Agreement.

(b) The Partnership has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder.

(c) The execution and delivery of this Agreement by the Partnership and the completions of the transactions contemplated herein do not and will not result in a breach of, or violate any term or provision of the Partnership Agreement.

(d) The execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by the partners of the Partnership and this Agreement has been executed and delivered by Resourceco in its capacity as managing partner of the Partnership and constitutes a valid and binding obligation of the Partnership enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equable remedies may only be granted in the discretion of the court of competent jurisdiction; and

(e) As of the date hereof, the Partnership has assets consisting of approximately $2,000 and no liabilities, and it is carrying on no business other than relating to or contemplated by this Agreement, the Energyco Arrangement Agreement, the Energyco Arrangement, the Mining Conveyance Agreement and the Contribution Agreement (as defined in the Energyco Arrangement Agreement).

ARTICLE 5
CONDUCT OF BUSINESS

5.1 Conduct of Business – All Parties

Each of the parties hereto covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement, except with the written consent of the other party hereto (not to be unreasonably withheld) and other than Permitted Transactions:

(a) (i) in respect of the Energyco Entities, it shall conduct its business relating to the Energyco PNG Assets; and (ii) in respect of Forte, it will conduct its business, in each case, only in the usual and ordinary course of business and consistent with past practice, and shall use all commercially reasonable efforts to maintain and preserve its business, assets, employees and advantageous business relationships;

(b) it shall not take any of the following actions if such action can reasonably be expected to: (i) interfere or be inconsistent with the consummation of this Agreement; (ii) prejudice or diminish the rights of any other party hereto; or (iii) increase the liabilities or obligations of any other party hereto: (A) amend its Governing Documents; (B) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (C) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares other than pursuant to the exercise of outstanding stock options or pursuant to other existing obligations to issue shares; (D) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (E) split, combine or reclassify any of its shares; (F) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; (G) merge, amalgamate, or consolidate into or with any other person or company or enter into any other corporate reorganization, or sell all or any substantial part of its assets to any person or company; or (H) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as otherwise permitted by this Agreement or consented to by written agreement amongst the parties hereto;

(c) it shall not take any actions which would or might be reasonably expected to materially impede or otherwise frustrate the completion of the Arrangement;

(d) it shall refrain from taking any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect; and

5.2 Conduct of Business – Resource Parentco, Resourceco, the Partnership, Energyco and Subco

Each of Resource Parentco, Energyco, Resourceco, the Partnership and Subco covenants and agrees that during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement, except with the written consent of Forte hereto (not to be unreasonably withheld) and other than Permitted Transactions:

(a) except as set forth in sections 3.10(a), (b) and (c) of the Energyco Arrangement Agreement, it shall not create any new Officer Obligations in respect of or that will be transferred with the Energyco PNG Assets and business related thereto and, except with respect to payment of the existing Officer Obligations (from which it shall make appropriate withholdings as required by applicable tax laws), it shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing agreements, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business, or make any loan to any officer or director;

(b) other than as required by sections 3.10(b), (c) and (d) of the Energyco Arrangement Agreement, it shall not, without the prior written consent of Forte, adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees to be hired by Resource Parentco or otherwise if such actions will reduce the value of or adversely affect the Energyco PNG Assets or increase the Net Debt, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements; and

(c) it shall not, other than pursuant to a binding commitment entered into prior to the date hereof and disclosed to Forte, as relates to or in any manner affects the PNG Assets: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business for consideration in excess of $50,000 individually or $100,000 in the aggregate; (ii) expend or commit to expend more than $50,000 individually or $100,000 in the aggregate; (iii) other than the ATB Debt, incur any indebtedness for borrowed money or other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity make any other loans or advances, except in the ordinary course of business and in any event in excess of $50,000 individually or $100,000 in the aggregate; (iv) enter into any hedges, swaps or other financial instruments or like transactions; (v) enter into any agreements for the sale and production having a term of more than (30) days; (vi) enter into any consulting or contract operating agreement that cannot be committed on (30) days or less notice without penalty; or (vii) enter to or modify the contract, agreement, commitment or arrangement with respect to any of the foregoing, except as otherwise permitted by this Agreement, or consented to by written agreement of Forte.

5.3 Conduct of Business – Forte

Forte covenants and agrees that during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement, except with the written consent of Energyco hereto (not to be unreasonably withheld) and other than Permitted Transactions, it will not enter into or complete any transaction which will materially diminish the value of Forte or its assets.

5.4 Integration of Operations

(a) From the date hereof, Forte and its representatives will be permitted reasonable access to Energyco's offices and management personnel to permit them to be in a position to expeditiously integrate the Energyco PNG Assets and business and operations related thereto with the operations of Forte immediately upon but not prior to, the Effective Time, provided the activities of Forte pursuant to this section 5.4 do not cause any unreasonable disruptions to Energyco's business or operations prior to the Effective Time and all disclosure relating to such activities shall still be subject to the terms of the Confidentiality Agreements.

(b) Energyco shall provide Forte with all information reasonably necessary relating to its business and affairs, including access to officers, employees and field sites which Forte may reasonably require in connection with the transactions contemplated hereby, which information shall be and remain subject to the Confidentiality Agreements. Energyco shall conduct itself so as to keep Forte fully informed as to its business and affairs and as to decisions required with respect to the most advantageous methods for supplying, operating and producing the Energyco PNG Assets and shall co-operate with Forte in respect thereof.

ARTICLE 6
COVENANTS OF ENERGYCO

6.1 Energyco Arrangement Interim Order

As soon as practicable, Energyco shall file, proceed with and diligently prosecute an application to the Ontario Court for the Energyco Arrangement Interim Order on terms and conditions acceptable to Forte and Energyco, acting reasonably.

6.2 Energyco Meeting

In a timely and expeditious manner, Energyco shall:

(a) forthwith carry out such terms of the Energyco Arrangement Interim Order as are required under the terms thereof to be carried out by Energyco;

(b) prepare, in consultation with Forte, and file the Energyco Proxy Circular in all jurisdictions where the Energyco Proxy Circular is required to be filed and mail the Energyco Proxy Circular, as ordered by the Energyco Arrangement Interim Order and in accordance with all applicable Laws, in all jurisdictions where the Energyco Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of mailing thereof and containing disclosure relating to the Energyco Arrangement, the Arrangement, the Energyco Entities, the Energyco PNG Assets and Forte (provided, however, that Energyco shall rely on Forte as regards information relating to Forte and compliance with applicable Laws relating thereto) and which Energyco Proxy Circular shall include: (i) the recommendation of the board of directors of Energyco that the Energyco Common Shareholders and Energyco Optionholders vote in favour of the Energyco Arrangement; (ii) the recommendation of the board of directors of Energyco that the Energyco Common Shareholders vote in favour of the Arrangement Resolutions;

(c) convene the Energyco Meeting as soon as practicable and in any event by no later than March 15, 2004 as ordered by the Energyco Arrangement Interim Order;

(d) provide notice to Forte of the Energyco Meeting and allow representatives of Forte to attend the Energyco Meeting;

(e) solicit proxies to be voted at the Energyco Meeting in favour of the Energyco Arrangement and in favour of all matters related to the Arrangement;

(f) promptly advise Forte of the number of Energyco Common Shares for which Energyco receives notices of dissent or written objections to the Energyco Arrangement and provide Forte with copies of such notices and written objections;

(g) conduct the Energyco Meeting in accordance with the Energyco Arrangement Interim Order, the OBCA, Energyco's Governing Documents and as otherwise required by applicable Laws; and

(h) take all such actions as may be required under the OBCA and the ABCA, as applicable, in connection with the transactions contemplated by the Energyco Arrangement Agreement, the Energyco Arrangement, this Agreement and the Arrangement.

6.3 Amendments

(a) In a timely and expeditious manner, Energyco shall prepare, in consultation with Forte, and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Energyco Proxy Circular that relate to or affect the Energyco PNG Assets, Resource Parentco or any of its subsidiaries with respect to the Energyco Meeting and mail such amendments or supplements, as required

by the Energyco Arrangement Interim Order and in accordance with all applicable Laws, in all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable legal requirements on the date of mailing thereof.

(b) Energyco will not make or agree to any amendments to the Energyco Arrangement or the Energyco Arrangement Agreement in a manner which prejudices or detrimentally affects the Energyco PNG Assets, Resource Parentco or any of its subsidiaries including making any changes to any exhibits, appendices or schedules thereto without the prior written consent of Forte, except for those changes made at the direction of the Ontario Court in the process of approving the Energyco Arrangement that are not made at the request of Energyco.

6.4 Energyco Arrangement Final Order

Subject to the approval of the Energyco Arrangement at the Energyco Meeting, in accordance with the provisions of the Energyco Arrangement Interim Order, Energyco shall, within two (2) Business Days of the Energyco Meeting, file, proceed with and diligently prosecute an application for the Energyco Arrangement Final Order.

6.5 Energyco Articles of Arrangement

Energyco shall forthwith carry out the terms of the Energyco Arrangement Interim Order and the Energyco Arrangement Final Order and, on the day of the receipt of the Energyco Arrangement Final Order and the satisfaction or waiver of the conditions in favour of Energyco, file the articles of arrangement in respect of the Energyco Arrangement with the Ontario Registrar in order for the Energyco Arrangement to become effective.

6.6 Copy of Documents

Except for non-substantive communications, Energyco shall, as soon as reasonably possible, furnish to Forte a copy of each notice, report, schedule or other document or communication delivered, filed or received by Energyco in connection with the Energyco Arrangement, the Energyco Arrangement Interim Order or the Energyco Meeting or any other meeting at which all Energyco Common Shareholders are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies (including the TSX or the TSXV, as the case may be) in connection with, or in any way affecting, the transactions contemplated in the Energyco Arrangement Agreement (to the extent it relates to or affects any rights or obligations regarding the Energyco PNG Assets, Resource Parentco or its subsidiaries) or this Agreement.

6.7 Insurance

Energyco shall use its reasonable commercial efforts to cause the Energyco Petroleum and Natural Gas Insurance to be replaced with insurance policies relating to Resource Parentco underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the Energyco Petroleum and Natural Gas Insurance.

6.8 Certain Actions

Energyco shall:

(a) not take any action or cause any Energyco Entity to take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or under the Energyco Arrangement Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by an Energyco Entity in this Agreement or the Energyco Arrangement Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(b) promptly notify Forte of (A) any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of the Energyco PNG Assets or the business

or in the conduct of the business of Energyco, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by an Energyco Entity of any covenant or agreement contained in this Agreement or the Energyco Arrangement Agreement (to the extent it relates to or affects any rights or obligations regarding the Energyco PNG Assets, Resource Parentco or its subsidiaries), and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Energyco contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or incorrect in any material respect.

6.9 No Compromise

Energyco shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Energyco in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Forte, such consent not to be unreasonably withheld or delayed.

6.10 Satisfaction of Conditions

Energyco shall use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations and the obligations of Forte hereunder set forth in Article 9 hereof to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(a) obtain the approval of Energyco Common Shareholders and Energyco Optionholders to the Energyco Arrangement and the approval of the Energyco Common Shareholders to the Arrangement Resolutions, subject to the provisions set forth in section 6.15 hereof and section 13.2 of the Share Subscription Agreement;

(b) obtain all other consents, approvals and authorizations as are required to be obtained by Energyco under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated under the Energyco Arrangement Agreement or this Agreement or have a Material Adverse Effect on Resource Parentco or its subsidiaries or the Energyco PNG Assets;

(c) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated under the Energyco Arrangement Agreement and by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(d) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Energyco Arrangement Agreement and this Agreement, the transactions contemplated thereby and hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated thereby and hereby;

(e) fulfil all conditions and satisfy all provisions of the Energyco Arrangement Agreement and this Agreement and the Energyco Arrangement and the Plan of Arrangement required to be fulfilled or satisfied by Energyco; and

(f) co-operate with Forte in connection with the performance by each of them of their obligations hereunder.

6.11 Employment Agreements

Energyco and its subsidiaries shall not enter into or amend any written or verbal employment agreements or consulting agreements that could affect or relate to Resource Parentco, its subsidiaries or the Energyco PNG Assets whereunder it is obligated to make payments exceeding $25,000 in aggregate or which are for

a term of more than three months. Notwithstanding the foregoing, the parties acknowledge that Energyco may retain a reserve engineering consulting firm to provide updated reserve reports.

6.12 Co-operation

Energyco shall make, or co-operate as necessary in the making of, all other necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws. Energyco shall use its reasonable commercial efforts to assist Forte and its agents in the preparation of the Forte Proxy Circular and all amendments thereto and use its reasonable commercial efforts to provide to Forte, in a timely manner, and in any event not later than two business days prior to the mailing date for the Forte Proxy Circular, 150 copies of the Energyco Proxy Circular containing the required disclosure relating to Energyco, the other Energyco Entities and the Energyco PNG Assets, including any required financial statements and reserve engineering reports.

6.13 Closing Documents

Energyco shall execute and deliver, deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

6.14 Public Record

During the period commencing on the date hereof and ending on the day following the Effective Date, Energyco will promptly inform Forte of the full particulars of:

(a) any change in any material fact contained or referred to in the Public Record; and

(b) the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

(i) render any portion of the Public Record untrue, false or misleading in any material respect;

(ii) result in a misrepresentation in the Public Record;

(iii) result in the Public Record not complying with applicable Law;

(provided that if Energyco is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this section has occurred, Energyco shall promptly inform Forte of the full particulars of the occurrence giving rise to the uncertainty and shall consult with Forte as to whether the occurrence is of such a nature);

(c) any request of any securities commission or similar securities regulatory authority for any amendment to the Public Record or for any additional documentation to the extent that it relates to or could affect the Energyco PNG Assets, Resource Parentco or its subsidiaries;

(d) any request of any Governmental Entity for information on the business, operations, financial condition or assets of Energyco or any of its subsidiaries to the extent that it relates to or could affect the Energyco PNG Assets, Resource Parentco or its subsidiaries;

(e) the issuance of any securities commission or similar regulatory authority in any jurisdiction or the TSX of any order to cease or suspend trading of any securities of Energyco or the institution or threat of institution of any proceedings for that purpose;

(f) the issuance by any Governmental Entity of any order to cease or materially change any material business, operations or assets of Energyco or any of its subsidiaries or the institution or threat of institution of any proceedings for that purpose; or

(g) any notifications provided to or by Energyco under the Energyco Arrangement Agreement or any schedule thereto, the Indemnification Agreement, the Consent Consideration Agreement, the letter agreement between Cogema and Energyco pursuant to which Cogema granted its consent to the transactions contemplated by the Energyco Arrangement or the letter agreement among Cogema, Energyco and Mineco pursuant to which the parties thereto agreed to certain additional arrangements to the extent that it relates to or could affect the Energyco PNG Assets, Resource Parentco or its subsidiaries.

6.15 Non-Solicitation

Energyco covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except with the written consent of Forte or as otherwise expressly permitted or specifically contemplated by this Agreement, Energyco shall:

(a) immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date hereof by Energyco, or its officers, directors, employees, financial advisors, representatives and agents ("Representatives") or others with respect to any proposed Acquisition Proposal and shall request the return or destruction of any confidential information previously provided to any such third parties;

(b) not directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Acquisition Proposal;

(c) not release any person from any confidentiality or standstill agreement to which Energyco and such person are parties or amend any such agreement; and

(d) exercise all rights to require the return of information (that could affect or relate to the Energyco PNG Assets) regarding Energyco previously provided to such persons and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Energyco.

Notwithstanding the above, Energyco may:

(e) engage in discussions or negotiations with any person who (without any solicitation, initiation or encouragement, directly or indirectly, by Energyco, or the Representatives) seeks to initiate such discussions or negotiations and may furnish such third person information concerning Energyco and the Energyco PNG Assets, properties and assets if, and only to the extent that:

(i) the other person has first made a Superior Proposal in respect of which the funds or other consideration necessary for the completion thereof are or are reasonably likely to be available and Energyco's board of directors has concluded in good faith, after considering applicable Law and receiving the written advice of its counsel that may be reflected in board minutes, that such action is required by the Energyco board of directors to comply with fiduciary duties under applicable Law;

(ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Energyco provides immediate oral and written notice to Forte specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect to a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreements, and provides Forte with a copy of such Superior Proposal and any amendments thereto and confirming by written notice the determination of Energyco's board of directors that the Acquisition Proposal if completed would constitute a Superior Proposal;

(iii) Energyco provides immediate notice to Forte at such time as it or such person or entity terminates any such discussions or negotiations; and

(iv) Energyco immediately provides or makes available to Forte any information provided to any such person or entity whether or not previously made available to Forte;

(f) comply with Part 13 of the Securities Act (Ontario) with regard to a tender or exchange offer, if applicable, and similar rules under applicable Canadian securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Energyco Common Shareholders; and

(g) accept, recommend, approve or implement a Superior Proposal from a third person, but only (in the case of this section 6.15(g)) if prior to such acceptance, recommendation, approval or implementation, Energyco's board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and the Arrangement which may be offered by Forte during the two (2) Business Day notice period set forth below and after receiving the written advice of its counsel that may be reflected in board minutes, that such action is required by the Energyco board of directors to comply with fiduciary duties under applicable Law and subject to the next paragraph hereof.

Energyco shall give to Forte at least two (2) Business Day's advance oral and written notice of any decision by the board of directors of Energyco to accept, recommend, approve or implement a Superior Proposal, which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, Energyco shall cause its financial and legal advisors to negotiate in good faith with Forte to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Energyco to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Forte proposes to amend this Agreement and the Arrangement to provide superior value to that provided under the Superior Proposal within the two (2) Business Day time period specified above, then Energyco shall not enter into any definitive agreement regarding the Superior Proposal.

6.16 Break Fee

Provided Forte is not in breach of this Agreement which makes it impossible or unlikely that one or more of the conditions to completion of the Arrangement would not be satisfied, (i) prior to the Energyco Arrangement Effective Date, Energyco agrees to pay Forte in cash (within three Business Days of the date of the occurrence of any event below) the amount of $500,000 (the "Break Fee") and (ii) after the Energyco Arrangement Effective Date, Resource Parentco, Resourceco and the Partnership agree to pay Forte in cash (within three Business Days of the date of the occurrence of any event below) the Break Fee if:

(a) other than as a result of a Material Adverse Change in respect of Forte, the board of directors of Energyco fails to recommend that Energyco Common Shareholders vote in favour of the Arrangement Resolution or the board of directors of Energyco withdraws or, in a manner materially adverse to the Arrangement or the completion thereof, modifies or changes its recommendation to Energyco Common Shareholders to vote in favour of the Arrangement Resolution;

(b) the board of directors of Energyco shall have recommended that Energyco Common Shareholders deposit their Energyco Shares under, or vote in favour of, or otherwise accept an Acquisition Proposal other than with Forte;

(c) Energyco or its affiliates or an Energyco Entity enters into an agreement with respect to an Acquisition Proposal (other than the Confidentiality Agreements contemplated by section 6.15 hereof), prior to the date of the Forte Meeting;

(d) a *bona fide* Acquisition Proposal is made or announced and not withdrawn prior to the Forte Meeting to all or substantially all holders of Energyco Common Shares, the Arrangement Resolution is not approved at the Energyco Meeting and the Acquisition Proposal is completed within 12 months of the Meeting; or

(e) there has been a breach by an Energyco Entity of any of its covenants, agreements, representations and warranties in the Agreement which makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied, other than a breach by Energyco of any of its covenants in section 6.12 in relation to the timing of the provision or delivery of information relating to an Energyco Entity (including the Energyco PNG Assets) for inclusion in the Forte Proxy Circular.

The provisions of this section 6.16 shall survive termination of this Agreement (provided in the case of subsection 6.16(b) hereof, such Acquisition Proposal shall have been made or announced prior to notice of termination).

Energyco, Resource Parentco, Resourceco and the Partnership shall never be obligated to pay more than one Break Fee pursuant to this section 6.16. Energyco, Resource Parentco, Resourceco and the Partnership acknowledge that the payment amount set out in this section 6.16 is payment of liquidated damages which is a genuine pre-estimate of the damages which Forte will suffer or incur as a result of the event giving rise to such damages and is not a penalty. Energyco, Resource Parentco, Resourceco and the Partnership irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. Forte agrees that payment of the amount provided for in this section 6.16 shall be Forte's sole remedy in connection with such event.

Energyco, Resource Parentco, Resourceco and the Partnership collectively agree that the Break Fee will be paid within 3 Business Days of the date of earliest of any of the foregoing events to occur. Upon the date of the earliest such event occurring, Energyco, Resource Parentco, Resourceco and the Partnership, as the case may be, shall be deemed to hold such sum in trust for Forte. In the event that a Acquisition Proposal is entered into, made or announced, as contemplated by section 6.16(d), Energyco, Resource Parentco, Resourceco and the Partnership agree, within 3 Business Days thereof, to deliver to Forte an irrevocable letter of credit, in form and substance satisfactory to Forte payable by a Canadian chartered bank in the amount of the Break Fee and which may be immediately drawn upon by Forte if the Break Fee is payable, as such other form of security is as satisfactory to Forte.

Notwithstanding section 6.16(e), the Break Fee contemplated in this section 6.16 shall not be payable in the event that an Energyco Entity that is a party to this Agreement does not proceed with the Energyco Arrangement (and the steps specifically relating thereto as described herein) if the required Energyco Entities otherwise enter into a business combination agreement with Forte within 90 days of the date hereof on terms substantially similar to the terms of the Arrangement.

6.17 Mineco Indemnification Agreement

Prior to the Effective Date, Energyco shall make all reasonable commercial efforts to have Mineco execute the Mineco Indemnification Agreement.

6.18 Securities Financial Information and Tax Returns

To the extent such information is required by any securities regulator in connection with the filing by Resource Parentco, or its affiliate(s) or any of them, of public disclosure documents after the Effective Date or otherwise required by Resource Parentco in connection with the preparation of Returns for it or any of its subsidiaries (including the Partnership), upon receiving the written request of Resource Parentco within two years of the Effective Date indicating what financial information in relation to Energyco and/or the Energyco PNG Assets is required and the purpose of such request, Energyco will provide Resource Parentco and its auditors access to financial information relating to Energyco and the Energyco PNG Assets (including source records, production records and invoices, and all other financial statements previously prepared by Energyco or predecessors in title to any of them) for a period not exceeding the three (3) years previous to the date of this Agreement and reasonable access to personnel during normal business hours (such access and financial information referred to in this section 6.18 is hereinafter referred to as "Securities and Tax Financial Information"), the intention of this section being that Energyco will use its reasonable commercial efforts (on a cost plus 10% recovery basis, including reimbursement to Energyco for time spent by Energyco personnel in connection therewith at their regular hourly or per diem rates plus 10%) to provide access to Securities and Tax Financial Information sufficient to allow Resource

Parentco or its affiliates to prepare any such Returns and financial statements and to allow Resource Parentco's auditors to express an audit opinion in respect of any financial statements prepared for any such periods in respect of the Energyco PNG Assets provided that Energyco shall not be required to create, generate or otherwise produce any new report, summary or other document in order to comply with this section 6.18.

6.19 Share Subscription and Option Exercise Proceeds

If the Share Subscription is completed, Energyco agrees to utilize $1,000,000 from the proceeds of such Share Subscription to pay down the ATB Debt prior to the Effective Date. Energyco also agrees to take all necessary steps to ensure that $0.35 of each Energyco Option exercised prior to the Energyco Arrangement Effective Date is transferred to Resourceco or Resource Parentco prior to the Effective Date.

ARTICLE 7
COVENANTS OF FORTE

7.1 Interim Order

As soon as reasonably practicable, Forte shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Energyco and Forte, acting reasonably.

7.2 Forte Meeting

In a timely and expeditious manner, Forte shall:

(a) forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Forte;

(b) prepare, in consultation with Energyco, and file the Forte Proxy Circular in all jurisdictions where the Proxy Circular is required to be filed and mail the Forte Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the Forte Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of mailing thereof and containing disclosure relating to the Arrangement, Forte and the Energyco PNG Assets (provided however that Forte shall rely on Energyco as regards information relating to the Energyco Entities and compliance with applicable Laws relating thereto) and which Proxy Circular shall include: (i) the unanimous determination of the board of directors of Forte that the Arrangement is in the best interests of Forte and Forte Shareholders; and (ii) the unanimous recommendation of the board of directors of Forte that the Forte Shareholders vote in favour of the Arrangement;

(c) convene the Forte Meeting as soon as practicable and in any event by no later than March 8, 2004 as ordered by the Interim Order and will solicit proxies to be voted at the Forte Meeting in favour of the Arrangement;

(d) provide notice to Energyco of the Forte Meeting and allow representatives of Energyco to attend the Forte Meeting unless such attendance is prohibited by the Interim Order;

(e) solicit proxies to be voted at the Forte Meeting in favour of the Arrangement;

(f) promptly advise Energyco of the number of Forte Common Shares for which Forte receives notices of dissent or written objections to the Arrangement and provide Energyco with copies of such notices and written objections and assume all responsibility for all proceedings and expenses in relation thereto;

(g) conduct the Forte Meeting in accordance with the Interim Order, the ABCA, Forte's Governing Documents and as otherwise required by applicable Laws;

(h) take all such commercially reasonable actions as may be required to obtain a release from the Alberta Treasury Branches in favour of Energyco releasing it from any and all liabilities in relation to the ATB Debt; and

(i) take all such actions as may be required under the ABCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

7.3 Amendments

In a timely and expeditious manner, Forte shall prepare, in consultation with Energyco, and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Forte Proxy Circular with respect to the Forte Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable legal requirements on the date of mailing thereof.

7.4 Final Order

Subject to the approval of the Energyco Arrangement, the filing of the Energyco Arrangement Final Order with the Ontario Court, the completion of the Energyco Arrangement and the approval of the Arrangement at the Forte Meeting in accordance with the provisions of the Interim Order, Forte shall forthwith file, proceed with and diligently prosecute an application for the Final Order.

7.5 Articles of Arrangement

Forte shall forthwith carry out the terms of the Interim Order and the Final Order and, on the day of the receipt of the Final Order and the satisfaction or waiver of the conditions in favour of Energyco, Resource Parentco, Subco and Forte to be agreed by Forte and Energyco, file the Articles of Arrangement with the Registrar in order for the Arrangement to become effective.

7.6 Copy of Documents

Except for non-substantive communications, Forte shall, as soon as reasonably possible, furnish to Energyco a copy of each notice, report, schedule or other document or communication delivered, filed or received by Forte in connection with the Arrangement, the Interim Order or the Forte Meeting or any other meeting at which all Forte Shareholders are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies (including the TSX or the TSXV, as the case may be) in connection with, or in any way affecting, the transactions contemplated in this Agreement.

7.7 Insurance

Forte shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

7.8 Certain Actions

Forte shall:

(a) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by Forte in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(b) promptly notify Energyco of (A) any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of the business or in the conduct of the business of Forte, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Forte of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Forte contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or incorrect in any material respect.

7.9 No Compromise

Forte shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Forte in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Energyco , such consent not to be unreasonably withheld or delayed.

7.10 Satisfaction of Conditions

Forte shall use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to their obligations and the obligations of Energyco hereunder set forth in Article 9 hereof to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable efforts to:

(a) obtain the approval of Forte Shareholders to the Arrangement, subject to the proviso set forth in section 7.14 hereof;

(b) obtain all consents, approvals and authorizations as are required to be obtained by them under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Forte;

(c) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(d) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(e) fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

(f) co-operate with Energyco in connection with the performance by Energyco of its obligations hereunder.

7.11 Co-operation

Forte shall make, or co-operate as necessary in the making of, all other necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws. Forte shall use its reasonable commercial efforts to assist Energyco and its agents in the preparation of the Energyco Proxy Circular and any amendments thereto, and use its reasonable commercial efforts to provide, in a timely manner, and in any event, not later than January 26, 2004, substantially complete information and by not later than January 28, 2004, complete information required to be included in the Energyco Proxy Circular relating to Forte, including any required financial statements and reserve engineering reports.

7.12 Closing Documents

Forte shall execute and deliver, deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

7.13 Continuous Disclosure

During the period commencing on the date hereof and ending on the day following the Effective Date, Forte will promptly inform Energyco of the full particulars of:

(a) any change in any material fact contained or referred to in the Forte Proxy Circular; and

(b) the occurrence of a material fact or event, which, in any such case is, or may be, of such a nature as to:

(i) render any portion of the Forte Proxy Circular untrue, false or misleading in any material respect;

(ii) result in a misrepresentation in the Forte Proxy Circular;

(iii) result in the Forte Proxy Circular not complying with applicable Law;

(provided that if Forte is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this section has occurred, Forte shall promptly inform Energyco of the full particulars of the occurrence giving rise to the uncertainty and shall consult with Energyco as to whether the occurrence is of such a nature);

(c) any request of any securities commission or similar securities regulatory authority for any amendment to the Forte Proxy Circular or for any additional documentation;

(d) any request of any Governmental Entity for information on the business, operations, financial condition or assets of Forte or any of its subsidiaries;

(e) the issuance of any securities commission or similar regulatory authority in any jurisdiction or the TSX or the TSXV, as the case may be, of any order to cease or suspend trading of any securities of Forte or the institution or threat of institution of any proceedings for that purpose; or

(f) the issuance by any Governmental Entity of any order to cease or materially change any business, operations or assets of Forte or any of its subsidiaries or the institution or threat of institution of any proceedings for that purpose.

7.14 Non-Solicitation

Forte covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the Effective Time; or (ii) the date that this Agreement is terminated, except with the written consent of Energyco or as otherwise expressly permitted or specifically contemplated by this Agreement, Forte shall:

(a) immediately cease and cause to be terminated any existing discussions or negotiations or other proceedings initiated prior to the date hereof by Forte, or its officers, directors, employees, financial advisors, representatives and agents ("Representatives") or others with respect to any proposed Acquisition Proposal and shall request the return or destruction of any confidential information previously provided to any such third parties;

(b) not directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to

a Acquisition Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Acquisition Proposal;

(c) not release any person from any confidentiality or standstill agreement to which Forte and such person are parties or amend any such agreement; and

(d) exercise all rights to require the return of information regarding Forte previously provided to such persons and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Forte.

Notwithstanding the above, Forte may:

(e) engage in discussions or negotiations with any person who (without any solicitation, initiation or encouragement, directly or indirectly, by Forte, or its Representatives) seeks to initiate such discussions or negotiations and may furnish such third person information concerning Forte and its business, properties and assets if, and only to the extent that:

(i) the other person has first made a Superior Proposal in respect of which the funds or other consideration necessary for completion thereof are or are reasonably likely to be available and Forte's board of directors has concluded in good faith, after considering applicable Law and receiving the written advice of its counsel that may be reflected in board minutes, that such action is required by the Forte board of directors to comply with fiduciary duties under applicable Law;

(ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Forte provides immediate oral and written notice to Resource Parentco specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect to a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreements, and provides Resource Parentco with a copy of such Superior Proposal and any amendments thereto and confirming by written notice the determination of Forte's board of directors that the Acquisition Proposal if completed would constitute a Superior Proposal;

(iii) Forte provides immediate notice to Energyco at such time as it or such person or entity terminates any such discussions or negotiations; and

(iv) Forte immediately provides or makes available to Energyco any information provided to any such person or entity whether or not previously made available to Energyco;

(f) comply with Part 13 of the *Securities Act* (Alberta) with regard to a tender or exchange offer, if applicable, and similar rules under applicable Canadian securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Forte's shareholders; and

(g) accept, recommend, approve or implement an Superior Proposal from a third person, but only (in the case of this clause 7.14(g) if prior to such acceptance, recommendation, approval or implementation, Forte's board of directors shall have concluded in good faith after considering all proposals to adjust the terms and conditions of this Agreement and the Arrangement which may be offered by Energyco during the two (2) Business Day notice period set forth below and after receiving the written advice of its counsel that may be reflected in board minutes, that such action is required by the Forte board of directors to comply with fiduciary duties under applicable Law and subject to the next paragraph hereof.

Forte shall give to Energyco at least two (2) Business Days advance oral and written notice of any decision by the board of directors of Forte to accept, recommend, approve or implement a Superior Proposal, which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, Forte shall and shall cause its financial and legal advisors to negotiate in good

faith with Energyco to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Forte to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Energyco proposes to amend this Agreement and the Arrangement to provide superior value to that provided under the Superior Proposal within the two (2) Business Day time period specified above, then Forte shall not enter into any definitive agreement regarding the Superior Proposal.

7.15 Break Fee

Provided Resource Parentco, Resourceco, Subco, the Partnership and Energyco are not in breach of this Agreement which makes it impossible or unlikely that one or more of the conditions to completion of the Arrangement would not be satisfied, Forte agrees to pay the amount of $500,000 (the "Break Fee") to (i) Energyco in cash (within three Business Days of the date of the occurrence of any event below) if such event occurs prior to the Energyco Arrangement Effective Date and (ii) to Resource Parentco in cash (within three Business Days of the date of occurrence of any event below) if such event occurs after the Energyco Arrangement Effective Date if:

(a) other than as a result of a Material Adverse Change in respect of (i) Resource Parentco and its subsidiaries; or (ii) the Energyco PNG Assets, the board of directors of Forte fails to recommend that Forte Shareholders vote in favour of the Arrangement or the board of directors of Forte withdraws or, in a manner materially adverse to the Arrangement or the completion thereof, modifies or changes its recommendation to Forte Shareholders to vote in favour of the Arrangement;

(b) the board of directors of Forte shall have recommended that Forte Shareholders deposit their Forte Common Shares under, or vote in favour of, or otherwise accept an Acquisition Proposal other than with Energyco;

(c) Forte enters into an agreement with respect to an Acquisition Proposal (other than a Confidentiality Agreements contemplated by section 7.14 hereof), prior to the date of the Forte Meeting;

(d) a *bona fide* Acquisition Proposal is made or announced and not withdrawn prior to the Forte Meeting to all or substantially all holders of Forte Common Shares, the Plan of Arrangement is not approved at the Forte Meeting and the Acquisition Proposal is completed within twelve (12) months of the Meeting; or

(e) there has been a breach by Forte of any of its covenants, agreements, representations and warranties in the Agreement which makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied, other than a breach by Forte of any of its covenants in section 7.11 in relation to the timing of the provision or delivery of information relating to Forte for inclusion in the Energyco Proxy Circular.

The provisions of this section 7.15 shall survive termination of this Agreement (provided in the case of subsection 7.15(d) hereof, such Acquisition Proposal shall have been made or announced prior to notice of termination).

Forte shall never be obligated to pay more than one Break Fee pursuant to this section 7.15. Forte acknowledges that the payment amount set out in this section 7.15 is payment of liquidated damages which is a genuine pre-estimate of the damages which Resource Parentco, Resourceco, the Partnership, Subco and Energyco will suffer or incur as a result of the event giving rise to such damages and is not a penalty. Forte irrevocably waives any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. Resource Parentco, Subco, Resourceco, the Partnership and Energyco agree that payment of the amount provided for in this section 7.15 shall be Energyco's, Resource Parentco's, Resourceco's, the Partnership's and Subco's sole remedy in connection with such event.

Forte agrees that the Break Fee will be paid within 3 Business Days of the date of earliest of any of the foregoing events to occur. Upon the date of the earliest such event occurring, Forte shall be deemed to hold such sum in trust for Energyco or Resource Parentco, as the case may be. In the event that a Acquisition Proposal is entered into, made or announced, as contemplated by section 7.15(d), Forte agrees, within 3 Business Days thereof, to deliver to Energyco or Resource Parentco, as the case may be, an irrevocable letter of credit, in form and

substance satisfactory to Energyco or Resource Parentco, as the case may be payable by a Canadian chartered bank in the amount of the Break Fee and which may be immediately drawn upon by Energyco or Resource Parentco, as the case may be if the Break Fee is payable, as such other form of security is as satisfactory to Energyco or Resource Parentco, as the case may be.

7.16 Employee Matters

If the Arrangement is completed, Forte will review the qualifications of those Energyco employees responsible for the Energyco PNG Assets with a view, where deemed appropriate by Forte, to retaining such employees as employees of Resource Parentco. To the extent that any such employees are not retained by Forte, Forte agrees to bear responsibility for any severance payable pursuant to written employment agreements entered into with such employees prior to the date hereof and any applicable common law rights to severance payments, provided such payments do not, in the aggregate, exceed $300,000.

ARTICLE 8
COVENANTS OF RESOURCECO, THE PARTNERSHIP, RESOURCE PARENTCO AND SUBCO

Resource Parentco, Resourceco, the Partnership and Subco covenant and agree as follows in favour of Forte as set forth below.

8.1 Certain Actions

Resourceco, Resource Parentco, the Partnership and Subco shall not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or under the Energyco Arrangement Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by Energyco in this Agreement or the Energyco Arrangement Agreement untrue in any material respect at any time prior to the Effective Time if then made.

8.2 Co-operation

Resourceco, Resource Parentco, the Partnership and Subco shall make, or co-operate as necessary in the making of, all other necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

8.3 Closing Documents

Resourceco, Resource Parentco, the Partnership and Subco shall execute and deliver, deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

8.4 Energyco PNG Assets

Subject to sections 6.15 and 6.16 regarding a Superior Proposal, each of Resource Parentco, Resourceco, the Partnership and Subco agree to maintain the Energyco PNG Assets in accordance with prudent oilfield practices and not to: (a) dispose of, transfer, gift, or otherwise assign the Energyco PNG Assets (except as contemplated by the Energyco Arrangement Agreement) or (b) otherwise materially diminish the value of the Energyco PNG Assets. Subject to sections 6.15 and 6.16 regarding a Superior Proposal, each of Resource Parentco, Resourceco, the Partnership and Subco agrees not to: (a) merge, amalgamate, combine, consolidate into or with any other person or company or enter into any other corporate reorganization (except as contemplated by the Energyco Arrangement Agreement) or (b) enter into any contract, agreement, commitment or arrangement that could affect or materially diminish the value of the Energyco PNG Assets or affect the indirect ownership of the Energyco PNG Assets by Resource Parentco after the Energyco Arrangement Effective Date.

8.5 Escrow Amount

On or before that date which is one Business Day immediately following the date of the Energyco Meeting (the "Escrow Payment Date"), provided the Arrangement Resolution is approved by the Energyco Common Shareholders, Energyco shall deposit the Escrow Amount with the Escrow Agent. The Escrow Amount shall thereafter be dealt with in accordance with section 11.4 hereof.

ARTICLE 9
CONDITIONS

9.1 Mutual Conditions

The respective obligations of Energyco, Resource Parentco, Resources, the Partnership, Subco and Forte to complete the transactions contemplated hereby are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b) the Energyco PNG Assets shall have been conveyed to the Partnership pursuant to the Energyco Arrangement;

(c) the Arrangement, with or without amendment, shall have been approved at the Forte Meeting by the Forte Shareholders and Forte Optionholders, in accordance with the provisions of the ABCA, the Interim Order and the requirements of any applicable regulatory authorities;

(d) the Arrangement Resolution, with or without amendment (as consented to by Forte), shall have been approved at the Energyco Meeting by the Energyco Common Shareholders, in accordance with the requirements of any applicable regulatory authorities;

(e) the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(f) the Articles of Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

(g) the Effective Date shall be on or before March 31, 2004;

(h) there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is materially adverse to Energyco, the Energyco PNG Assets, Resource Parentco, Subco or Forte;

(i) the TSX or the TSXV, as the case may be, shall have consented to the Arrangement (if required) and shall have conditionally approved the listing thereon of the Resource Parentco Common Shares to be issued pursuant to the Arrangement and issuable upon the conversion of the Resource Parentco Performance Shares as of the Effective Date, subject to compliance with the usual requirements of the TSX or the TSXV, as the case may be;

(j) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit,

the completion of the Arrangement, the failure of which to obtain or the non-expiry of which would be materially adverse to Energyco, the Energyco PNG Assets, Resource Parentco or Forte or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(k) holders of not more than 5% of the outstanding Forte Common Shares shall have exercise rights of dissent in connection with the Arrangement that have not been withdrawn as at the Effective Date;

(l) at the Effective Time, the board of directors of Resource Parentco shall be reconstituted with four nominees chosen by Forte and two nominees chosen by Energyco;

(m) without limiting the scope of the foregoing conditions, all regulatory, third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements which either Energyco or Forte shall consider necessary or desirable in connection with the Arrangement shall have been obtained in form satisfactory to them; and

(n) this Agreement shall not have been terminated pursuant to Article 10 hereof.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived, in whole or in part, by a party hereto by written notification at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before March 31, 2004 or, if earlier, the date required for the performance thereof, then a party hereto may rescind and terminate this Agreement by written notice to the other of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by such rescinding party hereto.

9.2 Energyco, Resource Parentco, Resourceco, the Partnership and Subco Conditions

The obligation of Energyco, Resource Parentco, Resourceco, the Partnership and Subco to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a) the representations and warranties made by Forte in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Forte shall have provided to Energyco and Resource Parentco an officer's certificate thereof certifying such accuracy on the Effective Date;

(b) the directors of Forte shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Forte to permit the consummation of the Arrangement;

(c) by no later than January 28, 2004, Forte shall have provided Energyco and its agents disclosure relating to Forte to be included in the Energyco Proxy Circular;

(d) Forte shall have complied in all material respects with its covenants herein and Forte shall have provided to Energyco and Resource Parentco an officer's certificate certifying that it has so complied with their covenants herein;

(e) no action, suit or proceeding has been taken or threatened against Forte before or by any court, tribunal or administrative body with the aim of preventing the Arrangement;

(f) all requisite regulatory approvals, including court approvals, if any, shall have been obtained and all requirements complied with by Forte in connection with the Arrangement;

(g) Resource Parentco, acting reasonably, is satisfied that there has not been a Material Adverse Change in respect of, or any event has occurred which will result in, a Material Adverse Effect on Forte (and Forte shall provide a certificate to the Energyco Entities in that regard if so requested);

(h) the board of directors of Forte shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in section 7.2(b) in a manner materially adverse to Energyco or the completion of the Arrangement;

(i) Resource Parentco being satisfied that the Net Debt of Forte immediately prior to the Effective Time shall not be greater than $13,200,000 and Forte shall provide an officer's certificate confirming that fact;

(j) Energyco being satisfied that it shall not be responsible for the payment of any expenses, costs or disbursements in relation to the Forte Meeting and the Arrangement other than the costs of Energyco's legal counsel, auditors and, subject to section 11.3 hereof, other costs directly incurred by Energyco in connection with the Energyco Arrangement and the Energyco Meeting; and

(k) the ATB Debt shall have been paid out or transferred from Energyco to Resource Parentco (or one or more of its subsidiaries) and Energyco shall have received a release from Alberta Treasury Branches from any and all obligations and liability in relation thereto.

The foregoing conditions are for the benefit of Energyco, Resource Parentco and Subco and may be waived, in whole or in part, by such parties by written notification at any time. If any of such conditions shall not be complied with or waived by Energyco, Resource Parentco and Subco on or before March 31, 2004 or, if earlier, the date required for the performance thereof, then Energyco, Resource Parentco and Subco may rescind and terminate this Agreement by written notice to Forte in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by Energyco, Resource Parentco or Subco, as the case may be.

9.3 Forte Conditions

The obligation of Forte to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a) the representations and warranties made by Energyco in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Energyco shall have provided to Forte an officer's certificate certifying such accuracy on the Effective Date;

(b) Energyco, Resource Parentco, Resourceco, the Partnership and Subco shall have complied in all material respects with their respective covenants herein, and Energyco, Resource Parentco, Resourceco, the Partnership and Subco shall each have provided to Forte an officer's certificate certifying that Energyco, Resource Parentco, Resourceco, the Partnership and Subco has so complied with its covenants herein;

(c) by no later than two business days prior to the mailing date of the Forte Proxy Circular, Energyco shall have provided Forte and its agents with 150 copies of the Energyco Proxy Circular containing the required disclosure relating to the Energyco Entities and the Energyco PNG Assets;

(d) the directors of Energyco, Resource Parentco and Subco shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Energyco, Resource Parentco and Subco to permit the consummation of the Arrangement;

(e) immediately prior to the Effective Time, Forte shall be satisfied that there are not more than an aggregate of 3,753,611 Resource Parentco Common Shares that are issued and outstanding or that are issuable on

exercise of outstanding options or other rights to acquire any Resource Parentco Common Shares and Resource Parentco shall provide to Forte a certificate to that effect and confirming that other than pursuant to this Agreement, no other Resource Parentco securities or rights thereto are outstanding immediately prior to the Effective Time;

(f) no action, suit or proceeding has been taken or threatened against Energyco, Resource Parentco, Subco or the Energyco PNG Assets before or by any court, tribunal or administrative body with the aim of preventing the Arrangement;

(g) all requisite regulatory approvals, including court approvals, if any, shall have been obtained and all requirements complied with by Energyco, Resource Parentco, Resourceco, the Partnership and Subco in connection with the Arrangement;

(h) Forte, acting reasonably, is satisfied that: (i) there has not been a Material Adverse Change in respect of, or an event has occurred which will result in a Material Adverse Effect on, the Energyco PNG Assets (and Energyco shall provide a certificate to Forte in that regard if so requested); and (ii) there has not been a material increase in the liabilities of Resource Parentco or its subsidiaries as a result of any amendments made to the Energyco Arrangement Agreement and other documents entered into by an Energyco Entity, in connection with the Energyco Arrangement;

(i) the board of directors of Energyco shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in section 6.2(b) in a manner materially adverse to Forte, the completion of the Energyco Arrangement or the completion of the Arrangement;

(j) prior to the Effective Date, each of the directors and officers of Resource Parentco and its subsidiaries (other than those agreed to by Forte) shall have provided their resignations together with releases in favour of Resource Parentco and Forte effective on the Effective Date, each in form and substance satisfactory and on terms as are satisfactory to Forte, acting reasonably;

(k) the Mineco Indemnification Agreement is duly executed and delivered to Forte on or prior to the Effective Date;

(l) Forte shall have received a favourable legal opinion from Energyco's counsel addressed to Forte and Forte's legal counsel, in form and substance satisfactory to Forte and its legal counsel, acting reasonably, with respect to such matters customary in a transaction of this nature as Forte may reasonably request, including matters relating to the completion of the Energyco Arrangement, Resource Parentco and other matters contemplated hereunder and under the Energyco Arrangement;

(m) Forte being satisfied that neither it nor Resource Parentco or any of its subsidiaries shall have any liability or be required to make any payments in excess of $300,000 pursuant to section 7.1 of the Energyco Arrangement Agreement and Forte receiving a certificate executed by the duly authorized officers of Energyco and Mineco confirming that fact;

(n) Forte being satisfied that neither it nor Resource Parentco or any of its subsidiaries shall be responsible for the payment of any expenses, costs or disbursements in relation to the Energyco Meeting and the Energyco Arrangement other then the costs of Forte's legal counsel, auditors, and subject to section 11.3 hereof, other costs directly incurred by Forte in connection with the Arrangement and the Forte Meeting;

(o) Forte being satisfied that Energyco shall have utilized $1 million from the Share Subscription to repay $1 million of the outstanding ATB Debt;

(p) Forte being satisfied that Resourceco or Resource Parentco shall have received cash consideration of $0.35 for each Energyco Option exercised prior to the Energyco Arrangement Effective Date;

(q) Forte being satisfied that (i) the Net Debt of Resource Parentco and its subsidiaries immediately prior to the Effective Time shall not be greater than $3,100,000; and (ii) Energyco shall provide an officer's certificate confirming that fact; and

(r) the Escrow Amount shall have been provided to the Escrow Agent on or prior to the Escrow Payment Date.

The foregoing conditions are for the benefit of Forte and may be waived, in whole or in part, by Forte by written notification at any time. If any of such conditions shall not be complied with or waived by Forte on or before March 31, 2004 or, if earlier, the date required for the performance thereof, then Forte may rescind and terminate this Agreement by written notice to Resource Parentco in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a material breach of this Agreement by Forte.

9.4 Notice and Cure Provisions

Each party hereto shall give prompt notice to the others hereto of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any other party hereto contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date;

(b) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other party hereto prior to the Effective Date; or

(c) result in the failure to satisfy any of the conditions precedent in its favour contained in sections 9.1, 9.2 or 9.3 hereof, as the case may be.

Subject as herein provided, a party hereto may elect not to complete the transactions contemplated hereby pursuant to the provisions contained in sections 9.1, 9.2 or 9.3 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the sending of the Articles of Arrangement to the Registrar, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of March 31, 2004 and the expiration of a period of 30 days from date of delivery of such notice.

9.5 Merger of Conditions

The conditions set out in sections 9.1, 9.2 or 9.3 hereof shall be conclusively deemed to have been satisfied, waived or released upon the issue of a certificate in respect of the Articles of Arrangement under the ABCA. Resource Parentco and Forte acknowledge and agree that they shall have no right to file the Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 10
AMENDMENT AND TERMINATION

10.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Energyco Meeting and the Forte Meeting, be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Energyco Common Shareholders,

Energyco Optionholders or the Forte Shareholders and Forte Optionholders, and any such amendment may, without limitation:

(a) change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of any of the parties hereto; and

(d) waive compliance with or modify any condition herein contained;

provided that no such amendment shall reduce the consideration to be received by the Forte Shareholders without the approval of the Forte Shareholders, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

10.2 Alternative Transaction

The parties hereto acknowledge and agree that, based upon tax, corporate, securities or other legal and other considerations, it may be more advantageous or appropriate to carry out the transaction contemplated herein by way of another form of plan of arrangement, amalgamation or take-over bid or other form of transaction ("Other Transaction"). In the event of such determination the parties agree to negotiate all such agreements, documents and arrangements that may be necessary or desirable to carry out the Other Transaction, provided that provisions hereof shall apply mutatis mutandis, to such Other Transaction.

10.3 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the parties hereto;

(b) as provided in sections 9.1, 9.2 or 9.3 hereof, subject to section 9.4 hereof;

(c) by Forte if the directors of Energyco shall have withdrawn or modified in a manner adverse to Forte their approval or recommendation with respect to the Arrangement Resolutions or shall have approved or recommended an Acquisition Proposal;

(d) by Forte or by Energyco if the Energyco Meeting shall have been held and completed and the requisite approval of the Energyco Arrangement by Energyco Common Shareholders and Energyco Optionholders shall not have occurred;

(e) by Energyco or by Forte if the Forte Meeting shall have been held and completed and the approval of the Arrangement by Forte Shareholders and Forte Optionholders required by subsection 9.1(c) hereof shall not have occurred;

(f) by Energyco if the directors of Forte shall have withdrawn or modified in a manner adverse to Energyco their approval or recommendation of the Arrangement or shall have approved or recommended an Acquisition Proposal;

(g) by either Energyco or Forte if the Break Fee pursuant to subsections 6.16 and 7.15 shall have become payable other than if the Break Fee is payable, in the case of termination by Forte, pursuant to subsection 7.15(e) or, in the case of termination by Energyco, subsection 6.16(e);

(h) by Forte or by Energyco in the event that the Arrangement does not become effective on or before March 31, 2004; and

(i) by either Forte on the one hand or Energyco on the other, if there has been a breach or non-performance by the other party of any representation, warranty or covenant contained in this Agreement that would have or would be reasonably likely to have a Material Adverse Effect on the party seeking to terminate, provided the breaching or non-performing party has been given notice of and three days to cure any such misrepresentation, breach or non-performance, other than in respect of sections 6.16 and 7.15;

provided that any termination by a party hereto in accordance with this section 10.3 shall be made by such party delivering written notice to the other party or parties hereto prior to the Effective Date specifying in reasonable detail the matter or matters giving rise to such termination right.

10.4 Effect of Termination

In the event of the termination of this Agreement as provided in section 10.3, this Agreement shall forthwith have no further force or effect, other than sections 6.16, 7.15 (as provided therein) and 11.3 which shall survive termination, and there shall be no obligation on the part of the parties hereto hereunder except those obligations that have accrued to such date. Nothing herein shall relieve any party from liability for any breach of this Agreement accruing prior to termination. Notwithstanding the foregoing, neither Forte nor Energyco shall be liable for the breach of any covenant, agreement, representation or warranty in the Agreement relating to the provision of information for inclusion in the other party's information circular on or before the particular dates specified therein or for the failure to satisfy the conditions set forth in sections 9.2(c) and 9.3(c) in that regard.

ARTICLE 11
GENERAL

11.1 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be by written instrument and shall be delivered by hand to the party hereto to which the notice is to be given at the following addresses or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Calgary time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a) if to Forte:

Forte Oil Corporation
2450, 500 – 4th Avenue S.W.
Calgary, AB T2P 4H2

Attention: Thomas J. MacKay, Chairman & Chief Executive Officer
Facsimile No.: (403) 237-5256

with a copy to:

Burnet Duckworth Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, AB T2P 3N9

Attention: Jay P. Reid
Facsimile No.: (403) 260-0330

(b) if to Energyco, Resource Parentco, Resourceco, the Partnership, Mineco or Subco:

Denison Energy Inc.
Atrium on Bay
Suite 320, 40 Dundas Street West
Toronto, Ontario M5G 2C2

Attention: E. Peter Farmer, President and Chief Executive Officer
Facsimile No.: (416) 979-5893

with a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, AB T2P 4J8

Attention: Troy Moller
Facsimile No.: (403) 260-9700

11.2 Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Energyco, Resource Parentco or Subco (if Forte is the breaching party) or Forte (if Energyco, Resource Parentco or Subco is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

11.3 Expenses

The parties hereto agree that each party will pay its own costs and expenses in connection with the preparation, execution and delivery of this Agreement and the transactions contemplated hereby. For greater certainty:

(a) the expenses of Forte incurred in connection with the Forte Meeting and the preparation, printing and mailing of the Forte Proxy Circular to the Forte Shareholders and Forte Optionholders including legal and accounting fees of Forte, financial advisor fees and all disbursements by its advisors, shall be borne by Forte;

(b) subject to subsection (d), the expenses of the Energyco Entities accrued up to and including the Energyco Arrangement Effective Date in connection herewith and in connection with the Energyco Meeting, the preparation, printing and mailing of the Energyco Proxy Circular to the Energyco Common Shareholders

and Energyco Optionholders including legal and accounting fees of such parties, financial advisor fees of Energyco and all disbursements by its advisors shall be borne by Energyco;

(c) subject to subsection (d), the listing fees of the TSX or TSXV, as the case may be, shall be apportioned between Energyco and Forte based upon the allocation between their respective securityholders of the Resource Parentco Common Shares issuable in connection with the Energyco Arrangement, the Arrangement, the Resource Parentco Option Plan and the conversion of Resource Parentco Performance Shares;

(d) notwithstanding the foregoing, in the event that the Net Debt of Resource Parentco and its subsidiaries is less than $3,100,000 on the Effective Date, subject to the consent of Forte (not to be unreasonably withheld or delayed) Resource Parentco shall pay expenses relating to the Arrangement accrued but not paid up to the Effective Time, in an amount not to exceed the difference between the Net Debt of Resource Parentco and its subsidiaries and $3,100,000.

11.4 Net Debt Adjustment

(a) The parties hereto agree that on the 61st day following the Effective Date (or if such date is not a Business Day, the next Business Day thereafter) (the "Adjustment Date') Forte shall prepare and, in accordance with the notice provisions contained herein, provide Mineco with a statement of the Net Debt of Resource Parentco and its pre-Effective Time subsidiaries (the "Net Debt Adjustment Statement") effective as at the Effective Date and prepared in accordance with Canadian GAAP, which Net Debt Adjustment Statement shall give effect to working capital additions and working capital reductions incurred prior to the Effective Date but for which notice thereof has been received after the Effective Date. Such Net Debt Adjustment Statement shall be accompanied by an officer's certificate executed by the Chief Financial Officer of Forte certifying that such Net Debt Adjustment Statement gives effect to all working capital additions and working capital reductions received by Resource Parentco and its pre-Effective Time subsidiaries prior to the Adjustment Date and verifying that such calculation has been completed in accordance with Canadian GAAP.

(b) To the extent that the Net Debt Adjustment Statement demonstrates that the adjusted Net Debt of Resource Parentco and its pre-Effective Time subsidiaries (the "Adjusted Net Debt") is less than or equal to $3,100,000, Forte will instruct the Escrow Agent to forthwith pay the Escrow Amount to Mineco. To the extent that the Adjusted Net Debt exceeds $3,100,000, Forte shall instruct the Escrow Agent to forthwith pay to Forte or Resourceco the amount by which the Adjusted Net Debt exceeds $3,100,000 (the "Net Debt Excess Amount"), such amount not to exceed the Escrow Amount.

(c) To the extent that the Net Debt Excess Amount does not exceed the Escrow Amount, Forte shall direct the Escrow Agent to forthwith pay any remaining balance of the Escrow Amount to Mineco.

(d) The parties hereto understand and acknowledge that the Escrow Amount shall be held by the Escrow Agent and deposited in a trust account with the Royal Bank of Canada. If any interest is earned on the Escrow Amount which is credited to such trust account, such interest will be utilized to pay the fees and disbursements of the Escrow Agent in connection with its administration of the Escrow Amount and matters related to this Agreement.

(e) The parties hereto agree that the Escrow Agent shall have the right at any time to deposit the Escrow Amount (or any portion thereof) and interest earned thereon, if any, with the Accountant Section of the Alberta Court of Queen's Bench in accordance with the Rules of Civil Procedure respecting interpleader or in such other manner or on such other grounds as such Court may direct.

(f) The parties hereto acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and for their convenience and the Escrow Agent shall not be deemed to be the agent of any of the parties hereto in respect of the escrow referred to. The parties hereto agree that the Escrow Agent shall not be liable to any party hereto for any error in judgment or for any act or omission on its part in respect of the

escrow herein referred to unless such error in judgment, act or omission is made, taken or suffered in bad faith or involves gross negligence.

(g) The parties hereby jointly and severally agree to indemnify and hold the Escrow Agent harmless from and against all costs, claims (including those from third parties) and expenses, including solicitor's fees and disbursements incurred in connection with or arising from the performance of the Escrow Agent's duties or rights hereunder, provided that this indemnity shall not extend to actions or omissions suffered by the Escrow Agent in bad faith or involving gross negligence on the part of the Escrow Agent.

(h) The parties understand and agree that the Escrow Agent's only duties and obligations in respect of the Escrow Amount are expressly set out in this section 11.4. The Escrow Agent shall have the right to consult with separate counsel of its own choosing (if it deems such consultation advisable) and shall not be liable for any action taken, suffered or omitted to be taken by it if the Escrow Agent acts in accordance with the advice of such counsel. The Escrow Agent shall be protected if it acts upon any written or oral communication, notice, certificate or other instrument or document believed by the Escrow Agent to be genuine and to be properly given or executed without the necessity of verifying the truth or accuracy of same or the authority of the person giving or executing the same.

(i) The Escrow Agent may, at any time, resign its obligations under this section 11.4 and be discharged from all further duties and liabilities hereunder by giving each of the parties at least three Business Days' notice in writing of its intention to resign or such shorter notice as the parties may accept as sufficient. The parties agree that they shall forthwith upon receipt of such notice appoint a new stakeholder to act in place and stead of the Escrow Agent and if they fail to agree upon such appointment, any of the parties may apply to a Justice of the Alberta Court of Queen's Bench on such notice as such Justice may direct for the appointment of a new stakeholder. Upon any new appointment, the new stakeholder shall be vested with the same powers, rights, duties and obligations as if it had been originally named herein as stakeholder and such new stakeholder shall enter into an agreement with the parties agreeing to be bound by all of the provisions of this section 11.4.

(j) The parties hereto agree that upon disposing of the Escrow Amount or any portion thereof and interest thereon, if any, in accordance with the provisions of this section 11.4, the Escrow Agent shall be relieved and discharged from all claims and liabilities relating to such Escrow Amount and any interest thereon, if any, and the Escrow Agent shall not be subject to any claims made by or on behalf of any party hereto.

(k) The parties agree that the fact that the Escrow Agent is acting as stakeholder under this Agreement shall not in any way prevent it from representing Forte in connection with the transactions contemplated in this Agreement or any litigation arising from this Agreement or from representing Forte or any other party in any other capacity or in any other transaction.

(l) The parties hereto agree that the Escrow Agent shall bear no liability for any failure to earn interest or achieve the maximum possible yield from the Escrow Amount and shall not be responsible for any failure of the Royal Bank of Canada.

11.5 Time of the Essence

Time shall be of the essence in this Agreement.

11.6 Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein or therein.

11.7 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

11.8 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of Alberta and the laws of Canada applicable therein but the reference to such Laws shall not, by conflict of laws rules or otherwise, require the application of the Law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

11.9 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

11.10 Waiver

No waiver or release by any party hereto shall be effective unless evidenced by written instrument and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 12.1 hereof.

11.11 Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

11.12 Survival

The representations, warranties and covenants (other than the covenants in sections 6.18 and 11.4) shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Arrangement becoming effective. The covenants set forth in section 11.4 shall survive without limitation and the covenants in section 6.18 shall survive the completion of the transactions contemplated hereby for a period of two years following the Effective Date and shall not merge by reason of completion of the transactions contemplated hereby.

11.13 Release of Standstill

Each of Forte and Energyco release the other and consent to the transactions contemplated hereby pursuant to section 14 of the Confidentiality Agreements in respect of the transactions contemplated hereby.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

DENISON ENERGY INC.

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President and Chief Executive Officer

FORTE OIL CORPORATION

Per: *"Douglas Baker"*
Name: Douglas Baker
Title: President and Chief Financial Officer

DENISON OIL CORPORATION

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

1087215 ALBERTA LTD.

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

DENISON RESOURCES INC.

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

DENISON RESOURCES PARTNERSHIP, by its Managing Partner, **DENISON RESOURCES INC.**

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

DENISON MINES INC.

Per: *"E. Peter Farmer"*
Name: E. Peter Farmer
Title: President

SCHEDULE "A"

PLAN OF ARRANGEMENT DATED JANUARY 28, 2004 UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta);

(a) "**Amalgamated Corporation**" means the corporation resulting from the amalgamation of Forte and Subco under the Arrangement;

(b) "**Arrangement**" means the arrangement under the provisions of section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

(c) "**Articles of Arrangement**" means articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(d) "**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

(e) "**Court**" means the Court of Queen's Bench of Alberta;

(f) "**Depositary**" means Forte, being the depositary for the purpose of, among other things, exchanging certificates representing Forte Common Shares for Resource Parentco Common Shares and exchanging certificates representing Forte Performance Shares for Resource Parentco Common Shares;

(g) "**Dissent Procedures**" means the procedures set forth in section 191 of the ABCA, as modified by the Interim Order, required to be taken by a registered holder of Forte Common Shares to exercise the right of dissent in respect of such shares in connection with the Arrangement;

(h) "**Dissenting Forte Shareholders**" means the registered holders of Forte Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

(i) "**Effective Date**" means the date on which the Articles of Arrangement are filed with the Registrar;

(j) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(k) "**Energyco**" means Denison Energy Inc., a company amalgamated under the laws of the Province of Ontario;

(l) "**Energyco Arrangement**" means the plan of arrangement which is annexed as Appendix 1 to the Energyco Arrangement Agreement or as such may be amended or varied in accordance with section 6.1 of the Energyco Arrangement Agreement;

(m) **"Energyco Common Shares"** mean the common shares (as presently constituted) in the capital of Energyco;

(n) **"Energyco Common Shareholders"** means those persons who are registered holders of Energyco Common Shares;

(o) **"Energyco Meeting"** means the special meeting of the Energyco Common Shareholders and Energyco Optionholders to be held to consider, among other things, the Energyco Arrangement and the issuance of Resource Parentco Common Shares under the Arrangement, and any adjournment thereof;

(p) **"Energyco Optionholders"** means those persons who are registered as holders of Energyco Options;

(q) **"Energyco Option Plan"** means Energyco's stock option plan as currently in force;

(r) **"Energyco Options"** means options to purchase Energyco Common Shares under the Energyco Option Plan;

(s) **"Energyco Proxy Circular"** means the management information circular prepared by Energyco and mailed to the Energyco Common Shareholders and Energyco Optionholders in connection with the Energyco Meeting;

(t) **"Forte"** means Forte Oil Corporation, a corporation existing under the ABCA;

(u) **"Forte Articles"** means the articles of incorporation of Forte, as amended;

(v) **"Forte Common Shares"** means the common shares in the capital of Forte as constituted on the date hereof;

(w) **"Forte Letter of Transmittal"** means the letter of transmittal for Forte Shareholders in the form accompanying the Forte Proxy Circular;

(x) **"Forte Meeting"** means the meeting of holders of Forte Shareholders and Forte Optionholders held, among other things, to consider, and if deemed advisable, to approve the Arrangement;

(y) **"Forte Meeting Date"** means the date of the Forte Meeting;

(z) **"Forte Options"** means the options to purchase Forte Common Shares outstanding under the Forte Option Plan;

(aa) **"Forte Optionholders"** means those persons who are registered as holders of Forte Options;

(bb) **"Forte Option Plan"** means that share option plan adopted by Forte;

(cc) **"Forte Performance Shares"** means the First Preferred Shares, Series 1 of Forte;

(dd) **"Forte Proxy Circular"** means the management information circular prepared by Forte and mailed to the Forte Shareholders in connection with the Forte Meeting, to which has been appended the Energyco Proxy Circular;

(ee) **"Forte Shareholders"** means the registered holders of Forte Common Shares and Forte Performance Shares, at the applicable time;

(ff) **"Final Order"** means the order of the Court, including any amendment thereto, pursuant to subsection 193(9) of the ABCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(gg) **"Interim Order"** means the interim order of the Court, including any amendment thereto, pursuant to subsection 193(4) of the ABCA made in connection with the Arrangement;

(hh) **"Resource Parentco"** means Denison Oil Corporation, a corporation existing under the ABCA;

(ii) **"Resource Parentco Common Shares"** means the common shares in the capital of Resource Parentco as constituted on the date hereof;

(jj) **"Resource Parentco Performance Shares"** means the First Preferred Shares, Series 1 of Resource Parentco;

(kk) **"Resource Parentco Shares"** means Resource Parentco Common Shares and Resource Parentco Performance Shares;

(ll) **"Plan of Arrangement"** means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and any order of the Court;

(mm) **"Registrar"** means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA; and

(nn) **"Subco"** means 1087215 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Resource Parentco.

In addition, words and phrases used but not otherwise defined herein but defined in the ABCA shall have the same meaning herein as in the ABCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Purpose of the Plan of Arrangement

The following is intended to be a general statement for the purpose of the Plan of Arrangement and is qualified in its entirety by the specific provision of this Plan of Arrangement.

The purpose of the Plan is for: (i) Forte and Subco to amalgamate to form the Amalgamated Corporation; (ii) holders of Forte Common Shares to receive 0.894 Resource Parentco Common Shares for each Forte Common Share held and holders of Forte Performance Shares to receive 0.894 Resource Parentco Common Shares for each Forte Performance Share held; (iii) Resource Parentco to receive one share of the Amalgamated Corporation for each share of Subco held; and (iv) each Forte Option to become an option to purchase the number of Resource Parentco Common Shares on the basis provided for in this Plan of Arrangement.

2.2 Binding Nature

The Plan of Arrangement will be binding upon Forte, Resource Parentco, Subco, Amalgamated Corporation, the Forte Shareholders and the Forte Optionholders upon filing of the Articles of Arrangement with the Registrar.

2.3 Effect of Filing Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall be effective unless all of the provisions hereof shall become effective.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall occur in the sequence set out, without any further act or formality:

(a) Forte and Subco shall amalgamate to form the Amalgamated Corporation;

(b) on the amalgamation, holders of Forte Common Shares shall receive 0.894 Resource Parentco Common Shares for each Forte Common Share held;

(c) on the amalgamation, holders of Forte Performance Shares shall receive 0.894 Resource Parentco Performance Shares for each Forte Performance Share held;

(d) on the amalgamation, Resource Parentco shall receive one share of the Amalgamated Corporation for each share of Subco held;

(e) on the Effective Date, each Forte Option will, without any further action on the part of any holder thereof, become an option to purchase the number of Resource Parentco Common Shares determined by multiplying the number of Forte Common Shares subject to such Forte Option at the Effective Date by 0.894, at an exercise price per Resource Parentco Common Share equal to the exercise price per share of

such Forte Option at the Effective Time divided by 0.894. If the foregoing calculation results in an option being exercisable for a fraction of a Resource Parentco Common Share, then the number of Resource Parentco Common Shares subject to such option will be rounded up to the nearest whole number of shares, and the exercise price per whole Resource Parentco Common Share will be determined as above. Such options will be deemed to have been granted under the Resource Parentco Option Plan. Except as provided in this subsection, the term, exercisability and all other of the terms and conditions of the Forte Options in effect at the Effective Date shall govern the Forte Options as so converted;

(f) as of the Effective Date:

(i) a registered holder of Forte Common Shares who is entitled to dissent in respect of the Arrangement in accordance with the ABCA and who duly and validly exercises such right; and

(A) is ultimately entitled to be paid the fair value for such shareholder's Forte Common Shares shall be deemed to have transferred such shares to the Amalgamated Corporation for cancellation on the Effective Date; or

(B) is ultimately not entitled to be paid the fair value for such shareholder's Forte Common Shares, for any reason, shall be deemed to have participated in the Arrangement on the same basis as at and from the Effective Date as any other non-dissenting Forte Shareholder;

(ii) Resource Parentco shall not be required to recognize Forte Shareholders described in paragraph 3.1(f)(i)(A) above as holding Forte Common Shares on or after the Effective Date and the name of such holder shall be deleted from the registers of Forte;

(iii) the name of the Amalgamated Corporation shall be "Forte Oil Corporation";

(iv) the property of each of the amalgamating corporations shall continue to be the property of the Amalgamated Corporation;

(v) the Amalgamated Corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

(viii) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against the Amalgamated Corporation;

(ix) the articles of incorporation of Subco shall be deemed to be the articles of incorporation of the Amalgamated Corporation and the Certificate of Incorporation of Subco shall be deemed to be the Certificate of Incorporation of the Amalgamated Corporation;

(x) the first directors of the Amalgamated Corporation will be Thomas J. MacKay and Douglas N. Baker, each of the City of Calgary, Alberta;

(xi) the by laws of the Amalgamated Corporation shall be the by laws of Subco;

(xii) the registered office of the Amalgamated Corporation shall be Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

3.2 Procedures

(a) On or before the Effective Date the parties shall deliver or arrange to be delivered to the Depositary certificates representing the Resource Parentco Common Shares and Resource Parentco Performance Shares required to be issued to Forte Shareholders who are entitled to receive Resource Parentco Shares in exchange for Forte Common Shares and Forte Performance Shares in accordance with the provisions of section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Forte Shareholders for distribution to such Forte Shareholders in accordance with the provisions of Article 5 hereof.

(b) Subject to the provisions of Article 4 hereof, at the Effective Time:

(i) Forte Shareholders who are entitled to receive Resource Parentco Common Shares in exchange for Forte Common Shares in accordance with the provisions of section 3.1 hereof shall be entitled to receive delivery of the certificates representing such Resource Parentco Common Shares; and

(ii) Forte Shareholders who are entitled to receive Resource Parentco Performance Shares in exchange for Forte Performance Shares in accordance with the provisions of section 3.1 hereof shall be entitled to receive delivery of the certificates representing such Resource Parentco Performance Shares.

3.3 No Fractional Shares

Notwithstanding section 3.1 hereof, no fractional Resource Parentco Common Shares or fractional Resource Parentco Performance Shares shall be issued to Forte Shareholders and any fractional number of Resource Parentco Common Shares or Resource Parentco Performance Shares resulting from the exchange of: (i) Forte Common Shares for Resource Parentco Common Shares, and (ii) Forte Performance Shares for Resource Parentco Performance Shares, shall be rounded up to the next whole number of Resource Parentco Common Shares and Resource Parentco Performance Shares, respectively.

ARTICLE 4
RIGHTS OF DISSENT

4.1 Rights of Dissent

(a) Registered holders of Forte Common Shares may exercise Dissent Procedures in connection with the Arrangement and holders who validly exercise such rights of dissent and who:

(i) are ultimately entitled to be paid fair value for their Forte Common Shares shall be deemed to have transferred such Forte Common Shares to Resource Parentco for cancellation at the Effective Time and such shares shall be deemed to be no longer outstanding as at the Effective Time; or

(ii) are ultimately not entitled, for any reason, to be paid fair value for their Forte Common Shares shall be deemed to have participated in the Arrangement on the basis set forth in section 3.1 hereof as any non-dissenting shareholder and shall be deemed to have transferred such Forte Common Shares to Resource Parentco as at the Effective Time.

For greater certainty, in no case shall Forte, Resource Parentco or any other person be required to recognize Dissenting Forte Shareholders as holders of Forte Common Shares after the Effective Time, and the names of such Dissenting Forte Shareholders shall be deleted from the register of holders of Forte Common Shares at the Effective Time.

ARTICLE 5
DELIVERY OF RESOURCE PARENTCO SHARES

5.1 Delivery of Resource Parentco Shares

(a) Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more outstanding Forte Common Shares that were exchanged for Resource Parentco Common Shares in accordance with section 3.1 hereof, together with a completed Forte Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the shares represented by such certificate under the ABCA and the by-laws of Forte and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the Resource Parentco Common Shares which such holder is entitled to receive in accordance with section 3.1 hereof.

(b) Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more outstanding Forte Performance Shares that were exchanged for Resource Parentco Performance Shares in accordance with section 3.1 hereof, together with a completed Forte Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the ABCA and the by-laws of Forte and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the Resource Parentco Performance Shares which such holder is entitled to receive in accordance with section 3.1 hereof.

(c) Subject to section 4.1, after the Effective Time and until surrendered as contemplated by subsections 5.1(a) and 5.1(b) hereof, each certificate which immediately prior to the Effective Time represented one or more Forte Common Shares or Forte Performance Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Resource Parentco Common Shares or Resource Parentco Performance Shares, as applicable, to which the holder of such certificate is entitled to receive in accordance with section 3.1 hereof.

5.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Forte Common Shares or Forte Performance Shares, as the case may be, that were exchanged for Resource Parentco Common Shares or Resource Parentco Performance Shares, as applicable, in accordance with section 3.1 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Resource Parentco Common Shares or Resource Parentco Performance Shares, as applicable, to which such holder is entitled to receive in accordance with Article 3 hereof. When authorizing the delivery of such shares in exchange for such lost, stolen or destroyed certificate, the holder to whom such Resource Parentco Common Shares or Resource Parentco Performance Shares, as applicable, are to be delivered shall as a condition precedent to the delivery of such Resource Parentco Common Shares or Resource Parentco Performance Shares, as applicable, give a bond satisfactory to Resource Parentco and the Depositary in such sum as Resource Parentco and the Depositary may direct, or otherwise indemnify Forte, Resource Parentco and the Depositary in a manner satisfactory to Forte, Resource Parentco and the Depositary, against any claim that may be made against Forte, Resource Parentco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Resource Parentco Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Forte Common Shares, unless and until the holder of such certificate shall have complied with the provisions of

section 5.1 (and, if applicable, section 5.2) hereof. Subject to applicable law at the time of such compliance, there shall, in addition to the delivery of Resource Parentco Common Shares to which such holder is thereby entitled, be delivered to such holder the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Resource Parentco Common Shares.

5.4 Extinguishment of Rights

Notwithstanding any other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Forte Common Shares or outstanding Forte Performance Shares that were to have been exchanged for certificates representing Resource Parentco Common Shares or Resource Parentco Performance Shares, as applicable, pursuant to the provisions hereof if it has not been surrendered with all other instruments required by section 5.1 hereof, on the sixth anniversary of the Effective Date such certificate shall cease to represent a claim or interest of any kind or nature against any party. In such circumstances, the person ultimately entitled to any certificate hereunder shall be deemed to have surrendered such entitlement to Resource Parentco, or its successor entity, as applicable, together with all entitlement to dividends, distributions and cash thereon held for such former shareholder for no consideration.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Forte and Resource Parentco reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Forte and Resource Parentco, (iii) filed with the Court and, if made following the Forte Meeting, approved by the Court, and (iv) communicated to Forte Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to his Plan of Arrangement may be proposed by Forte at any time prior to or at the Forte Meeting (provided that Resource Parentco shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Forte Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Forte Meeting shall be effective only if (i) it is consented to in writing by each of Forte and Resource Parentco, and (ii) if required by the Court, it is consented to by holders of the Forte Common Shares and holders of Forte Performance Shares voting in the manner directed by the Court.

SCHEDULE "B"

MINECO INDEMNIFICATION AGREEMENT

This Agreement made as of the ____ day of ____________________, 2004

BETWEEN:

DENISON MINES INC., a company incorporated under the laws of the Province of Ontario ("**Mineco**")

- and -

DENISON RESOURCES INC., a company incorporated under the laws of the Province of Alberta ("**Resourceco**")

- and -

DENISON RESOURCES PARTNERSHIP, a general partner formed under the laws of the Province of Alberta (the "**Partnership**")

WHEREAS:

A. Denison Energy Inc. ("**Energyco**") is proposing to complete the Energyco Arrangement whereunder the uranium mining business of Energyco is being transferred to Mineco and the petroleum and natural gas exploration and development business of Energyco is being transferred to Resourceco, a wholly-owned subsidiary of Denison Oil Corporation ("**Resource Parentco**");

B. Pursuant to the Energyco Arrangement, the Uranium Assets will be transferred directly or indirectly, from Energyco to the Partnership and from the Partnership to Mineco;

C. Immediately upon the completion of the Energyco Arrangement, Resource Parentco intends to complete a business combination involving Forte Oil Corporation ("**Forte**") to combine the business and assets of Resource Parentco and Forte;

D. Mineco has agreed to indemnify Resourceco with respect to any Losses relating to or arising out of or in relation to the Uranium Assets; and

E. Mineco and Resourceco wish to specify the terms and conditions of such indemnification from Mineco and the procedure involved with respect to Claims relating to such indemnification;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the respective covenants and agreements contained herein, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Except as otherwise defined herein, the definitions set forth in the Forte Arrangement Agreement shall apply to this Mineco Indemnification Agreement, and in addition thereto for purposes hereof, including the recitals and this Section:

(a) "**Applicable Law**" has the meaning ascribed thereto in the Energyco Arrangement Agreement;

(b) "**Authorized Authority**" means, in relation to any Claim, any (i) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (ii) agency, authority, commission, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (iii) court, arbitrator, commission or body exercising judicial, quasi judicial, administrative or similar functions, and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including securities exchanges, in each case having jurisdiction over such Claim;

(c) "**Business Day**" means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Calgary;

(d) "**Claims**" means orders, actions, causes of actions, suits, debts, dues, sums of money, Liabilities, general damages, special damages, costs, claims, proceedings and demands of every nature and kind, whether actual or threatened;

(e) "**Claim Notice**" has the meaning given in Section 4.1(a);

(f) "**Confidential Information**" has the meaning ascribed thereto in Section 7.1;

(g) "**Counsel**" means legal counsel representing a Party hereunder with respect to any Claims;

(h) "**Damage Recoveries**" has the meaning ascribed thereto in Section 3.3;

(i) "**Demand**" has the meaning ascribed thereto in Section 3.4(a);

(j) "**Determination Date**" means the day upon which a Final Determination occurs;

(k) "**Energyco Arrangement**" means the arrangement proposed under the provisions of section 182 of the *Business Corporations Act* (Ontario) and as described in the Energyco Arrangement Agreement;

(l) "**Energyco Arrangement Agreement**" means the arrangement agreement entered into among Energyco, Mineco, Resource Parentco, Resourceco, Tenwest Uranium Limited, Denison Resource Partnership, Denison Mine Holding Corporation and E. Peter Farmer, dated December 30, 2003, as amended and restated, wherein Energyco agrees to reorganize its business into three separate companies in accordance with the terms set forth therein and the plan of arrangement attached thereto;

(m) "**Environmental Liabilities**" has the meaning ascribed thereto in the Energyco Arrangement Agreement;

(n) "**Final Determination**" means the point in time when the relevant Claim has been finally resolved for all purposes, which shall be deemed to occur upon the happening of the earlier of the following events:

(i) a binding Settlement Agreement being reached among all parties to the Claim and the filing of all applicable discontinuances and fully executed releases in form and content acceptable to the Indemnifying Party and the Indemnified Parties, acting reasonably, delivered amongst such parties as appropriate, and the satisfaction by or on behalf of the Indemnifying Party of any obligations it may have pertaining to such agreement or agreements; or

(ii) the final resolution of each of the actions comprising the Claim by the Authorized Authority, including the completion of any appeal proceedings relating to a Judgment or

the expiry of all applicable appeal periods, if any, and the satisfaction by or on behalf of the applicable Indemnifying Party of any obligations it may have pertaining to such Claim;

(o) **"Forte Arrangement Agreement"** means the arrangement agreement entered into among Energyco, Resource Parentco, 1087215 Alberta Ltd. and Forte dated January 26, 2004, wherein the parties thereto propose to complete a business combination to combine the business and assets of Resource Parentco and Forte and complete such other transactions as are described therein;

(p) **"Forte Effective Date"** has the meaning ascribed to the term "Effective Date" in the Forte Arrangement Agreement;

(q) **"Indemnified Parties"** means Resourceco, the Partnership and their respective successors and assigns;

(r) **"Indemnifying Party"** means Mineco;

(s) **"Indemnity"** means the indemnity given by the Indemnifying Party as set forth and described in Article 3 herein;

(t) **"Judgment"** means an order, decree, assessment or other form of decision of an Authorized Authority which is in effect and has not been appealed or, if appealed the effect of the order has not been stayed pending the outcome of such appeal;

(u) **"Liabilities"** means all liabilities or obligations whatsoever, whether direct or indirect, known or unknown, absolute, accrued, contingent or otherwise;

(v) **"Losses"** means all direct damages, losses, expenses (including fines and penalties) and Legal Expenses which are suffered, sustained, paid or incurred in relation to any Claims or Liabilities, including such damages, losses, expenses and Legal Expenses suffered, sustained, paid or incurred in relation to any Claims brought by a Party's directors, officers, employees, shareholders, agents and representatives pursuant to indemnification obligations granted by the Party in favour of such directors, officers, employees, shareholders, agents and representatives;

(w) **"Legal Expenses"** means all reasonable legal fees, disbursements, court or hearing costs and related expenses, disbursements or costs, pertaining to the assessment or conduct of a Claim, including but not limited to costs associated with preliminary or interlocutory proceedings, hearings, interrogatories, discoveries, trials, appeals, negotiations, settlements and compromises;

(x) **"Mineco Indemnification Agreement"** means this agreement;

(y) **"Mining Conveyance Agreement"** has the meaning ascribed thereto in the Energyco Arrangement Agreement;

(z) **"Nominee"** means any nominee which the Indemnifying Party appoints to perform its duties and responsibilities of such Indemnifying Party hereunder, if any such nominee is so appointed;

(aa) **"Parties"** means the parties to and bound by this Mineco Indemnification Agreement;

(bb) **"Partnership"** means Denison Resources Partnership, a general partnership formed under the laws of Alberta pursuant to a partnership agreement dated as of November 1, 2003 between Resourceco and Resource Holdco;

(cc) **"Person"** means an individual, a partnership (limited or general), a corporation, a trust, a joint venture, an unincorporated organization, a union, a government or any department or agency thereof, and the heirs, executors, administrators or other legal representatives of an individual;

(dd) **"Petroleum and Natural Gas Conveyance Agreement"** means the agreement to be entered into between Energyco and Resourceco in connection with the Energyco Arrangement wherein Energyco agrees to transfer its Canadian petroleum and natural gas exploration and development business to Resourceco;

(ee) **"PNG Liabilities"** has the meaning ascribed thereto in the Petroleum and Natural Gas Conveyance Agreement;

(ff) **"Power"** has the meaning ascribed thereto in Section 2.1(a);

(gg) **"Resource Holdco"** means Denison Resources Holding Corporation, a corporation incorporated under the ABCA;

(hh) **"Resource Parentco"** means Denison Oil Corporation, a corporation incorporated under the laws of the Province of Alberta;

(ii) **"Retained Liabilities"** has the meaning ascribed thereto in the Energyco Arrangement Agreement;

(jj) **"Settlement Agreement"** means any agreement entered into by a Party which requires or will require an Indemnified Party;

(i) to pay any amounts to, or for the benefit of, any other party to proceedings relating to Claims; or

(ii) to otherwise incur Losses;

(kk) **"Taxes"** means all income, capital, gross receipts, sales, excise, value added, goods and services, use, franchise, profits or property taxes, fees, assessments, or charges imposed in accordance with Applicable Law and includes penalties, interest and fines with respect thereto; and

(ll) **"Uranium Assets"** has the meaning ascribed thereto in the Mining Conveyance Agreement.

ARTICLE 2
POWER OF ATTORNEY

2.1 Granting of Power

(a) On and subject to the terms and conditions hereof, the Indemnified Parties, hereby jointly and severally appoint the Indemnifying Party and such Indemnifying Party's Nominee (if so appointed by such Indemnifying Party), as their sole and exclusive attorney and agent, such parties to be entitled to act independently or jointly, for any and all purposes associated with all Claims which may give rise to any Losses for which the Indemnifying Party is required to indemnify the Indemnified Parties hereunder with full and absolute power (herein the **"Power"**) to negotiate, settle, compromise, litigate or otherwise deal with the same in the Indemnifying Party's absolute and unfettered discretion through to a Final Determination, which Power shall, without limiting the generality of the foregoing, include but not be limited to the following:

(i) the right to retain or confirm the retention of Counsel;

(ii) the right to instruct Counsel from time to time as may be necessary or prudent;

(iii) the power to settle, compromise or otherwise deal with a Claim;

(iv) the power and authority to direct all Authorized Authority proceedings on behalf of the Indemnified Parties and make all decisions pertaining thereto;

(v) the power to commence and conduct in the name of the Indemnified Parties any counterclaims or Claims over against third Persons in respect of or related to any Claim and the subject matter thereof;

(vi) to pay on behalf of the Indemnified Parties, any amounts required to effect or assist in ultimately effecting a Final Determination; and

(vii) the right to receive, negotiate and otherwise deal with, and execute, or require the Indemnified Parties to execute, any releases, forms or other such documents that may relate or pertain to any Claim or the settlement or other conclusion thereof

(b) Subject to Sections 2.3, 2.4 and 3.5, the Power shall be irrevocable by the Parties until a Final Determination has occurred, but may be exercised by the Indemnifying Party or the Indemnifying Party's Nominee through any individuals designated by the Indemnifying Party or the Indemnifying Party's Nominee for that purpose from time to time, which individuals and the Indemnifying Party's Nominee may, subject to the provisions hereof, be changed by the Indemnifying Party or on its behalf at the sole discretion of the Indemnifying Party. The Indemnifying Party shall, within a reasonable time, notify the Indemnified Parties in writing as to appointments or changes in the Indemnifying Party's Nominee or the designated individuals of the Indemnifying Party or the Indemnifying Party's Nominees, if any, who shall be authorized to exercise the Power on behalf of the Indemnifying Party.

2.2 Acceptance of Appointment

By its execution hereof, the Indemnifying Party hereby accepts, on behalf of itself and its Nominee, if any, its appointment or their respective appointments as attorney for and on behalf of the Indemnified Parties on the basis set forth herein.

2.3 *Conduct of Claims and Precondition of Power*

(a) Subject to Section 8.1(b) the Indemnifying Party shall, within fifteen (15) days of receiving a Claim Notice, or such shorter period as may be appropriate in the circumstances to avoid any prejudice or increased potential for Losses, in respect of any Claim, give notice in writing to the Indemnified Party that the Indemnified Party has irrevocably and unconditionally confirmed that:

(i) the Indemnifying Party has irrevocably and unconditionally confirmed that the entirety of such Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Mineco Indemnification Agreement;

(ii) the Indemnifying Party is unable, without further inquiry, to determine whether such Claim is one for which the Indemnified Party is entitled to be indemnified, in whole or in part, under the terms of this Mineco Indemnification Agreement;

(iii) the Claim is one for which the Indemnified Party is not entitled to indemnification under the terms of this Mineco Indemnification Agreement; or

(iv) the Claim is one for which the Indemnified Party is only entitled to indemnification, in part, under the term of this Mineco Indemnification Agreement.

(b) It shall be a precondition to the Power, or any part thereof, in respect of any Claim, that the Indemnifying Party shall have irrevocably and unconditionally confirmed that the Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Mineco Indemnification Agreement.

(c) In the event that the Indemnifying Party gives notice under Section 2.3(a)(ii), until such time that the Indemnifying Party is able to determine whether or not the Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Mineco Indemnification Agreement, the Indemnified Party shall be possessed of the power to negotiate, settle, compromise, litigate or otherwise deal with such Claim, provided however that:

(i) the Indemnified Party and the Indemnifying Party shall mutually agree upon the retention of Counsel;

(ii) the Indemnified Party will not, without the Indemnifying Party's prior written consent (such consent not to be unreasonably withheld or delayed), settle, compromise, consent to the entry of any Judgment in or otherwise seek to terminate any Claim;

(iii) the Indemnified Party shall provide, on a timely basis, the Indemnifying Party with (A) access to all written information relating to any Claim and the status thereof, and (B) copies of reports it receives from Counsel on the status of any Claim and the results of any settlement discussions that have occurred or are scheduled;

(iv) the Indemnified Party shall consult with the Indemnifying Party on strategic decisions relating to any Claim; and

(v) should it wish to do so, an Indemnifying Party shall be entitled to monitor at its own expense the conduct of any Claim with a view to being informed as to all material aspects thereof, including the Indemnified Party's strategy and its estimates of liability exposure and relevant timing.

Notwithstanding the foregoing, the Indemnifying Party reserves the right, at any time, to exercise the Power by providing an irrevocable and unconditional confirmation that the Claim is one for which the Indemnified Party is entitled to be fully indemnified under the terms of this Mineco Indemnification Agreement, in which event the Indemnified Party will take all commercially reasonable steps to transition the Claim to the Indemnifying Party in a manner that will not prejudice such Claim or the Indemnifying Party's ability to defend such Claim.

(d) In the event that the Indemnifying Party gives notice, at any time, that a Claim is one for which the Indemnified Party is not entitled to indemnification under this Mineco Indemnification Agreement, the Indemnified Party shall have full and absolute power to negotiate, settle, compromise, litigate or otherwise deal with the Claim in the Indemnified Party's absolute and unfettered discretion through to a Final Determination, which powers shall include, without limitation, those powers enumerated in Section 2.1(a).

(e) In the event that the Indemnifying Party gives notice, at any time, that a Claim is one for which the Indemnified Party is entitled, under the terms of this Mineco Indemnification Agreement, to indemnification, in part, and the Indemnified Party agrees that it is only entitled to indemnification in part, the Parties hereby agree to use commercially reasonable efforts to, depending upon the nature of the Claim, either (i) conduct a joint defence in respect of the Claim, or (ii) bifurcate the Claim, in which event the Indemnifying Party would exercise the Power only in respect of that part of the Claim that is subject to indemnification.

(f) The assumption by the Indemnified Party of the power in Section 2.3(c) or (d) and any steps or action taken thereunder shall not in any way reduce or discharge the Indemnifying Party from any

obligation that it may have to indemnify the Indemnified Party in respect of such Claim nor shall the Indemnifying Party be entitled to object to or question the appropriateness of any steps, settlement or outcome that results on the basis that the Losses were incurred as a result of any action or inaction on the part of the Indemnified Party.

2.4 Limitation on Power

Neither the Power nor any other provision of this Mineco Indemnification Agreement shall:

(a) other than by reason of the limitations imposed on the Indemnity pursuant to Section 3.2, obligate an Indemnified Party to incur any Losses which it would not be entitled to recover from the Indemnifying Party pursuant to Section 3.1, and only if such amounts would be recoverable in full by the Indemnified Party from the Indemnifying Party, or if such obligation does or may reasonably be expected to exceed such amount, the Indemnifying Party shall have provided to the Indemnified Party reasonable assurances as to payment of such excess amounts by documentation in form and substance satisfactory to the Indemnified Party, acting reasonably, and shall have received prior written consent of the Indemnified Party, such consent not to be unreasonably withheld or delayed, prior to exercising the Power; or

(b) entitle or permit an Indemnifying Party to commence or conduct in the name of Indemnified Parties any counter claims or claims over pursuant to paragraph 2.1(a)(v) unless such claims relate specifically to the subject matter of the Claim, without the prior written consent of the Indemnified Parties, such consent not to be unreasonably withheld or delayed.

2.5 Contract Directly

During the currency of the Power, the Indemnifying Party will contract directly for the services of Counsel, experts or other necessary or desirable Persons (as determined by the Indemnifying Party, subject to Section 2.6, in its sole and absolute discretion) for any and all purposes associated with the Claims and the Indemnifying Party further agrees that it will not retain any such Persons unless it shall have confirmed to these Persons, by letter in form and substance satisfactory to the Indemnified Parties, acting reasonably, that such Persons shall have recourse solely to the Indemnifying Party and shall have no Claims for compensation, costs or otherwise against the Indemnified Parties.

2.6 Diligence

The Indemnifying Party covenants to (i) exercise its powers hereunder in a competent and professional manner, (ii) use reasonable commercial efforts to determine whether a Claim is one for which the Indemnified Parties are entitled to indemnification under the terms of this Mineco Indemnification Agreement, and (iii) pay all Losses for which an Indemnified Party is entitled to be indemnified pursuant to the terms of this Mineco Indemnification Agreement on a timely basis.

2.7 Access to Information and Participation by the Indemnified Parties

(a) The Indemnified Parties shall be entitled to access to all written information relating to any Claim and the status thereof. The Indemnifying Party agrees to provide, on a timely basis, the Indemnified Parties, with copies of reports it receives from Counsel or the Indemnifying Party's Nominee on the status of any Claim and the results of, or strategy relating to any Claim or any settlement discussions that have occurred or are scheduled. Notwithstanding the foregoing, if the Indemnified Parties breach the provisions of Section 7.1, then, without limiting any other rights or remedies the Indemnifying Party may have against the Indemnified Parties or other Persons breaching such obligations, the rights provided for in this paragraph 2.7(a) shall be suspended.

(b) Should it wish to do so, an Indemnified Party shall, in addition to 2.7(a), be entitled to monitor at its own expense the conduct of any Claim with a view to being informed as to all material aspects

thereof, including the Indemnifying Party's strategy and its estimates of the Indemnified Party's exposure and relevant timing.

(c) The Indemnifying Party will forthwith notify the Indemnified Party upon becoming aware of any Losses which are embodied in or arise as a result of or pursuant to any Judgment or Settlement Agreement.

ARTICLE 3
INDEMNITY

3.1 Covenant to Indemnify

(a) From and after the Forte Effective Date and subject to the terms and conditions hereof, including without limitation, Section 3.2, the Indemnifying Party hereby covenants and agrees to indemnify and hold harmless the Indemnified Parties from and against any Losses suffered, sustained, paid or incurred by the Indemnified Parties which arise as a result of the failure of Mineco to fully perform and discharge all the duties, debts, liabilities and obligations relating to or arising out of or in relation to the Uranium Assets, including but not limited to Environmental Liabilities, but in all cases excluding the PNG Liabilities. The Indemnifying Party shall not be entitled to exercise and hereby waives any rights or remedies it may now or in the future have against the Indemnified Parties in respect of Environmental Liabilities relating to the Uranium Assets, whether such rights and remedies are pursuant to the common law, statute or otherwise, including without limitation, the right to name an Indemnified Party as a third party to any action commenced by any Third Party against the Indemnifying Party.

(b) Notwithstanding any provision of this Mineco Indemnification Agreement to the contrary, the obligations of Mineco hereunder shall not apply to Losses that (i) are reimbursed to the Indemnified Parties by insurance maintained by Mineco, (ii) arise as a result of the Forte Arrangement Agreement, (iii) relate to the PNG Liabilities, or (iv) relate to the Retained Liabilities.

3.2 Limitations on Indemnity

The Indemnity shall not apply to any Losses incurred by an Indemnified Party to which the Indemnity would otherwise apply directly resulting from a default of the Indemnified Party in the performance of its obligations under Articles 4 or 5 hereof, or attributable to the breach of any of the terms and provisions of this Mineco Indemnification Agreement by such Indemnified Party.

3.3 Costs and Damages

If, following a Final Determination, the parties to Claims, other than the Indemnified Parties, are unsuccessful in whole or in part with respect of such Claims made by them and applicable to any matters for which Indemnified Parties are entitled to be indemnified, such that damages and costs ("**Damage Recoveries**") are awarded to the Indemnified Parties, the Indemnifying Party, shall, provided that it is not then in default of its obligations hereunder in any material respect, be entitled to receive, and the Indemnified Parties shall forthwith upon receipt thereof pay, or direct the payment by the payor of, all such Damage Recoveries, together with any interest that may apply thereto, to the Indemnifying Party, provided that the Indemnified Parties shall be entitled to retain such amounts as may be necessary to compensate for the Taxes paid by the Indemnified Parties, (if any), resulting from the receipt by it of such Damage Recoveries or to satisfy other Losses incurred or suffered by the Indemnified Parties pursuant to Claims if not already paid for by the Indemnifying Party.

3.4 Payments under Indemnity

(a) Subject to the terms and conditions hereof, including without limitation, Section 3.2 and upon the Indemnified Parties incurring or suffering any Losses for which such Indemnified Parties are

entitled to be indemnified pursuant to the terms of this Mineco Indemnification Agreement, such Indemnified Parties may provide a demand for payment to the Indemnifying Party (a "**Demand**") which Demand shall specify such Losses incurred or suffered or to be incurred or suffered by the Indemnified Party and shall be accompanied by copies of any relevant Judgments, documents, invoices or instruments (along with reasonable evidence of such payment or the requirement for payment substantiating the amount and nature of the Losses incurred or to be incurred) except to the extent same are already in the possession of the Indemnifying Party.

(b) The Indemnifying Party shall make the required payment or relieve the Indemnified Parties of the obligation to incur or suffer the relevant Losses within thirty (30) days, or within such lesser period as may be required in connection with a Judgement, after receipt or deemed receipt of a Demand.

3.5 Termination of Power

(a) Subject to Section 3.5(b), provided that the Indemnified Parties are not in material default of their obligations under this Mineco Indemnification Agreement, the Indemnified Party may, upon written notice given to the Indemnifying Parties, terminate the Power of the Indemnifying Party set out in Section 2.1(a), (i) if such Indemnifying Party has defaulted in the payment of a proper Demand for an amount exceeding $50,000 on the basis contemplated in Section 3.4 without full and complete remedy of such default within ten (10) days of receipt of written notice of such default, or (ii) if the Indemnified Parties have a reasonable reason to believe such Indemnifying Party is in financial distress.

(b) It shall be a condition precedent to the right of the Indemnified Parties to elect to terminate the Power under this Section 3.5 that the Indemnified Parties shall have unequivocally undertaken in writing to thereafter assume and conduct proceedings relating to any Claim in a competent and professional manner. Notwithstanding any such termination of the Power, the Indemnity shall continue to apply, including the obligation to indemnify for all Losses, provided however:

(i) the Indemnifying Party shall be entitled to access to all written information relating to any Claim on the same basis as the right granted to the Indemnified Parties pursuant to Section 2.7(a) and shall have the right to monitor and be informed of (each on a without prejudice basis) all material steps and proceedings relating to any Claim on the same basis as the right granted to the Indemnified Parties pursuant to Section 2.7(b); and

(ii) the Indemnified Parties may not, without the prior written consent of the Indemnifying Party, acting reasonably and without delay, settle any Claim or consent to entry of a judgment with respect thereto which imposes any indemnification obligations upon the Indemnifying Party.

3.6 Payment of Interest on Unpaid Amounts

Any amount required to be paid to an Indemnified Party by an Indemnifying Party hereunder which is not paid when due by the Indemnifying Party shall bear interest calculated daily and compounded monthly from the day such amount was due until the day such amount is paid, at the rate of 3 percent per annum above the annual rate of interest designated by the main branch in Calgary of HSBC Bank Canada as its reference rate for Canadian dollar commercial loans made in Canada and which is announced by such bank as its prime rate, such default rate of interest not to exceed 12% percent per annum.

ARTICLE 4
OBLIGATIONS OF INDEMNIFIED PARTIES

4.1 Specific Obligations

As and from the Forte Effective Date to and including a Determination Date, the Indemnified Parties hereby covenant and agree with the Indemnifying Party to:

(a) forthwith provide the Indemnifying Party with written notice of any outstanding, pending or threatened Claim which the Indemnified Parties become aware of (a "**Claim Notice**");

(b) in relation to any identified Claim for which the Indemnifying Party is exercising the Power pursuant to Section 2.1, take such reasonable action as an Indemnifying Party may request and take no action that has the effect of prejudicing such Claim or the Indemnifying Party's ability to defend such Claim;

(c) comply in all material respects with the provisions of this Mineco Indemnification Agreement and with the reasonable written instructions given by the Indemnifying Party, its Nominee, or Counsel in relation to any of the Powers granted to such Indemnifying Party pursuant to Section 2.1. Such written requests shall be given to the Indemnified Parties detailing the requested action. The Indemnified Parties shall in all cases be afforded a reasonable period in which to comply with the request having due regard to applicable limitation periods or offers which expire within a specified time in respect of which the Indemnifying Party has provided the Indemnified Parties with as much notice as is reasonably practicable in the circumstances; and

(d) provide to the Indemnifying Party and its authorized representatives access at all reasonable times to, and the right to photocopy, the files and records of the Indemnified Parties pertaining or relating to any Claims as the case may be, or the subject matter thereof.

ARTICLE 5
COOPERATION

5.1 Cooperation

(a) Subject to Section 2.4(a), in connection with the negotiation of any Settlement Agreement and any documents contemplated thereunder, the Indemnified Parties shall fully cooperate with the Indemnifying Party and execute and deliver the same in accordance with the reasonable requests and requirements of the Indemnifying Party with respect thereto. If, in the sole discretion of the Indemnified Parties, a Settlement Agreement obligates such Indemnified Parties to incur any Losses for which they are not indemnified, such Indemnified Parties shall not be required to sign the Settlement Agreement and will not, on that basis, be in breach of their obligations under this Section 5.1.

(b) The obligations of the Indemnified Parties under Section 5.1 (a) shall be applicable only when the Indemnifying Party is exercising the Power under Section 2.1 and terminate upon the termination of the Power pursuant to Section 3.5.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties

Each of the Parties hereto represent, warrant and covenant to each other as of the date hereof that:

(a) it is a corporation duly incorporated and validly subsisting under the laws of its incorporating jurisdiction and has the corporate power and authority and the legal right to enter into this Mineco Indemnification Agreement and fully complete and perform its obligations hereunder;

(b) this Mineco Indemnification Agreement has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it enforceable against it in accordance with its terms, except as enforceability may be limited by:

   (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally;

   (ii) the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

   (iii) the equitable, inherent or statutory power of the Authorized Authority having jurisdiction to stay proceedings before it and to stay the execution of Judgments; and

   (iv) specific performance and injunction, which are equitable remedies, the granting of which is in the discretion of the Authorized Authority having jurisdiction; and

(c) no consent or approval by, notice to, registration or qualification with any person, entity or governmental authority in Canada or the United States is required on its part in connection with the execution, delivery or performance by it of this Mineco Indemnification Agreement, other than such consents and approvals as have heretofore been obtained and are in full force and effect.

ARTICLE 7
CONFIDENTIALITY OBLIGATIONS

7.1 Confidentiality Obligations

All documents, information, discussions and disclosures made hereunder or pursuant hereto (the "**Confidential Information**") shall at all times be held in the strictest confidence by each of the Parties, shall not be used for any purpose whatsoever other than those specifically relating to this Mineco Indemnification Agreement and Claims and shall not be disclosed for any purpose whatsoever to any third Person, including but not limited to the other parties to Claims adverse in interest to an Indemnified Party, or its Counsel, provided, however, that such restrictions on disclosure shall not apply if:

(a) the disclosure of the Confidential Information is required by law;

(b) the Confidential Information is or becomes publicly available other than through a breach of the provisions hereof by any Person to whom disclosure is made in accordance herewith; or

(c) the written consent of the Parties is given prior to any such use or disclosure being made.

ARTICLE 8
GENERAL

8.1 General Provisions

(a) A breach by an Indemnified Party of any of the terms and provisions of this Indemnification Mineco Agreement or a default on the part of an Indemnified Party in the performance of its obligations hereunder shall not in any way reduce or discharge the Indemnifying Party from any obligations that it may have to indemnify the Indemnified Parties in respect of a Claim nor shall it terminate this Mineco Indemnification Agreement or the obligations of the Indemnifying Party hereunder, provided however that the Indemnity shall not apply to any Losses incurred as a direct result of such breach or default.

(b) The payment by an Indemnified Party of a Claim in the nature of an invoice in the ordinary course of business for an amount of not more than $5,000 shall not constitute a breach of this Mineco Indemnification Agreement nor prejudice the right of such Indemnified Party to seek indemnification from the Indemnifying Party hereunder.

(c) The Parties shall not be entitled to assign or dispose of this Mineco Indemnification Agreement or any portion hereof, or any rights or obligations hereunder without the prior written consent of the other Parties.

(d) This Mineco Indemnification Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective trustees, receivers, receiver-managers, administrators, successors and permitted assigns, as the case may be.

(e) Each of the Parties shall, from time to time and at all times hereafter, at the reasonable request of a Party, but without further consideration, do all such further acts and execute and deliver all further documents as may be reasonably required in order to fully perform and carry out the provisions hereof.

(f) This Mineco Indemnification Agreement shall be subject to, and construed and interpreted in accordance with, the laws of Alberta and the laws of Canada applicable therein. The Parties do hereby irrevocably and unconditionally submit and attorn to the exclusive jurisdiction of the courts of Alberta in connection with any disputes or matters arising out of or in connection with this Mineco Indemnification Agreement.

(g) All references herein to monies shall be deemed to be in lawful money of Canada.

8.2 Notices

(a) All notices, communications and statements (in this clause called "Notices") required, permitted or contemplated hereunder or hereby shall be in writing and shall be sufficiently given and received if:

(i) personally served during normal business hours of the addressee at the address set forth below (personally served Notices shall be deemed to be received by the addressee when actually delivered); or

(ii) sent by facsimile or similar form of electronic communication to the intended recipient (Notices so served shall be deemed to have been received by the addressee on the Business Day immediately following the day of transmission thereof).

(b) The addresses of the Parties for receipt of Notices is as set forth below:

If to **Mineco**:

Atrium on Bay
40 Dundas Street West, Suite 320
Toronto, Ontario M5G 2C2

Attention: E. Peter Farmer
Facsimile: (416) 979-5893

If to the **Indemnified Parties**:

c/o Forte Oil Corporation
2450, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Attention: Thomas J. MacKay, Chairman and Chief Executive Officer
Facsimile: (403) 237-5256

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Jay Reid
Facsimile: (403) 260-0330

which addresses may be changed by a Party by Notice served in accordance with this Section.

IN WITNESS WHEREOF this Mineco Indemnification Agreement has been signed by the duly authorized officers of the Parties in that behalf.

DENISON MINES INC.

By: ______________________________
Name:
Title:

DENISON RESOURCES INC.

By: ______________________________
Name:
Title:

DENISON RESOURCES PARTNERSHIP, by its managing partner, **DENISON RESOURCES INC.**

By: __________________________________
Name:
Title:

SCHEDULE "C"

SWAPS

Forte Swaps

Forte currently has contracts to sell its future crude oil production as follows:

Term	Quantity (Barrels/day)	Price (U.S.$/Barrel)
July 1, 2003 – June 30, 2004	100	25.81
January 1, 2004 – June 30, 2004	500	25.03

Term	Quantity (Barrels/day)	Price (U.S.$/Barrel)
January 1, 2004 – March 31, 2004	100	38.34
July 1, 2004 – September 30, 2004	300	35.72

Energyco Swaps

Nil

SCHEDULE "D"

TRANSPORTATION, GATHERING AND PROCESSING ARRANGEMENTS

Energyco

	Area	Product	Service Provider	Service	Fee
Operated	Lubicon	Oil	Storm	Processing / Treating / Terminal Fee	$5.25/m3
	1-5-87-10W5M				
Operated	Countess	Gas	EnCana	Gathering, Processing and Compression Fee	$0.536/GJ
	12-09-23-18W4M		TCPL (Nova)	Transportation Tariff	Variable approx. $0.14/GJ
Operated	Smiley	Gas			
	12-02-30-25W3M		Husky	Gathering Fee	$2.82/103m3
			TransGas	Compression / Transportation Fee	Variable approx. $0.63/GJ
Operated	Knappen 15-29-01-11W4M	Gas	EnCana	Gathering Fee	$7.10/103m3
Non-operated	Knappen	Gas	EnCana	Gathering Fee	$7.10/103m3
	16-29-01-11W4M	Gas	EnCana	Gathering Fee	$7.10/103m3
	16-29-01-11 W4M	Gas	Denison	Processing Fee	$28.17 103m3
	01-29-01-11 W4M	Gas	EnCana	Gathering Fee	$7.10/103m3
Non-operated	Meekwap	Oil	Peace	Pipeline Tariff	Variable approx. $11.01/m3
	66-15 W5M	Gas/Liquids	Central Midstream	Processing Fee	JP formula approx. $38.31/103m3
Non-operated	Skiff	Gas	Husky		
	16-27-5-14 W4M			Processing Fee	$14.61/103m3
	16-33-5-14 W4M			Gathering Fee	$3.55/103m3

Marketing Summary

	Area	Product	Purchaser	Term	Price
Operated	Lubicon 1-5-87-10W5M	Oil	Plains Marketing	December 2002, continuing on a monthly basis until terminated by either party delivering to the other 30 days advance written notice of termination	Rainbow Plain's price at the delivery point Storm et al 4-36-86-11 W5M
Operated	Skiff 16-21-5-14W4M 4-21-5-14W4M	Oil	Plains Marketing	November 2002, continuing monthly thereafter until cancelled by either party with 30 days advance written notice	Plain's price at the delivery point Milk River Heavy Truck Terminal
Operated	Countess 12-9-23-18W4M	Oil	Plains Marketing	October 2002,	Plain's price at the delivery point Koch West Drumheller Truck Terminal or Plains-Rimbey Terminal
		Gas	EnCana	May 1, 1998, continuing monthly thereafter until cancelled by either party with 30 days advance written notice	AECO monthly spot minus $0.1396/GJ and minus $0.02/GJ marketing fee.
Operated	Smiley 12-2-31-25 W3M	Gas	AltaGas	October 31, 2004	AECO 5a - plus $0.015/GJ
Operated	Knappen 15-29-01-11 W4M	Gas	BP Canada	October 31, 2004	AECO 4a - minus $0.24/GJ
Non-operated	Knappen 16-29-01-11 W4M	Gas	BP Canada	March 31, 2004	AECO 4a - minus $0.22/GJ
Non-operated	Meekwap 66-15 W5M	Oil	Seminole	Month-to-Month	Adjusted Edmonton Par
		Gas	AltaGas	October 31, 2004	AECO 5a - minus $0.01/GJ
		Liquids	Williams	Month-to-Month	Adjusted Edmonton based pricing
Non-operated	Skiff	Gas	Husky	Month-to-Month	No signed agreement AECO based payment

Well Operating Contracts

Area	Service Company	Compensation	Term
Countess	H&W Oilfield Service Ltd.	$40/hour + GST - Callouts 4 hour minimum	30 day written notice either party
Skiff	Tim Pozdnekoff	$350/well/month; $350/battery + GST	No contract
Smiley	Grumpy's Oilfield Services Ltd.	$450/well/month + GST	No contract
Lubicon	Storm Energy Inc.	$800/well/month	No contract
Knappen	B. Harty's Oilfield Construction Ltd.	$500/well/month plus $3500/month plant operating $45/hour + GST	Contract - not signed

Forte

	Division/Area	Contract Type	Contract Date	Land Description	Operator
1	CORE PROPERTY KIDNEY, AB	CO&O	Jan 01, 1990	TWP 091 RGE 05 W5M: LSD 9 SEC 8	CONPHIL WEST
2	CORE PROPERTY KIDNEY, AB	CO&O	Jul 15, 1994	TWP 090 RGE 06 W5M: LSD 8 SEC 24 TWP 090 RGE 06 W5M: LSD 7 SEC 13	COASTAL
3	CORE PROPERTY KIDNEY, AB	CO&O	Jan 01, 1990	TWP 091 RGE 05 W5M: LSD 9 SEC 8	CONPHIL WEST
4	CORE PROPERTY KIDNEY, AB	CO&O	Jun 17, 1998	TWP 090 RGE 05 W5M: 1-12; 14-23; 27-33 TWP 091 RGE 05 W5M: 1-36 TWP 092 RGE 05 W5M: 3;4;5;9;10;15;16 TWP 090 RGE 06 W5M: 1;2;11;12;13;24;25;36 TWP 091 RGE 06 W5M: 13; 14; 15; 22; 23; 24; 25; 26; 27; 34; 35; 36	CONPHIL WEST
5	CORE PROPERTY KIDNEY, AB	CO&O	Jan 01, 1990	TWP 091 RGE 05 W5M: LSD 9 SEC 8	CONPHIL WEST
6	CORE PROPERTY KIDNEY, AB	CO&O	May 01, 1988	(TWP 089-091 RGE 05-06 W5M)	CONPHIL WEST
7	CORE PROPERTY KIDNEY, AB	CO&O	May 01, 1988	(TWP 089-091 RGE 05-08 W5M)	CONPHIL WEST
8	CORE PROPERTY KIDNEY, AB	CO&O	May 01, 1988	(TWF 089-091: RGE 05-06 W5M)	CONPHIL WEST
9	CORE PROPERTY KIDNEY, AB	CO&O	May 01, 1988	(TWP 089-091 RGE 05-06 W5M)	CONPHIL WEST
10	CORE PROPERTY KIDNEY, AB	CO&O	May 01, 1988	(TWP 089-091 RGE 05-06 W5M)	CONPHIL WEST
11	CORE PROPERTY KIDNEY, AB	CO&O	May 01, 1988	(TWP 089-091 RGE 05-06 W5M)	CONPHIL WEST
12	CORE PROPERTY UTIKUMA, AB	CO&O	Oct 01, 1996	TWP 082 RGE 09 W5M: LSD 11 SEC 20	PENN WEST
13	CORE PROPERTY RANDELL, AB	CO&O	Apr 01, 1999	TWP 078 RGE 10 W5M: SW19	ENERMARK
14	CORE PROPERTY RANDELL, AB	CO&O	Feb 01, 1992	TWP 078 RGE 10 W5M: SW19	DEVON CORP.
15	CORE PROPERTY RANDELL, AB (Inactive)	CO&O	Jan 01, 1990	TWP 078 RGE 11 W5M: SE23; SW24	UNKNOWN OPER
16	CORE PROPERTY TROUT, AB	CO&O	Jun 01, 1992	TWP 089 RGE 03 W5M: NW22, NW23	FORTE
17	CORE PROPERTY LEAMAN, AB	CNTR OPER	Jul 01, 1992	TWP 055 RGE 11 W5M: 14, LSD 8 SEC 23	FORTE
18	CORE PROPERTY KITTY, AB	CO&O	Feb 01, 1999	TWP 086 RGE 12 W5M: 10, 11, 15	FORTE
19	CORE PROPERTY LEAMAN, AB	CO&O	Dec 08, 1994	0	FORTE
20	CORE PROPERTY EVI, AB	CO&O	Feb 07, 1983	TWP 087 RGE 13 W5M: LSD 7 SEC 23	PENN WEST

	Division/Area	Contract Type	Contract Date	Land Description	Operator
21	PEMBINA – KEYSTONE, AB	CNTR OPER	Jan 01, 2002	TWP 048 RGE 05 W5M: LSD 16 SEC 36	FORTE
22	KIDNEY, AB	CNTR OPER	Sep 01, 1997	TWP 090 RGE 05 W5M: LSD 14 SEC 10	FORTE
23	CORE PROPERTY RANDELL, AB	CNTR OPER	Jan 01, 1999	TWP 078 RGE 12 W5M: SW1	FORTE
24	CORE PROPERTY EVI, AB	CNTR OPER	May 01, 2000	(TWP 086-087 RGE 12-13 W5M)	FORTE
25	CORE PROPERTY VARIOUS AREAS, AB	CNTR OPER	Jun 01, 2001	(TWP 089 RGE 03-04 W5M) (TWP 091-092 RGE 05-06 W5M) (TWP 095-096 RGE 04-06 W5M)	FORTE
26	CORE PROPERTY TROUT, AB	CNTR OPER	Mar 01, 1997	TWP 089 RGE 04 W5M: LSD 10 SEC 25; LSD 1 & 10 SEC 34; LSD 14 SEC 35; LSD 5 & 15 SEC 36 TWP 090 RGE 04 W5M: LSD 2 SEC 1; LSD 7 SEC	BURGESS
27	CORE PROPERTY KITTY, AB	JVAGMT	Dec 01, 1995	TWP 086 RGE 10 W5M: LSD 4 SEC 18 TWP 086 RGE 11 W5M: LSD 3, 5, 11 SEC 13 TWP 086 RGE 12 W5M: LSD 5 SEC 11; LSD 2, 6, 16 SEC 15	FORTE
28	CORE PROPERTY KITTY, AB	SWD	May 01, 1996	TWP 086 RGE 11 W5M; LSD 5, 7 SEC 14; LSD 2, GASCAN 16 SEC 15	GASCAN
29	CORE PROPERTY KITTY, AB	FACILITY	Apr 01, 1993	TWP 085 RGE 11 W5M: 36 TWP 086 RGE 10 W5M: 6, 18 TWP 086 RGE 11 W5M: 1, 13 TWP 086 RGE 12 W5M: 13, 15	FORTE
30	CORE PROPERTY EVI, AB	JVAGMT	Sep 01, 2001	TWP 087 RGE 12 W5M: LSD 8 SEC 13; LSD 10 SEC 19	PENN WEST
31	CORE PROPERTY LEAMAN, AB	JVAGMT	Nov 10, 1989	TWP 055 RGE 11 W5M: 14, 23	MURPHY OIL
32	CORE PROPERTY LEAMAN, AB	JVAGMT	Dec 01, 1999	TWP 055 RGE 11 W5M: 14, 23	MURPHY OIL
33	CORE PROPERTY KITTY, AB	JVAGMT	Sep 17, 2001	TWP 086 RGE 11 W5M: LSD 7 SEC 14; LSD 16 SEC 15	FORTE
34	CORE PROPERTY KITTY, AB	JVAGMT	Apr 15, 1996	TWP 086 RGE 12 W5M: LSD 2 SEC 15	FORTE
35	CORE PROPERTY TROUT, AB	SWD	Sep 03, 2003	TWP 89 RGE 4 W5M (102) LSD SEC 34 TWP 89 RGE W5M SE/4 34	FORTE
36	CORE PROPERTY KITTY, AB	JVAGMT	Jan 11, 1995	TWP 086 RGE 10 W5M, LSD 4 SEC 16 TWP 086 RGE 11 W5M: LSD 3, 5 SEC 13 TWP 086 RGE 12 W5M: LSD 2, 6, 16 SEC 15	FET RES
37	CORE PROPERTY TROUT, AB	SWD	Sep 02, 2003	TWP 89 RGE 4 W5M (102) LSD 1 SEC 34 TWP 89 RGE 4 W5M SE/3 34	FORTE
38	CORE PROPERTY WOLF CREEK, AB	JVAGMT	Aug 01, 1999	TWP 051 RGE 15 W5M: 20, 29	FORTE
39	CORE PROPERTY WEBSTER, AB	JVAGMT	May 19, 1999	TWP 074 RGE 5 W6M: LSD 14 SEC 29; LSD 4 SEC 30	TALISMAN
40	CORE PROPERTY TROUT, AB	SWD	Jan 01, 1996	TWP 89 RGE 4 W5M (102) LSD 1 SEC 34 TWP 89 RGE 4 W5M SE/4 34	FORTE
41	CORE PROPERTY TROUT, AB	SWD	Sep 03, 2003	TWP 89 RGE 4 W5M (102) LSD 1 SEC 34 TWP 89 RGE 4 W5M SE/4 34	FORTE
42	CORE PROPERTY TROUT, AB	SWD	Sep 04, 2003	TWP 89 RGE 4 W5M (102) LSD 1 SEC 34 TWP 89 RGE 4 W5M SE/4 34	FORTE
43	CORE PROPERTY TROUT, AB	SWD	Jan 01, 1996	TWP 89 RGE 4 W5M (102) LSD 1 SEC 34 TWP 89 RGE 4 W5M SE/4 34	FORTE
44	CORE PROPERTY TROUT, AB	SWD	Jan 01, 1996	TWP 89 RGE 4 W5M (102) LSD 1 SEC 34 TWP 89 RGE 4 W5M SE/4 34	FORTE
45	CORE PROPERTY SENEX, AB	JVAGMT	Jan 01, 2001	TWP 094 RGE 3 W5M 6.7	CONOCO
46	CORE PROPERTY TROUT, AB (Inactive)	JVAGMT	Dec 01, 1988	(TWP 089 RGE 03 W5M)	UNKNOWN OPER
47	CORE PROPERTY PANNY/SENEX, AB (Inactive)	JVAGMT	Sep 01, 2000	(TWP 096 RGE 06 W5M)	CONPHIL WEST
48	CORE PROPERTY VARIOUS AREAS, AB	JVAGMT	Dec 31, 2002	(VARIOUS AREAS)	FORTE

	Division/Area	Contract Type	Contract Date	Land Description	Operator
49	CORE PROPERTY KIDNEY, AB	GAS PROC	Oct 01, 2000	(TWP 091-092 RGE 06 W5M)	DEVON CORP.
50	CORE PROPERTY PANNY/SENEX, AB	JVAGMT	Jul 01, 1998	TWP 093 RGE 02 W5M: SW12 (LSD 6)	CONPHIL WEST
51	CORE PROPERTY PANNY/SENEX, AB (inactive)	JVAGMT	Sep 01, 2000	(TWP 096 RGE 04-05 W5M)	FORTE
52	CORE PROPERTY RANDELL, AB	JVAGMT	Aug 03, 1999	(TWP 078 RGE 10 W5M)	FORTE
53	CORE PROPERTY RANDELL, AB (inactive)	JVAGMT	Oct 28, 1993	TWP 78 RGE 11 W5M: NE25	UNKNOWN OPER
54	CORE PROPERTY RANDELL, AB (inactive)	JVAGMT	Sep 15, 1993	TWP 78 RGE 11 W5M: SW24	UNKNOWN OPER
55	CORE PROPERTY RANDELL, AB (Inactive)	JVAGMT	Jan 01, 1983	TWP 78 RGE 10 W5M: SW19	UNKNOWN OPER
56	CORE PROPERTY EVI, AB	JVAGMT	May 09, 2002	(TWP 087 RGE 13 W5M)	FORTE
57	CORE PROPERTY EVI, AB	JVAGMT	May 01, 2000	(TWP 086-087 RGE 12-13 W5M)	FORTE
58	CORE PROPERTY EVI, AB	JVAGMT	Nov 23, 1999	TWP 087 RGE 12 W5M: NE18	FET RES
59	CORE PROPERTY EVI, AB	JVAGMT	Oct 01, 1999	TWP 066 RGE 13 W5M: SE35 TWP 087 RGE 12 W5M: NE16	PENN WEST
60	CORE PROPERTY RANDELL, AB	JVAGMT	Jun 12, 2001	TWP 078 RGE 12 W5M: SW1	FORTE
61	CORE PROPERTY RANDELL, AB	JVAGMT	Oct 01, 1998	TWP 078 RGE 12 W5M: SW1	FORTE
62	CORE PROPERTY RANDELL, AB	JVAGMT	May 30, 2001	TWP 078 RGE 12 W5M: SW1	FORTE
63	CORE PROPERTY LEAMAN, AB	JVAGMT	Jan 09, 1997	TWP 055 RGE 11 W5M: NE36	FORTE
64	CORE PROPERTY LEAMAN, AB	JVAGMT	Apr 11, 1996	TWP 055 RGE 11 W5M: NE36	FORTE
65	CORE PROPERTY LEAMAN, AB	JVAGMT	Jan 01, 1996	TWP 055 RGE 11 W5M: NE36	FORTE
66	CORE PROPERTY PEMBINA-KEYSTONE, AB	GAS PROC	Nov 01, 2001	(TWP 048 RGE 04-05 W5M)	FORTE
67	KIDNEY, AB	GAS PROC	Dec 11, 2000	TWP 091 RGE 05 W5M: LSD 9 SEC 8	FORTE
68	CORE PROPERTY TROUT, AB	JVAGMT	Jan 01, 1991	TWP 89 RGE 4 W5M LSD 15 SEC 36 TWP 89 RGE 4 W5M NE/4 36 TWP 90 RGE 4 W5M SW/41	FORTE
69	CORE PROPERTY TROUT, AB	JVAGMT	Jan 01, 1991	TWP 89 RGE 4 W5M LSD 4 SEC 36 TWP 89 RGE 4 W5M LSD 13 SEC 25 TWP 89 RGE 4 W5M LSD 10 SEC 25 TWP 89 RGE 4 W5M LSD 10 SEC 25 TWP 89 RGE 4 W5M N/2 25 TWP 89 RGE 4 W5M NE 26 TWP 89 RGE 4 W5M SE/4 35	FORTE
70	CORE PROPERTY TROUT, AB	JVAGMT	Jan 01, 1991	TWP 89 RGE 4 W5M LSD 15 SEC 36 TWP 89 RGE 4 W5M N/2 36 TWP 89 RGE 4 W5M SW 36 TWP 89 RGE 4 W5M S/2 35 TWP 89 RGE 4 W5M SE/4 34	FORTE
71	CORE PROPERTY TROUT, AB	JVAGMT	Jan 01, 1991	TWP 89 RGE 4 W5M LSD 14 SEC 35 TWP 89 RGE 4 W5M NW/4 33 TWP 89 RGE 4 W5M W/2 34	FORTE
72	CORE PROPERTY TROUT, AB	FACILITY	Apr 01, 1996	TWP 089 RGE 4 W5M: LSD 1 SEC 34; LSD 15 SEC 36	FORTE
73	CORE PROPERTY CARSON CREEK, AB	FACILITY	Dec 27, 1962	TWP 061 RGE 12 W5M: SW 23	EXXON MOBIL
74	CORE PROPERTY EVI, AB	FACILITY	Jun 21, 1996	TWP 086 RGE 11 W5M: LSD 5 SEC 13	FORTE
75	CORE PROPERTY TROUT, AB	JVAGMT	Aug 15, 1990	TWP 089 RGE 04 W5M: E 34, N & SE 35 TWP 090 RGE 04 W5M: SE 4	DUMMY VENDOR

	Division/Area	Contract Type	Contract Date	Land Description	Operator
76	CORE PROPERTY TROUT, AB	JVAGMT	Aug 15, 1990	TWP 90 RGE 4 W5M: SE 4	DUMMY VENDOR
77	CORE PROPERTY KIDNEY, AB	JVAGMT	Dec 14, 1990	TWP 090 RGE 05 W5M: NW 10	DUMMY VENDOR
78	CORE PROPERTY VARIOUS AREAS, AB	O/G MARKET	Feb 01, 2002	(VARIOUS AREAS)	FORTE
79	CORE PROPERTY PEMBINA, AB	O/G MARKET	Jan 01, 2002	TWP 048 RGE 05 W4M: LSD 16 SEC 36 (BATTERY)	FORTE
80	CORE PROPERTY CECIL, AB	O/G MARKET	Jun 01, 2003	0	
81	CORE PROPERTY LONG COULEE, AB	O/G MARKET	Mar 01, 2002	TWP 014 RGE 22 W4M: 19, 20, 29, 30 TWP 014 RGE 23 W4M: 13, 24 TWP 014 RGE 23 W4M: SE25 TWP 014 RGE 23 W4M: SW25, N25	FORTE
82	CORE PROPERTY PEMBINA-KEYSTONE, AB	O/G MARKET	Nov 01, 2002	(TWPS 48 – 49 RGES 4 – 5 W5M)	FORTE
83	CORE PROPERTY KIDNEY, AB	O/G MARKET	Jan 28, 2003	TWP 091 RGE 06 W5M: 31 TWP 091 RGE 07 W5M: 23, 25, 34, 35, 36 TWP 092 RGE 06 W5M: 31, 31	FORTE
84	CORE PROPERTY LEAMAN, AB	O/G MARKET	Jan 26, 1996	TWP 55 RGE 11 W5M: SEC 36	FORTE
85	CORE PROPERTY PEMBINA-KEYSTONE, AB	O/G MARKET	Apr 01, 2003	TWP 048 RGE 05 W5M: LSD 16 SEC 36	FORTE
86	CORE PROPERTY DEL BONITA, AB	O/G MARKET	Nov 01, 2003	TWP 001 RGE 21 W4M: LSD 4 SEC 30 TWP 001 RGE 21 W4M: LSD 5 SEC 19 TWP 087 RGE 13 W5M: LSD 2 SEC 23	FORTE
87	CORE PROPERTY PEMBINA, AB	O/G MARKET	Oct 01, 2003	TWP 048 RGE 05 W5M: LSD 16 SEC 36	FORTE
88	CORE PROPERTY CARSON CREEK, AB	O/G MARKET	Jul 09, 2003	TWP 061 RGE 12 W5M: LSD 04 SEC 23	FORTE
89	CORE PROPERTY CARSON CREEK, AB	O/G MARKET	Jul 09, 2003	TWP 061 RGE 12 W5M LSD 04 SEC 23	FORTE
90	CORE PROPERTY RED EARTH, AB	O/G MARKET	Jul 23, 2003	TWP 065 RGE 11 W5M: LSD 16 SEC 36 TWP 086 RGE 11 W5M: LSD 05 SEC 01 TWP 086 RGE 11 W5M: LSD 05 SEC 14 TWP 086 RGE 11 W5M: LSD 03 SEC 13	FORTE

SCHEDULE "E"

ACTION AND LITIGATION MATTERS

Forte

Nil.

Energyco

Energyco is a defendant in an action for damages brought by OilHawk Resources Ltd. ("OilHawk"). OilHawk claims $500,000 to $600,000 in damages from Energyco alleging that Energyco impugned an adjacent well operated by OilHawk while Energyco was conducting a fracing operation which resulted in damages suffered by OilHawk. Energyco is of the view that the claim is groundless and immaterial as such claim is fully insured and, accordingly, Energyco is of the view that it has no exposure for damages, costs or legal fees.

Resource Parentco

Nil.

SCHEDULE "F"

ENVIRONMENTAL NOTIFICATIONS

Forte

Nil.

Energyco

Nil.

EXHIBIT I
SECTION 185 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

EXHIBIT J

FAIRNESS OPINION

FirstEnergy CAPITAL CORP.

1600, 333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1
WWW.FIRSTENERGY.COM

January 29, 2004

The Board of Directors of
Denison Energy Inc.
Suite 320, 40 Dundas Street West
Toronto, Ontario M5G 2C2

To the Board of Directors of Denison Energy Inc. (the "Board of Directors")

FirstEnergy Capital Corp. ("FirstEnergy") understands that Denison Energy Inc. ("Denison Energy") is proposing a restructuring of the Corporation (the "Denison Arrangement") into three publicly traded companies, being Denison Mines Inc. ("Denison Mines"), a uranium mining and environmental services company, Denison Oil Corporation ("Denison Oil"), an oil and gas exploration and development company, and Denison Energy, which has the option to purchase all of the shares of Calfrac Well Services Ltd. ("Calfrac") and become an oil and gas industry services company.

The transaction will be effected in part by plan of arrangement pursuant to Section 182 of the OBCA (the "Denison Plan of Arrangement"). The Denison Plan of Arrangement will result in the amalgamation of Tenwest Uranium Limited, a wholly owned subsidiary of Denison Energy, and Denison Energy, the transfer of the Petroleum and Natural Gas Assets to Denison Resources Inc. ("Denison Resources"), a wholly owned subsidiary of Denison Oil, the transfer of the Mining Assets and Ontario Assets to Denison Mines and the distribution of Denison Mines Common Shares, Denison Oil Common Shares and New Denison Energy Common Shares to the Denison Energy Shareholders.

The effect of the Denison Arrangement will be such that the shareholders of Denison Energy on the Denison Effective Date will receive 1/21 of one New Denison Energy Common Share, one Denison Mines Common Share and 1/5 of one Denison Oil Common Share in exchange for each Denison Energy Common Share held by them at such time. The Denison Plan of Arrangement will also result in the continuation of Denison Energy under the ABCA. Immediately following the effectiveness of the Denison Arrangement, the three resulting companies will have the same shareholders.

Following the separation of the three companies in accordance with the Denison Arrangement, Denison Oil will undertake an arrangement with Forte Oil Corporation ("Forte") (the "Forte Arrangement"). Pursuant to the Forte Arrangement, Forte will amalgamate with Subco, a wholly-owned subsidiary of Denison Oil, and Denison Oil will acquire all of the issued and outstanding common shares of this Amalgamated Corporation. In exchange, holders of Forte Common Shares will receive 0.894 Denison Oil Common Shares for each Forte Common Share held.

Immediately following completion of the Denison Arrangement, Denison Energy intends to be continued as an Alberta corporation under the ABCA. Denison Energy has agreed that following the Denison Arrangement and this continuance, it will issue the number of New Denison Energy Common Shares that is equal to 45% of the number of outstanding New Denison Energy Common Shares (after giving affect to such share issuance) to Matco Capital Ltd. ("Matco") and other investors designated by Matco with the approval of Denison

MAIN:
403.262.0600

FAX:
Administration
403.262.0633

FAX:
Sales & Trading
403.262.0644

FAX:
Research
403.262.0666

FAX:
Corporate Finance
403.262.0688

Energy's Board of Directors. The proceeds of the share subscription to Denison Energy are expected to be approximately $5.3 million (the "Share Subscription").

The terms of, and conditions necessary to complete, the Denison Arrangement, the Share Subscription and the Forte Arrangement are to be set forth in the Denison Energy information circular to be dated January 29, 2004 (collectively, together with the related documents included therein, the "Circular"), to be prepared in connection with the Denison Arrangement and Forte Arrangement for delivery or communication to Denison Energy Shareholders and Denison Energy Optionholders.

FirstEnergy's Engagement

The Special Committee of the Board of Directors of Denison Energy (the "Special Committee") formally retained FirstEnergy pursuant to an engagement agreement dated February 25, 2003 (the "Engagement Agreement"), to provide financial advice to the Board of Directors and our opinion ("Opinion") as to the fairness to the Denison Energy Shareholders, from a financial point of view, of the consideration to be received by the Denison Energy Shareholders under the Denison Arrangement and the Share Subscription and, the fairness to the Denison Energy Shareholders who will become Denison Oil Shareholders, from a financial point of view, of the Forte Arrangement. In consideration for our services, including our Opinion, FirstEnergy is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, FirstEnergy is to be indemnified by Denison Energy under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Denison Energy or any of its assets or liabilities and our Opinion should not be construed as such.

Credentials of FirstEnergy

FirstEnergy is a registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, electricity generation, energy technologies and energy income trusts. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of FirstEnergy

None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)), or a related entity of Denison Energy, Forte or Matco, or any of their respective associates or affiliates. FirstEnergy is not acting as an advisor to Denison Energy, Forte or Matco, or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to Denison Energy as outlined above.

FirstEnergy acts as a trader and dealer, both as principal and agent, in all major equity markets in Canada and, as such, may have had today or in the future have positions in the securities of Denison Energy, and from time to time, may have executed or may execute transactions on behalf of Denison Energy or clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Denison Energy.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out, among other things, the following:

(a) a draft copy of the Circular to be dated on or about January 29, 2004;

(b) Denison's preliminary prospectus filed on January 22, 2004;

(c) unaudited quarterly financial statements for Denison Energy for the three month periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

(d) Annual Reports and audited financial statements of Denison Energy for each of the three consecutive years ended December 31, 2002;

(e) Annual Information Forms for Denison Energy for each of the three consecutive years ended December 31, 2002;

(f) Management Information Circulars of Denison Energy for 2000, 2001 and 2002;

(g) certain other internal financial information, financial and operational projections of Denison Energy as provided by Denison Energy management;

(h) Denison Energy's independent reserve report effective January 1, 2003 and dated February 28, 2003 prepared by Martin & Brusset Associates ("MBA") and MBA's updated reserve report effective January 1, 2003 and dated June 11, 2003;

(i) Denison Energy's independent reserve report effective September 1, 2003 and dated October 9, 2003 prepared by MBA for certain oil and gas properties owned by Denison Energy;

(j) Denison Energy's independent reserve report effective September 1, 2003 and dated October 9, 2003 prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ") for certain oil and gas properties owned by Denison Energy;

(k) unaudited quarterly financial statements for Forte for the three month periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

(l) Annual Report and audited financial statements of Forte for the year ended December 31, 2002;

(m) certain other internal financial information, financial and operational projections of Forte as provided by Forte management;

(n) Forte's independent reserve report effective October 1, 2003 prepared by Sproule Associates Limited;

(o) the Option to Purchase Agreement, dated as of December 30, 2003, among Denison Energy, Calfrac, and Matco Investments Ltd.;

(p) indemnification agreement dated December 30, 2003 among Denison Energy, Denison Mines and Denison Resources;

(q) the Mining Conveyance Agreement, the Ontario Mining Conveyance Agreement and the Petroleum and Natural Gas Conveyance Agreement;

(r) unaudited quarterly financial statements for Calfrac for the three month periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

(s) Annual Reports and audited financial statements of Calfrac for each of the two consecutive years ended December 31, 2002;

(t) Calfrac's internal operating and capital budgets for the twelve month periods ending December 31, 2003 and December 31, 2004;

(u) certain other internal financial information, financial and operational projections of Matco and Calfrac as provided by Matco and Calfrac management;

(v) a formal due diligence session with senior management of Denison Energy, Forte, Matco and Calfrac;

(w) discussions with management of Denison Energy, Forte, Matco and Calfrac with regard to among other things, the business, operations, quality of assets, future potential and environmental matters of Denison Energy, Forte, Matco and Calfrac;

(x) discussions with Denison Energy's and Matco's various legal and tax advisors;

(y) public information related to the business, operations, financial performance and stock trading histories of Denison Energy and other selected public oil and gas exploration and development companies, oil and gas service companies and mining companies;

(z) data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

(aa) other information, analyses and investigations as FirstEnergy considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Denison Energy and Forte, or provided to us by Denison Energy and Forte and their affiliates or advisors or otherwise pursuant to our engagement and our Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Denison Energy and Forte have represented to us, in certificates delivered as at the date of the Circular, amongst other things, that the information, data, opinions and other materials (the "Information") provided to us on behalf of Denison Energy and Forte are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Denison Energy and Forte, or in their assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Denison Energy and Forte as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Denison Energy and Forte. In addition, we considered the financial condition and prospects of Denison Energy and Forte as they are reflected in the information and documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Denison Energy and Forte or their businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

Our Opinion is effective on the date hereof and FirstEnergy disclaims any undertaking or obligation to advise any person of any change in any fact, information or matter affecting our Opinion that may come or be brought to FirstEnergy's attention after the date hereof. Without limiting the foregoing, if there is any material change in any fact, information or matter affecting our Opinion after the date hereof, FirstEnergy reserves the right to change, modify or withdraw our Opinion.

We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying our Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Denison Arrangement, the Share Subscription and the Forte Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that:

i. the consideration to be received by Denison Energy Shareholders under the Denison Arrangement and the Share Subscription is fair, from a financial point of view, to the Denison Energy Shareholders; and

ii. the Forte Arrangement is fair, from a financial point of view, to the Denison Energy Shareholders who will become Denison Oil Shareholders.

This Opinion may be relied upon by the Board of Directors for the purposes of considering the Denison Arrangement, the Share Subscription and the Forte Arrangement and its recommendation to the Shareholders with respect to the Denison Arrangement, the Share Subscription and the Forte Arrangement, but may not be used or relied upon by any other person without our express prior written consent.

Yours very truly,

(Signed) **FirstEnergy Capital Corp.**

EXHIBIT K
INFORMATION CONCERNING DENISON MINES INC.

TABLE OF CONTENTS

NOTICE TO READER

As of the date hereof, Denison Mines has not carried on any active business. Pursuant to the Denison Arrangement, Denison Mines will acquire the Mining Assets and Ontario Assets from Denison Energy effective on the Denison Effective Date. The disclosure in this Exhibit has been prepared assuming that the acquisition of the Mining Assets and Ontario Assets is completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary of Terms in the Information Circular. See also the information under "Cautionary Statement Concerning Forward-Looking Statements" in the Information Circular for special information about Denison Mines' interpretation of forward-looking information.

TECHNICAL INFORMATION

The bulk of the disclosure in this Exhibit that is of an economic, scientific or technical nature with respect to Denison Mines interests in the McClean Lake and Midwest projects is derived from a technical report dated October 10, 2003 (the "**Report**") with respect to all of the McClean Lake and Midwest uranium reserves and resources, except for the McClean North reserves which were covered by a separate report dated November 29, 2003 (the "**Supplemental Report**"). The Report and the Supplemental Report were both prepared under the direct supervision and responsibility of William C. Kerr, who was at that time, Director, Resource Evaluation for Denison Energy, with the assistance of H.C. Counsell, Andrew C. Rickaby, Joe Spiteri and Gary A. Cohoon. Messrs. Rickaby and Cohoon also participated in the preparation of the Supplemental Report. Messrs. Kerr, Counsell, Spiteri and Cohoon are all "qualified persons" with the latter two individuals being both "qualified persons" and "independent" within the meaning of such terms in National Instrument 43-101, Standards of Disclosure for Mineral Projects ("**NI 43-101**"). The full text of each Technical Report is available for review at the office of Denison Mines at Atrium on Bay, 320 - 40 Dundas Street West, Toronto, Ontario M5G 2C2, and may also be accessed on the SEDAR website at www.sedar.com.

SUMMARY

Denison Mines was incorporated under the OBCA in September 2003 in order to take part in the Denison Arrangement. The registered office of Denison Mines is located at Suite 2300, Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1A9. The head office of Denison Mines is located at Atrium on Bay, 320 - 40 Dundas Street West, Toronto, Ontario, M5G 2C2. Denison Mines is a wholly-owned subsidiary of Denison Energy and currently has no operations. As part of the Denison Arrangement, Denison Energy will transfer all of its mining and environmental services assets to Denison Mines and Denison Mines will assume all of the obligations and liabilities relating to those assets. Following the Denison Arrangement, Denison Mines will hold a 22.50% interest in the McClean Lake uranium project and a 19.96% interest in the Midwest uranium project in northern Saskatchewan. Denison Mines will also hold interests in other uranium mining projects and exploration properties for uranium and other minerals. Denison Mines will also carry on the Denison Environmental Services business currently conducted by Denison Energy. Denison Environmental Services provides services such as ongoing monitoring of closed mine sites, effluent treatment and maintenance services, hazardous material abatement and demolition of closed mines. See "Narrative Description of the Business" in this exhibit.

GENERAL DEVELOPMENT OF THE BUSINESS

Denison Mines has not carried on any active business since its incorporation. In connection with the Denison Arrangement, Denison Mines will enter into the Mining Conveyance Agreement and the Ontario Mining Conveyance Agreement with Denison Energy. The Mining Conveyance Agreement and the Ontario Mining Conveyance Agreement provide that, upon the implementation of the Denison Arrangement, Denison Energy will transfer the Mining Assets and the Ontario Assets to Denison Mines. Denison Mines will assume all liabilities, including environmental liabilities, relating to the Mining Assets and Ontario Assets and any mining-related interests held by Denison Energy. Denison Mines will have the same shareholders as Denison Energy has immediately before the Denison Arrangement is completed.

Three Year History of Denison Energy's Mining and Environmental Services Business

2001

Denison Energy decreased its interest in the Midwest uranium project in northern Saskatchewan from 25% to 19.96% in order to eliminate the obligation to pay advance and future royalties on production from Midwest. Denison Environmental Services was awarded a five-year contract for environmental monitoring, effluent treatment and maintenance services for Rio Algom's five closed Elliot Lake mines and a contract to provide project management for the decommissioning and rehabilitation of the Hope Brook mine site in Newfoundland. A new four-year operating license for the McClean Lake uranium facility in northern Saskatchewan, in which Denison Energy holds a 22.5% interest, was issued in August 2001, increasing the licensed capacity of the processing facilities to 8.0 million pounds of U_3O_8 per year.

2002

Mining of the Sue C ore body at McClean Lake was completed on February 3, 2002 and all of the ore stockpiled on the surface. There was 33% more uranium recovered into the stockpile than had been expected from the surface drilling results. All low-grade special waste from the mining of the JEB and Sue C deposits at McClean Lake was disposed of in the mined out Sue C pit. Definitive agreements were entered into with the Cigar Lake joint venture to process its ore at the McClean Lake mill, with the pregnant aqueous solution to be divided between Rabbit Lake and McClean Lake for further processing into uranium concentrates. Exploration drilling at the McClean Lake property resulted in the discovery of uranium mineralization in the sandstones and at the unconformity with the basement rocks at Caribou Lake about three kilometres from the Sue C pit.

In September 2002, a judge of the Federal Court of Canada, Trial Division, quashed the original operating license issued in 1999 for the McClean uranium facility. The decision was appealed and a stay was granted in November 2002 pending the results of the appeal currently scheduled for May 3 and 4, 2004. Operations are continuing under the new four-year operating license issued in August 2001.

2003

Repayments of $10.7 million were made on the Cogema loan, under which Denison Energy has borrowed all of the funds necessary for Denison Energy's share of costs of McClean Lake and Midwest, and $5.8 million was reborrowed in 2003. At December 31, 2003, the loan balance was $47.0 million. The collection of receivables, in January and February 2004, from December sales of uranium will reduce the loan balance further by about $7.5 million. The book value (at cost) at December 31, 2003 of uranium concentrate inventories and of stockpiled ore of $10.4 million and $10.0 million respectively represent over 50% of the Cogema loan balance after the collection of the December uranium receivables.

Revenue in 2003 from mining operations of $23.6 million was adversely affected by the strengthening Canadian dollar since all uranium sales are in US dollars. The average realized Canadian dollar exchange rate relative to the US dollar for the conversion of the US dollar proceeds from uranium sales appreciated from an average $1.557 in 2002 to $1.373 in 2003. This has had a significant effect on the 2003 earnings from the mining operation. Revenue in 2003 from the Denison Environmental Services division was $3.4 million. Work began on new contracts for the decommissioning of the Shebandowan mill complex, the High Falls generating station and the operation of the Kam Kotia water treatment facility.

A labour action at McClean Lake in June was settled and a new three-year contract with McClean Lake employees was signed and ratified.

The U_3O_8 spot price continued its steady rise from US$7.10 at the end of 2000. It strengthened from US$10.20 at December 31, 2002 to US$10.90 at June 30, 2003. The rate of increase accelerated in the last half of the year reaching US$14.50 by year end and, by the latter part January 2004 was at US$15.50, an increase of approximately 42% in seven months. Approximately 16% of Denison Energy's annual uranium revenue is sensitive to spot price changes, however in excess of 25% of Denison Energy's production in 2005 together with a sizable inventory is available for marketing under new contracts that will reflect the increasing prices.

Significant Acquisitions and Dispositions

Denison Mines has not made any acquisitions or dispositions since incorporation. Denison Mines will acquire the Mining Assets and Ontario Assets from Denison Energy upon completion of the Denison Arrangement. In the three most recently completed financial years, Denison Energy has not made any significant acquisitions or dispositions in respect of the Mining Assets and Ontario Assets to be transferred to Denison Mines pursuant to the Denison Arrangement.

Significant Trends

Uranium supply/demand fundamentals are expected to lead to increasing uranium prices. See "Narrative Description of the Business – Uranium Operations – Denison Energy's Uranium Marketing Arrangements" in this exhibit for a discussion of the factors affecting this market.

NARRATIVE DESCRIPTION OF THE BUSINESS

Uranium Operations

Saskatchewan Uranium

Denison Energy holds a 22.50% interest in the McClean Lake uranium facility in northern Saskatchewan where processing facilities, with a nominal design capacity of 6 million pounds per year, achieved commercial production on November 1, 1999. Ore from the nearby Midwest uranium project, in which Denison Energy's interest is now 19.96%, is expected to be milled at the McClean processing facilities after completion of the milling of McClean ore from the JEB and Sue C pits. Ore in the remaining Sue pits (A, B and E) and McClean North may be mined and milled prior to or in conjunction with Midwest. Cogema holds a 70.00% and 54.84% interest respectively in McClean and Midwest and is the operator/manager. The interests of Denison Energy in McClean and Midwest will be transferred to Denison Mines pursuant to the Denison Arrangement.

Denison Energy and Cogema jointly market their respective shares of production from McClean Lake and Midwest to nuclear utilities around the world. The co-ordinated mining, milling and marketing efforts enable Cogema's and Denison Energy's customers to be supplied in a more effective and efficient manner. Following completion of the Denison Arrangement, Cogema will continue to jointly market production from McClean and Midwest with Denison Mines.

Denison Energy's mineral exploration activities during 2003 concentrated on uranium through the Wheeler River and Waterfound River joint ventures in northern Saskatchewan and the Caribou Lake area at the McClean Lake property. Uranium deposits in the Athabasca basin tend to be very high grade and relatively small in physical dimensions. Consequently, they are very difficult to locate and delineate.

Cogema Loan

Under a loan agreement with Cogema, Denison Energy has borrowed all of the funds necessary for Denison Energy's share of costs of McClean Lake and Midwest, beyond those funds which had been received by Denison Energy from the sale of Denison Energy's interest in the Koongarra deposit and other ongoing sales of uranium. This loan is secured only by Denison Energy's interest in the McClean Lake facility and the Midwest project. Denison Energy's right to draw down under this loan was originally scheduled to expire at the end of 2002. This agreement has been amended, extending the time permitted for drawdowns to the end of 2005 and, if a production decision is made for the Midwest project by 2005, to 2010. The loan incurs interest at the Bank of Montreal prime rate plus 1%. This loan is to be repaid, as to principal and interest, from the proceeds from the sale of uranium through the joint marketing company established by Cogema and Denison Energy. At the end of the term, Denison Energy is obligated to reduce any principal amount then outstanding by 20% per year while maintaining interest payments. The loan amendments also grant Denison Energy the right to prepay the loan from time to time thereby reducing interest costs. Denison Energy has the right to redraw any amounts so prepaid together with the interest savings resulting from such prepayments, upon 45 days' prior notice. The principal amount of this loan facility at December 31, 2003 was $47.0 million. Pursuant to the Denison Arrangement, Denison Energy's rights and obligations under the loan agreement with Cogema will be transferred to Denison Mines.

As consideration for Cogema's consent to the Denison Arrangement, Denison Mines has agreed to give Cogema a fourteen (14) Business Day right of first refusal if Denison Mines received a proposal from a third party for the sale of Denison Mines by way of a merger, take-over bid, amalgamation, plan of arrangement, wind-up, joint venture agreement or other business combination which the board of directors of Denison Mines believes is in the best interests of Denison Mines or its shareholders. In addition, Denison Mines has agreed that, after completion of the Denison Arrangement and the settlement of the licensing issues at McClean Lake described in "Environmental and Regulatory Matters – McClean/Midwest Regulatory Matters" in this exhibit, it will to use its reasonable best efforts to obtain financing to replace the Cogema loan.

Denison Energy's Uranium Marketing Arrangements

Denison Energy and Cogema jointly market their respective shares of production from the McClean Lake uranium facility and the Midwest project to nuclear utilities around the world in direct competition with other supplies available from various sources. This joint marketing arrangement will continue between Cogema and Denison Mines following completion of the Denison Arrangement.

All of Denison Energy's sales are under long-term contracts and not on the spot market. Prices under these contracts are established by a number of methods including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long–term contract reference prices) and annual price negotiations. Many contracts contain floor prices, ceiling prices and quantity flexibilities which enable the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. Prices in the long–term market are higher than those in the spot market at the time the contracts are entered into and are traditionally less volatile. Prices under uranium sales contracts are confidential.

All of Denison Energy's share of uranium sales in 2002 and 2003 was delivered to nuclear utility customers in the United States and the Far East through the joint marketing company with Cogema under 11 long-term contracts of 3 to 10 years' duration. Approximately 37% and 28% of Denison Energy's U_3O_8 deliveries in 2002 and 2003 respectively were to one customer. Generally, all of Denison Energy's production in 2004, at nominal design capacity, is committed for delivery under existing long–term contracts. In 2005, over 25% of Denison Energy's production plus its sizable inventories of uranium concentrates are available for marketing under new contracts which will benefit from the increasing prices. Upon completion of the Denison Arrangement, Denison Energy's rights and obligations with respect to these contracts will be transferred to Denison Mines.

Delivery under contracts has some seasonality, with sales normally skewed towards the end of the year. Sales volumes for 2003 were:

Quarter	Sales Volumes
Q1, 2003	14%
Q2, 2003	43%
Q3, 2003	9%
Q4, 2003	34%

About 16% of Denison Energy's uranium revenue is sensitive to fluctuations in the spot price on a current basis. A change in the spot price of US $1 a pound affects Denison Energy's 2004 revenue by approximately $0.3 million. Since uranium is priced in US dollars, changes in US/Canadian exchange rates also affect revenue. A change of 1% in the value of the Canadian dollar relative to the U.S. dollar affects Denison Energy's uranium revenue by approximately $0.2 million.

Denison Environmental Services

Denison Environmental Services ("DES"), a division of Denison Energy headquartered in Elliot Lake, is engaged in the rehabilitation and monitoring of closed mine sites. DES is able to offer a complete decommissioning package from closure planning to final restoration. Services offered include site restoration, asset disposal, demolition, tailings relocation and rehabilitation, dam building and decant decommissioning, hazardous material abatement, construction of treatment plants, and long–term treatment and monitoring of mine and tailings effluents. DES will be transferred to, and become a division of, Denison Mines upon completion of the Denison Arrangement.

The primary activities of DES in 2003 were providing the ongoing monitoring of Denison Energy's two closed mine sites, environmental monitoring, effluent treatment and maintenance services for Rio Algom's five closed Elliot Lake mines under a 5–year contract and providing project management services for the decommissioning and rehabilitation of the Hope Brook mine site in Newfoundland. DES has also been successful in obtaining several smaller contracts during the year. Pursuant to the Denison Arrangement, all rights and obligations under such contracts will be transferred to Denison Mines.

DES has maintained its internationally recognized ISO 9001:2000 certification and 2003 was the fourth consecutive year without a lost-time accident.

Information Regarding Mineral Properties

McClean Lake

The information in this section that is a scientific or technical nature has been largely derived from the Report and the Supplemental Report prepared under the supervision of William C. Kerr, former Director of Resources Evaluation of Denison Energy, who is a "qualified person" within the meaning of this term in NI 43-101, with the assistance of additional qualified persons, some of whom are "independent" within the meaning of such term in National Instrument 43-101. See "Technical Information".

McClean Lake is a mining and processing facility located in the Athabasca basin in northern Saskatchewan. The McClean Lake uranium facility began the production of uranium concentrates in 1999. The first ore was fed to the processing facilities on June 22, 1999 and commercial production was achieved on November 1, 1999.

McClean Lake is owned by Denison Energy (22.5%) and its joint venture partners, Cogema (70.0%) and OURD (Canada) Co., Ltd. ("OURD") (7.5%). Cogema is the operator/manager of the facility. Denison Energy, Cogema and OURD also own jointly 79.3% of the nearby Midwest project. It is expected that the Midwest ore will be milled at McClean Lake.

Property Description and Location

The McClean Lake facility is located about 26 kilometres by road west of the Rabbit Lake mine and approximately 750 kilometres by air north of Saskatoon.

The McClean Lake facility consists of at least six ore bodies, two of which have been mined out and the ore stockpiled on surface. The JEB pit has been converted into the JEB Tailings Management Facility designed to receive tailings from Midwest and Cigar Lake ores in addition to the tailings from McClean Lake. Special low–grade waste has been deposited in the Sue C pit. In addition, an agreement has been reached for Cigar Lake special waste to be deposited in the Sue C pit.

The McClean Lake surface facilities consist of a modern mill licensed to produce 8.0 million pounds of uranium concentrate per year, a sulphuric acid plant, warehouses, shops, offices and living accommodations for site personnel, together with all related infrastructure.

All of the surface facilities and the mine sites are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the province of Saskatchewan. The original surface lease agreement of 1991 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The McClean Lake surface lease covers an area of approximately 3,677 hectares.

The mineral property consists of two mineral leases covering an area of 980 hectares and nine mineral claims covering an area of 3,148 hectares. The right to mine the McClean Lake deposits was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive 10–year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The terms of the two mineral leases expire in April of 2006. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease. Title to the mineral claims is secure until

2023. It is expected that the leases will be renewed in the normal course, as required, to enable the McClean Lake deposits to be fully exploited.

For additional information on mineral leases, mineral claims and surface leases, see "Environmental and Regulatory Matters – McClean/Midwest Regulatory Matters".

The uranium produced from the McClean Lake deposit is subject to Saskatchewan uranium royalties under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan), as amended.

The McClean Lake property is subject to decommissioning liabilities. Cogema, the operator, filed with the Saskatchewan government a conceptual decommissioning plan. Financial assurances are in place for the total amount of $35.0 million to cover the estimated costs of this decommissioning work.

The McClean Lake site is operated under various permits, licenses, leases and claims granted and renewed from time to time, all of which are currently in good standing. On August 31, 2001, the Canadian Nuclear Safety Commission ("CNSC") issued Mine Operating License, UMOL – MINE MILL – McCLEAN 09/2005 for a four–year term to August 31, 2005. The Approval to Operate Pollutant Control Facilities 10–171 has been issued by Saskatchewan Environment. Denison Energy expects that the regulators will renew these permits, as required. For additional information on licensing, see "Environmental and Regulatory Matters – McClean/Midwest Regulatory Matters".

Accessibility, Climate, Infrastructure and Physiography

Access to the McClean Lake site is by both road and air. Goods are transported to the site by truck over an all–weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about 25 kilometres from the project site.

The nearest permanent community is Wollaston Post, about 50 kilometres from the property on the other side of Wollaston Lake. Workers commute to and from the site by aircraft landing at Points North then by bus to the site. While at the site, workers reside in permanent camp facilities. Personnel are recruited from the northern communities and major population centres, such as Saskatoon, and normally work one week on and one week off.

Site activities are carried out all year, despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.

Water for industrial activities is obtained from one of the many lakes and ponds that dot the area. Electric power is obtained from the provincial grid with stand–by power available as required.

All tailings from the McClean Lake processing facility are deposited in the JEB Tailings Management Facility in the mined out JEB pit. In addition, the facility has been designed to receive tailings from the processing of the high–grade Midwest and Cigar Lake ores.

The terrain at McClean Lake is typical of the Athabasca basin area with glacial drift features following northeast–southwest trends to produce sand and gravel ridges. These ridges are surrounded by low–lying ground which is often water logged and dominated by muskeg. Over 25% of the area is covered by small ponds and lakes. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

History

Canadian Occidental Petroleum Limited ("CanadianOxy") began exploring for uranium in northern Saskatchewan in 1974 in the area between the known Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April of 1977, CanadianOxy entered into a joint venture agreement with Inco Limited ("Inco"). During a diamond drilling program in 1977, one of the 47 drilled holes encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics electromagnetic surveys and diamond drilling, was carried out.

Mineralization was discovered at McClean Lake (the McClean North deposit) in January of 1979 and follow-up drilling later that year confirmed the existence of a significant unconformity-type uranium mineralization. Subsequent exploration resulted in the discovery in 1980 of the McClean South zone and of the JEB deposit in 1982.

In 1984, CanadianOxy and Inco received conditional approval for an underground exploration permit for the McClean zones from the regulatory authorities. Shortly thereafter, CanadianOxy and Inco reached a corporate decision to suspend all ongoing field and engineering work on that project.

In January of 1985, Minatco Limited ("Minatco"), a predecessor in title to Cogema, entered into the joint venture with CanadianOxy and Inco. From 1985 to 1990, Minatco continued exploration of the property including airborne and ground geophysical surveys, percussion drilling and diamond drilling. The reconnaissance diamond drilling program resulted in the discovery of the Sue A deposit in 1988. Further drilling in the later part of 1988 and 1989 resulted in the discovery of the Sue B and Sue C deposits. In total, 237,529 metres of diamond drilling had been completed on the property prior to mid-1990. A further 4,821 metres were drilled with 35 percussion holes.

In 1993, the owners of the Midwest and the McClean Lake projects agreed to combine the two projects and develop them as a complementary development. Ownership interests in the respective joint ventures were interchanged, with Denison Energy acquiring a 22.5% interest in McClean Lake.

Geological Setting

The McClean Lake uranium deposits lie near the eastern margin of the Athabasca basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement complex is composed of an overlying Aphebian-aged supracrustal metasedimentary unit infolded into the older Archean gneisses. The younger Helikian-aged, Athabasca sandstone was deposited onto this basement complex. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.

Exploration

CanadianOxy commenced exploration activities in the project area in 1974. The initial work consisted of track etch surveys and was expanded in 1976/1977 to include geochemical, geophysical, alphameter, scintillometer and spectrometer surveys. Intensive drilling was initiated in late 1977 and continued through 1979. CanadianOxy and Inco announced on April 11, 1979 that they had encountered a potentially significant uranium deposit. These were termed the McClean underground or Candy Lake deposits which total 11 discrete pods. The JEB deposit was discovered by CanadianOxy and Inco in 1982. Minatco, which became the operator upon joining the McClean Lake joint venture in 1985, discovered the Sue A deposit in April of 1988, during a reconnaissance percussion drilling program. Sue B was discovered later that year. The Sue C deposit was discovered in 1989, with further drilling in the first quarter of 1990 to take the project to the feasibility stage. The Sue E deposit was discovered in the winter of 1991. Definition drilling on the Sue E deposit was carried out in the winter of 2001.

The Caribou Lake pod, discovered in the winter of 2002, is not part of an existing trend and is a new area of mineralization.

Mineralization

Excluding the JEB deposit, which was mined out several years ago and which is now used as the Tailings Management Facility, the McClean Lake reserves are located along two "trends" of mineralization, the Sue trend and the McClean trend. The recently discovered Caribou Lake pod is a singular deposit at this time.

The mineralized zones in the McClean trend occur as sausage–shaped pods straddling the unconformity between the Athabasca sandstones and the crystalline basement. The mineralized pods undulate from 37 metres above to 37 metres below the unconformable contact which is, on average, 160 metres below the surface in this area. The host rocks for the mineralization are altered sandstones and Aphebian basement rocks usually altered to clay–rich rocks. A zone of illite alteration forms a mushroom–shaped envelope tilted to the north in the McClean North zone. There are 11 discrete pods, arranged along two separate but parallel trends (termed the North and South zones) separated

by approximately 500 metres. Generally, mineralization in the basement is at the eastern extremity of the combined zone. Uranium mineralization is hosted in hematitically altered clay–rich zones in which illite forms massive layers. Uranium occurs as fine–grained coffinite, as veinlets and nodules of pitchblende and as massive masses of pitchblende/uraninite. Highly variable but generally small amounts of nickel arsenides are associated with the uranium. Generally, the mineralization located below the unconformity is cleaner than that found in the sandstone.

The deposits of the Sue trend are along a linear trend on the western flank of the Collins Bay dome. These deposits trend north–south along or near a steeply east–dipping unit of graphitic gneiss within a 4.2 kilometre long basement conductor.

The Sue A and B deposits are located on and above the unconformity which lies 65 to 75 metres below the surface. The bulk of the mineralization lies in the overlying sandstone. These deposits are typically hosted by massive earthy–red clay extending for about 10 metres above and below the unconformity. The mineralization at Sue A and Sue B is generally associated with niccolite and has an average ratio of Ni+As: U_3O_8 of 3.9:1 and 3.8:1 respectively.

The mined-out Sue C deposit lies 100 metres west of the south end of the Sue A deposit. It trended south 12 degrees west for 390 metres and occupied a 75 degree east dipping structure. There was a distinct depth gradation to the mineralization of this deposit, with the mineralization subcropping at the unconformity in the north and central part of the deposit and plunging gently south at the southern portion. The central part of the deposit, occupying a length of 80 to 100 metres, extended downwards from the unconformity a length of 80 metres and contained approximately 75% of the known reserves.

The Sue E deposit, although discovered in the early 1990's, did not undergo development drilling until 2002. The mineralization has an approximate strike length of 320 metres, with widths varying from 5 to 15 metres and occurring from 65 to 135 metres below the surface. The style of mineralization and setting is similar to that of the southern part of the Sue C deposit, that is, totally basement-hosted with relatively clean mineralogy.

Drilling

As of April 30, 1990, when the diamond drilling of the McClean trend ceased, 416 diamond drill holes totalling 81,810 metres had been drilled into the McClean North and McClean South zones.

Drill-hole spacings varied with the grade of the mineralization. As a result of follow–up campaigns of drilling to confirm the higher grade zones, the spacing varies from 7.5 metre spacing along 7.5 metre lines to 7.5 metre spacing along 15 metre lines to 7.5 to 15 metre spacing along lines 30 metres apart. The higher density of drilling is in areas of the pods that are of higher grade.

The JEB deposit was discovered by CanadianOxy and Inco in 1982. A total of 92 diamond drill holes totalling 11,779 metres were drilled on this deposit by the time of the feasibility study in 1990. Drill hole spacing was generally 7.5 metres to 15 metres on lines 15 metres apart, reduced to 7.5 metres by 7.5 metres in areas of high grade mineralization. Approximately 12% more uranium was recovered from the mining of the JEB deposit than had been calculated from the surface drilling.

A total of 79 diamond drill holes totalling 7,661 metres have been drilled in the Sue A deposit. Drill holes are generally at 10 metre centres on lines 12.5 metres apart. A total of 57 holes totalling 5,149 metres have been drilled into the Sue B deposit. Like the pattern on the Sue A, drill holes are generally at 10 metre centres on lines 12.5 metres apart.

The Sue C deposit was drilled on 12.5 metre fences with a hole spacing of 10 metres. A total of 128 diamond drill holes were drilled prior to the development decision, totalling 21,749 metres of core. About 33% more uranium was recovered from the mining of the Sue C deposit than had been calculated from the surface drilling.

At Sue E, a total of 135 diamond drill holes have been cored for a total of 23,757 metres. Drill spacing was at 10 metre centres on 12.5 metre lines.

Sampling and Analysis

The following applies to all exploration on the McClean property.

Following the completion of a drill hole, the hole was radiometrically logged using a downhole slim–line gamma probe. The gamma–log results provide an immediate equivalent uranium value (U_3O_8%) for the hole, which, except in high grade zones, is reasonably accurate. The gamma-log results, however, have not been used for the purposes of estimating reserves.

Sample intervals are generally 500 millimetres long, except where higher or lower grade mineralization boundaries fall within the interval. In that case, two 250 millimetre samples are collected. Flank samples of 1.0 metre are always collected where mineralization is located. A background geochemistry sample is collected every 10 metres down the hole.

All sampled core is split in half, one half retained and the other sent to an independent laboratory. Lost core is not an issue at the McClean project as core recovery has been generally good. From January of 1985 up to April of 1990, all core was shipped to and analyzed at Barringer Laboratories (Alberta) Ltd. in Calgary, Alberta. Core from more recent drilling at Sue E and Caribou Lake is analyzed at the Saskatchewan Research Council's labs.

Control samples were routinely assayed by Barringer with each batch of core samples analyzed. Minatco periodically verified portions of the uranium assay data base by cross checking assays with other laboratories and by assaying duplicated samples at the Barringer Laboratory. On average, assay variability in grades exceeding 0.10 percent U_3O_8 is within 10% with the Barringer value being generally lower than that of the other labs.

In the period from 1979 to 1982, prior to Minatco becoming the project operator, mineralized core from drill programs was analyzed at Inco's J. Roy Gordon Research Laboratory at Sheridan Park, Mississauga, Ontario. Assays performed at Inco's Laboratory were done using XRF. To check the accuracy of these results, all samples collected from ore-grade sections were also assayed by X–Ray Assay Laboratories. The results from the two laboratories showed variations within the limits of laboratory sensitivity.

The mineralization in the various McClean deposits is highly variable in both mineralogy and uranium content. The principal minerals identified in the deposits are pitchblende, uraninite and niccolite. As a result of the highly variable uranium content, a variable density formula was developed for the McClean deposits. This formula was modified over the years to account for the fact that it originally tended to underestimate U_3O_8 content where the U_3O_8 values were associated with high values of Ni and As.

Security of Samples

No opinion can be given in 2004 regarding security of samples in the mid to late 1970s and the late 1980s other than to indicate that subsequent geological work and all metallurgical and geotechnical work have confirmed the results. All procedures reviewed follow generally accepted industry practice. A good demonstration of the reliability is that both the JEB and Sue C deposits have been mined out and more uranium has been recovered into stockpiles than had been calculated from surface drilling.

Mineral Reserve and Resource Estimates

Mineral reserve calculation procedures have evolved over the years. At the time of the feasibility study in 1990, polygonal methods were used for JEB, Sue A, Sue B, Sue C deposits and the McClean zones. Prior to the start of mining at the JEB deposit, the reserves were re–evaluated using computerized methods whereby block models were constructed and geostatistical methods were implemented. Much more recently, these figures have been further fine-tuned using Whittle pit optimization software. Throughout all this, the reserve numbers have not changed materially. Appropriate tests and audits of the databases on all the McClean deposits have been carried out by qualified Denison Energy personnel. In the case of both JEB and Sue C, the amount of U_3O_8 recovered into stockpiles was 12% and 33% respectively higher than that calculated from surface drilling.

The 1990 mineral reserves for the JEB, Sue A, Sue B and the McClean deposits were initially calculated using polygons constructed around each diamond drill hole with the area of influence of each composite grade extending

halfway to adjacent holes. Reserves were calculated using three metre high vertical intervals for the JEB, Sue A and Sue B deposits and four metre high vertical intervals for the McClean zones. The mineral reserve inventory for the Sue C deposit was calculated using modified polygon rectangles constructed around each diamond drill hole intersection with the area of influence of each composite grade extending halfway to adjacent holes. Where diamond drill holes were not available, the area of influence was extended halfway to interpreted geological features that controlled the mineralization. All rectangles were constructed on a vertical longitudinal section from which reserves were estimated.

Prior to start of mining at the JEB deposit, the reserves were re-evaluated (eventually for all deposits except the McClean zones) using computerized methods where 3-D block models were constructed and geostatistical methods were implemented. A number of validation and error checking routines were implemented to ensure error–free databases at that time.

More recently, the Sue A, Sue B, Sue C and Sue E reserves were re–evaluated. A block model was constructed using 5 by 12.5 by 3 metre blocks. Variograms were calculated along the three main directions of the block model. To estimate the grade in blocks without drill hole data, a modified kriging method was used. Subsequent to this work, the pit shells were optimized using Whittle pit optimization software for Sue A, Sue B and Sue E.

In 2003, Denison re–evaluated the reserves in Sue A, Sue B, Sue E and in the stockpile from mining of the JEB and Sue C deposits and prepared the Report and the Supplemental Report which are compliant with NI43-101. The Supplemental Report includes a re–evaluation of the McClean zones based on the use of mining by blindshaft boring.

For Sue A, Sue B and Sue E in the preparation of the Report and the Supplemental Report, the mineralization was correlated on cross sections to define the three dimensional boundaries and then "digitized" into a wire-framed solid model using GEMCOM software. A block model was created, constrained within the wire frames. Variograms were used to determine the search ellipse for grade projection and categorization. The economical exploitable portion of the mineralization was identified using Whittle software to generate an optimized pit shell.

For the McClean zones evaluation in the Report and the Supplemental Report, the mineralization was correlated on cross sections and digitized into a wire–framed, solid model using GEMCOM software. The average grade of each pod was estimated by applying a polygonal method weighting to the drillhole averages. With the revised mining method, only the McClean North deposit has been classified as reserves.

As ore was mined from the JEB and Sue C pits, it was weighed and the grade was determined by a fixed overhead scanner on a truck–by–truck basis prior to storing in stockpiles at the mine site. When the ore was moved to the mill, each truck load was again weighed and scanned to verify the original stockpile values. On feeding into the mill, the leach grades and tonnage are used as a further check. Periodic surveys of the stockpile volumes are also made. These determinations of quantities and grade have resulted in an upward revision in reserves for these two deposits as compared to the in–situ reserve calculations made before mining started.

Operations

Development of the McClean Lake uranium facility began in March of 1995. Construction and commissioning were completed in 1997. The JEB deposit was mined out and the ore stockpiled. The JEB pit was then converted in 1999 into the JEB Tailings Management Facility.

The McClean Lake mill uses sulphuric acid and hydrogen peroxide leaching and a solvent extraction recovery process to extract and recover the uranium product from the ore. The mill has a demonstrated production capacity and is licensed to produce up to 8 million pounds of U_3O_8 in concentrates per year.

Mining of the Sue C ore body was completed on February 3, 2002 and all of the ore has been stockpiled on surface. A total of 36.3 million pounds of uranium was recovered, representing about 33% more uranium than had been expected from the results of the surface drilling. As a result of the extra uranium recovered, the stockpiled ore from JEB and Sue C is sufficient to feed the McClean Lake mill, at nominal design rates, well into 2006.

The low–grade special waste, from the mining of the JEB and Sue C deposits, has been disposed of in the mined out Sue C pit. This work was completed in April of 2002. The pit is now being allowed to flood naturally. Agreement has been reached with the Cigar Lake joint venture to also dispose of the special waste from its mining operations in the Sue C pit. The costs of dewatering the Sue C pit and handling and disposing of the Cigar Lake wastes will be paid by the Cigar Lake joint venture.

As a result of the recovery of the uranium from the Sue C deposit into stockpiles, all mining activities have been suspended for the next few years. This will result in increased cash flow as Denison Energy's approximately $10.0 million inventory of stockpiled ore, at cost as at December 31, 2003, is fed to the mill with no further cash mining costs.

Since the start–up of the operation, the grade of the mill feed has been steadily reduced, resulting in a significant increase in the tonnage milled. In spite of this, unit operating costs have declined without negatively impacting the excellent environmental, health and safety records.

The table below shows the operation of the McClean Lake uranium facilities since the start of production:

	2003	2002	2001	2000	1999
Ore Milled (thousand tonnes)	132	122	98	82	23
Average Grade (%U_3O_8)	2.07	2.29	3.10	3.42	3.24
Production (thousand lbs. U_3O_8)	6,028	6,098	6,595	6,015	1,455

In addition to its equity share of production, Denison Energy also had the right to acquire from the initial 4.54 million pounds of uranium production from the McClean Lake uranium facility, another 23.75% of that production, at cost, from Cogema. All of this extra material was acquired by Denison Energy during 1999 and 2000.

Production in 2004 is scheduled to be 6.0 million pounds with the mill feed grade reduced to about 1.89% U_3O_8, approximately the average grade of the remaining JEB and Sue C ore stockpiles.

During the licensing process, an extraordinary amount of attention was paid to environmental matters. As a result, a number of design changes were made in the processing facilities, both to address environmental concerns and to enable the facilities to process much higher–grade ores from Midwest and Cigar Lake in the future. Special attention was given to providing protection for the workers from exposure to high levels of radiation. Environmental results have continued to improve and to exceed regulatory expectations. As a result, a new four–year operating license for the McClean Lake facilities was obtained in 2001 for a maximum production rate of 8.0 million pounds per year. See also "Environmental and Regulatory Matters – McClean/Midwest Regulatory Matters".

The disposal of mill tailings in an environmentally acceptable manner has led to advances in the design and construction of new tailings management facilities. In the state-of-the-art JEB Tailings Management Facility, tailings are deposited subaqueously in a paste form from a barge. This procedure minimizes tailings segregation, eliminates concerns of freezing and dust generation, and controls radiation and radon emissions from the pond. This facility has been designed to receive tailings from the processing of the high-grade Midwest and Cigar Lake ores in addition to the tailings from McClean Lake.

Other McClean Lake Information

For information pertaining to markets and contracts for sale of production, see "Uranium Operations – Denison Energy's Uranium Marketing Arrangements". For taxes and royalties, see "Environmental and Regulatory Matters – Canadian Royalties and Certain Taxes".

Negotiations were concluded and definitive agreements have been signed for the Cigar Lake joint venture to process its ore at the McClean Lake mill. The current plan calls for all Cigar Lake production to be leached at the McClean Lake mill and the pregnant aqueous solution to be divided between McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. Cigar Lake is currently scheduled to begin operations as early as 2006 and ultimately reach a capacity of 18 million pounds per year. This toll milling arrangement will provide significant economic benefits to the McClean Lake operations, including reduced unit operating costs from economies of scale,

the receipt of a toll milling fee and the extension of the useful life of the facilities for many years, thus resulting in the corresponding deferral of the reclamation and decommissioning costs. The processing of the Cigar Lake ore at McClean Lake is conditional upon the Cigar Lake owners making a production decision and the obtaining of the necessary regulatory approvals. All costs of the expansion and modification of the McClean mill, that are required to process the Cigar Lake ore, will be paid by the Cigar Lake joint venture.

Midwest

The information in this section that is of a scientific or technical nature has been largely derived from the Report prepared under the supervision of William C. Kerr, former Director of Resources Evaluation of Denison Energy, who is a "qualified person" within the meaning of this term in NI 43-101, with the assistance of additional qualified persons, some of whom are "independent" within the meaning of such term in NI 43-101. See "Technical Information".

The uranium deposit at the Midwest project is one of several high–grade deposits at or near the contact between the basement complex and the sandstone in the Athabasca basin in northern Saskatchewan. Midwest is owned by Denison Energy (19.96%) and its joint venture partners, Cogema (54.84%), Redstone Resources Inc. (20.70%) and OURD (4.5%). Cogema is the operator/manager. Denison Energy, Cogema and OURD are also the joint venture partners in the McClean Lake joint venture and the owners of the McClean processing facilities where the Midwest ore is expected to be milled.

Property Description and Location

The Midwest project is located near South McMahon Lake about 20 kilometres by existing roads from the McClean Lake processing facilities, which began operating in 1999. The site is approximately 750 kilometres, by air, north of Saskatoon.

Since the completion of the test mining program in 1988 and 1989, the site has been under an environmental monitoring and site security surveillance program. At present, there is an inactive water treatment plant, two water storage ponds and a core storage area on the site and a dam in the Mink Arm of South McMahon Lake.

All of the facilities used in the test mining program and all of the existing surface facilities are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the province of Saskatchewan. The original surface lease agreement of 1988 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The Midwest surface lease covers an area of approximately 646 hectares.

The mineral property consists of three contiguous mineral leases covering an area of 1,426 hectares. The right to mine the Midwest deposit was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive subsequent 10–year periods, provided that the leaseholders are not in default pursuant to the terms of the lease. The term of two of the mineral leases expires in December of 2008 and the third expires in December of 2013. The Company expects that the leases will be renewed in the normal course, as required, to enable the Midwest deposit to be fully exploited.

For additional information on mineral leases and surface leases, see "Environmental and Regulatory Matters – McClean/Midwest Regulatory Matters".

The uranium produced from the Midwest deposit will be subject to Saskatchewan uranium royalties under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan), as amended. In addition, a portion of Denison Energy's interest in the Midwest project (i.e. 5.5% of the project reducing to 3.44% after payout) is subject to a sliding–scale, gross overriding royalty ranging from 2% to 4% payable to two previous owners of a portion of the Midwest project.

The Midwest property is subject to decommissioning liabilities. Cogema, the operator, filed with the Saskatchewan government the "Midwest Project Preliminary Decommissioning Plan, December 2001 – Version 2." Financial

assurances are in place for the total amount of $0.75 million to cover the estimated costs of this decommissioning work.

The Midwest site is operated under various permits, licenses and leases granted and renewed from time to time, all of which are currently in good standing. The Mine Site Preparation License was issued on May 31, 2001 by the CNSC for an indefinite period of time. The Ministerial Approval To Temporarily Close, Approval No. IT-31 issued by Saskatchewan Environment will expire on March 21, 2006. It is expected that the regulators will renew these permits as required. When a production decision is taken by the Midwest joint venture partners, various regulatory approvals and licenses must be obtained from the CNSC and Saskatchewan Environment in the normal course of development of the project. In the course of obtaining these approvals and licenses, it may be necessary to submit a new Environmental Impact Statement, if it is determined that the development program being planned differs significantly from that approved in 1998.

Accessibility, Climate, Infrastructure and Physiography

Access to the Midwest project is by both road and air. Goods are transported to the site by truck over an all–weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about four kilometres from the project site.

The nearest permanent community is Wollaston Post, about 70 kilometres from the property on the other side of Wollaston Lake. Workers commute to and from the site by aircraft landing at Points North. While at work, workers will reside at camp facilities at McClean Lake or Points North until facilities are constructed at Midwest. Personnel are recruited from the northern communities and major population centres, such as Saskatoon, and normally work one week on and one week off.

Site activities are carried out all year despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.

Water for industrial activities is obtained from one of the many lakes and ponds that dot the area. Electric power can be accessed from the provincial grid through the nearby Points North.

No tailings storage areas are expected to be required at Midwest since it is planned to transport all Midwest ore to the McClean Lake mill for processing, with all resulting tailings being disposed of in McClean's licensed JEB Tailings Management Facility.

Surface facilities and infrastructure at the Midwest project will be only those necessary to support the mining operation and the ore shipment activities. Ample area for these facilities is available on the existing surface lease.

The terrain at Midwest is typical of the Athabasca basin area with glacial drift features following northeast-southwest trends to produce sand and gravel ridges. These ridges are surrounded by low-lying ground which is often water logged and dominated by muskeg. Over 25% of the area is covered by small ponds and lakes. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

History

Initial exploration work in the vicinity of the Midwest deposit began in 1966. From 1968 to 1975, exploration was carried out on an exploration permit which included the area covered by the current mineral leases. Most of the work was concentrated on the area near South McMahon Lake where uranium mineralized boulders were found. In 1974, the exploration permit was changed to mineral leases.

During the winter season of 1977, one of the holes drilled through the unconformity encountered radioactive mineralization. In January 1978, the existing Midwest deposit was intersected. During 1978 through 1980, a further 439 holes were drilled (for a total of about 650) to delineate the deposit and to explore the surrounding area of the mineral leases.

The operator of Midwest from 1968 to 1982, a subsidiary of Esso Resources Canada Ltd. ("Esso Resources"), carried out an extensive series of studies on mining methods, development of a milling process and environmental evaluations. All of this data was reported in the documentation associated with the preliminary Environmental Impact Statement for Midwest submitted to the provincial regulatory agencies by the operator in 1981. The documentation did not receive a formal review because a corporate decision was made to defer the development of the project.

The diamond drilling indicated that there was a high–grade ore zone surrounded by lower grade uranium. There is a zone of alteration, both above and below the ore body, which affects the structural integrity of the ground. At that time, geological reserves of 56 million pounds of U_3O_8 at a grade of 1.25% U_3O_8 were reported.

In 1982, Esso Resources suspended further work on the project.

In 1987, Denison Energy acquired a 45% interest in the Midwest project and became the operator. An underground test mining program was completed in 1989 which confirmed the results of the surface drilling program and identified a mineable high–grade mineral reserve containing 35.7 million pounds of U_3O_8 at an average diluted grade of 99 pounds per tonne, mineable by underground methods. There are also mineralized diamond drill intersections outside this high–grade reserve which merit further investigation.

In 1993, the respective owners of McClean Lake and Midwest combined their interests to make one complementary project with one mill at McClean Lake. In order to accomplish this, a portion of Denison Energy's interest in Midwest was exchanged for an interest in McClean Lake. This transaction, together with several related ownership changes, resulted in Denison Energy's ownership interest in Midwest being reduced to 19.5% and Minatco becoming the operator.

In 1999, Denison Energy increased its interest in Midwest by 5.50% through the exercise of first refusal rights. With the increase in uranium reserves recovered into stockpiles at McClean Lake, uncertainty of the timing and costs of the Midwest development and in order to eliminate the obligation to pay advance and future royalties on production from Midwest, Denison Energy decreased its interest in Midwest from 25% to 19.96% effective March 31, 2001. Cogema, the operator/manager of Midwest, also reduced its interest from 70.5% to 54.84% for the same reason.

Geological Setting

The Midwest uranium deposit lies near the eastern margin of the Athabasca basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement rocks are Aphebian–aged, are termed the Wollaston Group, and are essentially graphitic pelitic metasediments. These pelitic metasediments form a steeply dipping syncline which trends northeast. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.

Exploration

Initial work on the property was a regional airborne geophysical survey, which located conductors below the sandstone cover. Ground prospecting identified a radioactive boulder field and subsequent drill testing of the conductors located the mineralization in 1978.

The property has undergone all manner of ground geophysical surveys, including Turam electromagnetic, gravity and CSAMT (Controlled source audio-magnetotelluric). In addition, there have been numerous campaigns of various surface geochemical surveys and over 650 diamond drill holes have been drilled on the property since the inception of exploration. These surveys have been carried out by both independent contractors and in-house personnel of both previous and current owners.

After Denison Energy acquired a 45% interest in the project and became the operator, an underground exploration test mining program was initiated at the Midwest deposit. From the fall of 1988 through April of 1989, a 3.7 metre diameter shaft was sunk to a depth of 185 metres on the west shore of the Mink Arm of South McMahon Lake. From a depth of 170 metres, a crosscut was driven a total of 180 metres east. At the end of the crosscut, a blind-hole

boring rig was installed to test the unconformity and related mineralization. Blind–hole boring of two 1.2 metre diameter holes through the mineralization was then carried out. The three primary objectives of the test mining program were to gain a better understanding of the water conditions in and around the mineralization, to get a geotechnical assessment of the competence of the altered sandstone, and to assess radiation associated with the mineralization in order to determine what protective measures would be necessary. The extensive information gathered as a result of this test work permitted a thorough evaluation of all of the parameters studied and, together with the prior surface diamond drilling and extensive geophysical work, enabled a more detailed calculation of the reserves to be completed. This information was used extensively in determining the feasibility of developing the project as an underground mine.

The majority of the exploration and drilling on the Midwest property was completed prior to 1983. Since that time, a number of major ore deposits have been discovered in the Athabasca basin (for example, the Sue deposits at McClean, McArthur River and Cigar Lake) greatly adding to the knowledge of the geological nature of these uranium deposits and the best techniques for their exploration and evaluation. As a consequence, additional drilling is being considered for 2004 at the Midwest property to test for extensions to the existing reserves, new adjacent pods and basement-hosted reserves below the existing reserves which have never been explored.

Mineralization

The Midwest deposit is lens to cigar–shaped, 215 metres long with two main pods of high–grade mineralization separated by a 50–metre long section of low-grade disseminated mineralization. The average width is 80 metres with a maximum of 128 metres. Thickness of the zone averages 10 metres with a maximum of 30 metres. Overall, the deposit is high grade at 4.49% U_3O_8. Mineralization consists primarily of uranium oxides (uranite and pitchblende) with a suite of Ni-Co arsenides, sulphides and sulpharsenides in a clay matrix. The highest grade mineralization consists of one to four metre thick sections of massive uranium oxides and niccolite surrounded by a thin clay envelope. Ni and As average grades are high, at 3.2% and 5.3% respectively. Typically, high–grade mineralization is surrounded by a thin low–grade envelope (0.05 to 0.5% U_3O_8), one to two metres thick, which consists of massive clay and strongly argillized sandstone.

The Midwest deposit is representative of a typical unconformity-type zone, whereby 99.5% of the mineable reserves are located at the basement sandstone contact either in the basal conglomerate or in the upper basement unit.

The deposit displays sharp lateral boundaries, both in plan and section. Mineralization follows a general NE trending structural fault corridor, parallel to the strike of the graphitic unit. High–grade lenses display a N70° E elongation. Locally, mineralized lenses occur along steep faults above and below the main unconformity mineralization. These are termed "perched" and "deep basement mineralization" respectively.

Drilling

Over 650 drill holes have tested the Midwest property, of which 100 surface (and wedged extensions) and three underground holes have been used for reserve calculations. Eighty of these are NQ diamond drill holes from the surface, 20 are PQ holes drilled for metallurgical test work, and 3 are confirmation holes drilled from the underground crosscut. All of the surface holes were geologically and geotechnically logged and sampled by previous owners of Midwest, while the underground holes were logged and sampled by Denison Energy.

Of the 103 holes used for estimation of the reserves, 22 did not have downhole survey information and therefore were assumed to be vertical. A statistical analysis carried out in 1982 indicated that at the 285 metre level, these supposedly vertical holes could have deviated by as much as 12 metres with an average of roughly 5 metres. Sensitivity studies have been carried out and indicate that, if the block boundaries remain fixed, the uncertainty in hole location for these 22 holes causes a fluctuation of 8% in tonnes, 5% in metal content and 3% on grade.

Sampling and Analysis

Due to the nature of the mineralization, lost core is a significant issue. Lost core ranges between 0% and 50% with an average core loss of 33% for the drill holes included in the reserve calculation. The original owners initiated a convention which is conservative and has withstood many audit procedures over the years. The value assigned to lost core is the lowest assay of recovered material from one of three samples. These samples are: (1) the sample

within which the lost core occurs; (2) the sample immediately above the one containing the lost core; and (3) the sample immediately below the one containing the lost core.

The previous owners performed a check at Loring Laboratories Ltd. (the lab responsible for the bulk of the reserve drill holes) by sending 158 check samples for re-assaying to Bondar–Clegg & Company Ltd. and X–Ray Laboratories. This check revealed, for values greater than 0.5% U_3O_8, no bias and an average relative error of only four percent. The accuracy and repeatability indicate that no significant uncertainty has been introduced to the estimation of higher–grade ore by laboratory error.

For values less than 0.5% U_3O_8, a relative average error of about 20% was determined. The inaccuracy of these low grade assays introduces some uncertainty into the estimation of low grade. While this will introduce some relatively minor uncertainty into the geological reserves, the more important effect will be to introduce some uncertainty in the location and complexity of the ore/waste contact. This, in turn, will affect the amount and grade of dilution material used in the mining dilution studies.

The Midwest deposit, as mentioned, is one of the most studied deposits in the Athabasca basin not yet in production. Due to the importance of the density factor to the reserve grade, a large number of studies and audits have been applied solely to this parameter.

Security of Samples

No opinion can be given in 2004 regarding security of samples by the previous owners in the mid to late 1970's, other than to indicate that subsequent geological work, and all metallurgical and geotechnical work, including the sinking of a shaft and a test mining program in the late 1980s, have given no cause to doubt the veracity of the samples from which the reserve calculations are based. The best confirmation that proper security of samples was maintained is the previously mentioned report on the assay data, where the assay data base was checked at two external labs and found to contain an average variation of only 4%.

Mineral Reserve and Resource Estimates

From June of 1978 up to and including October of 1980, there were a total of 13 discrete "reserve estimation" reports published on the Midwest deposit by the previous owners. While this data was reviewed in detail, a new reserve estimate was prepared after the completion of the underground test mining program.

That reserve estimate was based on an underground mining method that was the subject of a feasibility study in 1990. That study selected the higher-grade section of the geological reserve as amenable to an underground operation. Dilution of 21% was added and about 2.2% of the geological reserves in this section were considered lost in the mining operations. A block model was constructed based on the 103 drill holes and the underground test mining program and the locations of both external and internal ore boundaries were fixed. There were three geological reserve estimations carried out for the main zone (Inverse Squared, Polygonal and Ordinary Kriging) and there was only a 0.6% difference between the highest and lowest estimation.

In 2003, Denison re-evaluated the reserves in Midwest and prepared the Report, based on an open pit mining operation, that is compliant with NI 43-101.

For the purposes of the Report, the mineralization was correlated on cross sections to define the three dimensional boundaries and then "digitized" into a wire-framed solid model using GEMCOM software. A block model was created constrained within the wire frames. Variograms were used to determine the search ellipse for grade projection and categorization. The economically exploitable portion of the mineralization was identified using Whittle software to generate an optimized pit shell.

Operations

There are no production operations currently at Midwest. It is currently planned to develop this project as an open pit mine. Ore will be transported by road to the McClean Lake site and milled at the McClean processing facility. Tailings will be disposed of in the JEB Tailing Management Facility which was designed to receive tailings from Midwest and Cigar Lake ores in addition to the tailings from McClean Lake.

Other Midwest Information

Following public hearings on the project environmental impact statement by the joint federal-provincial review panel, the federal and provincial governments gave their authorization, in 1998, for this project to proceed. These authorizations were subject to specified conditions including the placing into operation of the JEB Tailings Management Facility where it is proposed that all tailings from the milling of Midwest ore will be deposited. This facility began operation in mid-1999.

Detailed engineering and other studies have shown that the most effective and economic method of development of this ore body is by open pit. Work is continuing on the optimizing of the pit layout and preliminary engineering of the surface facilities. Applications are also being prepared for obtaining the necessary regulatory approvals and licenses, which may include the submission of a new Environmental Impact Statement if it is determined that the development program being planned differs significantly from that approved in 1998. No decision has been taken on the timing of the development of the Midwest project. In any case, Midwest ore would not be trucked to and milled at the McClean processing facility until after completion of the milling of the JEB and Sue C ore, now expected during 2006.

For information pertaining to markets and contracts for sale of production, see "Uranium Operations – Denison Energy's Marketing Arrangements". For taxes and royalties, see "Environmental and Regulatory – Canadian Royalties and Certain Taxes".

Uranium Reserves and Resources

The following table shows the Company's calculation of reserves and resources of U_3O_8 as of September 30, 2003.

Reserves

	Proven			**Probable**			**Total**			**Denison Share**
Deposit	Tonnes x 1000	Grade % U_3O_8	lbs U_3O_8 x 1000	Tonnes x 1000	Grade % U_3O_8	lbs U_3O_8 x 1000	Tonnes x 1000	Grade % U_3O_8	lbs U_3O_8 x 1000	lbs U_3O_8 x 1000
Stockpiles	426.6	1.78	16,744	0.0	0.00	0	426.6	1.78	16,744	3,767
Sue A	14.3	1.23	386	43.0	1.19	1,126	57.3	1.20	1,512	340
Sue B	14.5	0.55	176	92.4	0.53	1,069	106.9	0.53	1,245	280
Sue E	8.6	1.49	281	320.0	0.78	5,519	328.6	0.80	5,800	1,305
McClean North	0.0	0.00	0	37.3	5.54	4,563	37.3	5.54	4,563	1,027
Midwest	92.0	7.02	14,244	290.8	3.00	19,291	382.8	3.97	33,535	6,694
Total	556.0	2.60	31,831	783.5	1.83	31,568	1,339.5	2.15	63,399	13,413

Resources

	Indicated			**Inferred**			**Total**			**Denison Share**
Deposit	Tonnes x 1000	Grade % U_3O_8	lbs U_3O_8 x 1000	Tonnes x 1000	Grade % U_3O_8	lbs U_3O_8 x 1000	Tonnes x 1000	Grade % U_3O_8	lbs U_3O_8 x 1000	lbs U_3O_8 x 1000
Sue E	0.0	0.00	0	23.6	0.71	367	23.6	0.71	367	83
Total	0.0	0.0	0	23.6	0.71	367	23.6	0.71	367	83

For additional information regarding the Company's uranium reserve estimates, see "McClean Lake – Mineral Reserve and Resource Estimates" and "Midwest – Mineral Reserve and Resource Estimates".

The information that is presented under "Uranium Reserves and Resources" and "Mineral Exploration" is reported by William C. Kerr, Denison Energy's former Director, Resource Evaluation, who is a "qualified person" as defined in NI 43-101.

Other McClean Lake Ore Bodies

No firm decision has been made yet on the sequence for mining the Sue A, Sue B and Sue E deposits, McClean North and the Midwest ore bodies. The results of exploration at the Caribou Lake area of the McClean Lake property will also affect decisions concerning the timing and sequence for exploiting these deposits.

Environmental and Regulatory Matters

McClean/Midwest Regulatory Matters

Environmental matters related to the McClean Lake uranium facility and the Midwest project are regulated by the CNSC and Saskatchewan Environment. A number of other ministries and departments of the federal and Saskatchewan governments also regulate certain aspects of the operation. Prior to proceeding with development of the McClean Lake uranium facility and Midwest project, the proponents were required to submit Environmental Impact Statements for review. After completion of that review and receipt of recommendations, the federal and Saskatchewan governments issued the appropriate authorizations, subject to the normal licensing process, for the McClean Lake uranium facility in 1995 and for Midwest in 1998.

The right to mine minerals in Saskatchewan is acquired by Denison Energy as a lessee under a mineral lease from the province (a "Mining Lease"). A Mining Lease is for a term of 10 years, with a right to renew for successive 10–year terms in the absence of default by the lessee. The lessee is required to spend certain amounts for work during each year of a Mining Lease. A Mining Lease cannot be terminated except in the event of default and for certain environmental concerns, as prescribed in *The Crown Minerals Act* (Saskatchewan). However, Mining Leases may be amended unilaterally by the lessor by amendment to *The Crown Minerals Act* (Saskatchewan) or *The Mineral Disposition Regulations*, 1986 (Saskatchewan).

The right to explore for minerals is acquired by Denison Energy in Saskatchewan under a mineral claim from the province of Saskatchewan (a "Mineral Claim"). The term of a Mineral Claim is two years, with the right to renew for successive one–year periods. To maintain a Mineral Claim in good standing, generally, the holder of a Mineral Claim must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Mineral Lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.

The surface facilities and mine workings are located on lands owned by the province of Saskatchewan. The right to use and occupy lands is acquired under a surface lease (a "Surface Lease") from the province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socio–economic objectives and contain certain undertakings in this regard.

In September of 2002, a judge of the Federal Court of Canada, Trial Division, quashed the original operating licenses issued in 1999 for the McClean Lake uranium facility. The decision was immediately appealed by the CNSC and by Cogema, the operator of the facility. A stay of the decision was granted in November 2002 pending the results of the appeal, which is scheduled to be heard on May 3 and 4, 2004. The original court decision was not critical of the performance of the McClean facility, but was based on a technical question about the administration of the licensing process. Operations are continuing under the new four-year operating license issued in August of 2001.

Although the current operating license for the McClean Lake uranium facility does not expire until August of 2005, an application for a new operating license was filed with the Canadian Nuclear Safety Commission. In August of 2003, the CNSC issued the formal guidelines for the Environmental Assessment. The required documentation has been submitted to the CNSC, with the Environmental Assessment hearing to follow in the second or third quarter of 2004. Final licensing approval is expected by the end of 2004. This new licensing process is expected to remedy all of the technical deficiencies in the licensing process that were perceived in the decision of the Federal Court in September of 2002 and the licensing process is being pursued in parallel with the appeal of that decision.

The federal government recognizes that the uranium industry has special importance in relation to the national interest and therefore regulates the mining, extraction, use and export of uranium under the *Nuclear Safety and Control Act* ("NSCA") which replaced the *Atomic Energy Control Act* in 1997. The NSCA is administered by the CNSC which issues licenses pursuant to the regulations under the NSCA. All of the McClean Lake and Midwest uranium operations are governed primarily by such licenses and are subject to all applicable federal statutes and regulations and to all laws of general application in Saskatchewan, except to the extent that such laws conflict with the terms and conditions of the licenses or applicable federal laws. Failure to comply with license conditions or applicable statutes and regulations may result in orders being issued causing operations to be curtailed or ceased or may require installation of additional equipment or other remedial action. Failure to comply with such applicable statutes and regulations may also result in prosecution.

As the required licenses for McClean Lake and Midwest properties are held by Cogema as operator, no transfers of such licenses are required in connection with the transfer of those properties from Denison Energy to Denison Mines, other than the transfer of the Saskatchewan surface leases.

Elliot Lake

Denison Energy's uranium mine at Elliot Lake, Ontario, which started operations in 1957, was permanently closed upon completion of deliveries of U_3O_8 to Ontario Hydro in May of 1992. During its 35 years of continuous operation, the facility produced 147 million pounds of U_3O_8 in concentrates from the milling of 70 million tons of ore.

By 1998, all significant capital reclamation activities at Denison Energy's two closed out Elliot Lake mines had been completed and, for the most part, decommissioning had progressed to the long–term monitoring phase.

During 2002, the treatment plants operated as planned and all environmental targets were met. Monitoring expenditures were $0.34 million in 2003 and have been steadily declining since the substantial completion of the capital reclamation activities. Monitoring costs for 2004 are budgeted to be $0.31 million and an additional $0.31 million has been budgeted for capital. Monitoring costs are expected to be about $0.27 million per year by 2006 and continue to decline marginally thereafter. All expenditures are funded from the Reclamation Trust described below under "Reclamation Funding Agreement". Sufficient funds are in the Reclamation Trust to meet all monitoring costs through 2009.

The CNSC and the Elliot Lake Review Group of provincial and federal regulators have reviewed the results of the monitoring program to date and, as a result of these reviews, ongoing sampling and analytical requirements will be significantly reduced.

Denison Energy continues to be in full compliance with its licensing and environmental requirements. Denison Energy's obligations with respect to the Elliot Lake properties will be assumed by Denison Mines pursuant to the Ontario Mining and Environmental Services Conveyance Agreement as part of the Denison Arrangement.

Reclamation Funding Agreement

Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the government of Canada and Ontario, Denison Energy has established a Reclamation Trust from which all spending on its Elliot Lake reclamation activities is funded. When the Reclamation Trust was first established in 1994, Denison Energy was required to deposit 90% of its cash receipts after deducting permitted expenses, as defined, into the Reclamation Trust. In 1997, the Governments of Canada and Ontario agreed to suspend the 90% funding requirement providing Denison Energy maintained four years of cash requirements in the Reclamation Trust. Early in 1999, the Governments of Canada and Ontario agreed to amend further the Reclamation Funding Agreement, effective when Denison Energy received an amended Denison Energy site decommissioning license, which was obtained on April 22, 1999. Pursuant to that amendment, Denison Energy is required to maintain in the Reclamation Trust sufficient funds to meet six years of cash requirements. In 1999, the Governments of Canada and Ontario released the $175 million debenture which previously secured the Reclamation Funding Agreement. The rights and obligations of Denison Energy under the Reclamation Funding Agreement will be transferred to Denison Mines in connection with the Denison Arrangement.

Pursuant to an assignment and novation agreement dated December 22, 2003 among Denison Energy, Denison Mines, the federal government and the Ontario provincial government, Denison Energy agreed to assign to Denison Mines Inc., and Denison Mines Inc. agreed to assume, Denison Energy's rights and obligations under the Elliot Lake Reclamation Trust, with the federal government and Ontario provincial government providing their consent. Pursuant to a confirmation agreement dated December 29, 2003 among Denison Energy, the federal government, the Ontario provincial government and Matco, the federal government and the Ontario provincial government confirmed that they would not make any claim with respect to Denison Energy's environmental, health and safety obligations associated with the Elliot Lake mining facility, or any claim against any of the debt and equity capital raised, or any assets acquired (whether from capital raised or otherwise), by Denison Energy after the completion of the Arrangement, provided that nothing will restrict the power of the governments to pursue Denison Energy for any statutory offense under environmental, health or safety legislation occurring prior to such effective date.

Elliot Lake Regulatory Matters

Decommissioning activities at Elliot Lake are carried out under two Decommissioning Licenses issued by the CNSC, one for the Stanrock tailings area and one for the Denison Energy mine site and tailings areas.

Decommissioning of the facilities pursuant to the terms of the decommissioning licenses has been completed and, after a lengthy period of care, maintenance and monitoring, Denison Energy may then apply to the CNSC for permission to abandon the sites.

In order for the transfer of the Ontario Assets to be completed, the CNSC must grant two new uranium licenses related to the Elliot Late property to Denison Mines in replacement of Denison Energy's existing licenses, upon the completion of the Denison Arrangement. The requisite hearings have been held and a decision by the CNSC is pending.

Canadian Royalties and Certain Taxes

Denison Energy pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies in the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the "**Royalty Schedule**") as amended. The calculations call for the payment of a basic royalty (currently 5% of gross sales of uranium), reduced by a Saskatchewan resource credit (currently 1% of gross sales of uranium).

The Schedule also provides for additional tiered royalties to become payable as a percentage of revenue after Denison Energy has deducted from revenue its capital costs for mill expansion and mine development in accordance with provisions set out in the Royalty Schedule. Denison Energy currently has substantial capital recovery banks and anticipates that at current selling prices, it will not use up its capital recovery banks in the foreseeable future. Following recovery of the capital investment, revenues are subject to an additional tiered royalty as follows:

Average Price per Kilogram of U_3O_8*	**Tiered Royalty as a % of Revenues within the Bracket**
Up to $30	0%
$30 to $45	6%
$45 to $60	10%
More than $60	15%

* 1999 bracket value to be indexed annually

Denison Energy is subject to capital tax on paid-up capital (as defined in the relevant provincial legislation) in respect of its operations in Saskatchewan and Ontario. In Ontario, Denison Energy currently pays a rate of 0.3% on paid up capital allocated to Ontario and in Saskatchewan pays capital tax of 0.6% on paid up capital allocated to Saskatchewan in excess of $15 million. A resource corporation in Saskatchewan also pays a corporate surcharge of 3.6% of the gross sales to the extent that the amount so calculated exceeds the Saskatchewan capital tax.

Denison Energy is subject to federal and provincial income taxes in Canada. Because of various tax deductions available, no Canadian income taxes were paid in 2002, and Denison Energy does not expect to pay any income taxes in 2003.

For income taxes, provincial mining royalties are not deductible. Denison Energy is eligible for a resource allowance equal to 25% of resource profits as defined in the Income Tax Act (Canada).

Denison Energy is subject to federal large corporations tax, which is levied on a corporation's taxable capital employed in Canada. The tax is currently calculated as 0.225% of taxable capital in excess of $10 million. Total large corporations tax expense in 2002 was $338,000.

Denison Mines expects to be governed by a similar tax regime upon completion of the Denison Arrangement, with tax liabilities comparable to those of Denison Energy described above.

Mineral Exploration

McClean Lake

The McClean project includes the Sue C and JEB deposits that have been mined, together with the McClean North deposit which has excellent exploration potential. The "Sue Trend" represents an arcuate graphitic gneiss which flanks various granitic domes, and is associated with virtually all of the mineralization at the mine. Depths to basement are relatively shallow, rarely exceeding 175 metres, which is well within the range of open pit mining methods. The Sue Trend is host to five deposits, including Sue C which has been mined.

The Caribou trend is a recently discovered sandstone hosted target located at the west end of the Sue Trend and possibly associated with a separate geologic trend. The McClean area uranium deposits almost never occur as singular entities, and this documented clustering feature is driving ongoing exploration which is targeting the Caribou trend. The 2004 exploration program represents year one of a three-year program prioritizing and targeting all potential areas of this property with the focus on defining reserves for mill feed once the existing stockpile is depleted.

While the exploration potential of the Sue Trend is limited due to the large amount of work carried out to date, the Caribou trend and the McClean Lake sandstone hosted deposits, with existing reserves of 4.6 million pounds U308 in 37,300 tonnes at 5.5% U308, represent both grass roots and more advanced targets. The total budget for 2004 is $850,000, of which Denison Energy's share is $191,250.

Wheeler River

The Wheeler River project is an extremely large and well located uranium exploration project adjoining and along the geologic strike west from the famed McArthur River mine. The fundamental feature that controls the basement hosted uraniferous mineralization at McArthur is a quartzite ridge. This ridge represents the paleotopography prior to deposition of the sandstone, and is thought to have acted as an impenetrable dam helping to focus migrating uraniferous fluids. An extension of this same feature is present at the Wheeler Project and represents an ongoing priority target.

The Wheeler property has been continually explored since 1978, and now comprises an area of 12,225 hectares. The property contains over 150 line kilometres of basement hosted graphitic conductors, with which all the Athabasca basin uranium ore bodies are intimately associated. Depths to the unconformity range up to the 550 metre range, and it is this single factor which has hampered exploration, in that diamond drill testing to these depths is relatively expensive. Approximately 150 diamond drill holes have been drilled to the unconformity over the years, but were not evenly distributed. Moreover, recent advances in sandstone hosted trace element geochemistry involving clay speciation associated with specific mineralization types, will help to screen uraniferous conductors more effectively. Future programs are focusing on detail testing of conductors associated with the quartzite ridge, and testing and defining sandstone hosted clay alteration halos which may be reflecting basement hosted mineralization in other areas of the property. The 2004 budget for this exploration program is $320,000, with Denison Energy funding $128,000.

Waterfound River

This exploration project covers 12,127 hectares and is located relatively deep in the basin, with depths to the unconformity typically in the 550 metre range. Because of the depths, the project was explored later than most other

properties, with work starting in 1985. In the second year of drill testing, in 1991, an intersection of 10.53 metres of 3.81% U was encountered in the northern portion of the property. Approximately ten years later, on the same conductor but east on an adjoining property named La Rocque, a further uraniferous intersection was encountered which attests to the potential of this conductor. The depths to the unconformity have hampered exploration to date.

Although no other intersections of interest have been encountered recent advances in geochemistry are helping to prioritize areas of this property. A total of 45 drill holes have tested the Waterfound property, and much work remains to be done. The focus in the immediate future will be along the strike of the mineralized conductor, especially where it appears cross faulted or folded. Total 2004 exploration budget is $338,200, including Denison Energy's share of $50,000.

Other Mineral Properties

Denison Energy holds a 100% interest in a gold prospect at Talbot Lake in Ontario and also maintains a 37.115% interest in the 630 hectare Sulphide Lake gold prospect in Saskatchewan. Denison Energy also has a 30% interest in the 884 hectare Russell Lake uranium project adjoining the Wheeler River project. No activity was carried out during 2003 on these properties.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Included in Appendices A and B, respectively, to this exhibit are (i) audited financial statements of the Mining Division of Denison Energy for each of the years in the three year period ended December 31, 2002 and unaudited financial statements for the nine-month periods ended September 30, 2003 and 2002 and (ii) unaudited pro forma financial information as at and for the nine months ended September 30, 2003 and for the year ended December 31, 2002.

The following should be read in conjunction with the financial statements, the accounting policies included therein and the other related notes contained elsewhere in this Information Circular.

The following tables are a summary of selected financial information for the Mining Division of Denison Energy for the periods indicated. The following information should be read in conjunction with (i) the audited financial statements of the Mining Division of Denison Energy for each of the years in the three year period ended December 31, 2002 and unaudited financial statements for the nine-month periods ended September 30, 2003 and 2002 and (ii) unaudited pro forma financial information as at and for the nine months ended September 30, 2003 and for the year ended December 31, 2002. The following data should be read in conjunction with "Management's Discussion and Analysis Regarding Denison Energy" included in Exhibit "O" to the Information Circular.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,[1]		
	2003	2003	2002	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)			
	(in thousands, except per share amounts)						
Income Statement Data							
Revenue	$18,413	$18,413	$20,136	$31,284	$31,284	$30,797	$39,813
Expenses	26,620	20,657	17,184	28,977	29,097	27,841	30,174
Earnings (loss) before income taxes	(2,207)	(2,244)	2,322	2,847	2,727	2,956	9,639
Income tax expense (recovery)	(619)	106	68	413	(139)	(1,504)	418
Net earnings (loss) for the period	$(1,588)	$(2,350)	$2,254	$2,166	$2,866	$4,460	$9,221

Note:

(1) Derived from audited financial statements of the Mining Division of Denison Energy Inc.

Management's Discussion and Analysis

For management's discussion and analysis of financial condition and results of operations relating to the mining and environmental services businesses of Denison Energy in 2001 and 2002 and for the period ended September 30, 2003, refer to the headings "Mining Division" and "Environmental Services Division" in "Management's Discussion and Analysis Regarding Denison Energy" in Exhibit "O" to the Information Circular.

CAPITALIZATION

As of the date hereof, the sole shareholder of Denison Mines is Denison Energy. Denison Energy owns one (1) Denison Mines Common Share having a stated capital of $1.00. For a description of the share capital of Denison Mines, see "Description of Share Capital" below.

For pro forma information relating to Denison Mines after giving effect to the Denison Arrangement see the Unaudited Pro Forma Balance Sheet of Denison Mines Inc., included with Appendix B to this exhibit.

DESCRIPTION OF SHARE CAPITAL

Denison Mines Common Shares

The holders of Denison Mines Common Shares are entitled to receive notice of, and to one vote per share at, every meeting shareholders of Denison Mines, to receive such dividends as the board of directors declares and to share equally in the assets of Denison Mines remaining upon the liquidation, dissolution or winding-up of Denison Mines after the creditors of Denison Mines have been satisfied, subject to the prior rights of the preferred shares of Denison Mines.

Preferred Shares

The preferred shares of Denison Mines are issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Denison Mines prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding–up of Denison Mines, whether voluntary or involuntary, the preferred shares of Denison Mines are entitled to preferences over the Denison Mines Common Shares and any other shares ranking junior to the preferred shares of Denison Mines and may also be given such other preferences over the Denison Mines Common Shares and any other shares ranking junior to the preferred shares of Denison Mines as may be determined at the time of creation of such series.

Prior Sales

On September 25, 2003, Denison Mines issued one Denison Mines Common Share to Denison Energy at a price of $1.00 to facilitate Denison Mines' organization.

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the directors and officers of Denison Mines, their proposed positions and offices with Denison Mines and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Position with Denison Mines	Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised as at the Denison Effective Time (1)	Present Occupation and Positions Held During the Last Five Years
James S. Blair Calgary, Alberta	Director	24,285 0.1%	President and Chief Executive Officer of ExAlta Energy Inc. since 2002; Director of Denison Energy since 2002. Prior thereto, Senior Vice President and Chief Operating

Name and Municipality of Residence	Position with Denison Mines	Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised as at the Denison Effective Time (1)	Present Occupation and Positions Held During the Last Five Years
			Officer of Husky Energy Inc. (an integrated energy company).
Ronald S. Clark Regina, Saskatchewan	Director	1,475 0.0%	President and Chief Executive Officer, SaskEnergy Incorporated (natural gas utility); Director of Denison Energy since 1997.
E. Peter Farmer Toronto, Ontario	Director, President and Chief Executive Officer	425,992 2.3%	President, Chief Executive Officer and Director of Denison Energy.
Paul F. Little Calgary, Alberta	Director	173,948 0.9%	President, Westover Investments Inc., a private investment company; Director of Denison Energy since 1997. Prior to 2000, principal, Gornitzki, Thompson & Little (merchant bank).
E. Bruce McConkey Collingwood, Ontario	Director, Chairman of the Board	1,075 0.0%	Corporate Director, Chairman of Denison Energy.
Alfred Powis Toronto, Ontario	Director	29,571 0.2%	Corporate Director, Director of Denison Energy since 1996; Director of Immet Mining Corporation and Twin Mining Corporation.
T.E. Craig Bamford Pickering, Ontario	Vice President, Finance and Chief Financial Officer	0% 0.0%	Vice President, Finance and Chief Financial Officer of Denison Energy.
Donald C. Campbell Newmarket, Ontario	Vice President, Marketing and Special Projects	898 0.0%	Vice President, Marketing and Special Projects of Denison Energy.
Donna J. Gallant Mississauga, Ontario	Counsel and Secretary	0 0.0%	Counsel and Secretary of Denison Energy.

Notes:

(1) Based on the number of Denison Energy Common Shares held by each individual listed above as at January 28, 2004, as if these were the holdings of such individuals at the Denison Effective Date.

(2) Committees of the board of directors of Denison Mines have not yet been established. The Denison Mines' board of directors will establish various committees following completion of the Denison Arrangement.

(3) All of the individuals listed above have been the directors or officers of Denison Energy from May 2002 or earlier.

The officers and directors of Denison Mines, as a group, will beneficially own or exercise control over, directly or indirectly, 660,994 equity shares or about 3.5% of the outstanding equity shares of Denison Mines upon completion of the Denison Arrangement.

The term of office of each of the directors of Denison Mines will expire at the next annual meeting of the holders of Denison Mines Common Shares.

Management

The following is a brief description of the proposed directors and senior officers of Denison Mines.

James S. Blair, Director

Mr. Blair has served as director of Denison since May of 2002. Mr. Blair is President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies. Mr. Blair was responsible for managing Husky's upstream business. He developed and implemented comprehensive strategies which led to strong growth of Husky in western Canada, offshore eastern Canada and Asia. Mr. Blair is a director of Viking Energy Royalty Trust, a director and Chairman of Onstream Compressor Rentals Inc., a private oilfield service company, and a director of the Calgary Centre for Innovative Technology. Mr. Blair holds an Honours B.A. (Economics) degree from the University of Alberta. His studies concentrated on resource economics and international trade.

Ronald S. Clark, Director

Mr. Clark has served on the board of directors of Denison Energy since May 1997. Mr. Clark is the President and Chief Executive Officer of SaskEnergy, which he joined in 1994. Mr. Clark has extensive senior executive experience in the public sector at all levels of government. Prior to his appointment at SaskEnergy, Mr. Clark served as Deputy Minister to the Premier and Cabinet Secretary with the Government of Saskatchewan. Mr. Clark has also served as the Chief Administrative Officer for the Regional Municipality of Ottawa-Carleton, and as City Manager for Saint John, New Brunswick. Mr. Clark is a graduate of Harvard University, the University of Washington, the University of Saskatchewan and the University of Western Ontario.

E. Peter Farmer, Director, President and Chief Executive Officer

Mr. Farmer is the President and Chief Executive Officer of Denison Energy. Mr. Farmer joined Denison Energy in June 1985 as General Counsel and Secretary and later served as Vice President, General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining Denison Energy, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor Ontario in 1974.

Paul F. Little, Director

Mr. Little has served as a director of Denison since May of 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves on a number of other public company boards including The Nautilus Group, Inc., Medisystem Technologies, Inc., Pason Systems, Inc., and World Point Terminals, Inc. He is Chairman of Echelon General Insurance Company, a private company, and is a member of the Board of Visitors of the Graziadio School of Business at Pepperdine University. Mr. Little is a Chartered Accountant and holds an M.B.A. from the University of British Columbia.

E. Bruce McConkey, Director, Chairman of the Board

Mr. McConkey is the Chairman of the Board of Denison Energy. Mr. McConkey began his career with Denison Energy in 1955, and held several positions with the Company until his retirement as Vice Chairman in 1991. Mr. McConkey served as a member of the board of directors of Denison Energy from 1973 to 1991. Following his retirement, Mr. McConkey was elected to the board of directors in 1993 and was appointed Chairman of the Board in 2000. Mr. McConkey is a Chartered Accountant and a life member of the Institute of Chartered Accountants of Ontario.

Alfred Powis, Director

Mr. Powis has been a member of the board of directors of Denison Energy since 1996. After graduating from McGill University in 1951, Mr. Powis joined Noranda Inc. in 1956 where he devoted 39 years until retiring from his position as Chairman in 1995. Mr. Powis continued as a member of the board of directors of Noranda Inc. until 1998. In addition to serving as a director of Denison Energy, Mr. Powis is a member of the boards of directors of Inmet Mining Corporation and Twin Mining Corporation.

T.E. Craig Bamford, Vice President, Finance and Chief Financial Officer

Mr. Bamford has served as Vice President, Finance and Chief Financial Officer of Denison Energy since October 2000. Mr. Bamford joined Denison Energy in 1982 and has held numerous positions with the Corporation, including Controller. Mr. Bamford is a Chartered Accountant and holds a B.B.A. from Wilfred Laurier University.

Donald C. Campbell

Mr. Campbell has been Vice President, Marketing and Special Projects for Denison Energy since 1993. From 1986 to 1993, he was Vice President, Special Projects for Denison Energy. Mr. Campbell has 45 years of mining and oil and gas experience in Canada and internationally. Mr. Campbell graduated from the University of New Brunswick in 1959 with a B.Sc. in Civil Engineering and is a registered Professional Engineer in Ontario.

Donna J. Gallant, Counsel and Secretary

Ms. Gallant has served as Counsel and Secretary of Denison Energy, since April 1997. Prior to joining Denison Energy, Ms. Gallant was a partner in the firm of Fasken Campbell Godfrey where she practiced labour and employment law on behalf of management. Ms. Gallant holds a B.S.W. from the University of Western Ontario and received her LL.B. from Dalhousie University in 1982.

PERSONNEL

As at the date of this Information Circular, Denison Mines has no employees. After giving effect to the Denison Arrangement, Denison Mines expects to have approximately 7 employees at its office in Toronto, and 19 employees at its DES division.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

Other than as disclosed in the Information Circular, none of the directors, officers or principal shareholders of Denison Mines, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects Denison Mines.

PRINCIPAL SHAREHOLDERS

All of the outstanding shares of Denison Mines are currently held by Denison Energy. After giving effect to the Denison Arrangement, to the best of the knowledge of the directors and officers of Denison Mines, no person will own, directly or indirectly, or exercise control or discretion over Denison Mines Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Denison Mines Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, Denison Mines has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Denison Mines to its executive officers or directors and none will be paid until after the Denison Plan of Arrangement is completed. Following the completion of the Denison Plan of Arrangement, the executive officers of Denison Mines will be paid salaries at least at the same level that they were paid as officers of Denison Energy.

Each of Messrs. Farmer, Bamford and Campbell and Ms. Gallant have entered into agreements with Denison Mines which will take effect following the Denison Effective Date. The agreements each provide that each individual will be employed by Denison Mines on the same terms and conditions, including salary and all benefits, as are currently in place with Denison Energy, and their tenure with Denison Energy will be considered as tenure with Denison Mines.

Directors will be paid $6,000 as an annual retainer fee and will be paid $400 for attendance at board or committee meetings; in addition, they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend

such meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Denison Mines Shares pursuant to the Denison Mines Stock Option Plan. See "Stock Option Plan".

Options to Purchase Securities

No options to purchase Denison Mines Common Shares have been issued.

Employment Agreements

The employment agreements of Messrs. Farmer and Bamford with Denison Energy, entered into on June 9, 2003, will be assumed by Denison Mines following the Denison Effective Date. Each agreement entitles the Executive to an annual base salary, the potential to earn a bonus based upon the satisfactory achievement of incentive parameters agreed to by the Board of Directors, and participation in such benefit plans or arrangements that may be provided by the Corporation to senior officers and executives from time to time. The Executive's compensation is subject to annual review by the Corporation, following which the Corporation shall have the sole discretion to increase the Executive's compensation or maintain it at the then current level. The Executives are entitled to receive stock options from time to time as determined by the Board of Directors, pursuant to the Corporation's Stock Option Plan.

Each agreement is for an indefinite term, and provides for certain payments to be made to the Executive in the event the Executive's employment is terminated by the Corporation without just cause, the Corporation reassigns the Executive and such reassignment results in a material adverse change in the Executive's duties, responsibilities, status or remuneration, or in the event the Executive terminates the agreement for good reason which is defined to include a material alteration in the Executive's duties, responsibilities, status or reporting relationship, reduction in base salary, and certain circumstances which give rise to a change in control of the Corporation. Both Mr. Farmer and Mr. Bamford have agreed that the Denison Arrangement does not constitute a material alteration for the purposes of their respective agreement. In the case of Mr. Farmer, those payments would be comprised of: (a) thirty months' salary; (b) an amount equal to the bonus payment earned by Mr. Farmer for the Corporation's fiscal year ending immediately prior to the effective date of termination; and (c) 19 percent of the amount set forth in (a) as compensation for discontinued benefits. In the case of Mr. Bamford, those payments would be comprised of (a) twenty-four (24) months salary, (b) an amount equal to the bonus earned by Mr. Bamford for the Corporation's fiscal year ending immediately prior to the effective date of termination; and (c) 19 percent of the amount set forth in (a) as compensation for discontinued benefits.

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

At no time since the formation of Denison Mines was there any indebtedness of any director or officer, or any associate of any such director or officer, to Denison Mines or to any other entity which is, or at any time since the formation of Denison Mines has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Denison Mines.

STOCK OPTION PLAN

Denison Mines has established a stock option plan (the "Denison Mines Stock Option Plan") which is subject to approval by Denison Energy Shareholders at the Denison Meeting. The text of the Stock Option Plans Resolution is attached to the Information Circular as Exhibit "P". The purpose of the Denison Mines Stock Option Plan is to afford persons who provide services to Denison Mines, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in Denison Mines by permitting them to purchase Denison Mines Common Shares and to aid in attracting, as well as retaining and encouraging the continued involvement of, such persons with Denison Mines. The Denison Mines Stock Option Plan will authorize Denison Mines' board of directors to issue a total of 3,000,000 stock options ("Options") to purchase Denison Mines Common Shares.

Under the Denison Mines Stock Option Plan, Options may be issued to directors, officers, employees of, and consultants to, Denison Mines and its subsidiaries in such numbers and such vesting provisions as the board may determine. The exercise price of Denison Mines Options shall not be less than the "market price" of the Denison Mines Common Shares. For purposes of the Denison Mines Stock Option Plan, "market price" means the closing price of the Denison Mines Common Shares on the stock exchange on which the shares are listed and posted for trading on the day preceding the day of the grant or, if the Denison Mines Common Shares are not then listed and

posted for trading on any stock exchange, the exercise price shall be determined by the board acting reasonably. The maximum term for Denison Mines Options is ten years.

The Denison Mines Stock Option Plan provides that any Denison Mines Options shall terminate on the expiry of a 60 day period following the date the optionee ceases to be an employee, director or officer of, or consultant to, Denison Mines. If such termination is as a result of the death of the optionee, the optionee's personal representative shall have 60 days to exercise such Denison Mines Options.

At no time will any one person be entitled to Denison Mines Options exceeding 5% of the issued and outstanding Denison Mines Shares. Furthermore, Denison Mines Options granted to insiders of Denison Mines within a one year period will not exceed 10% of the issued and outstanding Denison Mines Shares and Options granted to any one insider and such insider and its associates within a one year period will not exceed 5% of the issued and outstanding Denison Mines Common Shares.

See Exhibit "P" to the Information Circular for a copy of the Denison Mines Stock Option Plan.

RISK FACTORS

The following information pertains to the outlook and conditions currently known to Denison Mines which could have a material impact on the financial condition of Denison Mines. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison Mines in the future.

Volatility and Sensitivity to Prices and Costs

Because the majority of Denison Mines' revenues are derived from the sale of uranium, Denison Mines' net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U_3O_8. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison Mines' control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries, such as Canada, the United States and Russia and other republics of the former Soviet Union; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and other former Soviet republics, Africa and Australia.

Although Denison Mines employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is highly competitive. Denison Mines markets uranium to utilities in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People's Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF_6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a

number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison Mines and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

Deregulation of the Electrical Utility Industry

Denison Mines' future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the Unites States and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors and achieving record capacity factors. There can be no assurance that this trend will continue.

Replacement of Reserves

McClean Lake reserves are currently Denison Mines' principal source for uranium concentrates. Unless the Midwest deposit is placed into production or other reserves are discovered or extensions to existing orebodies are found, Denison Mines' sources of uranium concentrates will decrease over time as reserves at the McClean Lake deposits are depleted. The McClean Lake deposits are expected to be depleted by 2010 and the Midwest deposit, if developed, by 2018. There can be no assurance that Denison Mines' future exploration, development and acquisition efforts will be successful in replenishing its reserves. In addition, while Denison Mines believes that the Midwest deposit will be put into production, there can be no assurance that it will be.

Due to the unique nature of the deposits at McClean Lake and Midwest, technical challenges exist involving groundwater, rock properties, radiation protection and ore-handling and transport. Failure to resolve technical challenges at McClean Lake or Midwest may have a material adverse effect on Denison Mines.

Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances that the cost of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Denison Mines has filed decommissioning plans for these properties with regulators. These regulators have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison Mines properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.

Dependence on Limited Number of Customers

Denison Mines' principal business relates to the production and sale of uranium concentrates. Denison Mines will rely heavily on a small number of customers to purchase a significant portion of its production of uranium concentrates. For instance, in 2003, approximately 28% of Denison Energy's U_3O_8 deliveries were to one customer. The loss of any of Denison Mines' largest customers or curtailment of purchases by such customers could have a material adverse effect on Denison Mines' financial condition and results of operations.

Technical Obsolescence

Requirements for Denison Mines' products and services may be affected by technological changes in nuclear reactors, enrichment and used fuel processing.

Imprecision of Reserve and Resource Estimates

Uranium reserve and resource figures are estimates and no assurances can be given that the indicated levels of uranium will be produced or that Denison Mines will receive the uranium price assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison Mines believes that the reserve and resource estimates included are

well established and reflects management's best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, uranium market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Production Estimates

Denison Mines prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison Mines' future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

Denison Mines' actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.

Mining and Insurance

Denison Mines' business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures, cave-ins and underground flooding) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison Mines' mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison Mines' mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison Mines on a regular and ongoing basis.

Although Denison Mines maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison Mines may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison Mines.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison Mines will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves.

Denison Mines' ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are highly cyclical. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison Mines' estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison Mines also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the orebody; ground and mining conditions; expected recovery rates of the uranium from the ore; and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison Mines' best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.

Governmental Regulation and Policy Risks

Uranium mining, refining, conversion and transport in Canada and the United States, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison Mines' mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison Mines' decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison Mines incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison Mines expends significant financial and managerial resources to comply with such laws and regulations. Denison Mines anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison Mines is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison Mines' mining operations, uranium refining and conversion operations, and uranium transport, could materially and adversely affect Denison Mines' results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate other who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison Mines' control. The governments of Canada and the provinces of Saskatchewan and Ontario have issued their approvals with respect to the development of Denison Mines' properties. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison Mines.

Environmental Risks

Denison Mines has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison Mines' facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Denison Mines' right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse affect on Denison Mines' financial condition or results of operations.

Credit Risk

Denison Mines' sales of uranium product and processing services expose Denison Mines to the risk of non-payment. Denison Mines manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Although Denison Mines seeks to manage its credit risk exposure, there can be no assurance that Denison Mines will be successful.

Currency Fluctuations

Denison Mines' earnings and operating cash flow is also affected by changes in the US/Canadian dollar exchange rate since most of its revenues are denominated in US dollars and most of its costs are denominated in Canadian dollars.

Dependence on Key Personnel

Denison Mines' success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison Mines does not foresee any reason why such officers and key employees will not remain with Denison Mines, if for any reason they do not, Denison Mines could be adversely affected. Denison Mines has not purchased key man life insurance for any of these individuals.

Conflicts of Interest

Some of the directors of Denison Mines are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison Mines may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison Mines. The directors of Denison Mines are required by law to act honestly and in good faith with a view to the best interests of Denison Mines, to disclose any interest which they may have in any project or opportunity of Denison Mines, and to abstain from voting on such matter. Conflicts of interest which arise will be subject to and governed by the procedures prescribed by the OBCA.

Reliance on Cogema as Operator

As Cogema is the operator of the McClean Lake and Midwest properties, Denison Mines is and will be, to a certain extent, dependent on Cogema for the nature and timing of activities related to these properties, and may be unable to direct or control such activities.

Commitments Related to Loan Agreement with Cogema

Under a loan agreement with Cogema, Denison Energy borrowed most of the funds necessary for Denison Energy's share of costs of the McClean Lake and Midwest properties. This loan is secured only by Denison Energy's interest in the McClean Lake facility and the Midwest project, which together, represent a majority of Denison Energy's operating assets. Following completion of the Denison Arrangement, such interest and liabilities will have been transferred to Denison Mines. This loan is to be repaid as to principal and interest from the proceeds from the sale of uranium through the joint marketing company of Cogema and Denison Mines. Consequently, these funds will not be available to Denison Mines for the future development of its business.

Indemnities

In connection with the conveyance of the Mining Assets and the Ontario Assets to Denison Mines as part of the Denison Arrangement, Denison Mines will agree to assume all debts, liabilities and obligations relating to Denison Energy's mining business before the Denison Effective Date. In addition, Denison Mines has agreed in the Denison Arrangement Agreement to certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy's mining business prior to the Denison Effective Date, to breaches by Denison Mines of certain of its agreements, covenants, representations and warranties in the Denison Arrangement Agreement or the asset conveyance agreements appended thereto, and to breaches by Denison Energy of its representations and warranties in the Subscription Agreement. See "The Reorganization – Indemnities" in the Information Circular.

Failure to Realize Benefits of Denison Arrangement

Denison Mines and Denison Energy have entered into the Denison Arrangement Agreement to enhance value for Denison Energy Shareholders, who will become holders of Denison Mines Common Shares upon completion of the Denison Arrangement, by allowing management to focus solely on the uranium mining and environmental services business, thereby facilitating the ability of Denison Mines to develop within its business sector and to raise future financing for its mining activities. The specific merits of the Denison Arrangement that the Board considered in reaching their decision to recommend the Denison Arrangement to the Denison Energy Shareholders are set out in the Information Circular under the heading "The Reorganization – Background to the Reorganization". There is no guarantee that Denison Mines will realize these anticipated benefits of the Denison Arrangement.

INDUSTRY CONDITIONS

Uranium Demand

The only significant commercial use for uranium in the world is to fuel nuclear power plants for the generation of electricity. Demand for electricity world–wide continues to grow and nuclear is expected to play an important part. Public opinion in many countries is now shifting strongly in support of nuclear power. As much electricity is generated now by nuclear as was generated from all sources in 1960.

The increased emphasis on reducing greenhouse gases pursuant to the Kyoto Accord and concern for the damage caused by acid rain are drawing increased interest in nuclear power generation which produces neither greenhouse gases nor acid rain. A number of countries have formally recognized that the nuclear option is necessary if they are going to meet their Kyoto targets. Globally, nuclear power avoids 2.4 billion tonnes per year of CO_2 which would be produced if the same amount of electricity were produced from coal.

There are currently 440 nuclear reactors with a generating capacity of 360 GWe in operation in 31 different countries, generating about 16% of the world's electricity requirements. In addition, there are 29 more reactors under construction, and, as well, several of the reactors that are not currently operational, including 4 in Canada, are expected to restart in the near future. A further 33 reactors are planned, for which approvals and funding are already in place.

Uranium consumption world–wide in 2002 was about 171 million pounds of U_3O_8. The demand for uranium is expected to grow by between 1% and 2% per year over the next decade. This growth in consumption comes not

only from the construction of new reactors, but also from improving capacity factors, upgrading of the generating capacity of existing plants, and the extension of the licensed operating lives of the reactors.

Uranium Supply

Uranium is produced in 18 countries world–wide; however, more than 51% of the total annual production in 2002 came from mines in Canada and Australia.

After several years of consolidation among uranium producers, the four largest producers accounted for over 60% of world production with Cameco Corporation and Cogema alone accounting for nearly 40% of world production. Total annual world–wide production in 2002 was approximately 94 million pounds, which is equal to only 55% of world–wide requirements to fuel nuclear reactors. The McClean Lake operation is one of the world's five largest producing uranium facilities.

During the past several years, secondary sources of supply have been required to fill the gap between demand and primary production. The reduced availability of some of these sources will tighten the supply–demand balance and therefore should lead to increasing uranium prices.

During the 1990s, the republics of the former Soviet Union sold a large quantity of uranium from their inventories. Russia is now a net consumer, producing only part of its requirements. Consequently, this source of supply is no longer available.

Reprocessing of uranium and plutonium is being utilized by some of the utilities in Europe and Japan; however, this reprocessed material is not expected to meet more than about 6% of world demand over the next 10 years. Reprocessing capacity expansion would require substantially higher uranium prices to be justified.

Uranium from nuclear disarmament is expected to supply 10 to 12% of the demand over the next 10 to 15 years. This material represents the equivalent of one large mine, such as Cigar Lake or McArthur River, and is essential for meeting world–wide demand. There had been considerable uncertainty concerning the timing and method that this material from the conversion of Highly Enriched Uranium ("HEU") would enter the market. Two agreements entered into in early 1999 significantly reduced that uncertainty. Cameco, Cogema and Nukem entered into a commercial agreement giving them an option to purchase a large portion of the material derived from the HEU and deliver it to the long–term markets. At the same time, and as an inducement to the parties to enter into the commercial agreement, the United States government purchased about 29 million pounds of uranium from the conversion of HEU in 1997 and 1998 and agreed to hold that material, together with another 30 million pounds then held by the Department of Energy, in inventory for a period of 10 years.

United States Enrichment Corporation (USEC), following its privatization, sold a large quantity of uranium in a short time. Most of that material has been placed and therefore is no longer a significant market factor.

Commercial inventories, while still significant, are rapidly being drawn down. While these inventories may continue to be a secondary source to meet the demand for a few more years, it will be at a reducing rate. With the rapid rise in uranium spot prices and the tightening supply/demand balance over the last few years, a move to increase the size of strategic inventories may well be expected.

As a result of these factors, new mines are required to meet the medium and long–term market requirements. However, apart from the scheduled Cigar Lake start-up, no large new mine is being proposed for development. In fact, several mines have recently closed, or are scheduled to close, as their ore reserves are depleted. Significant, uncovered demand exists in the market from 2004 onward, resulting in the tightening supply-demand balance putting upward pressure on uranium prices. Uranium prices will need to rise substantially above current spot prices to justify the extensive investment of time and money necessary to meet the anticipated future demand.

Uranium Spot Market

Spot market sales represented only approximately 11% of uranium demand in 2002, with a similar quantity expected in 2003, in line with the level in recent years. The spot price has steadily increased from US $7.10 at December 31, 2000 to US $9.60 at the end of 2001 and to US $10.20 at December 31, 2002. This trend has accelerated, recently

starting from the end of July of 2003 when the price was US $10.90 to US $13.75 at the end of November of 2003, an increase of 26% in four months. A number of potential purchasers of spot material have recently been unable to find willing suppliers. Spot prices are expected to continue their upward trend, as excess inventories are drawn down and the supply–demand balance tightens.

Uranium Exports – Government Regulations

The export of uranium is regulated by the Canadian federal government which determines nuclear energy policy. Uranium export contracts are required to be submitted to the federal government for information. Nuclear safeguard agreements are required between the government of Canada and the government of a country desiring to receive exports of Canadian uranium. Uranium exports are required to have export licenses and permits granted by the CNSC and the federal Department of Foreign Affairs and International Trade, respectively, and such permits and licenses are obtained as required. Domestic uranium supply contracts are not subject to federal review.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into or which will be entered into by Denison Mines pursuant to the Denison Arrangement since its incorporation which can be reasonably regarded as presently material are the following:

1. The Denison Arrangement Agreement;

2. The Mining Conveyance Agreement; and

3. The Ontario Mining and Environmental Services Conveyance Agreement.

The Denison Arrangement Agreement is attached to this Information Circular as Exhibit "F". Copies of these agreements may be inspected at the head office of Denison Mines at Atrium on Bay, 40 Dundas Street West, Suite 320, Toronto, Ontario M5G 3C2 and at the offices of Blake, Cassels & Graydon LLP at suite 3500, East Tower, Bankers Hall, 855 – 2nd Street SW, Calgary, Alberta, T2P 4J8 during normal business hours from the date of this Information Circular until 30 days following completion of the Denison Arrangement.

LEGAL MATTERS

Denison Mines has not commenced active operations as at the day of this Information Circular. To the knowledge of the management of Denison Mines, it is not a party to any legal proceedings. However, in connection with the completion of the Denison Arrangement, Denison Mines has provided certain indemnities in favour of Denison Energy in connection with the transfer of the Mining Assets and Mining Liabilities and the transfer of the Ontario Assets and Ontario Liabilities. Two matters for which Denison Mines has provided indemnities to Denison Energy are a tax assessment by the City of Elliot Lake and litigation associated with the licensing of the McClean Lake facility.

Elliot Lake Tax Assessment

The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has: (i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at Denison Mines Inc.'s decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and (ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land. The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

McClean Lake

In September of 2002, a judge of the Federal Court of Canada, Trial Division, quashed the original operating licenses issued in 1999 for the McClean Lake uranium facility. The decision was immediately appealed by the CNSC and by Cogema, the operator of the facility. A stay of the decision was granted in November of 2002 pending the results of the appeal, which is scheduled to be heard on May 3 and 4, 2004. The original court decision was not critical of the performance of the McClean facility, but was based on a technical question about the administration of the licensing process. Operations are continuing under the new four–year operating license issued in August of 2001.

EXPERTS

Certain legal matters in connection with the Denison Arrangement will be passed upon on behalf of Denison Mines by Blake, Cassels & Graydon LLP. Except as disclosed herein, as of the date hereof, partners and associates of Blake, Cassels & Graydon hold none of the outstanding Denison Energy Common Shares. PricewaterhouseCoopers LLP audited certain of the financial statements of Denison Mines included in this exhibit. Except as disclosed herein, as of the date hereof, employees of PricewaterhouseCoopers LLP hold none of the outstanding Denison Energy Common Shares. The authors of the Report and the Supplemental Report, as at the date hereof, hold less than 1% of the outstanding Denison Energy Common Shares.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Denison Mines are PricewaterhouseCoopers LLP, Chartered Accountants, Royal Trust Tower, Suite 3000 Toronto-Dominion Centre 77 King Street West Toronto, Ontario M5K 1G8.

Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario, will be the registrar and transfer agent for the common shares of Denison Mines.

APPENDIX A

SEGMENT FINANCIAL STATEMENTS – DENISON ENERGY INC.'S MINING BUSINESS AND ENVIRONMENTAL SERVICES

Auditors' Report

To The Directors of Denison Energy Inc.

We have audited the consolidated balance sheets of the Mining Division of Denison Energy Inc. as at December 31, 2002, December 31, 2001 and December 31, 2000, and the consolidated statements of earnings, changes in divisional equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Mining Division of Denison Energy Inc. as at December 31, 2002, December 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

CHARTERED ACCOUNTANTS

Toronto, Canada
February 28, 2003
(except for note 11 which is as of January 29, 2004)

The Mining Division of Denison Energy Inc.
Consolidated Balance Sheets

	As at September 30		As at December 31		
	2003	2002			
(in thousands)	**(unaudited)**	(unaudited)	**2002**	2001	2000
ASSETS					
Current Assets					
Cash and cash equivalents	**$ 1,006**	$ 1,489	**$ 988**	$ 2,177	$ 5,563
Marketable Securities (quoted market value 2000 - $3,223)	**—**	—	**—**	—	2,841
Accounts receivable	**3,229**	4,280	**11,871**	12,962	13,885
Inventories and prepaid expenses *(note 3)*	**17,166**	18,434	**14,909**	14,203	9,978
	21,401	24,203	**27,768**	29,342	32,267
Inventory of ore in stockpiles *(note 3)*	**7,456**	10,550	**9,689**	13,413	11,743
Property, plant and equipment *(note 4)*	**106,349**	111,986	**111,077**	116,419	121,818
Deferred reorganization costs	**652**	—	**—**	—	—
	$ 135,858	$ 146,739	**$ 148,534**	$ 159,174	$ 165,828
LIABILITIES					
Current Liabilities					
Accounts payable and accrued liabilities	**$ 3,107**	$ 2,848	**$ 3,547**	$ 6,854	$ 8,715
Current portion of long-term debt *(note 5)*	**2,763**	3,605	**10,712**	11,961	11,086
	5,870	6,453	**14,259**	18,815	19,801
Long-term debt *(note 5)*	**43,097**	48,789	**43,558**	51,700	51,622
Provision for post-employment benefits *(note 6)*	**9,820**	10,197	**10,063**	10,476	11,033
Provision for decommissioning and site restoration *(note 7)*	**6,573**	6,717	**6,476**	6,620	6,313
Future income taxes *(note 8)*	**150**	740	**300**	983	2,773
	65,510	$ 72,896	**74,656**	88,594	91,542
DIVISIONAL EQUITY *(note 9)*	**70,348**	73,843	**73,878**	70,580	74,286
	$ 135,858	$ 146,739	**$ 148,534**	$ 159,174	$ 165,828

Contingent liabilities and commitments *(note 11)*

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD

(signed) *E. Peter. Farmer*

Director

(signed) *James S. Blair*

Director

The Mining Division of Denison Energy Inc.
Consolidated Statements of Earnings (Loss)

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands))	**2003**	2002	**2002**	2001	2000
	(unaudited)	(unaudited)			
Revenue	**$ 18,413**	**$ 20,136**	**$ 31,824**	$ 30,797	$ 39,813
Royalties and provincial capital taxes	**1,214**	**1,456**	**2,305**	1,851	2,098
Operating and exploration costs	**15,638**	**12,371**	**21,493**	20,009	21,254
Interest expense *(note 5)*	**2,180**	**2,362**	**3,143**	4,433	5,981
Administration expenses	**1,633**	**1,719**	**2,274**	1,930	2,262
Stock option expense	**241**		**4**		
Investment and other income	**(249)**	(94)	**(122)**	(382)	(1,421)
	20,657	**17,814**	**29,097**	27,841	30,174
Earnings (loss) before income taxes	**(2,244)**	**2,322**	**2,727**	2,956	9,639
Income tax expense (recovery) *(note 8)* -current	**106**	**68**	**(139)**	(1,504)	418
Net earnings (loss) for the period	**$ (2,350)**	**$ 2,254**	**$ 2,866**	$ 4,460	$ 9,221

Consolidated Statements of Changes in Divisional Equity

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands)	**2003**	2002	**2002**	2001	2000
	(unaudited)	(unaudited)			
Divisional Equity - beginning of the period	**$ 73,878**	$ 70,580	**$ 70,580**	$ 74,286	$ 67,346
Net earnings (loss) for the period	**(2,350)**	2,254	**2,866**	4,460	9,221
Change in divisional Equity	**(1,180)**	1,009	**432**	(8,166)	(2,281)
Divisional Equity – end of the period	**$ 70,348**	$ 73,843	**$ 73,878**	$ 70,580	$ 74,286

The accompanying notes are an integral part of these financial statements.

The Mining Division of Denison Energy Inc.
Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands)	**2003**	2002	**2002**	2001	2000
	unaudited)	(unaudited)			
Operating Activities					
Net earnings (loss) for the period	**$ (2,350)**	$ 2,254	**$ 2,866**	$ 4,460	$ 9,221
Items not affecting cash:					
Depletion, amortization and reclamation	**5,005**	4,867		6,512	6,062
Drawdown of ore from stockpiles	**3,811**	4,057	**4,912**	5,863	6,272
Loss (gain) on sale or write-down of assets	**8**	—	**563**	514	(70)
Increase (decrease) in future income taxes	**(150)**	(243)	**(683)**	(1,790)	183
Increase in deferred reorganization expense	**(652)**	—	—	—	—
Stock option expense	**241**	—	**4**	—	—
Decrease (increase) decrease in operating working capital *(note 9)*	**4,678**	(750)	**(4,419)**	(12,290)	(28,003)
Funding of post employment benefits	**(200)**	(279)	**(455)**	(482)	(442)
Funding of Elliot Lake Reclamation Trust Fund	**(40)**	(19)	**(279)**	(256)	(631)
Net cash generated by operating activities	**10,351**	9,887	**8,315**	2,531	(7,408)
Financing Activities					
Additions to long-term debt	**16,287**	16,353	**19,691**	26,474	28,161
Repayments of long-term debt	**(24,698)**	(27,620)	**(29,082)**	(25,521)	(37,379)
Oil and Gas Division funding	**(1,421)**	(1,006)	**428**	(8,346)	(714)
	(9,832)	(10,261)	**(8,963)**	(7,393)	(9,932)
Investing Activities					
Additions to property, plant and equipment	**(644)**	(426)	**(684)**	(1,264)	(2,588)
Sale of marketable securities	—	—	—	2,678	2,095
Proceeds on sale of other assets	**143**	112	**143**	62	242
	(501)	(314)	**(541)**	1,476	(251)
Increase (Decrease) in Cash and Cash Equivalents	**18**	(688)	**(1189)**	(3,386)	(17,591)
Cash and Cash Equivalents - Beginning of Period	**988**	2,177	**2177**	5,563	23,154
Cash and Cash Equivalents - End of Period	**$ 1,006**	$ 1,489	**$ 988**	$ 2,177	$ 5,563
Supplemental Cash Flow Information					
Payments for interest	**$ 2,104**	$ 2,370	**$ 3143**	$ 4,433	**$ 5,832**
Payments for income and large corporation taxes	**$ 262**	$ 254	**$ 531**	$ 286	**$ 219**

The accompanying notes are an integral part of these financial statements.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared by management to segregate the assets, liabilities, revenues of the mining division (the "Mining Division") of Denison Energy Inc. ("Denison Energy"). The Mining Division includes the mining and environmental services assets and the related liabilities of Denison Energy together with the non-Canadian oil and gas operations.

Certain comparative figures have been reclassified to conform with the presentation adopted. Stock option expenses, relating to stock options issued by Denison Energy have been allocated to this division. Administration expenses include the corporate office in Toronto. Income tax expense has been calculated at the effective tax rate for the Mining Division as if it has been a separate taxable entity, but no cash tax payments have been recorded as actual cash taxes up to September 30, 2003 have been fully sheltered by tax deductions available to Denison Energy Inc.

These financial statements should be read in conjunction with the historical consolidated financial statements of Denison Energy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Mining activities include a 22.5% interest in the McClean Lake uranium property and mill in northern Saskatchewan, where uranium production reached commercial levels in November 1999, and a 19.96% interest in the Midwest uranium deposit and mineral evaluation and exploration, also located in northern Saskatchewan. Environmental Services activities include mine decommissioning services and monitoring of closed mine sites. This division also includes the non Canadian oil and gas activities which include its former Greek oil operations, interests in Greek oil and gas permits and, until 2001, receipt of a royalty from a former Ecuador oil property.

Basis of Preparation
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the economic lives and recoverability of mining assets, the provisions for decommissioning and reclamation, post-employment benefits, future income taxes and the evaluation of contingent liabilities. Actual results could differ materially from those estimates. The summary of significant accounting policies below describes the accounting methods and practices that have been used in the preparation of these consolidated financial statements. This summary is presented to assist the reader in interpreting the statements contained herein.

Consolidation Principles
The consolidated financial statements include the accounts of the Mining Division's interests in the McClean Lake and Midwest uranium joint ventures which are accounted for using the proportionate consolidation method. Under this method, these statements include the Mining Division's proportionate share of assets, liabilities, revenues and expenses.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

Revenue Recognition
Mining revenue is recognized when title passes from the Mining Division to its customer. Revenue on decommissioning contracts is recognized using the percentage of completion method, where sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Royalty revenue is recognized when earned under the respective agreement.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities not exceeding 90 days and are stated at cost, which approximates market value.

Marketable Securities
Marketable securities are recorded at the lower of cost or net realizable value

Inventories and Prepaid Expenses
Uranium concentrates, assets purchased for resale, supplies and ore in stockpiles are recorded at the lower of average cost and net realizable value. Inventory of ore in stockpiles consists of actual costs to remove overburden and mine ore together with the amortization of open pit mining equipment and is charged to production using the units of production method.

Property, Plant and Equipment
Mining Property, Deferred Exploration and Development Costs
Exploration costs and property acquisition costs are expensed as incurred unless it is determined that a project contains economically recoverable reserves, in which case all such costs relating to that project for the current and subsequent years are capitalized. Pre-production costs, net of revenue during the start-up phase, are capitalized as development costs until the project is capable of sustained operations at commercial production levels. Capitalized mining property, deferred exploration and development costs are amortized using the unit of production method over the expected life of the mine after commercial production levels are attained.

Mine Buildings, Plant and Equipment
Mine buildings, plant and equipment are recorded at cost. Mine buildings, plant and equipment are amortized to estimated residual value over the shorter of the life of the mine, or specific period that the mill or other specific asset will be utilized, using the units of production method. When assets are retired or sold, the resulting gains or losses are reflected in current earnings.

Mining Property Evaluations
The carrying values of mining, exploration and development properties and related mine buildings and equipment are periodically assessed by management to determine whether the net recoverable amount exceeds the carrying value of the project. Any unrecoverable amount is written off against earnings. The net recoverable amount represents future undiscounted cash flows determined using proven, probable and expected reserves and estimated selling prices which reflect both historical prices and expected future selling prices, less operating, capital, financing and reclamation costs.

Other Property, Plant and Equipment
Other property, plant and equipment are amortized according to the straight-line method based on their estimated useful lives, which range from three to twenty years.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

Capitalization of Interest
Net interest costs incurred during the development, construction and start-up phase of major projects are capitalized.

Decommissioning and Site Restoration Cost
Estimated decommissioning and site restoration costs of resource properties are accrued and charged to operations using the unit of production method. Provisions with respect to site restoration include long-term treatment and monitoring costs of a longer term nature and are calculated on a discounted basis and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related decommissioning and site restoration liability. Resource activities are subject to various governmental laws and regulations related to the protection of the environment. The Mining Division has made and continues to make expenditures in order to comply with or exceed such laws and regulations. The Mining Division is continuously updating its decommissioning and site restoration cost estimates. Such estimates are, however, subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when applicable.

Deferred Reorganization Costs
Expenditures incurred to implement a proposed plan of arrangement have been deferred pending completion of the transaction.

Post Employment Benefits
Denison Energy Inc. provides dental, supplemental health care and life insurance benefits, but not pensions, to its former Canadian Mining Division employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and was accrued over the service life of this retiree group. The most recent actuarial valuation of this obligation was performed as of September 30, 2002. The interest cost on this unfunded liability and the surplus are being amortized over the remaining lives of this retiree group.

Future Income Taxes
The Mining Division follows the asset and liability method of accounting for future income taxes as if it were a separate taxable entity. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary timing differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. The Canadian federal large corporations tax on capital is included in the provision for income taxes.

Translation of Foreign Currencies
Monetary assets and liabilities and non-monetary items carried at market value are translated into Canadian dollars at the period-end exchange rate. Other non-monetary items and revenues and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization which are translated at the same rate as the related assets.

Financial Instruments
The carrying amounts for cash and short-term deposits, accounts receivable, inventories and prepaid expenses, accounts payable and accrued liabilities on the balance sheets approximate fair value because of

the limited term of these instruments. The fair market value of long-term debt approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

Stock Option Plans

In 2002, Denison Energy adopted prospectively the requirements of the CICA handbook section 3470, "Stock-Based Compensation and Other Stock Based Payments." As encouraged by section 3470, Denison Energy adopted the fair value based method to account for stock-based transactions with directors, and eligible employees for options granted in 2002. The value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus within the equity of Denison Energy. When the options are exercised, the proceeds received by Denison Energy, together with the amount in contributed surplus will be credited to Common Share capital. For options granted prior to January 1, 2002, Denison Energy continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by Denison Energy will be recorded as Common Share capital. Stock option expense has been allocated by Denison Energy in respect of options granted to employees of the Mining Division. Such expense is recorded in the Consolidated Statements of Earnings.

3. INVENTORIES AND PREPAID EXPENSES

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Uranium concentrate	**$ 11,782**	$ 11,063	$ 8,046	$ 7,064	$ 593
Inventory of ore in stockpiles	**10,970**	15,383	14,522	18,246	18,628
Mine supplies	**1,375**	1,396	1,405	1,543	1,978
Mining equipment acquired for resale	**—**	483	—	483	409
Prepaid expenses	**495**	659	625	280	113
	24,622	28,984	24,598	27,616	21,721
Less: Non-current portion - Inventory of ore in stockpiles	**7,456**	10,550	9,689	13,413	11,743
Current portion inventories and prepaid expenses	**$ 17,166**	$ 18,434	$ 14,909	$ 14,203	$ 9,978

Stockpiles include inventory from two open pit mining areas at the McClean Lake minesite where mining was completed in February 2002. Ore from these stockpiles will be processed over several years.

4. PROPERTY, PLANT AND EQUIPMENT

(a) The net property, plant and equipment balance consists of:

	As at September 30			
	2003			2002
	Cost	**Accumulated depletion and amortization**	**Net**	Net
			(unaudited and in thousands)	
Mining				
McClean Lake / Midwest uranium projects	**$ 130,421**	**$ 24,454**	**$ 105,967**	$ 111,618
Environmental Services	**620**	**238**	**382**	368
	$ 131,041	**$ 24,692**	**$ 106,349**	$ 111,986

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

	As at December 31				
	2002			2001	2000
	Cost	**Accumulated depletion and amortization**	**Net**	Net	Net
					(in thousands)
Mining					
McClean Lake/Midwest uranium Projects	**$ 130,261**	**$ 19,537**	**$ 110,724**	$ 116,082	$ 121,514
Environmental Services	**547**	**194**	**353**	337	304
	$ 130,808	**$ 19,731**	**$ 111,077**	$ 116,419	$ 121,818

(b) The Mining Division has a 22.5% interest in the McClean Lake mine and mill and a 19.96% interest in the Midwest uranium project, both located in northern Saskatchewan. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee. In determining the amortization rate for the McClean Lake mill, the Mining Division has reduced the amount to be amortized by its expected share of future toll milling revenue.

5. LONG-TERM DEBT

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
McClean Lake loan (note 5(b))	**$ 44,250**	$ 50,086	$ 51,962	$ 60,724	$ 59,316
Other long-term debt (note 5(c))	**1,610**	2,308	2,308	2,937	3,392
	45,860	52,394	54,270	63,661	62,708
Less: Current portion	**2,763**	3	10,712	11,961	11,086
	$ 43,097	$ 48,789	$ 43,558	$ 51,700	$ 51,622

(b) The McClean Lake loan from Cogema Resources Inc. finances the Mining Division's share of the costs of development and operation of the McClean Lake mine and mill and Midwest uranium project. This loan is secured only by the Mining Division's interest in the McClean Lake mine and mill and the Midwest uranium project. The Mining Division's share of net cash flow from McClean Lake uranium sales is dedicated to the loan's repayment. The Mining Division has the right to prepay portions of the loan facility and redraw amounts prepaid, including interest savings from amounts prepaid, on 45 days' notice. As at September 30, 2003, the Mining Division has the ability to redraw $3,208,000. Interest on this loan is payable at Canadian bank prime plus 1%. The loan is currently scheduled to mature on December 31, 2005, but will be extended to December 31, 2010 if, prior to December 31, 2005, a production decision is made to develop the Midwest uranium project. Any principal balance outstanding at maturity is repayable at 20% per annum. It is not possible to determine the fair value of the McClean Lake loan.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(c) Other long-term debt of $1,610,000 as at September 30, 2003 is repayable over two years up to August 31, 2005 in annual installments plus interest which approximates Canadian bank prime. Principal payments in the next two years are: 2004 - $761,000 and 2005 - $849,000.

(d) Denison Energy has a line of credit for $300,000 from a Canadian Chartered Bank. This line of credit bears interest at Canadian bank prime and is secured by a short-term deposit. At September 30, 2003 a letter of credit for $35,000 has been issued against this line of credit.

(e) Interest expense on long-term debt was as follows:

	Nine months ended September 30		For the year ended December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
McClean Lake loan	**$ 2,148**	$ 2,093	$ 2,798	$ 4,186	$ 5,623
Other long-term debt	**90**	94	117	246	89
	$ 2,238	$ 2,187	$ 2,915	$ 4,432	$ 5,712

6. POST EMPLOYMENT BENEFITS

The post employment benefits accrual for the Mining Division includes life insurance for each of its former Canadian employees who retired on immediate pension prior to 1997, together with the future cost of medical and dental benefits as set out in the group policies. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage included in the plan and other assumptions including a growth in medical cost of up to 13% initially, decreasing over five years to 8% per annum and a growth in dental costs of 6% per annum, subject to limits set out in the group policies.

The Mining Division's post employment benefit plan is not funded. Changes in the accrued benefit obligation are as follows:

	Nine months ended September 30		For the year ended December 31	
	2003	**2002**	2002	2001
	(unaudited)	(unaudited)		(in thousands)
Accrued benefit obligation – beginning of year	**$ 5,714**	$ 5,834	$ 5,834	$ 5,966
Benefits paid	**(200)**	(279)	(455)	(482)
Interest cost	**252**	220	335	350
Accrued benefit obligation – end of year	**5,766**	5,775	5,714	5,834
Unamortized initial transitional surplus	**4,454**	4,847	4,749	5,142
	10,220	10,622	10,463	10,976
Less: Current portion included in accounts payable	**400**	425	400	500
	$ 9,820	$ 10,197	$ 10,063	$ 10,476

The unamortized initial transitional surplus is being amortized over the expected 12.5 year (as of September 2002) average life expectancy of this retiree group.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

7. DECOMMISSIONING AND SITE RESTORATION

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Elliot Lake					
Elliot Lake mine site restoration accrual *(note 7b))*	$ **7,681**	$ 8,059	$ 7,984	$ 8,418	$ 9,045
Less: Balance in Elliot Lake Reclamation Trust Fund *(note 7(b))*	**1,342**	1,421	1,606	1,761	2,132
	6,339	6,638	6,378	6,657	6,913
Less: Current portion included in accounts Payable	**350**	400	400	425	600
	5,989	6,238	5,978	6,232	6,313
McClean Lake uranium operations *(note 7(c))*	**584**	479	498	388	—
	$ **6,573**	$ 6,717	$ 6,476	$ 6,620	$ 6,313

(b) The Mining Divisions' Elliot Lake uranium mine closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both the Denison and Stanrock sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company's best estimate of the future reclamation cost based on assumptions as to levels of treatment which will be required in the future. The financial effect of future changes, if any, in requirements, laws, regulations and operating assumptions may be significant, and will be recognized if and when applicable.

Pursuant to a Reclamation Funding Agreement, effective September 30, 1994, with the Governments of Canada and Ontario, the Mining Division was required to deposit 90% of its cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent agreement with the Governments provides for the suspension of the Mining Divisions' obligation to deposit 90% of its cash flow into the Reclamation Trust Fund, provided the Mining Division maintains a balance in the Reclamation Trust fund equal to estimated reclamation spending for the succeeding six calendar years. Withdrawals from this Reclamation Trust fund can only be made with the approval of the Governments of Canada and Ontario, to fund Elliot Lake site restoration costs. The Mining Division believes that the current Reclamation Trust Fund balance will be adequate to fund these costs through 2008.

(c) The McClean Lake operation is subject to environmental regulations as set out by Saskatchewan Environment and the Canadian Nuclear Safety Commission. As required by Saskatchewan Environment, the operator of the McClean Lake joint venture has arranged Letters of Credit securing future decommissioning and reclamation liabilities. The Mining Division has agreed to indemnify the operator for its proportionate share of any loss incurred up to a maximum amount of $7,755,000.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

8. INCOME TAXES

(a) The Mining Division is not a separate taxable entity. The following provides tax infomation concerning the division earnings as if it were a separate taxable entity. The Mining Division operates in two industrial and geographic segments, and its income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Mining Division's effective rate of income and resource taxes is as follows:

	For the Period Ended September 30	For the Year Ended December 31		
	2003	2002	2001	2000
	(unadited)			(in thousands)
Earnings (loss) before income taxes	**$ (2,244)**	$ 2,727	$ 2,956	$ 9,639
Combined federal and provincial income tax rate	**43.50%**	43.50%	43.04%	44.60%
Computed income tax expense (recovery)	**$ (976)**	$ 1,186	$ 1,272	$ 4,299
Increase (decrease) in taxes resulting from:				
Resource allowance	**(124)**	451	164	(587)
Deductions available from the Oil and Gas Division	**169**	(90)	(999)	(85)
Benefit of unrecognized federal and provincial tax losses pools not recognized	**870**	(1,552)	(422)	(3,160)
Tax rate reduction due to lower allocation to Ontario	—	—	(2,000)	—
Adjustment relating to other years	—	(469)	—	—
Federal large corporation tax	**256**	413	286	235
Other	**(89)**	(78)	195	(284)
Income tax expense (recovery)	**$ 106**	$ (139)	$ (1,504)	$ 418

(b) Components of income tax expense (recovery)

	For the Period Ended September 30	For the Year Ended December 31		
	2003	2002	2001	2000
	(unaudited)			(in thousands)
Current income tax expense	**$ 256**	$ 413	$ 286	$ 235
Future income tax expense (recovery)	**(106)**	(552)	(1,790)	183
Net income tax expense (recovery)	**$ 106**	$ (139)	$ (1,504)	$ 418

(c) The Mining Division uses the asset and liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the division's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the division's income taxes payable for the year or a later period. The division's future tax liability arises in computing its Ontario tax liability, from the deduction of temporary differences, principally capital cost allowance, Canadian exploration and development expenses of $49 milllion more for tax than accounting, less the future tax reduction expected from the utilization of non-capital losses of $33 million which expire in 2006. As at September 30, 2003, the Company has not recognized the future tax benefits for both Federal and Saskatchewan tax purposes from the future utilization of non-capital loss carry forwards of $23 million expiring in 2006 or temporary tax differences in excess of book values of $34 million that it can carry forward to shelter future Federal and Saskatchewan income tax liabilities.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

9. OTHER CHANGES IN WORKING CAPITAL

Other changes in working capital consist of:

	As at September 30		As at December 31		
(in thousands)	**2003**	2002	**2002**	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Accounts receivable	**$ 8,642**	$ 8,682	**$ 1,091**	$ 923	$ 1,070
Inventories and prepaid expenses	**(24)**	(1,368)	**2,585**	(4,225)	349
Less amortization of ore milled from Stockpiles	**(3,552)**	(4,057)	**(4,912)**	(1,670)	(6,272)
Accounts payable and accrued liabilities	**(388)**	(4,007)	**(3,183)**	(7,318)	(23,150)
Current taxes payable					
	$ 4,678	$ (750)	**$ (4,419)**	$ (12,290)	$ (28,003)

10. CONTINGENT LIABILITIES AND COMMITMENTS

(a) On September 23, 2002 the Federal Court of Canada, Trial Division (the "Trial Division"), quashed the original McClean Lake facility operating license issued in 1999. That license had been superceded and the facility has continued to operate under the new four-year operating license issued in August 2001. The Trial Division decision has been appealed by both the federal regulator of the facility, the Canadian Nuclear Safety Commission ("CNSC") and by the operator and majority owner of the facility, Cogema Resources Inc. The Province of Saskatchewan and First Nations and Metis groups have intervened in support of the appeal. The Federal Court of Appeal granted a stay of the Trial Division decision pending the outcome of the appeal.

The Trial Division decision quashed the original 1999 operating license on the basis that the *Canadian Environmental Assessment Act* was not complied with. Specifically, the project was subject to a lengthy public process under legislation that was replaced by the *Canadian Environmental Assessment Act.* The Trial Division decision creates a significant amount of uncertainty about the rules applicable to obtaining the necessary approvals for the operation of the McClean Lake facility.

While the outcome of the appeal process cannot be determined, Denison Energy believes that ultimately the Trial Division decision will be overturned through the appeal process or by the completion of further regulatory requirements. An application for a new license for the McClean Lake facility has been filed with the CNSC. Pending the appeal of the decision, the stay granted by the Federal Court of Appeal eliminates the risk of a stoppage in production at McClean Lake. Denison Energy believes that with the continuing efforts of all interested parties, a shut down of the McClean Lake facility is unlikely. The impact of an unfavourable decision cannot be determined at this time.

The Mining Division of Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(b) The City of Elliot Lake (the "City") has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has:

(i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at the Company's decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and
(ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land.

The Mining Division believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

(c) The Mining Division is involved in various other legal actions in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Mining Division's financial position or results.

(d) The Mining Division's lease commitments under leases for premises are 2003- $108,000, 2004 - $108,000, and 2005 - $18,000.

11. SUBSEQUENT EVENTS

Denison Energy, Denison Mines Inc. ("Denison Mines"), Tenwest Uranium Limited ("Tenwest") , Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer have entered into an arrangement agreement to implement an arrangement ("the "Denison Arrangement") by way of a plan of arrangement section 182 of the *Business Corporations Act* (Ontario), pursuant to which Denison Energy's mining assets will be transferred to Denison Mines and Denison Energy's existing Canadian petroleum and natural gas assets and related liabilities will be transferred to Denison Resources, a wholly-owned subsidiary of Denison Oil Corporation ("Denison Oil"). Denison Energy shareholders will receive, as consideration for the exchange of their Denison Energy common shares, common shares in the capital of Denison Oil, common shares in the capital of Denison Mines and a new class of common shares in the capital of Denison Energy. As a result of the Denison Arrangement, Denison Energy's shareholders will initially hold all of the shares in three separate publicly traded companies, Denison Energy, Denison Mines and Denison Oil. The Denison Arrangement is subject to regulatory, judicial and shareholder approval and, subject to the receipt of such approvals, is anticipated to be completed in early March 2004.

Auditors' Consent

We refer to the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 ("Information Circular") relating to an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, TenWest Uranium Limited, Denison Mines Inc. ("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mines Holding Corporation and E. Peter Farmer and an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 193 of the *Business Corporations Act* (Alberta) involving Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd and Forte Oil Corporation ("Forte") and Denison Mines. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned information circular of our report to the Directors of Denison Energy Inc. on the financial statements of the Mining division of Denison Energy Inc. for the years ended December 31, 2002, 2001 and 2000. Our report is dated February 28, 2003, except as it relates to Note 11 of the above-mentioned financial statements, for which it is dated January 29, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Toronto, Ontario
January 29, 2004

APPENDIX B

PRO FORMA FINANCIAL STATEMENTS – DENISON MINES INC.

Denison Mines Inc.
Pro Forma Financial Statements
(Unaudited)
Nine Months Ended September 30, 2003 and year ended December 31, 2002

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of
Denison Mines Inc.

We have read the accompanying unaudited pro forma balance sheet of Denison Energy Inc. ("Denison Mines") as at September 30, 2003 and the unaudited pro forma income statements for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the column captioned "Denison Mines Inc. Incorporation Balance Sheet" to the audited balance sheet as at that date.

2. Compared the figures in the columns captioned "Amounts Transferred from Denison Energy Inc." to the unaudited carve-out financial statements of The Mining Division of Denison Energy Inc. as at September 30, 2003 and for the nine months then ended, and the audited carve-out financial statements of the Mining Division of Denison Energy Inc. for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the corporation who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Pro Forma Denison Mines Inc." as at September 30, 2003 and for the nine months then ended, and for the year ended December 31, 2002, and found the amounts in these columns to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to

management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Ontario
January 29, 2004

DENISON MINES INC.
PRO FORMA BALANCE SHEET
AS AT SEPTEMBER 30, 2003
(unaudited and in thousands)

	DENISON MINES INC. INCORPORATION BALANCE SHEET	AMOUNTS TRANSFERRED FROM DENISON ENERGY INC.	ADJUSTMENTS (note 2)		PRO FORMA DENISON MINES INC.
ASSETS					
Current Assets					
Cash and cash equivalents	Nominal	$ 1,006	$ 1,685		**$ 2,691**
Accounts receivable		3,229			**3,229**
Inventories and prepaid expenses		17,166			**17,166**
		21,401			**23,086**
Inventory of ore in stock piles (non-current portion)		7,456			**7,456**
Property, plant and equipment (net)		106,349			**106,349**
Deferred reorganization expenses		652	(652)		**—**
		$ 135,858			**$ 136,891**
LIABILITIES					
Current Liabilities					
Accounts payable and accrued liabilities		$ 3,107	123 (308)		**$ 2,922**
Long-term debt – current portion		2,763	(805)		**1,958**
		5,870			**4,880**
Long-term debt		43,097	(805)		**42,292**
Provision for post-employment benefits		9,820			**9,820**
Provision for decommissioning and reclamation		6,573			**6,573**
Future income taxes		150	4,850	(d)	**5,000**
		65,510			**68,565**
EQUITY					
Divisional Equity		70,348	(775) (4,850) (64,723)		**—**
Common Stock	Nominal		64,723		**64,723**
Contributed Surplus			1,918 1,685		**3,603**
		$ 135,858			**$ 136,891**

Commitments and contingencies (note 4)

The accompanying notes are an integral part of these financial statements.

DENISON MINES INC.
PRO FORMA EARNINGS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002
(unaudited and in thousands except per share amounts)

	AMOUNTS TRANSFERRED FROM DENISON ENERGY INC.	ADJUSTMENTS (note 2)		PRO FORMA DENISON MINES INC.
Revenue	$ 31,824			**$ 31,824**
Royalties and provincial capital taxes	2,305			**2,305**
Operating and exploration costs	21,493			**21,493**
Interest expense	3,143			**3,143**
Administrative expense	2,274			**2,274**
Stock option expense	4			**4**
Investment and other income	(122)	(50)	(c)	**(172)**
	29,097			**28,977**
Earnings (loss) before income taxes	2,727			**2,847**
Income tax expense (recovery) - current	413			**413**
- future	(552)	820	(d)	
Net earnings (loss) for the period	$ 2,866			**$ 2,166**
Per Common Share based on 18,670,557 Common Shares outstanding (note 3)				**$ 0.10**

The accompanying notes are an integral part of these financial statements.

DENISON MINES INC.
PRO FORMA EARNINGS STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(unaudited and in thousands except per share amount)

	AMOUNTS TRANSFERRED FROM DENISON ENERGY INC.	ADJUSTMENTS (note 2)		PRO FORMA DENISON MINES INC.
Revenue	$ 18,413			**$ 18,413**
Royalties and provincial capital taxes	1,214			**1,214**
Operating and exploration costs	15,638			**15,638**
Interest expense	2,180			**2,180**
Administrative expense	1,633			**1,633**
Stock option expense	241			**241**
Investment and other income	(249)	(37)	(c)	**(286)**
	20,657			**20,620**
Earnings (loss) before income taxes	(2,244)			**(2,207)**
Income tax expense (recovery) - current	256			**256**
- future	(150)	725	(d)	**(87**
Net earnings (loss) for the period	$ (2,350)			**$ (1,588)**
Per Common Share based on 18,670,557 Common Shares outstanding (note 3)				**$ (0.08)**

The accompanying notes are an integral part of these financial statements.

Denison Mines Inc.

Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)
Nine months ended September 30, 2003 and year ended December 31, 2002

(expressed in Canadian dollars)

1. Basis of presentation

These unaudited pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the Management Information Circular and Proxy Statements (the "Information Circular") of Denison Energy Inc. ("Denison Energy") dated January 27, 2004 with respect to the proposed arrangement (the "Denison Arrangement") by way of a plan of arrangement pursuant to section 182 of the Business Corporations Act (Ontario) involving Denison Energy, Tenwest Uranium Limited, Denison Oil Corporation, Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership (the "Partnership"), Denison Mines Inc. ("Denison Mines"), Denison Mines Holding Corporation and E. Peter Farmer and the shareholders and optionholders of Denison Energy. These unaudited pro forma consolidated financial statements have been prepared from the historical financial carve-out statements of The Mining Division of Denison Energy Inc. together with other information available to Denison Energy's management.

These pro forma consolidated financial statements reflect the impact of the Denison Arrangement on Denison Mines. The Denison Arrangement will transfer the mining and environmental services assets and related liabilities of Denison Energy to Denison Mines, the Canadian Oil and gas assets and related liabilities of Denison Energy to Denison Resources with Denison Energy holding the option to purchase all of the issued and outstanding shares of an oil field services business.

These pro forma consolidated financial statements are not necessarily indicative of the results that would actually have occurred if the events reflected herein had been in effect on the dates indicated, or of the results that may be obtained in the future.

The pro forma consolidated financial statements should be read in conjunction with the December 31, 2002 audited carve-out financial statements and unaudited carve-out financial statements for the nine-month period ended September 30, 2003 of The Mining Division of Denison Energy Inc. and the unaudited pro forma financial statements of Denison Energy for the nine month period ended September 30, 2003 and the year ended December 31, 2002.

Certain financial statement items have been reclassified for comparative purposes.

After the Denison Arrangement is complete, future financial statements of the Denison Mines will reflect the financial results of The Mining Division of Denison Energy Inc. as the comparative figures.

2. Pro forma adjustments and assumptions

The pro forma consolidated balance sheet gives effect to the proposed transactions as if they occurred as at September 30, 2003 and the pro forma consolidated statements of earnings give effect to the proposed transactions as if they occurred on January 1, 2002.

The accounting policies used in the preparation of these pro forma financial statements are in accordance with those disclosed in Denison Energy's audited consolidated financial statements for the year ended December 31, 2002.

Denison Mines Inc.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2003 and year ended December 31, 2002

(expressed in Canadian dollars)

These pro forma financial statements give effect to the following transactions, assumptions and adjustments:

(a) Pursuant to the Denison Arrangement, long-term debt of $1,610,000, accounts payable of $308,000 and certain contingent liabilities of the Mining Division of Denison Energy Inc. are assumed by Denison Energy.

(b) Following completion of the Subscription, $1,225,000 of the estimated $2,000,000 costs incurred in connection with the Denison Arrangement, including $652,000 deferred at September 30, 2003, will be reimbursed to the Mining Division.

(c) Denison Mines receives $1,685,000 from the exercise of 964,333 Denison Energy stock options at prices ranging from $2.22 to $3.15 for total proceeds of $2,353,000, less $334,000 which will be retained by Denison Energy and $334,000 which it will be distributed to Denison Resources as set out in the Denison Arrangement. Assuming that this amount was received on January 1, 2002, interest income is assumed to have increased by $50,000 in 2002 and $37,000 in the nine months ended September 30, 2003.

(d) As a result of the Denison Arrangement, September 30, 2003 Denison Mines has Undepreciated Capital Cost Allowance and various resource tax pools and other deductions available of approximately $101 million which is $13 million less than the corresponding accounting carrying value. As a result, Denison increases its future tax liability from $150,000 to $5,000,000 at September 30, 2003 using the anticipated rate when these temporary differences are expected to reverse. Earnings for the year ended December 31, 2002 and nine months ended September 30, 2003 have been restated to show the impact of this tax rate if it had been in effect at the beginning of January 2002.

(e) Pursuant to the Denison Arrangement, Denison Energy transfers the assets and related liabilities to its mining division to Denison Mines, and receives share of Denison Mines. As a result, the net equity ($64,723) of the Mining Division of Denison Energy is reclassified to common stock of Denison Mines.

3. Earnings per share

The authorized share capital of Denison Mines is an unlimited number of common shares of Denison Mines (the "Common Shares"), without nominal or par value;

The issued capital of Denison Mines after giving effect to the pro forma transactions is set out below:

	Number of Common Shares
On completion of transactions described above	
As of September 30, 2003	17,705,724
Assumed exercise of options at prices from $2.22 to $3.15	964,833
Pro Forma September 30, 2003	18,670,557

Denison Mines Inc.

Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)
Nine months ended September 30, 2003 and year ended December 31, 2002

(expressed in Canadian dollars)

This number of options excludes the potential impact of the exercise of 97,500 Denison Options at a price of $7.60. Earnings per share have been calculated using 18,670,557 shares.

4. Contingent Liabilities and Commitments

(a) On September 23, 2002, the Federal Court of Canada, Trial Division, quashed the original McClean Lake facility operating license issued in 1999. That license had been superseded and the facility has continued to operate under the new four-year operating license issued in August 2001. The Trial Division decision has been appealed by both the federal regulator of the facility, the Canadian Nuclear Safety Commission ("CNSC") and by the operator and majority owner of the facility, Cogema Resources Inc. The Province of Saskatchewan and First Nations and Metis groups have intervened in support of the appeal. The Federal Court of Appeal granted a stay of the Trial Division decision pending the outcome of the appeal.

The Trial Division decision quashed the original 1999 operating license on the basis that the *Canadian Environmental Assessment Act* was not complied with. Specifically, the project was subject to a lengthy public process under legislation that was replaced by the *Canadian Environmental Assessment Act.* The Trial Division decision creates a significant amount of uncertainty about the rules applicable to obtaining the necessary approvals for the operation of the McClean Lake facility.

While the outcome of the appeal process cannot be determined, Denison Mines believes that ultimately the Trial Division decision will be overturned through the appeal process or by the completion of further regulatory requirements. An application for a new license for the McClean Lake facility has been filed with the CNSC. Pending the appeal of the decision, the stay granted by the Federal Court of Appeal eliminates the risk of a stoppage in production at McClean Lake. Denison Mines believes that with the continuing efforts of all interested parties, a shut down of the McClean Lake facility is unlikely. The impact of an unfavourable decision cannot be determined at this time.

(b) The City of Elliot Lake (the "City") has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has:

(i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at the Company's decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and

(ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land.

Denison Mines Inc.

(expressed in Canadian dollars)

Denison Mines believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined and no provision has been made for such amounts.

(c) From time to time Denison Mines is involved in various other legal actions in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on Denison Mines financial position or results.

5. Proposed Stock Option Plan

On completion of the Denison Arrangement, Denison Mines will reserve 3,000,000 shares for issue under a stock option plan which will be submitted to the Shareholders' meeting to approve the Denison Arrangement. The impact of resulting stock option expense has not been incorporated in the pro forma earning statements presented as no options have been issued under this plan.

Auditors' Consent

We refer to the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 ("Information Circular") relating to an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, TenWest Uranium Limited, Denison Mines Inc. ("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mines Holding Corporation and E. Peter Farmer and an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 193 of the *Business Corporations Act* (Alberta) involving Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd and Forte Oil Corporation ("Forte") and Denison Mines. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned information circular of our compilation report to the Directors of Denison Energy on the unaudited pro forma balance sheet of Denison Mines as at September 30, 2003 and on the unaudited pro forma income statements for the nine month period ended September 30, 2003 and the year ended December 31, 2002. Our report is dated January 29, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Toronto, Ontario
January 29, 2004

APPENDIX C

BALANCE SHEET OF DENISON MINES INC.

AUDITORS' REPORT

To the Directors of Denison Mines Inc.

We have audited the balance sheet of Denison Mines Inc. as at September 30, 2003. This financial information is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at September 30, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Ontario
December 2, 2003
(except for note 3 which is as of January 29, 2004)

DENISON MINES INC.
BALANCE SHEET
AS AT SEPTEMBER 30, 2003

ASSETS

Current	
Cash	$10.00

SHAREHOLDER'S EQUITY

Share Capital (note 2)	$10.00

See accompanying notes

ON BEHALF OF THE BOARD:

(signed) E. Peter. Farmer

Director

(signed) James S. Blair

Director

DENISON MINES INC.
NOTES TO BALANCE SHEET
AS AT SEPTEMBER 30, 2003

1. INCORPORATION AND FINANCIAL PRESENTATION

Denison Mines Inc. ("Denison Mines") was incorporated pursuant to the *Business Corporations Act* (Ontario) on September 25, 2003. Denison Mines has not carried on an active business since incorporation. The balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2. SHARE CAPITAL

a. Authorized

An unlimited number of Common Shares and an unlimited number of Preference Shares.

b. Issued

	Number of shares	Amount
Common Shares		
Issued upon initial organization on September 25, 2003	1	$10
Balance as of September 30, 2003	1	$10

3. SUBSEQUENT EVENT

On December 30, 2003 Denison Energy Inc. ("Denison Energy"), Denison Mines Inc. ("Denison Mines"), Tenwest Uranium Limited, Denison Oil Corporation (Denison Oil), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer entered into an arrangement ("the Denison Arrangement") by way of plan of arrangement under section 182 of the *Business Corporations Act* (Ontario), pursuant to which Denison Mines will acquire the mining and environmental services operations of Denison Energy and be engaged in the mining, milling and sale of uranium concentrates and exploration and development of mineral properties and in providing mine decommissioning and monitoring services for third parties. Denison Mines will assume all related liabilities, including environmental liabilities, post-employment benefits and contingent liabilities related to the mining and environmental services assets of Denison Energy. Denison Energy's existing Canadian petroleum and natural gas assets and related liabilities will be transferred to Denison Resources, a wholly owned subsidiary of Denison Oil. Denison Energy shareholders will receive, as consideration for the exchange of their Denison Energy common shares, common shares in the capital of Denison Oil, common shares in the capital of Denison Mines and a new class of common shares in the capital of Denison Energy. As a result of the Denison Arrangement, Denison Energy's shareholders will initially hold all of the shares in three separate publicly traded companies, Denison Energy, Denison Mines and Denison Oil. The Denison Arrangement is subject to regulatory, judicial and shareholder approval and, subject to the receipt of such approvals, is anticipated to be completed in early March of 2004.

EXHIBIT L
INFORMATION CONCERNING FORTE OIL CORPORATION

TABLE OF CONTENTS

Capitalized words and phrases used in this Exhibit but not defined shall have the same meanings herein as in the Glossary of Terms provided in the Information Circular to which this Exhibit is attached. All dollar amounts herein are in Canadian dollars, unless otherwise indicated.

ABBREVIATIONS

In this Exhibit L, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
bopd	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
ARTC	Alberta Royalty Tax Credit
boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 boe for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices).
boe/d	barrels of oil equivalent per day
m^3	cubic metres
Mboe	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade at standard temperature and pressure

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

BACKGROUND

History

Forte was incorporated as 933181 Alberta Ltd. under the ABCA on May 8, 2001. On July 13, 2001, Forte changed its name to Forte Oil Corporation. On July 19, 2001, the Articles of Forte were amended to (i) create the Forte Performance Shares (ii) increase the minimum number of directors from one to three, and (iii) remove the "private company" restrictions, including restrictions on the transferability of its shares.

Forte does not have any subsidiaries.

Forte's principal office is located at 2450, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

General Development of the Business

Forte has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Alberta since it was founded.

In August 2001, Forte completed the private placement of 15,000,000 Forte Common Shares at $1.00 per share for gross proceeds of $15,000,000. Concurrent with this placement Forte also issued 3,000,000 Forte Performance Shares to management. These shares were issued for an aggregate of $30 and are convertible into Forte Common Shares on a one to one basis providing certain corporate financial targets are obtained. See "Description of Share Capital – Forte Performance Shares".

On December 21, 2001, Forte closed the acquisition of a 45% working interest in the Pembina Keystone Cardium Unit #1 for a purchase price of approximately $1,200,000, at which time production was approximately 50 boe/d net to Forte. For detailed information on the property acquired, see "Description of the Business and Operations – Principal Properties".

Acquisitions represented the core activity undertaken by Forte in 2002. Forte completed eight separate acquisitions in various areas, including the Kidney/Red Earth, Pembina, Gift, Chip Lake, and Evi areas of Alberta, for an aggregate acquisition cost of approximately $12,456,000. At the time of the respective acquisitions, an aggregate of approximately 906 boe/d of production was acquired. For detailed information on the properties acquired, see "Description of the Business and Operations – Principal Properties ". As a result of the foregoing acquisitions, Forte's exit production exceeded 1,000 boe/d in 2002, which largely consisted of light crude oil.

In addition, Forte acquired over 75,000 net acres of undeveloped land in conjunction with the production acquisitions. Forte was also active at crown land sales in 2002, acquiring 12,800 net acres of land at a total cost of $563,000.

In December 2002, Forte completed the private placement of 998,700 flow-through Forte Common Shares at $2.25 per share for gross proceeds of $2,247,075.

In June 2003, Forte acquired producing properties in the greater Carson Creek and Red Earth areas for an acquisition cost of approximately $10,500,000. At the time of the acquisition, approximately 450 boe/d of production was acquired. For detailed information on the properties acquired, see "Description of the Business and Operations – Principal Properties".

In August 2003, broker warrants that were initially issued in August 2001 in connection with Forte's initial private placement were exercised and 400,000 Forte Common Shares were issued at $1.00 per share for aggregate gross proceeds of $400,000.

On January 28, 2004, Forte entered into the Forte Arrangement Agreement providing for a business combination with Denison Oil pursuant to which, among other things, Forte will amalgamate with Subco and the resulting entity will be a wholly-owned subsidiary of Denison Oil.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past two years that appear to be shaping the near future of the business.

The first trend is the consolidation phase that the industry has been going through. This has affected companies of all sizes from the small emerging companies to the senior integrated organizations. This trend appears to be accelerating as a number of publicly traded companies are trading below asset or break-up value and as a result it is less expensive for companies to grow by acquiring companies than by focusing entirely on drilling and prospect generation. At a time of high commodity prices and relatively low stock valuations there appears to be a valuation disconnect that has resulted in increased merger and acquisition activity.

The second trend is the scarce access to external capital that the industry was experiencing. A decline in commodity prices and a general decline in share prices resulted in a reduction in new equity financing during 2002. The slow economic recovery and increased commodity prices and a general increase in investor confidence in the oil and gas industry, however, has resulted in an increase in new equity financing in the last quarter of 2002 and through 2003.

The third trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity, and as a result, appear to be more attractive; however the smaller companies may present potentially larger returns as they have not yet fully appreciated in value. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies. Recently, there have been a significant number of financings by more junior companies primarily, but not exclusively, on a flow-through basis as these companies access available capital at times of high demand.

The fourth trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build long-term natural gas supplies to the United States. While there may be some short term disposition activity by this group, ultimately their participation will influence valuation parameters of Canadian assets and will result in global valuation parameters for Canadian companies.

A fifth trend is the continuing tight supply demand balance for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America. Despite record drilling, a strong economy, weather and demand for electrical generation have kept supply tight and prices high. Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recent success by OPEC and developments in the Middle East have kept crude oil prices high. High prices provide producers with sufficient cash flow with the result that the lack of external capital has not been a significant restriction on growth.

The Canadian/U.S. exchange rate also influences commodity prices for Canadian producers as there is a high correlation between Canadian and U.S. oil and natural gas prices. A recent strengthening of the Canadian dollar has had a negative effect on the profitability of Canadian producers and the effect of this strengthening Canadian dollar on pricing is growing in significance.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Stated Business Objectives

The business plan of Forte is to create sustainable and profitable growth in the oil and gas industry in Western Canada. To accomplish this, Forte will pursue an integrated growth strategy, including development and exploration drilling together with focused acquisitions in selected areas.

Forte plans to pursue the internal and external generation of exploration plays that have low to medium risk and multi-zone potential. Forte plans to maintain a balance between exploration, exploitation and development drilling, largely targeting a balance between crude oil and natural gas reserves over the course of the next several years. Management of Forte will consider asset and corporate acquisition opportunities that meet Forte's business parameters.

Principal Properties

The following is a description of Forte's principal oil and natural gas properties and minor properties. The term "net", when used to describe Forte's share of production, means the total of Forte's working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003 and production information is the average production for the one month ended December 31, 2003. Reserve amounts are as at October 1, 2003 based on escalating costs and price assumptions, as evaluated in the independent engineering evaluation of the petroleum and natural gas reserves of Forte prepared by Sproule Associates Limited ("**Sproule**") as at October 1, 2003 (collectively, the "**Forte Sproule Report**") (see "Reserves").

Trout, Alberta

The Trout property is located in the Red Earth area of Alberta approximately 350 kilometers north of Edmonton, Alberta. Forte's interests in Trout consist of working interests ranging from 27% to 100% and averaging 65% (reserves volume weighted). Forte has an interest in 23 producing wells (17 net), 3 water disposal wells (2.2 net) and 16 suspended wells (13 net). The average Forte working interest production from the property was 455 bopd for the month of December 2003. Forte operates all 42 wells associated with this property. In addition, Forte has an average 93% working interest in two oil batteries. 98% of Forte's production is gathered in flowlines connecting wells to central batteries. At the central batteries, produced oil and water is separated. Of the 455 Bbls/d of production, 370 Bbls is pipeline connected while the remaining 85 Bbls is delivered to Red Earth for shipping. Water is disposed of in water disposal wells which Forte operates and has sufficient working interests in to dispose of its share of produced water.

The Trout property consists of 4,320 gross (3,230 net) acres of developed land and 3,680 gross (3,250 net) acres of undeveloped land.

Forte has plans to optimize production and reduce the operating costs of certain wells in the Trout property. Optimization efforts will consist of well stimulations, casing repairs, and pumping equipment upgrades. Operating cost reduction strategies during 2004 for the Trout area consist of converting certain wells to electrical power and optimizing oil separation and water disposal facilities.

Forte has no drilling plans for the Trout property in 2004.

The Forte Sproule Report attributes proven reserves of 551.6 Mbbls of oil to Forte's working interest in the Trout area.

Senex, Alberta

The Senex property is located in the Red Earth area of Alberta approximately 400 kilometers north of Edmonton, Alberta. Forte's interests in Senex consist of working interests ranging from 13.2% to 50% and averaging 26% (reserves volume weighted). Forte has an interest in 10 producing wells (2.8 net) and 4 suspended wells (.9 net). The average Forte working interest production from the property was 91 bopd for the month of December 2003. Forte operates one well associated with this property. Forte does not have a working interest in any of the central oil batteries and water disposal wells. All production from non-operated wells is pipeline connected to central batteries owned by the operating partner in the well. These batteries consist of a treater and water disposal facility. Produced oil from the property is pipeline connected and transferred by means of lease automated custody transfer units. Water is disposed of in third party disposal wells.

The Senex property consists of 1,600 gross (505 net) acres of developed land and 6,720 gross (1,202 net) acres of undeveloped land.

Forte has no drilling plans for the Senex property in 2004.

The Forte Sproule Report attributes proven reserves of 355 Mbbls of oil and 16 Mmcf of natural gas to Forte's working interest in the Senex area.

Kidney, Alberta

The Kidney property is located in the Red Earth area of Alberta approximately 375 kilometers north of Edmonton, Alberta. Forte's interests in Kidney consist of working interests ranging from 20% to 100% and averaging 43% (reserves volume weighted). Forte has an interest in 24 producing wells (11 net), two active water disposal wells (1.1 net) and 15 suspended wells (5.6 net). The average Forte working interest production from the property was 179 bopd, 76 Mcf of gas per day and one Bbl of natural gas liquids per day for the month of December 2003. Forte operates 11 wells associated with this property. In addition, Forte has working interests in three separate central oil batteries with working interests varying from 7% to 100%. Forte has 8 boe/d of low water cut production that is trucked to a Forte owned battery for treating and all other production is pipeline connected to central batteries. With all three batteries, Forte has sufficient capacity to treat its share of production. At the central batteries, produced oil and water is separated. Oil from the property is delivered to the Keyspan pipeline system by means of lease automated custody transfer units. Water is disposed of in water disposal wells in which Forte has working interests.

The Kidney property consists of 5,760 gross (2,341 net) acres of developed land and 37,280 gross (24,864 net) acres of undeveloped land.

Forte has plans to optimize production and reduce the operating costs of several wells in the Kidney property. Optimization efforts will consist of pumping equipment upgrades while significant operating cost reductions will be realized with the installation of electrical power to several wells and continued optimization of the central facilities.

Forte has plans to drill a 100% working interest Bluesky gas well in the Kidney property in 2004.

The Forte Sproule Report attributes proven reserves of 219.4 Mbbls of oil and 42 Mmcf of natural gas to Forte's working interest in the Kidney area.

Carson Creek, Alberta

The Carson Creek property is located in Central Alberta approximately 150 kilometers northwest of Edmonton, Alberta. Forte's interest in Carson Creek consists of a working interest of 4.883% of the Carson Creek Beaverhill Lake Unit #1. Forte has an interest in 19 producing wells (0.9 net) and 4 suspended wells (0.15 net). The average Forte working interest production from the property was 705 Mcf per day and 65 Bbls of liquids per day for the month of December 2003. ExxonMobil is the operator of this property. In addition, Forte has working interests of 4.883% in the central gas processing plant, gathering system and one water disposal well associated with the Unit. Sales gas is delivered into the TransCanada Pipeline system and water is disposed of in a Unit owned water disposal well.

The Carson Creek property consists of 2,880 gross (2,580 net) acres of developed land and 320 gross (112 net) acres of undeveloped land.

There are no drilling plans for the Carson Creek property in 2004.

The Forte Sproule Report attributes proven reserves of 528 Mmcf of gas and 46.1 Mbbls of natural gas liquids to Forte's working interest in the Carson Creek area.

Chip Lake/Niton, Alberta

The Chip Lake/Niton property is located in Central Alberta approximately 100 kilometers northwest of Edmonton, Alberta. Forte's interests in Chip Lake/Niton consist of working interests ranging from 25% to 85% and averaging 64% (reserves volume weighted). Forte has an interest in 5 producing wells (2.6 net) and 3 suspended wells (1.4 net). The average Forte working interest production from the property was 4 bopd, 293 Mcf/d of gas and 10 Bbls of NGLs per day for the month of December 2003. Forte operates 4 wells associated with this property. In addition, Forte has a working interest of 85% in a central compression facility. Production is either gathered in pipelines connecting wells to central batteries or trucked from wells to third party batteries.

The Chip Lake/Niton property consists of 3,200 gross (1,708 net) acres of developed land and 13,760 gross (9,948 net) acres of undeveloped land.

Production began in January 2004 on the Leaman 14-8-56-11 W5 well, which was drilled by Forte and a partner in the fourth quarter of 2003.

Forte plans to drill a gas prospect (one well) at Niton in 2004.

The Forte Sproule Report attributes proven reserves of 18.1 Mbbls of oil, 508 Mmcf of natural gas and 19.9 Mbbls of NGLs to Forte's working interest in the Chip Lake/Niton area.

Evi, Alberta

The Evi property is located in the Red Earth area of Alberta approximately 300 kilometers north of Edmonton, Alberta. Forte's interests in Evi consist of working interests ranging from 13.5% to 100% and averaging 77% (reserves volume weighted). Forte also has overriding royalty interests ranging from 0.625% to 15% in the area. Forte has an interest in 22 producing wells (13.4 net) and 28 suspended wells (15.2 net). The average Forte working interest production from the property was 176 bopd for the month of December 2003. Forte operates 29 wells associated with this property. In addition, Forte has a 100% working interest in 2 central batteries and a 71% working interest in a third central oil battery. All batteries include water disposal wells. Production is either pipeline connected to central batteries or trucked from wells to central batteries.

The Evi property consists of 4,840 gross (3,200 net) acres of developed land and 5,600 gross (3,935 net) acres of undeveloped land.

Forte has plans to drill one horizontal re-entry at Evi in 2004.

The Forte Sproule Report attributes proven reserves of 127.5 Mbbls of oil to Forte's working interest in the Evi area.

Panny, Alberta

The Panny property is located in the Red Earth area of Alberta approximately 500 kilometers north of Edmonton, Alberta. Forte's interests in Panny consist of working interests ranging from 50% to 100% and averaging 66% (reserves volume weighted). Forte has an interest in 8 producing wells (5.7 net) and 4 suspended wells (2.6 net). The average Forte working interest production from the property was 121 bopd for the month of December 2003. Forte operates 10 wells associated with this property. Forte does not have a working interest in any of the central oil batteries and water disposal wells. Produced oil from the property is pipeline connected and transferred by means of lease automated custody transfer units. Water is disposed of in third party disposal wells.

The Panny property consists of 1,920 gross (1,208 net) acres of developed land and 17,760 gross (11,924 net) acres of undeveloped land.

Forte has plans to optimize production and reduce the operating costs of certain wells in the Panny property. Optimization efforts will consist of well stimulations while operating cost reductions will be realized with the installation of a Scada system to improve production monitoring while reducing contract operating fees.

Forte has no drilling plans for the Panny property in 2004.

The Forte Sproule Report attributes proven reserves of 169.1 Mbbls of oil to Forte's working interest in the Panny area.

Minor Alberta Properties

Forte's minor properties are located throughout Alberta. Forte's interest in its minor properties averages 13% (reserves volume weighted). Forte has an interest in 60 producing wells (26 net) and 36 suspended wells (12 net). The average Forte working interest production from these properties was 148 bopd, 585 Mcf/d of gas and 23 Bbls of NGLs per day for the month of December 2003. Forte operates 41 wells associated with these properties.

The minor properties consist of 24,360 gross (8,458 net) acres of developed land and 40,160 gross (23,877 net) acres of undeveloped land.

The Forte Sproule Report attributes proven reserves of 203 Mbbls of oil, 908 Mmcf of natural gas and 26 Mbbls of NGLs to Forte's working interest in its minor properties.

Forte has no drilling plans for its minor properties in 2004.

Principal Exploration Prospects

The following is a description of Forte's principal oil and natural gas exploration prospects. The term "net", when used to describe Forte's expected share of production, means the total of Forte's working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres are as at December 31, 2003. **Each of the exploration drilling prospects has varying degrees of geological risk associated with them. Expected reserve levels and initial production rates are internal estimates and have not been reviewed by an independent engineering firm. Given the data available at the time these estimates were prepared, Forte's management believes that the estimates presented below are reasonable and that the expenditures described below are justified. However, the expected reserve levels and initial production rates described below should be read with the understanding that subsequently obtained data may necessitate revisions to these estimates, which revisions may be material. Actual reserve levels and initial production rates could differ from those estimated, and the differences could be material. There can be no assurance that the capital expenditures contemplated below will result in the addition of any reserves. These reserve and production rate estimates are not included in the total reserve and production rate amounts for Forte.**

Webster, Alberta

The Webster prospect area is located in the Grande Prairie area of Alberta approximately 400 kilometers northwest of Edmonton. Forte has 4,320 gross (3,744 net) acres of undeveloped land covering the prospect.

Forte has budgeted $1,000,000 gross ($235,000 net) during the first quarter of 2004 to drill one well for Halfway gas on lands owned by another company and immediately adjacent to Forte's lands at Webster. Forte is anticipating a farm-in arrangement with standard industry terms, however a definitive agreement has not yet been reached with that company. In addition, Forte plans to joint venture with another company on the drilling, completion and tie-in costs associated with this prospect. After applying a 50% chance of success factor, Forte's estimate of its share of expected reserves is 150 Mmcf. If successful, Forte expects the initial production rate for the Halfway zone in the well will be 1.0 Mmcf/d gross (150 Mcf/d net), commencing in the third quarter of 2004.

Forte has budgeted $3,000,000 gross ($250,000 net) during the third quarter of 2004 to drill one well for Wabamun gas on lands in which Forte owns a 100% working interest. Forte is anticipating a farm-out arrangement with another company under standard industry terms, under which Forte will not share in the drilling and completion costs of the prospect well, but will contribute 50% of the estimated $500,000 gross ($250,000 net) tie-in costs for a successful well. After applying a 25% chance of success factor, Forte's estimate of its share of expected reserves is

2,500 Mmcf. If successful, Forte expects the initial production rate for the Wabamun zone in the well will be 2,500 Mcf/d net to Forte.

Pembina, Alberta

The Pembina prospect area is located in the Drayton Valley area of Alberta approximately 150 kilometers southwest of Edmonton. Forte has 3,360 gross (854 net) acres of undeveloped land in the vicinity of the prospect.

Forte has budgeted $2,200,000 gross ($330,000 net) during the first quarter of 2004 to drill one well for Nisku gas on lands owned by Forte and other companies. Forte plans to joint venture with these other companies on the drilling, completion and tie-in costs associated with this prospect. After applying a 30% chance of success factor, Forte's estimate of its share of expected reserves is 225 Mmcf. If successful, Forte expects the initial production rate for the Nisku zone in the well will be 5.0 Mmcf/d gross (750 Mcf/d net), commencing in the third quarter of 2004.

Forte has budgeted $2,150,000 gross ($322,000 net) during the second quarter of 2004 to drill one well for Nisku oil on lands owned by Forte and other companies. Forte plans to joint venture with these other companies on the drilling, completion and tie-in costs associated with this prospect. After applying a 40% chance of success factor, Forte's estimate of its share of expected reserves is 18 Mbbls. If successful, Forte expects the initial production rate for the Nisku zone in the well will be 300 Bbls/d gross (45 Bbls/d net), commencing in the fourth quarter of 2004.

Gibos, Alberta

The Gibos prospect area is located in the Grande Prairie area of Alberta approximately 450 kilometers northwest of Edmonton. Forte has 7,520 gross (3,765 net) acres of undeveloped land in the vicinity of the prospect.

Forte has budgeted $1,150,000 gross ($347,000 net) during the second quarter of 2004 to drill one well for Kiskatinaw gas on lands owned by another company. Forte is anticipating a farm-in arrangement with standard industry terms, however a definitive agreement has not yet been reached with that company. Forte plans to joint venture with other companies on the drilling, completion and tie-in costs associated with this prospect. After applying a 25% chance of success factor, Forte's estimate of its share of expected reserves is 250 Mmcf. If successful, Forte expects the initial production rate for the Kiskatinaw zone in the well will be 3.0 Mmcf/d gross (600 Mcf/d net), commencing in the fourth quarter of 2004.

Grande Prairie, Alberta

The Grande Prairie prospect area is located in the Grande Prairie area of Alberta approximately 400 kilometers northwest of Edmonton. Forte has 4,480 gross (4,160 net) acres of undeveloped land in the vicinity of the prospect.

Forte has budgeted $1,550,000 gross ($462,000 net) during the second quarter of 2004 to drill one well for Banff gas on lands owned by Forte. Forte is anticipating a farm-out arrangement with another company under standard industry terms, under which Forte will undertake reduced exposure in the drilling and completion costs of the prospect well, but will undertake a greater exposure in the tie-in costs for a successful well. A definitive agreement has not yet been reached with that company. After applying a 40% chance of success factor, Forte's estimate of its share of expected reserves is 440 Mmcf. If successful, Forte expects the initial production rate for the Banff zone in the well will be 1.5 Mmcf/d gross (825 Mcf/d net), commencing in the fourth quarter of 2004.

Niton, Alberta

The Niton prospect area is located in the Whitecourt area of Alberta approximately 150 kilometers northwest of Edmonton. Forte has 12,480 gross (9,467 net) acres of undeveloped land in the vicinity of the prospect.

Forte has budgeted $870,000 gross ($479,000 net) during the third quarter of 2004 to drill one well for Rock Creek gas on lands owned by Forte and another company. Forte plans to joint venture with another company on the drilling, completion and tie-in costs associated with this prospect. After applying a 50% chance of success factor, Forte's estimate of its share of expected reserves is 1,100 Mmcf. If successful, Forte expects the initial production

rate for the Rock Creek zone in the well will be 1.5 Mmcf/d gross (825 Mcf/d net), commencing in the fourth quarter of 2004.

Evi, Alberta

The Evi prospect area is located in the Red Earth area of Alberta approximately 400 kilometers north of Edmonton. Forte has 4,160 gross (3,165 net) acres of undeveloped land in the vicinity of the prospect.

Forte has budgeted $750,000 gross ($750,000 net) during the third quarter of 2004 to drill one additional horizontal leg in an existing horizontal Slave Point oil well on lands owned by Forte. After applying a 75% chance of success factor, Forte's estimate of expected reserves is 100,000 Bbls. If successful, Forte expects the initial production rate for the Slave Point zone in the well will be 100 Bbls/d gross (100 Bbls/d net), commencing in the fourth quarter of 2004.

Reserves

Sproule prepared the Forte Sproule Report evaluating all of the properties of Forte effective October 1, 2003. The Forte Sproule Report is summarized in the tables and notes below. **The Forte Sproule Report contains an evaluation prior to provision for income taxes.**

Forecasts of reserves and associated net production revenues are forward-looking statements based on judgements regarding future events. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data available at the time the Forte Sproule Report was prepared, Forte believes that the estimates presented therein and summarized below are reasonable. However, they should be read with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material. The net present values of the reserves presented in the Forte Sproule Report and summarized below simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as an opinion of fair market value.

Readers are cautioned that statements in the Forte Sproule Report, and in this summary of the Forte Sproule Report, may contain forward-looking statements, including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures.

Summary of Oil and Gas Reserves and Net Pre-Tax Present Values of Future Net Revenue

(Based on Escalating Price and Cost Assumptions)
October 1, 2003

	Forte's Interest in Reserves						Net Pre-Tax Present Values of Future Net Revenue (M$)			
	Crude oil (Mbbls)		Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
PROVED										
Developed Producing	1,508	1,328	91	61	1,909	1,452	28,381	23,384	21,653	20,231
Developed Non-Producing	-	-	-	-	87	74	269	204	183	166
Undeveloped	136	109	-	-	7	5	1,022	527	353	212
TOTAL PROVED	1,644	1,436	91	61	2,002	1,530	29,671	24,115	22,188	20,609
PROBABLE	719	648	72	47	1,291	977	15,253	7,952	6,278	5,126
TOTAL PROVED PLUS PROBABLE	2,363	2,084	163	108	3,293	2,507	44,925	32,067	28,467	25,735

Summary of Oil and Gas Reserves and Net Pre-Tax Present Values of Future Net Revenue

(Based on Constant Price and Cost Assumptions)
October 1, 2003

	Forte's Interest in Reserves						Net Pre-Tax Present Values of Future Net Revenue (M$)			
	Crude oil (Mbbls)		Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
PROVED										
Developed Producing	1,582	1,388	92	61	1,922	1,462	36,907	29,179	26,581	24,486
Developed Non-Producing	-	-	-	-	87	74	320	233	205	183
Undeveloped	136	106	-	-	7	5	1,620	969	740	556
TOTAL PROVED	1,718	1,494	92	61	2,015	1,540	38,847	30,380	27,526	25,226
PROBABLE	761	679	72	47	1,297	982	20,424	10,562	8,274	6,703
TOTAL PROVED PLUS PROBABLE	2,479	2,173	164	108	3,312	2,522	59,271	40,942	35,800	31,929

Notes:

(1) Columns may not add due to rounding.

(2) The following definitions form the basis of Sproule's classification of reserves and values presented in the Forte Sproule Report. They have been prepared by the Standing Committee on Reserves Definitions of the Petroleum Society of the CIM, incorporated in the Society of Petroleum Evaluation Engineers Canadian Oil and Gas Evaluation Handbook (**"COGE Handbook"**) and specified by National Instrument 51-101 (**"NI 51-101"**).

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions(1), which are generally accepted as being reasonable, and which must be disclosed.

(1) For the purposes of NI 51-101, the key economic assumptions are the prices and costs used in the estimate, namely:

(a) constant prices and costs as at the last day of a reporting issuer's financial year; or
(b) forecast prices and costs.

Reserves are classified according to the degree of certainty associated with the estimates.

1. Proven Reserves

Proven reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proven reserves.

2. Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

3. Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Each of the reserves categories (proved, probable, and possible) may be divided into developed or undeveloped categories.

4. Developed Reserves

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

5. Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

6. Developed Non-Producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

7. Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered

from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

8. Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the definitions in Section 1, 2 and 3 are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

a. There is a 90% probability that at least the estimated proved reserves will be recovered.

b. There is a 50% probability that at least the sum of the estimated proved reserves plus probable reserves will be recovered.

c. There is a 10% probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimates will be performed using deterministic methods that do not provide a quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

9. Pipeline Gas Reserves are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

10. Remaining Recoverable Reserves are the total remaining recoverable reserves associated with the acreage in which a company has an interest.

11. Company Gross Reserves are a company's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

12. Company Net Reserves are the gross remaining reserves of the properties in which a company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

13. Net Production Revenue is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

(3) Sproule's short term outlook for oil and gas prices adopts the NYMEX futures market for the forecast period ending June 30, 2005. The forecast used in the Forte Sproule Report was derived as of September 1, 2003 and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for a September contract. The oil price forecasts are based on the NYMEX Division light, sweet (low-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable, and the gas price forecasts are based on the NYMEX Division Henry Hub natural gas futures contract. The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plantgate prices for Canadian oil, natural gas, and natural gas by-product production. Crude oil, NGL and natural gas base case prices, as forecast in the Forte Sproule Report, are as follows:

Year	WTI Cushing[a] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta AECO-C Spot ($Cdn/Mmbtu)	Henry Hub ($US/Mmbtu)
2003 4 mo	30.62	41.56	6.22	5.16
2004	27.38	36.98	6.04	5.04
2005	23.99	32.66	5.02	4.25
2006	23.00	31.28	4.57	3.92
2007	23.35	31.78	4.63	3.98
2008	23.70	32.26	4.70	4.04
2009	24.06	32.75	4.79	4.10
2010	24.42	33.24	4.87	4.16
2011	24.78	33.74	4.96	4.22
2012	25.15	34.25	5.05	4.29
2013	25.53	34.77	5.15	4.35
2014	25.91	35.30	5.24	4.42
Thereafter	Escalation Rate of 1.5% Thereafter			

Note:
a. 40 degrees API, 0.4% sulphur

(4) The product price of $38.88/Bbl (Cdn.) for crude oil and $5.64/Mmbtu (Cdn.) for natural gas used in the constant price and cost evaluation was the September 30, 2003 spot price used by Sproule.

(5) The exchange rates assumed through the period in the Forte Sproule Report are as follows:

Year	$Can/$US Exchange Rate
2003 (3 months)	0.710
2004	0.710
2005+	0.700

(6) The Forte Sproule Report estimates the future capital expenditures necessary to achieve the estimated present values of future proved plus probable net revenues based on both escalating and constant costs to be as follows:

Year	Escalating	Constant
2003	6,000	6,000
2004	2,531,000	2,494,000
2005	99,000	96,000
thereafter	257,000	236,000
Total	2,893,000	2,832,000

(7) 99.8% of the Proved Developed Producing Reserves evaluated in the Forte Sproule Report were on production as at October 1, 2003.

(8) The ARTC is included for all reserves categories, where applicable. The Forte Sproule Report assumes that the ARTC will continue at existing rates under the existing guidelines.

(9) Crude oil and natural gas hedges in place by Forte were not taken into account in the evaluation.

(10) Abandonment and reclamation costs were provided by Forte and included in the Forte Sproule Report. These costs included well abandonment and surface lease reclamation. Gathering system abandonment and right-of-way reclamation, and battery, plant, and processing facility removal and site reclamation costs were not included in the Forte Sproule Report.

(11) Operating and capital costs were based on current costs and escalated to the dates when these costs would be incurred. The operating costs and capital costs were escalated at 1.5% per annum. Where applicable, a fee for dehydration, gathering, compression and processing was applied against royalty gas and credited to Forte. Operating and capital costs were not escalated in the constant cost assumption scenario.

Copies of the Forte Sproule Report are available for inspection at the head office of Forte until the Forte Meeting.

Reserve Reconciliation

	Natural Gas (Mmcf)			Crude Oil (Mbbls)			NGLs (Mbbls)		
	Total Proved	Total Probable(1)	Proved + Probable(1)	Total Proved	Total Probable(1)	Proved + Probable(1)	Total Proved	Total Probable(1)	Proved + Probable(1)
Opening Balance Dec. 31, 2001	406	53	459	166	18	184	17	2	19
Acquisitions	483	4	487	1,256	215	1,471	10	-	10
Dispositions	-	-	-	-	-	-	-	-	-
Discoveries	122	72	194	26	15	41	8	5	13
Production	(76)	-	(76)	(90)	-	(90)	(3)	-	(3)
Revisions	(51)	-	(51)	(41)	-	(41)	(2)	-	(2)
Closing Balance Dec. 31, 2002	884	129	1,013	1,317	248	1,565	30	7	37
Acquisitions	1,833	1,051	2,884	323	112	435	91	65	156
Dispositions									
Discoveries				63	28	91			
Production	(316)	-	(316)	(288)	-	(288)	(13)	-	(13)
Revisions	(398)	110	(288)	228	332	560	(17)	0	(17)
Closing Balance Oct. 1, 2003	2,002	1,291	3,293	1,644	719	2,363	91	72	163

Notes:

(1) The December 31, 2001 and December 31, 2002 probable reserves figures have been reduced by 50% for risk.

(2) Assumes escalated prices and costs and continuance of current laws and regulations.

Undeveloped Lands

The following table sets out Forte's undeveloped land holdings as at September 30, 2003.

	Acres As at September 30, 2003	
	Gross(1)	Net(2)
Alberta	146,080	90,599
Total	146,080	90,599

Notes:

(1) "Gross" refers to the total acres in which Forte has an interest.

(2) "Net" refers to the total acres in which Forte has an interest, multiplied by the percentage working interest therein owned by Forte.

Wells

The following table sets forth the number and status of wells in which, at December 31, 2003, Forte had an interest and which are material, which are producing or which Forte considers to be capable of production.

	Crude Oil				Natural Gas			
	Producing		Shut-In(1)		Producing		Shut-In(1)	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	136	72	68	41	30	6	9	3
Total	136	72	68	41	30	6	9	3

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "Gross" wells are defined as the total number of wells in which Forte has an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Forte's percentage working interest therein.

Production History, Prices Received and Capital Expenditures

The following table sets forth certain information in respect of production, product prices received and expenditures made by Forte for the fiscal quarters indicated.

	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003	Three Months Ended March 31, 2003	Three Months Ended December 31, 2002	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Three Months Ended December 31, 2001
Average Daily Production[(1)]								
Crude oil (Bbls/d)	1,201	1,049	944	573	238	146	38	-
NGLs (Bbls/d)	87	10	14	12	9	7	5	-
Natural gas (Mcf/d)	2,073	394	388	324	305	96	109	-
Combined (boe) @ 6:1	1,634	1,125	1,023	639	298	169	61	-
Average Prices Received								
Crude oil & NGLs ($/Bbl)(wellhead)	40.66	40.40	49.84	42.43	41.21	38.36	30.48	-
Natural gas ($/Mcf) (wellhead)	5.81	6.98	8.29	6.00	4.07	4.54	3.65	-
Combined ($/boe) (incl. hedges)	37.21	38.32	43.05	41.42	37.25	37.31	27.93	-
Royalties								
Crude oil & NGLs ($/Bbl)	6.87	5.86	8.64	6.15	5.55	4.46	2.47	-
Natural gas ($/Mcf)	2.04	2.42	2.29	1.77	1.03	2.90	1.73	-
Combined ($/boe)	8.01	6.36	8.96	6.53	5.66	5.68	4.82	-
Operating Expenses[(2)]								
Combined ($/boe)	11.09	14.21	12.30	10.96	8.71	11.33	11.47	-
Operating Netback Received								
Combined ($/boe)	18.11	17.75	21.79	23.93	22.88	20.30	11.64	-
Capital Expenditures (thousands of $)								
Acquisitions, net of dispositions	418	10,928	10	9,457	682	1,068	1,261	1,212
Exploration, including drilling	1,258	1,230	2,827	761	1,776	456	287	228
Development, including facilities	487	508	1,170	561	401	8	-	-
Other assets	15	16	8	5	2	6	8	35
Total Capital Expenditures ($)	2,178	12,682	4,015	10,784	2,861	1,538	1,556	1,475

Note:
(1) Before deduction of royalties.
(2) Includes all field operating expenses.

Forte's crude oil production for the nine months ended September 30, 2003 was 100% light quality crude oil (32° API or greater).

For the nine months ended September 30, 2003, approximately 88% (90% in 2002) of Forte's gross revenue was derived from crude oil and NGLs production and approximately 12% (10% in 2002) was derived from natural gas production.

Drilling History

The following table sets forth the gross and net exploratory and development oil and natural gas wells that Forte drilled or in which Forte participated in drilling during the periods indicated.

	Year Ended December 31, 2003		Year Ended December 31, 2002		Period Ended December 31, 2001	
	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]
Crude Oil	2	1.55	1	1.00	-	-
Natural Gas	-	-	-	-	-	-
Dry [(3)]	4	2.38	2	1.25	-	-
TOTAL	6	3.93	3	2.25	-	-

Notes:
(1) "Gross Wells" means the number of wells in which Forte has an interest.
(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by Forte's percentage working interest therein.
(3) "Dry" refers to a well which is not productive. A productive well is a well which is capable of producing oil and gas in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

Marketing

Forte's crude oil and natural gas production is sold through marketing companies, with the exception of small quantities of non-operated properties which are marketed by the operator. These contracts are generally for less than a year and are cancellable on 30 days notice.

Forte conducts an active hedging program for both oil and gas prices. Forte currently has contracts to sell its future crude oil production as follows:

Crude Oil Production

Term	Quantity (Barrels/day)	Price (U.S.$/Barrel)
July 1, 2003 – June 30, 2004	100	25.81
January 1, 2004 – June 30, 2004	500	25.03

Term	Quantity (Barrels/day)	Price (Cdn.$/Barrel)
January 1, 2004 – March 31, 2004	100	38.34
July 1, 2004 – September 30, 2004	300	35.72

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Forte consists of an unlimited number of Forte Common Shares, an unlimited number of first preferred shares ("**Forte First Preferred Shares**"), an unlimited number of second preferred shares ("**Forte Second Preferred Shares**") and 3,500,000 Forte Performance Shares. As at January 29, 2004, there were 16,398,700 Forte Common Shares, 3,000,000 Forte Performance Shares and no Forte Second Preferred Shares issued and outstanding. In addition, as at such date, there were an aggregate of 885,000 Forte Common Shares

reserved for issuance upon the exercise of Forte Options and an aggregate of 3,000,000 Forte Common Shares reserved for issuance upon the conversion of Forte Performance Shares.

In connection with the Forte Arrangement, holders of Forte Common Shares shall receive 0.894 of a Denison Oil Common Share for each Forte Common Share held and holders of Forte Performance Shares shall receive 0.894 of a Denison Oil Performance Share for each Forte Performance Share held. The Denison Oil Common Shares and the Denison Oil Performance Shares have the rights, privileges, restrictions and conditions substantially as described under "Description of Share Capital" set forth in Exhibit N to this Information Circular.

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares of Forte.

Forte Common Shares

The holders of Forte Common Shares are entitled to notice of, to attend and to vote at any meeting of the shareholders of Forte (other than meetings of a class or series of shares of Forte other than the Forte Common Shares as such) and to one vote per share on a ballot.

The holders of Forte Common Shares are entitled to receive dividends as and when declared by the Board of Directors of Forte on the Forte Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Forte ranking in priority to the Forte Common Shares in respect of dividends.

The holders of Forte Common Shares are entitled in the event of any liquidation, dissolution or winding-up of Forte, whether voluntary or involuntary, or any other distribution of the assets of Forte among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Forte ranking in priority to the Forte Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any class of shares of Forte ranking equally with the Forte Common Shares in respect of return of capital, in such assets of Forte as are available for distribution.

Forte First Preferred Shares

The Forte First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the directors of Forte must, by resolution, fix the number of shares that will form such series and must, subject to the limitations set out in Forte's Articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Forte First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of Forte or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Forte First Preferred Shares or payment in respect of capital on any shares in the capital of Forte or creation or issue of debt or equity securities; the whole subject to filing Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing, the directors of Forte may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Forte First Preferred Shares, subject to filing Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

The Forte First Preferred Shares of each series must rank on a parity with the Forte First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Forte First Preferred Shares shall be entitled to a preference over the Forte Second Preferred Shares and the Forte Common Shares and over any other shares of Forte ranking junior to the Forte First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Forte, whether

voluntary or involuntary, or any other distribution of the assets of Forte among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Forte First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Forte First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Forte First Preferred Shares of any series may also be given such other preferences not inconsistent with Forte's Articles over the Forte Second Preferred Shares and the Forte Common Shares and any other shares ranking junior to the Forte First Preferred Shares as may be determined in the case of each such series of Forte First Preferred Shares.

The rights, privileges, restrictions and conditions attaching to the Forte First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Forte First Preferred Shares given as specified in Forte's Articles.

Forte Performance Shares

1. The holders of the Forte Performance Shares are not entitled (except as expressly provided in the ABCA) to receive notice of or to attend any meeting of the shareholders of Forte and are not entitled to vote at such meeting.

2. The holders of the Forte Performance Shares are not entitled to dividends.

3. No dividend can be declared or paid on any class of shares of Forte if it would result in the realizable value of the assets of Forte, net of liabilities which exist at the relevant time, being less than the aggregate of the Redemption Amount (as hereinafter defined) of all of the issued and outstanding Forte Performance Shares.

4. In the event of a liquidation, dissolution or winding up of Forte or any other distribution by way of repayment of capital, the holders of the Forte Performance Shares are entitled to receive an amount equal to the Redemption Amount per share prior to any payment or distribution to any other class of shares of Forte. The Forte Performance Shares are not entitled to share any further in the distribution of the property or assets of Forte except to the extent described above.

5. Any Forte Performance Shares which are outstanding on the first day following the fifth anniversary of their date of issue shall automatically be redeemed for cancellation without the consent of the holders thereof at an amount equivalent to $0.00001 per such share (the "**Redemption Amount**").

6. Prior to the day following the third anniversary of their date of issue, one half of the issued and outstanding Forte Performance Shares shall automatically convert into Forte Common Shares, subject to the provisions described below, on the basis of one Forte Common Share for each Forte Performance Share provided that the Forte Performance Shares shall only be convertible from and after the earlier of:

(a) the date that Forte achieves cash flow per fully diluted Forte Common Share (including, for greater clarity, the deemed conversion of the Forte Performance Shares) for four consecutive prior fiscal quarters resulting in a one year cash flow per fully diluted Forte Common Share (calculated in accordance with industry standards and the nature of Forte's business) of $0.50 per share; or

(b) if Forte becomes a company listed on a stock exchange, the date that the weighted average trading price of the Forte Common Shares is greater than $2.00 per Forte Common Share (basic) for 20 consecutive trading days on such exchange.

7. Prior to the automatic redemption referred to in paragraph 5 above, and following the third anniversary of their date of issue, any outstanding Forte Performance Shares shall automatically convert into Forte Common Shares, subject to the provisions described below, on the basis of one Forte Common Share for each Forte

Performance Share provided that the Forte Performance Shares shall only be convertible from and after the earlier of:

(a) the date that Forte achieves cash flow per fully diluted Forte Common Share (including, for greater clarity, the deemed conversion of the Forte Performance Shares) for four consecutive prior fiscal quarters resulting in a one year cash flow per fully diluted Forte Common Share (calculated in accordance with industry standards and the nature of Forte's business) of $1.10 per share; or

(b) if Forte becomes a company listed on a stock exchange, the date that the weighted average trading price of the Forte Common Shares is greater than $3.00 per Forte Common Share (basic) for 20 consecutive trading days on such exchange.

8. If Forte shall:

(a) declare a dividend or make a distribution on its outstanding Forte Common Shares payable in Forte Common Shares;

(b) divide its outstanding Forte Common Shares into a greater number of shares; or

(c) consolidate its outstanding Forte Common Shares into a smaller number of shares;

then the conversion basis referred to in clauses 6 and 7 above shall be proportionately adjusted effective immediately after the record date determined for the purposes of such dividend, distribution, subdivision or consolidation. In the case of events referred to in (a) and (b) above, the conversion basis shall be increased in proportion to the increase to the number of outstanding Forte Common Shares resulting from such dividend, distribution or subdivision and, in the case of the events referred to in (c) above, the conversion basis shall be decreased in proportion to the decrease in the number of outstanding shares resulting from such consolidation.

9. In the case of any reclassification or change (other than changes resulting only from consolidation or subdivision) of the Forte Common Shares, each Forte Performance Share shall, after such reclassification, or change, be convertible into the number of Forte Common Shares or other securities or property of Forte, to which a holder of the number of Forte Performance Shares would have been issued if such Forte Performance Shares had been converted immediately prior to such reclassification or change would have been entitled upon such reclassification or change.

10. In the case of a change of control of Forte which is to occur by way of takeover bid, arrangement, share sale, amalgamation, consolidation or merger of Forte with or into any other corporation, or in the case of any sale of the properties and assets of Forte as or substantially as an entirety to any other corporation (collectively, the "**Transaction**"), for a period commencing seven (7) days prior to the closing of the Transaction and extending to the date of the closing of the Transaction, the holders of Forte Performance Shares shall have the right to convert all outstanding Forte Performance Shares into Forte Common Shares on the basis of one Forte Common Share for each Forte Performance Share provided that the Net Realized Equity Value per fully diluted share (including, for greater clarity, the deemed conversion of the Forte Performance Shares) is greater than $(1.15)^n$ where n equals the number of years (or partial years) since the issue date of the Forte Performance Shares. Net Realized Equity Value shall be defined as the net cash liquidation value of Forte.

Forte Second Preferred Shares

The Forte Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the directors of Forte shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in Forte's Articles, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the Forte Second Preferred Shares of such series. The rights, privileges, restrictions and conditions attaching to the Forte Second Preferred Shares as a class are in all respects the same as the rights, privileges, restrictions and conditions attaching to the Forte First Preferred Shares as

a class, provided, however, that the Forte First Preferred Shares are accorded the preferences over the Forte Second Preferred Shares described above under the heading "Forte First Preferred Shares".

CAPITALIZATION

The following table sets forth the capitalization of Forte as at December 31, 2002, September 30, 2003 and December 31, 2003.

Authorized	As at December 31, 2002	As at September 30, 2003	As at December 31, 2003[(1)]
Revolving bank loan	$823,164	$11,148,860	$11,146,486
Share capital			
Forte Common Shares[(2)(3)] (unlimited)	$15,667,374 (15,998,700 shs)	$16,064,682 (16,398,700 shs)	$16,064,682 (16,398,700 shs)
Forte Performance Shares (3,500,000)	$30 (3,000,000 shs)	$30 (3,000,000 shs)	$30 (3,000,000 shs)

Notes:

(1) At December 31, 2003, Forte had a $12.5 million demand revolving credit facility with a Canadian chartered bank that bears interest at the bank's prime lending rate plus 0.4%. The credit facility reduces by the amount of $250,000 each month until it reaches a limit of $12.0 million. The facility is secured by a general security agreement.

(2) As at December 31, 2003, 885,000 Forte Common Shares have been reserved for issuance on exercise of outstanding Forte Options under Forte's stock option plan (see "Stock Options").

(3) As of December 31, 2003, 3,000,000 Forte Common Shares have been reserved for issuance on the conversion of the 3,000,000 issued and outstanding Forte Performance Shares.

(4) As at September 30, 2003, Forte had retained earnings of $864,727 and a provision for abandonment and site restoration in the amount of $992,041.

SELECTED FINANCIAL INFORMATION

Annual Data

The following table sets forth selected financial information of Forte for the periods indicated (in dollars except per share amounts).

	Nine Months ended and as at September 30, 2003	Year ended and as at December 31, 2002	Period ended and as at December 31, 2001[(1)]
Gross revenues before royalties	13,475,949	4,334,421	150,120
Funds generated from operations[(2)]	5,762,987	1,935,840	(38,795)
Per share – basic	0.36	0.13	(0.00)
Per share – diluted	0.30	0.11	(0.00)
Net income	504,987	385,296	(25,556)
Per share – basic	0.03	0.03	(0.00)
Per share – diluted	0.03	0.02	(0.00)
Total assets	35,063,883	19,519,085	14,532,337
Revolving bank loan	11,148,860	823,164	-

Notes:

(1) Forte was incorporated on May 8, 2001 and commenced active business operations on July 1, 2001.

(2) Management uses funds from operations (funds from operating activities before changes in non-cash working capital) to analyze operating performance and leverage. Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities. Funds from operations as prescribed is not intended to represent operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds from operations throughout this Exhibit are based on funds from operations before changes in non-cash working capital.

During the periods presented above Forte experienced considerable growth in its revenue, funds generated from operations and net income as a result of a series of acquisitions that occurred throughout 2002 and 2003. Two acquisitions in the fourth quarter of 2002 increased assets by $9.6 million and production by 670 boe/d. In June 2003 an acquisition for $10.5 million added 450 boe/d of additional production.

Quarterly Data

The following table sets forth selected financial information of Forte for the quarters indicated (in $000's except per share amounts).

	Gross Revenues Before Royalties	Funds generated from Operations	Funds generated from Operations Per Share[1]		Net Income	Net Income Per Share	
			(basic)	(diluted)		(basic)	(diluted)
2001							
4QTR01	150	(39)	(0.003)	(0.003)	(26)	(0.002)	(0.002)
2002							
1QTR02	206	7	0.000	0.000	(34)	(0.002)	(0.002)
2QTR02	628	184	0.012	0.010	37	0.002	0.002
3QTR02	1,055	547	0.036	0.030	69	0.005	0.004
4QTR02	2,445	1,198	0.080	0.066	313	0.021	0.017
2003							
1QTR03	3,963	1,825	0.114	0.094	352	0.022	0.018
2QTR03	3,922	1,574	0.098	0.081	138	0.009	0.007
3QTR03	5,591	2,364	0.147	0.121	15	0.001	0.001

Note:

(1) See Note 2 under "Selected Financial Information".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following is a summary of the variations in Forte's operating results for the periods indicated. Reference should also be made to Forte's financial statements included elsewhere herein.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Information related to the discussion of the results for the nine months ended September 30, 2003 is based upon information available up to January 26, 2004.

Overall Performance

The nine months ended September 30, 2003 was a period of continued growth, through production enhancements and a major acquisition that increased Forte's productive capability as well as its leverage.

Growth

Production increased from 1,000 boe/d at the beginning of the year to 1,650 boe/d at September 30, 2003.

An acquisition of producing properties at June 30, 2003 added 450 boe/d. The remainder of the increase can be attributed to production enhancement operations that provided in excess of 300 boe/d of additional production.

Revenue and cash flow increased in conjunction with the production growth. Oil and gas revenue grew from $4.0 million in the first quarter to $5.6 million in the third quarter. Cash flow increased from $1.8 million in the first quarter to $2.4 million in the third quarter.

Capital Deployment

Forte expended $18.9 million on its capital assets during the first nine months of 2003. Acquisitions of producing properties accounted for $11.0 million of this balance. Drilling, equipping and completion and production enhancement activities accounted for $6.0 million of the capital deployed.

The acquisition cost for each barrel of oil equivalent proven plus probable reserves was $12.04. The cost per flowing barrel of oil, equivalent daily production was $25,171.

During the period ended December 31, 2003 Forte drilled 6 wells (3.93 net) resulting in two oil wells (1.55 net) and 4 dry holes (2.38 net).

Leverage

Forte's revolving bank loan increased from $823,000 at the beginning of the year to $11.1 million at September 30, 2003 primarily as a result of the acquisition that closed on June 30, 2003.

The net debt and working capital position increased from a deficit of $163,000 at the beginning of the year to $12.9 million at September 30, 2003.

The net debt and working capital deficit at September 30, 2003 was approximately one year's future cash flow.

The property acquisition market during 2003 continued to reflect the conditions evidenced in 2002:

1. strong demand for quality assets, particularly natural gas producing properties;

2. fewer properties, in general, were offered for sale;

3. there was an expectation gap between buyers and sellers. In many cases Forte was the high bidder in a public auction process for properties whereupon the seller removed the properties from the market because the bid did not reach their price expectation; and

4. acquisition prices for reserves, particularly natural gas, remained high throughout the period.

Forte was able to consummate an acquisition of 450 boe/d within its value parameters due to the nature of the properties it acquired. Approximately half of the production was located in Forte's northern oil area where there are good synergies with its existing production. As well, these are oil properties with higher than average operating costs. Another major property was at Carson Creek, Alberta. Although a gas property, Forte was able to purchase it favourably, as it had a low non-operated working interest in a large natural gas unit.

Results of Operations

Forte's results of operations are reflected on a boe basis below for the nine months ended September 30, 2003 and September 30, 2002.

	9/30/03		9/30/02		Difference	
	($000's)	$ boe	($000's)	$ boe	($000's)	$ boe
Revenue						
Crude oil and liquids	11,908	39.55	1,549	38.23	10,359	1.32
Natural gas	1,568	35.98	188	24.20	1,380	11.78
	13,476	39.10	1,737	35.97	11,739	3.12
Royalties	2,679	7.77	267	5.53	2,412	2.24
Operating	4,252	12.34	469	9.71	3,783	2.62
General and administrative	586	1.70	426	8.82	160	(7.12)
Interest (net)	196	0.57	(163)	(3.38)	359	3.94
	5,763	16.72	738	15.28	5,025	1.44
Depletion and depreciation	4,670	13.55	578	11.97	4,092	1.58
Income taxes	588	1.71	88	1.82	500	(0.12)
Net income	505	1.47	72	1.49	433	(0.02)

Revenue – Crude oil production and prices have the most significant impact on revenues. Oil production in particular, at 1,098 barrels per day for 2003, was significantly higher than 2002 production of 150 barrels per day. Crude oil prices had a lesser impact increasing by $1.32 per barrel. The crude oil price impact was mitigated by the effect of hedges in 2003. Crude oil prices were higher and stronger than expected over 2003. Forte's hedging program was denominated in U.S. dollars and at fixed prices lower than those experienced, resulting in a hedging loss of $1.18 million or $3.94 per boe.

An analysis of the relative impact of the production and price variables on Forte's oil and liquids revenue is as follows:

	($000's)
Revenue to September 30, 2002	1,549
Production increase at 2002 prices	11,144
Price increase	397
Hedging loss	(1,182)
Revenue to September 30, 2003	11,908

Royalties – Royalties increased in absolute terms due to the increase in revenue. Royalties also increased as a percentage of revenue from 15.4% in 2002 to 19.9% in 2003. The effect of the hedging losses, which do not reduce the related royalties, accounted for a significant portion of this increase. The royalty percentage in 2003, excluding hedging losses, was 18.2%. The remainder of the difference relates primarily to the impact of 2003 acquisitions, which properties tended to have higher royalty rates, and production enhancements to low productivity wells.

Operating costs – Operating costs increased by $2.62 per boe. The majority of Forte's production was acquired after the period ended September 30, 2002. When Forte acquires new properties it undertakes clean-up programs, remedial and maintenance programs to restore the assets to their most efficient capability. This results in higher operating costs initially. Lease maintenance and minor well servicing was $686,000 in 2003 or $1.93 per barrel. Forte's major cost categories in its northern oil area are contract operating, power and fuel and water disposal. Forte is instituting measures in 2004 that will provide for reductions in these areas by installing Scada systems, electrification and renegotiating water disposal contracts. Forte expects operating costs to decrease by $2.00 per barrel as a result of these endeavours.

General and administrative – Although absolute costs in this area increased, the cost per boe decreased substantially from $8.82 per boe in 2002 to $1.70 per boe in 2003. Forte was able to absorb the additional costs of administering the properties that were acquired, without a proportionate increase in personnel or administrative costs. As well, Forte operates over 70% of its production and receives fees for operating wells that offset the costs.

The detailed costs were as follows:

	9/30/03 ($000's)	9/30/02 ($000's)
Gross expenditures	1,331	702
Recoveries from joint operators	327	88
	1,004	614
Capitalized portion	418	188
	586	426

Interest – Interest rates in 2003 were approximately 5.0% and costs were incurred primarily in the third quarter of 2003 when Forte's loan balance increased as a result of a major acquisition on June 30, 2003. Interest during the third quarter was $140,000 compared to $196,000 for the entire nine month period.

Depletion and depreciation – Depletion and depreciation was $13.55 per boe, an increase of $1.58 over 2002. This reflects higher asset purchase costs as wells as higher costs for drilling and other services.

Forte's results of operations for the three month period ended September 30, 2003 and September 30, 2002 calculated on a boe basis are reflected below:

	9/30/03		9/30/02		Difference	
	(000's)	$ boe	($000's)	$ boe	(000's)	$ boe
Revenue						
Crude oil and liquids	4,563	38.51	897	39.47	3,666	(0.97)
Natural gas	1,028	32.34	113	24.16	915	8.18
	5,591	37.20	1,010	36.85	4,581	0.35
Royalties	1,203	8.00	153	5.58	1,050	2.42
Operating	1,666	11.09	234	8.54	1,432	2.55
General and administrative	218	1.45	133	4.85	85	(3.40)
Interest (net)	140	0.93	(57)	(2.08)	197	3.01
	2,364	15.73	547	19.96	1,817	(4.23)
Depletion and depreciation	2,310	15.37	390	14.23	1,920	1.14
Income taxes	39	0.26	88	3.21	(49)	(2.95)
Net income (loss)	15	0.10	69	2.53	(54)	(2.43)

Considering the limited operations throughout 2002 compared to significantly higher levels of activity in 2003, the comparison of the three month periods indicates trends which can be explained by reference to the analysis of the nine month results.

Summary of Quarterly Results

($ thousands)	3/31/03	6/30/03	9/30/03
Total revenues	3,962	3,922	5,591
Net income (loss)	352	138	15
Per Share			
Basic	0.022	0.009	0.001
Fully diluted	0.018	0.007	0.001

Liquidity

At September 30, 2003, Forte had a $13.25 million operating line in place of which $11.1 million was drawn. The credit line reduces by $250,000 per month until it reaches $12.0 million. In addition, Forte's other current liabilities exceed its current assets by $1.8 million. The total of the bank loan and working capital deficit is less than the authorized credit line and are equal to approximately one year's expected cash flow from Forte's producing properties. Forte has no off balance sheet or contingent liabilities.

Forte's bank loan is subject to a borrowing base test on at least an annual basis. If the lender determines that the loan exceeds the calculated borrowing basis, loan repayments would be initiated.

Capital Resources

Forte invested in capital assets as follows:

($ thousands)	9/30/03	9/30/02
Acquisitions	10,956	3,011
Exploration, land and seismic	1,877	808
Drilling, completion and workovers	3,801	1,711
Equipping	2,165	409
Other	76	16
	18,875	5,955

Forte completed a major acquisition on June 30, 2003 for $10.6 million.

Forte drilled five wells (3.38 net) in the first nine months of 2003 resulting in one oil well (1.0 net) and three dry holes (2.38 net). The cost per total boe of the capital resources was $12.04.

Financial Instruments

Forte has entered into forward sales agreements for its 2003 and 2004 crude oil production as follows:

Product	Volume Per Day	Price $	Delivery Point	Term
Crude oil	200	25.03 U.S.	WTI	November 1, 2002 – October 31, 2003
Crude oil	100	25.10 U.S.	WTI	January 1, 2003 – December 31, 2003
Crude oil	100	25.80 U.S.	WTI	January 1, 2003 – December 31, 2003
Crude oil	100	29.31 U.S.	WTI	August 1, 2003 – December 31, 2003
Crude oil	200	28.53 U.S.	WTI	November 1, 2003 – December 31, 2003
Crude oil	100	25.81 U.S.	WTI	July 1, 2003 – June 30, 2003
Crude oil	500	25.03 U.S.	WTI	January 1, 2004 – June 30, 2004
Crude oil	100	38.34 U.S.	WTI	January 1, 2004 – March 31, 2004
Crude oil	300	35.72 U.S.	WTI	July 1, 2004 – September 30, 2004

Commitments

Forte completed its commitment to incur $2,247,075 of exploration expense on behalf of its investors in flow-through Forte Common Shares and has no further obligation at September 30, 2003.

Twelve Months Ended December 31, 2002 Compared to Period Ended December 31, 2001

Overall Performance

The year ended December 31, 2002 was the first full year of operations for Forte. Forte was incorporated on May 8, 2001 and capitalized on August 28, 2001 upon the issuance of 15,000,000 Forte Common Shares at $1.00 per share. Forte began 2002 with one producing property, providing production of 50 boe/d, and cash of $12.58 million. 2002 was a year of growth, capital deployment and establishment of a full cycle exploration program.

Growth

Production at the beginning of the year of 50 boe/d increased to 1,000 boe/d by December 31, 2002. This was achieved primarily through acquisitions of producing oil properties.

The undeveloped land base grew from 10,000 net acres at the beginning of the year to over 85,000 net acres at December 31, 2002.

Revenue and cash flow from operations grew from $206,000 and $7,000, respectively, in the first quarter to $2.5 million and $1.2 million, respectively, in the fourth quarter.

Capital Deployment

Forte expended $12.5 million on eight property acquisitions that provided 906 boe of daily production.

The acquisition cost for each barrel of oil equivalent daily production was $13,748.

In addition, Forte drilled three wells resulting in a dry hole, a cased well awaiting further testing and a producing oil well.

Considering acquisitions and all exploration and development activities, proven reserves were added at a cost of $12.70 per boe.

The property acquisition market in 2002 impacted the extent and nature of our growth in 2002. The acquisition market throughout 2002 could be best characterized as follows:

1. strong demand for quality properties, particularly gas properties. Natural gas prices increased throughout the year and the consensus among buyers seemed to be that they would continue to be strong in the future;

2. fewer properties, in general, were being offered for sale in 2002. The year 2001 had been a year of consolidation in the industry and expectations were that 2002 would be a period of rationalization with many of the non-core assets being offered for sale by the 2001 acquisitions. This did not occur as strong prices combined with low interest rates created an environment favourable for companies to retain assets rather than sell; and

3. acquisition prices for reserves were very high throughout 2002. In particular, prices for natural gas reserves were very high.

Forte's strategy has been to position itself as a value buyer of producing properties. The factors referred to above influenced Forte's acquisition strategy which was directed primarily towards northern oil properties in the Red Earth area. The reasonable acquisition prices and the favourable valuation parameters were possible because of the weighting toward oil, rather than natural gas, and operating costs that were higher than average.

Results of Operations

Forte had no production in 2001, so results of operations are reported on a boe basis for 2002:

	($000's)	$/boe
Revenue		
Crude oil and liquids	3,792	40.27
Natural gas	365	28.71
	4,157	38.89
Royalties	647	6.05
Operating	1,111	10.39
General and administrative	610	5.71
Interest income	(177)	(1.66)
	1,966	18.40
Depletion and depreciation	1,189	11.12
Income taxes	392	3.67
Net income	385	3.61

Revenue – 91% of Forte's gross revenue is derived from crude oil production. Forte's production is light gravity oil and the price is approximately equal to the Edmonton light par price. The average price Forte received for its oil was $40.80. Hedging contracts resulted in a $57,000 reduction in revenue or $0.53 per barrel.

Production – Production increased steadily over the year as a result of several acquisitions. The table below summarizes the eight acquisitions and includes the initial production rates and dates:

Date	Area	boe/d	Price ($000's)
March 20, 2002	Various	60	1,225
April 16, 2002	Kidney	80	660
June 18, 2002	Pembina	1	11
June 21, 2002	Gift	25	335
July 11, 2002	Chip	35	230
July 15, 2002	Gift	35	440
November 1, 2002	Evi	185	2,890
December 1, 2002	Kidney/Red Earth	485	6,665
		906	12,456

The average annual rate of oil production was 258 Bbls/d, although by year end Forte was producing 1,000 Bbls/d.

Royalties – Royalty expenses were $647,000 or $6.05 per boe. Royalties were 15.6% of oil and gas revenue. The royalty rate for these properties is less than average due to the nature of the properties. Many of the wells are low rate producers and as such receive more favourable royalty treatment. This is offset, however, by higher operating costs for these types of wells.

Operating costs – Operating costs of $1.111 million or $10.39 per boe are higher than industry average, partly for the reasons expressed above as well as the costs of handling associated water and the remote nature of the production. As well, $2.62 per boe is the result of well servicing and major repairs and maintenance.

General and administrative – Costs of $610,000 or $5.71 per boe are higher than industry averages. During 2002, Forte added staff to assist in the growth of the production base. Based on the year end exit production rates, the cost was $2.50 per boe. The detailed costs were as follows:

	2002 ($000's)	2001 ($000's)
Gross expenditures	1,285	355
Recoveries from joint operations	(126)	-
	1,159	355
Capitalized portion	(549)	(166)
	610	189

Interest income – Forte earned $177,000 of interest income on its surplus cash balances which were invested in treasury bills and banker's acceptances at an average 2.5%. By December 31, 2002, Forte's cash resources were fully invested so there will likely be no interest income in 2003.

Depletion and depreciation – Depletion and depreciation of $1.189 million was $11.12 per boe. This charge is a reflection of the total finding and acquisition costs for each barrel of oil equivalent reserves.

Income taxes – Income taxes include $30,000 for capital taxes due and payable. The remainder are non-cash future income taxes and result from Forte utilizing tax deductions sooner than the expenses will be recorded in the accounting records. In future years the timing of these differences will be reversed and additional cash taxes will result. The future tax is an estimate of this future liability.

Summary of Quarterly Results

($ thousands)	3/31/02	6/30/02	9/30/02	12/31/02
Total revenues	206	628	1,055	2,445
Net income (loss)	(34)	37	69	313
Per share				
Basic	(0.002)	0.002	0.005	0.021
Diluted	(0.002)	0.002	0.004	0.017

Growth in revenue tracked the timing of acquisitions during the year. During the second quarter 141 boe/d was added. During the third quarter 95 boe/d was added. During the fourth quarter 670 boe/d was added.

Liquidity

Forte has a $5.0 million operating line in place. At December 31, 2002, it had drawn $823,000. The credit limit is subject to a borrowing base test which is reviewed by the bank at least annually. In addition, Forte's current assets exceeded other current liabilities by $659,000. Considering the unused credit facility and the potential cash flow that can be generated from production of 1,000 boe/d at the end of the year, Forte is in a strong financial position. Forte has no off-balance sheet liabilities or contingent liabilities outstanding.

Capital Resources

Forte deployed its cash resources in 2002 as follows:

	2002 ($000's)	2001 ($000's)
Acquisitions	12,468	1,212
Exploration		
Lease acquisitions and retention	601	36
Geological and geophysical	226	26
General and administrative	549	166
Drilling	1,871	-
Equipping	970	-
Abandonment	33	-
Office equipment	21	35
	16,739	1,475

Acquisitions accounted for 75% of total capital expenditures. Drilling was the next largest category at 11%. Forte drilled three wells (2.25 net) resulting in one oil well, one cased well and one dry hole. The average cost per net well was $831,555. Forte participates generally in medium depth areas resulting in a higher average cost per well. We measure the cost of our capital expenditures on the basis of reserves added annually and as a moving average:

	2002	2001	Total
Proven reserves added (Mboe)	1,318	176	1,494
Established reserves added (Mboe)	1,440	176	1,616
Finding costs per boe			
Proven	$ 12.70	$ 8.38	$ 12.19
Established	$ 11.62	$ 8.38	$ 11.27

Financial Instruments

Forte has entered into forward sales agreements for its 2003 crude oil production as follows:

Product	Volume Per Day	Price	Delivery Point	Term
Crude Oil	100	$ 25.80 U.S.	WTI	Jan. 1, 2003 to Dec. 31, 2003
Crude Oil	100	$ 25.10 U.S.	WTI	Jan. 1, 2003 to Dec. 31, 2003
Crude Oil	200	$ 25.03 U.S.	WTI	Nov. 1, 2002 to Oct. 31, 2003
Crude Oil	100	$ 25.85 U.S.	WTI	Aug. 1, 2002 to Jul. 31, 2003
Crude Oil	100	$ 29.31 U.S.	WTI	Aug. 1, 2003 to Dec. 31, 2003
Crude Oil	200	$ 28.53 U.S.	WTI	Nov. 1, 2003 to Dec. 31, 2003

Commitments

Forte issued 998,700 Forte Common Shares for consideration of $2,247,075. Pursuant to this share issue, Forte had agreed to incur Canadian Exploration Expense of $2,247,075 in 2003 to fulfill this obligation. All expenditures required under the flow-through agreements have subsequently been made.

Critical Accounting Estimate

Depletion, depreciation and the provision for site restoration costs are based upon estimates of quantities of proven reserves that are attributed to Forte's leases. Forte relies on independent engineering consultants with expertise in this area to determine reserve estimates. These consultants prepare their reports in accordance with standards and using methodology as specified by regulatory agencies. These reserve estimates may or may not be representative of the actual reserve volumes.

The ceiling test is performed annually and reviewed quarterly. This test estimates the future values of Forte's reserves using the reserve estimates plus estimates for future oil and gas prices, royalty rates and operating costs. The resulting estimate of future cash flow is compared to Forte's recorded cost of capital assets. Forte would record a write down of these costs if the estimated future value is less than the recorded costs.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with Forte and principal occupation of the directors and officers of Forte are set out below, and in the case of directors, the period each has served as a director of Forte. Directors serve until the next meeting of shareholders or until a successor is elected or appointed.

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Thomas J. MacKay Millarville, Alberta	Chairman, Chief Executive Officer and a Director	Chairman and Chief Executive Officer of Forte.	June 20, 2001
Douglas N. Baker[(1)] Calgary, Alberta	President, Chief Financial Officer and a Director	President and Chief Financial Officer of Forte.	June 20, 2001
W. Peter Comber[(1)] Toronto, Ontario	Director	A Managing Director of Barrantagh Investment Management Inc. (formerly McCutcheon Comber Investment Management Inc.), an investment counseling firm.	July 18, 2001
David V. Richards[(1)] Calgary, Alberta	Director	Managing director of Network Capital Inc., an investment management company.	July 18, 2001
R. Bruce Hammond Calgary, Alberta	Senior Vice-President and Chief Operating Officer	Senior Vice-President and Chief Operating Officer of Forte.	-

Notes:
(1) Member of the Audit Committee.
(2) Forte does not have an Executive Committee of its board of directors.

As at December 31, 2003, the directors and officers of Forte, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 2,221,700 Forte Common Shares or approximately 13.5% of the issued and outstanding Forte Common Shares (prior to giving effect to the Forte Arrangement, and approximately 10.8% of the Denison Oil Common Shares after giving effect to the Forte Arrangement). In addition, Messrs. MacKay, Baker and Hammond own an aggregate of 3,000,000 Forte Performance Shares, and Messrs. Comber and Richards own an aggregate of 200,000 Forte Options.

Certain directors and officers of Forte may have interests in other oil and gas companies and oil and gas properties which may from time to time conflict with the interests of Forte. Any such conflicts will be resolved in accordance with the requirements of the ABCA. As at the date hereof, Forte's directors and officers are not aware of any existing or potential material conflicts of interest between Forte and any director or officer of Forte.

The following is a brief description of the background of the directors and officers of Forte.

Thomas J. MacKay, Chairman, Chief Executive Officer and Director

Mr. MacKay has been the Chairman and Chief Executive Officer of Forte since June 2001. Prior thereto, he was the Chairman and Chief Executive Officer of Forte Energy Ltd. from July 1997 to May 2001. Prior thereto, he was the co-owner of a private oil and gas company from September 1995 to June 1997. Prior thereto, he was the President and Chief Executive Officer of Chancellor Energy Resources Inc. from March 1991 to September 1995. Prior thereto, he was the Vice-President, Operations of Poco Petroleums Ltd. from 1988 to 1991. Prior thereto, he was the General Manager of Central Explorers Inc. from 1987 to 1988. Prior thereto, he held various consulting and engineering positions from 1976 to 1987.

Mr. MacKay has over 25 years of experience in the management and technical support of both public and private oil and gas companies. At Forte Energy Ltd., he was a member of the owner-management team and was also responsible for directing the engineering and production operations of the company. At Chancellor Energy Resources Inc., through the origination and implementation of a strategy to build assets based on solid exploration, combined with key land and property acquisitions, Mr. MacKay was instrumental in leading Chancellor Energy Resources Inc. through a period of strong growth. During this period, production increased from 325 boe/d to over 6,200 boe/d, while annual cash flow increased from $1 million to $15 million.

Mr. MacKay is a graduate of Queen's University where he earned a B.Sc. (Honours) in Geological Engineering. He is also a member of the Society of Petroleum Engineers and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Douglas N. Baker, F.C.A., President, Chief Financial Officer and Director

Mr. Baker has been the President and Chief Financial Officer of Forte since June 2001. Prior thereto, he was the President and Chief Financial Officer of Forte Energy Ltd. from July 1997 to May 2001. Prior thereto, he was the Vice-President and Chief Financial Officer of Territorial Resources Inc. from 1996 to 1997. Prior thereto, he was the Vice-President and Chief Financial Officer of Chancellor Energy Resources Inc. from 1993 to 1996. Prior thereto, he was the Vice-President and Chief Financial Officer of American Eagle Petroleum Ltd. from 1991 to 1993. Prior thereto, he was the Vice-President and Chief Financial Officer of Canadian Conquest Exploration Inc. from 1983 to 1991. Prior thereto, he was a Manager and staff accountant with Deloitte, Haskins and Sells from 1975 to 1983.

Mr. Baker has over 25 years of experience in the oil and gas business and as a professional chartered accountant. He was a member of a three person owner management team that built Forte Energy Ltd. in four years from a $2.5 million blind capital pool to a company that sold for $55 million. At Chancellor Energy Resources Inc., he was instrumental in securing a US$40 million long term debt financing, two flow through share issues raising $7.8 million and a $52 million strategic corporate acquisition. At American Eagle Petroleum Ltd., he led a successful financial restructuring involving seven classes of debt and equity. He also organized the defense to a hostile takeover attempt resulting in a superior offer.

Mr. Baker is a graduate of the University of Saskatchewan and holds a Bachelor of Commerce degree with Honours and Distinction. He has been a chartered accountant since 1977. In 1996, Mr. Baker received the honour of a Fellow of Chartered Accountants.

R. Bruce Hammond, Senior Vice-President and Chief Operating Officer

Mr. Hammond has been the Senior Vice-President and Chief Operating Officer of Forte since August 2001. Prior thereto, he was the Senior Vice-President and Chief Operating Officer of Forte Energy Ltd. from July 1997 to May 2001. Prior thereto, he was the Vice-President, Exploration of Canadian Leader Energy Inc. from 1996 to May 1997. Prior thereto, he was the Vice-President, Exploration of Canrise Resources Ltd. from 1993 to 1996. Prior thereto, he was the Chief Geologist of Arkoma Production Company of Canada from 1988 to 1993. Prior thereto, he was the Senior Geologist at Poco Petroleums Ltd. from 1987 to 1988. Prior thereto, he was a Senior Exploration Geologist for Coseka Resources Limited from 1984 to 1987. Prior thereto, he was a District Geologist for Canadian Superior Oil Ltd. from 1978 to 1984.

Mr. Hammond has over 25 years of experience in the oil and gas industry, both in Western Canada and internationally. At Forte Energy Ltd., he was a member of the three-person owner management team and led the company's successful exploration and development drilling program. At Canadian Leader Energy Inc., he was successful in identifying several new ventures in Albania and Argentina, as well as directing exploration and development activity in Tunisia. At Canrise Resources Ltd., he directed an exploration program that led to production increases from 4 Mmcf/d to 22 Mmcf/d. As the sole geologist of Arkoma Production Company of Canada, he was responsible for the entire exploration success of the company in west central and northern Alberta. Production reached 25 Mmcf/d whereupon the company was sold for a net profit in excess of $50 million.

Mr. Hammond is a graduate of McMaster University with a B.Sc. in geology. He is a member of APEGGA, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists.

W. Peter Comber, C.A., Director

Mr. Comber has been a Managing Director of Barrantagh Investment Management Inc. (formerly McCutcheon Comber Investment Management Inc.), an investment counseling firm, since August 1999. Prior thereto, he was the President of Newtonhouse Investment Management Ltd., an investment counseling firm, from June 1992 to August 1999. Mr. Comber has in excess of thirty years of experience in the capital markets with international investment banks and as an investment counselor. In addition, Mr. Comber has been an active director of several oil and gas companies over the years.

David V. Richards, F.C.A., Director

Mr. Richards has been the Managing Director of Network Capital Inc., an investment management company, since 1998. Prior thereto, he was the Managing Director of Burin Capital Inc., an investment management company, from 1995 to 1998. Mr. Richards has in excess of 25 years of experience managing private funds in public practice, specializing in tax with major Chartered Accountancy firms, including Arthur Andersen and Coopers Lybrand.

PROMOTERS

Messrs. MacKay, Baker and Hammond may be considered to be promoters of Forte pursuant to applicable securities laws because they took the initiative in founding and organizing the business of Forte. Messrs. MacKay, Baker and Hammond own, directly or indirectly, or exercise control or direction over 516,500, 516,500 and 516,500 Forte Common Shares, respectively, representing 3.1%, 3.1%, and 3.1% of the issued and outstanding Forte Common Shares, respectively. In addition, each of Messrs. MacKay, Baker and Hammond own 1,000,000 Forte Performance Shares, which in the aggregate represent all of the outstanding Forte Performance Shares.

Other than as disclosed elsewhere in this Exhibit L, nothing of value, including money, property, contracts, options or rights of any kind, has been received or is presently intended to be received by Messrs. MacKay, Baker and Hammond directly or indirectly from Forte. In addition, no assets have been acquired within the two years prior to the date hereof, or are presently intended to be acquired, by Forte from Messrs. MacKay, Baker or Hammond.

HUMAN RESOURCES

Forte currently employs 10 full-time employees, all of which are located in the head office, and two part-time consultants. Forte intends to add additional professional and administrative staff as the need arises.

EXECUTIVE COMPENSATION

During the year ended December 31, 2003, Forte had three executive officers who were paid aggregate cash compensation (including salary and cash bonuses) of $262,500 for services rendered during said year.

Summary Compensation Table

The following table provides a summary of the compensation earned by the Chief Executive Officer of the Corporation (the "**Named Executive Officer**") since its incorporation through December 31, 2003. During said period, no executive officer's total salary and bonus has exceeded $100,000 in any financial year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation[2] ($)	Securities Under Options Granted[3] (#)	Restricted Shares or Restricted Share Units[3] ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Thomas J. MacKay	2003	87,500	-	-	-	-	-	-
Chairman and Chief	2002	75,000	-	-	-	-	-	-
Executive Officer	2001[1]	37,500	-	-	-	-	-	-

Notes:

(1) Mr. MacKay was appointed Chairman and Chief Executive Officer effective June 20, 2001.

(2) The value of perquisites and other personal benefits, securities or property received was not greater than 10% of the total annual salary and bonus of the Named Executive Officer for each financial year.

(3) The Named Executive Officer was issued 1,000,000 Forte Performance Shares for an aggregate subscription price of $10.00 on August 28, 2001. For a description of the rights, privileges, restrictions and conditions attaching to the Forte Performance Shares, see "Description of Share Capital – Forte Performance Shares".

Long-Term Incentive Plan Awards

Forte did not make any long-term incentive plan awards to the Named Executive Officer during the fiscal year ended December 31, 2003. For information respecting the 1,000,000 Forte Performance Shares held by the Named Executive Officer, see "Description of Share Capital – Forte Performance Shares".

Stock Options

The Named Executive Officer was not granted any options to purchase or acquire securities of Forte or share appreciation rights during the fiscal year ended December 31, 2003.

The Named Executive Officer did not exercise any options or share appreciation rights during the fiscal year ended December 31, 2003. At December 31, 2003, the Named Executive Officer did not own any options or share appreciation rights of Forte.

Employment Agreements

Forte has entered into an employment agreement (the "**Employment Agreement**") with its Named Executive Officer. Pursuant to the Employment Agreement, the Named Executive Officer is entitled to such annual salary as may be negotiated from time to time, such bonus and stock options as Forte may determine in its discretion, and to participate in and receive rights and benefits under such benefit plans as Forte establishes from time to time, including the reimbursement of reasonable out of pocket expenses.

The following terms apply to any termination of the employment of the Named Executive Officer, except where such termination of employment is pursuant to voluntary retirement, voluntary resignation, death, termination by Forte for cause, disability or termination by the Named Executive Officer at his pleasure: (i) the Named Executive Officer shall receive a retiring allowance of a cash amount equal to one and one half times his annual compensation (being his annual salary and annual bonus); and (ii) the Named Executive Officer shall receive an amount equal to 10% of one year's annual salary in lieu of the receipt of benefits. In addition, the Named Executive Officer may, but is not obligated, at any time within 90 days following his constructive dismissal, to terminate his employment with Forte, and in such event the foregoing termination provisions shall apply. If the Named Executive Officer terminates his employment with Forte at his pleasure, the Named Executive Officer is not entitled to any further compensation except for salary and vacation pay accrued and owing to the date of termination.

Compensation of Directors

During the fiscal year ended December 31, 2003, the directors of Forte, other than Messrs. MacKay and Baker, were each paid $1,500 in their capacities as such. In addition, Forte's directors were reimbursed for miscellaneous out of pocket expenses, if any, in carrying out their duties as directors. Forte's directors, other than Messrs. MacKay and Baker, also participate in Forte's stock option plan. See "Stock Options".

Indebtedness of Directors and Officers

No director, executive officer or other senior officer of Forte, or any associate of any such director or officer is, or has been at any time since the beginning of Forte's most recently completed financial year, indebted to Forte or any of its subsidiaries nor is, or at any time since the beginning of Forte's most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Forte or any of its subsidiaries.

STOCK OPTIONS

The Forte share option plan provides for the granting of options to purchase Forte Common Shares to officers, directors, employees and consultants and other service providers of Forte (excluding Messrs. MacKay, Baker and

Hammond). The Forte share option plan is administered by the Board of Directors of Forte or a committee of the Board of Directors appointed from time to time for such purpose. Options may be granted at the discretion of the board or a committee thereof in such number that may be determined at the time of grant, provided that: (i) the number of Forte Common Shares reserved for issuance on exercise of all options outstanding at any time shall not exceed 10% of the number of outstanding Forte Common Shares at the time in question; (ii) the number of Forte Common Shares reserved for issuance to any one optionee shall not exceed 5% of the outstanding Forte Common Shares; and (iii) the number of Forte Common Shares, together with all of Forte's other previously established and proposed share compensation arrangements (1) reserved for issuance to insiders may not exceed 10% of the outstanding Forte Common Shares, (2) which may be issued to insiders within a one year period may not exceed 10% of the outstanding Forte Common Shares, and (3) which may be issued to any one insider and such insider's associates within a one year period may not exceed 5% of the outstanding Forte Common Shares.

The number of options granted, the vesting of options and the exercise price of options is fixed by the Board of Directors, or a committee thereof, at the time of grant, provided that the maximum term of the option may not exceed five years from the date of grant.

As at the date hereof, Forte had outstanding options pursuant to the Forte share option plan to purchase an aggregate of 885,000 Forte Common Shares as set forth in the following table.

Group (Number of Persons)	Number of Shares Under Option	Date of Grant	Date of Expiry	Exercise Price per Share	Price at Date of Grant or Pricing(3)
Executive Officers (3 persons)	0	N/A	N/A	N/A	N/A
Directors(1) (2 persons)	200,000	October 6, 2001	October 6, 2006	$1.00	N/A
Employees/Consultants(2) (7 persons)	150,000	July 16, 2002	July 16, 2007	$1.00	N/A
	410,000	November 5, 2002	November 5, 2007	$1.00	N/A
	125,000	February 27, 2003	February 27, 2008	$1.60	N/A
Total	885,000				

Notes:

(1) Directors who are not also executive officers.

(2) Employees/consultants who are not also executive officers or directors.

(3) There is no market for the Forte Common Shares.

On the effective date of the Forte Arrangement, each Forte Option will become an option to purchase the number of Denison Oil Common Shares determined by multiplying the number of Forte Common Shares subject to such Forte Option by 0.894, at an exercise price per Denison Oil Common Share equal to the exercise price per share of such Forte Option divided by 0.894. Such options will be deemed to have been granted under the Denison Oil Stock Option Plan which is attached to this Information Circular as Exhibit Q. Otherwise, the term, exerciseability and all other terms and conditions of the Forte Options in effect on the effective date of the Forte Arrangement shall govern the Forte Options so converted. As a result of the foregoing, subsequent to the completion of the Forte Arrangement, Denison Oil will have outstanding options pursuant to the Denison Oil Stock Option Plan to purchase an aggregate of 791,190 Denison Oil Common Shares.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Forte, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of Forte carrying more than 10% of the voting rights attached to voting securities of Forte other than the following:

Name	Forte Common Shares		Denison Oil Common Shares After Giving Effect to the Forte Arrangement	
	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
Spindrift Partners LP	2,389,920[(1)]	14.6%	2,136,588[(1)]	11.6%
Spindrift Investors (Bermuda) LP	2,206,080[(1)]	13.5%	1,972,236[(1)]	10.7%

Notes:

(1) Control of these shares may be attributed to Wellington Management Company, LLP, which shares the power to direct the disposition of the securities pursuant to an investment management agreement with the shareholder.

(2) Based on information provided to Forte by the holders.

DIVIDEND POLICY

Forte has not paid any dividends on the outstanding Forte Common Shares. The Board of Directors of Forte will determine the actual timing, payment and amount of dividends, if any, that may be paid by Forte from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Forte, the need for funds to finance ongoing operations and such other business considerations as the Board of Directors of Forte considers relevant.

ESCROWED SECURITIES

As at the date hereof, none of Forte's securities are subject to escrow.

PRIOR SALES

During the 12 months prior to the date hereof, the only shares issued by Forte are as set forth below.

Date of Issuance	Number and Class of Securities	Price Per Share
August 28, 2003	400,000 Forte Common Shares[(1)]	$1.00

Note:

(1) These Forte Common Shares were issued pursuant to the exercise of broker warrants that were initially issued on August 28, 2001.

PRICE RANGE AND TRADING VOLUME OF FORTE COMMON SHARES

There is currently no published or public market for either the Forte Common Shares or the Forte Performance Shares.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of Forte, any shareholder who beneficially owns more than 10% of the outstanding Forte Common Shares, or any known associate or affiliate of such persons, in any transaction since the incorporation of Forte or in any proposed transaction which has materially affected or will materially affect Forte, other than the following:

1. Messrs. MacKay, Baker and Hammond and their associates and affiliates participated in the initial private placement of Forte, pursuant to which they purchased, as a group, an aggregate of 1,500,000 Forte Common Shares at a price of $1.00 per share. In addition, Forte's independent directors and certain of their associates and affiliates participated in the initial private placement of Forte, pursuant to which they purchased, as a group, an aggregate of

125,000 Forte Common Shares at a price of $1.00 per share. Also, concurrent with the closing of Forte's initial private placement, Messrs. MacKay, Baker and Hammond purchased an aggregate of 3,000,000 Forte Performance Shares at a price of $0.00001 per share. See "Capitalization" and "Description of Share Capital - Forte Performance Shares".

2. Certain directors and officers of Forte and their associates and affiliates participated in Forte's private placement of 998,700 flow-through Forte Common Shares completed in December 2002, pursuant to which said individuals purchased, as a group, an aggregate of 71,700 Forte Common Shares at a price of $2.25 per share.

RISK FACTORS

An investment in Forte should be considered highly speculative due to the nature of Forte's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Forte.

For a description of certain risk factors relating to the oil and gas business being carried on by Forte and Denison Energy (to be carried on by Denison Oil after completion of the Denison Arrangement), all of which would be applicable to Denison Oil if the Forte Arrangement is completed, see the following and "Risk Factors" set forth in Exhibit M to this Information Circular.

Failure to Realize the Benefits of the Arrangement

Forte and Denison Oil may not realize the anticipated benefits of the Forte Arrangement. Forte and Denison Oil have entered into the Forte Arrangement Agreement to strengthen their respective positions in the oil and gas industry and to create the opportunity for potential cost savings, among other things. Achieving any benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Denison Oil's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Forte and Denison Oil.

The Industry and Environmental Regulations and Risks

The petroleum industry is competitive in all its phases. Forte competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Its competitors will include oil companies which have greater financial resources, staff and facilities than those of Forte. Forte's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Forte. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. Forte's oil and natural gas operations may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Although Forte believes that it is in material compliance with current applicable environmental regulations, changing government regulations may have a material adverse effect on Forte.

Volatility of Oil and Gas Prices and Markets

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Forte's net production revenue. The economics of producing from some wells may change as

a result of lower prices, which could result in a reduction in the volumes of Forte's reserves. Forte might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Forte's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Forte will in part be determined by the company's borrowing base. A sustained material decline in prices from historical average prices could further reduce such borrowing base, therefore reducing the bank credit available and could require that a portion of its bank debt be repaid.

From time to time Forte may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Forte will not benefit from such increases.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It is likely that the market price for the Forte Common Shares will be subject to market trends generally, notwithstanding the financial and operational performance of Forte.

Operational Risks

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment, or in personal injury. In accordance with industry practice, Forte will not be fully insured against all of these risks, nor are all such risks insurable. Although Forte maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Forte could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Forte and may delay exploration and development activities. To the extent Forte will not be the operator of its oil and gas properties, the company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators. In addition, the success of Forte will be largely dependent upon the performance of its management and key employees. Forte does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the company.

Permits and Licenses

The operations of Forte may require licenses and permits from various governmental authorities. There can be no assurance that Forte will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Foreign Currency Exposure

From time to time Forte may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar or the risk of increased repayments on United States dollar denominated debt if the Canadian dollar declines in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells as determined appropriate by management, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of Forte which could result in a reduction of the revenue received by the company.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that will be beyond the control of Forte. The reserve and revenue information set forth in this Exhibit to the Information Circular represent estimates only. The reserves and estimated future net revenue from Forte's properties have been independently evaluated effective October 1, 2003 by Sproule. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Forte. Actual production and revenue derived therefrom will vary from these evaluations, and such variations could be material. These evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Reserve Replacement

Forte's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Forte may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in reserves will depend not only on Forte's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Forte's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Substantial Capital Requirements; Liquidity

Forte anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If revenues or reserves decline, Forte may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the company. Moreover, future activities may require Forte to alter its capitalization significantly. The inability of the company to access sufficient capital for its operations could have a material adverse effect on its financial condition, results of operations or prospects.

Issuance of Debt

From time to time Forte may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly through debt, which may increase debt levels above industry standards. Forte's articles and by-laws do not limit the amount of indebtedness that Forte may incur. The level of Forte's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Foreign Operations

In the event of a dispute arising in connection with any foreign operations, Forte may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in other such jurisdictions. Forte may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, foreign exploration, development and production activities could be substantially affected by factors beyond the company's control, any of which could have a material adverse effect on Forte.

Kyoto Accord

Canada is a signatory to the December 1997 Kyoto treaty with respect to instituting reductions of greenhouse gases. Forte's operations will produce some of the greenhouse gases covered by the treaty. While specific measures for meeting Canada's commitments have not been developed, actions taken under the treaty may adversely impact Forte or its operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact (i) the ability to conduct operations or (ii) production or (iii) unit costs of production. Equipment from suppliers which can meet future emission standards may not be available on an economic basis and other methods of reducing emissions to required levels in the future may significantly increase operating costs or reduce output. There is a risk that the federal and/or provincial governments could pass legislation which would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, such as Forte. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties. However, emission reduction or off-set credits may not be available for acquisition by Forte or may not be available on an economic basis and may not be recognized or qualify under future legislative or regulatory regimes as mitigation for the emission of greenhouse gases.

Abandonment and Reclamation Costs

Forte will be responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding abandonment and reclamation in respect of its properties, which abandonment and reclamation costs may be substantial. A breach of such legislation or regulations may result in the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to resources and various properties in western Canada. Such claims, in relation to any of Forte's lands, if successful, could have an adverse effect on Forte or its operations. At the date hereof, there are no claims material to Forte to which Forte is a party or any of its properties are subject, nor are there any such claims known to be contemplated.

Limited History

Forte was incorporated on May 8, 2001 and the Forte Common Shares have never traded on a stock exchange. As such Forte has a limited financial and operating history upon which holders of Forte Common Shares can judge Forte's historical success and future prospects.

Corporate Matters

To date, Forte has not paid any dividends on its outstanding Forte Common Shares. Certain of the directors and officers of Forte are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Forte and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

INDUSTRY CONDITIONS

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and Forte is unable to predict what additional legislation or amendments may be enacted. It is not expected that any of these controls or regulations will affect the operations of Forte in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Regulations made pursuant to the Alberta Mines and Minerals Act provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A 24 month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12 month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12 month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m^3, and 25%, at prices above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non corporate entities from qualifying for the program.

Producers of oil and natural gas in the province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the

payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for the province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

1. royalty credits of up to $10 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry; and

2. changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

In Saskatchewan, for Crown royalty and freehold production tax purposes, crude oil is considered either "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

Natural gas is considered either "non-associated gas" or "associated gas". The royalty and production tax classifications of gas production ("fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas") are applicable to each of the two gas types. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002 a number of changes were made to the royalty and tax regime in Saskatchewan as follows:

1. a new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale was introduced. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65,000 m^3 in a month;

2. a modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent; and

3. the elimination of the re-entry and short section horizontal oil well royalty/tax categories was implemented. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/tax rates and new incentive volumes.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by Forte to the provincial governments. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of Forte.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

In Alberta, environmental compliance has been governed by the Alberta Environmental Protection and Enhancement Act ("**AEPEA**") since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, the AEPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's Environmental Assessment Act became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process which contemplates public participation in the environmental review.

LEGAL PROCEEDINGS

There are no legal proceedings material to Forte to which Forte is a party or any of its properties are subject, nor are there any such proceedings known to be contemplated.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contract entered into by Forte within the two years immediately prior to the date hereof which can reasonably be regarded as presently material to Forte is the Forte Arrangement Agreement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Forte, at its principal office in Calgary, Alberta, is currently the transfer agent and registrar of the Forte Common Shares and the Forte Performance Shares. Upon completion of the Forte Arrangement, Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the transfer agent and registrar of the Denison Oil Common Shares.

APPENDIX A
FORTE OIL CORPORATION FINANCIAL STATEMENTS

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

Auditors' Report

To the Directors of
Forte Oil Corporation:

We have audited the balance sheets of **Forte Oil Corporation** as at December 31, 2002 and 2001, and the statements of income (loss) and retained earnings (deficit) and of cash flows for the year ended December 31, 2002 and for the period from date of incorporation on May 8, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and for the period from date of incorporation on May 8, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 7, 2003, except for Note 10, which
is dated January 28, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

FORTE OIL CORPORATION

Statements of Income (Loss) and Retained Earnings (Deficit)

	Nine Month Period Ended September 30, 2003 $ (Unaudited)	Nine Month Period Ended September 30, 2002 $ (Unaudited)	Year Ended December 31, 2002 $	Period Ended December 31, 2001 $ (Note 1)
REVENUE				
Oil and gas	13,475,949	1,737,076	4,157,075	-
Interest	-	163,433	177,166	150,120
	13,475,949	1,900,509	4,334,241	150,120
EXPENSES				
Royalties	2,679,230	267,392	647,133	-
Operating	4,252,402	468,988	1,110,823	-
General and administrative (Note 3)	585,516	426,033	610,445	188,915
Interest	195,814	-	-	-
Depletion and depreciation and site restoration (Note 3)	4,670,000	578,000	1,188,712	4,354
	12,382,962	1,740,413	3,557,113	193,269
INCOME (LOSS) BEFORE INCOME TAXES	1,092,987	160,096	777,128	(43,149)
PROVISION FOR INCOME TAXES				
Future (Note 6)	588,000	88,000	361,832	(17,593)
Capital	-	-	30,000	-
	588,000	88,000	391,832	(17,593)
NET INCOME (LOSS)	504,987	72,096	385,296	(25,556)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	359,740	(25,556)	(25,556)	-
RETAINED EARNINGS (DEFICIT), END OF PERIOD	864,727	46,540	359,740	(25,556)
Net income (loss) per common share (Note 2)				
Basic	0.03	0.01	0.03	(0.00)
Diluted	0.03	0.00	0.02	(0.00)
Weighted average number of common shares outstanding (Note 2)				
Basic	16,043,144	15,000,000	15,000,000	7,500,000
Diluted	19,506,557	18,238,636	18,350,455	9,000,000

FORTE OIL CORPORATION

Balance Sheets

	As At September 30, 2003 $	As At December 31, 2002 $	2001 $
	(Unaudited)		
ASSETS			
CURRENT			
Cash and deposits	-	-	12,580,590
Accounts receivable	2,846,072	2,240,377	54,409
	2,846,072	2,240,377	12,634,999
Future income taxes (Note 6)	-	-	426,938
Capital assets (Note 3)	32,217,811	17,278,708	1,470,400
	35,063,883	19,519,085	14,532,337
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	4,575,678	1,580,579	108,972
Revolving bank loan (Note 4)	11,148,860	823,164	-
	15,724,538	2,403,743	108,972
Site restoration and abandonment	992,041	258,303	-
Future income taxes (Note 6)	1,417,895	829,895	-
	18,134,474	3,491,941	108,972
SHAREHOLDERS' EQUITY			
Share capital (Note 5)	16,064,682	15,667,404	14,448,921
Retained earnings (deficit)	864,727	359,740	(25,556)
	16,929,409	16,027,144	14,423,365
	35,063,883	19,519,085	14,532,337

APPROVED BY THE BOARD

(signed) "Thomas J. MacKay", Director

(signed) "Douglas N. Baker", Director

FORTE OIL CORPORATION

Statements of Cash Flows

	Nine Month Period Ended September 30, 2003 $ (Unaudited)	Nine Month Period Ended September 30, 2002 $ (Unaudited)	Year Ended December 31, 2002 $	Period Ended December 31, 2001 $ (Note 1)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income (loss)	504,987	72,096	385,296	(25,556)
Adjustments for:				
Depletion and depreciation and site restoration	4,670,000	578,000	1,188,712	4,354
Future income taxes	588,000	88,000	361,832	(17,593)
	5,762,987	738,096	1,935,840	(38,795)
Changes in non-cash working capital (Note 9)	2,389,404	1,104,321	(714,361)	54,563
	8,152,391	1,842,417	1,221,479	15,768
FINANCING				
Revolving bank loan	10,325,696	-	823,164	-
Issuance of common shares	400,000	-	2,247,075	15,000,030
Share issue costs	(2,722)	-	(133,591)	(960,454)
	10,722,974	-	2,936,648	14,039,576
INVESTING				
Capital expenditures	(18,875,365)	(5,955,473)	(16,738,717)	(1,474,754)
NET (DECREASE) INCREASE IN CASH AND DEPOSITS	-	(4,113,056)	(12,580,590)	12,580,590
CASH AND DEPOSITS, BEGINNING OF PERIOD	-	12,580,590	12,580,590	-
CASH AND DEPOSITS, END OF PERIOD	-	8,467,534	-	12,580,590
SUPPLEMENTARY INFORMATION				
Interest received	-	153,622	177,166	150,120
Interest paid	195,814	-	9,992	-
Taxes paid	22,484	-	-	-

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

1. ORGANIZATION

Forte Oil Corporation (the "Company") was incorporated under the laws of the Province of Alberta by Articles of Incorporation dated May 8, 2001 as 933181 Alberta Ltd. On July 13, 2001, Articles of Amendment were filed to change the Company's name to Forte Oil Corporation. The Company began operations on July 1, 2001 and is engaged in the exploration and development of petroleum and natural gas properties.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results can differ from those estimates.

Capital assets

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenditures, well equipment and certain other overhead expenditures related to exploration.

Capitalized costs, including tangible well equipment, are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties. Unproven properties are excluded from the depletion calculation until quantities of proven reserves or impairment can be determined. Depreciation of office equipment is computed using the diminishing-balance method at an annual rate of 25%.

Gains or losses on the sale or disposition of petroleum and natural gas properties are not recognized except under circumstances which result in a major revision of the depletion rate.

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital assets (Continued)

The Company annually applies a "ceiling test" to capitalized costs to ensure that such costs do not exceed future net revenues from estimated production of proven reserves, using prices and costs in effect at the Company's period end and the costs of unproven properties less impairment. Future net revenues are calculated after deducting general and administrative costs, financing costs and income taxes. Undeveloped land is evaluated separately for impairment.

Joint ventures

Substantially, all of the Company's exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

Future site restoration and abandonment costs

The Company estimates the total future site restoration and abandonment costs required to comply with current legislation and industry practices. The Company makes a provision for future site restoration and abandonment costs based on the unit-of-production method. The provision is included in depletion and depreciation in the statement of income (loss) and retained earnings (deficit). Expenditures are charged against the accumulated site restoration liability as incurred.

Cash and deposits

Cash and deposits include investments with a maturity of three months or less when purchased.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax bases. Income tax expense (recovery) is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Flow-through shares

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to the subscribers. Share capital is reduced and future income tax liability is increased by the estimated cost of the renounced tax deductions at the time shares are issued.

Revenue recognition

Revenue from the sale of oil and gas is recognized based on volume delivered at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses, are recognized in the same period in which the related revenue is earned and recorded.

Financial instruments

The Company may enter into financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction. If the hedge of an anticipated future transaction is terminated or if a hedge ceases to be effective, the gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in the value of the financial instrument are reflected in income. Any financial instrument that does not constitute a hedge is recorded at fair value with any resulting gain or loss reflected in income.

Stock-based compensation

The Company has a stock-based compensation plan as described in Note 5. No compensation expense is recognized for stock options granted to employees and directors. Consideration paid by employees and directors on the exercise of stock options is recorded as share capital. For stock options issued on or after January 1, 2002, the fair values are determined and the impact on earnings is disclosed as pro forma information in Note 5.

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Per share amounts

Per share amounts are calculated using the total weighted average number of common shares outstanding during the period. Diluted per share calculations reflect the exercise or conversion of potentially dilutive securities at the later of the date of grant of such securities or the beginning of the period. The Company computes diluted earnings per share using the treasury stock method to determine the dilutive effect of stock options.

3. CAPITAL ASSETS

	September 30, 2003 $ (Unaudited)	December 31, 2002 $	December 31, 2001 $
Petroleum and natural gas properties	36,920,096	18,124,915	1,439,919
Office furniture and equipment	94,656	55,734	34,835
	37,014,752	18,180,649	1,474,754
Accumulated depletion and depreciation	4,796,941	901,941	4,354
	32,217,811	17,278,708	1,470,400

The Company capitalized general and administrative costs of $417,587 and $439,489 for the nine months ended September 30, 2003 and 2002 respectively (December 31, 2002 - $549,033 and December 31, 2001 - $166,435) relating to exploration and development activity. Costs attributed to undeveloped land of $3,300,000 and $402,682 for the nine months ended September 30, 2003 and 2002 respectively (December 31, 2002 - $3,698,000 and December 31, 2001 - $Nil) have been excluded from the calculation of depletion and depreciation. The Company used period end prices of $38.78 per barrel for crude oil and $5.43 per mcf for gas in its ceiling test calculation at September 30, 2003 (December 31, 2002 - $43.00 per barrel for crude oil and $6.50 per mcf for gas), which resulted in no impairment of accumulated costs. At September 30, 2003 and 2002, site restoration expense of $780,000 and $120,000 respectively (December 31, 2002 - $291,125 and December 31, 2001 - $Nil) was included in depletion and depreciation expense. The total future estimated site restoration cost at September 30, 2003 was $5,747,000 (December 31, 2002 - $4,331,000) and these costs are expected to be incurred over the next 10 to 15 years. The Company incurred site restoration costs of $41,262 and $20,591 during the nine months ended September 30, 2003 and 2002 (December 31, 2002 - $32,822 and December 31, 2001 - $Nil).

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

4. REVOLVING BANK LOAN

At September 30, 2003, the Company had a demand revolving credit facility of $13.25 million of which $11,149 had been drawn down (December 31, 2002 - $823,164), which is secured by a general security agreement. Interest is payable at the bank prime rate plus 0.4%. The credit facility reduces by an amount of $250,000 each month until it reaches a limit of $12.0 million.

5. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares. The Company is also authorized to issue an unlimited number of First preferred shares and Second preferred shares as well as 3,500,000 First preferred shares, Series I.

	September 30, 2003		December 31, 2002		December 31, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $	Number of Shares	Amount $
		(Unaudited)				
Issued						
Common shares						
Beginning of the period	15,998,700	15,667,374	15,000,000	14,448,891	-	-
Issued for cash	400,000	400,000	998,700	2,247,075	15,000,000	15,000,000
Share issue costs	-	(2,722)	-	(133,591)	-	(960,454)
Tax benefit of share issue costs	-	-	-	51,467	-	409,345
Income taxes related to flow-through shares	-	-	-	(946,468)	-	-
End of period	16,398,700	16,064,652	15,998,700	15,667,374	15,000,000	14,448,891
First preferred, Series I shares						
Beginning of period	3,000,000	30	3,000,000	30	-	-
Issued for cash	-	-	-	-	3,000,000	30
End of period	3,000,000	30	3,000,000	30	3,000,000	30
		16,064,682		15,667,404		14,448,921

The First preferred, Series I shares are convertible on a one-for-one basis into common shares of the Company if certain performance targets are met. These performance targets include measures of cash flow per share, share price or rate of return in the event of a sale of the Company. The performance targets are measured over a three and five year term. If the targets are not met prior to August 28, 2006, the conversion rights attached to the First preferred, Series I shares will expire.

In 2002, 998,700 flow-through common shares were issued at $2.25 per share. As at September 30, 2003, all amounts required to be expended under the flow-through agreement had been made.

5. SHARE CAPITAL (Continued)

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

Under the Company's stock option plan, the Company may grant options to directors and employees up to 10% of the issued and outstanding common shares. Under the plan, options vest 1/3 annually over a three year period and an option's maximum term is five years.

A summary of the status of the stock option plan as of September 30, 2003, December 31, 2002 and 2001, and changes during the periods then ended, is presented below:

	September 30, 2003		December 31, 2002		December 31, 2001	
	Number of Shares	Exercise Price	Number of Shares	Exercise Price	Number of Shares	Exercise Price
Outstanding, beginning of period	885,000	1.00	325,000	1.00	-	-
Granted	125,000	1.60	685,000	1.00	325,000	1.00
Cancelled	(125,000)	1.00	(125,000)	1.00	-	-
Outstanding, end of period	885,000	1.08	885,000	1.00	325,000	1.00
Exercisable, end of period	320,000	1.16	66,666	1.00	-	-

The following table summarizes information about stock options outstanding at September 30, 2003:

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	3.08	133,332
1.00	150,000	3.83	50,000
1.00	410,000	4.08	136,668
1.60	125,000	4.50	-
	885,000		320,000

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

5. SHARE CAPITAL (Continued)

The following table summarizes information about stock options outstanding at December 31, 2002.

Exercise Price $	Number of Shares Outstanding	Weighted Average Remaining Life (Years)	Number of Shares Exercisable
1.00	200,000	3.83	66,000
1.00	150,000	4.58	-
1.00	535,000	4.83	-
	885,000		66,000

During 2002, the Company issued Agent's Options to purchase 400,000 common shares at a price of $1 per share, which expire August 28, 2003. These options were exercised August 28, 2003.

The Company has adopted the Canadian Institute of Chartered Accountants recommendations on stock-based compensation and has elected to account for stock-based compensation using intrinsic values. When using intrinsic values, compensation costs are not recognized in the financial statements for stock options and performance warrants granted to employees and directors when issued at market value.

For fiscal years beginning on or after January 1, 2002, Canadian accounting standards require disclosure of the impact on earnings using the fair-value method for stock options issued on or after January 1, 2002. No expense has been recorded in the financial statements, nor disclosed, for performance warrants issued on or after January 1, 2002 due to the contingent nature of their vesting. If the fair-value method for stock options had been used, the Company's net income (loss) and net income (loss) per share for the nine month periods ended September 30, 2003 and 2002 and the year ended December 31, 2002 would be as follows:

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

5. SHARE CAPITAL (Continued)

(thousands, except per share data)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002
Compensation costs	$9,000	$13,474	$21,059
Net income:			
As reported	$504,987	$72,096	$385,296
Pro forma	$495,987	$58,622	$364,237
Net income per share:			
As reported - Basic	$0.03	$0.01	$0.03
- Diluted	$0.03	$0.00	$0.02
Pro forma - Basic	$0.03	$0.00	$0.02
- Diluted	$0.02	$0.00	$0.02

The weighted average fair value of stock options granted during the nine months ended September 30, 2003 was $0.04 per stock option. The fair value of each stock option granted during the nine months ended September 30, 2003 is estimated on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions for grants as follows:

	Nine Months Ended September 30, 2003
Risk free interest rate	4.0%
Expected lives (years)	5.0
Dividend per share	$Nil

The Company is a private company and as a result there is no quoted market value for the Company's shares. The expected volatility for the nine months ended September 30, 2003 was assumed to be Nil.

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

6. PROVISION FOR INCOME TAXES

The provision for future income taxes varies from the amounts that would be computed by applying the effective Canadian federal and provincial income tax rates to the income (loss) before income taxes as follows:

	Nine Month Period Ended September 30, 2003 $	Nine Month Period Ended September 30, 2002 $	Year Ended December 31, 2002 $	Period Ended December 31, 2001 $
	(Unaudited)	(Unaudited)		
Income (loss) before income taxes	1,092,987	160,096	777,128	(43,149)
Corporate income tax rate	38.5%	42.12%	42.12%	42.62%
	420,800	67,432	327,326	(18,390)
Increase from				
Non-deductible crown charges	339,263	19,452	32,751	222
Other non-deductible expenses	1,155	1,116	1,755	575
Rate reductions	(173,218)	-	-	-
Future income tax expense (recovery)	588,000	88,000	361,832	(17,593)

The major components of the future income tax asset at September 30, 2003 using a combined federal and provincial rate of 38.5% (December 31, 2002 - 42.12% and December 31, 2001 - 42.62%), are as follows:

	September 30, 2003		December 31, 2002		December 31, 2001	
	Amount $	Future Income Taxes $	Amount $	Future Income Taxes $	Amount $	Future Income Taxes $
Temporary differences:						
Future income tax liability						
Carrying value of capital assets in excess of tax bases	5,053,226	1,945,492	3,515,546	1,480,748	213,389	90,947
Future income tax assets						
Share issue costs	(533,350)	(205,340)	(749,981)	(315,892)	(835,726)	(356,187)
Non-capital losses carried forward	(837,032)	(322,257)	(795,254)	(334,961)	(379,394)	(161,698)
	(1,370,382)	(527,597)	(1,545,235)	(650,853)	(1,215,120)	(517,885)
Net future income tax liability (asset)	3,682,844	1,417,895	1,970,311	829,895	(1,001,731)	(426,938)

At September 30, 2003, the Company had non-capital losses of $837,032 (December 31, 2002 - $795,254 and December 31, 2001 - $334,915) available for deduction against future years' income, which expire in 2009 and 2010.

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

6. PROVISION FOR INCOME TAXES (Continued)

During the second quarter of 2003, the Federal and Alberta taxation authorities substantially enacted a five year income tax rate reduction. The Company recorded a reduction of $173,218 in future income taxes for the current period as a result of these changes.

7. FINANCIAL INSTRUMENTS

The Company's cash and deposits, accounts receivable, accounts payable and accrued liabilities and revolving bank loan constitute financial instruments. The fair values of these financial instruments approximate their carrying amount due to the short-term maturity of these financial instruments.

The Company is exposed to credit related losses in the event of default by counterparties to financial instruments. The Company does not expect the counterparty to its forward sales contracts to fail to meet its obligations because of its investment grade credit quality. The Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

The foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the price the Company receives for its sale of crude oil, natural gas and natural gas liquids.

The Company's revolving bank loan bears interest at bank prime plus 0.4%. The interest rate risk is the risk that the bank prime rate may fluctuate in the future.

The Company's revenues are generated from the sale of crude oil, natural gas and natural gas liquids. The prices for these commodities are subject to considerable risk of fluctuation due to various factors, including changes to world supply and demand, local supply and demand and geopolitical issues.

The Company has entered into, as at September 30, 2003, the following forward sales contracts to hedge its crude oil price risk, which expire in 2003:

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

7. FINANCIAL INSTRUMENTS (Continued)

Forward sales contracts

Product	Volume Per Day	Price US$	Delivery Point	Term
Crude Oil	500	25.03	WTI	Jan. 1, 2004 to June 30, 2004
Crude Oil	100	38.34	WTI	Jan. 1, 2004 to March 30, 2004
Crude Oil	100	25.81	WTI	July 1, 2003 to June 30, 2004
Crude Oil	300	35.72	WTI	July 1, 2004 to Sept. 30, 2004
Crude Oil	100	25.80	WTI	Jan. 1, 2003 to Dec. 31, 2003
Crude Oil	100	25.10	WTI	Jan. 1, 2003 to Dec. 31, 2003
Crude Oil	200	25.03	WTI	Nov. 1, 2002 to Oct. 31, 2003
Crude Oil	100	25.85	WTI	Aug. 1, 2002 to Jul. 31, 2003
Crude Oil	100	29.31	WTI	Aug. 1, 2003 to Dec. 31, 2003
Crude Oil	200	28.53	WTI	Nov. 1, 2003 to Dec. 31, 2003

The above contracts are financial contracts that are intended to be settled financially each month. Any gain or loss is included in revenue received for the Company's crude oil sales for the corresponding month. If the contracts were settled on September 30, 2003 and December 31, 2002, there would be losses of $333,540 and $300,893 respectively.

8. COMMITMENTS AND GUARANTEES

Office lease

The initial term of the Company's lease for office space expires on May 1, 2004. Principal repayments required in the next year is as follows:

	$
2004	**40,000**

Guarantees and contingencies

The Company has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant impact on the Company's financial statements or operations.

FORTE OIL CORPORATION

Notes to the Financial Statements

(Information as at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 is unaudited)

9. CHANGES IN NON-CASH WORKING CAPITAL

	Nine Month Period Ended September 30,		Year Ended December 31,	Period Ended December 31,
	2003 $	2002 $	2002 $	2001 $
Accounts receivable	(605,695)	(452,039)	(2,185,968)	(54,409)
Accounts payable and accrued liabilities	2,995,099	1,556,360	1,471,607	108,972
	2,389,404	1,104,321	(714,361)	54,563

10. SUBSEQUENT EVENT

On January 28, 2004, the Company entered into a Arrangement Agreement ("Arrangement") with Denison Energy Inc. ("Denison") and certain other parties under which the oil and gas assets of Denison and Forte will be combined. For each Forte share owned, Forte shareholders will receive .894 shares (representing approximately 80%) of a newly formed public company, Denison Oil Corporation, created for this purpose. The transaction will be accounted for as a reverse takeover by Forte. The Arrangement is subject to regulatory, judicial, and shareholder approvals.

APPENDIX B
STATEMENT OF REVENUE AND OPERATING EXPENSES FOR THE RED EARTH PROPERTIES

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

STATEMENT OF REVENUE AND OPERATING EXPENSES FOR THE RED EARTH PROPERTIES

Auditors' Report

To the Directors of Forte Oil Corporation:

We have audited the accompanying statement of revenue and operating expenses of the Red Earth Properties for the eleven months ended November 30, 2002 and for each of the years in the two-year period ended December 31, 2001. This information is the responsibility of the management of Forte Oil Corporation. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this statement presents fairly, in all material aspects, the revenue and operating expenses of the Red Earth Properties described in Note 1 for the eleven months ended November 30, 2002 and for each of the years in the two-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 26, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

FORTE OIL CORPORATION

Statement of Revenue and Operating Expenses of the Red Earth Properties
For the Eleven Months Ended November 30, 2002 and the Years Ended December 31, 2001 and 2000

	Eleven Months Ended November 30, 2002 $	Year Ended December 31, 2001 $	Year Ended December 31, 2000 $
REVENUE	6,493,284	8,606,405	14,447,153
ROYALTIES	(922,226)	(1,472,464)	(2,913,398)
OPERATING EXPENSES	(2,196,318)	(3,238,897)	(3,043,774)
EXCESS OF REVENUE OVER OPERATING EXPENSES	3,374,740	3,895,044	8,489,981

FORTE OIL CORPORATION

Notes to the Statement of Revenue and Operating Expenses of the Red Earth Properties
For the Eleven Months Ended November 30, 2002 and the
Years Ended December 31, 2001 and 2000

1. BASIS OF PRESENTATION

Under an agreement effective as of December 2, 2002, Forte Oil Corporation ("Forte") acquired a working interest in certain petroleum and natural gas properties in Western Canada (the "Red Earth Properties").

This statement has been derived from financial information provided by the vendor of the Red Earth Properties and relates only to the working interests in such properties that were acquired by Forte.

These statements include only those revenue and operating expenses that are directly related to the Red Earth Properties commencing with the date these properties were acquired by the vendor and do not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue

Oil sales are recorded when title to the commodities passes to the purchaser.

(b) Operating expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil.

APPENDIX C
STATEMENT OF REVENUE AND OPERATING EXPENSES FOR THE CARSON PROPERTIES

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

STATEMENT OF REVENUE AND OPERATING EXPENSES FOR THE CARSON PROPERTIES

Auditors' Report

To the Directors of Forte Oil Corporation:

We have audited the accompanying statement of revenue and operating expenses of the Carson Properties for each of the years in the three-year period ended December 31, 2002. This information is the responsibility of the management of Forte Oil Corporation. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this statement presents fairly, in all material aspects, the revenue and operating expenses of the Carson Properties described in Note 1 for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 26, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

FORTE OIL CORPORATION

Statement of Revenue and Operating Expenses of the Carson Properties
For the Years Ended December 31, 2002, 2001 and 2000
(Six Months Ended June 30, 2003 and 2002 is Unaudited)

	Six Months Ended June 30, 2003 (Unaudited)	Six Months Ended June 30, 2002 (Unaudited)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	$	$	$	$	$
REVENUE	4,429,818	3,289,111	6,874,991	8,501,927	5,576,939
ROYALTIES	(987,945)	(605,517)	(1,324,572)	(1,867,162)	(1,204,867)
OPERATING EXPENSES	(825,074)	(946,845)	(1,823,637)	(2,105,087)	(693,906)
EXCESS OF REVENUE OVER OPERATING EXPENSES	2,616,799	1,736,749	3,726,782	4,529,678	3,678,166

FORTE OIL CORPORATION

Notes to the Statement of Revenue and Operating Expenses of the Carson Properties
Years Ended December 31, 2002, 2001 and 2000
(Six Months Ended June 30, 2003 and 2002 is Unaudited)

1. BASIS OF PRESENTATION

Under an agreement effective as of July 1, 2003, Forte Oil Corporation ("Forte") acquired a working interest in certain petroleum and natural gas properties in Western Canada (the "Carson Properties").

This statement has been derived from financial information provided by the vendor of the Carson Properties and relates only to the working interests in such properties that were acquired be Forte.

These statements include only those revenue and operating expenses that are directly related to the Carson Properties commencing with the date these properties were acquired by the vendor and do not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue

Oil sales are recorded when title to the commodities passes to the purchaser.

(b) Operating expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil.

AUDITORS' CONSENT

We have read the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 ("Information Circular") relating to an arrangement by way of a Plan of Arrangement dated January 28, 2004 under Section 182 of the Business Corporations Act (Ontario) involving Denison Energy, TenWest Uranium Limited, Denison Mines Inc.("Dension Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc.("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mine Holding Corporation and E. Peter Farmer and an arrangement by way of a Plan of Arrangement dated January 28, 2004 under Section 193 of the Business Corporations Act (Alberta) involving Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd., Forte Oil Corporation ("Forte") and Denison Mines. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of our report to the Directors of Forte on the balance sheets of the Company as at December 31, 2002 and 2001 and the statements of income (loss) and retained earnings (deficit) and of cash flows for the year ended December 31, 2002 and for the period from date of incorporation on May 8, 2001 to December 31, 2001. Our report is dated March 7, 2003, except for Note 10 which is dated January 28, 2004.

We consent to the use in the above-mentioned Information Circular of our report dated January 26, 2004 on the statement of revenue and operating expenses of the Red Earth Properties for the eleven month period ended November 30, 2002 and for each of the years in the two-year period ended December 31, 2001.

We also consent to the use in the above-mentioned Information Circular of our report dated January 26, 2004 on the statement of revenue and operating expenses of the Carson Properties for each of the years in the three-year period ended December 31, 2002.

Calgary, Alberta
January 29, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

EXHIBIT M
INFORMATION CONCERNING DENISON OIL BEFORE THE FORTE ARRANGEMENT

TABLE OF CONTENTS

NOTICE TO READER

As at the date hereof, Denison Oil has not carried on any active business. Pursuant to the Denison Arrangement, Denison Resources, a wholly owned subsidiary of Denison Oil, will acquire the Petroleum and Natural Gas Assets from Denison Energy effective on the Denison Effective Date. Historical Information contained herein as information regarding the operations and assets of Denison Energy refers to the Petroleum and Natural Gas Assets that will be indirectly transferred to Denison Oil. The disclosure in this Exhibit has been prepared assuming that the acquisition of the Petroleum and Natural Gas Assets is completed. *This Exhibit does not give effect to the Forte Arrangement.* For information regarding Denison Oil's business after the Forte Arrangement, see Exhibit "N" – "Information Concerning Denison Oil After the Forte Arrangement."

Unless otherwise defined in this Exhibit, all capitalized words and phrases used in this Exhibit have the meaning given to such words and phrases in the "Glossary of Terms" in the Information Circular. See also the information under "Cautionary Statement Concerning Forward-Looking Statements" in the Information Circular for special information about Denison Oil's use of forward-looking information.

ABBREVIATIONS

<u>Oil and Natural Gas Liquids</u>		<u>Natural Gas</u>	
bbl or bbls	barrel or barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bbls/d	barrels of oil per day	bcf	billion cubic feet
NGLs	natural gas liquids	mcf/d	thousand cubic feet per day
		mmcf/d	million cubic feet per day
		MMBTU	million British Thermal Units

<u>Other</u>

AECO	means EnCana Corp.'s natural gas storage facility at Suffield, Alberta, the Western Canadian Sedimentary Basin natural gas pricing benchmark.
BOE	means barrel of oil equivalent, using a conversion factor of 6 mcf of natural gas being equivalent to one barrel of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
BOE/d	barrels of oil equivalent per day, using a conversion factor of 6 mcf of natural gas being equivalent to one barrel of oil.
MBOE	means thousand barrels of oil equivalent.
WTI	means West Texas Intermediate.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
Feet	metres	0.305
Metres	feet	3.281
Miles	kilometres	1.609
Kilometres	miles	0.621
Acres	hectares	0.405
Hectares	acres	2.471

RESERVES DEFINITIONS

The following definitions and guidelines have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society). Further information is contained in Section 5.4 of Volume 1 of the *COGE Handbook* (First Edition, June 30, 2002). Readers should consult the *COGE Handbook* for additional explanation and guidance. Certain other terms used in this prospectus have the meanings assigned to them in National Instrument 51-101 and accompanying Companion Policy 51-101CP, adopted by the Canadian securities regulatory authorities.

Reserves Categories

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

GLOSSARY OF TERMS

In this Exhibit, the following capitalized terms have the meanings set forth below. Unless otherwise defined below or elsewhere in this Exhibit, capitalized terms used in this Exhibit have the meaning given to such words and phrases in the "Glossary of Terms" in the Information Circular.

"**API**" means the American Petroleum Institute.

"**°API**" is an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specific gravity of 28 ° API or higher is generally referred to as light crude oil;

"**Board of Directors**" or "**Board**" means the board of directors of Denison Oil.

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., Petroleum Consultants.

"**GLJ Reserve Report**" means the evaluation report prepared by GLJ dated January 9, 2004 and effective as of October 1, 2003, respecting the Countess and Lubicon properties, which are being acquired by Denison Resources pursuant to the Petroleum and Natural Gas Conveyance Agreement.

"**Information Circular**" means the management information circular to which this Exhibit is attached.

"**Martin & Brusset**" means Martin & Brusset Associates, Petroleum Consultants.

"**Martin & Brusset Report**" means the evaluation report prepared by Martin & Brusset dated January 9, 2004 and effective as of October 1, 2003, respecting the Knappen, Meekwap, Skiff and Smiley properties, which are being acquired by Denison Resources pursuant to the Petroleum and Natural Gas Conveyance Agreement.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

In this Exhibit, references to "dollars" and "$" are to the currency of Canada, unless otherwise indicated.

DENISON OIL CORPORATION

Denison Oil was incorporated under the ABCA on January 21, 2004 in order to take part in the Denison Arrangement. The head office of Denison Oil is currently located at Atrium on Bay, 320 - 40 Dundas Street West, Toronto, Ontario, M5G 2C2, and the registered office of Denison Oil is located c/o Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4J8.

Denison Oil is a wholly owned subsidiary of Denison Energy and currently has no operations. Denison Oil holds all the shares of two subsidiaries, Denison Resources and 1087215 Alberta Ltd. Denison Resources in turn holds all the shares of Denison Resources Holding Corporation, also incorporated under the ABCA. Denison Resources Holding Corporation and Denison Resources have entered into the Partnership Agreement to establish the Partnership. The Partnership currently has no assets other than the initial cash contribution by each of its partners, and has not carried on any operations to date.

As part of the Denison Arrangement, Denison Energy will transfer all of the Petroleum and Natural Gas Assets to Denison Resources, and Denison Resources will assume all of the PNG Liabilities and issue Denison Resources Common Shares to Denison Energy. Denison Resources will then contribute the Petroleum and Natural Gas Assets to the Partnership, in exchange for which the Partnership will assume all of the PNG Liabilities and issue Partnership Units to Denison Resources. Denison Energy will exchange each of its shares of Denison Resources for 1/5 of a share of Denison Oil, and will distribute its shares of Denison Oil to Denison Energy's shareholders on the basis of 1/5 of a common share of Denison Oil for each Denison Energy Common Share. See "The Denison Plan of Arrangement" in the Information Circular for more detailed information on the transactions that form the Denison Arrangement.

Following the Denison Arrangement, Denison Oil will indirectly hold all of the assets comprising Denison Energy's existing Canadian oil and natural gas exploration and development business, consisting of oil and natural gas properties located in the Countess, Lubicon, Meekwap, Skiff and Knappen areas of Alberta and the Smiley area of Saskatchewan, together with related facilities, and approximately 9,494 gross (6,732 net) hectares of undeveloped land in those provinces.

See "Narrative Description of the Business" below for a more detailed description of Denison Energy's existing business and properties.

It is anticipated that following completion of the Denison Arrangement, Denison Oil will complete the Forte Arrangement. As a result of the Forte Arrangement, Denison Oil will become the owner of all of the outstanding common shares of Forte, and the holders of Forte Common Shares before the Forte Arrangement will, in the aggregate, own approximately 80% of Denison Oil's issued and outstanding common shares following completion of the Forte Arrangement. See "The Forte Plan of Arrangement" in the Information Circular for a description of the terms of the proposed Forte Arrangement and Exhibit "N" – "Information Concerning Denison Oil After the Forte Arrangement" for information regarding the business of Denison Oil following completion of the Forte Arrangement.

GENERAL DEVELOPMENT OF THE BUSINESS

Denison Oil has not carried on any active business since its incorporation. In connection with the Denison Arrangement, Denison Resources will enter into the Petroleum and Natural Gas Conveyance Agreement with Denison Energy and the Contribution Agreement with the Partnership. The Petroleum and Natural Gas Conveyance Agreement provides that Denison Energy will transfer the Petroleum and Natural Gas Assets to Denison Resources. In consideration for the Petroleum and Natural Gas Assets, Denison Resources will assume all of the PNG liabilities and will issue to Denison Energy the number of Denison Resources Common Shares equal to the number of Denison Energy Common Shares issued and outstanding on the Arrangement Record Date. The Contribution Agreement provides that Denison Resources will contribute the Petroleum and Natural Gas Assets to the Partnership. In consideration for the Petroleum and Natural Gas Assets, the Partnership will assume all of the PNG liabilities from Denison Resources and will issue to Denison Resources the number of Partnership units representing the fair market value of the Partnership Units based on a price of $1,000 per Partnership Unit. Denison Energy will exchange each of its Denison Resources Common Shares for 1/5 of a Denison Oil Common Share, and will distribute its shares of Denison Oil to Denison Energy's Shareholders on the basis of 1/5 of a Denison Oil Common

Share for each Denison Energy Common Share. Denison Oil will be Denison Resources, direct parent, and Denison Oil will have, following completion of the Denison Arrangement, the same shareholders as Denison Energy has immediately before the Denison Arrangement is completed.

As a result of the Denison Arrangement, Denison Oil will own all of the assets associated with Denison Energy's Canadian oil and natural gas division.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past two years that appear to be shaping the near future of the business and that may affect Denison Oil's business. These trends are described under the heading "Background – Trends" in Exhibit "L" to the Information Circular – "Information Concerning Forte Oil Corporation".

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Following the completion of the Plan of Arrangement, Denison Oil will be an oil and natural gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Western Canadian Sedimentary Basin. Denison Oil, through its subsidiary Denison Resources, will continue to own and operate the properties associated with Denison Energy's existing oil and gas division, following completion of the Denison Arrangement.

Background of Denison Energy's Oil and Natural Gas Business

In 2000, as part of its efforts to re-establish a presence in the oil and natural gas business in western Canada, Denison Energy entered into a farm-in and joint venture agreement with Flatland Exploration Ltd., a private company, for oil exploration in southeastern Saskatchewan. The first well under that agreement was drilled near Carlyle and was completed as a successful horizontal oil well. This well was placed on production in the fourth quarter of 2000. A second well, drilled on a different structure, was dry.

Denison Energy continued with the exploration program in Saskatchewan through the first part of 2001, participating in the drilling of four (two net) wells. Three of these wells were completed as oil wells on the Freemantle structure to the west of Carlyle. The fourth well at Freemantle was dry and was converted to a water disposal well. A battery, 50% owned by Denison Energy, capable of processing and treating the production from the three producing wells and disposing of the water associated with the production, was installed at the Freemantle field.

Late in the first quarter of 2001, Denison Energy purchased a 50% interest in the Countess oil field ("Countess"), and its three producing oil wells, located east of Calgary. The remaining 50% interest in Countess was then owned by Innovative Energy Ltd. ("Innovative"), who was also the operator of the Countess field. Following the Countess acquisition, Denison Energy farmed–in on Innovative's land at Knappen, in southern Alberta near the U.S. border, and drilled a successful natural gas well.

As a result of the successful association with Innovative, Denison Energy purchased all of the issued and outstanding shares of Innovative in the fourth quarter of 2001 for a combination of cash, the issuance of shares from treasury and the assumption of debt. Innovative was wound up into Denison Energy on December 31, 2001.

Denison Energy continued the expansion of its oil and gas activities throughout 2002 and the first nine months of 2003 through a combination of acquisitions, farm-ins and drilling. Production for 2002 averaged 564 BOE/d, which was 458% higher than that in 2001, and was composed of 58% oil. Production in 2003 increased further to an average of 641 BOE/d, and was composed of 63% oil.

The Countess field, now 100% owned by Denison Energy, is Denison Energy's principal area of operation, with production currently at approximately 280 BOE/d and originating from both the Ostracod and the Basal Quartz formations at approximately 1,300 metres depth. Denison Energy drilled five wells at Countess in 2002 and 2003,

with three wells completed and on production as oil wells, one standing gas well and the fifth well was converted to a water disposal well for water produced at the site, thereby reducing Denison Energy's operating costs. The battery installed at Countess has been sized to enable it to custom treat fluids for other operators in the area.

Denison Energy's gas operations are focused mainly on the Knappen and Aden areas in southern Alberta. The first Knappen well was drilled successfully in 2001, and entered production in early 2002. This well, which had produced approximately 215 BOE/d in the second quarter of 2002, was suspended in the middle of the year due to high water production. A second well, drilled in the fourth quarter of 2002 to evaluate several zones in this gas field identified by a seismic survey, was completed at a depth of 850 metres as a Mississippian gas well. Denison Energy also participated in another successful natural gas well at Knappen in which it holds a 38.5% interest. Two other 100% owned gas wells were drilled and completed in the adjacent Aden area. Insufficient pipeline capacity in the Knappen and Aden areas had delayed these wells from being put into production. All but one of these wells has been tied in, with Denison Energy's share of production averaging 125 BOE/d in December 2003.

In September of 2002, Denison Energy acquired a majority working interest in the Skiff producing oil property located in southeastern Alberta, for which Denison Energy is now the operator. Efforts are currently underway to reinstate the waterflood program, which had been operated successfully for several years before being suspended in 2000. Since initiating this waterflood program, the production rate has increased by 29 BOE/d. Denison Energy expects that these efforts will appreciably increase the reserves and the production rate in this field. There is also potential on these lands for the development of shallow gas production. Denison Energy has continued to acquire additional working interests in this core area.

A new oil discovery, in which Denison Energy holds a 100% working interest, was made at Lubicon, located northwest of Edmonton, and placed on production in December of 2002 at a rate of 100 BOE/d. This well was connected by pipeline to a third party's facilities late in the first quarter of 2003 and is currently producing approximately 30 BOE/d.

Denison Energy also drilled a successful gas well, which was 100% owned by Denison Energy, at Bow Island located in southeastern Alberta. However, Denison Energy was not able to put this well on stream due to lack of pipeline capacity. The Corporation sold this property in April of 2003 for in excess of $950,000.

Denison Energy also has production from its 50% working interest in one Bakken sour gas well at Smiley near Kindersley, Saskatchewan, and from its 1% unit interest in oil production at Meekwap, Alberta. On September 1, 2003 Denison Energy acquired the remaining 50% interest in the Whiteside/Smiley area of Saskatchewan, including the sour natural gas well at Smiley, for $600,000, adding 572 mmcf of natural gas reserves and 245 mcf/d of production.

In October of 2003, Denison Energy disposed of its Carlyle and Freemantle, Saskatchewan assets for $255,000. The proved and probable reserves associated with these assets were estimated to be 9,000 bbls.

Denison Energy's 2003 revenue from its oil and gas division was $8.7 million, an increase of 43% over 2002 revenue of $6.1 million. Average selling price per BOE increased from $29.72 to $36.98 in 2003. Oil and natural gas operating costs were $8.61 per BOE in 2003 compared to $7.28 in 2002. Field netback increased by approximately 34% from $15.24 per BOE to $20.39 per BOE in 2003.

OIL AND GAS OPERATIONAL INFORMATION

Operating History

The following table shows Denison Energy's daily average production, unit prices and netbacks received and capital expenditures incurred for each of the following periods:

	2003				2002				2001			
	Quarter Ending				Quarter Ending				Quarter Ending			
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Daily Production												
Oil[(1)] (bbl)	367	386	417	457	383	270	369	298	162	107	81	24
Natural Gas (mcf)	1,641	1,488	1,398	1,091	1,208	1,100	2,050	1,302	548	89	54	8
Total (BOE)	641	634	650	639	584	453	711	515	253	122	90	25
Oil ($/bbl)												
Sales prices	32.95	33.99	32.71	45.84	37.61	38.73	36.50	29.86	22.41	34.86	33.51	36.73
Royalties	5.73	5.91	5.79	7.88	7.48	9.31	8.37	6.67	3.97	5.81	5.69	5.88
Operating costs[(2)]	8.59	9.41	8.69	8.93	10.90	12.88	7.50	7.96	7.02	8.45	9.10	8.90
Netbacks	18.63	18.67	18.23	29.03	19.23	16.54	20.63	15.23	11.42	20.60	18.72	21.95
Natural Gas ($/mcf)												
Sales prices	5.27	5.91	6.57	7.76	4.42	3.09	3.68	2.86	2.79	3.20	6.33	7.17
Royalties	1.58	1.46	2.06	2.25	1.21	0.85	1.05	1.00	0.87	0.64	1.27	1.43
Operating costs[3]	0.99	1.34	1.33	1.94	0.56	0.93	0.55	0.63	0.18	0.25	0.25	0.25
Netbacks	2.70	3.11	3.18	3.57	2.65	1.31	2.08	1.23	1.74	2.31	4.81	5.49
Spending ($ thousands)												
Acquisition	6	563	126	170	1,216	0	0	0	5,750	0	2,170	240
Dispositions	(255)	0	0	(944)	0	0	0	0	0	0	0	0
Explore and Drill	110	643	345	1,353	3,159	1,409	1,462	21	1,550	660	390	380
Facilities	63	79	273	445	363	305	482	364	2,020	190	0	0
Total	(76)	1,285	744	1,024	4,738	1,714	1,944	385	9,320	850	2,560	620

Notes:

(1) Natural gas liquids have been included with oil production amounts due to immaterial volumes produced.

(2) Operating costs are expenses incurred in the operation of producing properties and include contract field operation and supervision, power, fuel, chemicals, repairs and maintenance, property taxes, surface lease rentals, trucking, water disposal, processing and treating fees and other similar costs associated with the production of petroleum products.

Drilling Activity

The following table sets forth information with respect to all wells in which Denison Energy participated during the years ending December 31, 2003, 2002 and 2001:

	Year Ending					
	December 31, 2003		December 31, 2002		December 31, 2001	
	Gross	Net	Gross	Net	Gross	Net
Oil Wells	0.0	0.0	3.0	2.0	5.0	3.5
Gas Wells	1.0	1.0	5.0	4.4	1.0	1.0
Dry and Abandoned Wells	5.0	4.1	6.0	4.8	2.0	1.5
Total Wells	6.0	5.1	14.0	11.2	8.0	6.0

A number of leasing and farm-in possibilities are being reviewed and plans are being developed to drill both exploration and development wells on company-owned land in 2004.

Oil and Natural Gas Wells

The following table summarizes, as at December 31, 2003, Denison Energy's interests (including both working and carried interests) in producing wells. Although many wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the proportion of oil or natural gas production.

	Producing Wells				
	Oil		Natural Gas		
	Gross(1)	Net(2)	Gross(1)	Net(2)	Processing Facilities
Countess, Alberta	6.0	6.0	--	--	Yes
Lubicon, Alberta	1.0	1.0	--	--	No
Meekwap, Alberta	18.0	0.2	--	--	Yes
Skiff, Alberta	25.0	17.7	2.0	1.1	Yes
Knappen, Alberta	--	--	4.0	2.3	Yes
Smiley, Saskatchewan	--	--	1.0	1.0	Yes
Total	50.0	24.9	7.0	4.4	

Notes:
(1) "Gross" wells means the total number of producing wells in which Denison Energy has an interest.
(2) "Net" wells means the interest of Denison Energy in such wells obtained by multiplying each gross well by Denison Energy's proportional working interest therein.

Land Holdings

The following table sets forth Denison Energy's holdings in oil and natural gas land at September 30, 2003 excluding royalty interests.

	Oil and Natural Gas Holdings(1) (hectares)	
	Gross(2)	Net(3)
Developed	6,825	4,723
Undeveloped	9,494	6,732

Notes:
(1) "Holdings" includes working interests and carried interests.
(2) "Gross" refers to the total area in which Denison Energy has an interest.
(3) "Net" refers to the gross area multiplied by Denison Energy's working interests.

Denison Energy expects its rights to explore on approximately 728 net acres (consisting of 715 net acres attributable to working interest lands and 13 net acres attributable to royalty interest lands) to expire prior to December 31, 2004.

Abandonment and Reclamation Costs

In connection with its operations, Denison Energy will incur abandonment and reclamation costs for surface leases, wells, facilities and pipelines. Denison Energy estimates such costs by using industry standard methods. Equipment prices were obtained by using the Petroleum Accounting Society of Canada manual and abandonment costs were determined from past work experience and are based on 55.6 net wells on which Denison Energy expects to incur such costs. Denison Energy anticipates that abandonment and reclamation costs will exceed the estimated salvage value of the equipment by $286,000 on an undiscounted basis and $54,000 discounted at 10%. Denison Energy anticipates that approximately $9,000 will be incurred in the next three financial years for abandonment and reclamation costs. None of this amount was included in the calculation of future net revenue in the tables under "Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue". Abandonment and reclamation obligations relating to Denison Energy's oil and natural gas operations will be assumed by Denison Resources in connection with the Denison Arrangement.

Tax Horizon

Denison Energy will not be required to pay cash income taxes for the year ended December 31, 2003. Based on tax pools and certain assumptions on the date hereof, Denison Energy anticipates that there will not be any cash taxes payable by Denison Oil during the life of the proved reserves.

Costs Incurred

In the year ended December 31, 2003, Denison Energy expended a total of $0.87 million on property acquisitions (including $0.73 million for proved properties and $0.14 million for unproved properties), as well as $2.45 million

in exploration costs and $0.86 million for development costs. Denison Energy also made property dispositions for the year ended December 31, 2003 of $1.20 million.

Oil and Gas Marketing

Denison Energy's production is sold at a price based on Edmonton Light crude with adjustments for quality and transportation. This price generally follows the trends in WTI, an internationally recognized reference price. Natural gas is sold to a marketer that purchases gas from a number of small producers and resells to major consumers. Natural gas prices are based on the AECO price for Alberta gas. As, internationally, oil and gas prices are generally in U.S. dollars, fluctuations in the exchange rate also affect Denison Energy's revenue. None of Denison Energy's oil and gas production is currently hedged.

Following the events of September 11, 2001, the WTI price dropped to a low of US $17.50 by mid–November of 2001. Since then, oil prices have risen to 12–year highs early in 2003 before softening as a result of the developments with the war in Iraq. Prices by the end of the third quarter were near US $30.

Since the Edmonton Light price, which forms the base on which Denison Energy's crude is sold, generally follows the WTI price, it is expected to average in the low to mid-Cdn$30 range for 2004.

Natural gas prices are largely dependent on gas storage levels and the discovery of new gas reserves in North America are not keeping pace with consumption. Gas prices are again increasing in anticipation of another very cold winter. The lack of pipeline capacity to move gas to market is also a contributing factor affecting prices.

OIL AND NATURAL GAS RESERVES

GLJ and Martin & Brusset (the "Engineers"), each independent petroleum engineering firms, have evaluated Denison Energy's crude oil, NGLs and natural gas reserves in accordance with National Instrument 51-101, adopted by the Canadian securities regulatory authorities, in reports dated January 9, 2004 and effective October 1, 2003 (the "Engineering Reports"). The GLJ Report evaluated Denison Energy's Countess and Lubicon properties and the Martin & Brusset Report evaluated Denison Energy's Knappen, Meekwap, Skiff and Smiley properties. Each of the reports used GLJ's January 1, 2004 price forecasts. The constant price cases contained herein were extracted from separate reports prepared by GLJ and Martin & Brusset dated January 28 and 26, 2004, respectively, which were based upon the Engineering Reports that used forecast prices and costs.

In preparing their Engineering Reports, the Engineers obtained basic information from Denison Energy, which included production and land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the Engineering Reports are based was obtained from public records, other operators and from each of the Engineer's non-confidential files. Information concerning the extent and character of ownership of Denison Energy's interests and the accuracy of all factual data supplied to the Engineers by third parties was accepted by the Engineers as represented and neither title searches nor field inspections were conducted.

The following is a summary, as at October 1, 2003, of the crude oil, NGLs and natural gas reserves attributable to Denison Energy's properties and the present worth value of the estimated future net cash flows associated with such reserves, based on forecast and constant price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. **All future cash flows are stated before provision for income taxes. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Denison Energy's crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. Actual future net cash flows may differ significantly from those estimated due to, but not limited to, the following:**

- **production rates may differ from those estimated both in terms of timing and amount;**

- **future prices and economic conditions may differ from those used in calculating reserves; and**
- **future production and development expenses will be determined by future events.**

The information presented below is drawn from the Engineering Reports and was compiled from the Engineering Reports by Denison Energy. Neither of the Engineers participated in or reviewed the compilation of this information for the purposes of the presentation of reserves in this Exhibit.

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE As of October 1, 2003

Constant Prices and Costs

	OIL AND GAS RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved Reserves								
Proved Developed Producing	451.9	391.5	--	--	2,240.8	1,553.1	2.9	2.3
Proved Developed Non-Producing	--	--	--	--	296.0	245.0	--	--
Proved Undeveloped Reserves	--	--	--	--	--	--	--	--
Total Proved Reserves	451.9	391.5	--	--	2,536.8	1,798.1	2.9	2.3
Probable Reserves	231.3	214.2	--	--	768.2	613.8	0.5	0.4
Total Proved Plus Probable Reserves	683.3	605.7	--	--	3,305.0	2,411.9	3.4	2.7

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES, DISCOUNTED AT (%/YEAR)				
RESERVES CATEGORY	0	10	12	15	20
	(in $ thousands)				
Proved Reserves					
Proved Developed Producing	13,693	10,150	9,679	9,064	8,224
Proved Developed Non-Producing	992	654	612	557	485
Proved Undeveloped Reserves	-	-	-	-	-
Total Proved Reserves	14,685	10,804	10,291	9,621	8,709
Probable Reserves	5,827	2,322	2,042	1,718	1,341
Total Proved Plus Probable Reserves	20,512	13,126	12,333	11,339	10,050

Forecast Prices and Costs

	OIL AND GAS RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved Reserves								
Proved Developed Producing	447	387	--	--	2,233	1,543	3	2
Proved Developed Non-Producing	--	--	--	--	296	241	--	--
Proved Undeveloped Reserves	--	--	--	--	--	--	--	--
Total Proved Reserves	447	387	--	--	2,529	1,784	3	2
Probable Reserves	224	210	--	--	766	594	--	--
Total Proved Plus Probable Reserves	670	596	--	--	3,295	2,378	4	3

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES, DISCOUNTED AT (%/YEAR)				
	0	10	12	15	20
	(in $ thousands)				
Proved Reserves					
Proved Developed Producing	10,215	7,939	7,631	7,225	6,665
Proved Developed Non-Producing	798	558	527	487	432
Proved Undeveloped Reserves	--	--	--	--	--
Total Proved Reserves	11,013	8,497	8,158	7,712	7,097
Probable Reserves	3,198	1,320	1,170	998	795
Total Proved Plus Probable Reserves	14,211	9,817	9,328	8,710	7,892

Notes:

1. (a) "Gross Reserves" are defined as the applicable working interest share of the remaining total recoverable reserves associated with the acreage of interest, before deduction of any royalties.

   (b) "Net Reserves" are defined as the applicable working interest share and/or royalty interest share of the remaining reserves, less all royalties and interests owned by others.

   (c) "Net Present Value of Future Net Revenue" is income derived from the future sale of net reserves of oil, pipeline gas, and by-products less all capital and operating costs, except that no allowance has been made for well abandonment and lease reclamation costs upon depletion of the reserves, unless otherwise stated.

   (d) "Probable Reserves" generally reflect incremental recoveries based on better performance on producing oil and gas properties and reserves associated with "behind casing" gas. "Proved Developed Non-Producing Reserves" are primarily gas reserves from wells suspended in 2003, due to pipeline capacity, that are scheduled to resume production after September 30, 2003 as a result of increased pipeline capacity.

2. Outlined below are the constant and forecast price and cost assumptions utilized in preparing the Engineering Reports as of October 1, 2003. Each of Martin & Brusset and GLJ used GLJ's price forecast, effective January 1, 2004, is set out in the table below. Actual prices, as used in their report of Denison Energy's reserves, have been adjusted for quality and transportation:

Constant Prices and Costs

Year	CRUDE OIL WTI Cushing Oklahoma ($US/bbl)	CRUDE OIL Edmonton Par Price 40° API ($Cdn/bbl)	CRUDE OIL Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBTU)	NATURAL GAS Saskatchewan Spot Price ($Cdn/MMBTU)	PENTANES PLUS FOB Field Gate ($Cdn/bbl)	INFLATION RATE (%/Yr)	EXCHANGE RATE[1] ($US/$Cdn)
2003 and Thereafter	32.52	40.81	34.81	6.09	5.98	38.31	0	0.7738

Note:

(1) Exchange rate used to generate the benchmark reference prices in this table.

Forecast Prices and Costs[1]

Year	CRUDE OIL WTI Cushing Oklahoma ($US/bbl)	CRUDE OIL Edmonton Par Price 40° API ($Cdn/bbl)	CRUDE OIL Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBTU)	NATURAL GAS Saskatchewan Spot Price ($Cdn/MMBTU)	PENTANES PLUS FOB Field Gate ($Cdn/bbl)	INFLATION RATES[2] (%/Yr)	EXCHANGE RATES[3] ($US/$Cdn)
2003	30.96	43.51	37.26	6.66	6.68	44.01	2.8	0.721
2004	29.00	37.75	31.75	5.85	5.75	38.25	1.5	0.750
2005	26.00	33.75	28.75	5.15	5.05	34.25	1.5	0.750
2006	25.00	32.50	28.50	5.00	4.90	33.00	1.5	0.750
2007	25.00	32.50	28.50	5.00	4.90	33.00	1.5	0.750
2008	25.00	32.50	28.50	5.00	4.90	33.00	1.5	0.750
Thereafter	25.00	32.50	28.50	5.00	4.90	33.00	1.5	0.750

Notes:

(1) Pricing assumption supplied by GLJ effective January 1, 2004.
(2) Inflation rates used for forecasting prices and costs.
(3) Exchange rates used to generate the benchmark reference prices in this table.

3. The total capital costs, net to Denison Energy, necessary to achieve the estimated future proved and probable future net revenues, are estimated to be $0.3 million.

4. Based on average third quarter 2003 production rates, Denison Energy's proved reserve life index is 4.2 years and 3.2 years for natural gas and oil, respectively. The corresponding proved plus probable reserve life indexes for natural gas and oil are 5.5 and 4.8 years, respectively.

5. Denison Energy has approximately 75 MBOE of proved plus probable reserves which are capable of production but which, as of October 1, 2003, were not on production. These reserves have generally been non-producing for two years and have been shut in due to lack of pipeline capacity. One well resumed production in December, 2003, leaving one well to be tied in.

Undiscounted Total Future Net Revenue

The following tables describe the undiscounted total future net revenue of Denison Energy's oil and natural gas reserves as of October 1, 2003, using both constant and forecast prices and costs.

Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes
			(in $ thousands)			
Proved Reserves	28,854	5,894	8,114	130	--	14,685
Proved Plus Probable Reserves	40,416	7,288	12,423	320	--	20,513

Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes
			(in $ thousands)			
Proved Reserves	24,873	5,398	8,490	135	--	11,013
Proved plus Probable Reserves	34,536	6,664	13,687	330	--	14,212

Estimated 2003 and 2004 Production

The following table describes the Engineers' estimated volume of gross average daily production for the fourth quarter of 2003 and the year 2004 in preparing the estimated net present values of future net revenue under the heading "Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue" above. For actual 2003 production, see "Oil and Gas Operational Information – Operating History".

Product Type	Estimated Fourth Quarter 2003 Production	Estimated 2004 Production
Crude Oil		
Light and medium oil (bbls/d)	350	291
Heavy oil (bbls/d)	--	--
Total crude oil (bbls/d)	350	291
Natural gas liquids (bbls/d)	3	2
Total liquids (bbls/d)	353	293
Natural gas (Mcf/d)	1,386	1,276
Total (BOE/d)	583	505

The Engineers estimate that average production from the Countess property will be 300 BOE/d in the fourth quarter 2003 (consisting of 223 bbls/d of crude oil and NGLs and 462 Mcf/d of natural gas) and 231 BOE/d in the year 2004 (consisting of 175 bbls/d of crude oil and NGLs and 334 Mcf/d of natural gas).

Future Development Costs

The following table summarizes the amount of development costs of Denison Energy deducted in the estimation of future net revenue in the foregoing tables.

Year	Constant Prices and Costs – Proved Reserves – Undiscounted	Constant Prices and Costs – Proved Reserves – Discounted at 10%/year	Forecast Prices and Costs – Proved Reserves – Undiscounted	Forecast Prices and Costs – Proved Reserves – Discounted at 10%/year	Forecast Prices and Costs – Proved Plus Probable Reserves – Undiscounted	Forecast Prices and Costs – Proved Plus Probable Reserves – Discounted at 10%/year
2003	--	--	--	--	--	--
2004	$65,000	$59,000	$66,000	$59,000	$260,000	$174,000
2005	--	--	--	--	--	--
2006	--	--	--	--	--	--
2007	$65,000	$47,000	$69,000-	$51,000	70,000	52,000
2008	--	--	--	--	--	--
TOTAL	$130,000	$106,000	$135,000	$110,000	$330,000	$226,000

Denison Energy anticipates that the future development costs necessary for the production of its current reserves will be financed through internally-generated cash flow.

Reconciliation of Gross Reserves by Principal Product Type

A reconciliation of Denison Energy's reserves to reflect the changes from December 31, 2002 to October 1, 2003, using forecast prices and costs, is shown in the table below:

FACTORS	Light and Medium Crude Oil and NGLs – Proved (Mbbls)	Light and Medium Crude Oil and NGLs – Probable (Mbbls)	Light and Medium Crude Oil and NGLs – Proved Plus Probable (Mbbls)	Heavy Oil – Proved (Mbbls)	Heavy Oil – Probable (Mbbls)	Heavy Oil – Proved Plus Probable (Mbbls)	Natural Gas – Proved (MMcf)	Natural Gas – Probable (MMcf)	Natural Gas – Proved Plus Probable (MMcf)
December 31, 2002	**905**	**167**	**1,072**	--	--	--	**4,980**	**377**	**5,357**
Extensions	--	--	-	--	--	--	--	--	--
Technical Revisions	(323)	61	(262)	--	--	--	(2,147)	499	(1,648)
Discoveries	--	--	-	--	--	--	--	--	--
Acquisitions/ Dispositions	(6)	(4)	(10)	--	--	--	102	(110)	(8)
Production	(126)	--	(126)	--	--	--	(406)	--	(406)
October 1, 2003	**450**	**224**	**674**	--	--	--	**2,529**	**766**	**3,295**

SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Included elsewhere herein are (i) audited financial statements of the Oil and Gas Division of Denison Energy for each of the years in the three year period ended December 31, 2002 and unaudited financial statements for the nine-month period ended September 30, 2003 and 2002 and (ii) unaudited pro forma financial information of Denison Oil giving effect to the Denison Arrangement as at and for the nine months ended September 30, 2003 and for the year ended December 31, 2002.

The following should be read in conjunction with the financial statements, the accounting policies included therein and the other related notes contained elsewhere in the Information Circular.

The following table is a summary of selected financial information for the Oil and Gas Division of Denison Energy for the periods indicated. The following information should be read in conjunction with the audited financial statements of the Oil and Gas Division of Denison Energy for each of the years in the three year period ended December 31, 2002 and the unaudited financial statements for the nine-month period ended September 30, 2003 and 2002.

	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Income Statement Data					
Revenue	$ 6,745	$4,323	$6,142	$1,267	$ --
Expenses	18,421	4,070	5,940	1,009	190
Earnings (loss) before income taxes	(11,676)	253	202	258	(190)
Income tax expense (recovery)	--	--	--	--	--
Net earnings (loss) for the period	$(11,676)	$ 253	$ 202	$ 258	$(190)

For selected financial information of Denison Oil giving effect to the Denison Arrangement and the Forte Arrangement, see "Selected Financial Information" in Exhibit "N" to the Information Circular.

Management's Discussion and Analysis

For management's discussion and analysis of financial conditions and results of operations relating to the oil and natural gas operations of Denison Energy in 2001 and 2002 and for the period ended September 30, 2003, refer to the heading "Oil and Gas Division" in "Management's Discussion and Analysis Regarding Denison Energy" in Exhibit "O" to the Information Circular.

CAPITALIZATION

As at the date hereof, the sole shareholder of Denison Oil is Denison Energy. Denison Energy owns one (1) Denison Oil Common Share having a stated capital of $2001. For a description of the share capital of Denison Oil, see "Description of Share Capital" below.

For pro forma information relating to Denison Oil after giving effect to the Denison Arrangement, see the Unaudited Pro Forma Balance Sheet of Denison Oil Corporation, attached as Appendix B to this Exhibit, and for pro forma information relating to Denison Oil after giving effect to the Forte Arrangement, see Appendix A to Exhibit "N" – Denison Oil Corporation Pro Forma Financial Statements.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Denison Oil consists of an unlimited number of Denison Oil Common Shares, an unlimited number of Denison Oil First Preferred Shares, 3,500,000 Denison Oil Performance Shares and an unlimited number of Denison Oil Second Preferred Shares. Immediately following completion of the Denison Arrangement, there will be approximately 3,734,111 Denison Oil Common Shares and no preferred shares or performance shares, outstanding.

Please see "Description of Share Capital" in Exhibit "N" – "Information Concerning Denison Oil After the Denison Arrangement", for a description of each of the Denison Oil Common Shares, Denison Oil First Preferred Shares, including the Denison Oil Performance Shares and Denison Oil Second Preferred Shares.

Prior Sales

On January 21, 2004, Denison Oil issued one Denison Oil Common Share to Denison Energy at a price of $2001 to facilitate Denison Oil's organization.

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the current directors and officers of Denison Oil, their current positions and offices with Denison Oil, the number of Denison Oil Common Shares beneficially owned or controlled after given effect to the Denison Arrangement, and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Position with Denison Oil	Number of Denison Oil Common Shares Beneficially Owned or Controlled after Giving Effect to the Denison Arrangement[(1)]	Present Occupation During the Last Five Years
T. E. Craig Bamford Pickering, Ontario	Interim Chief Financial Officer	0 0.0%	Vice President, Finance and Chief Financial Officer, Denison Energy
James S. Blair Calgary, Alberta	Director	4.857 0.1%	President and Chief Executive Officer, ExAlta Energy Inc. since 2002; Director of Denison Energy since 2002. Prior thereto, Senior Vice President and Chief Operating Officer of Husky Energy Inc. (an integrated energy company).
E. Peter Farmer Toronto, Ontario	Interim Chief Executive Officer	85,198 2.3%	President and Chief Executive Officer, Denison Energy
Gregory S. Fletcher Calgary, Alberta	Director	750 0.0%	President, Sierra Energy Inc. (oil and gas development and production company); Director of Denison Energy

Notes:

(1) Based on the number of Denison Energy Common Shares held by each individual listed above as at January 28, 2004, as if these were the holdings of such individual at the Denison Effective Date.

The officers and directors of Denison Oil, as a group, will beneficially own or exercise control over, directly or indirectly, 90,805 equity shares, representing approximately 2.4% of the outstanding equity shares upon completion of the Denison Arrangement and before giving effect to the Forte Arrangement.

All of the directors and officers of Denison Oil have previously served in similar capacities with Denison Energy. The term of office of each of the directors of Denison Oil will expire at the next annual meeting of the holders of Denison Oil Common Shares or until the resignation of such directors. If the Forte Arrangement is completed, Mr. Farmer will resign as a director and as Interim Chief Executive Officer of Denison Oil, and Mr. Bamford will resign as Interim Chief Financial Officer, and that new directors and officers will be appointed to the Board. See "The Forte Plan of Arrangement" in the Information Circular and "Directors and Officers of Denison Oil" in Exhibit "N" – "Information Regarding Denison Oil After the Forte Arrangement" for a description of the proposed directors and officers of Denison Oil following the Forte Arrangement.

Denison Oil's board will have no committees prior to the completion of the Denison Arrangement.

MANAGEMENT

The following is a brief description of the directors and senior officers of Denison Oil before giving effect to the Forte Arrangement.

James S. Blair, Director

Mr. Blair has served as director of Denison Energy since May of 2002. Mr. Blair is President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies. Mr. Blair was responsible for managing Husky's upstream business. He developed and implemented comprehensive strategies which led to strong growth of Husky in western Canada, offshore eastern Canada and Asia. Mr. Blair is a director

of Viking Energy Royalty Trust, a director and Chairman of Onstream Compressor Rentals Inc., a private oilfield service company, and a director of the Calgary Centre for Innovative Technology. Mr. Blair holds an Honours B.A. (Economics) degree from the University of Alberta. His studies concentrated on resource economics and international trade.

E. Peter Farmer, Interim President and Chief Executive Officer

Mr. Farmer is the President and Chief Executive Officer of Denison Energy. Mr. Farmer joined Denison Energy in June 1985 as General Counsel and Secretary and later served as Vice President General Counsel and Secretary before his appointment as President and Chief Executive Officer in March 1997. Prior to joining Denison Energy, Mr. Farmer practiced law with the firm of Beechie and Kerr and served as Counsel for Avco Financial Services and Union Enterprises Ltd. Mr. Farmer completed his B.A. at Queen's University in 1971 and received his LL.B. from the University of Windsor Ontario in 1974.

Gregory S. Fletcher, Director

Mr. Fletcher has served as a director of Denison Energy since May of 2002. Mr. Fletcher is an independent businessman involved in the oil and gas industry in western Canada. He has considerable business experience in the junior sector of the oil and gas industry and is currently President of Sierra Energy Inc., a private oil and gas company that he founded in 1997. From June 1998 to May 1999, he was also President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. and prior to 1997 he was President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also Chairman and a director of Diamond Energy Services Inc., a private oilfield service company, a director of Pengrowth Management Limited, a private specialty fund management company and a director of Total Energy Services Ltd., a public oilfield services company. Mr. Fletcher graduated from the University of Calgary in 1972 with a BSc. in geology.

T. E. Craig Bamford, Interim Chief Financial Officer

Mr. Bamford has served as Vice President Finance and Chief Financial Officer of Denison Energy since October 2000. Mr. Bamford joined Denison Energy in 1982 and has held numerous positions with the Corporation, including Controller. Mr. Bamford is a Chartered Accountant and holds a B.B.A. from Wilfred Laurier University.

PERSONNEL

As at the date of the Information Circular, Denison Oil has no employees. After giving effect to the Denison Arrangement and before giving effect to the Forte Arrangement, Denison Oil expects to have approximately 5 employees at its office in Calgary.

INTEREST OF MANAGEMENT IN MATERIAL TRANSACTIONS

Other than as disclosed in the Information Circular, none of the directors, officers or principal shareholders of Denison Oil, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects Denison Oil or any of its subsidiaries or affiliates.

PRINCIPAL SHAREHOLDERS

After giving effect to the Denison Arrangement and before giving effect to the Forte Arrangement, to the best of the knowledge of the directors and officers of Denison Oil, no persons will own, directly or indirectly, or exercise control or discretion over Denison Oil Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Denison Oil Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Executive Officers and Directors

To date, Denison Oil has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Denison Oil to its executive officers or directors and none will be paid until after the Denison Arrangement and Forte Arrangement have been completed. See Exhibit "N" – "Information Regarding Denison Oil After the Forte Arrangement" for a description of the compensation of Denison Oil's officers following the Forte Arrangement.

Employment Agreements

Denison Oil has no employment agreements with any of its executives.

INDEBTEDNESS OF EXECUTIVE OFFICERS AND DIRECTORS

At no time since the formation of Denison Oil was there any indebtedness of any director or officer, or any associate of any such director or officer, to Denison Oil or to any other entity which is, or at any time since the formation of Denison Oil has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Denison Oil.

STOCK OPTION PLAN

Denison Oil does not have a stock option plan. If the Forte Arrangement is completed, Denison Oil will adopt the Denison Oil Stock Option Plan, attached as Exhibit "Q" to the Information Circular and described under the heading "Stock Options" in Exhibit "N" to the Information Circular.

RISK FACTORS

Industry Risks

There are many risks inherent in the oil and gas industry which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The success of Denison Oil will depend on its ability to develop and exploit efficiently its existing properties, and select and acquire suitable additional producing properties or undeveloped exploration prospects. The marketability of any oil and natural gas product, acquired or discovered by Denison Oil will be affected by numerous factors beyond the control of Denison Oil. These factors include market fluctuations, the world price of crude oil, the continental price of natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection, and any changes to such agreement regulations, the impact of inflation on costs and the fluctuations in exchange rates. The effect of these factors cannot be accurately predicted.

Hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and operating wells. Denison Oil will have the benefit of insurance maintained by it; however, Denison Oil may become liable for damages arising from pollution, blowouts or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Oil and gas production operations are also subject to all of the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into formations, which may hinder economic production.

Competition

The oil and natural gas industry is highly competitive. Denison Oil competes for reserve acquisitions, exploration leases, licences and concessions, capital to finance such activities and skilled industry personnel with a substantial

number of other oil and natural gas companies, many of which have significantly greater financial and personnel resources than Denison Oil. Denison Oil's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. Denison Oil's ability to increase reserves in the future will depend on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Denison Oil's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Denison Oil will be affected by numerous factors beyond its control. Denison Oil's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Denison Oil may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Denison Oil's net production revenue. The economics of producing from some wells acquired or drilled by Denison Oil may change as a result of lower commodity prices, which could result in a reduction in the volumes of Denison Oil's economic reserves. Denison Oil might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Denison Oil's net future production revenue, causing a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Denison Oil are in part determined by Denison Oil's borrowing base. A sustained material decline in prices from historical average prices could reduce the borrowing base, therefore reducing the bank credit available to Denison Oil which could require that a portion, or all, of Denison Oil's bank debt be repaid.

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Denison Oil in a manner materially different than they would affect other oil and gas service companies of similar size.

Environmental Risks and Environmental Regulation

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced or utilized in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses or authorizations, and civil liability for pollution damage, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Denison Oil to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or

exploration activities or otherwise adversely affect Denison Oil's financial condition, results of operations or prospects.

Reserves Replacement

Denison Oil's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Denison Oil successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Denison Oil may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. There can be no assurance that Denison Oil's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Recovery and Reserve Estimates

The recovery and reserve estimates of Denison Oil's oil and gas reserves provided for herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of factors and assumptions, all of which may vary considerably from actual results. Denison Oil's actual production, revenues, taxes and development and operating expenses and results will vary from estimates contained in the evaluations, and such variations could be material. Actual reserves may be greater or less than the estimates. Denison Oil has used both constant and escalated price and costs assumptions in calculating reserve quantities as required by securities disclosure legislation and policies in Canada.

Seasonality/Weather

The activities in the oilfield services industry are subject to a degree of seasonality. Operating activities within the Canadian service industry are generally lower in April and May, during spring break-up, and tend to increase in the fall and peak in the winter months of November through March. Additionally, volatility in the weather and temperature not only within these seasons, but year round as well, can create additional unpredictability in rig utilization rates and operational results for entities such as Denison Oil.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Denison Oil's claim which could result in a reduction of the revenue received by Denison Oil.

Insurance

Denison Oil's involvement in the exploration for and development of oil and natural gas properties may result in Denison Oil becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Denison Oil maintains insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Denison Oil may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or to other reasons. The payment of any such uninsured liabilities would reduce the funds available to Denison Oil. The occurrence of a significant event against which Denison Oil is not fully insured, or the insolvency of the insurer of such an event, could have a material adverse effect on Denison Resources' financial position, results of operations or prospects.

Conflicts of Interest

Certain of the directors of Denison Oil may be engaged and will continue to be engaged in certain business interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with Denison Oil. Conflicts of interest, which arise will be subject to and governed by the procedures prescribed by the ABCA.

Reliance on Management and Key Employees

The success of Denison Oil will be largely dependent upon the performance, experience and expertise of management, and certain key employees, and its continued success will be dependent upon its ability to attract and retain experienced management and key employees. Denison Oil does not have in place key man insurance on management.

Reliance on Operators

To the extent Denison Oil is not the operator of its oil and natural gas properties, Denison Oil will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.

Permits and Licenses

The operations of Denison Oil may require licenses and permits from various governmental authorities. There can be no assurance that Denison Oil will be able to obtain all necessary licenses and permits that may be required to carry out exploration for and development of its properties and projects.

Additional Funding Requirements

Denison Oil anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future.

Denison Oil's cash flow may not be sufficient to fund its ongoing activities and implement its business plan. From time to time, Denison Oil may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Denison Oil. Moreover, future activities may require Denison Oil to alter its capitalization significantly.

Failure to obtain such financing on a timely basis could cause Denison Oil to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations, and may have a material adverse effect on Denison Oil's financial condition, results of operations or prospects.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Denison Oil and may delay exploration and development activities. To the extent Denison Oil is not the operator of its oil and gas properties, Denison Oil will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Absence of Dividends

Denison Oil does not anticipate that cash dividends will be paid on Denison Oil Common Shares in the foreseeable future since Denison Oil currently intends to retain any future earnings to finance the expansion and development of its business. The declaration and payment in the future of any cash dividends will be at the discretion of Denison Oil's Board of Directors and will depend upon the earnings, capital requirements and financial position of Denison Oil, future loan covenants, general economic conditions and other pertinent factors. No assurance can be given that Denison Oil will pay any dividends in the future or with respect to the amount of any such dividends.

Commodity and Currency Hedging

From time to time, Denison Oil may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, if commodity prices increase beyond the levels set in such agreements, Denison Oil will not benefit from such increases. Similarly, from time to time, Denison Oil may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar. However, if the Canadian dollar declines in value compared to the United States dollar, Denison Oil will not benefit from such a fluctuation exchange rate.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Denison Oil's exploration and production facilities and other operations and activities will emit greenhouse gases which may subject Denison Oil to such legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and natural gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 37: *Climate Change and Emissions Management Act*, may require the reduction of emissions from Denison Oil's operations and facilities. The direct or indirect costs of these regulations may adversely affect Denison Oil's financial condition, results of operations or prospects.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of the Canada and Alberta, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Denison Oil in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Denison Oil is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oil, distance to market and the value of refined products. Canadian oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board of Canada prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing – Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. The price received by Denison Oil depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. As is the case with oil, natural gas exports from Canada for a term of less than two years must be made pursuant to a National Energy Board order and in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75 percent for prices at or below the royalty tax credit reference price of $100 per cubic meter decreasing to 25 percent for prices above the royalty tax credit reference price of $210 per cubic meter. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

On October 13, 1992, the Alberta government announced major changes to its royalty structure and permanent incentives for exploring and developing oil and gas reserves. The significant changes announced which remain in force include the following: (i) the first wells drilled in new oil pools discovered on or after October 1, 1992 will have a permanent one year oil royalty holiday, subject to a $1,000,000 cap and a reduced royalty rate thereafter; (ii) reduction of royalties on pre-October 1, 1992 production of oil and gas; (iii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity and horizontal re-entry of vertical oil wells; (iv) introduction of separate par pricing for light, medium and heavy oil; and (v) modification of the royalty formula structure to provide for sensitivity to price fluctuations.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to United States and Canadian state, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the

satisfaction of provincial and state authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) which took effect on September 1, 1993. The *Environmental Protection and Enhancement Act* (Alberta) imposes stricter environmental standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Denison Energy, or which will be entered into by Denison Oil pursuant to the Denison Arrangement since its incorporation, which can be reasonably regarded as presently material to the business of Denison Oil are the following:

1. The Denison Arrangement Agreement;
2. The Forte Arrangement Agreement;
3. The Partnership Agreement;
4. The Petroleum and Natural Gas Asset Conveyance Agreement; and
5. The Contribution Agreement.

Copies of these agreements may be inspected at the head office of Denison Oil at Atrium on Bay, 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 3C2 and at the offices of Blake, Cassels & Graydon LLP at suite 3500, East Tower, Bankers Hall, 855 – 2nd Street SW, Calgary, Alberta, T2P 4J8 during normal business hours from the date of the Information Circular until 30 days following completion of the Denison Arrangement.

LEGAL MATTERS

Denison Oil has not commenced active operations as at the day of this Information Circular. To the knowledge of the management of Denison Oil, it is not a party to any legal proceedings. However in connection with the completion of the Denison Arrangement, Denison Oil has provided certain indemnities in favour of Denison Energy in connection with the transfer of the Petroleum and Natural Gas Assets and PNG Liabilities. One matter for which Denison Oil provided an indemnity to Denison Energy is an ongoing claim before the Alberta Court against a predecessor entity of Denison Energy by Oilhawk Resources Ltd. The claim is fully insured and being handled by Denison Energy's insurer, which insurance shall be assumed by Denison Oil upon completion of the Denison Arrangement.

EXPERTS

Certain legal matters in connection with the Denison Arrangement will be passed upon on behalf of Denison Oil by Blake, Cassels & Graydon LLP. Except as disclosed herein, as of the date hereof, partners and associates of Blake, Cassels & Graydon hold none of the outstanding Denison Energy Common Shares. PricewaterhouseCoopers LLP audited certain of the financial statements of Denison Oil included in this Exhibit M. Except as disclosed herein, as of the date hereof, employees of PricewaterhouseCoopers LLP hold none of the outstanding Denison Energy Common Shares. The authors of the Engineering Reports, as at the date hereof, hold none of the outstanding Denison Energy Common Shares.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Denison Oil are Deloitte and Touche LLP, Chartered Accountants, Suite 3000, 700- 2nd Street SW Calgary Alberta T2P 0S7.

Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario and Calgary, Alberta will be the registrar and transfer agent for the common shares of Denison Oil.

APPENDIX A

FINANCIAL STATEMENTS OF THE OIL AND GAS DIVISION OF DENISON ENERGY INC.

Auditors' Report

To The Directors of Denison Energy Inc.

We have audited the accompanying balance sheet of the Oil and Gas Division of Denison Energy Inc. as at December 31, 2002, December 31, 2001 and December 31, 2000, and the consolidated statements of earnings, changes in divisional equity and cash flows for the years then ended. These financial statements are the responsibility of Denison Energy's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Oil and Gas Division of Denison Energy Inc. as at December 31, 2002, December 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

CHARTERED ACCOUNTANTS

Toronto, Canada
February 28, 2003
(except for notes 1 and 10 which are as of January 29, 2004)

The Oil and Gas Division of Denison Energy Inc.
Balance Sheets

(in thousands)	As at September 30 2003 (unaudited)	As at September 30 2002 (unaudited)	As at December 31 2002	As at December 31 2001	As at December 31 2000
ASSETS					
Current Assets					
Accounts receivable	**$ 1,471**	$ 671	**$ 1,213**	$ 689	$ —
Prepaid expenses	**125**	114	**206**	11	—
	1,596	785	**1,419**	700	
Property, plant and equipment *(note 3)*	**9,199**	16,376	**20,447**	13,559	550
	$ 10,795	$ 17,161	**$ 21,866**	$ 14,259	$ 550
LIABILITIES					
Current Liabilities					
Bank indebtedness *(note 4)*	**$ 4,848**	$ 2,152	**$ 3,790**	$ 1,918	$ —
Accounts payable and accrued liabilities	**1,730**	1,155	**3,680**	2,389	46
Provision for decommissioning and site Restoration *(note 5)*	**147**	115	**121**	90	—
Future income taxes *(note 6)*	—	—	—	—	—
	6,725	3,422	**7,591**	4,397	46
DIVISIONAL EQUITY	**4,070**	13,739	**14,275**	9,862	504
	$ 10,795	$ 17,161	**$ 21,866**	$ 14,259	$ 550

Going Concern *(note 1)*
Contingent liabilities and commitments *(note 9)*
The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD

(signed) "E. Peter Farmer"
Director

(signed) "James S. Blair"
Director

The Oil and Gas Division of Denison Energy Inc.
Statements of Earnings (Loss)

(in thousands)	For the Nine Months Ended September 30 2003 (unaudited)	2002 (unaudited)	For the Year Ended December 31 2002	2001	2000
Revenue	$ 6,745	$ 4,323	$ 6,142	$ 1,267	$ —
Royalties and provincial capital taxes	1,436	1,079	1,488	220	—
Write-down of oil and gas properties	12,000	—	—	—	—
Operating and exploration costs	3,933	2,252	3,393	699	190
Interest expense on bank indebtedness	154	69	96	15	—
General corporate expenses	847	670	958	75	—
Stock option expense	51	—	5	—	—
	18,421	4,070	5,940	1,009	190
Earnings (loss) before income taxes	(11,676)	253	202	258	(190)
Income tax expense *(note 6)*	—	—	—	—	—
Net earnings (loss) for the period	$ (11,676)	$ 253	$ 202	$ 258	$ (190)

Statements of Changes in Divisional Equity

(in thousands)	For the Nine Months Ended September 30 2003 (unaudited)	2002 (unaudited)	For the Year Ended December 31 2002	2001	2000
Balance - beginning of the period	$ 14,274	$ 504	$ 9,862	$ 504	$ —
Net earnings (loss) for the period	(11,676)	253	202	258	(190)
Other changes in interdivision equity	1,472	12,982	4,211	9,100	694
Balance - end of the period	$ 4,070	$ 13,739	$ 14,275	$ 9,862	$ 504

The accompanying notes are an integral part of these financial statements.

The Oil and Gas Division of Denison Energy Inc.
Statements of Cash Flows

(in thousands)	For the Nine Months Ended September 30 2003 (unaudited)	2002 (unaudited)	For the Year Ended December 31 2002	2001	2000
Operating Activities					
Net earnings (loss) for the period	$ **(11,676)**	$ 253	$ **202**	$ 258	$ (190)
Items not affecting cash:					
Depletion, amortization and reclamation	**2,377**	1,275	**1,958**	350	—
Write-down of oil and gas property	**12,000**	—	—	—	—
Stock option expense	**51**	—	**5**	—	—
Increase (decrease) in operating working capital *(note 7)*	**(2,127)**	(1,318)	**573**	1,262	46
Net cash generated by operating activities	**625**	210	**2,738**	1,870	(144)
Financing Activities					
Increase (decrease) in bank indebtedness	**1,058**	234	**1,872**	(367)	—
Change in divisional investment	**1,421**	3,627	**4,205**	8,166	694
	2,479	3,861	**6,077**	7,799	694
Investing Activities					
Additions to property, plant and equipment	**(4,048)**	(4,071)	**(8,815)**	(7,753)	(550)
Proceeds on sale of other assets	**944**	—	—	—	—
Acquisition of Innovative Energy Ltd. *(note 8)*	—	—	—	(1,916)	—
	(3,104)	(4,071)	**(8,815)**	(9,669)	(550)
Increase (decrease) in Cash and Cash Equivalents	$ —	$ —	$ —	$ —	$ —
Supplemental Cash Flow Information					
Payments for interest	$ **154**	$ 69	$ **96**	$ 15	$ —

The accompanying notes are an integral part of these financial statements.

The Oil and Gas Division of Denison Energy Inc.
Notes to Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

1. BASIS OF PRESENTATION AND GOING CONCERN

These financial statements have been being prepared by management to segregate the Canadian assets, liabilities, revenues and expenses of the oil and gas division (the "Oil and Gas Division") of Denison Energy Inc. ("Denison Energy"). The Oil and Gas Division is involved in the exploration and development of oil and gas properties and the production and sale of oil and natural gas in Alberta and Saskatchewan and is managed from a divisional office in Calgary. Certain comparative figures have been reclassified to conform with the presentation adopted. Stock option expenses relating to stock options issued by Denison Energy and interest on bank indebtedness have been allocated to this division. No administration expense has been allocated for corporate purposes to this division as materially all such expenses were met by the Division's administrative office in Calgary. Income tax expense has been calculated at the effective tax rate for the Oil and Gas Division as if it had been a separate taxable entity, but no cash tax payments have been recorded as actual cash taxes up to September 30, 2003 have been fully sheltered by tax deductions available to Denison Energy.

These financial statements have been prepared on the going concern basis. As at December 31, 2002 the division had net current liabilities of $6,051.

If the proposed corporate transactions described in note 10 are completed successfully, the Division will receive cash up to a maximum of $1,344 to be applied against the Division's bank debt and upon completion of the transaction with Forte will also gain access to additional funding.

In the event that the proposed transactions are not completed as described in Note 10, the ability of the Division to meet its liabilities and obligations as they fall due in the future, including the scheduled reduction of the bank credit facility as described in note 10 (e), will depend on the ability of the Division to obtain access to additional credit.

Management are reasonably confident in the successful completion of the proposed transactions and therefore believe that the going concern basis is appropriate. Accordingly, the financial statements do not reflect adjustments, which could be material, to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary were the going concern presumption inappropriate.

These financial statements should be read in conjunction with the historical consolidated financial statements of Denison Energy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Oil and Gas Division commenced exploration activities in 2000 and production in 2001. Current production is from the 100% owned Countess field near Calgary, the Smiley gas field in Saskatchewan and various joint venture interests in other Alberta oil and gas properties.

Basis of Preparation
These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the economic lives and recoverability of oil

and gas assets, the provisions for decommissioning and reclamation, future income taxes and the evaluation of contingent liabilities. Actual results could differ materially from those estimates. The summary of

significant accounting policies below describes the accounting methods and practices that have been used in the preparation of these consolidated financial statements. This summary is presented to assist the reader in interpreting the statements contained herein.

Consolidation Principles
The consolidated financial statements include the accounts of the Oil and Gas Division of Denison Energy Inc. The division's interests in its oil and gas joint ventures are accounted for using the proportionate consolidation method. Under this method, the dvision includes its proportionate share of assets, liabilities, revenues and expenses.

Revenue Recognition
Oil and gas revenues are recognized when title passes from the Oil and Gas Division to its customer. Royalty revenue is recognized when earned under the respective agreement.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities not exceeding 90 days and are stated at cost, which approximates market value.

Property, Plant and Equipment
Oil and Gas Properties, Plant and Equipment
The Oil and Gas Division's oil and gas properties, plant and equipment are carried at the lower of cost and net recoverable amount. All costs associated with the exploration for and the development of oil and gas properties are capitalized providing the total capitalized cost does not exceed the net recoverable amount. All costs of the Oil and Gas Division's oil and gas property, plant and equipment are capitalized in one producing cost centre. Depletion is provided on capitalized costs in this producing cost centre by the units of production method based on estimated proven reserves.

Oil and Gas Property Evaluations
Net recoverable amount is the aggregate of estimated undiscounted future net revenues from proven reserves less operating, administration, financing and income tax expense. Estimated future net revenues are determined using year-end prices. The Oil and Gas Division periodically reviews the costs associated with preproduction stage cost centres to determine whether costs are likely to be recovered. Any unrecoverable amount is written off against earnings.

Other Property, Plant and Equipment
Other property, plant and equipment are amortized according to the straight-line method based on their estimated useful lives, which range from three to twenty years.

Decommissioning and Site Restoration Cost
Estimated decommissioning and site restoration costs of resource properties are accrued and charged to operations using the unit of production method. Provisions with respect to site restoration are calculated on a discounted basis and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the provision for site restoration. The Oil and Gas Division's activities are subject to various governmental laws and regulations related to the protection of the environment. The Oil and Gas Division has made, and continues to make, expenditures in order to comply with or exceed such laws and regulations. The Oil and Gas Division is continuously updating its decommissioning and site restoration cost estimates. Such estimates are, however, subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when applicable.

The Oil and Gas Division of Denison Energy Inc.
Notes to Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

Future Income Taxes
The Oil and Gas Division follows the asset and liability method of accounting for future income taxes as if it were a separate taxable entity. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary timing differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income.

Financial Instruments
The carrying amounts for cash and short-term deposits, accounts receivable, prepaid expenses, accounts payable and accrued liabilities on the balance sheets approximate fair value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.

Stock Option Plan
In 2002 Denison Energy adopted prospectively the requirements of the CICA handbook section 3470, "Stock Based Compensation and Other Stock Based Payments." As encouraged by section 3470, Denison Energy adopted the fair value based method to account for stock-based transactions with directors, and eligible employees for options granted in 2002. The value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus to the equity of Denison Energy. When the options are exercised, the proceeds received by Denison Energy, together with the amount in contributed surplus will be credited to Common Share capital of Denison Energy. For options granted prior to January 1, 2002 Denison Energy continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the Denison Energy will be recorded as Common Share capital of Denison Energy. Stock option expense has been allocated from Denison Energy to the Oil and Gas Division in respect of options granted to employees of the division. Such expense is recorded in the Statements of Earnings (Loss).

3. PROPERTY, PLANT AND EQUPMENT

(a)

	For the Period Ended September 30		For the Year Ended December 31		
	2003	2002	**2002**	2001	2000
	(unaudited)	(unaudited)			
Cost	**$ 25,819**	$ 17,971	**$22,715**	$ 13,900	$ 550
Accumulated depletion and amortization	**(16,620)**	(1,595)	**(2,268)**	(341)	—
	$ 9,199	$ 16,376	**$ 20,447**	$ 13,559	$ 550

(b) **Write-down of oil and gas properties (unaudited)**
In September 2003 the Oil and Gas Division recorded a write-down of its Canadian oil and gas properties by $12,000,000. This write-down was calculated using September 30, 2003 oil and natural gas prices and updated reserve reports for its oil and gas properties.

The Oil and Gas Division of Denison Energy Inc.
Notes to Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

4. BANK INDEBTEDNESS

As at December 31, 2002 Denison Energy had a borrowing facility of up to $6,000,000. Subsequent to year-end, as a result of the fact that substantial proven gas reserves are awaiting pipeline allocation and the short production history of two new wells, this borrowing facility was reduced to $5,300,000 as at September 30, 2003. This facility is subject to an annual review and is repayable from oil and gas cash flows. This facility bears interest at Canadian bank prime (which was 4.5% on December 31, 2002) plus 0.5% and is secured by a first charge on certain oil and gas properties and a floating charge on other assets in the Western Canadian Basin.

5. DECOMMISSIONING AND SITE RESTORATION

As at September 30, 2003, the Oil and Gas Division has estimated future removal and site restoration costs to be $147,000, (2002-$115,000, December 31, 2002 $121,000, 2001-$90,000, 2000- $nil) for abandoning its Canadian oil and gas wells and facilities.

6. INCOME TAXES

The Oil and Gas Division is not a separate taxable entity. Any current or future income tax liability arising in respect of the division is sheltered by tax deductions available and recorded at the corporate level. The following provides tax information concerning the division assuming it is a separate tax entity. Federal large corporation tax is computed at the corporate level and not allocated to this division. A reconciliation of the combined Canadian federal and provincial income tax rate to Denison Energy's effective rate of income and resource taxes is as follows:

The Oil and Gas Division of Denison Energy Inc.
Notes to Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(a) A reconciliations of the combined Canadian federal and provincial income tax rates to Denison Energy's effective rate of income, if recorded, and resource taxes is as follows:

	For the Period Ended September 30 2003	For the Year Ended December 31 2002	2001	2000
	(unaudited)			(in thousands)
Earnings (loss) before income taxes	**$ (11,676)**	$ 202	$ 258	$ (190)
Combined federal and provincial income tax rate	**36.75%**	39.24%	42.12%	44.62%
Computed income tax expense (recovery)	**$ (4,291)**	$ 79	$ 109	(85)
Increase (decrease) in taxes resulting from:				
Resource allowance	**(162)**	(370)	(103)	—
Deductions utilized by other divisions	**169**	90	999	(85)
Income tax expense (recovery) Oil and Gas Division	**(4,284)**	(201)	1,005	—
Adjustment at corporate level	**4,284**	201	(1,005)	—
Consolidated income tax expense (recovery)	**$ —**	$ —	$ —	$ —

Entries attributable to divisional equity:				
Acquisition of Innovative Energy Inc.	**$ —**	$ —	$ (261)	$ —
Issue of flow-through shares	**—**	2,131	—	—
	$ —	$ —	$ —	$ —

(b) Sources of temporary differences:

	For the Period Ended September 30 2003	For the Year Ended December 31 2002	2001	2000
	(unaudited)			(in thousands)
Property, plant and equipment	**$ 2,649**	$ (1,622)	$ 254	$ 1,090
Provision for reclamation	**51**	38	29	—
Other including losses	**—**	—	63	—
Net future income tax asset (liability)	**$ 2,700**	$ (1,584)	$ 346	$ 1,090

At September 30, 2003, the Oil and Gas Division had tax pools of $7,800,000 in excess of the accounting carrying value of the assets. The Oil and Gas Division has not recorded a future tax asset with respect to these temporary differences.

The Oil and Gas Division of Denison Energy Inc.
Notes to Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

7. OTHER CHANGES IN WORKING CAPITAL

Other changes in working capital consist of:

	As at September 30		As at December 31		
	2003	2002	**20(**	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Accounts receivable	**$ (258)**	$ 18	**$ (524)**	$ (156)	$ —
Prepaid expenses	**81**	(103)	**(195)**	(11)	—
Accounts payable and accrued Liabilities	**(1,950)**	(1,233)	**1,292**	1,429	46
	$ (2,127)	$ (1,318)	**$ 573**	$ 1,262	$ 46

8. ACQUISITION OF INNOVATIVE ENERGY LTD.

Effective November 8, 2001 Denison Energy acquired 100% of Innovative Energy Ltd. of Calgary. The acquisition has been accounted for as a purchase and accordingly these financial statements include Innovative's results from November 8, 2001 onward. The estimated fair value of net assets acquired on November 8, 2001 from Innovative Energy Ltd. and the consideration paid, were as follows:

Net assets acquired	As at November 8, 2001
Assets	(in thousands)
Accounts receivable	**$ 533**
Oil and gas property, plant and equipment	**5,597**
	6,130
Liabilities	
Bank indebtedness	**2,285**
Accounts payable and accrued liabilities	**913**
Provision for site restoration	**82**
	3,280
Net assets acquired	**$ 2,850**
Consideration	
Cash	**$ 1,916**
Non cash	
Issue of 386,880 Common Shares of Denison Energy net of issue costs of $33,000	**934**
Total consideration	**$ 2,850**

The Oil and Gas Division of Denison Energy Inc.
Notes to Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

9. CONTINGENT LIABILITIES AND COMMITMENTS

(a) From time to time the Oil and Gas Division is involved in various legal actions in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Oil and Gas Division's financial position or results.

(b) In July 2002, Denison Energy raised $5,000,000 through the issue of 1,428,571 flow-through common shares. The Oil and Gas Division has spent the proceeds of this issue on Canadian Exploration Expenditures. As at September 30, 2003 the entire amount had been spent.

(c) The division's lease commitments under an operating leases for premises are 2003 - $115,000, 2004 - $88,000, 2005 - $7,000 and 2006 - $7,000.

10. SUBSEQUENT EVENTS

(a) Denison Energy, Denison Mines Inc. ("Denison Mines"), Tenwest Uranium Limited ("Tenwest"), Denison Resources Inc. ("Denison Resources"), Denison Oil Corporation ("Denison Oil"), Denison Resources Partnership ("the Partnership"), Denison Mines Holding Corporation ("Mine Holdco") and E. Peter Farmer have entered into an arrangement agreement to implement an arrangement (the "Denison Arrangement") by way of a plan of arrangement under section 182 of the *Business Corporations Act* (Ontario) pursuant to which Denison Energy's mining assets and related liabilities will be transferred to Denison Mines and Denison Energy's Canadian petroleum and natural gas assets and related liabilities will be transferred to Denison Resources, a wholly-owned subsidiary of Denison Oil. Denison Energy shareholders will receive, as consideration for the exchange of their Denison Energy common shares, common shares in the capital of Denison Oil, common shares in the capital of Denison Mines and a new class of common shares in the capital of Denison Energy. As a result of the Denison Arrangement, Denison Energy's shareholders will initially hold all of the shares in three separate publicly traded companies, Denison Energy, Denison Mines and Denison Oil. The Denison Arrangement is subject to regulatory, judicial and shareholder approval and, subject to the receipt of such approvals, is anticipated to be completed in early March of 2004.

(b) Pursuant to the Denison Arrangement there will be an effective consolidation of the common shares of Denison Energy on a one for twenty-one basis. In addition, Denison Energy has agreed that immediately following the completion of the Denison Arrangement described in note 10 (a) above, it will issue the number of common shares equal to 45% of the outstanding common shares (after giving effect to such share issuance) to Matco Capital Ltd. ("Matco") and/or other parties designated by Matco at a purchase price of $7.35 per Common Share after giving effect to the above consolidation.

(c) Denison Energy, Forte Oil Corporation ("Forte"), 1087215 Alberta Ltd. ("Subco"), Denison Resources, the Partnership, Denison Mines and Denison Oil have entered into an arrangement agreement to implement an arrangement (the "Forte Arrangement") by way of plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), pursuant to which Forte will amalgamate with Subco, a wholly-owned subsidiary of Denison Oil, Forte securityholders will exchange their Forte securities for securities of Denison Oil, and Denison Oil will exchange its securities of Subco for securities of the amalgamated corporation. Following completion of the Forte Arrangement, Forte will be a wholly-owned subsidiary of Denison Oil, and Denison Oil shall be owned as to approximately 80% by Forte shareholders and approximately 20% by Denison Energy shareholders. The Forte Arrangement is subject to regulatory, judicial and shareholder approval and, subject to the receipt of such approvals, is anticipated to be completed in early March of 2004.

The Oil and Gas Division of Denison Energy Inc.
Notes to Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(d) Following the receipt of revised reserve reports in October, 2003 the borrowing facility described in note 4 has been revised and now requires a reduction in the maximum available on January 1, 2004 to $4,800,000 and further reductions to $3,200,000 by March 31, 2004. Denison Energy has agreed to apply to the extent necessary, net sales proceeds from disposition of any Canadian oil and gas asset together with net proceeds from any share issue attributable to oil and gas assets or stock option proceeds attributable to the Oil and Gas Division to reduce this facility to $3,200,000.

Auditors' Consent

We refer to the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 ("Information Circular") relating to an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, TenWest Uranium Limited, Denison Mines Inc. ("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mines Holding Corporation and E. Peter Farmer and an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 193 of the *Business Corporations Act* (Alberta) involving Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd and Forte Oil Corporation ("Forte") and Denison Mines. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned information circular of our report to the Directors of Denison Energy Inc. on the financial statements of the Oil and Gas division of Denison Energy Inc. for the years ended December 31, 2002, 2001 and 2000. Our report is dated February 28, 2003, except as it relates to Notes 1 and 10 of the above-mentioned financial statements, for which it is dated January 29, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Toronto, Ontario
January 29, 2004

APPENDIX B

PRO FORMA FINANCIAL STATEMENTS OF DENISON OIL CORPORATION

Denison Oil Corporation

Pro Forma Financial Statements

(Unaudited)

Nine Months Ended September 30, 2003 and year ended December 31, 2002

(expressed in Canadian dollars)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of
Denison Oil Corporation

We have read the accompanying unaudited pro forma balance sheet of Denison Oil Corporation ("Denison Oil" or the "Corporation") as at September 30, 2003 and the unaudited pro forma income statements for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the columns captioned "Denison Oil Corporation Incorporation Balance Sheet" to the audited balance sheet as at January 21, 2004.

2. Compared the figures in the columns captioned "Amounts Transferred from Oil and Gas Division of Denison Energy Inc." to the unaudited carve-out financial statements of the oil and gas division ("Denison Resources") as at September 30, 2003 and for the nine months then ended, and the audited carve-out financial statements of the oil and gas division for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Denison Oil, its subsidiary Denison Resources and its parent, Denison Energy Inc., who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Pro Forma Denison Oil Corporation." as at September 30, 2003 and for the nine months then ended, and for the year ended December 31, 2002, and found the amounts in these columns to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit

or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants
Toronto, Ontario
January 29, 2004

DENISON OIL CORPORATION
PRO FORMA BALANCE SHEET
AS AT SEPTEMBER 30, 2003
(unaudited and in thousands)

	DENISON OIL CORPORATION INCORPORATION BALANCE SHEET	AMOUNTS TRANSFERRED FROM OIL AND GAS DIVISION OF DENISON ENERGY INC.	ADJUSTMENTS (note 2)		**PRO FORMA DENISON OIL CORPORATION**
ASSETS					
Current Assets					
Cash	$ 2	$ —	$		$ 2
Accounts receivable		1,471			1,471
Prepaids		125			125
	2	1,596			1,598
Property, plant and equipment		9,199			9,199
	$ 2	$ 10,795			$ 10,797
LIABILITIES					
Current Liabilities					
Bank indebtedness (note 3)	$ —	$ 4,848	(1,334)	(b)	$ 3,398
			(116)	(b)	
Accounts payable and accrued liabilities	—	1,730			1,730
	—	6,578			5,128
Provision for decommissioning and site Restoration	—	147			147
		6,725			5,275
EQUITY					
Interdivisional equity		4,070	116	(b)	—
			(4,186)	(c)	
Common Stock	2	—	4,186	(c)	4,188
Contributed Surplus			1,334	(b)	1,334
	$ 2	$ 10,795			$ 10,797

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD

(signed) E. Peter Farmer

Director

(signed) James S. Blair

Director

DENISON OIL CORPORATION
PRO FORMA EARNINGS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002
(unaudited and in thousands except per share amounts)

	AMOUNTS TRANSFERRED FROM OIL AND GAS DIVISION OF DENISON ENERGY INC.	ADJUSTMENTS (note 2)	PRO FORMA DENISON OIL CORPORATION
Revenue	$ 6,142		**$ 6,142**
Royalties and provincial capital taxes	1,488		**1,488**
Operating and exploration costs	3,393		**3,393**
Interest expense on bank indebtedness	96	(50) (b)	**46**
General corporate expenses	958		**958**
Stock option expense	5		**5**
	5,940		**5,890**
Earnings (loss) before income taxes	202		**252**
Income tax expense (recovery)	—	(201) (a)	**(201)**
Net earnings (loss) for the period	$ 202		**$ 453**
Earnings per share based on 3,734,111 shares (note 4)			**$ 0.12**

The accompanying notes are an integral part of these financial statements.

DENISON OIL CORPORATION
PRO FORMA EARNINGS STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(unaudited and in thousands except per share amounts)

	AMOUNTS TRANSFERRED FROM OIL AND GAS DIVISION OF DENISON ENERGY INC.	ADJUSTMENTS (note 2)	**PRO FORMA DENISON OIL CORPORATION**
Revenue	$ 6,745		**$ 6,745**
Royalties and provincial capital taxes	1,436		**1,436**
Write-down of oil and gas properties	12,000		**12,000**
Operating and exploration costs	3,933		**3,933**
Interest expense on bank indebtedness	154	(66) (a)	**88**
General corporate expenses	847		**847**
Stock option expense	51		**51**
	18,421		**18,355**
Earnings (loss) before income taxes	(11,676)		**(11,610)**
Income tax expense	—	(1,584) (c)	**(1,584)**
Net earnings (loss) for the period	$ (11,676)		**$ (10,026)**
Loss per share based on 3,734,111 shares (note 4)			**$ 2.68**

The accompanying notes are an integral part of these financial statements.

Denison Oil Corporation

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2003 and year ended December 31, 2002

(expressed in Canadian dollars)

1. Basis of presentation

These unaudited pro forma consolidated financial statements of Denison Oil Corporation ("Denison Oil") have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the Management Information Circular and Proxy Statement (the "Information Circular") of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 with respect to two proposed plans of arrangement (as described below) involving Denison Energy and its shareholders and optionholders. These unaudited pro forma consolidated financial statements have been prepared from the historical financial carve-out statements of the Canadian oil and gas division of Denison Energy together with other information available to Denison Energy and Denison Oil management.

Denison Energy Inc., Tenwest Uranium Limited, Denison Mines Inc., ("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc. ("Denison Resources'), Denison Resources Partnership (the "Partnership"), Denison Mine Holding Corporation and E. Peter Farmer have entered into an arrangement agreement to implement an arrangement (the "Denison Arrangement") by way of a plan of arrangement pursuant to section 182 of the *Business Corporations Act* (Ontario). This arrangement will transfer the mining and environmental services assets and related liabilities of Denison Energy to Denison Mines and the Canadian oil and gas assets and related liabilities of Denison Energy to Denison Resources, a wholly-owned subsidiary of Denison Oil. Denison Energy will hold the option to purchase all of the issued and outstanding shares of an oil field services company. Denison Energy shareholders will receive, as consideration for the exchange of their Denison Energy common shares, common shares in the capital of Denison Oil, common shares in the capital of Denison Mines, and a new class of common shares in the capital of Denison Energy. As a result of the Denison Arrangement, Denison Energy's shareholders will initially hold all of the shares in three publicly traded companies, Denison Energy, Denison Mines and Denison Oil. The Denison Arrangement is subject to regulatory, judicial and securityholder approval and, subject to the receipt of such approvals, is anticipated to be completed in early March of 2004.

Denison Energy, Denison Resources, the Partnership, Forte Oil Corporation ("Forte"), 1087215 Alberta Ltd. ("Subco"), Denison Mines and Denison Oil have entered into an arrangement agreement to implement an arrangement (the "Forte Arrangement") by way of a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), pursuant to which Forte will amalgamate with Subco, a wholly-owned subsidiary of Denison Oil. Forte securityholders will exchange their Forte securities for securities of Denison Oil, and Denison Oil will exchange its securities of Subco for securities of the amalgamated corporation. Following completion of the Forte Arrangement, Forte will be a wholly-owned subsidiary of Denison Oil, and Denison Oil shall be owned as to approximately 80% by Forte shareholders and approximately 20% by Denison Energy shareholders. The Forte Arrangement is subject to regulatory, judicial and shareholder approval and subject to the receipt of such approvals, is anticipated to be completed in early March of 2004.

These pro forma consolidated financial statements reflect the impact of the Denison Arrangement on Denison Oil but do not reflect the impact of the Forte Arrangement. Separate pro forma statements have been prepared to reflect the impact of the Forte Arrangement.

Denison Oil Corporation

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

Nine months ended September 30, 2003 and year ended December 31, 2002

(expressed in Canadian dollars)

These pro forma consolidated financial statements are not necessarily indicative of the results that would actually have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

The pro forma consolidated financial statements should be read in conjunction with the December 31, 2002 audited carve-out financial statements and unaudited carve-out financial statements for the nine month period ended September 30, 2003 of the Oil and Gas Division of Denison Energy and the unaudited pro forma financial statements of Denison Energy for the nine months ended September 30, 2003 and year ended December 31, 2002.

Certain financial statement items have been reclassified for comparative purposes.

After the Denison Arrangement is complete, and assuming the Forte Arrangement is complete, Forte's financial statements will account for the acquisition of Denison Energy's oil and gas assets and related liabilities as set out in the Pro Forma Financial Statement of Forte.

2. **Pro forma adjustments and assumptions**

The pro forma consolidated balance sheet gives effect to the proposed transactions as if they occurred as at September 30, 2003 and the pro forma consolidated statements of earnings give effect to the proposed transactions as if they occurred on January 1, 2002.

The accounting policies used in the preparation of these pro forma financial statements are in accordance with those disclosed in Denison Energy's audited consolidated financial statements for the year ended December 31, 2002.

These pro forma financial statements give effect to the following transactions, assumptions and adjustments.

(a) Pursuant to the Denison Arrangement, Denison Energy transfers the assets and related liabilities of its oil and gas division to Denison Resources, the wholly-owned subsidiary of Denison Oil, and receives shares of Denison Oil pursuant to the Denison Arrangement as outlined in note 4. As a result, the net equity ($4,186,000) of the Oil and Gas Division of Denison Energy Inc. is reclassified to Common Stock of Denison Oil.

(b) Following completion of the Subscription, $1,000,000 will be applied to reduce bank indebtedness being transferred to Denison Resources. The bank indebtedness will also be reduced by $334,000 from proceeds from the exercise of Denison Energy Options after January 12, 2004. On a pro forma basis if this repayment had occurred on January 1, 2002 interest would have been reduced by $66,000 in 2002 and $50,000 in the nine months ended September 30, 2003.

(c) The results for the year ended December 31, 2002 and nine months ended September 30, 2003 have been restated on a pro forma basis to show the impact of income taxes. At January 1, 2002, Denison Energy's future tax liability attributable to its oil and gas division was $1,785,000. If the oil and gas division had been a separate entity, it would have recorded a recovery of $201,000 in 2002 and $1,584,000 in the nine months ended September 30, 2003. At September 30, 2003, the oil and gas division had unused deductions

(expressed in Canadian dollars)

for tax of $7,800,000 in excess of the corresponding net book value, for which a potential future tax asset of $2,700,000 has not been recorded in these financial statements. After completion of the Denison Arrangement and Forte Arrangement, the management of Forte will be required to review the resulting tax position and make a determination of the tax balances to be reported in the opening balance sheet of the resulting corporation.

(d) On closing of the Forte Arrangement, the consolidated working capital deficiency of Denison Oil, including bank indebtedness (the "Net Debt"), cannot be more than $3,100,000. At September 30, 2003, after the adjustment described in 3(a) above, Denison Oil has net debt of $3,646,000. It is expected that cash flow between September 30, 2003 and closing will reduce the net debt below $3,100,000. Forte has agreed that Denison Oil may pay expenses relating to the Arrangement in an amount not to exceed the difference between Net Debt and $3,100,000. As this amount is contingent on events between now and closing, no amount has been recorded in these financial statements.

On closing Denison Oil will place $200,000 in escrow for 60 days following which a statement will be prepared calculating the Adjusted Net Debt (as defined in the Forte Agreement). To the extent that the Adjusted Net Debt is less than $3,100,000, Forte will instruct the escrow agent to reimburse to Denison Mines for any remaining balance in the escrow account.

3. Bank Indebtedness

As at September 30, 2003, Denison Energy Inc. had a borrowing facility of up to $5,300,000. Following the receipt of revised reserve reports in October of 2003, the borrowing facility was revised and now requires a reduction in the maximum available on January 1, 2004 to $4,800,000 and further reductions to $3,200,000 by March 31, 2004. Denison Energy has agreed to apply net sales proceeds from the disposition of any Canadian oil and gas asset together with net proceeds from any share issuance attributable to the oil and gas assets or stock option proceeds attributable to the oil and gas assets to the extent necessary to reduce this facility to $3,200,000. This facility is subject to an annual review and is repayable from oil and gas cash flows and as discussed above. This facility bears interest at Canadian bank prime (which was 4.25% on January 21, 2004) plus 0.5% on the first $3,200,000 and 1.5% on the balance and is secured by a first charge on certain oil and gas properties and a floating charge on other assets in the Western Canadian Basin.

4. Share Capital and Earnings per share

The authorized share capital of Denison Oil consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and 3,500,000 First Preferred Shares, Series 1.

As a result of the Forte Arrangement, existing shareholders of Denison Energy will receive one-fifth of one share of Denison Oil for each Denison Energy share now held.

Denison Oil Corporation

Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)
Nine months ended September 30, 2003 and year ended December 31, 2002

(expressed in Canadian dollars)

	Number of Common Shares
Number of Denison Energy Shares outstanding on September 30, 2003	17,705,724
Assumed exercise of 964,833 Denison Energy Options	964,833
Pro Forma September 30, 2003	18,670,557
Number of shares to be assumed issued to existing Denison shareholders as a result of the Forte Arrangement	3,734,111

The above table excludes the potential impact of the exercise of 97,500 Denison Energy options at a price of $7.60. Earnings per share have been calculated immediately before the Forte Arrangement, after giving effect to the effective one for five share consolidation, These statements should be read in conjunction with the Pro Forma Financial Statements of Denison Oil Corporation which are provided elsewhere in this Information Circular.

5. Proposed Stock Option Plan

Denison Oil has adopted the Forte Resources Stock Option Plan to take effect on the effective date of the Forte Arrangement. No options have been issued under this plan so no stock option expense has been incorporated in the proforma earnings statements.

Auditors' Consent

We refer to the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 ("Information Circular") relating to an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, TenWest Uranium Limited, Denison Mines Inc. ("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mines Holding Corporation and E. Peter Farmer and an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 193 of the *Business Corporations Act* (Alberta) involving Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd and Forte Oil Corporation ("Forte") and Denison Mines. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned information circular of our compilation report to the Directors of Denison Energy on the unaudited pro forma balance sheet of Denison Oil as at September 30, 2003 and on the unaudited pro forma income statements for the nine month period ended September 30, 2003 and the year ended December 31, 2002. Our report is dated January 29, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Toronto, Ontario
January 29, 2004

APPENDIX C

BALANCE SHEET OF DENISON OIL CORPORATION AS AT JANUARY 21, 2004

Deloitte & Touche LLP
3000, 700 Second Street S.W.
Calgary AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

AUDITORS' REPORT

To the Directors of Denison Oil Corporation:

We have audited the balance sheet of Denison Oil Corporation as at January 21, 2004. This financial statement is the responsibility of Denison Oil Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.

In our opinion, the balance sheet statement presents fairly, in all material respects, the financial position of Denison Oil Corporation as at January 21, 2004 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 28, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

DENISON OIL CORPORATION
BALANCE SHEET
AS AT JANUARY 21, 2004

ASSET

Current	
Cash	$2,001

SHAREHOLDER'S EQUITY

Share capital (note 2)	$2,001

See accompanying notes

ON BEHALF OF THE BOARD:

(signed) Gregory S. Fletcher
Director

(signed) James S. Blair
Director

DENISON OIL CORPORATION
NOTES TO BALANCE SHEET
AS AT JANAURY 21, 2004

1. INCORPORATION AND FINANCIAL PRESENTATION

Denison Oil Corporation ("Denison Oil") was incorporated pursuant to the *Business Corporations Act* (Alberta) on January 21, 2004. Denison Oil has not carried on an active business since incorporation. The balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2. SHARE CAPITAL

a. Authorized

The authorized capital of Denison Oil consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares and 3,500,000 First Preferred Shares, Series 1.

b. Issued

	Number of Shares	Consideration
Common Shares		
Issued upon initial organization on January 21, 2004	1	$2,001
Balance as of January 21, 2004	1	$2,001

3. SUBSEQUENT EVENTS

a. Denison Energy Inc. ("Denison Energy"), TenWest Uranium Limited, Denison Mines Inc. ("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mine Holding Corporation and E. Peter Farmer entered into an Arrangement Agreement dated January 28, 2004 to implement an arrangement (the "Denison Arrangement") by way of plan of arrangement under Section 182 of the *Business Corporations Act* (Ontario), pursuant to which Denison Energy's existing mining assets and related liabilities will be transferred to Denison Mines and Denison Energy's existing Canadian petroleum and natural gas assets and related liabilities will be transferred to Denison Resources, a wholly-owned subsidiary of Denison Oil. Denison Energy shareholders will receive, as consideration for the exchange of their Denison Energy common shares, common shares in the capital of Denison Oil, common shares in the capital of Denison Mines and a new class of common shares in the capital of Denison Energy. As a result of the Denison Arrangement, Denison Energy's shareholders will initially hold all of the shares in three separate publicly traded companies, Denison Energy, Denison Mines and Denison Oil. The Denison Arrangement is subject to regulatory, judicial and shareholder approval and, subject to the receipt of such approvals, is anticipated to be completed on or about March 5, 2004.

b. Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd. ("Subco") Forte Oil Corporation ("Forte") and Denison Mines entered into an Arrangement Agreement dated January 28, 2004 to implement an arrangement (the "Forte Arrangement") by way of plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta), pursuant to which Forte will amalgamate with Subco, a wholly-owned subsidiary of Denison Oil, Forte security holders will exchange their Forte securities for securities of Denison Oil, and Denison Oil will exchange its securities of Subco for securities of the amalgamated corporation. Following completion of the Forte Arrangement, Forte will be a wholly-owned subsidiary of Denison Oil, and Denison Oil will be owned as to approximately 80% by Forte shareholders and approximately 20% by Denison Energy shareholders. The Forte Arrangement is subject to regulatory, judicial

and shareholder approval and, subject to the receipt of such approvals, is anticipated to be completed on or about March 5, 2004.

AUDITORS' CONSENT

We have read the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 ("Information Circular") relating to an arrangement by way of a Plan of Arrangement dated January 28, 2004 under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, TenWest Uranium Limited, Denison Mines Inc.("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc.("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mine Holding Corporation and E. Peter Farmer and an arrangement by way of a Plan of Arrangement dated Janaury 28, 2004 under Section 193 of the *Business Corporations Act* (Alberta) involving Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd. and Forte Oil Corporation ("Forte") and Denison Mines. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of our report to the Directors of Denison Oil on the balance sheet of Denison Oil as at January 21, 2004. Our report is dated January 28, 2004.

Calgary, Alberta
January 29, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

EXHIBIT N
INFORMATION CONCERNING DENISON OIL AFTER THE FORTE ARRANGEMENT

TABLE OF CONTENTS

ABBREVIATIONS

In this Exhibit N, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
bopd	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
ARTC	Alberta Royalty Tax Credit
boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 boe for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices).
boe/d	barrels of oil equivalent per day
m^3	cubic metres
Mboe	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade at standard temperature and pressure

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Capitalized words and phrases used in this Exhibit but not defined shall have the same meanings herein as in the Glossary of Terms provided in the Information Circular to which this Exhibit is attached. All dollar amounts herein are in Canadian dollars, unless otherwise indicated.

BACKGROUND

Denison Oil was incorporated under the ABCA on January 21, 2004 in order to take part in the Denison Arrangement and the Forte Arrangement. At the effective time of the Forte Arrangement, Forte will amalgamate with Denison Oil's wholly-owned subsidiary, Subco, and the continuing corporation will become a wholly-owned subsidiary of Denison Oil. Denison Oil will be renamed "Forte Resources Inc.".

Subsequent to the completion of the Forte Arrangement, Denison Oil's corporate structure will be as follows:


Current Denison Energy Shareholders
Current Forte Shareholders
20%
80%
Denison Oil Corporation (to be renamed Forte Resources Inc.)
100%
100%
Denison Resources Inc.
Forte Oil Corporation
99.9%
100%
Denison Resources Partnership
0.1%
Denison Resources Holding Corporation
Forte Oil and Gas Assets
Denison Oil and Gas Assets

For further information concerning Denison Oil's corporate structure and its subsidiaries, both prior to and subsequent to the Denison Arrangement and the Forte Arrangement, see "Denison Resources Inc." set forth in Exhibit M to this Information Circular and "The Reorganization – Overview" in the body of this Information Circular.

For information respecting the general business development of Forte and the general development of the oil and gas business of Denison Energy, which will be acquired by Denison Oil pursuant to the Denison Arrangement, see "Background – General Development of the Business" set forth in Exhibit L to this Information Circular and "General Development of the Business" and "Narrative Description of the Business" set forth in Exhibit M to this Information Circular.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited pro forma consolidated financial information for Forte and the Denison Energy Petroleum and Natural Gas Assets as at and for the nine months ended September 30, 2003 after giving effect to the Forte Arrangement from January 1, 2003. The results of operations for the nine months ended September 30, 2003 also include revenue and expenses from Forte's Carson properties on a pro forma basis for the same period. The Carson properties were acquired by Forte effective July 1, 2003. The following information should be read in conjunction with the Forte and Denison Energy Petroleum and Natural Gas Assets financial

statements set forth in Exhibit L and Exhibit M to this Information Circular, respectively, and the pro forma financial statements set forth in Appendix A to this Exhibit.

	Forte	Denison Energy Petroleum and Natural Gas Assets	Pro Forma Combined
	As at and for the nine months ended September 30, 2003	As at and for the nine months ended September 30, 2003	As at and for the nine months ended September 30, 2003 after giving effect to the Forte Arrangement
	(unaudited)	(unaudited)	(unaudited)
	($000's except per share amounts)		
Total Revenue, Net of Royalties	10,797	5,309	19,548[1]
Net Lease Operating Income[2]	6,545	3,753	12,915
Bank Debt	11,149	4,848	14,663
Working Capital Surplus (Deficit)[3]	(1,730)	(134)	(2,012)
Debt Net of Working Capital Deficiency (Surplus)	12,879	4,982	(16,675)
Total Assets	35,064	10,773	47,660
Shareholders' Equity	16,929	-	23,984
Number of Shares Outstanding			
Basic	16,398,700	-	18,394,549
Diluted	20,283,700	-	21,867,739

Notes:
(1) Includes a full period of operations for Forte's Carson properties.
(2) Represents revenue, net of royalties less operating costs.
(3) Excluding bank debt.

SELECTED OPERATIONAL INFORMATION

The following table sets forth certain operational information for Forte and the Denison Energy Petroleum and Natural Gas Assets and pro forma combined operational information for Forte and the Denison Energy Petroleum and Natural Gas Assets after giving effect to the Forte Arrangement, for the periods indicated. The following information should be read in conjunction with the information contained in Exhibits L and M to this Information Circular in respect of Forte and the Denison Energy Petroleum and Natural Gas Assets, respectively.

	Forte	Denison Energy Petroleum and Natural Gas Assets	Combined
Crude Oil Wells[1] (includes producing and shut-in)			
Gross	204.0	50.0	254.0
Net	113.0	24.7	137.7
Natural Gas Wells[1]			
Gross	39.0	7.0	46.0
Net	9.0	4.4	13.4
Undeveloped Land Holdings[1]			
Gross Acres	146,080	23,735	169,815
Net Acres	90,599	16,830	107,429

	Forte	Denison Energy Petroleum and Natural Gas Assets	Combined
Proved Reserves[2]			
Oil and NGLs (Mbbls)	1,810.0	447.0	2,257.0
Natural gas (Mmcf)	2,015.0	2,529.0	4,544.0
Oil equivalent (Mboe)	2,145.8	868.5	3,014.3
Proved and Risked Probable Reserves[2]			
Oil and NGLs (Mbbls)	2,593.0	559.0	3,152.0
Natural gas (Mmcf)	3,312.0	2,912.0	6,224.0
Oil equivalent (Mboe)	3,145.0	1,044.3	4,189.3
Average Daily Production[3]			
Natural Gas (Mcf/d)	958	1,327	2,285
Crude Oil and NGLs (Bbls/d)	1,102	420	1,522
Total (boe/d)	1,262	641	1,903
Average Sales Price[3]			
Natural Gas ($/Mcf)	5.02	6.64	5.96
Crude Oil and NGLs ($/Bbl)	39.72	37.82	39.20

Notes:
(1) As at September 30, 2003.
(2) As at October 1, 2003 based on escalating cost and price assumptions and reflecting gross reserves before deduction of royalties. See "Description of the Business and Operations - Reserves" and "Narrative Description of the Business – Oil and Natural Gas Reserves" in Exhibits L and M to this Information Circular, respectively.
(3) Average daily production and average sales prices are for the nine months ending September 30, 2003.

For detailed information respecting the principal properties, oil and gas reserves, reserves reconciliation, undeveloped land holdings, wells, production history, prices received, capital expenditures, drilling history and marketing of each of Denison Energy (the oil and gas assets of which will be acquired by Denison Oil pursuant to the Denison Arrangement) and Forte, see "Narrative Description of the Business" set forth in Exhibit M to this Information Circular and "Description of the Business and Operations" set forth in Exhibit L to this Information Circular, respectively.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Denison Oil consists of an unlimited number of Denison Oil Common Shares, an unlimited number of first preferred shares ("**Denison Oil First Preferred Shares**"), an unlimited number of second preferred shares ("**Denison Oil Second Preferred Shares**") and 3,500,000 Denison Oil Performance Shares. Immediately subsequent to the completion of the Denison Arrangement and the Forte Arrangement, there will be 18,394,549 Denison Oil Common Shares, 2,682,000 Denison Oil Performance Shares and no Denison Oil Second Preferred Shares issued and outstanding. In addition, there will be an aggregate of 791,190 Denison Oil Common Shares reserved for issuance upon the exercise of Denison Oil options and an aggregate of 2,682,000 Denison Oil Common Shares reserved for issuance upon the conversion of Denison Oil Performance Shares. See "Pro Forma Consolidated Capitalization".

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares of Denison Oil.

Denison Oil Common Shares

The holders of Denison Oil Common Shares are entitled to notice of, to attend and to vote at any meeting of the shareholders of Denison Oil (other than meetings of a class or series of shares of Denison Oil other than the Denison Oil Common Shares as such) and to one vote per share on a ballot.

The holders of Denison Oil Common Shares are entitled to receive dividends as and when declared by the Board of Directors of Denison Oil on the Denison Oil Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Denison Oil ranking in priority to the Denison Oil Common Shares in respect of dividends.

The holders of Denison Oil Common Shares are entitled in the event of any liquidation, dissolution or winding-up of Denison Oil, whether voluntary or involuntary, or any other distribution of the assets of Denison Oil among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Denison Oil ranking in priority to the Denison Oil Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any class of shares of Denison Oil ranking equally with the Denison Oil Common Shares in respect of return of capital, in such assets of Denison Oil as are available for distribution.

Denison Oil First Preferred Shares

The Denison Oil First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the directors of Denison Oil must, by resolution, fix the number of shares that will form such series and must, subject to the limitations set out in Denison Oil's Articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Denison Oil First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of Denison Oil or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Denison Oil First Preferred Shares or payment in respect of capital on any shares in the capital of Denison Oil or creation or issue of debt or equity securities; the whole subject to filing Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing, the directors of Denison Oil may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Denison Oil First Preferred Shares, subject to filing Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

The Denison Oil First Preferred Shares of each series must rank on a parity with the Denison Oil First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Denison Oil First Preferred Shares shall be entitled to a preference over the Denison Oil Second Preferred Shares and the Denison Oil Common Shares and over any other shares of Denison Oil ranking junior to the Denison Oil First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Denison Oil, whether voluntary or involuntary, or any other distribution of the assets of Denison Oil among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Denison Oil First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Denison Oil First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Denison Oil First Preferred Shares of any series may also be given such other preferences not inconsistent with Denison Oil's Articles over the Denison Oil Second Preferred Shares and the Denison Oil Common Shares and any other shares ranking junior to the Denison Oil First Preferred Shares as may be determined in the case of each such series of Denison Oil First Preferred Shares.

The rights, privileges, restrictions and conditions attaching to the Denison Oil First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Denison Oil First Preferred Shares given as specified in Denison Oil's Articles.

Denison Oil Performance Shares

1. The holders of the Denison Oil Performance Shares are not entitled (except as expressly provided in the ABCA) to receive notice of or to attend any meeting of the shareholders of Denison Oil and are not entitled to vote at such meeting.

2. The holders of the Denison Oil Performance Shares are not entitled to dividends.

3. No dividend can be declared or paid on any class of shares of Denison Oil if it would result in the realizable value of the assets of Denison Oil, net of liabilities which exist at the relevant time, being less than the aggregate of the Redemption Amount (as hereinafter defined) of all of the issued and outstanding Denison Oil Performance Shares.

4. In the event of a liquidation, dissolution or winding up of Denison Oil or any other distribution by way of repayment of capital, the holders of the Denison Oil Performance Shares are entitled to receive an amount equal to the Redemption Amount per share prior to any payment or distribution to any other class of shares of Denison Oil. The Denison Oil Performance Shares are not entitled to share any further in the distribution of the property or assets of Denison Oil except to the extent described above.

5. Any Denison Oil Performance Shares which are outstanding on August 29, 2006 shall automatically be redeemed for cancellation without the consent of the holders thereof at an amount equivalent to $0.00001 per such share (the "**Redemption Amount**").

6. Prior to August 29, 2004, one half of the issued and outstanding Denison Oil Performance Shares shall automatically convert into Denison Oil Common Shares, subject to the provisions described below, on the basis of one Denison Oil Common Share for each Denison Oil Performance Share provided that the Denison Oil Performance Shares shall only be convertible from and after the earlier of:

(a) the date that Denison Oil achieves cash flow per fully diluted Denison Oil Common Share (including, for greater clarity, the deemed conversion of the Denison Oil Performance Shares) for four consecutive prior fiscal quarters resulting in a one year cash flow per fully diluted Denison Oil Common Share (calculated in accordance with industry standards and the nature of Denison Oil's business) of $0.56 per share; or

(b) if Denison Oil becomes a company listed on a stock exchange, the date that the weighted average trading price of the Denison Oil Common Shares is greater than $2.24 per Denison Oil Common Share (basic) for 20 consecutive trading days on such exchange.

7. Prior to the automatic redemption referred to in paragraph 5 above, and following August 28, 2004, any outstanding Denison Oil Performance Shares shall automatically convert into Denison Oil Common Shares, subject to the provisions described below, on the basis of one Denison Oil Common Share for each Denison Oil Performance Share provided that the Denison Oil Performance Shares shall only be convertible from and after the earlier of:

(a) the date that Denison Oil achieves cash flow per fully diluted Denison Oil Common Share (including, for greater clarity, the deemed conversion of the Denison Oil Performance Shares) for four consecutive prior fiscal quarters resulting in a one year cash flow per fully diluted Denison Oil Common Share (calculated in accordance with industry standards and the nature of Denison Oil's business) of $1.23 per share; or

(b) if Denison Oil becomes a company listed on a stock exchange, the date that the weighted average trading price of the Denison Oil Common Shares is greater than $3.36 per Denison Oil Common Share (basic) for 20 consecutive trading days on such exchange.

8. If Denison Oil shall:

(a) declare a dividend or make a distribution on its outstanding Denison Oil Common Shares payable in Denison Oil Common Shares;

(b) divide its outstanding Denison Oil Common Shares into a greater number of shares; or

(c) consolidate its outstanding Denison Oil Common Shares into a smaller number of shares;

then the conversion basis referred to in clauses 6 and 7 above shall be proportionately adjusted effective immediately after the record date determined for the purposes of such dividend, distribution, subdivision or consolidation. In the case of events referred to in (a) and (b) above, the conversion basis shall be increased in proportion to the increase to the number of outstanding Denison Oil Common Shares resulting from such dividend, distribution or subdivision and, in the case of the events referred to in (c) above, the conversion basis shall be decreased in proportion to the decrease in the number of outstanding shares resulting from such consolidation.

9. In the case of any reclassification or change (other than changes resulting only from consolidation or subdivision) of the Denison Oil Common Shares, each Denison Oil Performance Share shall, after such reclassification, or change, be convertible into the number of Denison Oil Common Shares or other securities or property of Denison Oil, to which a holder of the number of Denison Oil Performance Shares would have been issued if such Denison Oil Performance Shares had been converted immediately prior to such reclassification or change would have been entitled upon such reclassification or change.

10. In the case of a change of control of Denison Oil which is to occur by way of takeover bid, arrangement, share sale, amalgamation, consolidation or merger of Denison Oil with or into any other corporation, or in the case of any sale of the properties and assets of Denison Oil as or substantially as an entirety to any other corporation (collectively, the "**Transaction**"), for a period commencing seven (7) days prior to the closing of the Transaction and extending to the date of the closing of the Transaction, the holders of Denison Oil Performance Shares shall have the right to convert all outstanding Denison Oil Performance Shares into Denison Oil Common Shares on the basis of one Denison Oil Common Share for each Denison Oil Performance Share provided that the Net Realized Equity Value per fully diluted share (including, for greater clarity, the deemed conversion of the Denison Oil Performance Shares) is greater than $(1.15)^n$ where n equals the number of years (or partial years) since August 28, 2001. Net Realized Equity Value shall be defined as the net cash liquidation value of Denison Oil.

Denison Oil Second Preferred Shares

The Denison Oil Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the directors of Denison Oil shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in Denison Oil's Articles, by resolution, fix the designation, rights, privileges, restrictions and conditions to be attached to the Denison Oil Second Preferred Shares of such series. The rights, privileges, restrictions and conditions attaching to the Denison Oil Second Preferred Shares as a class are in all respects the same as the rights, privileges, restrictions and conditions attaching to the Denison Oil First Preferred Shares as a class, provided, however, that the Denison Oil First Preferred Shares are accorded the preferences over the Denison Oil Second Preferred Shares described above under the heading "Denison Oil First Preferred Shares".

DIRECTORS AND OFFICERS OF DENISON OIL

Subject to election of the directors as nominated by management of Denison Energy as described under "Other Matters to be Considered at the Denison Meeting – Forte Arrangement Resolution – Election of Directors of Denison Oil" in the body of this Information Circular, the following table sets forth the name, municipality of residence and positions for each of the proposed directors and officers of Denison Oil upon completion of the Forte Arrangement, together with their principal occupations during the past five years and the number of Denison Oil Common Shares and the percentage of the total issued and outstanding Denison Oil Common Shares that will be owned by them, directly or indirectly, or over which control or direction will be exercised by them, after giving

effect to the Forte Arrangement. The directors of Denison Oil shall hold office until the next annual meeting of Denison Oil shareholders or until their respective successors have been duly elected or appointed.

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of Denison Oil Common Shares Beneficially Owned or Controlled After Giving Effect to the Forte Arrangement[3]
Thomas J. MacKay[2] Millarville, Alberta	Chairman, Chief Executive Officer and a Director	Mr. MacKay has been the Chairman and Chief Executive Officer of Forte since June 2001. Prior thereto, he was the Chairman and Chief Executive Officer of Forte Energy Ltd. from 1997 to April 2001.	461,751 (2.5%)
Douglas N. Baker[1] [2] Calgary, Alberta	President, Chief Financial Officer and a Director	Mr. Baker has been the President and Chief Financial Officer of Forte since June 2001. Prior thereto, he was the President and Chief Financial Officer of Forte Energy Ltd. from 1997 to April 2001.	461,751 (2.5%)
W. Peter Comber[1] [2] Toronto, Ontario	Director	Mr. Comber has been a Managing Director of Barrantagh Investment Management Inc. (formerly McCutcheon Comber Investment Management Inc.), an investment counselling firm, since August 1999.	67,050 (0.4%)
David V. Richards[1] [2] Calgary, Alberta	Director	Mr. Richards has been the Managing Director of Network Capital Inc., an investment management company, since 1998.	64,547 (0.4%)
R. Bruce Hammond Calgary, Alberta	Senior Vice-President and Chief Operating Officer	Mr. Hammond has been the Senior Vice-President and Chief Operating Officer of Forte since June 2001. Prior thereto, he was the Vice-President and Chief Operating Officer of Forte Energy Ltd. from 1997 to April 2001.	461,751 (2.5%)
James S. Blair[4] Calgary, Alberta	Director	Mr. Blair is the President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Prior thereto, Mr. Blair was Senior Vice-President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy–related company until January 2002.	4,857 (0.0%)
Gregory S. Fletcher[4] Calgary, Alberta	Director	Mr. Fletcher is an independent businessman involved in the oil and gas industry in Western Canada. He is currently the President of Sierra Energy Inc., a private oil and gas company that he founded in 1997.	750 (0.0%)

Notes:
(1) Members of the Audit Committee.
(2) Members of the Reserves Committee.
(3) Includes shares held by spouses of the respective directors and officers.
(4) Messrs. Blair and Fletcher were appointed as directors of Denison Oil on January 21, 2004.

After giving effect to the Forte Arrangement the directors and officers of Denison Oil, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, 1,991,807 Denison Oil Common Shares representing, in aggregate, approximately 10.8% of the issued and outstanding Denison Oil Common Shares. In addition, Messrs. MacKay, Baker and Hammond will own an aggregate of 2,682,000 Denison Oil Performance Shares and Messrs. Comber and Richards will own options to purchase an aggregate of 178,800 Denison Oil Common Shares.

For a brief description of the backgrounds of Messrs. MacKay, Baker, Comber, Richards and Hammond, see "Directors and Officers" set forth in Exhibit L to this Information Circular. For a brief description of the backgrounds of Messrs. Blair and Fletcher, see the following.

James S. Blair, Director

Mr. Blair has served as a director of Denison Energy since May 2002. Mr. Blair is the President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies. Mr. Blair was responsible for managing Husky's upstream business. He developed and implemented comprehensive strategies which led to strong growth of Husky in Western Canada, offshore Eastern Canada and Asia. Mr. Blair is a director of Viking Energy Royalty Trust, a director and Chairman of Onstream Compressor Rentals Inc., a private oilfield service company, and a director of the Calgary Centre for Innovative Technology. Mr. Blair holds an Honours B.A. (Economics) degree from the University of Alberta.

Gregory S. Fletcher, Director

Mr. Fletcher has served as a director of Denison Energy since May 2002. Mr. Fletcher is an independent businessman involved in the oil and gas industry in Western Canada. He has considerable business experience in the junior sector of the oil and gas industry and is currently the President of Sierra Energy Inc., a private oil and gas company that he founded in 1997. From June 1998 to May 1999, he was also the President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. Prior to 1997, he was the President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also the Chairman and a director of Diamond Energy Services Inc., a private oilfield service company, a director of Pengrowth Management Limited, a private specialty fund management company, and a director of Total Energy Services Ltd., a public oilfield services company. Mr. Fletcher graduated from the University of Calgary in 1972 with a BSc. in geology.

PRO FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Forte as at September 30, 2003 and the pro-forma consolidated capitalization of Denison Oil as at September 30, 2003 after giving effect to the completion of the Forte Arrangement. See the pro forma financial statements attached as Appendix A to this Exhibit.

	Forte(1)	Pro Forma(2)(3)(6)(7)
	As at September 30, 2003	As at September 30, 2003 after giving effect to the Forte Arrangement
	(unaudited)	(unaudited)
Bank Debt	$11,148,860	$14,663,000
Share Capital		
Forte Common Shares	$16,064,682 (16,398,700 shares)	-
Forte Performance Shares	$30 (3,000,000 shares)	-
Denison Oil Common Shares	-	$23,119,000 (18,394,549 shares)(4)(5)
Denison Oil Performance Shares	-	$30 (2,682,000 shares)

Notes:

(1) See "Capitalization" in Exhibit L – Information Concerning Forte Oil Corporation.

(2) See the pro forma financial statements attached as Appendix A to this Exhibit.

(3) The pro forma information presented includes the accounts of Forte as well as certain transactions to be completed pursuant to the Denison Arrangement, including the spin out of the oil and gas operations of Denison Energy to Denison Resources and a share of certain cash proceeds in the amount of $1,334,000 to be received by Denison Resources, which will be applied to reduce bank debt. Subsequent to the completion of the Forte Arrangement, both the Amalgamated Corporation and Denison Resources will be wholly-owned subsidiaries of Denison Oil.

(4) Denison Oil will have 18,394,549 Denison Oil Common Shares issued and outstanding subsequent to the completion of the Denison Arrangement and the Forte Arrangement, 3,734,111 of which will be issued to the Denison Energy Shareholders pursuant to the Denison Arrangement and 14,660,438 of which will be issued to the holders of the Forte Common Shares pursuant to the Forte Arrangement. These figures assume that there are no dissenting Denison Energy Shareholders or Forte Shareholders, that there are 17,705,724 Denison Energy Common Shares (3,541,145 post-Denison Arrangement) issued and outstanding on September 30, 2003 and that 964,833 (192,966 post-Denison Arrangement) Denison Energy Options are exercised pursuant to the Denison Arrangement.

(5) Denison Oil will have reserved for issuance 791,190 Denison Oil Common Shares issuable on exercise of Denison Oil options and 2,682,000 Denison Oil Common Shares issuable on conversion of Denison Oil Performance Shares.

(6) These figures are after transaction costs.

(7) As at September 30, 2003, on a pro forma basis, Denison Oil would have had retained earnings of $865,000 and a provision for abandonment and site restoration of $1,139,000.

The Forte Arrangement will be accounted for as a reverse takeover whereby Forte is deemed to be the acquiror of Denison Resources because, subsequent to the completion of the Forte Arrangement, approximately 80% of the Denison Oil Common Shares will be held by the former holders of the Forte Common Shares.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the directors and senior officers of Forte, as at the date hereof but after giving effect to the Forte Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of Denison Oil carrying more than 10% of the voting rights attached to any class of voting securities of Denison Oil other than the following:

Name	Denison Oil Common Shares after Giving Effect to the Forte Arrangement	
	Number of Shares	Percentage of Class
Spindrift Partners LP	2,136,588[1]	11.6%
Spindrift Investors (Bermuda) LP	1,972,236[1]	10.7%

Notes:

(1) Control of these shares may be attributed to Wellington Management Company, LLP, which shares the power to direct the disposition of the securities pursuant to an investment management agreement with the shareholder.

(2) Based on information provided to Forte by the holders.

STOCK OPTIONS

In connection with the Denison Arrangement, Denison Energy Shareholders will be asked to consider and approve the adoption of the Denison Oil Stock Option Plan. The Denison Oil Stock Option Plan will provide for the granting of options to purchase Denison Oil Common Shares to officers, directors, employees and consultants and other service providers of Denison Oil and its subsidiaries. The Denison Oil Stock Option Plan will be administered by the Board of Directors of Denison Oil or a committee of the Board of Directors appointed from time to time for such purpose. Options may be granted at the discretion of the board or a committee thereof in such number as may be determined at the time of grant, provided that the number of Denison Oil Common Shares reserved for issuance on exercise of all options outstanding under the Denison Oil Stock Option Plan at any time shall not exceed the greater of (i) 2,000,000; and if permitted by the stock exchanges on which the Denison Oil Common Shares are listed, (ii) 10% of the number of Denison Oil Common Shares outstanding from time to time.

The number of options granted, the vesting of options and the exercise price of options is fixed by the Board of Directors, or a committee thereof, at the time of grant, provided that: (i) the maximum term of the option may not exceed five years from the date of grant; and (ii) the exercise price of any option may not be less than the current

market price of the Denison Oil Common Shares, being the closing trading price per Denison Oil Common Share on the TSX on the last day immediately prior to the date of grant that the Denison Oil Common Shares traded (and further subject to the discretion of the Board of Directors and the policies of the TSX).

On the effective date of the Forte Arrangement, each Forte Option will become an option to purchase the number of Denison Oil Common Shares determined by multiplying the number of Forte Common Shares subject to such Forte option by 0.894, at an exercise price per Denison Oil Common Share equal to the exercise price per share of such Forte option divided by 0.894. Such options will be deemed to have been granted under the Denison Oil Stock Option Plan. Otherwise, the term, exerciseability and all other terms and conditions of the Forte options in effect on the effective date of the Forte Arrangement shall govern the Forte Options so converted.

As a result of the foregoing, subsequent to the completion of the Forte Arrangement, Denison Oil will have outstanding options pursuant to the Denison Oil Stock Option Plan to purchase an aggregate of 791,190 Denison Oil Common Shares as set forth in the following table.

Group (Number of Persons)	Number of Shares Under Option	Date of Grant	Date of Expiry	Exercise Price per Share
Executive Officers (3 persons)	0	N/A	N/A	N/A
Directors[(1)] (2 persons)	178,800	October 6, 2001	October 6, 2006	$1.12
Employees/Consultants[(2)] (7 persons)	134,100	July 16, 2002	July 16, 2007	$1.12
	366,540	November 5, 2002	November 5, 2007	$1.12
	111,750	February 27, 2003	February 27, 2008	$1.79
Total	791,190			

Notes:
(1) Directors who are not also executive officers.
(2) Employees/Consultants who are not also executive officers or directors.

DIVIDEND POLICY

Denison Oil has not paid any dividends on the outstanding Denison Oil Common Shares. The Board of Directors of Denison Oil will determine the actual timing, payment and amount of dividends, if any, that may be paid by Denison Oil from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Denison Oil, the need for funds to finance ongoing operations and other business considerations as the Board of Directors of Denison Oil considers relevant.

PRICE RANGE AND TRADING VOLUME OF DENISON OIL COMMON SHARES

There is currently no published or public market for either the Denison Oil Common Shares or the Denison Oil Performance Shares.

It is a condition to the completion of the Forte Arrangement that the TSX or the TSXV, as the case may be, shall have consented to the Forte Arrangement (if required) and shall have conditionally approved the listing thereon of the Denison Oil Common Shares to be issued pursuant to the Forte Arrangement and issuable upon the conversion of the Denison Oil Performance Shares, subject to compliance with the usual requirements of the TSX or the TSXV, as the case may be. Listing of the Denison Oil Common Shares on the TSX or the TSXV, as the case may be, will be subject to Denison Oil meeting the original listing requirements of the TSX or the TSXV, as the case may be. Forte believes that Denison Oil will meet the listing requirements of the TSX upon the completion of the Forte Arrangement, however **there can be no assurance that the Denison Oil Common Shares will be listed on the TSX, the TSXV or any other stock exchange.**

RISK FACTORS

An investment in Denison Oil should be considered highly speculative due to the nature of Denison Oil's involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Denison Oil.

For a description of certain risk factors relating to the oil and gas businesses being carried on by Forte and Denison Energy, all of which would be applicable to Denison Oil if the Forte Arrangement is completed, see "Risk Factors" in Exhibit L to this Information Circular and "Risk Factors" in Exhibit M to this Information Circular.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see "Industry Conditions" set forth in Exhibit L to this Information Circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Denison Oil are, and will be after completion of the Forte Arrangement, Deloitte & Touche LLP, Chartered Accountants, 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7. The transfer agent and registrar for the Denison Oil Common Shares will be Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

APPENDIX A
DENISON OIL CORPORATION PRO FORMA FINANCIAL STATEMENTS

Compilation Report on Pro Forma Financial Statements

To the Directors of Denison Oil Corporation and Forte Oil Corporation:

We have read the accompanying unaudited pro forma consolidated balance sheet of Denison Oil Corporation ("Denison Oil") as at September 30, 2003 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2003 and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the column captioned "Denison Oil" to the audited balance sheet of Denison Oil Corporation as at January 21, 2004 and found them to be in agreement.
2. Compared the figures in the columns captioned "Forte" to the unaudited financial statements of Forte Oil Corporation ("Forte") as at September 30, 2003 and for the nine months then ended and the audited financial statements of Forte for the year ended December 31, 2002, respectively, and found them to be in agreement.
3. Compared the figures in the columns captioned "Denison Energy PNG Assets" to the unaudited statements of The Oil and Gas Division of Denison Energy Inc. as at September 30, 2003 and for the nine months ended September 30, 2003 and the audited statements of The Oil and Gas Division of Denison Energy Inc. for the year ended December 31, 2002, respectively, and found them to be in agreement.
4. Compared the figures in the columns captioned "Red Earth Properties" to the audited statement of revenue and operating expenses of the Red Earth Properties for the eleven months ended November 30, 2002 and found them to be in agreement.
5. Compared figures in the columns captioned "Carson Properties" to the unaudited statement of revenue and operating expenses of the Carson Properties for the six months ended June 30, 2003 and the audited statement of revenue and operating expenses of the Carson Properties for the year ended December 31, 2002, respectively, and found them to be in agreement.
6. Made enquiries of certain officials of Forte who have responsibility for financial and accounting matters about:
   a) The basis for determination of the pro forma adjustments; and
   b) Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with regulatory requirements of various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   a) Described to us the basis for determination of the pro forma adjustments; and
   b) Stated that the unaudited pro forma consolidated statements comply as to form in all material respects with regulatory requirements of various Securities Commissions and similar regulatory authorities in Canada
7. Read the notes to the unaudited pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Forte", "Denison Energy PNG Assets", "Carson Properties" and "Red Earth Properties" as at September 30, 2003 and for the nine months ended September 30, 2003 and for the year ended December 31, 2002, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
January 29, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

DENISON OIL CORPORATION

Pro forma Consolidated Balance Sheet

As at September 30, 2003

(Unaudited)

	Denison Oil $	Forte $	Denison Energy PNG Assets $	Pro forma Adjustments Note 2 $		Pro forma Consolidated $
ASSETS						
Current assets						
Cash	2	-	-			2
Accounts receivable	-	2,846	1,596	-		4,442
Property and equipment	-	32,218	9,199	1,799	(a)	43,216
	2	35,064	10,795	1,799		47,660
LIABILITIES						
Current liabilities						
Accounts payable and accrued liabilities	-	4,576	1,730	150	(d)	6,456
Revolving bank loans	-	11,149	4,848	(1,334)	(a)	14,663
	-	15,725	6,578	(1,184)		21,119
Future site restoration provision	-	992	147	-		1,139
Future income taxes	-	1,418	-	-		1,418
	-	18,135	6,725	(1,184)		23,676
SHAREHOLDERS' EQUITY						
Share capital	2	16,064	4,070	2,983	(a)	23,119
Retained earnings	-	865	-	-		865
	2	16,929	4,070	2,983		23,984
	2	35,064	10,795	1,799		47,660

DENISON OIL CORPORATION

Pro forma Consolidated Statement of Operations

Nine Months Ended September 30, 2003

(Unaudited)

	Forte $	Dension Energy PNG Assets $	Carson Properties $	Pro forma Adjustments Note 2 $		Pro forma Consolidated $
	(9 months)	(9 months)	(6 months)			(9 months)
REVENUE						
Petroleum and natural gas sales	13,476	6,745	4,430	-		24,651
EXPENSES						
Royalties	2,679	1,436	988	-		5,103
Operating	4,252	1,556	825	-		6,633
General and administrative	586	898	-	(748)	(d)	736
Depletion, depreciation and site restoration	4,670	14,377	-	(11,377)	(b)	7,670
Interest	196	154	-	226	(c)	576
	12,383	18,421	1,813	(11,899)		20,718
INCOME (LOSS) BEFORE TAXES	1,093	(11,676)	2,617	11,899		3,933
PROVISION FOR INCOME TAXES	588	-	-	1,102	(e)	1,690
NET INCOME (LOSS)	505	(11,676)	2,617	10,797		2,243
NET INCOME PER SHARE (Note 3(d))						
Basic						0.12
Diluted						0.11

DENISON OIL CORPORATION

Pro forma Consolidated Statement of Operations
Year Ended December 31, 2002
(Unaudited)

	Forte $	Dension Energy PNG Assets $	Carson Properties $	Red Earth Properties $ (11 montl	Pro forma Adjustments Note 2 $		Pro forma Consolidated $
REVENUE							
Petroleum and natural gas sales	4,157	6,142	6,875	6,493	-		23,667
	4,157	6,142	6,875	6,493			23,667
Interest and other	177	-	-	-	(177)	(c)	-
	4,334	6,142	6,875	6,493	(177)		23,667
EXPENSES							
Royalties	647	1,488	1,325	922	-		4,382
Operating	1,111	1,435	1,824	2,196	-		6,566
General and administrative	610	963	-	-	(763)	(d)	810
Depletion, depreciation and site restoration	1,189	1,958	-	-	4,844	(b)	7,991
Interest	-	96	-	-	368	(c)	464
	3,557	5,940	3,149	3,118	4,449		20,213
INCOME BEFORE TAXES	777	202	3,726	3,375	(4,626)		3,454
PROVISION FOR INCOME TAXES	392	-	-	-	1,103	(e)	1,495
NET INCOME (LOSS)	385	202	3,726	3,375	(5,729)		1,959
NET INCOME PER SHARE (Note 3(d))							
Basic							0.11
Diluted							0.09

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Denison Oil Corporation ("Denison Oil") have been prepared by management of Forte Oil Corporation ("Forte') in accordance with Canadian generally accepted accounting principles. These unaudited pro forma consolidated financial statements have been prepared for inclusion in the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison") dated January 29, 2004 ("Circular") relating to the re-organization of Denison Energy Inc. including the spin out of the oil and gas operations to a new company, Denison Resources Inc. ("Denison Arrangement"). As part of this re-organization and pursuant to an Arrangement Agreement dated January 28, 2003 between Forte, Denison and certain other related parties ("Forte Arrangement"), the shareholders of Forte will exchange their shares for common shares of Denison Oil, a newly formed corporation which is to be listed on the TSX on completion of the arrangements, on the basis of .894 shares for each Forte share, and following the Denison Arrangement the shareholders of Denison Resources Inc.(" Denison Resources") will exchange their shares of Denison Resources for shares of Denison Oil on a share-for-share basis. Forte is a private oil and gas company and pursuant to the Denison Arrangement, the shareholders of Denison will receive shares of three different companies, one of which is Denison Resources which will own the oil and gas assets of Denison in Western Canada and following a 5-for-1 share consolidation will have 3,734,111 shares outstanding. Both Forte and Denison are engaged in the business of acquisition, exploration, development and production of petroleum and natural gas properties in Western Canada. The continuing public entity after the completion of the arrangements will be re-named from Denison Oil Corporation to Forte Resources Inc.

The unaudited pro forma consolidated balance sheet of Denison Oil as at September 30, 2003 and the unaudited pro forma consolidated statements of operations of Denison Oil for the nine months ended September 30, 2003 and the year ended December 31, 2002 ("the Pro Forma Financial Statements") have been prepared from information derived from the following (all as included in the accompanying Circular):

- Unaudited financial statements of Forte as at and for the nine months ended September 30, 2003 and the audited consolidated financial statements of Forte as at and for the year ended December 31, 2002;
- Unaudited statements of The Oil and Gas Division of Dension Energy Inc. ("Denison Energy PNG Assets") as at and for the nine months ended September 30, 2003 and the audited statement of operations of the Denison Energy PNG Assets for the year ended December 31, 2002;
- Unaudited statement of revenue and operating expenses of the Carson Properties for the six months ended June 30, 2003 and audited statement of revenue and operating expenses of the Carson Properties for the year ended December 31, 2002 (Forte acquired these properties effective, July 1, 2003);

1. BASIS OF PRESENTATION (Continued)

- Audited statement of revenue and operating expenses of the Red Earth Properties for the eleven months ended November 30, 2002 (Forte acquired these properties on December 2, 2002); and
- Audited balance sheet of Denison Oil as at January 21, 2004.

In the opinion of management of Forte, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions and assumptions as if they had occurred at the balance sheet date while the unaudited pro forma consolidated statements of operations give effect to the proposed transactions and assumptions as if they had occurred at Janaury 1, 2002. The Pro Forma Financial Statements are not necessarily indicative of the results of operations that would have occurred for the nine month period ended September 30, 2003 and the year ended December 31, 2002 or for future years. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect operating synergies and general and administrative cost savings that may result from combining the operations of Forte, except for certain general and administrative expenses, which relate to the operation of the Denison Energy PNG Assets as a separate division. The Denison Arrangement and the Forte Arrangement are subject to regulatory and shareholder approval. As a result, there is no assurance that the arrangements will be completed.

The accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used by Forte in the audited financial statements as at and for the year ended December 31, 2002. The Pro Forma Financial Statements should be read in conjunction with the above noted financial statements or financial information of the Denison Oil, Forte, Denison Energy PNG Assets, Red Earth Properties and Carson Properties.

2. PROPOSED TRANSACTIONS AND ASSUMPTIONS

(a) Purchase of Denison Resources (Denison Energy PNG Assets)

On January 28, 2004, Forte and Denison and certain related companies entered into an Amalgamation Agreement (the "Agreement") whereby the shareholders of Forte and Denison will exchange their common shares for common shares of Denison Oil. Upon conclusion of the transaction, the initial Board of Directors of Denison Oil will consist of four Forte directors and two Denison directors. The transaction has been accounted for in the Pro Forma Financial Statements as an acquisition of the Denison Resources (comprising the Denison Energy PNG Assets and liabilities) by Forte ("reverse-takeover") as the shareholders of Forte will own approximately 80% of the new combined entity.

The unaudited pro forma consolidated balance sheet of Denison Oil as at September 30, 2003 gives effect to the acquisition of the Denison Resources by Forte as if it had occurred on September 30, 2003. The total outstanding number of common shares of Denison Resources is assumed to be 3,734,111 at September 30, 2003, after giving effect to the exercise of 190,700 common share purchase options and a consolidation of shares on a five-for-one basis. The total outstanding number of common shares and share purchase options of Denison Oil at September 30, 2003 is assumed to be 14,660,438 and 791,190 respectively, after giving effect to the exchange of each Forte share for .894 shares of Denison Oil pursuant to the Forte Arrangement. Denison Oil is assumed to acquire all the outstanding common shares of Denison Resources in exchange for 3,734,111 common shares of the Company. The values assigned to the net assets of Denison Resources acquired are as follows:

	(000's) $
Net assets acquired:	
Current assets	1,598
Petroleum and natural gas properties	10,998
Current liabilities, including Forte transaction costs	(1,880)
Future site restoration costs	(147)
Bank debt	(3,514)
	7,055
Consideration:	
Common shares (3,734,111 shares)	6,905
Acquisition costs	150
	7,055

2. PROPOSED TRANSACTIONS AND ASSUMPTIONS (Continued)

The allocation of the purchase price will be finalized after the arrangements are approved and the fair values of the assets and liabilities acquired have been determined. Accordingly, the above allocation could be subject to change. The purchase price allocation takes into account certain proceeds in the amount of $1,334,000 which are to be received by Denison Resources under the Denison Arrangement and which are to be used to reduce bank debt. The attributable value assigned to the shares issued has been based on Forte management's estimate of the fair value of the Denison Energy PNG Assets.

(b) Depreciation, depreciation and amortization

Depletion, depreciation and amortization, including site restoration, has been calculated on a consolidated basis incorporating the assigned values to the Denison Energy PNG Assets determined in the purchase allocation, and property costs related to the Carson Properties and the Red Earth Properties.

(c) Interest

Interest expense for the period ended September 30, 2003 and interest income for the year ended December 31, 2002 have been adjusted to reflect the increase in bank loans and other loans related to the acquisition of the Carson Properties, the Red Earth Properties and the Denison Energy PNG Assets.

(d) General and administrative

General and administrative costs have been increased to provide for the additional costs associated with the Company being a public company following the arrangements, and any costs related to the Denison Energy PNG Assets operating as a division of Denison have been reduced.

(e) Future income taxes

The provision for future income taxes has been adjusted to reflect all of the above assumptions.

3. PRO FORMA SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares issuable in series

(b) Common shares issued and outstanding

	Number of Shares	Amount (000's) $
Shares held by Forte shareholders as at September 30, 2003	16,398,700	16,064
Share consolidation (.894-to-1)	(1,738,262)	-
	14,660,438	16,064
Shares to be issued to Denison shareholders	3,734,111	7,055
	18,394,549	23,119

The number of shares of Denison Oil to be issued to Denison shareholders is comprised of the following:

	Number of Shares
Shares held by Denison shareholders as at September 30, 2003	17,705,724
Shares issued on conversion of share purchase options	964,833
Share consolidation on a 5-for-1 basis	(14,936,446)
	3,734,111

(c) Performance shares and options

Pursuant to the arrangements, 3,000,000 First preferred, Series 1 shares are exchanged for 2,682,000 preferred performance shares of Denison Oil, under the same terms and conditions and 885,000 share purchase options of Forte are exchanged for 791,190 share purchase options of Denison Oil with similar terms and conditions.

3. PRO FORMA SHARE CAPITAL (Continued)

(d) Per share amounts

The following weighted average number of shares are based on the weighted average number of Forte shares for the relevant periods plus common shares issued in Note 2 (a) as if they were issued at the beginning of the relevant periods ended:

	September 30, 2003	December 31, 2002
Basic	18,096,261	17,144,111
Diluted	21,090,547	21,909,597

EXHIBIT O
INFORMATION CONCERNING DENISON ENERGY AFTER THE REORGANIZATION

TABLE OF CONTENTS

SUMMARY

The following is a summary of Denison Energy's business after the Reorganization on the assumption that Denison Energy exercises the Calfrac Option and should be read together with the more detailed information and financial data and statements contained elsewhere in this exhibit and in the Information Circular.

Please refer to the Glossary in this exhibit for an explanation of certain terms used in this exhibit and in this summary.

Except as otherwise indicated, all of the disclosure in this exhibit is made on the basis that the Reorganization will be completed. Following completion of the Reorganization, the independent members of the Board of Directors of Denison Energy will consider whether Denison Energy should exercise the Calfrac Option or pursue alternative business opportunities. The Board of Directors is currently not aware of any business opportunities available to Denison Energy other than the Calfrac Option.

For this reason, the disclosure contained in this exhibit provides information regarding Calfrac's business and assumes in certain cases that Denison Energy will exercise the Calfrac Option. There can be no assurance that Denison Energy will exercise the Calfrac Option or that Calfrac's oilfield services business described herein will become Denison Energy's business following the Reorganization.

Denison Energy

Introduction

Denison Energy is considering changing the focus of its business to the oilfield services business. Denison Energy's business focuses on resource-related interests that includes interests in a uranium processing facility and a uranium mine, an oil and gas business, an environmental services business and both mineral and oil and gas exploration projects. Pursuant to the Reorganization, the Canadian petroleum and natural gas assets of Denison Energy will be transferred to, and the related liabilities will be assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison Energy will be transferred to, and the related liabilities will be assumed by, Denison Mines Inc. Following the Reorganization, Denison Energy will hold no material assets, other than an option to purchase all of the shares of Calfrac Well Services Ltd. and certain income tax attributes, and will have retained certain claims and liabilities. See "The Reorganization" in the Information Circular for illustrations of the structure of Denison Energy before and after the Reorganization, the Public Offering and the Acquisition.

Denison Energy has filed a preliminary prospectus with respect to the Public Offering to provide financing which will enable Denison Energy to exercise the option to acquire the shares of Calfrac, should Denison Energy so determine, and complete the transformation of Denison Energy to an oilfield services provider.

The Calfrac Option

Pursuant to the Calfrac Option, the shareholders of Calfrac granted Denison Energy an irrevocable option to purchase all of the shares of Calfrac for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Calfrac Option; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised Denison Energy that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. After deducting the net debt of Calfrac of approximately $83.6 million, the net purchase price is anticipated to be approximately $143.9 million.

The purchase price pursuant to the Calfrac Option is payable, at the option of Denison Energy, in cash or a combination of cash and Common Shares. If Denison Energy elects to pay a combination of cash and Common Shares, the Common Shares must make up not less than 80% of the purchase price. No portion of the net purchase price may be paid by the issuance of Common Shares unless the Public Offering has closed and the Common Shares issuable pursuant to the Public Offering have been issued and delivered unconditionally to the subscribers under the Public Offering.

If the Reorganization and the Public Offering are completed, Denison Energy anticipates exercising the Calfrac Option and paying the net purchase price to the shareholders of Calfrac by the issuance of Common Shares and the payment of approximately $28.8 million in cash.

Calfrac

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. Calfrac provides both conventional hydraulic fracturing and hydraulic fracturing to produce natural gas found in coal ("NGC"), which is often referred to as coalbed methane.

Management of Calfrac has advised Denison Energy that it believes that the combination of increasing demand for natural gas in North America and the declining rates of gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management of Calfrac believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fractures.

Calfrac has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. NGC appears to have significant potential as an energy source and could result in additional demand for Calfrac's fracturing services. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

Calfrac also provides stimulation and other well services to exploration and production companies in western Canada. These services consist of: (i) coiled tubing services, which involve injecting coiled tubing into wells to perform various well-servicing operations; (ii) acidizing services, which involve pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids; and (iii) nitrogen services which are used principally in applications supporting Calfrac's coiled tubing and fracturing services.

Calfrac was formed in 1999 by Ronald P. Mathison, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts. For the nine month period ending September 30, 2003, Calfrac had: (i) revenue of $108.5 million; (ii) income before interest, taxes, depreciation and amortization of $27.4 million; (iii) income before taxes of $19.1 million; and (iv) net income of $12.3 million.

Corporate Strategy

If the Reorganization and the acquisition of all of the shares of Calfrac occurs, Denison Energy's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic

fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the Denver-Julesburg Basin in Colorado.

Business Strengths

Denison Energy believes that, if the acquisition of all the shares of Calfrac occurs, the following business strengths will enhance Denison Energy's ability to achieve its business objective of becoming a leading provider of oilfield services to oil and gas exploration and production companies.

Seasoned Management

Each of Mr. Douglas R. Ramsay, the President and Chief Executive Officer of Calfrac, Mr. Gordon A. Dibb, the Executive Vice President and Chief Financial Officer of Calfrac and Mr. Robert S. Roberts, the Senior Vice President and Chief Operating Officer of Calfrac, has extensive industry experience. Mr. Ramsay has over 30 years of experience in the oil and oilfield services industries and was the President of Canadian Fracmaster Ltd. from 1992 to 1994. Mr. Dibb has over 20 years of oilfield services industry experience as a senior financial officer. Mr. Roberts has significant operational industry experience with over 35 years in the pumping services industry. Each of Messrs. Ramsay, Dibb and Roberts was a founder of Calfrac, has been with Calfrac since its formation in 1999 and has agreed to continue in his present capacity in the event Denison Energy completes the acquisition of all of the shares of Calfrac.

Experienced, Interested Board

Denison Energy's board of directors will be comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. The directors have extensive industry and transactional experience and several of the directors have significant financial stakes in Denison Energy.

Continuous Growth in Business

Since it was established in 1999, Calfrac has consistently expanded its market presence with revenue increasing annually by a minimum of 42%, with an average of 45%, and net income increasing annually by a minimum of 29%, with an average of 42%. Canadian fracturing companies have significantly increased their share of the Canadian market since their entry in the late 1990's, notwithstanding the presence of U.S. based multinational companies.

Core Operations

If the acquisition of all of the shares of Calfrac occurs, Denison Energy will be an oilfield service provider with particular focus on providing hydraulic fracturing services to oil and gas exploration and production companies, with an emphasis on providing responsive and flexible solutions to customers' needs and developing technology to respond to challenges faced by customers in the field. In addition, Denison Energy intends to be a leading provider of fracturing services to companies involved in the exploration and production of NGC, which is a potential promising new source of natural gas in Canada.

Client Satisfaction and Relationship Building

Calfrac's management recognizes that the success of Calfrac's business is based on high levels of customer satisfaction and strong business relationships. Calfrac has experienced field operations staff that are supported by highly qualified technical personnel, which enable Calfrac to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs.

Adoption and Implementation of Technology

Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for Calfrac's customers. A considerable amount of technology is incorporated into the fluid chemistry and the engineering of fracturing programs. Calfrac has developed

proprietary fluid technologies that provide fluid viscosities with minimum additives that enhance fracturing fluid recovery. Calfrac has developed highly innovative field equipment which allows it to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. Calfrac has considerable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, thereby avoiding multiple trips to the well location.

Customer Base and Utilization

Calfrac has two particularly significant customers and in excess of 150 total active customers, comprising a balanced mix of large, intermediate and small oil and gas exploration and production companies. Due to its ability to perform multiple fracturing jobs in one day in each of its operating areas, Calfrac is able to achieve high rates of equipment utilization.

Selected Financial Information

The following table presents a summary of historical financial data for Calfrac for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of Calfrac at each of these dates and for the periods then ended. The following table also presents a summary of the unaudited pro forma consolidated balance sheet of Denison Energy as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings of Denison Energy for the year ended December 31, 2002 and for the nine months ended September 30, 2003. The unaudited pro forma consolidated balance sheet was prepared as if (i) the Reorganization; (ii) the issuance of Common Shares for net proceeds of approximately $111.6 million pursuant to the Public Offering; (iii) the completion of the Acquisition by way of the issuance of Common Shares and the payment of approximately $28.78 million in cash; and (iv) the other transactions described in the notes to the unaudited pro forma financial statements, had occurred on September 30, 2003, and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine months ended September 30, 2003 were prepared as if such transactions had occurred on January 1, 2002. The financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP have not performed an audit but have carried out certain procedures relating to the compilation of the pro forma financial statements of Denison Energy. All financial information with respect to Denison Energy and Calfrac has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

The following data should be read along with "Management's Discussion and Analysis Regarding Calfrac" and the financial statements and related notes of Calfrac included in this exhibit. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of Denison Energy included in this exhibit.

	Denison Energy	Calfrac		Denison Energy	Calfrac		
	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,		
	2003	2003	2002	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited) (in thousands)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)
Income Statement Data							
Revenue	$108,494	$108,494	$66,126	96,066	$96,066	$67,509	$45,831
EBITDA(2)	27,442	27,442	16,800	24,344	23,923	19,556	11,452
Income before taxes	20,204	19,145	10,936	16,925	16,014	13,064	6,851
Net income	$19,017	$12,313	$6,811	15,840	$10,024	$7,765	$5,651
Balance Sheet Data							
Current Assets	$37,852						
Property, plant and equipment	76,569						
Intangible assets and goodwill	3,603						
Future income taxes	69,019						
	$187,043						
Current liabilities	$27,427						
Long-term debt	8,206						
Deferred credit	62,000						
	97,633						
Shareholders' equity	89,410						
	$187,043						

Notes:

(1) Derived from the audited financial statements.

(2) EBITDA, in respect of Denison Energy, represents revenue after operating expenses, selling and general and administrative expenses, stock option expense and write-down of oil and gas properties, but before depreciation, depletion and amortization, amortization of intangibles, interest and income tax. EBITDA, in respect of Calfrac, represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

(3) If the acquisition of all the shares of Calfrac occurs, Denison Energy will have non-capital losses and unclaimed expenditures, in aggregate, equal to approximately $224.6 million for federal tax purposes and approximately $172.9 million for Alberta provincial tax purposes.

The Public Offering

On January 22, 2004, Denison Energy filed a preliminary prospectus dated January 20, 2004 with respect to an offering of Common Shares following completion of the Reorganization. Denison Energy is seeking to raise gross proceeds of $120 million. If the Public Offering proceeds, the net proceeds to Denison Energy are estimated to be $111.6 million, after deducting the Underwriters' fee of $6.6 million and expenses of the Public Offering, which are estimated by Denison Energy to be approximately $1.8 million.

The net proceeds of the Public Offering are anticipated to be used by Denison Energy as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac pursuant to the Acquisition; (ii) approximately $58.4 million to repay the indebtedness assumed by Calfrac; and (iii) approximately $24.4 million will be added to working capital and used for general corporate purposes, which may include the repayment of existing indebtedness of Calfrac.

It is expected to be a condition of the underwriting agreement with respect to the Public Offering that at the time of the closing of the Public Offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed. The underwriting agreement is also expected to contain a provision that if the Public Offering is completed, but the Acquisition is not completed, Denison Energy must call a special meeting of its shareholders within 90 days of the completion of the Public Offering to determine the appropriate use of the proceeds of the Public Offering.

Risk Factors

Ownership of Denison Energy's securities after the Reorganization should be considered speculative due to the nature of Denison Energy's business and its stage of development. Denison Energy is considering changing the focus of its business to the oilfield services business. Such change is dependent upon the completion of the Reorganization, the Public Offering and the acquisition of Calfrac. If such acquisition is not completed, the success of this change in business strategy cannot be assured. Although Denison Energy does not have a history of paying dividends on its Existing Shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. There are additional risks associated with an investment in these securities relating to: volatility of industry conditions, seasonality, alternatives to and changing demand for petroleum products, dependence on major customers, government regulation, sourcing of raw materials, pricing and availability of raw materials, Kyoto Protocol, operating risks and insurance, key personnel, competition in the industry, currency exchange risk, the absence of current business and anticipated acquisition of Calfrac, liabilities related to current or prior operations and additional financing. In assessing the risks of ownership of the Common Shares, shareholders must rely upon the ability and integrity of the management of Denison Energy following the Acquisition. Shareholders should consult their own professional advisors to assess the income tax, legal and other aspects of ownership of the Common Shares. See "Risk Factors".

GLOSSARY

In this exhibit, unless the context otherwise requires, the following words and phrases have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta).

"**Acquisition**" means the acquisition by Denison Energy of all of the issued and outstanding shares of Calfrac pursuant to the Calfrac Option.

"**Amalgamation**" means the amalgamation of Denison Energy with Calfrac pursuant to section 184 of the ABCA.

"**Arrangement**" means the arrangement of Denison Energy pursuant to section 182 of the OBCA.

"**Arrangement Agreement**" means the arrangement agreement among Denison Energy, Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Denison Oil Corporation, Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer, as amended from time to time.

"**Calfrac**" means Calfrac Well Services Ltd.

"**Calfrac Option**" means the Calfrac Option agreement among Calfrac, Matco Investments (on behalf of itself and the other shareholders of Calfrac) and Denison Energy granting an irrevocable option to Denison Energy to purchase all of the issued and outstanding shares of Calfrac for an aggregate purchase price of approximately $227.5 million less the net debt of Calfrac, which is anticipated to be approximately $83.6 million for these purposes.

"**Calfrac USA**" means Calfrac Well Services Corp., a wholly owned subsidiary of Calfrac.

"**ChemErgy**" means ChemErgy Ltd.

"**Cogema**" means Cogema Resources Inc.

"**Common Shares**" means the common shares in the capital of Denison Energy following the Arrangement.

"**Consolidation**" means the consolidation of 21 Existing Shares of Denison Energy into one Common Share pursuant to the Arrangement.

"**Continuance**" means the continuance of Denison Energy as an Alberta corporation under section 188 of the ABCA.

"**Denison Energy**" means Denison Energy Inc.

"**DJ Basin**" means the Denver-Julesburg Basin in Colorado.

"**Existing Shares**" means the common shares in the capital of Denison Energy as currently constituted.

"**Information Circular**" means the management information circular of Denison Energy delivered to Denison Energy's shareholders in order to approve the Reorganization, to which this exhibit is attached.

"**Matco**" means Matco Capital Ltd., a corporation controlled by Matco Investments.

"**Matco Investments**" means Matco Investments Ltd., a private investment corporation.

"**NGC**" means natural gas from coal, also known as coalbed methane or "CBM".

"**OBCA**" means the *Business Corporations Act* (Ontario).

"**Public Offering**" means the proposed public offering of Common Shares by Denison Energy following completion of the Reorganization to raise gross proceeds of $120 million.

"**Reorganization**" means the Arrangement, the Continuance, the Subscription and certain related transactions, collectively.

"**Subscription**" means the subscription to be completed by Denison Energy following the Arrangement pursuant to which Denison Energy will issue Common Shares to Matco or a group of investors designated by Matco for aggregate gross proceeds of approximately $5.3 million.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**TSX**" means the Toronto Stock Exchange.

"**Underwriters**" means Peters & Co. Limited, FirstEnergy Capital Corp. and RBC Dominion Securities Inc.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this exhibit constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to Denison Energy, are intended to identify forward-looking statements. Such statements reflect Denison Energy's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this exhibit under the heading "Risk Factors", "Selected Financial Information" and "Management's Discussion and Analysis Regarding Calfrac". Many factors could cause Denison Energy's actual results, performance or achievements to vary from those described in this exhibit. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this exhibit as intended, planned, anticipated, believed, estimated or expected. Denison Energy does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this exhibit contains forward-looking statements pertaining to the following:

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oilfield services;
- expectations regarding Denison Energy's ability to maintain Calfrac's competitive position;
- expectations regarding Denison Energy's ability to raise capital;
- treatment under governmental regulatory regimes;
- commodity prices; and
- exercise of the Calfrac Option.

Denison Energy's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this exhibit:

- general economic conditions in Canada and the United States;
- the demand for fracturing and other stimulation services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for oilfield services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- dependence on major customers;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto protocol;
- liabilities and risks associated with Denison Energy's current or prior operations;
- currency exchange rate risk; and
- the other factors considered under "Risk Factors".

Except as otherwise indicated, all of the disclosure in this exhibit is made on the basis that the Reorganization will be completed. Following completion of the Reorganization and the Public Offering, the independent members of the Board of Directors of Denison Energy will consider whether Denison Energy should exercise the Calfrac Option or pursue alternative business opportunities. The Board of Directors is currently not aware of any business opportunities available to Denison Energy other than the Calfrac Option.

For this reason, the disclosure contained in this exhibit provides information regarding Calfrac's business and assumes in certain cases that Denison Energy will exercise the Calfrac Option. There can be no assurance that Denison Energy will exercise the Calfrac Option or that Calfrac's oilfield services business described herein will become Denison Energy's business following the Reorganization.

DENISON ENERGY INC.

Denison Energy is considering changing the focus of its business to the oilfield services business. Denison Energy's current business focuses on resource related interests that includes interests in a uranium processing facility and a uranium mine, an oil and gas business, an environmental services business and both mineral and oil and gas exploration projects. Pursuant to the Arrangement, Denison Energy will dispose of these interests. See "The Reorganization" in the Information Circular. The completion of the Public Offering will provide financing which will enable Denison Energy to exercise the Calfrac Option, should Denison Energy so determine, and complete the transformation of Denison Energy to an oilfield services provider.

Corporate Strategy

If the Acquisition occurs, Denison Energy's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the Denver-Julesburg Basin in Colorado.

Business Strengths

Denison Energy believes that, if the Acquisition occurs, the following business strengths will enhance Denison Energy's ability to achieve its business objective of becoming a leading provider of oilfield services to oil and gas exploration and production companies.

Seasoned Management

Each of Mr. Douglas R. Ramsay, the President and Chief Executive Officer of Calfrac, Mr. Gordon A. Dibb, the Executive Vice President and Chief Financial Officer of Calfrac and Mr. Robert S. Roberts, the Senior Vice President and Chief Operating Officer of Calfrac, has extensive industry experience. Mr. Ramsay has over 30 years of experience in the oil and oilfield services industries and was the President of Canadian Fracmaster Ltd. from 1992 to 1994. Mr. Dibb has over 20 years of oilfield services industry experience as a senior financial officer. Mr. Roberts has significant operational industry experience with over 35 years in the pumping services industry. Each of Messrs. Ramsay, Dibb and Roberts was a founder of Calfrac, has been with Calfrac since its formation in 1999 and has agreed to continue in his present capacity in the event Denison Energy completes the Acquisition.

Experienced, Interested Board

Denison Energy's board of directors will be comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. The directors have extensive industry and transactional experience and several of the directors have significant financial stakes in Denison Energy.

Continuous Growth in Business

Since it was established in 1999, Calfrac has consistently expanded its market presence with revenue increasing annually by a minimum of 42%, with an average of 45%, and net income increasing annually by a minimum of 29%, with an average of 42%. Canadian fracturing companies have significantly increased their share of the Canadian market since their entry in the late 1990's, notwithstanding the presence of U.S. based multinational companies.

Core Operations

If the Acquisition occurs, Denison Energy will be an oilfield service provider with particular focus on providing hydraulic fracturing services to oil and gas exploration and production companies, with an emphasis on providing responsive and flexible solutions to customers' needs and developing technology to respond to challenges faced by customers in the field. In addition, Denison Energy intends to be a leading provider of fracturing services to companies involved in the exploration and production of NGC, which is a potential promising new source of natural gas in Canada.

Client Satisfaction and Relationship Building

Management of Calfrac recognizes that the success of Calfrac's business is based on high levels of customer satisfaction and strong business relationships. Calfrac has experienced field operations staff that are supported by highly qualified technical personnel, which enable Calfrac to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs.

Adoption and Implementation of Technology

Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for its customers. A considerable amount of technology is incorporated into the fluid chemistry and the engineering of fracturing programs. Calfrac has developed proprietary fluid technologies that provide fluid viscosities with minimum additives that enhance fracturing fluid recovery. Calfrac has developed highly innovative field equipment which allows Calfrac to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. Calfrac has considerable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, thereby avoiding multiple trips to the well location.

Customer Base and Utilization

Calfrac has two particularly significant customers and in excess of 150 total active customers, comprising a balanced mix of large, intermediate and small oil and gas exploration and production companies. Due to its ability to perform multiple fracturing jobs in one day in each of its operating areas, Calfrac is able to achieve high rates of equipment utilization.

The Acquisition

The Calfrac Option

Pursuant to the Calfrac Option, the shareholders of Calfrac granted an irrevocable option to Denison Energy to purchase all of the shares of Calfrac for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Calfrac Option; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised Denison Energy that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. After deducting such debt of Calfrac of approximately $83.6 million, the net purchase price is anticipated to be approximately $143.9 million. The following table illustrates the estimated net purchase price payable by Denison Energy to the shareholders of Calfrac in the event Denison Energy exercises the Calfrac Option:

		(in millions)
Purchase price	$	227.5
Established net debt as at December 30, 2003		(25.2)
Estimated debt assumed after December 30, 2003		(58.4)
Estimated net purchase price	**$**	**143.9**

The net purchase price pursuant to the Calfrac Option is payable, at the option of Denison Energy, in cash or a combination of cash and Common Shares. If Denison Energy elects to pay in a combination of cash and Common Shares, the Common Shares must make up not less than 80% of the purchase price. The Calfrac Option may be exercised by Denison Energy during the period commencing on the date the Public Offering is completed, or, in the event of payment only in cash, the date upon which Denison Energy is a party to binding agreements that would enable it to exercise the Calfrac Option, and ending on the earlier of the seventh day thereafter and March 26, 2004. The Calfrac Option may not be exercised except on an all cash basis unless the Public Offering has closed and the Common Shares issuable pursuant to the Public Offering have been issued and delivered unconditionally to the purchasers under the Public Offering.

If the Reorganization and the Public Offering are completed, Denison Energy anticipates exercising the Calfrac Option and paying the net purchase price to the shareholders of Calfrac by the issuance of Common Shares representing 80% of the net purchase price and the payment of approximately $28.8 million in cash, representing the remaining 20% of the purchase price. Each of Messrs. Mathison, Lambert, Ramsay, Dibb and Roberts, directly and indirectly, will receive an amount proportionate to his respective shareholdings of the approximately $28.8 million that Denison Energy anticipates paying to the shareholders of Calfrac as the cash portion of the net purchase price of the Acquisition. The balance of the purchase price of the Acquisition of approximately $115.1 million is anticipated to be paid by the issuance of Common Shares at an attributed price per share equal to the Public Offering price per share.

The Public Offering

On January 22, 2004, Denison Energy filed a preliminary prospectus dated January 20, 2004 with respect to an offering of Common Shares following completion of the Reorganization. Denison Energy is seeking to raise gross proceeds of $120 million. If the Public Offering proceeds, the net proceeds to Denison Energy are estimated to be $111.6 million, after deducting the Underwriters' fee of $6.6 million and expenses of the Public Offering, which are estimated by Denison Energy to be approximately $1.8 million.

The net proceeds of the Public Offering are anticipated to be used by Denison Energy as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac pursuant to the Acquisition; (ii) approximately $58.4 million to repay the indebtedness assumed by Calfrac; and (iii) approximately $24.4 million will be added to working capital and used for general corporate purposes, which may include the repayment of existing indebtedness of Calfrac.

It is expected to be a condition of the underwriting agreement with respect to the Public Offering that at the time of the closing of the Public Offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed. The underwriting agreement is also expected to contain a provision that if the Public Offering is completed, but the Acquisition is not completed, Denison Energy must call a special meeting of its shareholders within 90 days of the completion of the Public Offering to determine the appropriate use of the proceeds of the Public Offering.

Amalgamation, Name Change and Additional Directors

If the Acquisition is completed, the Amalgamation and a name change will be effected. Pursuant to the Amalgamation, Calfrac, as a wholly owned subsidiary of Denison Energy following completion of the Acquisition, will be amalgamated on a vertical short form basis. In connection with the Amalgamation, the name of Denison Energy will be changed to Calfrac's name, Calfrac Well Services Ltd.

Following the Reorganization, all of Denison Energy's officers and all but three of Denison Energy's directors are expected to resign. At that time, three independent members of Denison Energy's board, Messrs. James S. Blair, Gregory S. Fletcher and Paul F. Little, are expected to continue as directors of Denison Energy and are expected to

be joined on the board by Ronald P. Mathison and Martin A. Lambert. It is expected that Martin A. Lambert will be appointed the Interim Chief Executive Officer of Denison Energy and David M. McGoey will be appointed the Interim Chief Financial Officer of Denison Energy. If the Acquisition is completed, it is expected that Douglas R. Ramsay and R. Timothy Swinton will be appointed as additional directors of Denison Energy and the officers disclosed under "Directors and Officers of Denison Energy" and "Management" will be appointed, at which time it is expected that Mr. Lambert and Mr. McGoey will resign as Interim Chief Executive Officer and Interim Chief Financial Officer of Denison Energy, respectively, but Mr. Lambert will continue to act as a director of Denison Energy.

BUSINESS OF CALFRAC

Denison Energy is considering changing the focus of its business to the oilfield services business and, in this regard, anticipates acquiring Calfrac pursuant to the Calfrac Option. Calfrac provides oilfield services designed to increase the production of hydrocarbons from wells drilled for exploration and production companies throughout western Canada and in the Rocky Mountain region of the United States.

Fracturing Services

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies, which services accounted for approximately 92% of Calfrac's total revenue in the first nine months of 2003. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone.

Conventional Hydraulic Fracturing

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals which are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, the fracturing process involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. Calfrac's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture;
- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; Calfrac often incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;

- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi-zone well involves numerous trips to the well location with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing rigs for shallower wells, involves moving the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi-zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

Fracturing for Natural Gas Found in Coal

Calfrac has identified the market niche of supplying hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada as one in which it seeks to be the leading provider.

NGC is often referred to as coalbed methane. In the United States, NGC production has increased from 0.2 billion cubic feet per day prior to 1990 to 4.4 billion cubic feet per day in 2002, representing approximately 8% of the total natural gas production in the United States.

Alberta and British Columbia have vast coal resources that may be a potential source of significant commercial quantities of NGC and this natural gas source has the potential to make a significant contribution to western Canada's future energy supply. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

NGC is referred to as an "unconventional" form of natural gas. NGC is produced by reducing the pressure in a coal seam to enable the methane gas to flow through fractures, or cleats, in the coal into the wellbore. The natural gas then flows up to the surface. When few natural fractures exist, producers may use hydraulic fracturing to create channels in the coal.

Natural gas found in coal is generally "sweet" not "sour" gas, as it does not contain hydrogen sulphide. NGC is generally 85% to 95% pure methane, with small amounts of carbon dioxide and nitrogen. NGC is generally produced at lower pressures than conventional natural gas and is generally of a nature that is near-pipeline quality when produced, requiring minimal processing.

A key challenge to NGC production in Alberta is the generally low permeability of coals with the highest natural gas concentrations (eg., coal located in the Mannville formations) and the moderate to low natural gas concentrations of higher permeability coals (eg., coal located in the Horseshoe Canyon and Ardley formations). Coal located in the Horseshoe Canyon formations is relatively shallow and may contain approximately 20 individual thin coal seams with interbedded shale and sandstone zones, which often contain natural gas. These zones are attractive multi-zone completion targets for producers of natural gas. Most importantly, these coal seams are dry and therefore produce no water. These coal seams are also found in areas where existing well, natural gas plant and pipeline infrastructure currently exists, which reduces production costs. Alberta's first commercial NGC production projects are located in the Horseshoe Canyon formation in south-central Alberta.

As a result of its extensive involvement in various pilot projects evaluating the viability of NGC production in western Canada, Calfrac, along with its customers, has developed an unconventional method of fracturing NGC wells performing multi-zone fractures through coiled tubing by pumping nitrogen gas, without the use of proppant, fluid or chemicals.

Calfrac has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. Reliable information on the number of NGC wells drilled in Alberta in 2003 is not readily available. However, Calfrac has received information from the National Energy Board and the Alberta Energy and Utilities Board that approximately 300 to 500 NGC wells were drilled in Alberta in 2003, representing 2.7% to 4.5% of the 11,067 natural gas wells drilled in Alberta in 2003. Calfrac hydraulically fractured 224 of these wells, representing approximately 8% of Calfrac's aggregate fracturing revenue in 2003 compared to approximately 2% in 2002. The National Energy Board has predicted that the pace of NGC extraction will increase steadily to 1,200 wells being drilled in 2005.

Stimulation and Other Well Services

Calfrac provides stimulation and other well services to exploration and production companies in western Canada. Revenues from well stimulation services accounted for 8% of Calfrac's total revenue for the first nine months of 2003 and 9% of Calfrac's total revenue in 2002.

Coiled Tubing Services

Calfrac injects coiled tubing into wells to perform various well-servicing operations. Coiled tubing consists of continuous, high pressure, flexible, small diameter steel pipe in various lengths up to several thousand meters mounted on a reel on a truck or trailer. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore.

Acidizing Services

Acidizing involves pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids.

Nitrogen Services

Nitrogen is added to acid blends to provide additional energy to assist in the clean out of unwanted materials and sediments in order to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations. Nitrogen services are used principally in applications supporting Calfrac's coiled tubing and fracturing services. Nitrogen is often pumped into the wellbore to improve safely the recovery of introduced or produced fluids, while reducing the potential for damaging the formation.

Customer Base

Calfrac's customer base consists of in excess of 150 oil and gas exploration and production companies, ranging from large multinational companies to small private companies. Calfrac has established and maintains a number of key relationships with active customers.

Notwithstanding Calfrac's significant customer base, the majority of Calfrac's revenue comes from two large customers. These two customers provided 57% of Calfrac's revenue in the first eleven months of 2003. The largest of these customers provided 50% of Calfrac's revenue in the first eleven months of 2003 and 57% of Calfrac's revenue in 2002. No other customer provided in excess of 5% of total revenue in either of these periods. See "Risk Factors – Dependence on Major Customers" for additional information in respect of Calfrac's customers.

Demand for Hydraulic Fracturing Services

Denison Energy believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The

majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The number of natural gas wells completed each year is believed by management to be a good indicator of the potential level of fracturing activity. The chart below illustrates the substantial increase in the number of natural gas wells completed each year since 1995, from 3,614 in 1995 to 13,944 wells in 2003, as the number of natural gas wells completed has become a larger proportion of the total number of wells completed each year in western Canada.

Wells Completed In Western Canada[1]


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
Gas Wells
Oil Wells

Note:
(1) Source: Nickle's Daily Oil Bulletin

Although Calfrac provides fracturing services to all segments of the oil and gas industry, it has historically focused on the shallow natural gas well segment located in southern and eastern Alberta. For the past five years, the average depth of the wells completed in Canada has averaged less than 1,100 metres (Nickle's Daily Oil Bulletin). Wells of this depth are generally classified as shallow and are located mainly in southern and eastern Alberta. This segment is and, management believes will continue to be, an important and consistent source of revenue to Calfrac. For this reason, Calfrac first commenced operations from a base in Medicine Hat.

Competition and Marketing Strategy

If the Acquisition occurs, Denison Energy's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the DJ Basin.

Each of the markets in which Calfrac participates is highly competitive. Fracturing services are generally provided to exploration and production companies through a competitive bid process for either individual wells or multi-well projects. Successful bids are the result of high customer satisfaction from past services provided and business relationships. Calfrac has developed extensive client contacts and built strong personal relationships with customers. Exploration and production companies also enter into agreements with service companies to provide fracturing services for multiple wells for periods of, generally, up to two years. However, these agreements seldom

contain binding commitments for a minimum amount of fracturing work. Based on its expertise in providing hydraulic fracturing services and its strong business relations with its two most important customers, Calfrac has entered into four multi-year agreements with these customers to provide fracturing services to them, with three of these agreements providing a minimum quantity of fracturing services to be provided by Calfrac during the term thereof.

Calfrac believes that it provides superior service to customers through its experienced management and work force, unique chemical technology and modern and innovative equipment. Calfrac's management has extensive experience and strong business relationships in the oilfield service industry in western Canada and, as a result of a flat management structure, is actively involved in the daily operations of Calfrac.

Intellectual Property

Calfrac's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and gas exploration and production companies when fracturing and stimulating wells. Calfrac's success in hydraulic fracturing has been facilitated by its ability to provide propriety blends of chemicals that, together with its technical expertise and innovative equipment, result in customers' wells being more productive.

Calfrac conducts a significant amount of its research and development in conjunction with ChemErgy, a company in which Calfrac has a 30% ownership interest. ChemErgy is engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplies chemical products and provides quality control and logistical services for the products supplied. In accordance with an exclusive relationship agreement between Calfrac and ChemErgy, ChemErgy is required to supply products to and perform research and development for Calfrac on an exclusive basis and Calfrac is required to acquire all of the chemical products used in its business from ChemErgy. The exclusive relationship agreement with ChemErgy will terminate on May 31, 2011 and the agreement will be automatically renewed for one year renewal terms unless terminated with notice by either party. ChemErgy operates a fully-equipped laboratory in Calgary staffed with chemical engineers, chemists and technicians who are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field.

Where possible, Calfrac and ChemErgy undertake to protect intellectual property which they develop through joint applications for patent protection. Calfrac and ChemErgy currently have two patents pending on chemical systems used to deliver fracturing services.

Facilities, Equipment and Personnel

Calfrac provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary and four field stations located in Medicine Hat, Red Deer and Grande Prairie, Alberta, and in Platteville, Colorado.

Calfrac owns a significant complement of fracturing equipment which, as at December 31, 2003, includes nine conventional fracturing spreads, incorporating 20 fracturing pumpers rated to a total of 45,000 horsepower, and one NGC fracturing spread with eight high rate nitrogen pumpers. Calfrac's well stimulation equipment includes two combination nitrogen-acid pumpers, two acid pumpers, two deep coiled tubing units and eight shallow coiled tubing units. Calfrac's total fleet of 132 large vehicles is comprised of 37 trucks with mounted equipment and 95 tractor/trailer units. Calfrac is currently constructing a tenth conventional and a second NGC fracturing spread, both of which are expected to be operational in the first half of 2004.

As at December 31, 2003, Calfrac employed 342 people in Canada and Calfrac USA employed 40 people. None of the employees of Calfrac or Calfrac USA are unionized.

DIRECTORS AND OFFICERS OF DENISON ENERGY

The following table sets out the names and municipalities of residence of those individuals that are expected to be the directors and officers of Denison Energy in the event Denison Energy completes the Reorganization, the Public Offering and the Acquisition, together with their proposed positions and offices with Denison Energy and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Position with Denison Energy	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
Ronald P. Mathison[1][3] Calgary, Alberta	Chairman and a Director	Proposed	President of Matco Investments Ltd. (a private investment company); prior to 1999, Principal, Peters & Co. Limited.
Douglas R. Ramsay Calgary, Alberta	Chief Executive Officer and a Director	Proposed[4]	President and Chief Executive Officer of Calfrac.
Gordon A. Dibb Calgary, Alberta	Chief Financial Officer	Proposed[4]	Executive Vice President and Chief Financial Officer of Calfrac.
Robert S. Roberts Calgary, Alberta	Chief Operating Officer	Proposed[4]	Senior Vice President and Chief Operating Officer of Calfrac.
James S. Blair Calgary, Alberta	Director	May 8, 2002	President and Chief Executive Officer, ExAlta Energy Inc. (an independent private oil and gas exploration and development company) since 2002. Prior thereto, Senior Vice President and Chief Operating Officer, Husky Energy Inc. (an integrated energy company).
Gregory S. Fletcher[1] Calgary, Alberta	Director	May 8, 2002	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert[2] Calgary, Alberta	Interim Chief Executive Officer and a Director	Proposed	Partner, Bennett Jones LLP (a law firm). Prior to May 2000, Chief Executive Officer and a partner, Bennett Jones LLP.
Paul F. Little[2] King City, Ontario	Director	May 15, 1997	President, Westover Investments, Inc. (a private investment company). Prior to 2000, principal, Gornitzki, Thompson & Little (merchant bank) from 1986 to 1999.
R. Timothy Swinton[1][3] Calgary, Alberta	Director	Proposed	President of Western Provinces Resources Ltd. (a private investment company) since 1997; Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto Chairman and Chief Executive Officer of Kenting Energy Services Inc. (a public oilfield services company) in 1997.
David M. McGoey Calgary, Alberta	Interim Chief Financial Officer	Proposed	Chief Financial Officer of Ross Smith Energy Group (a private engineering consulting firm) since 1998; President of David M. McGoey Professional Corporation since 1992; Chief Financial Officer of Securex Limited (a public company in the security monitoring industry) since 2003; Chief Financial Officer of Torode Realty Ltd. (a public mineral exploration company) since 2003; and Chief Financial Officer of Tristone Capital LLC (a private investment company) from 2001 to 2002.

Notes:
(1) Member or proposed member of Audit Committee.
(2) Member or proposed member of Corporate Governance Committee.
(3) Member or proposed member of Compensation Committee.

(4) It is anticipated Messrs. Ramsay, Dibb and Roberts will be appointed as officers of Denison Energy in the event Denison Energy completes the Reorganization, the Public Offering and the Acquisition.

The officers of Denison Energy currently include E. Peter Farmer, President and Chief Executive Officer, T. E. Craig Bamford, Vice President, Finance and Chief Financial Officer, Donald C. Campbell, Vice President, Marketing and Special Projects and Donna J. Gallant, Counsel and Secretary. Each of these officers is expected to resign effective upon the completion of the Reorganization, at which time Martin A. Lambert is expected to be appointed as Interim Chief Executive Officer and David M. McGoey is expected to be appointed as Interim Chief Financial Officer. In the event that the Reorganization, the Public Offering and the Acquisition are completed, it is anticipated that the board of directors will appoint Messrs. Ramsay, Dibb and Roberts as Chief Executive Officer and President, Chief Financial Officer and Executive Vice President, and Chief Operating Officer and Senior Vice President, respectively and that Mr. Lambert will continue to act as a director of Denison Energy.

Each of Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts has entered into an employment agreement dated September 1, 1999 with Calfrac. Each of these agreements has an initial five year term that expires on September 1, 2004 and provides that each year thereafter, the term will automatically renew for a successive one-year renewal term, unless either party gives written notice to the contrary. Each of these agreements contains provisions in favour of Calfrac (i) prohibiting the disclosure by each of Messrs. Ramsay, Dibb and Roberts of any confidential information related to Calfrac's business, and (ii) prohibiting each of Messrs. Ramsay, Dibb and Roberts from competing with Calfrac, or soliciting the employees or customers of Calfrac, for two years from the termination of his employment with Calfrac. These employment agreements also provide that in the event of a change of control of Calfrac, each of Messrs. Ramsay, Dibb and Roberts has the right at any time within six months of the change of control to terminate his employment with Calfrac. If any of Messrs. Ramsay, Dibb or Roberts exercises this right, or if Calfrac terminates the employment of any of Messrs. Ramsay, Dibb or Roberts following a change of control, such officer is entitled to all accrued but unpaid bonuses and to a severance payment equal to two times his annual 2003 base salary.

In addition, each of Messrs. Ramsay, Dibb and Roberts has entered into an agreement with Calfrac whereby he has waived any change of control or other rights he may have pursuant to his employment agreement provided that the Reorganization and the Acquisition occur as described herein. These agreements also provide that, in the event that a change of control occurs other than on the basis contemplated herein, each of such officers is entitled to exercise his right to terminate his employment and receive the severance payment described above. In addition, in such circumstances, each of such officers may elect not to receive the severance payment, and in consideration therefore, the officer will be released and discharged from the non-competition restrictions of his employment agreement.

Six additional officers and key employees of Calfrac have each signed an agreement with Calfrac providing that each employee will continue his employment with Calfrac or Denison Energy, as applicable, until at least June 30, 2004 under such employee's current employment terms. In the event that either or both Mr. Mathison or Mr. Ramsay resign or are terminated as Chairman or Chief Executive Officer, respectively, of either Calfrac or Denison Energy, as applicable, on or prior to June 30, 2004, the employee may elect to terminate his employment prior to June 30, 2004 and will receive a termination payment equal to all accrued but unpaid bonuses and to a severance payment equal to two times his annual 2003 base salary.

The term of office of each of the directors of Denison Energy will expire at the next annual meeting of the shareholders.

MANAGEMENT

The following is a brief description of the proposed directors and senior officers of Denison Energy in the event that the Reorganization, the Public Offering and the Acquisition are completed.

Ronald P. Mathison, Director and Chairman

Mr. Mathison is the President and Chief Executive Officer of Matco Investments, a private investment company specializing in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an

investment firm specializing in the oil and gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and gas and oil and gas service companies. Mr. Mathison received a B.Comm. (Honours) from the University of Manitoba in 1979 and obtained his Chartered Accountant designation in 1982. Mr. Mathison also holds the designation of Chartered Business Valuator, obtained in 1989, and of Chartered Financial Analyst, obtained in 1990. Mr. Mathison is the sole shareholder of Matco Investments, which controls Matco. Mr. Mathison is the Chairman of Hawker Resources Inc. Mr. Mathison was a founder of Calfrac and has been the Chairman of Calfrac since its formation in 1999.

Douglas R. Ramsay, President and Chief Executive Officer

Mr. Ramsay was a founder of Calfrac and has been the President and Chief Executive Officer of Calfrac since its formation in 1999. Mr. Ramsay has an extensive background in the oil industry. Prior to 1994, Mr. Ramsay was the President of Canadian Fracmaster Ltd. where he spent 12 years enhancing the overall presence of Fracmaster Ltd. in Canada and worldwide. Previous industry experience as a Project Manager for Delta Consultants, Drilling and Completions Foreman for Dome Petroleum Corp. and Service Supervisor for BJ Well Services Company has contributed to Mr. Ramsay's overall knowledge of the industry.

Mr. Ramsay holds a diploma in Petroleum Technology from Southern Alberta Institute of Technology and is a certified Registered Engineering Technologist.

Gordon A. Dibb, Executive Vice President and Chief Financial Officer

Mr. Dibb was a founder of Calfrac and has been the Executive Vice President and Chief Financial Officer of Calfrac since its formation in 1999. Mr. Dibb has over 20 years of oilfield service industry experience in a senior financial capacity, having worked as executive Vice President Business Development for Trace Exploration, Vice President Finance and Chief Financial Officer for Artisan Corporation, Vice President Administration for Nabors Drilling International Limited, Chief Operating Officer for Destiny Resource Services Corp. and Vice President Finance for Nabors Drilling Ltd. Mr. Dibb also has experience in South Africa working in other industries.

Mr. Dibb is a Chartered Accountant, qualified in both South Africa and Canada, and a member of the Alberta Institute of Chartered Accountants.

Robert S. Roberts, Senior Vice President and Chief Operating Officer

Mr. Roberts was a founder of Calfrac and has been the Senior Vice President and Chief Operating Officer of Calfrac since its formation in 1999. Mr. Roberts has significant industry experience with over 35 years in the pumping service industry. Mr. Roberts previously held senior management positions with Fracmaster Ltd. in its Canadian, United States, South American, Middle East and Russian Operations. Prior to 1996, Mr. Roberts was the Executive Vice President of Fracmaster Ltd.

James S. Blair, Director

Mr. Blair has served as director of Denison Energy since May of 2002. Mr. Blair is President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies. Mr. Blair was responsible for managing Husky's upstream business. He developed and implemented comprehensive strategies which led to strong growth of Husky in western Canada, offshore eastern Canada and Asia. Mr. Blair is a director of Viking Energy Royalty Trust, a director and Chairman of Onstream Compressor Rentals Inc., a private oilfield service company, and a director of the Calgary Centre for Innovative Technology. Mr. Blair holds an Honours B.A. (Economics) degree from the University of Alberta. His studies concentrated on resource economics and international trade.

Gregory S. Fletcher, Director

Mr. Fletcher has served as a director of Denison Energy since May of 2002. Mr. Fletcher is an independent businessman involved in the oil and gas industry in western Canada. He has considerable business experience in the junior sector of the oil and gas industry and is currently President of Sierra Energy Inc., a private oil and gas company that he founded in 1997. From June 1998 to May 1999, he was also President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. and prior to 1997 he was President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also Chairman and a director of Diamond Energy Services Inc., a private oilfield service company, a director of Pengrowth Management Limited, a private specialty fund management company and a director of Total Energy Services Ltd., a public oilfield services company. Mr. Fletcher graduated from the University of Calgary in 1972 with a BSc. in geology.

Martin A. Lambert, Director and Interim Chief Executive Officer

Mr. Lambert is a partner with the Bennett Jones LLP law firm, having served as Chief Executive Officer of the firm from 1996 to 2000. Mr. Lambert has been widely recognized as one of Canada's leading merger and acquisitions lawyers, including having recently been named by the National Post as one of Canada's top 30 deal makers, and is a senior member of the firm's mergers and acquisitions team. Mr. Lambert's directorships include Oil States International Inc. and zed.i solutions.inc, both oilfield services firms, as well as Hawker Resources Inc. and Bear Creek Energy Ltd., both oil and gas exploration and production companies. Mr. Lambert's family holding corporation, Mountain Moon Capital Inc., is a shareholder of Matco. Mr. Lambert is expected to be appointed Interim Chief Executive Officer of Denison Energy upon completion of the Reorganization and is expected to resign such position upon the anticipated appointment of Douglas Ramsay as Chief Executive Officer. Mr. Lambert is expected to continue to act as a director of Denison Energy.

Paul F. Little, Director

Mr. Little has served as a director of Denison Energy since May of 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves on a number of other public company boards including The Nautilus Group, Inc., Medisystem Technologies, Inc., Pason Systems, Inc. and World Point Terminals, Inc. He is Chairman of Echelon General Insurance Company, a private company, and is a member of the Board of Visitors of the Graziadio School of Business at Pepperdine University. Mr. Little is a Chartered Accountant and holds an M.B.A. from the University of British Columbia.

R. Timothy Swinton, Director

Mr. Swinton has extensive experience in the oilfield services industry. He is currently Chairman of NQL Drilling Tools Inc., a position he has held since 2003, and a director of Anderson Energy Ltd., a private oil and natural gas exploration and production company. Since June 1997, Mr. Swinton has been President of Western Provinces Resources Ltd, a private investment company. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd.

David M. McGoey, Interim Chief Financial Officer

Mr. McGoey is the Chief Financial Officer at Ross Smith Energy Group, a private engineering consulting firm, a position he has held since 1998. Mr. McGoey is President of David M. McGoey Professional Corporation since 1992 and Chief Financial Officer of each of Securex Limited (since 2003) and Torode Realty Ltd. (since 2003). Mr. McGoey was also Chief Financial Officer of Tristone Capital LLC from 2001 to 2002. He has been a Chartered Accountant for over 20 years, a Certified Public Accountant for three years and has over 20 years of public accounting experience. Mr. McGoey is a director of Destiny Resource Services Corp. Mr. McGoey is expected to be appointed Interim Chief Financial Officer of Denison Energy upon completion of the Reorganization and is

expected to resign upon the anticipated appointment of Mr. Gordon Dibb as Chief Financial Officer of Denison Energy.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and officers of Denison Energy, the following table sets forth the shareholdings of those persons who are the direct or indirect beneficial owners of or exercise control or direction over 10% or more of any class of voting shares of Denison Energy as at the date hereof and after giving effect to the Reorganization, the Public Offering and the Acquisition:

Shareholder	Designation of Class	Type of Ownership	% of Class after giving effect to the Reorganization	% of Class after giving effect to the Public Offering and the Acquisition
Matco Investments(1)	Common	Beneficial	45%(2)	(3)

Notes:

(1) To the knowledge of Denison Energy, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments is Ronald Mathison, who is proposed to be the Chairman and a director of Denison Energy.

(2) Includes the Common Shares to be acquired by Matco pursuant to the Subscription. To the knowledge of Denison Energy, the only entities with an interest of greater than 10% in Matco are Matco Investments and Mountain Moon Capital Inc. To the knowledge of Denison Energy, the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of the immediate family of Martin Lambert, a proposed director of Denison Energy.

(3) Not included because the number of Common Shares to be issued pursuant to the Share Subscription, the Public Offering and the Acquisition has not been determined.

CAPITALIZATION OF DENISON ENERGY

The following table sets forth the consolidated capitalization of Denison Energy as at December 31, 2002, as at September 30, 2003 and as at September 30, 2003 after giving effect to the Reorganization, the Public Offering and the Acquisition and the other transactions described in the notes to the unaudited pro forma financial statements (collectively, the "Transactions"):

	Authorized	Outstanding as at December 31, 2002 (audited)(1)	Outstanding as at September 30, 2003 (unaudited)	Outstanding as at September 30, 2003 after giving effect to the Transactions (unaudited)
Long-term debt	nil	$43,558,000	$43,097,000	$8,206,000
Common Shares(2)	unlimited	$5,568,000	$5,568,000	$89,410,000(3)(4)

Notes:

(1) Derived from the audited financial statements of Denison Energy.

(2) As part of the Arrangement, the stock option plan of Denison Energy will be terminated and no stock options will be outstanding.

(3) Assuming that pursuant to the Subscription, Denison Energy will issue Common Shares for gross proceeds of approximately $5.3 million.

(4) Assuming that the Calfrac Option is exercised and that the purchase price is paid by the issuance of Common Shares and approximately $28.8 million in cash.

CORPORATE HISTORY

Denison Energy

Denison Energy is the continuing corporation formed by the amalgamation under the laws of the Province of Ontario of Denison Mines Limited and Stanrock Uranium Mines Limited pursuant to articles of amalgamation filed on February 12, 1973. Denison Energy amended its articles on July 26, 1983 to create a class of 24 million preferred shares issuable in series, of which 6 million 9¾% Cumulative Redeemable Preferred Shares Series A (the "**Preferred Shares Series A**") were issued on August 8, 1983. On March 2, 1984 Denison Energy amended its articles to create an unlimited number of Class A Voting Participating Shares without par value ("**Class A Shares**") and an unlimited number of Class B Non-Voting Participating Shares without par value ("**Class B Shares**"), and each issued and outstanding common share was changed into one Class A Share and one Class B Share. On March

7, 1985, Denison Energy issued 7 million 9½% Cumulative Redeemable Preferred Shares Series B (the "**Preferred Shares Series B**"). On June 22, 1992, Denison Energy amended its articles to provide for a minimum of three and a maximum of fifteen directors.

Effective December 21, 1995, the articles were amended: to create an unlimited number of Existing Shares; to provide that Denison Energy was no longer authorized to issue Preferred Shares Series A, Preferred Shares Series B ("**Preferred Shares**"), Class A Shares or Class B Shares; to delete the rights, privileges, restrictions and conditions of the Preferred Shares, Class A and Class B Shares; and to provide that, after giving effect to the foregoing, Denison Energy was authorized to issue an unlimited number of Existing Shares. Effective December 21, 1995, each Preferred Share was reclassified into 25 Existing Shares, and each Class A Share and each Class B Share was reclassified into one common share.

Effective May 24, 2002, the articles were amended to change the name of Denison Energy from Denison Mines Limited to Denison Energy Inc., and to implement a share consolidation on the basis of one Existing Share for each 20 pre-consolidation common shares.

Calfrac

Calfrac was incorporated under the provisions of the ABCA on June 28, 1999 as "836570 Alberta Ltd." and changed its name to "Calfrac Well Services Ltd." by way of articles of amendment filed on September 28, 1999. Calfrac is the continuing corporation formed by the amalgamation under the ABCA of 850288 Alberta Ltd. and Calfrac pursuant to articles of amalgamation filed on January 1, 2000.

Calfrac's head office is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and its registered office is located at Suite 751, 815 – 8th Avenue S.W., Calgary, Alberta T2P 3P2.

Calfrac has one wholly owned subsidiary, Calfrac USA, incorporated in the state of Colorado, United States on May 24, 2001. Calfrac USA provides fracturing and work-over services to oil and gas customers in the Rocky Mountain area of the United States.

Calfrac also owns 30% of the issued and outstanding shares of ChemErgy.

General Development of the Business of Calfrac

Calfrac was a private corporation founded in June 1999 by Messrs. Mathison, Ramsay, Dibb and Roberts. Calfrac commenced operations in August 1999 from its field station in Medicine Hat, Alberta with a coiled tubing unit. On September 2, 1999, Calfrac successfully completed its first hydraulic fracturing treatment.

In December 1999, Calfrac acquired all of the issued and outstanding shares of Calfrac Limited, which company completed the acquisition of all of the issued and outstanding shares and warrants of DynaFrac Well Services Inc. ("DynaFrac") on December 22, 2000. DynaFrac subsequently distributed its assets and liabilities to Calfrac Limited and was dissolved on December 27, 2001. Calfrac Limited distributed all of its assets and liabilities to Calfrac and was subsequently dissolved on December 28, 2001. Calfrac acquired a two-pumper spread, a shallow coiled tubing unit, a high rate nitrogen pumper and four acid pumpers through its indirect acquisition of DynaFrac.

On November 10, 1999, 850288 Alberta Ltd., a wholly owned subsidiary of Calfrac, acquired two deep and one shallow coiled tubing units, two combination nitrogen-acid pumpers and other support equipment from the Coiled Tubing Division of Serval Corporation. On January 1, 2000, 850288 Alberta Ltd. and Calfrac were amalgamated. Calfrac's second and third spreads of fracturing equipment became operational in December 1999. At this time, Calfrac acquired a small facility in Red Deer, which became functional as a field facility in January 2000.

In February 2000, Calfrac acquired 851350 Alberta Ltd. in exchange for the issuance of 2,125,000 shares of Calfrac. 851350 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by Calfrac. In order to provide the fracturing services required under this agreement, Calfrac constructed a new spread of fracturing equipment specifically designed to stimulate the customer's shallow natural gas wells, which equipment constituted Calfrac's fourth spread of fracturing equipment.

During the last half of 2000, Calfrac added another fleet of fracturing equipment to constitute its fifth spread of fracturing equipment. In October 2000, Calfrac leased premises in Grande Prairie to establish a field station to facilitate the expansion of operations into northern Alberta and British Columbia.

During the summer of 2001, Calfrac commissioned its sixth spread of fracturing equipment. At this time, Calfrac also constructed and commenced operations with two additional coiled tubing units designed for shallow well operations but with more powerful compressors than its then existing equipment.

In April 2001, Calfrac acquired 851355 Alberta Ltd. in exchange for the issuance of 2,390,625 shares of Calfrac. 851355 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by Calfrac. In order to satisfy its obligations under this contract, Calfrac constructed its seventh spread of fracturing equipment.

In February 2002, Calfrac expanded its operations into the United States by leasing a field office in Platteville, Colorado. Although Calfrac provided fracturing services to oil and gas exploration and production companies in Montana in late 2001, the establishment of operations at Platteville, Colorado was Calfrac's first significant presence in the United States. At this time, Calfrac negotiated a one-year fracturing agreement with a major oil and gas exploration and production company, which agreement provided for a three-year right of first refusal for the majority of fracturing work of the customer in the Rocky Mountain area of the United States. During 2002, Calfrac provided fracturing services to customers located in Colorado, New Mexico and Wyoming. In 2003, most of Calfrac's U.S. operations were conducted in the DJ Basin and North Piceance Basin of Colorado.

In November 2002, Calfrac completed the construction of a new field facility on land owned by Calfrac in Red Deer, Alberta. In late 2002 and early 2003, Calfrac completed construction of two additional fracturing spreads, its eighth and ninth spreads of fracturing equipment, and its first spread of equipment specifically designed to fracture NGC.

Calfrac completed construction of a coiled tubing rig designed specifically to perform fracturing through coiled tubing in early 2003. In addition, due to the increasing requirement to use coiled tubing rigs in conventional and NGC fracture jobs, Calfrac signed an 18-month contract in March 2003 with a major supplier of coiled tubing rig services in Alberta. Calfrac has a right of first refusal on five out of seven coiled tubing rigs used for fracturing operated by this supplier. Upon termination of this contract at the end of September 2004, Calfrac may exercise its option to renew the agreement for an additional year or to purchase three of the coiled tubing rigs.

In April 2003, Calfrac negotiated a two year fracturing contract with a major explorer and developer of NGC with a term that commenced on June 1, 2003 and will expire at the earlier of May 31, 2005 or on the date that Calfrac has fractured 300 wells for the customer. In order to satisfy its obligations under this contract, Calfrac has developed and commissioned unique fracturing equipment specifically designed to fracture NGC wells, including the first quint nitrogen pumpers that have been built for use in the fracturing of NGC by any fracturing company. This equipment is expected to be operational in early 2004.

In May 2003, Calfrac signed a fracturing agreement with its most significant customer in the Rocky Mountain region in the United States. This agreement will expire upon the earlier of December 31, 2004 or the completion of 500 fracturing jobs for the customer.

Calfrac also purchased four shallow coiled tubing units from private companies in 2003. These acquisitions increased Calfrac's equipment fleet of shallow coiled tubing units to eight units. Three additional fracture pumpers were also added to Calfrac's equipment in 2003.

SELECTED FINANCIAL INFORMATION

Selected Financial Information of Denison Energy

The following table presents a summary of historical financial data for Denison Energy for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of Denison Energy at each of these dates and for the periods then ended, as well as the unaudited pro forma consolidated balance sheet of Denison Energy as at September 30, 2003 and the unaudited pro

forma consolidated statements of earnings of Denison Energy for the year ended December 31, 2002 and for the nine months ended September 30, 2003. The unaudited pro forma consolidated balance sheet was prepared as if (i) the Reorganization; (ii) the issuance of Common Shares for net proceeds of approximately $111.6 million pursuant to the Public Offering; (iii) the completion of the Acquisition by way of the issuance of Common Shares and the payment of approximately $28.78 million in cash; and (iv) the other transactions described in the notes to the pro forma financial statements, had occurred on September 30, 2003, and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine months ended September 30, 2003 were prepared as if such transactions had occurred on January 1, 2002. The financial statements of Denison Energy as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP have not performed an audit but have carried out certain procedures relating to the compilation of the pro form financial statements of Denison Energy.

The following data should be read along with "Management's Discussion and Analysis Regarding Denison Energy" and the financial statements and related notes of Denison Energy included in this exhibit. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of Denison Energy included in this exhibit.

All financial information with respect to Denison Energy has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,		
	2003	2003	2002	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)
	(in thousands, except per share amounts)						
Income Statement Data							
Revenue	$108,494	$25,158	$24,459	$96,066	$37,966	$32,064	$39,813
Expenses	88,290	39,078	21,884	79,141	35,037	28,850	30,364
Earnings (loss) before income taxes	20,204	(13,920)	2,575	16,925	2,929	3,214	9,449
Income tax expense (recovery)	1,187	106	68	1,085	(139)	(1,504)	418
Net earnings (loss) for the period	$19,017	$(14,026)	$2,507	$15,840	$3,068	$4,718	$9,031
Net Earnings (loss) per common share (2)(3)(4)							
Basic	--	$(0.79)	$0.15	--	$0.18	$0.30	$0.57
Diluted	--	$(0.79)	$0.15	--	$0.18	$0.29	$0.55
Average Number of Existing Shares outstanding	--	17,706	17,706	--	16,880	15,950	15,894

Notes:

(1) Derived from the audited financial statements of Denison Energy

(2) Earnings per share calculations give effect to the 20 for one share consolidation which was effective May 24, 2002, as if the share consolidation had been effective at the beginning of the period presented.

(3) Pro forma earnings per share are not included because the number of Common Shares to be issued pursuant to the Share Subscription, the Public Offering and the Acquisition has not been determined.

(4) Based on the weighted average of Existing Shares outstanding in the applicable period.

(5) If the Acquisition occurs, Denison Energy will have non-capital losses and unclaimed expenditures, in aggregate, equal to approximately $224.6 million for federal tax purposes and approximately $172.9 million for Alberta provincial tax purposes.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)
	(in thousands)					
Balance Sheet Data						
Current assets	$37,852	$22,997	$24,988	$29,187	$30,042	$32,267
Inventory of ore in stockpiles	--	7,456	10,550	9,689	13,413	11,743
Property, plant and equipment	76,569	115,548	128,362	131,524	129,978	122,368
Deferred reorganization costs	--	652	--	--	--	--
Intangible assets and goodwill	3,603	--	--	--	--	--
Future income taxes	69,019	--	--	--	--	--
	$187,043	$146,653	$163,900	$170,400	$173,433	$166,378

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)[(1)]	(unaudited)[(1)]	(unaudited)[(1)]
			(in thousands)			
Current liabilities	$27,427	$12,448	$9,760	$21,729	$23,122	$19,847
Long-term debt	8,206	43,097	48,789	43,558	51,700	51,622
Provision for post-employment benefits	--	9,820	10,197	10,063	10,476	11,033
Provision for decommissioning and site restoration	--	6,720	6,832	6,598	6,710	6,313
Future income taxes	--	150	740	300	983	2,773
Deferred credit	$62,000	--	--	--	--	--
	97,633	72,235	76,318	82,248	92,991	91,588
Shareholders' equity	89,410	74,418	87,582	88,152	80,442	74,790
	$187,043	$146,653	$163,900	$170,400	$173,433	$166,378

Note:
(1) Derived from the audited financial statements of Denison Energy.

Selected Financial Information of Calfrac

The following table presents a summary of historical financial data for Calfrac for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of Calfrac at each of these dates and for the periods then ended. The financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP.

The following data should be read along with "Management's Discussion and Analysis Regarding Calfrac" and the financial statements and related notes of Calfrac included in this exhibit.

All financial information with respect to Calfrac has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)[(1)] (in thousands)	(unaudited)[(1)]	(unaudited)[(1)]
Income Statement Data					
Revenue	$108,494	$66,126	$96,066	$67,509	$45,831
Expenses	81,052	49,326	72,143	47,953	34,379
Income before interest, taxes, depreciation and amortization	27,442	16,800	23,923	19,556	11,452
Depreciation, amortization of intangibles and interest	8,297	5,864	7,909	6,492	4,601
Income before taxes	19,145	10,936	16,014	13,064	6,851
Income taxes	6,832	4,125	5,990	5,299	1,150
Non-controlling interest	--	--	--	--	50
Net income	$12,313	$6,811	$10,024	$7,765	$5,651
Balance Sheet Data					
Current assets	$37,658		$31,230	$14,304	
Capital assets	76,569		62,610	46,328	
Goodwill	3,276		3,276	3,276	
Long-term receivables and intangible assets	327		550	908	
	$117,830		$97,666	$64,816	
Current liabilities	$33,952		$52,871	$31,336	
Long-term debt	27,408		1,706	2,250	
Future income taxes	6,753		5,896	4,122	
	68,113		60,473	37,708	
Shareholders' Equity					
Capital stock	14,342		14,131	14,070	
Retained earnings	35,375		23,062	13,038	
	49,717		37,193	27,108	
	$117,830		$97,666	$64,816	

Note:
(1) Derived from the audited financial statements of Calfrac.

Selected Historical Quarterly Financial Data of Denison Energy

The following table presents selected unaudited historical financial data of Denison Energy for each of the fiscal quarters of 2002 and 2001.

	2002 (unaudited) (in thousands, except per share data)				2001 (unaudited) (in thousands, except per share data)			
	Three Month Period Ended March 31	Three Month Period Ended June 30 (1)	Three Month Period Ended September 30 (1)	Three Month Period Ended December 31 (1)	Three Month Period Ended March 31	Three Month Period Ended June 30	Three Month Period Ended September 30	Three Month Period Ended December 31
Revenue	$4,763	$10,735	$8,961	$13,507	$4,787	$6,165	$4,540	$16,572
Net earnings (loss):								
Total	$484	$440	$1,583	$561	$895	($978)	$608	$4,193
Net earnings (loss) per Common Share (2)								
Basic	$0.03	$0.03	$0.09	$0.03	$0.06	($0.07)	$0.04	$0.27
Diluted	$0.03	$0.03	$0.09	$0.03	$0.06	($0.07)	$0.04	$0.26

Notes:

(1) Earnings per share calculations give effect to the 20 for one share consolidation which was effective May 24, 2002, as if the share consolidation had been effective at the beginning of the period presented.

(2) Based on the weighted average number of Existing Shares outstanding in the applicable period.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING DENISON ENERGY

The following management's discussion and analysis of financial condition and results of operations relates to the activities of Denison Energy prior to the proposed transformation of Denison Energy to an oilfield services provider and does not reflect the Reorganization, the Public Offering or the Acquisition. The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of Denison Energy as at and for the years ended December 31, 2002, 2001 and 2000 and the unaudited interim financial statements as at and for the nine months ended September 30, 2003 and 2002.

Segmented Information

The following table summarizes selected historical financial information related to Denison Energy and its operations for the periods indicated. Denison Energy has recently completed the Reorganization pursuant to which the Canadian petroleum and natural gas assets of Denison Energy were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison Energy were transferred to, and the related liabilities were assumed by, Denison Mines Inc. Denison Energy holds no material assets, other than the Calfrac Option and certain income tax attributes, and has retained certain claims and liabilities.

	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)(1)	(audited)(1)	(audited)(1)
			(in millions)		
Revenue					
Mining	$15.8	$17.9	$28.5	$26.2	$27.7
Environmental	2.6	2.2	3.3	3.0	1.8
Oil and Gas	6.7	4.3	6.2	2.8	10.3
	$25.2	$24.5	$38.0	$32.0	$39.8
Net Earnings (loss)					
Mining	$(0.3)	$3.3	$4.9	$3.5	$0.5
Environmental Services	0.2	0.1	(0.5)	0.0	(0.3)
Oil and Gas	(11.8)	1.0	1.0	1.8	10.4
Corporate taxes and stock option expense	(2.1)	(1.9)	(2.3)	(0.6)	(1.6)
	$(14.0)	$2.5	$3.1	$4.7	$9.0

Note:

(1) Derived from audited financial statements of Denison Energy.

Review of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Mining Division

The McClean Lake Joint Venture is on target to produce 6 million pounds of uranium from McClean Lake during 2003. Denison Energy's 22.5% share of production for the nine months ended September 30, 2003 totaled 1,082,000 pounds compared with 1,133,000 pounds in the corresponding period of 2002.

During the first nine months of 2003 compared to the corresponding period of 2002, costs of the mining division of Denison Energy were adversely affected by an increase in operating costs of 7% and foreign exchange losses of $650,000. Costs of the mining division of Denison Energy in 2002 were favourably affected by a one-time adjustment of $540,000.

Denison Energy delivers uranium under a variety of contracts with various pricing formulas, the timing and mix of which varies from quarter to quarter. Since the timing of deliveries is at the selection of the customer, the year-to-year comparisons may not be meaningful. Uranium sales volumes delivered in the nine months ended September 30, 2003 were 66% of annual sales volumes compared to 63% during the same period of 2002. Sales volumes in the fourth quarter will be 34% of annual sales volumes.

The average realized Canadian dollar exchange rate relative to the U.S. dollar for the conversion of the U.S. dollar proceeds from uranium sales appreciated from $1.551 for the nine months ended September 30, 2002 to $1.412 for the corresponding period of 2003. This has had a significant negative effect on the revenue and earnings from Denison Energy's mining operations.

Oil and Gas Division

As part of the Reorganization, new oil and gas reserve reports were completed by independent consultants. These reports substantially decreased Denison Energy's oil and gas reserves, resulting in the significant write-down of the carrying value of these assets.

For the nine months ending September 30, 2003, production averaged 641 barrels of oil equivalent ("boe") per day (at a 6:1 gas to oil conversion rate) compared to 558 boe per day for the equivalent period of 2002.

Denison Energy sold its 50% interest in the Carlyle oil producing property (12 boe per day) in southeastern Saskatchewan effective October 1, 2003 for $255,000. Denison Energy also acquired the remaining 50% interest (37 boe per day) in the Smiley gas producing property in Saskatchewan for $600,000.

The two wells drilled in the third quarter in the Aden area for gas were unsuccessful and were abandoned. New gas pipeline capacity, which was anticipated to be available by September, was delayed to November.

During the first nine months of 2003, capital spending totaled approximately $4.0 million including the acquisition of additional interests in the Skiff oil property and the drilling of 6.0 gross (5.1 net) wells, resulting in 1.0 gross (1.0 net) standing gas well in the Evi area and 5.0 gross (4.1 net) dry and abandoned wells. This compares with capital spending of $4.0 million in the first nine months of 2002 for the drilling of 5.0 gross (4.0 net) wells resulting in 2.0 gross (1.0 net) oil wells and 3.0 gross (3.0 net) wells which were dry and abandoned.

In April of 2003, a gas well located in the Bow Island area that had been drilled and completed in the fourth quarter of 2002 at a cost of approximately $350,000, but shut-in pending available pipeline capacity, was sold by Denison Energy. The proceeds of $944,000 from this sale were credited against property, plant and equipment resulting in no recognition of a gain on this transaction.

Environmental Services Division

During the third quarter of 2003, Denison Environmental Services obtained a new contract for the operation of the Kam Kotia water treatment facility, and continued to provide services under its contract for environmental monitoring and maintenance of the closed mine sites of Denison Energy and Rio Algom Ltd. at Elliot Lake and under its contract for project management for the decommissioning of the Hope Brook mine in Newfoundland. Denison Environmental Services was also active in decommissioning work in northern Ontario at the old Munroe mine and is commencing work on the decommissioning of the High Falls generating facility and on the Shebandowan mill complex.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Mining Division

In 2002, Denison Energy's uranium sales volume increased by approximately 16% over the 2001 sales volume. The margin on sales decreased by 17%. In both 2002 and 2001, Denison Energy chose to build strategic inventory in anticipation of sales in the future at prices higher than those currently available in the spot market. Denison Energy's uranium sales are under eleven different long-term contracts with utilities in the United States and the Far East covering approximately all of Denison Energy's production at nominal rates in 2003 and 2004 and a large part of the production currently forecast to 2010. These contracts have various durations and contain a variety of pricing formulas. In 2003, preliminary indications from customers are that uranium deliveries will be 11% in Q1, 47% in Q2, 7% in Q3 and 35% in Q4.

In February 2002, the mining of the Sue C pit was completed recovering 36.5 million pounds of uranium into stockpiles, up 33% from amounts originally anticipated for Sue C. As a result of this increased recovery, amortization rates for mining and processing costs were reduced in mid 2001 and mining related cash costs were reduced from $4.9 million in 2001 to $1.8 million in 2002.

In 2002, mill unit operating costs continued to decline, even though the volume of ore milled in 2002 increased by approximately 25% over 2001 as the ore grade was gradually reduced during the year from an average grade of 3.10% U3O8 in 2001 to 2.29% in 2002. It is planned to reduce the milling grade to 2.12%, approximately the grade of the ore in the stockpile, to optimize milling costs over the next four years.

In 2002 definitive agreements were signed enabling the Cigar Lake joint venture to process its ore at the McClean Lake mill. All Cigar Lake ore will be leached at the McClean Lake mill following which the pregnant aqueous solution will be divided between the McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. It is anticipated that toll milling could begin at McClean Lake as late as 2006.

Denison Energy pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison Energy also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the act. The Saskatchewan government also imposes a tiered royalty which ranges from 4% to 10% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison Energy has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for many years.

In 2002, Denison Energy spent $0.4 million (2001 - $0.6 million, 2000 - $0.7 million) at its Elliot Lake facility. Spending, primarily on monitoring and water treatment, is expected to be reduced in 2003 and 2004 and continue to decline marginally thereafter. All spending is paid for from the Elliot Lake Reclamation Trust, which had a balance of $1.6 million at December 31, 2002. This balance with interest earned thereon is expected to be adequate to fund all monitoring and treatment costs through to December 31, 2008. Future expenditures will consist of ongoing site monitoring of both the Denison Energy and Stanrock Tailings Management Facilities and treating the water runoff from the Stanrock property for as long as 25 to 50 years. The balance of the total provision for $8.0 million represents the estimated present value of maintenance, monitoring and water treatment.

Retirees from Denison Energy's Elliot Lake mine are entitled to certain medical and dental benefits and life insurance. At December 31, 2002 the liability recorded in the consolidated balance sheet was $10.5 million dollars.

The actuarial report on this liability as of September 30, 2002 estimates that the actuarial liability is approximately $5.7 million. The surplus of $4.8 million, net of interest on the unfunded $5.7 million liability, is being credited to income over the average 12.5 year average life expectancy of this retiree group.

Environmental Services Division

Denison Environmental Services continued to provide services under a five-year contract (commenced April 1, 2001), including monitoring effluent treatment, maintenance, data storage and reporting activities for closed mine sites for Denison Energy and Rio Algom in the Elliot Lake area and under a contract for at least 30 months (commenced September of 2001) to act as primary project manager for the Hope Brook mine decommissioning in Newfoundland. A significant portion of the business of the division has historically involved the sale of mining assets, either as part of its compensation for decommissioning a site or for a fee from third parties. In 2002 this was not the case due to reduced mine construction. Revenues generated from asset sales are sensitive to the level of new mine construction and other demand factors. New mine construction has been low in the last few years and as a result Denison Energy wrote down its inventory of mining equipment held for resale by $433,000.

Oil and Gas Division

In 2002, Canadian oil and gas activities continued to expand. Oil and gas revenues from Denison Energy's operations in Alberta and Saskatchewan increased by $4.9 million, to $6.2 million from $1.3 million in 2001. Successful producing property acquisitions and new production added by Denison Energy's exploration program, combined with increases in commodity prices, all contributed to the increase in oil and gas revenue in 2002. In 2001, Denison Energy received the final $1.5 million of its royalty income from the Villano oil field in Ecuador. Earnings from Greece in 2002 related to a reduction in the provision for closure and in 2000 are from final sale of oil in tanks.

Production volumes have steadily grown from 5 barrels of oil equivalent (boe) per day (at a 6:1 gas to oil conversion) in December 2000 to 438 barrels per day in December 2001 to 648 barrels per day in December 2002. Insufficient pipeline capacity prevented four new Knappen and Aden gas wells from being put into production in 2002. Some pipeline capacity became available in February 2003. Production increased by 458% in 2002 over the previous year and averaged 330 bbls/d for oil and 1.4 mmcf/d for gas. Denison Energy's core property, located in the Countess area of Alberta, accounted for approximately 67% of 2002 production. In 2002, Denison Energy received an average selling price of $35.81 per bbl and $3.54 per mcf for oil and gas, respectively. The price received for oil and gas increased approximately 22% and 12%, respectively, from the prior year. Denison Energy's oil price is referenced to an Edmonton light sweet price adjusted for quality differentials and transportation to determine the realized price. Denison Energy's gas production is sold pursuant to spot sales contracts and Denison Energy receives a price referenced to AECO delivery point. Denison Energy did not enter into any hedging transactions in 2002.

Royalties include payments made to the Crown, freehold owners and third party overriding royalty participants. During 2002, oil and gas royalties were approximately 24% of revenue compared with 19% in the prior year. Countess production is subject to freehold royalties varying from 20% to 27% while other properties are subject to Crown and overriding royalty interests.

Production expenses were $7.28 per boe in 2002. Production expenses increased approximately 14% per boe from 2001. During August and September, Denison Energy performed an extensive work over program at its Countess area that involved the battery and all of the producing wells. As a result, production expenses in the Countess area, for those two months, averaged $11.15 per boe.

Capital expenditures in 2002 totaled $8.8 million. Denison Energy acquired, for $1.2 million, interests varying from 12.5% to 100% in the Skiff producing oil property located in the Conrad area of southeastern Alberta and plans are underway to reinstate pressure maintenance and thereby more effectively exploit this field. Seismic, drilling and facility expenditures in 2002 increased approximately 42%, to $7.4 million, from $5.2 million in the prior year. Approximately $2.6 million of this spending for exploration drilling was financed from proceeds of a $5.0 million flow-through share issue of Existing Shares. At December 31, 2002, $2.4 million remained to be spent on eligible Canadian Exploration Expenses prior to August 2004. Capital expenditures in 2001 totaled $13.4 million, including $5.6 million for the acquisition of Innovative Energy Inc.

In 2002, Denison Energy's depletion and depreciation provision averaged $9.36 per boe for the year and was $12.54 per boe for the fourth quarter. The increased fourth quarter depletion rate reflects the unfavourable results of Denison Energy's higher risk exploration program in the later part of the year and the industry's trend in 2002 towards higher finding and development costs. Depletion and depreciation charges are calculated on a unit of production method and are based on total proven reserves with a conversion of six thousand cubic feet of gas being equivalent to one barrel of oil. The 2002 depletion calculation includes $805,000 of future capital expenditures to develop Denison Energy's reserves and excludes $69,000 of unproven properties relating to undeveloped land.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Mining Division

Pursuant to its agreement with another participant, Denison Energy was entitled to 2.1 million pounds from the first 4.54 million pounds produced by the McClean Lake Joint Venture and thereafter its 22.5% equity share. Production commenced on June 22, 1999 and commercial levels of production were achieved on November 1, 2001. In 2000, 812,500 pounds were used to repay concentrate borrowed from a third party in previous years.

In 2001, Denison Energy's sales volume of uranium was very similar to 2000. During the year, Denison Energy chose to build inventory in anticipation of sales in the future at prices higher than those currently available in the spot market. During 2001, Denison Energy's uranium sales were under eleven different long-term contracts with utilities in the United States and the Far East. These contracts have various durations and contain a variety of pricing formulas. Volumes delivered in 2000 were significantly higher than 1999. Revenue from sales in 1999, prior to achievement of commercial production, was offset against costs capitalized during the start-up phase.

In 2001, mill operating costs continued to decline and the mill operated continuously, except for vacation and Christmas shutdowns. This followed a shutdown of the mill in the last two months of 2000 as the operator made several modifications to increase the efficiency of the mill.

Denison Energy pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison Energy also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the act.

Prior to 2001, Saskatchewan also levied a graduated uranium royalty tax of 4% to 50% of earnings after the recovery of capital. Retroactive to January 1, 2001, the Saskatchewan government amended its uranium royalty regulations to replace this graduated royalty based upon an earnings calculation with a tiered royalty system which ranges from 4% to 10% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison Energy has not paid graduated royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for many years. As uranium sales revenue and not net earnings now drive Saskatchewan uranium royalties, this expense is now deducted in computing earnings subject to income taxes.

Environmental Services Division

In 2001, two new long-term contracts significantly contributed to an increase in the revenue for the Environmental Services Division from $1.8 to $3.0 million. This division was also active in both 2000 and 2001 in several smaller projects. In 1999, substantially all revenue was from the reclamation of Algoma Steel's iron ore mine, the last 10% of which was completed in 2000. Revenues from asset sales discussed below, were $0.1 million in 2001, down significantly from $0.6 million in 2000 and $1.0 million in 1999. In late 2000, demand dropped significantly for used mine and mill equipment. In 2001, losses declined to close to the break even from a loss of $0.3 million in 2000.

A significant portion of the business of the Environmental Services Division has historically involved the sale of mining assets, either as part of its compensation for decommissioning a site or for a fee from third parties. In 2001 this was not the case due to reduced mine construction. In 2000, asset sales generated revenues for Denison Energy of $0.6 million (1999 - $1.0 million). Revenues generated from asset sales are sensitive to the level of new mine construction and other demand factors. In the last half of 2001, overall demand for mine equipment declined

significantly. At the end of 2001, Denison Energy had equipment for sale with a book value of $483,000 with an estimated resale value in excess of $725,000.

Oil and Gas Division

During 2001, Denison Energy purchased a 50% interest in the Countess oil field in south central Alberta for $2 million and 100% of the shares of Innovative Energy Ltd. for $4.9 million consisting of the assumption of $2 million of debt, $1.9 million in cash and $1.0 million by the issuance of treasury shares.

A 50% working interest was earned in four wells drilled in southeastern Saskatchewan of which three were completed as oil wells and the fourth well, which was dry, was converted to a water disposal well. Facilities were installed to process the production from these three producing oil wells.

In Alberta, Denison Energy participated with Innovative Energy Inc. in the drilling of four wells, which produced two oil wells at Countess and a new gas discovery at Knappen in southern Alberta. The remaining dry well was abandoned and another previously suspended oil well was converted into a water disposal well at Countess. Processing facilities were constructed at Countess and went into operation in the fourth quarter.

Due to unanticipated delays in obtaining the necessary regulatory approvals to transfer Innovative Energy Inc.'s wells and facilities to Denison Energy and recommence production, the two new wells at Countess and the Knappen gas well were delayed until February 2002 before entering sustained commercial production.

Oil and gas production increased during 2001 from about 5 barrels of oil equivalent (boe) per day (at a 6:1 gas to oil conversion) at the beginning of the year to 438 boe per day in December. Production had increased further to 650 boe per day by the end of February 2002 and was continuing to increase as the Knappen well was increasing to its planned production rate of 2 million cubic feet per day.

During the first quarter of 2001, Denison Energy earned the final $1.5 million of its royalty from the Villano oil field in Ecuador, which totaled $11.7 million over the period 1999 to 2001.

Interest Expense

During 2002, Denison Energy incurred interest expense of $3,239,000 (2001 - $4,448,000, 2000 - $5,981,000) including $2,798,000 (2001 - $4,186,000, 2000 - $5,623,000) on its McClean Lake loan. No interest was capitalized in 2000, 2001 or 2002. Interest expense was reduced in 2002 as a result of loan principal repayments and lower Canadian Prime rates. Interest expense was reduced in 2001 as a result of lower Canadian Prime rates and the renegotiation of Denison Energy's McClean Lake loan to enable Denison Energy to apply surplus cash to reduce loan principal and subsequently reborrow these funds.

Income Taxes

Denison Energy is currently not subject to cash income taxes in any jurisdiction, however, it is subject to the federal large corporations tax, which the 2003 federal budget proposed to phase out over the next five years. Denison Energy has substantial unclaimed capital cost allowance, and other deductions which fully shelter it from federal and Saskatchewan income taxes and for which no future tax asset is recorded on the balance sheet. As a result its tax provision currently includes Ontario income taxes and federal large corporations taxes. The Ontario government has passed legislation under which Ontario income tax rates will be reduced from 12% currently to 8% in 2005. As a result of this rate reduction together with a higher expected future allocation of taxable income to other provinces, Denison Energy reduced its future taxes payable balance by $2.0 million in 2001. Reference is made to note 8(a) of the consolidated financial statements of Denison Energy included in this exhibit, which identifies the major components of the variation in Denison Energy's effective tax rate from the normal Canadian tax rate.

Note 8(b) of the consolidated financial statements of Denison Energy included in this exhibit sets out details of Denison Energy's temporary differences between accounting and tax and non-capital loss balances available to shelter future income tax liabilities. Denison Energy has an overall future tax liability in Ontario but does not expect to be cash taxable for several years. All temporary differences have been incorporated as part of the computation of its future Ontario tax liability of $300,000 at December 31, 2002. Denison Energy has not recorded a future tax

asset for temporary differences available to shelter its federal and agreeing province income tax liability. In the three years ended December 31, 2002, Denison Energy was able to shelter its income tax expense with previously unclaimed temporary differences arising subsequent to its comprehensive revaluation of assets, following its reorganization in 1995. Any future utilization of temporary differences existing before 1995 will be charged to retained earnings to reduce income tax expense in the period. As at December 31, 2002 Denison Energy has over $200 million of temporary differences and loss carry-forwards, the potential benefit of which has not been set up as a future tax asset for federal and Saskatchewan income taxes. The future recoverability of a future tax asset for a resource company is largely a function of future commodity price level forecasts.

Capital Resources and Liquidity

At September 30, 2003, Denison Energy had the ability to redraw $3.2 million under the McClean Lake loan and $0.9 million on its other credit lines. Denison Energy's obligations under the McClean Lake loan are being assumed by Denison Mines Inc. at the effective time of the Reorganization.

The amount available under the credit line secured by Denison Energy's oil and gas assets has been reviewed with the lender following receipt of the new oil and gas reserve reports obtained as part of the restructuring process. At September 30, 2003, $4.8 million of the $5.5 million line had been drawn. Denison Energy intends to pay its credit line for the oil and gas business. The credit line will be replaced by a new facility in which Denison Resources Inc. will be the borrower.

During the third quarter of 2003, Denison Energy completed the exploration expenditures fulfilling its obligations arising from the flow through share issue in August 2002.

Impact of Future Accounting Developments

The Accounting Policies of Denison Energy are described in note 1 to the consolidated financial statements of Denison Energy included in this exhibit. Prospectively, effective January 1, 2002, Denison Energy implemented CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Compensation Payments*. As a result, Denison Energy is amortizing the imputed cost of 520,000 stock options issued during 2003 (and 75,000 stock options issued in 2002) as compensation expense over their vesting period and has included $9,000 in corporate expenses for the year ended December 31, 2002 and reported $292,000 in stock option expenses for the nine months ended September 30, 2003. See Note 9 to the consolidated financial statements of Denison Energy included in this exhibit.

The CICA has recently released the following accounting standards, which Denison Energy will be implementing no later than fiscal 2004.

CICA Handbook Section 3063, Impairment of Long-Lived Assets

Each year Denison Energy prepares an impairment test on its mining and oil and gas assets. Section 3063 applies only to its mining assets. This new handbook section requires that if a mining asset's value is impaired it be written down to its fair value rather than management's best estimate of future undiscounted cash flows. A preliminary review indicates that implementation of this new requirement will have no impact on Denison Energy.

CICA Handbook Section 3110, *Asset Retirement Obligations*

This standard requires that the fair value of the disposal cost of an asset be capitalized as part of property, plant and equipment when the asset initially is constructed. In subsequent periods, Denison Energy then is required to recognize "interest" on the liability and adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Upon initial implementation, this new standard will require Denison Energy to restate the value of property, plant and equipment for its mining and oil and gas assets and the related liability, but will not have an impact on disclosure related to its decommissioned Elliot Lake mine-site.

Risks and Uncertainties

See "Risk Factors" and "Legal Proceedings" for a discussion of risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING CALFRAC

The following management's discussion and analysis of financial condition and results of operations of Calfrac has been prepared by Calfrac and should be read in conjunction with the audited financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 and the unaudited interim financial statements of Calfrac as at and for the nine months ended September 30, 2003 and 2002.

Review of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

In general, western Canadian oilfield activity was higher in 2003 with 10,227 natural gas wells being completed to the end of September 2003 versus 9,068 for the full year of 2002. In early 2003, Calfrac brought into operation two additional fracture spreads, one coiled tubing rig used for fracturing operations and one NGC spread. During the second and third quarters of 2003, four shallow coiled tubing units were purchased.

Revenue

Consolidated revenues for the nine months ended September 30, 2003 increased by 64% amounting to $108.5 million compared to $66.1 million for the same period of 2002. All of this increase occurred in Canada where revenue increased by 82% to $97.5 million in 2003 from $53.5 million in 2002. This increase in Canadian revenue is attributable to the combination of increased oilfield activity and the larger fleet of equipment that Calfrac had available. In the beginning of June 2003, Calfrac commenced services on its first long-term NGC contract. To the end of September 2003, this contract had contributed an additional $4.5 million to revenue.

Revenue from U.S. operations declined 13% to $10.99 million for the nine months ended September 30, 2003 compared to $12.6 million during the same period of 2002. Not only did the types of hydraulic fractures change with a reduction of per job revenue, but certain contract negotiations were only finalized in May 2003, resulting in a slow start to Calfrac's U.S. operations in 2003.

Operating Expenses

Operating expenses for the nine months ended September 30, 2003 increased 64% to $72.4 million compared to $44.1 million during the same period of 2002. On a consolidated basis, gross margins for the first nine months of 2003 at 33% of revenue were virtually identical to the same period of 2002. However, there were large differences in geographical operations. In Canada, gross margins improved to 35.1% of revenue from 32.1% of revenue in the same period of 2002, mainly due to increased oilfield activity and improving prices from July 2003. However, the reduction in oilfield activity and changes in the method of fracturing in the DJ Basin impacted Calfrac's U.S. operations in 2003 and gross margins declined to 15.6% of revenue for the first nine months of 2003 from 34.7% of revenue for the same period of 2002. Due to the change in the method of fracturing, which requires more equipment and fewer customized chemicals, it is unlikely that gross margins from Calfrac's U.S. operations can be increased to the same levels achieved in 2002.

Selling, General and Administrative Expenses ("SG&A")

SG&A increased 55% to $8.2 million for the first nine months of 2003 from $5.3 million in the same period of 2002. The largest components of SG&A are salaries and the incentive bonus provisions. Increases in the number of employees will increase the cost of both salaries and the incentive bonus provisions.

The incentive bonus provision in SG&A covers all eligible employees, including operational staff. The amount of this provision is dependent on the excess of income before tax over a threshold rate of return calculated on average capital employed, subject to a maximum bonus level set for each employee. However, as both 2002 and 2003 bonuses were being provided at maximum, the increase in 2003 is largely attributable to an increased number of employees in 2003. Notwithstanding the above, as a percentage of revenue, SG&A dropped to 7.5% in the nine months ended September 30, 2003 compared to 8.0% in the same period of 2002.

Other Expenses, Interest Expense and Depreciation

Other expenses consist mainly of foreign exchange losses incurred in 2003 on cash and receivables denominated in U.S. funds. Interest and depreciation expenses have increased in 2003 due to additional borrowings and amortization resulting from the increased amount of equipment brought into operation in 2003.

Income Taxes

In the first nine months of 2003 a reduction in tax rates reduced income tax by 2% as a percentage of income before taxes. However, the increase in income before taxes from $10.9 million in the first nine months of 2002 to $19.1 million in the same period of 2003 increased the gross income tax expense by 65.6% to $6.8 million for the first nine months of 2003.

Net Income

Net income for the nine months ended September 30, 2003 was 11.3% of revenue, up from the 10.3% of revenue earned over the same period of 2002. This increase was mainly attributable to the increase in revenue and to a lesser extent to the increase in gross margins.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

In general, western Canadian activity declined with 9,068 gas wells being completed in 2002 compared to 11,174 gas wells in 2001. However, Calfrac expanded its operations into the U.S. during 2002 and added additional equipment. As a result, Calfrac was able to record significantly improved results in 2002 compared to 2001.

Revenue

In 2002, Calfrac increased consolidated revenues by 42% to $96 million. The commencement of U.S. operations contributed 58% of this increase. The remaining increase in total revenue was attributable to Canadian operations in southeast Alberta.

Operating Expenses and SG&A

Although as a percentage of revenue, gross margins declined to 32.6% in 2002 versus 36.4% earned in 2001, the gross margins increased by 27% to $31.2 million in 2002 from $24.6 million in 2001. U.S. operations provided 67%, or $4.4 million of this increase. The decline in the percentage of revenue of gross margins in 2002 was caused by downward pricing pressures resulting from lower industry activity and a greater proportion of shallow gas operations.

SG&A increased, both as a percentage of revenue and in absolute terms, in 2002, to 7.7% and $7.4 million from 7.4% and $5.0 million in 2001. The increase was attributable to the additional infrastructure required by Calfrac to commence U.S. operations and to continue to expand Canadian operations.

Interest Expense and Depreciation

Depreciation increased in 2002 compared to 2001 due to the acquisition of additional equipment. In both 2001 and 2002, interest expense declined slightly due to a decline in interest rates and the fact that additional financing for new equipment occurred late in 2002.

Income Tax

Due to the reduction in the tax rates and the inclusion of U.S. taxes, income taxes in 2002 were 37.4% of income before taxes compared to 40.6% in 2001. In 2001, Calfrac used the last of the non-capital income tax losses incurred by Dynafrac Well Services Ltd. to reduce current taxes.

Net Income

Net income for 2002 increased in absolute terms but was a smaller percentage of revenue in 2002 (10.4%) compared to that in 2001 (11.5%). This decline was attributable to reduction in gross margin percentages noted above and to the fact that current taxes in 2001 were reduced by the remaining non-capital income tax losses.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

In general, western Canadian oilfield activity improved in 2001, with 11,174 gas wells being completed compared to 8,933 gas wells in 2000. In the second half of 2001, Calfrac added two fracturing spreads and two shallow gas coiled tubing units to its fleet of operating equipment.

Revenue

Revenue increased 47% in 2001 compared to 2000 to $67.5 million in 2001 from $45.8 million in 2000. The increase was attributable to increased oilfield activity, the availability of additional equipment and the establishment of a permanent base in Grande Prairie, Alberta.

Operating Expenses and SG&A

Gross margin in 2001 was 36.4% of revenue, which was an improvement over the 31.9% in 2000. This increase was attributable to increased oilfield activity and the higher margins earned on northern work performed from the newly established Grande Prairie base in Alberta.

SG&A increased in 2001 to 7.4% of revenue, compared to 7.2% of revenue in 2000. The increase was due to additional infrastructure required to support the growth in equipment and revenue and the fact that 2001 bonus provisions rose to maximum levels due to the growth of income before income tax.

Interest and Depreciation

Interest expense in 2001 was virtually the same as in 2000, due to the pay-out in 2001 of two bank loans and that the new loans for additional equipment were only incurred in the second half of 2001. The increase in depreciation in 2001 resulted from a full year of depreciation on equipment acquired in the second half of 2000 and six months of depreciation on equipment acquired in the second half of 2001.

Income Tax

Income taxes increased to 40.6% of income before taxes in 2001 compared to 16.8% in 2000. In 2000, both current and deferred income taxes were substantially reduced by non-capital income tax losses brought forward from Dynafrac Well Services Ltd. In 2001, the remainder of these losses were used to reduce current income taxes but had little effect on the combined income tax provision.

Net Income

Net income in 2001 was 11.5% of revenue, lower than the 12.3% of revenue earned in 2000. The reduction in 2001 was caused by the fact that, as discussed above, results for 2000 were largely sheltered from income taxes by tax losses carried forward. In absolute terms, net income increased to $7.8 million in 2001 from $5.7 million in 2000.

Capital Resources and Liquidity

As at September 30, 2003, Calfrac had working capital of $3.7 million. As at December 31, 2002, Calfrac had working capital of the amount of $3.0 million over that portion of demand debt due to be repaid in 2003.

As at September 30, 2003, Calfrac had an unutilized operating loan facility of $5.0 million and an undrawn revolving equipment term loan in the amount of $7.5 million. Calfrac invested approximately $20 million in capital

assets during the nine months ended September 30, 2003 and approximately $22 million during the year ended December 31, 2002.

Calfrac has committed to approximately $11 million of expenditures for capital equipment that will become operational in the first half of 2004. These expenditures include approximately $5 million on new equipment ordered for fracturing operations in the United States, $3 million on new equipment for fracturing operations in Canada, $2 million on new NGC equipment and $1 million to complete the construction of a new warehouse on Calfrac's property in Grande Prairie, Alberta and to install a new accounting system in Calgary.

Calfrac has historically had sufficient capital resources to satisfy its capital expenditure requirements with working capital, cash flows and its bank line and expects to be able to do the same in 2004.

Risk and Uncertainties

See "Risk Factors" for a discussion of risks and uncertainties.

DIVIDENDS

Although neither Calfrac nor Denison Energy has a history of paying dividends on its common shares, the board of directors of Denison Energy following the Acquisition may make a determination to pay dividends in the future if circumstances permit. Any decision to pay dividends will be made by the board of directors of Denison Energy on the basis of Denison Energy's earnings, financial requirements and other conditions existing at the time.

EXECUTIVE COMPENSATION

The compensation of the proposed officers and directors of Denison Energy after completion of the Acquisition will be determined by the board of directors after the completion of the Acquisition.

The following executive compensation disclosure relates to the officers and directors of Denison Energy prior to the transformation of Denison Energy to an oilfield services provider. See "Directors and Officers of Denison Energy" and "Management".

Summary Compensation Table

The following table sets forth all compensation paid or earned during the fiscal years ended December 31, 2003, 2002 and 2001 to the Chief Executive Officer and to those individuals who were, at December 31, 2003, the most highly compensated executive officers of Denison Energy (the "named executive officers"), with compensation in excess of $100,000 in 2003.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options Granted	All Other Compensation ($)
E. Peter Farmer	2003	360,000	--	46,615(2)	235,000	--
President and Chief	2002	360,000	--	43,839(3)	--	--
Executive Officer	2001	340,000	145,000	37,017(4)	125,000	--
Donald C. Campbell	2003	185,000	--	28,409(2)	29,000	--
Vice President, Marketing	2002	185,000	--	27,610(3)	--	--
and Special Projects	2001	180,000	7,500	28,981(4)	15,000	--
T. E. Craig Bamford	2003	150,000	--	22,377(2)	20,000	--
Vice President, Finance	2002	142,500	--	21,207(3)	--	--
and Chief Financial Officer	2001	135,000	5,000	19,728(4)	25,000	--
	2003	113,389	--	--	2,500	--
Donna J. Gallant	2002	95,548	--	--	--	--
Counsel and Secretary	2001	103,125	--	--	--	--

Notes:

(1) Denison Energy has a retirement savings arrangement whereby Denison Energy contributes to an employee's registered retirement savings plan an amount equal to 3% of salary and a possible further amount to match employee contributions up to a 7% limit depending on the employee's age and years of employment. This arrangement is expected to terminate upon completion of the Arrangement.

(2) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $36,000 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,250 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $9,065 for Mr. Farmer; $8,850 for Mr. Campbell; and $8,784 for Mr. Bamford.

(3) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $33,600 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,384 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $8,921 for Mr. Farmer; $8,494 for Mr. Campbell; and $8,652 for Mr. Bamford.

(4) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $27,674 for Mr. Farmer; $18,000 for Mr. Campbell; and $10,238 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total, amounting to: $8,097 for Mr. Farmer; $9,735 for Mr. Campbell; and $8,364 for Mr. Bamford.

Stock Options

The following table sets forth the grants of options to the named executive officers of Denison Energy during the fiscal year ended December 31, 2003:

Option Grants During The Most Recently Completed Financial Year[1]

Name	Securities Under Options Granted (#)	% Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date[1]
E. Peter Farmer	235,000	45.1	2.22	2.22	--
Donald C. Campbell	20,000	3.8	2.22	2.22	--
T. E. Craig Bamford	20,000	3.8	2.22	2.22	--
Donna J. Gallant	2,500	--	2.22	2.22	--

Note:

(1) The Stock Option Plan of Denison Energy will be terminated as part of the Arrangement and no stock options will be outstanding.

The following table sets forth each exercise of stock options in the year ended December 31, 2003, and the year-end value of unexercised stock options for any named executive officer holding such options. The Stock Option Plan of Denison Energy will be terminated as part of the Arrangement and no stock options will be outstanding.

Aggregate Stock Option Exercises During Year Ended December 31, 2003 and Year End Stock Option Values[1]

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options at Year End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options At Year End ($) Exercisable/Unexercisable[2]
E. Peter Farmer	--	--	165,000/235,000	564,200/888,300
Donald C. Campbell	--	--	31,667/13,333	111,000/50,399
T. E. Craig Bamford	--	--	36,667/13,333	127,601/50,399
Donna J. Gallant	--	--	15,833/1,667	45,899/6,301

Notes:

(1) The Stock Option Plan of Denison Energy will be terminated as part of the Arrangement and no stock options will be outstanding.

(2) The closing price at year-end on the TSX of the Existing Shares of Denison Energy(on a pre-consolidation basis) was $6.00.

(3) In connection with the Reorganization, all options have been vested.

Compensation of Directors

Denison Energy pays fees to each director in the amount of $6,000 per year and pays to each director a fee of $400 for each meeting of the board of directors the director attends and $400 for each meeting of a committee of the board

of directors the director attends. During the fiscal year ended December 31, 2003, Messrs. James S. Blair, Gregory S. Fletcher and Paul F. Little were each granted 15,000 options to purchase Existing Shares of Denison. For each grant, the options vest at the rate of one-third each year commencing on April 30, 2004 and the exercise price is $2.30.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors, officers or principal shareholders of Denison Energy, Calfrac or Matco Investments and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects Denison Energy.

There are potential conflicts of interest to which the directors and officers of Denison Energy will be subject in connection with the operations of Denison Energy. In particular, certain of the directors and officers of Denison Energy are involved in managerial and/or director positions with other oilfield services providers whose operations may, from time to time, be in direct competition with those of Denison Energy or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Denison Energy. See "Directors and Officers of Denison Energy". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise permitted by the ABCA.

DESCRIPTION OF SHARE CAPITAL

Denison Energy is authorized to issue an unlimited number of Existing Shares. As part of the Arrangement, the Existing Shares will be removed from Denison Energy's articles of incorporation as a class of securities that Denison Energy is authorized to issue, and a new class of common shares, the Common Shares, will replace the Existing Shares. The Arrangement will provide that each Existing Share will be exchanged with Denison Energy for one twenty-first (1/21) of a Common Share. Following the Arrangement, Denison Energy will be authorized to issue an unlimited number of Common Shares. The holders of Common Shares will be entitled to receive notice of, and to one vote per share at, every meeting of shareholders of Denison Energy, to receive such dividends as the board of directors declares and to share equally in the assets of Denison Energy remaining upon the liquidation of Denison Energy after the creditors of Denison Energy have been satisfied.

PRIOR SALES

Denison Energy has issued the following equity securities in the 12 month period prior to the date of the Information Circular:

Date of Issuance	Number of Existing Shares	Issue Price Per Share
December 12, 2003 to January 29, 2004	538,833 Existing Shares(1)	$2.40 (2)

Notes:
(1) Issued on the exercise of stock options.
(2) The stock options that were exercised between December 12, 2003 and January 29, 2004 had exercise prices ranging from $2.22 to $3.15 per Existing Share of Denison Energy. The aggregate proceeds from the issuance of the 538,833 Existing Shares of Denison Energy upon the exercise of the stock options was approximately $1,295,284 for an average issue price per share of $2.40.

PRICE RANGE AND TRADING VOLUME

The Existing Shares are listed on the TSX under the trading symbol "DEN". The following table sets forth the reported high and low sale prices and the trading volume for the pre-consolidation common shares of Denison Energy and the Existing Shares for each of the periods indicated before giving effect to the Consolidation.

	High ($)	Low ($)	Volume
2002			
First Quarter	0.18	0.13	33,290,010
Second Quarter[(1)]	4.25	0.16	30,928,730
Third Quarter	3.48	1.80	939,910
Fourth Quarter	2.47	1.80	942,600
2003			
First Quarter	2.80	2.02	962,210
Second Quarter	2.84	2.05	1,318,180
Third Quarter	2.72	2.10	1,367,520
Fourth Quarter[(2)]	6.60	2.36	9,621,560
2004			
January (to January 29)	6.58	5.22	2,643,300

Notes:

(1) On May 24, 2002, Denison Energy consolidated its common shares on a 20 for one basis.

(2) The closing price of the Existing Shares on December 30, 2003, the last trading day prior to the announcement of the Reorganization was $6.60.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only contracts entered into by Denison Energy or Calfrac within the two-year period preceding the date of this exhibit which may reasonably be regarded as material to Denison Energy after giving effect to the Reorganization:

1. The Calfrac Option between Denison Energy, Matco Investments and Calfrac dated as of December 30, 2003 granting the option to Denison Energy to acquire all the shares of Calfrac.

2. The Arrangement Agreement providing for the Arrangement and granting the indemnities described under "Risk Factors – Liabilities from Prior Operations".

3. Assignment and Novation Agreement dated December 29, 2003 between Denison Energy, Denison Mines Inc., the federal government and the Ontario provincial government.

4. Confirmation Agreement dated December 29, 2003 between Denison Energy, the federal government, the Ontario provincial government and Matco.

Copies of these contracts may be inspected at Denison Energy's registered office during normal business hours until the closing of the Public Offering.

RISK FACTORS

Ownership of Denison Energy's securities, in the event that the Reorganization and the Acquisition are completed, should be considered speculative in light of Denison Energy's stage of development after the Reorganization and the fact that Denison Energy is considering a change of business, and the nature of such business. Such change is dependent upon the completion of the Reorganization , the Public Offering and the Acquisition. If the Acquisition is not completed, the success of this change in business strategy cannot be assured. Denison Energy's shareholders should consider carefully the risk factors set out below and should carefully review and consider all other information contained in this exhibit.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Calfrac has no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline

and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for fracturing and well stimulation services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for fracturing and well stimulating services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. The spring thaw makes the ground unstable and less capable of supporting heavy weights. Consequently, municipalities and transportation departments enforce road bans that restrict the movement of heavy equipment, thereby reducing well servicing activity levels. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues.

There is greater demand for fracturing and well stimulation services in the winter season when the occurrence of freezing permits the movement and operation of heavy equipment. Activities tend to increase in the fall and peak in the winter months of November through March. However, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by the severity of the Canadian winters. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. Calfrac cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Dependence on Major Customers

Calfrac's customer base consists of more than 150 oil and gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding its broad customer base, the majority of Calfrac's sales revenue comes from fracturing services provided to two exploration and production companies. These two customers provided 57% of Calfrac's revenue in the first eleven months of 2003. The largest of these customers provided 50% of Calfrac's revenue in the first eleven months of 2003 and 57% of Calfrac's revenue in 2002. This customer was also an equity shareholder of Calfrac during these time periods, but recently disposed of its equity interest. Calfrac has advised Denison Energy that it has historically maintained an excellent relationship with this customer and that Calfrac has no reason to believe that there will be any change to this relationship in the future. Calfrac has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005, two of which include minimum work commitments by the customer. In addition, two additional one-year agreements were entered into with this customer in late 2003, after negotiations had begun for the customer to dispose of its equity interest in Calfrac. Notwithstanding the foregoing, there can be no assurance that Calfrac's relationship with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

Calfrac sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers, most of whom are located in Canada and the United States. Should Calfrac's current suppliers be unable to provide the necessary raw materials or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Government Regulation

Calfrac's operations are subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, and the manufacture, management, transportation and disposal of certain materials used in Calfrac's operations. Calfrac believes that it is currently in compliance with such laws and regulations. Calfrac has invested financial and managerial resources to ensure such compliance, and anticipates that it will continue to do so in the future. Although such expenditures historically have not been material to Calfrac, such laws or regulations are subject to change. Accordingly, it is impossible for Calfrac to predict the cost or impact of such laws and regulations on its future operations.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, including the generation and disposal of waste and the use and handling of chemical substances. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, particularly for Calfrac's customers, which could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from Denison Energy's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Calfrac's services. The mandatory emissions reductions may also impair Calfrac's ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Calfrac and it is possible that it will adversely affect Calfrac's business, financial condition, results of operations and cash flows.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose Calfrac to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Calfrac continuously monitors its activities for quality control and safety. However, there are no assurances that Calfrac's safety procedures will always prevent such damages. Although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover Calfrac's liabilities. In addition, there can be no assurance that Calfrac will continue to be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable, or that insurance will continue to be available on terms as favourable as Calfrac's existing arrangements. The occurrence of

a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by Calfrac, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Calfrac's ability to conduct normal business operations and on its financial condition, results of operations and cash flows.

Key Personnel

The successful operation of Calfrac's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the ability of Denison Energy to expand its services depends upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. The unexpected loss of Denison Energy's key personnel or the inability to retain or recruit skilled personnel could have a material adverse effect on business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which Calfrac participates is highly competitive. To be successful, a provider must provide services that meet the specific needs of oil and gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. Calfrac competes with large national and multi-national companies, such as BJ Services Inc., Halliburton Energy Services, a division of Halliburton Company, and Schlumberger Ltd., that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. In addition, Calfrac competes with several smaller regional competitors, such as Trican Well Services Ltd. and Sanjel Corporation. As a result of competition, Calfrac may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect business, financial condition, results of operations and cash flows.

Currency Exchange Rate Risk

Calfrac's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate, which fluctuates over time. Net income from Calfrac's U.S. operations is denominated in United States dollars, so that a decrease in the value of the Canadian dollar will increase the Canadian dollar amount of net income from U.S. operations. However, as a result of the relative size of Calfrac's U.S. operations, this amount will not be sufficient to offset the increase in expenditures. As a result, a material decrease in the value of the Canadian dollar may negatively impact Denison Energy's net revenue.

Absence of Current Business and Acquisition of Calfrac

Following the Reorganization, Denison Energy will hold no material assets, other than the Calfrac Option and certain income tax attributes, and will retain certain claims and liabilities of Denison Energy including expenses incurred by Denison Energy in respect of the Reorganization, certain quantifiable liabilities and certain retained legal proceedings (estimated in aggregate to be approximately $4.5 million) and other expenses incurred by Denison Energy including those incurred in connection with the Public Offering and the Acquisition. See "Legal Proceedings". If the Reorganization and the Public Offering are completed, Denison Energy anticipates exercising the Calfrac Option and acquiring Calfrac and all liabilities, including environmental liabilities, of Calfrac. Although Denison Energy is not aware of any material liabilities relating to Calfrac, it is possible that liabilities may arise in the future which could have a material adverse effect on Denison Energy.

Corporate Matters

To date, Denison Energy has not paid any dividends on its outstanding Existing Shares. The board of directors of Denison Energy may make a determination to pay dividends on its new Common Shares in the future if circumstances permit.

Additional Financing

There is no guarantee that Denison Energy will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favourable terms. Where additional financing is raised by the issuance of Common Shares or securities convertible into Common Shares from Denison Energy's treasury, control of Denison Energy may change and shareholders may suffer dilution to their investment. Denison Energy's activities may also be financed partially or wholly with debt, which may increase Denison Energy's debt levels above industry standards. The level of Denison Energy's indebtedness from time to time could impair Denison Energy's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Conflicts of Interest

Certain of the proposed directors and officers of Denison Energy are also directors and officers of other oil and gas and oil and gas service companies, and conflicts of interest may arise between their duties as officers and directors of Denison Energy and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

There may be situations in which the interests of the proposed directors and management of, and consultants to, Denison Energy may conflict with those of Denison Energy. Certain members of the proposed management will not be engaged by Denison Energy on a full-time basis and are currently involved, and will continue to be involved, in other entities, businesses and activities, some of which are described herein and all of which will place varying and conflicting demands on their time and attention. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to Denison Energy. Any conflicts will be resolved in accordance with the provisions of the ABCA and other applicable laws.

Liabilities Related to Current Operations

From time to time, there may be legal proceedings pending or threatened against Denison Energy relating to the existing business of Denison Energy. There can be no assurance that any such litigation will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of Denison Energy following the Reorganization and the Calfrac Acquisition. See "Legal Proceedings" for a description of the legal proceedings currently against Denison Energy.

In connection with the Arrangement, the Canadian petroleum and natural gas assets of Denison Energy will be transferred to, and the related liabilities will be assumed by, Denison Resources Inc. and the mining leases and mining environmental services related assets of Denison Energy will be transferred to, and the related liabilities will be assumed by, Denison Mines Inc. In accordance with the Arrangement Agreement, each of Denison Resources Inc. and Denison Mines Inc. will provide an indemnity to Denison Energy. Denison Resources Inc. will indemnify Denison Energy for all claims or losses with respect to liabilities relating to the Canadian petroleum and natural gas assets of Denison Energy transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. will provide an indemnity to Denison Energy for all claims or losses relating to liabilities relating to Denison Energy's business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity to be provided by Denison Resources Inc. and for matters related to specific liabilities retained by Denison Energy. See "Legal Proceedings".

Despite the indemnity to be provided to Denison Energy by each of Denison Resources Inc. and Denison Mines Inc., it is possible that Denison Energy may be found responsible for claims or losses relating to the assets and liabilities to be transferred from Denison Energy to each of Denison Resources Inc. and Denison Mines Inc. in connection with the Arrangement. In addition, it is possible that claims or losses may not be within the scope of either of the indemnities or, if within the scope of these indemnities, they may not be recoverable by Denison Energy. Such circumstances will include claims or losses that exceed the limits of the applicable indemnity or if the indemnifying party lacks sufficient financial resources to satisfy its obligations pursuant to the indemnity. Because of the nature of Denison Energy's operations (oil and gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. Denison Energy cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison Energy or affecting the business of

Denison Energy or any legal or regulatory proceedings that may relate to Denison Energy's ownership or operation of assets prior to the completion of the Arrangement.

Denison Mines Inc. will assume the liabilities and obligations of Denison Energy under a loan from Cogema, one of Denison Energy's joint venture partners. Most of the productive assets of Denison Mines Inc. will be part of the security granted in favour of Cogema for repayment of the loan. As part of this security, Denison Mines Inc.'s share of net cash flow from the sale of uranium from the Saskatchewan-based mining projects will be dedicated to the loan's repayment. In addition, the original operating license for the McClean Lake facility, where substantially all of Denison Mines Inc.'s uranium will be produced, has been challenged and is currently subject to a hearing at the Federal Court of Appeal. See Note 11(a) of the Notes to the Consolidated Financial Statements of Denison Energy included herein. The impact of an unfavourable decision on the ability of Denison Mines Inc. to satisfy its obligations under the indemnities provided to Denison Energy cannot be determined at this time.

Claims and liabilities may arise against Denison Energy after the Reorganization and the Calfrac Acquisition as a result of Denison Energy having been an owner or operator of certain oil and gas exploration and production, mining and environmental services assets, and in particular, a mine near Elliot Lake, Ontario, that has been closed since 1992. Pursuant to an assignment and novation agreement dated December 22, 2003 among Denison Energy, Denison Mines Inc., the federal government and the Ontario provincial government, Denison Energy agreed to assign to Denison Mines Inc., and Denison Mines Inc. agreed to assume, Denison Energy's rights and obligations under the Elliot Lake Reclamation Trust, with the federal government and Ontario provincial government providing their consent. Pursuant to a confirmation agreement dated December 29, 2003 among Denison Energy, the federal government, the Ontario provincial government and Matco, the federal government and the Ontario provincial government confirmed that they would not make any claim with respect to Denison Energy's environmental, health and safety obligations associated with the Elliot Lake mining facility, or any claim against any of the debt and equity capital raised, or any assets acquired (whether from capital raised or otherwise), by Denison Energy after the completion of the Arrangement, provided that nothing will restrict the power of the governments to pursue Denison Energy for any statutory offense under environmental, health or safety legislation occurring prior to such effective date. Denison Energy is not aware of any such statutory offense having occurred. The confirmation agreement among Denison Energy, the federal government, the Ontario provincial government and Matco does not limit persons other than the federal government and the Ontario provincial government from making any claims against Denison Energy in respect of Denison Energy's ownership and operation of the Elliot Lake mining facility.

Failure to Realize Benefits of the Reorganization and Calfrac Acquisition

Denison Energy has entered into the Denison Arrangement Agreement to enhance value for Denison Energy Shareholders, by allowing management to focus solely on the oilfield services business, if the Calfrac Acquisition proceeds, thereby facilitating the ability of Denison Energy to develop within its business sector and to raise future financing for its oilfield services activities. The specific merits of the Reorganization and the Calfrac Acquisition that the Board considered in reaching their decision to recommend the Denison Arrangement to the Denison Energy Shareholders are set out in the Information Circular under the heading "The Reorganization - Background to the Reorganization and Potential Calfrac Acquisition". There is no guarantee that Denison Energy will realize these anticipated benefits of the Reorganization and Calfrac Acquisition.

LEGAL PROCEEDINGS

Various legal proceedings are pending against Denison Energy. Other than those described below, Denison Energy considers all such pending proceedings, comprised primarily of labour and employment claims related to Denison Energy's former oil and gas operations in Greece, to be routine litigation incidental to Denison Energy's business. Of the legal proceedings described below, the Elliot Lake and OilHawk matters will be subject to the indemnities provided by Denison Mines Inc. and Denison Resources Inc., as applicable, pursuant to the Arrangement. See "Risk Factors - Liabilities from Prior Operations". Denison Energy believes that the resolution of these proceedings will not, individually or in the aggregate, have a material effect on the business, financial condition, results of operations or cash flows of Denison Energy (assuming the completion of the Reorganization, the Public Offering and the Acquisition). However, Denison Energy cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison Energy or affecting the business of Denison Energy or any legal or regulatory proceedings that may relate to Denison Energy's prior ownership or operation of assets. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this exhibit or any that may arise in the future

will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of Denison Energy.

Greek Operations

In September 2002, the Greek Court of Appeal overturned the lower court decision that had ruled that the termination of certain former employees of a subsidiary of Denison Energy, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In rejecting the lower court decision, the Greek Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments were required to be made. The decision of the Greek Court of Appeal has been appealed by the employees to the Supreme Court of Greece. A hearing of the Supreme Court is not expected until at least mid 2004. The impact on Denison Energy of any adverse decision in this appeal cannot be determined at this time.

In September 2003, the Supreme Court of Greece issued a ruling that another former employee of the Greek subsidiary of Denison Energy be compensated for certain vacation days and referred two other compensation matters back for consideration at a new trial at the Court of Appeals of Athens. A hearing date at the Court of Appeals has been set for April 27, 2004. Another set of employees of the Greek subsidiary has received a favourable trial court ruling entitling them to compensation for a miscalculation of severance. This decision is being appealed but no appeal date has been set. The dollar impact on Denison Energy of any adverse decision in these actions cannot be determined.

Greek Tax Appeal

The appeal by the Greek tax authorities of a decision in favour of the Greek subsidiary of Denison Energy regarding a penalty for incorrectly maintaining books and data regarding the Greek operations in the amount of approximately $130,000 was heard on January 14, 2004. A decision is expected within the next six months.

OilHawk

There is an ongoing claim before the Court of Queen's Bench of Alberta against a predecessor entity of Denison Energy by OilHawk Resources Ltd. The claim is fully insured and being handled by Denison Energy's insurer.

Elliot Lake

The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has: (i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at Denison Mines Inc.'s decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and (ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land. Denison Energy believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

Claims in respect of Calfrac

Calfrac is not involved in and Denison Energy is not aware of any present or pending legal proceedings against Calfrac or in respect of its assets.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Denison Energy are PricewaterhouseCoopers LLP, Chartered Accountants.

Computershare Trust Company of Canada is expected to be the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Blake, Cassels & Graydon LLP or any officer or partner thereof has received or will receive a direct or indirect interest in the property of Denison Energy or of any associate or affiliate of Denison Energy. Blake, Cassels & Graydon LLP and the officers, employees and partners thereof as a group, beneficially own, directly or indirectly, less than 1% of the securities of Denison Energy and its associates and affiliates.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Denison Energy

Financial Statements of Calfrac

Denison Energy Inc.

Pro Forma Financial Statements
(Unaudited)
Nine months ended September 30, 2003 and year ended December 31, 2002
(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of
Denison Energy Inc.

We have read the accompanying unaudited pro forma balance sheet of Denison Energy Inc. (the "Company") as at September 30, 2003 and unaudited pro forma income statements for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the columns captioned "Denison Energy Inc." to the unaudited financial statements of the Company as at September 30, 2003 and for the nine months then ended, and the audited financial statements of the Company for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Calfrac Well Services Ltd." to the unaudited financial statements of Calfrac Well Services Ltd. as at September 30, 2003 and for the nine months then ended and the audited financial statements of Calfrac Well Services Ltd. for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Denison Energy Inc." and "Calfrac Well Services Ltd." as at September 30, 2003 and for the nine months then ended, and for the year ended December 31, 2002, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Ontario
February 2, 2004

Denison Energy Inc.

Pro Forma Consolidated Balance Sheet
(Unaudited)
As at September 30, 2003

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd.	Pro forma adjustments $		Pro forma consolidated $ (Unaudited)
Assets					
Current assets					
Cash	1,006	653	2,019	2(a)	847
			(2,691)	2(b)	
			5,347	2(d)	
			111,600	2(e)	
			(28,780)	2(f)	
			(58,437)	2(g)	
			(26,035)	2(h)	
			(3,835)	2(i)	
Marketable securities	-	1			1
Accounts receivable	4,700	34,351	(4,700)	2(b)	34,351
Inventory	16,671	1,396	(16,671)	2(b)	1,396
Prepaid expenses and deposits	620	1,257	(620)	2(b)	1,257
	22,997	37,658			37,852
Long-term assets					
Inventory in ore stock piles	7,456	-	(7,456)	2(b)	-
Deferred reorganization costs	652	-	(652)	2(i)	-
Capital assets	115,548	76,569	(115,548)	2(b)	76,569
Intangible assets	-	327			327
Goodwill	-	3,276			3,276
Future income taxes	(150)	(6,753)	150	2(b)	69,019
			2,772	2(e)	
			73,000	2(f)	
	146,503	111,077			187,043
Liabilities					
Current liabilities					
Bank indebtedness	4,848	-	(334)	2(a)	
			(3,514)	2(b)	-
			(1,000)	2(i)	
Accounts payable and accrued liabilities	4,837	19,511	(4,652)	2(b)	19,819
			123	2(i)	
Income taxes payable	-	2,915			2,915
Current portion of long-term debt	2,763	11,526	(1,958)	2(b)	4,693
			(6,833)	2(h)	
			(805)	2(i)	
	12,448	33,952			27,427
Long-term liabilities					
Long-term debt	43,097	27,408	(42,292)	2(b)	8,206
			(19,202)	2(h)	
			(805)	2(i)	
Provision for post-employment benefits	9,820	-	(9,820)	2(b)	-
Provision for decommissioning and restoration	6,720	-	(6,720)	2(b)	-
Deferred credit	-	-	62,000	2(f)	62,000
	72,085	61,360			97,633
Shareholders' Equity					
Common shares	5,568	14,342	3,226	2(a)	89,410
			5,347	2(d)	
			120,000	2(e)	
			(5,628)	2(e)	
			11,000	2(f)	
			(14,141)	2(f)	
			(4,454)	2(g)	
			(45,850)	2(j)	
Contributed surplus	1,229	-	(302)	2(a)	-
			(927)	2(j)	
Retained earnings	67,621	35,375	(571)	2(a)	-
			(78,580)	2(b)	
			(28,780)	2(f)	
			14,141	2(f)	
			(53,983)	2(g)	
			(2,000)	2(i)	
			46,777	2(j)	
	74,418	49,717			89,410
	146,503	111,077			187,043

See accompanying notes to the unaudited consolidated pro forma financial statements.

Approved by the Board of Directors

(signed) "E. Peter Farmer" Director

(signed) "James S. Blair" Director

Denison Energy Inc.

Pro Forma Consolidated Statement of Earnings
(Unaudited)
For the nine month period ended September 30, 2003

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd.	Pro forma adjustments $		Pro forma consolidated $ (Unaudited)
Revenue	25,158	108,494	(25,158)	2(b)	108,494
Expenses					
Operating expenses	7,775	72,436	(7,775)	2(b)	72,436
Royalties and provincial capital taxes	2,650	-	(2,650)	2(b)	-
Selling, general and administrative	3,075	8,177	(3,075)	2(b)	8,177
Investment income	(249)	-	249	2(b)	-
(Gain) loss on disposal of assets	8	(3)	(8)	2(b)	(3)
Other expenses (income)	-	442	-		442
	11,899	27,442			27,442
Depreciation, depletion and amortization	7,382	6,387	(7,382)	2(b)	6,387
Drawdown of ore stockpile	3,811	-	(3,811)	2(b)	-
Amortization of intangibles	-	223	-		223
Write-down of oil and gas properties	12,000	-	(12,000)	2(b)	-
Stock option expense	292	-	(292)	2(b)	-
Interest	2,334	1,687	(2,334) (1,087) 28	2(b) 2(h) 2(h)	628
Earnings before income taxes	(13,920)	19,145			20,204
Income taxes					
Current	256	5,975	(256) (5,860)	2(b) 2(f)	115
Future					
Future	(150)	857	150 6,262	2(b) 2(f)	7,119
Deferred credit	-	-	(6,047)	2(f)	(6,047)
	(150)	857			1,072
Net income for period	(14,026)	12,313			19,017
Earnings per common share [note 3]					

See accompanying notes to the unaudited consolidated pro forma financial statements.

Denison Energy Inc.

Pro Forma Consolidated Statement of Earnings
(Unaudited)
For the year ended December 31, 2002

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd.	Pro forma adjustments $		Pro forma consolidated $ (Unaudited)
Revenue	37,966	96,066	(37,966)	2(b)	96,066
Expenses					
Operating expenses	10,837	64,795	(10,837)	2(b)	64,795
Royalties and provincial capital taxes	3,793	29,965	(3,793)	2(b)	-
Selling, general and administrative	3,985	7,419	(3,985)	2(b)	7,419
Investment income	(122)	-	(122) (421)	2(b) 2(h)	(421)
(Gain) loss on disposal of assets	563				
Other expenses (income)	-	(71)	-		(71)
	18,910	23,923			24,344
Depreciation, depletion and amortization	7,821	6,042	(7,821)	2(b)	6,042
Drawdown of ore stockpile	4,912	-	(4,912)		-
Amortization of intangibles	-	298	-		298
Stock option expense	9	-	(9)		-
Interest	3,239	1,569	(3,239) (490)	2(b) 2(h)	1,079
Earnings before income taxes	2,929	16,014			16,925
Income taxes					
Current	413	4,215	(413) (4,062)	2(b) 2(f)	153
Future					
Future	(552)	1,775	552 4,408	2(b) 2(f)	6,183
Deferred credit	-	-	(5,251)	2(f)	(5,251)
	(552)	1,755			932
Net income for period	3,068	10,024		-	15,840
Earnings per common share [note 3]					

See accompanying notes to the unaudited consolidated pro forma financial statements.

Denison Energy Inc.

Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)
Nine months ended September 30, 2003 and year ended December 31, 2002

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

1. **Basis of presentation**

These unaudited pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the information circular of Denison Energy Inc. (the "Company") dated February 2, 2004 relating to the reorganization of the Company. These unaudited pro forma consolidated financial statements are based on the historical financial statements of the Company and Calfrac Well Services Ltd. ("Calfrac"), together with other information available to the Company's management.

These unaudited pro forma consolidated financial statements reflect the arrangement of the Company pursuant to section 182 of the Business Corporations Act (Ontario) (the "Arrangement") expected to become effective in March 2004 and the subscription for common shares by Matco Capital Ltd. for aggregate proceeds of $5,347 expected to be completed in March 2004 pursuant to an agreement dated December 30, 2003 (the "Subscription"), each entered into by the Company prior to the issue and sale of common shares (the "Offering"). These unaudited pro forma consolidated financial statements have been prepared to give effect to the acquisition of all of the shares of Calfrac for cash consideration of $28,780 and the issuance of common shares to the current shareholders of Calfrac as consideration for their Calfrac shares pursuant to the exercise of an option granted to the Company by the shareholders of Calfrac on December 30, 2003 (the "Purchase Option") (collectively, the "Proposed Transactions").

These unaudited pro forma consolidated financial statements also reflect certain financing agreements entered into by Calfrac subsequent to September 30, 2003.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would actually have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the December 31, 2002 audited consolidated financial statements and the unaudited consolidated financial statements for the nine month period ended September 30, 2003 of Calfrac and the audited consolidated financial statements for the year ended December 31, 2002 and the unaudited consolidated financial statements for the nine month period ended September 30, 2003 of the Company.

Certain financial statement items have been reclassified for comparative purposes.

After the Arrangement, the Subscription, the Offering and the acquisition of Calfrac, future financial statements of the Company will reflect the financial results of Calfrac with Calfrac historical financial information shown as the comparative figures.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

2. Pro forma adjustments and assumptions

The pro forma consolidated balance sheet gives effect to the Proposed Transactions as if they occurred as at September 30, 2003 and the pro forma consolidated statements of earnings give effect to the Proposed Transactions as if they occurred on January 1, 2002.

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are in accordance with those disclosed in the Company's and Calfrac's audited consolidated financial statements for the year ended December 31, 2002.

These unaudited pro forma consolidated financial statements give effect to the following transactions, assumptions and adjustments:

(a) The Company collects $2,353 from the assumed exercise of 964,833 stock options at prices ranging from $2.22 to $3.15 per share. It is assumed that $334 will be retained by the Company, $1,685 transferred to Denison Mines Inc. and $334 applied against the bank indebtedness of Denison Resources Inc.;

(b) The Company transfers its mining and environmental services businesses to Denison Mines Inc. and its Canadian oil and gas business to Denison Resources Inc. and distributes the common shares of Denison Mines Inc. and Denison Oil Corporation (the parent of Denison Resources Inc.) to its existing shareholders, pursuant to the Arrangement;

(c) The outstanding common shares of the Company are consolidated on a twenty-one for one basis, pursuant to the Arrangement;

(d) The Company issues common shares pursuant to the Subscription for approximate gross proceeds of $5,347;

(e) The net proceeds of the Offering of common shares by the Company amount to $111,600. Transaction and issuance costs of $8,400 are assumed to have been incurred. For these costs, applying an effective tax rate of 33% provides for the recognition of a future income tax asset ("FITA") in the amount of $2,772 with the remaining $5,628 of the costs reducing the common share balance;

(f) The Company exercises the Purchase Option to acquire Calfrac for common shares at an ascribed value of $115,120 and $28,780 of cash raised through the Offering.

The Company's exercise of the Purchase Option allows the currently unrecognized existing tax pools of the Company to be recognized as a FITA. This transaction has been treated for accounting purposes as required in the Canadian

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

Institute of Chartered Accountants Emerging Issues Committee Abstract #110, which takes into account the relevant status of the Company after the transactions stated in 2(b) above.

With tax pool amounts of approximately $224,000 federally and approximately $173,000 provincially and an effective tax rate of 33%, $73,000 is recognized as a FITA. The fair value of the tax pools acquired of $11,000, established by an earlier arm's length transaction, is credited to common stock. The difference of $62,000 between the FITA recognized and the fair value of the tax pools is recorded as a deferred credit.

For the year ended December 31, 2002 and the nine month period ended September 30, 2003, the existing current income tax expense and the increase from the reduction of interest expense and increase in interest income in 2(h) will be eliminated by the tax pool value now recognized;

(g) Calfrac assumes a debt obligation of $58,437 incurred in connection with an acquisition of 4,289,844 Calfrac shares prior to the acquisition of the shares of Calfrac. The creditor is entitled to demand payment of the obligation following a change of control of Calfrac, which occurs with the Company's closing of the Purchase Option. It is assumed that the creditor demands payment and that proceeds from the Offering in the amount of $58,437 are paid to satisfy the obligation. The 4,289,844 Calfrac shares are cancelled and the payment is treated as a proportionate return of capital in the amount of $4,454 and a distribution of retained earnings in the amount of $53,983;

(h) Proceeds from the Offering are used to pay $26,035 of the pre-existing Calfrac bank debt. The principal amount of the debt at January 1, 2002 was $7,837. It is assumed that the unused proceeds earned interest income at the average bank rate for the period. The repayment of this debt reduces interest expense in 2002 by $490 and for the nine month period ended September 30, 2003 by $1,087;

(i) Reduction of liabilities with the cash from the Subscription in the amount of $1,000 of the Company's bank indebtedness, $1,610 of Ontario tax liability and additional transaction costs of $1,348; and

(j) As approved by the shareholders as part of the Arrangement, the deficit of $46,777 will be reduced to zero with corresponding reductions in contributed surplus of $927 to zero and common shares of $45,850 to $89,410.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

3. Earnings per share

The authorized share capital of the Company is an unlimited number of common shares, without nominal or par value.

The Earnings per share is not known because the number and price of the common shares to be issued pursuant to the Subscription and the Offering has not been determined.

Auditors' Consent

We refer to the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 ("Information Circular") relating to an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, TenWest Uranium Limited, Denison Mines Inc. ("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mines Holding Corporation and E. Peter Farmer and an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 193 of the *Business Corporations Act* (Alberta) involving Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd and Forte Oil Corporation ("Forte") and Denison Mines. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned information circular of our compilation report to the Directors of Denison Energy on the unaudited pro forma balance sheet of Denison Energy as at September 30, 2003 and on the unaudited pro forma income statements for the nine month period ended September 30, 2003 and the year ended December 31, 2002. Our report is dated January 29, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Toronto, Ontario
January 29, 2004

Auditors' Report

To The Directors of Denison Energy Inc.

We have audited the consolidated balance sheets of Denison Energy Inc. as at December 31, 2002, December 31, 2001 and December 31, 2000, and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002, December 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

CHARTERED ACCOUNTANTS

Toronto, Canada
February 28, 2003
(except for note 13 which is as at January 29, 2004)

Denison Energy Inc.
Consolidated Balance Sheets

(in thousands)	As at September 30 2003 (unaudited)	As at September 30 2002 (unaudited)	As at December 31 2002	2001	2000
ASSETS					
Current Assets					
Cash and cash equivalents	**$ 1,006**	$ 1,489	**$ 988**	$ 2,177	$ 5,563
Marketable securities (quoted market value 2000 - $3,223)	**—**	—	**—**	—	2,841
Accounts receivable	**4,700**	4,951	**13,084**	13,651	13,885
Inventories and prepaid expenses *(note 2)*	**17,291**	18,548	**15,115**	14,214	9,978
	22,997	24,988	**29,187**	30,042	32,267
Inventory of ore in stockpiles *(note 2)*	**7,456**	10,550	**9,689**	13,413	11,743
Property, plant and equipment *(note 3)*	**115,548**	128,362	**131,524**	129,978	122,368
Deferred reorganization costs	**652**	—	**—**	—	—
	146,653	$ 163,900	**$170,400**	$173,433	$166,378
LIABILITIES					
Current Liabilities					
Bank indebtedness *(note 4)*	**$ 4,848**	$ 2,152	**$ 3,790**	$ 1,918	$ —
Accounts payable and accrued liabilities	**4,837**	4,003	**7,227**	9,243	8,761
Current portion of long-term debt *(note 5)*	**2,763**	3,605	**10,712**	11,961	11,086
	12,448	9,760	**21,729**	23,122	19,847
Long-term debt *(note 5)*	**43,097**	48,789	**43,558**	51,700	51,622
Provision for post-employment benefits *(note 6)*	**9,820**	10,197	**10,063**	10,476	11,033
Provision for decommissioning and site restoration *(note 7)*	**6,720**	6,832	**6,598**	6,710	6,313
Future income taxes *(note 8)*	**150**	740	**300**	983	2,773
	72,235	76,318	**82,248**	92,991	91,588
SHAREHOLDERS' EQUITY *(note 9)*	**74,418**	87,582	**88,152**	80,442	74,790
	$ 146,653	$ 163,900	**$170,400**	$173,433	$166,378

Contingent liabilities and commitments *(note 11)*

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD

(signed) E. Peter Farmer

Director

(signed) James S. Blair

Director

Denison Energy Inc.
Consolidated Statements of Earnings (Loss)

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands except per share data)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Revenue	**$ 25,158**	**$ 24,459**	**$ 37,966**	$ 32,064	$ 39,813
Operating and exploration costs	**20,418**	**15,293**	**25,844**	20,708	21,444
Write-down of oil and gas properties *(note 3(c))*	**12,000**	—	—	—	—
Royalties and provincial capital taxes	**2,650**	**2,535**	**3,793**	2,071	2,098
Interest expense *(note 5)*	**2,334**	**2,431**	**3,239**	4,448	5,981
General corporate expenses	**1,633**	**1,719**	**2,274**	2,005	2,262
Stock option expense *(note 9)*	**292**	—	**9**	—	—
Investment and other income	**(249)**	**(94)**	**(122)**	(382)	(1,421)
	39,078	**21,884**	**35,037**	28,850	30,364
Earnings (loss) before income taxes	**(13,920)**	**2,575**	**2,929**	3,214	9,449
Income tax expense (recovery) *(note 8)*	**106**	**68**	**(139)**	(1,504)	418
Net earnings (loss) for the period	**$ (14,026)**	**$ 2,507**	**$ 3,068**	$ 4,718	$ 9,031
Net earnings (loss) per Common Share					
- Basic (note 9(e))	**$ (0.79)**	**$ 0.15**	**$ 0.18**	$ 0.30	$ 0.57
- Diluted (note 9(e))	**$ (0.79)**	**$ 0.15**	**$ 0.18**	$ 0.29	$ 0.55

Consolidated Statements of Retained Earnings

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Retained earnings - beginning of the period	**$ 81,647**	$ 78,579	**$ 78,579**	$ 73,861	$ 64,830
Net earnings (loss) for the period	**(14,026)**	2,507	**3,068**	4,718	9,031
Retained earnings - end of the period	**$ 67,621**	$ 81,086	**$ 81,647**	$ 78,579	$ 73,861

The accompanying notes are an integral part of these financial statements.

Denison Energy Inc.
Consolidated Statements of Cash Flows

(in thousands)	For the Nine Months Ended September 30 **2003 (unaudited)**	2002 (unaudited)	For the Year Ended December 31 **2002**	2001	2000
Operating Activities					
Net earnings (loss) for the period	**$ (14,026)**	$ 2,507	**$ 3,068**	$ 4,718	$ 9,031
Items not affecting cash:					
Depletion, amortization and reclamation	**7,382**	6,142	**7,764**	6,862	6,062
Write-down of oil and gas properties *(note 3(c))*	**12,000**	—	—	—	—
Drawdown of ore from stockpiles	**3,811**	4,057	**4,912**	5,863	6,272
Loss (gain) on sale or write-down of assets	**8**	—	**563**	514	(70)
Increase in deferred reorganization expenses	**652**	—	-	-	-
Increase (decrease) in future income tax	**(150)**	(243)	**(683)**	(1,790)	183
Stock option costs expensed *(note 9(d))*	**292**	—	**9**	—	—
Decrease (increase) in operating working capital *(note 10)*	**2,551**	(2,068)	**(3,846)**	(11,208)	(27,957)
Funding of post employment benefits	**(200)**	(279)	**(455)**	(482)	(442)
Funding of Elliot Lake Reclamation Trust Fund	**(40)**	(19)	**(279)**	(256)	(631)
Net cash generated by operating activities	**10,976**	10,097	**11,053**	4,221	(7,552)
Financing Activities					
Increase (decrease) in bank indebtedness	**1,058**	234	**1,872**	(367)	—
Additions to long-term debt	**16,287**	16,353	**19,691**	26,474	28,161
Repayments of long-term debt	**(24,698)**	(27,620)	**(29,082)**	(25,521)	(37,379)
Issue of Common Shares net of issue costs of $355	—	4,645	**4,645**	—	—
Purchase of fractional Common Shares for cancellation	—	(12)	**(12)**	—	—
	(7,353)	(6,400)	**(2,886)**	586	(9,218)
Investing Activities					
Additions to property, plant and equipment	**(4,692)**	(4,497)	**(9,499)**	(9,017)	(3,138)
Sale of marketable securities	—	—	—	2,678	2,095
Proceeds on sale of other assets	**1,087**	112	**143**	62	242
Acquisition of Innovative Energy Ltd. *(note 12)*	—	—	—	(1,916)	—
	(3,605)	(4,385)	**(9,356)**	(8,193)	(801)
Increase (decrease) in Cash and Cash Equivalents	**18**	(688)	**(1,189)**	(3,386)	(17,571)
Cash and Cash Equivalents - Beginning of Period	**988**	2,177	**2,177**	5,563	23,134
Cash and Cash Equivalents - End of Period	**$ 1,006**	$ 1,489	**$ 988**	$ 2,177	$ 5,563
Supplemental Cash Flow Information					
Payments for interest	**$ 2,258**	**$ 2,439**	**$ 3,239**	$ 4,448	**$ 5,832**
Payments for income and large corporation taxes	**$ 262**	**$ 254**	**$ 531**	$ 286	**$ 219**

The accompanying notes are an integral part of these financial statements.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change of Name

On May 24, 2002 the Corporation filed Articles of Amendment that effective that day changed the corporation's name from Denison Mines Limited to Denison Energy Inc.

Nature of Operations

The Corporation operates in the mining, oil and gas and environmental service sectors. Mining activities include a 22.5% interest in the McClean Lake uranium property and mill in northern Saskatchewan, where uranium production reached commercial levels in November 1999, a 19.96% interest in the Midwest uranium deposit and mineral evaluation and exploration. Oil and gas activities consist primarily of the exploration for and production of oil and natural gas in Western Canada, where the Corporation resumed operations in late 2000 and has expanded through both exploration and acquisitions including the Innovative acquisition described in note 12. The Corporation also holds oil and gas exploration acreage in Greece. Environmental services activities include mine decommissioning services and monitoring of closed mine sites.

Basis of Presentation

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the economic lives and recoverability of mining and oil and gas assets, the provisions for decommissioning and reclamation, post-employment benefits, future income taxes and the evaluation of contingent liabilities. Actual results could differ materially from those estimates. The summary of significant accounting policies below describes the accounting methods and practices that have been used in the preparation of these consolidated financial statements. This summary is presented to assist the reader in interpreting the statements contained herein.

Certain comparative figures for prior periods have been reclassified to conform with the presentation adopted in these financial statements. This reclassification has no impact on net earnings or retained earnings.

Consolidation Principles

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The Corporation's interests in the McClean Lake and Midwest uranium joint ventures and its oil and gas joint ventures are accounted for using the proportionate consolidation method. Under this method, the Corporation includes its proportionate share of assets, liabilities, revenues and expenses.

Revenue Recognition

Mining and oil and gas revenue are recognized when title passes from the Corporation to its customer. Revenue on decommissioning contracts is recognized using the percentage of completion method, where sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Royalty revenue is recognized when earned under the respective agreement.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities not exceeding 90 days and are stated at cost, which approximates market value.

Marketable Securities

Marketable securities are recorded at the lower of cost or net realizable value.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

Inventories and Prepaid Expenses
Uranium concentrates, assets purchased for resale, supplies and ore in stockpiles are recorded at the lower of average cost and net realizable value. Inventory of ore in stockpiles consists of actual costs to remove overburden and mine ore together with the amortization of open pit mining equipment and is charged to production using the units of production method.

Property, Plant and Equipment
Mining Property, Deferred Exploration and Development Costs
Exploration costs and property acquisition costs are expensed as incurred unless it is determined that a project contains economically recoverable reserves, in which case all such costs relating to that project for the current and subsequent years are capitalized. Pre-production costs, net of revenue during the start-up phase, are capitalized as development costs until the project is capable of sustained operations at commercial production levels. Capitalized mining property, deferred exploration and development costs are amortized using the unit of production method over the expected life of the mine after commercial production levels are attained.

Mine Buildings, Plant and Equipment
Mine buildings, plant and equipment are recorded at cost. Mine buildings, plant and equipment are amortized to estimated residual value over the shorter of the life of the mine, or specific period that the mill or other specific asset will be utilized, using the units of production method. When assets are retired or sold, the resulting gains or losses are reflected in current earnings.

Mining Property Evaluations
The carrying values of mining, exploration and development properties and related mine buildings and equipment are periodically assessed by management to determine whether the net recoverable amount exceeds the carrying value of the project. Any unrecoverable amount is written off against earnings. The net recoverable amount represents future undiscounted cash flows determined using proven, probable and expected reserves and estimated selling prices which reflect both historical prices and expected future selling prices, less operating, capital, financing and reclamation costs.

Oil and Gas Properties, Plant and Equipment
The Corporation's oil and gas properties, plant and equipment are carried at the lower of cost and net recoverable amount. All costs associated with the exploration for and the development of oil and gas properties are capitalized providing the total capitalized cost does not exceed the net recoverable amount. All costs of the Corporation's oil and gas property, plant and equipment are capitalized in one producing cost centre. Depletion is provided on capitalized costs in this producing cost centre by the units of production method based on estimated proven reserves.

Oil and Gas Property Evaluations
Net recoverable amount is the aggregate of estimated undiscounted future net revenues from proven reserves less operating, administration, financing and income tax expense. Estimated future net revenues are determined using year-end prices. The Corporation periodically reviews the costs associated with preproduction stage cost centres to determine whether costs are likely to be recovered. Any unrecoverable amount is written off against earnings.

Other Property, Plant and Equipment
Other property, plant and equipment are amortized according to the straight-line method based on their estimated useful lives, which range from three to twenty years.

Capitalization of Interest
Net interest costs incurred during the development, construction and start-up phase of major projects are capitalized.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

Decommissioning and Site Restoration Cost
Estimated decommissioning and site restoration costs of resource properties are accrued and charged to operations using the unit of production method. Provisions with respect to site restoration include long-term treatment and monitoring costs of a longer term nature and are calculated on a discounted basis and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related decommissioning and site restoration liability. The Corporation's resource activities are subject to various governmental laws and regulations related to the protection of the environment. The Corporation has made and continues to make expenditures in order to comply with or exceed such laws and regulations. The Corporation is continuously updating its decommissioning and site restoration cost estimates. Such estimates are, however, subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when applicable.

Deferred Reorganization Costs
Expenditures incurred to implement a proposed plan of arrangement have been deferred pending completion of the transaction.

Post Employment Benefits
The Corporation provides dental, supplemental health care and life insurance benefits, but not pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and was accrued over the service life of this retiree group. The most recent actuarial valuation of this obligation was performed as of September 30, 2002. The interest cost on this unfunded liability and the surplus are being amortized over the remaining lives of this retiree group.

Future Income Taxes
The Corporation follows the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary timing differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. Benefits which are recognized in respect of tax deductions which arose prior to the Corporation's comprehensive revaluation of assets in 1995 are credited directly to retained earnings and benefits which are recognized in respect of tax deductions which arose subsequent to the comprehensive revaluation of the Corporation's assets are credited to net earnings. The Canadian federal large corporation tax on capital is included in the provision for income taxes.

Translation of Foreign Currencies
Monetary assets and liabilities and non-monetary items carried at market value are translated into Canadian dollars at the period-end exchange rate. Other non-monetary items and revenues and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization which are translated at the same rate as the related assets.

Financial Instruments
The carrying amounts for cash and short-term deposits, accounts receivable, inventories and prepaid expenses, accounts payable and accrued liabilities on the balance sheets approximate fair value because of the limited term of these instruments. The fair market value of long-term debt approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

Stock Option Plans
In 2002 the Corporation adopted prospectively the requirements of the CICA handbook section 3470, "Stock-Based Compensation and Other Stock Based Payments." As encouraged by section 3470, the Corporation has adopted the fair value based method to account for stock-based transactions with directors, and eligible employees for options granted in 2002. The value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Corporation, together with the amount in contributed surplus will be credited to Common Share capital. For options granted prior to January 1, 2002 the Corporation continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the Corporation will be recorded as Common Share capital.

Earnings per share
Basic earnings per Common Share are computed by dividing net earnings by the weighted average number of Common Shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from exercise of in-the-money stock options are used to repurchase Common Shares at the prevailing market rate.

2. INVENTORIES AND PREPAID EXPENSES

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Uranium concentrate	**$ 11,782**	$ 11,063	$ 8,046	$ 7,064	$ 593
Inventory of ore in stockpiles	**10,970**	15,383	14,522	18,246	18,628
Mine supplies	**1,375**	1,396	1,405	1,543	1,978
Mining equipment acquired for resale	**—**	483	—	483	409
Prepaid expenses	**620**	773	831	291	113
	24,747	29,098	24,804	27,627	21,721
Less: Non-current portion - Inventory of ore in Stockpiles	**7,456**	10,550	9,689	13,413	11,743
Current portion inventories and prepaid Expenses	**$ 17,291**	$ 18,548	$ 15,115	$ 14,214	$ 9,978

Stockpiles include inventory from two open pit mining areas at the McClean Lake minesite where mining was completed in February 2002. Ore from these stockpiles will be processed over several years.

3. PROPERTY, PLANT AND EQUIPMENT

(a) The net property, plant and equipment balance consists of:

	As at September 30			
	2003			2002
	Cost	**Accumulated depletion and amortization**	**Net**	Net
	(unaudited and in thousands)			
Mining				
McClean Lake / Midwest uranium projects	**$ 130,421**	**$ 24,454**	**$ 105,967**	$ 111,618
Oil and Gas	**25,819**	**16,620**	**9,199**	16,376
Environmental Services	**620**	**238**	**382**	368
	$ 156,860	**$ 41,312**	**$ 115,548**	$ 128,362

Denison Energy Inc.

Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

	As at December 31				
	2002			2001	2000
	Cost	**Accumulated depletion and amortization**	**Net**	Net	Net
					(in thousands)
Mining					
McClean Lake/Midwest uranium Projects	**$ 130,261**	**$ 19,537**	**$ 110,724**	$ 116,082	$ 121,514
Oil and Gas	**22,715**	**2,268**	**20,447**	13,559	550
Environmental Services	**547**	**194**	**353**	337	304
	$ 153,523	**$ 21,999**	**$ 131,524**	$ 129,978	$ 122,368

(b) The Corporation has a 22.5% interest in the McClean Lake mine and mill and a 19.96% interest in the Midwest uranium project, both located in northern Saskatchewan. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits. A toll milling agreement has been signed with the participants in the Cigar Lake Joint Venture that provides for the processing of a substantial portion of the future output of that mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee. In determining the amortization rate for the McClean Lake mill, the Corporation has reduced the amount to be amortized by its expected share of future toll milling revenue.

(c) **Write-down of oil and gas properties (unaudited)**
In September 2003 the Corporation recorded a write-down of its Canadian oil and gas properties by $12,000,000. This write-down was calculated using September 30, 2003 oil and natural gas prices and updated reserve reports for its oil and gas properties.

4. BANK INDEBTEDNESS

As at December 31, 2002 the Corporation had a borrowing facility of up to $6,000,000. Subsequent to year-end, as a result of the fact that substantial proven gas reserves are awaiting pipeline allocation and the short production history of two new wells, this borrowing facility was reduced to $5,300,000 as at September 30, 2003. This facility is subject to an annual review and is repayable from oil and gas cash flows and as discussed in note 13(e). This facility bears interest at Canadian bank prime (which was 4.5% on December 31, 2002) plus 0.5% and is secured by a first charge on certain oil and gas properties and a floating charge on other assets in the Western Canadian Basin and not pledged under the facilities described in notes 5(b) and 5(c).

5. LONG-TERM DEBT

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
McClean Lake loan (note 5(b))	**$ 44,250**	$ 50,086	$ 51,962	$ 60,724	$ 59,316
Other long-term debt (note 5(c))	**1,610**	2,308	2,308	2,937	3,392
	45,860	52,394	54,270	63,661	62,708
Less: Current portion	**2,763**	3	10,712	11,961	11,086
	$ 43,097	$ 48,789	$ 43,558	$ 51,700	$ 51,622

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(b) The McClean Lake loan from Cogema Resources Inc. finances the Corporation's share of the costs of development and operation of the McClean Lake mine and mill and Midwest uranium project. This loan is secured only by the Corporation's interest in the McClean Lake mine and mill and the Midwest uranium project. The Corporation's share of net cash flow from McClean Lake uranium sales is dedicated to the loan's repayment. The Corporation has the right to prepay portions of the loan facility and redraw amounts prepaid, including interest savings from amounts prepaid, on 45 days' notice. As at September 30, 2003, the Corporation had the ability to redraw $3,208,000. Interest on this loan is payable at Canadian bank prime plus 1%. The loan is currently scheduled to mature on December 31, 2005, but will be extended to December 31, 2010 if, prior to December 31, 2005, a production decision is made to develop the Midwest uranium project. Any principal balance outstanding at maturity is repayable at 20% per annum. It is not possible to determine the fair value of the McClean Lake loan.

(c) Other long-term debt of $1,610,000 as at September 30, 2003 is repayable over two years up to August 31, 2005 in annual installments plus interest which approximates Canadian bank prime. Principal payments in the next two years are: 2004 - $761,000 and 2005 - $849,000.

(d) The Corporation has a line of credit for $300,000 from a Canadian Chartered Bank. This line of credit bears interest at Canadian bank prime and is secured by a short-term deposit. At September 30, 2003, $26,000 was drawn against this line of credit, which is repayable on demand.

(e) Interest expense on long-term debt was as follows:

	Nine months ended September 30		For the year ended December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			*(in thousands)*
McClean Lake loan	**$ 2,148**	$ 2,093	$ 2,798	$ 4,186	$ 5,623
Other long-term debt	**90**	94	117	246	89
	$ 2,238	$ 2,187	$ 2,915	$ 4,432	$ 5,712

6. POST EMPLOYMENT BENEFITS

The Corporation's post employment benefits accrual includes life insurance for each of its former Canadian employees who retired on immediate pension prior to 1997, together with the future cost of medical and dental benefits as set out in the group policies. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage included in the plan and other assumptions including a growth in medical cost of up to 13% initially, decreasing over five years to 8% per annum and a growth in dental costs of 6% per annum, subject to limits set out in the group policies.

The Corporation's post employment benefit plan is not funded. Changes in the accrued benefit obligation are as follows:

	Nine months ended September 30		For the year ended December 31	
	2003	**2002**	2002	2001
	(unaudited)	**(unaudited)**	(in thousands)	
Accrued benefit obligation – beginning of year	**$ 5,714**	**$ 5,834**	$ 5,834	$ 5,966
Benefits paid	**(200)**	**(279**	(455)	(482)
Interest cost	**252**	**220**	335	350
Accrued benefit obligation – end of year	**5,766**	**5,775**	5,714	5,834
Unamortized initial transitional surplus	**4,454**	**4,847**	4,749	5,142
	10,220	**10,622**	10,463	10,976
Less: Current portion included in accounts payable	**400**	**425**	400	500
	$ 9,820	**$ 10,197**	$ 10,063	$ 10,476

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

The unamortized initial transitional surplus is being amortized over the expected 12.5 year (as of September 2002) average life expectancy of this retiree group.

7. DECOMMISSIONING AND SITE RESTORATION

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Elliot Lake					
Elliot Lake mine site restoration accrual *(note 7b))*	**$ 7,681**	$ 8,059	$ 7,984	$ 8,418	$ 9,045
Less: Balance in Elliot Lake Reclamation Trust Fund *(note 7(b))*	**1,342**	1,421	1,606	1,761	2,132
	6,339	6,638	6,378	6,657	6,913
Less: Current portion included in accounts payable	**350**	400	400	425	600
	5,989	6,238	5,978	6,232	6,313
McClean Lake uranium operations *(note 7(c))*	**584**	479	498	388	–
Canadian oil and gas *(note 7(d))*	**147**	115	122	90	–
	$ 6,720	$ 6,832	$ 6,598	$ 6,710	$ 6,313

(b) The Corporation's Elliot Lake uranium mine closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Corporation conducts its activities at both the Denison and Stanrock sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Corporation's best estimate of the future reclamation cost based on assumptions as to levels of treatment which will be required in the future. The financial effect of future changes, if any, in requirements, laws, regulations and operating assumptions may be significant, and will be recognized if and when applicable.

Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, the Corporation was required to deposit 90% of its cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent agreement with the governments provides for the suspension of the Corporation's obligation to deposit 90% of its cash flow into the Reclamation Trust, provided the Corporation maintains a balance in the Reclamation Trust equal to estimated reclamation spending for the succeeding six calendar years. Withdrawals from this trust fund can only be made with the approval of the Governments of Canada and Ontario, to fund Elliot Lake site restoration costs. The Corporation believes that the current Reclamation Trust balance will be adequate to fund these costs through 2008.

(c) In addition the McClean Lake operation is subject to environmental regulations as set out by Saskatchewan Environment and the Canadian Nuclear Safety Commission. As required by Saskatchewan Environment, the operator of the McClean Lake joint venture has arranged Letters of Credit securing future decommissioning and reclamation liabilities. The Corporation has agreed to indemnify the operator for its proportionate share of any loss incurred up to a maximum amount of $7,755,000.

(d) The Corporation has estimated future removal and site restoration costs of $957,000 at September 30, 2003 (December 31, 2002 - $325,000, December 31, 2001 - $278,000, December 31, 2000 - $182,000) for abandoning its Canadian oil and gas wells and facilities.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

8. INCOME TAXES

(a) Since the Corporation operates in three industrial and geographic segments, its income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Corporation's effective rate of income and resource taxes is as follows:

	For the Year Ending December 31		
	2002	2001	2000
Earnings before income taxes	**$ 2,929**	$ 3,214	$ 9,449
Combined federal and provincial income tax rate	**43.50%**	43.04%	44.60%
Computed income tax expense	**$ 1,274**	$ 1,383	$ 4,214
Increase (decrease) in taxes resulting from:			
Benefit of previously unrecognized federal and provincial tax pools	**(1,198)**	(1,307)	(3,043)
Resource allowance	**(81)**	(61)	(587)
Reduction in Ontario income tax rate due to lower income allocation to Ontario	**—**	(2,000)	—
Adjustments relating to other years	**(469)**	—	—
Other	**(78)**	195	(401)
Ontario income tax recovery	**(552)**	(1,790)	183
Federal large corporation tax	**413**	286	235
Income tax recovery	**$ (139)**	(1,504)	$ 418

(b) The Corporation uses the asset and liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Corporation's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Corporation's income taxes payable for the year or a later period. The Corporation's future tax liability arises in computing its Ontario tax liability, from the deduction of temporary differences, principally capital cost allowance, Canadian exploration and development expenses of $30 million more for tax than accounting, less the future tax reduction expected from the utilization of non-capital losses of $20 million which expire in 2006. As at December 31, 2002, the Corporation has not recognized the future tax benefits for both Federal and Saskatchewan tax purposes, from the future utilization of non-capital loss carry forwards of $21 million expiring in 2006 or temporary tax differences in excess of book values of $208 million that it can carry forward to shelter future Federal and Saskatchewan income tax liabilities. Of this amount, $97 million relates to deductions which arose prior to the Corporation's comprehensive revaluation of assets in 1995. In 2002, the Corporation was able to offset its entire Federal and Saskatchewan income tax expense against these unrecognized tax deductions.

9. SHAREHOLDERS' EQUITY

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Common stock *(note 9(b))*	**$ 5,568**	$ 5,568	$ 5,568	$ 935	$ 1
Common Share Purchase Warrants *(note 9(c))*	**—**	—	—	688	688
Contributed Surplus *(note 9(c))*	**1,229**	928	937	240	240
Retained Earnings	**67,621**	81,086	81,647	78,579	73,861
	$ 74,418	$ 87,582	$ 88,152	$ 80,442	$ 74,790

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(b) Common Stock

Authorized
The authorized share capital consists of an unlimited number of Common Shares.

Issued
Changes in issued Common Shares were as follows:

	Number of Shares	$ (in thousands)
Balance as of December 31, 2000 and 1999	**15,893,560**	$ 1
Shares issued on acquisition of Innovative Energy Inc. net of issued cost of $33,000 (note 12)	**386,880**	934
Balance as of December 31, 2001	**16,280,440**	935
Purchase and cancellation of fractional Common Shares resulting from one for 20 share consolidation	**(3,287)**	(12)
Issue of flow-through Common Shares net of $355,000 issue Costs	**1,428,571**	4,645
Balance as of September 30, 2003, December 31, 2002 and September 30, 2002	**17,705,724**	$ 5,568

All Common Stock balances have been restated to reflect a one for 20 share consolidation, which became effective on May 24, 2002. Prior period earnings per share have been calculated to give effect to this share consolidation as if the share consolidation had been effective at the beginning of the earliest period presented.

(c) Contributed Surplus and Common Share Purchase Warrants

	Nine months ended September 30		For the year ended December 31		
	2003 (unaudited)	2002 (unaudited)	2002	2001	2000 (in thousands)
Balance – beginning of period	**$ 937**	$ 240	$ 240	$ 240	$ 240
Expiry of 549,550 Common Share Purchase Warrants on July 18, 2002	**—**	688	688	—	—
Common Share Stock Options expensed (note 9(d))	**292**	—	9	—	—
Balance – end of period	**$ 1,229**	$ 928	$ 937	$ 240	$ 240

(d) Stock Option Plan
The Corporation has issued stock options pursuant to a Stock Option Plan, approved by shareholders in 1996, under which the Board of Directors may issue up to 2,384,000 Common Shares to directors, eligible employees and service providers. Under this plan the exercise price of each option equals the market price of the Corporation's stock on the date of the grant. The issued options vest in installments on the anniversary of their grant, except that all options outstanding vest immediately on a takeover. Options expire if unexercised after ten years. A summary of the status of the Corporation's stock options issued under this plan as at September 30, 2003, December 31, 2002, 2001 and 2000 and changes during the periods and years ending on those dates is presented below:

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

	For the nine months ended September 30, 2003 (unaudited)		For the year ended December 31, 2002		For the year ended December 31, 2001		For the year ended December 31, 2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding beginning of period	**1,002,250**	**$ 4.85**	927,250	$ 5.04	559,750	$ 6.65	624,250	$ 6.65
Granted	**520,500**	**2.31**	75,000	$ 2.49	367,500	$ 2.60	—	$ 6.65
Forfeited	**(402,750)**	**6.99**	—	—	—	—	(64,500)	—
Outstanding end of period	**1,120,000**	$ 2.90	1,002,250	$ 4.85	927,250	$ 5.04	559,750	$ 6.65
Options exercisable at period end	483,833		775,708		626,650		450,150	

The following table summarizes information about stock options outstanding at September 30, 2003:

	Options Outstanding (unaudited)			Options Exercisable (unaudited)	
Range of Exercisable Prices	Number Outstanding Sept. 30, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable Sept 30, 2003	Weighted-Average Exercise Price
$7.60	97,500	2.7	$ 7.60	97,500	$ 7.60
$2.22 to $3.15	1,022,500	7.0	$ 2.45	385,833	$ 2.45
$2.22 to $7.60	1,120,000	6.9	$ 2.89	483,333	$ 3.47

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding Dec. 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable Dec. 31, 2002	Weighted-Average Exercise Price
$7.20 to $7.80	450,250	3.4	$ 7.62	450,250	$ 7.62
$2.31 to $3.15	552,000	8.3	$ 2.60	325,458	$ 2.60
$2.31 to $7.80	1,002,250	5.6	$ 4.85	775,708	$ 4.85

In 2002, the Corporation adopted prospectively CICA handbook section 3870, "Stock-based Compensation and Other Stock-Based Payments". The compensation expense associated with this stock option series has been calculated using the Black-Scholes option-pricing model and $9,000 has been expensed in 2002 and $292,000 in the nine months ended September 30, 2003. The pricing model assumes a 10-year term, expected Common Stock price volatility of 67% and a weighted average life of 10 years and a weighted average risk-free interest rate of 5.4% and an assumption that dividends are reinvested in the Corporation. These options have a ten-year term, with vesting periods ranging from one to four years of the grant date.

(e) Earnings Per Share Data

Prior period earnings per share calculations give effect to the share consolidation described in note 9(b) as if the share consolidation had been effective at the beginning of the period presented.

The calculation of basic earnings per share is based on the weighted average number of shares outstanding during the year in the amount of 16,879,892 (2001 - 15,949,737) Common Shares.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

The calculation of diluted earnings per share takes into consideration the potential issue of shares under Stock Options and, in 2001, Common Share Purchase Warrants where the strike price is below the average Common Share price for the year. The number of dilutive options in 2002 is 314,204 (2001 – 412,500). In 2002, 688,046 (2001 – 514,750) Stock Options and in 2002 0, (2001 550,000) Common Share Purchase Warrants have been excluded from the calculation of diluted earnings per share as the exercise price is greater than the average Common Share price in the year.

10. OTHER CHANGES IN WORKING CAPITAL

Other changes in working capital consist of:

	As at September 30		As at December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Accounts receivable	**$ 8,384**	$ 8,700	**$ 567**	$ 868	$ 10,701
Inventories and prepaid expenses	**57**	(1,471)	**2,390**	6,164)	349
Less amortization of ore milled from Stockpiles	**(3,5**	(4,057)	**(4,912)**	(5,863)	(6,272)
Accounts payable and accrued liabilities	**(2,3**	(5,240)	**(1,891)**	(49)	(33,248)
Current taxes payable	—	—	—	—	513
	$ 2,551	$ (2,068)	**$ (3,846**	$ (11,208)	$ (27,957)

11. CONTINGENT LIABILITIES AND COMMITMENTS

(a) On September 23, 2002 The Federal Court of Canada, Trial Division, quashed the original McClean Lake facility operating license issued in 1999. That license had been superceded and the facility has continued to operate under the new four-year operating license issued in August 2001. The Trial Division decision has been appealed by both the federal regulator of the facility, the Canadian Nuclear Safety Commission ("CNSC") and by the operator and majority owner of the facility, Cogema Resources Inc. The Province of Saskatchewan and First Nations and Métis groups have intervened in support of the appeal. The Federal Court of Appeal granted a stay of the Trial Division decision pending the outcome of the appeal.

The Trial Division decision quashed the original 1999 operating license on the basis that the *Canadian Environmental Assessment Act* was not complied with. Specifically, the project was subject to a lengthy public process under legislation that was replaced by the *Canadian Environmental Assessment Act.* The Trial Division decision creates a significant amount of uncertainty about the rules applicable to obtaining the necessary approvals for the operation of the McClean Lake facility.

While the outcome of the appeal process cannot be determined, the Corporation believes that ultimately the Trial Division decision will be nullified through the appeal process or by the completion of further regulatory requirements. An application for a new license for the McClean Lake facility has been filed with the CNSC. Pending the appeal of the decision, the stay granted by the Federal Court of Appeal eliminates the risk of a stoppage in production at McClean Lake. The Corporation believes that with the continuing efforts of all interested parties, a shut down of the McClean Lake facility is unlikely. The impact of an unfavourable decision cannot be determined at this time.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(b) In September 2002 the Greek Court of Appeal overturned the lower court decision that had ruled that the termination of Denison's former employees, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In unanimously rejecting the lower court decision, the Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments are required to be made. These former employees have further appealed this Court of Appeal decision to the Supreme Court of Greece. The Corporation believes that this appeal will be unsuccessful. The impact of an unfavourable decision cannot be determined at this time.

(c) The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has:

(i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at the Corporation's decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and
(ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land.

The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

(d) The Corporation is involved in various other legal actions in the course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Corporation's financial position or results.

(e) In July 2002, the Corporation raised $5,000,000 through the issue of 1,428,571 flow-through Common Shares. As at September 30, 2003 the Corporation had spent the proceeds of this issue on Canadian Exploration Expenditures and has no further commitment.

(f) The Corporation's lease commitments under two operating leases for premises are 2003 - $223,000, 2004 - $196,000, 2005 - $25,000 and 2006 - $7,000.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

12. ACQUISITION OF INNOVATIVE ENERGY LTD.

Effective November 8, 2001 the Corporation acquired 100% of Innovative Energy Ltd. of Calgary. The acquisition has been accounted for as a purchase and accordingly these financial statements include Innovative's results from November 8, 2001 onward. The estimated fair value of net assets acquired on November 8, 2001 from Innovative Energy Ltd. and the consideration paid, were as follows:

		As at November 8, 2001
Net assets acquired		(in thousands)
Assets		
Current assets	$	**533**
Oil and gas property, plant and equipment		**5,597**
		6,130
Liabilities		
Bank indebtedness		**2,285**
Other current liabilities		**913**
Provision for site restoration		**82**
		3,280
Net assets acquired	$	**2,850**
Consideration		
Cash	$	**1,916**
Non cash		
Issue of 386,880 Common Shares net of issue costs of $33,000		**934**
Total consideration	$	**2,850**

13. SUBSEQUENT EVENTS

(a) Denison Energy, Denison Mines Inc. ("Denison Mines"), Tenwest Uranium Limited ("Tenwest"), Denison Resources Inc. ("Denison Resources"), Denison Oil Corporation ("Denison Oil"), Denison Resources Partnership ("the Partnership"), Denison Mines Holding Corporation ("Mine Holdco") and E. Peter Farmer have entered into an arrangement agreement to implement an arrangement (the "Denison Arrangement") by way of a plan of arrangement under section 182 of the *Business Corporations Act* (Ontario) pursuant to which Denison Energy's mining assets and related liabilities will be transferred to Denison Mines and Denison Energy's Canadian petroleum and natural gas assets and related liabilities will be transferred to Denison Resources, a wholly-owned subsidiary of Denison Oil. Denison Energy shareholders will receive, as consideration for the exchange of their Denison Energy common shares, common shares in the capital of Denison Oil, common shares in the capital of Denison Mines and a new class of common shares in the capital of Denison Energy. As a result of the Denison Arrangement, Denison Energy's shareholders will initially hold all of the shares in three separate publicly traded companies, Denison Energy, Denison Mines and Denison Oil. The Denison Arrangement is subject to regulatory, judicial and shareholder approval and, subject to the receipt of such approvals, is anticipated to be completed in early March of 2004.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(b) Pursuant to the Denison Arrangement, each of Denison Energy's shareholders will receive in exchange for each Denison Energy Common Share held, one common share of Denison Mines, 1/5 of one common share of Denison Oil and 1/21 of one new common share of Denison Energy. Denison Energy has agreed that immediately following the completion of the Denison Arrangement described in note 13 (a) above, it will issue the number of Common Shares equal to 45% of the outstanding Common Shares (after giving effect to such share issuance) to Matco Capital Ltd. ("Matco") and other parties designated by Matco at a purchase price of $7.35 per Common Share after giving effect to the above consolidation.

(c) Denison Energy has entered into an agreement with Calfrac Well Services Ltd. ("Calfrac") pursuant to which the shareholders of Calfrac have granted Denison Energy an option to purchase all of the shares of Calfrac following the completion of the Denison Arrangement described in note 13 (a) and the Matco subscription described in note 13 (b) for an aggregate purchase price of $227.5 million less debt. Denison Energy has the option to pay the purchase price in cash or in a combination of cash and Common Shares, provided that if Denison Energy pays the purchase price by the issuance of Common Shares, the Common Shares must make up not less than 80% of the purchase price. In connection with Denison Energy's business plans, including the potential acquisition of Calfrac, Denison Energy is currently contemplating a public offering of common shares to raise approximately $120 million.

(d) Denison Energy, Forte Oil Corporation ("Forte"), 1087215 Alberta Ltd. ("Subco"), Denison Resources, the Partnership, Denison Mines and Denison Oil have entered into an arrangement agreement to implement an arrangement (the "Forte Arrangement") by way of plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), pursuant to which Forte will amalgamate with Subco, a wholly-owned subsidiary of Denison Oil, Forte securityholders will exchange their Forte securities for securities of Denison Oil, and Denison Oil will exchange its securities of Subco for securities of the amalgamated corporation. Following completion of the Forte Arrangement, Forte will be a wholly-owned subsidiary of Denison Oil, and Denison Oil shall be owned as to approximately 80% by Forte shareholders and approximately 20% by Denison Energy shareholders. The Forte Arrangement is subject to regulatory, judicial and shareholder approval and, subject to the receipt of such approvals, is anticipated to be completed in early March of 2004.

(e) Following the receipt of revised reserve reports in October, 2003, the borrowing facility described in note 4 has been revised and now requires a reduction in the maximum available on January 1, 2004 to $4,800,000 and further reductions to $3,200,000 by March 31, 2004. Denison Energy has agreed to apply net sales proceeds from disposition of any Canadian oil and gas asset together with net proceeds from any share issue attributable to oil and gas assets or stock option proceeds attributable to oil and gas assets to reduce this facility.

14. SEGMENTED INFORMATION

Operations are in the following industries:

Mining	- primarily involves mining, milling and sale of uranium concentrates and exploration and development of mineral properties.
Oil and Gas	- exploration, development, production and sale of oil and natural gas and receipt of royalty revenue.
Environmental Services	- mine decommissioning services and monitoring of decommissioned sites for third parties.

Information for the nine months ended September 30, 2003 and September 30, 2002 are as follows:

Industry Data (unaudited in thousands)

	Mining		Environmental Services		Oil and Gas		Corporate		Total	
	Sept. 30 2003	Sept. 30 2002	**Sept 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002
Revenue	**$ 15,821**	17,909	**2,592**	2,227	**6,745**	4,323	—	—	**25,158**	24,459
Operating and exploration costs	**12,915**	10,999	**2,348**	2,102	**4,780**	2,922	—	—	**20,043**	16,023
Operating and exploration costs-Greece	—	—	—	—	**375**	(730)			**375**	(730)
Write-down of oil and gas properties	—	—	—	—	**12,000**	—	—	—	**12,000**	—
Royalties and provincial capital tax	**1,214**	1,456	—	—	**1,436**	1,079	—	—	**2,650**	2,535
Interest expense	**2,089**	2,268	—	—	—	—	**245**	163	**2,334**	2,431
General corporate expenses	—	—	—	—	—	—	**1,633**	1,719	**1,633**	1,719
Stock option expense	—	—	—	—	—	—	**292**	—	**292**	—
Investment income	**(65)**	(66)	—	—	—	—	**(184)**	(28)	**(249)**	(94)
	16,153	14,657	**2,348**	**2,102**	**18,591**	3,271	**(1,986)**	(1,854)	39,078	21,884
Earnings (loss) before income taxes	**(332)**	3,252	**244**	125	**(11,846)**	1,052	**(1,986)**	(1,691)	**13,920**	2,575
Income tax expense (recovery)	—		—			—	**106**	68	**106**	68
Net earnings (loss) for the year	**$ (332)**	3,252	**244**	125	**(11,846)**	1,052	**(2,.0[illegible]**	(1,922)	**(14,026)**	2,507
Capital expenditures	**$ 463**	350	**181**	76	**4,048**	4,071	—	—	**4,692**	4,497
Depletion, amortization and reclamation	**$ 5,004**	4,819	**44**	45	**2,334**	1,278	—	—	**7,382**	6,142
Identifiable assets										
Producing assets	**$ 124,871**	136,164	**1,231**	1,578	**10,795**	17,348	—	—	**136,897**	155,090
Held for or under development	**8,478**	8,291	—	—			—	—	**8,478**	8,291
Corporate assets	—	—	—	—	—	—	**1,278**	519	**1,278**	519
	$ 133,349	144,455	**1,231**	1,578	**10,795**	17,348	**1,278**	519	**146,653**	**163,900**

Geographic Data (in thousands)

	Canada		Europe		Rest of World		Total	
	Sept. 30 2003	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002
Revenue	**$ 25,158**	24,459	—	—	—	—	**25,158**	24,459
Net earnings (loss) for the year	**$ 13,651**		**(375)**	730	—	—	**(14,026)**	2,507
Identifiable assets	**$ 146,527**	163,712	**126**	188	—		**146,653**	163,900

14. SEGMENTED INFORMATION (Continued)

Information for the years ending December 31 are as follows:

Industry Data (in thousands)

	Mining			Environmental Services			Oil and Gas			Corporate			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Revenue	**$ 28,511**	26,253	27,665	**3,313**	3,023	1,836	**6,142**	2,788	10,312	—	—	—	**37,966**	32,064	39,813
Operating and exploration costs															
— Canada	**18,374**	16,879	19,384	**3,849**	3,055	2,102	**4,351**	774	(42)	—	—		**26,574**	20,708	21,444
— Greece	—	—	—	—	—	—	**(730)**	—	—	—	—		**(730)**	—	—
Royalties and provincial capital tax	**2,305**	1,851	2,098	—	—	—	**1,488**	220		—	—	—	**3,793**	2,071	2,098
Interest expense	**3,026**	4,186	5,888	—	—	—	**96**	16	—	**117**	246	93	**3,239**	4,448	5,981
General corporate expenses	—	—	—	—	—	—	—	—	—	**2,283**	2,005	2,262	**2,283**	2,005	2,262
Investment income	**(87)**	(142)	(193)	—	—	—	—	—	—	**(35)**	(240)	(1,228)	**(122)**	(382)	(1,421)
	23,618	22,774	27,177	**3,849**	3,055	2,102	**5,205**	1,010	(42)	**2,365**	2,011	1,127	**35,037**	28,850	30,364
Earnings (loss) before income taxes	**4,893**	3,479	488	**(536)**	(32)	(266)	**937**	1,778	10,354	**(2,365)**	(2,011)	(1,127)	**2,929**	3,214	9,449
Income tax expense (recovery)	—	—	—	—	—	—	—	—	—	**(139)**	(1,504)	418	**(139)**	(1,504)	418
Net earnings (loss) for the year	**$ 4,893**	3,479	488	**(536)**	(32)	(266)	**937**	1,778	10,534	**(2,226)**	(507)	(1,545)	**3,068**	4,718	9,031
Capital expenditures	**$ 609**	1,173	2,448	**75**	92	140	**8,815**	7,752	550	—	—	—	**9,499**	9,017	3,138
Depletion, amortization and reclamation	**$ 5,755**	6,462	5,990	**59**	58	72	**1,959**	342	—	—	—	—	**7,773**	6,862	6,062
Identifiable assets															
Producing assets	**$ 138,443**	148,272	147,325	**1,202**	1,368	1,074	**21,041**	13,417	2,459	—	—	—	**160,686**	163,057	150,858
Held for or under development	**8,296**	8,243	8,063	—	—	—	**1,152**	1,054	—	—	—	—	**9,448**	9,297	8,063
Corporate assets	—	—	—	—	—	—	—	—	—	**266**	1,079	7,457	**266**	1,079	7,457
	$ 146,739	156,515	155,388	**1,202**	1,368	1,074	**22,193**	14,471	2,459	**266**	1,079	7,457	**170,400**	173,433	166,378

Geographic Data (in thousands)

	Canada			Europe			Rest of the World			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Revenue	**$ 37,966**	30,323	29,506	—	—	1,153	—	1,521	9,154	**37,966**	31,844	39,813
Net earnings (loss) for the year	**$ 2,338**	3,197	(1,264)	**730**	—	1,141	—	1,521	9,154	**3,068**	4,718	9,031
Identifiable assets	**$ 170,326**	173,248	164,514	**326**	184	211	**1**	1	1,653	**170,653**	173,433	166,378

Revenue includes the following amounts from customers who account for 10% of revenue:

	2002	2001	2000
Mining	**$12,146**	$10,870	$10,152
Oil and Gas	—	—	$9,154

Auditors' Consent

We refer to the Management Information Circular and Proxy Statement of Denison Energy Inc. ("Denison Energy") dated January 29, 2004 ("Information Circular") relating to an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, TenWest Uranium Limited, Denison Mines Inc. ("Denison Mines"), Denison Oil Corporation ("Denison Oil"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership ("Partnership"), Denison Mines Holding Corporation and E. Peter Farmer and an arrangement by way of a Plan of Arrangement dated January 29, 2004 under Section 193 of the *Business Corporations Act* (Alberta) involving Denison Energy, Denison Resources, Denison Oil, Partnership, 1087215 Alberta Ltd and Forte Oil Corporation ("Forte") and Denison Mines. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned information circular of our report to the Directors of Denison Energy Inc. on the consolidated financial statements of Denison Energy Inc. for the years ended December 31, 2002, 2001 and 2000. Our report is dated February 28, 2003, except as it relates to Note 13 of the above-mentioned financial statements, for which it is dated January 29, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Toronto, Ontario
January 29, 2004

Calfrac Well Services Ltd.

Consolidated Financial Statements
September 30, 2003, December 31, 2002 and 2001

March 18, 2003

Auditors' Report

To the Directors of
Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of **Calfrac Well Services Ltd.** as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta

Calfrac Well Services Ltd.

Consolidated Balance Sheet

	September 30, 2003 $ (Unaudited)	December 31, 2002 $	December 31, 2001 $
Assets			
Current assets			
Cash	652,527	3,764,938	967,809
Marketable securities	1,344	5,790	5,790
Accounts receivable	34,350,852	24,711,854	11,543,098
Inventory	1,396,115	1,478,956	1,325,000
Prepaid expenses and deposits	1,256,840	1,268,331	462,736
	37,657,678	31,229,869	14,304,433
Long-term receivables	-	-	60,000
Capital assets (note 3)	76,569,258	62,610,402	46,327,570
Intangible assets (note 4)	326,627	549,908	847,616
Goodwill (note 4)	3,276,498	3,276,498	3,276,498
	117,830,061	97,666,677	64,816,117
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	19,510,763	16,233,169	6,889,138
Income taxes payable	2,914,898	1,714,640	845,214
Bank loans (note 5)	-	34,242,987	22,958,906
Current portion of long-term debt (note 6)	11,526,158	680,495	642,900
	33,951,819	52,871,291	31,336,158
Long-term debt (note 6)	27,407,787	1,706,340	2,249,850
Future income taxes (note 7)	6,753,753	5,896,138	4,121,816
	68,113,359	60,473,769	37,707,824
Shareholders' Equity			
Capital stock (note 8)	14,341,593	14,130,585	14,070,625
Retained earnings	35,375,109	23,062,323	13,037,668
	49,716,702	37,192,908	27,108,293
	117,830,061	97,666,677	64,816,117

Calfrac Well Services Ltd.

Consolidated Statement of Operations and Retained Earnings

	Nine months ended September 30,		Years ended December 31,		
	2003 $ (Unaudited)	2002 $ (Unaudited)	2002 $	2001 $	2000 $
Revenue	108,494,269	66,126,442	96,065,835	67,509,061	45,831,684
Expenses					
Operating	72,435,574	44,115,434	64,794,872	42,943,495	31,229,955
Selling, general and administrative	8,177,343	5,261,653	7,418,977	5,009,776	3,286,152
Other expenses (income)	442,511	(51,169)	(71,139)	6,383	38,252
Gain on disposal of assets	(3,725)	-	-	(6,934)	(174,999)
	81,051,703	49,325,918	72,142,710	47,952,720	34,379,360
	27,442,566	16,800,524	23,923,125	19,556,341	11,452,324
Depreciation	6,386,733	4,438,209	6,041,828	4,545,001	2,853,799
Amortization of intangibles	223,281	223,281	297,708	276,409	115,102
Interest	1,687,259	1,203,157	1,569,211	1,670,956	1,632,245
Income before income taxes	19,145,293	10,935,877	16,014,378	13,063,975	6,851,178
Income taxes					
Current (note 7)	5,974,892	3,311,327	4,215,401	879,722	91,781
Future (note 7)	857,615	813,438	1,774,322	4,418,962	1,058,609
	6,832,507	4,124,765	5,989,723	5,298,684	1,150,390
Non-controlling interest	-	-	-	-	49,925
	6,832,507	4,124,765	5,989,723	5,298,684	1,200,315
Net income for the period	12,312,786	6,811,112	10,024,655	7,765,291	5,650,863
Premium paid on shares repurchased	-	-	-	(3,200)	-
Retained earnings – Beginning of period	23,062,323	13,037,668	13,037,668	5,275,577	(375,286)
Retained earnings – End of period	35,375,109	19,848,780	23,062,323	13,037,668	5,275,577

Calfrac Well Services Ltd.

Consolidated Statement of Cash Flows

	Nine months ended September 30,		Years ended December 31,		
	2003 $ (Unaudited)	2002 $ (Unaudited)	2002 $	2001 $	2000 $
Cash provided by (used in)					
Operating activities					
Net income for the period	12,312,786	6,811,112	10,024,655	7,765,291	5,650,863
Items not involving cash					
Depreciation and amortization	6,610,014	4,661,490	6,339,536	4,821,410	2,968,901
Non-controlling interest	-	-	-	-	49,925
Gain on disposal of assets	(3,725)	-	-	(6,934)	(174,999)
Future income taxes	857,615	813,438	1,774,322	4,418,962	1,058,609
	19,776,690	12,286,040	18,138,513	16,998,729	9,553,299
Net change in non-cash working capital (note 11)	(5,066,843)	3,093,905	(3,914,850)	(3,329,634)	(1,513,255)
	14,709,847	15,379,945	14,223,663	13,669,095	8,040,044
Financing activities					
Issue of bank loans and long-term debt	10,136,378	3,067,465	17,784,533	23,765,032	13,904,026
Bank loan and long-term debt repayments	(7,832,256)	(5,010,997)	(7,006,367)	(17,605,036)	(5,508,881)
Repayment of shareholder loan	-	-	-	-	(8,720,689)
Net proceeds on issuance of common stock	211,008	59,960	59,960	1,075,000	310,000
Repurchase of common shares	-	-	-	(23,200)	-
	2,515,130	(1,883,572)	10,838,126	7,211,796	(15,544)
Investing activities					
Purchase of capital assets	(20,345,559)	(10,609,925)	(22,361,660)	(20,488,423)	(10,916,955)
Proceeds on disposal of capital assets	9,515	37,000	37,000	28,037	19,386
Proceeds on disposal of assets held for resale	-	-	-	-	3,723,550
Purchase of marketable securities	(1,344)	-	-	(5,790)	-
Proceeds on disposal of marketable securities	-	-	-	24,784	-
Repayment of long-term receivable	-	59,970	60,000	-	-
Acquisition of minority interest in subsidiary	-	-	-	-	(823,350)
	(20,337,388)	(10,512,955)	(22,264,660)	(20,441,392)	(7,997,369)
Increase (decrease) in cash for the period	(3,112,411)	2,983,418	2,797,129	439,499	27,131
Cash – Beginning of period	3,764,938	967,809	967,809	528,310	501,179
Cash – End of period	652,527	3,951,227	3,764,938	967,809	528,310
Supplementary information					
Interest paid	1,702,057	1,238,541	1,665,837	1,725,061	1,669,974
Income taxes paid	4,934,157	1,820,574	3,336,248	69,508	56,200

Calfrac Well Services Ltd.

Notes to Consolidated Financial Statements
September 30, 2003, December 31, 2002 and 2001

(Information as at and for the period ended September 30, 2003 is unaudited)

1 Description of business and basis of presentation

Calfrac Well Services Ltd. (the "company") is a private company originally incorporated under the Business Corporation Act (Alberta) on June 28, 1999. It amalgamated with 850288 Alberta Ltd. on January 1, 2000. The company has established oilfield operations in Red Deer, Alberta, Grand Prairie, Alberta and Medicine Hat, Alberta as well as the United States and offers stimulation services to the oil and gas industry including fracturing, acidizing and coiled tubing services.

2 Summary of significant accounting policies

The financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations which have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of consolidation

These financial statements include the accounts of Calfrac Well Services Ltd. and its wholly owned subsidiary, Calfrac Well Services Corp. Calfrac Well Services Corp. was incorporated in the United States during 2001 and commenced operations in the last quarter of 2001.

b) Foreign currency translation

The financial accounts of the subsidiary are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary denominated items are translated at the rate of exchange at the balance sheet date while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments maturing within 90 days.

d) Marketable securities

Marketable securities are carried at the lower of cost and market value.

e) Inventory

Inventory consists of chemicals and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(Information as at and for the period ended September 30, 2003 is unaudited)

f) Capital assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

g) Income taxes

The company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

h) Revenue recognition

Revenue is recognized as services are rendered and products are provided.

i) Stock-based compensation plans

The company does not recognize compensation cost for its stock-based compensation; therefore, no stock-based compensation expense is recorded either on granting or exercise of stock options. Consideration paid by employees, officers or directors on the exercise of stock options is recorded as share capital.

j) Goodwill

Goodwill, which represents the excess of cost over the fair value of net assets acquired, is assessed by the company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(Information as at and for the period ended September 30, 2003 is unaudited)

3 Capital assets

	As at December 31, 2002		
	Cost $	Accumulated depreciation and amortization $	Net $
Assets under construction	2,118,063	-	2,118,063
Field equipment	69,090,154	13,881,380	55,208,774
Buildings	2,934,357	9,734	2,924,623
Land	1,250,000	-	1,250,000
Shop, office and other equipment	863,744	303,044	560,700
Computers and computer software	802,852	384,827	418,025
Leasehold improvements	202,824	72,607	130,217
	77,261,994	14,651,592	62,610,402

	As at December 31, 2001		
	Cost $	Accumulated depreciation and amortization $	Net $
Assets under construction	1,324,916	-	1,324,916
Field equipment	52,606,623	8,354,004	44,252,619
Shop, office and other equipment	467,350	146,443	320,907
Computer and computer software	469,043	156,494	312,549
Leasehold improvements	156,241	39,662	116,579
	55,024,173	8,696,603	46,327,570

4 Intangible assets

	As at December 31,	
	2002 $	2001 $
Intangible asset	1,239,127	1,239,127
Accumulated amortization	(689,219)	(391,511)
	549,908	847,616

(Information as at and for the period ended September 30, 2003 is unaudited)

On February 23, 2000, the company acquired 100% of the outstanding shares of 851350 Alberta Ltd. ("851350") in exchange for 2,125,000 common shares valued at $1 per share. 851350 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851350, this contract was assigned to Calfrac Well Services Ltd. and 851350 was dissolved on March 1, 2000. $654,325 of the purchase price is being amortized over the four year life of the contract. $1,470,675 has been identified as having an indefinite life and has been classified as goodwill.

On April 5, 2001, the company acquired 100% of the outstanding shares of 851355 Alberta Ltd. ("851355") in exchange for 2,390,625 common shares valued at $1 per share. 851355 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851355, this contract was assigned to Calfrac Well Services Ltd. and 851355 was dissolved on April 10, 2001. $584,802 of the purchase price is being amortized over the four year life of the contract. $1,805,823 has been identified as having an indefinite life and has been classified as goodwill.

As a consequence of the transactions described above, the oil and gas producer acquired a significant minority interest in the company. For the nine months ended September 30, 2003, the company provided services to the oil and gas producer in the amount of $56,952,697 (September 30, 2002 –$28,690,951; December 31, 2002 – $56,270,727; 2001 – $16,137,002; 2000 – $7,523,493). At September 30, 2003 the oil and gas producer owed the company $11,916,589 (December 31, 2002 – $12,261,137; 2001 – $3,765,236). The company's transactions with the oil and gas producer were in the normal course and have been measured at the exchange amount.

5 Bank loans

	As at December 31,	
	2002 **$**	**2001** **$**
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $236,150 per month, secured by charges on specific equipment.	11,780,084	-
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $125,000 per month, secured by charges on specific equipment.	6,404,523	7,837,058
Bankers acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payments of $166,975, secured by charges on specific equipment.	4,894,822	6,507,156
Bankers acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $119,870, secured by charges on specific equipment.	3,488,353	4,637,216
Bankers acceptance bearing interest at 6.39% plus stamping fees of 1.5% requiring blended monthly payments of $146,168, secured by charges on specific equipment.	2,475,205	3,970,477
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $15,556 per month, secured by charges on land and buildings.	2,800,000	-

(Information as at and for the period ended September 30, 2003 is unaudited)

	As at December 31,	
	2002 $	2001 $
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $60,000 per month, secured by charges on specific equipment.	2,400,000	-
Loan bearing interest at prime plus 1%.	-	6,999
	34,242,987	22,958,906

In 2002, the company implemented the Canadian Institute of Chartered Accountants ("CICA") pronouncement EIC #122. The pronouncement requires that bank debt that is callable on demand be reclassified as a current liability. This presentation has been adopted for December 31, 2002 with prior periods reclassified to conform to this presentation.

Effective September 2003, the company renegotiated the terms of these loans to remove the demand feature. Accordingly, at September 30, 2003, these loans have been reflected as long-term, with the current portion of long-term debt reflected accordingly. In November 2003, the loans were amalgamated under one loan facility.

As at September 30, 2003, the company had an unutilized operating loan facility of $5 million and an undrawn revolving equipment term loan in the amount of $7.5 million.

Scheduled principal repayments required in each year to retire the bank loans and long-term debt (see note 6) as at September 30, 2003 are as follows:

	$
2004	11,526,158
2005	10,190,006
2006	6,731,606
2007	4,719,917
2008	3,020,472
Thereafter	2,745,786
	38,933,945

(Information as at and for the period ended September 30, 2003 is unaudited)

6 Long-term debt

	As at December 31,	
	2002 **$**	**2001** **$**
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $53,575 per month, secured by charges on specific equipment.	2,249,850	2,892,750
Non-interest bearing unsecured loan requiring a fixed principal payment of $37,595 per annum.	136,985	-
	2,386,835	2,892,750
Less: Current portion	(680,495)	(642,900)
	1,706,340	2,249,850

7 Income taxes

The following table summarizes the temporary differences that give rise to the future tax liability at December 31:

	As at December 31,	
	2002 **$**	**2001** **$**
Capital assets	6,841,722	4,668,318
Bonus payable	(858,621)	(430,102)
Deferred financing costs	(56,344)	(82,760)
Other	(30,619)	(33,640)
	5,896,138	4,121,816

(Information as at and for the period ended September 30, 2003 is unaudited)

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 42.1% (2001 – 42.6%; 2000 – 43.6%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

	Years ended December 31,		
	2002 **$**	**2001** **$**	**2000** **$**
Income before tax	16,014,378	13,063,975	6,851,178
Income tax rate	42.1%	42.6%	43.6%
Computed expected income tax expense	6,742,053	5,565,253	2,897,114
Increase (decrease) in income taxes resulting from			
Manufacturing and processing – lower effective tax rate	(879,281)	(674,101)	(422,033)
Non-deductible expenses	177,781	127,800	87,713
Future income tax benefit from tax rate reduction	(87,787)	-	-
U.S. – lower effective tax rate	(38,676)	-	-
Utilization of loss carryforwards not previously recognized	-	-	(1,376,739)
Other	(8,367)	201,732	(127,446)
Large corporations tax	84,000	78,000	91,781
	5,989,723	5,298,684	1,150,390

8 Capital stock

Authorized
Unlimited number of common shares
Unlimited number of first and second preferred shares

Common shares issued and outstanding

	Number of shares	**Amount** **$**
Balance – December 31, 1999	8,190,000	8,190,000
Issued shares for cash	310,000	310,000
Issued shares for acquisition of 851350 Alberta Ltd. (note 4)	2,125,000	2,125,000
Balance – December 31, 2000	10,625,000	10,625,000
Issued shares for acquisition of 851355 Alberta Ltd. (note 4)	2,390,625	2,390,625
Issued shares for cash	430,000	1,075,000
Repurchased shares for cash	(8,000)	(20,000)
Balance – December 31, 2001	13,437,625	14,070,625
Issued shares for cash	20,200	59,960
Balance – December 31, 2002	13,457,825	14,130,585

(Information as at and for the period ended September 30, 2003 is unaudited)

Stock options

The company issued 265,625 stock options to senior executives on August 15, 2003 with an exercise price of $1 per share. The stock options granted vest immediately and expire in five years. Stock options vested may be exercised at any time between the date on which it becomes exercisable and the end of the stock option's term.

Stock-based compensation costs

Effective January 1, 2002, Canadian generally accepted accounting principles require disclosure of impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the company's net income would approximate the following pro-forma amounts:

	September 30, 2003 $
Stock-based compensation costs	828,750
Net income for the period	
As reported	12,312,786
Pro-forma	11,484,036

The stock-based compensation costs are recognized over the vesting period of the stock options granted.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model, minimum value method, based on the following:

	September 30, 2003
Fair value of stock options granted (per common share)	$3.12
Risk-free interest rate	3.C
Expected life (years)	0.5
Expected volatility	0%
Dividends paid	-

(Information as at and for the period ended September 30, 2003 is unaudited)

9 Commitments

The company leases property (premises), equipment and vehicles under agreements requiring aggregate minimum payment over the next five years, from December 31, 2002, as follows:

	$
2003	2,199,932
2004	1,848,807
2005	734,610
2006	616,612
2007	540,265

10 Financial instruments

The company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, long-term receivable, all current liabilities and long-term debt.

a) Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of the bank loans and long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

b) Credit risk

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk

The company is exposed to interest rate cash flow risk on debt subject to floating interest rates.

(Information as at and for the period ended September 30, 2003 is unaudited)

11 Supplemental information

Change in non-cash operating working capital

	Nine months ended September 30,		Years ended December 31,		
	2003 $	2002 $	2002 $	2001 $	2000 $
Accounts receivable	(9,639,028)	(3,858,031)	(13,168,756)	(2,875,642)	(5,674,898)
Inventory	82,841	123,537	(153,956)	(877,500)	(354,803)
Prepaid expenses and deposits	11,491	(435,287)	(805,595)	(186,341)	(152,289)
Accounts payable and accrued liabilities	3,277,595	5,760,934	9,344,031	(235,365)	4,668,735
Income taxes payable	1,200,258	1,502,752	869,426	845,214	-
	(5,066,843)	3,093,905	(3,914,850)	(3,329,634)	(1,513,255)

Non-cash transactions

	Years ended December 31,		
	2002 $	2001 $	2000 $
Acquisition of 851350 Alberta Ltd.	-	-	(2,125,000)
Acquisition of 851355 Alberta Ltd.	-	(2,390,625)	-
Issuance of share capital	-	2,390,625	2,125,000

12 Segmented information

The company's activities are conducted in two geographic segments: Canada and the United States. The United States segment began operations in 2001. All activities are related to stimulation services to the oil and gas industry.

	Canada				United States			
	For the nine-month period ended Sept. 30, 2003 $	For the nine-month period ended Sept. 30, 2002 $	For the year ended Dec. 31, 2002 $	For the year ended Dec. 31, 2001 $	For the nine-month period ended Sept. 30, 2003 $	For the nine-month period ended Sept. 30, 2002 $	For the year ended Dec. 31, 2002 $	For the year ended Dec. 31, 2001 $
Revenue	97,862,740	54,864,804	81,187,038	67,484,715	10,986,295	12,649,344	16,809,509	324,614
Expenses								
Operating	(63,512,607)	(37,238,883)	(55,302,489)	(42,924,384)	(9,277,733)	(8,264,257)	(11,423,095)	(319,379)
Selling, general and administrative	(7,876,588)	(5,177,569)	(7,187,320)	(5,009,633)	(944,000)	(84,084)	(1,864,479)	(15,918)
Other income (expenses)	303,908	28,278	1,706,731	9,622	(103,174)	22,891	(2,770)	(230)
Gain on disposal of assets	3,725	-	-	6,934	-	-	-	-
	26,781,178	12,476,630	20,403,960	19,567,254	661,388	4,323,894	3,519,165	(10,913)
Depreciation and amortization	(6,568,381)	(4,627,691)	(6,291,811)	(4,821,410)	(41,633)	(33,799)	(47,725)	-
Interest	(1,663,317)	(1,189,274)	(1,551,560)	(1,670,956)	(23,942)	(13,883)	(17,651)	-
Intersegment equipment charges	1,936,790	1,021,321	1,485,377	-	(1,936,790)	(1,021,321)	(1,485,377)	-
Income before income taxes	20,486,270	7,680,986	14,045,966	13,074,888	(1,340,977)	3,254,891	1,968,412	(10,913)
Income taxes	(7,323,897)	(2,872,426)	(5,228,239)	(5,298,684)	491,390	(1,252,339)	(761,484)	-
Net income	13,162,373	4,808,560	8,817,727	7,776,204	(849,587)	2,002,552	1,206,928	(10,913)
Segmented assets	116,247,425	73,781,932	96,093,711	64,827,030	3,505,610	4,999,373	4,713,228	325,866
Capital expenditures	20,300,684	10,415,809	22,167,544	20,488,423	44,875	194,116	194,116	-
Goodwill	3,276,498	3,276,498	3,276,498	3,276,498	-	-	-	-

	Intersegment Eliminations				Consolidated			
	For the nine-month period ended Sept. 30, 2003 $	For the nine-month period ended Sept. 30, 2002 $	For the year ended Dec. 31, 2002 $	For the year ended Dec. 31, 2001 $	For the nine-month period ended Sept. 30, 2003 $	For the nine-month period ended Sept. 30, 2002 $	For the year ended Dec. 31, 2002 $	For the year ended Dec. 31, 2001 $
Revenue	(354,766)	(1,387,706)	(1,930,712)	(300,268)	108,494,269	66,126,442	96,065,835	67,509,061
Expenses								
Operating	354,766	1,387,706	1,930,712	300,268	(72,435,574)	(44,115,434)	(64,794,872)	(42,943,495)
Selling, general and administrative	643,245	-	1,632,822	15,775	(8,177,343)	(5,261,653)	(7,418,977)	(5,009,776)
Other income (expenses)	(643,245)	-	(1,632,822)	(15,775)	(442,511)	51,169	71,139	(6,383)
Gain on disposal of assets	-	-	-	-	3,725	-	-	6,934
	-	-	-	-	27,442,566	16,800,524	23,923,125	19,556,341
Depreciation and amortization	-	-	-	-	(6,610,014)	(4,661,490)	(6,339,536)	(4,821,410)
Interest	-	-	-	-	(1,687,259)	(1,203,157)	(1,569,211)	(1,670,956)
Intersegment equipment charges	-	-	-	-	-	-	-	-
Income before income taxes	-	-	-	-	19,145,293	10,935,877	16,014,378	13,063,975
Income taxes	-	-	-	-	(6,832,507)	(4,124,765)	(5,989,723)	(5,298,684)
Net income	-	-	-	-	12,312,786	6,811,112	10,024,655	7,765,291
Segmented assets	(1,922,974)	(960,523)	(3,140,262)	(336,779)	117,830,061	77,820,782	97,666,677	64,816,117
Capital expenditures	-	-	-	-	20,345,559	10,609,925	22,361,660	20,488,423
Goodwill	-	-	-	-	3,276,498	3,276,498	3,276,498	3,276,498

AUDITORS' CONSENT

We have read the information circular of Denison Energy Inc. (the "Corporation") dated January 29, 2004 relating to the reorganization of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned information circular of our report to the directors of Calfrac Well Services Ltd. ("Calfrac") on the consolidated balance sheets of Calfrac as at December 31, 2002 and 2001 and the statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. Our report is dated March 18, 2003.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
January 29, 2004

EXHIBIT P
DENISON MINES STOCK OPTION PLAN

DENISON MINES INC.
STOCK OPTION PLAN

1. PURPOSE OF PLAN

1.1 The purpose of the Plan is to assist directors, officers, employees and consultants (as permitted by applicable law) of the Corporation and any Subsidiary to participate in the growth and development of the Corporation and its Subsidiaries by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2. DEFINED TERMS

In the Plan, the following terms shall have the following meanings, respectively:

2.1 "**Acquiror**" means any person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the *Business Corporations Act* (Ontario) with any such person, group of persons or any of such persons acting jointly or in concert;

2.2 "**Board**" means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee or another Committee of the board of directors of the Corporation;

2.3 "**Business Day**" means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.4 "**Control Change**" has the meaning given to it in Section 8.1;

2.5 "**Control Change Period**" means the twelve month period following the Effective Date of a Control Change;

2.6 "**Corporation**" means Denison Mines Inc.;

2.7 "**Effective Date**" means the date upon which a Control Change occurs;

2.8 "**Eligible Person**" means any director, officer, employee or consultant (as permitted by applicable law) of the Corporation or any Subsidiary;

2.9 "**Exchange**" means the Toronto Stock Exchange or any other exchange on which the Shares are or may be listed and posted for trading from time to time provided that if the Corporation's Shares are listed on more than one exchange, then Exchange shall mean the principal exchange upon which the Corporation's Shares are trading based on the volume of Shares traded on an annual basis;

2.10 "**Incumbent Director**" means any member of the board of directors of the Corporation who was a member of the board of directors of the Corporation immediately prior to the Effective Date of a Control Change;

2.11 "**Insider**" means:

(i) an insider as defined under Section 1(1) of the *Securities Act* (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(ii) an associate as defined under Section 1(1) of the *Securities Act* (Ontario) of any person who is an insider by virtue of (i) above;

2.12 "**Market Price**" at any date in respect of the Shares shall be the market price on which the Shares traded on the Exchange at closing on the day immediately preceding the relevant date or if the

Shares are not then listed and posted for trading on an Exchange at such price as may be determined by the Board, acting reasonably;

2.13 "**Option**" means an option to purchase Shares granted under the Plan;

2.14 "**Option Price**" means the price per share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8;

2.15 "**Optionee**" means an Eligible Person to whom an Option has been granted;

2.16 "**Person**" means an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the *Business Corporations Act* (Ontario);

2.17 "**Plan**" means this stock option plan, as amended from time to time;

2.18 "**Share Compensation Arrangement**" means any stock option, stock option plan, stock appreciation right, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

2.19 "**Shares**" means the common shares of the Corporation, or, in the event of an adjustment contemplated by Article 8, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.20 "**Subsidiary**" means any subsidiary of the Corporation within the meaning of the *Business Corporations Act* (Ontario).

3. ADMINISTRATION OF THE PLAN

3.1 The Plan shall be administered by the Board.

3.2 The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(i) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(ii) to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan, and any such interpretation, construction or termination made by the Board shall be final, binding and conclusive for all purposes;

(iii) to determine which Eligible Persons are granted Options and to grant Options;

(iv) to determine the number of Shares covered by each Option;

(v) to determine the Option Price;

(vi) to determine the time or times when Options will be granted and exercisable;

(vii) to determine if the Shares that are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

(viii) to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

4. SHARES SUBJECT TO PLAN

4.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Section 8, shall not exceed 3,000,000 Shares. Shares in respect of which Options are not exercised shall be available for subsequent Options under the Plan. No fractional shares may be purchased or issued under the Plan.

5. ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1 Options may be granted to directors, officers, employees or consultants (as permitted by applicable law) of the Corporation or of any Subsidiary of the Corporation.

5.2 Subject as herein and as otherwise specifically provided for in this Plan, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board; provided, however, that if no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(i) the period during which an Option shall be exercisable shall not exceed ten years from the date the Option is granted to the Optionee; and

(ii) subject to Section 6.2, the terms of any Option granted may restrict the exercise of the Option prior to the expiry of any designated period and may limit the number of Shares in respect of which the Option may be exercised (or the proportion of the Shares subject to the Option in respect of which the Option may be exercised) on or before a specified date or specified dates.

5.3 The Option Price on Shares that are subject to any Option shall in no circumstances be lower than the Market Price on the date of grant.

5.4 The total number of Shares to be optioned to any Optionee under this Plan shall not exceed 5% of the issued and outstanding Shares at the date of the grant of the Option.

5.5 The maximum number of Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Shares outstanding at the time of the grant less the aggregate number of Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

5.6 The maximum number of Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Shares outstanding at the time of the issuance, excluding Shares issued under the Plan or any other Share Compensation Arrangement over the preceding one year period. The maximum number of Shares which may be issued to any one Insider under the Plan or any other Share Compensation Arrangement within a one year period shall be 5% of the Shares outstanding at the time of the issuance, excluding Shares issued to such Insider under the Plan or any other Share Compensation Arrangement over the preceding one year period.

5.7 Any entitlement to acquire Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the Optionee becoming an Insider shall be excluded for the purposes of the limits set out in 5.5 and 5.6 above.

5.8 An Option is personal to the Optionee and is non-assignable.

5.9 At the sole and absolute discretion of the Board, the Board may permit an Optionee;

(i) to surrender Options which are exercisable pursuant to Section 5.2 and to receive from the Corporation cash in an amount equal to the excess of the Market Price at the time of surrender over the exercise price, times the number of Options surrendered; or

(ii) to surrender Options which are exercisable pursuant to Section 5.2 and to receive from the Corporation that number of Shares determined by dividing the excess of the Market Price over the exercise price, times the number of Options surrendered by the market price of the Shares.

Any such surrendered Options shall expire and terminate on receipt of cash or Shares in accordance with the foregoing.

6. TERMINATION OF EMPLOYMENT

6.1 Subject to Section 6.2 hereof and to any express resolution passed by the Board with respect to any Option, an Option, and all rights to purchase Shares pursuant thereto, shall expire and terminate immediately upon the Optionee ceasing to be a director, officer or full-time employee or consultant of the Corporation or of any Subsidiary.

6.2 Notwithstanding Section 6.1, if, for any reason whatsoever (other than termination of an employee by the Corporation or any Subsidiary for cause) before the expiry (in accordance with the terms thereof) of an Option held by an Optionee who is a director, officer, employee or consultant, such Optionee ceases to be at least one of a director, officer, employee or consultant, including termination by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the Optionee, or, if the Optionee is deceased, by the legal personal representative(s) of the estate of the Optionee, as follows:

(i) during the first 60 days following the date of death of the Optionee, if the Optionee dies;

(ii) at any time within 60 days from the date notice of termination of the employment of the Optionee is given to the Optionee by the Corporation or any Subsidiary if the Corporation or any Subsidiary is terminating the Optionee's employment; or

(iii) at any time within 60 days from the date notice of termination of the employment of the Optionee is given to the Corporation or any Subsidiary by the Optionee if the Optionee is terminating his employment,

but in either case, prior to the expiry of the Option in accordance with the terms thereof. For the purposes of this Section 6.2, no unvested Option shall vest following the date of death of an Optionee or the date notice is provided in accordance with Subsections 6.2(b) or (c). For the purposes of Sections 6.2 and 6.3, directors, officers and consultants shall be deemed to be employed by the Corporation or a Subsidiary, as applicable.

6.3 Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed on a full-time basis by, or continues to be a director, officer or consultant of, the Corporation or any Subsidiary.

7. EXERCISE OF OPTIONS

7.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(i) completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii) the listing of such Shares on any stock exchange on which the Shares may then be listed if applicable; and

(iii) the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

8. CONTROL CHANGE AND CERTAIN ADJUSTMENTS

8.1 Notwithstanding any other provision of this Plan, in the event of:

(i) the direct or indirect acquisition by an Acquiror of voting securities of the Corporation (whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof and whether on a one time basis or cumulatively) that represent the right to cast more than thirty-five percent of the votes attaching to all shares in the capital of the Corporation which may be cast to elect directors of the Corporation, provided that the Acquiror was not approved by the Incumbent Directors;

(ii) the direct or indirect acquisition by an Acquiror of voting securities of the Corporation (whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof and whether on a one time basis or cumulatively) that represent the right to cast up to and including fifty percent of the votes attaching to all shares in the capital of the Corporation which may be cast to elect directors of the Corporation, except where the Incumbent Directors continue to constitute a majority of the board of directors of the Corporation during the Control Change Period;

(iii) the direct or indirect acquisition by an Acquiror of voting securities of the Corporation (whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof and whether on a one time basis or cumulatively) that represent the right to cast more than fifty percent of the votes attaching to all shares in the capital of the Corporation which may be cast to elect directors of the Corporation;

(iv) the shareholders of the Corporation approve an amalgamation, arrangement, merger or other consolidation of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately prior thereto do not immediately thereafter own shares of the successor or continuing corporation which entitles them to cast more than fifty percent of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation;

(v) a liquidation, dissolution or winding-up of the Corporation; or

(vi) a sale, lease or other disposition of all or substantially all of the assets of the Corporation;

(herein referred to as a "Control Change") then notwithstanding that at the Effective Date the Optionee may not be entitled to all of the Shares granted by the Option, the Optionee shall be entitled to exercise the Options to the full amount of the Shares remaining subject to the Option at that time within sixty (60) days of the Effective Date.

8.2 Appropriate adjustments as regards Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation or the amalgamation or merger of the Corporation with or into any other entity. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the Shareholders of the Corporation and to acceptance by the Exchange, respectively, if applicable.

9. ACCOUNTS AND STATEMENTS

9.1 The Corporation shall maintain records of the details of each Option granted to each Optionee under the Plan. Upon request therefor from an Optionee and at such other times as the Corporation shall determine, the Corporation shall furnish the Optionee with a statement setting forth details of his Options. Such statement shall be deemed to have been accepted by the Optionee as correct unless written notice to the contrary is given to the Corporation within 10 days after such statement is given to the Optionee.

10. NOTICES

10.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to an Optionee or any person claiming or deriving any rights through him shall be given by:

(i) delivering it personally to the Optionee or the person claiming or deriving rights to him, as the case may be; or

(ii) mailing it, postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Optionee in the Corporation's or the Subsidiary's (as the case may be) personnel records.

10.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Corporation shall be given by mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the Corporation at the following address:

Denison Mines Inc.
Atrium on Bay
40 Dundas Street W., Suite 320
Toronto, Ontario M5G 2C2
Attention: President

10.3 Any payment, notice, statement, certificate or instrument referred to in Sections 11.1 or 11.2, if delivered, shall be deemed to have been given or delivered, on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed.

11. SHAREHOLDER AND REGULATORY APPROVAL

11.1 The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation in accordance with the

Business Corporations Act (Ontario) and to acceptance by the Exchange. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance is given.

12. AMENDMENT OR DISCONTINUANCE OF PLAN

12.1 The Board may amend (subject to any necessary regulatory approvals) or discontinue the Plan at any time; provided, however, no such amendment may be made, without the consent of the Optionee, which would alter or impair any Option previously granted to an Optionee under the Plan.

13. MISCELLANEOUS

13.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan and the issuance of the Shares by the Corporation.

13.2 Nothing in the Plan or any Option shall confer upon any Optionee any right to continue in the employment of or the retainer by the Corporation or any Subsidiary of the Corporation or affect in any way the right of the Corporation or any such Subsidiary to terminate his employment or retainer at any time; nor shall anything in the plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any such Subsidiary to extend the employment or retainer of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or any present or future retirement policy of the Corporation or any Subsidiary, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment or retainer with the Corporation or any Subsidiary.

13.3 To the extent required by law or regulatory policy or necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange if the Corporation's Shares are then listed and the appropriate securities regulatory authorities.

13.4 This Plan shall be construed and interpreted in accordance with the laws of Ontario.

13.5 If any provision of this Plan is determined to be void, the remaining provisions shall be binding as though the void parts were deleted.

EXHIBIT Q
DENISON OIL STOCK OPTION PLAN

FORTE RESOURCES INC.
SHARE OPTION PLAN

1. **Purpose of Plan**

The purpose of this plan (the "**Plan**") is to develop the interest of officers, directors and employees of Forte Resources Inc. (the "**Corporation**") and its subsidiaries and other persons who provide ongoing management or consulting services to the Corporation or its subsidiaries in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

2. **Administration**

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "**Committee**") pursuant to rules of procedure fixed by the Board of Directors.

3. **Granting of Options**

The Committee may from time to time designate directors, officers or employees of the Corporation and its subsidiaries or any other Insider of or Service Provider to the Corporation and its subsidiaries (collectively, the "**Optionees**") to whom options ("**Options**") to purchase common shares ("**Common Shares**") of the Corporation may be granted and the number of Common Shares to be optioned to each and may grant such Options, provided that the number of Common Shares reserved for issuance on exercise of all Options outstanding under the Plan at any time shall not exceed the greater of: (i) 2,000,000; and, if permitted by the stock exchanges on which the Common Shares are listed, (ii) 10% of the number of Common Shares outstanding from time to time (collectively, the "**Common Share Maximum**") shall, subject to adjustment as set forth in Section 8 and as hereinafter provided;

Subject to all necessary regulatory approvals, the Common Share Maximum, once in effect, may be increased by the Board of Directors with the approval of the shareholders of the Corporation as required by the stock exchanges upon which the Common Shares are then listed.

4. **Vesting**

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist, and in the absence of any determination by the Committee, the vesting shall be as to one third of the number of Options granted on each anniversary date of the date of grant over the following three years.

5. **Exercise Price**

The exercise price (the "**Exercise Price**") of any Option shall be fixed by the Committee when such Option is granted, provided that from and after the date that the Common Shares are listed on a stock exchange (the "**Exchange**"), such price shall not be less than the current market price (the "**Current Market Price**") of the Common Shares, which, subject to any requirements of any stock exchange to the contrary, shall mean the closing trading price per Common Share on the Exchange on the last day immediately prior to the date of grant that the Common Shares traded (or if the Common Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the Committee for such purpose); provided that if the Committee in its sole discretion determines that such closing trading price would not be representative of the market price of the Common Shares, then Current Market Price shall mean the weighted average price per share for Common Shares for five (5) consecutive trading days ending on the last trading day preceding the date of grant on which there was a closing price on the Exchange; the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold

on the Exchange during the said five (5) consecutive trading days by the total number of Common Shares so sold. The Board of Directors of the Corporation are authorized to amend the mechanism by which the Current Market Price may be calculated at any time, in order to comply with the requirements of any stock exchange on which the Common Shares are listed.

6. **Option Terms**

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant provided that no Option may be exercised beyond five (5) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the option shall terminate on the date determined by the Committee which shall not be more than twelve months from the date of death and, in the absence of any determination by the Committee, will be the date that is six months following the date of death; and

(b) if the Optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the expiry of the period (the "**Termination Date**") not in excess of six months prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be and, in the absence of any determination by the Committee, will be 90 days following the Termination Date;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

7. **Exercise of Option**

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

8. **Alterations in Shares and Accelerated Vesting**

(a) Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

(b) Take over Bid: If while any option is outstanding a take over bid (as defined in the *Securities Act* (Ontario)) which is not exempt from the take over bid requirements of Part XX of the *Securities Act* (Ontario) (or its replacement or successor provisions) shall be made for all or substantially all of the Common Shares of the Corporation, each optionee's options to purchase Common Shares which have not otherwise vested shall be deemed to have vested, the optionee shall have the right to exercise the option to purchase all of the Common Shares which have not been previously purchased on exercise of any outstanding options and which have vested (including those which

have vested in accordance with the foregoing), but any such option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such take over bid. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the take over bid, any such Common Shares so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the treasury of the Corporation, and shall be added back to the number of Common Shares, if any, remaining unexercised under the option (and shall thus be available for exercise of the option in accordance with the terms thereof) and upon presentation of the Corporation of share certificates representing such Common Shares properly endorsed for transfer back to the Corporation, the Corporation shall refund to the optionee all consideration paid by him or her in the initial purchase thereof. In the event that such take over bid is made and the Common Shares are taken up and paid for pursuant to such take over bid, the Corporation shall have the right to satisfy any obligation to the optionee in respect of any options not exercised prior to such taking up and paying, by paying to the optionee (subject to applicable withholding tax), in cash, the difference between the exercise price of all unexercised options granted and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised options on such date, which determination of fair market value shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefore, and any reasonable determination made by the said Board or committee shall be binding and conclusive. Upon payment as aforesaid, the option agreement and option shall terminate and the optionee shall cease to have any further rights thereunder effective immediately prior to the offeror pursuant to such takeover bid taking up and paying for Common Shares pursuant to the take over bid.

(c) Change of Control: In the event of a Change of Control occurring, each optionee's options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the options.

9. **Option Agreements**

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen and the rules of any regulatory body having jurisdiction over the Corporation.

10. **Regulatory Authorities Approvals**

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. If the Common Shares are listed on a stock exchange, any Options granted after such listing and prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

11. **Amendment or Discontinuance of the Plan**

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan and provided further that any amendment to the Plan will be subject to receipt of all necessary regulatory approvals.

12. **Common Shares Duly Issued**

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

13. **Definitions**

In this Plan, capitalized terms not otherwise defined in this Plan have the following meanings:

(a) **"Associate"** has the meaning ascribed thereto by the *Securities Act* (Ontario) as from time to time amended, supplemented or re enacted;

(b) **"Change of Control"** means any of the following:

(i) the sale by the Corporation of all of the assets of the Corporation or substantially all of the assets of the Corporation;

(ii) the acquisition by any Person (whether from the Corporation or from any other Person) of Common Shares or other securities of the Corporation having rights of purchase, conversion or exchange into Common Shares of the Corporation which together with securities of the Corporation held by such Person, together with Persons acting jointly or in concert (as those terms are defined by the *Securities Act* (Alberta)) with such Person, exceeds 51% of the issued and outstanding Common Shares of the Corporation, (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of Common Shares of the Corporation, such Person or Persons would be entitled to); or

(iii) the amalgamation or merger of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation or merger of the Corporation with or into a subsidiary (as such term is defined in the *Alberta Business Corporations Act*) of the Corporation; or (b) an amalgamation or merger of the Corporation unanimously recommended by the Board of Directors provided that the former holders of Common Shares receive, in the aggregate and in their capacities as such, shares of the amalgamated or merged Corporation having attached thereto not less than 51% of the votes attached to all shares of such amalgamated or merged Corporation);

(iv) the election at a meeting of the Corporation's shareholders of that number of persons which would represent a majority of the Board of Directors as directors of the Corporation, who are not included in the slate for election as directors proposed to the Corporation's shareholders by management of the Corporation;

(v) the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) or (iv) referred to above; or

(vi) a determination by the Board of Directors that there has been a change, whether by way of a change in the holding of the Common Shares of the Corporation, in the ownership of the Corporation's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

(c) **"Insider"** of the Corporation means:

(i) an insider as defined in the *Securities Act* (Ontario) as from time to time amended, supplemented or re enacted, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii) an Associate of any person who is an insider by virtue of paragraph i.;

(d) **"Outstanding Common Shares"** at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non diluted basis, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one year period, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including The Toronto Stock Exchange;

(e) **"Person"** includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative and any national, provincial, state or municipal government;

(f) **"Service Provider"** means:

(i) an employee or Insider of the Corporation or of any of its subsidiaries; and

(ii) any other person or company engaged to provide on going management or consulting services for the Corporation or any entity controlled by the Corporation;

(g) **"Share Compensation Agreement"** means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; and

(h) **"subsidiary"** has the meaning assigned thereto under the *Securities Act* (Ontario) as from time to time amended, supplemented or re enacted.

14. **Effective Date**

This Plan is effective from ____________, 2004.

Denison Energy Inc.

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

A B C | 1 2 3 | X | X

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INSTRUMENT OF PROXY
(SHAREHOLDERS)
FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON WEDNESDAY, MARCH 3, 2004

Notes

1. If the shareholder is a corporation, it must be signed by an officer or attorney thereof duly authorized.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Secretary of the Corporation c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, facsimile number (416) 263-9524 or toll free 1-866-249-7775 by 5.00 P.M. (Toronto time) on the last Business Day before the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

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002ZZA

Appointment of Proxyholder

The undersigned shareholder of Denison Energy Inc. (the "**Corporation**" or "**Denison Energy**") hereby appoints E. Peter Farmer, of the City of Toronto in the Province of Ontario, President of the Corporation, or failing him, Donna J. Gallant, of the City of Toronto, in the Province of Ontario, Secretary of the Corporation,

OR **instead of either of the foregoing** [ ]

as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of the shareholders of the Corporation (the "**Denison Meeting**") to be held on Wednesday, March 3, 2004 at 10:30 A.M. (Toronto time) at the Metro Toronto Convention Centre, 255 Front Street West, Room 203B, Toronto, Ontario and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Denison Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below. Capitalized terms used in this proxy that are not defined herein have the meanings given to such terms in the Information Circular dated January 29, 2004 accompanying this proxy (the "**Information Circular**").

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner (mark (X) the appropriate box) and if no specification is made, FOR:

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	FOR	AGAINST
1. A special resolution, the full text of which is set forth as Exhibit "A" to the Information Circular, approving an arrangement under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, its shareholders and optionholders, a share subscription by Matco Capital Ltd., and certain matters related thereto, all as more particularly described in the Information Circular;		
2. An ordinary resolution, the full text of which is set forth as Exhibit "C" to the Information Circular, approving an arrangement under Section 193 of the *Business Corporations Act* (Alberta) involving Denison Energy, Denison Oil Corporation ("**Denison Oil**"), Forte Oil Corporation and 1087215 Alberta Ltd., and certain other matters relating to the business of Denison Oil, including the approval of a new share option plan for Denison Oil, all as more particularly described in the Information Circular;		
3. An ordinary resolution, the full text of which is set forth as Exhibit "D" to the Information Circular, approving certain matters relating to the possible acquisition of Calfrac Well Services Ltd., by the Corporation all as more particularly described in the Information Circular;		
4. An ordinary resolution adopting a new Stock Option Plan for Denison Mines Inc. ("**Denison Mines**"), a copy of which is attached as Exhibit "P" to the Information Circular, as more particularly described in the Information Circular;		
5. An ordinary resolution authorizing Denison Mines to enter into one or more private placement transactions to issue up to 8,000,000 common shares, as more particularly described in the Information Circular;		
6. An ordinary resolution authorizing Denison Oil to enter into one or more private placement transactions to issue up to 18,200,000 common shares, as more particularly described in the Information Circular; and		
7. A special resolution authorizing Denison Oil to change its name from "Denison Oil Corporation" to "Forte Resources Inc.", as more particularly described in *the Information Circular.*		

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This Instrument of Proxy is solicited on behalf of the management of the Corporation. The common shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for and on the behalf of such shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholders' appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN

Signature(s) [ ]

Date - Day / Month / Year [/ /]

If you have any questions or need assistance in completing this Instrument of Proxy,
Please contact E. Peter Farmer, President of the Corporation at (416) 979-1991 (extension 231)

DENQ

00300A

DENISON ENERGY INC.

INSTRUMENT OF PROXY
(OPTIONHOLDERS)
FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS

TO BE HELD ON WEDNESDAY, MARCH 3, 2004

The undersigned optionholder of Denison Energy Inc. (the "**Corporation**" or "**Denison Energy**") hereby appoints E. Peter Farmer, of the City of Toronto, in the Province of Ontario, President of the Corporation, or failing him, Donna J. Gallant, of the City of Toronto, in the Province of Ontario, Secretary of the Corporation, or instead of either of the foregoing, ______________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of the optionholders of the Corporation (the "**Denison Meeting**") to be held on Wednesday, March 3, 2004 at 10:30 A.M. (Toronto time) at the Metro Toronto Convention Centre, 255 Front Street West, Room 203B, Toronto, Ontario and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Denison Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below. Capitalized terms used in this proxy that are not defined herein have the meanings given to such terms in the Information Circular dated January 29, 2004 accompanying this proxy (the "**Information Circular**").

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the options represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. FOR or AGAINST (and if no specification is made, FOR) a special resolution, the full text of which is set forth as Exhibit "B" to the Information Circular, approving an arrangement under Section 182 of the *Business Corporations Act* (Ontario) involving Denison Energy, its shareholders and optionholders, as more particularly described in the Information Circular;

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The options represented by this Instrument of Proxy will be voted and, where the optionholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each optionholder has the right to appoint a proxyholder other than the persons designated above, who need not be an optionholder or shareholder, to attend and to act for and on the behalf of such optionholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the optionholders' appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN

Dated this ____ day of _________________, 2004

____
(signature of optionholder)

____
(name of optionholder – please print)

If you have any questions or need assistance in completing this Instrument of Proxy,
Please contact E. Peter Farmer, President of the Corporation at (416) 979-1991 (extension 231)

NOTES:

1. If the optionholder is a corporation, it must be signed by an officer or attorney thereof duly authorized.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the options are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Secretary of the Corporation, Atrium on Bay, 40 Dundas Street West, Suite 320, Toronto, Ontario M5G 2C2 by 5.00 P.M. (Toronto time) on the last Business Day before the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

RECEIVED

2005 APR 29 A 11: 45

USE OF PROCEEDS

The net proceeds to the Corporation from this offering are estimated to be $116.3 million, after deducting the Underwriters' fee of $6.875 million and expenses of this offering, which are estimated by the Corporation to be approximately $1.9 million.

The net proceeds of this offering are anticipated to be used by the Corporation as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac pursuant to the Acquisition; (ii) approximately $58.4 million to repay the indebtedness assumed by Calfrac in connection with the recent repurchase of the interest of an equity shareholder of Calfrac; and (iii) approximately $29.1 million will be added to working capital and used for general corporate purposes, which may include the repayment of existing indebtedness of Calfrac.

It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed.

DIRECTORS AND OFFICERS OF THE CORPORATION

The following table sets out the names and municipalities of residence of those individuals that are the current directors and officers of the Corporation and the proposed directors and officers of the Corporation in the event the Corporation completes this offering and the Acquisition, together with their positions and offices with the Corporation and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Position with the Corporation	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
Ronald P. Mathison(1)(3) *Calgary, Alberta*	Chairman and a Director	March 8, 2004	President of Matco Investments Ltd. (a private investment company); prior to 1999, Principal, Peters & Co. Limited.
Douglas R. Ramsay *Calgary, Alberta*	Chief Executive Officer and a Director	Proposed(4)	President and Chief Executive Officer of Calfrac.
Gordon A. Dibb *Calgary, Alberta*	Chief Financial Officer	—(4)	Executive Vice President and Chief Financial Officer of Calfrac.
Robert S. Roberts *Calgary, Alberta*	Chief Operating Officer	—(4)	Senior Vice President and Chief Operating Officer of Calfrac.
James S. Blair *Calgary, Alberta*	Director	May 8, 2002	President and Chief Executive Officer, ExAlta Energy Inc. (an independent private oil and gas exploration and development company) since 2002. Prior thereto, Senior Vice President and Chief Operating Officer, Husky Energy Inc. (an integrated energy company).
Gregory S. Fletcher(1) *Calgary, Alberta*	Director	May 8, 2002	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert(2) *Calgary, Alberta*	Interim Chief Executive Officer and a Director	March 8, 2004	Partner, Bennett Jones LLP (a law firm). Prior to May 2000, Chief Executive Officer and a partner, Bennett Jones LLP.

Name and Municipality of Residence	Position with the Corporation	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
Paul F. Little[(2)] *King City, Ontario*	Director	May 15, 1997	President, Westover Investments, Inc. (a private investment company). Prior to 2000, principal, Gornitzki, Thompson & Little (merchant bank) from 1986 to 1999.
R. Timothy Swinton[(1)(3)] *Calgary, Alberta*	Director	Proposed	President of Western Provinces Resources Ltd. (a private investment company) since 1997; Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto Chairman and Chief Executive Officer of Kenting Energy Services Inc. (a public oilfield services company) in 1997.
David M. McGoey *Calgary, Alberta*	Interim Chief Financial Officer	March 8, 2004	Chief Financial Officer of Ross Smith Energy Group (a private engineering consulting firm) since 1998; President of David M. McGoey Professional Corporation since 1992; Chief Financial Officer of Securex Limited (a public company in the security monitoring industry) since 2003; Chief Financial Officer of CMQ Resources Inc. (a public mineral exploration company) since 2003; and Chief Financial Officer of Tristone Capital LLC (a private investment company) from 2001 to 2002.

Notes:

(1) Member or proposed member of Audit Committee.
(2) Member of Corporate Governance Committee.
(3) Member or proposed member of Compensation Committee.
(4) It is anticipated Messrs. Ramsay, Dibb and Roberts will be appointed as officers of the Corporation in the event the Corporation completes this offering and the Acquisition.

Prior to March 8, 2004, the officers of Denison included E. Peter Farmer, President and Chief Executive Officer, T. E. Craig Bamford, Vice President, Finance and Chief Financial Officer, Donald C. Campbell, Vice President, Marketing and Special Projects, and Donna J. Gallant, Counsel and Secretary. Each of these officers resigned on March 8, 2004 effective upon the completion of the Reorganization, at which time Martin A. Lambert was appointed as Interim Chief Executive Officer and David M. McGoey was appointed as Interim Chief Financial Officer. In the event that this offering and the Acquisition are completed, it is anticipated that the board of directors will appoint Messrs. Ramsay, Dibb and Roberts as Chief Executive Officer and President, Chief Financial Officer and Executive Vice President, and Chief Operating Officer and Senior Vice President, respectively, and that Mr. Lambert will continue to act as a director of the Corporation.

Each of Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts has entered into an employment agreement dated September 1, 1999 with Calfrac. Each of these agreements has an initial five year term that expires on September 1, 2004 and provides that each year thereafter, the term will automatically renew for a successive one-year renewal term, unless either party gives written notice to the contrary. Each of these agreements contains provisions in favour of Calfrac (i) prohibiting the disclosure by each of Messrs. Ramsay, Dibb and Roberts of any confidential information related to Calfrac's business, and (ii) prohibiting each of Messrs. Ramsay, Dibb and Roberts from competing with Calfrac, or soliciting the employees or customers of Calfrac, for two years from the termination of his employment with Calfrac. These employment agreements also provide that in the event of a change of control of Calfrac, each of Messrs. Ramsay, Dibb and Roberts has the right at any time within six months of the change of control to terminate his employment with Calfrac. If any of Messrs. Ramsay, Dibb or Roberts exercises this right, or if Calfrac terminates the employment of any of Messrs. Ramsay, Dibb or Roberts following a

Calfrac Well Services Ltd.

Special Meeting of Holders of Common Shares of Calfrac Well Services Ltd. (the "Issuer")

February 7, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Special Business	Outcome of Vote	Votes by Ballot Votes For	Votes Against
1. The approval of the amendment to the Corporation's Articles to divide the Corporation's issued and outstanding common shares on a two for one basis.	passed	12,525,514	280

CALFRAC WELL SERVICES LTD.

Annual and Special Meeting of Holders of Common Shares of Calfrac Well Services Ltd. (the "Issuer")

June 21, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot Votes For	Votes Withheld
1. The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed: (a) Ronald P. Mathison (b) Douglas R. Ramsay (c) James S. Blair (d) Gregory S. Fletcher (e) Martin A. Lambert (f) Paul F. Little (g) R. Timothy Swinton	passed	N/A	N/A
2. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	passed	N/A	N/A

Special Business	Outcome of Vote	Votes by Ballot Votes For	Votes Against
1. The approval of an ordinary resolution approving future private placements of up to 50% of the issued and outstanding common shares of the Issuer, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange	passed	8,527,747	2,237,158
2. The approval of an ordinary resolution approving the stock option plan previously adopted by the Issuer's board of directors	passed	8,168,729	2,596,203
3. The approval of an ordinary resolution approving new By-law No. 1 and new By-law No. 2	passed	8,382,685	2,307,152

MATERIAL CHANGE REPORT
UNDER
SECTION 146(1)OF THE *SECURITIES ACT* (ALBERTA)
SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)
SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 84(1) OF THE *SECURITIES ACT* (SASKATCHEWAN)
SECTION 73 OF THE *SECURITIES ACT* (QUEBEC)
SECTION 81(2) OF THE *SECURITIES ACT* (NOVA SCOTIA)
SECTION 76(2) OF THE *SECURITIES ACT* (NEWFOUNDLAND)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL LEGISLATION

1. **Reporting Issuer:**

The name and address of the reporting issuer is:

Calfrac Well Services Ltd. (formerly Denision Energy Inc.)
411 - 8th Ave SW
Calgary, AB T2P 1E3

2. **Date of Material Changes:**

March 23, 2004
March 24, 2004

3. **News Release**

News releases disclosing the nature and substance of the material changes are attached hereto as Appendices "A", "B" and "C" and were issued on March 23, 2004 and March 24, 2004.

4. **Summary of Material Change:**

On March 23, 2004, Denison Energy Inc. (now "Calfrac Well Services Ltd.") announced the completion of its previously announced public offering of 8,064,520 common shares at a price of $15.50 per common share for gross proceeds of approximately $125 million.

On March 23, 2004, Denison Energy Inc. announced that the independent committee of its board of directors had determined to exercise a previously announced option to purchase all of the shares of Calfrac Well Services Ltd. for an aggregate purchase price of approximately $227.5 million, less indebtedness of approximately $83.6 million, for a net purchase price of approximately $143.9 million.

On March 24, 2004, Denison Energy Inc. completed the previously announced acquisition of Calfrac Well Services Ltd., a private corporation. Immediately following the acquisition, Denison Energy Inc. amalgamated with Calfrac Well Services Ltd. and changed its name to "Calfrac Well Services Ltd.".

5. Full Description of Material Change:

Details of the transactions are provided in the news releases dated March 23, 2004 and March 24, 2004, copies of which are attached hereto as Appendix "A", "B" and "C".

6. Reliance on confidentiality provisions of the Act:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

For further information, please contact Mr. Douglas Ramsay, Chief Executive Officer, or Mr. Gordon Dibb, Chief Financial Officer, at the above mentioned address or at (403) 266-6000.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 1st day of April, 2004.

CALFRAC WELL SERVICES LTD.

Per. *"Douglas R. Ramsay"*
Douglas R. Ramsay
Chief Executive Officer

APPENDIX "A"

DENISON ENERGY INC.
COMPLETES EQUITY OFFERING

CALGARY, March 23, 2004 – Denison Energy Inc. (TSX: **DEI**) today completed its previously announced public offering of 8,064,520 common shares at a price of $15.50 per common share for gross proceeds of approximately $125 million. After completion of the offering, Denison Energy has 9,680,238 common shares outstanding. The underwriting syndicate was led by Peters & Co. Limited and included FirstEnergy Capital Corp. and RBC Dominion Securities Inc.

The common shares have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without an exemption from the applicable registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the common shares in the United States.

For further information: David M. McGoey, Chief Financial Officer, Telephone: (403) 294-6497, Fax: (403) 294-9112.

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.

APPENDIX "B"

DENISON ENERGY INC.
EXERCISES OPTION TO ACQUIRE CALFRAC WELL SERVICES LTD.

CALGARY, March 23, 2004 – Denison Energy Inc. (TSX: **DEI**) announces that the independent committee of its board of directors has determined to exercise a previously announced option to purchase all of the shares of Calfrac Well Services Ltd. for an aggregate purchase price of approximately $227.5 million, less indebtedness of approximately $83.6 million, for a net purchase price of approximately $143.9 million.

Denison Energy will pay the net purchase price by issuing 7,427,039 common shares and making a cash payment of $28,779,760.87 to the shareholders of Calfrac. The funding required to finance the cash portion of the purchase price was obtained through the previously announced public offering of 8,064,520 common shares at a price of $15.50 per common share for gross proceeds of approximately $125 million. The net proceeds of such offering of approximately $116.3 million, after deducting the underwriters' fees and expenses of the offering, will to be used by Denison Energy as follows: (i) approximately $28.8 million to pay the above-mentioned 20% of the purchase price of the shares of Calfrac; (ii) approximately $58.4 million to repay indebtedness of Calfrac; and (iii) approximately $29.1 million will be added to working capital and used for general corporate purposes.

The closing of the acquisition of Calfrac is expected to occur on March 24, 2004. Denison Energy will immediately thereafter merge with and change its name to Calfrac Well Services Ltd. and commence trading under the trading symbol CFW with 17,107,277 common shares outstanding.

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

For further information: David M. McGoey, Chief Financial Officer, Telephone: (403) 294-6497, Fax: (403) 294-9112.

APPENDIX "C"

CALFRAC WELL SERVICES LTD. COMPLETES TRANSACTION AND NAME CHANGE

CALGARY, March 24, 2004 – Calfrac Well Services Ltd. (formerly Denison Energy Inc.) has completed the previously announced acquisition of the private Calfrac Well Services Ltd. Immediately following the acquisition, Denison Energy merged with the private Calfrac and changed its name to "Calfrac Well Services Ltd.". The common shares of the corporation are currently trading under the symbol "DEI" and are expected to commence trading under the new trading symbol "CFW" on Monday, March 29, 2004.

The net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million) was paid by Calfrac issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million. After completion of the acquisition, Calfrac has 17,107,277 common shares outstanding on both a basic and fully diluted basis.

In connection with the acquisition, the board of directors of the corporation has been enhanced. Calfrac is pleased to announce that Douglas R. Ramsay and R. Timothy Swinton have joined the board in addition to Ronald P. Mathison, James S. Blair, Gregory S. Fletcher, Martin A. Lambert and Paul F. Little. The corporation has also constituted an Audit Committee, Corporate Governance Committee and Compensation Committee.

The board of directors has also appointed Douglas R. Ramsay as Chief Executive Officer, Gordon A. Dibb as Chief Financial Officer and Robert S. Roberts as Chief Operating Officer. Each of Messrs. Ramsay, Dibb and Roberts is a founder of Calfrac and has held a similar position with Calfrac since 1999. Several additional officers were appointed to positions similar to those they held with Calfrac prior to the transaction.

The formation of Calfrac completes the change of the focus of the business of Denison Energy to the oilfield services business. Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

For further information:

Douglas R. Ramsay
President and Chief Executive Officer
Telephone: (403) 234-6680
Fax: (403) 266-7381

Gordon A. Dibb
Executive Vice President and
Chief Financial Officer
Telephone: (403) 234-6694
Fax: (403) 266-7381

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of *The Securities Act, 1988* (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Québec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of *The Securities Act* (Newfoundland and Labrador)
And similar provisions of other provincial and territorial securities legislation

1. **Reporting Issuer:**

Denison Energy Inc. ("Denison Energy")

2. **Date of Material Change:**

March 8, 2004

3. **Press Release:**

A press release was issued on March 9, 2004. A copy of the press release is attached hereto.

4. **Summary of Material Change:**

Denison Energy has completed its previously announced reorganization pursuant to a plan of arrangement. As a result, Denison Energy has transferred its uranium mining and environmental services business and its Canadian petroleum and natural gas business. Denison Energy's shareholders are entitled to receive, for each common share of Denison Energy held, one common share of Denison Mines Inc.; $^{1}/_{5}$ of one common share of Forte Resources Inc. and $^{1}/_{21}$ of the new class of commons shares of Denison Energy.

Denison Energy completed its previously announced private placement to an investor group led by Matco Capital Ltd. ("Matco"). The private placement raised approximately $5.3 million and results in Matco holding an approximate 45% stake in Denison Energy following the transaction.

5. **Full Description of Material Change:**

On March 8, 2004 Denison Energy completed its previously announced reorganization of Denison Energy's businesses pursuant to a plan of arrangement under the *Business Corporations Act* (Ontario) (the "Arrangement"), which was approved by its shareholders at a meeting held March 3, 2004, the Ontario Superior Court of Justice on March 5, 2004 and the Toronto Stock Exchange. Pursuant to the Arrangement, Denison Energy transferred all of the assets and liabilities associated with its mining and environmental

services business to its former subsidiary, Denison Mines Inc., and Denison Energy transferred all of the assets and liabilities associated with its Canadian oil and natural gas business to Denison Resources Inc., which is wholly-owned by Denison Energy's former subsidiary, Denison Oil Corporation (now Forte Resources Inc.).

Shares of each of Denison Mines Inc. and Forte Resources Inc. are being distributed to Denison Energy's existing shareholders, and Denison Energy's common shares have been consolidated on a one-for-21 basis. As a result, for every common share in Denison Energy held on or prior to March 8, 2004, Denison Energy's shareholders are entitled to receive, for each common share of Denison Energy held prior to the effective time of the Arrangement, one common share in Denison Mines Inc.; $^{1}/_{5}$ of one common share of Forte Resources Inc.; and $^{1}/_{21}$ of the new class of common shares of Denison Energy.

Denison Energy has completed a previously announced share subscription agreement with an investor group led by Matco, a private company controlled by Matco Investments Ltd. of Calgary, Alberta. The investor group was issued 727,073 newly issued common shares at a subscription price of $7.35 per share, for total proceeds of $5,345,522.70. The subscription occurred immediately following the completion of the Arrangement. Matco now owns approximately 45% of the outstanding shares of Denison Energy. Gregory S. Fletcher, James S. Blair and Paul F. Little continue as members of Denison Energy's board of directors and have been joined by Ronald P. Mathison and Martin A. Lambert, both of Calgary, Alberta.

6. Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis

Not applicable.

7. Omitted Information:

No information has been omitted.

8. Senior Officer:

Martin A. Lambert, Interim Executive Officer of Denison Energy, may be reached at (403) 294-0101.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the City of Calgary, in the Province of Alberta as of March 15, 2004

(signed) *"Martin Lambert"*
Martin A. Lambert
Interim Chief Executive Officer

Denison

Press Release www.denisonmines.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

DENISON REORGANIZATION COMPLETED

TORONTO, March 9, 2004 – Denison Energy Inc. ("Denison ") (currently **DEN** - TSX) is very pleased to announce that it has received a certificate of arrangement to complete the previously announced Denison Reorganization, which was approved by over 97% of the shareholders voting at the meeting on March 3, 2004 and by the Superior Court of Justice of Ontario on March 5, 2004. As a result of the Denison Reorganization, Denison has transferred its uranium mining and environmental services business to its former subsidiary Denison Mines Inc., and transferred its Canadian petroleum and natural gas business to its former subsidiary Denison Oil Corporation. Shares of each of Denison Mines Inc. and Denison Oil Corporation are being distributed to Denison's existing shareholders, and Denison Energy's common shares have been consolidated on a one-for-21 basis. Denison Energy has completed the proposed share issuance to an investor group led by Matco Capital Ltd. Denison Energy now maintains certain limited assets and liabilities associated with Denison's former businesses as well as an option to purchase Calfrac Well Services Ltd. Denison Energy expects to file a final prospectus in respect of the issuance of $125 million of common shares on or about March 12, 2004.

The proposed arrangement between Denison Oil Corporation and Forte Oil Corporation is expected to be completed today. Following completion of this arrangement, Denison Oil Corporation will be renamed "Forte Resources Inc."

As a result, for every common share in Denison Energy Inc. held on or prior to March 8, 2004, Denison's shareholders are entitled to receive, for each common share of Denison held:

1 common share in Denison Mines Inc;
1/5 of one common share in Forte Resources Inc.; and
1/21 of the new class of common shares in Denison Energy Inc.

Denison is mailing a letter of transmittal to its current shareholders to allow the shareholders to submit their former Denison Energy common shares in exchange for the shares listed above.

Denison previously announced that it expected that trading on the Toronto Stock Exchange (TSX) of the shares of the three separate companies would commence on or about March 10, 2004. Denison now expects that upon satisfying the listing conditions of the TSX, trading of the three separate companies will commence on or about March 12, 2004, with Denison Mines Inc. trading under the symbol "DEN", Denison Energy Inc. trading under the symbol "DEI" and Forte Resources Inc. trading under the symbol "FRZ".

Not for distribution to U.S. newswire services or dissemination in the United States.

- 30 -

For further information, please contact:

DENISON MINES INC.
E. Peter Farmer
President and Chief Executive Officer
Tel: (416) 979 - 1991 Ext. 231
Fax: (416) 979 - 5893
Email: pfarmer@denisonmines.com

DENISON ENERGY INC.
Martin A. Lambert
Interim Chief Executive Officer
Tel: (403) 294 - 0101
Fax: (403) 294 - 0105
Email: lambertm@bennettjones.ca

FORTE RESOURCES INC.
Douglas Baker
President and Chief Financial Officer
Tel: (403) 237 - 5163
Fax: (403) 237 - 5256

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT
UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. **Reporting Issuer:**

Denison Energy Inc.

2. **Date of Material Change:**

December 30, 2003

3. **Press Release:**

Two press releases were issued on December 31, 2003.

4. **Summary of Material Change:**

On December 30, 2003 Denison Energy Inc. ("Denison Energy") entered into agreements to carry out a restructuring process. The restructuring will involve a reorganization of Denison Energy's businesses pursuant to a plan of arrangement under the *Business Corporations Act* (Ontario)(the "Arrangement") under which (a) Denison Energy will transfer all of the assets and liabilities associated with its mining and environmental services business to a recently formed subsidiary, Denison Mines Inc. ("Denison Mines"), (b) Denison Energy will transfer all of the assets and liabilities associated with its oil and natural gas business to another newly formed subsidiary, Denison Resources Inc. ("Denison Resources") and (c) Denison Energy will transfer all of the shares of Denison Mines and Denison Resources to its existing shareholders on the basis of one Denison Mines common share and one Denison Resources common share for each existing Denison Energy common share. As a result of the Arrangement, Denison Energy's common shareholders will own shares in each of Denison Energy, Denison Mines and Denison Resources.

On the completion of the Arrangement, Denison Energy will complete a private placement to an investor group led by Matco Capital Ltd. ("Matco"). The private placement will raise approximately $5.4 million and will result in Matco holding a 45% stake in Denison Energy following the transaction.

Denison Energy has been granted an option to purchase all the outstanding shares of Calfrac Well Services Ltd. ("Calfrac") following completion of the restructuring, for a total price, including assumed debt, of approximately $227.5 million. Calfrac is a private oil and gas services company based in Calgary, Alberta.

An Information Circular will be mailed to shareholders in January 2004 for a special shareholders meeting scheduled for early March 2004. It is expected that the Arrangement and the share subscription will be completed in early March, and that Denison Energy will determine whether to exercise the option to purchase Calfrac before the end of March 2004.

5. Full Description of Material Change:

The Arrangement proposes the transfer of substantially all of Denison Energy's mining and environmental services-related assets and liabilities to Denison Mines, and substantially all of its oil and natural gas related assets and liabilities to Denison Resources. Following the asset transfers, the common shares of Denison Mines and Denison Resources will be distributed to Denison Energy's common shareholders on the basis of one Denison Mines common share and one Denison Resources common share for each share held of Denison Energy. Upon completion of the Arrangement, Denison Energy's shareholders will hold all of the shares of each of Denison Energy, Denison Mines and Denison Resources.

Following the Arrangement, Denison Mines will be managed by Denison Energy's current Toronto-based management team. Denison Resources has entered into exclusive negotiations with a private oil and gas company ("PrivateCo") that may lead to a combination of PrivateCo with Denison Resources. The combined entity, if the business combination is successfully concluded, will have a significantly larger oil and gas reserve and production base than Denison Resources, an experienced management team and a portfolio of exploration projects. Additional information will be provided relating to these negotiations as it becomes available. Denison Mines, Denison Resources and Denison Energy will continue as separately traded public companies.

A special meeting of Denison Energy shareholders is expected to be held in early March 2004 to consider and approve the Arrangement. Following the approval of the Arrangement by Denison Energy's shareholders and the court, shares in Denison Mines and Denison Resources will be distributed to Denison Energy's shareholders as of a record date to be determined. Each of Denison Mines and Denison Resources will become a reporting issuer under applicable Canadian securities laws.

Denison Energy has entered into a share subscription agreement with an investor group led by Matco, a private company controlled by Matco Investments Ltd. of Calgary, Alberta. The investor group has agreed to subscribe for approximately 15,350,000 newly issued common shares at a subscription price of $0.35 per share, for total proceeds of approximately $5.4 million. The subscription will occur immediately following the completion of the Arrangement. Following the subscription, Matco will own 45% of the outstanding shares of Denison Energy. Gregory S. Fletcher, James S. Blair and Paul F. Little will continue as members of Denison Energy's board of directors and will be joined by Ronald P. Mathison and Martin A. Lambert, both of Calgary, Alberta. Denison Energy has agreed not to solicit other transactions and has granted Matco certain pre-emptive rights if other offers are received for similar transactions by Denison Energy. The share subscription agreement provides that if the subscription is not completed under

certain circumstances, either Denison or Matco, as the case may be, is required to pay the other a fee of $500,000.

Denison Energy has also entered into an option agreement with Calfrac and the shareholders of Calfrac, a privately held Alberta-based oil and gas services company. Under the option agreement, Denison Energy has been granted the option, following completion of the Arrangement, the share subscription and the satisfaction of certain other conditions, to purchase all of the shares of Calfrac from Calfrac's existing shareholders. The independent members of Denison Energy's board will determine, following completion of the Arrangement and the share subscription, whether to exercise the option to purchase the Calfrac shares.

The aggregate purchase price of Calfrac is $227.5 million, including the assumption of debt. The purchase price is based on 5.35 times Calfrac's estimated 2003 earnings before interest, taxes, depreciation and amortization (EBITDA) of $42.5 million. The purchase price is not subject to adjustment based on actual EBITDA or other results.

Calfrac is engaged in the provision of specialized oil and gas services to major and independent oil and gas exploration and development companies throughout western Canada and the Rocky Mountain region of the United States. The services provided by Calfrac include hydraulic fracturing and well stimulation services using coiled tubing, carbon dioxide, nitrogen and acidizing.

If Denison Energy decides to exercise the option to purchase Calfrac, it is permitted under the option agreement to pay the purchase price for the Calfrac shares with cash or in a combination of cash and shares.

Implementation of the Arrangement and the share subscription are subject to approval by Denison Energy's shareholders by special resolution at the shareholders' meeting to be held in early March 2004. Denison Energy's shareholders will also be asked at the meeting to authorize the issuance of shares to Calfrac's shareholders as part of the purchase price for Calfrac should the option be exercised, together with related matters.

The Arrangement is also subject to receipt of all required regulatory and exemptive relief and third party approvals, including the approval of the Toronto Stock Exchange ("TSX"), the Ontario Superior Court of Justice, and certain of Denison Energy's joint venture partners. The Arrangement is also conditional on the common shares of Denison Energy continuing to be listed on the TSX and the common shares of each of Denison Mines and Denison Resources being listed on either the TSX or the TSX Venture Exchange.

The Board of Directors of Denison Energy has unanimously approved the Arrangement and the share subscription. The Board of Directors has concluded that the transaction is in the best interests of Denison Energy's shareholders and has unanimously resolved to recommend that shareholders vote in favour of the Arrangement and share subscription at the shareholders meeting. FirstEnergy Capital Corp. is acting as Denison Energy's financial advisor in connection with the transaction and has provided the Board with its opinion that the consideration to be received by Denison Energy's shareholders in

connection with the Arrangement and the share subscription is fair, from a financial point of view, to Denison Energy's shareholders.

Denison Energy expects that it will mail an information circular relating to the shareholder meeting to shareholders in late January 2004, with the shareholder meeting to be held in early March 2004. Denison Energy expects to obtain all of the necessary approvals to complete the Arrangement and share subscription in early March 2004, and if the Calfrac option is exercised, to complete the acquisition of Calfrac before the end of March 2004.

6. Reliance on Section 75(3) of the Act:

Not applicable.

7. Omitted Information:

No information has been omitted.

8. Senior Officer:

E. Peter Farmer, President and Chief Executive Officer of Denison Energy, may be reached at (416) 979-1991.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

This statement is made in the City of Toronto, in the Province of Ontario as of January 9, 2004.

(Signed) *"E. Peter Farmer"*
E. Peter Farmer
President & Chief Executive Officer

Denison

Press Release www.denisonenergy.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

Denison Announces Restructuring and Option to Purchase Calfrac Well Services Ltd.

TORONTO, December 31, 2003 – Denison Energy Inc. ("Denison Energy") is pleased to announce that it has entered into agreements to implement the previously announced restructuring of its existing businesses by way of a plan of arrangement (the "Arrangement").

Summary Of The Arrangement

- The mining and environmental services assets and liabilities will be transferred to a wholly owned subsidiary, Denison Mines Inc. ("Denison Mines"). Denison Mines will continue to be managed by Denison Energy's Toronto-based officers.

- The Canadian oil and gas assets will be transferred to a wholly owned subsidiary, Denison Resources Inc. ("Denison Resources"). Denison Resources has entered into exclusive negotiations with a private oil and gas company ("PrivateCo") that may lead to a combination of PrivateCo with Denison Resources. The combined entity, if the business combination is successfully concluded, will have a significantly larger oil and gas reserve and production base than Denison Resources and an experienced management team. Additional information regarding these negotiations will be provided as it becomes available.

- The shares of Denison Mines and Denison Resources will be distributed to Denison Energy's shareholders. Denison Mines, Denison Resources and Denison Energy will continue as separately traded public companies.

- On the completion of the distribution of the Denison Mines and Denison Resources shares, Denison Energy will complete a private placement to an investor group led by Matco Capital Ltd. ("Matco"). The private placement will raise approximately $5.4 million and will result in Matco holding a 45 percent stake in Denison Energy following the transaction. James S. Blair, Gregory S. Fletcher and Paul F. Little, currently directors

of Denison Energy, will continue as directors of Denison Energy and will be joined on the board by Ronald P. Mathison and Martin A. Lambert, both of Calgary, Alberta.

- Denison Energy has been granted an option to purchase all the outstanding shares of Calfrac Well Services Ltd. ("Calfrac") following completion of the restructuring, for a total price, including assumed debt, of approximately $227.5 million. Calfrac is a substantial private oil and gas services company based in Calgary, Alberta.

- An Information Circular will be mailed to shareholders in January 2004 for a Special Shareholders Meeting scheduled for early March 2004.

Reasons For The Restructuring

Denison Energy believes the creation of a separate dedicated uranium mining company and a separate oil and gas company will enhance shareholder value and allow management of each of the resulting companies to more closely focus on their respective businesses. The implementation of the Arrangement is intended to provide such a focus.

Denison Mines will be one of only two Canadian publicly traded companies that are primarily involved in the uranium mining and production business. The Arrangement will also provide Denison Energy shareholders with additional investment choices and flexibility. Denison Energy also believes that the involvement of Matco Capital Ltd. as a key investor in Denison Energy going forward will provide Denison Energy and its shareholders with accretive growth opportunities, including the option to purchase Calfrac, which have the potential of changing Denison Energy into a leading publicly traded oil and gas services company.

The Plan Of Arrangement

The Board of Directors of Denison Energy has approved the proposed Arrangement and related transactions. The Arrangement proposes the transfer of substantially all of Denison Energy's mining and environmental services related assets and liabilities to Denison Mines, and substantially all of its oil and natural gas related assets and liabilities to Denison Resources. Following the asset transfers, the common shares of Denison Mines and Denison Resources will be distributed to Denison Energy's common shareholders on the basis of one Denison Mines common share and one Denison Resources common share for each share held of Denison Energy.

Following the Arrangement, Denison Mines will be managed by Denison Energy's current Toronto-based management team. Denison Resources has entered into exclusive negotiations with a private oil and gas company ("PrivateCo") that may lead to a combination of PrivateCo with Denison Resources. The combined entity, if the business combination is successfully concluded, will have a significantly larger oil and gas reserve and production base than Denison Resources, an experienced management team and a portfolio of exploration projects. Additional information will be provided relating to these negotiations as it becomes available. Denison Mines, Denison Resources and Denison Energy will continue as separately traded public companies. Denison Mines, Denison Energy and Denison Resources will each hold substantial tax pools. A summary of certain pro forma data for each of Denison Mines and Denison Resources after giving effect to the Arrangement is presented at the end of this release.

A special meeting of Denison Energy shareholders is expected to be held in early March 2004 to consider and approve the Arrangement. Following the approval of the Arrangement by Denison Energy's shareholders and the court, shares in Denison Mines and Denison Resources will be distributed to Denison shareholders as of a record date to be determined. Each of Denison Mines and Denison Resources will become a reporting issuer under applicable Canadian securities laws.

Share Subscription

Denison Energy has also entered into a share subscription agreement with an investor group led by Matco, a private company controlled by Matco Investments Ltd. of Calgary, Alberta. The investor group has agreed to subscribe for approximately 15,350,000 newly issued common shares at a subscription price of $0.35 per share, for total proceeds of approximately $5.4 million. The subscription will occur immediately following the completion of the Arrangement. Following the subscription, Matco will own 45% of the outstanding shares of Denison Energy. Gregory S. Fletcher, James S. Blair and Paul F. Little will continue as members of Denison Energy's board of directors and will be joined by Ronald P. Mathison and Martin A. Lambert, both of Calgary, Alberta. Denison Energy has agreed not to solicit other transactions and has granted Matco certain pre-emptive rights if other offers are received for similar transactions by Denison Energy. The share subscription agreement provides that if the subscription is not completed under certain circumstances, either Denison or Matco, as the case may be, is required to pay the other a fee of $500,000.

Option To Acquire Calfrac Well Services Ltd.

In connection with the restructuring, Denison Energy has also entered into an option agreement with the shareholders of Calfrac Well Services Ltd., a privately held Alberta based oil and gas services company. Under the option agreement, Denison Energy has been granted the option, following completion of the Arrangement, the share subscription and the satisfaction of certain other conditions, to purchase all of the shares of Calfrac from Calfrac's existing shareholders. The independent members of Denison Energy's board will determine, following completion of the Arrangement and the share subscription, whether to exercise the option to purchase the Calfrac shares.

The aggregate purchase price of Calfrac is $227.5 million, including the assumption of debt. The purchase price is based on 5.35 times the estimated 2003 earnings before interest, taxes, depreciation and amortization (EBITDA) of $42.5 million. The purchase price is not subject to adjustment based on actual EBITDA or other results.

If Denison Energy decides to exercise the option, it is permitted under the option agreement to pay the purchase price for the Calfrac shares with cash or in a combination of cash and shares.

Description Of Calfrac's Business

Calfrac is engaged in the provision of specialized oil and gas services to major and independent oil and gas exploration and development companies throughout western Canada and the Rocky Mountain region of the United States. The services provided by Calfrac include

hydraulic fracturing and well stimulation services using coiled tubing, carbon dioxide, nitrogen and acidizing.

Terms And Conditions

Implementation of the Arrangement and the share subscription are subject to approval by Denison Energy's shareholders by special resolution at the shareholders' meeting to be held in early March 2004, the exact date of which will be determined and announced shortly. Denison Energy's shareholders will also be asked at the meeting to authorize the acquisition of Calfrac and the issuance of shares to Calfrac's shareholders as part of the purchase price for Calfrac should the option be exercised, together with related matters such as a consolidation of Denison Energy's shares, a change in Denison Energy's name should the Calfrac acquisition proceed, and to approve certain other matters, including new stock option plans for Denison Mines and Denison Resources.

The Arrangement is also subject to receipt of all required regulatory and exemptive relief and third party approvals, including the approval of the Toronto Stock Exchange ("TSX"), the Ontario Superior Court of Justice, and certain of Denison Energy's joint venture partners. The Arrangement is also conditional on the common shares of Denison Energy continuing to be listed on the TSX and the common shares of each of Denison Mines and Denison Resources being listed on either the TSX or the TSX Venture Exchange.

Denison Energy Directors Recommend Shareholders Approve The Transaction

The Board of Directors of Denison Energy has unanimously approved the Arrangement and the share subscription. The Board of Directors has concluded that the transaction is in the best interests of Denison Energy's shareholders and has unanimously resolved to recommend that shareholders vote in favour of the Arrangement and share subscription at the meeting. FirstEnergy Capital Corp. is acting as Denison Energy's financial advisor in connection with the transaction and has provided the Board with its opinion that the consideration to be received by Denison Energy's shareholders in connection with the Arrangement and the share subscription, is fair, from a financial point of view, to Denison Energy's shareholders.

Timing And Execution Of The Plan Of Arrangement

Denison Energy expects that it will mail an information circular relating to the shareholder meeting to shareholders in January, with the shareholder meeting to be held in early March 2004. Denison Energy expects to obtain all of the necessary approvals to complete the Arrangement and share subscription in early March 2004, and if the Calfrac option is exercised, to complete the acquisition of Calfrac before the end of March 2004.

About Denison Energy Inc.

Denison Energy Inc. is a Canadian company with resource-related interests. Denison's interests include a 22.5% interest in the McClean Lake uranium facility, a 19.96% interest in the Midwest uranium project (both of which are located in northern Saskatchewan), an environmental services consulting business serving the North American mining industry, various interests in oil and gas exploration and development properties in Alberta and Saskatchewan and mineral exploration projects in Ontario and western Canada.

Pro forma Post Restructuring Financial Summary

The summary below shows the pro-forma summary of Denison Mines, and Denison Resources after giving effect to the restructuring but before additional financing or acquisitions.

Denison Resources Inc.

Reserves as of September 30, 2003	
Oil - Proven	433 mbbl
Gas - Proven	2.55 bcf
Oil and Gas – Proven plus Probable	1.24 mmboe (6:1 conversion)
Production	
3 months ended September 30, 2003	58,348 boe (634 boe per day)
9 months ended September 30, 2003	175,014 boe (641 boe per day)
Debt	
As at September 30, 2003	$ 4,847,000
Pro-forma the Arrangement	$ 3,500,000
Shares Outstanding (note 1)	18,670,557

Selected Financial Information

	3 months Ended Sept. 30, 2003	9 months Ended Sept. 30, 2003
Revenue	$ 2,018,000	$ 6,745,000
Oil and gas royalties and capital taxes	410,000	1,436,000
Operating costs	1,332,000	3,933,000
	276,000	1,376,000
Write-down of oil and gas properties	12,000,000	12,000,000
Loss before interest, administration and taxes	$ (11,724,000)	$ (10,624,000)

Denison Mines Inc.

Reserves U_3O_8 as of September 30, 2003	
Proven and Probable (lbs.)	12,688,000
Indicated and Inferred (lbs.)	83,000

Production (lbs. U_3O_8)	
3 months ended September 30, 2003	386,000
9 months ended September 30, 2003	1,084,000
Debt	
As at September 30, 2003	$44,250,000
Pro-forma the Arrangement	$44,250,000
Shares Outstanding (note 1)	18,670,557

Selected Financial Information

	3 months Ended Sept. 30, 2003	9 months Ended Sept. 30, 2003
Revenue	$3,035,000	$18,413,000
Mining royalties and capital taxes	156,000	1,214,000
Operating and exploration costs	2,577,000	15,263,000
Earnings before interest, administration and taxes	$ 302,000	$ 1,936,000

Note 1 Consisting of 17,717,057 Denison Energy Inc. Common Shares currently outstanding plus 953,500 Common Shares issued on options currently exerciseable.

Disclaimer

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities to be distributed pursuant to the Arrangement. Such securities will not be and have not been registered under the United States *Securities Act* of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

This release contains forward looking statements based on management's best judgement. Representations are subject to price fluctuations of uranium, oil and natural gas, tax opinions, market risk and additional uncertainties.

Not for distribution to US newswire services or dissemination in the United States.

\- 30 -

For further information, please contact:

E. Peter Farmer
President and Chief Executive Officer
Denison Energy Inc.

Tel: (416) 979 - 1991 Ext. 231
Fax: (416) 979 - 5893
Web site: www.denisonenergy.com

Denison

Press Release www.denisonenergy.com

FOR IMMEDIATE RELEASE Trading symbol: DEN-T

DENISON CONFIRMS RESTRUCTURING SHARE DISTRIBUTION

TORONTO, December 31, 2003 – Denison Energy Inc. ("Denison Energy") confirms that if the Plan of Arrangement as disclosed in its release of today is completed, each shareholder of Denison Energy will continue to hold the shareholder's common shares of Denison Energy and will also receive one Denison Mines Inc. common share and one Denison Resources Inc. common share for each Denison Energy common share held by such shareholder.

Disclaimer

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities to be distributed pursuant to the Arrangement. Such securities will not be and have not been registered under the United States *Securities Act* of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

This release contains forward looking statements based on management's best judgement. Representations are subject to price fluctuations of uranium, oil and natural gas, tax opinions, market risk and additional uncertainties.

Not for distribution to US newswire services or dissemination in the United States.

- 30 -

For further information, please contact:

E. Peter Farmer
President and Chief Executive Officer
Denison Energy Inc.

Tel: (416) 979 - 1991 Ext. 231
Fax: (416) 979 - 5893
Web site: www.denisonenergy.com

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, the securities offered hereby may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

Short Form Prospectus

New Issue **August 20, 2004**

CALFRAC

$28,400,000
1,000,000 Common Shares

Calfrac Well Services Ltd. ("Calfrac" or the "Corporation") is offering 1,000,000 common shares of the Corporation (the "Offered Shares") at a price of $28.40 per share pursuant to this short form prospectus (the "Offering").

The common shares of the Corporation are listed on the Toronto Stock Exchange (the "TSX") under the symbol "CFW". On August 19, 2004 the closing price of the common shares of the Corporation on the TSX was $31.00. The offering price per Offered Share of $28.40 was determined by negotiation between the Corporation and Peters & Co. Limited on its own behalf and on behalf of FirstEnergy Capital Corp., RBC Dominion Securities Inc., CIBC World Markets Inc. and Sprott Securities Inc. (the "Underwriters"). The TSX has conditionally approved the listing of the Offered Shares. Listing is subject to the Corporation fulfilling all the requirements of the TSX on or before November 8, 2004.

In the opinion of counsel, based on the legislation in effect on the date of this short form prospectus, the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment".

Price: $28.40 per Common Share

	Price to Public	Underwriters' Fee	Net Proceeds to Corporation
Per Offered Share	$28.40	$1.278	$27.122
Total	$28,400,000	$1,278,000	$27,122,000

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about August 31, 2004, but in any event not later than October 4, 2004.

TABLE OF CONTENTS

GLOSSARY

In this short form prospectus, unless the context otherwise requires, the following words and phrases have the meaning set forth below:

"**Calfrac**" or "**Corporation**" means the continuing corporation formed by the amalgamation under the *Business Corporations Act* (Alberta) of Denison and CWSL pursuant to articles of amalgamation filed on March 24, 2004;

"**CWSL**" means Calfrac Well Services Ltd. as it existed from the date of its incorporation in March 1999 until its amalgamation with Denison on March 24, 2004; and

"**Denison**" means Denison Energy Inc. prior to its amalgamation with CWSL on March 24, 2004.

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this short form prospectus and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oilfield services;
- expectations regarding the Corporation's ability to maintain its competitive position;
- expectations regarding the Corporation's ability to raise capital;
- treatment under governmental regulatory regimes; and
- commodity prices.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- general economic conditions in Canada and the United States;
- the demand for fracturing and other stimulation services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for oilfield services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;
- liabilities and risks associated with prior operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- dependence on major customers;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto protocol;
- currency exchange rate risk; and
- *the other factors considered under "Risk Factors".*

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 (telephone: (403) 266-6000). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Calfrac at the above-mentioned address and telephone number.

The following documents of the Corporation are specifically incorporated by reference in this short form prospectus:

(a) the annual information form dated May 18, 2004;

(b) the comparative financial statements of Denison, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2003 addressed to the shareholders of Denison ;

(c) the comparative financial statements of CWSL, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2003 addressed to the directors of CWSL, at pages F-32 to F-47 of the long form prospectus of Denison dated March 10, 2004;

(d) management's discussion and analysis of financial condition and results of operations of Denison for the fiscal year ended December 31, 2003;

(e) the comparative unaudited interim consolidated financial statements for the three month period ended March 31, 2004;

(f) management's discussion and analysis of financial condition and results of operations of Calfrac for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003 and 2002;

(g) the comparative unaudited interim consolidated financial statements for the six month period ended June 30, 2004;

(h) management's discussion and analysis of financial condition and results of operations for the six month period ended June 30, 2004;

(i) the information circular dated May 18, 2004, except the sections entitled "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

(j) the unaudited pro forma consolidated financial statements of Denison, together with the notes thereto and the compilation report thereon, at pages F-2 to F-11 of the long form prospectus of Denison dated March 10, 2004;

(k) the material change report dated January 9, 2004 relating to (i) the proposed reorganization of Denison by way of plan of arrangement and the transfer of all of the assets and liabilities associated with Denison's mining and environmental services business and oil and natural gas business to Denison Mines Inc. and Denison Resources Inc., respectively, and the transfer of all of the shares of Denison Mines Inc. and Denison Resources Inc. to its existing shareholders; (ii) a private placement financing in connection with the reorganization; and (iii) a purchase option granted to Denison to purchase all of the outstanding shares of CWSL following completion of the reorganization;

(l) the material change report dated March 15, 2004 relating to the completion of the previously announced reorganization and private placement; and

(m) the material change report dated April 1, 2004 relating to the completion of a public offering by way of long form prospectus of 8,064,520 common shares for gross proceeds of approximately $125 million, the exercise of the option held by Denison to purchase all of the shares of CWSL, the amalgamation of the two entities and the name change from "Denison Energy Inc." to "Calfrac Well Services Ltd.";

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 to be incorporated by reference herein) filed by the Corporation after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

Modification

The second paragraph under the heading "General Development of the Business – Prior Business of the Corporation" in the annual information form of the Corporation dated May 18, 2004 is modified to read as follows:

> "Information regarding the businesses transferred to Denison Mines Inc. and Denison Oil Corporation may be found in Exhibits K and M, respectively, to the Management Information Circular of Denison dated January 29, 2004".

THE CORPORATION

Calfrac Well Services Ltd. is the continuing corporation formed by the amalgamation under the *Business Corporations Act* (Alberta) of Denison Energy Inc. and Calfrac Well Services Ltd. pursuant to articles of amalgamation filed on March 24, 2004. The head office of the Corporation is located at 411 – 8th Avenue S.W., Calgary, Alberta, T2P 1E3, and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

BUSINESS OF THE CORPORATION

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies. Calfrac provides both conventional hydraulic fracturing and hydraulic fracturing to produce natural gas found in coal, which is often referred to as coalbed methane.

Calfrac also provides stimulation and other well services to exploration and production companies in western Canada. These services consist of: (i) coiled tubing services, which involve injecting coiled tubing into wells to perform various well-servicing operations; (ii) acidizing services, which involve pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids; (iii) nitrogen services which are used principally in applications supporting Calfrac's coiled tubing and fracturing services; (iv) carbon dioxide services, which act as an energizer in fracturing fluid to enhance well clean up and as a base fluid for fracturing; and (v) cementing services which involve pumping a cement mixture down a well to act as a seal and provide structural support to steel pipe or casing within the well.

USE OF PROCEEDS

The estimated net proceeds received by the Corporation from this Offering, before deducting the estimated expenses of the Offering, will be $27,122,000. The net proceeds will be used by the Corporation to fund capital expenditures of approximately $25,000,000, primarily relating to the addition of several fracturing spreads to Calfrac's existing fleet of equipment. The remainder of the proceeds will be added to working capital.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at June 30, 2004, both before and after giving effect to the Offering.

	Authorized	Outstanding as at June 30, 2004 before giving effect to the Offering	Outstanding as at June 30, 2004 after giving effect to the Offering
		(unaudited)	(unaudited)
Long-term debt(1)	nil	$4,994,000	$4,994,000
Common Shares(2)	unlimited	$109,138,000 (17,107,277 shares)	$136,010,000 (18,107,277 shares)

Notes:

(1) Calfrac has a $15 million line of credit from a Canadian chartered bank that bears interest at the bank's prime rate. The line of credit is undrawn at the date hereof, but is reduced by $1.75 million in letters of credit issued by the bank on Calfrac's behalf. Calfrac's credit facilities also include a revolving $25 million loan that has not been drawn upon as of the date hereof. Amounts drawn on the loan bear interest at the bank's prime rate plus 0.625% and are repayable over a 60-month term.

(2) At the annual and special meeting of shareholders held on June 21, 2004, the shareholders approved the implementation of a stock option plan. As of the date hereof, no options have been granted; however, the Board of Directors of the Corporation has approved the granting of 400,000 options to employees. The options will vest over a period of three years and are anticipated to be granted in the third quarter of 2004. The Corporation has also approved the granting of 30,000 deferred stock units to non-management directors and 17,000 performance stock units to its three most senior officers. The stock units will vest one year from the date of grant and are anticipated to be granted in the third quarter of 2004.

As at December 31, 2003, Denison had 17,717,057 common shares outstanding. After December 31, 2003 and prior to March 8, 2004, Denison issued 953,500 common shares upon the exercise of stock options. On March 8, 2004, the outstanding common shares of Denison were consolidated on a 21 for 1 basis, resulting in 888,645 common shares being outstanding. Also on March 8, 2004, Denison issued 727,073 common shares for gross proceeds of

approximately $5.3 million. On March 23, 2004, Denison issued 8,064,520 common shares pursuant to a long form prospectus dated March 10, 2004 for gross proceeds of approximately $125 million. On March 24, 2004, Denison issued 7,427,039 common shares to the former shareholders of CWSL in connection with the acquisition by Denison of all of the outstanding shares of CWSL.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Corporation is authorized to issue an unlimited number of common shares.

Common Shares

The holders of common shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

PLAN OF DISTRIBUTION

Under an agreement dated August 10, 2004 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has appointed the Underwriters as the sole and exclusive agents of the Corporation to offer the Offered Shares for sale, subject to the terms and conditions contained therein, at a price of $28.40 per Offered Share. The Underwriters have agreed that if less than all of the Offered Shares are sold by the Underwriters as agents, the Underwriters shall purchase, as principals, all of the Offered Shares not sold by the Underwriters as agents at the same price per Offered Share. Closing of the Offering is anticipated to occur on or about August 31, 2004, or on such later date as may be agreed upon by the Corporation and the Underwriters, but in any event not later than October 4, 2004 (subject to the termination right described below). The Corporation has agreed to pay the Underwriters a fee equal to $1.278 per Offered Share purchased by the Underwriters. The offering price per Offered Share was determined by negotiation between the Corporation and the Underwriters. All fees payable to the Underwriters will be paid on account of services rendered in connection with the Offering and will be paid out of the general funds of the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and several, and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

Pursuant to policy statements of certain securities commissions, the Underwriters may not, during the period of distribution under this short form prospectus, bid for or purchase common shares of the Corporation. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent trading activity in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with the Offering, and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the common shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares offered hereby have not been and will not be registered under the *United States Securities Act of 1933* (the "1933 Act") or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Offered Shares may not be offered or sold within the United States or to U.S. persons except in accordance with an exemption from the registration requirements of the 1933 Act provided by Rule 144A or in accordance with any other available exemption from registration under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell securities outside the United States to any U.S. person only in accordance with Regulation S under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares offered hereby in the United States. In addition, until 40 days after the announcement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act or in accordance with any other available exemption from registration under the 1933 Act.

The Corporation has agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.

The Corporation has agreed that it will not, without the prior consent of Peters & Co. Limited, on behalf of the Underwriters, pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any common shares or any securities convertible or exercisable into common shares (other than pursuant to the Corporation's stock option plan or the grant of deferred stock units or performance stock units and the issuance of common shares on the exercise thereof), agree to become bound to do so, or disclose to the public any intention to do so at any time prior to 90 days after the closing of the Offering.

The TSX has conditionally approved the listing of the Offered Shares. Listing is subject to the Corporation fulfilling all the requirements of the TSX on or before November 8, 2004.

RISK FACTORS

The securities offered hereby should be considered highly speculative due to the Corporation's recent change of business and the nature of such business as well as the Corporation's present stage of development. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained and incorporated by reference in this short form prospectus before making an investment decision.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Calfrac has no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that anticipated trends in oil and gas production activities will continue or that demand for fracturing and well stimulation services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for fracturing and well stimulating services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, when the frost leaves the ground in the spring, many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of fracturing, stimulation and other well services. The duration of this period, commonly referred to as the "spring breakup", has a direct impact on the level of Calfrac's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by the

severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. Calfrac cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Dependence on Major Customers

Calfrac's customer base consists of more than 150 oil and gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding its broad customer base, the majority of Calfrac's sales revenue comes from fracturing services provided to two exploration and production companies. These two customers provided 55.5% of Calfrac's revenue for the six-month period ended June 30, 2003 and 55.2% for the six-month period ended June 30, 2004. The largest of these customers provided 49.7% of Calfrac's revenue for the six-month period ended June 30, 2003 and 49.4% of Calfrac's revenue for the six-month period ended June 30, 2004. Prior to December 23, 2003 this customer was also an equity shareholder of Calfrac. Calfrac has historically maintained an excellent relationship with this customer and has no reason to believe that there will be any change to this relationship in the future. Calfrac has two multi-year agreements to provide fracturing services to this customer which expire in August 2005 and December 2004, one of which includes minimum work commitments by the customer. In addition, two additional one-year agreements were entered into with this customer in late 2003, after negotiations had begun for the customer to dispose of its equity interest in Calfrac. Notwithstanding the foregoing, there can be no assurance that Calfrac's relationship with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

Calfrac sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers, most of whom are located in Canada and the United States. Should Calfrac's current suppliers be unable to provide the necessary raw materials or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Government Regulation

Calfrac's operations are subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, and the manufacture, management, transportation and disposal of certain materials used in Calfrac's operations. Calfrac believes that it is currently in compliance with such laws and regulations. Calfrac has invested financial and managerial resources to ensure such compliance and will continue to do so in the future. Although such expenditures historically have not been material to Calfrac, such laws or regulations are subject to change. Accordingly, it is impossible for Calfrac to predict the cost or impact of such laws and regulations on its future operations.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, including the generation and disposal of waste and the use and handling of chemical substances. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, particularly for Calfrac's customers, which could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Tax Matters

The Corporation has estimated tax pools of approximately $220 million for federal income tax purposes and $170 million for provincial income tax purposes. These amounts include non-capital losses of approximately $66 million, of which $27 million is expected to expire on December 31, 2004 and the remaining $39 million is expected to expire on December 31, 2008. The final amount of these tax pools will be determined when all of Denison's tax filings are completed.

The amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Corporation were estimated as some of the tax returns for the relevant period have yet to be prepared and filed. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not yet assessed or audited any of these pools.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Calfrac's services. The mandatory emissions reductions may also impair Calfrac's ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Calfrac and it is possible that it will adversely affect Calfrac's business, financial condition, results of operations and cash flows.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose Calfrac to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Calfrac continuously monitors its activities for quality control and safety. However, there are no assurances that Calfrac's safety procedures will always prevent such damages. Although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover Calfrac's liabilities. In addition, there can be no assurance that Calfrac will continue to be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable, or that insurance will continue to be available on terms as favourable as Calfrac's existing arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by Calfrac, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Calfrac's ability to conduct normal business operations and on its financial condition, results of operations and cash flows.

Liabilities from Prior Operations

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the business of Denison prior to its reorganization and subsequent acquisition of CWSL. There can be no assurance that any such litigation will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation. See "Legal Proceedings" for a description of the legal proceedings currently against the Corporation in connection with the prior business of Denison.

In connection with the reorganization of Denison by way of plan of arrangement (the "Arrangement"), the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison

Resources Inc. (now Forte Resources Inc.) and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. and each of Denison Resources Inc. and Denison Mines Inc. provided an indemnity to the Corporation. Denison Resources Inc. provided an indemnity to the Corporation for all claims or losses with respect to liabilities relating to the Canadian petroleum and natural gas assets of Denison transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. provided an indemnity to the Corporation for all claims or losses relating to liabilities relating to Denison's business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity provided by Denison Resources Inc. and for matters related to specific liabilities retained by the Corporation. See "Legal Proceedings".

Despite the indemnity provided to the Corporation by each of Denison Resources Inc. and Denison Mines Inc., it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred from Denison to each of Denison Resources Inc. and Denison Mines Inc. In addition, it is possible that claims or losses may not be within the scope of either of the indemnities or, if within the scope of these indemnities, they may not be recoverable by the Corporation. Such circumstances will include claims or losses that exceed the limits of the applicable indemnity or if the indemnifying party lacks sufficient financial resources to satisfy its obligations pursuant to the indemnity. Because of the nature of Denison's former operations (oil and gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

Denison Mines Inc. has assumed the liabilities and obligations of Denison under a loan from Cogema Resources Inc., one of Denison's former joint venture partners. Most of the productive assets of Denison Mines Inc. are part of the security granted in favour of Cogema Resources Inc. for repayment of the loan. As part of this security, Denison Mines Inc.'s share of net cash flow from the sale of uranium from the Saskatchewan based mining projects is dedicated to the loan's repayment. The impact of an unfavourable decision on the ability of Denison Mines Inc. to satisfy its obligations under the indemnities provided to Denison cannot be determined at this time.

Claims and liabilities may arise against the Corporation as a result of Denison being a prior owner or operator of certain oil and gas exploration and production, mining and environmental services assets, and in particular, a mine near Elliot Lake, Ontario, that has been closed since 1992. Pursuant to an assignment and novation agreement dated December 22, 2003 among Denison, Denison Mines Inc., the federal government and the Ontario provincial government, Denison agreed to assign to Denison Mines Inc., and Denison Mines Inc. agreed to assume, Denison's rights and obligations under the Elliot Lake Reclamation Trust, with the federal government and Ontario provincial government providing their consent. Pursuant to a confirmation agreement dated December 29, 2003 among Denison, the federal government, the Ontario provincial government and Matco Capital Ltd., the federal government and the Ontario provincial government confirmed that they would not make any claim with respect to Denison's environmental, health and safety obligations associated with the Elliot Lake mining facility, or any claim against any of the debt and equity capital raised, or any assets acquired (whether from capital raised or otherwise), by the Corporation after the completion of the Arrangement, provided that nothing will restrict the power of the governments to pursue the Corporation for any statutory offense under environmental, health or safety legislation occurring prior to such effective date. The Corporation is not aware of any such statutory offense having occurred. The confirmation agreement among Denison, the federal government, the Ontario provincial government and Matco Capital Ltd. does not limit persons other than the federal government and the Ontario provincial government from making any claims against the Corporation in respect of Denison's ownership and operation of the Elliot Lake mining facility.

Key Personnel

The successful operation of Calfrac's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the ability of the Corporation to expand its services depends upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. The unexpected loss of the Corporation's key personnel or the inability to retain or recruit skilled personnel could have a material adverse effect on business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which Calfrac participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. Calfrac competes with large national and multi-national companies, such as BJ Services Inc., Halliburton Energy Services, a division of Halliburton Company, and Schlumberger Ltd., that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. In addition, Calfrac competes with several smaller regional competitors, such as Trican Well Services Ltd. and Sanjel Corporation. As a result of competition, Calfrac may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect its business, financial condition, results of operations and cash flows.

Currency Exchange Rate Risk

Calfrac's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate, which fluctuates over time. Net income from Calfrac's U.S. operations is denominated in United States dollars, so that a decrease in the value of the Canadian dollar will increase the Canadian dollar amount of net income from U.S. operations. However, as a result of the relative size of Calfrac's U.S. operations, this amount will not be sufficient to offset the increase in expenditures. As a result, a material decrease in the value of the Canadian dollar may negatively impact the Corporation's net revenue.

Corporate Matters

To date, the Corporation has not paid any dividends on its outstanding common shares. The board of directors of the Corporation may make a determination to pay dividends in the future if circumstances permit.

Additional Financing

There is no guarantee that the Corporation will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favourable terms. Where additional financing is raised by the issuance of common shares or securities convertible into common shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer dilution to their investment. The Corporation's activities may also be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Conflicts of Interest

Certain of the directors of the Corporation are also directors of other oil and gas and oil and gas service companies, and conflicts of interest may arise between their duties as directors of the Corporation and as directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the *Business Corporations Act* (Alberta).

There may be situations in which the interests of the directors and management of, and consultants to, the Corporation may conflict with those of the Corporation. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Corporation. Any conflicts will be resolved in accordance with the provisions of the *Business Corporations Act* (Alberta) and other applicable laws.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to Calfrac, and Stikeman Elliott LLP, counsel to the Underwriters (collectively, "Counsel"), subject to compliance with the prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in

certain circumstances, the filing of such policies, procedures or goals, the Offered Shares are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Supplemental Pension Plans Act (Québec)

In the opinion of Counsel, provided the common shares of the Corporation are listed on a prescribed stock exchange at the relevant time and subject to the provisions of any particular plan, the Offered Shares will be a qualified investment, within the meaning of the Tax Act, for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. In the opinion of Counsel, based upon certain representations of the Corporation, the Offered Shares, if issued on the date hereof, would not constitute "foreign property" for the purposes of Part XI of the Tax Act.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby will be passed upon on behalf of Calfrac by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

LEGAL PROCEEDINGS

Various legal proceedings are pending against the Corporation in relation to Denison's prior operations. The Corporation considers all such pending proceedings, comprised primarily of labour and employment claims related to Denison's former oil and gas operations in Greece, as described below, to be routine litigation incidental to Denison's prior business. Of the legal proceedings described below, the Elliot Lake and OilHawk matters are subject to the indemnities provided by Denison Mines Inc. and Denison Resources Inc., respectively, pursuant to the Arrangement. See "Risk Factors - Liabilities from Prior Operations". The Corporation believes that the resolution of these proceedings will not, individually or in the aggregate, have a material effect on the business, financial condition, results of operations or cash flows of the Corporation. However, the Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this short form prospectus or any that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation.

Greek Operations

In September 2002, the Athens Court of Appeal overturned the lower court decision that had ruled that the termination of certain former employees of a subsidiary of Denison, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In rejecting the lower court decision, the Athens Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments were required to be made. The decision of the Athens Court of Appeal has been appealed by the employees to the Supreme Court of Greece. The hearing in the

Supreme Court has been scheduled for November 8, 2005. The impact on the Corporation of any adverse decision in this appeal cannot be determined at this time.

Another set of employees of the Greek subsidiary of Denison has received a favourable trial court ruling entitling them to compensation for a miscalculation of severance. This ruling was appealed and the appeal was heard on May 21, 2004 but no decision has been rendered. A third set of employees filed claims in 1999 with respect to their termination and severance. After several adjournments a hearing has been scheduled for December 2, 2004. The dollar impact on the Corporation of any adverse decision in these actions cannot be determined.

OilHawk

There is an ongoing claim before the Court of Queen's Bench of Alberta against a predecessor entity of Denison by OilHawk Resources Ltd. The claim is fully insured and being handled by the Corporation's insurer. Denison Resources Inc. (now Forte Resources Inc.) has also provided an indemnity to the Corporation pursuant to the Arrangement.

Elliot Lake

The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has: (i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at Denison Mines Inc.'s decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and (ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land. The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts. Denison Mines Inc. has provided an indemnity to the Corporation pursuant to the Arrangement.

Mining Claim

A letter was received by the Corporation from the Attorney General of the State of Maine claiming compensation relating to mining activities conducted 35 years ago in Blue Hill, Maine. Denison Mines Inc. has advised the Corporation in writing that it will indemnify it against any adverse consequences arising from this claim. In the financial statements prepared for Denison Mines Inc. at June 30, 2004, management expressed an opinion that it believes it has no liability related to the costs of any clean up of the contamination, however, future litigation on the matter cannot be ruled out.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3100, Petro-Canada Centre, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

Computershare Trust Company of Canada is the registrar and transfer agent for the Common Shares at is principal offices in Calgary, Alberta and Toronto, Ontario.

INTEREST OF EXPERTS

None of Bennett Jones LLP, Stikeman Elliott LLP or any officer or partner thereof has received or will receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. Bennett Jones LLP and the officers and partners thereof as a group (excluding Martin A. Lambert, a partner of Bennett Jones LLP who is a director of the Corporation), and Stikeman Elliott LLP and the officers, employees and partners thereof as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Corporation and its associates and affiliates. Mr. Lambert's personal family holding company, Mountain Moon Capital Inc., is a shareholder of Matco Capital Ltd., which beneficially owns approximately 674,423 or 3.94% of the common shares of the Corporation prior to giving effect to the Offering.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Calfrac Well Services Ltd. dated August 20, 2004 relating to the sale and issuance of 1,000,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report dated April 15, 2004 to the shareholders of Denison on the consolidated balance sheets of Denison as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended, and to the use through incorporation by reference in the above-mentioned prospectus of our compilation report dated March 10, 2004 to the directors of Denison on the unaudited pro forma consolidated balance sheet of Denison at September 30, 2003 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine month period ended September 30, 2003.

Toronto, Canada	(signed) PricewaterhouseCoopers LLP
August 20, 2004	Chartered Accountants

AUDITORS' CONSENT

We have read the short form prospectus of Calfrac Well Services Ltd. dated August 20, 2004 relating to the sale and issuance of 1,000,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report dated February 6, 2004 to the directors of CWSL on the consolidated balance sheets of CWSL as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended.

Calgary, Canada	(signed) PricewaterhouseCoopers LLP
August 20, 2004	Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: August 20, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(signed) Douglas R. Ramsay Chief Executive Officer	(signed) Gordon A. Dibb Chief Financial Officer

On behalf of the Board of Directors

(signed) Ronald P. Mathison Director	(signed) Martin A. Lambert Director

CERTIFICATE OF THE UNDERWRITERS

Dated: August 20, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PETERS & CO. LIMITED

(signed) Michael J. Tims

FIRSTENERGY CAPITAL CORP.	**RBC DOMINION SECURITIES INC.**
(signed) Nicholas J. Johnson	(signed) Robert D. Hallett
CIBC WORLD MARKETS INC.	**SPROTT SECURITIES INC.**
(signed) Arthur N. Korpach	(signed) Philip J. Moore

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Accordingly, the securities offered hereby may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

Preliminary Short Form Prospectus

New Issue **August 12, 2004**

CALFRAC

$28,400,000

1,000,000 Common Shares

Calfrac Well Services Ltd. ("Calfrac" or the "Corporation") is offering 1,000,000 common shares of the Corporation (the "Offered Shares") at a price of $28.40 per share pursuant to this short form prospectus (the "Offering").

The common shares of the Corporation are listed on the Toronto Stock Exchange (the "TSX") under the symbol "CFW". On August 9, 2004, the last trading day before the announcement of the Offering, the closing price of the common shares of the Corporation on the TSX was $29.40. The offering price per Offered Share of $28.40 was determined by negotiation between the Corporation and Peters & Co. Limited on its own behalf and on behalf of FirstEnergy Capital Corp., RBC Dominion Securities Inc., CIBC World Markets Inc. and Sprott Securities Inc. (the "Underwriters"). The Corporation has applied to list the Offered Shares on the TSX. Listing will be subject to the Corporation fulfilling the applicable listing requirements of the TSX.

In the opinion of counsel, based on the legislation in effect on the date of this short form prospectus, the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment".

Price: $28.40 per Common Share

	Price to Public	Underwriters' Fee	Net Proceeds to Corporation
Per Offered Share	$28.40	$1.278	$27.122
Total	$28,400,000	$1,278,000	$27,122,000

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is anticipated to occur on or about August 31, 2004, but in any event not later than October 4, 2004.

GLOSSARY

In this short form prospectus, unless the context otherwise requires, the following words and phrases have the meaning set forth below:

"**Calfrac**" or "**Corporation**" means the continuing corporation formed by the amalgamation under the *Business Corporations Act* (Alberta) of Denison and CWSL pursuant to articles of amalgamation filed on March 24, 2004;

"**CWSL**" means Calfrac Well Services Ltd. as it existed from the date of its incorporation in March 1999 until its amalgamation with Denison on March 24, 2004; and

"**Denison**" means Denison Energy Inc. prior to its amalgamation with CWSL on March 24, 2004.

All dollar amounts in this short form prospectus are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this short form prospectus and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oilfield services;
- expectations regarding the Corporation's ability to maintain its competitive position;
- expectations regarding the Corporation's ability to raise capital;
- treatment under governmental regulatory regimes; and
- commodity prices.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- general economic conditions in Canada and the United States;
- the demand for fracturing and other stimulation services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for oilfield services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;

- liabilities and risks associated with prior operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- dependence on major customers;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto protocol;
- currency exchange rate risk; and
- the other factors considered under "Risk Factors".

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 (telephone: (403) 266-6000). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Calfrac at the above-mentioned address and telephone number.

The following documents of the Corporation are specifically incorporated by reference in this short form prospectus:

(a) the annual information form dated May 18, 2004;

(b) the comparative financial statements of Denison, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2003 addressed to the shareholders of Denison ;

(c) the comparative financial statements of CWSL, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2003 addressed to the directors of CWSL, at pages F-32 to F-47 of the long form prospectus of Denison dated March 10, 2004;

(d) management's discussion and analysis of financial condition and results of operations of Denison for the fiscal year ended December 31, 2003;

(e) the comparative unaudited interim consolidated financial statements for the three month period ended March 31, 2004;

(f) management's discussion and analysis of financial condition and results of operations of Calfrac for the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003 and 2002;

(g) the comparative unaudited interim consolidated financial statements for the six month period ended June 30, 2004;

(h) management's discussion and analysis of financial condition and results of operations for the six month period ended June 30, 2004;

(i) the information circular dated May 18, 2004, except the sections entitled "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

(j) the unaudited pro forma consolidated financial statements of Denison, together with the notes thereto and the compilation report thereon, at pages F-2 to F-11 of the long form prospectus of Denison dated March 10, 2004;

(k) the material change report dated January 9, 2004 relating to (i) the proposed reorganization of Denison by way of plan of arrangement and the transfer of all of the assets and liabilities associated with Denison's mining and environmental services business and oil and natural gas business to Denison Mines Inc. and Denison Resources Inc., respectively, and the transfer of all of the shares of Denison Mines Inc. and Denison Resources Inc. to its existing shareholders; (ii) a private placement financing in connection with the reorganization; and (iii) a purchase option granted to Denison to purchase all of the outstanding shares of CWSL following completion of the reorganization;

(l) the material change report dated March 15, 2004 relating to the completion of the previously announced reorganization and private placement; and

(m) the material change report dated April 1, 2004 relating to the completion of a public offering by way of long form prospectus of 8,064,520 common shares for gross proceeds of approximately $125 million, the exercise of the option held by Denison to purchase all of the shares of CWSL, the amalgamation of the two entities and the name change from "Denison Energy Inc." to "Calfrac Well Services Ltd.";

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this short form prospectus.

Any material change reports (except confidential material change reports), financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 to be incorporated by reference herein) filed by the Corporation after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.

Modification

The second paragraph under the heading "General Development of the Business – Prior Business of the Corporation" in the annual information form of the Corporation dated May 18, 2004 is modified to read as follows:

> "Information regarding the businesses transferred to Denison Mines Inc. and Denison Oil Corporation may be found in Exhibits K and M, respectively, to the Management Information Circular of Denison dated January 29, 2004".

THE CORPORATION

Calfrac Well Services Ltd. is the continuing corporation formed by the amalgamation under the *Business Corporations Act* (Alberta) of Denison Energy Inc. and Calfrac Well Services Ltd. pursuant to articles of amalgamation filed on March 24, 2004. The head office of the Corporation is located at 411 – 8th Avenue S.W., Calgary, Alberta, T2P 1E3, and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

BUSINESS OF THE CORPORATION

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies. Calfrac provides both conventional hydraulic fracturing and hydraulic fracturing to produce natural gas found in coal, which is often referred to as coalbed methane.

Calfrac also provides stimulation and other well services to exploration and production companies in western Canada. These services consist of: (i) coiled tubing services, which involve injecting coiled tubing into wells to perform various well-servicing operations; (ii) acidizing services, which involve pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids; (iii) nitrogen services which are used principally in applications supporting Calfrac's coiled tubing and fracturing services; (iv) carbon dioxide services, which act as an energizer in fracturing fluid to enhance well clean up and as a base fluid for fracturing; and (v) cementing services which involve pumping a cement mixture down a well to act as a seal and provide structural support to steel pipe or casing within the well.

USE OF PROCEEDS

The estimated net proceeds received by the Corporation from this Offering, before deducting the estimated expenses of the Offering, will be $27,122,000. The net proceeds will be used by the Corporation to finance its proposed capital expenditures and for general corporate purposes.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at June 30, 2004, both before and after giving effect to the Offering.

	Authorized	**Outstanding as at June 30, 2004 before giving effect to the Offering**	**Outstanding as at June 30, 2004 after giving effect to the Offering**
		(unaudited)	(unaudited)
Long-term debt	nil	$4,994,000	$4,994,000
Common Shares(1)(2)	unlimited	$109,138,000 (17,107,277 shares)	$137,538,000 (18,107,277 shares)

Notes:

(1) At the annual and special meeting of shareholders held on June 21, 2004, the shareholders approved the implementation of a stock option plan. As of the date hereof, no options have been granted; however, the Board of Directors of the Corporation has approved the granting of 400,000 options to employees. The options will vest over a period of three years and are anticipated to be granted in the third quarter of 2004. The Corporation has also approved the granting of 30,000 deferred stock units to non-management directors and 17,000 performance stock units to its three most senior officers. The stock units will vest one year from the date of grant and are anticipated to be granted in the third quarter of 2004.

(2) Calfrac has a $15 million line of credit from a Canadian chartered bank that bears interest at the bank's prime rate. The line of credit is undrawn at the date hereof, but is reduced by $1.75 million in letters of credit issued by the bank on Calfrac's behalf. Calfrac's credit facilities also include a revolving $25 million loan that has not been drawn upon as of the date hereof. Amounts drawn on the loan bear interest at the bank's prime rate plus 0.625% and are repayable over a 60-month term.

As at December 31, 2003, Denison had 17,717,057 common shares outstanding. After December 31, 2003 and prior to March 8, 2004, Denison issued 953,500 common shares upon the exercise of stock options. On March 8, 2004, the outstanding common shares of Denison were consolidated on a 21 for 1 basis, resulting in 888,645 common shares being outstanding. Also on March 8, 2004, Denison issued 727,073 common shares for gross proceeds of approximately $5.3 million. On March 23, 2004, Denison issued 8,064,520 common shares pursuant to a long form prospectus dated March 10, 2004 for gross proceeds of approximately $125 million. On March 24, 2004, Denison

issued 7,427,039 common shares to the former shareholders of CWSL in connection with the acquisition by Denison of all of the outstanding shares of CWSL.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Corporation is authorized to issue an unlimited number of common shares.

Common Shares

The holders of common shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

PLAN OF DISTRIBUTION

Under an agreement dated August 10, 2004 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has appointed the Underwriters as the sole and exclusive agents of the Corporation to offer the Offered Shares for sale, subject to the terms and conditions contained therein, at a price of $28.40 per Offered Share. The Underwriters have agreed that if less than all of the Offered Shares are sold by the Underwriters as agents, the Underwriters shall purchase, as principals, all of the Offered Shares not sold by the Underwriters as agents at the same price per Offered Share. Closing of the Offering is anticipated to occur on or about August 31, 2004, or on such later date as may be agreed upon by the Corporation and the Underwriters, but in any event not later than October 4, 2004 (subject to the termination right described below). The Corporation has agreed to pay the Underwriters a fee equal to $1.278 per Offered Share purchased by the Underwriters. The offering price per Offered Share was determined by negotiation between the Corporation and the Underwriters. All fees payable to the Underwriters will be paid on account of services rendered in connection with the Offering and will be paid out of the general funds of the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and several, and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.

Pursuant to policy statements of certain securities commissions, the Underwriters may not, during the period of distribution under this short form prospectus, bid for or purchase common shares of the Corporation. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent trading activity in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with the Offering, and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the common shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares offered hereby have not been and will not be registered under the *United States Securities Act of 1933* (the "1933 Act") or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Offered Shares may not be offered or sold within the United States or to U.S. persons except in accordance with an exemption from the registration requirements of the 1933 Act provided by Rule 144A or in accordance with any other available exemption from registration under the 1933 Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell securities outside the United States to any U.S. person only in accordance with Regulation S under the 1933 Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares offered hereby in the United States. In addition, until 40 days after the announcement of the Offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act or in accordance with any other available exemption from registration under the 1933 Act.

The Corporation has agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities.

The Corporation has agreed that it will not, without the prior consent of Peters & Co. Limited, on behalf of the Underwriters, pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any common shares or any securities convertible or exercisable into common shares (other than pursuant to the Corporation's stock option plan or the grant of deferred stock units or performance stock units and the issuance of common shares on the exercise thereof), agree to become bound to do so, or disclose to the public any intention to do so at any time prior to 90 days after the closing of the Offering.

The Corporation has applied to list the Offered Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

RISK FACTORS

The securities offered hereby should be considered highly speculative due to the Corporation's recent change of business and the nature of such business as well as the Corporation's present stage of development. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained and incorporated by reference in this short form prospectus before making an investment decision.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Calfrac has no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that anticipated trends in oil and gas production activities will continue or that demand for fracturing and well stimulation services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for fracturing and well stimulating services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, when the frost leaves the ground in the spring, many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of fracturing, stimulation and other well services. The duration of this period, commonly referred to as the "spring breakup", has a direct impact on the level of Calfrac's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on

weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. Calfrac cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Dependence on Major Customers

Calfrac's customer base consists of more than 150 oil and gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding its broad customer base, the majority of Calfrac's sales revenue comes from fracturing services provided to two exploration and production companies. These two customers provided 55.5% of Calfrac's revenue for the six-month period ended June 30, 2003 and 55.2% for the six-month period ended June 30, 2004. The largest of these customers provided 49.7% of Calfrac's revenue for the six-month period ended June 30, 2003 and 49.4% of Calfrac's revenue for the six-month period ended June 30, 2004. Prior to December 23, 2003 this customer was also an equity shareholder of Calfrac. Calfrac has historically maintained an excellent relationship with this customer and has no reason to believe that there will be any change to this relationship in the future. Calfrac has two multi-year agreements to provide fracturing services to this customer which expire in August 2005 and December 2004, one of which includes minimum work commitments by the customer. In addition, two additional one-year agreements were entered into with this customer in late 2003, after negotiations had begun for the customer to dispose of its equity interest in Calfrac. Notwithstanding the foregoing, there can be no assurance that Calfrac's relationship with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

Calfrac sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers, most of whom are located in Canada and the United States. Should Calfrac's current suppliers be unable to provide the necessary raw materials or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Government Regulation

Calfrac's operations are subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, and the manufacture, management, transportation and disposal of certain materials used in Calfrac's operations. Calfrac believes that it is currently in compliance with such laws and regulations. Calfrac has invested financial and managerial resources to ensure such compliance and will continue to do so in the future. Although such expenditures historically have not been material to Calfrac, such laws or regulations are subject to change. Accordingly, it is impossible for Calfrac to predict the cost or impact of such laws and regulations on its future operations.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, including the generation and disposal of waste and the use and handling of chemical substances. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, particularly for Calfrac's customers, which could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Tax Matters

The Corporation has estimated tax pools of approximately $220 million for federal income tax purposes and $170 million for provincial income tax purposes. These amounts include non-capital losses of approximately $66 million, of which $27 million is expected to expire on December 31, 2004 and the remaining $39 million is expected to expire on December 31, 2008. The final amount of these tax pools will be determined when all of Denison's tax filings are completed.

The amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Corporation were estimated as some of the tax returns for the relevant period have yet to be prepared and filed. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not yet assessed or audited any of these pools.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Calfrac's services. The mandatory emissions reductions may also impair Calfrac's ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Calfrac and it is possible that it will adversely affect Calfrac's business, financial condition, results of operations and cash flows.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose Calfrac to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Calfrac continuously monitors its activities for quality control and safety. However, there are no assurances that Calfrac's safety procedures will always prevent such damages. Although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover Calfrac's liabilities. In addition, there can be no assurance that Calfrac will continue to be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable, or that insurance will continue to be available on terms as favourable as Calfrac's existing arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by Calfrac, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Calfrac's ability to conduct normal business operations and on its financial condition, results of operations and cash flows.

Liabilities from Prior Operations

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the business of Denison prior to its reorganization and subsequent acquisition of CWSL. There can be no assurance that any such litigation will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation. See "Legal Proceedings" for a description of the legal proceedings currently against the Corporation in connection with the prior business of Denison.

In connection with the reorganization of Denison by way of plan of arrangement (the "Arrangement"), the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc. (now Forte Resources Inc.) and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. and each of Denison Resources Inc. and Denison Mines Inc. provided an indemnity to the Corporation. Denison Resources Inc. provided an indemnity to the Corporation for all claims or losses with respect to liabilities relating to the Canadian petroleum and natural gas assets of Denison transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. provided an indemnity to the Corporation for all claims or losses relating to liabilities relating to Denison's business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity provided by Denison Resources Inc. and for matters related to specific liabilities retained by the Corporation. See "Legal Proceedings".

Despite the indemnity provided to the Corporation by each of Denison Resources Inc. and Denison Mines Inc., it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred from Denison to each of Denison Resources Inc. and Denison Mines Inc. In addition, it is possible that claims or losses may not be within the scope of either of the indemnities or, if within the scope of these indemnities, they may not be recoverable by the Corporation. Such circumstances will include claims or losses that exceed the limits of the applicable indemnity or if the indemnifying party lacks sufficient financial resources to satisfy its obligations pursuant to the indemnity. Because of the nature of Denison's former operations (oil and gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

Denison Mines Inc. has assumed the liabilities and obligations of Denison under a loan from Cogema Resources Inc., one of Denison's former joint venture partners. Most of the productive assets of Denison Mines Inc. are part of the security granted in favour of Cogema Resources Inc. for repayment of the loan. As part of this security, Denison Mines Inc.'s share of net cash flow from the sale of uranium from the Saskatchewan based mining projects is dedicated to the loan's repayment. The impact of an unfavourable decision on the ability of Denison Mines Inc. to satisfy its obligations under the indemnities provided to Denison cannot be determined at this time.

Claims and liabilities may arise against the Corporation as a result of Denison being a prior owner or operator of certain oil and gas exploration and production, mining and environmental services assets, and in particular, a mine near Elliot Lake, Ontario, that has been closed since 1992. Pursuant to an assignment and novation agreement dated December 22, 2003 among Denison, Denison Mines Inc., the federal government and the Ontario provincial government, Denison agreed to assign to Denison Mines Inc., and Denison Mines Inc. agreed to assume, Denison's rights and obligations under the Elliot Lake Reclamation Trust, with the federal government and Ontario provincial government providing their consent. Pursuant to a confirmation agreement dated December 29, 2003 among Denison, the federal government, the Ontario provincial government and Matco Capital Ltd., the federal government and the Ontario provincial government confirmed that they would not make any claim with respect to Denison's environmental, health and safety obligations associated with the Elliot Lake mining facility, or any claim against any of the debt and equity capital raised, or any assets acquired (whether from capital raised or otherwise), by the Corporation after the completion of the Arrangement, provided that nothing will restrict the power of the governments to pursue the Corporation for any statutory offense under environmental, health or safety legislation occurring prior to such effective date. The Corporation is not aware of any such statutory offense having occurred. The confirmation agreement among Denison, the federal government, the Ontario provincial government and Matco Capital Ltd. does not limit persons other than the federal government and the Ontario provincial government from making any claims against the Corporation in respect of Denison's ownership and operation of the Elliot Lake mining facility.

Key Personnel

The successful operation of Calfrac's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the ability of the Corporation to expand its services depends upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. The unexpected loss of the Corporation's key personnel or the inability to retain or recruit skilled personnel could have a material adverse effect on business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which Calfrac participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. Calfrac competes with large national and multi-national companies, such as BJ Services Inc., Halliburton Energy Services, a division of Halliburton Company, and Schlumberger Ltd., that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. In addition, Calfrac competes with several smaller regional competitors, such as Trican Well Services Ltd. and Sanjel Corporation. As a result of competition, Calfrac may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect its business, financial condition, results of operations and cash flows.

Currency Exchange Rate Risk

Calfrac's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate, which fluctuates over time. Net income from Calfrac's U.S. operations is denominated in United States dollars, so that a decrease in the value of the Canadian dollar will increase the Canadian dollar amount of net income from U.S. operations. However, as a result of the relative size of Calfrac's U.S. operations, this amount will not be sufficient to offset the increase in expenditures. As a result, a material decrease in the value of the Canadian dollar may negatively impact the Corporation's net revenue.

Corporate Matters

To date, the Corporation has not paid any dividends on its outstanding common shares. The board of directors of the Corporation may make a determination to pay dividends in the future if circumstances permit.

Additional Financing

There is no guarantee that the Corporation will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favourable terms. Where additional financing is raised by the issuance of common shares or securities convertible into common shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer dilution to their investment. The Corporation's activities may also be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Conflicts of Interest

Certain of the directors of the Corporation are also directors of other oil and gas and oil and gas service companies, and conflicts of interest may arise between their duties as directors of the Corporation and as directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the *Business Corporations Act* (Alberta).

There may be situations in which the interests of the directors and management of, and consultants to, the Corporation may conflict with those of the Corporation. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Corporation. Any conflicts will be resolved in accordance with the provisions of the *Business Corporations Act* (Alberta) and other applicable laws.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to Calfrac, and Stikeman Elliott LLP, counsel to the Underwriters (collectively, "Counsel"), subject to compliance with the prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures or goals, the Offered Shares are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Supplemental Pension Plans Act (Québec)

In the opinion of Counsel, provided the common shares of the Corporation are listed on a prescribed stock exchange at the relevant time and subject to the provisions of any particular plan, the Offered Shares will be a qualified investment, within the meaning of the Tax Act, for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. In the opinion of Counsel, based upon certain representations of the Corporation, the Offered Shares, if issued on the date hereof, would not constitute "foreign property" for the purposes of Part XI of the Tax Act.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby will be passed upon on behalf of Calfrac by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

LEGAL PROCEEDINGS

Various legal proceedings are pending against the Corporation in relation to Denison's prior operations. The Corporation considers all such pending proceedings, comprised primarily of labour and employment claims related to Denison's former oil and gas operations in Greece, as described below, to be routine litigation incidental to Denison's prior business. Of the legal proceedings described below, the Elliot Lake and OilHawk matters are subject to the indemnities provided by Denison Mines Inc. and Denison Resources Inc., respectively, pursuant to the Arrangement. See "Risk Factors - Liabilities from Prior Operations". The Corporation believes that the resolution of these proceedings will not, individually or in the aggregate, have a material effect on the business, financial condition, results of operations or cash flows of the Corporation. However, the Corporation cannot predict the

outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this short form prospectus or any that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation.

Greek Operations

In September 2002, the Athens Court of Appeal overturned the lower court decision that had ruled that the termination of certain former employees of a subsidiary of Denison, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In rejecting the lower court decision, the Athens Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments were required to be made. The decision of the Athens Court of Appeal has been appealed by the employees to the Supreme Court of Greece. The hearing in the Supreme Court has been scheduled for November 8, 2005. The impact on the Corporation of any adverse decision in this appeal cannot be determined at this time.

Another set of employees of the Greek subsidiary of Denison has received a favourable trial court ruling entitling them to compensation for a miscalculation of severance. This ruling was appealed and the appeal was heard on May 21, 2004 but no decision has been rendered. A third set of employees filed claims in 1999 with respect to their termination and severance. After several adjournments a hearing has been scheduled for December 2, 2004. The dollar impact on the Corporation of any adverse decision in these actions cannot be determined.

OilHawk

There is an ongoing claim before the Court of Queen's Bench of Alberta against a predecessor entity of Denison by OilHawk Resources Ltd. The claim is fully insured and being handled by the Corporation's insurer. Denison Resources Inc. (now Forte Resources Inc.) has also provided an indemnity to the Corporation pursuant to the Arrangement.

Elliot Lake

The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has: (i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at Denison Mines Inc.'s decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and (ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land. The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts. Denison Mines Inc. has provided an indemnity to the Corporation pursuant to the Arrangement.

Mining Claim

A letter was received by the Corporation from the Attorney General of the State of Maine claiming compensation relating to mining activities conducted 35 years ago in Blue Hill, Maine. Denison Mines Inc. (a company formed from the reorganization of Denison prior to their acquisition of Calfrac and now unrelated to Calfrac) has advised the Corporation in writing that it will indemnify it against any adverse consequences arising from this claim. In the financial statements prepared for Denison Mines Inc. at March 31, 2004, management expressed an opinion that the aggregate amount of any potential liability arising from this claim is expected to be immaterial.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3100, Petro-Canada Centre, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

Computershare Trust Company of Canada is the registrar and transfer agent for the Common Shares at is principal offices in Calgary, Alberta and Toronto, Ontario.

INTEREST OF EXPERTS

None of Bennett Jones LLP, Stikeman Elliott LLP or any officer or partner thereof has received or will receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. Bennett Jones LLP and the officers and partners thereof as a group (excluding Martin A. Lambert, a partner of Bennett Jones LLP who is a director of the Corporation), and Stikeman Elliott LLP and the officers, employees and partners thereof as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Corporation and its associates and affiliates. Mr. Lambert's personal family holding company, Mountain Moon Capital Inc., is a shareholder of Matco Capital Ltd., which beneficially owns approximately 674,423 or 3.94% of the common shares of the Corporation prior to giving effect to the Offering.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Calfrac Well Services Ltd. (the "Company") dated August •, 2004 relating to the sale and issuance of 1,000,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report dated April 15, 2004 to the shareholders of Denison on the consolidated balance sheets of Denison as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended.

Toronto, Canada
August •, 2004

Chartered Accountants

AUDITORS' CONSENT

We have read the short form prospectus of Calfrac Well Services Ltd. (the "Company") dated August •, 2004 relating to the sale and issuance of 1,000,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report dated February 6, 2004 to the directors of CWSL on the consolidated balance sheets of CWSL as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended.

Calgary, Canada
August •, 2004

Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: August 12, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Douglas R. Ramsay
Chief Executive Officer

(Signed) Gordon A. Dibb
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Ronald P. Mathison
Director

(Signed) Martin A. Lambert
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: August 12, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland and Labrador. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PETERS & CO. LIMITED

(Signed) Michael J. Tims

FIRSTENERGY CAPITAL CORP.

(Signed) Nicholas J. Johnson

RBC DOMINION SECURITIES INC.

(Signed) Robert D. Hallett

CIBC WORLD MARKETS INC.

(Signed) Arthur N. Korpach

SPROTT SECURITIES INC.

(Signed) Philip J. Moore

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except to the extent exempt from such registration requirements, these securities may not be offered or sold in the United States and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

PROSPECTUS

New Issue

March 10, 2004

DENISON ENERGY INC.

$125,000,060
8,064,520 Common Shares

Denison Energy Inc. ("Denison" or the "Corporation") is offering 8,064,520 of its Common Shares (the "Offered Shares") at a price of $15.50 per share pursuant to this prospectus.

The offering price per Offered Share of $15.50 was determined by negotiation between Denison and Peters & Co. Limited, on its own behalf and on behalf of FirstEnergy Capital Corp. and RBC Dominion Securities Inc. (collectively, the "Underwriters").

In the opinion of counsel, based on the legislation in effect on the date of this prospectus, the Offered Shares will, on closing of this offering, be eligible investments as set forth under the heading "Eligibility for Investment".

Price: $15.50 per Common Share

	Price to the Public	Underwriters' Fee	Net Proceeds to the Corporation
Per Common Share	$15.50	$0.8525	$14.6475
Total	$125,000,060	$6,875,003	$118,125,057

An investment in these securities should be considered speculative due to the nature of the Corporation's business and its present stage of development. Denison is considering changing the focus of its business to the oilfield services business and the success of this change cannot be assured. The Corporation does not have a history of paying dividends on its common shares. However, the board of directors may make a determination to pay dividends in the future if circumstances permit. Subscribers must rely upon the ability and integrity of the management of the Corporation. See "Risk Factors".

The Corporation has recently completed a reorganization pursuant to which the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. The Corporation holds no material assets, other than an option to purchase all of the shares of Calfrac Well Services Ltd., has certain income tax attributes, and has retained certain claims and liabilities. See "Denison Energy Inc. — The Reorganization".

The Underwriters conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

The common shares of Denison that are currently issued and outstanding are listed on the Toronto Stock Exchange (the "TSX") under the symbol "DEN". On March 9, 2004, the closing price of the common shares of Denison on the TSX, which does not reflect the reorganization of Denison into three separately traded companies, was $6.40. The TSX has conditionally approved the listing of the Offered Shares subject to fulfilling all of the requirements of such exchange, at which time the Common Shares will trade on the TSX under the symbol "DEI".

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about March 23, 2004, and in any event not later than April 21, 2004.

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the Glossary for an explanation of certain terms used in this prospectus and in this summary.

The Corporation

Introduction

Denison is considering changing the focus of its business to the oilfield services business. Denison's previous business focused on resource-related interests that included interests in a uranium processing facility and a uranium mine, an oil and gas business, an environmental services business and both mineral and oil and gas exploration projects. Pursuant to the reorganization of Denison, the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. As at the date hereof, the Corporation holds no material assets, other than an option to purchase all of the shares of Calfrac Well Services Ltd. and certain income tax attributes, and has retained certain claims and liabilities. See "Denison Energy Inc. – The Reorganization" for illustrations of the structure of Denison before and after the Reorganization, this offering and the Acquisition.

The completion of this offering will provide financing which will enable the Corporation to exercise the option to acquire the shares of Calfrac, should the Corporation so determine, and complete the transformation of the Corporation to an oilfield services provider.

The Purchase Option

Pursuant to the Purchase Option, the shareholders of Calfrac granted Denison an irrevocable option to purchase all of the shares of Calfrac for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Purchase Option; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised the Corporation that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. After deducting such debt of Calfrac of approximately $83.6 million, the net purchase price is anticipated to be approximately $143.9 million.

The net purchase price pursuant to the Purchase Option is payable, at the option of the Corporation, in cash or a combination of cash and Common Shares. If the Corporation elects to pay a combination of cash and Common Shares, the Common Shares must make up not less than 80% of the purchase price. No portion of the net purchase price may be paid by the issuance of Common Shares unless this offering has closed and the Common Shares issuable pursuant to this offering have been issued and delivered unconditionally to the subscribers under this offering.

If this offering is completed, the Corporation anticipates exercising the Purchase Option and paying the net purchase price to the shareholders of Calfrac by the issuance of 7,427,039 Common Shares and the payment of approximately $28.8 million in cash.

Calfrac

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. Calfrac provides both conventional hydraulic fracturing and hydraulic fracturing to produce natural gas found in coal ("NGC"), which is often referred to as coalbed methane.

The Corporation believes that the combination of increasing demand for natural gas in North America and the declining rates of gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fractures.

Calfrac has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. NGC appears to have significant potential as an energy source and could result in additional demand for Calfrac's fracturing services. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

Calfrac also provides stimulation and other well services to exploration and production companies in western Canada. These services consist of: (i) coiled tubing services, which involve injecting coiled tubing into wells to perform various well-servicing operations; (ii) acidizing services, which involve pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids; and (iii) nitrogen services which are used principally in applications supporting Calfrac's coiled tubing and fracturing services.

Calfrac was formed in 1999 by Ronald P. Mathison, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts. For the year ended December 31, 2003, Calfrac had: (i) revenue of approximately $156.6 million; (ii) income before interest, taxes, depreciation and amortization of approximately $41.8 million; (iii) income before taxes of approximately $30.6 million; and (iv) net income of approximately $19.6 million.

Corporate Strategy

If the acquisition of all of the shares of Calfrac occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the Denver-Julesburg Basin in Colorado.

Business Strengths

Management believes that, if the acquisition of all the shares of Calfrac occurs, the following business strengths will enhance the Corporation's ability to achieve its business objective of becoming a leading provider of oilfield services to oil and gas exploration and production companies.

Seasoned Management – Each of Mr. Douglas R. Ramsay, the President and Chief Executive Officer of Calfrac, Mr. Gordon A. Dibb, the Executive Vice President and Chief Financial Officer of Calfrac, and Mr. Robert S. Roberts, the Senior Vice President and Chief Operating Officer of Calfrac, has extensive industry experience. Mr. Ramsay has over 30 years of experience in the oil and oilfield services industries and was the President of Canadian Fracmaster Ltd. from 1992 to 1994. Mr. Dibb has over 20 years of oilfield services industry experience as a senior financial officer. Mr. Roberts has significant operational industry experience with over 35 years in the pumping services industry. Each of Messrs. Ramsay, Dibb and Roberts was a founder of Calfrac, has been with Calfrac since its formation in 1999 and has agreed to continue in his present capacity in the event the Corporation completes the acquisition of all of the shares of Calfrac.

Experienced, Interested Board – The Corporation's board of directors will be comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. The directors have extensive industry and transactional experience and several of the directors have significant financial stakes in the Corporation.

Continuous Growth in Business – Since it was established in 1999, Calfrac has consistently expanded its market presence with revenue increasing annually by a minimum of 42%, with an average of 50%, and net income increasing annually by a minimum of 29%, with an average of 51%. Canadian fracturing companies have significantly increased their share of the Canadian market since their entry in the late 1990's, notwithstanding the presence of U.S. based multinational companies.

Core Operations – If the acquisition of all of the shares of Calfrac occurs, the Corporation will be an oilfield services provider with particular focus on providing hydraulic fracturing services to oil and gas exploration and production companies, with an emphasis on providing responsive and flexible solutions to customers' needs and developing technology to respond to challenges faced by customers in the field. In addition, the Corporation intends to be a leading provider of fracturing services to companies involved in the exploration and production of NGC, which is a potential promising new source of natural gas in Canada.

Client Satisfaction and Relationship Building – Calfrac's management recognizes that the success of Calfrac's business is based on high levels of customer satisfaction and strong business relationships. Calfrac has experienced field operations staff that are supported by highly qualified technical personnel, which enable Calfrac to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs.

Adoption and Implementation of Technology – Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for Calfrac's customers. A considerable amount of technology is incorporated into the fluid chemistry and the engineering of fracturing programs. Calfrac has developed proprietary fluid technologies that provide fluid viscosities with minimum additives that enhance fracturing fluid recovery. Calfrac has developed highly innovative field equipment which allows it to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. Calfrac has considerable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, thereby avoiding multiple trips to the well location.

Customer Base and Utilization – Calfrac has two particularly significant customers and in excess of 150 total active customers, comprising a balanced mix of large, intermediate and small oil and gas exploration and production companies. Due to its ability to perform multiple fracturing jobs in one day in each of its operating areas, Calfrac is able to achieve high rates of equipment utilization.

Selected Financial Information

The following table presents a summary of historical financial data for Calfrac for the years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2003 derived from the financial statements of Calfrac at each of these dates and for the periods then ended. The following table also presents a summary of the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings of the Corporation for the year ended December 31, 2002 and for the nine months ended September 30, 2003. The unaudited pro forma consolidated balance sheet was prepared as if (i) the Reorganization; (ii) the issuance of 8,064,520 Common Shares for net proceeds of approximately $116.25 million pursuant to this offering; (iii) the completion of the Acquisition by way of the issuance of 7,427,039 Common Shares and the payment of approximately $28.78 million in cash; and (iv) the other transactions described in the notes to the unaudited pro forma financial statements, had occurred on September 30, 2003, and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine months ended September 30, 2003 were prepared as if such transactions had occurred on January 1, 2002. The financial statements of Calfrac as at and for the years ended December 31, 2003, 2002 and 2001 have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP have not performed an audit but have carried out certain procedures relating to the compilation of the pro forma financial statements of the Corporation. All financial information with respect to the Corporation and Calfrac has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

The following data should be read along with "Management's Discussion and Analysis Regarding Calfrac" and the financial statements and related notes of Calfrac included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

	The Corporation	Calfrac	The Corporation	Calfrac		
	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,	Pro Forma Year Ended December 31,	Year Ended December 31,		
	2003	2003	2002	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited) (in thousands)	(audited)	(audited)(1)	(audited)(1)
Income Statement Data						
Revenue	$108,494	$108,494	$96,066	$156,558	$96,066	$67,509
EBITDA(2)	27,442	27,442	24,344	41,826	23,923	19,556
Income before taxes	20,204	19,145	16,925	30,611	16,014	13,064
Net income	$19,017	$12,313	$15,840	$19,649	$10,024	$7,765
Balance Sheet Data						
Current assets	$42,502					
Property, plant and equipment	76,569					
Intangible assets and goodwill	3,603					
Future income taxes	69,135					
	$191,809					
Current liabilities	$27,427					
Long-term debt	8,206					
Deferred credit	62,000					
	97,633					
Shareholders' equity	94,176					
	$191,809					

Notes:

(1) Derived from the audited financial statements.

(2) EBITDA, in respect of the Corporation, represents revenue after operating expenses, selling and general and administrative expenses, stock option expense and write-down of oil and gas properties, but before depreciation, depletion and amortization, amortization of intangibles, interest and income tax. EBITDA, in respect of Calfrac, represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

(3) If the acquisition of all the shares of Calfrac occurs, the Corporation will have non-capital losses and unclaimed expenditures, in aggregate, equal to approximately $224.6 million for federal tax purposes and approximately $172.9 million for Alberta provincial tax purposes.

The Offering

Offering Price	$15.50 per Offered Share
Offered Shares	8,064,520 Common Shares
Closing	The closing of this offering is anticipated to occur on or about March 23, 2004, and in any event not later than April 21, 2004.
Use of Proceeds	The net proceeds to the Corporation from this offering are estimated to be $116.3 million, after deducting the Underwriters' fee of $6.875 million and expenses of this offering, which are estimated by the Corporation to be approximately $1.9 million. The net proceeds of this offering are anticipated to be used by the Corporation as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac pursuant to the Acquisition; (ii) approximately $58.4 million to repay the indebtedness assumed by Calfrac in connection with the recent repurchase of the interest of an equity shareholder of Calfrac; and (iii) approximately $29.1 million will be added to working capital and used for general corporate purposes, which may include the repayment of existing indebtedness of Calfrac. It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed.
Eligibility for Investment	In the opinion of Bennett Jones LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, provided the Common Shares are listed on a prescribed stock exchange at the time of closing of this offering, the Offered Shares will, on closing, be qualified investments within the meaning of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. Based upon certain representations of the Corporation, the Offered Shares will not, on closing, constitute "foreign property" under the Tax Act. See "Eligibility for Investment". In the opinion of counsel, based on the legislation in effect on the date of this prospectus, the Offered Shares will, on the closing of this offering, be eligible investments as set forth under the heading "Eligibility for Investment".

Risk Factors

An investment in these securities should be considered speculative due to the nature of the Corporation's business and its present stage of development. Denison is considering changing the focus of its business to the oilfield services business. Such change is dependent upon the completion of this offering and the acquisition of Calfrac. If such acquisition is not completed, the success of this change in business strategy cannot be assured. Although the Corporation does not have a history of paying dividends on its common shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. There are additional risks associated with an investment in these securities relating to: volatility of industry conditions, seasonality, alternatives to and changing demand for petroleum products, dependence on major customers, government regulation, sourcing of raw materials, pricing and availability of raw materials, Kyoto Protocol, operating risks and insurance, liability for prior operations, key personnel, competition in the industry, currency exchange risk, the absence of current business and anticipated acquisition of Calfrac and additional financing. In assessing the risks of an investment in the Offered Shares, subscribers must rely upon the ability and integrity of the management of the Corporation. **Subscribers should consult their own professional advisors to assess the income tax, legal and other aspects of an investment in the Offered Shares. See "Risk Factors".**

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta);

"**Acquisition**" means the acquisition by the Corporation of all of the issued and outstanding shares of Calfrac pursuant to the Purchase Option;

"**Amalgamation**" means the amalgamation of the Corporation with Calfrac pursuant to section 184 of the ABCA;

"**Arrangement**" means the arrangement of the Corporation pursuant to section 182 of the OBCA;

"**Arrangement Agreement**" means the arrangement agreement among Denison, Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Denison Oil Corporation, Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer, as amended from time to time;

"**Calfrac**" means Calfrac Well Services Ltd.;

"**Calfrac USA**" means Calfrac Well Services Corp., a wholly owned subsidiary of Calfrac;

"**ChemErgy**" means ChemErgy Ltd.;

"**Cogema**" means Cogema Resources Inc.;

"**Common Shares**" means the common shares of the Corporation following the Arrangement;

"**Consolidation**" means the consolidation of 21 common shares of Denison into one Common Share pursuant to the Arrangement;

"**Continuance**" means the continuance of Denison as an Alberta corporation under section 188 of the ABCA;

"**Corporation**" or "**Denison**" means Denison Energy Inc.;

"**DJ Basin**" means the Denver-Julesburg Basin in Colorado;

"**Matco**" means Matco Capital Ltd., a corporation controlled by Matco Investments;

"**Matco Investments**" means Matco Investments Ltd., a private investment corporation;

"**NGC**" means natural gas from coal, also known as coalbed methane or "CBM";

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**Offered Shares**" means the Common Shares offered pursuant to this prospectus;

"**Purchase Option**" means the purchase option agreement among Calfrac, Matco Investments (on behalf of itself and the other shareholders of Calfrac) and Denison granting an irrevocable option to Denison to purchase all of the issued and outstanding shares of Calfrac for an aggregate purchase price of approximately $227.5 million less the net debt of Calfrac, which is anticipated to be approximately $83.6 million for these purposes;

"**Reorganization**" means the Arrangement, the Subscription, the Continuance and certain related transactions, collectively;

"**Subscription**" means the subscription completed by the Corporation following the Arrangement pursuant to which the Corporation issued 727,073 Common Shares to Matco and investors designated by Matco for aggregate gross proceeds of approximately $5.3 million;

"Tax Act" means the *Income Tax Act* (Canada);

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" means Peters & Co. Limited, FirstEnergy Capital Corp. and RBC Dominion Securities Inc.; and

"**Underwriting Agreement**" means the underwriting agreement dated March 10, 2004 among the Corporation and the Underwriters with respect to this offering.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Corporation, are intended to identify forward-looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus under the heading "Risk Factors", "Selected Financial Information" and "Management's Discussion and Analysis Regarding Calfrac". Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this prospectus contains forward-looking statements pertaining to the following:

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oilfield services;
- expectations regarding the Corporation's ability to maintain Calfrac's competitive position;
- expectations regarding the Corporation's ability to raise capital;
- treatment under governmental regulatory regimes;
- commodity prices; and
- exercise of the Purchase Option.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

- general economic conditions in Canada and the United States;
- the demand for fracturing and other stimulation services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for oilfield services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;
- liabilities and risks associated with prior operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- dependence on major customers;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto protocol;
- currency exchange rate risk; and
- the other factors considered under "Risk Factors".

DENISON ENERGY INC.

Denison is considering changing the focus of its business to the oilfield services business. Denison's previous business focused on resource-related interests that included interests in a uranium processing facility and a uranium mine, an oil and gas business, an environmental services business and both mineral and oil and gas exploration projects. Pursuant to the Arrangement, Denison has disposed of these interests. See "– The Reorganization – The Arrangement". The completion of this offering will provide financing which will enable the Corporation to exercise the Purchase Option, should the Corporation so determine, and complete the transformation of the Corporation to an oilfield services provider.

Corporate Strategy

If the Acquisition occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the Denver-Julesburg Basin in Colorado.

Business Strengths

Management believes that, if the Acquisition occurs, the following business strengths will enhance the Corporation's ability to achieve its business objective of becoming a leading provider of oilfield services to oil and gas exploration and production companies.

Seasoned Management – Each of Mr. Douglas R. Ramsay, the President and Chief Executive Officer of Calfrac, Mr. Gordon A. Dibb, the Executive Vice President and Chief Financial Officer of Calfrac, and Mr. Robert S. Roberts, the Senior Vice President and Chief Operating Officer of Calfrac, has extensive industry experience. Mr. Ramsay has over 30 years of experience in the oil and oilfield services industries and was the President of Canadian Fracmaster Ltd. from 1992 to 1994. Mr. Dibb has over 20 years of oilfield services industry experience as a senior financial officer. Mr. Roberts has significant operational industry experience with over 35 years in the pumping services industry. Each of Messrs. Ramsay, Dibb and Roberts was a founder of Calfrac, has been with Calfrac since its formation in 1999 and has agreed to continue in his present capacity in the event the Corporation completes the Acquisition.

Experienced, Interested Board – The Corporation's board of directors will be comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. The directors have extensive industry and transactional experience and several of the directors have significant financial stakes in the Corporation.

Continuous Growth in Business – Since it was established in 1999, Calfrac has consistently expanded its market presence with revenue increasing annually by a minimum of 42%, with an average of 50%, and net income increasing annually by a minimum of 29%, with an average of 51%. Canadian fracturing companies have significantly increased their share of the Canadian market since their entry in the late 1990's, notwithstanding the presence of U.S. based multinational companies.

Core Operations – If the Acquisition occurs, the Corporation will be an oilfield services provider with particular focus on providing hydraulic fracturing services to oil and gas exploration and production companies, with an emphasis on providing responsive and flexible solutions to customers' needs and developing technology to respond to challenges faced by customers in the field. In addition, the Corporation intends to be a leading provider of fracturing services to companies involved in the exploration and production of NGC, which is a potential promising new source of natural gas in Canada.

Client Satisfaction and Relationship Building – Management of Calfrac recognizes that the success of Calfrac's business is based on high levels of customer satisfaction and strong business relationships. Calfrac has experienced field operations staff that are supported by highly qualified technical personnel, which enable Calfrac to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs.

Adoption and Implementation of Technology – Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for Calfrac's customers. A considerable amount of technology is incorporated into the fluid chemistry and the engineering of fracturing programs. Calfrac has developed proprietary fluid technologies that provide fluid viscosities with minimum additives that enhance fracturing fluid recovery. Calfrac has developed highly innovative field equipment which allows Calfrac to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. Calfrac has considerable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, thereby avoiding multiple trips to the well location.

Customer Base and Utilization – Calfrac has two particularly significant customers and in excess of 150 total active customers, comprising a balanced mix of large, intermediate and small oil and gas exploration and production companies. Due to its ability to perform multiple fracturing jobs in one day in each of its operating areas, Calfrac is able to achieve high rates of equipment utilization.

The Acquisition

The Purchase Option

Pursuant to the Purchase Option, the shareholders of Calfrac granted an irrevocable option to Denison to purchase all of the shares of Calfrac for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Purchase Option; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised the Corporation that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. After deducting such debt of Calfrac of approximately $83.6 million, the net purchase price is anticipated to be approximately $143.9 million. The following table illustrates the estimated net purchase price payable by the Corporation to the shareholders of Calfrac in the event the Corporation exercises the Purchase Option:

		(in millions)
Purchase price	$	227.5
Established net debt as at December 30, 2003		(25.2)
Estimated debt assumed after December 30, 2003		(58.4)
Estimated net purchase price	**$**	**143.9**

The net purchase price pursuant to the Purchase Option is payable, at the option of the Corporation, in cash or a combination of cash and Common Shares. If the Corporation elects to pay in a combination of cash and Common Shares, the Common Shares must make up not less than 80% of the purchase price. The Purchase Option may be exercised by the Corporation during the period commencing on the date this offering is completed, or, in the event of payment only in cash, the date upon which the Corporation is a party to binding agreements that would enable it to exercise the Purchase Option, and ending on the earlier of the seventh day thereafter and March 26, 2004. The Purchase Option may not be exercised except on an all cash basis unless this offering has closed and the Common Shares issuable pursuant to this offering have been issued and delivered unconditionally to the subscribers under this offering.

If this offering is completed, the Corporation anticipates exercising the Purchase Option and paying the net purchase price to the shareholders of Calfrac by the issuance of 7,427,039 Common Shares, representing 80% of the net purchase price, and the payment of approximately $28.8 million in cash, representing the remaining 20% of the purchase price. Each of Messrs. Mathison, Lambert, Ramsay, Dibb and Roberts, directly and indirectly, will receive

an amount proportionate to his shareholdings of the approximately $28.8 million that the Corporation anticipates paying to the shareholders of Calfrac as the cash portion of the net purchase price of the Acquisition. The balance of the purchase price of the Acquisition of approximately $115.1 million is anticipated to be paid by the issuance of Common Shares at an attributed price per share equal to the price of the Offered Shares.

The Reorganization

Pursuant to the Arrangement completed on March 8, 2004, Denison was restructured into three publicly traded companies, being: (i) Denison Mines Inc., a uranium mining and mining–related environmental services company; (ii) Denison Oil Corporation (the parent of Denison Resources Inc.), an oil and gas exploration and development company; and (iii) the Corporation, which holds the Purchase Option and certain other retained assets, has certain income tax attributes held by Denison prior to the Arrangement, and has retained certain claims and liabilities.

The following diagrams illustrate the structure of each of: (i) Denison before the Reorganization; and (ii) the Corporation after the Reorganization, this offering and the Acquisition.

Before the Reorganization


Denison Shareholders
100%
Denison Energy Inc.
Oil and Gas Assets
Mining Assets
Environmental Services
Assets

After the Reorganization, this Offering and the Acquisition



Denison's current shareholders
Matco
New shareholders from this offering
Calfrac's current shareholders(1)
5%
4%
47%
44%
The Corporation
Calfrac
Calfrac's Oilfield Services Business

Note:

(1) Calfrac's current shareholders include Matco Investments. See "Principal Shareholders".

The Arrangement

The Arrangement resulted in:

- the amalgamation of Denison with Tenwest Uranium Limited, a wholly owned subsidiary of Denison;
- the transfer of all of Denison's Canadian petroleum and natural gas assets to Denison Resources Inc. and the assumption by Denison Resources Inc. of all liabilities of Denison related to such assets;
- the transfer of all of Denison's mining assets and mining environmental services related assets to Denison Mines Inc. and the assumption by Denison Mines Inc. of all liabilities relating to such assets;
- the distribution to each shareholder of Denison of common shares of each of Denison Oil Corporation (the parent of Denison Resources Inc.) and Denison Mines Inc.;
- the Corporation holding no material assets, other than the Purchase Option, having certain income tax attributes, and retaining certain claims and liabilities incurred prior to, or in connection with, the Arrangement. These claims and liabilities of the Corporation include expenses incurred by the Corporation in respect of the Reorganization, this offering and the Acquisition, certain quantifiable liabilities (estimated at approximately $4.5 million) and certain retained legal proceedings. See "Legal Proceedings";
- 21 pre-consolidation common shares of Denison being exchanged for one Common Share. The Consolidation reduced the number of outstanding common shares of Denison, after giving effect to the Arrangement, but prior to the Subscription, to approximately 888,645 Common Shares; and
- in accordance with the Arrangement Agreement, each of Denison Resources Inc. and Denison Mines Inc. provided an indemnity to the Corporation. Denison Resources Inc. provided an indemnity to the Corporation for all claims or losses in respect of liabilities relating to the Canadian petroleum and natural

gas assets of Denison transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. provided an indemnity to the Corporation for all claims or losses relating to liabilities relating to Denison Energy Inc.'s business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity provided by Denison Resources Inc. and for matters related to specific liabilities retained by the Corporation. See "Risk Factors – Liabilities from Prior Operations". The board of directors of the Corporation believes that the resolution of any claims arising from the prior business of the Corporation, including the retained legal proceedings, will not, individually or in the aggregate, have a material adverse effect on the Corporation (assuming the completion of this offering and the Acquisition).

The Subscription and Additional Directors

Following implementation of the Arrangement, Matco and investors designated by Matco acquired 727,073 Common Shares from treasury (representing 45% of the total number of issued and outstanding Common Shares after giving effect to the Subscription) at a subscription price of $7.35 per share for total proceeds to the Corporation of approximately $5.3 million.

On March 8, 2004, all of Denison's officers and all but three of Denison's directors resigned. At that time, three independent members of Denison's board, James S. Blair, Gregory S. Fletcher and Paul F. Little, continued as directors of the Corporation and were joined on the board by Ronald P. Mathison and Martin A. Lambert. Also on March 8, 2004, Martin A. Lambert was appointed the Interim Chief Executive Officer of the Corporation and David M. McGoey was appointed the Interim Chief Financial Officer of the Corporation.

Continuance

Also following implementation of the Arrangement, pursuant to the Continuance, the Corporation ceased to be a corporation incorporated under and governed by the OBCA and became a corporation continued under and governed by the ABCA.

Amalgamation, Name Change and Additional Directors

If the Acquisition is completed, the Amalgamation and a name change will be effected. Pursuant to the Amalgamation, Calfrac, as a wholly owned subsidiary of the Corporation following completion of the Acquisition, will be amalgamated on a vertical short form basis. In connection with the Amalgamation, the name of the Corporation will be changed to Calfrac's name, Calfrac Well Services Ltd.

If the Acquisition is completed, it is expected that Douglas R. Ramsay and R. Timothy Swinton will be appointed as additional directors of the Corporation, the officers disclosed under "Directors and Officers of the Corporation" and "Management" will be appointed, Mr. Lambert and Mr. McGoey will resign as Interim Chief Executive Officer and Interim Chief Financial Officer of the Corporation, respectively, and Mr. Lambert will continue to act as a director of the Corporation.

BUSINESS OF CALFRAC

Denison is considering changing the focus of its business to the oilfield services business and, in this regard, anticipates acquiring Calfrac pursuant to the Purchase Option. Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

Fracturing Services

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies, which services accounted for approximately 93% of Calfrac's revenue in 2003 and 91% of Calfrac's revenue in 2002. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone

within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone.

Conventional Hydraulic Fracturing

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals which are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, the fracturing process involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. Calfrac's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture;
- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; Calfrac often incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi-zone well involves numerous trips to the well location with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing rigs for shallower wells, involves moving the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi-zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

Fracturing for Natural Gas Found in Coal

Calfrac has identified the market niche of supplying hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada as one in which it seeks to be the leading provider.

NGC is often referred to as coalbed methane. In the United States, NGC production has increased from 0.2 billion cubic feet per day prior to 1990 to 4.4 billion cubic feet per day in 2002, representing approximately 8% of the total natural gas production in the United States.

Alberta and British Columbia have vast coal resources that may be a potential source of significant commercial quantities of NGC and this natural gas source has the potential to make a significant contribution to western Canada's future energy supply. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

NGC is referred to as an "unconventional" form of natural gas. NGC is produced by reducing the pressure in a coal seam to enable the methane gas to flow through fractures, or cleats, in the coal into the wellbore. The natural gas then flows up to the surface. When few natural fractures exist, producers may use hydraulic fracturing to create channels in the coal.

Natural gas found in coal is generally "sweet" not "sour" gas, as it does not contain hydrogen sulphide. NGC is generally 85% to 95% pure methane, with small amounts of carbon dioxide and nitrogen. NGC is generally produced at lower pressures than conventional natural gas and is generally of a nature that is near-pipeline quality when produced, requiring minimal processing.

A key challenge to NGC production in Alberta is the generally low permeability of coals with the highest natural gas concentrations (e.g., coal located in the Mannville formations) and the moderate to low natural gas concentrations of higher permeability coals (e.g., coal located in the Horseshoe Canyon and Ardley formations). Coal located in the Horseshoe Canyon formations is relatively shallow and may contain approximately 20 individual thin coal seams with interbedded shale and sandstone zones, which often contain natural gas. These zones are attractive multi-zone completion targets for producers of natural gas. Most importantly, these coal seams are dry and therefore produce no water. These coal seams are also found in areas where existing well, natural gas plant and pipeline infrastructure currently exists, which reduces production costs. Alberta's first commercial NGC production projects are located in the Horseshoe Canyon formation in south-central Alberta.

As a result of its extensive involvement in various pilot projects evaluating the viability of NGC production in western Canada, Calfrac, along with its customers, has developed an unconventional method of fracturing NGC wells performing multi-zone fractures through coiled tubing by pumping nitrogen gas, without the use of proppant, fluid or chemicals.

Calfrac has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. Reliable information on the number of NGC wells drilled in Alberta in 2003 is not readily available. However, Calfrac has received information from the National Energy Board and the Alberta Energy and Utilities Board that approximately 300 to 500 NGC wells were drilled in Alberta in 2003, representing 2.7% to 4.5% of the 11,067 natural gas wells drilled in Alberta in 2003. Calfrac hydraulically fractured 224 of these wells, representing approximately 8% of Calfrac's aggregate fracturing revenue in 2003 compared to approximately 2% in 2002. The National Energy Board has predicted that the pace of NGC extraction will increase steadily to 1,200 wells being drilled in 2005.

Stimulation and Other Well Services

Calfrac provides stimulation and other well services to exploration and production companies in western Canada. Revenues from well stimulation services accounted for 7% of Calfrac's revenue in 2003 and 9% of Calfrac's revenue in 2002.

Coiled Tubing Services

Calfrac injects coiled tubing into wells to perform various well-servicing operations. Coiled tubing consists of continuous, high pressure, flexible, small diameter steel pipe in various lengths up to several thousand meters mounted on a reel on a truck or trailer. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted corrosive acids, solids, gels and fluids from

the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore.

Acidizing Services

Acidizing involves pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids.

Nitrogen Services

Nitrogen is added to acid blends to provide additional energy to assist in the clean out of unwanted materials and sediments in order to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations. Nitrogen services are used principally in applications supporting Calfrac's coiled tubing and fracturing services. Nitrogen is often pumped into the wellbore to improve safely the recovery of introduced or produced fluids, while reducing the potential for damaging the formation.

Customer Base

Calfrac's customer base consists of in excess of 150 oil and gas exploration and production companies, ranging from large multinational companies to small private companies. Calfrac has established and maintains a number of key relationships with active customers.

Notwithstanding Calfrac's significant customer base, the majority of Calfrac's revenue comes from two large customers. These two customers provided 59% of Calfrac's revenue in 2003. The largest of these customers provided 52% of Calfrac's revenue in 2003 and 57% of Calfrac's revenue in 2002. No other customer provided in excess of 5% of revenue in either of these periods. See "Risk Factors – Dependence on Major Customers" for additional information in respect of Calfrac's customers.

Demand for Hydraulic Fracturing Services

The Corporation believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The number of natural gas wells completed each year is believed by management to be a good indicator of the potential level of fracturing activity. The chart below illustrates the substantial increase in the number of natural gas wells completed each year since 1995, from 3,614 in 1995 to 13,944 wells in 2003, as the number of natural gas wells completed has become a larger proportion of the total number of wells completed each year in western Canada.

Wells Completed In Western Canada[1]


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
Gas Wells
Oil Wells

Note:
(1) Source: Nickle's Daily Oil Bulletin

Although Calfrac provides fracturing services to all segments of the oil and gas industry, it has historically focused on the shallow natural gas well segment located in southern and eastern Alberta. For the past five years, the average depth of the wells completed in Canada has averaged less than 1,100 metres (Nickle's Daily Oil Bulletin). Wells of this depth are generally classified as shallow and are located mainly in southern and eastern Alberta. This segment is, and management believes will continue to be, an important and consistent source of revenue to Calfrac. For this reason, Calfrac first commenced operations from a base in Medicine Hat.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter when the frost leaves the ground in the spring, many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of fracturing, stimulation and other well services. See "Risk Factors – Seasonality".

Competition and Marketing Strategy

If the Acquisition occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the DJ Basin.

Each of the markets in which Calfrac participates is highly competitive. Fracturing services are generally provided to exploration and production companies through a competitive bid process for either individual wells or multi-well projects. Successful bids are the result of high customer satisfaction from past services provided and business relationships. Calfrac has developed extensive client contacts and built strong personal relationships with

customers. Exploration and production companies also enter into agreements with service companies to provide fracturing services for multiple wells for periods of, generally, up to two years. However, these agreements seldom contain binding commitments for a minimum amount of fracturing work. Based on its expertise in providing hydraulic fracturing services and its strong business relations with its two most important customers, Calfrac has entered into four multi-year agreements with these customers to provide fracturing services to them, with three of these agreements providing a minimum quantity of fracturing services to be provided by Calfrac during the term thereof.

Calfrac believes that it provides superior service to customers through its experienced management and work force, unique chemical technology and modern and innovative equipment. Calfrac's management has extensive experience and strong business relationships in the oilfield service industry in western Canada and, as a result of a flat management structure, is actively involved in the daily operations of Calfrac.

Intellectual Property

Calfrac's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and gas exploration and production companies when fracturing and stimulating wells. Calfrac's success in hydraulic fracturing has been facilitated by its ability to provide proprietary blends of chemicals that, together with its technical expertise and innovative equipment, result in customers' wells being more productive.

Calfrac conducts a significant amount of its research and development in conjunction with ChemErgy, a company in which Calfrac has a 30% ownership interest. ChemErgy is engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplies chemical products and provides quality control and logistical services for the products supplied. In accordance with an exclusive relationship agreement between Calfrac and ChemErgy, ChemErgy is required to supply products to and perform research and development for Calfrac on an exclusive basis and Calfrac is required to acquire all of the chemical products used in its business from ChemErgy. The exclusive relationship agreement with ChemErgy will terminate on May 31, 2011 and will be automatically renewed for one year renewal terms unless terminated with notice by either party. ChemErgy operates a fully-equipped laboratory in Calgary staffed with chemical engineers, chemists and technicians who are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field.

Where possible, Calfrac and ChemErgy undertake to protect intellectual property which they develop through joint applications for patent protection. Calfrac and ChemErgy currently have two patents pending on chemical systems used to deliver fracturing services.

Facilities, Equipment and Personnel

Calfrac provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary and four field stations located in Medicine Hat, Red Deer and Grande Prairie, Alberta, and in Platteville, Colorado.

Calfrac owns a significant complement of fracturing equipment which, as at December 31, 2003, includes nine conventional fracturing spreads, incorporating 20 fracturing pumpers rated to a total of 45,000 horsepower, and one NGC fracturing spread with eight high rate nitrogen pumpers. Calfrac's well stimulation equipment includes two combination nitrogen-acid pumpers, two acid pumpers, two deep coiled tubing units and eight shallow coiled tubing units. Calfrac's total fleet of 132 large vehicles is comprised of 37 trucks with mounted equipment and 95 tractor/trailer units. Calfrac is currently constructing a tenth conventional and a second NGC fracturing spread, both of which are expected to be operational in the first half of 2004.

As at December 31, 2003, Calfrac employed 342 people in Canada and Calfrac USA employed 40 people. None of the employees of Calfrac or Calfrac USA are unionized.

change of control, such officer is entitled to all accrued but unpaid bonuses and to a severance payment equal to two times his annual 2003 base salary.

In addition, each of Messrs. Ramsay, Dibb and Roberts has entered into an agreement with Calfrac whereby he has waived any change of control or other rights he may have pursuant to his employment agreement provided that the Reorganization and the Acquisition occur as described herein. These agreements also provide that, in the event that a change of control occurs other than on the basis contemplated herein, each of such officers is entitled to exercise his right to terminate his employment and receive the severance payment described above. In addition, in such circumstances, each of such officers may elect not to receive the severance payment, and in consideration therefor, the officer will be released and discharged from the non-competition restrictions of his employment agreement.

Six additional officers and key employees of Calfrac have each signed an agreement with Calfrac providing that each employee will continue his employment with Calfrac or the Corporation, as applicable, until at least June 30, 2004 under such employee's current employment terms. In the event that either or both Mr. Mathison or Mr. Ramsay resign or are terminated as Chairman or Chief Executive Officer, respectively, of either Calfrac or the Corporation, as applicable, on or prior to June 30, 2004, the employee may elect to terminate his employment prior to June 30, 2004 and will receive a termination payment equal to all accrued but unpaid bonuses and to a severance payment equal to two times his annual 2003 base salary.

As at March 8, 2004, the officers and directors of the Corporation, as a group, beneficially own, directly or indirectly, 697,732 Common Shares. Assuming that they do not subscribe for any of the Offered Shares, the officers and directors of the Corporation and the persons proposed to be officers and directors of the Corporation, after giving effect to the Acquisition, as a group, will own or exercise control over approximately 44% of the outstanding Common Shares in the event of completion of this offering and the Acquisition (on the basis that the net purchase price is paid by the issuance of 7,427,039 Common Shares and the payment of approximately $28.8 million in cash).

The term of office of each of the directors of the Corporation will expire at the next annual meeting of the shareholders.

MANAGEMENT

The following is a brief description of the current directors and senior officers of the Corporation and the proposed directors and senior officers in the event that this offering and the Acquisition are completed.

Ronald P. Mathison, Director and Chairman

Mr. Mathison is the President and Chief Executive Officer of Matco Investments, a private investment company specializing in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an investment firm specializing in the oil and gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and gas and oil and gas service companies. Mr. Mathison received a B.Comm. (Honours) from the University of Manitoba in 1979 and obtained his Chartered Accountant designation in 1982. Mr. Mathison also holds the designation of Chartered Business Valuator, obtained in 1989, and of Chartered Financial Analyst, obtained in 1990. Mr. Mathison is the sole shareholder of Matco Investments, which controls Matco. Mr. Mathison is the Chairman of Hawker Resources Inc. Mr. Mathison was a founder of Calfrac and has been the Chairman of Calfrac since its formation in 1999.

Douglas R. Ramsay, Director, President and Chief Executive Officer

Mr. Ramsay was a founder of Calfrac and has been the President and Chief Executive Officer of Calfrac since its formation in 1999. Mr. Ramsay has an extensive background in the oil industry. Prior to 1994, Mr. Ramsay was the

President of Canadian Fracmaster Ltd. where he spent 12 years enhancing the overall presence of Fracmaster Ltd. in Canada and worldwide. Previous industry experience as a Project Manager for Delta Consultants, Drilling and Completions Foreman for Dome Petroleum Corp. and Service Supervisor for BJ Well Services Company has contributed to Mr. Ramsay's overall knowledge of the industry.

Mr. Ramsay holds a diploma in Petroleum Technology from Southern Alberta Institute of Technology and is a certified Registered Engineering Technologist.

Gordon A. Dibb, Executive Vice President and Chief Financial Officer

Mr. Dibb was a founder of Calfrac and has been the Executive Vice President and Chief Financial Officer of Calfrac since its formation in 1999. Mr. Dibb has over 20 years of oilfield service industry experience in a senior financial capacity, having worked as executive Vice President Business Development for Trace Exploration, Vice President Finance and Chief Financial Officer for Artisan Corporation, Vice President Administration for Nabors Drilling International Limited, Chief Operating Officer for Destiny Resource Services Corp. and Vice President Finance for Nabors Drilling Ltd. Mr. Dibb also has experience in South Africa working in other industries.

Mr. Dibb is a Chartered Accountant, qualified in both South Africa and Canada, and a member of the Alberta Institute of Chartered Accountants.

Robert S. Roberts, Senior Vice President and Chief Operating Officer

Mr. Roberts was a founder of Calfrac and has been the Senior Vice President and Chief Operating Officer of Calfrac since its formation in 1999. Mr. Roberts has significant industry experience with over 35 years in the pumping service industry. Mr. Roberts previously held senior management positions with Fracmaster Ltd. in its Canadian, United States, South American, Middle East and Russian Operations. Prior to 1996, Mr. Roberts was the Executive Vice President of Fracmaster Ltd.

James S. Blair, Director

Mr. Blair has served as a director of Denison since May of 2002. Mr. Blair is President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies. Mr. Blair was responsible for managing Husky's upstream business. He developed and implemented comprehensive strategies which led to strong growth of Husky in western Canada, offshore eastern Canada and Asia. Mr. Blair is a director of Viking Energy Royalty Trust, a director and Chairman of Onstream Compressor Rentals Inc., a private oilfield service company, and a director of the Calgary Centre for Innovative Technology. Mr. Blair holds an Honours B.A. (Economics) degree from the University of Alberta. His studies concentrated on resource economics and international trade.

Gregory S. Fletcher, Director

Mr. Fletcher has served as a director of Denison since May of 2002. Mr. Fletcher is an independent businessman involved in the oil and gas industry in western Canada. He has considerable business experience in the junior sector of the oil and gas industry and is currently President of Sierra Energy Inc., a private oil and gas company that he founded in 1997. From June 1998 to May 1999, he was also President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. and prior to 1997 he was President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also Chairman and a director of Diamond Energy Services Inc., a private oilfield service company, a director of Pengrowth Management Limited, a private specialty fund management company and a director of Total Energy Services Ltd., a public oilfield services company. Mr. Fletcher graduated from the University of Calgary in 1972 with a BSc. in geology.

Martin A. Lambert, Director and Interim Chief Executive Officer

Mr. Lambert is a partner with the Bennett Jones LLP law firm, having served as Chief Executive Officer of the firm from 1996 to 2000. Mr. Lambert has been widely recognized as one of Canada's leading merger and acquisitions lawyers, including having recently been named by the National Post as one of Canada's top 30 deal makers, and is a senior member of the firm's mergers and acquisitions team. Mr. Lambert's directorships include Oil States International Inc. and zed.i solutions.inc, both oilfield services firms, as well as Hawker Resources Inc. and Bear Creek Energy Ltd., both oil and gas exploration and production companies. Mr. Lambert's family holding corporation, Mountain Moon Capital Inc., is a shareholder of Matco. Mr. Lambert was appointed Interim Chief Executive Officer of the Corporation on March 8, 2004 and is expected to resign such position upon the anticipated appointment of Douglas Ramsay as Chief Executive Officer. Mr. Lambert is expected to continue to act as a director of the Corporation.

Paul F. Little, Director

Mr. Little has served as a director of Denison since May of 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves on a number of other public company boards including The Nautilus Group, Inc., Medisystem Technologies, Inc., Pason Systems, Inc. and World Point Terminals, Inc. He is Chairman of Echelon General Insurance Company, a private company, and is a member of the Board of Visitors of the Graziadio School of Business at Pepperdine University. Mr. Little is a Chartered Accountant and holds an M.B.A. from the University of British Columbia.

R. Timothy Swinton, Director

Mr. Swinton has extensive experience in the oilfield services industry. He is currently Chairman of NQL Drilling Tools Inc., a position he has held since 2003, and a director of Anderson Energy Ltd., a private oil and natural gas exploration and production company. Since June 1997, Mr. Swinton has been President of Western Provinces Resources Ltd, a private investment company. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd.

David M. McGoey, Interim Chief Financial Officer

Mr. McGoey is the Chief Financial Officer at Ross Smith Energy Group, a private engineering consulting firm, a position he has held since 1998. Mr. McGoey is President of David M. McGoey Professional Corporation since 1992 and Chief Financial Officer of each of Securex Limited (since 2003) and CMQ Resources Inc. (since 2003). Mr. McGoey was also Chief Financial Officer of Tristone Capital LLC from 2001 to 2002. He has been a Chartered Accountant for over 20 years, a Certified Public Accountant for three years and has over 20 years of public accounting experience. Mr. McGoey is a director of Destiny Resource Services Corp. Mr. McGoey was appointed Interim Chief Financial Officer of the Corporation on March 8, 2004 and is expected to resign upon the anticipated appointment of Mr. Gordon Dibb as Chief Financial Officer of the Corporation.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and officers of the Corporation, the following table sets forth the shareholdings of those persons who are the direct or indirect beneficial owners of or exercise control or direction over 10% or more of any class of voting shares of the Corporation as at the date hereof and after giving effect to this offering and the Acquisition:

Shareholder	Designation of Class	Type of Ownership	Number of Shares	% of Class	Number of Shares After Giving Effect to this Offering and the Acquisition(1)(2)	% of Class After Giving Effect to this Offering and the Acquisition(1)(2)
Matco Investments	Common	Beneficial	674,423	42%	4,488,965 (3)(4)	26%

Notes:

(1) Assuming the Purchase Option is exercised and the purchase price is paid by the issuance of 7,427,039 Common Shares and the payment of approximately $28.8 million in cash, Matco Investments will acquire an additional 3,814,542 Common Shares pursuant to the Acquisition.

(2) Assuming the named entity does not acquire additional Common Shares pursuant to this offering.

(3) Includes 788,730 Common Shares held indirectly by Ronald P. Mathison, Chairman and a director of the Corporation. To the knowledge of the Corporation, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments is Mr. Mathison.

(4) Includes 674,423 Common Shares acquired by Matco pursuant to the Subscription. To the knowledge of the Corporation, the only entities with an interest of greater than 10% in Matco are Matco Investments and Mountain Moon Capital Inc. To the knowledge of the Corporation, the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of the immediate family of Martin Lambert, a director of the Corporation.

PLAN OF DISTRIBUTION

Under an agreement dated March 10, 2004 (the "Underwriting Agreement") among the Corporation and each of the Underwriters, the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as the sole and exclusive agents of the Corporation to offer the Offered Shares for sale, subject to the terms and conditions contained therein, at a price of $15.50 per share. The Underwriters have agreed that if less than all of the Offered Shares are sold by the Underwriters as agents, the Underwriters shall purchase, as principals, all of the Offered Shares not sold by the Underwriters as agents at the same price per share. Pursuant to the Underwriting Agreement, closing of this offering is to occur on or about March 23, 2004, but in any event not later than April 21, 2004. The purchase price of $15.50 per Offered Share is payable by the Underwriters to the Corporation against delivery of the Offered Shares. The Corporation has agreed to pay the Underwriters a commission of 5.5% of the gross proceeds or $0.8525 per Offered Share. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all Offered Shares if any are purchased under the Underwriting Agreement.

The TSX has conditionally approved the listing of the Offered Shares subject to the Corporation fulfilling all of the requirements of such exchange, at which time the Common Shares, which are currently traded on the TSX under the symbol "DEN", will trade under the symbol "DEI".

It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed. The Underwriting Agreement also provides that if this offering is completed, but the Acquisition is not completed, the Corporation must call a special meeting of the shareholders of the Corporation within 90 days of the completion of this offering to determine the appropriate use of the proceeds of this offering. In this event, the Corporation would prepare and send to shareholders an information circular that contains prospectus level disclosure regarding the proposed use of the proceeds of this offering.

Pursuant to policy statements of certain securities commissions, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, including a bid or purchase permitted under the rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Common Shares. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Offered Shares may not be offered or sold within the United States or to U.S. persons unless an exemption from registration is available.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the announcement of this offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the offering, may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act.

The Corporation has agreed that it will not, without the prior consent of the lead Underwriter pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Common Shares or any securities giving the right to acquire Common Shares (other than the Offered Shares, the Common Shares to be issued pursuant to the Acquisition and securities issued in connection with an arm's length acquisition of assets or an arm's length acquisition of or merger, consolidation or amalgamation with any company or companies), or agree or announce any intention to do so, at any time prior to 120 days after the closing of this offering. In addition, each of Matco Investments, Matco, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts has agreed that it or he will not, without the prior consent of the lead underwriter, which consent is not to be unreasonably withheld, sell or otherwise dispose of any Common Shares received pursuant to the Acquisition at any time prior to two years after the closing of this offering. Upon the expiry of such two year period, these shareholders will be entitled to sell or otherwise dispose of 40% of such Common Shares. Thereafter, the remaining 60% of the Common Shares held by such shareholders may be sold or otherwise disposed of in equal installments upon the expiry of six and twelve months, respectively.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2002, as at September 30, 2003 and as at September 30, 2003 after giving effect to the Reorganization, this offering and the Acquisition and the other transactions described in the notes to the unaudited pro forma financial statements (collectively, the "Transactions"):

	Authorized	**Outstanding as at December 31, 2002** (audited)[1]	**Outstanding as at September 30, 2003** (unaudited)	**Outstanding as at September 30, 2003 after giving effect to the Transactions** (unaudited)
Long-term debt	nil	$43,558,000	$43,097,000	$8,206,000
Common Shares[2]	unlimited	$5,568,000 (17,705,724 shares)[3]	$5,568,000 (17,705,724 shares)[3]	$94,176,000 (17,107,277 shares)[4][5][6]

Notes:

(1) Derived from the audited financial statements of Denison.
(2) On March 8, 2004, the stock option plan of Denison was terminated and no stock options are currently outstanding.
(3) Prior to giving effect to the Consolidation.
(4) After giving effect to the Consolidation.
(5) Pursuant to the Subscription, the Corporation issued 727,073 Common Shares for gross proceeds of approximately $5.3 million.
(6) Assuming that the Purchase Option is exercised and that the purchase price is paid by the issuance of 7,427,039 Common Shares and approximately $28.8 million in cash.

CORPORATE HISTORY

Denison

Denison is the continuing corporation formed by the amalgamation under the OBCA of Denison Mines Limited and Stanrock Uranium Mines Limited pursuant to articles of amalgamation filed on February 12, 1973. Denison

amended its articles on July 26, 1983 to create a class of 24 million preferred shares issuable in series, of which 6 million 9¾% Cumulative Redeemable Preferred Shares Series A (the "Preferred Shares Series A") were issued on August 8, 1983. On March 2, 1984 Denison amended its articles to create an unlimited number of Class A Voting Participating Shares without par value ("Class A Shares") and an unlimited number of Class B Non-Voting Participating Shares without par value ("Class B Shares"), and each issued and outstanding common share was changed into one Class A Share and one Class B Share. On March 7, 1985, Denison issued 7 million 9½% Cumulative Redeemable Preferred Shares Series B (the "Preferred Shares Series B"). On June 22, 1992, Denison amended its articles to provide for a minimum of three and a maximum of fifteen directors.

Effective December 21, 1995, the articles were amended: to create an unlimited number of new common shares; to provide that Denison was no longer authorized to issue Preferred Shares Series A, Preferred Shares Series B ("Preferred Shares"), Class A Shares or Class B Shares; to delete the rights, privileges, restrictions and conditions of the Preferred Shares, Class A and Class B Shares; and to provide that, after giving effect to the foregoing, Denison was authorized to issue an unlimited number of common shares. Effective December 21, 1995, each Preferred Share was reclassified into 25 common shares, and each Class A Share and each Class B Share was reclassified into one common share.

Effective May 24, 2002, the articles were amended to change the name of Denison from Denison Mines Limited to Denison Energy Inc., and to implement a share consolidation on the basis of one new common share for each 20 pre-consolidation common shares.

The head office and registered office of Denison is located at 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2. If this offering and the Acquisition are completed, the head and registered offices of Calfrac will become the head and registered offices of Denison.

Calfrac

Calfrac was incorporated under the provisions of the ABCA on June 28, 1999 as "836570 Alberta Ltd." and changed its name to "Calfrac Well Services Ltd." by way of articles of amendment filed on September 28, 1999. Calfrac is the continuing corporation formed by the amalgamation under the ABCA of 850288 Alberta Ltd. and Calfrac pursuant to articles of amalgamation filed on January 1, 2000.

Calfrac's head office is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and its registered office is located at Suite 751, 815 – 8th Avenue S.W., Calgary, Alberta T2P 3P2.

Calfrac has one wholly owned subsidiary, Calfrac USA, incorporated in the state of Colorado, United States on May 24, 2001. Calfrac USA provides fracturing and work-over services to oil and gas customers in the Rocky Mountain area of the United States.

Calfrac also owns 30% of the issued and outstanding shares of ChemErgy.

General Development of the Business of Calfrac

Calfrac was a private corporation founded in June 1999 by Messrs. Mathison, Ramsay, Dibb and Roberts. Calfrac commenced operations in August 1999 from its field station in Medicine Hat, Alberta with a coiled tubing unit. On September 2, 1999, Calfrac successfully completed its first hydraulic fracturing treatment.

In December 1999, Calfrac acquired all of the issued and outstanding shares of Calfrac Limited, which company completed the acquisition of all of the issued and outstanding shares and warrants of DynaFrac Well Services Inc. ("DynaFrac") on December 22, 2000. DynaFrac subsequently distributed its assets and liabilities to Calfrac Limited and was dissolved on December 27, 2001. Calfrac Limited distributed all of its assets and liabilities to Calfrac and was subsequently dissolved on December 28, 2001. Calfrac acquired a two-pumper spread, a shallow coiled tubing unit, a high rate nitrogen pumper and four acid pumpers through its indirect acquisition of DynaFrac.

On November 10, 1999, 850288 Alberta Ltd., a wholly owned subsidiary of Calfrac, acquired two deep and one shallow coiled tubing units, two combination nitrogen-acid pumpers and other support equipment from the Coiled Tubing Division of Serval Corporation. On January 1, 2000, 850288 Alberta Ltd. and Calfrac were amalgamated.

Calfrac's second and third spreads of fracturing equipment became operational in December 1999. At this time, Calfrac acquired a small facility in Red Deer, which became functional as a field facility in January 2000.

In February 2000, Calfrac acquired 851350 Alberta Ltd. in exchange for the issuance of 2,125,000 shares of Calfrac. 851350 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by Calfrac. In order to provide the fracturing services required under this contract, Calfrac constructed a new spread of fracturing equipment specifically designed to stimulate the customer's shallow natural gas wells, which equipment constituted Calfrac's fourth spread of fracturing equipment.

During the last half of 2000, Calfrac added another fleet of fracturing equipment to constitute its fifth spread of fracturing equipment. In October 2000, Calfrac leased premises in Grande Prairie to establish a field station to facilitate the expansion of operations into northern Alberta and British Columbia.

During the summer of 2001, Calfrac commissioned its sixth spread of fracturing equipment. At this time, Calfrac also constructed and commenced operations with two additional coiled tubing units designed for shallow well operations but with more powerful compressors than its then existing equipment.

In April 2001, Calfrac acquired 851355 Alberta Ltd. in exchange for the issuance of 2,390,625 shares of Calfrac. 851355 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by Calfrac. In order to satisfy its obligations under this contract, Calfrac constructed its seventh spread of fracturing equipment.

In February 2002, Calfrac expanded its operations into the United States by leasing a field office in Platteville, Colorado. Although Calfrac provided fracturing services to oil and gas exploration and production companies in Montana in late 2001, the establishment of operations at Platteville, Colorado was Calfrac's first significant presence in the United States. At this time, Calfrac negotiated a one-year fracturing agreement with a major oil and gas exploration and production company, which agreement provided for a three-year right of first refusal for the majority of fracturing work of the customer in the Rocky Mountain area of the United States. During 2002, Calfrac provided fracturing services to customers located in Colorado, New Mexico and Wyoming. In 2003, most of Calfrac's U.S. operations were conducted in the DJ Basin and North Piceance Basin of Colorado.

In November 2002, Calfrac completed the construction of a new field facility on land owned by Calfrac in Red Deer, Alberta. In late 2002 and early 2003, Calfrac completed construction of two additional fracturing spreads, its eighth and ninth spreads of fracturing equipment, and its first spread of equipment specifically designed to fracture NGC.

Calfrac completed construction of a coiled tubing rig designed specifically to perform fracturing through coiled tubing in early 2003. In addition, due to the increasing requirement to use coiled tubing rigs in conventional and NGC fracture jobs, Calfrac signed a three year contract in February 2004 with a major supplier of coiled tubing rig services in Alberta. Calfrac has a right of first refusal on six out of seven coiled tubing rigs used for fracturing operated by this supplier in 2004 and thereafter for all seven coiled tubing rigs. Calfrac has the option to renew the contract for an additional year on each anniversary of the contract date commencing in February 2006.

In April 2003, Calfrac negotiated a two year fracturing contract with a major explorer and developer of NGC with a term that commenced on June 1, 2003 and will expire at the earlier of May 31, 2005 or on the date that Calfrac has fractured 300 wells for the customer. In order to satisfy its obligations under this contract, Calfrac has developed and commissioned unique fracturing equipment specifically designed to fracture NGC wells, including the first quint nitrogen pumpers that have been built for use in the fracturing of NGC by any fracturing company. This equipment is expected to be operational in early 2004.

In May 2003, Calfrac signed a fracturing agreement with its most significant customer in the Rocky Mountain region in the United States. This agreement will expire upon the earlier of December 31, 2004 or the completion of 500 fracturing jobs for the customer.

Calfrac also purchased four shallow coiled tubing units from private companies in 2003. These acquisitions increased Calfrac's equipment fleet of shallow coiled tubing units to eight units. Three additional fracture pumpers were also added to Calfrac's equipment in 2003.

SELECTED FINANCIAL INFORMATION

Selected Financial Information of the Corporation

The following table presents a summary of historical financial data for the Corporation for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended, as well as the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings of the Corporation for the year ended December 31, 2002 and for the nine months ended September 30, 2003. The unaudited pro forma consolidated balance sheet was prepared as if (i) the Reorganization; (ii) the issuance of 8,064,520 Common Shares for net proceeds of approximately $116.25 million pursuant to this offering; (iii) the completion of the Acquisition by way of the issuance of 7,427,039 Common Shares and the payment of approximately $28.78 million in cash; and (iv) the other transactions described in the notes to the pro forma financial statements, had occurred on September 30, 2003, and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine months ended September 30, 2003 were prepared as if such transactions had occurred on January 1, 2002. The financial statements of the Corporation as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP have not performed an audit but have carried out certain procedures relating to the compilation of the pro forma financial statements of the Corporation.

The following data should be read along with "Management's Discussion and Analysis Regarding Denison" and the financial statements and related notes of the Corporation included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

All financial information with respect to the Corporation has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,		
	2003	2003	2002	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)(1)	(audited)(1)	(audited)(1)
	(in thousands, except per share amounts)						
Income Statement Data							
Revenue	$108,494	$25,158	$24,459	$96,066	$37,966	$32,064	$39,813
Expenses	88,290	39,078	21,884	79,141	35,037	28,850	30,364
Earnings (loss) before income taxes	20,204	(13,920)	2,575	16,925	2,929	3,214	9,449
Income tax expense (recovery)	1,187	106	68	1,085	(139)	(1,504)	418
Net earnings (loss) for the period	$19,017	$(14,026)	$2,507	$15,840	$3,068	$4,718	$9,031
Net Earnings (loss) per common share (2)(3)							
Basic	$1.11	$(0.79)	$0.15	$0.93	$0.18	$0.30	$0.57
Diluted	$1.11	$(0.79)	$0.15	$0.93	$0.18	$0.29	$0.55
Average Number of common shares outstanding	17,107	17,706	17,706	17,107	16,880	15,950	15,894

Notes:

(1) Derived from the audited financial statements of Denison.

(2) Earnings per share calculations give effect to the 20 for one share consolidation which was effective May 24, 2002, as if the share consolidation had been effective at the beginning of the period presented.

(3) Based on the weighted average of common shares outstanding in the applicable period.

(4) If the Acquisition occurs, the Corporation will have non-capital losses and unclaimed expenditures, in aggregate, equal to approximately $224.6 million for federal tax purposes and approximately $172.9 million for Alberta provincial tax purposes.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(audited)(1)	(audited)(1)	(audited)(1)
	(in thousands)					
Balance Sheet Data						
Current assets	$42,502	$22,997	$24,988	$29,187	$30,042	$32,267
Inventory of ore in stockpiles	-	7,456	10,550	9,689	13,413	11,743
Property, plant and equipment	76,569	115,548	128,362	131,524	129,978	122,368
Deferred reorganization costs	-	652	-	-	-	-
Intangible assets and goodwill	3,603	-	-	-	-	-
Future income taxes	69,135	-	-	-	-	-
	$191,809	$146,653	$163,900	$170,400	$173,433	$166,378
Current liabilities	$27,427	$12,448	$9,760	$21,729	$23,122	$19,847
Long-term debt	8,206	43,097	48,789	43,558	51,700	51,622
Provision for post-employment benefits	-	9,820	10,197	10,063	10,476	11,033
Provision for decommissioning and site restoration	-	6,720	6,832	6,598	6,710	6,313
Future income taxes	-	150	740	300	983	2,773
Deferred credit	$62,000	-	-	-	-	-
	97,633	72,235	76,318	82,248	92,991	91,588
Shareholders' equity	94,176	74,418	87,582	88,152	80,442	74,790
	$191,809	$146,653	$163,900	$170,400	$173,433	$166,378

Note:

(1) Derived from the audited financial statements of Denison.

Selected Financial Information of Calfrac

The following table presents a summary of historical financial data for Calfrac for the years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2003 derived from the financial statements of Calfrac at each of these dates and for the periods then ended. The financial statements of Calfrac as at and for the years ended December 31, 2003, 2002 and 2001 have been audited by PricewaterhouseCoopers LLP.

The following data should be read along with "Management's Discussion and Analysis Regarding Calfrac" and the financial statements and related notes of Calfrac included in this prospectus.

All financial information with respect to Calfrac has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Nine Months Ended September 30,	Year Ended December 31,		
	2003	2003	2002	2001
	(unaudited)	(audited)(1) (in thousands)	(audited)(1)	(audited)(1)
Income Statement Data				
Revenue	$108,494	$156,558	$96,066	$67,509
Expenses	81,052	114,732	72,143	47,953
Income before interest, taxes, depreciation and amortization	27,442	41,826	23,923	19,556
Depreciation, amortization of intangibles and interest	8,297	11,215	7,909	6,492
Income before taxes	19,145	30,611	16,014	13,064
Income taxes	6,832	10,962	5,990	5,299
Net income	$12,313	$19,649	$10,024	$7,765
Balance Sheet Data				
Current assets	$37,658	$48,350	$31,230	
Capital assets	76,569	78,441	62,610	
Goodwill	3,276	3,276	3,276	
Long-term receivables and intangible assets	327	252	550	
	$117,830	$130,319	$97,666	
Current liabilities	$33,952	41,586	$52,871	
Long-term debt	27,408	23,781	1,706	
Future income taxes	6,753	7,521	5,896	
	68,113	72,888	60,473	
Shareholders' Equity				
Capital stock	14,342	14,720	14,131	
Retained earnings	35,375	42,711	23,062	
	49,717	57,431	37,193	
	$117,830	$130,319	$97,666	

Note:

(1) Derived from the audited financial statements of Calfrac.

Selected Historical Quarterly Financial Data of Denison

The following table presents selected unaudited historical financial data of Denison for each of the fiscal quarters of 2002 and 2001.

	2002 (unaudited) (in thousands, except per share data)				2001 (unaudited) (in thousands, except per share data)			
	Three Month Period Ended March 31	Three Month Period Ended June 30 (1)	Three Month Period Ended September 30 (1)	Three Month Period Ended December 31 (1)	Three Month Period Ended March 31	Three Month Period Ended June 30	Three Month Period Ended September 30	Three Month Period Ended December 31
Revenue	$4,763	$10,735	$8,961	$13,507	$4,787	$6,165	$4,540	$16,572
Net earnings (loss):								
Total	$484	$440	$1,583	$561	$895	($978)	$608	$4,193
Net earnings (loss) per Common Share (2)								
Basic	$0.03	$0.03	$0.09	$0.03	$0.06	($0.07)	$0.04	$0.27
Diluted	$0.03	$0.03	$0.09	$0.03	$0.06	($0.07)	$0.04	$0.26

Notes:

(1) Earnings per share calculations give effect to the 20 for one share consolidation which was effective May 24, 2002, as if the share consolidation had been effective at the beginning of the period presented.

(2) Based on the weighted average number of common shares outstanding in the applicable period.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING DENISON

The following management's discussion and analysis of financial condition and results of operations relates to the activities of Denison prior to the proposed transformation of Denison to an oilfield services provider and does not reflect the Reorganization, this offering or the Acquisition. *The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of the Corporation as at and for the years ended December 31, 2002, 2001 and 2000 and the unaudited interim financial statements as at and for the nine months ended September 30, 2003 and 2002.*

Segmented Information

The following table summarizes selected historical financial information related to the Corporation and its operations for the periods indicated. The Corporation has recently completed the Reorganization pursuant to which the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. The Corporation holds no material assets, other than the Purchase Option and certain income tax attributes, and has retained certain claims and liabilities.

	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)(1)	(audited)(1)	(audited)(1)
			(in millions)		
Revenue					
Mining	$15.8	$17.9	$28.5	$26.2	$27.7
Environmental	2.6	2.2	3.3	3.0	1.8
Oil and Gas	6.7	4.3	6.2	2.8	10.3
	$25.2	$24.5	$38.0	$32.0	$39.8
Net Earnings (loss)					
Mining	$(0.3)	$3.3	$4.9	$3.5	$0.5
Environmental Services	0.2	0.1	(0.5)	0.0	(0.3)
Oil and Gas	(11.8)	1.0	1.0	1.8	10.4
Corporate taxes and stock option expense	(2.1)	(1.9)	(2.3)	(0.6)	(1.6)
	$(14.0)	$2.5	$3.1	$4.7	$9.0

Note:
(1) Derived from audited financial statements of Denison.

Review of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Mining Division

The McClean Lake Joint Venture is on target to produce 6 million pounds of uranium from McClean Lake during 2003. Denison's 22.5% share of production for the nine months ended September 30, 2003 totaled 1,082,000 pounds compared with 1,133,000 pounds in the corresponding period of 2002.

During the first nine months of 2003 compared to the corresponding period of 2002, costs of the mining division of Denison were adversely affected by an increase in operating costs of 7% and foreign exchange losses of $650,000. Costs of the mining division of Denison in 2002 were favourably affected by a one-time adjustment of $540,000.

Denison delivers uranium under a variety of contracts with various pricing formulas, the timing and mix of which varies from quarter to quarter. Since the timing of deliveries is at the selection of the customer, the year-to-year comparisons may not be meaningful. Uranium sales volumes delivered in the nine months ended September 30, 2003 were 66% of annual sales volumes compared to 63% during the same period of 2002. Sales volumes in the fourth quarter will be 34% of annual sales volumes.

The average realized Canadian dollar exchange rate relative to the U.S. dollar for the conversion of the U.S. dollar proceeds from uranium sales appreciated from $1.551 for the nine months ended September 30, 2002 to $1.412 for the corresponding period of 2003. This has had a significant negative effect on the revenue and earnings from Denison's mining operations.

Oil and Gas Division

As part of the Reorganization, new oil and gas reserve reports were completed by independent consultants. These reports substantially decreased Denison's oil and gas reserves, resulting in the significant write-down of the carrying value of these assets.

For the nine months ending September 30, 2003, production averaged 641 barrels of oil equivalent ("boe") per day (at a 6:1 gas to oil conversion rate) compared to 558 boe per day for the equivalent period of 2002.

Denison sold its 50% interest in the Carlyle oil producing property (12 boe per day) in southeastern Saskatchewan effective October 1, 2003 for $255,000. Denison also acquired the remaining 50% interest (37 boe per day) in the Smiley gas producing property in Saskatchewan for $600,000.

The two wells drilled in the third quarter in the Aden area for gas were unsuccessful and were abandoned. New gas pipeline capacity, which was anticipated to be available by September, was delayed to November.

During the first nine months of 2003, capital spending totaled approximately $4.0 million including the acquisition of additional interests in the Skiff oil property and the drilling of 6.0 gross (5.1 net) wells, resulting in 1.0 gross (1.0 net) standing gas well in the Evi area and 5.0 gross (4.1 net) dry and abandoned wells. This compares with capital spending of $4.0 million in the first nine months of 2002 for the drilling of 5.0 gross (4.0 net) wells resulting in 2.0 gross (1.0 net) oil wells and 3.0 gross (3.0 net) wells which were dry and abandoned.

In April of 2003, a gas well located in the Bow Island area that had been drilled and completed in the fourth quarter of 2002 at a cost of approximately $350,000, but shut-in pending available pipeline capacity, was sold by Denison. The proceeds of $944,000 from this sale were credited against property, plant and equipment resulting in no recognition of a gain on this transaction.

Environmental Services Division

During the third quarter of 2003, Denison Environmental Services obtained a new contract for the operation of the Kam Kotia water treatment facility, and continued to provide services under its contract for environmental monitoring and maintenance of the closed mine sites of Denison and Rio Algom Ltd. at Elliot Lake and under its contract for project management for the decommissioning of the Hope Brook mine in Newfoundland. Denison Environmental Services was also active in decommissioning work in northern Ontario at the old Munroe mine and is commencing work on the decommissioning of the High Falls generating facility and on the Shebandowan mill complex.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Mining Division

In 2002, Denison's uranium sales volume increased by approximately 16% over the 2001 sales volume. The margin on sales decreased by 17%. In both 2002 and 2001, Denison chose to build strategic inventory in anticipation of sales in the future at prices higher than those currently available in the spot market. Denison's uranium sales are under eleven different long-term contracts with utilities in the United States and the Far East covering approximately all of Denison's production at nominal rates in 2003 and 2004 and a large part of the production currently forecast to 2010. These contracts have various durations and contain a variety of pricing formulas. In 2003, preliminary indications from customers are that uranium deliveries will be 11% in Q1, 47% in Q2, 7% in Q3 and 35% in Q4.

In February 2002, the mining of the Sue C pit was completed recovering 36.5 million pounds of uranium into stockpiles, up 33% from amounts originally anticipated for Sue C. As a result of this increased recovery, amortization rates for mining and processing costs were reduced in mid 2001 and mining related cash costs were reduced from $4.9 million in 2001 to $1.8 million in 2002.

In 2002, mill unit operating costs continued to decline, even though the volume of ore milled in 2002 increased by approximately 25% over 2001 as the ore grade was gradually reduced during the year from an average grade of 3.10% U_3O_8 in 2001 to 2.29% in 2002. It is planned to reduce the milling grade to 2.12%, approximately the grade of the ore in the stockpile, to optimize milling costs over the next four years.

In 2002 definitive agreements were signed enabling the Cigar Lake joint venture to process its ore at the McClean Lake mill. All Cigar Lake ore will be leached at the McClean Lake mill following which the pregnant aqueous solution will be divided between the McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. It is anticipated that toll milling could begin at McClean Lake as early as late 2006.

Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the act. The Saskatchewan government also imposes a tiered royalty which ranges from 4% to 10% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for many years.

In 2002, Denison spent $0.4 million (2001 - $0.6 million, 2000 - $0.7 million) at its Elliot Lake facility. Spending, primarily on monitoring and water treatment, is expected to be reduced in 2003 and 2004 and continue to decline marginally thereafter. All spending is paid for from the Elliot Lake Reclamation Trust, which had a balance of $1.6 million at December 31, 2002. This balance with interest earned thereon is expected to be adequate to fund all monitoring and treatment costs through to December 31, 2008. Future expenditures will consist of ongoing site monitoring of both the Denison and Stanrock Tailings Management Facilities and treating the water runoff from the Stanrock property for as long as 25 to 50 years. The balance of the total provision for $8.0 million represents the estimated present value of maintenance, monitoring and water treatment.

Retirees from Denison's Elliot Lake mine are entitled to certain medical and dental benefits and life insurance. At December 31, 2002 the liability recorded in the consolidated balance sheet was $10.5 million dollars. The actuarial report on this liability as of September 30, 2002 estimates that the actuarial liability is approximately $5.7 million. The surplus of $4.8 million, net of interest on the unfunded $5.7 million liability, is being credited to income over the average 12.5 year average life expectancy of this retiree group.

Environmental Services Division

Denison Environmental Services continued to provide services under a five-year contract (commenced April 1, 2001), including monitoring effluent treatment, maintenance, data storage and reporting activities for closed mine sites for Denison and Rio Algom in the Elliot Lake area and under a contract for at least 30 months (commenced September of 2001) to act as primary project manager for the Hope Brook mine decommissioning in Newfoundland. A significant portion of the business of the division has historically involved the sale of mining assets, either as part of its compensation for decommissioning a site or for a fee from third parties. In 2002 this was not the case due to reduced mine construction. Revenues generated from asset sales are sensitive to the level of new mine construction and other demand factors. New mine construction has been low in the last few years and as a result Denison wrote down its inventory of mining equipment held for resale by $433,000.

Oil and Gas Division

In 2002, Canadian oil and gas activities continued to expand. Oil and gas revenues from Denison's operations in Alberta and Saskatchewan increased by $4.9 million, to $6.2 million from $1.3 million in 2001. Successful producing property acquisitions and new production added by Denison's exploration program, combined with increases in commodity prices, all contributed to the increase in oil and gas revenue in 2002. In 2001, Denison received the final $1.5 million of its royalty income from the Villano oil field in Ecuador. Earnings from Greece in 2002 related to a reduction in the provision for closure and in 2000 are from final sale of oil in tanks.

Production volumes have steadily grown from 5 barrels of oil equivalent (boe) per day (at a 6:1 gas to oil conversion) in December 2000 to 438 barrels per day in December 2001 to 648 barrels per day in December 2002. Insufficient pipeline capacity prevented four new Knappen and Aden gas wells from being put into production in 2002. Some pipeline capacity became available in February 2003. Production increased by 458% in 2002 over the previous year and averaged 330 bbls/d for oil and 1.4 mmcf/d for gas. Denison's core property, located in the Countess area of Alberta, accounted for approximately 67% of 2002 production. In 2002, Denison received an average selling price of $35.81 per bbl and $3.54 per mcf for oil and gas, respectively. The price received for oil and gas increased approximately 22% and 12%, respectively, from the prior year. Denison's oil price is referenced to an Edmonton light sweet price adjusted for quality differentials and transportation to determine the realized price. Denison's gas production is sold pursuant to spot sales contracts and Denison receives a price referenced to AECO delivery point. Denison did not enter into any hedging transactions in 2002.

Royalties include payments made to the Crown, freehold owners and third party overriding royalty participants. During 2002, oil and gas royalties were approximately 24% of revenue compared with 19% in the prior year. Countess production is subject to freehold royalties varying from 20% to 27% while other properties are subject to Crown and overriding royalty interests.

Production expenses were $7.28 per boe in 2002. Production expenses increased approximately 14% per boe from 2001. During August and September, Denison performed an extensive work over program at its Countess area that involved the battery and all of the producing wells. As a result, production expenses in the Countess area, for those two months, averaged $11.15 per boe.

Capital expenditures in 2002 totaled $8.8 million. Denison acquired, for $1.2 million, interests varying from 12.5% to 100% in the Skiff producing oil property located in the Conrad area of southeastern Alberta and plans are underway to reinstate pressure maintenance and thereby more effectively exploit this field. Seismic, drilling and facility expenditures in 2002 increased approximately 42%, to $7.4 million, from $5.2 million in the prior year. Approximately $2.6 million of this spending for exploration drilling was financed from proceeds of a $5.0 million flow-through share issue of common shares. At December 31, 2002, $2.4 million remained to be spent on eligible Canadian Exploration Expenses prior to August 2004. Capital expenditures in 2001 totaled $13.4 million, including $5.6 million for the acquisition of Innovative Energy Inc.

In 2002, Denison's depletion and depreciation provision averaged $9.36 per boe for the year and was $12.54 per boe for the fourth quarter. The increased fourth quarter depletion rate reflects the unfavourable results of Denison's higher risk exploration program in the later part of the year and the industry's trend in 2002 towards higher finding and development costs. Depletion and depreciation charges are calculated on a unit of production method and are based on total proven reserves with a conversion of six thousand cubic feet of gas being equivalent to one barrel of oil. The 2002 depletion calculation includes $805,000 of future capital expenditures to develop Denison's reserves and excludes $69,000 of unproven properties relating to undeveloped land.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Mining Division

Pursuant to its agreement with another participant, Denison was entitled to 2.1 million pounds from the first 4.54 million pounds produced by the McClean Lake Joint Venture and thereafter its 22.5% equity share. Production commenced on June 22, 1999 and commercial levels of production were achieved on November 1, 2001. In 2000, 812,500 pounds were used to repay concentrate borrowed from a third party in previous years.

In 2001, Denison's sales volume of uranium was very similar to 2000. During the year, Denison chose to build inventory in anticipation of sales in the future at prices higher than those currently available in the spot market. During 2001, Denison's uranium sales were under eleven different long-term contracts with utilities in the United States and the Far East. These contracts have various durations and contain a variety of pricing formulas. Volumes delivered in 2000 were significantly higher than 1999. Revenue from sales in 1999, prior to achievement of commercial production, was offset against costs capitalized during the start-up phase.

In 2001, mill operating costs continued to decline and the mill operated continuously, except for vacation and Christmas shutdowns. This followed a shutdown of the mill in the last two months of 2000 as the operator made several modifications to increase the efficiency of the mill.

Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the act.

Prior to 2001, Saskatchewan also levied a graduated uranium royalty tax of 4% to 50% of earnings after the recovery of capital. Retroactive to January 1, 2001, the Saskatchewan government amended its uranium royalty regulations to replace this graduated royalty based upon an earnings calculation with a tiered royalty system which ranges from 4% to 10% of gross uranium sales after recovery of mill and mine capital allowances which

approximate capital costs. Denison has not paid graduated royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for many years. As uranium sales revenue and not net earnings now drive Saskatchewan uranium royalties, this expense is now deducted in computing earnings subject to income taxes.

Environmental Services Division

In 2001, two new long-term contracts significantly contributed to an increase in the revenue for the Environmental Services Division from $1.8 to $3.0 million. This division was also active in both 2000 and 2001 in several smaller projects. In 1999, substantially all revenue was from the reclamation of Algoma Steel's iron ore mine, the last 10% of which was completed in 2000. Revenues from asset sales discussed below, were $0.1 million in 2001, down significantly from $0.6 million in 2000 and $1.0 million in 1999. In late 2000, demand dropped significantly for used mine and mill equipment. In 2001, losses declined to close to the break even from a loss of $0.3 million in 2000.

A significant portion of the business of the Environmental Services Division has historically involved the sale of mining assets, either as part of its compensation for decommissioning a site or for a fee from third parties. In 2001 this was not the case due to reduced mine construction. In 2000, asset sales generated revenues for Denison of $0.6 million (1999 - $1.0 million). Revenues generated from asset sales are sensitive to the level of new mine construction and other demand factors. In the last half of 2001, overall demand for mine equipment declined significantly. At the end of 2001, Denison had equipment for sale with a book value of $483,000 with an estimated resale value in excess of $725,000.

Oil and Gas Division

During 2001, Denison purchased a 50% interest in the Countess oil field in south central Alberta for $2 million and 100% of the shares of Innovative Energy Ltd. for $4.9 million consisting of the assumption of $2 million of debt, $1.9 million in cash and $1.0 million by the issuance of treasury shares.

A 50% working interest was earned in four wells drilled in southeastern Saskatchewan of which three were completed as oil wells and the fourth well, which was dry, was converted to a water disposal well. Facilities were installed to process the production from these three producing oil wells.

In Alberta, Denison participated with Innovative Energy Inc. in the drilling of four wells, which produced two oil wells at Countess and a new gas discovery at Knappen in southern Alberta. The remaining dry well was abandoned and another previously suspended oil well was converted into a water disposal well at Countess. Processing facilities were constructed at Countess and went into operation in the fourth quarter.

Due to unanticipated delays in obtaining the necessary regulatory approvals to transfer Innovative Energy Inc.'s wells and facilities to Denison and recommence production, the two new wells at Countess and the Knappen gas well were delayed until February 2002 before entering sustained commercial production.

Oil and gas production increased during 2001 from about 5 barrels of oil equivalent (boe) per day (at a 6:1 gas to oil conversion) at the beginning of the year to 438 boe per day in December. Production had increased further to 650 boe per day by the end of February 2002 and was continuing to increase as the Knappen well was increasing to its planned production rate of 2 million cubic feet per day.

During the first quarter of 2001, Denison earned the final $1.5 million of its royalty from the Villano oil field in Ecuador, which totaled $11.7 million over the period 1999 to 2001.

Interest Expense

During 2002, Denison incurred interest expense of $3,239,000 (2001 - $4,448,000, 2000 - $5,981,000) including $2,798,000 (2001 - $4,186,000, 2000 - $5,623,000) on its McClean Lake loan. No interest was capitalized in 2000, 2001 or 2002. Interest expense was reduced in 2002 as a result of loan principal repayments and lower Canadian

Prime rates. Interest expense was reduced in 2001 as a result of lower Canadian Prime rates and the renegotiation of Denison's McClean Lake loan to enable Denison to apply surplus cash to reduce loan principal and subsequently reborrow these funds.

Income Taxes

Denison is currently not subject to cash income taxes in any jurisdiction, however, it is subject to the federal large corporations tax, which the 2003 federal budget proposed to phase out over the next five years. Denison has substantial unclaimed capital cost allowance, and other deductions which fully shelter it from federal and Saskatchewan income taxes and for which no future tax asset is recorded on the balance sheet. As a result its tax provision currently includes Ontario income taxes and federal large corporations taxes. Reference is made to note 8(a) of the consolidated financial statements of Denison included in this prospectus, which identifies the major components of the variation in Denison's effective tax rate from the normal Canadian tax rate.

Note 8(b) of the consolidated financial statements of Denison included in this prospectus sets out details of Denison's temporary differences between accounting and tax and non-capital loss balances available to shelter future income tax liabilities. Denison has an overall future tax liability in Ontario but does not expect to be cash taxable for several years. All temporary differences have been incorporated as part of the computation of its future Ontario tax liability of $300,000 at December 31, 2002. Denison has not recorded a future tax asset for temporary differences available to shelter its federal and agreeing province income tax liability. In the three years ended December 31, 2002, Denison was able to shelter its income tax expense with previously unclaimed temporary differences arising subsequent to its comprehensive revaluation of assets, following its reorganization in 1995. Any future utilization of temporary differences existing before 1995 will be charged to retained earnings to reduce income tax expense in the period. As at December 31, 2002 Denison has over $200 million of temporary differences and loss carry-forwards, the potential benefit of which has not been set up as a future tax asset for federal and Saskatchewan income taxes. The future recoverability of a future tax asset for a resource company is largely a function of future commodity price level forecasts.

Capital Resources and Liquidity

At September 30, 2003, Denison had the ability to redraw $3.2 million under the McClean Lake loan and $0.9 million on its other credit lines. Denison's obligations under the McClean Lake loan are being assumed by Denison Mines Inc. at the effective time of the Reorganization.

The amount available under the credit line secured by Denison's oil and gas assets has been reviewed with the lender following receipt of the new oil and gas reserve reports obtained as part of the restructuring process. At September 30, 2003, $4.8 million of the $5.5 million line had been drawn. Denison intends to pay its credit line for the oil and gas business. The credit line will be replaced by a new facility in which Denison Resources Inc. will be the borrower.

During the third quarter of 2003, Denison completed the exploration expenditures fulfilling its obligations arising from the flow through share issue in August 2002.

In the event that this offering and the Acquisition are completed, the Corporation anticipates that it will have sufficient capital resources to satisfy its capital expenditure requirements with working capital, cash flow and its bank line.

Impact of Future Accounting Developments

The Accounting Policies of Denison are described in note 1 to the consolidated financial statements of Denison included in this prospectus. Prospectively, effective January 1, 2002, Denison implemented CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Compensation Payments*. As a result, Denison is amortizing the imputed cost of 520,000 stock options issued during 2003 (and 75,000 stock options issued in 2002) as compensation expense over their vesting period and has included $9,000 in corporate expenses for the year ended

December 31, 2002 and reported $292,000 in stock option expenses for the nine months ended September 30, 2003. See Note 9 to the consolidated financial statements of Denison included in this prospectus.

The CICA has recently released the following accounting standards, which the Corporation will be implementing no later than fiscal 2004.

CICA Handbook Section 3063, *Impairment of Long-Lived Assets*

Each year the Corporation prepares an impairment test on its mining and oil and gas assets. Section 3063 applies only to its mining assets. This new handbook section requires that if a mining asset's value is impaired it be written down to its fair value rather than management's best estimate of future undiscounted cash flows. A preliminary review indicates that implementation of this new requirement will have no impact on the Corporation.

CICA Handbook Section 3110, *Asset Retirement Obligations*

This standard requires that the fair value of the disposal cost of an asset be capitalized as part of property, plant and equipment when the asset initially is constructed. In subsequent periods, the Corporation then is required to recognize "interest" on the liability and adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Upon initial implementation, this new standard will require the Corporation to restate the value of property, plant and equipment for its mining and oil and gas assets and the related liability, but will not have an impact on disclosure related to its decommissioned Elliot Lake mine-site.

Risks and Uncertainties

See "Risk Factors" and "Legal Proceedings" for a discussion of risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING CALFRAC

The following management's discussion and analysis of financial condition and results of operations of Calfrac has been prepared by Calfrac and should be read in conjunction with the audited financial statements of Calfrac as at and for the years ended December 31, 2003, 2002, and 2001.

Review of Operations

Year ended December 31, 2003 Compared to Year Ended December 31, 2002

In general, western Canadian oilfield activity was higher in 2003 with 13,944 natural gas wells being completed in 2003 versus 9,068 in 2002. In early 2003, Calfrac brought into operation two additional fracture spreads, one coiled tubing rig used for fracturing operations and one NGC spread. During the second and third quarters of 2003, four shallow coiled tubing units were purchased.

Revenue

Consolidated revenues for the year ended December 31, 2003 increased by 63% amounting to $156.6 million compared to $96.1 million for the same period of 2002. All of this increase occurred in Canada where revenue increased by 74% to $141.5 million in 2003 from $81.2 million in 2002. This increase in Canadian revenue is attributable to the combination of increased oilfield activity and the larger fleet of equipment that Calfrac had available. In the beginning of June 2003, Calfrac commenced services on its first long-term NGC contract. To the end of December 2003, NGC work produced 8% of total revenue compared to 2% of total revenue to 2002.

Revenue from U.S. operations declined 8% to $15.4 million for the year ended December 31, 2003 compared to $16.8 million during 2002. Not only did the types of hydraulic fractures change with a reduction of per job revenue, but certain contract negotiations were only finalized in May 2003, resulting in a slow start to Calfrac's U.S. operations in 2003.

Operating Expenses

Operating expenses for 2003 increased by 60% to $103.5 million compared to $64.8 million during the same period of 2002. On a consolidated basis, gross margins for 2003 at 34% of revenue were slightly better than 33% earned during 2002. However, there were large differences in geographical operations. In Canada, gross margins improved to 35% of revenue from 32% of revenue in 2002, mainly due to increased oilfield activity and improving prices from July 2003. However, the reduction in oilfield activity and changes in the method of fracturing in the DJ Basin impacted Calfrac's U.S. operations in 2003 and gross margins declined to 19% of revenue for 2003 from 32% of revenue for 2002. Due to the change in the method of fracturing, which requires more equipment and fewer customized chemicals, it is unlikely that gross margins from Calfrac's U.S. operations can be increased to the same levels achieved in 2002 in the near future.

Selling, General and Administrative Expenses ("SG&A")

SG&A increased 46% to $10.8 million for 2003 from $7.4 million in 2002. The largest components of SG&A are salaries and the incentive bonus provisions. Increases in the number of employees will increase the cost of both salaries and the incentive bonus provisions.

The incentive bonus provision in SG&A covers all eligible employees, including operational staff. The amount of this provision is dependent on the excess of income before tax over a threshold rate of return calculated on average capital employed, subject to a maximum bonus level set for each employee. However, as both 2002 and 2003 bonuses were being provided at maximum, the increase in 2003 is largely attributable to an increased number of employees in 2003. Notwithstanding the above, as a percentage of revenue, SG&A dropped to 6.9% in 2003 compared to 7.7% in 2002.

Other Expenses, Interest Expense and Depreciation

Other expenses consist mainly of foreign exchange losses incurred in 2003 on cash and receivables denominated in U.S. funds. Interest and depreciation expenses have increased in 2003 due to additional borrowings and amortization resulting from the increased amount of equipment brought into operation in 2003.

Income Taxes

In 2003 a reduction in tax rates reduced income tax by 1.6% as a percentage of income before taxes. However, the increase in income before taxes to $30.6 million in 2003 from $16.0 million in 2002 increased the gross income tax expense by 83% to $11.0 million in 2003.

Net Income

Net income for 2003 was 12.6% of revenue, up from the 10.4% of revenue earned over the same period of 2002. This increase was mainly attributable to the increase in revenue and to a lesser extent to the increase in gross margins.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In general, western Canadian activity declined with 9,068 gas wells being completed in 2002 compared to 11,174 gas wells in 2001. However, Calfrac expanded its operations into the U.S. during 2002 and added additional equipment. As a result, Calfrac was able to record significantly improved results in 2002 compared to 2001.

Revenue

In 2002, Calfrac increased consolidated revenues by 42% to $96 million. The commencement of U.S. operations contributed 58% of this increase. The remaining increase in total revenue was attributable to Canadian operations in southeast Alberta.

Operating Expenses and SG&A

Although as a percentage of revenue, gross margins declined to 32.6% in 2002 versus 36.4% earned in 2001, the gross margins increased by 27% to $31.2 million in 2002 from $24.6 million in 2001. U.S. operations provided 67%, or $4.4 million of this increase. The decline in the percentage of revenue of gross margins in 2002 was caused by downward pricing pressures resulting from lower industry activity and a greater proportion of shallow gas operations.

SG&A increased, both as a percentage of revenue and in absolute terms, in 2002, to 7.7% and $7.4 million from 7.4% and $5.0 million in 2001. The increase was attributable to the additional infrastructure required by Calfrac to commence U.S. operations and to continue to expand Canadian operations.

Interest Expense and Depreciation

Depreciation increased in 2002 compared to 2001 due to the acquisition of additional equipment. In both 2001 and 2002, interest expense declined slightly due to a decline in interest rates and the fact that additional financing for new equipment occurred late in 2002.

Income Tax

Due to the reduction in the tax rates and the inclusion of U.S. taxes, income taxes in 2002 were 37.4% of income before taxes compared to 40.6% in 2001. In 2001, Calfrac used the last of the non-capital income tax losses incurred by Dynafrac Well Services Ltd. to reduce current taxes.

Net Income

Net income for 2002 increased in absolute terms but was a smaller percentage of revenue in 2002 (10.4%) compared to that in 2001 (11.5%). This decline was attributable to reduction in gross margin percentages noted above and to the fact that current taxes in 2001 were reduced by the remaining non-capital income tax losses.

Capital Resources and Liquidity

As at December 31, 2003, Calfrac had working capital of $6.8 million. As at December 31, 2002, Calfrac had working capital of the amount of $3.0 million over that portion of demand debt due to be repaid in 2003.

As at December 31, 2003, Calfrac had an unutilized operating loan facility of $5.0 million and an undrawn revolving equipment term loan in the amount of $7.5 million. Calfrac invested approximately $24.6 million in capital assets during the year ended December 31, 2003 and approximately $22.3 million during the year ended December 31, 2002.

Calfrac has committed to approximately $11 million of expenditures for capital equipment that will become operational in the first half of 2004. These expenditures include approximately $5 million on new equipment ordered for fracturing operations in the United States, $3 million on new equipment for fracturing operations in Canada, $2 million on new NGC equipment and $1 million to complete the construction of a new warehouse on Calfrac's property in Grande Prairie, Alberta and to install a new accounting system in Calgary.

Calfrac has historically had sufficient capital resources to satisfy its capital expenditure requirements with working capital, cash flow and its bank line and expects to be able to do the same in 2004.

Risk and Uncertainties

See "Risk Factors" for a discussion of risks and uncertainties.

DIVIDENDS

Although the Corporation does not have a history of paying dividends on its common shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. Any decision to pay dividends will be made by the board of directors of the Corporation on the basis of the Corporation's earnings, financial requirements and other conditions existing at the time.

EXECUTIVE COMPENSATION

The compensation of the proposed officers and directors of the Corporation after completion of the Acquisition will be determined by the board of directors after the completion of the Acquisition.

The following executive compensation disclosure relates to the officers and directors of Denison prior to the proposed transformation of Denison to an oilfield services provider. See "Directors and Officers of the Corporation" and "Management".

Summary Compensation Table

The following table sets forth all compensation paid or earned during the fiscal years ended December 31, 2003, 2002 and 2001 to the Chief Executive Officer and to those individuals who were, at December 31, 2003, the most highly compensated executive officers of Denison (the "named executive officers"), with compensation in excess of $100,000 in 2003.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options Granted	All Other Compensation ($)
E. Peter Farmer	2003	360,000	-	46,615(2)	235,000	-
President and Chief	2002	360,000	-	43,839(3)	-	-
Executive Officer	2001	340,000	145,000	37,017(4)	125,000	-
Donald C. Campbell	2003	185,000	-	28,409(2)	20,000	-
Vice President, Marketing	2002	185,000	-	27,610(3)	-	-
and Special Projects	2001	180,000	7,500	28,981(4)	15,000	-
T. E. Craig Bamford	2003	150,000	-	22,377(2)	20,000	-
Vice President, Finance	2002	142,500	-	21,207(3)	-	-
and Chief Financial Officer	2001	135,000	5,000	19,728(4)	25,000	-
Donna J. Gallant	2003	113,389	-	-	2,500	-
Counsel and Secretary	2002	95,548	-	-	-	-
	2001	103,125	-	-	-	-

Notes:

(1) Prior to March 8, 2004 Denison had a retirement savings arrangement whereby Denison would contribute to an employee's registered retirement savings plan an amount equal to 3% of salary and a possible further amount to match employee contributions up to a 7% limit depending on the employee's age and years of employment. Effective March 8, 2004 this arrangement was terminated.

(2) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $36,000 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,250 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $9,065 for Mr. Farmer; $8,850 for Mr. Campbell; and $8,784 for Mr. Bamford.

(3) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $33,600 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,384 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $8,921 for Mr. Farmer; $8,494 for Mr. Campbell; and $8,652 for Mr. Bamford.

(4) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $27,674 for Mr. Farmer; $18,000 for Mr. Campbell; and $10,238 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total, amounting to: $8,097 for Mr. Farmer; $9,735 for Mr. Campbell; and $8,364 for Mr. Bamford.

Stock Options

The following table sets forth the grants of options to the named executive officers of Denison during the fiscal year ended December 31, 2003:

Option Grants During The Most Recently Completed Financial Year(1)

Name	Securities Under Options Granted (#)	% Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date(1)
E. Peter Farmer	235,000	45.1	2.22	2.22	-
Donald C. Campbell	20,000	3.8	2.22	2.22	-
T. E. Craig Bamford	20,000	3.8	2.22	2.22	-
Donna J. Gallant	2,500	-	2.22	2.22	-

Note:

(1) The Stock Option Plan of Denison has been terminated as at March 8, 2004 and no stock options are outstanding.

The following table sets forth each exercise of stock options in the year ended December 31, 2003, and the year-end value of unexercised stock options for any named executive officer holding such options. The Stock Option Plan of Denison has been terminated as at March 8, 2004 and no stock options are outstanding.

Aggregate Stock Option Exercises During Year Ended December 31, 2003 and Year End Stock Option Values(1)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options at Year End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options At Year End ($) Exercisable/Unexercisable(2)
E. Peter Farmer	-	-	165,000/235,000	564,200/888,300
Donald C. Campbell	-	-	31,667/13,333	111,000/50,399
T. E. Craig Bamford	-	-	36,667/13,333	127,601/50,399
Donna J. Gallant	-	-	15,833/1,667	45,899/6,301

Notes:

(1) The Stock Option Plan of Denison was terminated on March 8, 2004 and no stock options are outstanding.

(2) The closing price at year-end on the TSX of the common shares of Denison (on a pre-consolidation basis) was $6.00.

(3) In connection with the Reorganization, all options have been vested.

Compensation of Directors

Prior to March 8, 2004, Denison paid fees to each director in the amount of $6,000 per year and paid to each director a fee of $400 for each meeting of the board of directors the director attended and $400 for each meeting of a committee of the board of directors the director attended. During the fiscal year ended December 31, 2003, Messrs. James S. Blair, Gregory S. Fletcher and Paul F. Little were each granted 15,000 options to purchase common shares of Denison. For each grant, the options vest at the rate of one-third each year commencing on April 30, 2004 and the exercise price is $2.30.

The following executive compensation disclosure relates to the officers and directors of Calfrac for the periods indicated and prior to the Acquisition. See "Directors and Officers of the Corporation" and "Management".

Summary Compensation Table

The following table sets forth all compensation paid or earned during the fiscal years ended December 31, 2003, 2002 and 2001 to the Chief Executive Officer and to those individuals who were, at December 31, 2003, the most highly compensated executive officers of Calfrac (the "named executive officers"), with compensation in excess of $100,000 in 2003.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[1] ($)**	**Securities Under Options Granted**	**All Other Compensation ($)**
Douglas R. Ramsay	2003	195,000	195,000	-	-	-
President and Chief	2002	136,500	136,500	-	-	-
Executive Officer	2001	124,000	124,000	-	-	-
Gordon A. Dibb	2003	165,000	165,000	-	-	-
Executive Vice President	2002	131,500	131,500	-	-	-
and Chief Financial Officer	2001	124,000	124,000	-	-	-
Robert S. Roberts	2003	165,000	165,000	-	-	-
Senior Vice President and	2002	131,500	131,500	-	-	-
Chief Operating Officer	2001	124,000	124,000	-	-	-
Dwight M. Bobier	2003	145,600	145,600	-	-	-
Vice President, Technical	2002	120,300	120,300	-	-	-
Services	2001	114,160	114,160	-	-	-
John L. Grisdale	2003	143,150	143,150	-	-	-
Vice President, Business	2002	123,992	123,992	-	-	-
Development	2001	-	-	-	-	-

Notes:

(1) Perquisites and other personal benefits received in 2003, 2002 and 2001 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for the named executive officers in any of those years.

(2) On August 15, 2003, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts were granted 132,812, 33,203 and 33,203 options to acquire common shares of Calfrac at an exercise price of $1.00 per share, respectively, all of which were exercised on December 18, 2003.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the directors, officers or principal shareholders of the Corporation, Calfrac or Matco Investments, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects the Corporation. See "Denison Energy Inc.", "Directors and Officers of the Corporation" and "Principal Shareholders".

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors and officers of the Corporation are involved in managerial and/or director positions with other oilfield services providers whose operations may, from time to time, be in direct competition with those of the Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. See "Directors and Officers of the Corporation". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise permitted by the ABCA.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

PRIOR SALES

The Corporation has issued the following equity securities in the 12 month period prior to the date of this prospectus:

Date of Issuance	Number of Common Shares	Issue Price Per Share
December 12, 2003 to March 3, 2004	964,833 common shares(1)	$2.44 (2)
March 8, 2004	727,073 Common Shares(3)	$7.35

Notes:

(1) Issued on the exercise of stock options, which occurred prior to the Consolidation.

(2) The stock options that were exercised between December 12, 2003 and March 3, 2004 had exercise prices ranging from $2.22 to $3.15 per common share of Denison. The aggregate proceeds from the issuance of the 964,833 common shares of Denison upon the exercise of the stock options were approximately $2.35 million for an average issue price per share of $2.44.

(3) Issued pursuant to the Subscription, which occurred after the Consolidation.

PRICE RANGE AND TRADING VOLUME

The Common Shares are currently listed on the TSX under the trading symbol "DEN". Once the requirements of the TSX have been fulfilled, the Common Shares will commence trading under the symbol "DEI". The following table sets forth the reported high and low sale prices and the trading volume for the common shares for each of the periods indicated before giving effect to the Consolidation.

	High ($)	Low ($)	Volume
2002			
First Quarter	0.18	0.13	33,290,010
Second Quarter(1)	4.25	0.16	30,928,730
Third Quarter	3.48	1.80	939,910
Fourth Quarter	2.47	1.80	942,600
2003			
First Quarter	2.80	2.02	962,210
Second Quarter	2.84	2.05	1,318,180
Third Quarter	2.72	2.10	1,367,520
October	2.73	2.45	473,130
November	4.00	2.36	1,737,160
December(2)	6.60	3.60	6,977,070
2004			
January	6.75	5.22	2,758,270
February	6.40	4.88	1,761,003
March (to March 9)(3)	6.73	5.85	1,304,400

Notes:

(1) On May 24, 2002, Denison consolidated its common shares on a 20 for one basis.

(2) The closing price of the common shares on December 30, 2003, the last trading day prior to the announcement of the Arrangement and the Subscription, and prior to giving effect to the Consolidation, was $6.60.

(3) The sale prices and trading volumes do not reflect the reorganization of Denison into three separately traded companies.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only contracts entered into by the Corporation or Calfrac within the two-year period preceding the date of this prospectus which may reasonably be regarded as presently material:

1. The Underwriting Agreement dated March 10, 2004 between the Corporation and the Underwriters. See "Plan of Distribution".

2. The Purchase Option between Denison, Matco Investments and Calfrac dated as of December 30, 2003 granting the option to Denison to acquire all the shares of Calfrac.

3. The Arrangement Agreement providing for the Arrangement and granting the indemnities described under "Risk Factors – Liabilities from Prior Operations".

4. Assignment and Novation Agreement dated December 29, 2003 between Denison, Denison Mines Inc., the federal government and the Ontario provincial government.

5. Confirmation Agreement dated December 29, 2003 between Denison, the federal government, the Ontario provincial government and Matco.

Copies of these Agreements may be inspected at the Corporation's registered office during normal business hours during the period of distribution of the Offered Shares.

RISK FACTORS

An investment in the securities offered hereby should be considered speculative due to the nature of the Corporation's business and its present stage of development. Denison is considering changing the focus of its business to the oilfield services business. Such change is dependent upon the completion of this offering and the Acquisition. If the Acquisition is not completed, the success of this change in business strategy cannot be assured. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained in the prospectus before making an investment decision and consult their own experts where necessary.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Calfrac has no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for fracturing and well stimulation services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for fracturing and well stimulating services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, when the frost leaves the ground in the spring, many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of fracturing, stimulation and other well services. The duration of this period, commonly referred to as the "spring breakup", has a direct impact on the level of Calfrac's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. Calfrac cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Dependence on Major Customers

Calfrac's customer base consists of more than 150 oil and gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding its broad customer base, the majority of Calfrac's sales revenue comes from fracturing services provided to two exploration and production companies. These two customers provided 59% of Calfrac's revenue in 2003. The largest of these customers provided 52% of Calfrac's revenue in 2003 and 57% of Calfrac's revenue in 2002. This customer was also an equity shareholder of Calfrac during these time periods, but recently disposed of its equity interest. Calfrac has advised the Corporation that it has historically maintained an excellent relationship with this customer and that Calfrac has no reason to believe that there will be any change to this relationship in the future. Calfrac has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005, two of which include minimum work commitments by the customer. In addition, two additional one-year agreements were entered into with this customer in late 2003, after negotiations had begun for the customer to dispose of its equity interest in Calfrac. Notwithstanding the foregoing, there can be no assurance that Calfrac's relationship with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

Calfrac sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers, most of whom are located in Canada and the United States. Should Calfrac's current suppliers be unable to provide the necessary raw materials or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Government Regulation

Calfrac's operations are subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, and the manufacture, management, transportation and disposal of certain materials used in Calfrac's

operations. Calfrac believes that it is currently in compliance with such laws and regulations. Calfrac has invested financial and managerial resources to ensure such compliance, and anticipates that it will continue to do so in the future. Although such expenditures historically have not been material to Calfrac, such laws or regulations are subject to change. Accordingly, it is impossible for Calfrac to predict the cost or impact of such laws and regulations on its future operations.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, including the generation and disposal of waste and the use and handling of chemical substances. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, particularly for Calfrac's customers, which could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Calfrac's services. The mandatory emissions reductions may also impair Calfrac's ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Calfrac and it is possible that it will adversely affect Calfrac's business, financial condition, results of operations and cash flows.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose Calfrac to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Calfrac continuously monitors its activities for quality control and safety. However, there are no assurances that Calfrac's safety procedures will always prevent such damages. Although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover Calfrac's liabilities. In addition, there can be no assurance that Calfrac will continue to be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable, or that insurance will continue to be available on terms as favourable as Calfrac's existing arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by Calfrac, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Calfrac's ability to conduct normal business operations and on its financial condition, results of operations and cash flows.

Liabilities from Prior Operations

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the prior business of the Corporation. There can be no assurance that any such litigation will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation. See "Legal Proceedings" for a description of the legal proceedings currently against the Corporation.

In connection with the Arrangement, the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc. and the mining leases and mining environmental services related assets of the Corporation were transferred to, and the related liabilities were assumed by, Denison Mines Inc. In accordance with the Arrangement Agreement, each of Denison Resources Inc. and Denison Mines Inc. provided an indemnity to the Corporation. Denison Resources Inc. provided an indemnity to the Corporation for all claims or losses with respect to liabilities relating to the Canadian petroleum and natural gas assets of Denison transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. provided an indemnity to the Corporation for all claims or losses relating to liabilities relating to Denison's business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity provided by Denison Resources Inc. and for matters related to specific liabilities retained by the Corporation. See "Legal Proceedings".

Despite the indemnity provided to the Corporation by each of Denison Resources Inc. and Denison Mines Inc., it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred from the Corporation to each of Denison Resources Inc. and Denison Mines Inc. In addition, it is possible that claims or losses may not be within the scope of either of the indemnities or, if within the scope of these indemnities, they may not be recoverable by the Corporation. Such circumstances will include claims or losses that exceed the limits of the applicable indemnity or if the indemnifying party lacks sufficient financial resources to satisfy its obligations pursuant to the indemnity. Because of the nature of the Corporation's former operations (oil and gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets.

Denison Mines Inc. has assumed the liabilities and obligations of the Corporation under a loan from Cogema, one of Denison's former joint venture partners. Most of the productive assets of Denison Mines Inc. are part of the security granted in favour of Cogema for repayment of the loan. As part of this security, Denison Mines Inc.'s share of net cash flow from the sale of uranium from the Saskatchewan based mining projects is dedicated to the loan's repayment. In addition, the original operating license for the McClean Lake facility, where substantially all of Denison Mine Inc.'s uranium is produced, has been challenged and is currently subject to a hearing at the Federal Court of Appeal. See Note 11(a) of the Notes to the Consolidated Financial Statements of Denison included herein. The impact of an unfavourable decision on the ability of Denison Mines Inc. to satisfy its obligations under the indemnities provided to the Corporation cannot be determined at this time.

Claims and liabilities may arise against the Corporation as a result of Denison being a prior owner or operator of certain oil and gas exploration and production, mining and environmental services assets, and in particular, a mine near Elliot Lake, Ontario, that has been closed since 1992. Pursuant to an assignment and novation agreement dated December 22, 2003 among Denison, Denison Mines Inc., the federal government and the Ontario provincial government, Denison agreed to assign to Denison Mines Inc., and Denison Mines Inc. agreed to assume, Denison's rights and obligations under the Elliot Lake Reclamation Trust, with the federal government and Ontario provincial government providing their consent. Pursuant to a confirmation agreement dated December 29, 2003 among Denison, the federal government, the Ontario provincial government and Matco, the federal government and the Ontario provincial government confirmed that they would not make any claim with respect to Denison's environmental, health and safety obligations associated with the Elliot Lake mining facility, or any claim against any of the debt and equity capital raised, or any assets acquired (whether from capital raised or otherwise), by the Corporation after the completion of the Arrangement, provided that nothing will restrict the power of the governments to pursue the Corporation for any statutory offense under environmental, health or safety legislation occurring prior to such effective date. The board of directors of the Corporation is not aware of any such statutory offense having occurred. The confirmation agreement among Denison, the federal government, the Ontario provincial government and Matco does not limit persons other than the federal government and the Ontario provincial government from making any claims against the Corporation in respect of Denison's ownership and operation of the Elliot Lake mining facility.

Key Personnel

The successful operation of Calfrac's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the ability of the Corporation to expand its services depends upon the ability to attract qualified personnel as needed. The demand for skilled oilfield

employees is high, and the supply is limited. The unexpected loss of the Corporation's key personnel or the inability to retain or recruit skilled personnel could have a material adverse effect on business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which Calfrac participates is highly competitive. To be successful, a provider must provide services that meet the specific needs of oil and gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. Calfrac competes with large national and multi-national companies, such as BJ Services Inc., Halliburton Energy Services, a division of Halliburton Company, and Schlumberger Ltd., that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. In addition, Calfrac competes with several smaller regional competitors, such as Trican Well Services Ltd. and Sanjel Corporation. As a result of competition, Calfrac may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect business, financial condition, results of operations and cash flows.

Currency Exchange Rate Risk

Calfrac's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate, which fluctuates over time. Net income from Calfrac's U.S. operations is denominated in United States dollars, so that a decrease in the value of the Canadian dollar will increase the Canadian dollar amount of net income from U.S. operations. However, as a result of the relative size of Calfrac's U.S. operations, this amount will not be sufficient to offset the increase in expenditures. As a result, a material decrease in the value of the Canadian dollar may negatively impact the Corporation's net revenue.

Absence of Current Business and Acquisition of Calfrac

The Corporation holds no material assets, other than the Purchase Option and certain income tax attributes, and retains certain claims and liabilities of the Corporation including expenses incurred by the Corporation in respect of the Reorganization, certain quantifiable liabilities and certain retained legal proceedings (estimated in aggregate to be approximately $4.5 million) and other expenses incurred by the Corporation including those incurred in connection with this offering and the Acquisition. See "Legal Proceedings". It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed. The Underwriting Agreement also provides that if this offering is completed, but the Acquisition is not completed, the Corporation must call a special meeting of the shareholders of the Corporation within 90 days of the completion of this offering to determine the appropriate use of the proceeds of this offering. If this offering is completed, the Corporation anticipates exercising the Purchase Option and acquiring Calfrac and all liabilities, including environmental liabilities, of Calfrac. Although the Corporation is not aware of any material liabilities relating to Calfrac, it is possible that liabilities may arise in the future which could have a material adverse effect on the Corporation.

Corporate Matters

To date, the Corporation has not paid any dividends on its outstanding common shares. The board of directors of the Corporation may make a determination to pay dividends in the future if circumstances permit.

Additional Financing

There is no guarantee that the Corporation will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favourable terms. Where additional financing is raised by the issuance of common shares or securities convertible into common shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer dilution to their

investment. The Corporation's activities may also be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Conflicts of Interest

Certain of the proposed directors and officers of the Corporation are also directors and officers of other oil and gas and oil and gas service companies, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

There may be situations in which the interests of the proposed directors and management of, and consultants to, the Corporation may conflict with those of the Corporation. Certain members of the proposed management will not be engaged by the Corporation on a full-time basis and are currently involved, and will continue to be involved, in other entities, businesses and activities, some of which are described herein and all of which will place varying and conflicting demands on their time and attention. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Corporation. Any conflicts will be resolved in accordance with the provisions of the ABCA and other applicable laws.

Significant Shareholder

In the event that this offering and the Acquisition are completed, Matco Investments will directly or indirectly own approximately 27% of the issued and outstanding Common Shares. Consequently, Matco Investments will be in a position to significantly influence the outcome of corporate actions requiring shareholder approval, including: electing members of the Corporation's board of directors; adopting amendments to the Corporation's charter documents; and approving a merger or consolidation, liquidation or sale of all or substantially all of the Corporation's assets.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures or goals, the Offered Shares are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Supplemental Pension Plans Act (Québec)

Provided the Common Shares are listed on a prescribed stock exchange at the relevant time, the Offered Shares will on closing of this offering be a qualified investment, within the meaning of the Tax Act, for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Based upon certain representations of the Corporation, the Offered Shares will not, on closing of this offering, constitute "foreign property" under the Tax Act.

LEGAL PROCEEDINGS

Various legal proceedings are pending against the Corporation. Other than those described below, the board of directors of the Corporation considers all such pending proceedings, comprised primarily of labour and employment claims related to the Corporation's former oil and gas operations in Greece, to be routine litigation incidental to the Corporation's business. Of the legal proceedings described below, the Elliot Lake and OilHawk matters are subject to the indemnities provided by Denison Mines Inc. and Denison Resources Inc., as applicable, pursuant to the Arrangement. See "Risk Factors - Liabilities from Prior Operations". The board of directors of the Corporation believes that the resolution of these proceedings will not, individually or in the aggregate, have a material effect on the business, financial condition, results of operations or cash flows of the Corporation (assuming the completion of this offering and the Acquisition). However, the Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this prospectus or any that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation.

Greek Operations

In September 2002, the Greek Court of Appeal overturned the lower court decision that had ruled that the termination of certain former employees of a subsidiary of the Corporation, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In rejecting the lower court decision, the Greek Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments were required to be made. The decision of the Greek Court of Appeal has been appealed by the employees to the Supreme Court of Greece. A hearing of the Supreme Court is not expected until at least the first quarter of 2005. The impact on the Corporation of any adverse decision in this appeal cannot be determined at this time.

In September 2003, the Supreme Court of Greece issued a ruling that another former employee of the Greek subsidiary of the Corporation be compensated for certain vacation days and referred two other compensation matters back for consideration at a new trial at the Court of Appeals of Athens. A hearing date at the Court of Appeals has been set for April 27, 2004. Another set of employees of the Greek subsidiary has received a favourable trial court ruling entitling them to compensation for a miscalculation of severance. This decision is being appealed but no appeal date has been set. The dollar impact on the Corporation of any adverse decision in these actions cannot be determined.

Greek Tax Appeal

The appeal by the Greek tax authorities of a decision in favour of the Greek subsidiary of the Corporation regarding a penalty for incorrectly maintaining books and data regarding the Greek operations in the amount of approximately $130,000 was heard on January 14, 2004. A decision is expected within the next six months.

OilHawk

There is an ongoing claim before the Court of Queen's Bench of Alberta against a predecessor entity of the Corporation by OilHawk Resources Ltd. The claim is fully insured and being handled by the Corporation's insurer.

Elliot Lake

The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has: (i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at Denison Mines Inc.'s decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and (ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land. The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

Claims in respect of Calfrac

Calfrac is not involved in and the Corporation is not aware of any present or pending legal proceedings against Calfrac or in respect of its assets.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Toronto-Dominion Centre, 77 King Street West, Toronto, Ontario M5K 1G8.

Computershare Trust Company of Canada is the registrar and transfer agent for the Common Shares at is principal offices in Calgary, Alberta and Toronto, Ontario.

INTEREST OF EXPERTS

None of Bennett Jones LLP, Stikeman Elliott LLP or any officer or partner thereof has received or will receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. Bennett Jones LLP and the officers and partners thereof as a group (other than Mr. Lambert, a partner of Bennett Jones LLP who is a director of the Corporation), and Stikeman Elliott LLP and the officers, employees and partners thereof as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Corporation and its associates and affiliates. Mr. Lambert's personal family holding company, Mountain Moon Capital Inc., is a shareholder of Matco, which after giving effect to the Subscription will beneficially own approximately 674,423 or 42% of the Common Shares prior to giving effect to this offering and the Acquisition and approximately 4% of the Common Shares after giving effect to this offering and the Acquisition.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Consent Regarding The Corporation

We have read the prospectus of Denison Energy Inc. (the "Corporation") dated March 10, 2004 relating to the sale and issuance of 8,064,520 Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report dated February 28, 2003 (except for note 13 which is as of March 10, 2004) to the directors of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended, and to the use in the above-mentioned prospectus of our compilation report dated March 10, 2004 on the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and for the nine-month period ended September 30, 2003.

Toronto, Ontario
March 10, 2004

(signed) "*PricewaterhouseCoopersLLP*"
Chartered Accountants

Consent Regarding Calfrac

We have read the prospectus of Denison Energy Inc. (the "Corporation") dated March 10, 2004 relating to the sale and issuance of 8,064,520 Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report dated February 6, 2004 to the directors of Calfrac Well Services Ltd. ("Calfrac") on the consolidated balance sheets of Calfrac as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

Calgary, Alberta
March 10, 2004

(signed) "*PricewaterhouseCoopersLLP*"
Chartered Accountants

INDEX TO FINANCIAL STATEMENTS

Denison Energy Inc.

Pro Forma Financial Statements
(Unaudited)
Nine months ended September 30, 2003 and year ended December 31, 2002
(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of
Denison Energy Inc.

We have read the accompanying unaudited pro forma balance sheet of Denison Energy Inc. (the "Company") as at September 30, 2003 and unaudited pro forma income statements for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the columns captioned "Denison Energy Inc." to the unaudited financial statements of the Company as at September 30, 2003 and for the nine months then ended, and the audited financial statements of the Company for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Calfrac Well Services Ltd." to the unaudited financial statements of Calfrac Well Services Ltd. as at September 30, 2003 and for the nine months then ended and the audited financial statements of Calfrac Well Services Ltd. for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Denison Energy Inc." and "Calfrac Well Services Ltd." as at September 30, 2003 and for the nine months then ended, and for the year ended December 31, 2002, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "*PricewaterhouseCoopers LLP*"

Chartered Accountants

Toronto, Ontario
March 10, 2004

Denison Energy Inc.

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at September 30, 2003

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Notes	Pro forma consolidated $ (Unaudited)
Assets					
Current assets					
Cash	1,006	653	2,019	2(a)	5,497
			(2,691)	2(b)	
			5,347	2(d)	
			116,250	2(e)	
			(28,780)	2(f)	
			(58,437)	2(g)	
			(26,035)	2(h)	
			(3,835)	2(i)	
Marketable securities	-	1			1
Accounts receivable	4,700	34,351	(4,700)	2(b)	34,351
Inventory	16,671	1,396	(16,671)	2(b)	1,396
Prepaid expenses and deposits	620	1,257	(620)	2(b)	1,257
	22,997	37,658			42,502
Long-term assets					
Inventory in ore stock piles	7,456	-	(7,456)	2(b)	-
Deferred reorganization costs	652	-	(652)	2(i)	-
Capital assets	115,548	76,569	(115,548)	2(b)	76,569
Intangible assets	-	327			327
Goodwill	-	3,276			3,276
Future income taxes	(150)	(6,753)	150	2(b)	69,135
			2,888	2(e)	
			73,000	2(f)	
	146,503	111,077			191,809
Liabilities					
Current liabilities					
Bank indebtedness	4,848	-	(334)	2(a)	-
			(3,514)	2(b)	
			(1,000)	2(i)	
Accounts payable and accrued liabilities	4,837	19,511	(4,652)	2(b)	19,819
			123	2(i)	
Income taxes payable	-	2,915			2,915
Current portion of long-term debt	2,763	11,526	(1,958)	2(b)	4,693
			(6,833)	2(h)	
			(805)	2(i)	
	12,448	33,952			27,427
Long-term liabilities					
Long-term debt	43,097	27,408	(42,292)	2(b)	8,206
			(19,202)	2(h)	
			(805)	2(i)	
Provision for post-employment benefits	9,820	-	(9,820)	2(b)	-
Provision for decommissioning and restoration	6,720	-	(6,720)	2(b)	-
Deferred credit	-	-	62,000	2(f)	62,000
	72,085	61,360			97,633
Shareholders' Equity					
Common shares	5,568	14,342	3,226	2(a)	94,176
			5,347	2(d)	
			125,000	2(e)	
			(5,862)	2(e)	
			11,000	2(f)	
			(14,141)	2(f)	
			(4,454)	2(g)	
			(45,850)	2(j)	
Contributed surplus	1,229	-	(302)	2(a)	-
			(927)	2(j)	
Retained earnings	67,621	35,375	(571)	2(a)	-
			(78,580)	2(b)	
			(28,780)	2(f)	
			14,141	2(f)	
			(53,983)	2(g)	
			(2,000)	2(i)	
			46,777	2(j)	
	74,418	49,717			94,176
	146,503	111,077			191,809

See accompanying notes to the unaudited pro forma consolidated financial statements.

Approved by the Board of Directors

(signed) "*Gregory S. Fletcher*" Director (signed) "*James S. Blair*" Director

Denison Energy Inc.

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the nine month period ended September 30, 2003

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Note	Pro forma consolidated $ (Unaudited)
Revenue	25,158	108,494	(25,158)	2(b)	108,494
Expenses					
Operating expenses	7,775	72,436	(7,775)	2(b)	72,436
Royalties and provincial capital taxes	2,650	-	(2,650)	2(b)	-
Selling, general and administrative	3,075	8,177	(3,075)	2(b)	8,177
Investment income	(249)	-	249	2(b)	-
(Gain) loss on disposal of assets	8	(3)	(8)	2(b)	(3)
Other expenses (income)	-	442			442
	11,899	27,442			27,442
Depreciation, depletion and amortization	7,382	6,387	(7,382)	2(b)	6,387
Drawdown of ore stockpile	3,811	-	(3,811)	2(b)	-
Amortization of intangibles	-	223			223
Write-down of oil and gas properties	12,000	-	(12,000)	2(b)	-
Stock option expense	292	-	(292)	2(b)	-
Interest	2,334	1,687	(2,334) (1,087) 28	2(b) 2(h) 2(h)	628
Earnings before income taxes	(13,920)	19,145			20,204
Income taxes					
Current	256	5,975	(256) (5,860)	2(b) 2(f)	115
Future					
Future	(150)	857	150 6,262	2(b) 2(f)	7,119
Deferred credit	-	-	(6,047)	2(f)	(6,047)
	(150)	857			1,072
Net income for period	(14,026)	12,313			19,017
Earnings per common share [note 3]					$1.11

See accompanying notes to the unaudited pro forma consolidated financial statements.

Denison Energy Inc.

Pro Forma Consolidated Statement of Earnings
(Unaudited)
For the year ended December 31, 2002

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Note	Pro forma consolidated $ *(Unaudited)*
Revenue	37,966	96,066	(37,966)	2(b)	96,066
Expenses					
Operating expenses	10,837	64,795	(10,837)	2(b)	64,795
Royalties and provincial capital taxes	3,793	-	(3,793)	2(b)	-
Selling, general and administrative	3,985	7,419	(3,985)	2(b)	7,419
Investment income	(122)	-	122 (421)	2(b) 2(h)	(421)
(Gain) loss on disposal of assets	563	-	(563)		-
Other expenses (income)	-	(71)			(71)
	18,910	23,923			24,344
Depreciation, depletion and amortization	7,821	6,042	(7,821)	2(b)	6,042
Drawdown of ore stockpile	4,912	-	(4,912)		-
Amortization of intangibles	-	298			298
Stock option expense	9	-	(9)		-
Interest	3,239	1,569	(3,239) (490)	2(b) 2(h)	1,079
Earnings before income taxes	2,929	16,014			16,925
Income taxes					
Current	413	4,215	(413) (4,062)	2(b) 2(f)	153
Future					
Future	(552)	1,775	552 4,408	2(b) 2(f)	6,183
Deferred credit	-	-	(5,251)	2(f)	(5,251)
	(552)	1,755			932
Net income for period	3,068	10,024			15,840
Earnings per common share [note 3]					$0.93

See accompanying notes to the unaudited pro forma consolidated financial statements.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

1. Basis of presentation

These unaudited pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the prospectus of Denison Energy Inc. (the "Company") dated March 10, 2004 relating to the issue and sale of 8,064,520 common shares (the "Offering"). These unaudited pro forma consolidated financial statements are based on the historical financial statements of the Company and Calfrac Well Services Ltd. ("Calfrac"), together with other information available to the Company's management.

These unaudited pro forma consolidated financial statements reflect the arrangement of the Company pursuant to section 182 of the Business Corporations Act (Ontario) (the "Arrangement") that became effective on March 8, 2004 and the subscription for 727,073 common shares by Matco Capital Ltd. for approximate aggregate proceeds of $5,347 on March 8 2004 pursuant to an agreement dated December 30, 2003 (the "Subscription"), each entered into by the Company prior to the issue and sale of common shares pursuant to the Offering. These unaudited pro forma consolidated financial statements have been prepared to give effect to the acquisition of all of the shares of Calfrac for cash consideration of $28,780 and the issuance of 7,427,039 common shares to the current shareholders of Calfrac as consideration for their Calfrac shares pursuant to the exercise of an option granted to the Company by the shareholders of Calfrac on December 30, 2003 (the "Purchase Option") (collectively, the "Proposed Transactions").

These unaudited pro forma consolidated financial statements also reflect certain financing agreements entered into by Calfrac subsequent to September 30, 2003.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would actually have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the December 31, 2002 audited consolidated financial statements and the unaudited consolidated financial statements for the nine month period ended September 30, 2003 of Calfrac and the audited consolidated financial statements for the year ended December 31, 2002 and the unaudited consolidated financial statements for the nine month period ended September 30, 2003 of the Company.

Certain financial statement items have been reclassified for comparative purposes.

After the Arrangement, the Subscription, the Offering and the acquisition of Calfrac, future financial statements of the Company will reflect the financial results of Calfrac with Calfrac historical financial information shown as the comparative figures.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

2. **Pro forma adjustments and assumptions**

The pro forma consolidated balance sheet gives effect to the Proposed Transactions as if they occurred as at September 30, 2003 and the pro forma consolidated statements of earnings give effect to the Proposed Transactions as if they occurred on January 1, 2002.

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are in accordance with those disclosed in the Company's and Calfrac's audited consolidated financial statements for the year ended December 31, 2002.

These unaudited pro forma consolidated financial statements give effect to the following transactions, assumptions and adjustments:

(a) The Company collects $2,353 from the assumed exercise of 964,833 stock options at prices ranging from $2.22 to $3.15 per share. It is assumed that $334 will be retained by the Company, $1,685 transferred to Denison Mines Inc. and $334 applied against the bank indebtedness of Denison Resources Inc.;

(b) The Company transfers its mining and environmental services businesses to Denison Mines Inc. and its Canadian oil and gas business to Denison Resources Inc. and distributes the common shares of Denison Mines Inc. and Denison Oil Corporation (the parent of Denison Resources Inc.) to its existing shareholders, pursuant to the Arrangement;

(c) The outstanding common shares of the Company are consolidated on a twenty-one for one basis, pursuant to the Arrangement;

(d) The Company issues 727,073 common shares at $7.35 per share pursuant to the Subscription for approximate gross proceeds of $5,347;

(e) The net proceeds of the Offering of 8,064,520 common shares by the Company amounts to $116,250. Transaction and issuance costs of $8,750 are assumed to have been incurred. For these costs, applying an effective tax rate of 33% provides for the recognition of a future income tax asset ("FITA") in the amount of $2,888 with the remaining $5,862 of the costs reducing the common share balance;

(f) The Company exercises the Purchase Option to acquire Calfrac for 7,427,039 common shares at an ascribed value of $115,119 and $28,780 of cash raised through the Offering.

The Company's exercise of the Purchase Option allows the currently unrecognized existing tax pools of the Company to be recognized as a FITA. This

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

transaction has been treated for accounting purposes as required in the Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract #110, which takes into account the relevant status of the Company after the transactions stated in 2(b) above.

With tax pool amounts of approximately $224,000 federally and approximately $173,000 provincially and an effective tax rate of 33%, $73,000 is recognized as a FITA. The fair value of the tax pools acquired of $11,000, established by an earlier arm's length transaction, is credited to common stock. The difference of $62,000 between the FITA recognized and the fair value of the tax pools is recorded as a deferred credit.

For the year ended December 31, 2002 and the nine month period ended September 30, 2003, the existing current income tax expense and the increase from the reduction of interest expense and increase in interest income in 2(h) will be eliminated by the tax pool value now recognized;

(g) Calfrac assumes a debt obligation of $58,437 incurred in connection with an acquisition of 4,289,844 Calfrac shares prior to the acquisition of the shares of Calfrac. The creditor is entitled to demand payment of the obligation following a change of control of Calfrac, which occurs with the Company's closing of the Purchase Option. It is assumed that the creditor demands payment and that proceeds from the Offering in the amount of $58,437 are paid to satisfy the obligation. The 4,289,844 Calfrac shares are cancelled and the payment is treated as a proportionate return of capital in the amount of $4,454 and a distribution of retained earnings in the amount of $53,983;

(h) Proceeds from the Offering are used to pay $26,035 of the pre-existing Calfrac bank debt. The principal amount of the debt at January 1, 2002 was $7,837. It is assumed that the unused proceeds earned interest income at the average bank rate for the period. The repayment of this debt reduces interest expense in 2002 by $490 and for the nine month period ended September 30, 2003 by $1,087;

(i) Reduction of liabilities with the cash from the Subscription in the amount of $1,000 of the Company's bank indebtedness, $1,610 of Ontario tax liability and additional transaction costs of $1,348; and

(j) As approved by the shareholders as part of the Arrangement, the deficit of $46,777 will be reduced to zero with corresponding reductions in contributed surplus of $927 to zero and common shares of $45,850 to $94,176.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

3. Earnings per share

The authorized share capital of the Company is an unlimited number of common shares, without nominal or par value.

The issued capital and related recorded values after giving effect to the Proposed Transactions including the twenty-one for one share consolidation as described in 2(c) above is set out below:

	Number of Common Shares	Amount $	Note
On completion of Proposed Transactions			
Described above			
Denison shareholders			
As of December 31, 2002	842,701	5,568	
As per exercise of options	45,944	3,226	2(a)
As per Subscription	727,073	5,347	2(d)
Public shareholders	8,064,520	119,138	2(e)
Calfrac shareholders	7,427,039	14,342	2(f)
Denison common stock elimination		(14,141)	2(f)
Tax pool recognition		11,000	2(f)
Cancellation of Calfrac shares		(4,454)	2(g)
Deficit elimination		(45,850)	2(j)
	17,107,277	94,176	

Auditors' Report

To The Directors of Denison Energy Inc.

We have audited the consolidated balance sheets of Denison Energy Inc. as at December 31, 2002, December 31, 2001 and December 31, 2000, and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002, December 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "*PricewaterhouseCoopers LLP*"

CHARTERED ACCOUNTANTS

Toronto, Canada
February 28, 2003
(except for note 13 which is as at March 10, 2004)

Denison Energy Inc.
Consolidated Balance Sheets

	As at September 30		As at December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
ASSETS					
Current Assets					
Cash and cash equivalents	**$ 1,006**	$ 1,489	**$ 988**	$ 2,177	$ 5,563
Marketable securities (quoted market value 2000 - $3,223)	**—**	—	**—**	—	2,841
Accounts receivable	**4,700**	4,951	**13,084**	13,651	13,885
Inventories and prepaid expenses *(note 2)*	**17,291**	18,548	**15,115**	14,214	9,978
	22,997	24,988	**29,187**	30,042	32,267
Inventory of ore in stockpiles *(note 2)*	**7,456**	10,550	**9,689**	13,413	11,743
Property, plant and equipment *(note 3)*	**115,548**	128,362	**131,524**	129,978	122,368
Deferred reorganization costs	**652**	—	**—**	—	—
	146,653	$ 163,900	**$170,400**	$173,433	$166,378
LIABILITIES					
Current Liabilities					
Bank indebtedness *(note 4)*	**$ 4,848**	$ 2,152	**$ 3,790**	$ 1,918	$ —
Accounts payable and accrued liabilities	**4,837**	4,003	**7,227**	9,243	8,761
Current portion of long-term debt *(note 5)*	**2,763**	3,605	**10,712**	11,961	11,086
	12,448	9,760	**21,729**	23,122	19,847
Long-term debt *(note 5)*	**43,097**	48,789	**43,558**	51,700	51,622
Provision for post-employment benefits *(note 6)*	**9,820**	10,197	**10,063**	10,476	11,033
Provision for decommissioning and site restoration *(note 7)*	**6,720**	6,832	**6,598**	6,710	6,313
Future income taxes *(note 8)*	**150**	740	**300**	983	2,773
	72,235	76,318	**82,248**	92,991	91,588
SHAREHOLDERS' EQUITY *(note 9)*	**74,418**	87,582	**88,152**	80,442	74,790
	$ 146,653	$ 163,900	**$170,400**	$173,433	$166,378

Contingent liabilities and commitments *(note 11)*

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD

(signed) *Gregory S. Fletcher*

Director

(signed) *James S. Blair*

Director

Denison Energy Inc.
Consolidated Statements of Earnings (Loss)

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands except per share data)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Revenue	**$ 25,158**	**$ 24,459**	**$ 37,966**	$ 32,064	$ 39,813
Operating and exploration costs	**20,418**	**15,293**	**25,844**	20,708	21,444
Write-down of oil and gas properties *(note 3(c))*	**12,000**	—	—	—	—
Royalties and provincial capital taxes	**2,650**	**2,535**	**3,793**	2,071	2,098
Interest expense *(note 5)*	**2,334**	**2,431**	**3,239**	4,448	5,981
General corporate expenses	**1,633**	**1,719**	**2,274**	2,005	2,262
Stock option expense *(note 9)*	**292**	—	**9**	—	—
Investment and other income	**(249)**	**(94)**	**(122)**	(382)	(1,421)
	39,078	**21,884**	**35,037**	28,850	30,364
Earnings (loss) before income taxes	**(13,920)**	**2,575**	**2,929**	3,214	9,449
Income tax expense (recovery) *(note 8)*	**106**	**68**	**(139)**	(1,504)	418
Net earnings (loss) for the period	**$ (14,026)**	**$ 2,507**	**$ 3,068**	$ 4,718	$ 9,031
Net earnings (loss) per Common Share					
- Basic (note 9(e))	**$ (0.79)**	**$ 0.15**	**$ 0.18**	$ 0.30	$ 0.57
- Diluted (note 9(e))	**$ (0.79)**	**$ 0.15**	**$ 0.18**	$ 0.29	$ 0.55

Consolidated Statements of Retained Earnings

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Retained earnings - beginning of the period	**$ 81,647**	$ 78,579	**$ 78,579**	$ 73,861	$ 64,830
Net earnings (loss) for the period	**(14,026)**	2,507	**3,068**	4,718	9,031
Retained earnings - end of the period	**$ 67,621**	$ 81,086	**$ 81,647**	$ 78,579	$ 73,861

The accompanying notes are an integral part of these financial statements.

Denison Energy Inc.
Consolidated Statements of Cash Flows

(in thousands)	For the Nine Months Ended September 30 2003 (unaudited)	2002 (unaudited)	For the Year Ended December 31 2002	2001	2000
Operating Activities					
Net earnings (loss) for the period	$ **(14,026)**	$ 2,507	$ **3,068**	$ 4,718	$ 9,031
Items not affecting cash:					
Depletion, amortization and reclamation	**7,382**	6,142	**7,764**	6,862	6,062
Write-down of oil and gas properties *(note 3(c))*	**12,000**	–	–	–	–
Drawdown of ore from stockpiles	**3,811**	4,057	**4,912**	5,863	6,272
Loss (gain) on sale or write-down of assets	**8**	–	**563**	514	(70)
Increase in deferred reorganization expenses	**652**	–	–	–	–
Increase (decrease) in future income tax	**(150)**	(243)	**(683)**	(1,790)	183
Stock option costs expensed *(note 9(d))*	**292**	–	**9**	–	–
Decrease (increase) in operating working capital *(note 10)*	**2,551**	(2,068)	**(3,846)**	(11,208)	(27,957)
Funding of post employment benefits	**(200)**	(279)	**(455)**	(482)	(442)
Funding of Elliot Lake Reclamation Trust Fund	**(40)**	(19)	**(279)**	(256)	(631)
Net cash generated by operating activities	**10,976**	10,097	**11,053**	4,221	(7,552)
Financing Activities					
Increase (decrease) in bank indebtedness	**1,058**	234	**1,872**	(367)	–
Additions to long-term debt	**16,287**	16,353	**19,691**	26,474	28,161
Repayments of long-term debt	**(24,698)**	(27,620)	**(29,082)**	(25,521)	(37,379)
Issue of Common Shares net of issue costs of $355	–	4,645	**4,645**	–	–
Purchase of fractional Common Shares for cancellation	–	(12)	**(12)**	–	–
	(7,353)	(6,400)	**(2,886)**	586	(9,218)
Investing Activities					
Additions to property, plant and equipment	**(4,692)**	(4,497)	**(9,499)**	(9,017)	(3,138)
Sale of marketable securities	–	–	–	2,678	2,0951
Proceeds on sale of other assets	**1,087**	112	**143**	62	242
Acquisition of Innovative Energy Ltd. *(note 12)*	–	–	–	(1,916)	–
	(3,605)	(4,385)	**(9,356)**	(8,193)	(801)
Increase (decrease) in Cash and Cash Equivalents	**18**	(688)	**(1,189)**	(3,386)	(17,571)
Cash and Cash Equivalents - Beginning of Period	**988**	2,177	**2,177**	5,563	23,134
Cash and Cash Equivalents - End of Period	$ **1,006**	$ 1,489	$ **988**	$ 2,177	$ 5,563
Supplemental Cash Flow Information					
Payments for interest	$ **2,258**	$ **2,439**	$ **3,239**	$ 4,448	$ **5,832**
Payments for income and large corporation taxes	$ **262**	$ **254**	$ **531**	$ 286	$ **219**

The accompanying notes are an integral part of these financial statements.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change of Name
On May 24, 2002 the Corporation filed Articles of Amendment that effective that day changed the corporation's name from Denison Mines Limited to Denison Energy Inc.

Nature of Operations
The Corporation operates in the mining, oil and gas and environmental service sectors. Mining activities include a 22.5% interest in the McClean Lake uranium property and mill in northern Saskatchewan, where uranium production reached commercial levels in November 1999, a 19.96% interest in the Midwest uranium deposit and mineral evaluation and exploration. Oil and gas activities consist primarily of the exploration for and production of oil and natural gas in Western Canada, where the Corporation resumed operations in late 2000 and has expanded through both exploration and acquisitions including the Innovative acquisition described in note 12. The Corporation also holds oil and gas exploration acreage in Greece. Environmental services activities include mine decommissioning services and monitoring of closed mine sites.

Basis of Presentation
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the economic lives and recoverability of mining and oil and gas assets, the provisions for decommissioning and reclamation, post-employment benefits, future income taxes and the evaluation of contingent liabilities. Actual results could differ materially from those estimates. The summary of significant accounting policies below describes the accounting methods and practices that have been used in the preparation of these consolidated financial statements. This summary is presented to assist the reader in interpreting the statements contained herein.

Certain comparative figures for prior periods have been reclassified to conform with the presentation adopted in these financial statements. This reclassification has no impact on net earnings or retained earnings.

Consolidation Principles
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The Corporation's interests in the McClean Lake and Midwest uranium joint ventures and its oil and gas joint ventures are accounted for using the proportionate consolidation method. Under this method, the Corporation includes its proportionate share of assets, liabilities, revenues and expenses.

Revenue Recognition
Mining and oil and gas revenue are recognized when title passes from the Corporation to its customer. Revenue on decommissioning contracts is recognized using the percentage of completion method, where sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Royalty revenue is recognized when earned under the respective agreement.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities not exceeding 90 days and are stated at cost, which approximates market value.

Marketable Securities
Marketable securities are recorded at the lower of cost or net realizable value.

Inventories and Prepaid Expenses
Uranium concentrates, assets purchased for resale, supplies and ore in stockpiles are recorded at the lower of average cost and net realizable value. Inventory of ore in stockpiles consists of actual costs to remove overburden and mine ore together with the amortization of open pit mining equipment and is charged to production using the units of production method.

Property, Plant and Equipment
Mining Property, Deferred Exploration and Development Costs
Exploration costs and property acquisition costs are expensed as incurred unless it is determined that a project contains economically recoverable reserves, in which case all such costs relating to that project for the current and subsequent years are capitalized. Pre-production costs, net of revenue during the start-up phase, are capitalized as development costs until the project is capable of sustained operations at commercial production levels. Capitalized mining property, deferred exploration and development costs are amortized using the unit of production method over the expected life of the mine after commercial production levels are attained.

Mine Buildings, Plant and Equipment
Mine buildings, plant and equipment are recorded at cost. Mine buildings, plant and equipment are amortized to estimated residual value over the shorter of the life of the mine, or specific period that the mill or other specific asset will be utilized, using the units of production method. When assets are retired or sold, the resulting gains or losses are reflected in current earnings.

Mining Property Evaluations
The carrying values of mining, exploration and development properties and related mine buildings and equipment are periodically assessed by management to determine whether the net recoverable amount exceeds the carrying value of the project. Any unrecoverable amount is written off against earnings. The net recoverable amount represents future undiscounted cash flows determined using proven, probable and expected reserves and estimated selling prices which reflect both historical prices and expected future selling prices, less operating, capital, financing and reclamation costs.

Oil and Gas Properties, Plant and Equipment
The Corporation's oil and gas properties, plant and equipment are carried at the lower of cost and net recoverable amount. All costs associated with the exploration for and the development of oil and gas properties are capitalized providing the total capitalized cost does not exceed the net recoverable amount. All costs of the Corporation's oil and gas property, plant and equipment are capitalized in one producing cost centre. Depletion is provided on capitalized costs in this producing cost centre by the units of production method based on estimated proven reserves.

Oil and Gas Property Evaluations
Net recoverable amount is the aggregate of estimated undiscounted future net revenues from proven reserves less operating, administration, financing and income tax expense. Estimated future net revenues are determined using year-end prices. The Corporation periodically reviews the costs associated with preproduction stage cost centres to determine whether costs are likely to be recovered. Any unrecoverable amount is written off against earnings.

Other Property, Plant and Equipment
Other property, plant and equipment are amortized according to the straight-line method based on their estimated useful lives, which range from three to twenty years.

Capitalization of Interest
Net interest costs incurred during the development, construction and start-up phase of major projects are capitalized.

Decommissioning and Site Restoration Cost

Estimated decommissioning and site restoration costs of resource properties are accrued and charged to operations using the unit of production method. Provisions with respect to site restoration include long-term treatment and monitoring costs of a longer term nature and are calculated on a discounted basis and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related decommissioning and site restoration liability. The Corporation's resource activities are subject to various governmental laws and regulations related to the protection of the environment. The Corporation has made and continues to make expenditures in order to comply with or exceed such laws and regulations. The Corporation is continuously updating its decommissioning and site restoration cost estimates. Such estimates are, however, subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when applicable.

Deferred Reorganization Costs

Expenditures incurred to implement a proposed plan of arrangement have been deferred pending completion of the transaction.

Post Employment Benefits

The Corporation provides dental, supplemental health care and life insurance benefits, but not pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and was accrued over the service life of this retiree group. The most recent actuarial valuation of this obligation was performed as of September 30, 2002. The interest cost on this unfunded liability and the surplus are being amortized over the remaining lives of this retiree group.

Future Income Taxes

The Corporation follows the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary timing differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. Benefits which are recognized in respect of tax deductions which arose prior to the Corporation's comprehensive revaluation of assets in 1995 are credited directly to retained earnings and benefits which are recognized in respect of tax deductions which arose subsequent to the comprehensive revaluation of the Corporation's assets are credited to net earnings. The Canadian federal large corporation tax on capital is included in the provision for income taxes.

Translation of Foreign Currencies

Monetary assets and liabilities and non-monetary items carried at market value are translated into Canadian dollars at the period-end exchange rate. Other non-monetary items and revenues and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization which are translated at the same rate as the related assets.

Financial Instruments

The carrying amounts for cash and short-term deposits, accounts receivable, inventories and prepaid expenses, accounts payable and accrued liabilities on the balance sheets approximate fair value because of the limited term of these instruments. The fair market value of long-term debt approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.

Stock Option Plans
In 2002 the Corporation adopted prospectively the requirements of the CICA handbook section 3470, "Stock-Based Compensation and Other Stock Based Payments." As encouraged by section 3470, the Corporation has adopted the fair value based method to account for stock-based transactions with directors, and eligible employees for options granted in 2002. The value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Corporation, together with the amount in contributed surplus will be credited to Common Share capital. For options granted prior to January 1, 2002 the Corporation continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the Corporation will be recorded as Common Share capital.

Earnings per share
Basic earnings per Common Share are computed by dividing net earnings by the weighted average number of Common Shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from exercise of in-the-money stock options are used to repurchase Common Shares at the prevailing market rate.

2. INVENTORIES AND PREPAID EXPENSES

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Uranium concentrate	**$ 11,782**	$ 11,063	$ 8,046	$ 7,064	$ 593
Inventory of ore in stockpiles	**10,970**	15,383	14,522	18,246	18,628
Mine supplies	**1,375**	1,396	1,405	1,543	1,978
Mining equipment acquired for resale	**—**	483	—	483	409
Prepaid expenses	**620**	773	831	291	113
	24,747	29,098	24,804	27,627	21,721
Less: Non-current portion - Inventory of ore in Stockpiles	**7,456**	10,550	9,689	13,413	11,743
Current portion inventories and prepaid Expenses	**$ 17,291**	$ 18,548	$ 15,115	$ 14,214	$ 9,978

Stockpiles include inventory from two open pit mining areas at the McClean Lake minesite where mining was completed in February 2002. Ore from these stockpiles will be processed over several years.

3. PROPERTY, PLANT AND EQUIPMENT

(a) The net property, plant and equipment balance consists of:

	As at September 30			
	2003			2002
	Cost	**Accumulated depletion and amortization**	**Net**	Net
	(unaudited and in thousands)			
Mining				
McClean Lake / Midwest uranium projects	**$ 130,421**	**$ 24,454**	**$ 105,967**	$ 111,618
Oil and Gas	**25,819**	**16,620**	**9,199**	16,376
Environmental Services	**620**	**238**	**382**	368
	$ 156,860	**$ 41,312**	**$ 115,548**	$ 128,362

	As at December 31				
	2002			2001	2000
	Cost	**Accumulated depletion and amortization**	**Net**	Net	Net
					(in thousands)
Mining					
McClean Lake/Midwest uranium Projects	**$ 130,261**	**$ 19,537**	**$ 110,724**	$ 116,082	$ 121,514
Oil and Gas	**22,715**	**2,268**	**20,447**	13,559	550
Environmental Services	**547**	**194**	**353**	337	304
	$ 153,523	**$ 21,999**	**$ 131,524**	$ 129,978	$ 122,368

(b) The Corporation has a 22.5% interest in the McClean Lake mine and mill and a 19.96% interest in the Midwest uranium project, both located in northern Saskatchewan. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits. A toll milling agreement has been signed with the participants in the Cigar Lake Joint Venture that provides for the processing of a substantial portion of the future output of that mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee. In determining the amortization rate for the McClean Lake mill, the Corporation has reduced the amount to be amortized by its expected share of future toll milling revenue.

(c) **Write-down of oil and gas properties (unaudited)**
In September 2003 the Corporation recorded a write-down of its Canadian oil and gas properties by $12,000,000. This write-down was calculated using September 30, 2003 oil and natural gas prices and updated reserve reports for its oil and gas properties.

4. BANK INDEBTEDNESS

As at December 31, 2002 the Corporation had a borrowing facility of up to $6,000,000. Subsequent to year-end, as a result of the fact that substantial proven gas reserves are awaiting pipeline allocation and the short production history of two new wells, this borrowing facility was reduced to $5,300,000 as at September 30, 2003. This facility is subject to an annual review and is repayable from oil and gas cash flows and as discussed in note 13(e). This facility bears interest at Canadian bank prime (which was 4.5% on December 31, 2002) plus 0.5% and is secured by a first charge on certain oil and gas properties and a floating charge on other assets in the Western Canadian Basin and not pledged under the facilities described in notes 5(b) and 5(c).

5. LONG-TERM DEBT

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
McClean Lake loan (note 5(b))	**$ 44,250**	$ 50,086	$ 51,962	$ 60,724	$ 59,316
Other long-term debt (note 5(c))	**1,610**	2,308	2,308	2,937	3,392
	45,860	52,394	54,270	63,661	62,708
Less: Current portion	**2,763**	3,605	10,712	11,961	11,086
	$ 43,097	$ 48,789	$ 43,558	$ 51,700	$ 51,622

(b) The McClean Lake loan from Cogema Resources Inc. finances the Corporation's share of the costs of development and operation of the McClean Lake mine and mill and Midwest uranium project. This loan is secured only by the Corporation's interest in the McClean Lake mine and mill and the Midwest uranium project. The Corporation's share of net cash flow from McClean Lake uranium sales is dedicated to the loan's repayment. The Corporation has the right to prepay portions of the loan facility and redraw amounts prepaid, including interest savings from amounts prepaid, on 45 days' notice. As at September 30, 2003, the Corporation had the ability to redraw $3,208,000. Interest on this loan is payable at Canadian bank prime plus 1%. The loan is currently scheduled to mature on December 31, 2005, but will be extended to December 31, 2010 if, prior to December 31, 2005, a production decision is made to develop the Midwest uranium project. Any principal balance outstanding at maturity is repayable at 20% per annum. It is not possible to determine the fair value of the McClean Lake loan.

(c) Other long-term debt of $1,610,000 as at September 30, 2003 is repayable over two years up to August 31, 2005 in annual installments plus interest which approximates Canadian bank prime. Principal payments in the next two years are: 2004 - $761,000 and 2005 - $849,000.

(d) The Corporation has a line of credit for $300,000 from a Canadian Chartered Bank. This line of credit bears interest at Canadian bank prime and is secured by a short-term deposit. At September 30, 2003, $26,000 was drawn against this line of credit, which is repayable on demand.

(e) Interest expense on long-term debt was as follows:

	Nine months ended September 30		For the year ended December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
McClean Lake loan	**$ 2,148**	$ 2,093	$ 2,798	$ 4,186	$ 5,623
Other long-term debt	**90**	94	117	246	89
	$ 2,238	$ 2,187	$ 2,915	$ 4,432	$ 5,712

6. POST EMPLOYMENT BENEFITS

The Corporation's post employment benefits accrual includes life insurance for each of its former Canadian employees who retired on immediate pension prior to 1997, together with the future cost of medical and dental benefits as set out in the group policies. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage included in the plan and other assumptions including a growth in medical cost of up to 13% initially, decreasing over five years to 8% per annum and a growth in dental costs of 6% per annum, subject to limits set out in the group policies.

The Corporation's post employment benefit plan is not funded. Changes in the accrued benefit obligation are as follows:

	Nine months ended September 30		For the year ended December 31	
	2003	**2002**	2002	2001
	(unaudited)	**(unaudited)**	(in thousands)	
Accrued benefit obligation – beginning of year	**$ 5,714**	**$ 5,834**	$ 5,834	$ 5,966
Benefits paid	**(200)**	**(279)**	(455)	(482)
Interest cost	**252**	**220**	335	350
Accrued benefit obligation – end of year	**5,766**	**5,775**	5,714	5,834
Unamortized initial transitional surplus	**4,454**	**4,847**	4,749	5,142
	10,220	**10,622**	10,463	10,976
Less: Current portion included in accounts payable	**400**	**425**	400	500
	$ 9,820	**$ 10,197**	$ 10,063	$ 10,476

The unamortized initial transitional surplus is being amortized over the expected 12.5 year (as of September 2002) average life expectancy of this retiree group.

7. DECOMMISSIONING AND SITE RESTORATION

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Elliot Lake					
Elliot Lake mine site restoration accrual *(note 7b))*	**$ 7,681**	$ 8,059	$ 7,984	$ 8,418	$ 9,045
Less: Balance in Elliot Lake Reclamation Trust Fund *(note 7(b))*	**1,342**	1,421	1,606	1,761	2,132
	6,339	6,638	6,378	6,657	6,913
Less: Current portion included in accounts payable	**350**	400	400	425	600
	5,989	6,238	5,978	6,232	6,313
McClean Lake uranium operations *(note 7(c))*	**584**	479	498	388	–
Canadian oil and gas *(note 7(d))*	**147**	115	122	90	–
	$ 6,720	$ 6,832	$ 6,598	$ 6,710	$ 6,313

(b) The Corporation's Elliot Lake uranium mine closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Corporation conducts its activities at both the Denison and Stanrock sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Corporation's best estimate of the future reclamation cost based on assumptions as to levels of treatment which will be required in the future. The financial effect of future changes, if any, in requirements, laws, regulations and operating assumptions may be significant, and will be recognized if and when applicable.

Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, the Corporation was required to deposit 90% of its cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent agreement with the governments provides for the suspension of the Corporation's obligation to deposit 90% of its cash flow into the Reclamation Trust, provided the Corporation maintains a balance in the Reclamation Trust equal to estimated reclamation spending for the succeeding six calendar years. Withdrawals from this trust fund can only be made with the approval of the Governments of Canada and Ontario, to fund Elliot Lake site restoration costs. The Corporation believes that the current Reclamation Trust balance will be adequate to fund these costs through 2008.

(c) In addition the McClean Lake operation is subject to environmental regulations as set out by Saskatchewan Environment and the Canadian Nuclear Safety Commission. As required by Saskatchewan Environment, the operator of the McClean Lake joint venture has arranged Letters of Credit securing future decommissioning and reclamation liabilities. The Corporation has agreed to indemnify the operator for its proportionate share of any loss incurred up to a maximum amount of $7,755,000.

(d) The Corporation has estimated future removal and site restoration costs of $957,000 at September 30, 2003 (December 31, 2002 - $325,000, December 31, 2001 - $278,000, December 31, 2000 - $182,000) for abandoning its Canadian oil and gas wells and facilities.

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

8. INCOME TAXES

(a) Since the Corporation operates in three industrial and geographic segments, its income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Corporation's effective rate of income and resource taxes is as follows:

	For the Year Ending December 31		
	2002	2001	2000
Earnings before income taxes	$ **2,929**	$ 3,214	$ 9,449
Combined federal and provincial income tax rate	**43.50%**	43.04%	44.60%
Computed income tax expense	$ **1,274**	$ 1,383	$ 4,214
Increase (decrease) in taxes resulting from:			
Benefit of previously unrecognized federal and provincial tax pools	**(1,198)**	(1,307)	(3,043)
Resource allowance	**(81)**	(61)	(587)
Reduction in Ontario income tax rate due to lower income allocation to Ontario	—	(2,000)	—
Adjustments relating to other years	**(469)**	—	—
Other	**(78)**	195	(401)
Ontario income tax recovery	**(552)**	(1,790)	183
Federal large corporation tax	**413**	286	235
Income tax recovery	$ **(139)**	(1,504)	$ 418

(b) The Corporation uses the asset and liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Corporation's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Corporation's income taxes payable for the year or a later period. The Corporation's future tax liability arises in computing its Ontario tax liability, from the deduction of temporary differences, principally capital cost allowance, Canadian exploration and development expenses of $30 million more for tax than accounting, less the future tax reduction expected from the utilization of non-capital losses of $20 million which expire in 2006. As at December 31, 2002, the Corporation has not recognized the future tax benefits for both Federal and Saskatchewan tax purposes, from the future utilization of non-capital loss carry forwards of $21 million expiring in 2006 or temporary tax differences in excess of book values of $208 million that it can carry forward to shelter future Federal and Saskatchewan income tax liabilities. Of this amount, $97 million relates to deductions which arose prior to the Corporation's comprehensive revaluation of assets in 1995. In 2002, the Corporation was able to offset its entire Federal and Saskatchewan income tax expense against these unrecognized tax deductions.

9. SHAREHOLDERS' EQUITY

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Common stock *(note 9(b))*	$ **5,568**	$ 5,568	$ 5,568	$ 935	$ 1
Common Share Purchase Warrants *(note 9(c))*	—	—	—	688	688
Contributed Surplus *(note 9(c))*	**1,229**	928	937	240	240
Retained Earnings	**67,621**	81,086	81,647	78,579	73,861
	$ **74,418**	$ 87,582	$ 88,152	$ 80,442	$ 74,790

(b) Common Stock

Authorized
The authorized share capital consists of an unlimited number of Common Shares.

Issued
Changes in issued Common Shares were as follows:

	Number of Shares	$ (in thousands)
Balance as of December 31, 2000 and 1999	**15,893,560**	$ 1
Shares issued on acquisition of Innovative Energy Inc. net of issued cost of $33,000 (note 12)	**386,880**	934
Balance as of December 31, 2001	**16,280,440**	935
Purchase and cancellation of fractional Common Shares resulting from one for 20 share consolidation	**(3,287)**	(12)
Issue of flow-through Common Shares net of $355,000 issue Costs	**1,428,571**	4,645
Balance as of September 30, 2003, December 31, 2002 and September 30, 2002	**17,705,724**	$ 5,568

All Common Stock balances have been restated to reflect a one for 20 share consolidation, which became effective on May 24, 2002. Prior period earnings per share have been calculated to give effect to this share consolidation as if the share consolidation had been effective at the beginning of the earliest period presented.

(c) Contributed Surplus and Common Share Purchase Warrants

	Nine months ended September 30		For the year ended December 31		
	2003 (unaudited)	2002 (unaudited)	2002	2001	2000 (in thousands)
Balance – beginning of period	**$ 937**	$ 240	$ 240	$ 240	$ 240
Expiry of 549,550 Common Share Purchase Warrants on July 18, 2002	**–**	688	688	–	–
Common Share Stock Options expensed (note 9(d))	**292**	–	9	–	–
Balance – end of period	**$ 1,229**	$ 928	$ 937	$ 240	$ 240

(d) Stock Option Plan

The Corporation has issued stock options pursuant to a Stock Option Plan, approved by shareholders in 1996, under which the Board of Directors may issue up to 2,384,000 Common Shares to directors, eligible employees and service providers. Under this plan the exercise price of each option equals the market price of the Corporation's stock on the date of the grant. The issued options vest in installments on the anniversary of their grant, except that all options outstanding vest immediately on a takeover. Options expire if unexercised after ten years. A summary of the status of the Corporation's stock options issued under this plan as at September 30, 2003, December 31, 2002, 2001 and 2000 and changes during the periods and years ending on those dates is presented below:

	For the nine months ended September 30, 2003 (unaudited)		For the year ended December 31, 2002		For the year ended December 31, 2001		For the year ended December 31, 2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding beginning of period	**1,002,250**	**$ 4.85**	927,250	$ 5.04	559,750	$ 6.65	624,250	$ 6.65
Granted	**520,500**	**2.31**	75,000	$ 2.49	367,500	$ 2.60	—	$ 6.65
Forfeited	**(402,750)**	**6.99**	—	—	—	—	(64,500)	—
Outstanding end of period	**1,120,000**	$ 2.90	1,002,250	$ 4.85	927,250	$ 5.04	559,750	$ 6.65
Options exercisable at period end	483,833		775,708		626,650		450,150	

The following table summarizes information about stock options outstanding at September 30, 2003:

	Options Outstanding (unaudited)			Options Exercisable (unaudited)	
Range of Exercisable Prices	Number Outstanding Sept. 30, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable Sept 30, 2003	Weighted-Average Exercise Price
$7.60	97,500	2.7	$ 7.60	97,500	$ 7.60
$2.22 to $3.15	1,022,500	7.0	$ 2.45	385,833	$ 2.45
$2.22 to $7.60	1,120,000	6.9	$ 2.89	483,333	$ 3.47

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding Dec. 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable Dec. 31, 2002	Weighted-Average Exercise Price
$7.20 to $7.80	450,250	3.4	$ 7.62	450,250	$ 7.62
$2.31 to $3.15	552,000	8.3	$ 2.60	325,458	$ 2.60
$2.31 to $7.80	1,002,250	5.6	$ 4.85	775,708	$ 4.85

In 2002, the Corporation adopted prospectively CICA handbook section 3870, "Stock-based Compensation and Other Stock-Based Payments". The compensation expense associated with this stock option series has been calculated using the Black-Scholes option-pricing model and $9,000 has been expensed in 2002 and $292,000 in the nine months ended September 30, 2003. The pricing model assumes a 10-year term, expected Common Stock price volatility of 67% and a weighted average life of 10 years and a weighted average risk-free interest rate of 5.4% and an assumption that dividends are reinvested in the Corporation. These options have a ten-year term, with vesting periods ranging from one to four years of the grant date.

(e) Earnings Per Share Data

Prior period earnings per share calculations give effect to the share consolidation described in note 9(b) as if the share consolidation had been effective at the beginning of the period presented.

The calculation of basic earnings per share is based on the weighted average number of shares outstanding during the year in the amount of 16,879,892 (2001 - 15,949,737) Common Shares.

The calculation of diluted earnings per share takes into consideration the potential issue of shares under Stock Options and, in 2001, Common Share Purchase Warrants where the strike price is below the average Common Share price for the year. The number of dilutive options in 2002 is 314,204 (2001 – 412,500). In 2002, 688,046 (2001 - 514,750) Stock Options and in 2002 0, (2001 550,000) Common Share Purchase Warrants have been excluded from the calculation of diluted earnings per share as the exercise price is greater than the average Common Share price in the year.

10. OTHER CHANGES IN WORKING CAPITAL

Other changes in working capital consist of:

	As at September 30		As at December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Accounts receivable	**$ 8,384**	$ 8,700	**$ 567**	$ 868	$ 10,701
Inventories and prepaid expenses	**57**	(1,471)	**2,390**	6,164)	349
Less amortization of ore milled from Stockpiles	**(3,552)**	(4,057)	**(4,912)**	(5,863)	(6,272)
Accounts payable and accrued liabilities	**(2,338)**	(5,240)	**(1,891)**	(49)	(33,248)
Current taxes payable	**—**	—	**—**	—	513
	$ 2,551	$ (2,068)	**$ (3,846)**	$ (11,208)	$ (27,957)

11. CONTINGENT LIABILITIES AND COMMITMENTS

(a) On September 23, 2002 The Federal Court of Canada, Trial Division, quashed the original McClean Lake facility operating license issued in 1999. That license had been superceded and the facility has continued to operate under the new four-year operating license issued in August 2001. The Trial Division decision has been appealed by both the federal regulator of the facility, the Canadian Nuclear Safety Commission ("CNSC") and by the operator and majority owner of the facility, Cogema Resources Inc. The Province of Saskatchewan and First Nations and Métis groups have intervened in support of the appeal. The Federal Court of Appeal granted a stay of the Trial Division decision pending the outcome of the appeal.

The Trial Division decision quashed the original 1999 operating license on the basis that the *Canadian Environmental Assessment Act* was not complied with. Specifically, the project was subject to a lengthy public process under legislation that was replaced by the *Canadian Environmental Assessment Act*. The Trial Division decision creates a significant amount of uncertainty about the rules applicable to obtaining the necessary approvals for the operation of the McClean Lake facility.

While the outcome of the appeal process cannot be determined, the Corporation believes that ultimately the Trial Division decision will be nullified through the appeal process or by the completion of further regulatory requirements. An application for a new license for the McClean Lake facility has been filed with the CNSC. Pending the appeal of the decision, the stay granted by the Federal Court of Appeal eliminates the risk of a stoppage in production at McClean Lake. The Corporation believes that with the continuing efforts of all interested parties, a shut down of the McClean Lake facility is unlikely. The impact of an unfavourable decision cannot be determined at this time.

(b) In September 2002 the Greek Court of Appeal overturned the lower court decision that had ruled that the termination of Denison's former employees, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In unanimously rejecting the lower court decision, the Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments are required to be made. These former employees have further appealed this Court of Appeal decision to the Supreme Court of Greece. The Corporation believes that this appeal will be unsuccessful. The impact of an unfavourable decision cannot be determined at this time.

(c) The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has:

(i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at the Corporation's decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and
(ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land.

The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

(d) The Corporation is involved in various other legal actions in the course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Corporation's financial position or results.

(e) In July 2002, the Corporation raised $5,000,000 through the issue of 1,428,571 flow-through Common Shares. As at September 30, 2003 the Corporation had spent the proceeds of this issue on Canadian Exploration Expenditures and has no further commitment.

(f) The Corporation's lease commitments under two operating leases for premises are 2003 - $223,000, 2004 - $196,000, 2005 - $25,000 and 2006 - $7,000.

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

12. ACQUISITION OF INNOVATIVE ENERGY LTD.

Effective November 8, 2001 the Corporation acquired 100% of Innovative Energy Ltd. of Calgary. The acquisition has been accounted for as a purchase and accordingly these financial statements include Innovative's results from November 8, 2001 onward. The estimated fair value of net assets acquired on November 8, 2001 from Innovative Energy Ltd. and the consideration paid, were as follows:

	As at November 8, 2001
Net assets acquired	(in thousands)
Assets	
Current assets	$ 533
Oil and gas property, plant and equipment	5,597
	6,130
Liabilities	
Bank indebtedness	2,285
Other current liabilities	913
Provision for site restoration	82
	3,280
Net assets acquired	$ 2,850
Consideration	
Cash	$ 1,916
Non cash	
Issue of 386,880 Common Shares net of issue costs of $33,000	934
Total consideration	$ 2,850

13. SUBSEQUENT EVENTS

(a) On December 30, 2003 the Corporation entered into an arrangement agreement (the "Denison Arrangement") providing for a plan of arrangement pursuant to section 182 of the *Business Corporations Act* (Ontario) involving the Corporation, Denison Mines Inc. ("Denison Mines"), Tenwest Uranium Limited ("Tenwest"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership (the "Partnership"), Denison Mines Holding Corporation ("Mine Holdco") and E. Peter Farmer. The Denison Arrangement was approved by shareholders of the Corporation on March 3, 2004 and was completed on March 8, 2004.

(b) On March 8, 2004, in accordance with the terms of the Denison Arrangement, Denison Mines acquired the mining and environmental services assets of the Corporation and assumed all liabilities, including environmental liabilities, related to the mining assets of the Corporation. As part of the above transaction, Denison Mines also acquired the assets of the Corporation's wholly owned subsidiary, Tenwest. Further, Denison Resources acquired the Canadian oil and gas assets of the Corporation and assumed all liabilities, including environmental liabilities related to the Canadian oil and gas assets of the Corporation. At this time, each of the Corporation's shareholders received in exchange for each common share of the Corporation held prior to the completion of the Denison Arrangement, one common share of Denison Mines, 1/5 of one common share of Denison Oil (the parent of Denison Resources) and 1/21 of one new common share of the Corporation.

Immediately following the completion of the Denison Arrangement described in note 13 (a) above, the Corporation issued 727,073 Common Shares equal to 45% of the outstanding Common Shares (after giving effect to such share issuance) to Matco Capital Ltd. ("Matco") and other parties designated by Matco at a purchase price of $7.35 per Common Share after giving effect to the above exchange.

(c) The Corporation has entered into an agreement with Calfrac Well Services Ltd. ("Calfrac") and its shareholders pursuant to which the shareholders of Calfrac have granted the Corporation an option to purchase all of the shares of Calfrac following the completion of the Denison Arrangement described in note 13 (a) and the Matco subscription described in note 13 (b) for an aggregate purchase price of $227.5 million less debt. The Corporation has the option to pay the purchase price in cash or in a combination of cash and Common Shares, provided that if the Corporation pays the purchase price by the issuance of Common Shares, the Common Shares must make up not less than 80% of the purchase price. On March 10, 2004 the Corporation entered into an underwriting agreement to raise net proceeds of $118,125,057 through the issuance of 8,064,520 Common Shares.

(d) On January 28, 2004, the Corporation, Forte Oil Corporation ("Forte"), 1087215 Alberta Ltd. ("Subco"), Denison Resources, the Partnership, Denison Mines and Denison Oil (the parent of Denison Resources) entered into an arrangement agreement (the "Forte Arrangement") to implement an arrangement (the "Forte Arrangement") by way of plan of arrangement under section 193 of the *Business Corporations Act* (Alberta). The Forte Arrangement was approved by shareholders of the Corporation on March 3, 2004 and was completed on March 9, 2004.

Pursuant to the Forte Arrangement, Forte amalgamated with Subco, a wholly-owned subsidiary of Denison Oil (the parent of Denison Resources), Forte securityholders exchanged their Forte securities for securities of Denison Oil, and Denison Oil exchanged its securities of Subco for securities of the amalgamated corporation. Upon completion of the Forte Arrangement, Forte became a wholly-owned subsidiary of Denison Oil, and Denison Oil became owned as to approximately 80% by Forte shareholders and approximately 20% by the Corporation's shareholders.

(e) Following the receipt of revised reserve reports in October, 2003, the borrowing facility described in note 4 has been revised to require a reduction in the maximum available on January 1, 2004 to $4,800,000 and further reductions to $3,200,000 by March 31, 2004. The Corporation agreed to apply net sales proceeds from disposition of any Canadian oil and gas asset together with net proceeds from any share issue attributable to oil and gas assets or stock option proceeds attributable to oil and gas assets to reduce this facility and the remaining balance on this facility on March 9, 2004 was refinanced by Denison Oil on closing of the Forte Arrangement described in note 13(d).

14. SEGMENTED INFORMATION

Operations are in the following industries:

Mining	- primarily involves mining, milling and sale of uranium concentrates and exploration and development of mineral properties.
Oil and Gas	- exploration, development, production and sale of oil and natural gas and receipt of royalty revenue.
Environmental Services	- mine decommissioning services and monitoring of decommissioned sites for third parties.

Information for the nine months ended September 30, 2003 and September 30, 2002 are as follows:

Industry Data (unaudited in thousands)

	Mining		Environmental Services		Oil and Gas		Corporate		Total	
	Sept. 30 2003	Sept. 30 2002	**Sept 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002
Revenue	**$ 15,821**	17,909	**2,592**	2,227	**6,745**	4,323	—	—	**25,158**	24,459
Operating and exploration costs	**12,915**	10,999	**2,348**	2,102	**4,780**	2,922	—	—	**20,043**	16,023
Operating and exploration costs-Greece	—	—	—	—	**375**	(730)			**375**	(730)
Write-down of oil and gas properties	—	—	—	—	**12,000**	—	—	—	**12,000**	—
Royalties and provincial capital tax	**1,214**	1,456	—	—	**1,436**	1,079	—	—	**2,650**	2,535
Interest expense	**2,089**	2,268	—	—	—	—	**245**	163	**2,334**	2,431
General corporate expenses	—	—	—	—	—	—	**1,633**	1,719	**1,633**	1,719
Stock option expense	—	—	—	—	—	—	**292**	—	**292**	—
Investment income	**(65)**	(66)	—	—	—	—	**(184)**	(28)	**(249)**	(94)
	16,153	14,657	**2,348**	**2,102**	**18,591**	3,271	**(1,986)**	(1,854)	39,078	21,884
Earnings (loss) before income taxes	**(332)**	3,252	**244**	125	**(11,846)**	1,052	**(1,986)**	(1,691)	**13,920**	2,575
Income tax expense (recovery)	—		—		—		**106**	68	**106**	68
Net earnings (loss) for the year	**$ (332)**	3,252	**244**	125	**(11,846)**	1,052	**(2,.092)**	(1,922)	**(14,026)**	2,507
Capital expenditures	**$ 463**	350	**181**	76	**4,048**	4,071	—	—	**4,692**	4,497
Depletion, amortization and reclamation	**$ 5,004**	4,819	**44**	45	**2,334**	1,278	—	—	**7,382**	6,142
Identifiable assets										
Producing assets	**$ 124,871**	136,164	**1,231**	1,578	**10,795**	17,348	—	—	**136,897**	155,090
Held for or under development	**8,478**	8,291	—	—			—	—	**8,478**	8,291
Corporate assets	—	—	—	—	—	—	**1,278**	519	**1,278**	519
	$ 133,349	144,455	**1,231**	1,578	**10,795**	17,348	**1,278**	519	**146,653**	**163,900**

Geographic Data (in thousands)

	Canada		Europe		Rest of World		Total	
	Sept. 30 2003	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002
Revenue	**$ 25,158**	24,459	—	—	—	—	**25,158**	24,459
Net earnings (loss) for the year	**$ 13,651**		**(375)**	730	—	—	**(14,026)**	2,507
Identifiable assets	**$ 146,527**	163,712	**126**	188	—		**146,653**	163,900

14. SEGMENTED INFORMATION (Continued)

Information for the years ending December 31 are as follows:

Industry Data (in thousands)

	Mining			Environmental Services			Oil and Gas			Corporate			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Revenue	**$ 28,511**	26,253	27,665	**3,313**	3,023	1,836	**6,142**	2,788	10,312	**—**	—	—	**37,966**	32,064	39,813
Operating and exploration costs															
— Canada	**18,374**	16,879	19,384	**3,849**	3,055	2,102	**4,351**	774	(42)	**—**	—		**26,574**	20,708	21,444
— Greece	**—**	—	—	**—**	—	—	**(730)**	—	—	**—**	—		**(730)**	—	—
Royalties and provincial capital tax	**2,305**	1,851	2,098	**—**	—	—	**1,488**	220		**—**	—	—	**3,793**	2,071	2,098
Interest expense	**3,026**	4,186	5,888	**—**	—	—	**96**	16	—	**117**	246	93	**3,239**	4,448	5,981
General corporate expenses	**—**	—	—	**—**	—	—	**—**	—	—	**2,283**	2,005	2,262	**2,283**	2,005	2,262
Investment income	**(87)**	(142)	(193)	**—**	—	—	**—**	—	—	**(35)**	(240)	(1,228)	**(122)**	(382)	(1,421)
	23,618	22,774	27,177	**3,849**	3,055	2,102	**5,205**	1,010	(42)	**2,365**	2,011	1,127	**35,037**	28,850	30,364
Earnings (loss) before income taxes	**4,893**	3,479	488	**(536)**	(32)	(266)	**937**	1,778	10,354	**(2,365)**	(2,011)	(1,127)	**2,929**	3,214	9,449
Income tax expense (recovery)	**—**	—	—	**—**	—	—	**—**	—	—	**(139)**	(1,504)	418	**(139)**	(1,504)	418
Net earnings (loss) for the year	**$ 4,893**	3,479	488	**(536)**	(32)	(266)	**937**	1,778	10,534	**(2,226)**	(507)	(1,545)	**3,068**	4,718	9,031
Capital expenditures	**$ 609**	1,173	2,448	**75**	92	140	**8,815**	7,752	550	**—**	—	—	**9,499**	9,017	3,138
Depletion, amortization and reclamation	**$ 5,755**	6,462	5,990	**59**	58	72	**1,959**	342	—	**—**	—	—	**7,773**	6,862	6,062
Identifiable assets															
Producing assets	**$ 138,443**	148,272	147,325	**1,202**	1,368	1,074	**21,041**	13,417	2,459	**—**	—	—	**160,686**	163,057	150,858
Held for or under development	**8,296**	8,243	8,063	**—**	—	—	**1,152**	1,054	—	**—**	—	—	**9,448**	9,297	8,063
Corporate assets	**—**	—	—	**—**	—	—	**—**	—	—	**266**	1,079	7,457	**266**	1,079	7,457
	$ 146,739	156,515	155,388	**1,202**	1,368	1,074	**22,193**	14,471	2,459	**266**	1,079	7,457	**170,400**	173,433	166,378

Geographic Data (in thousands)

	Canada			Europe			Rest of the World			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Revenue	**$ 37,966**	30,323	29,506	**—**	—	1,153	**—**	1,521	9,154	**37,966**	31,844	39,813
Net earnings (loss) for the year	**$ 2,338**	3,197	(1,264)	**730**	—	1,141	**—**	1,521	9,154	**3,068**	4,718	9,031
Identifiable assets	**$ 170,326**	173,248	164,514	**326**	184	211	**1**	1	1,653	**170,653**	173,433	166,378

Revenue includes the following amounts from customers who account for 10% of revenue:

	2002	2001	2000
Mining	**$12,146**	$10,870	$10,152
Oil and Gas	—	—	$9,154

Calfrac Well Services Ltd.

Consolidated Financial Statements
September 30, 2003 (Unaudited),
December 31, 2003 and 2002
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 6, 2004

Auditors' Report

To the Directors of
Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of **Calfrac Well Services Ltd.** as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) "*PricewaterhouseCoopers LLP*"

Chartered Accountants

Calgary, Alberta

Calfrac Well Services Ltd.

Consolidated Balance Sheet

(in thousands of Canadian dollars)

	September 30, 2003 $ (Unaudited)	December 31, 2003 $	December 31, 2002 $
Assets			
Current assets			
Cash	653	14,967	3,765
Marketable securities	1	1	6
Accounts receivable	34,351	30,497	24,712
Inventory	1,396	1,958	1,479
Prepaid expenses and deposits	1,257	927	1,268
	37,658	48,350	31,230
Capital assets (note 3)	76,569	78,441	62,610
Intangible assets (note 4)	327	252	550
Goodwill (note 4)	3,276	3,276	3,276
	117,830	130,319	97,666
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	19,511	23,889	16,233
Income taxes payable	2,915	5,585	1,715
Bank loans (note 5)	-	-	34,243
Current portion of long-term debt (note 5)	11,526	12,112	680
	33,952	41,586	52,871
Long-term debt (note 5)	27,408	23,781	1,706
Future income taxes (note 6)	6,753	7,521	5,896
	68,113	72,888	60,473
Shareholders' Equity			
Capital stock (note 7)	14,342	14,720	14,131
Retained earnings	35,375	42,711	23,062
	49,717	57,431	37,193
	117,830	130,319	97,666

Approved by the Board of Directors

(signed) *Ronald P. Mathison* - Director

(signed) *Martin A. Lambert* Director

Calfrac Well Services Ltd.

Consolidated Statement of Operations and Retained Earnings

(in thousands of Canadian dollars)

	Nine months ended September 30, 2003 $ (Unaudited)	Years ended December 31, 2003 $	2002 $	2001 $
Revenue	108,494	156,558	96,066	67,509
Expenses				
Operating	72,436	103,468	64,795	42,944
Selling, general and administrative	8,177	10,783	7,419	5,010
Foreign exchange losses (gains) and other	443	490	(71)	6
Gain on disposal of assets	(4)	(9)	-	(7)
	81,052	114,732	72,143	47,953
	27,442	41,826	23,923	19,556
Depreciation	6,387	8,744	6,042	4,545
Amortization of intangibles	223	297	298	276
Interest	1,687	2,174	1,569	1,671
Income before income taxes	19,145	30,611	16,014	13,064
Income taxes				
Current (note 6)	5,975	9,337	4,216	880
Future (note 6)	857	1,625	1,774	4,419
	6,832	10,962	5,990	5,299
Net income for the period	12,313	19,649	10,024	7,765
Premium paid on shares repurchased	-	-	-	(3)
Retained earnings – Beginning of period	23,062	23,062	13,038	5,276
Retained earnings – End of period	35,375	42,711	23,062	13,038

Calfrac Well Services Ltd.

Consolidated Statement of Cash Flows

(in thousands of Canadian dollars)

	Nine months ended September 30, 2003 $ (Unaudited)	Years ended December 31, 2003 $	2002 $	2001 $
Cash provided by (used in)				
Operating activities				
Net income for the period	12,313	19,649	10,024	7,765
Items not involving cash				
Depreciation and amortization	6,610	9,041	6,340	4,822
Gain on disposal of assets	(4)	(9)	-	(7)
Future income taxes	857	1,625	1,774	4,419
	19,776	30,306	18,138	16,999
Net change in non-cash working capital (note 10)	(5,066)	5,604	(3,914)	(3,330)
	14,710	35,910	14,224	13,669
Financing activities				
Issue of bank loans and long-term debt	10,136	10,140	17,784	23,765
Bank loan and long-term debt repayments	(7,832)	(10,876)	(7,006)	(17,605)
Net proceeds on issuance of common stock	211	589	60	1,075
Repurchase of common shares	-	-	-	(23)
	2,515	(147)	10,838	7,212
Investing activities				
Purchase of capital assets	(20,346)	(24,722)	(22,362)	(20,488)
Proceeds on disposal of capital assets	10	162	37	28
Purchase of marketable securities	(1)	(1)	-	(6)
Proceeds on disposal of marketable securities	-	-	-	25
Repayment of long-term receivable	-	-	60	-
	(20,337)	(24,561)	(22,265)	(20,441)
Increase (decrease) in cash for the period	(3,112)	11,202	2,797	440
Cash – Beginning of period	3,765	3,765	968	528
Cash – End of period	653	14,967	3,765	968
Supplementary information				
Interest paid	1,702	2,266	1,666	1,725
Income taxes paid	4,934	5,394	3,336	70

(Information as at and for the period ended September 30, 2003 is unaudited)

1 Description of business and basis of presentation

Calfrac Well Services Ltd. (the "company") is a private company originally incorporated under the Business Corporation Act (Alberta) on June 28, 1999. It amalgamated with 850288 Alberta Ltd. on January 1, 2000. The company has established oilfield operations in Red Deer, Alberta, Grand Prairie, Alberta and Medicine Hat, Alberta as well as the United States and offers stimulation services to the oil and gas industry including fracturing, acidizing and coiled tubing services.

2 Summary of significant accounting policies

The financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations which have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of consolidation

These financial statements include the accounts of Calfrac Well Services Ltd. and its wholly owned subsidiary, Calfrac Well Services Corp. Calfrac Well Services Corp. was incorporated in the United States during 2001 and commenced operations in the last quarter of 2001.

b) Foreign currency translation

The financial accounts of the subsidiary are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary denominated items are translated at the rate of exchange at the balance sheet date while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities within 90 days.

d) Marketable securities

Marketable securities are carried at the lower of cost and market value.

e) Inventory

Inventory consists of chemicals, carbon dioxide, nitrogen and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(Information as at and for the period ended September 30, 2003 is unaudited)

f) Capital assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

g) Income taxes

The company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

h) Revenue recognition

Revenue is recognized as services are rendered and when delivery occurs for products..

i) Stock-based compensation plans

The company does not recognize compensation cost for its stock-based compensation; therefore, no stock-based compensation expense is recorded either on granting or exercise of stock options. Consideration paid by employees, officers or directors on the exercise of stock options is recorded as share capital.

j) Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill and intangible assets are assessed by the company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(Information as at and for the period ended September 30, 2003 is unaudited)

3 Capital assets

(in thousands of Canadian dollars)	As at December 31, 2003		
	Cost **$**	**Accumulated depreciation and amortization** **$**	**Net** **$**
Assets under construction	5,490	-	5,490
Field equipment	89,275	21,908	67,367
Buildings	2,938	157	2,781
Land	1,250	-	1,250
Shop, office and other equipment	1,049	420	629
Computers and computer software	1,524	719	805
Leasehold improvements	284	165	119
	101,810	23,369	78,441

(in thousands of Canadian dollars)	As at December 31, 2002		
	Cost **$**	**Accumulated depreciation and amortization** **$**	**Net** **$**
Assets under construction	2,118	-	2,118
Field equipment	69,090	13,881	55,209
Buildings	2,934	10	2,924
Land	1,250	-	1,250
Shop, office and other equipment	864	303	561
Computers and computer software	803	385	418
Leasehold improvements	203	73	130
	77,262	14,652	62,610

4 Intangible assets

(in thousands of Canadian dollars)	As at December 31,	
	2003 **$**	**2002** **$**
Intangible asset	1,239	1,239
Accumulated amortization	(987)	(689)
	252	550

(Information as at and for the period ended September 30, 2003 is unaudited)

On February 23, 2000, the company acquired 100% of the outstanding shares of 851350 Alberta Ltd. ("851350") in exchange for 2,125,000 common shares valued at $1 per share. 851350 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851350, this contract was assigned to Calfrac Well Services Ltd. and 851350 was dissolved on March 1, 2000. $654,325 of the purchase price is being amortized over the four year life of the contract. $1,470,675 has been identified as having an indefinite life and has been classified as goodwill.

On April 5, 2001, the company acquired 100% of the outstanding shares of 851355 Alberta Ltd. ("851355") in exchange for 2,390,625 common shares valued at $1 per share. 851355 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851355, this contract was assigned to Calfrac Well Services Ltd. and 851355 was dissolved on April 10, 2001. $584,802 of the purchase price is being amortized over the four year life of the contract. $1,805,823 has been identified as having an indefinite life and has been classified as goodwill.

As a consequence of the transactions described above, the oil and gas producer acquired a significant minority interest in the company. The company provided services to the oil and gas producer as follows:

(in thousands of Canadian dollars)	Nine months ended September 30, 2003	Years ended December 31,		
		2003	2002	2001
	$	$	$	$
Revenue				
Canada	46,048	61,507	39,492	15,812
United States	10,905	15,341	16,779	325
	56,953	76,848	56,271	16,137

At the end of the period, the oil and gas producer owed the company the following:

(in thousands of Canadian dollars)	Nine months ended September 30, 2003	Years ended December 31,	
		2003	2002
	$	$	$
Accounts receivable			
Canada	9,275	5,420	8,538
United States	2,642	1,601	3,723
	11,917	7,021	12,261

The company's transactions with the oil and gas producer were in the normal course and have been measured at the exchange amount.

(Information as at and for the period ended September 30, 2003 is unaudited)

5 Bank loans and long-term debt

(in thousands of Canadian dollars)	As at December 31,	
	2003 **$**	**2002** **$**
Loan bearing interest at prime plus 0.82% requiring payment of accrued interest monthly plus a fixed principal payment of $580,000 per month, secured by charges on specific equipment.	24,456	-
Bankers acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payments of $166,975, secured by charges on specific equipment.	3,170	4,895
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $15,556 per month, secured by charges on land and buildings.	2,613	2,800
Bankers acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $119,870, secured by charges on specific equipment.	2,256	3,488
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $53,575 per month, secured by charges on specific equipment.	1,607	2,250
Bankers acceptance bearing interest at 6.39% plus stamping fees of 1.5% requiring blended monthly payments of $146,168, secured by charges on specific equipment.	859	2,475
Loan bearing interest at 6% requiring blended monthly payments of $25,212, secured by charges on specific equipment.	833	-
Non-interest bearing unsecured loan requiring a fixed principal payment of $37,595 per annum.	99	137
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $236,150 per month, secured by charges on specific equipment.	-	11,780
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $125,000 per month, secured by charges on specific equipment.	-	6,404
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $60,000 per month, secured by charges on specific equipment.	-	2,400
	35,893	36,629
Current portion of long-term debt	(12,112)	(680)
Bank debt (current)	-	(34,243)
	23,781	1,706

In 2002, the company implemented the Canadian Instituted of Chartered Accountants ("CICA") pronouncement EIC #122. The pronouncement requires that bank debt that is callable on demand be reclassified as a current liability. This presentation was adopted for December 31, 2002 with prior periods reclassified to conform to this presentation.

(Information as at and for the period ended September 30, 2003 is unaudited)

Effective September 2003, the company renegotiated the terms of the loans to remove the demand feature. Accordingly, at September 30, 2003, these loans have been classified as long-term, with the current portion of long-term debt reflected accordingly.

As at December 31, 2003, the company had an unutilized operating loan facility of $5 million and an undrawn revolving equipment term loan in the amount of $7.5 million.

Scheduled principal repayments required in each year to retire the bank loans and long-term debt as at December 31, 2003 are as follows:

(in thousands of Canadian dollars)	$
2004	12,113
2005	10,328
2006	7,761
2007	3,763
2008	187
Thereafter	1,741
	35,893

6 Income taxes

The following table summarizes the temporary differences that give rise to the future tax liability at December 31:

(in thousands of Canadian dollars)	As at December 31,	
	2003 $	2002 $
Capital assets	8,682	6,842
Bonus payable	(817)	(859)
Deferred financing costs	(53)	(56)
Other	(291)	(31)
	7,521	5,896

(Information as at and for the period ended September 30, 2003 is unaudited)

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 36.8% (2002 – 42.1%; 2001 – 42.6%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

(in thousands of Canadian dollars)	**Years ended December 31,**		
	2003 **$**	**2002** **$**	**2001** **$**
Income before tax	30,611	16,014	13,064
Income tax rate	36.8%	42.1%	42.6%
Computed expected income tax expense	11,246	6,742	5,565
Increase (decrease) in income taxes resulting from			
Manufacturing and processing – lower effective tax rate	(535)	(879)	(674)
Non-deductible expenses	187	178	128
Future income tax benefit from tax rate reduction	(126)	(88)	-
Foreign tax rate differentials	(32)	(39)	-
Other	162	(8)	202
Large corporations tax	60	84	78
	10,962	5,990	5,299

7 Capital stock

Authorized

Unlimited number of common shares

Unlimited number of first and second preferred shares

Common shares issued and outstanding

(in thousands of Canadian dollars)	**Number of shares**	**Amount $**
Balance – December 31, 2000	10,625,000	10,625
Issued shares for acquisition of 851355 Alberta Ltd. (note 4)	2,390,625	2,391
Issued shares for cash	430,000	1,075
Repurchased shares for cash	(8,000)	(20)
Balance – December 31, 2001	13,437,625	14,071
Issued shares for cash	20,200	60
Balance – December 31, 2002	13,457,825	14,131
Issued shares for cash	90,250	324
Issued shares on exercise of stock options	265,625	265
Balance – December 31, 2003	13,813,700	14,720

(Information as at and for the period ended September 30, 2003 is unaudited)

Stock options

The company issued 265,625 stock options to senior executives on August 15, 2003 with an exercise price of $1 per share. The stock options granted vest immediately and expire in five years. Stock options vested may be exercised at any time between the date on which it becomes exercisable and the end of the stock option's term. All stock options were exercised by December 31, 2003.

Stock-based compensation costs

Effective January 1, 2002, Canadian generally accepted accounting principles require disclosure of impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the company's net income would approximate the following pro-forma amounts:

(in thousands of Canadian dollars)	**December 31, 2003** **$**
Stock-based compensation costs	829
Net income for the period	
As reported	19,649
Pro-forma	18,820

The stock-based compensation costs are recognized over the vesting period of the stock options granted.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model, minimum value method, based on the following:

	December 31, 2003
Fair value of stock options granted (per common share)	$3.12
Risk-free interest rate	3.04%
Expected life (years)	0.5
Expected volatility	0%
Dividends paid	-

8 Commitments

The company leases property (premises), equipment and vehicles under agreements requiring aggregate minimum payment over the next five years, from December 31, 2003, as follows:

(in thousands of Canadian dollars)	$
2004	2,410
2005	1,163
2006	683
2007	540
2008	568
Thereafter	2,190

(Information as at and for the period ended September 30, 2003 is unaudited)

9 Financial instruments

The company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, all current liabilities and long-term debt.

a) Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of the bank loans and long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

b) Credit risk

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk

The company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The company's effective interest rate for the year ended December 31, 2003 was 6.06% (December 31, 2002 – 6.28%; December 31, 2001 –7.57%).

10 Supplemental information

Change in non-cash operating working capital

(in thousands of Canadian dollars)	Nine months ended September 30, 2003 $	Years ended December 31, 2003 $	2002 $	2001 $
Accounts receivable	(9,639)	(5,784)	(13,169)	(2,876)
Inventory	83	(479)	(154)	(878)
Prepaid expenses and deposits	12	341	(805)	(186)
Accounts payable and accrued liabilities	3,278	7,656	9,344	(235)
Income taxes payable	1,200	3,870	870	845
	(5,066)	5,604	(3,914)	(3,330)

(Information as at and for the period ended September 30, 2003 is unaudited)

Non-cash transactions

(in thousands of Canadian dollars)	Years ended December 31,		
	2003 **$**	**2002** **$**	**2001** **$**
Acquisition of 851355 Alberta Ltd.	-	-	(2,391)
Issuance of share capital	-	-	2,391

11 Segmented information

The company's activities are conducted in two geographic segments: Canada and the United States. The United States segment began operations in 2001. All activities are related to stimulation services to the oil and gas industry.

(In thousands of Canadian dollars)	Canada				United States				Intersegment Eliminations				Consolidated			
	Nine months ended Sept. 30, 2003 $	Years ended Dec. 31, 2003 $	Years ended Dec. 31, 2002 $	Years ended Dec. 31, 2001 $	Nine months ended Sept. 30, 2003 $	Years ended Dec. 31, 2003 $	Years ended Dec. 31, 2002 $	Years ended Dec. 31, 2001 $	Nine months ended Sept. 30, 2003 $	Years ended Dec. 31, 2003 $	Years ended Dec. 31, 2002 $	Years ended Dec. 31, 2001 $	Nine months ended Sept. 30, 2003 $	Years ended Dec. 31, 2003 $	Years ended Dec. 31, 2002 $	Years ended Dec. 31, 2001 $
Revenue	97,863	141,530	81,187	67,485	10,986	15,424	16,810	324	(355)	(396)	(1,931)	(300)	108,494	156,558	96,066	67,509
Expenses																
Operating	(63,513)	(91,368)	(55,303)	(42,925)	(9,278)	(12,496)	(11,423)	(319)	355	396	1,931	300	(72,436)	(103,468)	(64,795)	(42,944)
Selling, general and administrative	(7,876)	(9,994)	(7,187)	(5,010)	(944)	(1,650)	(1,865)	(16)	643	861	1,633	16	(8,177)	(10,783)	(7,419)	(5,010)
Foreign exchange losses (gains) and other	303	484	1,707	10	(103)	(113)	(3)	-	(643)	(861)	(1,633)	(16)	(443)	(490)	71	(6)
Gain on disposal of assets	4	9	-	7	-	-	-	-	-		-	-	4	9	-	7
	26,781	40,661	20,404	19,567	661	1,165	3,519	(11)	-	-	-	-	27,442	41,826	23,923	19,556
Depreciation and amortization	(6,568)	(8,979)	(6,292)	(4,821)	(42)	(62)	(48)	-	-	-	-	-	(6,610)	(9,041)	(6,340)	(4,821)
Interest	(1,663)	(2,133)	(1,551)	(1,671)	(24)	(41)	(18)	-	-	-	-	-	(1,687)	(2,174)	(1,569)	(1,671)
Intersegment equipment charges	1,937	2,705	1,485	-	(1,937)	(2,705)	(1,485)	-	-	-	-	-	-	-	-	-
Income before income taxes	20,487	32,254	14,046	13,075	(1,342)	(1,643)	1,968	(11)	-	-	-	-	19,145	30,611	16,014	13,064
Income taxes	(7,324)	(11,537)	(5,229)	(5,299)	492	575	(761)	-	-	-	-	-	(6,832)	(10,962)	(5,990)	(5,299)
Net income	13,163	20,717	8,817	7,776	(850)	(1,068)	1,207	(11)	-	-	-	-	12,313	19,649	10,024	7,765
Segmented assets	116,247	129,348	96,093	64,827	3,506	2,790	4,713	326	(1,923)	(1,819)	(3,140)	(337)	117,830	130,319	97,666	64,816
Capital expenditures	20,301	24,514	22,168	20,488	45	208	194	-	-	-	-	-	20,346	24,722	22,362	20,488
Goodwill	3,276	3,276	3,276	3,276	-	-	-	-	-	-	-	-	3,276	3,276	3,276	3,276

CERTIFICATE OF THE CORPORATION

DATED: March 10, 2004

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *the Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), and the respective regulations thereunder. This prospectus, as required by the *Securities Act* (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) "*Martin A. Lambert*"
Interim Chief Executive Officer

(Signed) "*David M. McGoey*"
Interim Chief Financial Officer

On behalf of the Board of Directors

(Signed) "*Gregory S. Fletcher*"
Director

(Signed) "*James S. Blair*"
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: March 10, 2004

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *the Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 64 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), and the respective regulations thereunder. To our knowledge, this prospectus, as required by the *Securities Act* (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PETERS & CO. LIMITED
(Signed) "*Michael J. Tims*"

FIRSTENERGY CAPITAL CORP.
(Signed) "*Nicholas J. Johnson*"

RBC DOMINION SECURITIES INC.
(Signed) "*Robert D. Hallett*"

A copy of this amended and restated preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this amended and restated preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except to the extent exempt from such registration requirements, these securities may not be offered or sold in the United States and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

AMENDED AND RESTATED PRELIMINARY PROSPECTUS

New Issue February 11, 2004

DENISON ENERGY INC.

$125,000,000
Common Shares

Denison Energy Inc. ("Denison" or the "Corporation") is offering ● of its Common Shares (the "Offered Shares") at a price of $ ● per share pursuant to this prospectus.

The offering price per Offered Share of $ ● was determined by negotiation between Denison and Peters & Co. Limited, on its own behalf and on behalf of FirstEnergy Capital Corp. and RBC Dominion Securities Inc. (collectively, the "Underwriters").

In the opinion of counsel, based on the legislation in effect on the date of this prospectus, the Offered Shares will, on closing of this offering, be eligible investments as set forth under the heading "Eligibility for Investment".

Price: $ ● per Common Share

	Price to the Public	Underwriters' Fee	Net Proceeds to the Corporation
Per Common Share	$ ●	$ ●	$ ●
Total	$125,000,000	$6,875,000	$118,125,000

An investment in these securities should be considered speculative due to the nature of the Corporation's business and its present stage of development. Denison is considering changing the focus of its business to the oilfield services business and the success of this change cannot be assured. The Corporation does not have a history of paying dividends on its common shares. However, the board of directors may make a determination to pay dividends in the future if circumstances permit. Subscribers must rely upon the ability and integrity of the management of the Corporation. See "Risk Factors".

The Corporation has recently completed a reorganization pursuant to which the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. The Corporation holds no material assets, other than an option to purchase all of the shares of Calfrac Well Services Ltd., has certain income tax attributes, and has retained certain claims and liabilities. See "Denison Energy Inc. — The Reorganization".

Except as otherwise indicated, all of the disclosure in this amended and restated preliminary prospectus is made on the basis that the Reorganization (as defined herein) has been completed. A final prospectus will not be filed with the securities regulatory authorities, or delivered to prospective subscribers, unless and until such time as the Reorganization has been completed.

The Underwriters conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

The common shares of Denison that are currently issued and outstanding are listed on the Toronto Stock Exchange (the "TSX") under the symbol "DEN". On February 10, 2004, the closing price of the common shares of Denison on the TSX was $6.30.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about March ● , 2004, and in any event not later than March ● , 2004.

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the Glossary for an explanation of certain terms used in this prospectus and in this summary.

Except as otherwise indicated, all of the disclosure in this amended and restated preliminary prospectus is made on the basis that the Reorganization has been completed. A final prospectus will not be filed with the securities regulatory authorities, or delivered to prospective subscribers, unless and until such time as the Reorganization has been completed.

The Corporation

Introduction

Denison is considering changing the focus of its business to the oilfield services business. Denison's previous business focused on resource-related interests that included interests in a uranium processing facility and a uranium mine, an oil and gas business, an environmental services business and both mineral and oil and gas exploration projects. Pursuant to the reorganization of Denison, the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. As at the date hereof, the Corporation holds no material assets, other than an option to purchase all of the shares of Calfrac Well Services Ltd. and certain income tax attributes, and has retained certain claims and liabilities. See "Denison Energy Inc. – The Reorganization" for illustrations of the structure of Denison before and after the Reorganization, this offering and the Acquisition.

The completion of this offering will provide financing which will enable the Corporation to exercise the option to acquire the shares of Calfrac, should the Corporation so determine, and complete the transformation of the Corporation to an oilfield services provider.

The Purchase Option

Pursuant to the Purchase Option, the shareholders of Calfrac granted Denison an irrevocable option to purchase all of the shares of Calfrac for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Purchase Option; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised the Corporation that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. After deducting such debt of Calfrac of approximately $83.6 million, the net purchase price is anticipated to be approximately $143.9 million.

The net purchase price pursuant to the Purchase Option is payable, at the option of the Corporation, in cash or a combination of cash and Common Shares. If the Corporation elects to pay a combination of cash and Common Shares, the Common Shares must make up not less than 80% of the purchase price. No portion of the net purchase price may be paid by the issuance of Common Shares unless this offering has closed and the Common Shares issuable pursuant to this offering have been issued and delivered unconditionally to the subscribers under this offering.

If this offering is completed, the Corporation anticipates exercising the Purchase Option and paying the net purchase price to the shareholders of Calfrac by the issuance of • Common Shares and the payment of approximately $28.8 million in cash.

Calfrac

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. Calfrac provides both conventional hydraulic fracturing and hydraulic fracturing to produce natural gas found in coal ("NGC"), which is often referred to as coalbed methane.

The Corporation believes that the combination of increasing demand for natural gas in North America and the declining rates of gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fractures.

Calfrac has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. NGC appears to have significant potential as an energy source and could result in additional demand for Calfrac's fracturing services. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

Calfrac also provides stimulation and other well services to exploration and production companies in western Canada. These services consist of: (i) coiled tubing services, which involve injecting coiled tubing into wells to perform various well-servicing operations; (ii) acidizing services, which involve pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids; and (iii) nitrogen services which are used principally in applications supporting Calfrac's coiled tubing and fracturing services.

Calfrac was formed in 1999 by Ronald P. Mathison, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts. For the year ended December 31, 2003, Calfrac had: (i) revenue of approximately \$156.6 million; (ii) income before interest, taxes, depreciation and amortization of approximately \$41.8 million; (iii) income before taxes of approximately \$30.6 million; and (iv) net income of approximately \$19.6 million.

Corporate Strategy

If the acquisition of all of the shares of Calfrac occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the Denver-Julesburg Basin in Colorado.

Business Strengths

Management believes that, if the acquisition of all the shares of Calfrac occurs, the following business strengths will enhance the Corporation's ability to achieve its business objective of becoming a leading provider of oilfield services to oil and gas exploration and production companies.

Seasoned Management – Each of Mr. Douglas R. Ramsay, the President and Chief Executive Officer of Calfrac, Mr. Gordon A. Dibb, the Executive Vice President and Chief Financial Officer of Calfrac, and Mr. Robert S. Roberts, the Senior Vice President and Chief Operating Officer of Calfrac, has extensive industry experience. Mr. Ramsay has over 30 years of experience in the oil and oilfield services industries and was the President of

Canadian Fracmaster Ltd. from 1992 to 1994. Mr. Dibb has over 20 years of oilfield services industry experience as a senior financial officer. Mr. Roberts has significant operational industry experience with over 35 years in the pumping services industry. Each of Messrs. Ramsay, Dibb and Roberts was a founder of Calfrac, has been with Calfrac since its formation in 1999 and has agreed to continue in his present capacity in the event the Corporation completes the acquisition of all of the shares of Calfrac.

Experienced, Interested Board – The Corporation's board of directors will be comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. The directors have extensive industry and transactional experience and several of the directors have significant financial stakes in the Corporation.

Continuous Growth in Business – Since it was established in 1999, Calfrac has consistently expanded its market presence with revenue increasing annually by a minimum of 42%, with an average of 50%, and net income increasing annually by a minimum of 29%, with an average of 51%. Canadian fracturing companies have significantly increased their share of the Canadian market since their entry in the late 1990's, notwithstanding the presence of U.S. based multinational companies.

Core Operations – If the acquisition of all of the shares of Calfrac occurs, the Corporation will be an oilfield services provider with particular focus on providing hydraulic fracturing services to oil and gas exploration and production companies, with an emphasis on providing responsive and flexible solutions to customers' needs and developing technology to respond to challenges faced by customers in the field. In addition, the Corporation intends to be a leading provider of fracturing services to companies involved in the exploration and production of NGC, which is a potential promising new source of natural gas in Canada.

Client Satisfaction and Relationship Building – Calfrac's management recognizes that the success of Calfrac's business is based on high levels of customer satisfaction and strong business relationships. Calfrac has experienced field operations staff that are supported by highly qualified technical personnel, which enable Calfrac to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs.

Adoption and Implementation of Technology – Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for Calfrac's customers. A considerable amount of technology is incorporated into the fluid chemistry and the engineering of fracturing programs. Calfrac has developed proprietary fluid technologies that provide fluid viscosities with minimum additives that enhance fracturing fluid recovery. Calfrac has developed highly innovative field equipment which allows it to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. Calfrac has considerable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, thereby avoiding multiple trips to the well location.

Customer Base and Utilization – Calfrac has two particularly significant customers and in excess of 150 total active customers, comprising a balanced mix of large, intermediate and small oil and gas exploration and production companies. Due to its ability to perform multiple fracturing jobs in one day in each of its operating areas, Calfrac is able to achieve high rates of equipment utilization.

Selected Financial Information

The following table presents a summary of historical financial data for Calfrac for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of Calfrac at each of these dates and for the periods then ended. The following table also presents a summary of unaudited financial data for the year ended December 31, 2003 and the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings of the Corporation for the year ended December 31, 2002 and for the nine months ended September 30, 2003. The unaudited pro forma consolidated balance sheet was prepared as if (i) the Reorganization; (ii) the issuance of • Common Shares for net proceeds of approximately $116.25 million pursuant to this offering; (iii) the completion of the Acquisition by way of the issuance of • Common Shares and the payment of approximately $28.78 million in cash; and (iv) the other transactions described in the notes to the unaudited pro forma financial statements, had occurred on September 30, 2003, and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine months ended September 30, 2003 were prepared as if such transactions had occurred on January 1, 2002. The financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP have not performed an audit but have carried out certain procedures relating to the compilation of the pro forma financial statements of the Corporation. All financial information with respect to the Corporation and Calfrac has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

The following data should be read along with "Management's Discussion and Analysis Regarding Calfrac" and the financial statements and related notes of Calfrac included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

	The Corporation	Calfrac		The Corporation	Calfrac			
	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,			
	2003	2003	2002	2002	2003	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)(1)	(audited)(1)	(audited)(1)
				(in thousands)				
Income Statement Data								
Revenue	$108,494	$108,494	$66,126	$96,066	$156,558	$96,066	$67,509	$45,831
EBITDA(2)	27,442	27,442	16,800	24,344	41,826	23,923	19,556	11,452
Income before taxes	20,204	19,145	10,936	16,925	30,610	16,014	13,064	6,851
Net income	$19,017	$12,313	$6,811	$15,840	$19,648	$10,024	$7,765	$5,651
Balance Sheet Data								
Current assets	$42,502							
Property, plant and equipment	76,569							
Intangible assets and goodwill	3,603							
Future income taxes	69,135							
	$191,809							
Current liabilities	$27,427							
Long-term debt	8,206							
Deferred credit	62,000							
	97,633							
Shareholders' equity	94,176							
	$191,809							

Notes:

(1) Derived from the audited financial statements.

(2) EBITDA, in respect of the Corporation, represents revenue after operating expenses, selling and general and administrative expenses, stock option expense and write-down of oil and gas properties, but before depreciation, depletion and amortization, amortization of intangibles, interest and income tax. EBITDA, in respect of Calfrac, represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

(3) If the acquisition of all the shares of Calfrac occurs, the Corporation will have non-capital losses and unclaimed expenditures, in aggregate, equal to approximately $224.6 million for federal tax purposes and approximately $172.9 million for Alberta provincial tax purposes.

The Offering

Offering Price	$• per Offered Share
Offered Shares	• Common Shares
Closing	The closing of this offering is anticipated to occur on March •, 2004, and in any event not later than March •, 2004.
Use of Proceeds	The net proceeds to the Corporation from this offering are estimated to be $116.3 million, after deducting the Underwriters' fee of $6.875 million and expenses of this offering, which are estimated by the Corporation to be approximately $1.9 million. The net proceeds of this offering are anticipated to be used by the Corporation as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac pursuant to the Acquisition; (ii) approximately $58.4 million to repay the indebtedness assumed by Calfrac in connection with the recent repurchase of the interest of an equity shareholder of Calfrac; and (iii) approximately $29.1 million will be added to working capital and used for general corporate purposes, which may include the repayment of existing indebtedness of Calfrac. It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed.
Eligibility for Investment	In the opinion of Bennett Jones LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, provided the Common Shares are listed on a prescribed stock exchange at the time of closing of this offering, the Offered Shares will, on closing, be qualified investments within the meaning of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. Based upon certain representations of the Corporation, the Offered Shares will not, on closing, constitute "foreign property" under the Tax Act. See "Eligibility for Investment". In the opinion of counsel, based on the legislation in effect on the date of this prospectus, the Offered Shares will, on the closing of this offering, be eligible investments as set forth under the heading "Eligibility for Investment".

Risk Factors

An investment in these securities should be considered speculative due to the nature of the Corporation's business and its present stage of development. Denison is considering changing the focus of its business to the oilfield services business. Such change is dependent upon the completion of this offering and the acquisition of Calfrac. If such acquisition is not completed, the success of this change in business strategy cannot be assured. Although the Corporation does not have a history of paying dividends on its common shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. There are additional risks associated with an investment in these securities relating to: volatility of industry conditions, seasonality, alternatives to and changing demand for petroleum products, dependence on major customers, government regulation, sourcing of raw materials, pricing and availability of raw materials, Kyoto Protocol, operating risks and insurance, liability for prior operations, key personnel, competition in the industry, currency exchange risk, the absence of current business and anticipated acquisition of Calfrac and additional financing. In assessing the risks of an investment in the Offered Shares, subscribers must rely upon the ability and integrity of the management of the Corporation. **Subscribers should consult their own professional advisors to assess the income tax, legal and other aspects of an investment in the Offered Shares. See "Risk Factors".**

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta);

"**Acquisition**" means the acquisition by the Corporation of all of the issued and outstanding shares of Calfrac pursuant to the Purchase Option;

"**Amalgamation**" means the amalgamation of the Corporation with Calfrac pursuant to section 184 of the ABCA;

"**Arrangement**" means the arrangement of the Corporation pursuant to section 182 of the OBCA;

"**Arrangement Agreement**" means the arrangement agreement among Denison, Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Dension Oil Corporation, Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer, as amended from time to time;

"**Calfrac**" means Calfrac Well Services Ltd.;

"**Calfrac USA**" means Calfrac Well Services Corp., a wholly owned subsidiary of Calfrac;

"**ChemErgy**" means ChemErgy Ltd.;

"**Cogema**" means Cogema Resources Inc.;

"**Common Shares**" means the common shares of the Corporation following the Arrangement;

"**Consolidation**" means the consolidation of 21 common shares of Denison into one Common Share pursuant to the Arrangement;

"**Continuance**" means the continuance of Denison as an Alberta corporation under section 188 of the ABCA;

"**Corporation**" or "**Denison**" means Denison Energy Inc.;

"**DJ Basin**" means the Denver-Julesburg Basin in Colorado;

"**Matco**" means Matco Capital Ltd., a corporation controlled by Matco Investments;

"**Matco Investments**" means Matco Investments Ltd., a private investment corporation;

"**NGC**" means natural gas from coal, also known as coalbed methane or "CBM";

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**Offered Shares**" means the Common Shares offered pursuant to this prospectus;

"**Purchase Option**" means the purchase option agreement among Calfrac, Matco Investments (on behalf of itself and the other shareholders of Calfrac) and Denison granting an irrevocable option to Denison to purchase all of the issued and outstanding shares of Calfrac for an aggregate purchase price of approximately $227.5 million less the net debt of Calfrac, which is anticipated to be approximately $83.6 million for these purposes;

"**Reorganization**" means the Arrangement, the Continuance, the Subscription and certain related transactions, collectively;

"**Subscription**" means the subscription completed by the Corporation following the Arrangement pursuant to which the Corporation issued • Common Shares to Matco and investors designated by Matco for aggregate gross proceeds of approximately $5.3 million;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" means Peters & Co. Limited, FirstEnergy Capital Corp. and RBC Dominion Securities Inc.; and

"**Underwriting Agreement**" means the underwriting agreement dated •, 2004 among the Corporation and the Underwriters with respect to this offering.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Corporation, are intended to identify forward-looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus under the heading "Risk Factors", "Selected Financial Information" and "Management's Discussion and Analysis Regarding Calfrac". Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this prospectus contains forward-looking statements pertaining to the following:

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oilfield services;
- expectations regarding the Corporation's ability to maintain Calfrac's competitive position;
- expectations regarding the Corporation's ability to raise capital;
- treatment under governmental regulatory regimes;
- commodity prices; and
- exercise of the Purchase Option.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

- general economic conditions in Canada and the United States;
- the demand for fracturing and other stimulation services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for oilfield services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;
- liabilities and risks associated with prior operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- dependence on major customers;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto protocol;
- currency exchange rate risk; and
- the other factors considered under "Risk Factors".

Except as otherwise indicated, all of the disclosure in this amended and restated preliminary prospectus is made on the basis that the Reorganization has been completed. A final prospectus will not be filed with the securities regulatory authorities, or delivered to prospective subscribers, unless and until such time as the Reorganization has been completed.

DENISON ENERGY INC.

Denison is considering changing the focus of its business to the oilfield services business. Denison's previous business focused on resource-related interests that included interests in a uranium processing facility and a uranium mine, an oil and gas business, an environmental services business and both mineral and oil and gas exploration projects. Pursuant to the Arrangement, Denison has disposed of these interests. See "– The Reorganization – The Arrangement". The completion of this offering will provide financing which will enable the Corporation to exercise the Purchase Option, should the Corporation so determine, and complete the transformation of the Corporation to an oilfield services provider.

Corporate Strategy

If the Acquisition occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the Denver-Julesburg Basin in Colorado.

Business Strengths

Management believes that, if the Acquisition occurs, the following business strengths will enhance the Corporation's ability to achieve its business objective of becoming a leading provider of oilfield services to oil and gas exploration and production companies.

Seasoned Management – Each of Mr. Douglas R. Ramsay, the President and Chief Executive Officer of Calfrac, Mr. Gordon A. Dibb, the Executive Vice President and Chief Financial Officer of Calfrac, and Mr. Robert S. Roberts, the Senior Vice President and Chief Operating Officer of Calfrac, has extensive industry experience. Mr. Ramsay has over 30 years of experience in the oil and oilfield services industries and was the President of Canadian Fracmaster Ltd. from 1992 to 1994. Mr. Dibb has over 20 years of oilfield services industry experience as a senior financial officer. Mr. Roberts has significant operational industry experience with over 35 years in the pumping services industry. Each of Messrs. Ramsay, Dibb and Roberts was a founder of Calfrac, has been with Calfrac since its formation in 1999 and has agreed to continue in his present capacity in the event the Corporation completes the Acquisition.

Experienced, Interested Board – The Corporation's board of directors will be comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. The directors have extensive industry and transactional experience and several of the directors have significant financial stakes in the Corporation.

Continuous Growth in Business – Since it was established in 1999, Calfrac has consistently expanded its market presence with revenue increasing annually by a minimum of 42%, with an average of 50%, and net income increasing annually by a minimum of 29%, with an average of 51%. Canadian fracturing companies have significantly increased their share of the Canadian market since their entry in the late 1990's, notwithstanding the presence of U.S. based multinational companies.

Core Operations – If the Acquisition occurs, the Corporation will be an oilfield services provider with particular focus on providing hydraulic fracturing services to oil and gas exploration and production companies, with an emphasis on providing responsive and flexible solutions to customers' needs and developing technology to respond to challenges faced by customers in the field. In addition, the Corporation intends to be a leading provider of fracturing services to companies involved in the exploration and production of NGC, which is a potential promising new source of natural gas in Canada.

Client Satisfaction and Relationship Building – Management of Calfrac recognizes that the success of Calfrac's business is based on high levels of customer satisfaction and strong business relationships. Calfrac has experienced field operations staff that are supported by highly qualified technical personnel, which enable Calfrac to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs.

Adoption and Implementation of Technology – Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for Calfrac's customers. A considerable amount of technology is incorporated into the fluid chemistry and the engineering of fracturing programs. Calfrac has developed proprietary fluid technologies that provide fluid viscosities with minimum additives that enhance fracturing fluid recovery. Calfrac has developed highly innovative field equipment which allows Calfrac to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. Calfrac has considerable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, thereby avoiding multiple trips to the well location.

Customer Base and Utilization – Calfrac has two particularly significant customers and in excess of 150 total active customers, comprising a balanced mix of large, intermediate and small oil and gas exploration and production companies. Due to its ability to perform multiple fracturing jobs in one day in each of its operating areas, Calfrac is able to achieve high rates of equipment utilization.

The Acquisition

The Purchase Option

Pursuant to the Purchase Option, the shareholders of Calfrac granted an irrevocable option to Denison to purchase all of the shares of Calfrac for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Purchase Option; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised the Corporation that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. After deducting such debt of Calfrac of approximately $83.6 million, the net purchase price is anticipated to be approximately $143.9 million. The following table illustrates the estimated net purchase price payable by the Corporation to the shareholders of Calfrac in the event the Corporation exercises the Purchase Option:

		(in millions)
Purchase price	$	227.5
Established net debt as at December 30, 2003		(25.2)
Estimated debt assumed after December 30, 2003		(58.4)
Estimated net purchase price	**$**	**143.9**

The net purchase price pursuant to the Purchase Option is payable, at the option of the Corporation, in cash or a combination of cash and Common Shares. If the Corporation elects to pay in a combination of cash and Common Shares, the Common Shares must make up not less than 80% of the purchase price. The Purchase Option may be exercised by the Corporation during the period commencing on the date this offering is completed, or, in the event of payment only in cash, the date upon which the Corporation is a party to binding agreements that would enable it to exercise the Purchase Option, and ending on the earlier of the seventh day thereafter and March 26, 2004. The Purchase Option may not be exercised except on an all cash basis unless this offering has closed and the Common

Shares issuable pursuant to this offering have been issued and delivered unconditionally to the subscribers under this offering.

If this offering is completed, the Corporation anticipates exercising the Purchase Option and paying the net purchase price to the shareholders of Calfrac by the issuance of • Common Shares, representing 80% of the net purchase price, and the payment of approximately $28.8 million in cash, representing the remaining 20% of the purchase price. Each of Messrs. Mathison, Lambert, Ramsay, Dibb and Roberts, directly and indirectly, will receive an amount proportionate to his shareholdings of the approximately $28.8 million that the Corporation anticipates paying to the shareholders of Calfrac as the cash portion of the net purchase price of the Acquisition. The balance of the purchase price of the Acquisition of approximately $115.1 million is anticipated to be paid by the issuance of Common Shares at an attributed price per share equal to the price of the Offered Shares.

The Reorganization

Pursuant to the Reorganization completed on March •, 2004, Denison was restructured into three publicly traded companies, being: (i) Denison Mines Inc., a uranium mining and mining–related environmental services company; (ii) Denison Oil Corporation (the parent of Denison Resources Inc.), an oil and gas exploration and development company; and (iii) the Corporation, which holds the Purchase Option and certain other retained assets, has certain income tax attributes held by Denison prior to the Reorganization, and has retained certain claims and liabilities.

The following diagrams illustrate the structure of each of: (i) Denison before the Reorganization; and (ii) the Corporation after the Reorganization, this offering and the Acquisition.

Before the Reorganization


Denison Shareholders
100%
Denison Energy Inc.
Oil and Gas Assets
Mining Assets
Environmental Services Assets

After the Reorganization, this Offering and the Acquisition



Denison's current shareholders
Matco
New shareholders from this offering
Calfrac's current shareholders
•%
•%
•%
•%
The Corporation
Calfrac
Calfrac's Oilfield Services Business

The Arrangement

The Arrangement resulted in:

- the amalgamation of Denison with Tenwest Uranium Limited, a wholly owned subsidiary of Denison;

- the transfer of all of Denison's Canadian petroleum and natural gas assets to Denison Resources Inc. and the assumption by Denison Resources Inc. of all liabilities of Denison related to such assets;

- the transfer of all of Denison's mining assets and mining environmental services related assets to Denison Mines Inc. and the assumption by Denison Mines Inc. of all liabilities relating to such assets;

- the distribution to each shareholder of Denison of common shares of each of Denison Oil Corporation (the parent of Denison Resources Inc.) and Denison Mines Inc.;

- the Corporation holding no material assets, other than the Purchase Option, having certain income tax attributes, and retaining certain claims and liabilities incurred prior to, or in connection with, the Arrangement. These claims and liabilities of the Corporation include expenses incurred by the Corporation in respect of the Reorganization, this offering and the Acquisition, certain quantifiable liabilities (estimated at approximately $4.5 million) and certain retained legal proceedings. See "Legal Proceedings";

- 21 pre-consolidation common shares of Denison being exchanged for one Common Share. The Consolidation reduced the number of outstanding common shares of Denison, after giving effect to the Arrangement, but prior to the Subscription, to approximately • Common Shares; and

- in accordance with the Arrangement Agreement, each of Denison Resources Inc. and Denison Mines Inc. provided an indemnity to the Corporation. Denison Resources Inc. provided an indemnity to the Corporation for all claims or losses in respect of liabilities relating to the Canadian petroleum and natural gas assets of Denison transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. provided an indemnity to the Corporation for all claims or losses relating to liabilities relating to

Denison Energy Inc.'s business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity provided by Denison Resources Inc. and for matters related to specific liabilities retained by the Corporation. See "Risk Factors – Liabilities from Prior Operations". The board of directors of the Corporation believes that the resolution of any claims arising from the prior business of the Corporation, including the retained legal proceedings, will not, individually or in the aggregate, have a material adverse effect on the Corporation (assuming the completion of this offering and the Acquisition).

Continuance

Pursuant to the Continuance, the Corporation ceased to be a corporation incorporated under and governed by the OBCA and became a corporation continued under and governed by the ABCA.

The Subscription

Following implementation of the Arrangement and the Continuance, Matco acquired • Common Shares from treasury (representing 45% of the total number of issued and outstanding Common Shares after giving effect to the Subscription) at a subscription price of $7.35 per share for total proceeds to the Corporation of approximately $5.3 million.

Amalgamation, Name Change and Additional Directors

If the Acquisition is completed, the Amalgamation and a name change will be effected. Pursuant to the Amalgamation, Calfrac, as a wholly owned subsidiary of the Corporation following completion of the Acquisition, will be amalgamated on a vertical short form basis. In connection with the Amalgamation, the name of the Corporation will be changed to Calfrac's name, Calfrac Well Services Ltd.

On March •, 2004, all of Denison's officers and all but three of Denison's directors resigned. At that time, three independent members of Denison's board, Messrs. James S. Blair, Gregory S. Fletcher and Paul F. Little, continued as directors of the Corporation and were joined on the board by Ronald P. Mathison and Martin A. Lambert. Also on March •, 2004, Martin A. Lambert was appointed the Interim Chief Executive Officer of the Corporation and David M. McGoey was appointed the Interim Chief Financial Officer of the Corporation. If the Acquisition is completed, it is expected that Douglas R. Ramsay and R. Timothy Swinton will be appointed as additional directors of the Corporation, the officers disclosed under "Directors and Officers of the Corporation" and "Management" will be appointed, Mr. Lambert and Mr. McGoey will resign as Interim Chief Executive Officer and Interim Chief Financial Officer of the Corporation, respectively, and Mr. Lambert will continue to act as a director of the Corporation.

BUSINESS OF CALFRAC

Denison is considering changing the focus of its business to the oilfield services business and, in this regard, anticipates acquiring Calfrac pursuant to the Purchase Option. Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

Fracturing Services

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies, which services accounted for approximately 93% of Calfrac's revenue in 2003 and 91% of Calfrac's revenue in 2002. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone.

Conventional Hydraulic Fracturing

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals which are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, the fracturing process involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. Calfrac's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture;
- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; Calfrac often incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi-zone well involves numerous trips to the well location with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing rigs for shallower wells, involves moving the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi-zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

Fracturing for Natural Gas Found in Coal

Calfrac has identified the market niche of supplying hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada as one in which it seeks to be the leading provider.

NGC is often referred to as coalbed methane. In the United States, NGC production has increased from 0.2 billion cubic feet per day prior to 1990 to 4.4 billion cubic feet per day in 2002, representing approximately 8% of the total natural gas production in the United States.

Alberta and British Columbia have vast coal resources that may be a potential source of significant commercial quantities of NGC and this natural gas source has the potential to make a significant contribution to western Canada's future energy supply. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

NGC is referred to as an "unconventional" form of natural gas. NGC is produced by reducing the pressure in a coal seam to enable the methane gas to flow through fractures, or cleats, in the coal into the wellbore. The natural gas then flows up to the surface. When few natural fractures exist, producers may use hydraulic fracturing to create channels in the coal.

Natural gas found in coal is generally "sweet" not "sour" gas, as it does not contain hydrogen sulphide. NGC is generally 85% to 95% pure methane, with small amounts of carbon dioxide and nitrogen. NGC is generally produced at lower pressures than conventional natural gas and is generally of a nature that is near-pipeline quality when produced, requiring minimal processing.

A key challenge to NGC production in Alberta is the generally low permeability of coals with the highest natural gas concentrations (e.g., coal located in the Mannville formations) and the moderate to low natural gas concentrations of higher permeability coals (e.g., coal located in the Horseshoe Canyon and Ardley formations). Coal located in the Horseshoe Canyon formations is relatively shallow and may contain approximately 20 individual thin coal seams with interbedded shale and sandstone zones, which often contain natural gas. These zones are attractive multi-zone completion targets for producers of natural gas. Most importantly, these coal seams are dry and therefore produce no water. These coal seams are also found in areas where existing well, natural gas plant and pipeline infrastructure currently exists, which reduces production costs. Alberta's first commercial NGC production projects are located in the Horseshoe Canyon formation in south-central Alberta.

As a result of its extensive involvement in various pilot projects evaluating the viability of NGC production in western Canada, Calfrac, along with its customers, has developed an unconventional method of fracturing NGC wells performing multi-zone fractures through coiled tubing by pumping nitrogen gas, without the use of proppant, fluid or chemicals.

Calfrac has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. Reliable information on the number of NGC wells drilled in Alberta in 2003 is not readily available. However, Calfrac has received information from the National Energy Board and the Alberta Energy and Utilities Board that approximately 300 to 500 NGC wells were drilled in Alberta in 2003, representing 2.7% to 4.5% of the 11,067 natural gas wells drilled in Alberta in 2003. Calfrac hydraulically fractured 224 of these wells, representing approximately 8% of Calfrac's aggregate fracturing revenue in 2003 compared to approximately 2% in 2002. The National Energy Board has predicted that the pace of NGC extraction will increase steadily to 1,200 wells being drilled in 2005.

Stimulation and Other Well Services

Calfrac provides stimulation and other well services to exploration and production companies in western Canada. Revenues from well stimulation services accounted for 7% of Calfrac's revenue in 2003 and 9% of Calfrac's revenue in 2002.

Coiled Tubing Services

Calfrac injects coiled tubing into wells to perform various well-servicing operations. Coiled tubing consists of continuous, high pressure, flexible, small diameter steel pipe in various lengths up to several thousand meters mounted on a reel on a truck or trailer. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore.

Acidizing Services

Acidizing involves pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids.

Nitrogen Services

Nitrogen is added to acid blends to provide additional energy to assist in the clean out of unwanted materials and sediments in order to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations. Nitrogen services are used principally in applications supporting Calfrac's coiled tubing and fracturing services. Nitrogen is often pumped into the wellbore to improve safely the recovery of introduced or produced fluids, while reducing the potential for damaging the formation.

Customer Base

Calfrac's customer base consists of in excess of 150 oil and gas exploration and production companies, ranging from large multinational companies to small private companies. Calfrac has established and maintains a number of key relationships with active customers.

Notwithstanding Calfrac's significant customer base, the majority of Calfrac's revenue comes from two large customers. These two customers provided 59% of Calfrac's revenue in 2003. The largest of these customers provided 52% of Calfrac's revenue in 2003 and 57% of Calfrac's revenue in 2002. No other customer provided in excess of 5% of revenue in either of these periods. See "Risk Factors – Dependence on Major Customers" for additional information in respect of Calfrac's customers.

Demand for Hydraulic Fracturing Services

The Corporation believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The number of natural gas wells completed each year is believed by management to be a good indicator of the potential level of fracturing activity. The chart below illustrates the substantial increase in the number of natural gas wells completed each year since 1995, from 3,614 in 1995 to 13,944 wells in 2003, as the number of natural gas wells completed has become a larger proportion of the total number of wells completed each year in western Canada.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter when the frost leaves the ground in the spring, many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of fracturing, stimulation and other well services. See "Risk Factors – Seasonality".

Wells Completed In Western Canada[1]



14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
Gas Wells
Oil Wells

Note:
(1) Source: Nickle's Daily Oil Bulletin

Although Calfrac provides fracturing services to all segments of the oil and gas industry, it has historically focused on the shallow natural gas well segment located in southern and eastern Alberta. For the past five years, the average depth of the wells completed in Canada has averaged less than 1,100 metres (Nickle's Daily Oil Bulletin). Wells of this depth are generally classified as shallow and are located mainly in southern and eastern Alberta. This segment is, and management believes will continue to be, an important and consistent source of revenue to Calfrac. For this reason, Calfrac first commenced operations from a base in Medicine Hat.

Competition and Marketing Strategy

If the Acquisition occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the DJ Basin.

Each of the markets in which Calfrac participates is highly competitive. Fracturing services are generally provided to exploration and production companies through a competitive bid process for either individual wells or multi-well projects. Successful bids are the result of high customer satisfaction from past services provided and business relationships. Calfrac has developed extensive client contacts and built strong personal relationships with customers. Exploration and production companies also enter into agreements with service companies to provide fracturing services for multiple wells for periods of, generally, up to two years. However, these agreements seldom contain binding commitments for a minimum amount of fracturing work. Based on its expertise in providing hydraulic fracturing services and its strong business relations with its two most important customers, Calfrac has entered into four multi-year agreements with these customers to provide fracturing services to them, with three of these agreements providing a minimum quantity of fracturing services to be provided by Calfrac during the term thereof.

Calfrac believes that it provides superior service to customers through its experienced management and work force, unique chemical technology and modern and innovative equipment. Calfrac's management has extensive experience and strong business relationships in the oilfield service industry in western Canada and, as a result of a flat management structure, is actively involved in the daily operations of Calfrac.

Intellectual Property

Calfrac's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and gas exploration and production companies when fracturing and stimulating wells. Calfrac's success in hydraulic fracturing has been facilitated by its ability to provide proprietary blends of chemicals that, together with its technical expertise and innovative equipment, result in customers' wells being more productive.

Calfrac conducts a significant amount of its research and development in conjunction with ChemErgy, a company in which Calfrac has a 30% ownership interest. ChemErgy is engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplies chemical products and provides quality control and logistical services for the products supplied. In accordance with an exclusive relationship agreement between Calfrac and ChemErgy, ChemErgy is required to supply products to and perform research and development for Calfrac on an exclusive basis and Calfrac is required to acquire all of the chemical products used in its business from ChemErgy. The exclusive relationship agreement with ChemErgy will terminate on May 31, 2011 and will be automatically renewed for one year renewal terms unless terminated with notice by either party. ChemErgy operates a fully-equipped laboratory in Calgary staffed with chemical engineers, chemists and technicians who are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field.

Where possible, Calfrac and ChemErgy undertake to protect intellectual property which they develop through joint applications for patent protection. Calfrac and ChemErgy currently have two patents pending on chemical systems used to deliver fracturing services.

Facilities, Equipment and Personnel

Calfrac provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary and four field stations located in Medicine Hat, Red Deer and Grande Prairie, Alberta, and in Platteville, Colorado.

Calfrac owns a significant complement of fracturing equipment which, as at December 31, 2003, includes nine conventional fracturing spreads, incorporating 20 fracturing pumpers rated to a total of 45,000 horsepower, and one NGC fracturing spread with eight high rate nitrogen pumpers. Calfrac's well stimulation equipment includes two combination nitrogen-acid pumpers, two acid pumpers, two deep coiled tubing units and eight shallow coiled tubing units. Calfrac's total fleet of 132 large vehicles is comprised of 37 trucks with mounted equipment and 95 tractor/trailer units. Calfrac is currently constructing a tenth conventional and a second NGC fracturing spread, both of which are expected to be operational in the first half of 2004.

As at December 31, 2003, Calfrac employed 342 people in Canada and Calfrac USA employed 40 people. None of the employees of Calfrac or Calfrac USA are unionized.

USE OF PROCEEDS

The net proceeds to the Corporation from this offering are estimated to be $116.3 million, after deducting the Underwriters' fee of $6.875 million and expenses of this offering, which are estimated by the Corporation to be approximately $1.9 million.

The net proceeds of this offering are anticipated to be used by the Corporation as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac pursuant to the Acquisition; (ii) approximately $58.4 million to repay the indebtedness assumed by Calfrac in connection with the recent repurchase of the interest of an equity shareholder of Calfrac; and (iii) approximately $29.1 million will be added to working capital and used for general corporate purposes, which may include the repayment of existing indebtedness of Calfrac.

It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed.

DIRECTORS AND OFFICERS OF THE CORPORATION

The following table sets out the names and municipalities of residence of those individuals that are the current directors and officers of the Corporation and the proposed directors and officers of the Corporation in the event the Corporation completes this offering and the Acquisition, together with their positions and offices with the Corporation and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Position with the Corporation	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
Ronald P. Mathison(1)(3) *Calgary, Alberta*	Chairman and a Director	March •, 2004	President of Matco Investments Ltd. (a private investment company); prior to 1999, Principal, Peters & Co. Limited.
Douglas R. Ramsay *Calgary, Alberta*	Chief Executive Officer and a Director	Proposed(4)	President and Chief Executive Officer of Calfrac.
Gordon A. Dibb *Calgary, Alberta*	Chief Financial Officer	—(4)	Executive Vice President and Chief Financial Officer of Calfrac.
Robert S. Roberts *Calgary, Alberta*	Chief Operating Officer	—(4)	Senior Vice President and Chief Operating Officer of Calfrac.
James S. Blair *Calgary, Alberta*	Director	May 8, 2002	President and Chief Executive Officer, ExAlta Energy Inc. (an independent private oil and gas exploration and development company) since 2002. Prior thereto, Senior Vice President and Chief Operating Officer, Husky Energy Inc. (an integrated energy company).
Gregory S. Fletcher(1) *Calgary, Alberta*	Director	May 8, 2002	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert(2) *Calgary, Alberta*	Interim Chief Executive Officer and a Director	March •, 2004	Partner, Bennett Jones LLP (a law firm). Prior to May 2000, Chief Executive Officer and a partner, Bennett Jones LLP.
Paul F. Little(2) *King City, Ontario*	Director	May 15, 1997	President, Westover Investments, Inc. (a private investment company). Prior to 2000, principal, Gornitzki, Thompson & Little (merchant bank) from 1986 to 1999.
R. Timothy Swinton(1)(3) *Calgary, Alberta*	Director	Proposed	President of Western Provinces Resources Ltd. (a private investment company) since 1997; Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto Chairman and Chief Executive Officer of Kenting Energy Services Inc. (a public oilfield services company) in 1997.

Name and Municipality of Residence	Position with the Corporation	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
David M. McGoey *Calgary, Alberta*	Interim Chief Financial Officer	March •, 2004	Chief Financial Officer of Ross Smith Energy Group (a private engineering consulting firm) since 1998; President of David M. McGoey Professional Corporation since 1992; Chief Financial Officer of Securex Limited (a public company in the security monitoring industry) since 2003; Chief Financial Officer of CMQ Resources Inc. (a public mineral exploration company) since 2003; and Chief Financial Officer of Tristone Capital LLC (a private investment company) from 2001 to 2002.

Notes:
(1) Member or proposed member of Audit Committee.
(2) Member of Corporate Governance Committee.
(3) Member or proposed member of Compensation Committee.
(4) It is anticipated Messrs. Ramsay, Dibb and Roberts will be appointed as officers of the Corporation in the event the Corporation completes this offering and the Acquisition.

Prior to March •, 2004, the officers of Denison included E. Peter Farmer, President and Chief Executive Officer, T. E. Craig Bamford, Vice President, Finance and Chief Financial Officer, Donald C. Campbell, Vice President, Marketing and Special Projects, and Donna J. Gallant, Counsel and Secretary. Each of these officers resigned on March •, 2004 effective upon the completion of the Reorganization, at which time Martin A. Lambert was appointed as Interim Chief Executive Officer and David M. McGoey was appointed as Interim Chief Financial Officer. In the event that this offering and the Acquisition are completed, it is anticipated that the board of directors will appoint Messrs. Ramsay, Dibb and Roberts as Chief Executive Officer and President, Chief Financial Officer and Executive Vice President, and Chief Operating Officer and Senior Vice President, respectively, and that Mr. Lambert will continue to act as a director of the Corporation.

Each of Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts has entered into an employment agreement dated September 1, 1999 with Calfrac. Each of these agreements has an initial five year term that expires on September 1, 2004 and provides that each year thereafter, the term will automatically renew for a successive one-year renewal term, unless either party gives written notice to the contrary. Each of these agreements contains provisions in favour of Calfrac (i) prohibiting the disclosure by each of Messrs. Ramsay, Dibb and Roberts of any confidential information related to Calfrac's business, and (ii) prohibiting each of Messrs. Ramsay, Dibb and Roberts from competing with Calfrac, or soliciting the employees or customers of Calfrac, for two years from the termination of his employment with Calfrac. These employment agreements also provide that in the event of a change of control of Calfrac, each of Messrs. Ramsay, Dibb and Roberts has the right at any time within six months of the change of control to terminate his employment with Calfrac. If any of Messrs. Ramsay, Dibb or Roberts exercises this right, or if Calfrac terminates the employment of any of Messrs. Ramsay, Dibb or Roberts following a change of control, such officer is entitled to all accrued but unpaid bonuses and to a severance payment equal to two times his annual 2003 base salary.

In addition, each of Messrs. Ramsay, Dibb and Roberts has entered into an agreement with Calfrac whereby he has waived any change of control or other rights he may have pursuant to his employment agreement provided that the Reorganization and the Acquisition occur as described herein. These agreements also provide that, in the event that a change of control occurs other than on the basis contemplated herein, each of such officers is entitled to exercise his right to terminate his employment and receive the severance payment described above. In addition, in such circumstances, each of such officers may elect not to receive the severance payment, and in consideration therefor, the officer will be released and discharged from the non-competition restrictions of his employment agreement.

Six additional officers and key employees of Calfrac have each signed an agreement with Calfrac providing that each employee will continue his employment with Calfrac or the Corporation, as applicable, until at least June 30, 2004 under such employee's current employment terms. In the event that either or both Mr. Mathison or Mr.

Ramsay resign or are terminated as Chairman or Chief Executive Officer, respectively, of either Calfrac or the Corporation, as applicable, on or prior to June 30, 2004, the employee may elect to terminate his employment prior to June 30, 2004 and will receive a termination payment equal to all accrued but unpaid bonuses and to a severance payment equal to two times his annual 2003 base salary.

As at March •, 2004, the officers and directors of the Corporation, as a group, beneficially own, directly or indirectly, • Common Shares and, assuming that they do not subscribe for any of the Offered Shares, the officers and directors, as a group, will own or exercise control over approximately •% of the outstanding Common Shares in the event of completion of this offering and the Acquisition (on the basis that the net purchase price is paid by the issuance of • Common Shares and the payment of approximately $28.8 million in cash).

The term of office of each of the directors of the Corporation will expire at the next annual meeting of the shareholders.

MANAGEMENT

The following is a brief description of the current directors and senior officers of the Corporation and the proposed directors and senior officers in the event that this offering and the Acquisition are completed.

Ronald P. Mathison, Director and Chairman

Mr. Mathison is the President and Chief Executive Officer of Matco Investments, a private investment company specializing in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an investment firm specializing in the oil and gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and gas and oil and gas service companies. Mr. Mathison received a B.Comm. (Honours) from the University of Manitoba in 1979 and obtained his Chartered Accountant designation in 1982. Mr. Mathison also holds the designation of Chartered Business Valuator, obtained in 1989, and of Chartered Financial Analyst, obtained in 1990. Mr. Mathison is the sole shareholder of Matco Investments, which controls Matco. Mr. Mathison is the Chairman of Hawker Resources Inc. Mr. Mathison was a founder of Calfrac and has been the Chairman of Calfrac since its formation in 1999.

Douglas R. Ramsay, President and Chief Executive Officer

Mr. Ramsay was a founder of Calfrac and has been the President and Chief Executive Officer of Calfrac since its formation in 1999. Mr. Ramsay has an extensive background in the oil industry. Prior to 1994, Mr. Ramsay was the President of Canadian Fracmaster Ltd. where he spent 12 years enhancing the overall presence of Fracmaster Ltd. in Canada and worldwide. Previous industry experience as a Project Manager for Delta Consultants, Drilling and Completions Foreman for Dome Petroleum Corp. and Service Supervisor for BJ Well Services Company has contributed to Mr. Ramsay's overall knowledge of the industry.

Mr. Ramsay holds a diploma in Petroleum Technology from Southern Alberta Institute of Technology and is a certified Registered Engineering Technologist.

Gordon A. Dibb, Executive Vice President and Chief Financial Officer

Mr. Dibb was a founder of Calfrac and has been the Executive Vice President and Chief Financial Officer of Calfrac since its formation in 1999. Mr. Dibb has over 20 years of oilfield service industry experience in a senior financial capacity, having worked as executive Vice President Business Development for Trace Exploration, Vice President Finance and Chief Financial Officer for Artisan Corporation, Vice President Administration for Nabors Drilling

International Limited, Chief Operating Officer for Destiny Resource Services Corp. and Vice President Finance for Nabors Drilling Ltd. Mr. Dibb also has experience in South Africa working in other industries.

Mr. Dibb is a Chartered Accountant, qualified in both South Africa and Canada, and a member of the Alberta Institute of Chartered Accountants.

Robert S. Roberts, Senior Vice President and Chief Operating Officer

Mr. Roberts was a founder of Calfrac and has been the Senior Vice President and Chief Operating Officer of Calfrac since its formation in 1999. Mr. Roberts has significant industry experience with over 35 years in the pumping service industry. Mr. Roberts previously held senior management positions with Fracmaster Ltd. in its Canadian, United States, South American, Middle East and Russian Operations. Prior to 1996, Mr. Roberts was the Executive Vice President of Fracmaster Ltd.

James S. Blair, Director

Mr. Blair has served as a director of Denison since May of 2002. Mr. Blair is President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies. Mr. Blair was responsible for managing Husky's upstream business. He developed and implemented comprehensive strategies which led to strong growth of Husky in western Canada, offshore eastern Canada and Asia. Mr. Blair is a director of Viking Energy Royalty Trust, a director and Chairman of Onstream Compressor Rentals Inc., a private oilfield service company, and a director of the Calgary Centre for Innovative Technology. Mr. Blair holds an Honours B.A. (Economics) degree from the University of Alberta. His studies concentrated on resource economics and international trade.

Gregory S. Fletcher, Director

Mr. Fletcher has served as a director of Denison since May of 2002. Mr. Fletcher is an independent businessman involved in the oil and gas industry in western Canada. He has considerable business experience in the junior sector of the oil and gas industry and is currently President of Sierra Energy Inc., a private oil and gas company that he founded in 1997. From June 1998 to May 1999, he was also President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. and prior to 1997 he was President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also Chairman and a director of Diamond Energy Services Inc., a private oilfield service company, a director of Pengrowth Management Limited, a private specialty fund management company and a director of Total Energy Services Ltd., a public oilfield services company. Mr. Fletcher graduated from the University of Calgary in 1972 with a BSc. in geology.

Martin A. Lambert, Director and Interim Chief Executive Officer

Mr. Lambert is a partner with the Bennett Jones LLP law firm, having served as Chief Executive Officer of the firm from 1996 to 2000. Mr. Lambert has been widely recognized as one of Canada's leading merger and acquisitions lawyers, including having recently been named by the National Post as one of Canada's top 30 deal makers, and is a senior member of the firm's mergers and acquisitions team. Mr. Lambert's directorships include Oil States International Inc. and zed.i solutions.inc, both oilfield services firms, as well as Hawker Resources Inc. and Bear Creek Energy Ltd., both oil and gas exploration and production companies. Mr. Lambert's family holding corporation, Mountain Moon Capital Inc., is a shareholder of Matco. Mr. Lambert was appointed Interim Chief Executive Officer of the Corporation on March •, 2004 and is expected to resign such position upon the anticipated appointment of Douglas Ramsay as Chief Executive Officer. Mr. Lambert is expected to continue to act as a director of the Corporation.

Paul F. Little, Director

Mr. Little has served as a director of Denison since May of 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank,

Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves on a number of other public company boards including The Nautilus Group, Inc., Medisystem Technologies, Inc., Pason Systems, Inc. and World Point Terminals, Inc. He is Chairman of Echelon General Insurance Company, a private company, and is a member of the Board of Visitors of the Graziadio School of Business at Pepperdine University. Mr. Little is a Chartered Accountant and holds an M.B.A. from the University of British Columbia.

R. Timothy Swinton, Director

Mr. Swinton has extensive experience in the oilfield services industry. He is currently Chairman of NQL Drilling Tools Inc., a position he has held since 2003, and a director of Anderson Energy Ltd., a private oil and natural gas exploration and production company. Since June 1997, Mr. Swinton has been President of Western Provinces Resources Ltd, a private investment company. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd.

David M. McGoey, Interim Chief Financial Officer

Mr. McGoey is the Chief Financial Officer at Ross Smith Energy Group, a private engineering consulting firm, a position he has held since 1998. Mr. McGoey is President of David M. McGoey Professional Corporation since 1992 and Chief Financial Officer of each of Securex Limited (since 2003) and CMQ Resources Inc. (since 2003). Mr. McGoey was also Chief Financial Officer of Tristone Capital LLC from 2001 to 2002. He has been a Chartered Accountant for over 20 years, a Certified Public Accountant for three years and has over 20 years of public accounting experience. Mr. McGoey is a director of Destiny Resource Services Corp. Mr. McGoey was appointed Interim Chief Financial Officer of the Corporation on March •, 2004 and is expected to resign upon the anticipated appointment of Mr. Gordon Dibb as Chief Financial Officer of the Corporation.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and officers of the Corporation, the following table sets forth the shareholdings of those persons who are the direct or indirect beneficial owners of or exercise control or direction over 10% or more of any class of voting shares of the Corporation as at the date hereof and after giving effect to this offering and the Acquisition:

Shareholder	Designation of Class	Type of Ownership	Number of Shares	% of Class	Number of Shares After Giving Effect to this Offering and the Acquisition(1)(2)	% of Class After Giving Effect to this Offering and the Acquisition(1)(2)
Matco Investments(3)(4)	*Common*	*Beneficial*	•	*45%*	•	*27%*

Notes:

(1) Assuming the Purchase Option is exercised and the purchase price is paid by the issuance of • Common Shares and the payment of approximately $28.8 million in cash, Matco Investments will acquire an additional • Common Shares pursuant to the Acquisition.

(2) Assuming the named entity does not acquire additional Common Shares pursuant to this offering.

(3) Includes • Common Shares held personally by Ronald P. Mathison, Chairman and a director of the Corporation. To the knowledge of the Corporation, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments is Mr. Mathison.

(4) Includes • Common Shares acquired by Matco pursuant to the Subscription. To the knowledge of the Corporation, the only entities with an interest of greater than 10% in Matco are Matco Investments and Mountain Moon Capital Inc. To the knowledge of the Corporation, the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of the immediate family of Martin Lambert, a director of the Corporation.

PLAN OF DISTRIBUTION

Under an agreement dated •, 2004 (the "Underwriting Agreement") among the Corporation and each of the Underwriters, the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as the sole and exclusive agents of the Corporation to offer the Offered Shares for sale, subject to the terms and conditions contained therein, at a price of $• per share. The Underwriters have agreed that if less than all of the Offered Shares are sold by the Underwriters as agents, the Underwriters shall purchase, as principals, all of the Offered Shares not sold by the Underwriters as agents at the same price per share. Pursuant to the Underwriting Agreement, closing of this offering is to occur on or about March •, 2004, but in any event not later than March •, 2004. The purchase price of $• per Offered Share is payable by the Underwriters to the Corporation against delivery of the Offered Shares. The Corporation has agreed to pay the Underwriters a commission of 5.5% of the gross proceeds or $• per Offered Share. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all Offered Shares if any are purchased under the Underwriting Agreement.

It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed. The Underwriting Agreement also provides that if this offering is completed, but the Acquisition is not completed, the Corporation must call a special meeting of the shareholders of the Corporation within 90 days of the completion of this offering to determine the appropriate use of the proceeds of this offering. In this event, the Corporation would prepare and send to shareholders an information circular that contains prospectus level disclosure regarding the proposed use of the proceeds of this offering.

Pursuant to policy statements of certain securities commissions, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, including a bid or purchase permitted under the rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Common Shares. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Offered Shares may not be offered or sold within the United States or to U.S. persons unless an exemption from registration is available.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the announcement of this offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the offering, may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act.

The Corporation has agreed that it will not, without the prior consent of the lead Underwriter pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Common Shares or any securities giving the right to acquire Common Shares (other than the Offered Shares, the Common Shares to be issued pursuant to the Acquisition and securities issued in connection with an arm's length acquisition of assets or an arm's length acquisition of or merger, consolidation or amalgamation with any company or companies), or agree or announce any intention to do so, at any time prior to 90 days after the closing of this offering. In addition, each of Matco Investments, Matco, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts has agreed that it or he will not, without the prior consent of the lead underwriter, which consent is not to be unreasonably withheld, sell or otherwise dispose of any Common Shares received pursuant to the Acquisition at any time prior to two years after the closing of this offering. Upon the expiry of such two year period, these

shareholders will be entitled to sell or otherwise dispose of 40% of such Common Shares. Thereafter, the remaining 60% of the Common Shares held by such shareholders may be sold or otherwise disposed of in equal installments upon the expiry of six and twelve months, respectively.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2002, as at September 30, 2003 and as at September 30, 2003 after giving effect to the Reorganization, this offering and the Acquisition and the other transactions described in the notes to the unaudited pro forma financial statements (collectively, the "Transactions"):

	Authorized	Outstanding as at December 31, 2002	Outstanding as at September 30, 2003	Outstanding as at September 30, 2003 after giving effect to the Transactions
		(audited)[1]	(unaudited)	(unaudited)
Long-term debt	nil	$43,558,000	$43,097,000	$8,206,000
Common Shares[2]	unlimited	$5,568,000 (17,705,724 shares)[3]	$5,568,000 (17,705,724 shares)[3]	$94,176,000 (• shares)[4][5][6]

Notes:

(1) Derived from the audited financial statements of Denison.

(2) On March •, 2004, the stock option plan of Denison was terminated and no stock options are currently outstanding.

(3) Prior to giving effect to the Consolidation.

(4) After giving effect to the Consolidation.

(5) Pursuant to the Subscription, the Corporation issued • Common Shares for gross proceeds of approximately $5.3 million.

(6) Assuming that the Purchase Option is exercised and that the purchase price is paid by the issuance of • Common Shares and approximately $28.8 million in cash.

CORPORATE HISTORY

Denison

Denison is the continuing corporation formed by the amalgamation under the OBCA of Denison Mines Limited and Stanrock Uranium Mines Limited pursuant to articles of amalgamation filed on February 12, 1973. Denison amended its articles on July 26, 1983 to create a class of 24 million preferred shares issuable in series, of which 6 million 9¾% Cumulative Redeemable Preferred Shares Series A (the "Preferred Shares Series A") were issued on August 8, 1983. On March 2, 1984 Denison amended its articles to create an unlimited number of Class A Voting Participating Shares without par value ("Class A Shares") and an unlimited number of Class B Non-Voting Participating Shares without par value ("Class B Shares"), and each issued and outstanding common share was changed into one Class A Share and one Class B Share. On March 7, 1985, Denison issued 7 million 9½% Cumulative Redeemable Preferred Shares Series B (the "Preferred Shares Series B"). On June 22, 1992, Denison amended its articles to provide for a minimum of three and a maximum of fifteen directors.

Effective December 21, 1995, the articles were amended: to create an unlimited number of new common shares; to provide that Denison was no longer authorized to issue Preferred Shares Series A, Preferred Shares Series B ("Preferred Shares"), Class A Shares or Class B Shares; to delete the rights, privileges, restrictions and conditions of the Preferred Shares, Class A and Class B Shares; and to provide that, after giving effect to the foregoing, Denison was authorized to issue an unlimited number of common shares. Effective December 21, 1995, each Preferred Share was reclassified into 25 common shares, and each Class A Share and each Class B Share was reclassified into one common share.

Effective May 24, 2002, the articles were amended to change the name of Denison from Denison Mines Limited to Denison Energy Inc., and to implement a share consolidation on the basis of one new common share for each 20 pre-consolidation common shares.

The head office and registered office of Denison is located at 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2. If this offering and the Acquisition are completed, the head and registered offices of Calfrac will become the head and registered offices of Denison.

Calfrac

Calfrac was incorporated under the provisions of the ABCA on June 28, 1999 as "836570 Alberta Ltd." and changed its name to "Calfrac Well Services Ltd." by way of articles of amendment filed on September 28, 1999. Calfrac is the continuing corporation formed by the amalgamation under the ABCA of 850288 Alberta Ltd. and Calfrac pursuant to articles of amalgamation filed on January 1, 2000.

Calfrac's head office is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and its registered office is located at Suite 751, 815 – 8th Avenue S.W., Calgary, Alberta T2P 3P2.

Calfrac has one wholly owned subsidiary, Calfrac USA, incorporated in the state of Colorado, United States on May 24, 2001. Calfrac USA provides fracturing and work-over services to oil and gas customers in the Rocky Mountain area of the United States.

Calfrac also owns 30% of the issued and outstanding shares of ChemErgy.

General Development of the Business of Calfrac

Calfrac was a private corporation founded in June 1999 by Messrs. Mathison, Ramsay, Dibb and Roberts. Calfrac commenced operations in August 1999 from its field station in Medicine Hat, Alberta with a coiled tubing unit. On September 2, 1999, Calfrac successfully completed its first hydraulic fracturing treatment.

In December 1999, Calfrac acquired all of the issued and outstanding shares of Calfrac Limited, which company completed the acquisition of all of the issued and outstanding shares and warrants of DynaFrac Well Services Inc. ("DynaFrac") on December 22, 2000. DynaFrac subsequently distributed its assets and liabilities to Calfrac Limited and was dissolved on December 27, 2001. Calfrac Limited distributed all of its assets and liabilities to Calfrac and was subsequently dissolved on December 28, 2001. Calfrac acquired a two-pumper spread, a shallow coiled tubing unit, a high rate nitrogen pumper and four acid pumpers through its indirect acquisition of DynaFrac.

On November 10, 1999, 850288 Alberta Ltd., a wholly owned subsidiary of Calfrac, acquired two deep and one shallow coiled tubing units, two combination nitrogen-acid pumpers and other support equipment from the Coiled Tubing Division of Serval Corporation. On January 1, 2000, 850288 Alberta Ltd. and Calfrac were amalgamated.

Calfrac's second and third spreads of fracturing equipment became operational in December 1999. At this time, Calfrac acquired a small facility in Red Deer, which became functional as a field facility in January 2000.

In February 2000, Calfrac acquired 851350 Alberta Ltd. in exchange for the issuance of 2,125,000 shares of Calfrac. 851350 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by Calfrac. In order to provide the fracturing services required under this contract, Calfrac constructed a new spread of fracturing equipment specifically designed to stimulate the customer's shallow natural gas wells, which equipment constituted Calfrac's fourth spread of fracturing equipment.

During the last half of 2000, Calfrac added another fleet of fracturing equipment to constitute its fifth spread of fracturing equipment. In October 2000, Calfrac leased premises in Grande Prairie to establish a field station to facilitate the expansion of operations into northern Alberta and British Columbia.

During the summer of 2001, Calfrac commissioned its sixth spread of fracturing equipment. At this time, Calfrac also constructed and commenced operations with two additional coiled tubing units designed for shallow well operations but with more powerful compressors than its then existing equipment.

In April 2001, Calfrac acquired 851355 Alberta Ltd. in exchange for the issuance of 2,390,625 shares of Calfrac. 851355 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by Calfrac. In order to satisfy its obligations under this contract, Calfrac constructed its seventh spread of fracturing equipment.

In February 2002, Calfrac expanded its operations into the United States by leasing a field office in Platteville, Colorado. Although Calfrac provided fracturing services to oil and gas exploration and production companies in Montana in late 2001, the establishment of operations at Platteville, Colorado was Calfrac's first significant presence in the United States. At this time, Calfrac negotiated a one-year fracturing agreement with a major oil and gas exploration and production company, which agreement provided for a three-year right of first refusal for the majority of fracturing work of the customer in the Rocky Mountain area of the United States. During 2002, Calfrac provided fracturing services to customers located in Colorado, New Mexico and Wyoming. In 2003, most of Calfrac's U.S. operations were conducted in the DJ Basin and North Piceance Basin of Colorado.

In November 2002, Calfrac completed the construction of a new field facility on land owned by Calfrac in Red Deer, Alberta. In late 2002 and early 2003, Calfrac completed construction of two additional fracturing spreads, its eighth and ninth spreads of fracturing equipment, and its first spread of equipment specifically designed to fracture NGC.

Calfrac completed construction of a coiled tubing rig designed specifically to perform fracturing through coiled tubing in early 2003. In addition, due to the increasing requirement to use coiled tubing rigs in conventional and NGC fracture jobs, Calfrac signed an 18-month contract in March 2003 with a major supplier of coiled tubing rig services in Alberta. Calfrac has a right of first refusal on five out of seven coiled tubing rigs used for fracturing operated by this supplier. Upon termination of this contract at the end of September 2004, Calfrac may exercise its option to renew the agreement for an additional year or to purchase three of the coiled tubing rigs.

In April 2003, Calfrac negotiated a two year fracturing contract with a major explorer and developer of NGC with a term that commenced on June 1, 2003 and will expire at the earlier of May 31, 2005 or on the date that Calfrac has fractured 300 wells for the customer. In order to satisfy its obligations under this contract, Calfrac has developed and commissioned unique fracturing equipment specifically designed to fracture NGC wells, including the first quint nitrogen pumpers that have been built for use in the fracturing of NGC by any fracturing company. This equipment is expected to be operational in early 2004.

In May 2003, Calfrac signed a fracturing agreement with its most significant customer in the Rocky Mountain region in the United States. This agreement will expire upon the earlier of December 31, 2004 or the completion of 500 fracturing jobs for the customer.

Calfrac also purchased four shallow coiled tubing units from private companies in 2003. These acquisitions increased Calfrac's equipment fleet of shallow coiled tubing units to eight units. Three additional fracture pumpers were also added to Calfrac's equipment in 2003.

SELECTED FINANCIAL INFORMATION

Selected Financial Information of the Corporation

The following table presents a summary of historical financial data for the Corporation for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended, as well as the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings of the Corporation for the year ended December 31, 2002 and for the nine months ended September 30, 2003. The unaudited pro forma consolidated balance sheet was prepared as if (i) the Reorganization; (ii) the issuance of • Common Shares for net proceeds of approximately $116.25 million pursuant to this offering; (iii) the completion of the Acquisition by way of the issuance of • Common Shares and the payment of approximately $28.78 million in cash; and (iv) the other transactions described in the notes to the pro forma financial statements, had occurred on September 30, 2003, and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine months ended September 30, 2003 were prepared as if such transactions had occurred on January 1, 2002. The financial statements of the Corporation as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP have not performed an audit but have carried out certain procedures relating to the compilation of the pro forma financial statements of the Corporation.

The following data should be read along with "Management's Discussion and Analysis Regarding Denison" and the financial statements and related notes of the Corporation included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

All financial information with respect to the Corporation has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,		
	2003	2003	2002	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)[1]	(audited)[1]	(audited)[1]
	(in thousands, except per share amounts)						
Income Statement Data							
Revenue	$108,494	$25,158	$24,459	$96,066	$37,966	$32,064	$39,813
Expenses	88,290	39,078	21,884	79,141	35,037	28,850	30,364
Earnings (loss) before income taxes	20,204	(13,920)	2,575	16,925	2,929	3,214	9,449
Income tax expense (recovery)	1,187	106	68	1,085	(139)	(1,504)	418
Net earnings (loss) for the period	$19,017	$(14,026)	$2,507	$15,840	$3,068	$4,718	$9,031
Net Earnings (loss) per common share [2][3]							
Basic	$•	$(0.79)	$0.15	$•	$0.18	$0.30	$0.57
Diluted	$•	$(0.79)	$0.15	$•	$0.18	$0.29	$0.55
Average Number of common shares outstanding	•	17,706	17,706	•	16,880	15,950	15,894

Notes:

(1) Derived from the audited financial statements of Denison.

(2) Earnings per share calculations give effect to the 20 for one share consolidation which was effective May 24, 2002, as if the share consolidation had been effective at the beginning of the period presented.

(3) Based on the weighted average of common shares outstanding in the applicable period.

(4) If the Acquisition occurs, the Corporation will have non-capital losses and unclaimed expenditures, in aggregate, equal to approximately $224.6 million for federal tax purposes and approximately $172.9 million for Alberta provincial tax purposes.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(audited)[1]	(audited)[1]	(audited)[1]
			(in thousands)			
Balance Sheet Data						
Current assets	$42,502	$22,997	$24,988	$29,187	$30,042	$32,267
Inventory of ore in stockpiles	-	7,456	10,550	9,689	13,413	11,743
Property, plant and equipment	76,569	115,548	128,362	131,524	129,978	122,368
Deferred reorganization costs	-	652	-	-	-	-
Intangible assets and goodwill	3,603	-	-	-	-	-
Future income taxes	69,135	-	-	-	-	-
	$191,809	$146,653	$163,900	$170,400	$173,433	$166,378
Current liabilities	$27,427	$12,448	$9,760	$21,729	$23,122	$19,847
Long-term debt	8,206	43,097	48,789	43,558	51,700	51,622
Provision for post-employment benefits	-	9,820	10,197	10,063	10,476	11,033
Provision for decommissioning and site restoration	-	6,720	6,832	6,598	6,710	6,313
Future income taxes	-	150	740	300	983	2,773
Deferred credit	$62,000	-	-	-	-	-
	97,633	72,235	76,318	82,248	92,991	91,588
Shareholders' equity	94,176	74,418	87,582	88,152	80,442	74,790
	$191,809	$146,653	$163,900	$170,400	$173,433	$166,378

Note:

(1) Derived from the audited financial statements of Denison.

Selected Financial Information of Calfrac

The following table presents a summary of historical financial data for Calfrac for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of Calfrac at each of these dates and for the periods then ended. The financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP.

The following data should be read along with "Management's Discussion and Analysis Regarding Calfrac" and the financial statements and related notes of Calfrac included in this prospectus.

All financial information with respect to Calfrac has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Nine Months Ended September 30,		Year Ended December 31,		
	2003	**2002**	**2002**	**2001**	**2000**
	(unaudited)	**(unaudited)**	**(audited)[(1)]**	**(audited)[(1)]**	**(audited)[(1)]**
			(in thousands)		
Income Statement Data					
Revenue	$108,494	$66,126	$96,066	$67,509	$45,831
Expenses	81,052	49,326	72,143	47,953	34,379
Income before interest, taxes, depreciation and amortization	27,442	16,800	23,923	19,556	11,452
Depreciation, amortization of intangibles and interest	8,297	5,864	7,909	6,492	4,601
Income before taxes	19,145	10,936	16,014	13,064	6,851
Income taxes	6,832	4,125	5,990	5,299	1,150
Non-controlling interest	-	-	-	-	50
Net income	$12,313	$6,811	$10,024	$7,765	$5,651
Balance Sheet Data					
Current assets	$37,658		$31,230	$14,304	
Capital assets	76,569		62,610	46,328	
Goodwill	3,276		3,276	3,276	
Long-term receivables and intangible assets	327		550	908	
	$117,830		$97,666	$64,816	
Current liabilities	$33,952		$52,871	$31,336	
Long-term debt	27,408		1,706	2,250	
Future income taxes	6,753		5,896	4,122	
	68,113		60,473	37,708	
Shareholders' Equity					
Capital stock	14,342		14,131	14,070	
Retained earnings	35,375		23,062	13,038	
	49,717		37,193	27,108	
	$117,830		$97,666	$64,816	

Note:

(1) Derived from the audited financial statements of Calfrac.

Year End Financial Information

The following table presents certain unaudited summary financial information of Calfrac for the financial year ended December 31, 2003 as well as comparative information derived from the audited financial statements of Calfrac as at and for the year ended December 31, 2002.

	Year Ended December 31,	
	2003	2002
	(unaudited) (in thousands)	(audited)[1] (in thousands)
Income Statement Data		
Revenue	$156,558	$96,066
Income before interest, taxes, depreciation and amortization	$41,826	$23,923
Interest	$2,174	$1,569
Depreciation and amortization	$9,042	$6,340
Income before taxes	$30,610	$16,014
Income taxes		
Current	$9,337[2]	$4,216[3]
Future	$1,625[4]	$1,774[5]
	$10,962	$5,990
Net income	$19,648	$10,024
Balance Sheet Data		
Shareholders' Equity	$57,431	$37,193
Cash Flows Statement Data		
Cash flows from operating activities before changes in non-cash working capital	$30,306	$18,139

Notes:

(1) Derived from the audited financial statements.

(2) Current income taxes are comprised of Canadian taxes payable of $9,135 thousand and other taxes of $202 thousand.

(3) Current income taxes are comprised of Canadian taxes payable of $3,141 thousand and other taxes of $1,075 thousand.

(4) Future taxes are comprised of an increase in Canadian future taxes of $1,862 thousand less a reduction of other future taxes amounting to $237 thousand.

(5) Future taxes are comprised of an increase in Canadian future taxes of $1,774 thousand.

Selected Historical Quarterly Financial Data of Denison

The following table presents selected unaudited historical financial data of Denison for each of the fiscal quarters of 2002 and 2001.

	2002 (unaudited) (in thousands, except per share data)				2001 (unaudited) (in thousands, except per share data)			
	Three Month Period Ended March 31	Three Month Period Ended June 30 [1]	Three Month Period Ended September 30 [1]	Three Month Period Ended December 31 [1]	Three Month Period Ended March 31	Three Month Period Ended June 30	Three Month Period Ended September 30	Three Month Period Ended December 31
Revenue	$4,763	$10,735	$8,961	$13,507	$4,787	$6,165	$4,540	$16,572
Net earnings (loss):								
Total	$484	$440	$1,583	$561	$895	($978)	$608	$4,193
Net earnings (loss) per Common Share [2]								

	2002 (unaudited) (in thousands, except per share data)				2001 (unaudited) (in thousands, except per share data)			
	Three Month Period Ended March 31	Three Month Period Ended June 30 (1)	Three Month Period Ended September 30 (1)	Three Month Period Ended December 31 (1)	Three Month Period Ended March 31	Three Month Period Ended June 30	Three Month Period Ended September 30	Three Month Period Ended December 31
Basic	$0.03	$0.03	$0.09	$0.03	$0.06	($0.07)	$0.04	$0.27
Diluted	$0.03	$0.03	$0.09	$0.03	$0.06	($0.07)	$0.04	$0.26

Notes:

(1) Earnings per share calculations give effect to the 20 for one share consolidation which was effective May 24, 2002, as if the share consolidation had been effective at the beginning of the period presented.

(2) Based on the weighted average number of common shares outstanding in the applicable period.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING DENISON

The following management's discussion and analysis of financial condition and results of operations relates to the activities of Denison prior to the proposed transformation of Denison to an oilfield services provider and does not reflect the Reorganization, this offering or the Acquisition. *The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of the Corporation as at and for the years ended December 31, 2002, 2001 and 2000 and the unaudited interim financial statements as at and for the nine months ended September 30, 2003 and 2002.*

Segmented Information

The following table summarizes selected historical financial information related to the Corporation and its operations for the periods indicated. The Corporation has recently completed the Reorganization pursuant to which the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. The Corporation holds no material assets, other than the Purchase Option and certain income tax attributes, and has retained certain claims and liabilities.

	Nine Months Ended September 30,		Year Ended December 31,		
	2003 (unaudited)	2002 (unaudited)	2002 (audited)(1) (in millions)	2001 (audited)(1)	2000 (audited)(1)
Revenue					
Mining	$15.8	$17.9	$28.5	$26.2	$27.7
Environmental	2.6	2.2	3.3	3.0	1.8
Oil and Gas	6.7	4.3	6.2	2.8	10.3
	$25.2	$24.5	$38.0	$32.0	$39.8
Net Earnings (loss)					
Mining	$(0.3)	$3.3	$4.9	$3.5	$0.5
Environmental Services	0.2	0.1	(0.5)	0.0	(0.3)
Oil and Gas	(11.8)	1.0	1.0	1.8	10.4
Corporate taxes and stock option expense	(2.1)	(1.9)	(2.3)	(0.6)	(1.6)
	$(14.0)	$2.5	$3.1	$4.7	$9.0

Note:

(1) Derived from audited financial statements of Denison.

Review of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Mining Division

The McClean Lake Joint Venture is on target to produce 6 million pounds of uranium from McClean Lake during 2003. Denison's 22.5% share of production for the nine months ended September 30, 2003 totaled 1,082,000 pounds compared with 1,133,000 pounds in the corresponding period of 2002.

During the first nine months of 2003 compared to the corresponding period of 2002, costs of the mining division of Denison were adversely affected by an increase in operating costs of 7% and foreign exchange losses of $650,000. Costs of the mining division of Denison in 2002 were favourably affected by a one-time adjustment of $540,000.

Denison delivers uranium under a variety of contracts with various pricing formulas, the timing and mix of which varies from quarter to quarter. Since the timing of deliveries is at the selection of the customer, the year-to-year comparisons may not be meaningful. Uranium sales volumes delivered in the nine months ended September 30, 2003 were 66% of annual sales volumes compared to 63% during the same period of 2002. Sales volumes in the fourth quarter will be 34% of annual sales volumes.

The average realized Canadian dollar exchange rate relative to the U.S. dollar for the conversion of the U.S. dollar proceeds from uranium sales appreciated from $1.551 for the nine months ended September 30, 2002 to $1.412 for the corresponding period of 2003. This has had a significant negative effect on the revenue and earnings from Denison's mining operations.

Oil and Gas Division

As part of the Reorganization, new oil and gas reserve reports were completed by independent consultants. These reports substantially decreased Denison's oil and gas reserves, resulting in the significant write-down of the carrying value of these assets.

For the nine months ending September 30, 2003, production averaged 641 barrels of oil equivalent ("boe") per day (at a 6:1 gas to oil conversion rate) compared to 558 boe per day for the equivalent period of 2002.

Denison sold its 50% interest in the Carlyle oil producing property (12 boe per day) in southeastern Saskatchewan effective October 1, 2003 for $255,000. Denison also acquired the remaining 50% interest (37 boe per day) in the Smiley gas producing property in Saskatchewan for $600,000.

The two wells drilled in the third quarter in the Aden area for gas were unsuccessful and were abandoned. New gas pipeline capacity, which was anticipated to be available by September, was delayed to November.

During the first nine months of 2003, capital spending totaled approximately $4.0 million including the acquisition of additional interests in the Skiff oil property and the drilling of 6.0 gross (5.1 net) wells, resulting in 1.0 gross (1.0 net) standing gas well in the Evi area and 5.0 gross (4.1 net) dry and abandoned wells. This compares with capital spending of $4.0 million in the first nine months of 2002 for the drilling of 5.0 gross (4.0 net) wells resulting in 2.0 gross (1.0 net) oil wells and 3.0 gross (3.0 net) wells which were dry and abandoned.

In April of 2003, a gas well located in the Bow Island area that had been drilled and completed in the fourth quarter of 2002 at a cost of approximately $350,000, but shut-in pending available pipeline capacity, was sold by Denison. The proceeds of $944,000 from this sale were credited against property, plant and equipment resulting in no recognition of a gain on this transaction.

Environmental Services Division

During the third quarter of 2003, Denison Environmental Services obtained a new contract for the operation of the Kam Kotia water treatment facility, and continued to provide services under its contract for environmental monitoring and maintenance of the closed mine sites of Denison and Rio Algom Ltd. at Elliot Lake and under its contract for project management for the decommissioning of the Hope Brook mine in Newfoundland. Denison Environmental Services was also active in decommissioning work in northern Ontario at the old Munroe mine and is commencing work on the decommissioning of the High Falls generating facility and on the Shebandowan mill complex.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Mining Division

In 2002, Denison's uranium sales volume increased by approximately 16% over the 2001 sales volume. The margin on sales decreased by 17%. In both 2002 and 2001, Denison chose to build strategic inventory in anticipation of sales in the future at prices higher than those currently available in the spot market. Denison's uranium sales are under eleven different long-term contracts with utilities in the United States and the Far East covering approximately all of Denison's production at nominal rates in 2003 and 2004 and a large part of the production currently forecast to 2010. These contracts have various durations and contain a variety of pricing formulas. In 2003, preliminary indications from customers are that uranium deliveries will be 11% in Q1, 47% in Q2, 7% in Q3 and 35% in Q4.

In February 2002, the mining of the Sue C pit was completed recovering 36.5 million pounds of uranium into stockpiles, up 33% from amounts originally anticipated for Sue C. As a result of this increased recovery, amortization rates for mining and processing costs were reduced in mid 2001 and mining related cash costs were reduced from $4.9 million in 2001 to $1.8 million in 2002.

In 2002, mill unit operating costs continued to decline, even though the volume of ore milled in 2002 increased by approximately 25% over 2001 as the ore grade was gradually reduced during the year from an average grade of 3.10% U_3O_8 in 2001 to 2.29% in 2002. It is planned to reduce the milling grade to 2.12%, approximately the grade of the ore in the stockpile, to optimize milling costs over the next four years.

In 2002 definitive agreements were signed enabling the Cigar Lake joint venture to process its ore at the McClean Lake mill. All Cigar Lake ore will be leached at the McClean Lake mill following which the pregnant aqueous solution will be divided between the McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. It is anticipated that toll milling could begin at McClean Lake as early as late 2006.

Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the act. The Saskatchewan government also imposes a tiered royalty which ranges from 4% to 10% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for many years.

In 2002, Denison spent $0.4 million (2001 - $0.6 million, 2000 - $0.7 million) at its Elliot Lake facility. Spending, primarily on monitoring and water treatment, is expected to be reduced in 2003 and 2004 and continue to decline marginally thereafter. All spending is paid for from the Elliot Lake Reclamation Trust, which had a balance of $1.6 million at December 31, 2002. This balance with interest earned thereon is expected to be adequate to fund all monitoring and treatment costs through to December 31, 2008. Future expenditures will consist of ongoing site monitoring of both the Denison and Stanrock Tailings Management Facilities and treating the water runoff from the Stanrock property for as long as 25 to 50 years. The balance of the total provision for $8.0 million represents the estimated present value of maintenance, monitoring and water treatment.

Retirees from Denison's Elliot Lake mine are entitled to certain medical and dental benefits and life insurance. At December 31, 2002 the liability recorded in the consolidated balance sheet was $10.5 million dollars. The actuarial report on this liability as of September 30, 2002 estimates that the actuarial liability is approximately $5.7 million. The surplus of $4.8 million, net of interest on the unfunded $5.7 million liability, is being credited to income over the average 12.5 year average life expectancy of this retiree group.

Environmental Services Division

Denison Environmental Services continued to provide services under a five-year contract (commenced April 1, 2001), including monitoring effluent treatment, maintenance, data storage and reporting activities for closed mine sites for Denison and Rio Algom in the Elliot Lake area and under a contract for at least 30 months (commenced September of 2001) to act as primary project manager for the Hope Brook mine decommissioning in Newfoundland. A significant portion of the business of the division has historically involved the sale of mining assets, either as part of its compensation for decommissioning a site or for a fee from third parties. In 2002 this was not the case due to reduced mine construction. Revenues generated from asset sales are sensitive to the level of new mine construction and other demand factors. New mine construction has been low in the last few years and as a result Denison wrote down its inventory of mining equipment held for resale by $433,000.

Oil and Gas Division

In 2002, Canadian oil and gas activities continued to expand. Oil and gas revenues from Denison's operations in Alberta and Saskatchewan increased by $4.9 million, to $6.2 million from $1.3 million in 2001. Successful producing property acquisitions and new production added by Denison's exploration program, combined with increases in commodity prices, all contributed to the increase in oil and gas revenue in 2002. In 2001, Denison received the final $1.5 million of its royalty income from the Villano oil field in Ecuador. Earnings from Greece in 2002 related to a reduction in the provision for closure and in 2000 are from final sale of oil in tanks.

Production volumes have steadily grown from 5 barrels of oil equivalent (boe) per day (at a 6:1 gas to oil conversion) in December 2000 to 438 barrels per day in December 2001 to 648 barrels per day in December 2002. Insufficient pipeline capacity prevented four new Knappen and Aden gas wells from being put into production in 2002. Some pipeline capacity became available in February 2003. Production increased by 458% in 2002 over the previous year and averaged 330 bbls/d for oil and 1.4 mmcf/d for gas. Denison's core property, located in the Countess area of Alberta, accounted for approximately 67% of 2002 production. In 2002, Denison received an average selling price of $35.81 per bbl and $3.54 per mcf for oil and gas, respectively. The price received for oil and gas increased approximately 22% and 12%, respectively, from the prior year. Denison's oil price is referenced to an Edmonton light sweet price adjusted for quality differentials and transportation to determine the realized price. Denison's gas production is sold pursuant to spot sales contracts and Denison receives a price referenced to AECO delivery point. Denison did not enter into any hedging transactions in 2002.

Royalties include payments made to the Crown, freehold owners and third party overriding royalty participants. During 2002, oil and gas royalties were approximately 24% of revenue compared with 19% in the prior year. Countess production is subject to freehold royalties varying from 20% to 27% while other properties are subject to Crown and overriding royalty interests.

Production expenses were $7.28 per boe in 2002. Production expenses increased approximately 14% per boe from 2001. During August and September, Denison performed an extensive work over program at its Countess area that involved the battery and all of the producing wells. As a result, production expenses in the Countess area, for those two months, averaged $11.15 per boe.

Capital expenditures in 2002 totaled $8.8 million. Denison acquired, for $1.2 million, interests varying from 12.5% to 100% in the Skiff producing oil property located in the Conrad area of southeastern Alberta and plans are underway to reinstate pressure maintenance and thereby more effectively exploit this field. Seismic, drilling and facility expenditures in 2002 increased approximately 42%, to $7.4 million, from $5.2 million in the prior year. Approximately $2.6 million of this spending for exploration drilling was financed from proceeds of a $5.0 million flow-through share issue of common shares. At December 31, 2002, $2.4 million remained to be spent on eligible

Canadian Exploration Expenses prior to August 2004. Capital expenditures in 2001 totaled $13.4 million, including $5.6 million for the acquisition of Innovative Energy Inc.

In 2002, Denison's depletion and depreciation provision averaged $9.36 per boe for the year and was $12.54 per boe for the fourth quarter. The increased fourth quarter depletion rate reflects the unfavourable results of Denison's higher risk exploration program in the later part of the year and the industry's trend in 2002 towards higher finding and development costs. Depletion and depreciation charges are calculated on a unit of production method and are based on total proven reserves with a conversion of six thousand cubic feet of gas being equivalent to one barrel of oil. The 2002 depletion calculation includes $805,000 of future capital expenditures to develop Denison's reserves and excludes $69,000 of unproven properties relating to undeveloped land.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Mining Division

Pursuant to its agreement with another participant, Denison was entitled to 2.1 million pounds from the first 4.54 million pounds produced by the McClean Lake Joint Venture and thereafter its 22.5% equity share. Production commenced on June 22, 1999 and commercial levels of production were achieved on November 1, 2001. In 2000, 812,500 pounds were used to repay concentrate borrowed from a third party in previous years.

In 2001, Denison's sales volume of uranium was very similar to 2000. During the year, Denison chose to build inventory in anticipation of sales in the future at prices higher than those currently available in the spot market. During 2001, Denison's uranium sales were under eleven different long-term contracts with utilities in the United States and the Far East. These contracts have various durations and contain a variety of pricing formulas. Volumes delivered in 2000 were significantly higher than 1999. Revenue from sales in 1999, prior to achievement of commercial production, was offset against costs capitalized during the start-up phase.

In 2001, mill operating costs continued to decline and the mill operated continuously, except for vacation and Christmas shutdowns. This followed a shutdown of the mill in the last two months of 2000 as the operator made several modifications to increase the efficiency of the mill.

Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the act.

Prior to 2001, Saskatchewan also levied a graduated uranium royalty tax of 4% to 50% of earnings after the recovery of capital. Retroactive to January 1, 2001, the Saskatchewan government amended its uranium royalty regulations to replace this graduated royalty based upon an earnings calculation with a tiered royalty system which ranges from 4% to 10% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid graduated royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for many years. As uranium sales revenue and not net earnings now drive Saskatchewan uranium royalties, this expense is now deducted in computing earnings subject to income taxes.

Environmental Services Division

In 2001, two new long-term contracts significantly contributed to an increase in the revenue for the Environmental Services Division from $1.8 to $3.0 million. This division was also active in both 2000 and 2001 in several smaller projects. In 1999, substantially all revenue was from the reclamation of Algoma Steel's iron ore mine, the last 10% of which was completed in 2000. Revenues from asset sales discussed below, were $0.1 million in 2001, down significantly from $0.6 million in 2000 and $1.0 million in 1999. In late 2000, demand dropped significantly for used mine and mill equipment. In 2001, losses declined to close to the break even from a loss of $0.3 million in 2000.

A significant portion of the business of the Environmental Services Division has historically involved the sale of mining assets, either as part of its compensation for decommissioning a site or for a fee from third parties. In 2001 this was not the case due to reduced mine construction. In 2000, asset sales generated revenues for Denison of $0.6 million (1999 - $1.0 million). Revenues generated from asset sales are sensitive to the level of new mine construction and other demand factors. In the last half of 2001, overall demand for mine equipment declined significantly. At the end of 2001, Denison had equipment for sale with a book value of $483,000 with an estimated resale value in excess of $725,000.

Oil and Gas Division

During 2001, Denison purchased a 50% interest in the Countess oil field in south central Alberta for $2 million and 100% of the shares of Innovative Energy Ltd. for $4.9 million consisting of the assumption of $2 million of debt, $1.9 million in cash and $1.0 million by the issuance of treasury shares.

A 50% working interest was earned in four wells drilled in southeastern Saskatchewan of which three were completed as oil wells and the fourth well, which was dry, was converted to a water disposal well. Facilities were installed to process the production from these three producing oil wells.

In Alberta, Denison participated with Innovative Energy Inc. in the drilling of four wells, which produced two oil wells at Countess and a new gas discovery at Knappen in southern Alberta. The remaining dry well was abandoned and another previously suspended oil well was converted into a water disposal well at Countess. Processing facilities were constructed at Countess and went into operation in the fourth quarter.

Due to unanticipated delays in obtaining the necessary regulatory approvals to transfer Innovative Energy Inc.'s wells and facilities to Denison and recommence production, the two new wells at Countess and the Knappen gas well were delayed until February 2002 before entering sustained commercial production.

Oil and gas production increased during 2001 from about 5 barrels of oil equivalent (boe) per day (at a 6:1 gas to oil conversion) at the beginning of the year to 438 boe per day in December. Production had increased further to 650 boe per day by the end of February 2002 and was continuing to increase as the Knappen well was increasing to its planned production rate of 2 million cubic feet per day.

During the first quarter of 2001, Denison earned the final $1.5 million of its royalty from the Villano oil field in Ecuador, which totaled $11.7 million over the period 1999 to 2001.

Interest Expense

During 2002, Denison incurred interest expense of $3,239,000 (2001 - $4,448,000, 2000 - $5,981,000) including $2,798,000 (2001 - $4,186,000, 2000 - $5,623,000) on its McClean Lake loan. No interest was capitalized in 2000, 2001 or 2002. Interest expense was reduced in 2002 as a result of loan principal repayments and lower Canadian Prime rates. Interest expense was reduced in 2001 as a result of lower Canadian Prime rates and the renegotiation of Denison's McClean Lake loan to enable Denison to apply surplus cash to reduce loan principal and subsequently reborrow these funds.

Income Taxes

Denison is currently not subject to cash income taxes in any jurisdiction, however, it is subject to the federal large corporations tax, which the 2003 federal budget proposed to phase out over the next five years. Denison has substantial unclaimed capital cost allowance, and other deductions which fully shelter it from federal and Saskatchewan income taxes and for which no future tax asset is recorded on the balance sheet. As a result its tax provision currently includes Ontario income taxes and federal large corporations taxes. The Ontario government has passed legislation under which Ontario income tax rates will be reduced from 12% currently to 8% in 2005. As a result of this rate reduction together with a higher expected future allocation of taxable income to other provinces, Denison reduced its future taxes payable balance by $2.0 million in 2001. Reference is made to note 8(a) of the

consolidated financial statements of Denison included in this prospectus, which identifies the major components of the variation in Denison's effective tax rate from the normal Canadian tax rate.

Note 8(b) of the consolidated financial statements of Denison included in this prospectus sets out details of Denison's temporary differences between accounting and tax and non-capital loss balances available to shelter future income tax liabilities. Denison has an overall future tax liability in Ontario but does not expect to be cash taxable for several years. All temporary differences have been incorporated as part of the computation of its future Ontario tax liability of $300,000 at December 31, 2002. Denison has not recorded a future tax asset for temporary differences available to shelter its federal and agreeing province income tax liability. In the three years ended December 31, 2002, Denison was able to shelter its income tax expense with previously unclaimed temporary differences arising subsequent to its comprehensive revaluation of assets, following its reorganization in 1995. Any future utilization of temporary differences existing before 1995 will be charged to retained earnings to reduce income tax expense in the period. As at December 31, 2002 Denison has over $200 million of temporary differences and loss carry-forwards, the potential benefit of which has not been set up as a future tax asset for federal and Saskatchewan income taxes. The future recoverability of a future tax asset for a resource company is largely a function of future commodity price level forecasts.

Capital Resources and Liquidity

At September 30, 2003, Denison had the ability to redraw $3.2 million under the McClean Lake loan and $0.9 million on its other credit lines. Denison's obligations under the McClean Lake loan are being assumed by Denison Mines Inc. at the effective time of the Reorganization.

The amount available under the credit line secured by Denison's oil and gas assets has been reviewed with the lender following receipt of the new oil and gas reserve reports obtained as part of the restructuring process. At September 30, 2003, $4.8 million of the $5.5 million line had been drawn. Denison intends to pay its credit line for the oil and gas business. The credit line will be replaced by a new facility in which Denison Resources Inc. will be the borrower.

During the third quarter of 2003, Denison completed the exploration expenditures fulfilling its obligations arising from the flow through share issue in August 2002.

In the event that this offering and the Acquisition are completed, the Corporation anticipates that it will have sufficient capital resources to satisfy its capital expenditure requirements with working capital, cash flow and its bank line.

Impact of Future Accounting Developments

The Accounting Policies of Denison are described in note 1 to the consolidated financial statements of Denison included in this prospectus. Prospectively, effective January 1, 2002, Denison implemented CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Compensation Payments*. As a result, Denison is amortizing the imputed cost of 520,000 stock options issued during 2003 (and 75,000 stock options issued in 2002) as compensation expense over their vesting period and has included $9,000 in corporate expenses for the year ended December 31, 2002 and reported $292,000 in stock option expenses for the nine months ended September 30, 2003. See Note 9 to the consolidated financial statements of Denison included in this prospectus.

The CICA has recently released the following accounting standards, which the Corporation will be implementing no later than fiscal 2004.

CICA Handbook Section 3063, *Impairment of Long-Lived Assets*

Each year the Corporation prepares an impairment test on its mining and oil and gas assets. Section 3063 applies only to its mining assets. This new handbook section requires that if a mining asset's value is impaired it be written down to its fair value rather than management's best estimate of future undiscounted cash flows. A preliminary review indicates that implementation of this new requirement will have no impact on the Corporation.

CICA Handbook Section 3110, ***Asset Retirement Obligations***

This standard requires that the fair value of the disposal cost of an asset be capitalized as part of property, plant and equipment when the asset initially is constructed. In subsequent periods, the Corporation then is required to recognize "interest" on the liability and adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Upon initial implementation, this new standard will require the Corporation to restate the value of property, plant and equipment for its mining and oil and gas assets and the related liability, but will not have an impact on disclosure related to its decommissioned Elliot Lake mine-site.

Risks and Uncertainties

See "Risk Factors" and "Legal Proceedings" for a discussion of risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING CALFRAC

The following management's discussion and analysis of financial condition and results of operations of Calfrac has been prepared by Calfrac and should be read in conjunction with the audited financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 and the unaudited interim financial statements of Calfrac as at and for the nine months ended September 30, 2003 and 2002.

Review of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

In general, western Canadian oilfield activity was higher in 2003 with 10,227 natural gas wells being completed to the end of September 2003 versus 9,068 for the full year of 2002. In early 2003, Calfrac brought into operation two additional fracture spreads, one coiled tubing rig used for fracturing operations and one NGC spread. During the second and third quarters of 2003, four shallow coiled tubing units were purchased.

Revenue

Consolidated revenues for the nine months ended September 30, 2003 increased by 64% amounting to $108.5 million compared to $66.1 million for the same period of 2002. All of this increase occurred in Canada where revenue increased by 82% to $97.5 million in 2003 from $53.5 million in 2002. This increase in Canadian revenue is attributable to the combination of increased oilfield activity and the larger fleet of equipment that Calfrac had available. In the beginning of June 2003, Calfrac commenced services on its first long-term NGC contract. To the end of September 2003, this contract had contributed an additional $4.5 million to revenue.

Revenue from U.S. operations declined 13% to $10.99 million for the nine months ended September 30, 2003 compared to $12.6 million during the same period of 2002. Not only did the types of hydraulic fractures change with a reduction of per job revenue, but certain contract negotiations were only finalized in May 2003, resulting in a slow start to Calfrac's U.S. operations in 2003.

Operating Expenses

Operating expenses for the nine months ended September 30, 2003 increased 64% to $72.4 million compared to $44.1 million during the same period of 2002. On a consolidated basis, gross margins for the first nine months of 2003 at 33% of revenue were virtually identical to the same period of 2002. However, there were large differences in geographical operations. In Canada, gross margins improved to 35.1% of revenue from 32.1% of revenue in the same period of 2002, mainly due to increased oilfield activity and improving prices from July 2003. However, the reduction in oilfield activity and changes in the method of fracturing in the DJ Basin impacted Calfrac's U.S. operations in 2003 and gross margins declined to 15.6% of revenue for the first nine months of 2003 from 34.7% of revenue for the same period of 2002. Due to the change in the method of fracturing, which requires more equipment

and fewer customized chemicals, it is unlikely that gross margins from Calfrac's U.S. operations can be increased to the same levels achieved in 2002.

Selling, General and Administrative Expenses ("SG&A")

SG&A increased 55% to $8.2 million for the first nine months of 2003 from $5.3 million in the same period of 2002. The largest components of SG&A are salaries and the incentive bonus provisions. Increases in the number of employees will increase the cost of both salaries and the incentive bonus provisions.

The incentive bonus provision in SG&A covers all eligible employees, including operational staff. The amount of this provision is dependent on the excess of income before tax over a threshold rate of return calculated on average capital employed, subject to a maximum bonus level set for each employee. However, as both 2002 and 2003 bonuses were being provided at maximum, the increase in 2003 is largely attributable to an increased number of employees in 2003. Notwithstanding the above, as a percentage of revenue, SG&A dropped to 7.5% in the nine months ended September 30, 2003 compared to 8.0% in the same period of 2002.

Other Expenses, Interest Expense and Depreciation

Other expenses consist mainly of foreign exchange losses incurred in 2003 on cash and receivables denominated in U.S. funds. Interest and depreciation expenses have increased in 2003 due to additional borrowings and amortization resulting from the increased amount of equipment brought into operation in 2003.

Income Taxes

In the first nine months of 2003 a reduction in tax rates reduced income tax by 2% as a percentage of income before taxes. However, the increase in income before taxes from $10.9 million in the first nine months of 2002 to $19.1 million in the same period of 2003 increased the gross income tax expense by 65.6% to $6.8 million for the first nine months of 2003.

Net Income

Net income for the nine months ended September 30, 2003 was 11.3% of revenue, up from the 10.3% of revenue earned over the same period of 2002. This increase was mainly attributable to the increase in revenue and to a lesser extent to the increase in gross margins.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

In general, western Canadian activity declined with 9,068 gas wells being completed in 2002 compared to 11,174 gas wells in 2001. However, Calfrac expanded its operations into the U.S. during 2002 and added additional equipment. As a result, Calfrac was able to record significantly improved results in 2002 compared to 2001.

Revenue

In 2002, Calfrac increased consolidated revenues by 42% to $96 million. The commencement of U.S. operations contributed 58% of this increase. The remaining increase in total revenue was attributable to Canadian operations in southeast Alberta.

Operating Expenses and SG&A

Although as a percentage of revenue, gross margins declined to 32.6% in 2002 versus 36.4% earned in 2001, the gross margins increased by 27% to $31.2 million in 2002 from $24.6 million in 2001. U.S. operations provided 67%, or $4.4 million of this increase. The decline in the percentage of revenue of gross margins in 2002 was caused by downward pricing pressures resulting from lower industry activity and a greater proportion of shallow gas operations.

SG&A increased, both as a percentage of revenue and in absolute terms, in 2002, to 7.7% and $7.4 million from 7.4% and $5.0 million in 2001. The increase was attributable to the additional infrastructure required by Calfrac to commence U.S. operations and to continue to expand Canadian operations.

Interest Expense and Depreciation

Depreciation increased in 2002 compared to 2001 due to the acquisition of additional equipment. In both 2001 and 2002, interest expense declined slightly due to a decline in interest rates and the fact that additional financing for new equipment occurred late in 2002.

Income Tax

Due to the reduction in the tax rates and the inclusion of U.S. taxes, income taxes in 2002 were 37.4% of income before taxes compared to 40.6% in 2001. In 2001, Calfrac used the last of the non-capital income tax losses incurred by Dynafrac Well Services Ltd. to reduce current taxes.

Net Income

Net income for 2002 increased in absolute terms but was a smaller percentage of revenue in 2002 (10.4%) compared to that in 2001 (11.5%). This decline was attributable to reduction in gross margin percentages noted above and to the fact that current taxes in 2001 were reduced by the remaining non-capital income tax losses.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

In general, western Canadian oilfield activity improved in 2001, with 11,174 gas wells being completed compared to 8,933 gas wells in 2000. In the second half of 2001, Calfrac added two fracturing spreads and two shallow gas coiled tubing units to its fleet of operating equipment.

Revenue

Revenue increased 47% in 2001 compared to 2000 to $67.5 million in 2001 from $45.8 million in 2000. The increase was attributable to increased oilfield activity, the availability of additional equipment and the establishment of a permanent base in Grande Prairie, Alberta.

Operating Expenses and SG&A

Gross margin in 2001 was 36.4% of revenue, which was an improvement over the 31.9% in 2000. This increase was attributable to increased oilfield activity and the higher margins earned on northern work performed from the newly established Grande Prairie base in Alberta.

SG&A increased in 2001 to 7.4% of revenue, compared to 7.2% of revenue in 2000. The increase was due to additional infrastructure required to support the growth in equipment and revenue and the fact that 2001 bonus provisions rose to maximum levels due to the growth of income before income tax.

Interest and Depreciation

Interest expense in 2001 was virtually the same as in 2000, due to the pay-out in 2001 of two bank loans and that the new loans for additional equipment were only incurred in the second half of 2001. The increase in depreciation in 2001 resulted from a full year of depreciation on equipment acquired in the second half of 2000 and six months of depreciation on equipment acquired in the second half of 2001.

Income Tax

Income taxes increased to 40.6% of income before taxes in 2001 compared to 16.8% in 2000. In 2000, both current and deferred income taxes were substantially reduced by non-capital income tax losses brought forward from

Dynafrac Well Services Ltd. In 2001, the remainder of these losses were used to reduce current income taxes but had little effect on the combined income tax provision.

Net Income

Net income in 2001 was 11.5% of revenue, lower than the 12.3% of revenue earned in 2000. The reduction in 2001 was caused by the fact that, as discussed above, results for 2000 were largely sheltered from income taxes by tax losses carried forward. In absolute terms, net income increased to $7.8 million in 2001 from $5.7 million in 2000.

Capital Resources and Liquidity

As at September 30, 2003, Calfrac had working capital of $3.7 million. As at December 31, 2002, Calfrac had working capital of the amount of $3.0 million over that portion of demand debt due to be repaid in 2003.

As at September 30, 2003, Calfrac had an unutilized operating loan facility of $5.0 million and an undrawn revolving equipment term loan in the amount of $7.5 million. Calfrac invested approximately $20 million in capital assets during the nine months ended September 30, 2003 and approximately $22 million during the year ended December 31, 2002.

Calfrac has committed to approximately $11 million of expenditures for capital equipment that will become operational in the first half of 2004. These expenditures include approximately $5 million on new equipment ordered for fracturing operations in the United States, $3 million on new equipment for fracturing operations in Canada, $2 million on new NGC equipment and $1 million to complete the construction of a new warehouse on Calfrac's property in Grande Prairie, Alberta and to install a new accounting system in Calgary.

Calfrac has historically had sufficient capital resources to satisfy its capital expenditure requirements with working capital, cash flow and its bank line and expects to be able to do the same in 2004.

Risk and Uncertainties

See "Risk Factors" for a discussion of risks and uncertainties.

DIVIDENDS

Although the Corporation does not have a history of paying dividends on its common shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. Any decision to pay dividends will be made by the board of directors of the Corporation on the basis of the Corporation's earnings, financial requirements and other conditions existing at the time.

EXECUTIVE COMPENSATION

The compensation of the proposed officers and directors of the Corporation after completion of the Acquisition will be determined by the board of directors after the completion of the Acquisition.

The following executive compensation disclosure relates to the officers and directors of Denison prior to the proposed transformation of Denison to an oilfield services provider. See "Directors and Officers of the Corporation" and "Management".

Summary Compensation Table

The following table sets forth all compensation paid or earned during the fiscal years ended December 31, 2003, 2002 and 2001 to the Chief Executive Officer and to those individuals who were, at December 31, 2003, the most

highly compensated executive officers of Denison (the "named executive officers"), with compensation in excess of $100,000 in 2003.

Name and Principal Position	Year	Annual Compensation Salary ($)	 Bonus ($)	 Other Annual Compensation[1] ($)	Long-Term Compensation Securities Under Options Granted	All Other Compensation ($)
E. Peter Farmer	2003	360,000	-	46,615[2]	235,000	-
President and Chief	2002	360,000	-	43,839[3]	-	-
Executive Officer	2001	340,000	145,000	37,017[4]	125,000	-
Donald C. Campbell	2003	185,000	-	28,409[2]	29,000	-
Vice President, Marketing	2002	185,000	-	27,610[3]	-	-
and Special Projects	2001	180,000	7,500	28,981[4]	15,000	-
T. E. Craig Bamford	2003	150,000	-	22,377[2]	20,000	-
Vice President, Finance	2002	142,500	-	21,207[3]	-	-
and Chief Financial Officer	2001	135,000	5,000	19,728[4]	25,000	-
Donna J. Gallant	2003	113,389	-	-	2,500	-
Counsel and Secretary	2002	95,548	-	-	-	-
	2001	103,125	-	-	-	-

Notes:

(1) Prior to March •, 2004 Denison had a retirement savings arrangement whereby Denison would contribute to an employee's registered retirement savings plan an amount equal to 3% of salary and a possible further amount to match employee contributions up to a 7% limit depending on the employee's age and years of employment. Effective March •, 2004 this arrangement was terminated.

(2) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $36,000 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,250 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $9,065 for Mr. Farmer; $8,850 for Mr. Campbell; and $8,784 for Mr. Bamford.

(3) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $33,600 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,384 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $8,921 for Mr. Farmer; $8,494 for Mr. Campbell; and $8,652 for Mr. Bamford.

(4) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $27,674 for Mr. Farmer; $18,000 for Mr. Campbell; and $10,238 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total, amounting to: $8,097 for Mr. Farmer; $9,735 for Mr. Campbell; and $8,364 for Mr. Bamford.

Stock Options

The following table sets forth the grants of options to the named executive officers of Denison during the fiscal year ended December 31, 2003:

Option Grants During The Most Recently Completed Financial Year[1]

Name	Securities Under Options Granted (#)	% Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date[1]
E. Peter Farmer	235,000	45.1	2.22	2.22	-
Donald C. Campbell	20,000	3.8	2.22	2.22	-
T. E. Craig Bamford	20,000	3.8	2.22	2.22	-
Donna J. Gallant	2,500	-	2.22	2.22	-

Note:

(1) The Stock Option Plan of Denison has been terminated as at March •, 2004 and no stock options are outstanding.

The following table sets forth each exercise of stock options in the year ended December 31, 2003, and the year-end value of unexercised stock options for any named executive officer holding such options. The Stock Option Plan of Denison has been terminated as at March •, 2004 and no stock options are outstanding.

Aggregate Stock Option Exercises During Year Ended December 31, 2003 and Year End Stock Option Values(1)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options at Year End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options At Year End ($) Exercisable/Unexercisable(2)
E. Peter Farmer	-	-	165,000/235,000	564,200/888,300
Donald C. Campbell	-	-	31,667/13,333	111,000/50,399
T. E. Craig Bamford	-	-	36,667/13,333	127,601/50,399
Donna J. Gallant	-	-	15,833/1,667	45,899/6,301

Notes:

(1) The Stock Option Plan of Denison was terminated on March •, 2004 and no stock options are outstanding.

(2) The closing price at year-end on the TSX of the common shares of Denison (on a pre-consolidation basis) was $6.00.

(3) In connection with the Reorganization, all options have been vested.

Compensation of Directors

Prior to March •, 2004, Denison paid fees to each director in the amount of $6,000 per year and paid to each director a fee of $400 for each meeting of the board of directors the director attended and $400 for each meeting of a committee of the board of directors the director attended. During the fiscal year ended December 31, 2003, Messrs. James S. Blair, Gregory S. Fletcher and Paul F. Little were each granted 15,000 options to purchase common shares of Denison. For each grant, the options vest at the rate of one-third each year commencing on April 30, 2004 and the exercise price is $2.30.

The following executive compensation disclosure relates to the officers and directors of Calfrac for the periods indicated and prior to the Acquisition. See "Directors and Officers of the Corporation" and "Management".

Summary Compensation Table

The following table sets forth all compensation paid or earned during the fiscal years ended December 31, 2003, 2002 and 2001 to the Chief Executive Officer and to those individuals who were, at December 31, 2003, the most highly compensated executive officers of Calfrac (the "named executive officers"), with compensation in excess of $100,000 in 2003.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[1] ($)**	**Securities Under Options Granted**	**All Other Compensation ($)**
Douglas R. Ramsay	2003	195,000	195,000	-	-	-
President and Chief	2002	136,500	136,500	-	-	-
Executive Officer	2001	124,000	124,000	-	-	-
Gordon A. Dibb	2003	165,000	165,000	-	-	-
Executive Vice President	2002	131,500	131,500	-	-	-
and Chief Financial Officer	2001	124,000	124,000	-	-	-
Robert S. Roberts	2003	165,000	165,000	-	-	-
Senior Vice President and	2002	131,500	131,500	-	-	-
Chief Operating Officer	2001	124,000	124,000	-	-	-
Dwight M. Bobier	2003	145,600	145,600	-	-	-
Vice President, Technical	2002	120,300	120,300	-	-	-
Services	2001	114,160	114,160	-	-	-
John L. Grisdale	2003	143,150	143,150	-	-	-
Vice President, Business	2002	123,992	123,992	-	-	-
Development	2001	-	-	-	-	-

Notes:

(1) Perquisites and other personal benefits received in 2003, 2002 and 2001 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for the named executive officers in any of those years.

(2) On August 15, 2003, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts were granted 132,812, 33,203 and 33,203 options to acquire common shares of Calfrac at an exercise price of $1.00 per share, respectively, all of which were exercised on December 18, 2003.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this prospectus, none of the directors, officers or principal shareholders of the Corporation, Calfrac or Matco Investments, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects the Corporation. See "Denison Energy Inc.", "Directors and Officers of the Corporation" and "Principal Shareholders".

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors and officers of the Corporation are involved in managerial and/or director positions with other oilfield services providers whose operations may, from time to time, be in direct competition with those of the Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. See "Directors and Officers of the Corporation". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise permitted by the ABCA.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

PRIOR SALES

The Corporation has issued the following equity securities in the 12 month period prior to the date of this prospectus:

Date of Issuance	Number of Common Shares	Issue Price Per Share
December 12, 2003 to March •, 2004	964,833 common shares[(1)]	$2.44 [(2)]
March •, 2004	• Common Shares[(3)]	$7.35

Notes:

(1) Issued on the exercise of stock options, which occurred prior to the Consolidation.

(2) The stock options that were exercised between December 12, 2003 and March •, 2004 had exercise prices ranging from $2.22 to $3.15 per common share of Denison. The aggregate proceeds from the issuance of the 964,833 common shares of Denison upon the exercise of the stock options were approximately $2.35 million for an average issue price per share of $2.44.

(3) Issued pursuant to the Subscription, which occurred after the Consolidation.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed on the TSX under the trading symbol "DEN". The following table sets forth the reported high and low sale prices and the trading volume for the common shares for each of the periods indicated before giving effect to the Consolidation.

	High ($)	Low ($)	Volume
2002			
First Quarter	0.18	0.13	33,290,010
Second Quarter[(1)]	4.25	0.16	30,928,730
Third Quarter	3.48	1.80	939,910
Fourth Quarter	2.47	1.80	942,600
2003			
First Quarter	2.80	2.02	962,210
Second Quarter	2.84	2.05	1,318,180
Third Quarter	2.72	2.10	1,367,520
October	2.73	2.45	473,130
November	4.00	2.36	1,737,160
December[(2)]	6.60	3.60	6,977,070
2004			
January	6.75	5.22	2,758,270
February (to February 10)	6.39	5.80	658,216

Notes:

(1) On May 24, 2002, Denison consolidated its common shares on a 20 for one basis.

(2) The closing price of the common shares on December 30, 2003, the last trading day prior to the announcement of the Arrangement and the Subscription, and prior to giving effect to the Consolidation, was $6.60.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only contracts entered into by the Corporation or Calfrac within the two-year period preceding the date of this prospectus which may reasonably be regarded as presently material:

1. The Underwriting Agreement dated •, 2004 between the Corporation and the Underwriters. See "Plan of Distribution".

2. The Purchase Option between Denison, Matco Investments and Calfrac dated as of December 30, 2003 granting the option to Denison to acquire all the shares of Calfrac.

3. The Arrangement Agreement providing for the Arrangement and granting the indemnities described under "Risk Factors – Liabilities from Prior Operations".

4. Assignment and Novation Agreement dated December 29, 2003 between Denison, Denison Mines Inc., the federal government and the Ontario provincial government.

5. Confirmation Agreement dated December 29, 2003 between Denison, the federal government, the Ontario provincial government and Matco.

Copies of these Agreements may be inspected at the Corporation's registered office during normal business hours during the period of distribution of the Offered Shares.

RISK FACTORS

An investment in the securities offered hereby should be considered speculative due to the nature of the Corporation's business and its present stage of development. Denison is considering changing the focus of its business to the oilfield services business. Such change is dependent upon the completion of this offering and the Acquisition. If the Acquisition is not completed, the success of this change in business strategy cannot be assured. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained in the prospectus before making an investment decision and consult their own experts where necessary.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Calfrac has no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for fracturing and well stimulation services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for fracturing and well stimulating services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. During the second quarter, when the frost leaves the ground in the spring, many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment, which results in severe restrictions in the level of fracturing, stimulation and other well services. The duration of this period, commonly referred to as the "spring breakup", has a direct impact on the level of Calfrac's activities. Spring breakup occurs earlier in the year in southeastern Alberta than it does in northern Alberta and British Columbia. The timing and duration of spring breakup are dependant on weather patterns but it generally occurs in April and May. Additionally, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by the severity of the Canadian winters. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. Calfrac cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Dependence on Major Customers

Calfrac's customer base consists of more than 150 oil and gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding its broad customer base, the majority of Calfrac's sales revenue comes from fracturing services provided to two exploration and production companies. These two customers provided 59% of Calfrac's revenue in 2003. The largest of these customers provided 52% of Calfrac's revenue in 2003 and 57% of Calfrac's revenue in 2002. This customer was also an equity shareholder of Calfrac during these time periods, but recently disposed of its equity interest. Calfrac has advised the Corporation that it has historically maintained an excellent relationship with this customer and that Calfrac has no reason to believe that there will be any change to this relationship in the future. Calfrac has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005, two of which include minimum work commitments by the customer. In addition, two additional one-year agreements were entered into with this customer in late 2003, after negotiations had begun for the customer to dispose of its equity interest in Calfrac. Notwithstanding the foregoing, there can be no assurance that Calfrac's relationship with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

Calfrac sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers, most of whom are located in Canada and the United States. Should Calfrac's current suppliers be unable to provide the necessary raw materials or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Government Regulation

Calfrac's operations are subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment, and the manufacture, management, transportation and disposal of certain materials used in Calfrac's

operations. Calfrac believes that it is currently in compliance with such laws and regulations. Calfrac has invested financial and managerial resources to ensure such compliance, and anticipates that it will continue to do so in the future. Although such expenditures historically have not been material to Calfrac, such laws or regulations are subject to change. Accordingly, it is impossible for Calfrac to predict the cost or impact of such laws and regulations on its future operations.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, including the generation and disposal of waste and the use and handling of chemical substances. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, particularly for Calfrac's customers, which could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Calfrac's services. The mandatory emissions reductions may also impair Calfrac's ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Calfrac and it is possible that it will adversely affect Calfrac's business, financial condition, results of operations and cash flows.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose Calfrac to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Calfrac continuously monitors its activities for quality control and safety. However, there are no assurances that Calfrac's safety procedures will always prevent such damages. Although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover Calfrac's liabilities. In addition, there can be no assurance that Calfrac will continue to be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable, or that insurance will continue to be available on terms as favourable as Calfrac's existing arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by Calfrac, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Calfrac's ability to conduct normal business operations and on its financial condition, results of operations and cash flows.

Liabilities from Prior Operations

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the prior business of the Corporation. There can be no assurance that any such litigation will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation. See "Legal Proceedings" for a description of the legal proceedings currently against the Corporation.

In connection with the Arrangement, the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc. and the mining leases and mining environmental services related assets of the Corporation were transferred to, and the related liabilities were assumed by, Denison Mines Inc. In accordance with the Arrangement Agreement, each of Denison Resources Inc. and Denison Mines Inc. provided an indemnity to the Corporation. Denison Resources Inc. provided an indemnity to the Corporation for all claims or losses with respect to liabilities relating to the Canadian petroleum and natural gas assets of Denison transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. provided an indemnity to the Corporation for all claims or losses relating to liabilities relating to Denison's business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity provided by Denison Resources Inc. and for matters related to specific liabilities retained by the Corporation. See "Legal Proceedings".

Despite the indemnity provided to the Corporation by each of Denison Resources Inc. and Denison Mines Inc., it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred from the Corporation to each of Denison Resources Inc. and Denison Mines Inc. In addition, it is possible that claims or losses may not be within the scope of either of the indemnities or, if within the scope of these indemnities, they may not be recoverable by the Corporation. Such circumstances will include claims or losses that exceed the limits of the applicable indemnity or if the indemnifying party lacks sufficient financial resources to satisfy its obligations pursuant to the indemnity. Because of the nature of the Corporation's former operations (oil and gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets.

Denison Mines Inc. has assumed the liabilities and obligations of the Corporation under a loan from Cogema, one of Denison's former joint venture partners. Most of the productive assets of Denison Mines Inc. are part of the security granted in favour of Cogema for repayment of the loan. As part of this security, Denison Mines Inc.'s share of net cash flow from the sale of uranium from the Saskatchewan based mining projects is dedicated to the loan's repayment. In addition, the original operating license for the McClean Lake facility, where substantially all of Denison Mine Inc.'s uranium is produced, has been challenged and is currently subject to a hearing at the Federal Court of Appeal. See Note 11(a) of the Notes to the Consolidated Financial Statements of Denison included herein. The impact of an unfavourable decision on the ability of Denison Mines Inc. to satisfy its obligations under the indemnities provided to the Corporation cannot be determined at this time.

Claims and liabilities may arise against the Corporation as a result of Denison being a prior owner or operator of certain oil and gas exploration and production, mining and environmental services assets, and in particular, a mine near Elliot Lake, Ontario, that has been closed since 1992. Pursuant to an assignment and novation agreement dated December 22, 2003 among Denison, Denison Mines Inc., the federal government and the Ontario provincial government, Denison agreed to assign to Denison Mines Inc., and Denison Mines Inc. agreed to assume, Denison's rights and obligations under the Elliot Lake Reclamation Trust, with the federal government and Ontario provincial government providing their consent. Pursuant to a confirmation agreement dated December 29, 2003 among Denison, the federal government, the Ontario provincial government and Matco, the federal government and the Ontario provincial government confirmed that they would not make any claim with respect to Denison's environmental, health and safety obligations associated with the Elliot Lake mining facility, or any claim against any of the debt and equity capital raised, or any assets acquired (whether from capital raised or otherwise), by the Corporation after the completion of the Arrangement, provided that nothing will restrict the power of the governments to pursue the Corporation for any statutory offense under environmental, health or safety legislation occurring prior to such effective date. The board of directors of the Corporation is not aware of any such statutory offense having occurred. The confirmation agreement among Denison, the federal government, the Ontario provincial government and Matco does not limit persons other than the federal government and the Ontario provincial government from making any claims against the Corporation in respect of Denison's ownership and operation of the Elliot Lake mining facility.

Key Personnel

The successful operation of Calfrac's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the ability of the Corporation to expand its services depends upon the ability to attract qualified personnel as needed. The demand for skilled oilfield

employees is high, and the supply is limited. The unexpected loss of the Corporation's key personnel or the inability to retain or recruit skilled personnel could have a material adverse effect on business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which Calfrac participates is highly competitive. To be successful, a provider must provide services that meet the specific needs of oil and gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. Calfrac competes with large national and multi-national companies, such as BJ Services Inc., Halliburton Energy Services, a division of Halliburton Company, and Schlumberger Ltd., that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. In addition, Calfrac competes with several smaller regional competitors, such as Trican Well Services Ltd. and Sanjel Corporation. As a result of competition, Calfrac may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect business, financial condition, results of operations and cash flows.

Currency Exchange Rate Risk

Calfrac's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate, which fluctuates over time. Net income from Calfrac's U.S. operations is denominated in United States dollars, so that a decrease in the value of the Canadian dollar will increase the Canadian dollar amount of net income from U.S. operations. However, as a result of the relative size of Calfrac's U.S. operations, this amount will not be sufficient to offset the increase in expenditures. As a result, a material decrease in the value of the Canadian dollar may negatively impact the Corporation's net revenue.

Absence of Current Business and Acquisition of Calfrac

The Corporation holds no material assets, other than the Purchase Option and certain income tax attributes, and retains certain claims and liabilities of the Corporation including expenses incurred by the Corporation in respect of the Reorganization, certain quantifiable liabilities and certain retained legal proceedings (estimated in aggregate to be approximately $4.5 million) and other expenses incurred by the Corporation including those incurred in connection with this offering and the Acquisition. See "Legal Proceedings". It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed. The Underwriting Agreement also provides that if this offering is completed, but the Acquisition is not completed, the Corporation must call a special meeting of the shareholders of the Corporation within 90 days of the completion of this offering to determine the appropriate use of the proceeds of this offering. If this offering is completed, the Corporation anticipates exercising the Purchase Option and acquiring Calfrac and all liabilities, including environmental liabilities, of Calfrac. Although the Corporation is not aware of any material liabilities relating to Calfrac, it is possible that liabilities may arise in the future which could have a material adverse effect on the Corporation.

Corporate Matters

To date, the Corporation has not paid any dividends on its outstanding common shares. The board of directors of the Corporation may make a determination to pay dividends in the future if circumstances permit.

Additional Financing

There is no guarantee that the Corporation will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favourable terms. Where additional financing is raised by the issuance of common shares or securities convertible into common shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer dilution to their

investment. The Corporation's activities may also be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Conflicts of Interest

Certain of the proposed directors and officers of the Corporation are also directors and officers of other oil and gas and oil and gas service companies, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

There may be situations in which the interests of the proposed directors and management of, and consultants to, the Corporation may conflict with those of the Corporation. Certain members of the proposed management will not be engaged by the Corporation on a full-time basis and are currently involved, and will continue to be involved, in other entities, businesses and activities, some of which are described herein and all of which will place varying and conflicting demands on their time and attention. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Corporation. Any conflicts will be resolved in accordance with the provisions of the ABCA and other applicable laws.

Significant Shareholder

In the event that this offering and the Acquisition are completed, Matco Investments will directly or indirectly own approximately 27% of the issued and outstanding Common Shares. Consequently, Matco Investments will be in a position to significantly influence the outcome of corporate actions requiring shareholder approval, including: electing members of the Corporation's board of directors; adopting amendments to the Corporation's charter documents; and approving a merger or consolidation, liquidation or sale of all or substantially all of the Corporation's assets.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures or goals, the Offered Shares are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Supplemental Pension Plans Act (Québec)

Provided the Common Shares are listed on a prescribed stock exchange at the relevant time, the Offered Shares will on closing of this offering be a qualified investment, within the meaning of the Tax Act, for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Based upon certain representations of the Corporation, the Offered Shares will not, on closing of this offering, constitute "foreign property" under the Tax Act.

LEGAL PROCEEDINGS

Various legal proceedings are pending against the Corporation. Other than those described below, the board of directors of the Corporation considers all such pending proceedings, comprised primarily of labour and employment claims related to the Corporation's former oil and gas operations in Greece, to be routine litigation incidental to the Corporation's business. Of the legal proceedings described below, the Elliot Lake and OilHawk matters are subject to the indemnities provided by Denison Mines Inc. and Denison Resources Inc., as applicable, pursuant to the Arrangement. See "Risk Factors - Liabilities from Prior Operations". The board of directors of the Corporation believes that the resolution of these proceedings will not, individually or in the aggregate, have a material effect on the business, financial condition, results of operations or cash flows of the Corporation (assuming the completion of this offering and the Acquisition). However, the Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this prospectus or any that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation.

Greek Operations

In September 2002, the Greek Court of Appeal overturned the lower court decision that had ruled that the termination of certain former employees of a subsidiary of the Corporation, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In rejecting the lower court decision, the Greek Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments were required to be made. The decision of the Greek Court of Appeal has been appealed by the employees to the Supreme Court of Greece. A hearing of the Supreme Court is not expected until at least the first quarter of 2005. The impact on the Corporation of any adverse decision in this appeal cannot be determined at this time.

In September 2003, the Supreme Court of Greece issued a ruling that another former employee of the Greek subsidiary of the Corporation be compensated for certain vacation days and referred two other compensation matters back for consideration at a new trial at the Court of Appeals of Athens. A hearing date at the Court of Appeals has been set for April 27, 2004. Another set of employees of the Greek subsidiary has received a favourable trial court ruling entitling them to compensation for a miscalculation of severance. This decision is being appealed but no appeal date has been set. The dollar impact on the Corporation of any adverse decision in these actions cannot be determined.

Greek Tax Appeal

The appeal by the Greek tax authorities of a decision in favour of the Greek subsidiary of the Corporation regarding a penalty for incorrectly maintaining books and data regarding the Greek operations in the amount of approximately $130,000 was heard on January 14, 2004. A decision is expected within the next six months.

OilHawk

There is an ongoing claim before the Court of Queen's Bench of Alberta against a predecessor entity of the Corporation by OilHawk Resources Ltd. The claim is fully insured and being handled by the Corporation's insurer.

Elliot Lake

The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has: (i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at Denison Mines Inc.'s decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and (ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land. The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

Claims in respect of Calfrac

Calfrac is not involved in and the Corporation is not aware of any present or pending legal proceedings against Calfrac or in respect of its assets.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Toronto-Dominion Centre, 77 King Street West, Toronto, Ontario M5K 1G8.

Computershare Trust Company of Canada is the registrar and transfer agent for the Common Shares at is principal offices in Calgary, Alberta and Toronto, Ontario.

INTEREST OF EXPERTS

None of Bennett Jones LLP, Stikeman Elliott LLP or any officer or partner thereof has received or will receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. Bennett Jones LLP and the officers and partners thereof as a group (other than Mr. Lambert, a partner of Bennett Jones LLP who is a director of the Corporation), and Stikeman Elliott LLP and the officers, employees and partners thereof as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Corporation and its associates and affiliates. Mr. Lambert's personal family holding company, Mountain Moon Capital Inc., is a shareholder of Matco, which after giving effect to the Subscription will beneficially own approximately • or •% of the Common Shares prior to giving effect to this offering and the Acquisition and approximately • or •% of the Common Shares after giving effect to this offering and the Acquisition.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENTS

Consent Regarding The Corporation

We have read the prospectus of Denison Energy Inc. (the "Corporation") dated •, 2004 relating to the sale and issuance of • Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report dated February 28, 2003 (except for note 13 which is as of •, 2004) to the directors of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended, and to the use in the above-mentioned prospectus of our compilation report dated •, 2004 on the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and for the nine-month period ended September 30, 2003.

Toronto, Ontario
•, 2004 Chartered Accountants

Consent Regarding Calfrac

We have read the prospectus of Denison Energy Inc. (the "Corporation") dated •, 2004 relating to the sale and issuance of • Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report dated •, 2003 to the directors of Calfrac Well Services Ltd. ("Calfrac") on the consolidated balance sheets of Calfrac as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002.

Calgary, Alberta
•, 2004 Chartered Accountants

INDEX TO FINANCIAL STATEMENTS

Financial Statements of the Corporation

Financial Statements of Calfrac

Denison Energy Inc.

Pro Forma Financial Statements
(Unaudited)
Nine months ended September 30, 2003 and year ended December 31, 2002
(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of
Denison Energy Inc.

We have read the accompanying unaudited pro forma balance sheet of Denison Energy Inc. (the "Company") as at September 30, 2003 and unaudited pro forma income statements for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the columns captioned "Denison Energy Inc." to the unaudited financial statements of the Company as at September 30, 2003 and for the nine months then ended, and the audited financial statements of the Company for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Calfrac Well Services Ltd." to the unaudited financial statements of Calfrac Well Services Ltd. as at September 30, 2003 and for the nine months then ended and the audited financial statements of Calfrac Well Services Ltd. for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Denison Energy Inc." and "Calfrac Well Services Ltd." as at September 30, 2003 and for the nine months then ended, and for the year ended December 31, 2002, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Toronto, Ontario
March •, 2004

Denison Energy Inc.

Pro Forma Consolidated Balance Sheet
(Unaudited)
As at September 30, 2003

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Notes	Pro forma consolidated $ (Unaudited)
Assets					
Current assets					
Cash	1,006	653	2,019	2(a)	5,497
			(2,691)	2(b)	
			5,347	2(d)	
			116,250	2(e)	
			(28,780)	2(f)	
			(58,437)	2(g)	
			(26,035)	2(h)	
			(3,835)	2(i)	
Marketable securities	-	1			1
Accounts receivable	4,700	34,351	(4,700)	2(b)	34,351
Inventory	16,671	1,396	(16,671)	2(b)	1,396
Prepaid expenses and deposits	620	1,257	(620)	2(b)	1,257
	22,997	37,658			42,502
Long-term assets					
Inventory in ore stock piles	7,456	-	(7,456)	2(b)	-
Deferred reorganization costs	652	-	(652)	2(i)	-
Capital assets	115,548	76,569	(115,548)	2(b)	76,569
Intangible assets	-	327			327
Goodwill	-	3,276			3,276
Future income taxes	(150)	(6,753)	150	2(b)	69,135
			2,888	2(e)	
			73,000	2(f)	
	146,503	111,077			191,809
Liabilities					
Current liabilities					
Bank indebtedness	4,848	-	(334)	2(a)	
			(3,514)	2(b)	-
			(1,000)	2(i)	
Accounts payable and accrued liabilities	4,837	19,511	(4,652)	2(b)	19,819
			123	2(i)	
Income taxes payable	-	2,915			2,915
Current portion of long-term debt	2,763	11,526	(1,958)	2(b)	4,693
			(6,833)	2(h)	
			(805)	2(i)	
	12,448	33,952			27,427
Long-term liabilities					
Long-term debt	43,097	27,408	(42,292)	2(b)	8,206
			(19,202)	2(h)	
			(805)	2(i)	
Provision for post-employment benefits	9,820	-	(9,820)	2(b)	-
Provision for decommissioning and restoration	6,720	-	(6,720)	2(b)	-
Deferred credit	-	-	62,000	2(f)	62,000
	72,085	61,360			97,633
Shareholders' Equity					
Common shares	5,568	14,342	3,226	2(a)	94,176
			5,347	2(d)	
			125,000	2(e)	
			(5,862)	2(e)	
			11,000	2(f)	
			(14,141)	2(f)	
			(4,454)	2(g)	
			(45,850)	2(j)	
Contributed surplus	1,229	-	(302)	2(a)	-
			(927)	2(j)	
Retained earnings	67,621	35,375	(571)	2(a)	-
			(78,580)	2(b)	
			(28,780)	2(f)	
			14,141	2(f)	
			(53,983)	2(g)	
			(2,000)	2(i)	
			46,777	2(j)	
	74,418	49,717			94,176
	146,503	111,077			191,809

See accompanying notes to the unaudited pro forma consolidated financial statements.

Approved by the Board of Directors

(signed) "E. Peter Farmer" Director　　　(signed) "James S. Blair" Director

Denison Energy Inc.

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the nine month period ended September 30, 2003

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Note	Pro forma consolidated $ (Unaudited)
Revenue	25,158	108,494	(25,158)	2(b)	108,494
Expenses					
Operating expenses	7,775	72,436	(7,775)	2(b)	72,436
Royalties and provincial capital taxes	2,650	-	(2,650)	2(b)	-
Selling, general and administrative	3,075	8,177	(3,075)	2(b)	8,177
Investment income	(249)	-	249	2(b)	-
(Gain) loss on disposal of assets	8	(3)	(8)	2(b)	(3)
Other expenses (income)	-	442			442
	11,899	27,442			27,442
Depreciation, depletion and amortization	7,382	6,387	(7,382)	2(b)	6,387
Drawdown of ore stockpile	3,811	-	(3,811)	2(b)	-
Amortization of intangibles	-	223			223
Write-down of oil and gas properties	12,000	-	(12,000)	2(b)	-
Stock option expense	292	-	(292)	2(b)	-
Interest	2,334	1,687	(2,334) (1,087) 28	2(b) 2(b) 2(h)	628
Earnings before income taxes	(13,920)	19,145			20,204
Income taxes					
Current	256	5,975	(256) (5,860)	2(b) 2(f)	115
Future					
Future	(150)	857	150 6,262	2(b) 2(f)	7,119
Deferred credit	-	-	(6,047)	2(f)	(6,047)
	(150)	857			1,072
Net income for period	(14,026)	12,313			19,017
Earnings per common share [note 3]					[$•]

See accompanying notes to the unaudited pro forma consolidated financial statements.

Denison Energy Inc.

Pro Forma Consolidated Statement of Earnings
(Unaudited)
For the year ended December 31, 2002

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Note	Pro forma consolidated $ (Unaudited)
Revenue	37,966	96,066	(37,966)	2(b)	96,066
Expenses					
Operating expenses	10,837	64,795	(10,837)	2(b)	64,795
Royalties and provincial capital taxes	3,793	-	(3,793)	2(b)	-
Selling, general and administrative	3,985	7,419	(3,985)	2(b)	7,419
Investment income	(122)	-	122 (421)	2(b) 2(b)	(421)
(Gain) loss on disposal of assets	563	-	(563)		-
Other expenses (income)	-	(71)			(71)
	18,910	23,923			24,344
Depreciation, depletion and amortization	7,821	6,042	(7,821)	2(b)	6,042
Drawdown of ore stockpile	4,912	-	(4,912)		-
Amortization of intangibles	-	298			298
Stock option expense	9	-	(9)		-
Interest	3,239	1,569	(3,239) (490)	2(b) 2(h)	1,079
Earnings before income taxes	2,929	16,014			16,925
Income taxes					
Current	413	4,215	(413) (4,062)	2(b) 2(f)	153
Future					
Future	(552)	1,775	552 4,408	2(b) 2(f)	6,183
Deferred credit	-	-	(5,251)	2(f)	(5,251)
	(552)	1,755			932
Net income for period	3,068	10,024			15,840
Earnings per common share [note 3]					[$•]

See accompanying notes to the unaudited pro forma consolidated financial statements.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

1. Basis of presentation

These unaudited pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the prospectus of Denison Energy Inc. (the "Company") dated •, 2004 relating to the issue and sale of • common shares (the "Offering"). These unaudited pro forma consolidated financial statements are based on the historical financial statements of the Company and Calfrac Well Services Ltd. ("Calfrac"), together with other information available to the Company's management.

These unaudited pro forma consolidated financial statements reflect the arrangement of the Company pursuant to section 182 of the Business Corporations Act (Ontario) (the "Arrangement") that became effective on March •, 2004 and the subscription for • common shares by Matco Capital Ltd. for aggregate proceeds of $5,347 on March • 2004 pursuant to an agreement dated December 30, 2003 (the "Subscription"), each entered into by the Company prior to the issue and sale of common shares pursuant to the Offering. These unaudited pro forma consolidated financial statements have been prepared to give effect to the acquisition of all of the shares of Calfrac for cash consideration of $28,780 and the issuance of • common shares to the current shareholders of Calfrac as consideration for their Calfrac shares pursuant to the exercise of an option granted to the Company by the shareholders of Calfrac on December 30, 2003 (the "Purchase Option") (collectively, the "Proposed Transactions").

These unaudited pro forma consolidated financial statements also reflect certain financing agreements entered into by Calfrac subsequent to September 30, 2003.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would actually have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the December 31, 2002 audited consolidated financial statements and the unaudited consolidated financial statements for the nine month period ended September 30, 2003 of Calfrac and the audited consolidated financial statements for the year ended December 31, 2002 and the unaudited consolidated financial statements for the nine month period ended September 30, 2003 of the Company.

Certain financial statement items have been reclassified for comparative purposes.

After the Arrangement, the Subscription, the Offering and the acquisition of Calfrac, future financial statements of the Company will reflect the financial results of Calfrac with Calfrac historical financial information shown as the comparative figures.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

2. **Pro forma adjustments and assumptions**

The pro forma consolidated balance sheet gives effect to the Proposed Transactions as if they occurred as at September 30, 2003 and the pro forma consolidated statements of earnings give effect to the Proposed Transactions as if they occurred on January 1, 2002.

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are in accordance with those disclosed in the Company's and Calfrac's audited consolidated financial statements for the year ended December 31, 2002.

These unaudited pro forma consolidated financial statements give effect to the following transactions, assumptions and adjustments:

(a) The Company collects $2,353 from the assumed exercise of 964,833 stock options at prices ranging from $2.22 to $3.15 per share. It is assumed that $334 will be retained by the Company, $1,685 transferred to Denison Mines Inc. and $334 applied against the bank indebtedness of Denison Resources Inc.;

(b) The Company transfers its mining and environmental services businesses to Denison Mines Inc. and its Canadian oil and gas business to Denison Resources Inc. and distributes the common shares of Denison Mines Inc. and Denison Oil Corporation (the parent of Denison Resources Inc.) to its existing shareholders, pursuant to the Arrangement;

(c) The outstanding common shares of the Company are consolidated on a twenty-one for one basis, pursuant to the Arrangement;

(d) The Company issues • common shares at $7.35 per share pursuant to the Subscription for approximate gross proceeds of $5,347;

(e) The net proceeds of the Offering of • common shares by the Company amounts to $116,250. Transaction and issuance costs of $8,750 are assumed to have been incurred. For these costs, applying an effective tax rate of 33% provides for the recognition of a future income tax asset ("FITA") in the amount of $2,888 with the remaining $5,862 of the costs reducing the common share balance;

(f) The Company exercises the Purchase Option to acquire Calfrac for • common shares at an ascribed value of $115,120 and $28,780 of cash raised through the Offering.

The Company's exercise of the Purchase Option allows the currently unrecognized existing tax pools of the Company to be recognized as a FITA. This transaction has been treated for accounting purposes as required in the Canadian

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

Institute of Chartered Accountants Emerging Issues Committee Abstract #110, which takes into account the relevant status of the Company after the transactions stated in 2(b) above.

With tax pool amounts of approximately $224,000 federally and approximately $173,000 provincially and an effective tax rate of 33%, $73,000 is recognized as a FITA. The fair value of the tax pools acquired of $11,000, established by an earlier arm's length transaction, is credited to common stock. The difference of $62,000 between the FITA recognized and the fair value of the tax pools is recorded as a deferred credit.

For the year ended December 31, 2002 and the nine month period ended September 30, 2003, the existing current income tax expense and the increase from the reduction of interest expense and increase in interest income in 2(h) will be eliminated by the tax pool value now recognized;

(g) Calfrac assumes a debt obligation of $58,437 incurred in connection with an acquisition of 4,289,844 Calfrac shares prior to the acquisition of the shares of Calfrac. The creditor is entitled to demand payment of the obligation following a change of control of Calfrac, which occurs with the Company's closing of the Purchase Option. It is assumed that the creditor demands payment and that proceeds from the Offering in the amount of $58,437 are paid to satisfy the obligation. The 4,289,844 Calfrac shares are cancelled and the payment is treated as a proportionate return of capital in the amount of $4,454 and a distribution of retained earnings in the amount of $53,983;

(h) Proceeds from the Offering are used to pay $26,035 of the pre-existing Calfrac bank debt. The principal amount of the debt at January 1, 2002 was $7,837. It is assumed that the unused proceeds earned interest income at the average bank rate for the period. The repayment of this debt reduces interest expense in 2002 by $490 and for the nine month period ended September 30, 2003 by $1,087;

(i) Reduction of liabilities with the cash from the Subscription in the amount of $1,000 of the Company's bank indebtedness, $1,610 of Ontario tax liability and additional transaction costs of $1,348; and

(j) As approved by the shareholders as part of the Arrangement, the deficit of $46,777 will be reduced to zero with corresponding reductions in contributed surplus of $927 to zero and common shares of $45,850 to $94,176.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

3. Earnings per share

The authorized share capital of the Company is an unlimited number of common shares, without nominal or par value.

The issued capital and related recorded values after giving effect to the Proposed Transactions including the twenty-one for one share consolidation as described in 2(c) above is set out below:

	Number of Common Shares	Amount $	Note
On completion of Proposed Transactions			
Described above			
Denison shareholders			
As of December 31, 2002	843,130	5,568	
As per exercise of options	45,944	3,226	2(a)
As per Subscription	727,424	5,347	2(d)
Public shareholders	•	119,138	2(e)
Calfrac shareholders	•	14,342	2(f)
Denison common stock elimination		(14,141)	2(f)
Tax pool recognition		11,000	2(f)
Cancellation of Calfrac shares		(4,454)	2(g)
Deficit elimination		(45,850)	2(j)
	•	94,176	

Auditors' Report

To The Directors of Denison Energy Inc.

We have audited the consolidated balance sheets of Denison Energy Inc. as at December 31, 2002, December 31, 2001 and December 31, 2000, and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002, December 31, 2001 and December 31, 2000 and the results of its operations and its cash flows for the years ended December 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Toronto, Canada
February 28, 2003
(except for note 13 which is as of • , 2004)

Denison Energy Inc.
Consolidated Balance Sheets

	As at September 30		As at December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
ASSETS					
Current Assets					
Cash and cash equivalents	**$ 1,006**	$ 1,489	**$ 998**	$ 2,177	$ 5,563
Marketable Securities (quoted market value 2000 - $3,223)	**—**	—	**—**	—	2,841
Accounts receivable	**4,700**	4,951	**13,084**	13,651	13,885
Inventories and prepaid expenses *(note 2)*	**17,291**	18,548	**15,115**	14,214	9,978
	22,997	24,988	**29,187**	30,042	32,267
Inventory of ore in stockpiles *(note 2)*	**7,456**	10,550	**9,689**	13,413	11,743
Property, plant and equipment *(note 3)*	**115,548**	128,362	**131,524**	129,978	122,368
Deferred reorganization costs	**652**	—	**—**	—	—
	146,653	$ 163,900	**$170,400**	$173,433	$166,378
LIABILITIES					
Current Liabilities					
Bank indebtedness *(note 4)*	**$ 4,848**	$ 2,152	**$ 3,790**	$ 1,918	$ —
Accounts payable and accrued liabilities	**4,837**	4,003	**7,227**	9,243	8,761
Current portion of long-term debt *(note 5)*	**2,763**	3,605	**10,712**	11,961	11,086
	12,448	9,760	**21,729**	23,122	19,847
Long-term debt *(note 5)*	**43,097**	48,789	**43,558**	51,700	51,622
Provision for post-employment benefits *(note 6)*	**9,820**	10,197	**10,063**	10,476	11,033
Provision for decommissioning and site restoration *(note 7)*	**6,720**	6,832	**6,598**	6,710	6,313
Future income taxes *(note 8)*	**150**	740	**300**	983	2,773
	72,235	76,318	**82,248**	92,991	91,588
SHAREHOLDERS' EQUITY *(note 9)*	**74,418**	87,582	**88,152**	80,442	74,790
	$ 146,653	$ 163,900	**$170,400**	$173,433	$166,378

Contingent liabilities and commitments *(note 11)*

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD

(signed) "E. Peter Farmer"
Director

(signed) "James S. Blair"
Director

Denison Energy Inc.
Consolidated Statements of Earnings (Loss)

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands except per share data)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Revenue	**$ 25,158**	**$ 24,459**	**$ 37,966**	$ 32,064	$ 39,813
Operating and exploration costs	**20,418**	**15,293**	**25,844**	20,708	21,444
Write-down of oil and gas properties *(note 3(c))*	**12,000**	–	–	–	–
Royalties and provincial capital taxes	**2,650**	**2,535**	**3,793**	2,071	2,098
Interest expense *(note 5)*	**2,334**	**2,431**	**3,239**	4,448	5,981
General corporate expenses	**1,633**	**1,719**	**2,274**	2,005	2,262
Stock option expense *(note 9)*	**292**	–	**9**	–	–
Investment and other income	**(249)**	**(94)**	**(122)**	(382)	(1,421)
	39,078	**21,884**	**35,037**	28,850	30,364
Earnings (loss) before income taxes	**(13,920)**	**2,575**	**2,929**	3,214	9,449
Income tax expense (recovery) *(note 8)*	**106**	**68**	**(139)**	(1,504)	418
Net earnings (loss) for the period	**(14,026)**	**$ 2,507**	**$ 3,068**	$ 4,718	$ 9,031
Net earnings (loss) per Common Share					
- Basic (note 9(e))	**$ (0.79)**	**$ 0.15**	**$ 0.18**	$ 0.30	$ 0.57
- Diluted (note 9(e))	**$ (0.79)**	**$ 0.15**	**$ 0.18**	$ 0.29	$ 0.55

Consolidated Statements of Retained Earnings

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Retained earnings - beginning of the period	**$ 81,647**	$ 78,579	**$ 78,579**	$ 73,861	$ 64,830
Net earnings (loss) for the period	**(14,026)**	2,507	**3,068**	4,718	9,031
Retained earnings - end of the period	**$ 67,621**	$ 81,086	**$ 81,647**	$ 78,579	$ 73,861

The accompanying notes are an integral part of these financial statements.

Denison Energy Inc.
Consolidated Statements of Cash Flows

(in thousands)	For the Nine Months Ended September 30 2003 (unaudited)	For the Nine Months Ended September 30 2002 (unaudited)	For the Year Ended December 31 2002	For the Year Ended December 31 2001	For the Year Ended December 31 2000
Operating Activities					
Net earnings (loss) for the period	**$ (14,026)**	$ 2,507	**$ 3,068**	$ 4,718	$ 9,031
Items not affecting cash:					
Depletion, amortization and reclamation	**7,382**	6,142	**7,764**	6,862	6,062
Write-down of oil and gas properties *(note 3(c))*	**12,000**	—	—	—	—
Drawdown of ore from stockpiles	**3,811**	4,057	**4,912**	5,863	6,272
Loss (gain) on sale or write-down of assets	—	—	**563**	514	(70)
Increase (decrease) in future income tax	**(150)**	(243)	**(683)**	(1,790)	183
Stock option costs expensed *(note 9(d))*	**292**	—	**9**	—	—
Decrease (increase) in operating working capital *(note 10)*	**2,551**	(2,068)	**(3,846)**	(11,028)	(27,957)
Funding of post employment benefits	**(200)**	(279)	**(455)**	(482)	(442)
Funding of Elliot Lake Reclamation Trust Fund	**(40)**	(19)	**(279)**	(256)	(631)
Net cash generated by operating activities	**10,976**	10,097	**11,053**	4,221	(7,552)
Financing Activities					
Increase (decrease) in bank indebtedness	**1,058**	234	**1,872**	(367)	—
Additions to long-term debt	**16,287**	16,353	**19,691**	26,474	28,161
Repayments of long-term debt	**(24,698)**	(27,620)	**(29,082)**	(25,521)	(37,379)
Issue of Common Shares net of issue costs of $355	—	4,645	**4,645**	—	—
Purchase of fractional Common Shares for cancellation	—	(12)	**(12)**	—	—
	(7,353)	(6,400)	**(2,886)**	586	(9,218)
Investing Activities					
Additions to property, plant and equipment	**(4,692)**	(4,497)	**(9,499)**	(9,017)	(3,138)
Sale of marketable securities	—	—	**143**	62	242
Proceeds on sale of other assets	**1,087**	112	—	2,678	2,095
Acquisition of Innovative Energy Ltd. *(note 12)*	—	—	—	(1,916)	—
	(3,605)	(4,385)	**(9,356)**	(8,193)	(801)
Increase (decrease) in Cash and Cash Equivalents	**18**	(688)	**(1,189)**	(3,386)	(17,571)
Cash and Cash Equivalents - Beginning of Period	**988**	2,177	**2,177**	5,563	23,134
Cash and Cash Equivalents - End of Period	**$ 1,006**	$ 1,489	**$ 988**	$ 2,177	$ 5,563
Supplemental Cash Flow Information					
Payments for interest	**$ 2,258**	**$ 2,439**	**$ 3,239**	$ 4,448	**$ 5,832**
Payments for income and large corporation taxes	**$ 262**	**$ 254**	**$ 531**	$ 286	**$ 219**

The accompanying notes are an integral part of these financial statements.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change of Name
On May 24, 2002 the Corporation filed Articles of Amendment that effective that day changed the corporation's name from Denison Mines Limited to Denison Energy Inc.

Nature of Operations
The Corporation operates in the mining, oil and gas and environmental service sectors. Mining activities include a 22.5% interest in the McClean Lake uranium property and mill in northern Saskatchewan, where uranium production reached commercial levels in November 1999, a 19.96% interest in the Midwest uranium deposit and mineral evaluation and exploration. Oil and gas activities consist primarily of the exploration for and production of oil and natural gas in Western Canada, where the Corporation resumed operations in late 2000 and has expanded through both exploration and acquisitions including the Innovative acquisition described in note 12. The Corporation also holds oil and gas exploration acreage in Greece. Environmental services activities include mine decommissioning services and monitoring of closed mine sites.

Basis of Presentation
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the economic lives and recoverability of mining and oil and gas assets, the provisions for decommissioning and reclamation, post-employment benefits, future income taxes and the evaluation of contingent liabilities. Actual results could differ materially from those estimates. The summary of significant accounting policies below describes the accounting methods and practices that have been used in the preparation of these consolidated financial statements. This summary is presented to assist the reader in interpreting the statements contained herein.

Certain comparative figures for prior periods have been reclassified to conform with the presentation adopted in these financial statements. This reclassification has no impact on net earnings or retained earnings.

Consolidation Principles
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The Corporation's interests in the McClean Lake and Midwest uranium joint ventures and its oil and gas joint ventures are accounted for using the proportionate consolidation method. Under this method, the Corporation includes its proportionate share of assets, liabilities, revenues and expenses.

Revenue Recognition
Mining and oil and gas revenue are recognized when title passes from the Corporation to its customer. Revenue on decommissioning contracts is recognized using the percentage of completion method, where sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Royalty revenue is recognized when earned under the respective agreement.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities not exceeding 90 days and are stated at cost, which approximates market value.

Inventories and Prepaid Expenses
Uranium concentrates, assets purchased for resale, supplies and ore in stockpiles are recorded at the lower of average cost and net realizable value. Inventory of ore in stockpiles consists of actual costs to remove overburden and mine ore together with the amortization of open pit mining equipment and is charged to production using the units of production method.

Property, Plant and Equipment
Mining Property, Deferred Exploration and Development Costs
Exploration costs and property acquisition costs are expensed as incurred unless it is determined that a project contains economically recoverable reserves, in which case all such costs relating to that project for the current and subsequent years are capitalized. Pre-production costs, net of revenue during the start-up phase, are capitalized as development costs until the project is capable of sustained operations at commercial production levels. Capitalized mining property, deferred exploration and development costs are amortized using the unit of production method over the expected life of the mine after commercial production levels are attained.

Mine Buildings, Plant and Equipment
Mine buildings, plant and equipment are recorded at cost. Mine buildings, plant and equipment are amortized to estimated residual value over the shorter of the life of the mine, or specific period that the mill or other specific asset will be utilized, using the units of production method. When assets are retired or sold, the resulting gains or losses are reflected in current earnings.

Mining Property Evaluations
The carrying values of mining, exploration and development properties and related mine buildings and equipment are periodically assessed by management to determine whether the net recoverable amount exceeds the carrying value of the project. Any unrecoverable amount is written off against earnings. The net recoverable amount represents future undiscounted cash flows determined using proven, probable and expected reserves and estimated selling prices which reflect both historical prices and expected future selling prices, less operating, capital, financing and reclamation costs.

Oil and Gas Properties, Plant and Equipment
The Corporation's oil and gas properties, plant and equipment are carried at the lower of cost and net recoverable amount. All costs associated with the exploration for and the development of oil and gas properties are capitalized providing the total capitalized cost does not exceed the net recoverable amount. All costs of the Corporation's oil and gas property, plant and equipment are capitalized in one producing cost centre. Depletion is provided on capitalized costs in this producing cost centre by the units of production method based on estimated proven reserves.

Oil and Gas Property Evaluations
Net recoverable amount is the aggregate of estimated undiscounted future net revenues from proven reserves less operating, administration, financing and income tax expense. Estimated future net revenues are determined using year-end prices. The Corporation periodically reviews the costs associated with preproduction stage cost centres to determine whether costs are likely to be recovered. Any unrecoverable amount is written off against earnings.

Other Property, Plant and Equipment
Other property, plant and equipment are amortized according to the straight-line method based on their estimated useful lives, which range from three to twenty years.

Capitalization of Interest
Net interest costs incurred during the development, construction and start-up phase of major projects are capitalized.

Decommissioning and Site Restoration Cost

Estimated decommissioning and site restoration costs of resource properties are accrued and charged to operations using the unit of production method. Provisions with respect to site restoration include long-term treatment and monitoring costs of a longer term nature and are calculated on a discounted basis and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related decommissioning and site restoration liability. The Corporation's resource activities are subject to various governmental laws and regulations related to the protection of the environment. The Corporation has made and continues to make expenditures in order to comply with or exceed such laws and regulations. The Corporation is continuously updating its decommissioning and site restoration cost estimates. Such estimates are, however, subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when applicable.

Post Employment Benefits

The Corporation provides dental, supplemental health care and life insurance benefits, but not pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and was accrued over the service life of this retiree group. The most recent actuarial valuation of this obligation was performed as of September 30, 2002. The interest cost on this unfunded liability and the surplus are being amortized over the remaining lives of this retiree group.

Future Income Taxes

The Corporation follows the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary timing differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. Benefits which are recognized in respect of tax deductions which arose prior to the Corporation's comprehensive revaluation of assets in 1995 are credited directly to retained earnings and benefits which are recognized in respect of tax deductions which arose subsequent to the comprehensive revaluation of the Corporation's assets are credited to net earnings. The Canadian federal large corporation tax on capital is included in the provision for income taxes.

Translation of Foreign Currencies

Monetary assets and liabilities and non-monetary items carried at market value are translated into Canadian dollars at the period-end exchange rate. Other non-monetary items and revenues and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization which are translated at the same rate as the related assets.

Financial Instruments

The carrying amounts for cash and short-term deposits, accounts receivable, inventories and prepaid expenses, accounts payable and accrued liabilities on the balance sheets approximate fair value because of the limited term of these instruments. The fair market value of long-term debt approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.

Stock Option Plans

In 2002 the Corporation adopted prospectively the requirements of the CICA handbook section 3470, "Stock-Based Compensation and Other Stock Based Payments." As encouraged by section 3470, the Corporation has adopted the fair value based method to account for stock-based transactions with directors, and eligible employees for options granted in 2002. The value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Corporation, together with the amount in contributed surplus will be credited to Common Share capital. For options granted prior to January 1, 2002 the Corporation continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the Corporation will be recorded as Common Share capital.

Earnings per share

Basic earnings per Common Share are computed by dividing net earnings by the weighted average number of Common Shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from exercise of in-the-money stock options are used to repurchase Common Shares at the prevailing market rate.

2. INVENTORIES AND PREPAID EXPENSES

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Uranium concentrate	**$ 11,782**	$ 11,063	$ 8,046	$ 7,064	$ 593
Inventory of ore in stockpiles	**10,970**	15,383	14,522	18,246	18,628
Mine supplies	**1,375**	1,396	1,405	1,543	1,978
Mining equipment acquired for resale	**—**	483	—	483	409
Prepaid expenses	**620**	773	831	291	113
	24,747	29,098	24,804	27,627	21,721
Less: Non-current portion - Inventory of ore in Stockpiles	**7,456**	10,550	9,689	13,413	11,743
Current portion inventories and prepaid Expenses	**$ 17,291**	$ 18,548	$ 15,115	$ 14,214	$ 9,978

Stockpiles include inventory from two open pit mining areas at the McClean Lake minesite where mining was completed in February 2002. Ore from these stockpiles will be processed over several years.

3. PROPERTY, PLANT AND EQUIPMENT

(a) The net property, plant and equipment balance consists of:

	As at September 30			
	2003			2002
	Cost	**Accumulated depletion and amortization**	**Net**	Net
	(unaudited and in thousands)			
Mining				
McClean Lake / Midwest uranium projects	**$ 130,421**	**$ 24,454**	**$ 105,967**	$ 111,618
Oil and Gas	**25,819**	**16,620**	**9,199**	16,376
Environmental Services	**620**	**238**	**382**	368
	$ 156,860	**$ 41,312**	**$ 115,548**	$ 128,362

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

	As at December 31				
	2002			2001	2000
	Cost	Accumulated depletion and amortization	Net	Net	Net
					(in thousands)
Mining					
McClean Lake/Midwest uranium Projects	$ 130,261	$ 19,537	$ 110,724	$ 116,082	$ 121,514
Oil and Gas	22,715	2,268	20,447	13,559	550
Environmental Services	547	194	353	337	304
	$ 153,523	$ 21,999	$ 131,524	$ 129,978	$ 122,368

(b) As at September 30, 2003 the Corporation has a 22.5% interest in the McClean Lake mine and mill and a 19.96% interest in the Midwest uranium project, both located in northern Saskatchewan. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits. A toll milling agreement has been signed with the participants in the Cigar Lake Joint Venture that provides for the processing of a substantial portion of the future output of that mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee. In determining the amortization rate for the McClean Lake mill, the Corporation has reduced the amount to be amortized by its expected share of future toll milling revenue.

(c) In September 2003 the Corporation recorded a write-down of its Canadian oil and gas properties by $12,000,000. This write-down was calculated using September 30, 2003 oil and natural gas prices and updated reserve reports for its oil and gas properties.

4. BANK INDEBTEDNESS

As at December 31, 2002 the Corporation had a borrowing facility of up to $6,000,000. Subsequent to year-end, as a result of the fact that substantial proven gas reserves are awaiting pipeline allocation and the short production history of two new wells, this borrowing facility was $5,300,000 as at September 30, 2003. This facility is subject to an annual review and is repayable from oil and gas cash flows and as discussed in note 13(d). This facility bears interest at Canadian bank prime (which was 4.5% on December 31, 2002) plus 0.5% and is secured by a first charge on certain oil and gas properties and a floating charge on other assets in the Western Canadian Basin and not pledged under the facilities described in notes 5(b) and 5(c).

5. LONG-TERM DEBT

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
McClean Lake loan (note 5(b))	$ 44,250	$ 50,086	$ 51,962	$ 60,724	$ 59,316
Other long-term debt (note 5(c))	1,610	2,308	2,308	2,937	3,392
	45,860	52,394	54,270	63,661	62,708
Less: Current portion	2,763	3,605	10,712	11,961	11,086
	$ 43,097	$ 48,789	$ 43,558	$ 51,700	$ 51,622

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(b) The McClean Lake loan from Cogema Resources Inc. finances the Corporation's share of the costs of development and operation of the McClean Lake mine and mill and Midwest uranium project. This loan is secured only by the Corporation's interest in the McClean Lake mine and mill and the Midwest uranium project. The Corporation's share of net cash flow from McClean Lake uranium sales is dedicated to the loan's repayment. The Corporation has the right to prepay portions of the loan facility and redraw amounts prepaid, including interest savings from amounts prepaid, on 45 days' notice. As at September 30, 2003, the Corporation has the ability to redraw $3,208,000. Interest on this loan is payable at Canadian bank prime plus 1%. The loan is currently scheduled to mature on December 31, 2005, but will be extended to December 31, 2010 if, prior to December 31, 2005, a production decision is made to develop the Midwest uranium project. Any principal balance outstanding at maturity is repayable at 20% per annum. It is not possible to determine the fair value of the McClean Lake loan.

(c) Other long-term debt of $1,610,000 as at September 30, 2003 is repayable over two years up to August 31, 2005 in annual installments plus interest which approximates Canadian bank prime. Principal payments in the next two years are: 2004 - $761,000 and 2005 - $849,000.

(d) The Corporation has a line of credit for $300,000 from a Canadian Chartered Bank. This line of credit bears interest at Canadian bank prime and is secured by a short-term deposit. At September 30, 2003, $26,000 was drawn against this line of credit.

(e) Interest expense on long-term debt was as follows:

	Nine months ended September 30		For the year ended December 31		
	2003 (unaudited)	2002 (unaudited)	2002	2001	2000 (in thousands)
McClean Lake loan	**$ 2,148**	$ 2,093	$ 2,798	$ 4,186	$ 5,623
Other long-term debt	**90**	94	117	246	89

6. POST EMPLOYMENT BENEFITS

The Corporation's post employment benefits accrual includes life insurance for each of its former Canadian employees who retired on immediate pension prior to 1997, together with the future cost of medical and dental benefits as set out in the group policies. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage included in the plan and other assumptions including a growth in medical cost of up to 13% initially, decreasing over five years to 8% per annum and a growth in dental costs of 6% per annum, subject to limits set out in the group policies.

The Corporation's post employment benefit plan is not funded. Changes in the accrued benefit obligation are as follows:

	Nine months ended September 30		For the year ended December 31	
	2003	**2002**	2002	2001 (in thousands)
Accrued benefit obligation – beginning of year	**$ 5,714**	**$ 5,834**	$ 5,834	$ 5,966
Benefits paid	**(200)**	**(310)**	(455)	(482)
Interest cost	**252**	**251**	335	350
Accrued benefit obligation – end of year	**5,766**	**5,775**	5,714	5,834
Unamortized initial transitional surplus	**4,454**	**4,847**	4,749	5,142
	10,220	**10,622**	10,463	10,976
Less: Current portion included in accounts payable	**400**	**425**	400	500
	$ 9,820	**$ 10,197**	$ 10,063	$ 10,476

The unamortized initial transitional surplus is being amortized over the expected 12.5 year (as of September 2002) average life expectancy of this retiree group.

7. DECOMMISSIONING AND SITE RESTORATION

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Elliot Lake					
Elliot Lake mine site restoration accrual *(note 7b))*	**$ 7,681**	$ 8,059	$ 7,984	$ 8,418	$ 9,045
Less: Balance in Elliot Lake Reclamation Trust Fund *(note 7(b))*	**1,342**	1,421	1,606	1,761	2,132
	6,339	6,638	6,378	6,657	6,913
Less: Current portion included in accounts payable	**350**	400	400	425	600
	5,989	6,238	5,978	6,232	6,313
McClean Lake uranium operations *(note 7(c))*	**584**	479	498	388	–
Canadian oil and gas *(note 7(d))*	**147**	115	122	90	–
	$ 6,720	$ 6,832	$ 6,598	$ 6,710	$ 6,313

(b) The Corporation's Elliot Lake uranium mine closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Corporation conducts its activities at both the Denison and Stanrock sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Corporation's best estimate of the future reclamation cost based on assumptions as to levels of treatment which will be required in the future. The financial effect of future changes, if any, in requirements, laws, regulations and operating assumptions may be significant, and will be recognized if and when applicable.

Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, the Corporation was required to deposit 90% of its cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent agreement with the governments provides for the suspension of the Corporation's obligation to deposit 90% of its cash flow into the Reclamation Trust, provided the Corporation maintains a balance in the Reclamation Trust equal to estimated reclamation spending for the succeeding six calendar years. Withdrawals from this trust fund can only be made with the approval of the Governments of Canada and Ontario, to fund Elliot Lake site restoration costs. The Corporation believes that the current Reclamation Trust balance will be adequate to fund these costs through 2008.

(c) In addition the McClean Lake operation is subject to environmental regulations as set out by Saskatchewan Environment and the Canadian Nuclear Safety Commission. As required by Saskatchewan Environment, the operator of the McClean Lake joint venture has arranged Letters of Credit securing future decommissioning and reclamation liabilities. The Corporation has agreed to indemnify the operator for its proportionate share of any loss incurred up to a maximum amount of $7,755,000.

(d) The Corporation has estimated future removal and site restoration costs of $957,000 at September 30, 2003 (December 31, 2002 - $325,000, December 31, 2001 - $278,000, December 31, 2000 - $182,000) for abandoning its Canadian oil and gas wells and facilities.

8. INCOME TAXES

(a) Since the Corporation operates in three industrial and geographic segments, its income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Corporation's effective rate of income and resource taxes is as follows:

	For the Year Ended December 31	
	2002	2001
		(in thousands)
Earnings before income taxes	**$ 2,929**	$ 3,214
Combined federal and provincial income tax rate	**43.50%**	43.04%
Computed income tax expense	**$ 1,274**	$ 1,383
Increase (decrease) in taxes resulting from:		
Benefit of previously unrecognized federal and provincial tax pools	**(1,198)**	(1,307)
Resource allowance	**(81)**	(61)
Reduction in Ontario income tax rate due to lower income allocation to Ontario	**—**	(2,000)
Adjustments relating to other years	**(469)**	—
Other	**(78)**	195
Ontario income tax recovery	**(552)**	(1,790)
Federal large corporation tax	**413**	286
Income tax recovery	**$ (139)**	$ (1,504)

(b) The Corporation uses the asset and liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Corporation's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Corporation's income taxes payable for the year or a later period. The Corporation's future tax liability arises in computing its Ontario tax liability, from the deduction of temporary differences, principally capital cost allowance, Canadian exploration and development expenses of $30 million more for tax than accounting, less the future tax reduction expected from the utilization of non-capital losses of $20 million which expire in 2006. As at December 31, 2002, the Corporation has not recognized the future tax benefits for both Federal and Saskatchewan tax purposes, from the future utilization of non-capital loss carry forwards of $21 million expiring in 2006 or temporary tax differences in excess of book values of $208 million that it can carry forward to shelter future Federal and Saskatchewan income tax liabilities. Of this amount, $97 million relates to deductions which arose prior to the Corporation's comprehensive revaluation of assets in 1995. In 2002, the Corporation was able to offset its entire Federal and Saskatchewan income tax expense against these unrecognized tax deductions.

9. SHAREHOLDERS' EQUITY

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Common stock *(note 9(b))*	**$ 5,568**	$ 5,568	$ 5,568	$ 935	$ 1
Common Share Purchase Warrants *(note 9(c))*	**—**	—	—	688	688
Contributed Surplus *(note 9(c))*	**1,229**	928	937	240	240
Retained Earnings	**67,621**	81,086	81,647	78,579	73,861
	$ 74,418	$ 87,582	$ 88,152	$ 80,442	$ 74,790

(b) Common Stock

Authorized

The authorized share capital consists of an unlimited number of Common Shares.

Issued

Changes in issued Common Shares were as follows:

	Number of Shares	(in thousands of $)
Balance as of December 31, 2000	**15,893,560**	$ 1
Shares issued on acquisition of Innovative Energy Inc. net of issued cost of $33,000 (note 12(d))	**386,880**	934
Balance as of December 31, 2001	**16,280,440**	935
Purchase and cancellation of fractional Common Shares resulting from one for 20 share consolidation	**(3,287)**	(12)
Issue of flow-through Common Shares net of $355,000 issue Costs	**1,428,571**	4,645
Balance as of September 30, 2003 and December 31, 2002	**17,705,724**	$ 5,568

All Common Stock balances have been restated to reflect a one for 20 share consolidation, which became effective on May 24, 2002. Prior period earnings per share have been calculated to give effect to this share consolidation as if the share consolidation had been effective at the beginning of the earliest period presented.

(c) Contributed Surplus and Common Share Purchase Warrants

	Nine months ended September 30		For the year ended December 31 (in thousands)		
	2003	2002	2002	2001	2000
Balance – beginning of period	**$ 937**	$ 240	$ 240	$ 240	$ 240
Expiry at 549,550 Common Share Purchase Warrant on July 18, 2002	**—**	688	688	—	—
Common Share Stock Options expensed (note 9(d))	**292**	—	9	—	—
Balance – end of period	**$ 1,229**	$ 928	$ 937	$ 240	$ 240

(d) Stock Option Plan

The Corporation has issued stock options pursuant to a Stock Option Plan, approved by shareholders in 1996, under which the Board of Directors may issue up to 2,384,000 Common Shares to directors, eligible employees and service providers. Under this plan the exercise price of each option equals the market price of the Corporation's stock on the date of the grant. A portion of the issued options vest on the anniversary of their grant, except that all options outstanding vest immediately on a takeover. Options expire if unexercised after ten years. A summary of the status of the Corporation's stock options issued under this plan as at September 30, 2003, December 31, 2002 and 2001 and changes during the periods and years ending on those dates is presented below:

	For the nine months ended September 30, 2003 (unaudited)		For the year ended December 31, 2002		For the year ended December 31, 2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding beginning of period	**1,002,250**	**$ 4.85**	927,250	$ 5.04	559,750	$ 6.65
Granted	**520,500**	**2.31**	75,000	$ 2.49	367,500	$ 2.60
Forfeited	**402,750**	**6.99**	—	—	—	—
Outstanding end of period	**1,120,000**	$ 2.90	1,002,250	$ 4.85	927,250	$ 5.04
Options exercisable at period end	483,833		775,708		626,650	

The following table summarizes information about stock options outstanding at September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding Sept. 30, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable Sept 30, 2003	Weighted-Average Exercise Price
$7.60	97,500	2.7	$ 7.60	97,500	$ 7.60
$2.22 to $3.15	1,022,500	7.0	$ 2.45	385,833	$ 2.45
$3.15 to $7.60	1,120,000	6.9	$ 2.32	483,333	$ 3.47

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding Dec. 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable Dec. 31, 2002	Weighted-Average Exercise Price
$7.20 to $7.80	450,250	3.4	$ 7.62	450,250	$ 7.62
$2.31 to $3.15	552,000	8.3	$ 2.60	325,458	$ 2.60
$3.15 to $7.80	1,002,250	5.6	$ 4.85	775,708	$ 4.85

In 2002, the Corporation adopted prospectively CICA handbook section 3870, "Stock-based Compensation and Other Stock-Based Payments". The compensation expense associated with this stock option series has been calculated using the Black-Scholes option-pricing model and $9,000 has been expensed in 2002 and $292,000 in the nine months ended September 30, 2003. The pricing model assumes a 10-year term, expected Common Stock price volatility of 67% and a weighted average life of 10 years and a weighted average risk-free interest rate of 5.4% and an assumption that dividends are reinvested in the Corporation. These options have a ten-year term, with vesting periods ranging from one to four years of the grant date.

(e) Earnings Per Share Data

Prior period earnings per share calculations give effect to the share consolidation described in note 9(b) as if the share consolidation had been effective at the beginning of the period presented.

The calculation of basic earnings per share is based on the weighted average number of shares outstanding during the year in the amount of 16,879,892 (2001 - 15,949,737) Common Shares.

The calculation of diluted earnings per share takes into consideration the potential issue of shares under Stock Options and, in 2001, Common Share Purchase Warrants where the strike price is below the average Common Share price for the year. The number of dilutive options in 2002 is 314,204 (2001 – 412,500). In 2002, 688,046 (2001– 514,750) Stock Options and in 2002 0, (2001 550,000) Common Share Purchase Warrants have been excluded from the calculation of diluted earnings per share as the exercise price is greater than the average Common Share price in the year.

10. OTHER CHANGES IN WORKING CAPITAL

Other changes in working capital consist of:

	As at September 30		As at December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Accounts receivable	**$ 8,384**	$ 8,700	**$ 567**	$ 868	$ 10,701
Inventories and prepaid expenses	**57**	(1,471)	**2,390**	(6,164)	349
Less amortization of ore milled from Stockpiles	**(3,552)**	(4,057)	**(4,912)**	(5,863)	(6,272)
Accounts payable and accrued liabilities	**(2,338)**	(5,240)	**(1,891)**	(49)	(33,248)
Current taxes payable		—	**—**	—	513
	$ 2,551	$ 2,068	**$ (3,846)**	$ (11,208)	$ (27,957)

11. CONTINGENT LIABILITIES AND COMMITMENTS

(a) On September 23, 2002 The Federal Court of Canada, Trial Division, quashed the original McClean Lake facility operating license issued in 1999. That license had been superceded and the facility has continued to operate under the new four-year operating license issued in August 2001. The Trial Division decision has been appealed by both the federal regulator of the facility, the Canadian Nuclear Safety Commission ("CNSC") and by the operator and majority owner of the facility, Cogema Resources Inc. The Province of Saskatchewan and First Nations and Métis groups have intervened in support of the appeal. The Federal Court of Appeal granted a stay of the Trial Division decision pending the outcome of the appeal.

The Trial Division decision quashed the original 1999 operating license on the basis that the *Canadian Environmental Assessment Act* was not complied with. Specifically, the project was subject to a lengthy public process under legislation that was replaced by the *Canadian Environmental Assessment Act*. The Trial Division decision creates a significant amount of uncertainty about the rules applicable to obtaining the necessary approvals for the operation of the McClean Lake facility.

While the outcome of the appeal process cannot be determined, the Corporation believes that ultimately the Trial Division decision will be nullified through the appeal process or by the completion of further regulatory requirements. An application for a new license for the McClean Lake facility has been filed with the CNSC. Pending the appeal of the decision, the stay granted by the Federal Court of Appeal eliminates the risk of a stoppage in production at McClean Lake. The Corporation believes that with the continuing efforts of all interested parties, a shut down of the McClean Lake facility is unlikely. The impact of an unfavourable decision cannot be determined at this time.

(b) In September 2002 the Greek Court of Appeal overturned the lower court decision that had ruled that the termination of Denison's former employees, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In unanimously rejecting the lower court decision, the Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments are required to be made. These former employees have further appealed this Court of Appeal decision to the Supreme Court of Greece. The Corporation believes that this appeal will be unsuccessful. The impact of an unfavourable decision cannot be determined at this time.

(c) The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has:

(i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at the Corporation's decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and
(ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land.

The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

(d) The Corporation is involved in various other legal actions in the course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Corporation's financial position or results.

(e) In July 2002, the Corporation raised $5,000,000 through the issue of 1,428,571 flow-through Common Shares. The Corporation has spent the proceeds of this issue on Canadian Exploration Expenses. As at June 30, 2003, $996,000 remains to be spent prior to July 30, 2004.

(f) Corporation's lease commitments under two operating leases for premises are 2003 - $223,000, 2004 - $196,000, 2005 - $25,000 and 2006 - $7,000.

12. ACQUISITION OF INNOVATIVE ENERGY LTD.

Effective November 8, 2001 the Corporation acquired 100% of Innovative Energy Ltd. of Calgary. The acquisition has been accounted for as a purchase and accordingly these financial statements include Innovative's results from November 8, 2001 onward. The estimated fair value of net assets acquired on November 8, 2001 from Innovative Energy Ltd. and the consideration paid, were as follows:

	As at November 8, 2001
Net assets acquired	(in thousands)
Assets	
Current assets	$ 533
Oil and gas property, plant and equipment	5,597
	6,130
Liabilities	
Bank indebtedness	2,285
Other current liabilities	913
Provision for site restoration	82
	3,280
Net assets acquired	$ 2,850
Consideration	
Cash	$ 1,916
Non cash	
Issue of 386,880 Common Shares net of issue costs of $33,000	934
Total consideration	$ 2,850

13. SUBSEQUENT EVENTS

(a) On December 30, 2003 the Corporation entered into an agreement that provides for, subject to Shareholder approval, a Plan of Arrangement pursuant to section 182 of the *Business Corporations Act* (Ontario) involving the Corporation, Denison Mines Inc. ("Denison Mines"), Tenwest Uranium Limited ("Tenwest"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership (the "Partnership"), Denison Mine Holding Corporation ("Mine Holdco") and E. Peter Farmer.

Under this proposed Plan of Arrangement, Denison Mines will acquire the mining and environmental services assets of Denison Energy and be engaged in the mining, milling and sale of uranium concentrates and exploration and development of mineral properties and in providing mine decommissioning and monitoring for third parties. Denison Mines will assume all liabilities, including environmental liabilities, related to the mining assets of the Corporation. As part of the above transaction, Denison Mines will also acquire the assets of the Corporation's wholly owned subsidiary, Tenwest Uranium Limited. Further, Denison Resources will acquire the Canadian oil and gas assets of the Corporation and be engaged in the exploration, development, production and sale of oil, natural gas and natural gas liquids. Denison Resources will assume all liabilities, including environmental liabilities related to the Canadian oil and gas assets of the Corporation. The Plan of Arrangement will also result in the consolidation of the common shares of the Corporation on a twenty-one for one basis. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in early March 2004.

(b) Pursuant to the Plan of Arrangement, each of the Corporation's shareholders will receive common shares of Denison Mines Inc. and Denison Oil Corporation (the parent of Denison Resources Inc.) in addition to their one share for the Corporation currently held. After the above is completed, the Plan of Arrangement will result in the consolidation of the Common Shares of the Corporation on a twenty-one for one basis. The Corporation has agreed that immediately following the completion of the Plan of Arrangement described in note 13 (a) above, it will issue the number of Common Shares equal to 45% of the outstanding common shares (after giving effect to such share issuance) to Matco Capital Ltd. ("Matco") and other parties designated by Matco at a purchase price of $7.35 per Common Share after giving effect to the above consolidation.

(c) The Corporation has entered into the Calfrac Option Agreement pursuant to which the shareholders of Calfrac Well Services Ltd. ("Calfrac") have granted the Corporation an option to purchase all of the shares of Calfrac following the completion of the Plan of Arrangement described in note 13 (a) and the Matco subscription described in note 13 (b) for an aggregate purchase price of $227.5 million including assumed debt. The Corporation has the option to pay the purchase price in cash or in a combination of cash and common shares, provided that if the Corporation pays the purchase price by the issuance of common shares, the common shares must make up not less than 80% of the purchase price. In connection with the Corporation's business plans, including the acquisition of Calfrac, the Corporation is currently contemplating a public offering of common shares to raise approximately $120 million.

(d) Following the receipt of revised reserve reports in September, 2003 the borrowing facility described in note 4 has been revised and now requires a reduction in the maximum available on January 1, 2004 to $4,800,000 and further reductions to $3,200,000 on March 31, 2004. The Corporation has agreed to apply net sales proceeds from disposition of any Canadian oil and gas asset together with net proceeds from any share issue attributable to oil and gas assets or stock option proceeds attributable to oil and gas assets to reduce this facility.

14. SEGMENTED INFORMATION

Operations are in the following industries:

Mining	- primarily involves mining, milling and sale of uranium concentrates and exploration and development of mineral properties.
Oil and Gas	- exploration, development, production and sale of oil and natural gas and receipt of royalty revenue.
Environmental Services	- mine decommissioning services and monitoring of decommissioned sites for third parties.

Information for the nine months ended September 30, 2003 and September 30, 2002 are as follows:

Industry Data (unaudited in thousands)

	Mining		Environmental Services		Oil and Gas		Corporate		Total	
	Sept. 30 2003	Sept. 30 2002	**Sept 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002
Revenue	**$ 15,821**	17,909	**2,592**	2,227	**6,745**	4,323	—	—	**25,158**	24,459
Operating and exploration costs	12,915	10,999	2,348	2,102	4,780	2,922	—	—	**20,043**	16,023
Operating and exploration costs-Greece	—	—	—	—	375	(730)			**375**	(730)
Write-down of oil and gas properties	—	—	—	—	12,000	—	—	—	**12,000**	—
Royalties and provincial capital tax	1,214	1,456	—	—	1,436	1,079	—	—	**2,650**	2,535
Interest expense	2,089	2,268	—	—	—	—	**245**	163	**2,334**	2,431
General corporate expenses	—	—	—	—	—	—	**1,633**	1,719	**1,633**	1,719
Stock option expense	—	—	—	—	—	—	**292**	—	**292**	—
Investment income	(65)	(66)	—	—	—	—	**(184)**	(28)	**(249)**	(94)
	16,153	14,657	**2,348**	**2,102**	**18,591**	3,271	**(1,986)**	(1,854)	39,078	21,884
Earnings (loss) before income taxes	**(332)**	3,252	**244**	125	**(11,846)**	1,052	**(1,986)**	(1,691)	**13,920**	2,575
Income tax expense (recovery)	—		—		—		**106**	68	**106**	68
Net earnings (loss) for the year	**$ (332)**	3,252	**244**	125	**(11,846)**	1,052	**(2,,092)**	(1,922)	**(14,026)**	2,507
Capital expenditures	**$ 463**	350	**181**	76	**4,048**	4,071	—	—	**4,692**	4,497
Depletion, amortization and reclamation	**$ 5,004**	4,819	**44**	45	**2,334**	1,278	—	—	**7,382**	6,142
Identifiable assets										
Producing assets	**$ 124,871**	136,164	**1,231**	1,578	**10,795**	17,348	—	—	**136,897**	155,090
Held for or under development	**8,478**	8,291	—	—			—	—	**8,478**	8,291
Corporate assets	—	—	—	—	—	—	**1,278**	519	**1,278**	519
	$ 133,349	144,455	**1,231**	1,578	**10,795**	17,348	**1,278**	519	**146,653**	**163,900**

Geographic Data (in thousands)

	Canada		Europe		Rest of World		Total	
	Sept. 30 2003	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002
Revenue	**$ 25,158**	24,459	—	—	—	—	**25,158**	24,459
Net earnings (loss) for the year	**$ 13,651**		**(375)**	730	—	—	**(14,026)**	2,507
Identifiable assets	**$ 146,527**	163,712	**126**	188	—		**146,653**	163,900

14. SEGMENTED INFORMATION (Continued)

Information for the years ending December 31 are as follows:

Industry Data (in thousands)

	Mining			Environmental Services			Oil and Gas			Corporate			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Revenue	**$ 28,511**	26,253	27,665	**3,313**	3,023	1,836	**6,142**	2,788	10,312	—	—	—	**37,966**	32,064	39,813
Operating and exploration costs — Canada	**18,374**	16,879	19,384	**3,849**	3,055	2,102	**4,351**	774	(42)	—	—	—	**26,574**	20,708	21,444
— Greece	—	—	—	—	—	—	**(730)**	—	—	—	—		**(730)**	—	—
Royalties and provincial capital tax	**2,305**	1,851	2,098	—	—	—	**1,488**	220		—	—	—	**3,793**	2,071	2,098
Interest expense	**3,026**	4,186	5,888	—	—	—	**96**	16	—	**117**	246	93	**3,239**	4,448	5,981
General corporate expenses	—	—	—	—	—	—	—	—	—	**2,283**	2,005	2,262	**2,283**	2,005	2,262
Investment income	**(87)**	(142)	(193)	—	—	—	—	—	—	**(35)**	(240)	(1,228)	**(122)**	(382)	(1,421)
	23,618	22,774	27,177	**3,849**	3,055	2,102	**5,205**	1,010	(42)	**2,365**	2,011	1,127	**35,037**	28,850	30,364
Earnings (loss) before income taxes	**4,893**	3,479	488	**(536)**	(32)	(266)	**937**	1,778	10,354	**(2,365)**	(2,011)	(1,127)	**2,929**	3,214	9,449
Income tax expense (recovery)	—	—	—	—	—	—	—	—	—	**(139)**	(1,504)	418	**(139)**	(1,504)	418
Net earnings (loss) for the year	**4,893**	3,479	488	**(536)**	(32)	(266)	**937**	1,778	10,534	**(2,226)**	(507)	(1,545)	**3,068**	4,718	9,031
Capital expenditures	**609**	1,173	2,448	**75**	92	140	**8,815**	7,752	550	—	—	—	**9,499**	9,017	3,138
Depletion, amortization and reclamation	**5,755**	6,462	5,990	**59**	58	72	**1,959**	342	—	—	—	—	**7,773**	6,862	6,062
Identifiable assets															
Producing assets	**138,443**	148,272	147,325	**1,202**	1,368	1,074	**21,041**	13,417	2,459	—	—	—	**160,686**	163,057	150,858
Held for or under development	**8,296**	8,243	8,063	—	—	—	**1,152**	1,054	—	—	—	—	**9,448**	9,297	8,063
Corporate assets	—	—	—	—	—	—	—	—	—	**266**	1,079	7,457	**266**	1,079	7,457
	146,739	156,515	155,388	**1,202**	1,368	1,074	**22,193**	14,471	2,459	**266**	1,079	7,457	**170,400**	173,433	166,378

Geographic Data (in thousands)

	Canada			Europe			Rest of the World			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Revenue	**$ 37,966**	30,323	29,506	—	—	1,153	—	1,521	9,154	**37,966**	31,844	39,813
Net earnings (loss) for the year	**$ 2,338**	3,197	(1,264)	**730**	—	1,141	—	1,521	9,154	**3,068**	4,718	9,031
Identifiable assets	**$ 170,326**	173,248	164,514	**326**	184	211	**1**	1	1,653	**170,653**	173,433	166,378

Revenue includes the following amounts from customers who account for 10% of revenue:

	2002	2001	2000
Mining	**$12,146**	$10,870	$10,152
Oil and Gas	—	—	$9,154

Calfrac Well Services Ltd.

Consolidated Financial Statements
September 30, 2003, December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 18, 2003

Auditors' Report

To the Directors of
Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of **Calfrac Well Services Ltd.** as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Calfrac Well Services Ltd.

Consolidated Balance Sheet

	September 30, 2003 $ (Unaudited)	December 31, 2002 $	December 31, 2001 $
Assets			
Current assets			
Cash	652,527	3,764,938	967,809
Marketable securities	1,344	5,790	5,790
Accounts receivable	34,350,852	24,711,854	11,543,098
Inventory	1,396,115	1,478,956	1,325,000
Prepaid expenses and deposits	1,256,840	1,268,331	462,736
	37,657,678	31,229,869	14,304,433
Long-term receivables	-	-	60,000
Capital assets (note 3)	76,569,258	62,610,402	46,327,570
Intangible assets (note 4)	326,627	549,908	847,616
Goodwill (note 4)	3,276,498	3,276,498	3,276,498
	117,830,061	97,666,677	64,816,117
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	19,510,763	16,233,169	6,889,138
Income taxes payable	2,914,898	1,714,640	845,214
Bank loans (note 5)	-	34,242,987	22,958,906
Current portion of long-term debt (note 6)	11,526,158	680,495	642,900
	33,951,819	52,871,291	31,336,158
Long-term debt (note 6)	27,407,787	1,706,340	2,249,850
Future income taxes (note 7)	6,753,753	5,896,138	4,121,816
	68,113,359	60,473,769	37,707,824
Shareholders' Equity			
Capital stock (note 8)	14,341,593	14,130,585	14,070,625
Retained earnings	35,375,109	23,062,323	13,037,668
	49,716,702	37,192,908	27,108,293
	117,830,061	97,666,677	64,816,117

Approved by the Board of Directors

(signed) Ronald P. Mathison Director (signed) Martin A. Lambert Director

Calfrac Well Services Ltd.

Consolidated Statement of Operations and Retained Earnings

	Nine months ended September 30,		Years ended December 31,		
	2003 $ (Unaudited)	2002 $ (Unaudited)	2002 $	2001 $	2000 $
Revenue	108,494,269	66,126,442	96,065,835	67,509,061	45,831,684
Expenses					
Operating	72,435,574	44,115,434	64,794,872	42,943,495	31,229,955
Selling, general and administrative	8,177,343	5,261,653	7,418,977	5,009,776	3,286,152
Other expenses (income)	442,511	(51,169)	(71,139)	6,383	38,252
Gain on disposal of assets	(3,725)	-	-	(6,934)	(174,999)
	81,051,703	49,325,918	72,142,710	47,952,720	34,379,360
	27,442,566	16,800,524	23,923,125	19,556,341	11,452,324
Depreciation	6,386,733	4,438,209	6,041,828	4,545,001	2,853,799
Amortization of intangibles	223,281	223,281	297,708	276,409	115,102
Interest	1,687,259	1,203,157	1,569,211	1,670,956	1,632,245
Income before income taxes	19,145,293	10,935,877	16,014,378	13,063,975	6,851,178
Income taxes					
Current (note 7)	5,974,892	3,311,327	4,215,401	879,722	91,781
Future (note 7)	857,615	813,438	1,774,322	4,418,962	1,058,609
	6,832,507	4,124,765	5,989,723	5,298,684	1,150,390
Non-controlling interest	-	-	-	-	49,925
	6,832,507	4,124,765	5,989,723	5,298,684	1,200,315
Net income for the period	12,312,786	6,811,112	10,024,655	7,765,291	5,650,863
Premium paid on shares repurchased	-	-	-	(3,200)	-
Retained earnings – Beginning of period	23,062,323	13,037,668	13,037,668	5,275,577	(375,286)
Retained earnings – End of period	35,375,109	19,848,780	23,062,323	13,037,668	5,275,577

Calfrac Well Services Ltd.

Consolidated Statement of Cash Flows

	Nine months ended September 30,		Years ended December 31,		
	2003 $ (Unaudited)	2002 $ (Unaudited)	2002 $	2001 $	2000 $
Cash provided by (used in)					
Operating activities					
Net income for the period	12,312,786	6,811,112	10,024,655	7,765,291	5,650,863
Items not involving cash					
Depreciation and amortization	6,610,014	4,661,490	6,339,536	4,821,410	2,968,901
Non-controlling interest	-	-	-	-	49,925
Gain on disposal of assets	(3,725)	-	-	(6,934)	(174,999)
Future income taxes	857,615	813,438	1,774,322	4,418,962	1,058,609
	19,776,690	12,286,040	18,138,513	16,998,729	9,553,299
Net change in non-cash working capital (note 11)	(5,066,843)	3,093,905	(3,914,850)	(3,329,634)	(1,513,255)
	14,709,847	15,379,945	14,223,663	13,669,095	8,040,044
Financing activities					
Issue of bank loans and long-term debt	10,136,378	3,067,465	17,784,533	23,765,032	13,904,026
Bank loan and long-term debt repayments	(7,832,256)	(5,010,997)	(7,006,367)	(17,605,036)	(5,508,881)
Repayment of shareholder loan	-	-	-	-	(8,720,689)
Net proceeds on issuance of common stock	211,008	59,960	59,960	1,075,000	310,000
Repurchase of common shares	-	-	-	(23,200)	-
	2,515,130	(1,883,572)	10,838,126	7,211,796	(15,544)
Investing activities					
Purchase of capital assets	(20,345,559)	(10,609,925)	(22,361,660)	(20,488,423)	(10,916,955)
Proceeds on disposal of capital assets	9,515	37,000	37,000	28,037	19,386
Proceeds on disposal of assets held for resale	-	-	-	-	3,723,550
Purchase of marketable securities	(1,344)	-	-	(5,790)	-
Proceeds on disposal of marketable securities	-	-	-	24,784	-
Repayment of long-term receivable	-	59,970	60,000	-	-
Acquisition of minority interest in subsidiary	-	-	-	-	(823,350)
	(20,337,388)	(10,512,955)	(22,264,660)	(20,441,392)	(7,997,369)
Increase (decrease) in cash for the period	(3,112,411)	2,983,418	2,797,129	439,499	27,131
Cash – Beginning of period	3,764,938	967,809	967,809	528,310	501,179
Cash – End of period	652,527	3,951,227	3,764,938	967,809	528,310
Supplementary information					
Interest paid	1,702,057	1,238,541	1,665,837	1,725,061	1,669,974
Income taxes paid	4,934,157	1,820,574	3,336,248	69,508	56,200

(Information as at and for the period ended September 30, 2003 is unaudited)

1 Description of business and basis of presentation

Calfrac Well Services Ltd. (the "company") is a private company originally incorporated under the Business Corporation Act (Alberta) on June 28, 1999. It amalgamated with 850288 Alberta Ltd. on January 1, 2000. The company has established oilfield operations in Red Deer, Alberta, Grand Prairie, Alberta and Medicine Hat, Alberta as well as the United States and offers stimulation services to the oil and gas industry including fracturing, acidizing and coiled tubing services.

2 Summary of significant accounting policies

The financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations which have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of consolidation

These financial statements include the accounts of Calfrac Well Services Ltd. and its wholly owned subsidiary, Calfrac Well Services Corp. Calfrac Well Services Corp. was incorporated in the United States during 2001 and commenced operations in the last quarter of 2001.

b) Foreign currency translation

The financial accounts of the subsidiary are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary denominated items are translated at the rate of exchange at the balance sheet date while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments maturing within 90 days.

d) Marketable securities

Marketable securities are carried at the lower of cost and market value.

e) Inventory

Inventory consists of chemicals and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(Information as at and for the period ended September 30, 2003 is unaudited)

f) Capital assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

g) Income taxes

The company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

h) Revenue recognition

Revenue is recognized as services are rendered and products are provided.

i) Stock-based compensation plans

The company does not recognize compensation cost for its stock-based compensation; therefore, no stock-based compensation expense is recorded either on granting or exercise of stock options. Consideration paid by employees, officers or directors on the exercise of stock options is recorded as share capital.

j) Goodwill

Goodwill, which represents the excess of cost over the fair value of net assets acquired, is assessed by the company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(Information as at and for the period ended September 30, 2003 is unaudited)

3 Capital assets

	As at December 31, 2002		
	Cost $	**Accumulated depreciation and amortization $**	**Net $**
Assets under construction	2,118,063	-	2,118,063
Field equipment	69,090,154	13,881,380	55,208,774
Buildings	2,934,357	9,734	2,924,623
Land	1,250,000	-	1,250,000
Shop, office and other equipment	863,744	303,044	560,700
Computers and computer software	802,852	384,827	418,025
Leasehold improvements	202,824	72,607	130,217
	77,261,994	14,651,592	62,610,402

	As at December 31, 2001		
	Cost $	**Accumulated depreciation and amortization $**	**Net $**
Assets under construction	1,324,916	-	1,324,916
Field equipment	52,606,623	8,354,004	44,252,619
Shop, office and other equipment	467,350	146,443	320,907
Computer and computer software	469,043	156,494	312,549
Leasehold improvements	156,241	39,662	116,579
	55,024,173	8,696,603	46,327,570

4 Intangible assets

	As at December 31,	
	2002 $	**2001 $**
Intangible asset	1,239,127	1,239,127
Accumulated amortization	(689,219)	(391,511)
	549,908	847,616

(Information as at and for the period ended September 30, 2003 is unaudited)

On February 23, 2000, the company acquired 100% of the outstanding shares of 851350 Alberta Ltd. ("851350") in exchange for 2,125,000 common shares valued at $1 per share. 851350 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851350, this contract was assigned to Calfrac Well Services Ltd. and 851350 was dissolved on March 1, 2000. $654,325 of the purchase price is being amortized over the four year life of the contract. $1,470,675 has been identified as having an indefinite life and has been classified as goodwill.

On April 5, 2001, the company acquired 100% of the outstanding shares of 851355 Alberta Ltd. ("851355") in exchange for 2,390,625 common shares valued at $1 per share. 851355 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851355, this contract was assigned to Calfrac Well Services Ltd. and 851355 was dissolved on April 10, 2001. $584,802 of the purchase price is being amortized over the four year life of the contract. $1,805,823 has been identified as having an indefinite life and has been classified as goodwill.

As a consequence of the transactions described above, the oil and gas producer acquired a significant minority interest in the company. For the nine months ended September 30, 2003, the company provided services to the oil and gas producer in the amount of $56,952,697 (September 30, 2002 –$28,690,951; December 31, 2002 – $56,270,727; 2001 – $16,137,002; 2000 – $7,523,493). At September 30, 2003 the oil and gas producer owed the company $11,916,589 (December 31, 2002 – $12,261,137; 2001 – $3,765,236). The company's transactions with the oil and gas producer were in the normal course and have been measured at the exchange amount.

5 Bank loans

	As at December 31,	
	2002 $	2001 $
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $236,150 per month, secured by charges on specific equipment.	11,780,084	-
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $125,000 per month, secured by charges on specific equipment.	6,404,523	7,837,058
Bankers acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payments of $166,975, secured by charges on specific equipment.	4,894,822	6,507,156
Bankers acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $119,870, secured by charges on specific equipment.	3,488,353	4,637,216
Bankers acceptance bearing interest at 6.39% plus stamping fees of 1.5% requiring blended monthly payments of $146,168, secured by charges on specific equipment.	2,475,205	3,970,477
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $15,556 per month, secured by charges on land and buildings.	2,800,000	-

(Information as at and for the period ended September 30, 2003 is unaudited)

	As at December 31,	
	2002 **$**	**2001** **$**
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $60,000 per month, secured by charges on specific equipment.	2,400,000	-
Loan bearing interest at prime plus 1%.	-	6,999
	34,242,987	22,958,906

In 2002, the company implemented the Canadian Institute of Chartered Accountants ("CICA") pronouncement EIC #122. The pronouncement requires that bank debt that is callable on demand be reclassified as a current liability. This presentation has been adopted for December 31, 2002 with prior periods reclassified to conform to this presentation.

Effective September 2003, the company renegotiated the terms of these loans to remove the demand feature. Accordingly, at September 30, 2003, these loans have been reflected as long-term, with the current portion of long-term debt reflected accordingly. In November 2003, the loans were amalgamated under one loan facility.

As at September 30, 2003, the company had an unutilized operating loan facility of $5 million and an undrawn revolving equipment term loan in the amount of $7.5 million.

Scheduled principal repayments required in each year to retire the bank loans and long-term debt (see note 6) as at September 30, 2003 are as follows:

	$
2004	11,526,158
2005	10,190,006
2006	6,731,606
2007	4,719,917
2008	3,020,472
Thereafter	2,745,786
	38,933,945

(Information as at and for the period ended September 30, 2003 is unaudited)

6 Long-term debt

	As at December 31,	
	2002 **$**	**2001** **$**
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $53,575 per month, secured by charges on specific equipment.	2,249,850	2,892,750
Non-interest bearing unsecured loan requiring a fixed principal payment of $37,595 per annum.	136,985	-
	2,386,835	2,892,750
Less: Current portion	(680,495)	(642,900)
	1,706,340	2,249,850

7 Income taxes

The following table summarizes the temporary differences that give rise to the future tax liability at December 31:

	As at December 31,	
	2002 **$**	**2001** **$**
Capital assets	6,841,722	4,668,318
Bonus payable	(858,621)	(430,102)
Deferred financing costs	(56,344)	(82,760)
Other	(30,619)	(33,640)
	5,896,138	4,121,816

(Information as at and for the period ended September 30, 2003 is unaudited)

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 42.1% (2001 – 42.6%; 2000 – 43.6%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

	Years ended December 31,		
	2002 $	2001 $	2000 $
Income before tax	16,014,378	13,063,975	6,851,178
Income tax rate	42.1%	42.6%	43.6%
Computed expected income tax expense	6,742,053	5,565,253	2,897,114
Increase (decrease) in income taxes resulting from			
Manufacturing and processing – lower effective tax rate	(879,281)	(674,101)	(422,033)
Non-deductible expenses	177,781	127,800	87,713
Future income tax benefit from tax rate reduction	(87,787)	-	-
U.S. – lower effective tax rate	(38,676)	-	-
Utilization of loss carryforwards not previously recognized	-	-	(1,376,739)
Other	(8,367)	201,732	(127,446)
Large corporations tax	84,000	78,000	91,781
	5,989,723	5,298,684	1,150,390

8 Capital stock

Authorized

Unlimited number of common shares

Unlimited number of first and second preferred shares

Common shares issued and outstanding

	Number of shares	Amount $
Balance – December 31, 1999	8,190,000	8,190,000
Issued shares for cash	310,000	310,000
Issued shares for acquisition of 851350 Alberta Ltd. (note 4)	2,125,000	2,125,000
Balance – December 31, 2000	10,625,000	10,625,000
Issued shares for acquisition of 851355 Alberta Ltd. (note 4)	2,390,625	2,390,625
Issued shares for cash	430,000	1,075,000
Repurchased shares for cash	(8,000)	(20,000)
Balance – December 31, 2001	13,437,625	14,070,625
Issued shares for cash	20,200	59,960
Balance – December 31, 2002	13,457,825	14,130,585

(Information as at and for the period ended September 30, 2003 is unaudited)

Stock options

The company issued 265,625 stock options to senior executives on August 15, 2003 with an exercise price of $1 per share. The stock options granted vest immediately and expire in five years. Stock options vested may be exercised at any time between the date on which it becomes exercisable and the end of the stock option's term.

Stock-based compensation costs

Effective January 1, 2002, Canadian generally accepted accounting principles require disclosure of impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the company's net income would approximate the following pro-forma amounts:

	September 30, 2003 **$**
Stock-based compensation costs	828,750
Net income for the period	
As reported	12,312,786
Pro-forma	11,484,036

The stock-based compensation costs are recognized over the vesting period of the stock options granted.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model, minimum value method, based on the following:

	September 30, 2003
Fair value of stock options granted (per common share)	$3.12
Risk-free interest rate	3.04%
Expected life (years)	0.5
Expected volatility	0%
Dividends paid	-

(Information as at and for the period ended September 30, 2003 is unaudited)

9 Commitments

The company leases property (premises), equipment and vehicles under agreements requiring aggregate minimum payment over the next five years, from December 31, 2002, as follows:

	$
2003	2,199,932
2004	1,848,807
2005	734,610
2006	616,612
2007	540,265

10 Financial instruments

The company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, long-term receivable, all current liabilities and long-term debt.

a) Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of the bank loans and long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

b) Credit risk

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk

The company is exposed to interest rate cash flow risk on debt subject to floating interest rates.

(Information as at and for the period ended September 30, 2003 is unaudited)

11 Supplemental information

Change in non-cash working capital

	Nine months ended September 30,		Years ended December 31,		
	2003	**2002**	**2002**	**2001**	**2000**
	$	**$**	**$**	**$**	**$**
Accounts receivable	(9,639,028)	(3,858,031)	(13,168,756)	(2,875,642)	(5,674,898)
Inventory	82,841	123,537	(153,956)	(877,500)	(354,803)
Prepaid expenses and deposits	11,491	(435,287)	(805,595)	(186,341)	(152,289)
Accounts payable and accrued liabilities	3,277,595	5,760,934	9,344,031	(235,365)	4,668,735
Income taxes payable	1,200,258	1,502,752	869,426	845,214	-
	(5,066,843)	3,093,905	(3,914,850)	(3,329,634)	(1,513,255)

Non-cash transactions

	Years ended December 31,		
	2002	**2001**	**2000**
	$	**$**	**$**
Acquisition of 851350 Alberta Ltd.	-	-	(2,125,000)
Acquisition of 851355 Alberta Ltd.	-	(2,390,625)	-
Issuance of share capital	-	2,390,625	2,125,000

12 Segmented information

The company's activities are conducted in two geographic segments: Canada and the United States. The United States segment began operations in 2001. All activities are related to stimulation services to the oil and gas industry.

	Canada				United States			
	For the nine-month period ended		For the year ended		For the nine-month period ended		For the year ended	
	Sept. 30, 2003 $	Sept. 30, 2002 $	Dec. 31, 2002 $	Dec. 31, 2001 $	Sept. 30, 2003 $	Sept. 30, 2002 $	Dec. 31, 2002 $	Dec. 31, 2001 $
Revenue	97,862,740	54,864,804	81,187,038	67,484,715	10,986,295	12,649,344	16,809,509	324,614
Expenses								
Operating	(63,512,607)	(37,238,883)	(55,302,489)	(42,924,384)	(9,277,733)	(8,264,257)	(11,423,095)	(319,379)
Selling, general and administrative	(7,876,588)	(5,177,569)	(7,187,320)	(5,009,633)	(944,000)	(84,084)	(1,864,479)	(15,918)
Other income (expenses)	303,908	28,278	1,706,731	9,622	(103,174)	22,891	(2,770)	(230)
Gain on disposal of assets	3,725	-	-	6,934	-	-	-	-
	26,781,178	12,476,630	20,403,960	19,567,254	661,388	4,323,894	3,519,165	(10,913)
Depreciation and amortization	(6,568,381)	(4,627,691)	(6,291,811)	(4,821,410)	(41,633)	(33,799)	(47,725)	-
Interest	(1,663,317)	(1,189,274)	(1,551,560)	(1,670,956)	(23,942)	(13,883)	(17,651)	-
Intersegment equipment charges	1,936,790	1,021,321	1,485,377	-	(1,936,790)	(1,021,321)	(1,485,377)	-
Income before income taxes	20,486,270	7,680,986	14,045,966	13,074,888	(1,340,977)	3,254,891	1,968,412	(10,913)
Income taxes	(7,323,897)	(2,872,426)	(5,228,239)	(5,298,684)	491,390	(1,252,339)	(761,484)	-
Net income	13,162,373	4,808,560	8,817,727	7,776,204	(849,587)	2,002,552	1,206,928	(10,913)
Segmented assets	116,247,425	73,781,932	96,093,711	64,827,030	3,505,610	4,999,373	4,713,228	325,866
Capital expenditures	20,300,684	10,415,809	22,167,544	20,488,423	44,875	194,116	194,116	-
Goodwill	3,276,498	3,276,498	3,276,498	3,276,498	-	-	-	-

	Intersegment Eliminations				Consolidated			
	For the nine-month period ended		For the year ended		For the nine-month period ended		For the year ended	
	Sept. 30, 2003 $	Sept. 30, 2002 $	Dec. 31, 2002 $	Dec. 31, 2001 $	Sept. 30, 2003 $	Sept. 30, 2002 $	Dec. 31, 2002 $	Dec. 31, 2001 $
Revenue	(354,766)	(1,387,706)	(1,930,712)	(300,268)	108,494,269	66,126,442	96,065,835	67,509,061
Expenses								
Operating	354,766	1,387,706	1,930,712	300,268	(72,435,574)	(44,115,434)	(64,794,872)	(42,943,495)
Selling, general and administrative	643,245	-	1,632,822	15,775	(8,177,343)	(5,261,653)	(7,418,977)	(5,009,776)
Other income (expenses)	(643,245)	-	(1,632,822)	(15,775)	(442,511)	51,169	71,139	(6,383)
Gain on disposal of assets	-	-	-	-	3,725	-	-	6,934
	-	-	-	-	27,442,566	16,800,524	23,923,125	19,556,341
Depreciation and amortization	-	-	-	-	(6,610,014)	(4,661,490)	(6,339,536)	(4,821,410)
Interest	-	-	-	-	(1,687,259)	(1,203,157)	(1,569,211)	(1,670,956)
Intersegment equipment charges	-	-	-	-	-	-	-	-
Income before income taxes	-	-	-	-	19,145,293	10,935,877	16,014,378	13,063,975
Income taxes	-	-	-	-	(6,832,507)	(4,124,765)	(5,989,723)	(5,298,684)
Net income	-	-	-	-	12,312,786	6,811,112	10,024,655	7,765,291
Segmented assets	(1,922,974)	(960,523)	(3,140,262)	(336,779)	117,830,061	77,820,782	97,666,677	64,816,117
Capital expenditures	-	-	-	-	20,345,559	10,609,925	22,361,660	20,488,423
Goodwill	-	-	-	-	3,276,498	3,276,498	3,276,498	3,276,498

CERTIFICATE OF THE CORPORATION

DATED: February 11, 2004

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *the Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), and the respective regulations thereunder. This prospectus, as required by the *Securities Act* (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) "*E. Peter Farmer*"
Chief Executive Officer

(Signed) "*T. E. Craig Bamford*"
Chief Financial Officer

On behalf of the Board of Directors

(Signed) "*Gregory S. Fletcher*"
Director

(Signed) "*James S. Blair*"
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: February 11, 2004

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *the Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 64 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), and the respective regulations thereunder. To our knowledge, this prospectus, as required by the *Securities Act* (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PETERS & CO. LIMITED
(Signed) "*Michael J. Tims*"

FIRSTENERGY CAPITAL CORP.
(Signed) "*Nicholas J. Johnson*"

RBC DOMINION SECURITIES INC.
(Signed) "*Robert D. Hallett*"

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, except to the extent exempt from such registration requirements, these securities may not be offered or sold in the United States and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

New Issue

January 20, 2004

DENISON ENERGY INC.

$120,000,000
Class A Common Shares

Denison Energy Inc. ("Denison" or the "Corporation") is offering • of its Class A Common Shares (the "Offered Shares") at a price of $• per share pursuant to this prospectus.

The offering price per Offered Share of $• was determined by negotiation between Denison and Peters & Co. Limited, on its own behalf and on behalf of FirstEnergy Capital Corp. and RBC Dominion Securities Inc. (collectively, the "Underwriters").

In the opinion of counsel, based on the legislation in effect on the date of this prospectus, the Offered Shares will, on closing of this offering, be eligible investments as set forth under the heading "Eligibility for Investment".

Price: $• per Class A Common Share

	Price to the Public	Underwriters' Fee	Net Proceeds to the Corporation
Per Class A Common Share	$•	$•	$•
Total	$120,000,000	$6,600,000	$113,400,000

An investment in these securities should be considered speculative due to the nature of the Corporation's business and its present stage of development. Denison is considering changing the focus of its business to the oilfield services business and the success of this change cannot be assured. The Corporation does not have a history of paying dividends on its Class A Common Shares. However, the board of directors may make a determination to pay dividends in the future if circumstances permit. Subscribers must rely upon the ability and integrity of the management of the Corporation. See "Risk Factors".

The Corporation has recently completed a reorganization pursuant to which the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. The Corporation holds no material assets, other than an option to purchase all of the shares of Calfrac Well Services Ltd., has certain income tax attributes, and has retained certain claims and liabilities. See "Denison Energy Inc. – The Reorganization"

Except as otherwise indicated, all of the disclosure in this preliminary prospectus is made on the basis that the Reorganization (as defined herein) has been completed. A final prospectus will not be filed with the securities regulatory authorities, or delivered to prospective subscribers, unless and until such time as the Reorganization has been completed.

The Underwriters conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP. In connection with the distribution of the Offered Shares, the Underwriters may engage in market stabilization activities. See "Plan of Distribution".

The common shares of Denison that are currently issued and outstanding are listed on the Toronto Stock Exchange (the "TSX") under the symbol "DEN". On January 19, 2004, the closing price of the common shares of Denison on the TSX was $6.10.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about March •, 2004, and in any event not later than March •, 2004.

TABLE OF CONTENTS

SUMMARY

The following is a summary of the principal features of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the Glossary for an explanation of certain terms used in this prospectus and in this summary.

Except as otherwise indicated, all of the disclosure in this preliminary prospectus is made on the basis that the Reorganization has been completed. A final prospectus will not be filed with the securities regulatory authorities, or delivered to prospective subscribers, unless and until such time as the Reorganization has been completed.

The Corporation

Introduction

Denison is considering changing the focus of its business to the oilfield services business. Denison's previous business focused on resource-related interests that included interests in a uranium processing facility and a uranium mine, an oil and gas business, an environmental services business and both mineral and oil and gas exploration projects. Pursuant to the reorganization of Denison, the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. As at the date hereof, the Corporation holds no material assets, other than an option to purchase all of the shares of Calfrac Well Services Ltd. and certain income tax attributes, and has retained certain claims and liabilities. See "Denison Energy Inc. – The Reorganization" for illustrations of the structure of Denison before and after the Reorganization, this offering and the Acquisition.

The completion of this offering will provide financing which will enable the Corporation to exercise the option to acquire the shares of Calfrac, should the Corporation so determine, and complete the transformation of the Corporation to an oilfield services provider.

The Purchase Option

Pursuant to the Purchase Option, the shareholders of Calfrac granted Denison an irrevocable option to purchase all of the shares of Calfrac for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Purchase Option; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised the Corporation that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. After deducting the net debt of Calfrac of approximately $83.6 million, the net purchase price is anticipated to be approximately $143.9 million.

The purchase price pursuant to the Purchase Option is payable, at the option of the Corporation, in cash or a combination of cash and Common Shares. If the Corporation elects to pay a combination of cash and Common Shares, the Common Shares must make up not less than 80% of the purchase price. No portion of the net purchase price may be paid by the issuance of Common Shares unless this offering has closed and the Common Shares issuable pursuant to this offering have been issued and delivered unconditionally to the subscribers under this offering.

If this offering is completed, the Corporation anticipates exercising the Purchase Option and paying the net purchase price to the shareholders of Calfrac by the issuance of • Common Shares and the payment of approximately $28.8 million in cash.

Calfrac

Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. Calfrac provides both conventional hydraulic fracturing and hydraulic fracturing to produce natural gas found in coal ("NGC"), which is often referred to as coalbed methane.

The Corporation believes that the combination of increasing demand for natural gas in North America and the declining rates of gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fractures.

Calfrac has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. NGC appears to have significant potential as an energy source and could result in additional demand for Calfrac's fracturing services. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

Calfrac also provides stimulation and other well services to exploration and production companies in western Canada. These services consist of: (i) coiled tubing services, which involve injecting coiled tubing into wells to perform various well-servicing operations; (ii) acidizing services, which involve pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids; and (iii) nitrogen services which are used principally in applications supporting Calfrac's coiled tubing and fracturing services.

Calfrac was formed in 1999 by Ronald P. Mathison, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts. For the nine month period ending September 30, 2003, Calfrac had: (i) revenue of $108.5 million; (ii) income before interest, taxes, depreciation and amortization of $27.4 million; (iii) income before taxes of $19.1 million; and (iv) net income of $12.3 million.

Corporate Strategy

If the acquisition of all of the shares of Calfrac occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the Denver-Julesburg Basin in Colorado.

Business Strengths

Management believes that, if the acquisition of all the shares of Calfrac occurs, the following business strengths will enhance the Corporation's ability to achieve its business objective of becoming a leading provider of oilfield services to oil and gas exploration and production companies.

Seasoned Management – Each of Mr. Douglas R. Ramsay, the President and Chief Executive Officer of Calfrac, Mr. Gordon A. Dibb, the Executive Vice President and Chief Financial Officer of Calfrac and Mr. Robert S. Roberts, the Senior Vice President and Chief Operating Officer of Calfrac, has extensive industry experience. Mr. Ramsay has over 30 years of experience in the oil and oilfield services industries and was the President of

Canadian Fracmaster Ltd. from 1992 to 1994. Mr. Dibb has over 20 years of oilfield services industry experience as a senior financial officer. Mr. Roberts has significant operational industry experience with over 35 years in the pumping services industry. Each of Messrs. Ramsay, Dibb and Roberts was a founder of Calfrac, has been with Calfrac since its formation in 1999 and has agreed to continue in his present capacity in the event the Corporation completes the acquisition of all of the shares of Calfrac.

Experienced, Interested Board – The Corporation's board of directors will be comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. The directors have extensive industry and transactional experience and several of the directors have significant financial stakes in the Corporation.

Continuous Growth in Business – Since it was established in 1999, Calfrac has consistently expanded its market presence with revenue increasing annually by a minimum of 42%, with an average of 45%, and net income increasing annually by a minimum of 29%, with an average of 42%. Canadian fracturing companies have significantly increased their share of the Canadian market since their entry in the late 1990's, notwithstanding the presence of U.S. based multinational companies.

Core Operations – If the acquisition of all of the shares of Calfrac occurs, the Corporation will be an oilfield service provider with particular focus on providing hydraulic fracturing services to oil and gas exploration and production companies, with an emphasis on providing responsive and flexible solutions to customers' needs and developing technology to respond to challenges faced by customers in the field. In addition, the Corporation intends to be a leading provider of fracturing services to companies involved in the exploration and production of NGC, which is a potential promising new source of natural gas in Canada.

Client Satisfaction and Relationship Building – Calfrac's management recognizes that the success of Calfrac's business is based on high levels of customer satisfaction and strong business relationships. Calfrac has experienced field operations staff that are supported by highly qualified technical personnel, which enable Calfrac to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs.

Adoption and Implementation of Technology – Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for Calfrac's customers. A considerable amount of technology is incorporated into the fluid chemistry and the engineering of fracturing programs. Calfrac has developed proprietary fluid technologies that provide fluid viscosities with minimum additives that enhance fracturing fluid recovery. Calfrac has developed highly innovative field equipment which allows it to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. Calfrac has considerable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, thereby avoiding multiple trips to the well location.

Customer Base and Utilization – Calfrac has two particularly significant customers and in excess of 150 total active customers, comprising a balanced mix of large, intermediate and small oil and gas exploration and production companies. Due to its ability to perform multiple fracturing jobs in one day in each of its operating areas, Calfrac is able to achieve high rates of equipment utilization.

Selected Financial Information

The following table presents a summary of historical financial data for Calfrac for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of Calfrac at each of these dates and for the periods then ended. The following table also presents a summary of the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings of the Corporation for the year ended December 31, 2002 and for the nine months ended September 30, 2003. The unaudited pro forma consolidated balance sheet was prepared as if (i) the Reorganization; (ii) the issuance of • Common Shares for net proceeds of approximately $111.6 million pursuant to this offering; (iii) the completion of the Acquisition by way of the issuance of • Common Shares and the payment of approximately $28.78 million in cash; and (iv) the other transactions described in the notes to the unaudited pro forma financial statements, had occurred on September 30, 2003, and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine months ended September 30, 2003 were prepared as if such transactions had occurred on January 1, 2002. The financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP. The pro forma financial statements of the Corporation have not been audited but have been reported on by PricewaterhouseCoopers LLP. All financial information with respect to the Corporation and Calfrac has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

The following data should be read along with "Management's Discussion and Analysis Regarding Calfrac" and the financial statements and related notes of Calfrac included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

	The Corporation	Calfrac		The Corporation	Calfrac		
	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,		
	2003	2003	2002	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)(1)	(audited)(1)	(audited)(1)
			(in thousands)				
Income Statement Data							
Revenue	$108,494	$108,494	$66,126	96,066	$96,066	$67,509	$45,831
EBITDA(2)	27,442	27,442	16,800	24,344	23,923	19,556	11,452
Income before taxes	20,204	19,145	10,936	16,925	16,014	13,064	6,851
Net income	$19,017	$12,313	$6,811	15,840	$10,024	$7,765	$5,651
Balance Sheet Data							
Current Assets	$37,852						
Property, plant and equipment	76,569						
Intangible assets and goodwill	3,603						
Future income taxes	69,019						
	$187,043						
Current liabilities	$27,427						
Long-term debt	8,206						
Deferred credit	62,000						
	97,633						
Shareholders' equity	89,410						
	$187,043						

Notes:

(1) Derived from the audited financial statements.

(2) EBITDA, in respect of the Corporation, represents revenue after operating expenses, selling and general and administrative expenses, stock option expense and write-down of oil and gas properties, but before depreciation, depletion and amortization, amortization of intangibles, interest and income tax. EBITDA, in respect of Calfrac, represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

(3) If the acquisition of all the shares of Calfrac occurs, the Corporation will have non-capital losses and unclaimed expenditures, in aggregate, equal to approximately $224.6 million for federal tax purposes and approximately $172.9 million for Alberta provincial tax purposes.

The Offering

Offering Price	$• per Offered Share
Offered Shares	• Common Shares
Closing	The closing of this offering is anticipated to occur on March •, 2004, and in any event not later than March •, 2004.
Use of Proceeds	The net proceeds to the Corporation from this offering are estimated to be $111.6 million, after deducting the Underwriters' fee of $6.6 million and expenses of this offering, which are estimated by the Corporation to be approximately $1.8 million. The net proceeds of this offering are anticipated to be used by the Corporation as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac pursuant to the Acquisition; (ii) approximately $58.4 million to repay the indebtedness assumed by Calfrac; and (iii) approximately $24.4 million will be added to working capital and used for general corporate purposes, which may include the repayment of existing indebtedness of Calfrac. It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed.
Eligibility for Investment	In the opinion of Bennett Jones LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, provided the Common Shares are listed on a prescribed stock exchange at the time of closing of this offering, the Offered Shares will, on closing, be qualified investments within the meaning of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. Based upon certain representations of the Corporation, the Offered Shares will not, on closing, constitute "foreign property" under the Tax Act. See "Eligibility for Investment". In the opinion of counsel, based on the legislation in effect on the date of this prospectus, the Offered Shares will, on the closing of this offering, be eligible investments as set forth under the heading "Eligibility for Investment".

Risk Factors

An investment in these securities should be considered speculative due to the nature of the Corporation's business and its present stage of development. Denison is considering changing the focus of its business to the oilfield services business. Such change is dependent upon the completion of this offering and the acquisition of Calfrac. If such acquisition is not completed, the success of this change in business strategy cannot be assured. Although the Corporation does not have a history of paying dividends on its Class A Common Shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. There are additional risks associated with an investment in these securities relating to: volatility of industry conditions, seasonality, alternatives to and changing demand for petroleum products, dependence on major customers, government regulation, sourcing of raw materials, pricing and availability of raw materials, Kyoto Protocol, operating risks and insurance, key personnel, competition in the industry, currency exchange risk, the absence of current business and anticipated acquisition of Calfrac, liability for prior operations and additional financing. In assessing the risks of an investment in the Offered Shares, subscribers must rely upon the ability and integrity of the management of the Corporation. **Subscribers should consult their own professional advisors to assess the income tax, legal and other aspects of an investment in the Offered Shares. See "Risk Factors".**

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta);

"**Acquisition**" means the acquisition by the Corporation of all of the issued and outstanding shares of Calfrac pursuant to the Purchase Option;

"**Amalgamation**" means the amalgamation of the Corporation with Calfrac pursuant to section 184 of the ABCA;

"**Arrangement**" means the arrangement of the Corporation pursuant to section 182 of the OBCA;

"**Arrangement Agreement**" means the arrangement agreement among Denison, Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer, as amended from time to time;

"**Calfrac**" means Calfrac Well Services Ltd.;

"**Calfrac USA**" means Calfrac Well Services Corp., a wholly owned subsidiary of Calfrac;

"**ChemErgy**" means ChemErgy Ltd.;

"**Cogema**" means Cogema Resources Inc.;

"**Common Shares**" means the Class A Common Shares of the Corporation;

"**Consolidation**" means the consolidation of 21 common shares of Denison into one Common Share pursuant to the Arrangement;

"**Continuance**" means the continuance of Denison as an Alberta corporation under section 188 of the ABCA;

"**Corporation**" or "**Denison**" means Denison Energy Inc.;

"**DJ Basin**" means the Denver-Julesburg Basin in Colorado;

"**Matco**" means Matco Capital Ltd., a corporation controlled by Matco Investments;

"**Matco Investments**" means Matco Investments Ltd., a private investment corporation;

"**NGC**" means natural gas from coal, also known as coalbed methane or "CBM";

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**Offered Shares**" means the Common Shares offered pursuant to this prospectus;

"**Purchase Option**" means the purchase option agreement among Calfrac, Matco Investments (on behalf of itself and the other shareholders of Calfrac) and Denison granting an irrevocable option to Denison to purchase all of the issued and outstanding shares of Calfrac for an aggregate purchase price of approximately $227.5 million less the net debt of Calfrac, which is anticipated to be approximately $83.6 million for these purposes;

"**Reorganization**" means the Arrangement, the Continuance, the Subscription and certain related transactions, collectively;

"**Subscription**" means the subscription completed by the Corporation following the Arrangement pursuant to which the Corporation issued • Common Shares to Matco or a group of investors designated by Matco for aggregate gross proceeds of approximately $5.3 million;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" means Peters & Co. Limited, FirstEnergy Capital Corp. and RBC Dominion Securities Inc.; and

"**Underwriting Agreement**" means the underwriting agreement dated •, 2004 among the Corporation and the Underwriters with respect to this offering.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Corporation, are intended to identify forward-looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, those described in this prospectus under the heading "Risk Factors", "Selected Financial Information" and "Management's Discussion and Analysis Regarding Calfrac". Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this prospectus as intended, planned, anticipated, believed, estimated or expected. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this prospectus contains forward-looking statements pertaining to the following:

- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oilfield services;
- expectations regarding the Corporation's ability to maintain Calfrac's competitive position;
- expectations regarding the Corporation's ability to raise capital;
- treatment under governmental regulatory regimes;
- commodity prices; and
- exercise of the Purchase Option.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

- general economic conditions in Canada and the United States;
- the demand for fracturing and other stimulation services during drilling and completion of oil and gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for oilfield services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and gas operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities, and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- dependence on major customers;
- changes in legislation and the regulatory environment, including uncertainties with respect to implementing the Kyoto protocol;
- liabilities and risks associated with prior operations;
- currency exchange rate risk; and
- the other factors considered under "Risk Factors".

Except as otherwise indicated, all of the disclosure in this preliminary prospectus is made on the basis that the Reorganization has been completed. A final prospectus will not be filed with the securities regulatory authorities, or delivered to prospective subscribers, unless and until such time as the Reorganization has been completed.

DENISON ENERGY INC.

Denison is considering changing the focus of its business to the oilfield services business. Denison's previous business focused on resource related interests that included interests in a uranium processing facility and a uranium mine, an oil and gas business, an environmental services business and both mineral and oil and gas exploration projects. Pursuant to the Arrangement, Denison has disposed of these interests. See "– The Reorganization – The Arrangement". The completion of this offering will provide financing which will enable the Corporation to exercise the Purchase Option, should the Corporation so determine, and complete the transformation of the Corporation to an oilfield services provider.

Corporate Strategy

If the Acquisition occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the Denver-Julesburg Basin in Colorado.

Business Strengths

Management believes that, if the Acquisition occurs, the following business strengths will enhance the Corporation's ability to achieve its business objective of becoming a leading provider of oilfield services to oil and gas exploration and production companies.

Seasoned Management – Each of Mr. Douglas R. Ramsay, the President and Chief Executive Officer of Calfrac, Mr. Gordon A. Dibb, the Executive Vice President and Chief Financial Officer of Calfrac and Mr. Robert S. Roberts, the Senior Vice President and Chief Operating Officer of Calfrac, has extensive industry experience. Mr. Ramsay has over 30 years of experience in the oil and oilfield services industries and was the President of Canadian Fracmaster Ltd. from 1992 to 1994. Mr. Dibb has over 20 years of oilfield services industry experience as a senior financial officer. Mr. Roberts has significant operational industry experience with over 35 years in the pumping services industry. Each of Messrs. Ramsay, Dibb and Roberts was a founder of Calfrac, has been with Calfrac since its formation in 1999 and has agreed to continue in his present capacity in the event the Corporation completes the Acquisition.

Experienced, Interested Board – The Corporation's board of directors will be comprised of individuals with broad backgrounds and demonstrated experience in creating shareholder value. The directors have extensive industry and transactional experience and several of the directors have significant financial stakes in the Corporation.

Continuous Growth in Business – Since it was established in 1999, Calfrac has consistently expanded its market presence with revenue increasing annually by a minimum of 42%, with an average of 45%, and net income increasing annually by a minimum of 29%, with an average of 42%. Canadian fracturing companies, have significantly increased their share of the Canadian market since their entry in the late 1990's, notwithstanding the presence of U.S. based multinational companies.

Core Operations – If the Acquisition occurs, the Corporation will be an oilfield service provider with particular focus on providing hydraulic fracturing services to oil and gas exploration and production companies, with an emphasis on providing responsive and flexible solutions to customers' needs and developing technology to respond to challenges faced by customers in the field. In addition, the Corporation intends to be a leading provider of fracturing services to companies involved in the exploration and production of NGC, which is a potential promising new source of natural gas in Canada.

Client Satisfaction and Relationship Building – Management of Calfrac recognizes that the success of Calfrac's business is based on high levels of customer satisfaction and strong business relationships. Calfrac has experienced field operations staff that are supported by highly qualified technical personnel, which enable Calfrac to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs.

Adoption and Implementation of Technology – Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for its customers. A considerable amount of technology is incorporated into the fluid chemistry and the engineering of fracturing programs. Calfrac has developed proprietary fluid technologies that provide fluid viscosities with minimum additives that enhance fracturing fluid recovery. Calfrac has developed highly innovative field equipment which allows Calfrac to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. Calfrac has considerable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, thereby avoiding multiple trips to the well location.

Customer Base and Utilization – Calfrac has two particularly significant customers and in excess of 150 total active customers, comprising a balanced mix of large, intermediate and small oil and gas exploration and production companies. Due to its ability to perform multiple fracturing jobs in one day in each of its operating areas, Calfrac is able to achieve high rates of equipment utilization.

The Acquisition

The Purchase Option

Pursuant to the Purchase Option, the shareholders of Calfrac granted an irrevocable option to Denison to purchase all of the shares of Calfrac for an aggregate purchase price of approximately $227.5 million, less: (i) the net debt of Calfrac at December 30, 2003 of approximately $25.2 million, which was established at the date of the Purchase Option; and (ii) the amount of any debt assumed by Calfrac subsequent to December 30, 2003. Calfrac has advised the Corporation that it is anticipated that Calfrac will have assumed additional indebtedness of approximately $58.4 million in connection with the recent purchase of the interest of an equity shareholder of Calfrac. After deducting such debt of Calfrac of approximately $83.6 million, the net purchase price is anticipated to be approximately $143.9 million. The following table illustrates the estimated net purchase price payable by the Corporation to the shareholders of Calfrac in the event the Corporation exercises the Purchase Option:

		(in millions)
Purchase price	$	227.5
Established net debt as at December 30, 2003		(25.2)
Estimated debt assumed after December 30, 2003		(58.4)
Estimated net purchase price	**$**	**143.9**

The net purchase price pursuant to the Purchase Option is payable, at the option of the Corporation, in cash or a combination of cash and Common Shares. If the Corporation elects to pay in a combination of cash and Common Shares, the Common Shares must make up not less than 80% of the purchase price. The Purchase Option may be exercised by the Corporation during the period commencing on the date this offering is completed, or, in the event of payment only in cash, the date upon which the Corporation is a party to binding agreements that would enable it to exercise the Purchase Option, and ending on the earlier of the seventh day thereafter and March 26, 2004. The Purchase Option may not be exercised except on an all cash basis unless this offering has closed and the Common

Shares issuable pursuant to this offering have been issued and delivered unconditionally to the purchasers under this offering.

If this offering is completed, the Corporation anticipates exercising the Purchase Option and paying the net purchase price to the shareholders of Calfrac by the issuance of • Common Shares, representing 80% of the net purchase price, and the payment of approximately $28.8 million in cash, representing the remaining 20% of the purchase price. Each of Messrs. Mathison, Lambert, Ramsay, Dibb and Roberts, directly and indirectly, will receive an amount proportionate to his respective shareholdings of the approximately $28.8 million that the Corporation anticipates paying to the shareholders of Calfrac as the cash portion of the net purchase price of the Acquisition. The balance of the purchase price of the Acquisition of approximately $115.1 million is anticipated to be paid by the issuance of Common Shares at an attributed price per share equal to the price of the Offered Shares.

The Reorganization

Pursuant to the Reorganization completed on March •, 2004, Denison was restructured into three publicly traded companies, being: (i) Denison Mines Inc., a uranium mining and mining–related environmental services company; (ii) Denison Oil Corporation (the parent of Denison Resources Inc.), an oil and gas exploration and development company; and (iii) the Corporation, which holds the Purchase Option and certain other retained assets, has certain income tax attributes held by Denison prior to the Reorganization, and has retained certain claims and liabilities.

The following diagrams illustrate the structure of each of: (i) Denison before the Reorganization; and (ii) the Corporation after the Reorganization, this offering and the Acquisition.

Before the Reorganization


Denison Shareholders
100%
Denison Energy Inc.
Oil and Gas Assets
Mining Assets
Environmental Services Assets

After the Reorganization, this Offering and the Acquisition


Denison's current shareholders
Matco
New shareholders from this offering
Calfrac's current shareholders
•%
•%
•%
•%
The Corporation
Calfrac
Calfrac's Oilfield Services Business

The Arrangement

The Arrangement resulted in:

- the amalgamation of Denison with Tenwest Uranium Limited, a wholly owned subsidiary of Denison;
- the transfer of all of Denison's Canadian petroleum and natural gas assets to Denison Resources Inc. and the assumption by Denison Resources Inc. of all liabilities of Denison related to such assets;
- the transfer of all of Denison's mining assets and mining environmental services related assets to Denison Mines Inc. and the assumption by Denison Mines Inc. of all liabilities relating to such assets;
- the distribution to each shareholder of Denison of common shares of each of Denison Oil Corporation (the parent of Denison Resources Inc.) and Denison Mines Inc.;
- the Corporation holding no material assets, other than the Purchase Option, having certain income tax attributes, and retaining certain claims and liabilities incurred prior to, or in connection with, the Arrangement. These claims and liabilities of the Corporation include expenses incurred by the Corporation in respect of the Reorganization, this offering and the Acquisition, certain quantifiable liabilities (estimated at approximately $4.5 million) and certain retained legal proceedings. See "Legal Proceedings";
- 21 pre-consolidation common shares of Denison being exchanged for one Common Share. The Consolidation reduced the number of outstanding common shares of Denison, after giving effect to the Arrangement, but prior to the Subscription, to approximately • Common Shares; and
- in accordance with the Arrangement Agreement, each of Denison Resources Inc. and Denison Mines Inc. provided an indemnity to the Corporation. Denison Resources Inc. provided an indemnity to the Corporation for all claims or losses in respect of liabilities relating to the Canadian petroleum and natural gas assets of Denison transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. provided an indemnity to the Corporation for all claims or losses relating to liabilities relating to

Denison Energy Inc.'s business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity provided by Denison Resources Inc. and for matters related to specific liabilities retained by the Corporation. See "Risk Factors – Liabilities from Prior Operations". The board of directors of the Corporation believes that the resolution of any claims arising from the prior business of the Corporation, including the retained legal proceedings, will not, individually or in the aggregate, have a material adverse effect on the Corporation (assuming the completion of this offering and the Acquisition).

Continuance

Pursuant to the Continuance, the Corporation ceased to be a corporation incorporated under and governed by the OBCA and became a corporation continued under and governed by the ABCA.

The Subscription

Following implementation of the Arrangement and the Continuance, Matco acquired • Common Shares from treasury (representing 45% of the total number of issued and outstanding Common Shares after giving effect to the Subscription), at a subscription price of $7.35 per share for total proceeds to the Corporation of approximately $5.3 million.

Amalgamation, Name Change and Additional Directors

If the Acquisition is completed, the Amalgamation and a name change will be effected. Pursuant to the Amalgamation, Calfrac, as a wholly owned subsidiary of the Corporation following completion of the Acquisition, will be amalgamated on a vertical short form basis. In connection with the Amalgamation, the name of the Corporation will be changed to Calfrac's name, Calfrac Well Services Ltd.

On March •, 2004, all of Denison's officers and all but three of Denison's directors resigned. At that time, three independent members of Denison's board, Messrs. James S. Blair, Gregory S. Fletcher and Paul F. Little, continued as directors of the Corporation and were joined on the board by Ronald P. Mathison and Martin A. Lambert. Also on March •, 2004, Martin A. Lambert was appointed the Interim Chief Executive Officer of the Corporation and David M. McGoey was appointed the Interim Chief Financial Officer of the Corporation. If the Acquisition is completed, Douglas R. Ramsay and R. Timothy Swinton will be appointed as additional directors of the Corporation and the officers disclosed under "Directors and Officers of the Corporation" and "Management" will be appointed, at which time, Mr. Lambert and Mr. McGoey will resign as Interim Chief Executive Officer and Interim Chief Financial Officer of the Corporation, respectively, but Mr. Lambert will continue to act as a director of the Corporation.

BUSINESS OF CALFRAC

Denison is considering changing the focus of its business to the oilfield services business and, in this regard, anticipates acquiring Calfrac pursuant to the Purchase Option. Calfrac provides oilfield services designed to increase the production of hydrocarbons from wells drilled for exploration and production companies throughout western Canada and in the Rocky Mountain region of the United States.

Fracturing Services

The principal focus of Calfrac's business is the provision of hydraulic fracturing services to exploration and production companies, which services accounted for approximately 92% of Calfrac's total revenue in the first nine months of 2003. The objective of hydraulic fracturing is to increase the conductivity of an oil or gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone.

Conventional Hydraulic Fracturing

Conventional hydraulic fracturing is accomplished by pumping a viscous fluid with suspended "proppant" (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals which are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, the fracturing process involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. Calfrac's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- a blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture;
- a chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; Calfrac often incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- a computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi-zone well involves numerous trips to the well location with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. This procedure, using snubbing units for deeper, more highly pressurized wells and coiled tubing rigs for shallower wells, involves moving the target zone up or down the wellbore by raising or lowering tubing and requires the use of specialized tools that can isolate the target zone for treatment. The ability to complete the fracturing services for a multi-zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

Fracturing for Natural Gas Found in Coal

Calfrac has identified the market niche of supplying hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada as one in which it seeks to be the leading provider.

NGC is often referred to as coalbed methane. In the United States, NGC production has increased from 0.2 billion cubic feet per day prior to 1990 to 4.4 billion cubic feet per day in 2002, representing approximately 8% of the total natural gas production in the United States.

Alberta and British Columbia have vast coal resources that may be a potential source of significant commercial quantities of NGC and this natural gas source has the potential to make a significant contribution to western Canada's future energy supply. However, NGC is in the early stages of development in western Canada and it has not yet been determined if significant commercial quantities of NGC can be recovered.

NGC is referred to as an "unconventional" form of natural gas. NGC is produced by reducing the pressure in a coal seam to enable the methane gas to flow through fractures, or cleats, in the coal into the wellbore. The natural gas then flows up to the surface. When few natural fractures exist, producers may use hydraulic fracturing to create channels in the coal.

Natural gas found in coal is generally "sweet" not "sour" gas, as it does not contain hydrogen sulphide. NGC is generally 85% to 95% pure methane, with small amounts of carbon dioxide and nitrogen. NGC is generally produced at lower pressures than conventional natural gas and is generally of a nature that is near-pipeline quality when produced, requiring minimal processing.

A key challenge to NGC production in Alberta is the generally low permeability of coals with the highest natural gas concentrations (eg., coal located in the Mannville formations) and the moderate to low natural gas concentrations of higher permeability coals (eg., coal located in the Horseshoe Canyon and Ardley formations). Coal located in the Horseshoe Canyon formations is relatively shallow and may contain approximately 20 individual thin coal seams with interbedded shale and sandstone zones, which often contain natural gas. These zones are attractive multi-zone completion targets for producers of natural gas. Most importantly, these coal seams are dry and therefore produce no water. These coal seams are also found in areas where existing well, natural gas plant and pipeline infrastructure currently exists, which reduces production costs. Alberta's first commercial NGC production projects are located in the Horseshoe Canyon formation in south-central Alberta.

As a result of its extensive involvement in various pilot projects evaluating the viability of NGC production in western Canada, Calfrac, along with its customers, has developed an unconventional method of fracturing NGC wells performing multi-zone fractures through coiled tubing by pumping nitrogen gas, without the use of proppant, fluid or chemicals.

Calfrac has developed a significant level of expertise and experience in fracturing NGC wells and has become a leading provider of hydraulic fracturing services to customers who stimulate NGC wells. Reliable information on the number of NGC wells drilled in Alberta in 2003 is not readily available. However, Calfrac has received information from the National Energy Board and the Alberta Energy and Utilities Board that approximately 300 to 500 NGC wells were drilled in Alberta in 2003, representing 2.7% to 4.5% of the 11,067 natural gas wells drilled in Alberta in 2003. Calfrac hydraulically fractured 224 of these wells, representing approximately 8% of Calfrac's aggregate fracturing revenue in 2003 compared to approximately 2% in 2002. The National Energy Board has predicted that the pace of NGC extraction will increase steadily to 1,200 wells being drilled in 2005.

Stimulation and Other Well Services

Calfrac provides stimulation and other well services to exploration and production companies in western Canada. Revenues from well stimulation services accounted for 8% of Calfrac's total revenue for the first nine months of 2003 and 9% of Calfrac's total revenue in 2002.

Coiled Tubing Services

Calfrac injects coiled tubing into wells to perform various well-servicing operations. Coiled tubing consists of continuous, high pressure, flexible, small diameter steel pipe in various lengths up to several thousand meters mounted on a reel on a truck or trailer. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore.

Acidizing Services

Acidizing involves pumping varying volumes of specially formulated acid blends into producing oil or gas formations to remove unwanted materials and sediments or to dissolve portions of the producing formation in order to enhance the production of hydrocarbons or the disposal of waste fluids.

Nitrogen Services

Nitrogen is added to acid blends to provide additional energy to assist in the clean out of unwanted materials and sediments in order to enhance the well flow rate. Nitrogen is also used for removing fluids from wellbores, purging vessels and pressure testing operations. Nitrogen services are used principally in applications supporting Calfrac's coiled tubing and fracturing services. Nitrogen is often pumped into the wellbore to improve safely the recovery of introduced or produced fluids, while reducing the potential for damaging the formation.

Customer Base

Calfrac's customer base consists of in excess of 150 oil and gas exploration and production companies, ranging from large multinational companies to small private companies. Calfrac has established and maintains a number of key relationships with active customers.

Notwithstanding Calfrac's significant customer base, the majority of Calfrac's revenue comes from two large customers. These two customers provided 57% of Calfrac's revenue in the first eleven months of 2003. The largest of these customers provided 50% of Calfrac's revenue in the first eleven months of 2003 and 57% of Calfrac's revenue in 2002. No other customer provided in excess of 5% of total revenue in either of these periods. See "Risk Factors – Dependence on Major Customers" for additional information in respect of Calfrac's customers.

Demand for Hydraulic Fracturing Services

The Corporation believes that the combination of increasing demand for natural gas in North America and the declining rates of natural gas production in the key producing fields of North America will result in the drilling of additional natural gas wells in order to sustain current production levels and to satisfy the growing demand. The majority of natural gas wells require hydraulic fracturing to stimulate the production of hydrocarbons. Management believes that, as a result of these conditions, the demand for hydraulic fracturing services is likely to increase.

The number of natural gas wells completed each year is believed by management to be a good indicator of the potential level of fracturing activity. The chart below illustrates the substantial increase in the number of natural gas wells completed each year since 1995, from 3,614 in 1995 to 13,944 wells in 2003, as the number of natural gas wells completed has become a larger proportion of the total number of wells completed each year in western Canada.

Wells Completed In Western Canada[1]


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
Gas Wells
Oil Wells

Note:
(1) Source: Nickle's Daily Oil Bulletin

Although Calfrac provides fracturing services to all segments of the oil and gas industry, it has historically focused on the shallow natural gas well segment located in southern and eastern Alberta. For the past five years, the average depth of the wells completed in Canada has averaged less than 1,100 metres (Nickle's Daily Oil Bulletin). Wells of this depth are generally classified as shallow and are located mainly in southern and eastern Alberta. This segment is and, management believes will continue to be, an important and consistent source of revenue to Calfrac. For this reason, Calfrac first commenced operations from a base in Medicine Hat.

Competition and Marketing Strategy

If the Acquisition occurs, the Corporation's primary ongoing business objective will be to be a leading provider of oilfield services. Calfrac is currently a leading provider of hydraulic fracturing services and well stimulation services to oil and gas exploration and production companies in western Canada and the Rocky Mountain region of the United States. Management will seek to maintain Calfrac's position as the preferred provider to its current major customers, be the preferred provider to start-up oil and gas exploration and production companies, be the leading provider of hydraulic fracturing services to exploration and production companies involved in developing NGC in western Canada, be a significant provider of hydraulic fracturing services to major independent oil and gas exploration and production companies and be the preferred independent provider of hydraulic fracturing services in the DJ Basin.

Each of the markets in which Calfrac participates is highly competitive. Fracturing services are generally provided to exploration and production companies through a competitive bid process for either individual wells or multi-well projects. Successful bids are the result of high customer satisfaction from past services provided and business relationships. Calfrac has developed extensive client contacts and built strong personal relationships with customers. Exploration and production companies also enter into agreements with service companies to provide fracturing services for multiple wells for periods of, generally, up to two years. However, these agreements seldom contain binding commitments for a minimum amount of fracturing work. Based on its expertise in providing hydraulic fracturing services and its strong business relations with its two most important customers, Calfrac has entered into four multi-year agreements with these customers to provide fracturing services to them, with three of these agreements providing a minimum quantity of fracturing services to be provided by Calfrac during the term thereof.

Calfrac believes that it provides superior service to customers through its experienced management and work force, unique chemical technology and modern and innovative equipment. Calfrac's management has extensive experience and strong business relationships in the oilfield service industry in western Canada and, as a result of a flat management structure, is actively involved in the daily operations of Calfrac.

Intellectual Property

Calfrac's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and gas exploration and production companies when fracturing and stimulating wells. Calfrac's success in hydraulic fracturing has been facilitated by its ability to provide propriety blends of chemicals that, together with its technical expertise and innovative equipment, result in customers' wells being more productive.

Calfrac conducts a significant amount of its research and development in conjunction with ChemErgy, a company in which Calfrac has a 30% ownership interest. ChemErgy is engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplies chemical products and provides quality control and logistical services for the products supplied. In accordance with an exclusive relationship agreement between Calfrac and ChemErgy, ChemErgy is required to supply products to and perform research and development for Calfrac on an exclusive basis and Calfrac is required to acquire all of the chemical products used in its business from ChemErgy. The exclusive relationship agreement with ChemErgy will terminate on May 31, 2011 and, if a change of control of Calfrac has not occurred, is renewable at the option of Calfrac for an additional five year term. If Calfrac does not exercise this option, the agreement will be automatically renewed for one year renewal terms unless terminated with notice by either party. ChemErgy operates a fully-equipped laboratory in Calgary staffed with chemical engineers, chemists and technicians who are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field.

Where possible, Calfrac and ChemErgy undertake to protect intellectual property which they develop through joint applications for patent protection. Calfrac and ChemErgy currently have two patents pending on chemical systems used to deliver fracturing services.

Facilities, Equipment and Personnel

Calfrac provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary and four field stations located in Medicine Hat, Red Deer and Grande Prairie, Alberta, and in Platteville, Colorado.

Calfrac owns a significant complement of fracturing equipment which, as at December 31, 2003, includes nine conventional fracturing spreads, incorporating 20 fracturing pumpers rated to a total of 45,000 horsepower, and one NGC fracturing spread with eight high rate nitrogen pumpers. Calfrac's well stimulation equipment includes two combination nitrogen-acid pumpers, two acid pumpers, two deep coiled tubing units and eight shallow coiled tubing units. Calfrac's total fleet of 132 large vehicles is comprised of 37 trucks with mounted equipment and 95 tractor/trailer units. Calfrac is currently constructing a tenth conventional and a second NGC fracturing spread, both of which are expected to be operational in the first half of 2004.

As at December 31, 2003, Calfrac employed 342 people in Canada and Calfrac USA employed 40 people. None of the employees of Calfrac or Calfrac USA are unionized.

USE OF PROCEEDS

The net proceeds to the Corporation from this offering are estimated to be $111.6 million, after deducting the Underwriters' fee of $6.6 million and expenses of this offering, which are estimated by the Corporation to be approximately $1.8 million.

The net proceeds of this offering are anticipated to be used by the Corporation as follows: (i) approximately $28.8 million to pay 20% of the purchase price of the shares of Calfrac pursuant to the Acquisition; (ii) approximately $58.4 million to repay the indebtedness assumed by Calfrac; and (iii) approximately $24.4 million will be added to working capital and used for general corporate purposes, which may include the repayment of existing indebtedness of Calfrac.

It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed.

DIRECTORS AND OFFICERS OF THE CORPORATION

The following table sets out the names and municipalities of residence of those individuals that are the current directors and officers of the Corporation and the proposed directors and officers of the Corporation in the event the Corporation completes this offering and the Acquisition, together with their positions and offices with the Corporation and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Position with the Corporation	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
Ronald P. Mathison[(1)(3)] *Calgary, Alberta*	Chairman and a Director	March •, 2004	President of Matco Investments Ltd. (a private investment company); prior to 1999, Principal, Peters & Co. Limited.
Douglas R. Ramsay *Calgary, Alberta*	Chief Executive Officer and a Director	Nominee[(4)]	President and Chief Executive Officer of Calfrac.
Gordon A. Dibb *Calgary, Alberta*	Chief Financial Officer	—[(4)]	Executive Vice President and Chief Financial Officer of Calfrac.
Robert S. Roberts *Calgary, Alberta*	Chief Operating Officer	—[(4)]	Senior Vice President and Chief Operating Officer of Calfrac.
James S. Blair *Calgary, Alberta*	Director	May 8, 2002	President and Chief Executive Officer, ExAlta Energy Inc. (an independent private oil and gas exploration and development company) since 2002. Prior thereto, Senior Vice President and Chief Operating Officer, Husky Energy Inc. (an integrated energy company).
Gregory S. Fletcher[(1)] *Calgary, Alberta*	Director	May 8, 2002	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert[(2)] *Calgary, Alberta*	Interim Chief Executive Officer and a Director	March •, 2004	Partner, Bennett Jones LLP (a law firm). Prior to May 2000, Chief Executive Officer and a partner, Bennett Jones LLP.
Paul F. Little[(2)] *King City, Ontario*	Director	May 15, 1997	President, Westover Investments, Inc. (a private investment company). Prior to 2000, principal, Gornitzki, Thompson & Little (merchant bank) from 1986 to 1999.
R. Timothy Swinton[(1)(3)] *Calgary, Alberta*	Director	Nominee	President of Western Provinces Resources Ltd. (a private investment company) since 1997; Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto Chairman and Chief Executive Officer of Kenting Energy Services Inc. (a public oilfield services company) in 1997.
David M. McGoey *Calgary, Alberta*	Interim Chief Financial Officer	March •, 2004	Chief Financial Officer of Ross Smith Energy Group (a private engineering consulting firm) since 1998; President of David M. McGoey Professional Corporation since 1992; Chief Financial Officer of Securex Limited (a public company in the security monitoring

Name and Municipality of Residence	Position with the Corporation	Director or Officer Since	Present Occupation and Positions Held During the Last Five Years
			industry) since 2003; Chief Financial Officer of Torode Realty Ltd. (a public mineral exploration company) since 2003; and Chief Financial Officer of Tristone Capital LLC (a private investment company) from 2001 to 2002.

Notes:

(1) Member or proposed member of Audit Committee.

(2) Member of Corporate Governance Committee.

(3) Member or proposed member of Compensation Committee.

(4) It is anticipated Messrs. Ramsay, Dibb and Roberts will be appointed as officers of the Corporation in the event the Corporation completes this offering and the Acquisition.

Prior to March •, 2004, the officers of Denison included E. Peter Farmer, President and Chief Executive Officer, T. E. Craig Bamford, Vice President, Finance and Chief Financial Officer, Donald C. Campbell, Vice President, Marketing and Special Projects and Donna J. Gallant, Counsel and Secretary. Each of these officers resigned on March •, 2004 effective upon the completion of the Reorganization, at which time Martin A. Lambert was appointed as Interim Chief Executive Officer and David M. McGoey was appointed as Interim Chief Financial Officer. In the event that this offering and the Acquisition are completed, it is anticipated that the board of directors will appoint Messrs. Ramsay, Dibb and Roberts as Chief Executive Officer and President, Chief Financial Officer and Executive Vice President, and Chief Operating Officer and Senior Vice President, respectively. Mr. Lambert will continue to act as a director of the Corporation.

Each of Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts have entered into an employment agreement dated September 1, 1999 with Calfrac. Each of these agreements has an initial five year term that expires on September 1, 2004 and provides that each year thereafter, the term will automatically renew for a successive one-year renewal term, unless either party gives written notice to the contrary. Each of these agreements contains provisions in favour of Calfrac (i) prohibiting the disclosure by each of Messrs. Ramsay, Dibb and Roberts of any confidential information related to Calfrac's business, and (ii) prohibiting each of Messrs. Ramsay, Dibb and Roberts from competing with Calfrac, or soliciting the employees or customers of Calfrac, for two years from the termination of each of their employment with Calfrac. These employment agreements also provide that in the event of a change of control of Calfrac, each of Messrs. Ramsay, Dibb and Roberts has the right at any time within six months of the change of control to terminate his employment with Calfrac. If any of Messrs. Ramsay, Dibb or Roberts exercises this right, or if Calfrac terminates the employment of any of Messrs. Ramsay, Dibb or Roberts following a change of control, such officer is entitled to all accrued but unpaid bonuses and to a severance payment equal to two times their annual 2003 base salary.

In addition, each of Messrs. Ramsay, Dibb and Roberts have entered into an agreement with Calfrac whereby each of them waived any change of control or other rights they may have pursuant to their employment agreements provided that the Reorganization and the Acquisition occur as described herein. These agreements also provide that, in the event that a change of control occurs other than on the basis contemplated herein, each of them is entitled to exercise his right to terminate his employment and receive the severance payment described above. In addition, in such circumstances, each of such officers may elect not to receive, the severance payment and in consideration therefore, the respective officer will be released and discharged from the non-competition restrictions of his employment agreement.

Six additional officers and key employees of Calfrac have each signed an agreement with Calfrac providing that each employee will continue his employment with Calfrac or the Corporation, as applicable, until at least June 30, 2004 under such employee's current employment terms. In the event that either or both Mr. Mathison or Mr. Ramsay resign or are terminated as Chairman or Chief Executive Officer, respectively, of either Calfrac or the Corporation, as applicable, on or prior to June 30, 2004, the employee may elect to terminate his employment prior to June 30, 2004 and will receive a termination payment equal to all accrued but unpaid bonuses and to a severance payment equal to two times his annual 2003 base salary.

Share ownership guidelines adopted by the board of directors of the Corporation after completion of the Reorganization provide that each director should own, directly or indirectly, Common Shares having a market value, as defined in the share ownership guidelines, of not less than $• within two years from the later of the date he or she was first elected or appointed to the board of directors of the Corporation and the date of the completion of the Acquisition. Share units credited under any deferred share compensation or similar plan will be included in the calculation of the number of Common Shares owned by a director for this purpose.

As at March •, 2004, the officers and directors of the Corporation, as a group, beneficially own, directly or indirectly, • Common Shares and, assuming that they do not subscribe for any of the Offered Shares, the officers and directors, as a group, will own or exercise control over approximately •% of the outstanding Common Shares in the event of completion of this offering and the Acquisition (on the basis that the net purchase price is paid by the issuance of • Common Shares and the payment of approximately $28.8 million in cash).

The term of office of each of the directors of the Corporation will expire at the next annual meeting of the shareholders.

MANAGEMENT

The following is a brief description of the current directors and senior officers of the Corporation and the proposed directors and senior officers in the event that this offering and the Acquisition are completed.

Ronald P. Mathison, Director and Chairman

Mr. Mathison is the President and Chief Executive Officer of Matco Investments, a private investment company specializing in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an investment firm specializing in the oil and gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and gas and oil and gas service companies. Mr. Mathison received a B.Comm. (Honours) from the University of Manitoba in 1979 and obtained his Chartered Accountant designation in 1982. Mr. Mathison also holds the designation of Chartered Business Valuator, obtained in 1989, and of Chartered Financial Analyst, obtained in 1990. Mr. Mathison is the sole shareholder of Matco Investments, which controls Matco. Mr. Mathison is the Chairman of Hawker Resources Inc. Mr. Mathison was a founder of Calfrac and has been the Chairman of Calfrac since its formation in 1999.

Douglas R. Ramsay, President and Chief Executive Officer

Mr. Ramsay was a founder of Calfrac and has been the President and Chief Executive Officer of Calfrac since its formation in 1999. Mr. Ramsay has an extensive background in the oil industry. Prior to 1994, Mr. Ramsay was the President of Canadian Fracmaster Ltd. where he spent 12 years enhancing the overall presence of Fracmaster Ltd. in Canada and worldwide. Previous industry experience as a Project Manager for Delta Consultants, Drilling and Completions Foreman for Dome Petroleum Corp. and Service Supervisor for BJ Well Services Company has contributed to Mr. Ramsay's overall knowledge of the industry.

Mr. Ramsay holds a diploma in Petroleum Technology from Southern Alberta Institute of Technology and is a certified Registered Engineering Technologist.

Gordon A. Dibb, Executive Vice President and Chief Financial Officer

Mr. Dibb was a founder of Calfrac and has been the Executive Vice President and Chief Financial Officer of Calfrac since its formation in 1999. Mr. Dibb has over 20 years of oilfield service industry experience in a senior financial capacity, having worked as executive Vice President Business Development for Trace Exploration, Vice President Finance and Chief Financial Officer for Artisan Corporation, Vice President Administration for Nabors Drilling

International Limited, Chief Operating Officer for Destiny Resource Services Corp. and Vice President Finance for Nabors Drilling Ltd. Mr. Dibb also has experience in South Africa working in other industries.

Mr. Dibb is a Chartered Accountant, qualified in both South Africa and Canada, and a member of the Alberta Institute of Chartered Accountants.

Robert S. Roberts, Senior Vice President and Chief Operating Officer

Mr. Roberts was a founder of Calfrac and has been the Senior Vice President and Chief Operating Officer of Calfrac since its formation in 1999. Mr. Roberts has significant industry experience with over 35 years in the pumping service industry. Mr. Roberts previously held senior management positions with Fracmaster Ltd. in its Canadian, United States, South American, Middle East and Russian Operations. Prior to 1996, Mr. Roberts was the Executive Vice President of Fracmaster Ltd.

James S. Blair, Director

Mr. Blair has served as director of Denison since May of 2002. Mr. Blair is President and Chief Executive Officer of ExAlta Energy Inc., an independent oil and natural gas exploration and development company. Until January 2002, Mr. Blair was Senior Vice President and Chief Operating Officer of Husky Energy Inc., an integrated energy and energy-related company that ranks among Canada's largest petroleum companies. Mr. Blair was responsible for managing Husky's upstream business. He developed and implemented comprehensive strategies which led to strong growth of Husky in western Canada, offshore eastern Canada and Asia. Mr. Blair is a director of Viking Energy Royalty Trust, a director and Chairman of Onstream Compressor Rentals Inc., a private oilfield service company, and a director of the Calgary Centre for Innovative Technology. Mr. Blair holds an Honours B.A. (Economics) degree from the University of Alberta. His studies concentrated on resource economics and international trade.

Gregory S. Fletcher, Director

Mr. Fletcher has served as a director of Denison since May of 2002. Mr. Fletcher is an independent businessman involved in the oil and gas industry in western Canada. He has considerable business experience in the junior sector of the oil and gas industry and is currently President of Sierra Energy Inc., a private oil and gas company that he founded in 1997. From June 1998 to May 1999, he was also President, Chief Executive Officer and a director of Canadian Conquest Exploration Inc. and prior to 1997 he was President, Chief Executive Officer and a director of Aztec Resources Ltd. Mr. Fletcher is also Chairman and a director of Diamond Energy Services Inc., a private oilfield service company, a director of Pengrowth Management Limited, a private specialty fund management company and a director of Total Energy Services Ltd., a public oilfield services company. Mr. Fletcher graduated from the University of Calgary in 1972 with a BSc. in geology.

Martin A. Lambert, Director and Interim Chief Executive Officer

Mr. Lambert is a partner with the Bennett Jones LLP law firm, having served as Chief Executive Officer of the firm from 1996 to 2000. Mr. Lambert has been widely recognized as one of Canada's leading merger and acquisitions lawyers, including having recently been named by the National Post as one of Canada's top 30 deal makers, and is a senior member of the firm's mergers and acquisitions team. Mr. Lambert's directorships include Oil States International Inc. and zed.i solutions.inc, both oilfield services firms, as well as Hawker Resources Inc. and Bear Creek Energy Ltd., both oil and gas exploration and production companies. Mr. Lambert's family holding corporation, Mountain Moon Capital Inc., is a shareholder of Matco. Mr. Lambert was appointed Interim Chief Executive Officer of the Corporation on March •, 2004 and will resign such position upon the appointment of Douglas Ramsay as Chief Executive Officer. Mr. Lambert will continue to act as a director of the Corporation.

Paul F. Little, Director

Mr. Little has served as a director of Denison since May of 1997. Mr. Little is President of Westover Investments Inc., an investment company. From 1986 to 1999 he was a principal of the Toronto-based merchant bank, Gornitzki, Thompson & Little and President of GTL Securities Inc., a related securities dealer. Mr. Little serves on

a number of other public company boards including The Nautilus Group, Inc., Medisystem Technologies, Inc., Pason Systems, Inc. and World Point Terminals, Inc. He is Chairman of Echelon General Insurance Company, a private company, and is a member of the Board of Visitors of the Graziadio School of Business at Pepperdine University. Mr. Little is a Chartered Accountant and holds an M.B.A. from the University of British Columbia.

R. Timothy Swinton, Director

Mr. Swinton has extensive experience in the oilfield services industry. He is currently Chairman of NQL Drilling Tools Inc., a position he has held since 2003, and a director of Anderson Energy Ltd., a private oil and natural gas exploration and production company. Since June 1997, Mr. Swinton has been President of Western Provinces Resources Ltd, a private investment company. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd.

David M. McGoey, Interim Chief Financial Officer

Mr. McGoey is the Chief Financial Officer at Ross Smith Energy Group, a private engineering consulting firm, a position he has held since 1998. Mr. McGoey is President of David M. McGoey Professional Corporation since 1992 and Chief Financial Officer of each of Securex Limited (since 2003) and Torode Realty Ltd. (since 2003). Mr. McGoey was also Chief Financial Officer of Tristone Capital LLC from 2001 to 2002. He has been a Chartered Accountant for over 20 years, a Certified Public Accountant for three years and has over 20 years of public accounting experience. Mr. McGoey is a director of Destiny Resource Services Corp. Mr. McGoey was appointed Interim Chief Financial Officer of the Corporation on March •, 2004 and will resign upon the appointment of Mr. Gordon Dibb as Chief Financial Officer of the Corporation.

PRINCIPAL SHAREHOLDERS

To the best of the knowledge of the directors and officers of the Corporation, the following table sets forth the shareholdings of those persons who are the direct or indirect beneficial owners of or exercise control or direction over 10% or more of any class of voting shares of the Corporation as at the date hereof and after giving effect to this offering and the Acquisition:

Shareholder	Designation of Class	Type of Ownership	Number of Shares	% of Class	Number of Shares After Giving Effect to this Offering and the Acquisition(1)(2)	% of Class After Giving Effect to this Offering and the Acquisition
Matco Investments(3)(4)	Common	Beneficial	•	45%	•	•%

Notes:

(1) Assuming the Purchase Option is exercised and the purchase price is paid by the issuance of • Common Shares and the payment of approximately $28.8 million in cash, Matco Investments will acquire an additional • Common Shares pursuant to the Acquisition.

(2) Assuming the named entity does not acquire additional Common Shares pursuant to this offering.

(3) To the knowledge of the Corporation, the only shareholder holding, directly or indirectly, greater than 10% of the outstanding shares of Matco Investments is Ronald Mathison, Chairman and a director of the Corporation.

(4) Includes • Common Shares acquired by Matco pursuant to the Subscription. To the knowledge of the Corporation, the only entities with an interest of greater than 10% in Matco are Matco Investments and Mountain Moon Capital Inc. To the knowledge of the Corporation, the only shareholders holding, directly or indirectly, greater than 10% of Mountain Moon Capital Inc. are members of the immediate family of Martin Lambert, a director of the Corporation.

PLAN OF DISTRIBUTION

Under an agreement dated •, 2004 (the "Underwriting Agreement") among the Corporation and each of the Underwriters, the Underwriters have agreed to act as, and the Corporation has appointed the Underwriters as the sole

and exclusive agents of the Corporation to offer the Offered Shares for sale, subject to the terms and conditions contained therein, at a price of $• per share. The Underwriters have agreed that if less than all of the Offered Shares are sold by the Underwriters as agents, the Underwriters shall purchase, as principals, all of the Offered Shares not sold by the Underwriters as agents at the same price per share. Pursuant to the Underwriting Agreement, closing of this offering is to occur on or about March •, 2004, but in any event not later than March •, 2004. The purchase price of $• per Offered Share is payable by the Underwriters to the Corporation against delivery of the Offered Shares. The Corporation has agreed to pay the Underwriters a commission of 5.5% of the gross proceeds or $• per Offered Share. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all Offered Shares if any are purchased under the Underwriting Agreement.

It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed. The Underwriting Agreement also provides that if this offering is completed, but the Acquisition is not completed, the Corporation must call a special meeting of the shareholders of the Corporation within 90 days of the completion of this offering to determine the appropriate use of the proceeds of this offering.

Pursuant to policy statements of certain securities commissions, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to exceptions, including a bid or purchase permitted under the rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Common Shares. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Offered Shares may not be offered or sold within the United States or to U.S. persons unless an exemption from registration is available. The Underwriting Agreement enables the Underwriters to re-offer and re-sell Offered Shares to certain qualified institutional buyers in the United States provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. In addition, the Underwriting Agreement provides that the Underwriters will offer and sell securities outside the United States to any U.S. person only in accordance with Regulation S under the U.S. Securities Act.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. In addition, until 40 days after the announcement of this offering, an offer or sale of the Offered Shares within the United States by any dealer, whether or not participating in the offering, may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act or in accordance with any other available exemption from registration under the U.S. Securities Act.

The Corporation has agreed that it will not, without the prior consent of the lead Underwriter pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Common Shares or any securities giving the right to acquire Common Shares (other than the Offered Shares, the Common Shares to be issued pursuant to the Acquisition and securities issued in connection with an arm's length acquisition of assets or an arm's length acquisition of or merger, consolidation or amalgamation with any company or companies), or agree or announce any intention to do so, at any time prior to 90 days after the closing of this offering. In addition, each of Matco Investments, Matco, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts has agreed that it or he will not, without the prior consent of the lead underwriter, which consent is not to be unreasonably withheld, sell or otherwise dispose of any Common Shares received pursuant to the Acquisition at any time prior to two years after the closing of this offering. Upon the expiry of such two year period, these shareholders will be entitled to sell or otherwise dispose of 40% of such Common Shares. Thereafter, the remaining

60% of the Common Shares held by such shareholders may be sold or otherwise disposed of in equal installments upon the expiry of six and twelve months, respectively.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2002, as at September 30, 2003 and as at September 30, 2003 after giving effect to the Reorganization, this offering and the Acquisition and the other transactions described in the notes to the unaudited pro forma financial statements (collectively, the "Transactions"):

	Authorized	Outstanding as at December 31, 2002	Outstanding as at September 30, 2003	Outstanding as at September 30, 2003 after giving effect to the Transactions
		(audited)[1]	(unaudited)	(unaudited)
Long-term debt	nil	$43,558,000	$43,097,000	$8,206,000
Common Shares[2]	unlimited	$5,568,000 (17,705,724 shares)[3]	$5,568,000 (17,705,724 shares)[3]	$89,410,000 (• shares)[4][5][6]

Notes:

(1) Derived from the audited financial statements of Denison.
(2) On March •, 2004, the Stock Option Plan of Denison was terminated and no stock options are currently outstanding.
(3) Prior to giving effect to the Consolidation.
(4) After giving effect to the Consolidation.
(5) Pursuant to the Subscription, the Corporation issued • Common Shares for gross proceeds of approximately $5.3 million.
(6) Assuming that the Purchase Option is exercised and that the purchase price is paid by the issuance of • Common Shares and approximately $28.8 million in cash.

CORPORATE HISTORY

Denison

Denison is the continuing corporation formed by the amalgamation under the laws of the Province of Ontario of Denison Mines Limited and Stanrock Uranium Mines Limited pursuant to articles of amalgamation filed on February 12, 1973. Denison amended its articles on July 26, 1983 to create a class of 24 million preferred shares issuable in series, of which 6 million 9¾% Cumulative Redeemable Preferred Shares Series A (the "Preferred Shares Series A") were issued on August 8, 1983. On March 2, 1984 Denison amended its articles to create an unlimited number of Class A Voting Participating Shares without par value ("Class A Shares") and an unlimited number of Class B Non-Voting Participating Shares without par value ("Class B Shares"), and each issued and outstanding common share was changed into one Class A Share and one Class B Share. On March 7, 1985, Denison issued 7 million 9½% Cumulative Redeemable Preferred Shares Series B (the "Preferred Shares Series B"). On June 22, 1992, Denison amended its articles to provide for a minimum of three and a maximum of fifteen directors.

Effective December 21, 1995, the articles were amended: to create an unlimited number of new common shares; to provide that Denison was no longer authorized to issue Preferred Shares Series A, Preferred Shares Series B ("Preferred Shares"), Class A Shares or Class B Shares; to delete the rights, privileges, restrictions and conditions of the Preferred Shares, Class A and Class B Shares; and to provide that, after giving effect to the foregoing, Denison was authorized to issue an unlimited number of common shares. Effective December 21, 1995, each Preferred Share was reclassified into 25 common shares, and each Class A Share and each Class B Share was reclassified into one common share.

Effective May 24, 2002, the articles were amended to change the name of Denison from Denison Mines Limited to Denison Energy Inc., and to implement a share consolidation on the basis of one new common share for each 20 pre-consolidation common shares.

Calfrac

Calfrac was incorporated under the provisions of the ABCA on June 28, 1999 as "836570 Alberta Ltd." and changed its name to "Calfrac Well Services Ltd." by way of articles of amendment filed on September 28, 1999. Calfrac is the continuing corporation formed by the amalgamation under the laws of the ABCA of 850288 Alberta Ltd. and Calfrac pursuant to articles of amalgamation filed on January 1, 2000.

Calfrac's head office is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and its registered office is located at Suite 751, 815 – 8th Avenue S.W., Calgary, Alberta T2P 3P2.

Calfrac has one wholly owned subsidiary, Calfrac USA, incorporated in the state of Colorado, United States on May 24, 2001. Calfrac USA provides fracturing and work-over services to oil and gas customers in the Rocky Mountain area of the United States.

Calfrac also owns 30% of the issued and outstanding shares of ChemErgy.

General Development of the Business of Calfrac

Calfrac was a private corporation founded in June 1999 by Messrs. Mathison, Ramsay, Dibb and Roberts. Calfrac commenced operations in August 1999 from its field station in Medicine Hat, Alberta with a coiled tubing unit. On September 2, 1999, Calfrac successfully completed its first hydraulic fracturing treatment.

In December 1999, Calfrac acquired all of the issued and outstanding shares of Calfrac Limited, which company had completed the acquisition of all of the issued and outstanding shares and warrants of DynaFrac Well Services Ltd. ("DynaFrac") on December 22, 2000. DynaFrac subsequently distributed its assets and liabilities to Calfrac Limited and was dissolved on December 27, 2001. Calfrac Limited distributed all of its assets and liabilities to Calfrac and was subsequently dissolved on December 28, 2001. Calfrac acquired a two-pumper spread, a shallow coiled tubing unit, a high rate nitrogen pumper and four acid pumpers through its indirect acquisition of DynaFrac.

On November 10, 1999, 850288 Alberta Ltd., a wholly owned subsidiary of Calfrac, acquired two deep and one shallow coiled tubing units, two combination nitrogen-acid pumpers and other support equipment from the Coiled Tubing Division of Serval Corporation. On January 1, 2000, 850288 Alberta Ltd. and Calfrac were amalgamated.

Calfrac's second and third spreads of fracturing equipment became operational in December 1999. At this time, Calfrac acquired a small facility in Red Deer, which became functional as a field facility in January 2000.

In February 2000, Calfrac acquired 851350 Alberta Ltd. in exchange for the issuance of 2,125,000 shares of Calfrac. 851350 Alberta Ltd. had a four-year fracturing agreement with its most significant customer, which contract was assumed by Calfrac. In order to provide the fracturing services required under this agreement, Calfrac constructed a new spread of fracturing equipment specifically designed to stimulate the customer's shallow natural gas wells, which equipment constituted Calfrac's fourth spread of fracturing equipment.

During the last half of 2000, Calfrac added another fleet of fracturing equipment to constitute its fifth spread of fracturing equipment. In October 2000, Calfrac leased premises in Grande Prairie to establish a field station to facilitate the expansion of operations into northern Alberta and British Columbia.

During the summer of 2001, Calfrac commissioned its sixth spread of fracturing equipment. At this time, Calfrac also constructed and commenced operations with two additional coiled tubing units designed for shallow well operations but with more powerful compressors than its then existing equipment.

In April 2001, Calfrac acquired 851355 Alberta Ltd. in exchange for the issuance of 2,390,625 shares of Calfrac. 851355 Alberta Ltd. had a four-year fracturing contract with its most significant customer, which contract was assumed by Calfrac. In order to satisfy its obligations under this contract, Calfrac constructed its seventh spread of fracturing equipment.

In February 2002, Calfrac expanded its operations into the United States by leasing a field office in Platteville, Colorado. Although Calfrac provided fracturing services to oil and gas exploration and production companies in Montana in late 2001, the establishment of operations at Platteville, Colorado was Calfrac's first significant presence in the United States. At this time, Calfrac negotiated a one-year fracturing agreement with a major oil and gas exploration and production company, which agreement provided for a three-year right of first refusal for the majority of fracturing work of the customer in the Rocky Mountain area of the United States. During 2002, Calfrac provided fracturing services to customers located in Colorado, New Mexico and Wyoming. In 2003, most of Calfrac's U.S. operations were conducted in the DJ Basin and North Piceance Basin of Colorado.

In November 2002, Calfrac completed the construction of a new field facility on land owned by Calfrac in Red Deer, Alberta. In late 2002 and early 2003, Calfrac completed construction of two additional fracturing spreads, its eighth and ninth spreads of fracturing equipment, and its first spread of equipment specifically designed to fracture NGC.

Calfrac completed construction of a coiled tubing rig designed specifically to perform fracturing through coiled tubing in early 2003. In addition, due to the increasing requirement to use coiled tubing rigs in conventional and NGC fracture jobs, Calfrac signed an 18-month contract in March 2003 with a major supplier of coiled tubing rig services in Alberta. Calfrac has a right of first refusal on five out of seven coiled tubing rigs used for fracturing operated by this supplier. Upon termination of this contract at the end of September 2004, Calfrac may exercise its option to renew the agreement for an additional year or to purchase three of the coiled tubing rigs.

In April 2003, Calfrac negotiated a two year fracturing contract with a major explorer and developer of NGC with a term that commenced on June 1, 2003 and will expire at the earlier of May 31, 2005 or on the date that Calfrac has fractured 300 wells for the customer. In order to satisfy its obligations under this contract, Calfrac has developed and commissioned unique fracturing equipment specifically designed to fracture NGC wells, including the first quint nitrogen pumpers that have been built for use in the fracturing of NGC by any fracturing company. This equipment is expected to be operational in early 2004.

In May 2003, Calfrac signed a fracturing agreement with its most significant customer in the Rocky Mountain region in the United States. This agreement will expire upon the earlier of December 31, 2004 or the completion of 500 fracturing jobs for the customer.

Calfrac also purchased four shallow coiled tubing units from private companies in 2003. These acquisitions increased Calfrac's equipment fleet of shallow coiled tubing units to eight units. Three additional fracture pumpers were also added to Calfrac's equipment in 2003.

SELECTED FINANCIAL INFORMATION

Selected Financial Information of the Corporation

The following table presents a summary of historical financial data for the Corporation for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of the Corporation at each of these dates and for the periods then ended, as well as the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings of the Corporation for the year ended December 31, 2002 and for the nine months ended September 30, 2003. The unaudited pro forma consolidated balance sheet was prepared as if (i) the Reorganization; (ii) the issuance of • Common Shares for net proceeds of approximately $111.6 million pursuant to this offering; (iii) the completion of the Acquisition by way of the issuance of • Common Shares and the payment of approximately $28.78 million in cash; and (iv) the other transactions described in the notes to the pro forma financial statements, had occurred on September 30, 2003, and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and the nine months ended September 30, 2003 were prepared as if such transactions had occurred on January 1, 2002. The financial statements of the Corporation as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP. The pro forma financial statements of the Corporation have not been audited but have been reported on by PricewaterhouseCoopers LLP.

The following data should be read along with "Management's Discussion and Analysis Regarding Denison" and the financial statements and related notes of the Corporation included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

All financial information with respect to the Corporation has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,		
	2003	2003	2002	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)[1]	(audited)[1]	(audited)[1]
			(in thousands, except per share amounts)				
Income Statement Data							
Revenue	$108,494	$25,158	$24,459	$96,066	$37,966	$32,064	$39,813
Expenses	88,290	39,078	21,884	79,141	35,037	28,850	30,364
Earnings (loss) before income taxes	20,204	(13,920)	2,575	16,925	2,929	3,214	9,449
Income tax expense (recovery)	1,187	106	68	1,085	(139)	(1,504)	418
Net earnings (loss) for the period	$19,017	$(14,026)	$2,507	$15,840	$3,068	$4,718	$9,031
Net Earnings (loss) per common share [2][3]							
Basic	$•	$(0.79)	$0.15	$•	$0.18	$0.30	$0.57
Diluted	$•	$(0.79)	$0.15	$•	$0.18	$0.29	$0.55
Average Number of common shares outstanding	•	17,706	17,706	•	16,880	15,950	15,894

Notes:

(1) Derived from the audited financial statements of Denison.

(2) Earnings per share calculations give effect to the 20 for one share consolidation which was effective May 24, 2002, as if the share consolidation had been effective at the beginning of the period presented.

(3) Based on the weighted average of common shares outstanding in the applicable period.

(4) If the Acquisition occurs, the Corporation will have non-capital losses and unclaimed expenditures, in aggregate, equal to approximately $224.6 million for federal tax purposes and approximately $172.9 million for Alberta provincial tax purposes.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(unaudited)	(audited)[(1)]	(audited)[(1)]	(audited)[(1)]
			(in thousands)			
Balance Sheet Data						
Current assets	$37,852	$22,997	$24,988	$29,187	$30,042	$32,267
Inventory of ore in stockpiles	-	7,456	10,550	9,689	13,413	11,743
Property, plant and equipment	76,569	115,548	128,362	131,524	129,978	122,368
Deferred reorganization costs	-	652	-	-	-	-
Intangible assets and goodwill	3,603	-	-	-	-	-
Future income taxes	69,019	-	-	-	-	-
	$187,043	$146,653	$163,900	$170,400	$173,433	$166,378
Current liabilities	$27,427	$12,448	$9,760	$21,729	$23,122	$19,847
Long-term debt	8,206	43,097	48,789	43,558	51,700	51,622
Provision for post-employment benefits	-	9,820	10,197	10,063	10,476	11,033
Provision for decommissioning and site restoration	-	6,720	6,832	6,598	6,710	6,313
Future income taxes	-	150	740	300	983	2,773
Deferred credit	$62,000	-	-	-	-	-
	97,633	72,235	76,318	82,248	92,991	91,588
Shareholders' equity	89,410	74,418	87,582	88,152	80,442	74,790
	$187,043	$146,653	$163,900	$170,400	$173,433	$166,378

Note:

(1) Derived from the audited financial statements of Denison.

Selected Financial Information of Calfrac

The following table presents a summary of historical financial data for Calfrac for the years ended December 31, 2002, 2001 and 2000 and for the nine months ended September 30, 2003 and 2002 derived from the financial statements of Calfrac at each of these dates and for the periods then ended. The financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 have been audited by PricewaterhouseCoopers LLP.

The following data should be read along with "Management's Discussion and Analysis Regarding Calfrac" and the financial statements and related notes of Calfrac included in this prospectus.

All financial information with respect to Calfrac has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)[1]	(audited)[1]	(audited)[1]
			(in thousands)		
Income Statement Data					
Revenue	$108,494	$66,126	$96,066	$67,509	$45,831
Expenses	81,052	49,326	72,143	47,953	34,379
Income before interest, taxes, depreciation and amortization	27,442	16,800	23,923	19,556	11,452
Depreciation, amortization of intangibles and interest	8,297	5,864	7,909	6,492	4,601
Income before taxes	19,145	10,936	16,014	13,064	6,851
Income taxes	6,832	4,125	5,990	5,299	1,150
Non-controlling interest	-	-	-	-	50
Net income	$12,313	$6,811	$10,024	$7,765	$5,651
Balance Sheet Data					
Current assets	$37,658		$31,230	$14,304	
Capital assets	76,569		62,610	46,328	
Goodwill	3,276		3,276	3,276	
Long-term receivables and intangible assets	327		550	908	
	$117,830		$97,666	$64,816	
Current liabilities	$33,952		$52,871	$31,336	
Long-term debt	27,408		1,706	2,250	
Future income taxes	6,753		5,896	4,122	
	68,113		60,473	37,708	
Shareholders' Equity					
Capital stock	14,342		14,131	14,070	
Retained earnings	35,375		23,062	13,038	
	49,717		37,193	27,108	
	$117,830		$97,666	$64,816	

Note:

(1) Derived from the audited financial statements of Calfrac.

Selected Historical Quarterly Financial Data of Denison

The following table presents selected unaudited historical financial data of Denison for each of the fiscal quarters of 2002 and 2001.

	2002 (unaudited) (in thousands, except per share data)				2001 (unaudited) (in thousands, except per share data)			
	Three Month Period Ended March 31	Three Month Period Ended June 30 (1)	Three Month Period Ended September 30 (1)	Three Month Period Ended December 31 (1)	Three Month Period Ended March 31	Three Month Period Ended June 30	Three Month Period Ended September 30	Three Month Period Ended December 31
Revenue	$4,763	$10,735	$8,961	$13,507	$4,787	$6,165	$4,540	$16,572
Net earnings (loss):								
Total	$484	$440	$1,583	$561	$895	($978)	$608	$4,193
Net earnings (loss) per Common Share (2)								
Basic	$0.03	$0.03	$0.09	$0.03	$0.06	($0.07)	$0.04	$0.27
Diluted	$0.03	$0.03	$0.09	$0.03	$0.06	($0.07)	$0.04	$0.26

Notes:

(1) Earnings per share calculations give effect to the 20 for one share consolidation which was effective May 24, 2002, as if the share consolidation had been effective at the beginning of the period presented.

(2) Based on the weighted average number of common shares outstanding in the applicable period.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING DENISON

The following management's discussion and analysis of financial condition and results of operations relates to the activities of Denison prior to the transformation of Denison to an oilfield services provider and does not reflect the Reorganization, the Acquisition or this offering. *The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited financial statements of the Corporation as at and for the years ended December 31, 2002, 2001 and 2000 and the unaudited interim financial statements as at and for the nine months ended September 30, 2003 and 2002.*

Segmented Information

The following table summarizes selected historical financial information related to the Corporation and its operations for the periods indicated. The Corporation has recently completed the Reorganization pursuant to which the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc., and the mining leases and mining environmental services related assets of Denison were transferred to, and the related liabilities were assumed by, Denison Mines Inc. The Corporation holds no material assets, other than the Purchase Option and certain income tax attributes, and has retained certain claims and liabilities.

	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)(1) (in millions)	(audited)(1)	(audited)(1)
Revenue					
Mining	$15.8	$17.9	$28.5	$26.2	$27.7
Environmental	2.6	2.2	3.3	3.0	1.8
Oil and Gas	6.7	4.3	6.2	2.8	10.3
	$25.2	$24.5	$38.0	$32.0	$39.8

	Nine Months Ended September 30,		Year Ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)(1)	(audited)(1)	(audited)(1)
Net Earnings (loss)					
Mining	$(0.3)	$3.3	$4.9	$3.5	$0.5
Environmental Services	0.2	0.1	(0.5)	0.0	(0.3)
Oil and Gas	(11.8)	1.0	1.0	1.8	10.4
Corporate taxes and stock option expense	(2.1)	(1.9)	(2.3)	(0.6)	(1.6)
	$(14.0)	$2.5	$3.1	$4.7	$9.0

Note:

(1) Derived from audited financial statements of Denison.

Review of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Mining Division

The McClean Lake Joint Venture is on target to produce 6 million pounds of uranium from McClean Lake during 2003. Denison's 22.5% share of production for the nine months ended September 30, 2003 totaled 1,082,000 pounds compared with 1,133,000 pounds in the corresponding period of 2002.

During the first nine months of 2003 compared to the corresponding period of 2002, costs of the mining division of Denison were adversely affected by an increase in operating costs of 7% and foreign exchange losses of $650,000. Costs of the mining division of Denison in 2002 were favourably affected by a one-time adjustment of $540,000.

Denison delivers uranium under a variety of contracts with various pricing formulas, the timing and mix of which varies from quarter to quarter. Since the timing of deliveries is at the selection of the customer, the year-to-year comparisons may not be meaningful. Uranium sales volumes delivered in the nine months ended September 30, 2003 were 66% of annual sales volumes compared to 63% during the same period of 2002. Sales volumes in the fourth quarter will be 34% of annual sales volumes.

The average realized Canadian dollar exchange rate relative to the U.S. dollar for the conversion of the U.S. dollar proceeds from uranium sales appreciated from $1.551 for the nine months ended September 30, 2002 to $1.412 for the corresponding period of 2003. This has had a significant negative effect on the revenue and earnings from Denison's mining operations.

Oil and Gas Division

As part of the Reorganization, new oil and gas reserve reports were completed by independent consultants. These reports substantially decreased Denison's oil and gas reserves, resulting in the significant write-down of the carrying value of these assets.

For the nine months ending September 30, 2003, production averaged 641 barrels of oil equivalent ("boe") per day (at a 6:1 gas to oil conversion rate) compared to 558 boe per day for the equivalent period of 2002.

Denison sold its 50% interest in the Carlyle oil producing property (12 boe per day) in southeastern Saskatchewan effective October 1, 2003 for $255,000. Denison also acquired the remaining 50% interest (37 boe per day) in the Smiley gas producing property in Saskatchewan for $600,000.

The two wells drilled in the third quarter in the Aden area for gas were unsuccessful and were abandoned. New gas pipeline capacity, which was anticipated to be available by September, was delayed to November.

During the first nine months of 2003, capital spending totaled approximately $4.0 million including the acquisition of additional interests in the Skiff oil property and the drilling of 6.0 gross (5.1 net) wells, resulting in 1.0 gross (1.0 net) standing gas well in the Evi area and 5.0 gross (4.1 net) dry and abandoned wells. This compares with capital spending of $4.0 million in the first nine months of 2002 for the drilling of 5.0 gross (4.0 net) wells resulting in 2.0 gross (1.0 net) oil wells and 3.0 gross (3.0 net) wells which were dry and abandoned.

In April of 2003, a gas well located in the Bow Island area that had been drilled and completed in the fourth quarter of 2002 at a cost of approximately $350,000, but shut-in pending available pipeline capacity, was sold by Denison. The proceeds of $944,000 from this sale were credited against property, plant and equipment resulting in no recognition of a gain on this transaction.

Environmental Services Division

During the third quarter of 2003, Denison Environmental Services obtained a new contract for the operation of the Kam Kotia water treatment facility, and continued to provide services under its contract for environmental monitoring and maintenance of the closed mine sites of Denison and Rio Algom Ltd. at Elliot Lake and under its contract for project management for the decommissioning of the Hope Brook mine in Newfoundland. Denison Environmental Services was also active in decommissioning work in northern Ontario at the old Munroe mine and is commencing work on the decommissioning of the High Falls generating facility and on the Shebandowan mill complex.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Mining Division

In 2002, Denison's uranium sales volume increased by approximately 16% over the 2001 sales volume. The margin on sales decreased by 17%. In both 2002 and 2001, Denison chose to build strategic inventory in anticipation of sales in the future at prices higher than those currently available in the spot market. Denison's uranium sales are under eleven different long-term contracts with utilities in the United States and the Far East covering approximately all of Denison's production at nominal rates in 2003 and 2004 and a large part of the production currently forecast to 2010. These contracts have various durations and contain a variety of pricing formulas. In 2003, preliminary indications from customers are that uranium deliveries will be 11% in Q1, 47% in Q2, 7% in Q3 and 35% in Q4.

In February 2002, the mining of the Sue C pit was completed recovering 36.5 million pounds of uranium into stockpiles, up 33% from amounts originally anticipated for Sue C. As a result of this increased recovery, amortization rates for mining and processing costs were reduced in mid 2001 and mining related cash costs were reduced from $4.9 million in 2001 to $1.8 million in 2002.

In 2002, mill unit operating costs continued to decline, even though the volume of ore milled in 2002 increased by approximately 25% over 2001 as the ore grade was gradually reduced during the year from an average grade of 3.10% U_3O_8 in 2001 to 2.29% in 2002. It is planned to reduce the milling grade to 2.12%, approximately the grade of the ore in the stockpile, to optimize milling costs over the next four years.

In 2002 definitive agreements were signed enabling the Cigar Lake joint venture to process its ore at the McClean Lake mill. All Cigar Lake ore will be leached at the McClean Lake mill following which the pregnant aqueous solution will be divided between the McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. It is anticipated that toll milling could begin at McClean Lake as early as late 2006.

Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the act. The Saskatchewan government also imposes a tiered royalty which ranges from 4% to 10% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for many years.

In 2002, Denison spent $0.4 million (2001 - $0.6 million, 2000 - $0.7 million) at its Elliot Lake facility. Spending, primarily on monitoring and water treatment, is expected to be reduced in 2003 and 2004 and continue to decline marginally thereafter. All spending is paid for from the Elliot Lake Reclamation Trust, which had a balance of $1.6 million at December 31, 2002. This balance with interest earned thereon is expected to be adequate to fund all monitoring and treatment costs through to December 31, 2008. Future expenditures will consist of ongoing site monitoring of both the Denison and Stanrock Tailings Management Facilities and treating the water runoff from the Stanrock property for as long as 25 to 50 years. The balance of the total provision for $8.0 million represents the estimated present value of maintenance, monitoring and water treatment.

Retirees from Denison's Elliot Lake mine are entitled to certain medical and dental benefits and life insurance. At December 31, 2002 the liability recorded in the consolidated balance sheet was $10.5 million dollars. The actuarial report on this liability as of September 30, 2002 estimates that the actuarial liability is approximately $5.7 million. The surplus of $4.8 million, net of interest on the unfunded $5.7 million liability, is being credited to income over the average 12.5 year average life expectancy of this retiree group.

Environmental Services Division

Denison Environmental Services continued to provide services under a five-year contract (commenced April 1, 2001), including monitoring effluent treatment, maintenance, data storage and reporting activities for closed mine sites for Denison and Rio Algom in the Elliot Lake area and under a contract for at least 30 months (commenced September of 2001) to act as primary project manager for the Hope Brook mine decommissioning in Newfoundland. A significant portion of the business of the division has historically involved the sale of mining assets, either as part of its compensation for decommissioning a site or for a fee from third parties. In 2002 this was not the case due to reduced mine construction. Revenues generated from asset sales are sensitive to the level of new mine construction and other demand factors. New mine construction has been low in the last few years and as a result Denison wrote down its inventory of mining equipment held for resale by $433,000.

Oil and Gas Division

In 2002, Canadian oil and gas activities continued to expand. Oil and gas revenues from Denison's operations in Alberta and Saskatchewan increased by $4.9 million, to $6.2 million from $1.3 million in 2001. Successful producing property acquisitions and new production added by Denison's exploration program, combined with increases in commodity prices, all contributed to the increase in oil and gas revenue in 2002. In 2001, Denison received the final $1.5 million of its royalty income from the Villano oil field in Ecuador. Earnings from Greece in 2002 related to a reduction in the provision for closure and in 2000 are from final sale of oil in tanks.

Production volumes have steadily grown from 5 barrels of oil equivalent (boe) per day (at a 6:1 gas to oil conversion) in December 2000 to 438 barrels per day in December 2001 to 648 barrels per day in December 2002. Insufficient pipeline capacity prevented four new Knappen and Aden gas wells from being put into production in 2002. Some pipeline capacity became available in February 2003. Production increased by 458% in 2002 over the previous year and averaged 330 bbls/d for oil and 1.4 mmcf/d for gas. Denison's core property, located in the Countess area of Alberta, accounted for approximately 67% of 2002 production. In 2002, Denison received an average selling price of $35.81 per bbl and $3.54 per mcf for oil and gas, respectively. The price received for oil and gas increased approximately 22% and 12%, respectively, from the prior year. Denison's oil price is referenced to an Edmonton light sweet price adjusted for quality differentials and transportation to determine the realized price. Denison's gas production is sold pursuant to spot sales contracts and Denison receives a price referenced to AECO delivery point. Denison did not enter into any hedging transactions in 2002.

Royalties include payments made to the Crown, freehold owners and third party overriding royalty participants. During 2002, oil and gas royalties were approximately 24% of revenue compared with 19% in the prior year. Countess production is subject to freehold royalties varying from 20% to 27% while other properties are subject to Crown and overriding royalty interests.

Production expenses were $7.28 per boe in 2002. Production expenses increased approximately 14% per boe from 2001. During August and September, Denison performed an extensive work over program at its Countess area that

involved the battery and all of the producing wells. As a result, production expenses in the Countess area, for those two months, averaged $11.15 per boe.

Capital expenditures in 2002 totaled $8.8 million. Denison acquired, for $1.2 million, interests varying from 12.5% to 100% in the Skiff producing oil property located in the Conrad area of southeastern Alberta and plans are underway to reinstate pressure maintenance and thereby more effectively exploit this field. Seismic, drilling and facility expenditures in 2002 increased approximately 42%, to $7.4 million, from $5.2 million in the prior year. Approximately $2.6 million of this spending for exploration drilling was financed from proceeds of a $5.0 million flow-through share issue of common shares. At December 31, 2002, $2.4 million remained to be spent on eligible Canadian Exploration Expenses prior to August 2004. Capital expenditures in 2001 totaled $13.4 million, including $5.6 million for the acquisition of Innovative Energy Inc.

In 2002, Denison's depletion and depreciation provision averaged $9.36 per boe for the year and was $12.54 per boe for the fourth quarter. The increased fourth quarter depletion rate reflects the unfavourable results of Denison's higher risk exploration program in the later part of the year and the industry's trend in 2002 towards higher finding and development costs. Depletion and depreciation charges are calculated on a unit of production method and are based on total proven reserves with a conversion of six thousand cubic feet of gas being equivalent to one barrel of oil. The 2002 depletion calculation includes $805,000 of future capital expenditures to develop Denison's reserves and excludes $69,000 of unproven properties relating to undeveloped land.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Mining Division

Pursuant to its agreement with another participant, Denison was entitled to 2.1 million pounds from the first 4.54 million pounds produced by the McClean Lake Joint Venture and thereafter its 22.5% equity share. Production commenced on June 22, 1999 and commercial levels of production were achieved on November 1, 2001. In 2000, 812,500 pounds were used to repay concentrate borrowed from a third party in previous years.

In 2001, Denison's sales volume of uranium was very similar to 2000. During the year, Denison chose to build inventory in anticipation of sales in the future at prices higher than those currently available in the spot market. During 2001, Denison's uranium sales were under eleven different long-term contracts with utilities in the United States and the Far East. These contracts have various durations and contain a variety of pricing formulas. Volumes delivered in 2000 were significantly higher than 1999. Revenue from sales in 1999, prior to achievement of commercial production, was offset against costs capitalized during the start-up phase.

In 2001, mill operating costs continued to decline and the mill operated continuously, except for vacation and Christmas shutdowns. This followed a shutdown of the mill in the last two months of 2000 as the operator made several modifications to increase the efficiency of the mill.

Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the act.

Prior to 2001, Saskatchewan also levied a graduated uranium royalty tax of 4% to 50% of earnings after the recovery of capital. Retroactive to January 1, 2001, the Saskatchewan government amended its uranium royalty regulations to replace this graduated royalty based upon an earnings calculation with a tiered royalty system which ranges from 4% to 10% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid graduated royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for many years. As uranium sales revenue and not net earnings now drive Saskatchewan uranium royalties, this expense is now deducted in computing earnings subject to income taxes.

Environmental Services Division

In 2001, two new long-term contracts significantly contributed to an increase in the revenue for the Environmental Services Division from $1.8 to $3.0 million. This division was also active in both 2000 and 2001 in several smaller projects. In 1999, substantially all revenue was from the reclamation of Algoma Steel's iron ore mine, the last 10% of which was completed in 2000. Revenues from asset sales discussed below, were $0.1 million in 2001, down significantly from $0.6 million in 2000 and $1.0 million in 1999. In late 2000, demand dropped significantly for used mine and mill equipment. In 2001, losses declined to close to the break even from a loss of $0.3 million in 2000.

A significant portion of the business of the Environmental Services Division has historically involved the sale of mining assets, either as part of its compensation for decommissioning a site or for a fee from third parties. In 2001 this was not the case due to reduced mine construction. In 2000, asset sales generated revenues for Denison of $0.6 million (1999 - $1.0 million). Revenues generated from asset sales are sensitive to the level of new mine construction and other demand factors. In the last half of 2001, overall demand for mine equipment declined significantly. At the end of 2001, Denison had equipment for sale with a book value of $483,000 with an estimated resale value in excess of $725,000.

Oil and Gas Division

During 2001, Denison purchased a 50% interest in the Countess oil field in south central Alberta for $2 million and 100% of the shares of Innovative Energy Ltd. for $4.9 million consisting of the assumption of $2 million of debt, $1.9 million in cash and $1.0 million by the issuance of treasury shares.

A 50% working interest was earned in four wells drilled in southeastern Saskatchewan of which three were completed as oil wells and the fourth well, which was dry, was converted to a water disposal well. Facilities were installed to process the production from these three producing oil wells.

In Alberta, Denison participated with Innovative Energy Inc. in the drilling of four wells, which produced two oil wells at Countess and a new gas discovery at Knappen in southern Alberta. The remaining dry well was abandoned and another previously suspended oil well was converted into a water disposal well at Countess. Processing facilities were constructed at Countess and went into operation in the fourth quarter.

Due to unanticipated delays in obtaining the necessary regulatory approvals to transfer Innovative Energy Inc.'s wells and facilities to Denison and recommence production, the two new wells at Countess and the Knappen gas well were delayed until February 2002 before entering sustained commercial production.

Oil and gas production increased during 2001 from about 5 barrels of oil equivalent (boe) per day (at a 6:1 gas to oil conversion) at the beginning of the year to 438 boe per day in December. Production had increased further to 650 boe per day by the end of February 2002 and was continuing to increase as the Knappen well was increasing to its planned production rate of 2 million cubic feet per day.

During the first quarter of 2001, Denison earned the final $1.5 million of its royalty from the Villano oil field in Ecuador, which totaled $11.7 million over the period 1999 to 2001.

Interest Expense

During 2002, Denison incurred interest expense of $3,239,000 (2001 - $4,448,000, 2000 - $5,981,000) including $2,798,000 (2001 - $4,186,000, 2000 - $5,623,000) on its McClean Lake loan. No interest was capitalized in 2000, 2001 or 2002. Interest expense was reduced in 2002 as a result of loan principal repayments and lower Canadian Prime rates. Interest expense was reduced in 2001 as a result of lower Canadian Prime rates and the renegotiation of Denison's McClean Lake loan to enable Denison to apply surplus cash to reduce loan principal and subsequently reborrow these funds.

Income Taxes

Denison is currently not subject to cash income taxes in any jurisdiction, however, it is subject to the federal large corporations tax, which the 2003 federal budget proposed to phase out over the next five years. Denison has substantial unclaimed capital cost allowance, and other deductions which fully shelter it from federal and Saskatchewan income taxes and for which no future tax asset is recorded on the balance sheet. As a result its tax provision currently includes Ontario income taxes and federal large corporations taxes. The Ontario government has passed legislation under which Ontario income tax rates will be reduced from 12% currently to 8% in 2005. As a result of this rate reduction together with a higher expected future allocation of taxable income to other provinces, Denison reduced its future taxes payable balance by $2.0 million in 2001. Reference is made to note 8(a) of the consolidated financial statements of Denison included in this prospectus, which identifies the major components of the variation in Denison's effective tax rate from the normal Canadian tax rate.

Note 8(b) of the consolidated financial statements of Denison included in this prospectus sets out details of Denison's temporary differences between accounting and tax and non-capital loss balances available to shelter future income tax liabilities. Denison has an overall future tax liability in Ontario but does not expect to be cash taxable for several years. All temporary differences have been incorporated as part of the computation of its future Ontario tax liability of $300,000 at December 31, 2002. Denison has not recorded a future tax asset for temporary differences available to shelter its federal and agreeing province income tax liability. In the three years ended December 31, 2002, Denison was able to shelter its income tax expense with previously unclaimed temporary differences arising subsequent to its comprehensive revaluation of assets, following its reorganization in 1995. Any future utilization of temporary differences existing before 1995 will be charged to retained earnings to reduce income tax expense in the period. As at December 31, 2002 Denison has over $200 million of temporary differences and loss carry-forwards, the potential benefit of which has not been set up as a future tax asset for federal and Saskatchewan income taxes. The future recoverability of a future tax asset for a resource company is largely a function of future commodity price level forecasts.

Capital Resources and Liquidity

At September 30, 2003, Denison had the ability to redraw $3.2 million under the McClean Lake loan and $0.9 million on its other credit lines. Denison's obligations under the McClean Lake loan are being assumed by Denison Mines Inc. at the effective time of the Reorganization.

The amount available under the credit line secured by Denison's oil and gas assets has been reviewed with the lender following receipt of the new oil and gas reserve reports obtained as part of the restructuring process. At September 30, 2003, $4.8 million of the $5.5 million line had been drawn. Denison intends to pay its credit line for the oil and gas business. The credit line will be replaced by a new facility in which Denison Resources Inc. will be the borrower.

During the third quarter of 2003, Denison completed the exploration expenditures fulfilling its obligations arising from the flow through share issue in August 2002.

Impact of Future Accounting Developments

The Accounting Policies of Denison are described in note 1 to the consolidated financial statements of Denison included in this prospectus. Prospectively, effective January 1, 2002, Denison implemented CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Compensation Payments*. As a result, Denison is amortizing the imputed cost of 520,000 stock options issued during 2003 (and 75,000 stock options issued in 2002) as compensation expense over their vesting period and has included $9,000 in corporate expenses for the year ended December 31, 2002 and reported $292,000 in stock option expenses for the nine months ended September 30, 2003. See Note 9 to the consolidated financial statements of Denison included in this prospectus.

The CICA has recently released the following accounting standards, which the Corporation will be implementing no later than fiscal 2004.

CICA Handbook Section 3063, ***Impairment of Long-Lived Assets***

Each year the Corporation prepares an impairment test on its mining and oil and gas assets. Section 3063 applies only to its mining assets. This new handbook section requires that if a mining asset's value is impaired it be written down to its fair value rather than management's best estimate of future undiscounted cash flows. A preliminary review indicates that implementation of this new requirement will have no impact on the Corporation.

CICA Handbook Section 3110, ***Asset Retirement Obligations***

This standard requires that the fair value of the disposal cost of an asset be capitalized as part of property, plant and equipment when the asset initially is constructed. In subsequent periods, the Corporation then is required to recognize "interest" on the liability and adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Upon initial implementation, this new standard will require the Corporation to restate the value of property, plant and equipment for its mining and oil and gas assets and the related liability, but will not have an impact on disclosure related to its decommissioned Elliot Lake mine-site.

Risks and Uncertainties

See "Risk Factors" and "Legal Proceedings" for a discussion of risks and uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING CALFRAC

The following management's discussion and analysis of financial condition and results of operations of Calfrac has been prepared by Calfrac and should be read in conjunction with the audited financial statements of Calfrac as at and for the years ended December 31, 2002, 2001 and 2000 and the unaudited interim financial statements of Calfrac as at and for the nine months ended September 30, 2003 and 2002.

Review of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

In general, western Canadian oilfield activity was higher in 2003 with 10,227 natural gas wells being completed to the end of September 2003 versus 9,068 for the full year of 2002. In early 2003, Calfrac brought into operation two additional fracture spreads, one coiled tubing rig used for fracturing operations and one NGC spread. During the second and third quarters of 2003, four shallow coiled tubing units were purchased.

Revenue

Consolidated revenues for the nine months ended September 30, 2003 increased by 64% amounting to $108.5 million compared to $66.1 million for the same period of 2002. All of this increase occurred in Canada where revenue increased by 82% to $97.5 million in 2003 from $53.5 million in 2002. This increase in Canadian revenue is attributable to the combination of increased oilfield activity and the larger fleet of equipment that Calfrac had available. In the beginning of June 2003, Calfrac commenced services on its first long-term NGC contract. To the end of September 2003, this contract had contributed an additional $4.5 million to revenue.

Revenue from U.S. operations declined 13% to $10.99 million for the nine months ended September 30, 2003 compared to $12.6 million during the same period of 2002. Not only did the types of hydraulic fractures change with a reduction of per job revenue, but certain contract negotiations were only finalized in May 2003, resulting in a slow start to Calfrac's U.S. operations in 2003.

Operating Expenses

Operating expenses for the nine months ended September 30, 2003 increased 64% to $72.4 million compared to $44.1 million during the same period of 2002. On a consolidated basis, gross margins for the first nine months of 2003 at 33% of revenue were virtually identical to the same period of 2002. However, there were large differences

in geographical operations. In Canada, gross margins improved to 35.1% of revenue from 32.1% of revenue in the same period of 2002, mainly due to increased oilfield activity and improving prices from July 2003. However, the reduction in oilfield activity and changes in the method of fracturing in the DJ Basin impacted Calfrac's U.S. operations in 2003 and gross margins declined to 15.6% of revenue for the first nine months of 2003 from 34.7% of revenue for the same period of 2002. Due to the change in the method of fracturing, which requires more equipment and fewer customized chemicals, it is unlikely that gross margins from Calfrac's U.S. operations can be increased to the same levels achieved in 2002.

Selling, General and Administrative Expenses ("SG&A")

SG&A increased 55% to $8.2 million for the first nine months of 2003 from $5.3 million in the same period of 2002. The largest components of SG&A are salaries and the incentive bonus provisions. Increases in the number of employees will increase the cost of both salaries and the incentive bonus provisions.

The incentive bonus provision in SG&A covers all eligible employees, including operational staff. The amount of this provision is dependent on the excess of income before tax over a threshold rate of return calculated on average capital employed, subject to a maximum bonus level set for each employee. However, as both 2002 and 2003 bonuses were being provided at maximum, the increase in 2003 is largely attributable to an increased number of employees in 2003. Notwithstanding the above, as a percentage of revenue, SG&A dropped to 7.5% in the nine months ended September 30, 2003 compared to 8.0% in the same period of 2002.

Other Expenses, Interest Expense and Depreciation

Other expenses consist mainly of foreign exchange losses incurred in 2003 on cash and receivables denominated in U.S. funds. Interest and depreciation expenses have increased in 2003 due to additional borrowings and amortization resulting from the increased amount of equipment brought into operation in 2003.

Income Taxes

In the first nine months of 2003 a reduction in tax rates reduced income tax by 2% as a percentage of income before taxes. However, the increase in income before taxes from $10.9 million in the first nine months of 2002 to $19.1 million in the same period of 2003 increased the gross income tax expense by 65.6% to $6.8 million for the first nine months of 2003.

Net Income

Net income for the nine months ended September 30, 2003 was 11.3% of revenue, up from the 10.3% of revenue earned over the same period of 2002. This increase was mainly attributable to the increase in revenue and to a lesser extent to the increase in gross margins.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

In general, western Canadian activity declined with 9,068 gas wells being completed in 2002 compared to 11,174 gas wells in 2001. However, Calfrac expanded its operations into the U.S. during 2002 and added additional equipment. As a result, Calfrac was able to record significantly improved results in 2002 compared to 2001.

Revenue

In 2002, Calfrac increased consolidated revenues by 42% to $96 million. The commencement of U.S. operations contributed 58% of this increase. The remaining increase in total revenue was attributable to Canadian operations in southeast Alberta.

Operating Expenses and SG&A

Although as a percentage of revenue, gross margins declined to 32.6% in 2002 versus 36.4% earned in 2001, the gross margins increased by 27% to $31.2 million in 2002 from $24.6 million in 2001. U.S. operations provided 67%, or $4.4 million of this increase. The decline in the percentage of revenue of gross margins in 2002 was caused by downward pricing pressures resulting from lower industry activity and a greater proportion of shallow gas operations.

SG&A increased, both as a percentage of revenue and in absolute terms, in 2002, to 7.7% and $7.4 million from 7.4% and $5.0 million in 2001. The increase was attributable to the additional infrastructure required by Calfrac to commence U.S. operations and to continue to expand Canadian operations.

Interest Expense and Depreciation

Depreciation increased in 2002 compared to 2001 due to the acquisition of additional equipment. In both 2001 and 2002, interest expense declined slightly due to a decline in interest rates and the fact that additional financing for new equipment occurred late in 2002.

Income Tax

Due to the reduction in the tax rates and the inclusion of U.S. taxes, income taxes in 2002 were 37.4% of income before taxes compared to 40.6% in 2001. In 2001, Calfrac used the last of the non-capital income tax losses incurred by Dynafrac Well Services Ltd. to reduce current taxes.

Net Income

Net income for 2002 increased in absolute terms but was a smaller percentage of revenue in 2002 (10.4%) compared to that in 2001 (11.5%). This decline was attributable to reduction in gross margin percentages noted above and to the fact that current taxes in 2001 were reduced by the remaining non-capital income tax losses.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

In general, western Canadian oilfield activity improved in 2001, with 11,174 gas wells being completed compared to 8,933 gas wells in 2000. In the second half of 2001, Calfrac added two fracturing spreads and two shallow gas coiled tubing units to its fleet of operating equipment.

Revenue

Revenue increased 47% in 2001 compared to 2000 to $67.5 million in 2001 from $45.8 million in 2000. The increase was attributable to increased oilfield activity, the availability of additional equipment and the establishment of a permanent base in Grande Prairie, Alberta.

Operating Expenses and SG&A

Gross margin in 2001 was 36.4% of revenue, which was an improvement over the 31.9% in 2000. This increase was attributable to increased oilfield activity and the higher margins earned on northern work performed from the newly established Grande Prairie base in Alberta.

SG&A increased in 2001 to 7.4% of revenue, compared to 7.2% of revenue in 2000. The increase was due to additional infrastructure required to support the growth in equipment and revenue and the fact that 2001 bonus provisions rose to maximum levels due to the growth of income before income tax.

Interest and Depreciation

Interest expense in 2001 was virtually the same as in 2000, due to the pay-out in 2001 of two bank loans and that the new loans for additional equipment were only incurred in the second half of 2001. The increase in depreciation in 2001 resulted from a full year of depreciation on equipment acquired in the second half of 2000 and six months of depreciation on equipment acquired in the second half of 2001.

Income Tax

Income taxes increased to 40.6% of income before taxes in 2001 compared to 16.8% in 2000. In 2000, both current and deferred income taxes were substantially reduced by non-capital income tax losses brought forward from Dynafrac Well Services Ltd. In 2001, the remainder of these losses were used to reduce current income taxes but had little effect on the combined income tax provision.

Net Income

Net income in 2001 was 11.5% of revenue, lower than the 12.3% of revenue earned in 2000. The reduction in 2001 was caused by the fact that, as discussed above, results for 2000 were largely sheltered from income taxes by tax losses carried forward. In absolute terms, net income increased to $7.8 million in 2001 from $5.7 million in 2000.

Capital Resources and Liquidity

As at September 30, 2003, Calfrac had working capital of $3.7 million. As at December 31, 2002, Calfrac had working capital of the amount of $3.0 million over that portion of demand debt due to be repaid in 2003.

As at September 30, 2003, Calfrac had an unutilized operating loan facility of $5.0 million and an undrawn revolving equipment term loan in the amount of $7.5 million. Calfrac invested approximately $20 million in capital assets during the nine months ended September 30, 2003 and approximately $22 million during the year ended December 31, 2002.

Calfrac has committed to approximately $11 million of expenditures for capital equipment that will become operational in the first half of 2004. These expenditures include approximately $5 million on new equipment ordered for fracturing operations in the United States, $3 million on new equipment for fracturing operations in Canada, $2 million on new NGC equipment and $1 million to complete the construction of a new warehouse on Calfrac's property in Grande Prairie, Alberta and to install a new accounting system in Calgary.

Calfrac has historically had sufficient capital resources to satisfy its capital expenditure requirements with working capital, cash flows and its bank line and expects to be able to do the same in 2004.

Risk and Uncertainties

See "Risk Factors" for a discussion of risks and uncertainties.

DIVIDENDS

Although the Corporation does not have a history of paying dividends on its Common Shares, the board of directors may make a determination to pay dividends in the future if circumstances permit. Any decision to pay dividends will be made by the board of directors of the Corporation on the basis of the Corporation's earnings, financial requirements and other conditions existing at the time.

EXECUTIVE COMPENSATION

The compensation of the proposed officers and directors of the Corporation after completion of the Acquisition will be determined by the board of directors after the completion of the Acquisition.

The following executive compensation disclosure relates to the officers and directors of Denison prior to the transformation of Denison to an oilfield services provider. See "Directors and Officers of the Corporation" and "Management".

Summary Compensation Table

The following table sets forth all compensation paid or earned during the fiscal years ended December 31, 2003, 2002 and 2001 to the Chief Executive Officer and to those individuals who were, at December 31, 2003, the most highly compensated executive officers of Denison (the "named executive officers"), with compensation in excess of $100,000 in 2003.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation(1) ($)**	**Securities Under Options Granted**	**All Other Compensation ($)**
E. Peter Farmer	2003	360,000	-	46,615(2)	235,000	-
President and Chief	2002	360,000	-	43,839(3)	-	-
Executive Officer	2001	340,000	145,000	37,017(4)	125,000	-
Donald C. Campbell	2003	185,000	-	28,409(2)	29,000	-
Vice President,	2002	185,000	-	27,610(3)	-	-
Marketing and Special Projects	2001	180,000	7,500	28,981(4)	15,000	-
T. E. Craig Bamford	2003	150,000	-	22,377(2)	20,000	-
Vice President, Finance	2002	142,500	-	21,207(3)	-	-
and Chief Financial Officer	2001	135,000	5,000	19,728(4)	25,000	-
Donna J. Gallant	2003	113,389	-	-	2,500	-
Counsel and Secretary	2002	95,548	-	-	-	-
	2001	103,125	-	-	-	-

Notes:

(1) Prior to March •, 2004 Denison had a retirement savings arrangement whereby Denison would contribute to an employee's registered retirement savings plan an amount equal to 3% of salary and a possible further amount to match employee contributions up to a 7% limit depending on the employee's age and years of employment. Effective March •, 2004 this arrangement was terminated.

(2) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $36,000 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,250 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $9,065 for Mr. Farmer; $8,850 for Mr. Campbell; and $8,784 for Mr. Bamford.

(3) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $33,600 for Mr. Farmer; $18,500 for Mr. Campbell; and $12,384 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total amounting to: $8,921 for Mr. Farmer; $8,494 for Mr. Campbell; and $8,652 for Mr. Bamford.

(4) These amounts consist of retirement savings benefits, perquisites and other personal benefits. The retirement savings benefit component exceeds 25% of the total of Other Annual Compensation, amounting to: $27,674 for Mr. Farmer; $18,000 for Mr. Campbell; and $10,238 for Mr. Bamford. The automobile benefit component also exceeds 25% of the total, amounting to: $8,097 for Mr. Farmer; $9,735 for Mr. Campbell; and $8,364 for Mr. Bamford.

Stock Options

The following table sets forth the grants of options to the named executive officers of Denison during the fiscal year ended December 31, 2003:

Option Grants During The Most Recently Completed Financial Year[1]

Name	Securities Under Options Granted (#)	% Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date[1]
E. Peter Farmer	235,000	45.1	2.22	2.22	-
Donald C. Campbell	20,000	3.8	2.22	2.22	-
T. E. Craig Bamford	20,000	3.8	2.22	2.22	-
Donna J. Gallant	2,500	-	2.22	2.22	-

Note:

(1) The Stock Option Plan of Denison has been terminated as at March •, 2004 and no stock options are outstanding.

The following table sets forth each exercise of stock options in the year ended December 31, 2003, and the year-end value of unexercised stock options for any named executive officer holding such options. The Stock Option Plan of Denison has been terminated as at March •, 2004 and no stock options are outstanding.

Aggregate Stock Option Exercises During Year Ended December 31, 2003 and Year End Stock Option Values[1]

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Stock Options at Year End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options At Year End ($) Exercisable/Unexercisable[2]
E. Peter Farmer	-	-	165,000/235,000	564,200/888,300
Donald C. Campbell	-	-	31,667/13,333	111,000/50,399
T. E. Craig Bamford	-	-	36,667/13,333	127,601/50,399
Donna J. Gallant	-	-	15,833/1,667	45,899/6,301

Notes:

(1) The Stock Option Plan of Denison was terminated on March •, 2004 and no stock options are outstanding.

(2) The closing price at year-end on the TSX of the common shares of Denison (on a pre-consolidation basis) was $6.00.

(3) In connection with the Reorganization, all options have been vested.

Compensation of Directors

Prior to March •, 2004, Denison paid fees to each director in the amount of $6,000 per year and paid to each director a fee of $400 for each meeting of the board of directors the director attended and $400 for each meeting of a committee of the board of directors the director attended. During the fiscal year ended December 31, 2003, Messrs. James S. Blair, Gregory S. Fletcher and Paul F. Little were each granted 15,000 options to purchase common shares of Denison. For each grant, the options vest at the rate of one-third each year commencing on April 30, 2004 and the exercise price is $2.30.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors, officers or principal shareholders of the Corporation, Calfrac or Matco Investments and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects the Corporation.

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors and officers of the Corporation are involved in managerial and/or director positions with other oilfield services providers whose operations may, from time to time, be in direct competition with those of the Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. See "Directors and Officers of the Corporation". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise permitted by the ABCA.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

PRIOR SALES

The Corporation has issued the following equity securities in the 12 month period prior to the date of this prospectus:

Date of Issuance	Number of Common Shares	Issue Price Per Share
December 12, 2003 to March •, 2004	964,833 common shares(1)	$2.44 (2)
March •, 2004	• Common Shares(3)	$7.35

Notes:

(1) Issued on the exercise of stock options, which occurred prior to the Consolidation.

(2) The stock options that were exercised between December 12, 2003 and March •, 2004 had exercise prices ranging from $2.22 to $3.15 per common share of Denison. The aggregate proceeds from the issuance of the 964,833 common shares of Denison upon the exercise of the stock options was approximately $2,35 million for an average issue price per share of $2.44.

(3) Issued pursuant to the Subscription, which occurred after the Consolidation.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed on the TSX under the trading symbol "DEN". The following table sets forth the reported high and low sale prices and the trading volume for the common shares for each of the periods indicated before giving effect to the Consolidation.

	High ($)	Low ($)	Volume
2002			
First Quarter	0.18	0.13	33,290,010
Second Quarter(1)	4.25	0.16	30,928,730
Third Quarter	3.48	1.80	939,910
Fourth Quarter	2.47	1.80	942,600
2003			
First Quarter	2.80	2.02	962,210
Second Quarter	2.84	2.05	1,318,180
Third Quarter	2.72	2.10	1,367,520
October	2.73	2.45	473,130
November	4.00	2.36	1,737,160
December(2)	6.60	3.60	6,977,070
2004			
January (to January 19)	6.40	5.22	1,640,867

Notes:

(1) On May 24, 2002, Denison consolidated its common shares on a 20 for one basis.

(2) The closing price of the common shares on December 30, 2003, the last trading day prior to the announcement of the Arrangement and the Subscription, and prior to giving effect to the Consolidation, was $6.60.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only contracts entered into by the Corporation or Calfrac within the two-year period preceding the date of this prospectus which may reasonably be regarded as presently material:

1. The Underwriting Agreement dated •, 2003 between the Corporation and the Underwriters. See "Plan of Distribution".

2. The Purchase Option between Denison, Matco Investments and Calfrac dated as of December 30, 2003 granting the option to Denison to acquire all the shares of Calfrac.

3. The Arrangement Agreement providing for the Arrangement and granting the indemnities described under "Risk Factors – Liabilities from Prior Operations".

4. Assignment and Novation Agreement dated December 29. 2003 between Denison, Denison Mines Inc., the federal government and the Ontario provincial government.

5. Confirmation Agreement dated December 29, 2003 between Denison, the federal government, the Ontario provincial government and Matco.

Copies of these Agreements may be inspected at the Corporation's registered office during normal business hours during the period of distribution of the Offered Shares.

RISK FACTORS

An investment in the securities offered hereby should be considered speculative as Denison is considering a change of business, and the nature of such business, as well as the Corporation's present stage of development. Such change is dependent upon the completion of this offering and the Acquisition. If the Acquisition is not completed, the success of this change in business strategy cannot be assured. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained in the prospectus before making an investment decision and consult their own experts where necessary.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of industry activity for Canadian natural gas and, to a lesser extent, oil exploration and development. Industry conditions are influenced by numerous factors over which Calfrac has no control, including: the level of oil and gas prices; expectations about future oil and gas prices; the cost of exploring for, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other oil and gas transportation capacity; worldwide weather conditions; global political, military, regulatory and economic conditions; and the ability of oil and gas companies to raise equity capital or debt financing.

The level of activity in the Canadian oil and gas exploration and production industry is volatile. No assurance can be given that expected trends in oil and gas production activities will continue or that demand for fracturing and well stimulation services will reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and gas production levels and therefore affect the demand for fracturing and well stimulating services to oil and gas customers. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. The spring thaw makes the ground unstable and less capable of supporting heavy weights. Consequently, municipalities and transportation departments enforce road bans that restrict the movement of heavy equipment, thereby reducing well servicing activity levels. In addition, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues.

There is greater demand for fracturing and well stimulation services in the winter season when the occurrence of freezing permits the movement and operation of heavy equipment. Activities tend to increase in the fall and peak in the winter months of November through March. However, if an unseasonably warm winter prevents sufficient freezing, Calfrac may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by the severity of the Canadian winters. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. Calfrac cannot predict the impact of changing demand for oil and gas products, and any major changes may have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Dependence on Major Customers

Calfrac's customer base consists of more than 150 oil and gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding its broad customer base, the majority of Calfrac's sales revenue comes from fracturing services provided to two exploration and production companies. These two customers provided 57% of Calfrac's revenue in the first eleven months of 2003. The largest of these customers provided 50% of Calfrac's revenue in the first eleven months of 2003 and 57% of Calfrac's revenue in 2002. This customer was also an equity shareholder of Calfrac during these time periods, but recently disposed of its equity interest. Calfrac has advised the Corporation that it has historically maintained an excellent relationship with this customer and that Calfrac has no reason to believe that there will be any change to this relationship in the future. Calfrac has three multi-year agreements to provide fracturing services to this customer which expire from June 2004 to August 2005, two of which include minimum work commitments by the customer. In addition, two additional one-year agreements were entered into with this customer in late 2003, after negotiations had begun for the customer to dispose of its equity interest in Calfrac. Notwithstanding the foregoing, there can be no assurance that Calfrac's relationship with these customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

Calfrac sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers, most of whom are located in Canada and the United States. Should Calfrac's current suppliers be unable to provide the necessary raw materials or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Government Regulation

Calfrac's operations are subject to a variety of federal, provincial and local laws, regulations, and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the

environment, and the manufacture, management, transportation and disposal of certain materials used in Calfrac's operations. Calfrac believes that it is currently in compliance with such laws and regulations. Calfrac has invested financial and managerial resources to ensure such compliance, and anticipates that it will continue to do so in the future. Although such expenditures historically have not been material to Calfrac, such laws or regulations are subject to change. Accordingly, it is impossible for Calfrac to predict the cost or impact of such laws and regulations on its future operations.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, including the generation and disposal of waste and the use and handling of chemical substances. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, particularly for Calfrac's customers, which could have a material adverse effect on Calfrac's business, financial condition, results of operations and cash flows.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: *Climate Change and Emissions Management Act*, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and gas producers, thereby decreasing the demand for Calfrac's services. The mandatory emissions reductions may also impair Calfrac's ability to provide its services economically. Management is unable to predict the impact of the Kyoto Protocol on Calfrac and it is possible that it will adversely affect Calfrac's business, financial condition, results of operations and cash flows.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose Calfrac to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators.

Calfrac continuously monitors its activities for quality control and safety. However, there are no assurances that Calfrac's safety procedures will always prevent such damages. Although Calfrac maintains insurance coverage that it believes to be adequate and customary in the industry, there can be no assurance that such insurance will be adequate to cover Calfrac's liabilities. In addition, there can be no assurance that Calfrac will continue to be able to maintain adequate insurance in the future at rates it considers reasonable and commercially justifiable, or that insurance will continue to be available on terms as favourable as Calfrac's existing arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by Calfrac, or a claim at a time when it is not able to obtain liability insurance, could have a material adverse effect on Calfrac's ability to conduct normal business operations and on its financial condition, results of operations and cash flows.

Key Personnel

The successful operation of Calfrac's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the ability of the Corporation to expand its services depends upon the ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. The unexpected loss of the Corporation's key personnel or the inability

to retain or recruit skilled personnel could have a material adverse effect on business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which Calfrac participates is highly competitive. To be successful, a provider must provide services that meet the specific needs of oil and gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which Calfrac operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. Calfrac competes with large national and multi-national companies, such as BJ Services Inc., Halliburton Energy Services, a division of Halliburton Company, and Schlumberger Ltd., that have greater financial and other resources than Calfrac. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. In addition, Calfrac competes with several smaller regional competitors, such as Trican Well Services Ltd. and Sanjel Corporation. As a result of competition, Calfrac may be unable to continue to provide its present services or to acquire additional business opportunities, which may affect business, financial condition, results of operations and cash flows.

Currency Exchange Rate Risk

Calfrac's expenditures for equipment and a significant proportion of proppant are denominated in United States dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate, which fluctuates over time. Net income from Calfrac's U.S. operations is denominated in United States dollars, so that a decrease in the value of the Canadian dollar will increase the Canadian dollar amount of net income from U.S. operations. However, as a result of the relative size of Calfrac's U.S. operations, this amount will not be sufficient to offset the increase in expenditures. As a result, a material decrease in the value of the Canadian dollar may negatively impact the Corporation's net revenue.

Absence of Current Business and Acquisition of Calfrac

The Corporation holds no material assets, other than the Purchase Option and certain income tax attributes, and retains certain claims and liabilities of the Corporation including expenses incurred by the Corporation in respect of the Reorganization, certain quantifiable liabilities and certain retained legal proceedings (estimated in aggregate to be approximately $4.5 million) and other expenses incurred by the Corporation including those incurred in connection with this offering and the Acquisition. See "Legal Proceedings". It is a condition of the Underwriting Agreement that at the time of the closing of this offering, the Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed. The Underwriting Agreement also provides that if this offering is completed, but the Acquisition is not completed, the Corporation must call a special meeting of the shareholders of the Corporation within 90 days of the completion of this offering to determine the appropriate use of the proceeds of this offering. If this offering is completed, the Corporation anticipates exercising the Purchase Option and acquiring Calfrac and all liabilities, including environmental liabilities, of Calfrac. Although the Corporation is not aware of any material liabilities relating to Calfrac, it is possible that liabilities may arise in the future which could have a material adverse effect on the Corporation.

Corporate Matters

To date, the Corporation has not paid any dividends on its outstanding common shares. The board of directors of the Corporation may make a determination to pay dividends in the future if circumstances permit.

Additional Financing

There is no guarantee that the Corporation will be able to secure additional financing for future costs of operations or expansion. Additional financing may not be available, or may not be available on favourable terms. Where additional financing is raised by the issuance of common shares or securities convertible into common shares from the Corporation's treasury, control of the Corporation may change and shareholders may suffer dilution to their investment. The Corporation's activities may also be financed partially or wholly with debt, which may increase the

Corporation's debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Conflicts of Interest

Certain of the directors and officers of the Corporation are also directors and officers of other oil and gas and oil and gas service companies, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

There may be situations in which the interests of the directors and management of, and consultants to, the Corporation may conflict with those of the Corporation. Certain members of management are not engaged by the Corporation on a full-time basis and are currently involved, and will continue to be involved, in other entities, businesses and activities, some of which are described herein and all of which will place varying and conflicting demands on their time and attention. Furthermore, some such conflicts may result in the individual being in a direct conflict of interest position in relation to the Corporation. Any conflicts will be resolved in accordance with the provisions of the ABCA and other applicable laws.

Liabilities from Prior Operations

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the prior business of the Corporation. There can be no assurance that any such litigation will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation. See "Legal Proceedings" for a description of the legal proceedings currently against the Corporation.

In connection with the Arrangement, the Canadian petroleum and natural gas assets of Denison were transferred to, and the related liabilities were assumed by, Denison Resources Inc. and the mining leases and mining environmental services related assets of the Corporation were transferred to, and the related liabilities were assumed by, Denison Mines Inc. In accordance with the Arrangement Agreement, each of Denison Resources Inc. and Denison Mines Inc. provided an indemnity to the Corporation. Denison Resources Inc. provided an indemnity to the Corporation for all claims or losses with respect to liabilities relating to the Canadian petroleum and natural gas assets of Denison transferred to Denison Resources Inc. pursuant to the Arrangement. Denison Mines Inc. provided an indemnity to the Corporation for all claims or losses relating to liabilities relating to Denison's business prior to the effective date of the Arrangement, except for claims or losses covered by the indemnity provided by Denison Resources Inc. and for matters related to specific liabilities retained by the Corporation. See "Legal Proceedings".

Despite the indemnity provided to the Corporation by each of Denison Resources Inc. and Denison Mines Inc., it is possible that the Corporation may be found responsible for claims or losses relating to the assets and liabilities transferred from the Corporation to each of Denison Resources Inc. and Denison Mines Inc. In addition, it is possible that claims or losses may not be within the scope of either of the indemnities or, if within the scope of these indemnities, they may not be recoverable by the Corporation. Such circumstances will include claims or losses that exceed the limits of the applicable indemnity or if the indemnifying party lacks sufficient financial resources to satisfy its obligations pursuant to the indemnity. Because of the nature of the Corporation's former operations (oil and gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets.

Denison Mines Inc. has assumed the liabilities and obligations of the Corporation under a loan from Cogema, one of Denison's former joint venture partners. Most of the productive assets of Denison Mines Inc. are part of the security granted in favour of Cogema for repayment of the loan. As part of this security, Denison Mines Inc.'s share of net cash flow from the sale of uranium from the Saskatchewan based mining projects is dedicated to the loan's repayment. In addition, the original operating license for the McClean Lake facility, where substantially all of Denison Mine Inc.'s uranium is produced, has been challenged and is currently subject to a hearing at the Federal Court of Appeal. See 11(a) of the Notes to the Consolidated Financial Statements of Denison included herein. The

impact of an unfavourable decision on the ability of Denison Mines Inc. to satisfy its obligations under the indemnities provided to the Corporation cannot be determined at this time.

Claims and liabilities may arise against the Corporation as a result of Denison being a prior owner or operator of certain oil and gas exploration and production, mining and environmental services assets, and in particular, a mine near Elliot Lake, Ontario, that has been closed since 1992. Pursuant to an assignment and novation agreement dated December 22, 2003 among Denison, Denison Mines Inc., the federal government and the Ontario provincial government, Denison agreed to assign to Denison Mines Inc., and Denison Mines Inc. agreed to assume, Denison's rights and obligations under the Elliot Lake Reclamation Trust, with the federal government and Ontario provincial government providing their consent. Pursuant to a confirmation agreement dated December 29, 2003 among Denison, the federal government, the Ontario provincial government and Matco, the federal government and the Ontario provincial government confirmed that they would not make any claim with respect to Denison's environmental, health and safety obligations associated with the Elliot Lake mining facility, or any claim against any of the debt and equity capital raised, or any assets acquired (whether from capital raised or otherwise), by the Corporation after the completion of the Arrangement, provided that nothing will restrict the power of the governments to pursue the Corporation for any statutory offense under environmental, health or safety legislation occurring prior to such effective date. The board of directors of the Corporation is not aware of any such statutory offense having occurred. The confirmation agreement among Denison, the federal government, the Ontario provincial government and Matco does not limit persons other than the federal government and the Ontario provincial government from making any claims against the Corporation in respect of Denison's ownership and operation of the Elliot Lake mining facility.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, subject to compliance with the prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures or goals, the Offered Shares are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act (British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Supplemental Pension Plans Act (Québec)

Provided the Common Shares are listed on a prescribed stock exchange at the relevant time, the Offered Shares will on closing of this offering be a qualified investment, within the meaning of the Tax Act, for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans. Based upon certain representations of the Corporation, the Offered Shares will not, on closing of this offering, constitute "foreign property" under the Tax Act.

LEGAL PROCEEDINGS

Various legal proceedings are pending against the Corporation. Other than those described below, the board of directors of the Corporation considers all such pending proceedings, comprised primarily of labour and employment claims related to the Corporation's former oil and gas operations in Greece, to be routine litigation incidental to the Corporation's business. Of the legal proceedings described below, the Elliot Lake and OilHawk matters are subject to the indemnities provided by Denison Mines Inc. and Denison Resources Inc., as applicable, pursuant to the Arrangement. See "Risk Factors - Liabilities from Prior Operations". The board of directors of the Corporation believes that the resolution of these proceedings will not, individually or in the aggregate, have a material effect on the business, financial condition, results of operations or cash flows of the Corporation (assuming the completion of this offering and the Acquisition). However, the Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against the Corporation or affecting the business of the Corporation or any legal or regulatory proceedings that may relate to the Corporation's prior ownership or operation of assets. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this prospectus or any that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operations or cash flows of the Corporation.

Greek Operations

In September 2002, the Greek Court of Appeal overturned the lower court decision that had ruled that the termination of certain former employees of a subsidiary of the Corporation, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In rejecting the lower court decision, the Greek Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments were required to be made. The decision of the Greek Court of Appeal has been appealed by the employees to the Supreme Court of Greece. A hearing of the Supreme Court is not expected until at least mid 2004. The impact on the Corporation of any adverse decision in this appeal cannot be determined at this time.

In September 2003, the Supreme Court of Greece issued a ruling that another former employee of the Greek subsidiary of the Corporation be compensated for certain vacation days and referred two other compensation matters back for consideration at a new trial at the Court of Appeals of Athens. A hearing date at the Court of Appeals has been set for April 27, 2004. Another set of employees of the Greek subsidiary has received a favourable trial court ruling entitling them to compensation for a miscalculation of severance. This decision is being appealed but no appeal date has been set. The dollar impact on the Corporation of any adverse decision in these actions cannot be determined.

Greek Tax Appeal

The Greek tax authorities are appealing a decision in favour of the Greek subsidiary of the Corporation regarding a penalty for incorrectly maintaining books and data regarding the Greek operations in the amount of approximately $130,000.

OilHawk

There is an ongoing claim before the Court of Queen's Bench of Alberta against a predecessor entity of the Corporation by OilHawk Resources Ltd. The claim is fully insured and being handled by the Corporation's insurer.

Elliot Lake

The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has: (i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at Denison Mines Inc.'s decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and (ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land. The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional

taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

Claims in respect of Calfrac

Calfrac is not involved in and the Corporation is not aware of any present or pending legal proceedings against Calfrac or in respect of its assets.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants.

Computershare Trust Company of Canada is the registrar and transfer agent for the Common Shares.

INTEREST OF EXPERTS

None of Bennett Jones LLP, Stikeman Elliott LLP or any officer or partner thereof has received or will receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation. Bennett Jones LLP and the officers and partners thereof as a group (other than Mr. Lambert, a partner of Bennett Jones LLP who is a director of the Corporation), and Stikeman Elliott LLP and the officers, employees and partners thereof as a group, beneficially own, directly or indirectly, less than 1% of the securities of the Corporation and its associates and affiliates. Mr. Lambert's personal family holding company, Mountain Moon Capital Inc., is a shareholder of Matco, which after giving effect to the Subscription will beneficially own approximately • or •% of the Common Shares (after giving effect to this offering and the Acquisition).

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENTS

Consent Regarding The Corporation

We have read the prospectus of Denison Energy Inc. (the "Corporation") dated •, 2004 relating to the sale and issuance of • Class A Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report dated February 28, 2003 (except for note 13 which is as of •, 2004) to the directors of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2002, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended, and to the use in the above-mentioned prospectus of our compilation report dated •, 2004 on the unaudited pro forma consolidated balance sheet of the Corporation as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and for the nine-month period September 30, 2003.

Toronto, Ontario
•, 2004

Chartered Accountants

Consent Regarding Calfrac

We have read the prospectus of Denison Energy Inc. (the "Corporation") dated •, 2004 relating to the sale and issuance of • Class A Common Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report dated •, 2003 to the directors of Calfrac Well Services Ltd. ("Calfrac") on the consolidated balance sheets of Calfrac as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002.

Calgary, Alberta
•, 2004

Chartered Accountants

INDEX TO FINANCIAL STATEMENTS

Denison Energy Inc.

Pro Forma Financial Statements
(Unaudited)
Nine months ended September 30, 2003 and year ended December 31, 2002
(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of
Denison Energy Inc.

We have read the accompanying unaudited pro forma balance sheet of Denison Energy Inc. (the "company") as at September 30, 2003 and unaudited pro forma income statements for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the columns captioned "Denison Energy Inc." to the unaudited financial statements of the company as at September 30, 2003 and for the nine months then ended, and the audited financial statements of the company for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Calfrac Well Services Ltd." to the unaudited financial statements of Calfrac Well Services Ltd. as at September 30, 2003 and for the nine months then ended and the audited financial statements of Calfrac Well Services Ltd. for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the pro forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Denison Energy Inc." and "Calfrac Well Services Ltd." as at September 30, 2003 and for the nine months then ended, and for the year ended December 31, 2002, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Toronto, Ontario
March •, 2004

Denison Energy Inc.
Pro Forma Consolidated Balance Sheet
(Unaudited)
As at September 30, 2003

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Notes	Pro forma consolidated $ (Unaudited)
Assets					
Current assets					
Cash	1,006	653	2,019	2(a)	847
			(2,691)	2(b)	
			5,347	2(d)	
			111,600	2(e)	
			(28,780)	2(f)	
			(58,437)	2(g)	
			(26,035)	2(h)	
			(3,835)	2(i)	
Marketable securities	-	1			1
Accounts receivable	4,700	34,351	(4,700)	2(b)	34,351
Inventory	16,671	1,396	(16,671)	2(b)	1,396
Prepaid expenses and deposits	620	1,257	(620)	2(b)	1,257
	22,997	37,658			37,852
Long-term assets					
Inventory in ore stock piles	7,456	-	(7,456)	2(b)	-
Deferred reorganization costs	652	-	(652)	2(i)	-
Capital assets	115,548	76,569	(115,548)	2(b)	76,569
Intangible assets	-	327			327
Goodwill	-	3,276			3,276
Future income taxes	(150)	(6,753)	150	2(b)	69,019
			2,772	2(e)	
			73,000	2(f)	
	146,503	111,077			187,043
Liabilities					
Current liabilities					
Bank indebtedness	4,848	-	(334)	2(a)	
			(3,514)	2(b)	-
			(1,000)	2(i)	
Accounts payable and accrued liabilities	4,837	19,511	(4,652)	2(b)	19,819
			123	2(i)	
Income taxes payable	-	2,915			2,915
Current portion of long-term debt	2,763	11,526	(1,958)	2(b)	4,693
			(6,833)	2(h)	
			(805)	2(i)	
	12,448	33,952			27,427
Long-term liabilities					
Long-term debt	43,097	27,408	(42,292)	2(b)	8,206
			(19,202)	2(h)	
			(805)	2(i)	
Provision for post-employment benefits	9,820	-	(9,820)	2(b)	-
Provision for decommissioning and restoration	6,720	-	(6,720)	2(b)	-
Deferred credit	-	-	62,000	2(f)	62,000
	72,085	61,360			97,633
Shareholders' Equity					
Common shares	5,568	14,342	3,226	2(a)	89,410
			5,347	2(d)	
			120,000	2(e)	
			(5,628)	2(e)	
			11,000	2(f)	
			(14,141)	2(f)	
			(4,454)	2(g)	
			(45,850)	2(j)	
Contributed surplus	1,229	-	(302)	2(a)	-
			(927)	2(j)	
Retained earnings	67,621	35,375	(571)	2(a)	-
			(78,580)	2(b)	
			(28,780)	2(f)	
			14,141	2(f)	
			(53,983)	2(g)	
			(2,000)	2(i)	
			46,777	2(j)	
	74,418	49,717			89,410
	146,503	111,077			187,043

See accompanying notes to the unaudited consolidated pro forma financial statements.

Approved by the Board of Directors

(signed) "E. Peter Farmer" ______ Director   (signed) "James S. Blair" Director

Denison Energy Inc.

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the nine month period ended September 30, 2003

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Note	Pro forma consolidated $ (Unaudited)
Revenue	25,158	108,494	(25,158)	2(b)	108,494
Expenses					
Operating expenses	7,775	72,436	(7,775)	2(b)	72,436
Royalties and provincial capital taxes	2,650	-	(2,650)	2(b)	-
Selling, general and administrative	3,075	8,177	(3,075)	2(b)	8,177
Investment income	(249)	-	249	2(b)	-
(Gain) loss on disposal of assets	8	(3)	(8)	2(b)	(3)
Other expenses (income)	-	442	-		442
	11,899	27,442			27,442
Depreciation, depletion and amortization	7,382	6,387	(7,382)	2(b)	6,387
Drawdown of ore stockpile	3,811	-	(3,811)	2(b)	-
Amortization of intangibles	-	223	-		223
Write-down of oil and gas properties	12,000	-	(12,000)	2(b)	-
Stock option expense	292	-	(292)	2(b)	-
Interest	2,334	1,687	(2,334) (1,087) 28	2(b) 2(h) 2(h)	628
Earnings before income taxes	(13,920)	19,145			20,204
Income taxes					
Current	256	5,975	(256) (5,860)	2(b) 2(f)	115
Future					
Future	(150)	857	150 6,262	2(b) 2(f)	7,119
Deferred credit	-	-	(6,047)	2(f)	(6,047)
	(150)	857			1,072
Net income for period	(14,026)	12,313			19,017
Earnings per common share [note 3]					[$•]

See accompanying notes to the unaudited consolidated pro forma financial statements.

Denison Energy Inc.

Pro Forma Consolidated Statement of Earnings

(Unaudited)

For the year ended December 31, 2002

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

	Denison Energy Inc. $	Calfrac Well Services Ltd. $	Pro forma adjustments $	Note	Pro forma consolidated $ (Unaudited)
Revenue	37,966	96,066	(37,966)	2(b)	96,066
Expenses					
Operating expenses	10,837	64,795	(10,837)	2(b)	64,795
Royalties and provincial capital taxes	3,793	-	(3,793)	2(b)	-
Selling, general and administrative	3,985	7,419	(3,985)	2(b)	7,419
Investment income	(122)	-	(122) (421)	2(b) 2(h)	(421)
(Gain) loss on disposal of assets	563				
Other expenses (income)	-	(71)	-		(71)
	18,910	23,923			24,344
Depreciation, depletion and amortization	7,821	6,042	(7,821)	2(b)	6,042
Drawdown of ore stockpile	4,912	-	(4,912)		-
Amortization of intangibles	-	298	-		298
Stock option expense	9	-	(9)		-
Interest	3,239	1,569	(3,239) (490)	2(b) 2(h)	1,079
Earnings before income taxes	2,929	16,014			16,925
Income taxes					
Current	413	4,215	(413) (4,062)	2(b) 2(f)	153
Future					
Future	(552)	1,775	552 4,408	2(b) 2(f)	6,183
Deferred credit	-	-	(5,251)	2(f)	(5,251)
	(552)	1,775			932
Net income for period	3,068	10,024		-	15,840
Earnings per common share [note 3]					[$•]

See accompanying notes to the unaudited consolidated pro forma financial statements.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

1 Basis of presentation

These unaudited pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the prospectus of Denison Energy Inc. (the "company") dated •, 2004 relating to the issue and sale of • common shares (the "Offering"). These unaudited pro forma consolidated financial statements are based on the historical financial statements of the company and Calfrac Well Services Ltd. ("Calfrac"), together with other information available to the company's management.

These unaudited pro forma consolidated financial statements reflect the arrangement of the company pursuant to section 182 of the Business Corporations Act (Ontario) (the "Arrangement") that became effective on March •, 2004 and the subscription for 727,424, common shares by Matco Capital Ltd. for aggregate proceeds of $5,347 on March • 2004 pursuant to an agreement dated December 30, 2003 (the "Subscription"), each entered into by the company prior to the sale and issue of common shares pursuant to the Offering. The unaudited pro forma consolidated financial statements have been prepared to give effect to the acquisition of all of the shares of Calfrac for cash consideration of $28,780 and the issuance of • common shares to the current shareholders of Calfrac as consideration for their Calfrac shares pursuant to the exercise of an option granted to the company by the shareholders of Calfrac on December 30, 2003 (the "Purchase Option"), (collectively, the "Proposed Transactions").

These unaudited pro forma consolidated financial statements also reflect certain financing agreements entered into by Calfrac subsequent to September 30, 2003.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would actually have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

The pro forma consolidated financial statements should be read in conjunction with the December 31, 2002 audited consolidated financial statements and unaudited consolidated financial statements for the nine month period ended September 30, 2003 of Calfrac and audited consolidated financial statements for the year ended December 31, 2002 and the unaudited consolidated financial statements for the nine month period ended September 30, 2003 of the company.

Certain financial statement items have been reclassified for comparative purposes.

After the Arrangement, the Subscription, the Offering and the acquisition of Calfrac, future financial statements of the company will reflect the financial results of Calfrac with Calfrac historical financial information shown as the comparative figures.

2 Pro forma adjustments and assumptions

The pro forma consolidated balance sheet gives effect to the Proposed Transactions as if they occurred as at September 30, 2003 and the pro forma consolidated statements of earnings give effect to the Proposed Transactions as if they occurred on January 1, 2002.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are in accordance with those disclosed in the company's and Calfrac's audited consolidated financial statements for the year ended December 31, 2002.

These unaudited pro forma consolidated financial statements give effect to the following transactions, assumptions and adjustments:

a) The company collects $2,353 from the assumed exercise of 964,833 stock options at prices ranging from $2.22 to $3.15 per share. It is assumed that $334 will be retained by the company, $1,685 transferred to Denison Mines Inc. and $334 applied against the bank indebtedness of Denison Resources Inc.

b) The company transfers its mining and environmental services businesses to Denison Mines Inc. and its Canadian oil and gas business to Denison Resources Inc. and distributes the common shares of Denison Mines Inc. and Denison Oil Corporation (the parent of Denison Resources Inc.) to its existing shareholders, pursuant to the Arrangement;

c) The outstanding common shares of the company are consolidated on a twenty-one for one basis, pursuant to the Arrangement;

d) The company issues 727,424 common shares at $7.35 per share pursuant to the Subscription for approximate gross proceeds of $5,347;

e) The net proceeds of the Offering of • common shares by the company amounts to $111,600. Transaction and issuance costs of $8,400 are assumed to have been incurred. For these costs, applying an effective tax rate of 33% provides for the recognition of a future income tax asset ("FITA") in the amount of $2,772 with the remainder $5,628 of the costs reducing the common share balance;

f) The company exercises the Purchase Option to acquire Calfrac for • common shares at an ascribed value of $115,120 and $28,780 of cash raised through the Offering.

   The company's exercise of the Purchase Option allows the currently unrecognized existing tax pools of the company to be recognized as a FITA. This transaction has been treated for accounting purposes as required in the Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract #110, which takes into account the relevant status of the company after the transactions stated in 2(b) above.

   With tax pool amounts of approximately $224,000 federally and approximately $173,000 provincially and an effective tax rate of 33%, $73,000 is recognized as a FITA. The fair value of the tax pools acquired of $11,000, established by an earlier arms length transaction, is credited to common stock. The difference of $62,000 between the FITA recognized and the fair value of the tax pools is recorded as a deferred credit.

   For the year ended December 31, 2002 and the nine month period ended September 30, 2003, the existing current income tax expense and the increase from the reduction of interest expense and increase in interest income in 2(h) will be eliminated by the tax pool value now recognized.

(all currency amounts expressed in thousands of Canadian dollars, except for per share amounts)

g) Calfrac assumes a debt obligation of $58,437 incurred in connection with an acquisition of 4,289,844 Calfrac shares prior to the acquisition of the shares of Calfrac. The creditor is entitled to demand payment of the obligation following a change of control of Calfrac, which occurs with the company's exercise of the Purchase Option. It is assumed that the creditor demands payment and that proceeds from the Offering in the amount of $58,437 are paid to satisfy the obligation. The 4,289,844 Calfrac shares are cancelled and the payment is treated as a proportionate return of capital in the amount of $4,454 and a distribution of retained earnings in the amount of $53,983;

h) Proceeds from the Offering will be used to pay $26,035 of the pre-existing Calfrac bank debt. The principal amount of the debt at January 1, 2002 was $7,837. It is assumed that the unused proceeds earned interest income at the average bank rate for the period. The repayment of this debt reduces interest expense in 2002 by $490 and for the nine month period ended September 30, 2003 by $1,087;

i) Reduction of liabilities with the cash from the Subscription in the amount of $1,000 of the company's bank indebtedness, $1,610 of Ontario tax liability and additional transaction costs of $1,348; and

j) As approved by the shareholders as part of the Arrangement, the deficit of $46,777 will be reduced to zero with corresponding reductions in contributed surplus of $927 to zero and common shares of $45,850 to $89,410.

3 Earnings per share

The authorized share capital of the company is an unlimited number of common shares, without nominal or par value.

The issued capital and related recorded values after giving effect to the Proposed Transactions including the twenty-one for one share consolidation as described in 2(c) above is set out below:

	Number of Common Shares	Amount $	Note
On completion of Proposed Transactions			
Described above			
Denison shareholders			
As of December 31, 2002	843,130	5,568	
As per exercise of options	45,944	3,226	2(a)
As per Subscription	727,424	5,347	2(d)
Public shareholders	•	114,372	2(e)
Calfrac shareholders	•	14,342	2(f)
Denison common stock elimination		(14,141)	2(f)
Tax pool recognition		11,000	2(f)
Cancellation of Calfrac shares		(4,454)	2(g)
Deficit elimination		(45,850)	2(j)
	•	89,410	

Auditors' Report

To The Directors of Denison Energy Inc.

We have audited the consolidated balance sheets of Denison Energy Inc. as at December 31, 2002, December 31, 2001 and December 31, 2000, and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and December 31, 2001 and the results of its operations and its cash flows for the years ended December 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Toronto, Canada
February 28, 2003
(except for note 13 which is as of • , 2004)

Denison Energy Inc.
Consolidated Balance Sheets

(in thousands)	As at September 30 2003 (unaudited)	As at September 30 2002 (unaudited)	As at December 31 2002	2001	2000
ASSETS					
Current Assets					
Cash and cash equivalents	**$ 1,006**	$ 1,489	**$ 998**	$ 2,177	$ 5,563
Marketable Securities (quoted market value 2000 - $3,223)	**—**	—	**—**	—	2,841
Accounts receivable	**4,700**	4,951	**13,084**	13,651	13,885
Inventories and prepaid expenses *(note 2)*	**17,291**	18,548	**15,115**	14,214	9,978
	22,997	24,988	**29,187**	30,042	32,267
Inventory of ore in stockpiles *(note 2)*	**7,456**	10,550	**9,689**	13,413	11,743
Property, plant and equipment *(note 3)*	**115,548**	128,362	**131,524**	129,978	122,368
Deferred reorganization costs	**652**	—	**—**	—	—
	146,653	$ 163,900	**$170,400**	$173,433	$166,378
LIABILITIES					
Current Liabilities					
Bank indebtedness *(note 4)*	**$ 4,848**	$ 2,152	**$ 3,790**	$ 1,918	$ —
Accounts payable and accrued liabilities	**4,837**	4,003	**7,227**	9,243	8,761
Current portion of long-term debt *(note 5)*	**2,763**	3,605	**10,712**	11,961	11,086
	12,448	9,760	**21,729**	23,122	19,847
Long-term debt *(note 5)*	**43,097**	48,789	**43,558**	51,700	51,622
Provision for post-employment benefits *(note 6)*	**9,820**	10,197	**10,063**	10,476	11,033
Provision for decommissioning and site restoration *(note 7)*	**6,720**	6,832	**6,598**	6,710	6,313
Future income taxes *(note 8)*	**150**	740	**300**	983	2,773
	72,235	76,318	**82,248**	92,991	91,588
SHAREHOLDERS' EQUITY *(note 9)*	**74,418**	87,582	**88,152**	80,442	74,790
	$ 146,653	$ 163,900	**$170,400**	$173,433	$166,378

Contingent liabilities and commitments *(note 11)*

The accompanying notes are an integral part of these financial statements.

ON BEHALF OF THE BOARD

(signed) "E. Peter Farmer"
Director

(signed) "James S. Blair"
Director

Denison Energy Inc.
Consolidated Statements of Earnings (Loss)

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands except per share data)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Revenue	**$ 25,158**	**$ 24,459**	**$ 37,966**	$ 32,064	$ 39,813
Operating and exploration costs	**20,418**	**15,293**	**25,844**	20,708	21,444
Write-down of oil and gas properties *(note 3(c))*	**12,000**	**—**	**—**	—	—
Royalties and provincial capital taxes	**2,650**	**2,535**	**3,793**	2,071	2,098
Interest expense *(note 5)*	**2,334**	**2,431**	**3,239**	4,448	5,981
General corporate expenses	**1,633**	**1,719**	**2,274**	2,005	2,262
Stock option expense *(note 9)*	**292**	**—**	**9**	—	—
Investment and other income	**(249)**	**(94)**	**(122)**	(382)	(1,421)
	39,078	**21,884**	**35,037**	28,850	30,364
Earnings (loss) before income taxes	**(13,920)**	**2,575**	**2,929**	3,214	9,449
Income tax expense (recovery) *(note 8)*	**106**	**68**	**(139)**	(1,504)	418
Net earnings (loss) for the period	**(14,026)**	**$ 2,507**	**$ 3,068**	$ 4,718	$ 9,031
Net earnings (loss) per Common Share					
- Basic (note 9(e))	**$ (0.79)**	**$ 0.15**	**$ 0.18**	$ 0.30	$ 0.57
- Diluted (note 9(e))	**$ (0.79)**	**$ 0.15**	**$ 0.18**	$ 0.29	$ 0.55

Consolidated Statements of Retained Earnings

	For the Nine Months Ended September 30		For the Year Ended December 31		
(in thousands)	**2003 (unaudited)**	2002 (unaudited)	**2002**	2001	2000
Retained earnings - beginning of the period	**$ 81,647**	$ 78,579	**$ 78,579**	$ 73,861	$ 64,830
Net earnings (loss) for the period	**(14,026)**	2,507	**3,068**	4,718	9,031
Retained earnings - end of the period	**$ 67,621**	$ 81,086	**$ 81,647**	$ 78,579	$ 73,861

The accompanying notes are an integral part of these financial statements.

Denison Energy Inc.
Consolidated Statements of Cash Flows

(in thousands)	For the Nine Months Ended September 30 2003 (unaudited)	For the Nine Months Ended September 30 2002 (unaudited)	For the Year Ended December 31 2002	For the Year Ended December 31 2001	For the Year Ended December 31 2000
Operating Activities					
Net earnings (loss) for the period	$ **(14,026)**	$ 2,507	$ **3,068**	$ 4,718	$ 9,031
Items not affecting cash:					
Depletion, amortization and reclamation	**7,382**	6,142	**7,764**	6,862	6,062
Write-down of oil and gas properties *(note 3(c))*	**12,000**	—	—	—	—
Drawdown of ore from stockpiles	**3,811**	4,057	**4,912**	5,863	6,272
Loss (gain) on sale or write-down of assets	—	—	**563**	514	(70)
Increase (decrease) in future income tax	**(150)**	(243)	**(683)**	(1,790)	183
Stock option costs expensed *(note 9(d))*	**292**	—	**9**	—	—
Decrease (increase) in operating working capital *(note 10)*	**2,551**	(2,068)	**(3,846)**	(11,028)	(27,957)
Funding of post employment benefits	**(200)**	(279)	**(455)**	(482)	(442)
Funding of Elliot Lake Reclamation Trust Fund	**(40)**	(19)	**(279)**	(256)	(631)
Net cash generated by operating activities	**10,976**	10,097	**11,053**	4,221	(7,552)
Financing Activities					
Increase (decrease) in bank indebtedness	**1,058**	234	**1,872**	(367)	—
Additions to long-term debt	**16,287**	16,353	**19,691**	26,474	28,161
Repayments of long-term debt	**(24,698)**	(27,620)	**(29,082)**	(25,521)	(37,379)
Issue of Common Shares net of issue costs of $355	—	4,645	**4,645**	—	—
Purchase of fractional Common Shares for cancellation	—	(12)	**(12)**	—	—
	(7,353)	(6,400)	**(2,886)**	586	(9,218)
Investing Activities					
Additions to property, plant and equipment	**(4,692)**	(4,497)	**(9,499)**	(9,017)	(3,138)
Sale of marketable securities	—	—	**143**	62	242
Proceeds on sale of other assets	**1,087**	112	—	2,678	2,095
Acquisition of Innovative Energy Ltd. *(note 12)*	—	—	—	(1,916)	—
	(3,605)	(4,385)	**(9,356)**	(8,193)	(801)
Increase (decrease) in Cash and Cash Equivalents	**18**	(688)	**(1,189)**	(3,386)	(17,571)
Cash and Cash Equivalents - Beginning of Period	**988**	2,177	**2,177**	5,563	23,134
Cash and Cash Equivalents - End of Period	**$ 1,006**	$ 1,489	**$ 988**	$ 2,177	$ 5,563
Supplemental Cash Flow Information					
Payments for interest	**$ 2,258**	**$ 2,439**	**$ 3,239**	$ 4,448	**$ 5,832**
Payments for income and large corporation taxes	**$ 262**	**$ 254**	**$ 531**	$ 286	**$ 219**

The accompanying notes are an integral part of these financial statements.

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change of Name
On May 24, 2002 the Corporation filed Articles of Amendment that effective that day changed the corporation's name from Denison Mines Limited to Denison Energy Inc.

Nature of Operations
The Corporation operates in the mining, oil and gas and environmental service sectors. Mining activities include a 22.5% interest in the McClean Lake uranium property and mill in northern Saskatchewan, where uranium production reached commercial levels in November 1999, a 19.96% interest in the Midwest uranium deposit and mineral evaluation and exploration. Oil and gas activities consist primarily of the exploration for and production of oil and natural gas in Western Canada, where the Corporation resumed operations in late 2000 and has expanded through both exploration and acquisitions including the Innovative acquisition described in note 12. The Corporation also holds oil and gas exploration acreage in Greece. Environmental services activities include mine decommissioning services and monitoring of closed mine sites.

Basis of Presentation
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the economic lives and recoverability of mining and oil and gas assets, the provisions for decommissioning and reclamation, post-employment benefits, future income taxes and the evaluation of contingent liabilities. Actual results could differ materially from those estimates. The summary of significant accounting policies below describes the accounting methods and practices that have been used in the preparation of these consolidated financial statements. This summary is presented to assist the reader in interpreting the statements contained herein.

Certain comparative figures for prior periods have been reclassified to conform with the presentation adopted in these financial statements. This reclassification has no impact on net earnings or retained earnings.

Consolidation Principles
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The Corporation's interests in the McClean Lake and Midwest uranium joint ventures and its oil and gas joint ventures are accounted for using the proportionate consolidation method. Under this method, the Corporation includes its proportionate share of assets, liabilities, revenues and expenses.

Revenue Recognition
Mining and oil and gas revenue are recognized when title passes from the Corporation to its customer. Revenue on decommissioning contracts is recognized using the percentage of completion method, where sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Royalty revenue is recognized when earned under the respective agreement.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities not exceeding 90 days and are stated at cost, which approximates market value.

Inventories and Prepaid Expenses

Uranium concentrates, assets purchased for resale, supplies and ore in stockpiles are recorded at the lower of average cost and net realizable value. Inventory of ore in stockpiles consists of actual costs to remove overburden and mine ore together with the amortization of open pit mining equipment and is charged to production using the units of production method.

Property, Plant and Equipment

Mining Property, Deferred Exploration and Development Costs

Exploration costs and property acquisition costs are expensed as incurred unless it is determined that a project contains economically recoverable reserves, in which case all such costs relating to that project for the current and subsequent years are capitalized. Pre-production costs, net of revenue during the start-up phase, are capitalized as development costs until the project is capable of sustained operations at commercial production levels. Capitalized mining property, deferred exploration and development costs are amortized using the unit of production method over the expected life of the mine after commercial production levels are attained.

Mine Buildings, Plant and Equipment

Mine buildings, plant and equipment are recorded at cost. Mine buildings, plant and equipment are amortized to estimated residual value over the shorter of the life of the mine, or specific period that the mill or other specific asset will be utilized, using the units of production method. When assets are retired or sold, the resulting gains or losses are reflected in current earnings.

Mining Property Evaluations

The carrying values of mining, exploration and development properties and related mine buildings and equipment are periodically assessed by management to determine whether the net recoverable amount exceeds the carrying value of the project. Any unrecoverable amount is written off against earnings. The net recoverable amount represents future undiscounted cash flows determined using proven, probable and expected reserves and estimated selling prices which reflect both historical prices and expected future selling prices, less operating, capital, financing and reclamation costs.

Oil and Gas Properties, Plant and Equipment

The Corporation's oil and gas properties, plant and equipment are carried at the lower of cost and net recoverable amount. All costs associated with the exploration for and the development of oil and gas properties are capitalized providing the total capitalized cost does not exceed the net recoverable amount. All costs of the Corporation's oil and gas property, plant and equipment are capitalized in one producing cost centre. Depletion is provided on capitalized costs in this producing cost centre by the units of production method based on estimated proven reserves.

Oil and Gas Property Evaluations

Net recoverable amount is the aggregate of estimated undiscounted future net revenues from proven reserves less operating, administration, financing and income tax expense. Estimated future net revenues are determined using year-end prices. The Corporation periodically reviews the costs associated with preproduction stage cost centres to determine whether costs are likely to be recovered. Any unrecoverable amount is written off against earnings.

Other Property, Plant and Equipment

Other property, plant and equipment are amortized according to the straight-line method based on their estimated useful lives, which range from three to twenty years.

Capitalization of Interest

Net interest costs incurred during the development, construction and start-up phase of major projects are capitalized.

Decommissioning and Site Restoration Cost

Estimated decommissioning and site restoration costs of resource properties are accrued and charged to operations using the unit of production method. Provisions with respect to site restoration include long-term treatment and monitoring costs of a longer term nature and are calculated on a discounted basis and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related decommissioning and site restoration liability. The Corporation's resource activities are subject to various governmental laws and regulations related to the protection of the environment. The Corporation has made and continues to make expenditures in order to comply with or exceed such laws and regulations. The Corporation is continuously updating its decommissioning and site restoration cost estimates. Such estimates are, however, subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when applicable.

Post Employment Benefits

The Corporation provides dental, supplemental health care and life insurance benefits, but not pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and was accrued over the service life of this retiree group. The most recent actuarial valuation of this obligation was performed as of September 30, 2002. The interest cost on this unfunded liability and the surplus are being amortized over the remaining lives of this retiree group.

Future Income Taxes

The Corporation follows the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary timing differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to apply when the differences are expected to reverse. The benefit of tax losses which are available to be carried forward are recognized as assets to the extent that they are more likely than not to be recoverable from future taxable income. Benefits which are recognized in respect of tax deductions which arose prior to the Corporation's comprehensive revaluation of assets in 1995 are credited directly to retained earnings and benefits which are recognized in respect of tax deductions which arose subsequent to the comprehensive revaluation of the Corporation's assets are credited to net earnings. The Canadian federal large corporation tax on capital is included in the provision for income taxes.

Translation of Foreign Currencies

Monetary assets and liabilities and non-monetary items carried at market value are translated into Canadian dollars at the period-end exchange rate. Other non-monetary items and revenues and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization which are translated at the same rate as the related assets.

Financial Instruments

The carrying amounts for cash and short-term deposits, accounts receivable, inventories and prepaid expenses, accounts payable and accrued liabilities on the balance sheets approximate fair value because of the limited term of these instruments. The fair market value of long-term debt approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.

Stock Option Plans

In 2002 the Corporation adopted prospectively the requirements of the CICA handbook section 3470, "Stock-Based Compensation and Other Stock Based Payments." As encouraged by section 3470, the Corporation has adopted the fair value based method to account for stock-based transactions with directors, and eligible employees for options granted in 2002. The value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Corporation, together with the amount in contributed surplus will be credited to Common Share capital. For options granted prior to January 1, 2002 the Corporation continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the Corporation will be recorded as Common Share capital.

Earnings per share

Basic earnings per Common Share are computed by dividing net earnings by the weighted average number of Common Shares outstanding during the period. Diluted per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from exercise of in-the-money stock options are used to repurchase Common Shares at the prevailing market rate.

2. INVENTORIES AND PREPAID EXPENSES

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Uranium concentrate	**$ 11,782**	$ 11,063	$ 8,046	$ 7,064	$ 593
Inventory of ore in stockpiles	**10,970**	15,383	14,522	18,246	18,628
Mine supplies	**1,375**	1,396	1,405	1,543	1,978
Mining equipment acquired for resale	**—**	483	—	483	409
Prepaid expenses	**620**	773	831	291	113
	24,747	29,098	24,804	27,627	21,721
Less: Non-current portion - Inventory of ore in Stockpiles	**7,456**	10,550	9,689	13,413	11,743
Current portion inventories and prepaid Expenses	**$ 17,291**	$ 18,548	$ 15,115	$ 14,214	$ 9,978

Stockpiles include inventory from two open pit mining areas at the McClean Lake minesite where mining was completed in February 2002. Ore from these stockpiles will be processed over several years.

3. PROPERTY, PLANT AND EQUIPMENT

(a) The net property, plant and equipment balance consists of:

	As at September 30			
	2003			2002
	Cost	**Accumulated depletion and amortization**	**Net**	Net
	(unaudited and in thousands)			
Mining				
McClean Lake / Midwest uranium projects	**$ 130,421**	**$ 24,454**	**$ 105,967**	$ 111,618
Oil and Gas	**25,819**	**16,620**	**9,199**	16,376
Environmental Services	**620**	**238**	**382**	368
	$ 156,860	**$ 41,312**	**$ 115,548**	$ 128,362

	As at December 31				
	2002			2001	2000
	Cost	Accumulated depletion and amortization	Net	Net	Net
					(in thousands)
Mining					
McClean Lake/Midwest uranium Projects	**$ 130,261**	**$ 19,537**	**$ 110,724**	$ 116,082	$ 121,514
Oil and Gas	**22,715**	**2,268**	**20,447**	13,559	550
Environmental Services	**547**	**194**	**353**	337	304
	$ 153,523	**$ 21,999**	**$ 131,524**	$ 129,978	$ 122,368

(b) As at September 30, 2003 the Corporation has a 22.5% interest in the McClean Lake mine and mill and a 19.96% interest in the Midwest uranium project, both located in northern Saskatchewan. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits. A toll milling agreement has been signed with the participants in the Cigar Lake Joint Venture that provides for the processing of a substantial portion of the future output of that mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee. In determining the amortization rate for the McClean Lake mill, the Corporation has reduced the amount to be amortized by its expected share of future toll milling revenue.

(c) In September 2003 the Corporation recorded a write-down of its Canadian oil and gas properties by $12,000,000. This write-down was calculated using September 30, 2003 oil and natural gas prices and updated reserve reports for its oil and gas properties.

4. BANK INDEBTEDNESS

As at December 31, 2002 the Corporation had a borrowing facility of up to $6,000,000. Subsequent to year-end, as a result of the fact that substantial proven gas reserves are awaiting pipeline allocation and the short production history of two new wells, this borrowing facility was $5,300,000 as at September 30, 2003. This facility is subject to an annual review and is repayable from oil and gas cash flows and as discussed in note 13(d). This facility bears interest at Canadian bank prime (which was 4.5% on December 31, 2002) plus 0.5% and is secured by a first charge on certain oil and gas properties and a floating charge on other assets in the Western Canadian Basin and not pledged under the facilities described in notes 5(b) and 5(c).

5. LONG-TERM DEBT

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
McClean Lake loan (note 5(b))	**$ 44,250**	$ 50,086	$ 51,962	$ 60,724	$ 59,316
Other long-term debt (note 5(c))	**1,610**	2,308	2,308	2,937	3,392
	45,860	52,394	54,270	63,661	62,708
Less: Current portion	**2,763**	3,605	10,712	11,961	11,086
	$ 43,097	$ 48,789	$ 43,558	$ 51,700	$ 51,622

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

(b) The McClean Lake loan from Cogema Resources Inc. finances the Corporation's share of the costs of development and operation of the McClean Lake mine and mill and Midwest uranium project. This loan is secured only by the Corporation's interest in the McClean Lake mine and mill and the Midwest uranium project. The Corporation's share of net cash flow from McClean Lake uranium sales is dedicated to the loan's repayment. The Corporation has the right to prepay portions of the loan facility and redraw amounts prepaid, including interest savings from amounts prepaid, on 45 days' notice. As at September 30, 2003, the Corporation has the ability to redraw $3,208,000. Interest on this loan is payable at Canadian bank prime plus 1%. The loan is currently scheduled to mature on December 31, 2005, but will be extended to December 31, 2010 if, prior to December 31, 2005, a production decision is made to develop the Midwest uranium project. Any principal balance outstanding at maturity is repayable at 20% per annum. It is not possible to determine the fair value of the McClean Lake loan.

(c) Other long-term debt of $1,610,000 as at September 30, 2003 is repayable over two years up to August 31, 2005 in annual installments plus interest which approximates Canadian bank prime. Principal payments in the next two years are: 2004 - $761,000 and 2005 - $849,000.

(d) The Corporation has a line of credit for $300,000 from a Canadian Chartered Bank. This line of credit bears interest at Canadian bank prime and is secured by a short-term deposit. At September 30, 2003, $26,000 was drawn against this line of credit.

(e) Interest expense on long-term debt was as follows:

	Nine months ended September 30		For the year ended December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
McClean Lake loan	**$ 2,148**	$ 2,093	$ 2,798	$ 4,186	$ 5,623
Other long-term debt	**90**	94	117	246	89

6. POST EMPLOYMENT BENEFITS

The Corporation's post employment benefits accrual includes life insurance for each of its former Canadian employees who retired on immediate pension prior to 1997, together with the future cost of medical and dental benefits as set out in the group policies. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage included in the plan and other assumptions including a growth in medical cost of up to 13% initially, decreasing over five years to 8% per annum and a growth in dental costs of 6% per annum, subject to limits set out in the group policies.

The Corporation's post employment benefit plan is not funded. Changes in the accrued benefit obligation are as follows:

	Nine months ended September 30		For the year ended December 31	
	2003	**2002**	2002	2001
				(in thousands)
Accrued benefit obligation – beginning of year	**$ 5,714**	**$ 5,834**	$ 5,834	$ 5,966
Benefits paid	**(200)**	**(310)**	(455)	(482)
Interest cost	**252**	**251**	335	350
Accrued benefit obligation – end of year	**5,766**	**5,775**	5,714	5,834
Unamortized initial transitional surplus	**4,454**	**4,847**	4,749	5,142
	10,220	**10,622**	10,463	10,976
Less: Current portion included in accounts payable	**400**	**425**	400	500
	$ 9,820	**$ 10,197**	$ 10,063	$ 10,476

The unamortized initial transitional surplus is being amortized over the expected 12.5 year (as of September 2002) average life expectancy of this retiree group.

7. DECOMMISSIONING AND SITE RESTORATION

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Elliot Lake					
Elliot Lake mine site restoration accrual *(note 7b))*	**$ 7,681**	$ 8,059	$ 7,984	$ 8,418	$ 9,045
Less: Balance in Elliot Lake Reclamation Trust Fund *(note 7(b))*	**1,342**	1,421	1,606	1,761	2,132
	6,339	6,638	6,378	6,657	6,913
Less: Current portion included in accounts payable	**350**	400	400	425	600
	5,989	6,238	5,978	6,232	6,313
McClean Lake uranium operations *(note 7(c))*	**584**	479	498	388	—
Canadian oil and gas *(note 7(d))*	**147**	115	122	90	—
	$ 6,720	$ 6,832	$ 6,598	$ 6,710	$ 6,313

(b) The Corporation's Elliot Lake uranium mine closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Corporation conducts its activities at both the Denison and Stanrock sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Corporation's best estimate of the future reclamation cost based on assumptions as to levels of treatment which will be required in the future. The financial effect of future changes, if any, in requirements, laws, regulations and operating assumptions may be significant, and will be recognized if and when applicable.

Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, the Corporation was required to deposit 90% of its cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent agreement with the governments provides for the suspension of the Corporation's obligation to deposit 90% of its cash flow into the Reclamation Trust, provided the Corporation maintains a balance in the Reclamation Trust equal to estimated reclamation spending for the succeeding six calendar years. Withdrawals from this trust fund can only be made with the approval of the Governments of Canada and Ontario, to fund Elliot Lake site restoration costs. The Corporation believes that the current Reclamation Trust balance will be adequate to fund these costs through 2008.

(c) In addition the McClean Lake operation is subject to environmental regulations as set out by Saskatchewan Environment and the Canadian Nuclear Safety Commission. As required by Saskatchewan Environment, the operator of the McClean Lake joint venture has arranged Letters of Credit securing future decommissioning and reclamation liabilities. The Corporation has agreed to indemnify the operator for its proportionate share of any loss incurred up to a maximum amount of $7,755,000.

(d) The Corporation has estimated future removal and site restoration costs of $957,000 at September 30, 2003 (December 31, 2002 - $325,000, December 31, 2001 - $278,000, December 31, 2000 - $182,000) for abandoning its Canadian oil and gas wells and facilities.

8. INCOME TAXES

(a) Since the Corporation operates in three industrial and geographic segments, its income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Corporation's effective rate of income and resource taxes is as follows:

	For the Year Ending December 31	
	2002	2001
		(in thousands)
Earnings before income taxes	**$ 2,929**	$ 3,214
Combined federal and provincial income tax rate	**43.50%**	43.04%
Computed income tax expense	**$ 1,274**	$ 1,383
Increase (decrease) in taxes resulting from:		
Benefit of previously unrecognized federal and provincial tax pools	**(1,198)**	(1,307)
Resource allowance	**(81)**	(61)
Reduction in Ontario income tax rate due to lower income allocation to Ontario	**—**	(2,000)
Adjustments relating to other years	**(469)**	—
Other	**(78)**	195
Ontario income tax recovery	**(552)**	(1,790)
Federal large corporation tax	**413**	286
Income tax recovery	**$ (139)**	$ (1,504)

(b) The Corporation uses the asset and liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Corporation's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Corporation's income taxes payable for the year or a later period. The Corporation's future tax liability arises in computing its Ontario tax liability, from the deduction of temporary differences, principally capital cost allowance, Canadian exploration and development expenses of $30 million more for tax than accounting, less the future tax reduction expected from the utilization of non-capital losses of $20 million which expire in 2006. As at December 31, 2002, the Corporation has not recognized the future tax benefits for both Federal and Saskatchewan tax purposes, from the future utilization of non-capital loss carry forwards of $21 million expiring in 2006 or temporary tax differences in excess of book values of $208 million that it can carry forward to shelter future Federal and Saskatchewan income tax liabilities. Of this amount, $97 million relates to deductions which arose prior to the Corporation's comprehensive revaluation of assets in 1995. In 2002, the Corporation was able to offset its entire Federal and Saskatchewan income tax expense against these unrecognized tax deductions.

9. SHAREHOLDERS' EQUITY

(a)

	As at September 30		As at December 31		
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)			(in thousands)
Common stock *(note 9(b))*	**$ 5,568**	$ 5,568	$ 5,568	$ 935	$ 1
Common Share Purchase Warrants *(note 9(c))*	**—**	—	—	688	688
Contributed Surplus *(note 9(c))*	**1,229**	928	937	240	240
Retained Earnings	**67,621**	81,086	81,647	78,579	73,861
	$ 74,418	$ 87,582	$ 88,152	$ 80,442	$ 74,790

(b) Common Stock

Authorized
The authorized share capital consists of an unlimited number of Common Shares.

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

Issued

Changes in issued Common Shares were as follows:

	Number of Shares	(in thousands of $)
Balance as of December 31, 2000	**15,893,560**	$ 1
Shares issued on acquisition of Innovative Energy Inc. net of issued cost of $33,000 (note 12(d))	**386,880**	934
Balance as of December 31, 2001	**16,280,440**	935
Purchase and cancellation of fractional Common Shares resulting from one for 20 share consolidation	**(3,287)**	(12)
Issue of flow-through Common Shares net of $355,000 issue Costs	**1,428,571**	4,645
Balance as of September 30, 2003 and December 31, 2002	**17,705,724**	$ 5,568

All Common Stock balances have been restated to reflect a one for 20 share consolidation, which became effective on May 24, 2002. Prior period earnings per share have been calculated to give effect to this share consolidation as if the share consolidation had been effective at the beginning of the earliest period presented.

(c) Contributed Surplus and Common Share Purchase Warrants

	Nine months ended September 30		For the year ended December 31 (in thousands)		
	2003	2002	2002	2001	2000
Balance – beginning of period	**$ 937**	$ 240	$ 240	$ 240	$ 240
Expiry at 549,550 Common Share Purchase Warrant on July 18, 2002	**—**	688	688	—	—
Common Share Stock Options expensed (note 9(d))	**292**	—	9	—	—
Balance – end of period	**$ 1,229**	$ 928	$ 937	$ 240	$ 240

(d) Stock Option Plan

The Corporation has issued stock options pursuant to a Stock Option Plan, approved by shareholders in 1996, under which the Board of Directors may issue up to 2,384,000 Common Shares to directors, eligible employees and service providers. Under this plan the exercise price of each option equals the market price of the Corporation's stock on the date of the grant. A portion of the issued options vest on the anniversary of their grant, except that all options outstanding vest immediately on a takeover. Options expire if unexercised after ten years. A summary of the status of the Corporation's stock options issued under this plan as at September 30, 2003, December 31, 2002 and 2001 and changes during the periods and years ending on those dates is presented below:

Denison Energy Inc.
Notes to Consolidated Financial Statements

(All information as of September 30, 2003 and 2002 and for the nine months ended September 30, 2003 and 2002 is unaudited.)

	For the nine months ended September 30, 2003 (unaudited)		For the year ended December 31, 2002		For the year ended December 31, 2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding beginning of period	**1,002,250**	**$ 4.85**	927,250	$ 5.04	559,750	$ 6.65
Granted	**520,500**	**2.31**	75,000	$ 2.49	367,500	$ 2.60
Forfeited	**402,750**	**6.99**	—	—	—	—
Outstanding end of period	**1,120,000**	$ 2.90	1,002,250	$ 4.85	927,250	$ 5.04
Options exercisable at period end	483,833		775,708		626,650	

The following table summarizes information about stock options outstanding at September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding Sept. 30, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable Sept 30, 2003	Weighted-Average Exercise Price
$7.60	97,500	2.7	$ 7.60	97,500	$ 7.60
$2.22 to $3.15	1,022,500	7.0	$ 2.45	385,833	$ 2.45
$3.15 to $7.60	1,120,000	6.9	$ 2.32	483,333	$ 3.47

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding Dec. 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable Dec. 31, 2002	Weighted-Average Exercise Price
$7.20 to $7.80	450,250	3.4	$ 7.62	450,250	$ 7.62
$2.31 to $3.15	552,000	8.3	$ 2.60	325,458	$ 2.60
$3.15 to $7.80	1,002,250	5.6	$ 4.85	775,708	$ 4.85

In 2002, the Corporation adopted prospectively CICA handbook section 3870, "Stock-based Compensation and Other Stock-Based Payments". The compensation expense associated with this stock option series has been calculated using the Black-Scholes option-pricing model and $9,000 has been expensed in 2002 and $292,000 in the nine months ended September 30, 2003. The pricing model assumes a 10-year term, expected Common Stock price volatility of 67% and a weighted average life of 10 years and a weighted average risk-free interest rate of 5.4% and an assumption that dividends are reinvested in the Corporation. These options have a ten-year term, with vesting periods ranging from one to four years of the grant date.

(e) Earnings Per Share Data

Prior period earnings per share calculations give effect to the share consolidation described in note 9(b) as if the share consolidation had been effective at the beginning of the period presented.

The calculation of basic earnings per share is based on the weighted average number of shares outstanding during the year in the amount of 16,879,892 (2001 - 15,949,737) Common Shares.

The calculation of diluted earnings per share takes into consideration the potential issue of shares under Stock Options and, in 2001, Common Share Purchase Warrants where the strike price is below the average Common Share price for the year. The number of dilutive options in 2002 is 314,204 (2001 – 412,500). In 2002, 688,046 (2001– 514,750) Stock Options and in 2002 0, (2001 550,000) Common Share Purchase Warrants have been excluded from the calculation of diluted earnings per share as the exercise price is greater than the average Common Share price in the year.

10. OTHER CHANGES IN WORKING CAPITAL

Other changes in working capital consist of:

(in thousands)	As at September 30 2003 (unaudited)	As at September 30 2002 (unaudited)	As at December 31 2002	As at December 31 2001	As at December 31 2000
Accounts receivable	**$ 8,384**	$ 8,700	**$ 567**	$ 868	$ 10,701
Inventories and prepaid expenses	**57**	(1,471)	**2,390**	(6,164)	349
Less amortization of ore milled from Stockpiles	**(3,552)**	(4,057)	**(4,912)**	(5,863)	(6,272)
Accounts payable and accrued liabilities	**(2,338)**	(5,240)	**(1,891)**	(49)	(33,248)
Current taxes payable		—	**—**	—	513
	$ 2,551	$ 2,068	**$ (3,846)**	$ (11,208)	$ (27,957)

11. CONTINGENT LIABILITIES AND COMMITMENTS

(a) On September 23, 2002 The Federal Court of Canada, Trial Division, quashed the original McClean Lake facility operating license issued in 1999. That license had been superceded and the facility has continued to operate under the new four-year operating license issued in August 2001. The Trial Division decision has been appealed by both the federal regulator of the facility, the Canadian Nuclear Safety Commission ("CNSC") and by the operator and majority owner of the facility, Cogema Resources Inc. The Province of Saskatchewan and First Nations and Métis groups have intervened in support of the appeal. The Federal Court of Appeal granted a stay of the Trial Division decision pending the outcome of the appeal.

The Trial Division decision quashed the original 1999 operating license on the basis that the *Canadian Environmental Assessment Act* was not complied with. Specifically, the project was subject to a lengthy public process under legislation that was replaced by the *Canadian Environmental Assessment Act*. The Trial Division decision creates a significant amount of uncertainty about the rules applicable to obtaining the necessary approvals for the operation of the McClean Lake facility.

While the outcome of the appeal process cannot be determined, the Corporation believes that ultimately the Trial Division decision will be nullified through the appeal process or by the completion of further regulatory requirements. An application for a new license for the McClean Lake facility has been filed with the CNSC. Pending the appeal of the decision, the stay granted by the Federal Court of Appeal eliminates the risk of a stoppage in production at McClean Lake. The Corporation believes that with the continuing efforts of all interested parties, a shut down of the McClean Lake facility is unlikely. The impact of an unfavourable decision cannot be determined at this time.

(b) In September 2002 the Greek Court of Appeal overturned the lower court decision that had ruled that the termination of Denison's former employees, following closure in 1998 of its Greek oil and gas operations, was invalid and abusive and that further payments should be made. In unanimously rejecting the lower court decision, the Court of Appeal determined that the terminations were made in good faith and in accordance with applicable law and ruled that no further severance payments are required to be made. These former employees have further appealed this Court of Appeal decision to the Supreme Court of Greece. The Corporation believes that this appeal will be unsuccessful. The impact of an unfavourable decision cannot be determined at this time.

(c) The City of Elliot Lake has filed complaints with the Ontario Assessment Review Board, alleging that the Municipal Property Assessment Corporation has:

(i) understated the current value which the City is required to use in determining the annual property taxes attributable to the tailings management areas at the Corporation's decommissioned Elliot Lake mine site and those of other closed uranium mines in Elliot Lake; and

(ii) incorrectly categorized these tailings management areas as vacant commercial land, rather than occupied industrial land.

The Corporation believes that the City's complaints are unlikely to be successful. The dollar value of any additional taxes arising from these complaints, in the event the City were to be successful, cannot be determined but could be material and no provision has been made for such amounts.

(d) The Corporation is involved in various other legal actions in the course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Corporation's financial position or results.

(e) In July 2002, the Corporation raised $5,000,000 through the issue of 1,428,571 flow-through Common Shares. The Corporation has spent the proceeds of this issue on Canadian Exploration Expenses. As at June 30, 2003, $996,000 remains to be spent prior to July 30, 2004.

(f) Corporation's lease commitments under two operating leases for premises are 2003 - $223,000, 2004 - $196,000, 2005 - $25,000 and 2006 - $7,000.

12. ACQUISITION OF INNOVATIVE ENERGY LTD.

Effective November 8, 2001 the Corporation acquired 100% of Innovative Energy Ltd. of Calgary. The acquisition has been accounted for as a purchase and accordingly these financial statements include Innovative's results from November 8, 2001 onward. The estimated fair value of net assets acquired on November 8, 2001 from Innovative Energy Ltd. and the consideration paid, were as follows:

	As at November 8, 2001
	(in thousands)
Net assets acquired	
Assets	
Current assets	$ **533**
Oil and gas property, plant and equipment	**5,597**
	6,130
Liabilities	
Bank indebtedness	**2,285**
Other current liabilities	**913**
Provision for site restoration	**82**
	3,280
Net assets acquired	$ **2,850**
Consideration	
Cash	$ **1,916**
Non cash	
Issue of 386,880 Common Shares net of issue costs of $33,000	**934**
Total consideration	$ **2,850**

13. SUBSEQUENT EVENTS

(a) On December 30, 2003 the Corporation entered into an agreement that provides for, subject to Shareholder approval, a Plan of Arrangement pursuant to section 182 of the *Business Corporations Act* (Ontario) involving the Corporation, Denison Mines Inc. ("Denison Mines"), Tenwest Uranium Limited ("Tenwest"), Denison Resources Inc. ("Denison Resources"), Denison Resources Partnership (the "Partnership"), Denison Mine Holding Corporation ("Mine Holdco") and E. Peter Farmer.

Under this proposed Plan of Arrangement, Denison Mines will acquire the mining and environmental services assets of Denison Energy and be engaged in the mining, milling and sale of uranium concentrates and exploration and development of mineral properties and in providing mine decommissioning and monitoring for third parties. Denison Mines will assume all liabilities, including environmental liabilities, related to the mining assets of the Corporation. As part of the above transaction, Denison Mines will also acquire the assets of the Corporation's wholly owned subsidiary, Tenwest Uranium Limited. Further, Denison Resources will acquire the Canadian oil and gas assets of the Corporation and be engaged in the exploration, development, production and sale of oil, natural gas and natural gas liquids. Denison Resources will assume all liabilities, including environmental liabilities related to the Canadian oil and gas assets of the Corporation. The Plan of Arrangement will also result in the consolidation of the common shares of the Corporation on a twenty-one for one basis. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in early March 2004.

(b) Pursuant to the Plan of Arrangement, each of the Corporation's shareholders will receive common shares of Denison Mines Inc. and Denison Oil Corporation (the parent of Denison Resources Inc.) in addition to their one share for the Corporation currently held. After the above is completed, the Plan of Arrangement will result in the consolidation of the Common Shares of the Corporation on a twenty-one for one basis. The Corporation has agreed that immediately following the completion of the Plan of Arrangement described in note 13 (a) above, it will issue the number of Common Shares equal to 45% of the outstanding common shares (after giving effect to such share issuance) to Matco Capital Ltd. ("Matco") and other parties designated by Matco at a purchase price of $7.35 per Common Share after giving effect to the above consolidation.

(c) The Corporation has entered into the Calfrac Option Agreement pursuant to which the shareholders of Calfrac Well Services Ltd. ("Calfrac") have granted the Corporation an option to purchase all of the shares of Calfrac following the completion of the Plan of Arrangement described in note 13 (a) and the Matco subscription described in note 13 (b) for an aggregate purchase price of $227.5 million including assumed debt. The Corporation has the option to pay the purchase price in cash or in a combination of cash and common shares, provided that if the Corporation pays the purchase price by the issuance of common shares, the common shares must make up not less than 80% of the purchase price. In connection with the Corporation's business plans, including the acquisition of Calfrac, the Corporation is currently contemplating a public offering of common shares to raise approximately $120 million.

(d) Following the receipt of revised reserve reports in September, 2003 the borrowing facility described in note 4 has been revised and now requires a reduction in the maximum available on January 1, 2004 to $4,800,000 and further reductions to $3,200,000 on March 31, 2004. The Corporation has agreed to apply net sales proceeds from disposition of any Canadian oil and gas asset together with net proceeds from any share issue attributable to oil and gas assets or stock option proceeds attributable to oil and gas assets to reduce this facility.

14. SEGMENTED INFORMATION

Operations are in the following industries:

Mining	- primarily involves mining, milling and sale of uranium concentrates and exploration and development of mineral properties.
Oil and Gas	- exploration, development, production and sale of oil and natural gas and receipt of royalty revenue.
Environmental Services	- mine decommissioning services and monitoring of decommissioned sites for third parties.

Information for the nine months ended September 30, 2003 and September 30, 2002 are as follows:

Industry Data (unaudited in thousands)

	Mining		Environmental Services		Oil and Gas		Corporate		Total	
	Sept. 30 2003	Sept. 30 2002	**Sept 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002
Revenue	**$ 15,821**	17,909	**2,592**	2,227	**6,745**	4,323	—	—	**25,158**	24,459
Operating and exploration costs	12,915	10,999	2,348	2,102	4,780	2,922	—	—	**20,043**	16,023
Operating and exploration costs-Greece	—	—	—	—	375	(730)			**375**	(730)
Write-down of oil and gas properties	—	—	—	—	12,000	—	—	—	**12,000**	—
Royalties and provincial capital tax	1,214	1,456	—	—	1,436	1,079	—	—	**2,650**	2,535
Interest expense	2,089	2,268	—	—	—	—	**245**	163	**2,334**	2,431
General corporate expenses	—	—	—	—	—	—	**1,633**	1,719	**1,633**	1,719
Stock option expense	—	—	—	—	—	—	**292**	—	**292**	—
Investment income	(65)	(66)	—	—	—	—	**(184)**	(28)	**(249)**	(94)
	16,153	14,657	**2,348**	**2,102**	**18,591**	3,271	**(1,986)**	(1,854)	39,078	21,884
Earnings (loss) before income taxes	**(332)**	3,252	**244**	125	**(11,846)**	1,052	**(1,986)**	(1,691)	**13,920**	2,575
Income tax expense (recovery)	—		—		—		**106**	68	**106**	68
Net earnings (loss) for the year	**$ (332)**	3,252	**244**	125	**(11,846)**	1,052	**(2,.092)**	(1,922)	**(14,026)**	2,507
Capital expenditures	**$ 463**	350	**181**	76	**4,048**	4,071	—	—	**4,692**	4,497
Depletion, amortization and reclamation	**$ 5,004**	4,819	**44**	45	**2,334**	1,278	—	—	**7,382**	6,142
Identifiable assets										
Producing assets	**$ 124,871**	136,164	**1,231**	1,578	**10,795**	17,348	—	—	**136,897**	155,090
Held for or under development	**8,478**	8,291	—	—			—	—	**8,478**	8,291
Corporate assets	—	—	—	—	—	—	**1,278**	519	**1,278**	519
	$ 133,349	144,455	**1,231**	1,578	**10,795**	17,348	**1,278**	519	**146,653**	**163,900**

Geographic Data (in thousands)

	Canada		Europe		Rest of World		Total	
	Sept. 30 2003	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002	**Sept. 30 2003**	Sept. 30 2002
Revenue	**$ 25,158**	24,459	—	—	—	—	**25,158**	24,459
Net earnings (loss) for the year	**$ 13,651**		**(375)**	730	—	—	**(14,026)**	2,507
Identifiable assets	**$ 146,527**	163,712	**126**	188	—		**146,653**	163,900

14. SEGMENTED INFORMATION (Continued)

Information for the years ending December 31 are as follows:

Industry Data (in thousands)

	Mining			Environmental Services			Oil and Gas			Corporate			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Revenue	**$ 28,511**	26,253	27,665	**3,313**	3,023	1,836	**6,142**	2,788	10,312	**—**	—	—	**37,966**	32,064	39,813
Operating and exploration costs — Canada	**18,374**	16,879	19,384	**3,849**	3,055	2,102	**4,351**	774	(42)	**—**	—		**26,574**	20,708	21,444
— Greece	**—**	—	—	**—**	—	—	**(730)**	—	—	**—**	—		**(730)**	—	—
Royalties and provincial capital tax	**2,305**	1,851	2,098	**—**	—	—	**1,488**	220		**—**	—	—	**3,793**	2,071	2,098
Interest expense	**3,026**	4,186	5,888	**—**	—	—	**96**	16	—	**117**	246	93	**3,239**	4,448	5,981
General corporate expenses	**—**	—	—	**—**	—	—	**—**	—	—	**2,283**	2,005	2,262	**2,283**	2,005	2,262
Investment income	**(87)**	(142)	(193)	**—**	—	—	**—**	—	—	**(35)**	(240)	(1,228)	**(122)**	(382)	(1,421)
	23,618	22,774	27,177	**3,849**	3,055	2,102	**5,205**	1,010	(42)	**2,365**	2,011	1,127	**35,037**	28,850	30,364
Earnings (loss) before income taxes	**4,893**	3,479	488	**(536)**	(32)	(266)	**937**	1,778	10,354	**(2,365)**	(2,011)	(1,127)	**2,929**	3,214	9,449
Income tax expense (recovery)	**—**	—	—	**—**	—	—	**—**	—	—	**(139)**	(1,504)	418	**(139)**	(1,504)	418
Net earnings (loss) for the year	**4,893**	3,479	488	**(536)**	(32)	(266)	**937**	1,778	10,534	**(2,226)**	(507)	(1,545)	**3,068**	4,718	9,031
Capital expenditures	**609**	1,173	2,448	**75**	92	140	**8,815**	7,752	550	**—**	—	—	**9,499**	9,017	3,138
Depletion, amortization and reclamation	**5,755**	6,462	5,990	**59**	58	72	**1,959**	342	—	**—**	—	—	**7,773**	6,862	6,062
Identifiable assets															
Producing assets	**138,443**	148,272	147,325	**1,202**	1,368	1,074	**21,041**	13,417	2,459	**—**	—	—	**160,686**	163,057	150,858
Held for or under development	**8,296**	8,243	8,063	**—**	—	—	**1,152**	1,054	—	**—**	—	—	**9,448**	9,297	8,063
Corporate assets	**—**	—	—	**—**	—	—	**—**	—	—	**266**	1,079	7,457	**266**	1,079	7,457
	146,739	156,515	155,388	**1,202**	1,368	1,074	**22,193**	14,471	2,459	**266**	1,079	7,457	**170,400**	173,433	166,378

Geographic Data (in thousands)

	Canada			Europe			Rest of the World			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Revenue	**$ 37,966**	30,323	29,506	**—**	—	1,153	**—**	1,521	9,154	**37,966**	31,844	39,813
Net earnings (loss) for the year	**$ 2,338**	3,197	(1,264)	**730**	—	1,141	**—**	1,521	9,154	**3,068**	4,718	9,031
Identifiable assets	**$ 170,326**	173,248	164,514	**326**	184	211	**1**	1	1,653	**170,653**	173,433	166,378

Revenue includes the following amounts from customers who account for 10% of revenue:

	2002	2001	2000
Mining	**$12,146**	$10,870	$10,152
Oil and Gas	—	—	$9,154

Calfrac Well Services Ltd.

Consolidated Financial Statements
September 30, 2003, December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 18, 2003

Auditors' Report

To the Directors of
Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of **Calfrac Well Services Ltd.** as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Calfrac Well Services Ltd.

Consolidated Balance Sheet

	September 30, 2003 $ (Unaudited)	December 31, 2002 $	December 31, 2001 $
Assets			
Current assets			
Cash	652,527	3,764,938	967,809
Marketable securities	1,344	5,790	5,790
Accounts receivable	34,350,852	24,711,854	11,543,098
Inventory	1,396,115	1,478,956	1,325,000
Prepaid expenses and deposits	1,256,840	1,268,331	462,736
	37,657,678	31,229,869	14,304,433
Long-term receivables	-	-	60,000
Capital assets (note 3)	76,569,258	62,610,402	46,327,570
Intangible assets (note 4)	326,627	549,908	847,616
Goodwill (note 4)	3,276,498	3,276,498	3,276,498
	117,830,061	97,666,677	64,816,117
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	19,510,763	16,233,169	6,889,138
Income taxes payable	2,914,898	1,714,640	845,214
Bank loans (note 5)	-	34,242,987	22,958,906
Current portion of long-term debt (note 6)	11,526,158	680,495	642,900
	33,951,819	52,871,291	31,336,158
Long-term debt (note 6)	27,407,787	1,706,340	2,249,850
Future income taxes (note 7)	6,753,753	5,896,138	4,121,816
	68,113,359	60,473,769	37,707,824
Shareholders' Equity			
Capital stock (note 8)	14,341,593	14,130,585	14,070,625
Retained earnings	35,375,109	23,062,323	13,037,668
	49,716,702	37,192,908	27,108,293
	117,830,061	97,666,677	64,816,117

Approved by the Board of Directors

(signed) Ronald P. Mathison Director (signed) Martin A. Lambert Director

Calfrac Well Services Ltd.

Consolidated Statement of Operations and Retained Earnings

	Nine months ended September 30,		Years ended December 31,		
	2003 $ (Unaudited)	2002 $ (Unaudited)	2002 $	2001 $	2000 $
Revenue	108,494,269	66,126,442	96,065,835	67,509,061	45,831,684
Expenses					
Operating	72,435,574	44,115,434	64,794,872	42,943,495	31,229,955
Selling, general and administrative	8,177,343	5,261,653	7,418,977	5,009,776	3,286,152
Other expenses (income)	442,511	(51,169)	(71,139)	6,383	38,252
Gain on disposal of assets	(3,725)	-	-	(6,934)	(174,999)
	81,051,703	49,325,918	72,142,710	47,952,720	34,379,360
	27,442,566	16,800,524	23,923,125	19,556,341	11,452,324
Depreciation	6,386,733	4,438,209	6,041,828	4,545,001	2,853,799
Amortization of intangibles	223,281	223,281	297,708	276,409	115,102
Interest	1,687,259	1,203,157	1,569,211	1,670,956	1,632,245
Income before income taxes	19,145,293	10,935,877	16,014,378	13,063,975	6,851,178
Income taxes					
Current (note 7)	5,974,892	3,311,327	4,215,401	879,722	91,781
Future (note 7)	857,615	813,438	1,774,322	4,418,962	1,058,609
	6,832,507	4,124,765	5,989,723	5,298,684	1,150,390
Non-controlling interest	-	-	-	-	49,925
	6,832,507	4,124,765	5,989,723	5,298,684	1,200,315
Net income for the period	12,312,786	6,811,112	10,024,655	7,765,291	5,650,863
Premium paid on shares repurchased	-	-	-	(3,200)	-
Retained earnings – Beginning of period	23,062,323	13,037,668	13,037,668	5,275,577	(375,286)
Retained earnings – End of period	35,375,109	19,848,780	23,062,323	13,037,668	5,275,577

Calfrac Well Services Ltd.

Consolidated Statement of Cash Flows

	Nine months ended September 30, 2003 $ (Unaudited)	Nine months ended September 30, 2002 $ (Unaudited)	Years ended December 31, 2002 $	Years ended December 31, 2001 $	Years ended December 31, 2000 $
Cash provided by (used in)					
Operating activities					
Net income for the period	12,312,786	6,811,112	10,024,655	7,765,291	5,650,863
Items not involving cash					
Depreciation and amortization	6,610,014	4,661,490	6,339,536	4,821,410	2,968,901
Non-controlling interest	-	-	-	-	49,925
Gain on disposal of assets	(3,725)	-	-	(6,934)	(174,999)
Future income taxes	857,615	813,438	1,774,322	4,418,962	1,058,609
	19,776,690	12,286,040	18,138,513	16,998,729	9,553,299
Net change in non-cash working capital (note 11)	(5,066,843)	3,093,905	(3,914,850)	(3,329,634)	(1,513,255)
	14,709,847	15,379,945	14,223,663	13,669,095	8,040,044
Financing activities					
Issue of bank loans and long-term debt	10,136,378	3,067,465	17,784,533	23,765,032	13,904,026
Bank loan and long-term debt repayments	(7,832,256)	(5,010,997)	(7,006,367)	(17,605,036)	(5,508,881)
Repayment of shareholder loan	-	-	-	-	(8,720,689)
Net proceeds on issuance of common stock	211,008	59,960	59,960	1,075,000	310,000
Repurchase of common shares	-	-	-	(23,200)	-
	2,515,130	(1,883,572)	10,838,126	7,211,796	(15,544)
Investing activities					
Purchase of capital assets	(20,345,559)	(10,609,925)	(22,361,660)	(20,488,423)	(10,916,955)
Proceeds on disposal of capital assets	9,515	37,000	37,000	28,037	19,386
Proceeds on disposal of assets held for resale	-	-	-	-	3,723,550
Purchase of marketable securities	(1,344)	-	-	(5,790)	-
Proceeds on disposal of marketable securities	-	-	-	24,784	-
Repayment of long-term receivable	-	59,970	60,000	-	-
Acquisition of minority interest in subsidiary	-	-	-	-	(823,350)
	(20,337,388)	(10,512,955)	(22,264,660)	(20,441,392)	(7,997,369)
Increase (decrease) in cash for the period	(3,112,411)	2,983,418	2,797,129	439,499	27,131
Cash – Beginning of period	3,764,938	967,809	967,809	528,310	501,179
Cash – End of period	652,527	3,951,227	3,764,938	967,809	528,310
Supplementary information					
Interest paid	1,702,057	1,238,541	1,665,837	1,725,061	1,669,974
Income taxes paid	4,934,157	1,820,574	3,336,248	69,508	56,200

(Information as at and for the period ended September 30, 2003 is unaudited)

1 Description of business and basis of presentation

Calfrac Well Services Ltd. (the "company") is a private company originally incorporated under the Business Corporation Act (Alberta) on June 28, 1999. It amalgamated with 850288 Alberta Ltd. on January 1, 2000. The company has established oilfield operations in Red Deer, Alberta, Grand Prairie, Alberta and Medicine Hat, Alberta as well as the United States and offers stimulation services to the oil and gas industry including fracturing, acidizing and coiled tubing services.

2 Summary of significant accounting policies

The financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations which have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of consolidation

These financial statements include the accounts of Calfrac Well Services Ltd. and its wholly owned subsidiary, Calfrac Well Services Corp. Calfrac Well Services Corp. was incorporated in the United States during 2001 and commenced operations in the last quarter of 2001.

b) Foreign currency translation

The financial accounts of the subsidiary are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary denominated items are translated at the rate of exchange at the balance sheet date while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments maturing within 90 days.

d) Marketable securities

Marketable securities are carried at the lower of cost and market value.

e) Inventory

Inventory consists of chemicals and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(Information as at and for the period ended September 30, 2003 is unaudited)

f) Capital assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

g) Income taxes

The company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

h) Revenue recognition

Revenue is recognized as services are rendered and products are provided.

i) Stock-based compensation plans

The company does not recognize compensation cost for its stock-based compensation; therefore, no stock-based compensation expense is recorded either on granting or exercise of stock options. Consideration paid by employees, officers or directors on the exercise of stock options is recorded as share capital.

j) Goodwill

Goodwill, which represents the excess of cost over the fair value of net assets acquired, is assessed by the company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(Information as at and for the period ended September 30, 2003 is unaudited)

3 Capital assets

	As at December 31, 2002		
	Cost **$**	**Accumulated depreciation and amortization** **$**	**Net** **$**
Assets under construction	2,118,063	-	2,118,063
Field equipment	69,090,154	13,881,380	55,208,774
Buildings	2,934,357	9,734	2,924,623
Land	1,250,000	-	1,250,000
Shop, office and other equipment	863,744	303,044	560,700
Computers and computer software	802,852	384,827	418,025
Leasehold improvements	202,824	72,607	130,217
	77,261,994	14,651,592	62,610,402

	As at December 31, 2001		
	Cost **$**	**Accumulated depreciation and amortization** **$**	**Net** **$**
Assets under construction	1,324,916	-	1,324,916
Field equipment	52,606,623	8,354,004	44,252,619
Shop, office and other equipment	467,350	146,443	320,907
Computer and computer software	469,043	156,494	312,549
Leasehold improvements	156,241	39,662	116,579
	55,024,173	8,696,603	46,327,570

4 Intangible assets

	As at December 31,	
	2002 **$**	**2001** **$**
Intangible asset	1,239,127	1,239,127
Accumulated amortization	(689,219)	(391,511)
	549,908	847,616

(Information as at and for the period ended September 30, 2003 is unaudited)

On February 23, 2000, the company acquired 100% of the outstanding shares of 851350 Alberta Ltd. ("851350") in exchange for 2,125,000 common shares valued at $1 per share. 851350 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851350, this contract was assigned to Calfrac Well Services Ltd. and 851350 was dissolved on March 1, 2000. $654,325 of the purchase price is being amortized over the four year life of the contract. $1,470,675 has been identified as having an indefinite life and has been classified as goodwill.

On April 5, 2001, the company acquired 100% of the outstanding shares of 851355 Alberta Ltd. ("851355") in exchange for 2,390,625 common shares valued at $1 per share. 851355 had no tangible assets or liabilities but owned an intangible asset consisting of contractual arrangements with a major oil and gas producer. Upon acquisition of 851355, this contract was assigned to Calfrac Well Services Ltd. and 851355 was dissolved on April 10, 2001. $584,802 of the purchase price is being amortized over the four year life of the contract. $1,805,823 has been identified as having an indefinite life and has been classified as goodwill.

As a consequence of the transactions described above, the oil and gas producer acquired a significant minority interest in the company. For the nine months ended September 30, 2003, the company provided services to the oil and gas producer in the amount of $56,952,697 (September 30, 2002 –$28,690,951; December 31, 2002 – $56,270,727; 2001 – $16,137,002; 2000 – $7,523,493). At September 30, 2003 the oil and gas producer owed the company $11,916,589 (December 31, 2002 – $12,261,137; 2001 – $3,765,236). The company's transactions with the oil and gas producer were in the normal course and have been measured at the exchange amount.

5 Bank loans

	As at December 31,	
	2002 $	2001 $
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $236,150 per month, secured by charges on specific equipment.	11,780,084	-
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $125,000 per month, secured by charges on specific equipment.	6,404,523	7,837,058
Bankers acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payments of $166,975, secured by charges on specific equipment.	4,894,822	6,507,156
Bankers acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $119,870, secured by charges on specific equipment.	3,488,353	4,637,216
Bankers acceptance bearing interest at 6.39% plus stamping fees of 1.5% requiring blended monthly payments of $146,168, secured by charges on specific equipment.	2,475,205	3,970,477
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $15,556 per month, secured by charges on land and buildings.	2,800,000	-

(Information as at and for the period ended September 30, 2003 is unaudited)

	As at December 31,	
	2002 **$**	**2001** **$**
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly plus a fixed principal payment of $60,000 per month, secured by charges on specific equipment.	2,400,000	-
Loan bearing interest at prime plus 1%.	-	6,999
	34,242,987	22,958,906

In 2002, the company implemented the Canadian Institute of Chartered Accountants ("CICA") pronouncement EIC #122. The pronouncement requires that bank debt that is callable on demand be reclassified as a current liability. This presentation has been adopted for December 31, 2002 with prior periods reclassified to conform to this presentation.

Effective September 2003, the company renegotiated the terms of these loans to remove the demand feature. Accordingly, at September 30, 2003, these loans have been reflected as long-term, with the current portion of long-term debt reflected accordingly. In November 2003, the loans were amalgamated under one loan facility.

As at September 30, 2003, the company had an unutilized operating loan facility of $5 million and an undrawn revolving equipment term loan in the amount of $7.5 million.

Scheduled principal repayments required in each year to retire the bank loans and long-term debt (see note 6) as at September 30, 2003 are as follows:

	$
2004	11,526,158
2005	10,190,006
2006	6,731,606
2007	4,719,917
2008	3,020,472
Thereafter	2,745,786
	38,933,945

(Information as at and for the period ended September 30, 2003 is unaudited)

6 Long-term debt

	As at December 31,	
	2002 **$**	**2001** **$**
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $53,575 per month, secured by charges on specific equipment.	2,249,850	2,892,750
Non-interest bearing unsecured loan requiring a fixed principal payment of $37,595 per annum.	136,985	-
	2,386,835	2,892,750
Less: Current portion	(680,495)	(642,900)
	1,706,340	2,249,850

7 Income taxes

The following table summarizes the temporary differences that give rise to the future tax liability at December 31:

	As at December 31,	
	2002 **$**	**2001** **$**
Capital assets	6,841,722	4,668,318
Bonus payable	(858,621)	(430,102)
Deferred financing costs	(56,344)	(82,760)
Other	(30,619)	(33,640)
	5,896,138	4,121,816

(Information as at and for the period ended September 30, 2003 is unaudited)

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 42.1% (2001 – 42.6%; 2000 – 43.6%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

	Years ended December 31,		
	2002 **$**	**2001** **$**	**2000** **$**
Income before tax	16,014,378	13,063,975	6,851,178
Income tax rate	42.1%	42.6%	43.6%
Computed expected income tax expense	6,742,053	5,565,253	2,897,114
Increase (decrease) in income taxes resulting from			
Manufacturing and processing – lower effective tax rate	(879,281)	(674,101)	(422,033)
Non-deductible expenses	177,781	127,800	87,713
Future income tax benefit from tax rate reduction	(87,787)	-	-
U.S. – lower effective tax rate	(38,676)	-	-
Utilization of loss carryforwards not previously recognized	-	-	(1,376,739)
Other	(8,367)	201,732	(127,446)
Large corporations tax	84,000	78,000	91,781
	5,989,723	5,298,684	1,150,390

8 Capital stock

Authorized

Unlimited number of common shares

Unlimited number of first and second preferred shares

Common shares issued and outstanding

	Number of shares	**Amount** **$**
Balance – December 31, 1999	8,190,000	8,190,000
Issued shares for cash	310,000	310,000
Issued shares for acquisition of 851350 Alberta Ltd. (note 4)	2,125,000	2,125,000
Balance – December 31, 2000	10,625,000	10,625,000
Issued shares for acquisition of 851355 Alberta Ltd. (note 4)	2,390,625	2,390,625
Issued shares for cash	430,000	1,075,000
Repurchased shares for cash	(8,000)	(20,000)
Balance – December 31, 2001	13,437,625	14,070,625
Issued shares for cash	20,200	59,960
Balance – December 31, 2002	13,457,825	14,130,585

(Information as at and for the period ended September 30, 2003 is unaudited)

Stock options

The company issued 265,625 stock options to senior executives on August 15, 2003 with an exercise price of $1 per share. The stock options granted vest immediately and expire in five years. Stock options vested may be exercised at any time between the date on which it becomes exercisable and the end of the stock option's term.

Stock-based compensation costs

Effective January 1, 2002, Canadian generally accepted accounting principles require disclosure of impact on net earnings using the fair value method for stock options issued on or after January 1, 2002. If the fair value method had been used, the company's net income would approximate the following pro-forma amounts:

	September 30, 2003 $
Stock-based compensation costs	828,750
Net income for the period	
As reported	12,312,786
Pro-forma	11,484,036

The stock-based compensation costs are recognized over the vesting period of the stock options granted.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model, minimum value method, based on the following:

	September 30, 2003
Fair value of stock options granted (per common share)	$3.12
Risk-free interest rate	3.04%
Expected life (years)	0.5
Expected volatility	0%
Dividends paid	-

(Information as at and for the period ended September 30, 2003 is unaudited)

9 Commitments

The company leases property (premises), equipment and vehicles under agreements requiring aggregate minimum payment over the next five years, from December 31, 2002, as follows:

	$
2003	2,199,932
2004	1,848,807
2005	734,610
2006	616,612
2007	540,265

10 Financial instruments

The company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, long-term receivable, all current liabilities and long-term debt.

a) Fair values of financial assets and liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of the bank loans and long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

b) Credit risk

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk

The company is exposed to interest rate cash flow risk on debt subject to floating interest rates.

(Information as at and for the period ended September 30, 2003 is unaudited)

11 Supplemental information

Change in non-cash working capital

	Nine months ended September 30,		Years ended December 31,		
	2003 $	2002 $	2002 $	2001 $	2000 $
Accounts receivable	(9,639,028)	(3,858,031)	(13,168,756)	(2,875,642)	(5,674,898)
Inventory	82,841	123,537	(153,956)	(877,500)	(354,803)
Prepaid expenses and deposits	11,491	(435,287)	(805,595)	(186,341)	(152,289)
Accounts payable and accrued liabilities	3,277,595	5,760,934	9,344,031	(235,365)	4,668,735
Income taxes payable	1,200,258	1,502,752	869,426	845,214	-
	(5,066,843)	3,093,905	(3,914,850)	(3,329,634)	(1,513,255)

Non-cash transactions

	Years ended December 31,		
	2002 $	2001 $	2000 $
Acquisition of 851350 Alberta Ltd.	-	-	(2,125,000)
Acquisition of 851355 Alberta Ltd.	-	(2,390,625)	-
Issuance of share capital	-	2,390,625	2,125,000

12 Segmented information

The company's activities are conducted in two geographic segments: Canada and the United States. The United States segment began operations in 2001. All activities are related to stimulation services to the oil and gas industry.

	Canada				United States				Intersegment Eliminations				Consolidated			
	For the nine-month period ended		For the year ended		For the nine-month period ended		For the year ended		For the nine-month period ended		For the year ended		For the nine-month period ended		For the year ended	
	Sept. 30, 2003 $	Sept. 30, 2002 $	Dec. 31, 2002 $	Dec. 31, 2001 $	Sept. 30, 2003 $	Sept. 30, 2002 $	Dec. 31, 2002 $	Dec. 31, 2001 $	Sept. 30, 2003 $	Sept. 30, 2002 $	Dec. 31, 2002 $	Dec. 31, 2001 $	Sept. 30, 2003 $	Sept. 30, 2002 $	Dec. 31, 2002 $	Dec. 31, 2001 $
Revenue	97,862,740	54,864,804	81,187,038	67,484,715	10,986,295	12,649,344	16,809,509	324,614	(354,766)	(1,387,706)	(1,930,712)	(300,268)	108,494,269	66,126,442	96,065,835	67,509,061
Expenses																
Operating	(63,512,607)	(37,238,883)	(55,302,489)	(42,924,384)	(9,277,733)	(8,264,257)	(11,423,095)	(319,379)	354,766	1,387,706	1,930,712	300,268	(72,435,574)	(44,115,434)	(64,794,872)	(42,943,495)
Selling, general and administrative	(7,876,588)	(5,177,569)	(7,187,320)	(5,009,633)	(944,000)	(84,084)	(1,864,479)	(15,918)	643,245	-	1,632,822	15,775	(8,177,343)	(5,261,653)	(7,418,977)	(5,009,776)
Other income (expenses)	303,908	28,278	1,706,731	9,622	(103,174)	22,891	(2,770)	(230)	(643,245)	-	(1,632,822)	(15,775)	(442,511)	51,169	71,139	(6,383)
Gain on disposal of assets	3,725	-	-	6,934	-	-	-	-	-	-	-	-	3,725	-	-	6,934
	26,781,178	12,476,630	20,403,960	19,567,254	661,388	4,323,894	3,519,165	(10,913)	-	-	-	-	27,442,566	16,800,524	23,923,125	19,556,341
Depreciation and amortization	(6,568,381)	(4,627,691)	(6,291,811)	(4,821,410)	(41,633)	(33,799)	(47,725)	-	-	-	-	-	(6,610,014)	(4,661,490)	(6,339,536)	(4,821,410)
Interest	(1,663,317)	(1,189,274)	(1,551,560)	(1,670,956)	(23,942)	(13,883)	(17,651)	-	-	-	-	-	(1,687,259)	(1,203,157)	(1,569,211)	(1,670,956)
Intersegment equipment charges	1,936,790	1,021,321	1,485,377	-	(1,936,790)	(1,021,321)	(1,485,377)	-	-	-	-	-	-	-	-	-
Income before income taxes	20,486,270	7,680,986	14,045,966	13,074,888	(1,340,977)	3,254,891	1,968,412	(10,913)	-	-	-	-	19,145,293	10,935,877	16,014,378	13,063,975
Income taxes	(7,323,897)	(2,872,426)	(5,228,239)	(5,298,684)	491,390	(1,252,339)	(761,484)	-	-	-	-	-	(6,832,507)	(4,124,765)	(5,989,723)	(5,298,684)
Net income	13,162,373	4,808,560	8,817,727	7,776,204	(849,587)	2,002,552	1,206,928	(10,913)	-	-	-	-	12,312,786	6,811,112	10,024,655	7,765,291
Segmented assets	116,247,425	73,781,932	96,093,711	64,827,030	3,505,610	4,999,373	4,713,228	325,866	(1,922,974)	(960,523)	(3,140,262)	(336,779)	117,830,061	77,820,782	97,666,677	64,816,117
Capital expenditures	20,300,684	10,415,809	22,167,544	20,488,423	44,875	194,116	194,116	-	-	-	-	-	20,345,559	10,609,925	22,361,660	20,488,423
Goodwill	3,276,498	3,276,498	3,276,498	3,276,498	-	-	-	-	-	-	-	-	3,276,498	3,276,498	3,276,498	3,276,498

CERTIFICATE OF THE CORPORATION

DATED: January 20, 2004

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *the Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 63 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), and the respective regulations thereunder. This prospectus, as required by the *Securities Act* (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) "*E. Peter Farmer*"
Chief Executive Officer

(Signed) "*T. E. Craig Bamford*"
Chief Financial Officer

On behalf of the Board of Directors

(Signed) "*Gregory S. Fletcher*"
Director

(Signed) "*James S. Blair*"
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: January 20, 2004

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *the Securities Act, 1988* (Saskatchewan), by Part VII of the *Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Section 64 of the *Securities Act* (Nova Scotia), by Section 13 of the *Security Frauds Prevention Act* (New Brunswick), by Part II of the *Securities Act* (Prince Edward Island), by Part XIV of the *Securities Act* (Newfoundland and Labrador), and the respective regulations thereunder. To our knowledge, this prospectus, as required by the *Securities Act* (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PETERS & CO. LIMITED
(Signed) "*Michael J. Tims*"

FIRSTENERGY CAPITAL CORP.
(Signed) "*Nicholas J. Johnson*"

RBC DOMINION SECURITIES INC.
(Signed) "*Robert D. Hallett*"

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

August 20, 2004

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Final Prospectus of Calfrac Well Services Ltd.

We refer to the final prospectus of Calfrac Well Services Ltd. (the "Issuer") dated August 20, 2004 (the "Prospectus"), relating to the offering of common shares of the Issuer.

We hereby consent to being named in the Prospectus as counsel for the Issuer under the headings "Legal Matters" and "Interest of Experts", and on the face page of the Prospectus and to the references to and use of our opinions under the heading "Eligibility for Investment" in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that are within our knowledge as a result of our participation in the preparation of such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and may not be relied on by any other person for any other purpose.

Yours truly,

(Signed) Bennett Jones LLP

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

BY SEDAR August 20, 2004

To the Securities Commissions in
each of the Provinces of Canada

Dear Sirs/Mesdames:

Re: Calfrac Well Services Ltd. - Final Prospectus

We refer to the (final) short form prospectus dated August 18, 2004 (the "Prospectus") of Calfrac Well Services Ltd. ("Calfrac") relating to the distribution of 1,000,000 common shares of Calfrac.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Eligibility for Investment", "Legal Matters" and "Interest of Experts" in the Prospectus and to the reference to our opinion under the heading "Eligibility for Investment".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Stikeman Elliott LLP"

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

We refer to the short form prospectus of Calfrac Well Services Ltd. (the "company") dated August 20, 2004 relating to the sale and issue of $28,400,000 of common shares.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus of our report dated February 6, 2004 to the directors of the company on the following consolidated financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

We report that we have read the short form prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or

PRICEWATERHOUSECOOPERS

damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
August 20, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

August 20, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut

We refer to the short form prospectus of Calfrac Well Services Ltd. (the "company") dated August 20, 2004 relating to the sale and issue of 1,000,000 common shares of the company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated April 15, 2004 to the shareholders of Denison Energy Inc. ("Denison") on the following financial statements of Denison:

- The consolidated balance sheets as at December 31, 2003 and December 31, 2002;
- The consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2003 and December 31, 2002.

In addition, we consent to the use, through incorporation by reference in the above mentioned short form prospectus, of our compilation report dated March 10, 2004 to the directors of Denison on the pro forma consolidated balance sheet of Denison as at September 30, 2003 and the pro forma consolidated statements of earnings of Denison for the year ended December 31, 2002 and the nine month period ended September 30, 2003.

PRICEWATERHOUSECOOPERS

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

March 10, 2004

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: Final Prospectus of Denison Energy Inc.

We refer to the final prospectus of Denison Energy Inc. (the "Issuer") dated March 10, 2004 (the "Prospectus"), relating to the offering of common shares of the Issuer.

We hereby consent to being named in the Prospectus as counsel for the Issuer under the headings "Legal Matters" and "Interest of Experts", and on the face page of the Prospectus and to the references to and use of our opinions under the headings "Summary – The Offering" and "Eligibility for Investment" in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to above or that are within our knowledge as a result of our participation in the preparation of such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and may not be relied on by any other person for any other purpose.

Yours truly,

BENNETT JONES LLP

(signed) "Bennett Jones LLP"

STIKEMAN ELLIOTT

Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

BY SEDAR March 10, 2004

To the Securities Commissions in
each of the Provinces of Canada

Dear Sirs/Mesdames:

Re: Denison Energy Inc. - Final Prospectus

We refer to the (final) prospectus dated March 10, 2004 (the "Prospectus") of Denison Energy Inc. (the "Corporation") relating to the qualification for distribution of 8,064,520 common shares (the "Common Shares") of the Corporation.

We hereby consent to the references to this firm on the cover page and under the headings "Legal Matters" and "Interest of Experts" in the Prospectus and to the reference to our opinions on the cover page and under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of services we have performed to render such opinions.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part, in the Prospectus or any other document or to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Stikeman Elliott LLP"

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut

We refer to the prospectus of Denison Energy Inc. dated March 10, 2004 relating to the sale and issue of $125,000,060 of common shares.

We consent to the use in the above-mentioned prospectus of our report dated February 6, 2004 to the directors of Calfrac Well Services Ltd. (the "company") on the following consolidated financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or

PRICEWATERHOUSECOOPERS

damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
March 10, 2004

August 10, 2004

Calfrac Well Services Ltd.
411 – 8th Avenue S.W.
Calgary, Alberta
T2P 1E3

Attention: Mr. Douglas R. Ramsay, President and Chief Executive Officer

Dear Sir:

Re: Offering of Shares

Peters & Co. Limited, FirstEnergy Capital Corp., RBC Dominion Securities Inc., CIBC World Markets Inc. and Sprott Securities Inc. (the "**Underwriters**") understand that Calfrac Well Services Ltd. (the "**Corporation**") proposes to issue and sell 1,000,000 Common Shares (the "**Shares**") pursuant to the Prospectus and this Agreement.

Upon and subject to the terms and conditions hereof, the Underwriters agree to act as, and the Corporation appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Shares for sale on the Closing Date, in accordance with the provisions of Section 22. If less than all of the Shares are sold by the Underwriters as agents, the Underwriters hereby severally, and not jointly, agree to purchase the Shares, as principals, in their respective percentages hereinafter mentioned, and the Corporation hereby agrees to issue and sell to the Underwriters, subject to the provisions of Section 22 hereof, at the Closing Time at a price of $28.40 per Share, that number of Shares which, together with the Shares sold by the Underwriters as agents, aggregates 1,000,000 Shares.

The Underwriters understand that the Corporation will prepare and file, in accordance with the terms hereof, the Prospectus and all other necessary documents in order to qualify the Shares for distribution in each of the Qualifying Provinces.

1. Definitions

In this Agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta);

(b) "**Agreement**" means this agreement between the Underwriters and the Corporation and not any particular Article or Section or other portion except as may be specified, and words such as "hereto", "herein", "hereunder" and "hereby" refer to this Agreement as the context requires;

(c) "**AIF**" means the annual information form of the Corporation dated May 18, 2004;

(d) "**Applicable Securities Laws**" means all applicable securities and corporate laws, rules, regulations, instruments, notices, blanket orders, statements, circulars, procedures and policies in the Qualifying Provinces;

(e) "**ASC**" means the Alberta Securities Commission;

(f) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(g) "**ChemErgy**" means ChemErgy Ltd.;

(h) "**Closing Date**" means August 31, 2004 or such other date as the Underwriters and the Corporation may agree which, subject to the entitlement of the Underwriters pursuant to Section 13 to terminate their obligations hereunder, is not later than October 4, 2004;

(i) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(j) "**Common Shares**" means the common shares in the share capital of the Corporation;

(k) "**Corporation Financial Statements**" means:

   (i) the comparative unaudited interim consolidated financial statements of the Corporation for the six month period ended June 30, 2004;

   (ii) the comparative unaudited interim consolidated financial statements of the Corporation for the three month period ended March 31, 2004; and

   (iii) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2003 of Denison;

   (iv) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2003 of Calfrac Well Services Ltd.;

(l) "**Corporation's Counsel**" means Bennett Jones LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(m) "**Denison**" means Denison Energy Inc. (now the Corporation);

(n) "**Documents**" means, collectively, the documents incorporated by reference in the Preliminary Prospectus and the Prospectus and any Supplementary Material including, without limitation:

   (i) the AIF;

   (ii) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2003 addressed to the shareholders of Denison;

   (iii) the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2003 addressed to the directors of Calfrac Well Services Ltd.;

(iv) management's discussion and analysis of financial condition and results of operations of Denison for the year ended December 31, 2003;

(v) the comparative unaudited interim consolidated financial statements of the Corporation for the three month period ended March 31, 2004;

(vi) management's discussion and analysis of financial condition and results of operations of the Corporation for the three month period ended March 31, 2004;

(vii) the comparative unaudited interim consolidated financial statements of the Corporation for the six month period ended June 30, 2004;

(viii) management's discussion and analysis of financial condition and results of operations of the Corporation for the six month period ended June 30, 2004;

(ix) the information circular of the Corporation dated May 18, 2004, except the sections entitled "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices";

(x) the Pro Forma Financial Statements;

(xi) the material change report dated January 9, 2004 relating to (i) the proposed reorganization of Denison by way of plan of arrangement and the transfer of all of the assets and liabilities associated with Denison's mining and environmental services business and oil and natural gas business to Denison Mines Inc. and Denison Resources Inc., respectively, and the transfer of all of the shares of Denison Mines Inc. and Denison Resources Inc. to its existing shareholders; (ii) a private placement financing in connection with the reorganization; and (iii) a purchase option granted to Denison to purchase all of the outstanding shares of Calfrac Well Services Ltd. following completion of the reorganization;

(xii) the material change report dated March 15, 2004 relating to the completion of the previously announced reorganization and private placement; and

(xiii) the material change report dated April 1, 2004 relating to the completion of a public offering by way of long form prospectus of 8,064,520 common shares for gross proceeds of approximately $125 million, the exercise of the option held by Denison to purchase all of the shares of Calfrac Well Services Ltd., the amalgamation of the two entities and the name change from "Denison Energy Inc." to "Calfrac Well Services Ltd.";

(o) "**Environmental Laws**" means applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters;

(p) "**Exchange**" means the Toronto Stock Exchange;

(q) "**Final MRRS Decision Document**" means a decision document for the Prospectus issued in accordance with the MRRS;

(r) "**GST**" means Goods and Services Tax provided for in the *Excise Tax Act* (Canada);

(s) "**MRRS**" means the mutual reliance review system for prospectuses and annual information forms provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual Information Forms" among the Securities Commissions and the MRRS MOU, as defined therein;

(t) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(u) "**Offering**" means the offering of Shares contemplated by this Agreement;

(v) "**Preliminary Prospectus**" means the short form preliminary prospectus of the Corporation to be dated August 12, 2004 and any amendment thereto in respect of the distribution of the Shares, in the English and French languages, including the documents incorporated by reference therein;

(w) "**Pro Forma Financial Statements**" means the unaudited pro forma consolidated financial statements of Denison, together with the notes thereto and the compilation report thereon, at pages F-2 to F-11 of the prospectus of Denison dated March 10, 2004;

(x) "**Prospectus**" means the (final) short form prospectus of the Corporation and any amendments thereto in respect of the distribution of the Shares, in the English and French languages, including the documents incorporated by reference therein;

(y) "**Public Record**" means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Documents, the Preliminary Prospectus, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(z) "**Qualifying Provinces**" means each of the provinces of Canada;

(aa) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(bb) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Shares pursuant to this Agreement;

(cc) "**subsidiary**" has the meaning ascribed thereto in the *Business Corporations Act* (Alberta);

(dd) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus, the Prospectus or the U.S. Placement Memorandum, any

amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Applicable Securities Laws or U.S. securities laws, as the case may be, relating to the qualification for distribution of the Shares under Applicable Securities Laws, or the offering and sale of Shares within the United States in accordance with Section 18, as the case may be;

(ee) "**Underwriters' Counsel**" means Stikeman Elliott LLP or such other legal counsel as the Underwriters may appoint;

(ff) "**Underwriters' Expenses**" has the meaning ascribed thereto in Section 12;

(gg) "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(hh) "**U.S. Placement Memorandum**" has the meaning ascribed thereto in Section 18(a)(xi); and

"**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws; "**distribution**" means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning. Wherever the singular or masculine is used in this Agreement, the same shall be read as plural, feminine or body corporate as the context requires.

2. Fee

In consideration for their services in underwriting the distribution of the Shares in the Qualifying Provinces and, in accordance with Section 18, in the United States, the Corporation agrees to pay the Underwriters on the Closing Date a fee of $1.278 per Share for each Share purchased by the Underwriters (being an aggregate amount of $1,278,000), payable at the Closing Time. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to GST and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Revenue Agency determines that GST is exigible on the fees payable to the Underwriters hereunder, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters.

3. Distribution and Certain Obligations of the Underwriters

(a) During the course of the distribution of the Shares by or through the Underwriters, the Underwriters will offer and sell the Shares only in those jurisdictions where they may be lawfully offered for sale or sold. For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Shares may be lawfully offered for sale and sold in the Qualifying Provinces if the Final MRRS Decision Document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions of each of the Qualifying Provinces, provided the Underwriters have not been notified in writing by the Corporation of any circumstance that would legally prohibit such distribution. The Underwriters will comply with applicable laws, including the Applicable Securities Laws, in connection with the offer to sell or distribution of the Shares. Except in the

Qualifying Provinces, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Shares or deliver the Preliminary Prospectus, the Prospectus or any Supplementary Material so as to require registration of the Shares or filing of a prospectus with respect to the Shares under the laws of any jurisdiction, including, without limitation, the United States. Any offer or sale of Shares in the United States will be made in accordance with Section 18 of this Agreement. Each Underwriter will cause similar undertakings to be contained in any agreements among the members of any Selling Dealer Group formed for the distribution of the Shares and will require any member of the Selling Dealer Group formed for the distribution of the Shares to comply with Applicable Securities Laws and U.S. securities laws, as applicable;

(b) The Underwriters will complete and will use their reasonable efforts to cause members of the Selling Dealer Group (if any) to complete the distribution of the Shares promptly after the Closing Time. Peters & Co. Limited will promptly notify the Corporation when, in the Underwriters' opinion, the Underwriters and the members of the Selling Dealer Group (if any) have ceased distribution of the Shares and, promptly after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Shares distributed in each of the Qualifying Provinces where that breakdown is required by the Securities Commission of that province for the purpose of calculating fees payable to that Securities Commission; and

(c) No Underwriter will be liable to the Corporation under this Section 3, with respect to a default by any of the other Underwriters.

4. Qualification for Sale

(a) The Corporation represents and warrants to the Underwriters that it is eligible to use a short form prospectus described in NI 44-101 for the distribution of the Shares.

(b) The Corporation shall:

(i) not later than August 12, 2004 have prepared and filed the Preliminary Prospectus and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator;

(ii) have obtained from the ASC a preliminary MRRS decision document dated not later than August 12, 2004, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province; and

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions:

(A) but not later than August 23, 2004 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), have prepared and filed the Prospectus and other documents

required under the Applicable Securities Laws with the Securities Commissions; and

(B) have obtained from the ASC the Final MRRS Decision Document dated not later than August 23, 2004 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

(c) Until the completion of the distribution of the Shares, the Corporation shall promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws to continue to qualify the Shares for distribution or, in the event that the Shares have, for any reason, ceased to so qualify, to again qualify the Shares for distribution; and

(d) The Corporation shall take or cause to be taken all other steps and proceedings as may be necessary to enable the Shares to be distributed in all of the Qualifying Provinces through the Underwriters or any other registrant who complies with the relevant provisions of Applicable Securities Laws.

5. Delivery of Prospectus, U.S. Placement Memorandum and Related Documents

The Corporation shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a) Prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by Applicable Securities Laws; and

(ii) copies of any documents incorporated by reference therein, each in the English and French languages, which have not previously been delivered to the Underwriters;

(b) As soon as it is available, a copy of the U.S. Placement Memorandum prepared as contemplated herein including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(c) As soon as they are available and upon request of the Underwriters, copies of any Supplementary Materials required to be filed under Applicable Securities Laws or U.S. securities laws, as applicable, signed as required by Applicable Securities Laws or applicable U.S. securities laws;

(d) Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the auditors of each of the Corporation and Denison in each case dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters, to the effect that they have

carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation or Denison, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on a review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(e) At the time of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Corporation shall deliver to the Underwriters:

(i) one or more opinions of local counsel in Québec, addressed to the Underwriters and Underwriters' Counsel and dated the date of the filing of the Preliminary Prospectus and Prospectus, in form acceptable to the Underwriters, acting reasonably, to the effect that, except for information in the Preliminary Prospectus, the Prospectus or the documents incorporated therein by reference, translated by the auditors described in clause (ii) below, the text of the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and accurate translation of the English language version thereof; and

(ii) a letter from the auditors of each of the Corporation and Denison in each case addressed to the Underwriters and Underwriters' Counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in clause 5(e)(i) in the French language version of such document (including information incorporated by reference therein) and translated by each of them is in all material respects a complete and proper translation of the information contained in the English language version thereof;

(f) Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any amendment to the Preliminary Prospectus and the Prospectus and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance satisfactory to the Underwriters and the Underwriters' Counsel, each acting reasonably, as contemplated by this Section 5; and

(g) Such delivery shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Preliminary Prospectus, the Prospectus and any Supplementary Material in connection with the offering and sale of the Shares in the Qualifying Provinces. Each delivery of the U.S. Placement Memorandum will constitute consent by the Corporation to the use of the U.S. Placement Memorandum and any Supplementary Material required to be prepared and/or filed under U.S. securities laws by the U.S. broker affiliates of the Underwriters and members of the Selling

Dealer Group for the distribution of the Shares for sale by them in the United States in accordance with this Agreement.

6. Commercial Copies

(a) The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Preliminary Prospectus and the Prospectus, cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by written instructions to the Corporation, the Corporation's counsel or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents;

(b) The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplementary Material as the Underwriters may reasonably request; and

(c) The Corporation will cause to be delivered to the Underwriters, contemporaneously with the deliveries contemplated by clause (a), at those delivery points that the Underwriters may reasonably request, commercial copies of a U.S. Placement Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Shares.

7. Material Change

(a) During the period of distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of the Corporation or its properties, assets or liabilities;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material; and

(iii) the occurrence of a material fact or any event which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material not complying with Applicable Securities Laws and U.S. securities laws, as applicable,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

(b) During the period of distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission or any similar regulatory authority (including the SEC) for any amendment to the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission, the Exchange or any similar regulatory authority (including the SEC) of any order to cease or suspend trading of any securities of the Corporation (including the distribution of the Shares) or of the institution or threat of institution of any proceedings for that purpose;

(iii) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority (including the SEC) or the Exchange relating to the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the distribution of the Shares;

and except as otherwise agreed by the Underwriters, the Corporation will use its best efforts to prevent the issuance of any such cease trading order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible;

(c) The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' Counsel with Applicable Securities Laws and U.S. securities laws, as applicable, with respect to any material change, change, occurrence or event of the nature referred to in Sections 7(a) and (b) above and the Corporation will prepare and file promptly at the Underwriters' request any Supplementary Material which in the Underwriters' opinion, acting reasonably, may be necessary or advisable to comply with Applicable Securities Laws or U.S. securities laws, as applicable; provided that the Corporation shall have allowed

the Underwriters and the Underwriters' Counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner; and

(d) During the period of distribution of the Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' Counsel, prior to filing or issuance:

(i) any financial statements of the Corporation;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Preliminary Prospectus or the Prospectus; and

(iii) any press release of the Corporation.

8. Covenants of the Corporation

(a) The Corporation covenants and agrees with the Underwriters and undertakes that:

(i) the Corporation will use the net proceeds from the issuance and sale of the Shares in accordance with the disclosure in the Prospectus; and

(ii) the Corporation will provide to the Underwriters and Underwriters' Counsel and consultants reasonable access to the Corporation's properties, senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence reviews, before the Closing Date, as the Underwriters consider necessary or appropriate; and

(iii) the Corporation will duly, punctually and faithfully perform all of the obligations to be performed by it under this Agreement.

9. Representations of the Corporation

(a) Each delivery of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material pursuant to Section 5 shall constitute a representation and warranty to the Underwriters by the Corporation that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum

and any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Corporation and the Shares; and

(ii) the Preliminary Prospectus, the Prospectus and any Supplementary Material as applicable, including, without limitation, the documents incorporated by reference, as the case may be, comply in all material respects with the Applicable Securities Laws, including, without limitation, NI 44-101, and the U.S. Placement Memorandum and any related Supplementary Material comply in all respects with U.S. securities laws; and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations or ownership of the Corporation and its subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in clause (a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement, that:

(i) the Corporation has full corporate power and authority to issue the Shares and, at the Closing Time, the Shares will be duly and validly created and upon receipt of the purchase price therefor will be issued as fully paid and non-assessable Common Shares and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(ii) each of the Corporation and its subsidiaries has been duly incorporated, amalgamated or continued and organized and is validly existing under the laws of its jurisdiction of incorporation, amalgamation or continuance and has all the requisite corporate power and authority to carry on its business, as now conducted and as presently proposed to be conducted, and to own its properties and assets;

(iii) each of the Corporation and its subsidiaries has conducted and is conducting its business in compliance in all material respects with all

applicable laws, rules and regulations, including Environmental Laws and is duly licensed, registered or qualified to transact business;

(iv) the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(v) the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which there are 17,107,277 Common Shares currently issued and outstanding, all of which are issued as fully paid and non-assessable shares of the Corporation, and no other securities of the Corporation are issued or outstanding;

(vi) no person, firm or corporation holds any securities convertible or exchangeable into securities of the Corporation or its subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase, subscription or issuance of any unissued Common Shares or other securities of the Corporation or securities of its subsidiaries;

(vii) neither the Corporation nor its subsidiaries, directly or indirectly, holds any shares, other securities, options or rights to subscribe for shares or other securities of any corporation, partnership or other entity other than ChemErgy, of which the Corporation holds 30% of the outstanding shares;

(viii) except as disclosed in the Preliminary Prospectus and the Prospectus or in writing to the Underwriters prior to the date hereof, none of the directors, officers or employees of the Corporation, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation which materially affects, is material to or will materially affect the Corporation;

(ix) the descriptions of the assets and the liabilities of the Corporation as set forth in the Corporation Financial Statements, including the notes thereto, fairly represent in accordance with accounting principles generally accepted in Canada applied on a consistent basis, the financial position and condition of the Corporation as at the dates thereof and for the periods covered thereby and reflect all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof and for the periods covered thereby required to be disclosed in accordance with generally accepted accounting principles in Canada;

(x) the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation;

(xi) the Corporation has no subsidiaries other than Calfrac Well Services Corp., Ram Cementers Inc., 1108325 Alberta Ltd., North Aegean Petroleum Company E.P.E. and Sea of Thrace Petroleum Company E.P.E. and has no material shareholdings in any other corporation or business organization other than ChemErgy;

(xii) there have not been any material changes in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and its subsidiaries (taken as a whole) from the position set forth in the Corporation Financial Statements that have not otherwise been disclosed in the Preliminary Prospectus, the Prospectus and the U.S. Placement Memorandum and there has not been any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole) since December 31, 2003 that has not otherwise been disclosed in the Preliminary Prospectus, the Prospectus and the U.S. Placement Memorandum, and there are no material facts, transactions, events or occurrences which could negatively affect such capital, assets, liabilities, obligations, business, operations, condition or prospects of the Corporation and its subsidiaries (taken as a whole) of which the Corporation is aware;

(xiii) except as disclosed in the Preliminary Prospectus and the Prospectus or in writing to the Underwriters, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency which may in any way materially adversely affect the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) or which affect or may affect the distribution of the Shares and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xiv) the Corporation is not in default or breach of, and the execution and delivery of this Agreement, the performance and compliance with the terms of this Agreement and the sale of the Shares by the Corporation will not result in any breach of, or be in material conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of the directors and shareholders of the Corporation or its subsidiaries, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any of its subsidiaries is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or its subsidiaries which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the

Corporation and its subsidiaries (taken as a whole) or their properties or assets;

(xv) no Securities Commission, the Exchange or any other similar regulatory authority (including the SEC) has issued any order preventing or suspending trading of any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any requirement of Applicable Securities Laws or applicable U.S. securities laws that would have a material effect on this Offering or the Corporation;

(xvi) the Corporation has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein, and this Agreement has been duly authorized, executed and delivered by the Corporation, and this Agreement is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms;

(xvii) there are no matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xviii) the issued and outstanding Common Shares are listed and posted for trading on the Exchange and the Corporation is in material compliance with the bylaws, rules and regulations of the Exchange;

(xix) the Corporation is a reporting issuer in good standing and not in default in each of the Qualifying Provinces;

(xx) Computershare Trust Company of Canada at its principal offices in the City of Calgary and the City of Toronto is the duly appointed registrar and transfer agent of the Corporation with respect to its Common Shares;

(xxi) to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it, other than as disclosed to the Underwriters;

(xxii) the form of the certificate for the Shares complies with all legal requirements;

(xxiii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Shares except as has been obtained or is contemplated hereby;

(xxiv) except as disclosed in writing to the Underwriters, to the knowledge of the Corporation as at the date of this Agreement, no processes or equipment used or proposed to be used or manufactured by or for the benefit of the Corporation or its subsidiaries or that may be utilized by any of them infringe, or will infringe, any existing patent of any person; and

(xxv) the minute books for the Corporation and its subsidiaries (including in respect of committee meetings) as provided to Stikeman Elliott LLP contain full, true and correct copies of the constating documents of the Corporation and its subsidiaries and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of the directors and shareholders of the Corporation and its subsidiaries and all such meetings were duly called, properly held and all such consent resolutions were properly adopted.

10. Indemnity

(a) The Corporation (the "**Indemnitor**") shall indemnify and save the Underwriters, and the Underwriters' agents, directors, officers, shareholders and employees, harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Shares), costs, damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters' Counsel expressly for inclusion in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or Supplementary Materials) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters' Counsel expressly for inclusion in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or Supplementary Materials) contained in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or any Supplementary Materials;

(iii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section 10(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more

competent authorities (not based upon the activities or the alleged activities of the Underwriters or their Selling Dealer Group members, if any) relating to or materially affecting the trading or distribution of the Shares;

(v) any breach of, default under or non-compliance by the Indemnitor with any requirements of the Applicable Securities Laws, applicable U.S. securities laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto; or

(vi) the Corporation not complying with any requirement of Applicable Securities Laws or applicable U.S. securities laws in connection with the transactions contemplated herein;

(b) Notwithstanding the provisions of Section 10(a), no party who has engaged in any fraud, fraudulent misrepresentation, wilful default or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence;

(c) If any claim contemplated by Section 10(a) shall be asserted against any of the individuals, persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such section, such individual, person or corporation (the "**Indemnified Person**") shall notify the Indemnitor as soon as possible of the nature of such claim (provided that failure to so notify the Indemnitor of the nature of such claim in a timely fashion shall relieve the Indemnitor of liability hereunder only if and to the extent that such failure materially prejudices the Indemnitor's ability to defend such claim) and the Indemnitor shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnitor and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnitor or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 10(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to the Indemnitor (in which case the Indemnitor shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnitor shall not have taken the defence of such proceedings and employed counsel within ten (10) days after receipt of notice of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnitor in writing in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnitor, provided that the Indemnitor shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons;

(d) The Indemnitor hereby waives any rights to recover contribution from the Underwriters with respect to any liability of the Indemnitor by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material, provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters or Underwriters' Counsel expressly for inclusion in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or such Supplementary Material;

(e) If any legal proceedings shall be instituted against the Indemnitor in respect of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the offering of Shares, or if any regulatory authority or stock exchange shall carry out an investigation of the Indemnitor in respect of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the offering of Shares and, in any such case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnitor shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation;

(f) The rights and remedies of the Indemnified Persons set forth in Sections 10, 11 and 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies;

(g) The Indemnitor hereby acknowledges that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and

employees under this Section 10 and under Section 11 with respect to all such agents, directors, officers, shareholders and employees;

(h) The Indemnitor waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity;

(i) The rights of indemnity contained in this Section 10 shall not apply if the Corporation has complied with the provisions of Sections 4 and 5 and the person asserting any claim contemplated by this Section 10 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters; and

(j) If the Indemnitor has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnitor copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnitor in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnitor provided that such Indemnified Person shall be reimbursed as contemplated by Section 10(e).

11. Contribution

(a) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnitor on grounds of policy or otherwise, the Indemnitor and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Shares), costs, damages and expenses (including legal or other expenses reasonably incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur:

(i) in such proportion as is appropriate to reflect the relative benefit received by the Indemnitor on the one hand, and by the party or parties seeking indemnity on the other hand, from the offering of the Shares; or

(ii) if the allocation provided by Section 11(a)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(a)(i) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the Indemnitor, on the other hand, in connection with the statements,

commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations;

(b) The relative benefits received by the Indemnitor on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or any Supplementary Material, the relative fault of the Indemnitor on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Indemnitor or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10;

(c) The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Shares), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim;

(d) The Indemnitor agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Section 11 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or any other Indemnified Person may have; and

(e) Any liability of the Underwriters under this Section 11 shall be limited to the amount actually received by the Underwriters under Section 2.

12. Expenses

(a) Whether or not the transactions contemplated herein shall be completed, all costs and expenses of or incidental to the distribution of the Shares shall be borne by the Corporation, including, without limitation, all costs and expenses of or incidental to the preparation, filing and reproduction of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Materials, the fees and expenses of the Corporation's counsel, the costs relating to

road show meetings and presentations (including all printing and travel costs for employees of the Corporation), listing fees, the fees and expenses of agent counsel retained by the Corporation's counsel, the fees and expenses of the Corporation's auditors, translation costs, the fees and expenses related to any newspaper advertisements and all other costs and expenses relating to this transaction and, up to an aggregate maximum of $30,000 plus GST, the fees and expenses of counsel to the Underwriters (on a solicitor and his own client basis) and other reasonable out-of-pocket expenses incurred by the Underwriters;

(b) The Corporation shall reimburse the Underwriters in respect of expenses to which the Underwriters are entitled to reimbursement upon presentation of reasonable evidence of such expenses. The Underwriters shall present reasonable evidence of the Underwriter's Expenses to the Corporation as soon as is practicable following the termination of the Offering and the Corporation shall reimburse the Underwriters within 30 days of receipt of reasonable evidence of the Underwriters' Expenses.

13. Termination

(a) Each of the Underwriters may, without liability, terminate its obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any governmental action, law, regulation, inquiry or other occurrence of any nature whatsoever which, in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects or involves, or may seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation;

(ii) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of the Shares is made, or any proceedings are announced, commenced or threatened for the making of any such order, by any stock exchange, Securities Commission or similar regulatory (including the SEC) or judicial authority (other than as a result of any act or omission of such Underwriter contrary to the terms of this Agreement), and the same has not been rescinded, revoked or withdrawn;

(iii) the Corporation is in breach or non-performance of or default under a material covenant, representation, warranty, term or condition of the Corporation contained herein that has not been waived or rectified or remedied to the satisfaction of the Underwriter;

(iv) any inquiry, investigation or other proceeding (whether formal or informal) in relation to the Corporation or its directors or senior officers is

announced, commenced or threatened by any stock exchange, Securities Commission or similar regulatory (including the SEC) or judicial authority (unless based on the activities or alleged activities of an Underwriter or its agent), or there is any change in law, regulation or policy or the interpretation or administration thereof, and the same has not been rescinded, revoked or withdrawn, if, in the sole opinion of the Underwriter, acting reasonably, the inquiry, investigation or other proceeding, change, announcement, commencement or threatening thereof materially prevents or restricts or may materially prevent or restrict the trading or distribution of the Shares or would be expected to have a material adverse effect on the market price or value of the Shares;

(v) there should occur any material change (actual, contemplated or threatened), change in any material fact, occurrence or event of the nature referred to in Section 7(a) or any development that could result in such a material change (actual, contemplated or threatened), change in any material fact, occurrence or event, which, in the sole opinion of the Underwriter, could reasonably be expected to have a material adverse effect on the market price or value of the Shares or the marketability of the Shares;

(vi) the Underwriter shall become aware of any adverse material change (actual, contemplated or threatened) or adverse material fact with respect to the Corporation which has not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof; or

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof, and such change, in the sole opinion of the Underwriter, could reasonably be expected to have a material adverse effect on the market price or value of the Shares.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in Section 13(a) or Section 14 or Section 22 notwithstanding any material change, change, event or state of facts (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Section 13(a) or Section 14 or 22 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance; and

(c) Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Section 10,

11, 12 or 22. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

14. Closing Documents

The following are conditions precedent to the obligations of the Underwriters to complete the transactions contemplated in this Agreement:

(a) There shall be delivered to the Underwriters legal opinions of the Corporation's Counsel and the Underwriters' Counsel addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Shares, including, without limitation, that:

(i) the Corporation has been duly amalgamated and is validly existing under the ABCA and has all requisite corporate power and authority to carry on its business and to own its properties and assets and is in good standing in each jurisdiction in which the conduct of its business requires such qualification, except to the extent that the failure to be so licensed, registered or qualified or be in good standing would not have a material adverse effect on the Corporation (taken as a whole);

(ii) the Corporation has full corporate power and capacity to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes (subject to the usual qualifications) a legal, valid and binding obligation of the Corporation enforceable against the Corporation;

(iii) the execution and delivery of this Agreement, the performance and compliance with the terms of this Agreement and the sale of the Shares by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (A) any applicable laws (including Applicable Securities Laws); (B) any term or provision of the articles, by-laws or, to the knowledge of such counsel, resolutions of the directors or shareholders of the Corporation or its subsidiaries; (C) to the knowledge of counsel, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or its subsidiaries is a party or by which the Corporation or its subsidiaries is bound on the Closing Date; or (D) to the knowledge of such counsel, any judgement, decree, order, statute, rule or regulation applicable to the Corporation or its subsidiaries, which breach or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole);

(iv) all necessary action has been taken by the Corporation to validly allot and issue to the Underwriters the Shares;

(v) the Shares, when delivered and sold in accordance with this Agreement, will be duly and validly created and issued as fully paid and non-assessable Common Shares;

(vi) the form and terms of the certificates representing the Shares have been approved by the directors of the Corporation and comply with all legal requirements relating thereto;

(vii) no consent, approval, authorization or order of or qualification with any governmental or regulatory body or agency in the Province of Alberta (or pursuant to the federal laws of Canada applicable therein) is required to be obtained by the Corporation for the offer and sale of the Shares by the Underwriters in the manner contemplated hereby, except such as have been obtained;

(viii) the authorized and issued capital of the Corporation and the attributes of the Shares conform in all material respects with the description thereof in the Prospectus;

(ix) the Shares, when issued, will be qualified investments as set out under the heading "Eligibility for Investment" in the Prospectus;

(x) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws in order to qualify the Shares for distribution and sale to the public in each of the Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xi) all laws of the Province of Québec relating to the use of the French language (other than those relating to oral communications) will have been complied with in connection with the sale of the Shares to purchasers in the Province of Québec if such purchasers receive copies of the Prospectus and of all documents which constitute the contract of sale, including forms of order and confirmation, invoices and receipts, in the French and English language or the French language only;

(xii) the Shares have been conditionally accepted for listing on the Exchange subject to any applicable filing requirements; and

(xiii) to the knowledge of counsel, other than as disclosed in the Prospectus, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency which may in any way

materially adversely affect the business, operations or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole);

and as to all other legal matters, including compliance with Applicable Securities Laws, in any way connected with the issuance, sale and delivery of the Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than British Columbia, Alberta, Saskatchewan, Ontario or Canada and on certificates of officers of the Corporation, the transfer agent and the auditors of the Corporation as to relevant matters of fact. It is further understood that the Underwriters' Counsel may rely on the opinion of the Corporation's Counsel as to matters which specifically relate to the Corporation and the Shares, including the issuance of the Shares;

(b) There shall be delivered to the Underwriters at the Closing Time, favourable legal opinions by a recognized United States counsel acceptable to the Underwriters, acting reasonably, in form and substance reasonably satisfactory to the Underwriters, to the effect that no registration of the Shares under the U.S. Securities Act is required for the offer, sale and delivery of the Shares to the Underwriters and the initial resale of the Shares by the Underwriters through their U.S. broker dealer affiliates in the United States;

(c) There shall be delivered to the Underwriters a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by any two senior officers of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) except for changes contemplated by this Agreement, the representations and warranties of the Corporation set forth in this Agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in Sections 7(a), 7(b) or 13(a)(ii), (iii), (iv) or (v) has occurred or to the knowledge of such officers is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary.

(d) There shall be delivered to the Underwriters a comfort letter of each of the auditors referred to in Section 5(d) addressed to the Underwriters and dated the Closing Date, in the format satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in Section 5(d) hereof up to the Closing Time, which comfort letters shall be based

on a review having a cut off date not more than two Business Days prior to the Closing Date;

(e) There shall be delivered to the Underwriters evidence satisfactory to the Underwriters that the Corporation has obtained all necessary approvals of the Exchange for the listing of the Shares subject only to the filing of documents which may be required by the Exchange;

(f) The Underwriters shall have obtained satisfactory results of all due diligence investigations; and

(g) There shall be delivered to the Underwriters such other certificates and documents as the Underwriters may request, acting reasonably.

15. Deliveries

The sale of the Shares, if any, shall be completed at the Closing Time at the offices of the Corporation's Counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in Section 14, the Underwriters, at the Closing Time, shall deliver by wire transfer to the Corporation in immediately available Canadian funds, the amount of $28,400,000 (after deduction of any wire and other charges) against delivery by the Corporation of:

(a) the opinions, certificates and documents referred to in Section 14;

(b) definitive certificates representing, in the aggregate, all of the Shares registered in such name or names as the Underwriters shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time; and

(c) a certified cheque or bank draft payable to Peters & Co. Limited representing the fee provided for in Section 2.

16. Due Diligence

During the period from the date hereof until completion of the distribution of the Shares, the Corporation shall allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum and any Supplementary Material and allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to responsibly execute the certificate in the Prospectus, the U.S. Placement Memorandum and any Supplementary Material required to be executed by the Underwriters.

17. Restrictions on Offerings

During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Corporation shall not, without the prior written consent of Peters & Co. Limited on behalf of (and after consultation with) the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, offer, nor announce the offering of, nor make any agreement to issue any additional Common Shares or securities convertible or

exercisable into Common Shares (other than for purposes of the stock option plan of the Corporation or the grant of deferred stock units or performance stock units and the issuance of Common Shares on the exercise thereof).

18. Offering in the United States.

(a) For the purposes of this Agreement, the following terms will have the meanings indicated:

(i) "**Directed Selling Efforts**" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(ii) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(iii) "**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(iv) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

(v) "**Regulation D**" means Regulation D promulgated under the U.S. Securities Act;

(vi) "**Regulation S**" means Regulation S promulgated under the U.S. Securities Act;

(vii) "**Rule 144A**" means Rule 144A promulgated under the U.S. Securities Act;

(viii) "**SEC**" means the United States Securities and Exchange Commission;

(ix) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as defined in Regulation S;

(x) "**U.S. Exchange Act**" means the *United States Securities Exchange Act* of 1934, as amended;

(xi) "**U.S. Placement Memorandum**" means (i) the Preliminary Prospectus supplemented with wrap pages dated the date of the Preliminary Prospectus describing restrictions imposed under the U.S. Securities Act; and (ii) the Prospectus supplemented with wrap pages dated the date of the Prospectus describing restrictions imposed under the U.S. Securities Act; and

(xii) "**U.S. Securities Act**" means the *United States Securities Act* of 1933, as amended.

(b) The Underwriters may offer and sell the Shares within the United States on the terms and subject to the conditions of this Section 18. In connection therewith, the Corporation represents, warrants and covenants that:

(i) the Corporation is a "foreign issuer" (within the meaning of Regulation S) and reasonably believes there is no Substantial U.S. Market Interest with respect to the Shares;

(ii) none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. affiliates of the Underwriters ("**U.S. Affiliates**"), or any members of the banking and selling group formed by them (collectively, the "**Selling Firms**"), as to whom the Corporation makes no representation), has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Shares;

(iii) the Corporation is not, and following the application of the proceeds of the sale of the Shares in the manner described in the Prospectus will not be, an open-end investment company, unit investment trust or face amount certificate company that is or is required to be registered or a closed-end investment company that is required to be, but is not, registered under Section 8 of the *United States Investment Company Act* of 1940, as amended;

(iv) none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. Affiliates, or any of the Selling Firms, as to whom the Corporation makes no representation), has engaged in any form of General Solicitation or General Advertising or in any conduct involving an offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Shares or any security convertible or exchangeable into Common Shares in the United States within the six month period prior to the date of this Agreement;

(v) so long as any of the Shares resold pursuant to Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(k) under the U.S. Securities Act, the Corporation will, if it no longer is subject to the reporting requirements of Section 13 or Subsection 15(d) of the *U.S. Exchange Act* or the information furnishing requirements of Rule 12g3-

2(b) thereunder or if it is subject to such reporting requirements and fails to comply therewith, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A) to a Qualified Institutional Buyer which is a holder of the restricted securities;

(vi) none of the Corporation or its affiliates will take any action that would cause the registration exemptions in Regulation S or Rule 144A to be unavailable for the offer and sale of the Shares pursuant to this Agreement;

(vii) the Common Shares are not, and as of the Time of Closing the Common Shares will not be, and no securities of the same class as the Common Shares are or will be, listed on a national securities exchange in the United States, registered under Section 6 of the *U.S. Exchange Act*, quoted in an "automated inter-dealer quotation system", as such term is used in the *U.S. Exchange Act*, or convertible or exchangeable at an effective conversion premium (calculated as specified in Section (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

(viii) the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws; and

(ix) the Corporation will notify Computershare Trust Company of Canada as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

(c) Each Underwriter acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, each Underwriter separately and not jointly represents, warrants and covenants, and will cause its U.S. Affiliates to comply with such representations, warranties and covenants, that:

(i) it has not offered or sold, and will not offer or sell, any Shares constituting part of its allotment within the United States except as provided in this Section 18 or outside of the United States in accordance with Rule 903 of Regulation S. Accordingly, neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the

United States, or any Directed Selling Efforts with respect to the Shares, except as permitted in this Section 18;

(ii) neither it nor any of its affiliates nor any person acting on its or their behalf has or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with its offers or sales of the Shares in the United States;

(iii) all offers and sales of the Shares in the United States will be effected through its U.S. Affiliate duly registered under the *U.S. Exchange Act* and all applicable state securities laws, in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

(iv) each U.S. Affiliate which is purchasing Shares in the United States is a Qualified Institutional Buyer and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(v) it has not used and will not use any written material other than the U.S. Placement Memorandum relating to the offering of the Shares in the United States, and it agrees to deliver, through the U.S. Affiliates, a copy of the U.S. Placement Memorandum to each person in the United States purchasing Shares in an initial resale transaction in the United States;

(vi) any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to a person it reasonably believes to be a Qualified Institutional Buyer or an Institutional Accredited Investor who is acquiring the Shares (i) for its own account or (ii) for the account of a Qualified Institutional Buyer or an Institutional Accredited Investor, as the case may be, with respect to which it exercises sole investment discretion in a transaction that is exempt from registration under the U.S. Securities Act;

(vii) all purchasers of Shares who are buying such shares pursuant to Rule 144A shall be informed that the Shares are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A;

(viii) immediately prior to soliciting such offerees, the Underwriter has reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Institutional Accredited Investor, as the case may be;

(ix) prior to completion of any sale of Shares in the United States, each U.S. Purchaser thereof (a "**U.S. Purchaser**") that is a Qualified Institutional Buyer will be deemed to have provided the representations, warranties and covenants in the U.S. Placement Memorandum; and

(x) prior to any sale of Shares in the United States, it caused each U.S. Purchaser that is an Institutional Accredited Investor to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Schedule B.

(d) Each Underwriter agrees that:

(i) prior to the Closing Date, it will request Peters & Co. Limited to provide Computershare Trust Company of Canada with a list of all purchasers of Shares in the United States;

(ii) at closing, it, together with its U.S. Affiliate selling Shares in the United States, will provide a certificate, substantially in the form of Schedule A to this Agreement relating to the manner of the offer and sale of the Shares in the United States;

(iii) if the Underwriters authorize any member of the Selling Dealer Group (if any) to offer and sell Shares in the United States through the U.S. Affiliates, the Underwriters will cause each such firm to acknowledge in writing, for the benefit of the Corporation, its agreement to be bound by the provisions of this Section 18 in connection with all offers and sales of the Shares in the United States. The Underwriters have not made and will not make any other contractual arrangement for the distribution of the Shares in the United States without the prior written consent of the Corporation; and

(iv) it understands that all Shares sold in the United Shares as part of this Offering will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF CALFRAC WELL SERVICES LTD. (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO THE CORPORATION.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED

DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the common shares to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the *Securities Act*, as amended) of the Corporation, (2) the offer of such common shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such common shares. Terms used herein have the meanings given to them by Regulation S.";

If the Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws.

(e) It is understood and agreed by the Underwriters that the Shares may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the U.S. Placement Memorandum and by purchasing Shares, each purchaser shall be deemed to have represented and warranted for the benefit of the Corporation and the Underwriters that:

(i) it is a Qualified Institutional Buyer and acknowledges that the sale of Shares to it is being made in reliance on Rule 144A, and it is acquiring such Shares for its own account or for the account of one or more

Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(ii) it understands and acknowledges that the Shares will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Shares, the same may be resold, pledged or otherwise transferred only (A) to the Corporation, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect;

(iii) it understands that all Shares sold in the United States as part of this offering will bear a legend as set out in paragraph (d)(iv) of this Section 18; and

(iv) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Shares.

19. Notices

Any notice under this Agreement shall be given in writing and either sent by facsimile or hand delivered to the party to receive such notice at the address indicated below:

(a) to the Corporation at:

Calfrac Well Services Ltd.
411 – 8th Avenue S.W.
Calgary, Alberta
T2P 1E3

Attention: Mr. Douglas R. Ramsay
Facsimile No: (403) 266-7381

with a copy to:

Bennett Jones LLP
#4500, 822 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention:	Mr. Paul M. Farion
Facsimile No.:	(403) 265-7219

(b) to the Underwriters at:

Peters & Co. Limited
#3900, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention:	Mr. Michael J. Tims
Facsimile No.:	(403) 261-7570

and to:

FirstEnergy Capital Corp.
1600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention:	Mr. Nicholas J. Johnson
Facsimile No.:	(403) 262-0688

and to:

RBC Dominion Securities Inc.
1100, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention:	Mr. Robert D. Hallett
Facsimile No.:	(403) 299-6901

and to:

CIBC World Markets Inc.
900, 855 – 2nd Street S.W.
Calgary, Alberta T2P 2P2

Attention:	Mr. Arthur N. Korpach
Facsimile No.:	(403) 260-0524

and to:

Sprott Securities Inc.
2950, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Attention:	Mr. Philip J. Moore
Facsimile No.:	(403) 266-4250

with a copy to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention:	Mr. Christopher W. Nixon
Facsimile No.:	(403) 266-9034

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by fax transmission to the address, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by fax transmission shall, if sent on a Business Day before 4:00 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

20. Conditions

(a) All terms and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions shall entitle the Underwriters to terminate their obligations to purchase the Shares by written notice to that effect given to the Corporation on or prior to the Closing Date. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing; and

(b) All terms and conditions of this Agreement to be performed by the Underwriters shall be construed as conditions, and any breach or failure to comply with any

material terms and conditions shall entitle the Corporation to terminate its obligation to sell the Shares by written notice to that effect given to the Underwriters on or prior to the Closing Date. The Corporation may waive in whole or in part any breach of, default under or noncompliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Corporation only if the same is in writing.

21. Survival of Representations and Warranties

It is understood that all representations, warranties and agreements herein contained or contained in certificates or documents submitted pursuant to or in connection with the transaction provided for herein shall survive the issuance of the Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Corporation and the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto and regardless of whether transactions contemplated herein have been completed.

22. Several Liability of Underwriters

The Underwriters' rights and obligations under this Agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Shares set forth opposite its name in this Section 22; and

(b) if any one or more of the Underwriters does not purchase its applicable percentage of the total number of Shares, the other Underwriters who shall be willing and able to purchase their own applicable percentages of the total number of Shares shall be relieved of their obligations hereunder,

provided that, notwithstanding the provisions of Section (b) of this Section 22, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Shares shall have the right, but not the obligation, to purchase the total number of Shares. Nothing in this Section 22 shall obligate the Corporation to sell less than all of the Shares to the Underwriters.

The applicable percentage of the total number of Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Peters & Co. Limited	42.0%
FirstEnergy Capital Corp.	20.0%
RBC Dominion Securities Inc.	20.0%
CIBC World Markets Inc.	9.0%
Sprott Securities Inc.	9.0%

23. Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by Peters & Co. Limited, which shall represent the Underwriters and which has the authority to bind the Underwriters except in respect of a notice of termination given pursuant to Section 13, which notice may be given by any Underwriter, or an agreement of settlement given under Section 10, which may be given only by the Underwriter affected thereby. Peters & Co. Limited shall consult with the other Underwriters with respect to any such notice or other communication. Acceptance of this offer by the Corporation shall constitute its authority for accepting notification of any such matters from Peters & Co. Limited.

24. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

25. Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflict with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

26. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.

27. Time of the Essence

Time shall be of the essence of this Agreement.

28. Counterpart Execution

This Agreement may be executed in one or more counterparts and by facsimile each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

29. Further Assurances

Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

30. Distributions

The Corporation agrees that it will not prior to the Closing Date declare or pay out any dividends to shareholders of the Corporation or set any record date in respect thereof.

31. Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Peters & Co. Limited.

PETERS & CO. LIMITED

By: *"Michael J. Tims"*

Name: Michael J. Tims

FIRSTENERGY CAPITAL CORP.

By: *"Nicholas J. Johnson"*

Name: Nicholas J. Johnson

RBC DOMINION SECURITIES INC.

By: *"Robert D. Hallett"*

Name: Robert D. Hallett

CIBC WORLD MARKETS INC.

By: *"Arthur N. Korpach"*

Name: Arthur N. Korpach

SPROTT SECURITIES INC.

By: *"Philip J. Moore"*

Name: Philip J. Moore

ACCEPTED AND AGREED TO as of August 10, 2004.

CALFRAC WELL SERVICES LTD.

By: *"Douglas R. Ramsay"*

Name: Douglas R. Ramsay

SCHEDULE A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Shares of Calfrac Well Services Ltd. (the "**Corporation**") pursuant to the underwriting agreement dated August 10, 2004 among the Corporation and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify in favour of the Corporation as follows:

I. Peters & Co. Equities Inc. (the "**U.S. Affiliate**") is a duly registered broker or dealer with the United States Securities and Exchange Commission (the "**SEC**") and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof and all offers and sales of Securities in the United States will be effected by the U.S. Affiliate in accordance with U.S. broker-dealer agreements;

II. each offeree was provided with a copy of the U.S. Placement Memorandum for the offering of the Shares in the United States, and no other written material has been or will be used;

III. immediately prior to our transmitting such U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each such offeree who is a U.S. person purchasing Shares from us is, either a "qualified institutional buyer", as defined in Rule 144A under the *Securities Act* of 1933, as amended (the "**1933 Act**"), or an institutional "accredited investor" as defined in Rule 501 of Regulation D under the *1933 Act* (an "**Institutional Accredited Investor**");

IV. no form of general solicitation or general advertising (as those terms are used in Regulation D under the *1933 Act*) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

V. prior to any sale of Shares to an Institutional Accredited Investor in the United States, we caused such U.S. Purchaser to sign a U.S. Purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to those set forth in Schedule B to the Underwriting Agreement;

VI. neither we nor any member of the Selling Dealer Group (as defined in the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the *United States Securities Exchange Act* of 1934, as amended; and

VII. the offering of the Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

Dated ●, 2004.

PETERS & CO. LIMITED

By: ________________________________

Name: ●

Title: ●

PETERS & CO. EQUITIES INC.

By: ________________________________

Name: ●

Title: ●

SCHEDULE B

FORM OF U.S. PURCHASER'S LETTER

Calfrac Well Services Ltd.
411 – 8th Avenue S.W.
Calgary, Alberta
T2P 1E3

Attention: Mr. Douglas R. Ramsay, President and Chief Executive Officer

Dear Sirs:

In connection with our proposed purchase of Common Shares (the "**Shares**") of Calfrac Well Services Ltd. (the "**Corporation**"), we confirm and agree as follows:

(a) we are authorized to consummate the purchase of the Shares;

(b) we understand that the Shares have not been and will not be registered under the *United States Securities Act* of 1933, as amended (the "**U.S. Securities Act**"), and that the sale contemplated hereby is being made to Institutional Accredited Investors (as defined in paragraph (c) below) in reliance on a private placement exemption;

(c) we are an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act ("**Institutional Accredited Investor**") and are acquiring the Shares for our own account or for one or more investor accounts for which we are acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor;

(d) we agree that if we decide to offer, sell or otherwise transfer or pledge all or any part of the Shares, we will not offer, sell or otherwise transfer or pledge any of such Shares (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

(i) the sale is to the Corporation; or

(ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

(iii) the sale is made pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder; or

(iv) the sale is made in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified

Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; or

(v) the Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of Shares, and we have furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect; or

(vi) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in this purchaser's letter (except that such subsequent purchaser's letter need not contain the representation set forth in paragraph (f) below) is executed by the subsequent purchaser and delivered to the Corporation prior to the sale;

(e) we understand and acknowledge that the Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the certificates representing the Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF CALFRAC WELL SERVICES LTD. (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO THE CORPORATION.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY

IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

If the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the common shares to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Corporation, (2) the offer of such common shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such common shares. Terms used herein have the meanings given to them by Regulation S.";

if the Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f) we have received a copy of the U.S. Placement Memorandum (as defined in the Underwriting Agreement) and we have been afforded the opportunity (i) to ask such questions as we have deemed necessary of, and to receive answers from, representatives of the Corporation concerning the terms and conditions of the offering of the Shares and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and that we have considered necessary in connection with our decision to invest in the Shares;

(g) we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the U.S. Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(h) we understand and acknowledge that the Corporation (i) is under no obligation to be or to remain a "foreign issuer," (ii) may not, at the time we sell the Shares or at any other time, be a "foreign issuer," and (iii) may engage in one or more transactions which could cause the Corporation not to be a "foreign issuer." If the Corporation is not a "foreign issuer" at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you and by the U.S. Affiliate, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Shares. We further agree that by accepting the Shares we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Shares.

You and the U.S. Affiliate are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Dated ●.

[Name of Purchaser]

By: ______________________________

Name: ●

Title: ●

March 10, 2004

Denison Energy Inc.
400, 407 - 8th Avenue S.W.
Calgary, Alberta
T2P 1E5

Attention: Mr. Gregory S. Fletcher

Dear Sir:

Re: Offering of Shares

Peters & Co. Limited, FirstEnergy Capital Corp. and RBC Dominion Securities Inc. (the "**Underwriters**") understand that Denison Energy Inc. (the "**Corporation**") proposes to issue and sell 8,064,520 Common Shares (the "**Shares**") pursuant to the Prospectus (as hereinafter defined) and this Agreement.

Upon and subject to the terms and conditions hereof, the Underwriters agree to act as, and the Corporation appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Shares for sale on the Closing Date, in accordance with the provisions of Section 22. If less than all of the Shares are sold by the Underwriters as agents, the Underwriters hereby severally, and not jointly, agree to purchase the Shares, as principals, in their respective percentages hereinafter mentioned, and the Corporation hereby agrees to issue and sell to the Underwriters, subject to the provisions of Section 22 hereof, at the Closing Time at a price of $15.50 per Share, that number of Shares which, together with the Shares sold by the Underwriters as agents, aggregates 8,064,520 Shares.

The Underwriters understand that the Corporation will prepare and file, in accordance with the terms hereof, the Prospectus and all other necessary documents in order to qualify the Shares for distribution to the public in each of the Qualifying Provinces (as hereinafter defined).

1. Definitions

In this Agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta);

(b) "**Acquisition**" means the acquisition by the Corporation of all of the issued and outstanding shares of Calfrac pursuant to the Purchase Option;

(c) "**Agreement**" means this agreement between the Underwriters and the Corporation and not any particular Article or Section or other portion except as may be specified, and words such as "hereto", "herein", "hereunder" and "hereby" refer to this Agreement as the context requires;

(d) "**Amalgamation**" means the amalgamation of the Corporation with Calfrac pursuant to section 184 of the ABCA;

(e) "**Applicable Securities Laws**" means all applicable securities and corporate laws, rules, regulations, instruments, notices, blanket orders, statements, circulars, procedures and policies in the Qualifying Provinces;

(f) "**Arrangement**" means the arrangement of the Corporation pursuant to section 182 of the OBCA;

(g) "**Arrangement Agreement**" means the arrangement agreement among the Corporation, Tenwest Uranium Limited, Denison Mines Inc., Denison Resources Inc., Denison Oil Corporation, Denison Resources Partnership, Denison Mine Holding Corporation and E. Peter Farmer, as amended from time to time;

(h) "**ASC**" means the Alberta Securities Commission;

(i) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(j) "**Calfrac**" means Calfrac Well Services Ltd., a corporation incorporated under the ABCA;

(k) "**Calfrac Financial Statements**" means:

(i) the unaudited interim financial statements of Calfrac as at and for the nine months ended September 30, 2003; and

(ii) the audited comparative financial statements of Calfrac as at and for the years ended December 31, 2003, 2002 and 2001.

each as set forth in the Prospectus;

(l) "**Closing Date**" means March 23, 2004 or such other date as the Underwriters and the Corporation may agree which, subject to the entitlement of the Underwriters pursuant to Section 13 to terminate their obligations hereunder, is not later than April 21, 2004;

(m) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(n) "**Common Shares**" means the common shares in the share capital of the Corporation;

(o) "**Continuance**" means the continuance of the Corporation as an Alberta corporation under section 188 of the ABCA;

(p) "**Corporation's Counsel**" means Bennett Jones LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(q) "**Environmental Laws**" means applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters;

(r) "**Exchange**" means the Toronto Stock Exchange;

(s) "**Final MRRS Decision Document**" means a decision document for the Prospectus issued in accordance with the MRRS;

(t) "**Financial Statements**" means:

(i) the unaudited interim financial statements of the Corporation as at and for the nine month periods ended September 30, 2003 and 2002; and

(ii) the audited financial statements of the Corporation as at and for the years ended December 31, 2002, 2001 and 2000;

each as set forth in the Prospectus;

(u) "**GST**" means Goods and Services Tax provided for in the *Excise Tax Act* (Canada);

(v) "**Indemnity Rights**" means the rights of indemnity of the Corporation set forth in the Arrangement Agreement;

(w) "**Information Circular**" means the information circular of the Corporation dated January 29, 2004 relating to the special meeting of shareholders of the Corporation held on March 3, 2004;

(x) "**Matco**" means Matco Capital Ltd., a corporation controlled by Matco Investments;

(y) "**Matco Investments**" means Matco Investments Ltd., a private investment corporation;

(z) "**MRRS**" means the mutual reliance review system for prospectuses and annual information forms provided for under National Policy 43-201 "Mutual Reliance Review System for Prospectuses and Annual

Information Forms" among the Securities Commissions and the MRRS MOU, as defined therein;

(aa) "**OBCA**" means the *Business Corporations Act* (Ontario);

(bb) "**Offering**" means the offering of Shares contemplated by this Agreement;

(cc) "**Preliminary Prospectus**" means the preliminary prospectus in respect of the distribution of the Shares as amended and restated dated February 11, 2004, in the English and French languages;

(dd) "**Pro Forma Financial Statements**" means the unaudited pro forma consolidated financial statements of the Corporation for the year ended December 31, 2002 and as at and for the nine month period ended September 30, 2003 as set forth in the Preliminary Prospectus and the Prospectus;

(ee) "**Prospectus**" means the (final) prospectus dated March 10, 2004 and any amendments thereto in respect of the distribution of the Shares, in the English and French languages;

(ff) "**Public Record**" means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Preliminary Prospectus, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(gg) "**Purchase Option**" means the purchase option agreement among Calfrac, Matco Investments (on behalf of itself and the other shareholders of Calfrac) and the Corporation granting an irrevocable option to the Corporation to purchase all of the issued and outstanding shares of Calfrac for an aggregate purchase price of approximately $227.5 million less the net debt of Calfrac, which is anticipated to be approximately $83.6 million for these purposes;

(hh) "**Qualifying Provinces**" means each of the provinces of Canada;

(ii) "**Reorganization**" means the Arrangement, the Subscription, the Continuance and certain related transactions, collectively;

(jj) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(kk) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Shares pursuant to this Agreement;

(ll) "**Subscription**" means the subscription completed by the Corporation following the Arrangement pursuant to which the Corporation issued 727,073 Common Shares to Matco and investors designated by Matco for aggregate gross proceeds of approximately $5.3 million;

(mm) "**subsidiary**" has the meaning ascribed thereto in the *Business Corporations Act* (Alberta);

(nn) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus, the Prospectus or the U.S. Placement Memorandum, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Applicable Securities Laws or U.S. securities laws, as the case may be, relating to the qualification for distribution of the Shares under Applicable Securities Laws, or the offering and sale of Shares within the United States in accordance with Section 18, as the case may be;

(oo) "**Underwriters' Counsel**" means Stikeman Elliott LLP or such other legal counsel as the Underwriters may appoint;

(pp) "**Underwriters' Expenses**" has the meaning ascribed thereto in Section 12;

(qq) "**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(rr) "**U.S. Placement Memorandum**" has the meaning ascribed thereto in Section 18(a)(xi).

"**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws; "**distribution**" means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning. Wherever the singular or masculine is used in this Agreement, the same shall be read as plural, feminine or body corporate as the context requires.

2. Fee

In consideration for their services in underwriting the distribution to the public in the Qualifying Provinces of the Shares and in accordance with Section 18, in the United States, the Corporation agrees to pay the Underwriters on the Closing Date a fee

of $0.8525 per Share for each Share purchased by the Underwriters (being an aggregate amount of $6,875,003), payable at the Closing Time. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to GST and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Customs and Revenue Agency determines that GST is exigible on the fees payable to the Underwriters hereunder, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters.

3. Distribution and Certain Obligations of the Underwriters

(a) During the course of the distribution of the Shares to the public by or through the Underwriters, the Underwriters will offer and sell the Shares to the public only in those jurisdictions where they may be lawfully offered for sale or sold. For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Shares may be lawfully offered for sale and sold in the Qualifying Provinces if the Final MRRS Decision Document has been issued evidencing that a receipt for the Prospectus has been issued by the Securities Commissions of each of the Qualifying Provinces, provided the Underwriters have not been notified in writing by the Corporation of any circumstance that would legally prohibit such distribution. The Underwriters will comply with applicable laws, including the Applicable Securities Laws, in connection with the offer to sell or distribution of the Shares. Except in the Qualifying Provinces, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Shares or deliver the Preliminary Prospectus, the Prospectus or any Supplementary Material so as to require registration of the Shares or filing of a prospectus with respect to the Shares under the laws of any jurisdiction, including, without limitation, the United States. Any offer or sales of Shares in the United States will be made in accordance with Section 18 of this Agreement. Each Underwriter will cause similar undertakings to be contained in any agreements among the members of any Selling Dealer Group formed for the distribution of the Shares and will require any member of the Selling Dealer Group formed for the distribution of the Shares to comply with Applicable Securities Laws and U.S. securities laws, as applicable;

(b) The Underwriters will complete and will use their reasonable efforts to cause members of the Selling Dealer Group (if any) to complete the distribution of the Shares promptly after the Closing Time. Peters & Co. Limited will promptly notify the Corporation when, in the Underwriters' opinion, the Underwriters and the members of the Selling Dealer Group (if any) have ceased distribution of the Shares and, promptly after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Shares distributed in each of the

Qualifying Provinces where that breakdown is required by the Securities Commission of that province for the purpose of calculating fees payable to that Securities Commission; and

(c) No Underwriter will be liable to the Corporation under this Section 3, with respect to a default by any of the other Underwriters.

4. Qualification for Sale

(a) The Corporation shall file the Prospectus and related documents no later than 5:00 p.m. (Calgary time) on March 10, 2004, and a Final MRRS Decision Document dated no later than March 10, 2004 shall be obtained from the ASC evidencing that a receipt for the Prospectus in each of the Qualifying Provinces has been issued;

(b) Until the completion of the distribution of the Shares, the Corporation shall promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws to continue to qualify the Shares for distribution or, in the event that the Shares have, for any reason, ceased to so qualify, to again qualify the Shares for distribution; and

(c) The Corporation shall take or cause to be taken all other steps and proceedings as may be necessary to enable the Shares to be offered and sold to the public in all of the Qualifying Provinces through the Underwriters or any other registrant who complies with the relevant provisions of Applicable Securities Laws.

5. Delivery of Prospectus, U.S. Placement Memorandum and Related Documents

The Corporation shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(a) As soon as they are available and upon request of the Underwriters, copies of the Prospectus, each in the English and French languages, signed as required by Applicable Securities Laws;

(b) As soon as it is available a copy of the U.S. Placement Memorandum prepared as contemplated herein including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(c) As soon as they are available and upon request of the Underwriters, copies of any Supplementary Materials required to be filed under

Applicable Securities Laws or U.S. securities laws, as applicable, signed as required by Applicable Securities Laws or applicable U.S. securities laws;

(d) Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the auditors of each of the Corporation and Calfrac in each case dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus with indicated amounts in the financial statements or accounting records of the Corporation or Calfrac, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on a review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(e) At the time of delivery to the Underwriters of the Prospectus, the Corporation shall deliver to the Underwriters:

(i) one or more opinions of local counsel in Québec, addressed to the Underwriters and Underwriters' Counsel and dated the date of the filing of the Preliminary Prospectus and Prospectus, in form acceptable to the Underwriters, acting reasonably, to the effect that, except for information in the Preliminary Prospectus or Prospectus as the case may be, translated by the auditors described in clause (ii) below, the text of the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and accurate translation of the English language version thereof; and

(ii) a letter from the auditors of each of the Corporation and Calfrac in each case addressed to the Underwriters and Underwriters' Counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, in form acceptable to the Underwriters, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in clause 5(e)(i) in the French language version of such document (including information incorporated by reference therein) and translated by each of them is in all material respects a complete and proper translation of the information contained in the English language version thereof;

(f) Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any amendment to the Prospectus and

any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance satisfactory to the Underwriters and the Underwriters' Counsel, each acting reasonably, as contemplated by this Section 5; and

(g) Such delivery shall also constitute the Corporation's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Prospectus and any amendment to the Prospectus in connection with the offering and sale of the Shares in the Qualifying Provinces. Each delivery of the U.S. Placement Memorandum will constitute consent by the Corporation to the use of the U.S. Placement Memorandum and any Supplementary Material required to be prepared and/or filed under U.S. securities laws by the U.S. broker affiliates of the Underwriters and members of the Selling Dealer Group for the distribution of the Shares for sale by them in the United States in accordance with this Agreement.

6. Commercial Copies

(a) The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on March 11, 2004 in Calgary, Toronto, Vancouver and Montreal, cause to be delivered to the Underwriters, without charge, commercial copies of the Prospectus in such numbers and in such locations in Calgary, Toronto, Vancouver and Montreal as the Underwriters may reasonably request by written instructions to the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents. Commercial copies of any amendment to the Prospectus shall be delivered within similar time periods on the next Business Day following the date of filing such amendment in the Qualifying Provinces in such numbers and in such locations in Calgary, Toronto, Vancouver, and Montreal as the Underwriters may reasonably request; and

(b) The Corporation will cause to be delivered to the Underwriters, contemporaneously with the deliveries contemplated by clause (a), at those delivery points that the Underwriters may reasonably request, commercial copies of a U.S. Placement Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Shares.

7. Material Change

(a) During the period of distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of the Corporation or, to its knowledge, Calfrac, or their respective properties, assets or liabilities, or the Acquisition;

(ii) any change in any material fact contained or referred to in the Prospectus, the U.S. Placement Memorandum or any Supplementary Material; and

(iii) the occurrence of a material fact or any event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Prospectus, the U.S. Placement Memorandum or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Prospectus, the U.S. Placement Memorandum or any Supplementary Material; or

(C) result in the Prospectus, the U.S. Placement Memorandum or any Supplementary Material not complying with Applicable Securities Laws and U.S. securities laws, as applicable,

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

(b) During the period of distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission or any similar regulatory authority (including the SEC) for any amendment to the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission, the Exchange or any similar regulatory authority (including the SEC) of any order to cease or suspend trading of any securities of the Corporation (including the distribution of the Shares) or of the institution or threat of institution of any proceedings for that purpose;

(iii) the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority (including the SEC) or the Exchange relating to the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the distribution of the Shares;

(iv) the determination by the Corporation or Matco Investments to terminate the Purchase Option or waive any condition to the obligations of the Corporation thereunder, including a full description of the occurrence giving rise to such determination to terminate such agreement or waive any such condition;

and except as otherwise agreed by the Underwriters, the Corporation will use its best efforts to prevent the issuance of any such cease trading order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible;

(c) The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' Counsel with Applicable Securities Laws and U.S. securities laws, as applicable, with respect to any material change, change, occurrence or event of the nature referred to in Sections 7(a) and (b) above and the Corporation will prepare and file promptly at the Underwriters' request any Supplementary Material which in the Underwriters' opinion, acting reasonably, may be necessary or advisable to comply with Applicable Securities Laws or U.S. securities laws, as applicable; provided that the Corporation shall have allowed the Underwriters and the Underwriters' Counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner; and

(d) During the period of distribution of the Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' Counsel, prior to filing or issuance:

(i) any financial statements of the Corporation; and

(ii) any press release of the Corporation.

8. **Covenants of the Corporation**

(a) The Corporation covenants and agrees with the Underwriters and undertakes that:

(i) the Corporation will use the net proceeds from the issuance and sale of the Shares in accordance with the disclosure in the Prospectus; and

(ii) the Corporation will provide to the Underwriters and Underwriters' Counsel and consultants reasonable access to the Corporation's properties, senior management personnel and corporate, financial and other records, and will make reasonable commercial efforts to provide the Underwriters and Underwriters' Counsel with similar access in respect of Calfrac, for the purposes of conducting such due diligence reviews, before the Closing Date, as the Underwriters consider necessary or appropriate; and

(iii) the Corporation will duly, punctually and faithfully perform all of the obligations to be performed by it under this Agreement and the Purchase Option.

9. **Representations of the Corporation**

(a) Each delivery of the Prospectus, the U.S. Placement Memorandum and any Supplementary Material pursuant to Section 5 shall constitute a representation and warranty to the Underwriters by the Corporation that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Prospectus, the U.S. Placement Memorandum and any Supplementary Material, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Corporation, Calfrac, the Reorganization, the Acquisition and the Shares; and

(ii) the Prospectus and any Supplementary Material comply in all material respects with the Applicable Securities Laws, and the U.S. Placement Memorandum and any related Supplementary Material comply in all respects with U.S. securities laws; and

(iii) except as is disclosed in the Prospectus, the U.S. Placement Memorandum or any Supplementary Materials, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Prospectus, the U.S. Placement Memorandum and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations or ownership of the Corporation and its Subsidiary or, to the knowledge of the Corporation after due inquiry, Calfrac.

(b) In addition to the representations and warranties contained in clause (a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement, that:

(i) the Corporation has full corporate power and authority to issue the Shares and, at the Closing Time, the Shares will be duly and validly created and upon receipt of the purchase price therefor will be issued as fully paid and non-assessable Common Shares;

(ii) the Corporation has been duly incorporated, amalgamated or continued and organized and is validly existing under the ABCA, and has all the requisite corporate power and authority to carry on its business, as now conducted and as presently proposed to be conducted, and to own its properties and assets;

(iii) the Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations, including Environmental Laws and is duly licensed, registered or qualified to transact business;

(iv) the information and statements set forth in the Public Record were true, correct, and complete and did not contain any misrepresentation as of the date of such information or statements, and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(v) the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which there are 1,615,718 Common Shares currently issued and outstanding, all of which are issued as fully paid and non-assessable shares of the Corporation, and no other securities of the Corporation are issued or outstanding except as disclosed in clause (vi) hereof;

(vi) no person, firm or corporation holds any securities convertible or exchangeable into securities of the Corporation or the Subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase, subscription or issuance of any unissued Common Shares or other securities of the Corporation or securities of the Subsidiary;

(vii) there is no agreement in force or effect which in any manner affects of will affect the voting or control of any of the securities of the Corporation;

(viii) neither the Corporation nor the Subsidiary, directly or indirectly, holds any shares, other securities, options or rights to subscribe for shares or other securities of any corporation, partnership or other entity;

(ix) except as disclosed in the Prospectus or in writing to the Underwriters, none of the directors, officers or employees of the Corporation, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation which materially affects, is material to or will materially affect the Corporation;

(x) the descriptions of the assets and the liabilities of the Corporation as set forth in the Financial Statements, including the notes thereto, fairly represent in accordance with accounting principles generally accepted in Canada applied on a consistent basis, the financial position and condition of the Corporation as at the dates thereof and for the periods covered thereby and reflect all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof and for the periods covered thereby required to be disclosed in accordance with generally accepted accounting principles in Canada;

(xi) the Pro Forma Financial Statements, including the notes thereto, of the Corporation contained in the Preliminary Prospectus and the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair

presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Corporation and Calfrac, and the Financial Statements and the Calfrac Financial Statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and such Pro Forma Financial Statements accurately reflect such assumptions;

(xii) the Corporation has no subsidiaries other than North Aegean Petroleum Company E.P.E. and Sea of Thrace Petroleum Company E.P.E. and has no material shareholdings in any other corporation or business organization. None of the Corporation's subsidiaries carry on any active business or hold any assets material to the Corporation;

(xiii) there have not been any material changes in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and the Subsidiary (taken as a whole) from the position set forth in the Financial Statements that have not otherwise been disclosed in the Preliminary Prospectus, the Prospectus and the U.S. Placement Memorandum and there has not been any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of the Corporation and the Subsidiary (taken as a whole) since December 31, 2002 that has not otherwise been disclosed in the Preliminary Prospectus, the Prospectus and the U.S. Placement Memorandum, and there are no material facts, transactions, events or occurrences which could negatively impact on such capital, assets, liabilities, obligations, business, operations, condition or prospects of the Corporation and the Subsidiary (taken as a whole) of which the Corporation is aware;

(xiv) there has not been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the auditors of the Corporation;

(xv) except as disclosed in the Prospectus or in writing to the Underwriters, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or the Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency which may in any way materially adversely affect the business, operations or condition (financial or otherwise) of the Corporation and the Subsidiary

(taken as a whole) or which affect or may affect the distribution of the Shares and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might be commenced with any reasonable likelihood of success;

(xvi) the Corporation is not in material default or breach of, and the execution and delivery of this Agreement and the Purchase Option, the performance and compliance with the terms of this Agreement, the Purchase Option and the sale of the Shares by the Corporation will not result in any material breach of, or be in material conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the directors and shareholders of the Corporation or the Subsidiary, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Subsidiary is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or the Subsidiary which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and the Subsidiary (taken as a whole) or their properties or assets;

(xvii) no Securities Commission, the Exchange or any other similar regulatory authority (including the SEC) has issued any order preventing or suspending trading of any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any requirement of Applicable Securities Laws or applicable U.S. securities laws that would have a material effect on this Offering or the Corporation;

(xviii) the Corporation has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein, and this Agreement has been duly authorized, executed and delivered by the Corporation, and this Agreement is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the court and the courts have statutory and inherent powers to stay proceedings before them;

(C) rights to indemnity and contribution thereunder may be limited under applicable law;

(D) applicable laws regarding limitations of actions; and

(E) the validity, binding nature and enforceability of provisions in this Agreement which purport to sever therefrom any provision which is unenforceable or invalid under applicable law without affecting the enforceability or validity of the remainder of this Agreement would be determined in the discretion of the court;

(xix) except as disclosed in writing to the Underwriters or Underwriters' counsel, with such exceptions as are not material to the Corporation and the Subsidiary (taken as a whole), the Corporation and the Subsidiary have duly and on a timely basis filed all tax returns required to be filed by them, have paid all taxes due and payable by them and have paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or the Subsidiary and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or the Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xx) the issued and outstanding Common Shares are listed and posted for trading on the Exchange and the Corporation is in material compliance with the bylaws, rules and regulations of the Exchange;

(xxi) the Corporation is a reporting issuer in good standing and not in default in each of the Qualifying Provinces;

(xxii) Computershare Trust Company of Canada at its principal offices in the City of Calgary and the City of Toronto is the duly appointed registrar and transfer agent of the Corporation with respect to its Common Shares;

(xxiii) to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it, other than as disclosed to the Underwriters;

(xxiv) except as disclosed in the Prospectus or in writing to the Underwriters, the Corporation and the Subsidiary have no liabilities (whether absolute, contingent, present, future or otherwise), including without limitation, under or pursuant to Environmental Laws, which individually or in the aggregate would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and the Subsidiary (taken as a whole), whether or not it arises from transactions in the ordinary course of business;

(xxv) except as disclosed in writing to the Underwriters or otherwise in the normal course of business, the Corporation has not advanced funds, extended credit or been a creditor of any insider of the Corporation or any person not dealing at arm's length with such person and the Corporation has not borrowed funds from, received extensions of credit from or otherwise been a debtor of any insider of the Corporation or any person not dealing at arm's length with such person;

(xxvi) the Shares to be issued as described in this Agreement when issued, delivered and paid for in full will be validly issued as fully paid Common Shares, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(xxvii) the form of the certificate for the Shares complies with all legal requirements;

(xxviii) except for the Underwriters, there is no other person, firm or corporation acting or purporting to act at the request of the Corporation who is entitled to any brokerage, finder's, underwriter's or agency fee in connection with the transactions contemplated hereby;

(xxix) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation

in connection with the sale and delivery of the Shares except as has been obtained or is contemplated hereby;

(xxx) the minute books for the Corporation and the Subsidiary (including in respect of committee meetings) as provided to Stikeman Elliott LLP contain full, true and correct copies of the constating documents of the Corporation and the Subsidiary and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of the directors and shareholders of the Corporation and the Subsidiary and all such meetings were duly called, properly held and all such consent resolutions were properly adopted;

(xxxi) the Corporation has full corporate power and authority to enter into the Purchase Option and to perform its obligations set out therein and the Purchase Option has been duly authorized, executed and delivered by the Corporation and the Purchase Option is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the court and the courts have statutory and inherent powers to stay proceedings before them; and

(C) rights to indemnity and contribution thereunder may be limited under applicable law;

(D) applicable laws regarding limitations of actions; and

(E) the validity, binding nature and enforceability of provisions in the Purchase Option which purport to sever therefrom any provision which is unenforceable or invalid under applicable law without affecting the enforceability or validity of the remainder of the Purchase Option would be determined in the discretion of the court;

(xxxii) to the knowledge of the Corporation, each of Denison Resources Inc. and Denison Mines Inc. has full corporate power and authority to enter into the Arrangement Agreement and to perform its obligations set out therein and the Arrangement Agreement has

been duly authorized, executed and delivered by each of such corporations and the Arrangement Agreement, including in particular but without limitation, the Indemnity Rights, is a legal, valid and binding obligation of each of such corporations enforceable against such corporations in accordance with its terms, subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the court and the courts have statutory and inherent powers to stay proceedings before them; and

(C) rights to indemnity and contribution thereunder may be limited under applicable law;

(D) applicable laws regarding limitations of actions; and

(E) the validity, binding nature and enforceability of provisions in the Arrangement Agreement which purport to sever therefrom any provision which is unenforceable or invalid under applicable law without affecting the enforceability or validity of the remainder of the Arrangement Agreement would be determined in the discretion of the court;

(xxxiii) the Corporation has no reason to believe that the representations and warranties of Calfrac in the Purchase Option are not true and correct as at the date hereof or that Calfrac is in breach of any covenants in the Purchase Option on the date hereof, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Calfrac and its subsidiaries, taken as a whole;

(xxxiv) the Corporation anticipates that it will exercise the Purchase Option following the closing of the Offering and the Corporation is not aware of any reason that is reasonably likely to occur that would cause the acquisition of Calfrac not to be completed as contemplated in the Purchase Option and the Corporation is not aware of any event which has occurred which would provide any of the parties to the Purchase Option with a reasonable basis to terminate or seek a termination of the Purchase Option;

(xxxv) to the knowledge of the Corporation, after due inquiry, the descriptions of the assets and the liabilities of Calfrac as set forth in the Calfrac Financial Statements, including the notes thereto, fairly represent in accordance with generally accepted accounting principles in Canada applied on a consistent basis, the financial position and condition of Calfrac and its results from operations as at the dates thereof and reflect all material liabilities (absolute, accrued, contingent or otherwise) of Calfrac as at the dates thereof and for the periods covered thereby required to be disclosed in accordance with generally accepted accounting principles in Canada; and

(xxxvi) the representations and warranties of the Corporation in the Purchase Option, a true copy of which (including all schedules thereto and agreements relating thereto) has been provided to the Underwriters, are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation.

10. Indemnity

(a) The Corporation (the "**Indemnitor**") shall indemnify and save the Underwriters, and the Underwriters' agents, directors, officers, shareholders and employees, harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Shares), costs, damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters' Counsel expressly for inclusion in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or Supplementary Materials) which is or is alleged to be untrue or any omission or alleged omission to

provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters' Counsel expressly for inclusion in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or Supplementary Materials) contained in the Preliminary Prospectus, Prospectus, U.S. Placement Memorandum or any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section 10(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their Selling Dealer Group members, if any) relating to or materially affecting the trading or distribution of the Shares;

(v) any breach of, default under or non-compliance by the Indemnitor with any requirements of the Applicable Securities Laws, applicable U.S. securities laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto; or

(vi) the Corporation not complying with any requirement of Applicable Securities Laws or applicable U.S. securities laws in connection with the transactions contemplated herein;

(b) Notwithstanding the provisions of Section 10(a), no party who has engaged in any fraud, fraudulent misrepresentation, wilful default or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim

indemnification from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful default or gross negligence;

(c) If any claim contemplated by Section 10(a) shall be asserted against any of the individuals, persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such section, such individual, person or corporation (the "**Indemnified Person**") shall notify the Indemnitor as soon as possible of the nature of such claim (provided that failure to so notify the Indemnitor of the nature of such claim in a timely fashion shall relieve the Indemnitor of liability hereunder only if and to the extent that such failure materially prejudices the Indemnitor's ability to defend such claim) and the Indemnitor shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnitor and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnitor or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 10(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to the Indemnitor (in which case the Indemnitor shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnitor shall not have taken the defence of such proceedings and employed counsel within ten (10) days after receipt of notice of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnitor in writing in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnitor, provided that the Indemnitor shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more

than one separate law firm (in addition to any local counsel) for all such Indemnified Persons;

(d) The Indemnitor hereby waives any rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record, provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters or Underwriters' Counsel expressly for inclusion in the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum or such Supplementary Material;

(e) If any legal proceedings shall be instituted against the Indemnitor in respect of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the offering of Shares, or if any regulatory authority or stock exchange shall carry out an investigation of the Indemnitor in respect of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record or the offering of Shares and, in any such case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnitor shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation;

(f) The rights and remedies of the Indemnified Persons set forth in Sections 10, 11 and 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies;

(g) The Indemnitor hereby acknowledges that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this Section 10 and under Section 11 with respect to all such agents, directors, officers, shareholders and employees;

(h) The Indemnitor waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity;

(i) The rights of indemnity contained in this Section 10 shall not apply if the Corporation has complied with the provisions of Sections 4 and 5 and the person asserting any claim contemplated by this Section 10 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters; and

(j) If the Indemnitor has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnitor copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnitor in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnitor provided that such Indemnified Person shall be reimbursed as contemplated by Section 10(e).

11. Contribution

(a) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnitor on grounds of policy or otherwise, the Indemnitor and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Shares), costs, damages and expenses (including legal or other expenses reasonably

incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur:

(i) in such proportion as is appropriate to reflect the relative benefit received by the Indemnitor on the one hand, and by the party or parties seeking indemnity on the other hand, from the offering of the Shares; or

(ii) if the allocation provided by Section 11(a)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(a)(i) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the Indemnitor, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations;

(b) The relative benefits received by the Indemnitor on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnitor on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Indemnitor or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 10;

(c) The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Shares), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses,

costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim;

(d) The Indemnitor agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this Section 11 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or any other Indemnified Person may have; and

(e) Any liability of the Underwriters under this Section 11 shall be limited to the amount actually received by the Underwriters under Section 2.

12. Expenses

(a) Whether or not the transactions contemplated herein shall be completed, subject to Section 12(c), all costs and expenses of or incidental to the distribution of the Shares shall be borne by the Corporation, including, without limitation, all costs and expenses of or incidental to the preparation, filing and reproduction of the Preliminary Prospectus, the Prospectus, the U.S. Placement Memorandum, any Supplementary Materials, the fees and expenses of the Corporation's counsel, the costs relating to road show meetings and presentations (including all printing and travel costs for employees of the Corporation), listing fees, the fees and expenses of agent counsel retained by the Corporation's counsel, the fees and expenses of the Corporation's auditors and the Corporation's engineers, translation costs, the fees and expenses related to any newspaper advertisements and all other costs and expenses relating to this transaction, other than those set forth in Section 12(c) hereof to be paid by the Underwriters;

(b) If the Offering is not completed due to any reason whatsoever, including, without limitation, the inability or unwillingness of the Corporation or due to any of the Underwriters exercising the termination rights set forth herein, the Corporation shall be responsible for the fees and expenses of counsel to the Underwriters (on a solicitor and his own client basis) and the reasonable out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of any experts retained by the Underwriters in connection therewith), information meetings and travel (collectively, the "**Underwriters' Expenses**"); provided, however, that if the purchase and

sale of the Shares is not completed in accordance with the terms hereof by reason of a breach by or default of the Underwriters, the Underwriters shall be responsible for the Underwriters' Expenses;

(c) If the Offering is completed, the Underwriters shall be responsible for the Underwriters' Expenses; and

(d) If the Underwriters are entitled to reimbursement for Underwriters' Expenses hereunder, the Corporation shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses. The Underwriters shall present reasonable evidence of the Underwriter's Expenses to the Corporation as soon as is practicable following the termination of the Offering and the Corporation shall reimburse the Underwriters within 30 days of receipt of reasonable evidence of the Underwriters' Expenses.

13. Termination

(a) Each of the Underwriters may, without liability, terminate its obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any governmental action, law, regulation, inquiry or other occurrence of any nature whatsoever which, in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects or involves, or may seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation or Calfrac;

(ii) the state of the financial markets is such that the Shares cannot in the reasonable opinion of the Underwriter be profitably marketed;

(iii) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of the Shares is made, or any proceedings are announced, commenced or threatened for the making of any such order, by any stock exchange, Securities Commission or similar regulatory (including the SEC) or judicial authority (other than as a result of any act or omission of such Underwriter contrary to the terms of this

Agreement), and the same has not been rescinded, revoked or withdrawn;

(iv) the Corporation is in breach or non-performance of or default under a material covenant, representation, warranty, term or condition of the Corporation contained herein that has not been waived or rectified or remedied to the satisfaction of the Underwriter;

(v) any inquiry, investigation or other proceeding (whether formal or informal) in relation to the Corporation or its directors or senior officers is announced, commenced or threatened by any stock exchange, Securities Commission or similar regulatory (including the SEC) or judicial authority (unless based on the activities or alleged activities of an Underwriter or its agent), or there is any change in law, regulation or policy or the interpretation or administration thereof, and the same has not been rescinded, revoked or withdrawn, if, in the sole opinion of the Underwriter, acting reasonably, the inquiry, investigation or other proceeding, change, announcement, commencement or threatening thereof materially prevents or restricts or may materially prevent or restrict the trading or distribution of the Shares or would be expected to have a material adverse effect on the market price or value of the Shares;

(vi) there should occur any material change (actual, contemplated or threatened), change in any material fact, occurrence or event of the nature referred to in Section 7(a) or any development that could result in such a material change (actual, contemplated or threatened), change in any material fact, occurrence or event, which, in the sole opinion of the Underwriter, could reasonably be expected to have a material adverse effect on the market price or value of the Shares or the marketability of the Shares;

(vii) the Underwriter shall become aware of any adverse material change (actual, contemplated or threatened) or adverse material fact with respect to the Corporation or Calfrac which has not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof, and, in the case of an adverse material change or adverse material fact with respect to Calfrac, the Corporation shall not have either terminated the Purchase Option in accordance with its terms or renegotiated the terms of the Purchase Option on terms and conditions satisfactory to the Underwriter in its sole discretion; or

(viii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof, and such change, in the sole opinion of the Underwriter, could reasonably be expected to have a material adverse effect on the market price or value of the Shares.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in Section 13(a) or Section 14 or Section 20 notwithstanding any material change, change, event or state of facts (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Section 13(a) or Section 14 or 20 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance; and

(c) Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Section 10, 11, 12 or 20. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

14. Closing Documents

The following are conditions precedent to the obligations of the Underwriters to complete the transactions contemplated in this Agreement:

(a) There shall be delivered to the Underwriters legal opinions of the Corporation's Counsel and Calfrac's counsel, as applicable, and the Underwriters' Counsel addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Shares, including, without limitation, that:

(i) the Corporation has been duly continued and is validly existing under the ABCA and has all requisite corporate power and authority to carry on its business and to own its properties and

assets and is in good standing in each jurisdiction in which the conduct of its business requires such qualification, except to the extent that the failure to be so licensed, registered or qualified or be in good standing would not have a material adverse effect on the Corporation (taken as a whole);

(ii) Calfrac has been duly incorporated and is validly existing under the ABCA and has all requisite corporate power and authority to carry on its business and to own its properties and assets and is in good standing in each jurisdiction in which the conduct of its business requires such qualification, except to the extent that the failure to be so licensed, registered or qualified or be in good standing would not have a material adverse effect on Calfrac (taken as a whole);

(iii) the Corporation has full corporate power and capacity to enter into this Agreement and the Purchase Option and to perform its obligations set out herein and therein, and this Agreement and the Purchase Option have been duly authorized, executed and delivered by the Corporation and constitute (subject to the usual qualifications) legal, valid and binding obligations of the Corporation enforceable against the Corporation;

(iv) Calfrac has full corporate power and capacity to enter into the Purchase Option and to perform its obligations set out therein, and the Purchase Option have been duly authorized, executed and delivered by Calfrac and constitutes (subject to the usual qualifications) a legal, valid and binding obligation of Calfrac enforceable against Calfrac;

(v) the execution and delivery of this Agreement and the Purchase Option, the performance and compliance with the terms of this Agreement and the Purchase Option and the sale of the Shares by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (A) any applicable laws (including Applicable Securities Laws); (B) any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation or the Subsidiary; (C) to the knowledge of counsel, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Subsidiary is a party or by which the Corporation or the Subsidiary is bound on the Closing Date; or

(D) to the knowledge of such counsel, any judgement, decree, order, statute, rule or regulation applicable to the Corporation or the Subsidiary, which breach or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and the Subsidiary (taken as a whole);

(vi) the execution and delivery of the Purchase Option and the performance and compliance with the terms of the Purchase Option by Calfrac do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (A) any applicable laws (including Applicable Securities Laws); (B) any term or provision of the articles, by-laws or resolutions of the directors or shareholders of Calfrac or its subsidiaries; (C) to the knowledge of counsel, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which Calfrac or its subsidiaries is a party or by which Calfrac or its subsidiaries is bound on the Closing Date; or (D) to the knowledge of such counsel, any judgement, decree, order, statute, rule or regulation applicable to Calfrac or its subsidiaries, which breach or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Calfrac and its subsidiaries (taken as a whole);

(vii) all necessary action has been taken by the Corporation to validly allot and issue to the Underwriters the Shares;

(viii) the Shares, when delivered and sold in accordance with this Agreement, will be duly and validly created and issued as fully paid and non-assessable Common Shares;

(ix) the form and terms of the certificates representing the Shares have been approved by the directors of the Corporation and comply with all legal requirements relating thereto;

(x) no consent, approval, authorization or order of or qualification with any governmental or regulatory body or agency in the Province of Alberta (or pursuant to the federal laws of Canada applicable therein) is required to be obtained by the Corporation for the offer and sale of the Shares by the Underwriters in the manner contemplated hereby, except such as have been obtained;

(xi) the Corporation has the necessary corporate power and authority to execute and deliver the Prospectus and the U.S. Placement Memorandum and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by or on behalf of the Corporation of the Prospectus and the U.S. Placement Memorandum and the filing thereof, as the case may be, in each of the Qualifying Provinces or the U.S. in accordance with Applicable Securities Laws and applicable U.S. securities laws;

(xii) the authorized and issued capital of the Corporation, the attributes of the Shares and the agreements in connection with the Reorganization and Acquisition conform in all material respects with the description thereof in the Prospectus;

(xiii) the authorized and issued capital of Calfrac;

(xiv) the Shares, when issued, will be qualified investments as set out under the heading "Eligibility for Investment" in the Prospectus;

(xv) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws in order to qualify the Shares for distribution and sale to the public in each of the Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xvi) all laws of the Province of Québec relating to the use of the French language (other than those relating to oral communications) will have been complied with in connection with the sale of the Shares to purchasers in the Province of Québec if such purchasers receive copies of the Prospectus and of all documents which constitute the contract of sale, including forms of order and confirmation, invoices and receipts, in the French and English language or the French language only;

(xvii) the Corporation is a reporting issuer in each of the Qualifying Provinces and is not on the list of defaulting issuers maintained by the Securities Commissions of each of such provinces;

(xviii) the issuance of the Shares has been conditionally approved by the Exchange and the Shares have been conditionally accepted for listing upon the Exchange subject to any applicable filing requirements;

(xix) to the knowledge of counsel, other than as disclosed in the Prospectus, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation or the Subsidiary at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency which may in any way materially adversely affect the business, operations or condition (financial or otherwise) of the Corporation and the Subsidiary (taken as a whole); and

(xx) the Arrangement has become effective in accordance with its terms;

and as to all other legal matters, including compliance with Applicable Securities Laws, in any way connected with the issuance, sale and delivery of the Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than Alberta or Canada and on certificates of officers of the Corporation, the transfer agent and the auditors of the Corporation and Calfrac as to relevant matters of fact. It is further understood that the Underwriters' Counsel may rely on the opinion of the Corporation's Counsel as to matters which specifically relate to the Corporation and the Shares, including the issuance of the Shares;

(b) There shall be delivered to the Underwriters at the Closing Time, favourable legal opinions by a recognized United States counsel acceptable to the Underwriters, acting reasonably, in form and substance reasonably satisfactory to the Underwriters, to the effect that no registration of the Shares under the U.S. Securities Act is required for the offer, sale and delivery of the Shares to the Underwriters and the initial resale of the Shares by the Underwriters through their U.S. broker dealer affiliates in the United States;

(c) There shall be delivered to the Underwriters a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by any two senior officers of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) except for changes contemplated by this Agreement, the representations and warranties of the Corporation set forth in this Agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in Sections 7(a), 7(b) or 13(a)(iii), (iv), (v) or (vi) has occurred or to the knowledge of such officers is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary.

(d) There shall be delivered to the Underwriters a comfort letter of each of the auditors referred to in Section 5(d) addressed to the Underwriters and dated the Closing Date, in the format satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in Section 5(d) hereof up to the Closing Time, which comfort letters shall be based on a review having a cut off date not more than two Business Days prior to the Closing Date;

(e) No ruling, order or determination shall have been issued and no proceeding for the same shall have been commenced or threatened and the Underwriters shall be satisfied, acting reasonably, that no circumstances shall exist preventing or materially and adversely affecting the performance of the Purchase Option by the parties thereto or the completion of the transactions contemplated by the Purchase Option in accordance with the terms thereof;

(f) There shall be delivered to the Underwriters evidence satisfactory to the Underwriters that the Corporation has obtained all necessary approvals of the Exchange for the issuance and listing of the Shares subject only to the filing of documents which may be required by the Exchange;

(g) There shall be delivered to the Underwriters a duly executed undertaking in the form attached hereto as Schedule B;

(h) The Underwriters, acting reasonably, shall be satisfied that there is no reason that the Acquisition cannot be completed;

(i) The Underwriters shall have obtained satisfactory results of all due diligence investigations relating to any Supplementary Material;

(j) Each of Matco, Matco Investments, Douglas R. Ramsay, Gordon A. Dibb and Robert S. Roberts shall have entered into an agreement in form and substance reasonably satisfactory to the Underwriters, as described in the Prospectus under the heading "Plan of Distribution"; and

(k) There shall be delivered to the Underwriters such other certificates and documents as the Underwriters may request, acting reasonably.

15. Deliveries

The sale of the Shares, if any, shall be completed at the Closing Time at the offices of the Corporation's Counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in Section 14, the Underwriters, at the Closing Time, shall deliver by wire transfer to the Corporation in immediately available Canadian funds, the amount of $125,000,060 (after deduction of any wire and other charges) against delivery by the Corporation of:

(a) the opinions, certificates and documents referred to in Section 14;

(b) definitive certificates representing, in the aggregate, all of the Shares registered in such name or names as the Underwriters shall notify the Corporation in writing not less than twenty-four (24) hours prior to the Closing Time; and

(c) a certified cheque or bank draft payable to Peters & Co. Limited representing the fee provided for in Section 2;

provided however that the payment to Peters & Co. Limited pursuant to paragraph (c) may be made by way of set-off against the payment to be made to the Corporation in this paragraph 15.

16. Due Diligence

During the period from the date hereof until completion of the distribution of the Shares, the Corporation shall allow the Underwriters to participate fully in the preparation of the Prospectus, the U.S. Placement Memorandum and any Supplementary Material and allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to responsibly execute the certificate in the Prospectus, the U.S. Placement Memorandum and any Supplementary Material required to be executed by the Underwriters.

17. Restrictions on Offerings

During the period commencing on the date hereof and ending on the day which is 120 days following the Closing Date, the Corporation shall not, without the prior written consent of Peters & Co. Limited on behalf of (and after consultation with) the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, offer, nor announce the offering of, nor make any agreement to issue any additional Common Shares or securities convertible or exercisable into Common Shares (other

than for purposes of the stock option plan of the Corporation or pursuant to any presently outstanding rights or agreements or other convertible securities).

18. Offering in the United States.

(a) For the purposes of this Agreement, the following terms will have the meanings indicated:

(i) "**Directed Selling Efforts**" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(ii) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(iii) "**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

(iv) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

(v) "**Regulation D**" means Regulation D promulgated under the U.S. Securities Act;

(vi) "**Regulation S**" means Regulation S promulgated under the U.S. Securities Act;

(vii) "**Rule 144A**" means Rule 144A promulgated under the U.S. Securities Act;

(viii) "**SEC**" means the United States Securities and Exchange Commission;

(ix) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as defined in Regulation S;

(x) "**U.S. Exchange Act**" means the *United States Securities Exchange Act* of 1934, as amended;

(xi) "**U.S. Placement Memorandum**" means (i) the Preliminary Prospectus supplemented with wrap pages dated the date of the Preliminary Prospectus describing restrictions imposed under the U.S. Securities Act; and (ii) the Prospectus supplemented with wrap pages dated the date of the Prospectus describing restrictions imposed under the U.S. Securities Act; and

(xii) "**U.S. Securities Act**" means the *United States Securities Act* of 1933, as amended.

(b) The Underwriters may offer and sell the Shares within the United States on the terms and subject to the conditions of this Section 18. In connection therewith, the Corporation represents, warrants and covenants that:

(i) the Corporation is a "foreign issuer" (within the meaning of Regulation S) and reasonably believes there is no Substantial U.S. Market Interest with respect to the Shares;

(ii) none of the Corporation, Matco, their respective affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. affiliates of the Underwriters ("**U.S. Affiliates**"), or any members of the banking and selling group formed by them (collectively, the "**Selling Firms**"), as to whom the Corporation makes no representation), has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Shares;

(iii) the Corporation is not, and following the application of the proceeds of the sale of the Shares in the manner described in the Prospectus will not be, an open-end investment company, unit investment trust or face amount certificate company that is or is required to be registered or a closed-end investment company that is required to be, but is not, registered under Section 8 of the *United States Investment Company Act* of 1940, as amended;

(iv) none of the Corporation, Matco, their respective affiliates or any person acting on its or their behalf (other than the Underwriters, U.S. Affiliates, or any of the Selling Firms, as to whom the Corporation makes no representation), has engaged in any form of

General Solicitation or General Advertising or in any conduct involving an offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Shares or any security convertible or exchangeable into Common Shares in the United States within the six month period prior to the date of this Agreement;

(v) so long as any of the Shares resold pursuant to Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(k) under the U.S. Securities Act, the Corporation will, if it no longer is subject to the reporting requirements of Section 13 or Subsection 15(d) of the *U.S. Exchange Act* or the information furnishing requirements of Rule 12g3-2(b) thereunder or if it is subject to such reporting requirements and fails to comply therewith, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A) to a Qualified Institutional Buyer which is a holder of the restricted securities;

(vi) none of the Corporation, Matco or their respective affiliates will take any action that would cause the registration exemptions in Regulation S or Rule 144A to be unavailable for the offer and sale of the Shares pursuant to this Agreement;

(vii) the Common Shares are not, and as of the Time of Closing the Common Shares will not be, and no securities of the same class as the Common Shares are or will be, listed on a national securities exchange in the United States, registered under Section 6 of the *U.S. Exchange Act*, quoted in an "automated inter-dealer quotation system", as such term is used in the *U.S. Exchange Act*, or convertible or exchangeable at an effective conversion premium (calculated as specified in Section (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted;

(viii) the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws; and

(ix) the Corporation will notify Computershare Trust Company of Canada as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

(c) Each Underwriter acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, each Underwriter separately and not jointly represents, warrants and covenants, and will cause its U.S. Affiliates to comply with such representations, warranties and covenants, that:

(i) it has not offered or sold, and will not offer or sell, any Shares constituting part of its allotment within the United States except as provided in this Section 18 or outside of the United States in accordance with Rule 903 of Regulation S. Accordingly, neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or any Directed Selling Efforts with respect to the Shares, except as permitted in this Section 18;

(ii) neither it nor any of its affiliates nor any person acting on its or their behalf has or will engage in any form of General Solicitation or General Advertising or in any conduct involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with its offers or sales of the Shares in the United States;

(iii) all offers and sales of the Shares in the United States will be effected through its U.S. Affiliate duly registered under the *U.S. Exchange Act* and all applicable state securities laws, in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

(iv) each U.S. Affiliate which is purchasing Shares in the United States is a Qualified Institutional Buyer and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(v) it has not used and will not use any written material other than the U.S. Placement Memorandum relating to the offering of the Shares in the United States, and it agrees to deliver, through the U.S. Affiliates, a copy of the U.S. Placement Memorandum to each person in the United States purchasing Shares in an initial resale transaction in the United States;

(vi) any offer, sale or solicitation of an offer to buy Shares that has been made or will be made in the United States was or will be made only to a person it reasonably believes to be a Qualified Institutional Buyer or an Institutional Accredited Investor who is acquiring the Shares (i) for its own account or (ii) for the account of a Qualified Institutional Buyer or an Institutional Accredited Investor, as the case may be, with respect to which it exercises sole investment discretion in a transaction that is exempt from registration under the U.S. Securities Act;

(vii) all purchasers of Shares who are buying such shares pursuant to Rule 144A shall be informed that the Shares are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A;

(viii) immediately prior to soliciting such offerees, the Underwriter has reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Institutional Accredited Investor, as the case may be;

(ix) prior to completion of any sale of Shares in the United States, each U.S. Purchaser thereof (a "**U.S. Purchaser**") that is a Qualified Institutional Buyer will be deemed to have provided the representations, warranties and covenants in the U.S. Placement Memorandum; and

(x) prior to any sale of Shares in the United States, it caused each U.S. Purchaser that is an Institutional Accredited Investor to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to the form set out in Schedule C.

(d) Each Underwriter agrees that:

(i) prior to the Closing Date, it will request Peters & Co. Limited to provide Computershare Trust Company of Canada with a list of all purchasers of Shares in the United States;

(ii) at closing, it, together with its U.S. Affiliate selling Shares in the United States, will provide a certificate, substantially in the form of Schedule A to this Agreement relating to the manner of the offer and sale of the Shares in the United States;

(iii) if the Underwriters authorize any member of the Selling Dealer Group (if any) to offer and sell Shares in the United States through the U.S. Affiliates, the Underwriters will cause each such firm to acknowledge in writing, for the benefit of the Corporation, its agreement to be bound by the provisions of this Section 18 in connection with all offers and sales of the Shares in the United States. The Underwriters have not made and will not make any other contractual arrangement for the distribution of the Shares in the United States without the prior written consent of the Corporation; and

(iv) it understands that all Shares sold in the United Shares as part of this Offering will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF DENISON ENERGY INC. (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO THE CORPORATION.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN

COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

If the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the common shares to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the *Securities Act*, as amended) of the Corporation, (2) the offer of such common shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such common shares. Terms used herein have the meanings given to them by Regulation S.";

If the Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws.

(e) It is understood and agreed by the Underwriters that the Shares may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the U.S. Placement Memorandum and by purchasing Shares, each purchaser shall be deemed to have represented

and warranted for the benefit of the Corporation and the Underwriters that:

(i) it is a Qualified Institutional Buyer and acknowledges that the sale of Shares to it is being made in reliance on Rule 144A, and it is acquiring such Shares for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion;

(ii) it understands and acknowledges that the Shares will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such Shares, the same may be resold, pledged or otherwise transferred only (A) to the Corporation, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to that effect;

(iii) it understands that all Shares sold in the United States as part of this offering will bear a legend as set out in paragraph (d)(iv) of this Section 18; and

(iv) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Shares.

19. Notices

Any notice under this Agreement shall be given in writing and either sent by facsimile or hand delivered to the party to receive such notice at the address indicated below:

(a) to the Corporation at:

Denison Energy Inc.
400, 407 - 8th Avenue S.W.
Calgary, Alberta
T2P 1E5

Attention:	Mr. David M. McGoey
Facsimile No:	(403) 294-9112

with a copy to:

Bennett Jones LLP
#4500, 822 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention:	Mr. Paul M. Farion
Facsimile No.:	(403) 265-7219

(b) to the Underwriters at:

Peters & Co. Limited
#3900, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention:	Mr. Michael J. Tims
Facsimile No.:	(403) 261-7570

and to:

FirstEnergy Capital Corp.
#1600, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention:	Mr. Nicholas J. Johnson
Facsimile No.:	(403) 262-0688

RBC Dominion Securities Inc.
1100 Bankers Hall West
888 - 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention:	Mr. William Sembo
Facsimile No.:	(403) 299-6901

with a copy to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention:	Mr. C.W. Nixon
Facsimile No.:	(403) 266-9034

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by fax transmission to the address, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by fax transmission shall, if sent on a Business Day before 4:00 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

20. Conditions

(a) All terms and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions shall entitle the Underwriters to terminate their obligations to purchase the Shares by written notice to that effect given to the Corporation on or prior to the Closing Date. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing; and

(b) All terms and conditions of this Agreement to be performed by the Underwriters shall be construed as conditions, and any breach or failure to comply with any material terms and conditions shall entitle the Corporation to terminate its obligation to sell the Shares by written notice to that effect given to the Underwriters on or prior to the Closing Date. The Corporation may waive in whole or in part any breach of, default under or noncompliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Corporation only if the same is in writing.

21. Survival of Representations and Warranties

It is understood that all warranties, representations, covenants and agreements herein contained or contained in certificates or documents submitted pursuant to or in connection with the transaction provided for herein shall survive the issuance of the Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Corporation and the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto and regardless of whether transactions contemplated herein have been completed.

22. Several Liability of Underwriters

The Underwriters' rights and obligations under this Agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Shares set forth opposite its name in this Section 22; and

(b) if any one or more of the Underwriters does not purchase its applicable percentage of the total number of Shares, the other Underwriters who shall be willing and able to purchase their own applicable percentages of the total number of Shares shall be relieved of their obligations hereunder,

provided that, notwithstanding the provisions of Section (b) of this Section 22, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Shares shall have the right, but not the obligation, to purchase the total number of Shares. Nothing in this Section 22 shall obligate the Corporation to sell less than all of the Shares to the Underwriters.

The applicable percentage of the total number of Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Peters & Co. Limited 50%
FirstEnergy Capital Corp. 25%
RBC Dominion Securities Inc. 25%

23. Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by Peters & Co. Limited, which shall represent the Underwriters and which has the authority to bind the Underwriters except in respect of a notice of termination given pursuant to Section 13, which notice may be given by any Underwriter, or an agreement of settlement given under Section 10, which may be given only by the Underwriter affected thereby. Peters & Co. Limited shall consult with the other Underwriters with respect to any such notice or other communication. Acceptance of this offer by the Corporation shall constitute its authority for accepting notification of any such matters from Peters & Co. Limited.

24. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

25. Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledges and agrees that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the Corporation; and (iii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflict with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

26. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.

27. Time of the Essence

Time shall be of the essence of this Agreement.

28. Counterpart Execution

This Agreement may be executed in one or more counterparts and by facsimile each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

29. Further Assurances

Each party to this agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

30. Distributions

The Corporation agrees that it will not prior to the Closing Date declare or pay out any dividends to shareholders of the Corporation or set any record date in respect thereof.

31. Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Peters & Co. Limited.

PETERS & CO. LIMITED

By: *"Michael J. Tims"*
Name: Michael J. Tims

FIRSTENERGY CAPITAL CORP.

By: *"Nicholas J. Johnson"*
Name: Nicholas J. Johnson

RBC DOMINION SECURITIES INC.

By: *"Robert D. Hallett"*
Name: Robert D. Hallett

ACCEPTED AND AGREED TO as of March 10, 2004.

DENISON ENERGY INC.

By: *"Gregory S. Fletcher"*
Name: Gregory S. Fletcher

SCHEDULE A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Shares of Denison Energy Inc. (the "**Corporation**") pursuant to the underwriting agreement dated March 10, 2004 among the Corporation and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify in favour of the Corporation as follows:

I. Peters & Co. Equities Inc. (the "**U.S. Affiliate**") is a duly registered broker or dealer with the United States Securities and Exchange Commission (the "**SEC**") and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof and all offers and sales of Securities in the United States will be effected by the U.S. Affiliate in accordance with U.S. broker-dealer agreements;

II. each offeree was provided with a copy of the U.S. Placement Memorandum for the offering of the Shares in the United States, and no other written material has been or will be used;

III. immediately prior to our transmitting such U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each such offeree who is a U.S. person purchasing Shares from us is, either a "qualified institutional buyer", as defined in Rule 144A under the *Securities Act* of 1933, as amended (the "**1933 Act**"), or an institutional "accredited investor" as defined in Rule 501 of Regulation D under the *1933 Act* (an "**Institutional Accredited Investor**");

IV. no form of general solicitation or general advertising (as those terms are used in Regulation D under the *1933 Act*) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

V. prior to any sale of Shares to an Institutional Accredited Investor in the United States, we caused such U.S. Purchaser to sign a U.S. Purchaser's letter containing representations, warranties and agreements to the Corporation substantially similar to those set forth in Schedule C to the Underwriting Agreement;

VI. neither we nor any member of the Selling Dealer Group (as defined in the Underwriting Agreement), nor any of our or their affiliates, have taken or will

take any action which would constitute a violation of Regulation M of the SEC under the *United States Securities Exchange Act* of 1934, as amended; and

VII. the offering of the Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

Dated ●, 2004.

PETERS & CO. LIMITED

By: ______________________________

Name: ●

Title: ●

PETERS & CO. EQUITIES INC.

By: ______________________________

Name: ●

Title: ●

SCHEDULE B

UNDERTAKING RE FURTHER SALES

●, 2004

Peters & Co. Limited
FirstEnergy Capital Corp.
RBC Dominion Securities Inc.

Dear Sirs:

The undersigned understand that Denison Energy Inc. (the "**Corporation**") proposes to engage you as underwriters in connection with the proposed offering of Common Shares by way of a final prospectus dated today to be filed in each of the provinces of Canada. Capitalized terms used but not defined in this letter have the meanings given them in the prospectus.

Each of the undersigned is a significant registered or beneficial holder of Common Shares and is providing this letter to you as an inducement for you conducting the underwriting contemplated by the prospectus.

During the period commencing on the date of this letter and ending on a day that is 180 days following the Closing Date, none of the undersigned will, directly or indirectly, without the prior written consent of Peters & Co. Limited (which consent will not be unreasonably withheld), authorize, issue, offer, sell, contract to sell or grant any option to purchase any Common Shares of the Corporation or any securities convertible into, exchangeable for or giving the right to purchase any Common Shares of the Corporation, or announce any intention to effect the foregoing, other than the sale or transfer or grant of any option to purchase any Common Shares of the Corporation to a bona fide full time employee of the Corporation.

Yours truly,

MATCO CAPITAL LTD.

By: ______________________________

Name: ●

Title: ●

SCHEDULE C

FORM OF U.S. PURCHASER'S LETTER

Denison Energy Inc.
40 Dundas Street West, Suite 320
Toronto, Ontario
M5G 2C2

Attention: Mr. E. Peter Farmer, President and Chief Executive Officer

Dear Sirs:

In connection with our proposed purchase of Common Shares (the "**Shares**") of Denison Energy Inc. (the "**Corporation**"), we confirm and agree as follows:

(a) we are authorized to consummate the purchase of the Shares;

(b) we understand that the Shares have not been and will not be registered under the *United States Securities Act* of 1933, as amended (the "**U.S. Securities Act**"), and that the sale contemplated hereby is being made to Institutional Accredited Investors (as defined in paragraph (c) below) in reliance on a private placement exemption;

(c) we are an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act ("**Institutional Accredited Investor**") and are acquiring the Shares for our own account or for one or more investor accounts for which we are acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor;

(d) we agree that if we decide to offer, sell or otherwise transfer or pledge all or any part of the Shares, we will not offer, sell or otherwise transfer or pledge any of such Shares (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

(i) the sale is to the Corporation; or

(ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

(iii) the sale is made pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder; or

(iv) the sale is made in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A; or

(v) the Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of Shares, and we have furnished to the Corporation an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to that effect; or

(vi) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in this purchaser's letter (except that such subsequent purchaser's letter need not contain the representation set forth in paragraph (f) below) is executed by the subsequent purchaser and delivered to the Corporation prior to the sale;

(e) we understand and acknowledge that the Shares are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the certificates representing the Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear on the face of such certificates the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF DENISON ENERGY INC. (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION

AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO THE CORPORATION.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

If the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Corporation may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the common shares to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Corporation, (2) the offer of such common shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such common shares. Terms used herein have the meanings given to them by Regulation S.";

if the Shares are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f) we have received a copy of the U.S. Placement Memorandum (as defined in the Underwriting Agreement) and we have been afforded the opportunity (i) to ask such questions as we have deemed necessary of, and to receive answers from, representatives of the Corporation concerning

the terms and conditions of the offering of the Shares and (ii) to obtain such additional information which the Corporation possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and that we have considered necessary in connection with our decision to invest in the Shares;

(g) we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, as those terms are used in Regulation D under the U.S. Securities Act including, without limitation, advertisements, articles, notices and other communications published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(h) we understand and acknowledge that the Corporation (i) is under no obligation to be or to remain a "foreign issuer," (ii) may not, at the time we sell the Shares or at any other time, be a "foreign issuer," and (iii) may engage in one or more transactions which could cause the Corporation not to be a "foreign issuer." If the Corporation is not a "foreign issuer" at the time of any sale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

We acknowledge that the representations and warranties and agreements contained herein are made by us with the intent that they may be relied upon by you and by the U.S. Affiliate, in determining our eligibility or (if applicable) the eligibility of others on whose behalf we are contracting hereunder to purchase the Shares. We further agree that by accepting the Shares we shall be representing and warranting that the foregoing representations and warranties are true as at the closing time with the same force and effect as if they had been made by us at the closing time and that they shall survive the purchase by us of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by us of the Shares.

You and the U.S. Affiliate are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Dated ●.

[Name of Purchaser]

By:

Name: ●

Title: ●

McCLEAN NORTH URANIUM DEPOSIT

REPORT ON RESERVES

based on

PRE-FEASIBILITY STUDY

DEVELOPMENT USING

HYDRAULIC BOREHOLE MINING METHOD

November 29 2003

Andrew C. Rickaby
William C. Kerr (PGeo, Ont. 0120)
(PGeo, Sask. 12624)
Gary A. Cohoon (PGeo, Ont. 0633)

DENISON ENERGY INC.
Atrium on Bay
40 Dundas Street West, Suite 320
Toronto, Ontario M5G 2C2

2 TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

3 EXECUTIVE SUMMARY

Denison Energy Inc. ("Denison") holds a 22.5% interest in the McClean Lake Joint Venture ("McClean Joint Venture"). Cogema Resources Inc. ("Cogema") holds a 70% interest in and is the operator of the Joint Venture. The Joint Venture holds title to mining claims and leases in northeastern Saskatchewan, approximately 750 kilometres north of Saskatoon which are host to unconformity-type uranium deposits which are currently being exploited by the Joint Venture.

The Joint Venture owns the JEB Mill which is a uranium processing facility, commissioned in 1999, which is licensed to produce eight million pounds of U_3O_8 per year. The JEB Mill is currently processing ore from stockpiled material from the Sue C and JEB deposits, located on the property. Mining of the Sue A, B and E deposits is scheduled to provide future feed in the period 2005 to 2009. An agreement is in place for the JEB Mill to process ore and produce up to 9.2 million pounds of U_3O_8 per year under a toll milling arrangement, from the Cigar Lake deposit, owned by the Cigar Lake Joint Venture. A production capacity increase to 12 million pounds U_3O_8 per year will be financed by the Cigar Lake Joint Venture. Implementation of this agreement is dependent on development of Cigar Lake receiving regulatory approval and a production decision by the Cigar Lake Joint Venture. Mining and processing schedules and costs used in the current report assume that the JEB Mill expansion will take place in 2005 and that processing of Cigar Lake ore will begin in 2006.

The McClean North deposit is part of a trend of uranium mineralization which strikes 070° to 090° in the southwestern portion of the McClean Lake Property. Uranium mineralization is located primarily within highly altered sandstones or regolith of the Athabasca Formation immediately above the Aphebian basement. The trend of mineralization extends over a distance of one kilometre and within that trend there are a number of pods of significantly higher-grade mineralization. The economics of four of those pods have been examined in this report and three of the pods (Pods 1E, 2 and 5) form the probable reserves.

The deposit has, in the past, been considered for development by underground mining methods and reserves have previously been reported assuming underground development. An initial review documented by Denison in mid 2003 indicated that, as a result of changes in technology and economics, since the previous feasibility study in 1990, development may be more economic using Borehole Mining methods.

The results of metallurgical studies which formed part of previous feasibility studies are summarized in this report and costing information has been updated to reflect current operations at the JEB Mill. The metallurgy of McClean North is very similar to that of the Sue deposits which are currently being processed or are scheduled for processing at the JEB Mill.

Denison requested that Layne Christensen Canada Limited ("Layne") and Golder Associates Ltd. ("Golder") examine, at a prefeasibility level, the geotechnical and economic parameters related to production from McClean North using hydraulic borehole mining technology. A copy of the report prepared jointly by Layne and Golder is included as Appendix 2.

The mining method proposed ("hydraulic borehole mining") involves:

- Drilling access holes of 61 centimetre diameter from surface through the ore
- Use of an expandable reamer to ream the ore to a 1.5 metre diameter

- Use of jetting technology, including an "air shroud" to expand the mined cavity to its ultimate diameter which is projected to be four metres
- Extraction of ore from the bottom of the cavity using "airlift" technology
- Separation of ore from drilling fluids in a surface separation plant
- Backfilling of the ore cavity with cement and the access drill hole with aggregate.

On the basis of the studies presented in this report the writers have prepared the estimate of Probable Reserves presented in Table 1, on a 100% basis, for McClean North.

Table 1 : McClean North Probable Reserves – 100% basis

Pod	**Number of Holes to Access Ore**	**Diluted Probable**		**U_3O_8**
		Tonnes x 1,000	**Grade U_3O_8 %**	**lbs. x 1,000**
Pod 1E	73	14.7	8.14	2,637
Pod 2	68	17.5	3.72	1,438
Pod 5	32	5.1	4.34	488
Total	**173**	**37.3**	**5.54**	**4,563**

Major assumptions which were involved in developing this estimate include:

- A uranium price of $Cdn 22 per pound U_3O_8
- Meeting regulatory and permitting requirements in a timely manner
- Processing of Cigar Lake ore beginning in 2006 which will permit economies of scale for milling and other costs.
- Processing of ore in conjunction with ore from Sue A, B, and E beginning in 2006
- Costs and schedules developed in the current prefeasibility study and documented in this report
- Integrity of the survey database for hole locations and down-hole deviations

The Layne Golder study includes recommendations for additional work prior to and part of a bankable feasibility study in order to further evaluate four principal aspects of the mining system. The recommendations address the following:

- "Cutability": Two boreholes are recommended to provide core samples for testing to determine the optimum cutting pressures and the anticipated cutting rates.
- Air Shroud: Detailed design work and bench testing is recommended to determine the optimum pressure and flow rate of the compressed air as well as the effective distance of the air shroud.
- Expandable Reamer: A complete review of existing technology and design of reamers is recommended followed by bench testing.
- Pilot Test: A pilot test is recommended to provide confirmation of the equipment designs and production rates.

The hydraulic borehole mining method offers potential for the development of other high-grade, but small, deposits with better economics than open pit or underground extraction. The writers recommend that historic exploration results be reviewed to identify other candidates for similar exploitation. One such occurrence, on the Caribou trend is proposed by the writers as the location of a pilot test.

4 INTRODUCTION TERMS OF REFERENCE AND SCOPE

4.1 Introduction

Denison Energy Inc. ("Denison") holds a 22.5% participating interest in the McClean Lake Joint Venture ("McClean Joint Venture") which owns a uranium processing facility ("JEB Mill") and holds title to mining claims and leases ("McClean Lake Property") which are host to uranium deposits and prospects in northeastern Saskatchewan. Cogema Resources Inc. ("Cogema") holds a 70% interest in and is the operator of the McClean Joint Venture. Cogema is a wholly owned subsidiary of Cogema S.A., incorporated in France ("Cogema Group") which in turn is a wholly owned subsidiary of Areva S.A. also incorporated in France. ("Areva Group"). The remaining 7-5% interest is held by OURD (Canada) Co., Ltd. ("OURD").

The JEB Mill, which has a nominal capacity for the production of six million pounds per year of U_3O_8, began operation in 1999 and has been processing ore mined from the JEB and Sue C pits located on the McClean Lake property. In 2001 the JEB Mill received a four-year operating licence that will allow it to increase its annual production limit from six to eight million pounds U_3O_8. The increase gives the mill more flexibility in its operation and better reflects the plant's actual capacity. A mill expansion is planned, subject to regulatory approval, to further increase capacity to 12 million pounds of U_3O_8 by 2006.

An agreement has been signed with the Cigar Lake Joint Venture to mill ore from the Cigar Lake deposit. Implementation of the agreement depends on the Cigar Lake Joint Venture making a positive production decision and receiving the required permits. Processing of ore, which will be received in the form of a slurry from Cigar Lake is scheduled to begin in 2006. Approximately half of the leachate, once the uranium is in solution, will be forwarded to Rabbit Lake for further processing and the balance will be processed in the JEB Mill. Processing of Cigar Lake ore will occupy between 4 and 9.2 million pounds of the JEB mill capacity.

The McClean Lake Property is host to a number of uranium deposits and prospects. Reserves and resources reported by Denison prior to mid 2003 were based on a combination of recent work and historic feasibility studies, including a feasibility study for development of the McClean Lake deposit (the subject of the current report) by underground methods. Because of advances in mining technologies, the possible reoganization of Denison (Denison Energy Inc., 2003), the discovery of deposits subsequent to the release of early 1990 feasibility studies for some deposits and possibly outdated or time-expired sections of previous studies, Denison determined that it would be prudent to re-examine the fundamental parameters behind these studies and to prepare a technical report which would be compliant with National Instrument 43-101 ("NI 43-101").

In October 2003 Denison completed a technical report which reported on reserves and resources on the McClean Lake Property (Kerr et. al. 2003). That report indicated that underground development of McClean North was not likely the most economically appropriate method. The report provided a resource estimate for McClean North which assumed development using Blindshaft Boring. The resource estimate was based on an economic analysis supported by scoping-level studies.

Denison has since completed more detailed technical and economic studies, at a pre-feasibility level, which are summarized in this report.

4.2 Scope, Terms of Reference and Purpose

Andrew Rickaby and William Kerr were requested by Denison Energy Inc. to examine economic and technical parameters at a "prefeasibility study" level and, if warranted, prepare a technical report compliant with NI 43-101.

In order to evaluate geotechnical parameters and mining related costs Denison requested the assistance of:

- Layne Christensen Canada Limited ("Layne") in conjunction to examine the technical feasibility and economics of the mining method including capital and operating costs for all stages of mining prior to transportation to the JEB Mill.
- Layne retained Golder Associates Ltd. ("Golder") to evaluate geotechnical and hydrogeologic parameters which would impact on development of McClean North by hydraulic borehole mining methods;

Denison provided Layne and Golder with three-dimensional models of the mineralized pods (described in Kerr et. al., 2003) and idealized layouts of boreholes of three-metre and four-metre diameter within the mineralized pods. Denison also provided a spreadsheet which estimated, for each borehole the depth to ore, thickness of ore and proportion of mined cavity which would occur laterally outside of mineralization. (based on the idealized layout). These factors were used by Layne and Golder for the derivation of mining costs. The writers have developed estimates of dilution and unproductive mining costs in order to reflect uncertainties concerning the boundaries of mineralization.

The metallurgy of the McClean North deposit had been examined, including prefeasibility level estimates of costs in Kerr et. al. (2003) considering processing of ore at a rate of 2 million pounds U_3O_8 per year. Denison requested that H.C. Counsell update the processing cost portion of that examination using production rates of 4.3 million pounds U_3O_8 per year, which would reflect processing of McClean North ore together with ore from the Sue, A, B and E deposits.

4.3 Sources of Information

Geological, mining and other information for the preparation of this report originated from active involvement by the writers in the projects and from the following sources:

- Denison internal documents including reports and correspondence concerning the project.
- Databases and drawing files on compact disc or email from Cogema's offices in Saskatoon and the McClean Lake site.
- Assays for U_3O_8, down-hole surveys and geology were received by email from Cogema's parent company offices in France (C. Demange, Manager Mining Reserves, Department Business Unit Mines, Cogema Group).
- Hole locations and assays for As and Ni were received by email from Cogema (S. Wilson and G. Breton) Information relating to original assay certificates and original drill logs were obtained from Cogema files in Saskatoon.

Additional information concerning marketing, economics and history were provided from Denison internal files and communications with Don Campbell, Vice President Marketing and Special Projects and Craig Bamford, Vice President Finance and Chief Financial Officer.

4.4 Field Involvement of Qualified Persons

Denison holds a minority interest in the Property and is not the operator of any of the programmes carried out on the Property. Denison participates in the management of the Joint Venture through the Joint Venture Management Committee. On site, daily management of all projects, programmes and operations is carried out by Cogema.

William Kerr has made numerous visits to the Property between 1997 and the present in his capacity as Director, Resource Evaluation for Denison. His involvement on site has included participation in bi-annual Joint Venture Management Committee Meetings, regular and periodic reports on programmes and visits to the Property.

Gary Cohoon has not visited the property and has relied on information provided by Denison.

All drilling on the McClean North deposit was carried out between 1978 and 1989 and none of the writers was involved in these drilling programmes.

5 DISCLAIMER

The writers have relied on data and results from previous work programmes carried out on the McClean North deposit including work carried out by its Joint Venture Partner. The writers have audited part of the information relating to U_3O_8 assays used for resource estimates, as described in Section 16 but have not independently drilled or sampled the deposit. During the course of the present study a number of checks have been carried out on the validity and reasonableness of data and information, as indicated in the body of this report, however the writers have relied on the integrity and completeness of information available.

The writers have relied in particular on the following information:
1) Information on mining claims was provided by Denison. The writers have not independently verified the information.
2) The writers have not independently drilled or carried out sampling on the property and the writers have relied on information provided with respect to drilling.
3) Survey information for drill hole co-ordinates, down-hole surveys or for topography have not been audited or verified.

All reference to dollars are Canadian dollars unless otherwise noted.

6 McCLEAN JOINT VENTURE PROPERTY DESCRIPTION AND LOCATION

The McClean Joint Venture holds 100% interest in the JEB Mill and deposits on the McClean Lake Property.

The McClean Lake Property is located about 26 kilometres by road west of the Rabbit Lake mine and approximately 750 kilometres by air north of Saskatoon. (Figure 1 and Figure 2). Denison holds a 22.5% participating interest in the McClean Joint Venture. The remainder is distributed between Cogema (70%) and OURD (Canada) Co., Ltd. ("OURD"),(7.5%).

The McClean Lake Property is host to the McClean North, Sue A, B, C and E, and the JEB deposits as well as other prospects. Two of these deposits, JEB and Sue C, have been mined and the ore, which was stockpiled on surface, is currently being processed. The mined-out JEB pit has been converted into the JEB Tailings Management Facility designed to also receive tailings from Midwest and Cigar Lake ores in addition to the tailings from McClean Lake. Special low-grade uranium-bearing waste ("special waste[1]") from the Sue C deposit has been deposited in the mined-out Sue C pit. Agreement has been reached for Cigar Lake special-waste to be deposited in that pit as well.

[1] Special waste is material which is below cut-off (usually about 0.085 %U, 0.1% U_3O_8,) but which does contain uranium mineralization grading greater than 0.025% U and which requires special disposal.


Denison Energy
Uranium Exploration Projects
Northern Saskatchewan, Canada
Athabasca Basin
Map Area
Midwest
Waterfound
Wollaston Lake
Rabbit Lake
Athabasca Basin
Cigar Lake
McClean Lake
McArthur River
Wheeler River
Key Lake
Legend
Denison Projects
Other Projects
Roads & Highways
Towns
NTS Grid
Lakes
Athabasca Basin
30 Kilometers

Figure 1 : Denison Uranium Properties in Northern Saskatchewan

The JEB Mill consists of a modern mill licensed to produce 8.0 million pounds of uranium concentrate per year, a sulphuric acid plant, warehouses, shops, offices and living accommodations for site personnel, together with all related infrastructure. The JEB Mill is currently operating at a rate of approximately 6 million pounds per year of U_3O_8 to fulfil existing contracts and to optimize stockpile throughput.

All of the surface facilities and the mine sites are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the province of Saskatchewan. The original surface lease agreement of 1991 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the

status of the environment, the land development and progress made on northern employment and business development. The McClean Lake surface lease covers an area of approximately 4,660 hectares.

The McClean Lake Property consists of two mineral leases covering an area of 980 hectares and nine mineral claims covering an area of 3,148 hectares. The right to mine the McClean Lake deposits was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive 10-year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The terms of the two mineral leases expire in April 2006. The projections in this report assume that all leases will be extended, allowing mining and processing of the reserves and resources quantified by the writers. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.

Details concerning the claims are located in Appendix 1.


Denison Energy
Project Location Map
N
Waterfound
McClean Lake
Midwest
Athabasca Basin
McArthur River
Wheeler River
Legend
Denison Projects
Other Projects

Figure 2 : Denison Uranium Properties in the Athabasca Basin


McClean
Joint Venture
Midwest
Joint Venture
JEB Site
Open Pit
McClean
Camp
Points North
Airstrip
Sue Site
Open Pit
Rabbit Lake
Wollaston
Lake
Athabasca Basin
to La Ronge

Figure 3 : McClean and Midwest Property Location


JEB Tailings Management Facility
Waste Dump
Camp
JEB Site
11000 mN
9000 mN
7000 mN
Sink Reservoir
Sink Lake Control Structure
5000 mN
Powder Mag. Road
Waste Dump
3000 mN
McClean North
Gatehouse Road
Sue Pit (Mined out)
Sue Site
1000 mN
2000 mE
4000 mE
6000 mE
8000 mE
0
1
2
kilometers
after Cogema
McClean North Location

Figure 4 : McClean North Location

7 EXISTING INFRASTRUCTURE, CLIMATE, ACCESSIBILITY, LOCAL RESOURCES AND PHYSIOGRAPHY

7.1 Existing Infrastructure

The main facilities and operations currently at the McClean Lake Facility are an open pit mining area (Sue Site) and the JEB Mill located near the previously mined-out JEB pit, which has been converted to the tailings management facility (JEB Site). Various supporting facilities for activities such as water treatment, site infrastructure such as roads, electricity distribution and the camp facilities are also located on the McClean Property. The Sue C pit is currently completed, and future mining of the Sue A and B pits has been approved. A 12-kilometre haul road connects the Sue and JEB Sites. The camp facilities are located near the JEB Site. The office and shops for the mill are housed in the mill complex.(Figure 4).

The JEB Mill uses sulphuric acid and hydrogen peroxide leaching and a solvent extraction recovery process to extract and recover the uranium product from the ore. A series of unit processes, or circuits, are directly associated with uranium production. Discharge of treated water is through the JEB Water Treatment Plant, located at the JEB Site. Tailings are discharged through a pipe-in-pipe containment system to the edge of the JEB Tailings Management Facility, where they are deposited in water in the mined-out JEB pit.

All tailings from the JEB Mill are deposited in the JEB Tailings Management Facility ("JTMF") in the mined out JEB pit. The facility has been designed to also receive tailings from the processing of the high-grade Midwest and Cigar Lake ores.

7.2 Climate

Site activities are carried out all year despite the cold weather during the winter months. The climatic data, temperature and precipitation, have been summarized from data provided by Environment Canada (2003) for Collins Bay Saskatchewan, located approximately 15 kilometres to the southwest. The mean monthly temperatures are below 0°C for seven months of the year. The annual, mean monthly temperature ranges between -24°C and 15°C, with extremes as low as –45°C, indicating the severity of the winter. The precipitation is relatively heavy for the region (550 millimetres annually with more than half that total falling as rain). The wettest period is from June to September, which accounts for 55% of the total annual precipitation. The mean annual temperature is –4° C and the area lies within a zone of discontinuous permafrost.

The mining and separation plant costed in the Layne Golder report has included the costs of winterization of equipment and operations could be conducted year round. Denison has, however, assumed operation for only 162 days per year, which could mitigate any problems with winter operations.

7.3 Accessibility

Access to the McClean Lake site is by both road and air. Goods are transported to the sites by truck over an all-weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about 25 kilometres from McClean Lake (Figure 3).

The trend of the McClean North deposits crosses the main access road to the facilities. and all of the pods are located within 0.5 kilometres of the road. (Figure 4 and Figure 5).



To JEB Mill
To Sue Site
Core Compound
McClean North
Pod 5
Pod 1E
Pod 1W
Pod 2
Security Gate
Candy Lake
Access Road to McClean Lake Property
McClean North Location Relative to Access Road
Scale metres
0 100 200 300 400
N
Mine Grid North
Mine Grid East
2600
2400
2200
2000
1800
1600
1400
4600
4800
5000
5200
5400
5600
5800
6000
6200

Figure 5 : McClean North Location Relative to Access Road

7.4 Local Resources

Water for industrial activities is obtained from Pat Lake southwest of the JEB Mill, on the McClean Lake Property.

Electric power for the JEB Mill and the Sue Site is obtained from the provincial grid through a switch station at Points North, with stand-by power available as required.

The nearest permanent community is Wollaston Post, about 50 kilometres from McClean Lake and 70 kilometres from Midwest on the east side of Wollaston Lake. Workers commute to and from McClean Lake, first by aircraft landing at Points North then by bus to the site. While at McClean, workers reside in a permanent camp. Personnel are recruited from the northern

communities and major population centres, such as Saskatoon, and normally work one week on and one week off.

Points North, which is both an airstrip and also a supply depot, is located several kilometres southeast of Midwest and about a 30 minute vehicle drive from McClean (Figure 3).

7.5 Physiography

The entire area was glaciated at least three times during the last 150,000 years. The land forms are sandy, gravelly sediments in the form of ground moraines, drumlins and drumlinoid ridges following northeast-southwest trends to produce sand and gravel ridges which cover the largest portion of the area. The maximum relief is 90 metres (450 to 540 metres above sea level). The drainage is typical of relatively flat, recently glaciated regions, forming a deranged pattern characterized by numerous lakes and wetlands, which covers 25% of the region. Discontinuous muskeg is present throughout the area in topographic depressions and ranges in thickness from one to two metres. The vegetation in the area, rarely more than 10 metres high, consists of jack pine and black spruce with moss as the predominant groundcover.

Relief over the mineralized pods can best be described as flat with a minium elevation (based on collar elevations for the exploration drilling) of 430 metres over Pod 2 to 438 metres over Pod 5.

Surficial deposits over the pods vary from three-metres to 13-metres thick with an average of 6.4 metres.

8 HISTORY

Canadian Occidental Petroleum Limited ("Canadian Oxy") began exploring for uranium in northern Saskatchewan in 1974. The prospective area was located between the known Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, Canadian Oxy entered into a joint venture agreement ("Wolly Joint Venture") with Inco Limited ("Inco"). During a diamond drilling programme in 1977, one of the 47 holes drilled encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics electromagnetic surveys and diamond drilling, was carried out.

Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow-up drilling later that year confirmed the existence of a significant unconformity-type uranium deposit. Subsequent exploration resulted in the discovery in 1980 of the McClean South deposit (not addressed in this report) and the JEB deposit in 1982.

In 1984, Canadian Oxy and Inco received conditional approval for an underground exploration permit for the McClean deposit from the regulatory authorities. Shortly thereafter, Canadian Oxy and Inco reached a corporate decision to suspend all ongoing field and engineering work on that project.

In January 1985, Minatco Limited ("Minatco"), a predecessor in title to Cogema, entered into the Wolly Joint Venture (predecessor to the McClean Joint Venture) with Canadian Oxy and Inco.

From 1985 to 1990, Minatco continued exploration of the McClean Lake Property including airborne and ground geophysical surveys, percussion drilling and diamond drilling. The reconnaissance diamond drilling programme resulted in the discovery of the Sue A deposit in 1988. Further drilling in the later part of 1988 and 1989 resulted in the discovery of the Sue B and Sue C deposits, while the Sue E deposit was discovered in 1991.

In 1993, the owners of the Midwest Property and the McClean Lake Property agreed to combine the two projects and develop them as a complementary development. Ownership interests in the respective joint ventures were interchanged with Denison acquiring a 22.5% interest in McClean Lake.

Development of the McClean Lake uranium facility began in March 1995. Construction and commissioning were completed in 1997. The JEB deposit was mined out and the ore stockpiled. The JEB Pit was then converted, in 1999, into the JEB Tailings Management Facility.

Mining of the Sue C ore body was completed on February 3, 2002 and all of the ore has been stockpiled on surface. The low-grade uranium special waste, from the mining of the JEB and Sue C deposits, has been disposed of in the mined-out Sue C pit, in a manner which will not interfere with the mining of the adjacent Sue A deposit. This work was completed in April 2002. The pit is now being allowed to flood naturally.

Table 2 illustrates the production history from the McClean Lake properties to the end of 2002.

Table 2 : McClean Lake Properties - Production History

	1999	**2000**	**2001**	**2002**
Ore Milled - tonnes x 1,000	23	82	98	122
Average Grade - % U_3O_8	3.24	3.42	3.10	2.29
Production - lbs U_3O_8 x 1,000	1,455	6,015	6,595	6,098

8.1 McClean North History

Uranium mineralization at McClean North was located by drilling in 1979 and drilling for exploration and geotechnical studies continued until 1990.

A feasibility study was completed in 1990 which contemplated development of the McClean North deposit by underground methods (Kilborn, 1990). The feasibility study estimated proven reserves of 168,300 tonnes grading 2.88% U_3O_8. The writers have reviewed the methodology used for the 1990 reserve estimate and are of the opinion that the estimate, at the time, would have met the now current standards for reserve estimates. However, Denison is of the opinion that development of high-grade portions of the deposit by the hydraulic borehole mining method is more appropriate, given current mining costs, uranium prices, technical standards and advances in non-entry mining methods, and have not attempted to update the 1990 study to 2003 costs, prices and standards.

9 GEOLOGY

9.1 Athabasca Basin Geology

The McClean Lake and Midwest uranium deposits lie near the eastern margin of the Athabasca basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat-lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Midwest Property straddles the transition zone between two prominent litho-structural domains within the Precambrian basement, the Mudjatik to the west and the Wollaston to the east, while the McClean Lake Property is entirely within the Wollaston domain. These domains are the result of the Hudsonian Orogeny in which an intense thermo-tectonic period remobilized the Archean age rocks and led to intensive folding of the overlying Aphebian-age supracrustal metasedimentary units. The Mudjatik domain represents the orogenic core and comprises non-linear, felsic, granitoid to gneissic rocks surrounded by subordinate thin gneissic supracrustal units. These rocks, which have reached granulite-facies metamorphic grades, usually occur as broad domal features. The adjacent Wollaston domain consists of a steeply dipping isoclinally-folded sequence of Aphebian gneissic rocks with a distinct northeast lineal structural trend. The basement surface is marked by a paleo-weathered zone with lateritic characteristics referred to as regolith.

The sedimentary rocks of the Athabasca Basin unconformably overlie the metamorphic basement. The basin is deep, closed and elliptically shaped. The sedimentary rocks in the basin are fluvial sandstones and conglomerates with minor shales and dolomites.

The area is cut by a major northeast-striking fault system of Hudsonian Age. The faults occur predominantly in the basement rocks but often extend up into the Athabasca Group due to several periods of post-depositional movement. Diabase sills and dykes are frequently associated with the faulting.

9.2 Local and Property Geology

9.2.1 Pre-Athabasca Formation

The pre-Athabasca or basement geology underlying the McClean Lake area is composed of a thin cover of Lower Aphebian gneissic rocks, believed to be 200 to 300-metre thick, lying on Archean granitoid gneisses. Geophysical evidence suggests that approximately one half of the McClean Lake area is underlain by these felsic granitoids. Those rocks occur as domal masses and range from foliated granitoids in the core to more gneissic rocks on the margins and in many instances are wrinkles or bulges of much larger features (Figure 7). Complex folding has produced thin arcuate antiforms in the Archean granitoids surrounded by narrow synforms of lower Aphebian pelitic gneisses containing a graphitic unit that is highly significant with regards to uranium exploration. The lower member of the Aphebian cover displays a continuous stratigraphic succession of predominantly metapelitic gneisses containing a dominant graphitic member. All of the known significant uranium mineralization on the McClean property is directly associated with that graphitic member.


110°00
102°00
60°00
59°00
58°00
57°00
56°00
55°00
Nolan Block
Western Craton
Mudjatik Domain
Carswell Structure
Athabasca Basin
Western Craton
Virgin River Domain
Mudjatik Domain
Wollaston Domain
Peter Lake Domain
Rottenstone Domain
La Ronge Domain
McClean Lake Belt
Glennie Domain
Kisseynew Domain
Hanson Lake Block
Legend
Phanerozoic
Athabasca Group (Helikian)
Pre-Athabasca Basement
Major Shear Zone
Uranium Deposit
1 McClean Lake and Sue
2 JEB
3 Rabbit Lake
4 Collins Bay
5 Midwest Lake
6 Cigar Lake
7 McArthur River
8 Key Lake
9 Cluff Lake
40 0 40 80 Kilometers
after Kilborn, 1990
Lithostructural Subdivisions

Figure 6 : Geology Northern Saskatchewan (after Kilborn, 1990)



N
JEB
Tent Seal Grid
Tent Seal Fault
Collins Bay Granitic Dome
EAGLE POINT
COLLINS BAY A ZONE
B ZONE
McCLEAN N
McCLEAN S
SUE B
SUE A
SUE C
SUE E
Collins Creek
RABBIT LAKE
Geology
Aphebian
Intermediate - Felsic Gneiss Calc-Silicates - Meta-Quartzite
Graphitic Gneiss
Archean
Granito-Gneiss, Felsic Gneiss
Uranium Deposit
Fault
McClean Lake Property Outline
2 0 2 4 Kilometers

Figure 7 : Basement Geology of the McClean Lake Property and Area (after Kilborn, 1990)

9.2.2 Athabasca Formation

Figure 8 illustrates the generalized stratigraphic sequence in the McClean Lake Area.

The unconformity at the base of the Athabasca Sandstone contains a tropical paleo-weathering profile. The regolith varies from a few to over 30-metres thick, the thickness being highly

dependent on the composition of the parent rock as well as basement structures. The regolith is often completely destroyed by hydrothermal alteration in zones of mineralization.

The Athabasca Sandstone unit covers the whole of the McClean Lake Property. On the McClean Lake Property the Athabasca Sandstone is represented by up to 200 metres of the Manitou Falls formation, a non-marine fluviatile sandstone with conglomeratic lenses in the basal B member. These sandstones were deposited on alluvial fans and in braided streams and typically show abundant cross-bedding, coarser and finer units, and a general horizontal layering. The Athabasca thickens westward into the basin.


Generalized Stratigraphic Sequence at the Midwest and McClean Lake Deposits
Age
Formation
Description
Quaternary
Pleistocene and Recent Sediments
Till and Sediments
Athabasca Group Lower Manitou Falls FM
Upper Cycle Medium to Coarse Grained Sandstones
Lower Cycle Medium to Coarse Grained Conglomeratic Sandstones
Basal Conglomerate
Unconformity
Aphebian
Wollaston Group
Graphitic, Pelitic Metasediments
Archean
Mudjatik Domain
Granitic Gneiss
0
20
40
100
120
140
160
200
220
Depth in Meters

Figure 8 : Table of Formations

9.2.3 Quaternary Geology

The surficial deposits are of Quaternary age consisting largely of a Pleistoscene drumlinized till plain resting directly on the sandstone bedrock. The till is locally overlain by sediments consisting of glaciofluvial sands and gravels, and recent alluvial sands and silts. The till generally is two to four-metres thick, but thickens to as much as 15 metres under local uplands such as drumlins, which can provide up to 30 metres of relief as gentle undulations.

9.2.4 Structure

The structural geology of the pre-Athabasca rocks is highly complex, having undergone at least three major deformational episodes of folding during the Hudsonian Orogeny. Many of the faults exhibit several superimposed periods of activity with both horizontal and vertical movements being evident. Some fault sets were reactivated following Athabasca sedimentation and provided channel-ways for hydrothermal solutions and the loci for uranium deposition. Horizontal shear cleavage has been identified at the unconformity horizon and is best expressed in the highly altered environment of the uranium deposits. These shear structures appear to be related to and control the alteration.

The McClean North and South deposits are controlled by a zone of strong east-west faulting and fracturing coincident with the basement graphitic gneisses. These faults dip about 70° south and exhibit a combination of normal and reverse offsets which create basement highs of a few metres. There are also steeply-dipping northeast and northwest-trending fracture sets which show both vertical and lateral displacement.

East of the McClean deposits on the Sue trend the favourable graphitic gneiss which hosts or is immediately below the Sue deposits is in fault contact to the east with feldspathic gneisses and granitoid rocks whereas to the west it is gradational with intermediate gneissic units. At the Sue deposits combinations of normal and reverse faults which parallel the east-dipping foliation in the graphitic gneisses have resulted in basement relief of 10 to 20 metres. Reverse faulting stepped the unconformity down to the west. The Sue A and B deposits occur along the western flank of a basement horst which has 8 to 10 metres of relief. Northeasterly and northwesterly striking faults offset and modify the major north-south structural controls, creating conditions which limit, or significantly control, the extent of mineralization along the trend.

9.3 Alteration

9.3.1 General

The following description of alteration associated with unconformity-type uranium deposits is largely taken from Quirt, 2003.

"The two main types of ore paragenesis in the Athabasca basin are dictated by form of fluid interaction and can be separated by deposit location: (1) sandstone hosted egress-type (Midwest) involving mixing of the oxidized sandstone brine with relatively reduced fluids issuing from the basement into the sandstone, and (2) basement hosted ingress-type (Sue C and E) involving fluid-rock reactions between oxidising sandstone brine entering basement fault zones and the wall rock. Both types of mineralization and associated host-rock alteration occurred at sites of basement-sandstone fluid interaction where a spatially-stable redox gradient/front was present.

"The dominant ore location can occur in the sandstone directly above the unconformity (McClean Lake Property) straddling the unconformity (Midwest), or perched high above the unconformity (certain zones at both McClean Lake and Midwest). Similarly, in some deposit areas, there is a plunge to the mineralized pods from sandstone-hosted to basement-hosted within deposit–scale strike lengths (McClean Lake trend, Sue trend). Other deposit areas do not show this feature (Midwest).

"Most sandstone hosted deposits display dominant desilicification features and coincident abundant accumulations of clay minerals and detrital minerals like zircon and tourmaline. Around basement hosted deposits, however, the host rock alteration is dominantly chloritic with restricted illite at the expense of biotite, cordierite and garnet as at Sue C.


West
East
3500
4000
4500
5000
> 45% kaolin
< 45% kaolin
(illitic)
upper limit
of sulphidic
mineralization
secondary
hematization
sudoite
upper limit
of graphite
200 m
Midwest Lake - section 7865N


West
East
3500
4000
4500
5000
> 45% kaolin
< 45% kaolin (illitic)
upper limit of sulphidic mineralization
secondary hematization
sudoite
upper limit of graphite
200 m
Midwest Lake - section 7865N

Figure 9 : Location of mineralization, in a north facing section, at Midwest straddling the unconformity and associated host-rock alteration (after Quirt, 2003)

"Illite is often characteristic of the core of the altered and mineralized zone. Complex redox-controlled reactions and acid-base reactions resulted in precipitation of massive pitchblende with associated hematite accumulation and varying amounts of base and other metallic mineralization at sites of fluid-fluid and fluid rock interaction. The geochemical signatures of the individual unconformity-type deposits do vary significantly. Sandstone hosted deposits, such as Midwest, predominantly demonstrate subequal U+Ni+Co+As mineralization, while the basement hosted deposits of the Sue trend are predominantly U+V."

9.3.2 McClean Lake Property

Kilborn (1990) describes the alteration at the McClean Lake deposits as follows:

- At the McClean North and South deposits, alteration is extensive above and below the mineralization, being largely controlled by the zone of east-west faulting. Argillic (clay) alteration with some hematitic and chloritic alteration envelopes the mineralization and extends upwards along fractures for several tens of metres where it is ultimately capped by silicified sandstones. Alteration of the basement rocks below the mineralization consists of bleaching, chloritization, argillization, and hematization. Transverse to the mineralized trend, the alteration diminishes very rapidly and rocks are frequently fresh within a few metres of mineralization. At Sue A, the deposit lies on and immediately above the unconformity in an envelope of massive earthy-red clay. Argillic alteration extends almost to the sandstone subcrop along fault zones, leaving only scattered sections of silicification in the cap rock. At Sue B, the mineralization is likewise hosted by massive earthy-red clay, while the upper zone displays remnant silicification. The sandstone between the upper and lower zones is lightly silicified. The vein type Sue C

deposit is intimately associated with clay alteration and argillization of the basement. The Sue E deposit is likewise basement hosted and the has limited basement alteration outside of the mineralization.

The extent of alteration around the McClean North deposit affects the strength and stability of mine openings. While this was a detriment when development by underground methods were considered, the alteration is an advantage for using jet-boring. The effects of both cuttability of ore by jet-boring and the stability of mined cavities has been addressed by Golder in Kinley et. al, 2003 (Appendix 2).

10 DEPOSIT TYPES

The following description of unconformity-type uranium deposits is adapted from Quirt (2003).

Unconformity-type uranium deposits are very high-grade and high-tonnage relative to other types of uranium deposits and the Athabasca-hosted deposits in Saskatchewan currently account for over 34% of world-wide uranium production. A model of unconformity-type uranium deposits is illustrated in Figure 10. According to Quirt (2003), there are two main types of ore paragenesis that are dictated by form of fluid interaction and can be separated by deposit location: 1) sandstone-hosted egress-type (e.g. Cigar lake, Cluff D, McArthur River, Collins Bay, Midwest) involving mixing of the oxidized sandstone brine with relatively reduced fluids issuing from the basement into the sandstone, and 2) basement-hosted ingress-type (e.g., Rabbit Lake, Eagle Point, Sue C, Claude, and Cluff Lake North) involving fluid-rock reactions between oxidising sandstone brine entering basement fault zones and the wall rock. For the sandstone-hosted deposits, fluid-fluid interactions best explain the presence of massive and fracture mineralization, while for basement hosted deposits, fluid-rock interactions best explain the presence of fracture filling mineralization. Both types of mineralization and associated host-rock alteration occurred at sites of basement-sandstone fluid interaction where a spatially-stable redox gradient/front was present. Without sufficient ore reaction constituents and/or the presence of a stable redox front, a barren host-rock alteration halo formed without significant mineralization.


1000 - 2000 m
sandstone
conglomeratic layer
limit of corrosion of quartz OG
secondary hematization
quartzofeldspathic basement
upper limit of graphite
graphitic pelitic gneiss
fault
1000 - 2000 m
sandstone
quartzofeldspathic basement
graphitic pelitic gneiss
fault

Figure 1. Conceptual model of egress-type sandstone-hosted mineralization; left: mineralization and alteration features, right: fluid flow (Hoeve and Quirt, 1984, 1987).

Figure 10 : Conceptual Model of Egress Type, Sandstone-Hosted Mineralization, After Hoeve and Quirt 1984, 1987

The prevailing hydrological conditions controlled the location of fluid interaction relative to the unconformity, with either egress-type or ingress-type deposits forming. For the egress-type deposits, the location relative to the unconformity of the fluid mixing and the redox front were variable and controlled by the hydrological environment. The dominant ore location can occur in

the sandstone directly above the unconformity (Key Lake, Midwest) or perched high above the unconformity (McClean Lake, Cigar Lake). The basement-hosted fluid rock interactions show less variation in location relative to the unconformity. Similarly, in some deposit areas, there is a plunge to the mineralized pods (e.g., McClean Lake trend, Sue trend). Other deposit areas do not exhibit this feature (Midwest, Cigar Lake).


Silicification-type
(eg. McArthur River)
Desilicification-type
(eg. Cigar Lake, Midwest)
CHLORITE
SILICIFICATION
DRAVITE
CHLORITE
KAOLIN
ILLITE
&
KAOLIN
(dickite)
ILLITE
+
DRAVITE
Unconformity
Mineralization
Conductor
Axis
CHLORITE
200m
(local
silicification)
Minor
Kaolin
KAOLIN
(dickite)
KAOLIN
(dickite)
ILLITE
DESILICIFICATION
Unconformity
Mineralization
Conductor
Axis
CLAY BOUND
ILLITE, CHLORITE
HEMATITE

Figure 11 : Variation in Egress-Type Sandstone-Hosted, Host Rock Alteration Features, after Quirt, 2003 and Wasyliuk, 2000.

11 MINERALIZATION

The McClean North and South deposits are situated between two Archean domes and occur as sausage-shaped pods straddling the unconformity between the Athabasca sandstones and the crystalline basement. Two mineralized trends striking north 70° east to due east and approximately 0.5 kilometres apart have been identified and are referred to as McClean North and McClean South. The mineralized pods are generally at and above the unconformable contact which is, on average, 160 metres below the surface in this area. The regolith, which is invariably destroyed in zones of uranium mineralization, is from 15 to 45 metres thick. The overlying Athabasca sandstone is typically 150 to 160-metres thick and is covered by an average of six metres of glacial overburden.

The host rocks for the mineralization are altered sandstones and Aphebian basement rocks usually altered to clay-rich rocks. Structurally, the deposits are controlled by a zone of strong east-west faulting and fracturing coincident with the basement graphitic gneisses. Alteration is extensive above and below the mineralization, being largely controlled by the zone of east-west faulting. A zone of illite alteration forms a mushroom–shaped envelope tilted to the north in the McClean North Zone. There are 11 discrete pods (of which four have been examined in this report, and of which three are considered for reserve estimates), arranged along the two separate but parallel trends separated by approximately 500 metres. Generally, mineralization in the basement is at the eastern extremity of the zone. Uranium mineralization is hosted in hematitically altered clay-rich zones in which illite forms massive layers. Uranium occurs as fine-grained coffinite, as veinlets and nodules of pitchblende and as masses of pitchblende/uraninite. Highly variable but generally small amounts of nickel arsenides are associated with the uranium. The McClean North has a ratio of arsenic and nickel to U3O8 of 0.20 and 0.11 respectively, while the McClean South ratios are 0.57 and 0.31 respectively. Generally, the mineralization located below the unconformity has less arsenic and nickel than that found in the sandstone. The McClean pods are elongated east-west and range from 70 metres (Pod 6) to 300 metres (Pod 1, combining Pods 1W and 1E) in length. Typical widths are 10 to 20 metres. In cross section they are flat, lenticular to oval shaped bodies with thickness' commonly from 5 to 10 metres.


N
POD 5
POD 6
POD 7
CANDY LAKE POD
POD 1E
POD 1W
POD 2
POD 3
POD 4
POD SE
POD SW
McClean North and South
Mineralized Pods
after Kilborn, 1990

Figure 12 : McClean North and South Mineralized Trends (after Kilborn, 1990)

12 EXPLORATION

12.1 McClean Lake Area

Canadian Oxy began exploring for uranium in northern Saskatchewan in 1974 in the area between the known Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, Canadian Oxy entered into a joint venture agreement with Inco Limited ("Inco"). During a diamond drilling programme in 1977, one of the 47 drill holes encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics electromagnetic surveys and diamond drilling, was carried out.

Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow-up drilling later that year confirmed the existence of a significant unconformity-type uranium deposit. Subsequent exploration resulted in the discovery in 1980 of the McClean South deposit and of the JEB deposit in 1982.

In January 1985, Minatco Limited ("Minatco"), a predecessor in title to Cogema, entered into the joint venture with Canadian Oxy and Inco. From 1985 to 1990, Minatco continued exploration of the property including airborne and ground geophysical surveys, percussion drilling and diamond drilling. The reconnaissance diamond drilling programme resulted in the discovery of the Sue A deposit in 1988. Further drilling in the later part of 1988 and 1989 resulted in the discovery of the Sue B and Sue C deposits.

In 1993, the owners of the Midwest and the McClean Lake projects agreed to combine the two projects. Ownership interests in the respective joint ventures were interchanged with Denison acquiring a 22.5% interest in McClean Lake. The Sue D and E deposits were discovered in the early 1990's. (The Sue D deposit has been deemed likely uneconomic and has not been considered in this report. It is located midway between Sue C and Sue E).

In the winter of 2002, exploration drilling on the western extension of the Sue trend discovered a pod-like deposit in the Caribou Lake area. The mineralization is distinct from that of the Sue trend in that it is sandstone hosted and arsenical. The alteration and structure continue along strike, however, and much further work remains to be carried out in the search for more of these pods.

13 DRILLING

As of April 30, 1990, when the diamond drilling of the McClean North and South deposit ceased, 416 diamond drill holes totaling 81,810 metres had been drilled into the McClean North and McClean South deposits. CanadianOxy and Inco drilled 303 holes totalling 59,687 metres beginning in 1979. Minatco drilled an additional 113 holes totalling 22,123 metres between 1987 and 1990.

All drilling was by diamond drilling, the majority of which was NQ size (47.6 millimetre diameter). The majority of the drilling extended approximately 25 to 30 metres into the basement, below the unconformity.

Drill hole spacing within the McClean deposits are not uniform for all pods. In general, the McClean North deposit is drilled at approximate hole spacing of 7.5 metres on lines 15 metres apart. Infill drilling in higher grade portions of Pod 1E provides a drill hole pattern of approximately 7.5 metres by 7.5 metres.

Figure 13 illustrates the drilling pattern at McClean North.

13.1 Drillhole Surveys

Kilborn (1990) reported on drill hole surveying as follows:

> "All drill hole collar locations have been surveyed and horizontal co-ordinates and vertical elevations established. All drill hole spacings described [above] are at the collar.
>
> To determine the deviation of the diamond drill holes from surface, directional DTH [down-the-hole] surveys, using a Sperry-Sun multishot survey instrument, were completed on all holes drilled after 1986. Prior to 1986, either acid-dip tests or occasional Tropari® measurements were made on all diamond drill holes. Horizontal co-ordinates and vertical elevations at points down the hole have been calculated and plotted. Generally, the deviation of diamond drill holes is less than 2°."

The writers note that uncertainty concerning the azimuth of a 2° dip variation could result in a horizontal variation of up to 10 metres in the location of a hole at a depth of 150 metres.

The writers have not audited the surveying but note that down-hole survey results are available for the majority of the holes within the McClean pods as illustrated in the following table:

Table 3 : Downhole Surveys McClean North

Pod	Holes with Surveys	Holes without Surveys	Comments
Pod 2	10	2	northern boundary of main portion of pod 2 is uncertain due to one unsurveyed hole
Pod 1W	5	4	the position of the "tail" of pod 1W is uncertain due to lack of surveys in 3 holes
Pod 1E	12	4	the position of the northeast and southeast corner of pod 1E is uncertain. Lack of surveys in holes east of pod 1E result in uncertainty concerning the eastern boundary
Pod 5	7	-	all holes have down-hole surveys


McClean North Drilling
Grid N
Scale metres
0 25 50 75 100
Pod 5
Pod 1E
Pod 1W
Pod 2
Sections on Subsequent Drawings
4500
4600
4700
4800
4900
5000
5100
5200
Easting

Figure 13: McClean North Drilling

14 SAMPLING METHOD AND APPROACH

Kilborn (1990) provided the following description of drill-hole logging and sampling for drilling up to 1990 on the McClean property :

> "Following the completion of a drill-hole, the hole is radiometrically logged using a down-hole slim-line calibrated gamma probe. A Century Geophysical Model 9067 probe is currently being used ....
>
> Diamond drill core is placed in standard 1.5-metre-long wooden trays of 4.5-metre capacity and is transported to an enclosed core-handling facility where it is geologically logged and sampled. Geological logging includes detailed recording of lithology, alteration, mineralization, structure, fracturing, and core recovery. Fracture density is recorded as RQD (Rock Quality Designation) which is the percent of total core length recovered in solid pieces greater than 100 mm in length. Sample numbers and location are recorded on the drill log.
>
> Uranium mineralization is identified in the drill core by using the gamma-logs from the DTH results and by scanning the drill core with a hand-held scintillometer. Mineral boundaries and high-grade intervals within the core are located and identified.
>
> Sample intervals are generally 500 mm long except where boundaries of higher- and lower-grade mineralization fall within a sample interval. In this case two 250-mm long sample intervals are collected. To ensure that the mineralized intersection is completely defined, samples are collected a minimum of 1 metre on each side of any identified mineralized zone.
>
> To check background geochemistry values for possible anomalous uranium and other elements, the sandstone and basement rocks are routinely sampled. A 250-mm sample length is taken in each of the lithological units identified in the basement rocks. Samples are also routinely collected in all major fault structures and alterations zones at 500 mm intervals.
>
> All sampled diamond-drill core is split in half. One portion of the core is placed in a sample bag, identified and sent to an independent laboratory for assaying. The other portion of the sample remains in the core box. All assay rejects are returned to Minatco and are stored at the Wolly Joint Venture property."

The writers have noted that sampling intervals were generally a consistent 0.5 metres at Sue A, B and E but that sampling at McClean North often used shorter intervals, especially within high-grade mineralization. Drilling by Canadian Oxy commonly used sample intervals of 0.31 metres (1 foot) with shorter samples in high-grade sections and larger samples remote from mineralization. Drilling by Minatco in 1989 used sample intervals of either 0.25 or 0.5 metres.

Corman (1992) reported the following description of logging procedures between 1989 and 1992 (with particular reference to Sue E):

> "Since 1989 all geological data retrieved from diamond drill holes has been entered systematically by Minatco personnel into the GDM[2] computer system. ....
> The data entry process begins in the field where the geological information retrieved from the drill core or from down-hole surveys is entered into the computer by the field geologists. This information includes descriptions of the hole lithologies, alteration styles, geotechnical data (RQD, recovery, fractures per metre, etc.) down-hole deviations, assay samples collected and down-hole gamma logs. ."

The last series of drill holes at McClean North was carried out during 1989. (The series prefixed with MC and M).

Sample intervals from drilling of the McClean North deposit are variable, due to different sampling protocols during different drilling campaigns. Samples from the high-grade sections which are the subject of the current examination at McClean North, tend to be in the range of 0.25 to 0.31 metres with shorter sample intervals common within especially high-grade intervals. The database for U_3O_8 adds further variability in that a number of individual assays have been divided as two (or in some cases three) individual assay records where only one sample was collected. (See also database Audit Section 16.2)

15 SAMPLE PREPARATION ANALYSES AND SECURITY

Drill samples collected prior to 1980 programme were assayed by Inco's J.Roy Gordon Research Laboratory in Sheridan Park, Mississauga, Ontario. Samples collected during the 1988 drilling programme by Minatco were assayed by Barringer Laboratories (Alberta) Ltd.

Kilborn 1990 reported the following assay procedures for the McClean property deposits:

> "Since January 1985, Minatco, as operator of the Wolly Joint Venture has shipped all samples to Barringer Laboratories (Alberta) Ltd. (Barringer) in Calgary for preparation and assaying. Uranium assays of mineralized drill core from drill programmes between 1979 and 1982, prior to Minatco becoming project operator, were performed by Inco's Roy Gordon Research Laboratory at Sheridan Park, Mississauga, Ontario.
>
> The procedure used by Barringer to prepare the core samples is:
> - Dry diamond drill cores.
> - Crush cores to approximately 4 mm.
> - Split crushed cores using a Jones splitter, to obtain a 500-g sample.
> - Pulverize 500-g sample, using a ring pulverizer, to minus 147µm (100 mesh).
> - Split the pulverized sample to obtain a 500-mg sample.
> - Analyze the 500-mg sample.
>
> All cores sampled in mineralized, fault and alteration zones sent to Barringer by Minatco were analyzed for U_3O_8 , nickel, cobalt, copper, arsenic, vanadium, molybdenum, and lead.

[2] GDM (Geological Data Management) software developed by B.R.G.M. (Bureau de Recherches Geologiques e Minieres France) and GEOMATH (Houston, U.S.A.).

Samples collected in the unmineralized sandstone to check background geochemistry are assayed for U_3O_8 .

The analytical samples are completely digested in a nitric-perchloric-hydrofluoric acid mixture and evaporated to dryness. The residue is dissolved in a specified volume of dilute hydrochloric acid. Quantitative values for nickel, cobalt, copper, vanadium, molybdenum and lead are determined by atomic absorption spectrophotometry (AA). Uranium is analyzed fluorimetrically and arsenic is determined colorimetrically.

Samples assaying in excess of 5% U_3O_8 are re-assayed using a 1-g sample. The sample is digested as previously described and then analyzed volumetrically for U_3O_8 ."

No description was available to the writers on the procedures used at Inco's J. Roy Gordon Research Laboratory for samples prior to 1980.

No assays for arsenic or nickel were available for drilling from the 1980 drilling (hole numbers without a prefix; for example hole 2036). The writers assume that these holes were assayed only for U_3O_8 .

16 DATA VERIFICATION

16.1 Original Assay Check Procedures

Kilborn (1990) reported the following check assay procedures:

"Control samples are routinely assayed by Barringer or with each batch of core samples analyzed.

Minatco has periodically verified portions of the uranium assay data base by cross-checking assays with other laboratories and by assaying duplicate samples at the Barringer laboratory. On average assay variability in grades exceeding 0.10% U_3O_8 is within 10 percent with the Barringer value being generally lower than that of other labs.

Assays performed at Inco's laboratory were done using an X-ray fluorescence (XRF) method. To check on the accuracy of the results obtained by Inco's assay laboratory, all samples collected from "ore grade" sections of the McClean diamond drill holes completed by the end of the 1979 winter programme were also assayed by XRAL Laboratories (XRAL), in Don Mills, Ontario. The XRF method was also used by XRAL. A total of 271 samples were sent for check assaying.

The results from the two laboratories showed variations within the limits of laboratory sensitivity. The largest variation occurred in the sections with the lowest uranium concentrations. Having established the reliability of Inco's XRF assay results, this method and Inco's laboratory were used for all future drill programmes prior to Minatco becoming operator of the Wolly Joint Venture project. No additional check assays were performed by

outside laboratories. Inco's laboratory did, however, routinely carry out internal checks, but documentation showing results are unavailable."

16.2 Current Database Audit

The writers carried out the following comparisons of assays within the databases with copies of original assay certificates or drill logs.

1979 Drilling
Copies of original assay reports for U_3O_8 were compared with the database for holes C175, C175 and C183. No assay reports were located by the writers for Ni or As and no As results are contained in the database.

1980 Drilling
Hard copy typed drill logs with accompanying, computer generated sample results were compared with the U_3O_8 database for holes 2036 and 2071. No results were reported for Ni or As.

1988 Drilling
Copies of original assay reports from Barringer for U_3O_8, As and Ni were compared with the database for holes MC36, and MC64.

The following differences were noted:

1. In hole 2071, one assay, remote from the mineralized pod was recorded as 0.027% U_3O_8 in the database and 0.029% in the drill logs prepared in 1980. No original assay sheet was available. Given that the difference is small, and the sample is not considered in the mineralized model this discrepancy is not considered significant.
2. Assays which are reported as less than the detection limit of 0.01% U_3O_8 are recorded in the database as 0.01% U_3O_8 . This "convention" for entering values below the detection limit does not affect the estimate of the grades within the pods.
3. The U_3O_8 assay results are, in numerous instances, recorded as two or more sample intervals when in fact only one assay was collected. Since no complete database of sample intervals was available to the writers no attempt was made to correct this discrepancy. This situation does not affect the estimate of grades for the pods with the method used by the writers. In the preparation of descriptive statistics on assay distributions this problem along with the variable sample lengths in general, was overcome by using composite grades.

The writers have not audited the survey information for hole locations or down-hole deviations.

17 ADJACENT PROPERTIES

There is no information on adjacent properties which is relevant to the current study.

18 MINERAL PROCESSING AND METALLURGICAL TESTING

A description of the JEB Mill is contained in Section 23.2.4.

Counsell (2003) (and Appendix 3) reviewed the metallurgical test work carried out prior to 1990 which is documented in Kilborn (1990). Metallurgical test work was carried out by Ortech, Total Jovac and Lakefield, concurrently with early work on JEB, Sue A,B and C using composites of drill core. The most important results established by the test work concerning McClean ore were:

- Assays of the samples show the arsenic and nickel content of McClean ore were low. This will generally lead to faster leaching, lower oxidizing agent and acid consumption and lower tailings treatment costs.
- The leaching extraction for all samples including McClean was between 98% and 99%.
- The McClean uranium leached quickly and 6-hour retention time was selected.
- The ore did not require fine grinding.
- The ore did not require high temperature leaching and 55°C was selected.
- Acid and oxidizing agent consumption was moderate.
- The Bond Work Index was about the same as other deposits in the area.
- Settling tests for C.C.D. did not indicate any problems with the McClean ore.
- The dynamics and recoveries for the organic extraction were good.

Counsell (2003) concludes "Taking all the above information into account, I would expect the McClean ores could be processed in the JEB mill in the same way as the JEB and Sue C ores currently being milled and with 98% recovery."

Counsell (2003) estimates that the direct milling cost for McClean North ore will be $Cdn 2.88 per pound U_3O_8.

The McClean North deposit is not currently scheduled for development or milling. Milling could take place concurrently with milling of ore from Sue A,B and E and mixed with those ores or subsequently on its own. Mixing of the ore with other Sue ores would assist in maximizing capacity utilization at the JEB Mill and, for the purpose of this study, it is assumed that McClean North ore is intermixed with ore from the Sue deposits between 2006 and 2010.

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1.1 Assumptions

19.1.1.1 Geological Model

The geological model used for the McClean North deposit is consistent with the model previously used by Denison and Cogema. Uranium mineralization occurs along a 1-kilometre trend which strikes approximately North 70° East to due East. Mineralization occurs in proximity to, and both above and below, the unconformity between the Athabasca Sandstone and underlying basement rocks.

Within the overall trend of the McClean North mineralization, nine pods with "higher" grade mineralization have been identified by diamond drilling. (Figure 12). Four of the pods (or portions of the pods) are the subject of the current report (three of which have mineralization with sufficient grade and continuity to justify estimates of reserves).

19.1.1.2 Area of Influence

Both exploration and definition drilling have been carried out in a vertical orientation. Initial exploration drilling tended to be carried out at 15 metre spacing on lines spaced 20 to 30 metres apart. More detailed drilling at 12.5 metre centres on 12.5 metre lines has been completed within Pods 2 and 5. Pod 1E has drill spacing approximating 7.5 metres. The drill spacing and orientation warrant a classification, for material which is potentially exploitable by hydraulic borehole mining, of "indicated" in the case of resources or probable in the case of reserves.

19.1.1.3 Cut-off Grades

A cut-off grade of 2% U_3O_8 was used to define the mineralized outlines of material which could potentially be exploited by hydraulic borehole mining. Several narrow intersections of internal waste, below this grade, were included within the mineralized outlines to maintain a smooth mineable outline. Several instances of mineralization above cut-off grade, well up in the sandstone were not included due to the selection of the mining method.

19.1.1.4 Minimum Thickness

The podiform deposits exhibit an average thickness in the seven-metre range, rarely exceeding 10 metres. A minimum thickness of five metres was used to define mineable outlines, considering the hydraulic borehole mining method.

19.1.1.5 Specific Gravity and Bulk Density

Specific gravity for individual samples was estimated using the following formula:

Density = 1/(0.452-0.00326 x (U_3O_8%))

which resulted in the following estimates of specific gravity for each of the pods:

Pod 1E	2.42
Pod 1W	2.27
Pod 2	2.30
Pod 5	2.31

This estimation method is consistent with that used in the past by Cogema and Kilborn. (See also Appendix 2). Bulk density was assumed to be equal to specific gravity.

19.1.1.6 Database

The resource estimate is based on 35 drill holes (17 in Pod 1E, 11 in Pod 2 and 7 in Pod 5) which collectively encompass 764 individual assays which occur within the mineralized model. Many of the sample intervals were less than the "standard" 0.5 metres and are commonly in the range of 0.25 metres in high-grade sections.

19.1.1.7 Grade Distribution

Frequency and Cumulative Frequency Distribution plots, together with descriptive statistics are summarized below for samples which occur within the mineralized outline of the pods (the sample statistics include Pod 1W which was considered, at an early stage, as having resource potential). Given the variability of sample lengths within McClean North all statistics were carried out on one-metre composites.

N = 958 samples within solids
Mean = 7.22% U_3O_8
Range 0 to 98% U_3O_8

Statistics carried out on composites of 1 metre
N= 320 composites
Mean = 6.31 % U_3O_8
Median = 2.3%
Range 0.0002% to 67.37% U_3O_8

Decile Analyis

Decile	% U_3O_8			within upper decile	
10%	0.03	60%	0.53	95%	6.8
20%	0.09	70%	0.84	99%	29.6
30%	0.15	80%	1.41		
40%	0.22	90%	3.3		
50%	0.34				


McClean North Pods
Frequency Distribution
1 metre composites within solids
Frequency %
%U3O8
0.02 0.05 0.1 0.2 0.3 0.5 0.7 1 2 3 4 5 6 7 8 10 20 30 50 70 100
0 2 4 6 8 10 12

Figure 14 : McClean North U3O8 Frequency Distribution


McClean Pods
Cumulative Frequency Distribution
1 metre composites within solids
Cumulative Frequency %
U3O8%
0.02 0.05 0.1 0.2 0.3 0.5 1 2 3 4 5 6 7 10 20 30 50 70 100
99.9 99.5 99. 95. 90. 70. 50. 30. 10. 5. 1. 0.5 0.1
0.1 0.5 1. 5. 10. 30. 50. 70. 90. 95. 99. 99.5 99.9

Figure 15 : McClean North U3O8 Cumulative Frequency Distribution

19.1.1.8 Correlation Methodology

The mineralization was correlated on 7.5 metre cross-sections. The object of the exercise was to define the three-dimensional boundaries of mineralized zones. These shapes were then digitized into a wire-framed solid model in cross-sectional slices using GEMCOM® software to create a "solid model".

19.1.1.9 Resource Estimation Methodology

Tonnage

The tonnage for each of the Pods was estimated by applying the bulk density determined above to the volume of each pod "wire-frame".

Grade

The composite grade of each drill hole, within the wireframed solids, was estimated by a length and specific gravity-weighted average of the assays in drill hole intercepts within the pod. The average grade of the pod was estimated by applying a polygonal method weighting to the drill hole averages. The writers have not attempted to develop a block model to predict varying grades within the individual pods.

The above method was modified somewhat in the case of Pod 1E. The density of drilling in Pod 1E varies and tends to be more closely-spaced in the centre of the pod where there are discernibly higher grades and thicker intersections. (Pod 2 and Pod 5 have an approximately uniform distribution of drill holes). The grade for Pod 1E was estimated by applying an inverse distance squared weighting to the composite grade of each drill hole. The effect of the inverse distance weighting reduced the estimated grade in Pod 1E from 10.96% to 10.42% U_3O_8.

19.1.1.10 In-Place Estimate of Mineralized Rock

Table 21 presents the in-place estimate of mineralized material.

Table 4 : McClean North In-Place Estimate of Mineralization

POD	VOLUME (metres^{3})	SPECIFIC GRAVITY	TONNAGE	U_3O_8 %	U_3O_8 (lbs. x 1,000)
Pod 1E	6,621	2.42	16,022	10.42	3,680
Pod 1W	4,414	2.27	10,019	3.55	784
Pod 2	7,540	2.30	17,342	4.87	1,861
Pod 5	2,274	2.31	5,253	5.90	683
TOTAL	**20,850**	**2.33**	**48,636**	**6.54**	**7,000**
Total exclusive of Pod 1W	**16,435**	**2.35**	**38,617**	**7.31**	**6,224**

Note: Pod 1W is included in the above list of mineralized material and was subjected to economic analyis but is not included in resources or reserves.


2036 Hole ID
2.24 U3O8%
5.8 Intersection Length
Scale Metres
0 10 20 30 40
POD 2
U3O8 INTERSECTIONS
Northing
Easting
1600 1610 1620 1630 1640 1650 1660 1670
4610 4620 4630 4640 4650 4660 4670 4680 4690 4700 4710

Figure 16 : Pod 2 Mineralized Intersections


2036 Hole ID
2.24 U3O8%
5.8 Intersection Length
POD 1E
U3O8 INTERSECTIONS
Northing
Easting
1730 1740 1750 1760 1770 1780 1790 1800
4900 4910 4920 4930 4940 4950 4960 4970 4980 4990 5000
Scale Metres
0 10 20 30 40

Figure 17 : Pod 1E Mineralized Intersections


2036 Hole ID
2.24 U3O8%
5.8 Intersection Length
Scale Metres
POD 5
U3O8 INTERSECTIONS
Northing
Easting

Figure 18 : Pod 5 Mineralized Intersections


Elevation
Southing on Section
Scale Metres
Pod 1E Typical Section
Through Wireframed Pod
looking east (approx)
Refer to drill plan for location of Section

Figure 19 : Pod 1E Typical Section Through Mineralized Pod

19.2 McClean North – Reserve Estimate

The development of the reserve estimate for McClean North involved the following process:

- Idealized layout of boreholes and mined cavities on plan
- Synthetic mining and application of recovery factors to idealized layout
- Application of Dilution Factors
- Determination of Economics of each pod

19.2.1 Layout of Idealized Boreholes on Plan

Denison developed an idealized layout of three-metre and four-metre mined cavities on plan for each of the pods as illustrated in Figure 20 through Figure 23.

The prefeasibility studies to date reported by Layne and Golder (Kinley et.al,2003, Appendix 2) assume that jetting of four-metre cavities will be attainable. The costs associated with three-metre diameter cavities have provided an assessment of the sensitivity of the economics to reductions in cavity size.

These layouts attempt to emulate the closest packing possible which would maximize the access to ore while minimizing the amount of mining beyond the ore-waste contact. The layouts recognize that a number of the cavities will overlap the ore-waste contact and provide an initial projection of dilution from waste on the periphery of the ore.

19.2.2 Synthetic Mining and Application of Recovery Factors to Idealized Plan

Layne and Golder have synthetically mined the deposit using both three-metre and four-metre cylinders, on the three dimensional GEMCOM models of the mineralization provided by Denison, in order to estimate recoverable tonnages and costs.

Recovery of ore within mined cavities will be less than 100% due to several factors including:

- Irregularities in the shape of the mined cavity
- Partial recovery of jetted ore from the cavity
- Deviation of the holes from closest packing

A recovery factor of 85% has been applied by Layne and Golder to the idealized recovery from the borehole layout.

19.2.3 Dilution

Dilution will result from:

- Cavities which laterally straddle the ore-waste contact. This dilution is partially recognized in the idealized layout of boreholes described in Section 19.2.1. Additional dilution will occur since the position of the ore-waste contacts are not known with the precision implied by the current wireframed models. The lateral ore-waste boundary is expected to be extremely sharp and "waste" material can be expected to have a grade of zero.
- Material reamed and jetted from above the ore and caving from the back as a stable arch is formed: (Kinley et. al., 2003). While most of this "waste" may be expected to carry some uranium mineralization a grade of zero U_3O_8 has been assumed.
- Material mined from below the ore to form the sump of the cavity. This material is also expected to carry some uranium mineralization, however a grade of zero U_3O_8 has been assumed.
- Deviation of holes which could result in "projected" mined cavities overlapping on previously mined and backfilled cavities. Since the ore is considerably softer than the backfill this dilution is expected to be minor. In addition, selectively jetting on the sides of the cavity, away from the backfill will also reduce such dilution. (Dye placed in the backfill will permit identification of situations where this occurs).

Denison has applied a dilution factor of 28% to Pod 1E, 31% to Pod 2 and 36% to Pod 5 at zero grade to account for the above dilution factors.

19.2.4 Economics of Each Pod

The reserve estimate for McClean North is based on those pods which display an economic return based on four-metre mined cavities and using other parameters further described in Section 23 including mining and other costs identified by Layne, Golder and Denison and a uranium price of \$Cdn 22 per pound U_3O_8 .

Based on economic criteria, Pod 1W does not meet the requirement for classification as reserves.

19.2.5 McClean North Reserve Estimate

Denison estimates the following reserves for McClean North based on the assumptions and criteria detailed in this report.

Table 5 : McClean North Reserve Estimate

Pod	Number of Boreholes	Undiluted Indicated Tonnes x1,000	Undiluted Indicated Grade U_3O_8 %	Diluted Probable Tonnes x 1,000	Diluted Probable Grade U_3O_8 %	U_3O_8 lbs. x 1,000
Pod 1E	73	11.5	10.4	14.7	8.14	2,637
Pod 2	68	13.4	4.9	17.5	3.72	1,438
Pod 5	32	3.8	5.9	5.1	4.34	488
Total	**173**	**17.1**	**7.23**	**37.3**	**5.54**	**4,563**

The writers are of the opinion that the drilling and sampling density is sufficient to classify these reserves as probable.


Four metre mined cavities
Diamond Drill Holes with hole trace
Pod 2
POD 1W
POD 1E
POD 5
Grid N
PRELIMINARY LAYOUT OF 4 METRE DIAMETER MINED CAVITIES
Grid North
Grid Easting
1600
1650
1700
1750
1800
1850
4600
4650
4700
4750
4800
4850
4900
4950
5000
5050
5100
5150

Figure 20 : Idealized layout of 4-metre mined cavities - all pods


Three metre mined cavities
Diamond Drill Holes with hole trace
POD 2
POD 1W
POD 1E
POD 5
Grid N
PRELIMINARY LAYOUT OF 3 METRE DIAMETER MINED CAVITIES
Grid North
Grid Easting
1600
1650
1700
1750
1800
1850
4600
4650
4700
4750
4800
4850
4900
4950
5000
5050
5100
5150

Figure 21 : Idealized layout of 3-metre mined cavities - all pods



Reference Section Lines
Drill Hole and Hole Trace
Idealized Mining Cavities within Pod.
Note that cavities are assumed to straddle ore-waste contact
Plan of Wireframed Pod
Sec Ref 0
ROW A
ROW B
ROW C
ROW D
ROW E
ROW F
ROW G
ROW H
ROW I
Grid N
POD 1E
IDEALIZED PLAN
4 METRE MINED CAVITIES
Scale metres
0 5 10 15 20
Grid North
1810
1800
1790
1780
1770
1760
1750
1740
1730
1720
1710
Grid Easting
4920 4930 4940 4950 4960 4970 4980

Figure 22 : Idealized layout of 4-metre mined cavities - Pod 1E



3 metre mined cavities
Plan of Wireframed Pod
Drill Hole Traces
ROW A
ROW B
ROW C
ROW D
ROW E
ROW F
ROW G
ROW H
ROW I
ROW J
ROW K
ROW L
ROW M
ROW N
ROW O
ROW P
Grid N
POD 1E
IDEALIZED LAYOUT
3 METRE MINED CAVITIES
Scale metres
0 5 10 15 20
Grid North
Grid Easting
1800
1790
1780
1770
1760
1750
1740
1730
4900 4910 4920 4930 4940 4950 4960 4970

Figure 23 : Idealized Layout of 3-metre mined cavities – Pod 1E


460
440
420
400
380
360
340
320
300
280
260
Elevation
Surface
Access Holes
Wireframed Mineralized Pod
Holes Reamed and Jetted in Ore
POD 1E
4 METRE CAVITIES
SECTION E
Scale metres
0 10 20 30
0
20
40
60
80
100
Distance on Section
Refer to Plan for 0 reference

Figure 24 : Pod 1E, Section E, Typical Section with Synthetic Mining of Boreholes

20 OTHER RELEVANT DATA AND INFORMATION

The milling schedule and the operating costs assume that the JEB Mill will initiate processing of ore from Cigar Lake in 2006. A feasibility study has been completed concerning the milling of Cigar Lake ore and an agreement is in place between the Cigar Lake joint venture and the McClean Joint Venture for processing of Cigar Lake ore. However, a production decision has not yet been made by the members of the Cigar Lake joint venture and all regulatory approvals have not yet been received.

Denison is a minority partner in the McClean Joint Venture. Cogema is the operator and majority owner. The writers have received complete cooperation from Cogema in acquiring the data used in this study. However, Cogema may hold different opinions (concerning for example reserves) or may reach different conclusions than those reached by the writers which could affect development and mining plans. Cogema is not a publicly quoted company in Canada and is consequently not required to comply with NI 43-101 or its companion policies.

The writers are not aware of any other relevant data or information, not described in this report which would affect the conclusions or opinions presented.

21 INTERPRETATION AND CONCLUSIONS

An examination has been carried out of the technical and economic factors relating to the use of hydraulic borehole mining of mineralized pods at McClean North.

The mineralized pods at McClean North which demonstrate amenability to the blindshaft-boring and hydraulic mining method are located at depths of approximately 160 metres at the contact between the Athabasca sandstone and underlying gneissic basement. The method involves:

- Drilling access holes of 61 cm diameter from surface through the ore
- Use of an expandable reamer to ream the ore to a 1.5 metre diameter
- Use of jetting technology, including an "air shroud" to expand the mined cavity to its ultimate diameter which is projected to be four metres
- Extraction of ore from the bottom of the cavity using "airlift" technology
- Separation of ore from drilling fluids in a surface separation plant
- Backfilling with cement.

Ore will be transported to stockpiles at the JEB Mill. Processing of this ore has not currently been scheduled. For the purposes of this study it is assumed that ore from McClean North will be mixed and processed concurrently with ore from the Sue, A, B and E deposits during the period 2006 to 2010.

The Layne Golder report (Appendix 2), based on parameters discussed in the report, the maximum cutting distance of a 69 Megapascal and 1,630 cubic metres per day, water jet equipped with an air shroud was estimated at 0.75 metres in submerged conditions. Given initial reaming to 1.5-metre diameter and subjecting the ore to two sequences of jetting, on an extendable reamer arm, suggests a maximum diameter of 4.5 metres. An assumed diameter of four metres has been used for the base-case economic analysis and the estimation of reserves. An economic analysis has also been completed assuming a diameter of three metres in order to examine the effect of these major parameter on the economics. (Cavity size does not materially affect the recoverable tonnes or grade of mineralization.)

The writers are of the opinion that technical and economic parameters have been carried out to the level of a prefeasibility study. The exploration drilling and sampling provide sufficient confidence in the continuity, size and grade of the pods to classify the mineralization as probable reserves.

Table 6 summarizes the probable reserves estimated at McClean North.

Table 6 : McClean North Probable Reserves

Pod	Undiluted Indicated		Diluted Probable		U_3O_8
	Tonnes x1,000	Grade U_3O_8 %	Tonnes x 1,000	Grade U_3O_8 %	lbs. x 1,000
Pod 1E	11.5	10.4	14.7	8.14	2,637
Pod 2	13.4	4.9	17.5	3.72	1,438
Pod 5	3.8	5.9	5.1	4.34	488
Total	**17.1**	**7.23**	**37.3**	**5.54**	**4,563**

Major assumptions which were involved in developing this estimate include:

- A uranium price of \$Cdn 22 per pound U_3O_8
- Meeting regulatory and permitting requirements in a timely manner
- Processing of Cigar Lake ore beginning in 2006 which will permit economies of scale for milling and other costs.
- Processing of ore in conjunction with ore from Sue A, B, and E beginning in 2006
- Costs and schedules developed in the current prefeasibility study and documented in this report
- Integrity of the survey database for hole locations and down-hole deviations

22 RECOMMENDATIONS

The Layne Golder study includes recommendations for additional work prior to and part of a bankable feasibility study in order to further evaluate four principal aspects of the mining system. The recommendations address the following:

- Cuttability: Two boreholes are recommended to provide core samples for testing to determine the optimum cutting pressures and the anticipated cutting rates.
- Air Shroud: Detailed design work and bench testing is recommended to determine the optimum pressure and flow rate of the compressed air as well as the effective distance of the air shroud.
- Expandable Reamer: A complete review of existing technology and design of reamers is recommended followed by bench testing.
- Pilot Test: A pilot test is recommended to provide confirmation of the equipment designs and production rates.

The hydraulic borehole mining method offers potential for the development of other high-grade, but small, deposits with better economics than either open pit or underground extraction. The writers recommend that historic exploration results be reviewed to identify other candidates for similar exploitation. One such occurrence, on the Caribou trend is proposed by the writers as the location of a pilot test.

23 ADDITIONAL REQUIREMENTS

23.1 Mining Operations

23.1.1 Introduction and Basic Principles of Operation

The mining method proposed ("hydraulic borehole mining") involves:

- Delineation drilling to define the orebody
- Drilling and setting casing in surficial deposits
- Drilling access holes of 61 cm diameter from surface through the ore
  (The current analysis assumes the use of one overburden drill to pre-drill a number of the access holes to the top of ore, in addition to the main production drill which will also be capable of drilling delineation and access holes.)
- Directional surveying
- Use of an expandable reamer to ream the ore to a 1.5 metre diameter
- Use of jetting technology, including an "air shroud" to expand the mined cavity to its ultimate diameter which is projected to be four metres
- Extraction of ore from the bottom of the cavity using "airlift" technology
- Cavity monitoring with a sonic tool to record cavity size
- Separation of ore from drilling fluids in a surface separation plant
- Backfilling of the ore cavity with cement and the access drill hole with aggregate.

The method and procedures are detailed in Appendix 2.

23.1.2 Borehole Placement

Mineralization at McClean North, as elsewhere on the Property, occurs in very discreet pods and structures. Contacts between ore and waste are expected to be near vertical and extremely sharp over distances of less than the width of the mined cavity. Consequently, the economics of development is sensitive to minimizing the proportion of boreholes which occur partially or wholly within waste.

Due to the geometry and limited size of the pods, approximately half of the mined cavities will occur on or in proximity to the periphery of the pods. With the present drilling the ore-waste contact locations can only be estimated with a precision which is greater than the diameter of the mined cavities. Consequently, without additional definition of the contacts a number of the "pre-planned" boreholes would likely fall within waste and a portion of the ore would occur outside of the "pre-planned" mining area.

The writers have examined the economics of carrying out additional drilling in order to completely define the contacts to within less than one metre which would be required to completely "pre-plan" all boreholes. The depth of drilling, the number of holes and the precision which would be required make that approach unattractive. Borehole placement and planning will be carried out through a combination of production mining and delineation drilling. The effect on economics (and to a limited extent dilution) has been addressed in the following manner:

- The "pre-planned synthetic" boreholes used in this study have included a number of boreholes which straddle the ore-waste contact location as currently estimated. That has permitted an estimate of the proportion of mined cavities which would contain waste in an ideal situation where the contact is known with precision.
- Allowance for small-diameter delineation drill holes prior to production mining drilling. It is assumed that 25% of the production holes will require prior delineation drilling.
- Allowance for large-diameter access holes that do not intercept ore. It is assumed that between 5% and 7.5% of access holes are drilled to depth without intercepting ore and which are not subjected to reaming or jetting.

Boreholes which straddle the ore-waste contact can be subjected to modified jetting procedures in order to preferentially mine waste on one side of the borehole. (The jetting can take place on only one side of the cavity if desired). This would marginally improve the economics and would reduce dilution in such situations. However, the current analysis has not incorporated such a procedure.

The projected production schedule is summarized in Table 7.

Table 7 : Borehole Mining Schedule – 4 Metre Cavities

	Year 3	Year 4	Year 5	TOTAL
	2006	2007	2008	
Days per bore hole	2.8	2.8		
Operating Days	162	162		232
Number of Holes	58	58		
Pod 1E				
Number of bore holes	58	15		73
Ore tonnes before recovery factor	10,729	2,775		13,504
Recovery Factor	0.85	0.85		
Ore tonnes after recovery factor	9,120	2,359		11,479
Ore grade before dilution %U_3O_8	10.42%	10.42%		
lbs U_3O_8	2,095,061	541,825		2,636,885
Dilution Factor	0.28	0.28		
Diluted Tonnes	11,674	3,019		14,693
Diluted Grade	8.14%	8.14%		
Lbs U_3O_8	**2,095,061**	**541,825**		**2,636,885**
Pod 2				
Number of holes		43	25	68
Ore tonnes before recovery factor		9,962	5,792	15,754
Recovery Factor		0.85	0.85	
Ore tonnes after recovery factor		8,468	4,923	13,391
Ore grade before dilution % U_3O_8		4.87%	4.87%	
lbs U_3O_8		909,132	528,565	1,437,697
Dilution Factor		0.31	0.31	
Diluted Tonnes		11,093	6,449	17,542
Diluted Grade		3.72%	3.72%	
Lbs U_3O_8		**909,132**	**528,565**	**1,437,697**
Pod 5				
Number of holes			32	32
Ore tonnes before recovery factor			4,418	4,418
Recovery Factor			0.85	
Ore tonnes after recovery factor			3,755	3,755
Ore grade before dilution % U_3O_8			5.90%	
lbs U_3O_8			488,427	488,427
Dilution Factor			0.36	
Diluted Tonnes			5,107	5,107
Diluted Grade			4.34%	
Lbs U_3O_8			**488,427**	**488,427**
Annual Tonnes	**11,674**	**14,112**	**11,556**	**37,340**
Annual Grade	**8.14%**	**4.66%**	**3.99%**	**5.54%**
Annual U_3O_8 Lbs	**2,095,061**	**1,450,956**	**1,016,992**	**4,563,009**

23.2 Processing Recoverability

23.2.1 Surface Separation Plant

Ore will be recovered on surface in a separation plant which includes a primary classifying screen and a series of four linear motion shaker tables.

The materials handling, separation, and water handling systems are more fully described in Appendix 2 which also includes a flow sheet.

23.2.2 Waste Disposal

Process water can be dealt with at the JEB tailings management facility (TMF) and contaminated soil, liner materials and un-useable equipment can be sent to the Sue C pit surround tailings repository

Disposal of wastes is budgeted in the decommissioning costs.

23.2.3 Transport to JEB Mill

Ore will be removed from the separation circuit by loader to a nearby ore pad and subsequently moved to the JEB Mill by haul truck.

23.2.4 JEB Mill

The following sections describing the JEB Mill have been taken from Kerr et al. (2003).

The JEB mill, which started production in 1999, is located adjacent to the JEB pit which has been converted into the JEB Tailings Management Facility (TMF). The mill has so far processed ores from the JEB pit and Sue C ores. Over the last four years, the operation of the mill has been improved each year (McLean Joint Venture, 2002c) and the operating costs have been reduced spectacularly.

Figure 25 illustrates a simplified schematic of the JEB Mill.

The main unit operations in the process are:

- grinding with SAG and ball mill;
- leaching;
- counter current decantation (C.C.D);
- pregnant solution clarification;
- solvent extraction;
- yellow cake precipitation;
- ammonium sulphate crystallizer;
- tailings neutralization and disposal;
- water treatment


JEB MILL
1
2
3
4
5
6
7
8
9
10
11
12
13
MILL GUIDE
1. ORE RECEIVING & GRINDING
2. GROUND SLURRY STORAGE
3. LEACHING
4. COUNTERCURRENT DECANTATION
5. CLARIFICATION
6. SOLVENT EXTRACTION
7. PRECIPITATION
8. CALCINER
9. TAILINGS PREPARATION
10. WATER TREATMENT
11. ACID PLANT
12. AMMONIUM SULPHATE CRYSTALLIZATION PLANT
13. MILL DRY/WAREHOUSE/OFFICE

Figure 25 : JEB Mill Schematic (after Cogema, 2003)

The ore is stockpiled near the mill and fed into the SAG mill. The grinding circuit is oversized and was only required to operate 38.9% of the possible time in 2002. The ground slurried ore is stored in pachucas for continuous feed to the leaching circuit.

The uranium is leached from the ore in two circuits with sulphuric acid. Hydrogen peroxide is used as the oxidising agent. The first circuit operates at room temperature and the second at 50°C and both circuits operate at atmospheric pressure. In 2002, the extraction was over 98% and the total mill sulphuric acid consumption was 87.5 kg/tonne. The total retention time is about 8 hours.

The solids are separated from the uranium containing solutions after leaching in a conventional 6-stage thickener counter current decantation circuit and the system was 99.65% efficient in 2002. The overflow from the first thickener is clarified in a sand filter.

The solvent extraction circuit employs conventional technology and uses an amine extractant in a kerosene organic solvent. The circuit consists of uranium extraction, arsenic scrub, water wash, uranium stripping with ammonia, ammonia scrub and organic regeneration stages. The raffinate is partially recirculated to the C.C.D. circuit and the losses are very low and 99.97% of the uranium was recovered in 2002.

Pregnant strip solution contains the uranium extracted in the previous SX circuit, but it also contains a significant amount of molybdenum. This molybdenum would also precipitate with the uranium, if not removed. The quantity of molybdenum in the strip solution is high enough to exceed reject limits imposed by the uranium conversion facilities that treat yellowcake produced at McClean Lake. The carbon adsorption columns remove approximately 75% of the molybdenum from the pregnant strip solution and reduces the amount of molybdenum carried over to the precipitation circuit to below the penalty limits.

The ammonium sulphate circuit is required to remove excess ammonium sulphate produced from the addition of ammonia in the solvent extraction and yellowcake precipitation circuits. In addition, it is required to evaporate any water added to these same circuits that contain ammonium sulphate. The ammonium sulphate is sold as a fertilizer.
The yellowcake is precipitated from pregnant strip solution with ammonia and the solids are then separated from the liquid in thickeners and centrifuges. The precipitate is then dried and calcined in a rotary multiple hearth.

The calcined yellowcake is discharged to an automatic packaging capsule which fills 210 L drums.

The tailings and part of the raffinate are mixed together with lime, barium chloride and ferric sulphate. The lime neutralizes acid and the barium chloride and ferric sulphate precipitate radium and arsenic.

Thickened tailings received from the tailings thickener are deposited to the JEB tailings disposal pit, using a sub-aerial pervious surround tailings disposal system. The JEB tailings pit contains a dewatering drift and raise to control the water levels, and a base filter to drain the tailings. The surrounding sandstone has a higher permeability that the consolidated tailings thereby allowing ground water to flow around the deposited tailings mass. During plant operations, a hydraulic gradient is created in the filter layer under the tailings by pumping water through the drift and raise with submersible raise water pump. The water level in the tailings pit is controlled by pumping water from the pit with barge mounted vertical turbine pumps to the reclaim water tank, where it is combined.

The water pumped from the surface of the tailings pit and the tailings thickener overflow is treated in a three-stage water treatment plant. Each stage contains a mixing tank and a clarifier. Lime, barium chloride and ferric sulphate are added to each stage and further precipitate radium and arsenic. The overflow from the last thickener flows into monitoring ponds and the water is not discharged until assays confirm that the water conforms to all regulations (McClean Joint Venture, 2002c).

The mill was designed and is operated to meet all environmental and safety regulations. The employee exposure to radiation is well below the limits.


JEB TMF HYDRAULIC CONFINEMENT
Raise Pumphouse
From Mill
Tailings Line
Tailings Barge
Dewatering Well Level
Pond Level
Raise Well Level
Tailings
Filter Material
Raise Well Drift
Pump
Dewatering Well

Figure 26 : JEB Tailings Management Facility (after Cogema 2003b)

23.2.5 JEB Mill Expansion

An agreement has been made between the McClean Joint Venture and Cigar Lake Mine to partially custom mill Cigar ores at the JEB mill.

The Cigar Lake ore will be ground at the Cigar Mine and transported to the JEB mill as a pulp in specially designed and government approved containers. All of the Cigar Lake ore will be unloaded, stored and leached at the JEB mill. The pregnant aqueous solution will be further processed at both JEB mill and Rabbit Lake Mill. The capacity of the JEB mill will be increased from a nominal 6 million pounds of U_3O_8 per year to 12 million pounds of U_3O_8 .

The JEB mill will require modification and expansion to enable it to treat the Cigar Lake ore and the flow sheet of the mill after the expansion is illustrated in Figure 25.

The most important changes that will be required are:

- a slurry unloading and storage system;
- pregnant aqueous solution storage and load-out system;
- a cyclone counter current circuit;
- an extra pregnant aqueous sand filter and storage tanks;
- two extra molybdenum adsorption columns;
- expansion of the ammonium sulphate plant;
- an extra ammonium sulphate storage bin;
- some extra reagent preparation and storage equipment;
- an oxygen plant

An engineering company, AMEC E and C Services Ltd. of Saskatoon, completed a report "JEB Mill Expansion Project" in August 2002 (Amec E and C Services, 2002). This report includes flow sheets, general arrangement drawings, site plan drawings and HVAC schematics as well as design criteria and capital cost estimates. All the capital costs to change the plant to process

Cigar Lake ore will be paid for by Cigar Lake and so do not affect this study. The only mill-related capital cost to Midwest will be to expand the leaching circuit.

It is very important for the economics of the McClean Lake and Midwest projects that the expanded mill will have sufficient capacity to meet the milling schedules.

Prior to the AMEC report, COGEMA completed a study "Cigar Lake Project, 2001 Feasibility Study, Supporting Document No. 4A JEB Mill Expansion" (Cogema and Cigar Lake Mining Corporation, 2001). Included in this study is very detailed calculations of the current capacity and required expansion for each unit process in the mill. Also, the capacity of all ancillary facilities such as water distribution, water treatment, electrical distribution, camp accommodation and sulphuric acid plant have been taken into account. These calculations have been checked and demonstrate that a reasonable safety margin has been included in each step of the milling.

The expansion includes an oxygen plant. The hydrogen peroxide currently used will be replaced with oxygen which will reduce operating costs. The leaching pressure will be increased to 2 Bar from atmospheric and the current leaching tanks are designed for this pressure.

The milling ore tonnage capacity is limited by the pump, piping and counter current circuit size. The practical limit is about 142,000 tonnes per year. Other circuits of the mill, such as solvent extraction and yellow cake precipitation and drying, limit how much uranium can be produced. The practical annual limit after expansion will be about 12 million pounds of U_3O_8 .


JEB MILL SIMPLIFIED FLOW SHEET
FOLLOWING EXPANSION
FLOW LEGEND
ORE RECEIVING AND GRINDING
CLMC ORE RECEIVING
McCLEAN LEACHING
CLMC LEACHING
SOLVENT EXTRACTION
MOLYBDENUM REMOVAL
TAILINGS NEUTRALIZATION AND DISPOSAL
JEB WATER TREATMENT
URANIUM PRECIPITATION
PRODUCT DRYING AND PACKAGING
AMMONIUM SULPHATE CRYSTALLIZATION
after Cogema 2003

Figure 27 : JEB Mill Simplified Flow Sheet

23.2.6 McClean North Metallurgy

The metallurgy of the McClean North deposit as well as the metallurgy of other deposits has been examined by H.C. Counsell on behalf of Denison (Kerr et. al., 2003). Copies of the reports dealing specifically with McClean North are contained in Appendix 3.

23.3 URANIUM MARKETS

23.3.1 Uranium Demand

The only significant commercial use for uranium in the world is to fuel nuclear power plants for the generation of electricity. Demand for electricity world-wide continues to grow and nuclear power is expected to play an important part.

The increased emphasis on reducing greenhouse gases pursuant to the Kyoto Protocol to the United Nations Framework on Climate Change and concern for the damage caused by acid rain are drawing increased interest in nuclear power generation which produces neither greenhouse gases nor acid rain. A number of countries have formally recognized that the nuclear option is necessary if they are going to meet their Kyoto Protocol targets. Globally, nuclear power avoids 2.4 billion tonnes per year of CO_2 which would be produced if the same amount of electricity were produced from coal.

There are currently 441 nuclear reactors with a generating capacity of 361 Gigawatts of electrical output (GWe), in operation in 31 different countries, generating about 16% of the world's electricity requirements. In addition, there are 29 more reactors under construction, and, as well, several of the reactors that are not currently operational, including four in Canada, are expected to restart in the near future. A further 34 reactors are planned, for which approvals and funding are already in place.

Uranium consumption world-wide in 2002 was about 170 million pounds of U_3O_8. The demand for uranium is expected to grow by between 1% and 2% per year over the next decade. This growth in consumption is projected to come from the construction of new reactors, but also from improving capacity factors, upgrading of the generating capacity of existing plants, and the extension of the licensed operating lives of the reactors.

23.3.2 Uranium Supply

Uranium is produced in 21 countries world-wide but more than 51% of the total annual production in 2002 came from mines in Canada and Australia.

The four largest producers accounted for over 60% of world mine production, with Cameco and Cogema alone accounting for over 40%. Total annual world mine production in 2002 was about 94 million pounds of U_3O_8 which is equal to approximately 55% of annual requirements to fuel nuclear reactors. The McClean Lake Facility is one of the world's largest producing uranium facilities.

During the past several years, secondary sources of supply have been required to fill the gap between demand and primary mine production. These secondary sources include:

- During the 1990's countries that were formerly republics of the Soviet Union sold a large quantity of uranium from inventory. Russia is now a net consumer, producing only part of its requirements.
- Reprocessing of uranium and plutonium is being utilized by some of the utilities in Europe and Japan. However, this material is not expected to meet more than 6% of demand over the next 10 years and reprocessing capacity expansion would require substantially higher uranium prices to be justified.
- Uranium from nuclear disarmament is expected to supply 10 to 12% of demand over the next 10 to 15 years. There had been considerable uncertainty concerning the timing and method that this material from the conversion of Highly-Enriched Uranium ("HEU") would enter into the market. Two agreements entered into in 1999 have reduced that uncertainty. Cameco, Cogema and RWE Nukem Inc. entered into a commercial agreement giving them an option to purchase a large portion of the material derived from HEU and deliver it to the long-term markets. At the same time, the United states government purchased about 29 million pounds of uranium from the conversion of HEU in 1997 and 1998 and agreed to hold that material, together with another 30 million pounds then held by the Department of Energy, in inventory for a period of 10 years.
- Commercial inventories have met a portion of the demand requirements over the past decade but their impact on supply is now expected to be at a reducing rate.

The reduced availability of some of these sources is expected to tighten the supply-demand balance.

As a result of these factors, new mines are required to meet the medium and long-term market requirements. However, apart from the scheduled Cigar Lake start-up, no large new mine is being proposed for development and several mines are scheduled to close as their reserves are depleted. Significant uncovered demand exists in the market from 2004 onward and Denison expects the tightening supply-demand balance to put upward pressure on uranium prices.

23.3.3 Uranium Prices

Figure 28 illustrates the spot market price for U_3O_8 over the past decade and a half. The spot market represented only about 11% of uranium demand in 2002, in line with the level in recent years (see also Section 23.3.4 Contracts). The spot price increased during 2001 from $US 7.10 to $US 9.60 and to $US 10.20 at December 31 2002. Spot prices by mid 2003 had increased to $US 10.90 and by the end of October were $US 12.75 (Source Ux Consulting Company LLC.).


U3O8 Spot Price History
Source Ux Consulting Company LLC
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$ US
Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03
Date

Figure 28 : Uranium Spot Market Price History (after Ux Consulting Company, LLC, 2003)

23.3.4 Contracts

Uranium is priced on its U_3O_8 content. There are no deductions for further treatment costs. Denison sells its uranium f.o.b. converter (Cameco at Blind River, Ontario; British Nuclear Fuels plc. in the U.K.; Comurhex, part of Groupe Cogema, in France and the ConverDyn Partnership in the U.S.).

Denison and Cogema jointly market their respective shares of production from the McClean Lake Property to nuclear facilities around the world. All of Denison's current sales are under long-term contracts and not on the spot market Prices under these contracts are established by a number of methods including fixed prices, base prices adjusted by inflation indices, changes in long-term reference prices and annual price negotiations. About 16% of Denison's uranium revenue is sensitive to fluctuations in the spot price. Many contracts contain floor prices, ceiling prices and quantity flexibilities which enable the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. Prices in the long-term market are higher than those in the spot market and are traditionally less volatile. Prices under uranium sales contracts are considered confidential.

23.3.5 Uranium Price Assumptions

A price of $Cdn 22.00 per pound U_3O_8 has been used for the estimation of reserves and resources in this report.

Denison is of the opinion that this price assumption is consistent with:

- Independent forecasts of supply and demand fundamentals and price projections.
- Current spot market prices of $US 12.75 per pound U_3O_8 . (as of October 27th 2003)
- Recent exchange rates of $US 0.75 to $Cdn 1.00 (The exchange daily rate as reported by the Bank of Canada has averaged $US 0.735 between August 1st and October 27th and was trading at 0.763 on October 27th).
- Denison's policy of selling all production under long-term contracts.
- Long term contract prices and terms relative to spot prices.

Long term contract terms are confidential.

The price assumption is sensitive to exchange rates, actual price premiums under long-term contracts and future price movements.

23.4 ENVIRONMENTAL AND REGULATORY REQUIREMENTS

23.4.1 GENERAL

Environmental and hygiene matters related to McClean Lake and Midwest are mainly regulated by:

Federally
- the Canadian Nuclear Safety Commission [3]("CNSC").
- the Department of Fisheries and Oceans ("DFO").
- Ministry of Labour.
- Health Canada.
- Environment Canada.

Provincially
- Saskatchewan Environment ("SE")
- Saskatchewan Industry and Resources (Mining Lands).
- Saskatchewan Labour.

The major relevant legislation which the above agencies administer are:
- The Nuclear Safety and Control Act[4] ("NSCA") enacted in 1997 and administered by the CNSC.

[3] The CNSC supersedes the Atomic Energy Control Board.

- The Canadian Environmental Assessment Act, ("CEAA") enacted in January 1995.
- The Metal Mining Effluent Regulations.
- Saskatchewan Occupational Health and Safety – Mining Regulations.

The current mining and processing plan for McClean North is dependent on receiving licensing approvals for the mining of Cigar Lake ore, ore from Sue E and mining and processing of McClean North, as well as construction of the Cigar Lake mine and the expansion of the JEB Mill. An environmental assessment under CEAA has been completed for disposal of Cigar Lake waste rock in the Sue C pit.

The major activity which must be carried out in order for a project to receive environmental approvals is an environmental assessment ("EA"). The Canadian Environmental Assessment Agency states that "Depending on the nature of the project, and the significance of possible environmental effects, the type of assessment required will vary. Most projects are assessed relatively quickly under what is known as a screening type assessment. Larger projects that have potential for greater environmental impacts may require a comprehensive study." (Canadian Environmental Assessment Agency, 2003)

Prior to enactment of the CEAA, environmental permitting and licensing was subject to the Environmental Assessment and Review Process Guidelines Order ("EARPGO"), approved by Order in Council, June 21, 1984. In August of 1991, the governments of Canada and Saskatchewan set up a Joint Federal-Provincial Panel on Uranium Mining Developments in Northern Saskatchewan ("Panel") for the purpose of holding public hearings on five uranium projects, including McClean Lake and Midwest. On December 23, 1993 the governments of Canada and Saskatchewan gave their approval for the development of the McClean Lake project, subject to licensing by the AECB, now the CNSC. In June 1999 McClean Lake received an operating license. In August of 2001 the current four-year operating license was issued by the CNSC permitting production of up to 8 million pounds of U_3O_8 per year.

In September 2002 the Federal Court of Canada, Trial Division, quashed the original operating license issued in 1999 for McClean Lake in response to an application by the Inter-Church Uranium Committee Education Co-operative. The decision was not critical of the performance of the McClean facility, but was based on a technical question about the administration of the licensing process. Cogema, as operator of the McClean Joint Venture and the CNSC have appealed the decision and a stay of the decision was granted in November 2002 pending the results of the appeal.

In order to eliminate the uncertainty caused by the court decision, an application is being prepared for a new operating license for McClean to replace the current license.

[4] The NSCA superseded the Atomic Energy Control Act ("AECA") which was administered by the Atomic Energy Control Board ("AECB").

23.4.2 REGULATORY PROCESS FOR McCLEAN NORTH

The development of this deposit as an underground mine was included in the Panel hearings under EARPGO but is not included in the current operating license for McClean Lake. Since different methods of mining are contemplated in this report, a new EA under CEAA may be required prior to licensing approvals of CNSC, DFO and SE.

23.4.3 Permitting Costs and Licensing Fees

The writers have assumed a cost of $1 million for the planning and permitting of McClean North.

23.5 TAXES AND ROYALTIES

23.5.1 Provincial Royalties and Taxes

23.5.1.1 Saskatchewan Provincial Royalties

Denison pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies in the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) ("Schedule") as amended. The calculation calls for the payment of a basic royalty (currently 5% of gross sales of uranium), reduced by a Saskatchewan resource credit (1% of gross sales of uranium).

The schedule also provides for additional tiered royalties to become payable as a percentage of revenue after the Company has deducted from revenue its capital costs for mill expansion and mine development in accordance with provisions set out in the Schedule. The company currently has substantial capital recovery banks and anticipates that at current selling prices, it will not use up its capital recovery banks in the foreseeable future. Following recovery of the capital investment, revenues are subject to an additional tiered royalty as follows:

Table 8 : Saskatchewan Tiered Royalty Schedule

Average price per kilogram of U_3O_8 *	Tiered Royalty as a % of Revenues within the Bracket
Up to $30	0%
$30 to $45	6%
$45 to $60	10%
more than $60	15%

*1999 bracket value to be indexed annually

Royalties are assessed on gross revenue received less any shipping component of those revenues.

A provincial royalty of 4% on revenues, less $0.09 per pound for the estimated shipping component, has been used in the current economic analysis.

23.5.1.2 Saskatchewan Resource Surcharge and Capital Tax

Denison is subject to capital tax on paid-up capital (as defined in the relevant provincial legislation) in respect of its operations in Saskatchewan. In Saskatchewan it currently pays a rate of 0.6% on paid up capital in excess of $15 million. In addition a resource corporation in Saskatchewan pays a corporate surcharge of 3.6% of the gross sales of uranium to the extent that the amount so calculated exceeds the regular capital tax described above.

The provincial resource surcharge is based on gross revenues less the transportation component of any revenue.

A provincial resource surcharge of 3.6% on uranium production less $0.09 per pound for the estimated shipping component, has been used in the current economic analysis to reflect the combined effect of capital tax and provincial resource surcharge.

23.6 CAPITAL COSTS

Capital costs have been estimated by Layne for various categories of development and equipment related to mining. Denison has estimated other capital costs related to permitting, trial mining and additional equipment.

The capital costs and schedule are summarized in Table 9.

Table 9 : Capital Cost Estimates and Schedule

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	TOTALS
	2004	2005	2006	2007	2008	2009	2010	
Capital Costs								
Design, Planning Permitting	1,000,000							1,000,000
Trial Mining (net of revenue)		3,000,000						3,000,000
Site Setup		465,965						465,965
Instrumentation		118,800						118,800
Radiation Safety		40,000	40,000	40,000	40,000			160,000
Misc Equipment		1,240,800						1,240,800
Mining Rig		5,610,000						5,610,000
Dewatering System, pumps building etc.		1,729,200						1,729,200
Mobilization		4,356,000						4,356,000
Delineation Drilling			340,763	340,763	340,762			1,022,288
Demobilization					660,000			660,000
Decommissioning					436,613			436,613
TOTAL CAPITAL COST	**1,000,000**	**16,560,765**	**380,763**	**380,763**	**1,477,375**			**19,799,666**

These capital costs include an estimate of the net cost of carrying out a trial mining operation. Denison is currently proposing that such trial mining could take place in a high-grade pod located on the Caribou trend. Since no resource estimate compatible with NI43-101 has been prepared the details of that proposal are not included in this report. The capital costs for trial mining at Caribou reflects the writers' current assessment of the costs net of revenue. Neither the table nor the cash flow recognize that some portion of the equipment used for trial mining would reduce the capital costs for production mining

Approximately $13 million of the capital costs (comprising instrumentation, miscellaneous equipment, mining rig and mobilization) are not specifically site related and could be applicable to use on other high-grade deposits. No residual value has been applied to this equipment but recommendations are made concerning the identification of similar deposits amenable to the hydraulic borehole mining method.

23.7 OPERATING COSTS

23.7.1 Mining

The mining operating costs and their derivation are detailed in Appendix 2 (including pod 1W). The average costs per hole for each of the pods, before management and engineering support and unproductive abandoned holes, and are summarized in Table 10 exclusive of the costs of unproductive holes and owners direct management and engineering support.

Table 10 : Summary of Mining Operating Costs per Borehole by Pod

	Pod 1E $	Pod 2 $	Pod 5 $
Overburden Casing	24,447	25,518	25,383
Rat / OB Drill /Survey	59,711	63,001	61,445
Reaming Costs	3,787	5,130	3,015
Management	11,166	12,909	10,165
Production Mining	63,547	73,467	57,849
Hole Abandonment	14,078	17,429	12,455
Weighted Camp Costs	11,749	15,916	9,356
Total Operating (before items below)	**188,485**	**213,370**	**179,668**

Denison estimates that a total of $1.3 million as the cost of unproductive holes, which are drilled beyond the ore limits and are abandoned without production.

Owners direct management and engineering costs are estimated at 3% of the preceding mining costs and total $1.15 million over the three year period of production.

Figure 29 : Mining Operating Costs and Schedule

Mining Costs (including onsite and offsite support costs)

		2006	2007	2008	TOTAL
Pod 1E		10,932,138	2,827,277	-	13,759,415
Pod 2		-	9,174,892	5,334,239	14,509,131
Pod 5		-	-	5,749,391	5,749,391
Abandoned holes	% abandoned				
Pod 1E	5.0%	277,286	71,712	-	348,997
Pod 2	7.5%	-	331,955	192,997	524,952
Pod 5	7.5%	-	-	231,812	231,812
Owners' direct management and engineering		336,283	372,175.07	345,253.18	1,053,711
TOTAL		**11,545,706**	**12,778,011**	**11,853,692**	**36,177,409**

23.7.2 Milling Cost

The derivation of milling costs is contained in Appendix 3.

A summary of milling costs is contained in Table 11.

Table 11 : Summary of Milling Costs

Category	**Cost $ / lb. U_3O_8**
Direct Milling Cost	2.25
Allocated On-site Cost	0.92
Allocated Off-site Cost	0.23
Administration Cost (3% of direct milling cost)	0.07
TOTAL	**3.47**

Production from McClean North will be blended, at a rate of 1 million pounds U_3O_8 per year (560,000 pounds in 2010) from 2006 through 2010 with ore from the Sue pits.

23.8 Manpower Requirements

A full time crew of 28 people, as outlined in Table 12 has been factored into the operating costs.

Table 12 : Summary of Site Personnel

CREWS	**Site Maintenance Management**	**Production Mining Rig**	**Overburden Drilling Rig**
Project Manager	1		
Engineer	1		
Project Administrator	1		
Drilling Superintendent		1	1
Driller		2	2
Roughnecks		4	6
Separation Plant Operator		2	
Separation Plant Labourer		2	
Equipment Operators		2	
Mechanics	1		
Welders	1		1
Total	5	13	10

23.9 ECONOMIC ANALYSIS

23.9.1 Cash Flow

A summary undiscounted pre-tax cash flow is presented in Table 13. With the assumptions and methods detailed as the base case in this report exploitation of McClean North by hydraulic borehole mining generates a pre-tax cumulative cash flow of $17.6 million.

Table 13 : Summary Undiscounted Pre-Tax Cash Flow (Project Basis)

	($ and pounds x 1,000)							
	Year 1 2004	**Year 2 2005**	**Year 3 2006**	**Year 4 2007**	**Year 5 2008**	**Year 6 2009**	**Year 7 2010**	TOTALS
CAPTIAL COSTS	1,000	16,561	381	381	1,477	-	-	19,800
OPERATING COSTS								
Mining Operating Costs (including support costs)	-	-	11,546	12,778	11,854	-	-	36,177
Transport to Mill $15 /t	-	-	175	212	173	-	-	560
Milling Direct Costs	-	-	2,250	2,250	2,250	2,250	1,267	10,267
Milling Indirect Costs	-	-	1,218	1,218	1,218	1,218	685	5,555
TOTAL Operating Costs.	-	-	15,188	16,457	15,495	3,468	1,952	52,560
Uranium production (lbs U3O8)	-	-	980	980	980	980	552	4,472
GROSS SALES U_3O_8 $22/lb.	-	-	21,560	21,560	21,560	21,560	12,138	98,378
DEDUCTIONS								
Sask Production Royalty 4%	-	-	848	848	848	848	477	3,869
Sask Resource Surcharge 3%	-	-	636	636	636	636	358	2,902
Shipping	-	-	363	363	363	363	204	1,655
NET REVENUE (Project)	-	-	**19,714**	**19,714**	**19,714**	**19,714**	**11,099**	89,953
CASH FLOW (Project)	**- 1,000**	**- 16,561**	**4,145**	**2,876**	**2,742**	**16,246**	**9,147**	17,594
CUMULATIVE CASH FLOW	- 1,000	- 17,561	- 13,416	- 10,541	- 7,799	8,447	17,594	

23.9.2 Sensitivity Analysis

23.9.2.1 Changes to Prices, Costs and Production – Base Case

Figure 30 illustrates the sensitivity, assuming four metre cavities, of some of the major parameters and assumptions: capital costs, mining costs, milling costs, U_3O_8 price and U_3O_8 recovery.

Uranium prices and overall recovery of uranium are the most sensitive factors in terms of relative changes in cumulative cash flow.


Spider Plot - Cumulative Cash Flow with Changes in Costs and Prices
Relative Change in Cumulative Cash Fl
Relative Change in Parameters
2.50
2.00
1.50
1.00
0.50
-0.50
-0.3
-0.2
-0.1
0
0.1
0.2
0.3
U3O8 Price
Recovered U3O8
Milling Cost
Capital Cost
Mining Cost
Capital
Mining
Milling
U3O8 price
Recovered U3O8

Figure 30 : Spider Plot - Sensitivity to Costs, Prices and U3O8 Recovery.

The Layne Golder prefeasibility study has used estimates of four-metre diameter cavities using a combination of reaming and jetting. Backup to the study provided by Layne and Golder also included an analysis of costs and production for three-metre diameter cavities. Denison has developed a cash flow given the scenario of three-metre diameter cavities which indicates a positive cumulative cash flow of approximately $4 million. In this scenario estimates of tonnage and recoverable uranium are marginally higher and grade lower as indicated in Table 14.

Table 14 : Three-Metre Cavity Scenario - Estimates of Tonnage, Grade and Contained U3O8

	Tonnes x 1,000	Grade % U_3O_8	U_3O_8 lbs. x 1,000
Pods 1E, 2 and 5	39.4	5.45%	4,735

The analysis of the three-metre cavity scenario indicates that a cavity size of greater than three metres will need to be attained to make hydraulic borehole mining economically attractive but also indicates that the method is fairly robust in terms of cavity size attained.

23.10 Minelife

The Layne Golder study indicates that the mining component of the operation would be completed in two years, assuming a 300 working-day year. The writers have assumed that operations would be curtailed during winter months and that mining operations would take place 200 days per year over a three year period.

Ore from mining would be stockpiled and blended with ore from the Sue deposits, at a rate of one million pounds U_3O_8 per year over the following 4.5 year period.

23.11 Payback

As the previous cash flow indicates payback will occur during the fourth year following initiation of mining.

24 REFERENCES

Amec E and C Services, 2002, JEB Mill Expansion Project, August 2002, in Denison Files.

Bank of Canada Web Site, http://www.bank-banque-canada.ca/en/exchform.htm

Canadian Environmental Assessment Agency, 2003, web site www.ceaa-acee.gc.ca/.

Cogema Resources Inc. 2003. Web Site www.cogema.ca.

Cogema Resources Inc. and Cigar Lake Mining Corporation, 2001, Cigar Lake Project, 2001 Feasibility Study, Supporting Document No. 4A, JEB Mill Expansion. April 2001. In Cogema Files.

Counsell, H.C. 2003. McClean Deposit. Memorandum to A.C. Rickaby. In Denison Files (and included as Appendix to current report).

Demange, Claude, 1998, McClean Lake Project, Sue A, B, C and McClean Underground Deposits, Evaluation of the Reserves, Sensitivity to Cutoff and the Dilution, October 1998, in Denison Files.

Denison Energy Inc., 2003 - Denison Considering Restructuring of its Assets, Press Release May 5, 2003, Available on Sedar.

Environment Canada, 2003. Web site: www.climat.meteo.ec.gc.ca/climate_normal/

Kerr, William C.; Spiteri, Joe; Cohoon, Gary A.; Counsell, H.C.; Rickaby, Andrew C.; 2003 in preparation. Report on Reserves and Resources of Denison Energy Inc. McClean Lake and Midwest Area, Saskatchewan, Prepared by Denison Inc. In Denison Files.

Kinley, Colin; Beddoes, Richard; Hoffman, Gary; Kennard, Darren, 2003. McClean Lake North Uranium Deposit, Borehole Mining Pre-Feasibility Study, November 2003, For Denison Energy Inc. by Layne Christensen Canada Limited, Golder Associates Limited. In Denison files and attached to this report as Appendix 2.

Grove, A, 2003a Personal communications (email May 19 2003, titled For McClean UG the density was derived from the function below.)

Hoeve, J, 1984, Host rock alteration and its application as an ore guide at the Midwest Lake uranium deposit, Northern Saskatchewan, in CIM Bulletin, August 1984

Kilborn, (Saskatchewan) Ltd., 1990, Total Minatco Limited, Wolly Joint Venture, Feasibility Study,
Volume 1, Project Description, October 1990. In Denison Files.

Lafontaine, Jonathon, 2003, (Cogema) email to Wm. Kerr, October 9, 2003, McClean underground drill holes - Requested information. In Denison files.

Le Roy, R. 2001, Mac Clean [sic] / Sue A & B: Preliminary Mining Projects, January 2001. Prepared by Cogema Business Unit Mines, Direction Technique. In Denison Files

McClean Joint Venture, 2002a, Financial Statements, December 2002. In Denison Files.

McClean Joint Venture, 2002b, Monthly Report, December 2002. In Denison Files.

McClean Joint Venture, 2002c, Management Committee Meeting, December 2002. In Denison Files.

Phoenix, Dr. A., undated, A Project Proposal by Department of Chemical Engineering, University of Saskatchewan, Feasibility Study for Producing Ferric Iron from IPSCO scale. In Cogema files.

Quirt, D.H. (2003a): Athabasca unconformity-type uranium deposits: One deposit type with many variations. In: Proceedings of an international conference Uranium Geochemistry 2003 Cuney, M., ed.), Université Henri Poincaré, Nancy France, April 2003, p. 309-312.

Quirt, D.H. (2003b): Athabasca unconformity-type uranium deposits: One deposit type with many variations. Presentation given at the Uranium Geochemistry 2003 conference (Nancy, France; April 15, 2003), Saskatchewan Research Council, Publication No. 10400-01-D03, 71 p.

SEPA, 1998, Laboratory Report, Neutralization and Ageing Test, February 1998. In Cogema Files.

SEPA, 1998b, Laboratory Report, JEB Mill Expansion, Atmospheric and Low Pressure Leaching Tests. August 1998. In Cogema Files.

SEPA, 1999, Ferric Sulphate Production, Bibliographic Study. November 1999. In Cogema Files.

SEPA, 2001, Laboratory Report, Arsenic Treatment for Midwest Ore. July 2001, In Cogema Files.

SEPA, 2002, Laboratory Report, Settling Rate of Fines, May 2002. In Cogema Files.

Ux Consulting Company, LLC, 2003, Website, http://www.uxc.com/

Zeni, John, 2001, Estimate of costs for mining high-grade ore zone by blind drilling. Letter to A.C. Rickaby, June 8, 2001, in Denison files.

25 DATE

November 29 2003

Andrew C. Rickaby Date

William C. Kerr Date

Gary A. Cohoon Date

26 CERTIFICATES OF QUALIFICATION

26.1 William C. Kerr

I William C. Kerr of 1 Port Street East, Mississauga, Ontario certify that:

- I graduated from the University of New Brunswick, Fredericton, New Brunswick in 1975 with a Bachelor of Science degree in geology.
- I am a registered member in good standing of the Association of Professional Geoscientists of Ontario; Registration Number 0120.
- I am a registered member in good standing of the Association of Professional Engineers and Geologists of Saskatchewan, Registration Number 12624.
- I have practised my profession as a geologist since 1975, during which time I have held technical and executive positions with senior and junior mining companies throughout North America.
- I have worked as an independent consultant providing various exploration management services to geological and geophysical exploration companies and the mining industry in Canada and Mexico.
- I am a "qualified person" as defined in National Instrument 43-101.
- My experience has included exploration and development work for gold, base-metals, uranium, diamonds, and industrial minerals.
- I have read national Instrument 43-101 and its companion policy 43-101F and the technical report has been prepared in accordance with their requirements with the exception that I am not independent of Denison.
- In my capacity as Director, Resource Evaluation, Denison Energy, Inc., I have visited numerous times the Midwest Property and the McClean Lake Property since 1997.
- I have authored the following sections of the report titled McClean North Uranium Deposit, Report on Reserves, based on, Pre-Feasibility Study, Development Using, Hydraulic Borehole Mining dated November 29, 2003 Sections 1 to 22 and portions of Section 23. I have not authored all sections of the report, but as the non-independent Qualified Person for Denison Energy Inc, in accordance with National Instrument 43-101 and its Companion Policies, I have reviewed all sections authored by myself and all independent and non-independent authors and am satisfied as to their relevancy and completeness and do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.
- I consent to the filing of this report, when done so in its entirety, with any stock exchange or securities related regulatory authority and any publication by them including in electronic format available to the public.

Dated at Toronto this ____________________________

____

William C. Kerr

26.2 Andrew C. Rickaby

I, Andrew C. Rickaby, do hereby certify that:

- I reside at 71 First Street, Oakville Ontario, L6J 3R5
- I am a graduate of Queen's University, Kingston, Ontario, in 1958 with a B.Sc in Mining Engineering.

I have worked in the mining industry all my working life as detailed below:

2002 to Present:: Consultant
1999 to 2002: Vice President, Mineral and Environmental Operations, Denison Mines Limited (Now Denison Energy Inc.)
1987 to 1999: Vice President, Mining Operations, Denison Mines Limited
1982 to 1987: Vice President, Elliot Lake Operations, Denison Mines Limited
1976 to 1982: Mine Manager/General Manager, Denison Mines Limited
1974 to 1976: Project Manager, Canadian Mine Services Limited
1967 to 1974: Engineer, Mine Superintendent, Denison Mines Limited
1964 to 1966: Industrial Engineer, Canadian Johns Manville
1958 to 1964: Engineer, Mine Supervisor, International Nickel

- By virtue of my education and experience I am a qualified person for portions of this report dealing with mining, processing, scheduling, and cash flows. I am not a "qualified person" as defined in National Instrument 43-101.
- I am not independent of Denison Energy Inc. in accordance with the requirements of National Instrument 43-101 and its Companion Policies.
- I have authored or co-authored the following sections of the report: Sections 1 to 5 and Section 23.
- I have read the written report titled McClean North Uranium Deposit, Report on Reserves, based on, Pre-Feasibility Study, Development Using, Hydraulic Borehole Mining and dated November 29, 2003 and do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.
- I have read national Instrument 43-101 and its companion policy 43-101F and the technical report has been prepared in accordance with their requirement with the exception that neither I nor William Kerr are independent of Denison.
- I consent to the filing of this report, when done so in its entirety, with any stock exchange or securities related regulatory authourity and any publication by them including in electronic format available to the public.

Dated this ______________________________

____
Andrew C. Rickaby

26.3 Gary A. Cohoon

I, Gary A. Cohoon of 744 Victoria Street, Kincardine, Ontario certify that:

- I graduated from Queen's University, Kingston, Ontario in 1973 with a BSc. (Honours) in geology.
- I graduated from York University, North York, Ontario in 1980 with a Masters in Business Administration (MBA)
- I am a registered member in good standing of the Association of Professional Geoscientists of Ontario; Registration Number 0633.
- I have practised my profession as a geologist since 1973, continuously with the exception of time spent obtaining the MBA in 1979 and 1980. I have held technical and executive positions with senior and junior mining companies.
- I have worked as an independent consultant providing exploration, corporate and marketing services to the mining industry in Canada and Mexico since 1998.
- I am a "qualified person" as defined in National Instrument 43-101.
- My experience has included exploration, development and marketing of various commodities including gold, base-metal, uranium and industrial minerals.
- I am independent of Denison Energy Inc. in accordance with the requirements of National Instrument 43-101 and its Companion Policies.
- I have authored or co-authored the following sections of the report: Sections 4, 5, 16, 19, 20, 21, 22, and portions of Section 23. I have been responsible for the overall compilation of the report.
- I have read the written report titled McClean North Uranium Deposit, Report on Reserves, based on Pre-Feasibility Study, Development Using Hydraulic Borehole Mining Method, and dated November 29, 2003 and do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.
- I have read National Instrument 43-101 and its companion policy 43-101F1 and the technical report has been prepared in accordance with their requirements with the exception that I have not personally visited the properties. However, a joint author, Wm. Kerr has carried out such visits on a number of occasions.
- I consent to the filing of this report, when done so in its entirety, with any stock exchange or securities related regulatory authority and any publication by them including in electronic format available to the public.

Dated this ______________________________

____

Gary A. Cohoon

27 APPENDIX 1 CLAIM AND LEASE INFORMATION

Table 15 : Claim Information McClean Lake

COMPANY	PARTICIPATING INTEREST
COGEMA	70.0%
DENISON	22.5%
OURD	7.5%

	Leases	LEASES Hectares	Issue Date	Renewal Due
	ML5513	366	1996-Apr-12	2006-Apr-12
	ML5514	614	1996-Apr-12	2006-Apr-12
Total Leases	2	980		
	Claims	**CLAIMS Hectares**	**Lapse Date**	
	S106522	65	2023-Nov-09	
	S106523	19	2023-Nov-09	
	S106520	772	2023-Nov-09	
	S106525	28	2023-Nov-09	
	S106526	43	2023-Nov-09	
	S106528	215	2023-Nov-09	
	S106531	794	2023-Nov-09	
	S106532	71	2023-Nov-09	
	S106535	1,141	2023-Nov-09	
Total Claims	9	3,148		

28 Appendix 2 – McClean North Uranium Deposit – Borehole Mining – Prefeasibility Study

Report by Layne Christensen Canada Limited and Golder Associates Ltd. – following pages.

McClean Lake North Uranium Deposit
Borehole Mining Pre-Feasibility Study
November 2003

For:

Denison Energy, Inc.

By:

Layne Christensen Canada Limited
Golder Associates Limited

Report prepared by:

Colin Kinley, President, Layne Christensen Canada Limited

Richard Beddoes, P.Eng., Principal, Golder Associates Limited

Gary Hoffman, Contract Manager, Layne Christensen Canada Limited

Darren Kennard, P. Eng., Geotechnical Engineer, Golder Associates Limited

Table of Contents

1. Introduction

Denison Energy Incorporated (Denison) has requested a pre-feasibility study to assess the feasibility of mining the McClean North ore pods at its joint venture project at Cogema's McClean Lake property using borehole mining methods. Figure 1 shows the location of the McClean Lake property relative to other uranium mines and projects in Northern Saskatchewan.

Denison Uranium Projects in the Athabasca Basin


Midwest
McClean Lake
Waterfound
Cigar Lake
Cliff Lake
Wheeler River
McArthur River
Key Lake
★ Denison Projects
★ Other Projects

Reference: www.denisonenergy.com/en/operations/uranium/mcclean/

Figure 1 Location of McClean Lake Project, Northern Saskatchewan

Layne Christensen Canada Limited of Calgary was approached by Denison to consider and evaluate the mining of the McLean Lake Uranium resource by Borehole Hydraulic Mining methods.

Three to four ore pods present at McClean North, containing roughly 7 million lbs of U_3O_8 were to be assessed in the study. Denison estimated that 5 million lbs of U_3O_8 could be recovered over 4 years and the high-grade ore could be blended with low grade ore from the open-pit mining proposed by Denison for the Sue deposits.

Denison has requested a cost estimate for a hydraulic borehole mining approach and this report summarizes the estimated capital and operating costs and the anticipated ore recovery.

Golder Associates Limited (Golder) was retained by Layne to assist with geotechnical, hydrogeological and water management issues.

2. Resource Description

2.1. Orebody Definition

The McClean North orebody consists of a series of small pods with a SW-NE trend that straddle the unconformity between the Athabasca sandstones and the crystalline basement. The pods are located between McClean and Candy Lakes at a depth of approximately 165 m. Figure 2 shows the general distribution of the mineralized trends at McClean Lake relative to nearby lakes and rivers.


N
McCLEAN NORTH ZONE
POD 5
POD 6
POD 7
CANDY LAKE POD
POD 1E
POD 1W
POD 2
POD 3
POD 4
McCLEAN SOUTH ZONE
POD SE
POD SW
McClean North and South
Mineralized Pods
after Kilborn, 1990
100
200
0
Metres

Figure 2 Mineralized pods of the McClean North and South pods (From Denison, 2003)

The mineralization is hosted in altered sandstone and basement rock and is surrounded by an argillic (clay) alteration halo. Typical pod widths are 10 to 20 meters and in cross-section the pods are flat, lenticular to oval shaped bodies with thicknesses commonly from 5 to 10 meters.

Resource definition work carried out by Denison (Kerr et. al, 2003) for the McClean Lake North deposit has identified four of the pods shown in Figure 2 that may be suitable for exploitation using borehole mining methods. The current resource model for the four pods (pods 5, 1E, 1W, and 2) is made up of three-dimensional shapes (in Gemcom) that roughly delimit the portion of the mineralization within a 2% U_3O_8 cutoff grade. The average U_3O_8 grade for each of the four pods was determined using a polygonal ore reserve estimation approach. Table 1 below summarizes the resource estimate for the four pods provided by Denison to the project study team.

Table 1 General resource estimate for McClean North used in Borehole Mining Study

Pod	Pod Vol (m^3)	Pod Area (m^2)	Avg.Ore Thickness (m)	Ore Specific Gravity	Tonnes Ore	U_3O_8 %	U_3O_8 (T)	U_3O_8 (lbs)
2	7540	917	8.2	2.30	17,342	4.9	845	1,861,926
1W	4414	635	7.0	2.27	10,020	3.6	356	784,189
1E	6621	1005	6.6	2.42	16,023	10.4	1,670	3,680,790
5	2274	447	5.1	2.31	5,253	5.9	310	683,264

Denison also provided detailed resource assessment of various diameter cylindrical ore cavities superimposed on the three-dimensional ore pods. Both 3 m and 4 m diameter cylinders were synthetically mined in the three-dimensional ore pods with some cylinders overlapping (in plan) the 2% U_3O_8 cutoff grade line, as shown below in Figure 3. A total of 215 holes are necessary to fully exploit the orebody using 4 m diameter mining cavities.


Sec Ref 0
ROW A
ROW B
ROW C
ROW D
ROW E
POD 5
0 10 20 30 40 50
Scale in Meters
POD 5
POD 1W
POD 1E
POD 2

Figure 3 Example of synthetic mining of four ore pods using 4m diameter cylinders

Detailed spreadsheets outlining the thickness of ore in each synthetic cylinder and the amount of each cylinder (in plan) outside the 2% U_3O_8 cutoff grade line were included in the information provided by Denison. The detailed resource estimate used to assess recovery assumes that no grade exists outside the 2% U_3O_8 cutoff grade line. Figure 4 shows the distribution of ore thickness derived from the synthetic 4 m diameter cylinders. Most of the ore will be in the 5 m to 9 m thickness range.


Histogram - ore thickness of Pods 5, 1E, 1W, and 2
Frequency
0
10
20
30
40
50
60
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
2 3 4 5 6 7 8 9 10 11 12 13 14 15 More
Ore Thickness (m)
Frequency
Cumulative %

Figure 4 Histogram of Orebody Thickness for McClean North Study

Additional detailed information on the orebodies can be found in the Denison Energy report on McClean and Midwest deposits (Denison, 2003).

2.2. Geotechnical Properties

As of 1999, over 130 sub-vertical exploration boreholes has been drilled in the area near pods 1, 2 and 5. Most of these holes were logged geologically and very limited geotechnical information was collected. Previous geotechnical work included 40 holes drilled specifically for geotechnical and hydrogeological purposes between 1988 and 1990. Several reports by Golder, identified in the References section, describe the geotechnical data that has been collected from the deposit. The data are summarized below. Figure 5 shows the generalized stratigraphic sequence of the McClean Lake North Deposit.

Generalized Stratigraphic Sequence at the Midwest and McClean Lake Deposits


Age
Formation
Description
Quaternary
Pleistocene and Recent Sediments
Till and Sediments
Upper Cycle Medium to Coarse Grained Sandstones
Helikian
Athabasca Group Lower Manitou Falls FM
Lower Cycle Medium to Coarse Grained Conglomeratic Sandstones
195
200
Basal Conglomerate
Unconformity
Aphebian
Wollaston Group
Graphitic, Pelitic Metasediments
Archean
Mudjatik Domain
Granitic Gneiss

Figure 5 Generalized stratigraphic sequence at McClean North

The surficial deposits consist of glacial till and gaciofluvial and glaciolacustrine (sands, silts, clays) that vary from approximately 3 m to 13 m in thickness, with an average of 6.4 m.

The Lower Manitou Falls Formation of the Athabasca Group overlies the deposit and is composed of medium to coarse grained sandstones and conglomeritic sandstones. The sandstone unit is measured to be between 152 m and 168 m in thickness, and is on average 160.6 m thick.

The ore pods at McClean Lake occur at the unconformity between the sandstones and the underlying metasedimentary gneiss at a depth of approximately 165 m. In cross section they are flat, lenticular to oval shaped bodies, and using a 2% U_3O_8 cutoff grade, they are between 2.2 and 14.3 m thick and are on average 6.7 m thick. The orebodies are typically contained within an envelope of strong to intense argillic (clay) alteration.

The ore itself is expected to be highly variable in terms of strength and composition. In general, the ore is expected to be composed of weak altered sandstone, unconsolidated clays and silts, and occasional strong unaltered sandstone or hydrothermally altered pods.

High grade zones are anticipated to consist of pieces of strong massive pitchblende contained in a weak matrix of clayey, silty or sandy material. The softer portions of the matrix in the ore will exhibit strengths between 2-3 MPa, the harder portions between 25-30 MPa. Overall, the ore is expected to exhibit strength of approximately 10 MPa.

Utilizing Hydraulic Borehole Mining methods (to be fully described later), the ore is anticipated to break down into a well graded material ranging from clay to cobble sizes. The clay content may be significant (up to 20%) with substantial silt and sand as well. The pieces of hard pitchblende contained within the weak matrix will not be broken down by jetting and are expected to fall to the bottom of the jetting cavity where they will be broken up by a drill bit mounted on the bottom of the mining string.

Since the reamer arms and cutting jet are anticipated to be down looking at approximately 20°, the back of the ore cavity is anticipated to be conical and thus relatively stable. However, since the rock immediately above the orebody is anticipated to behave very much like the ore itself some spalling should be expected. Given the heterogeneous nature of the material, the cone in the back of the cavity is expected to break up in a piece meal fashion as jetting is carried out and should not endanger the jetting tool itself.

The anticipated geotechnical conditions that will be encountered during overburden drilling and mining are summarized in a long-section shown in Figure 6 that extends from just west of Pod 1W to east of Pod 1E. This section is expected to be representative of the conditions throughout the McClean North Project area.


GROUND SURFACE
ZONE 1
ZONE 2
ZONE 3
ZONE 4
DEPTH (m)
6-10
10-15
6-10
<5
BASEMENT GNEISS
LEGEND
STRONG (30-100 MPa)
MODERATELY WEAK (3-30 MPa)
WEAK (<3 MPa)
UNCONFORMITY
NOTES:
DRAFT
For Discussion Purposes
Golder Associates
PRELIMINARY GEOTECHNICAL MODEL MCLEAN LAKE DEPOSIT (GENERIC CROSS SECTION)

Figure 6 Anticipated strength and fracture intensity in sandstone, ore, and basement rock

2.3. Hydrogeology

The hydrogeology of the McClean North system is well described in the physical environment section of Cogema's technical information document (Cogema, 2003). The hydrostratigraphy of the McClean North deposit consists of unconsolidated glacial and lacustrine sediments overlying Athabasca Group sedimentary rock which is composed of upper sandstones and a basal conglomeritic unit, the orebody pods (each surrounded by an envelope of highly altered rock) and basement rocks. Currently, a shallow groundwater flow system is present in the unconsolidated glaciolacustrine sediments controlled by recharge from precipitation and interaction with the nearby lakes, streams, and muskeg. A deeper groundwater flow system comprised of flow in the sandstone below the unconsolidated sediments is characterized by flow to the west towards McClean Lake and Collins Creek. Flow in the sandstone at depth near the ore pods is primarily horizontal. Fracture enhanced hydraulic conductivity in the sandstone units is observed both on local and regional scales.

The borehole mining is not anticipated to have an additive impact (relative to background) on the migration of radio nuclides away from ore pods for several reasons, including:

- A negative pressure in the mining cavity will be maintained during active mining creating a localized flow towards the mining cavity, and;
- The mining cavities will be backfilled with non shrink concrete immediately after completion.

3. Jet Boring Technology

3.1. Methodology

A number of technical options for the mining system were evaluated at the beginning of this pre-feasibility study. The pumping aspects of ore recovery as well as the cutting options were considered in several technical sessions. The pumping options varied from a slurry-wall type of pump, equipped with a feeder-breaker and installed at the end of the mining tool, to a simple airlift system. The cutting options included various proven mechanical reaming, drilling and water jetting systems, linked to or moving independently of the pumping apparatus, operating in either submerged or dry conditions.

Layne has had significant experience with large diameter slurry airlift systems. With our ten years of large diameter bulk sampling experience in coal, kimberlite and uranium, it was ascertained by Layne that known and existing proven technologies should be applied.

In order to evaluate the above options it was considered that the Jet Boring mining system should have the following characteristics: speed of handling, practicality, reliability, robustness, based on proven technology and be easy to support technically. Given the depth of the ore body and considering that mining will be conducted through boreholes, it appeared essential that the mining equipment be an adaptation of existing drilling and bulk sampling technology.

Based upon these considerations, it was decided that the most feasible configuration was to mount a cutting jet (equipped with an air-shroud) on a conventional drilling reamer and to pump the ore slurry with a hydraulic airlift system. This system had the advantage of using a very high pressure, high volume, robust pumping technology that can handle a very heterogeneous slurry (including rocks) while maximizing the stability of the cavities. It also allowed threaded triple wall reverse-circulation drill pipe to be used, facilitating rapid tripping from the hole, and a large diameter drill bit to be used for primary crushing of large rock fragments in the hole. The disadvantage of this system was the reduced effective range of the cutting jet because the mining cavity must be permanently submerged. The limited range of the cutting jet can be partially mitigated by mounting the jet near the end of the arms of an expandable reamer and by shrouding the cutting jet with compressed air.

3.2. Cutting pressures / distances

A study similar to the one summarized in this document was carried out in 2001 (Layne, 2001) for the Midwest deposit for Cogema Resources Inc. The McClean Lake ore is anticipated to behave in a similar manner to the ore at the Midwest deposit, with the exception that it is anticipated to be slightly stronger. Cutting pressures for the Midwest ore were evaluated in cuttability tests that were conducted by Flow Industry in Seattle (Flow 1980). These tests consisted in exposing rock cores of various strengths to water jets of various pressures. The damage on the cores caused by the water jets was measured and the operating cutting pressures were derived from these observations. This report concluded that the operating cutting pressure for the Midwest deposit ore should be 70 MPa (10,000 psi). Further investigation of cutting pressures is required since there appears to be a lack of consistency between the rock strength values used in the Flow report with those found in more recent geotechnical investigations. It is expected that the specific cutting pressure will be reduced following additional studies to 5000 psi.

In submerged conditions, the energy of water jets dissipates extremely rapidly, within centimeters of the nozzle. In order to minimize this energy dissipation, the water jet should be designed to have the maximum flow rate and the minimum pressure for a given pump power. Based on the cuttability tests conducted by Flow and on the range of existing pumps, a cutting pressure of 70 MPa and a flow rate of 1,630 m^3/d (300 USgpm) were selected for this study.

Based on the Schlichtling's formula, the maximum cutting distance of a 70 MPa jet in submerged conditions ranged from 0.15 to 0.30 m for the Midwest ore. Using an air shroud around the water jet mitigates against the rapid dissipation of the jet energy for as long as the air shroud remains effective. At distances beyond the effectiveness of the air-shroud, the energy of the water jet dissipates in water according to the Schlichtling's formula. The effectiveness of the air shroud was studied by Flow for Cogema in 1995 and found to be approximately 0.80 m.

The following assumptions were used in the jetting calculations:

- Jet operating pressure: 35 to 70 MPa (5,000 to 10,000 psi)
- Jet pumping rate: 1,635 m^3/d (300 USgpm)
- Jet nozzle diameter: 9.6 mm
- Jet horsepower: 875 to 1750 hp depending on necessary jet pressure
- Effective air-shroud distance: 0.8 m
- Jet mining rate: 10 T/hour

Based on the above discussion, the maximum cutting distance of a 70 MPa, 1,630 m^3/d water jet equipped with an air shroud was estimated at 0.75 m in submerged conditions for the McClean Lake North Ore.

4. Infrastructure

Figure 7 shows the location of the McClean North deposit relative to the other site infrastructure at the JEB and SUE sites in Northern Saskatchewan.


JEB Site
Camp
Waste Dump
11000 mN
9000 mN
7000 mN
5000 mN
3000 mN
1000 mN
Sink Reservoir
Powder Mag. Road
McClean North
Greenhouse Road
Waste Dump
Sue Site
2000 mE
4000 mE
6000 mE
8000 mE
0
1
2
kilometers
McClean North Location

Figure 7 Location of McClean North Deposit (From Denison, 2003)

As shown in Figure 7, the McClean North deposit is approximately 3 kilometers from the Sue site. Process water can be dealt with at the JEB tailings management facility (TMF) and contaminated soil, liner materials and un-useable equipment can be sent to the Sue C pit tailings repository. There are bulk water neutralization facilities both at the Sue and JEB sites that could handle contaminated water. Water from both neutralization facilities is eventually discharged into the Sink reservoir which could be used for water supply. A 25KV power line runs 1 km to the east of the McClean North site and it could be utilized for power needs if necessary but diesel generators are assumed in the cost estimate. Permanent camp facilities exist at the JEB site.

Borehole drilling and mining will be carried out from roads that will be constructed connecting to existing road access at McClean Lake. Glacial deposits of coarse granular soils are understood to be readily available near the site and should be suitable for construction purposes. Borehole collar elevations suggest that relief in the area should not exceed 1-2 meters. The proposed site layout is presented in Figure 8 (second following page).

It will be necessary to provide containment of all process water and drilling fluids such that an accidental spill does not result in a release to the environment. The fluid containment ponds will be fully lined with PVC geomembrane

All exposed pipelines will be insulated and heat traced to be suitable for winter operation. All drill rigs, the separation plant and the ore blending plant will be contained within enclosures to enable winter operation. Layne anticipates the application of Arctic operation technologies and protocols applied to bulk sampling operations in northern Ontario and throughout the Northwest Territories.

REVISION DATE: 03/11/21 11:21am By: sreddy CADD FILE: O:\Active\2003\1413\03-1413-082 Layne Drilling McClean Scoping\CAD\Site Layout Figure.dwg



1800N
1600N
4600E
4800E
5000E
5200E
Diesel Generators
Site Office
Maintenance Shop, Warehouse, Laydown Area
Project Office
Pod 5
Conductor Drill Rig
Settling Pond (Inert Drill Cuttings)
Project Access Road
Mobile Separation Plant (Linear Motion Shakers)
Mobile Primary Screens and Supply Pump
Production Drill Rig
Delineation Drill Rig
Ore Zone
Pod 1E
Pod 1W
Pod 2
Security Office
Security Gate
Road Re-alignment
Candy Lake
Fresh Water Supply Pump
Project Access Road
Clean Water Jetting Pond
Air Lift Circulating Pond #2
Air Lift Circulating Pond #1
Ore Loadout
0 20 40 60 80 100
Scale in Meters

PROJECT
DENISON ENERGY INC.
McCLEAN NORTH PROJECT BOREHOLE MINING
POINTS NORTH, SK

TITLE
GENERAL ARRANGEMENT

Layne

Golder Associates
BURNABY, B.C.

PROJECT No.	03-1413-082		FILE No.			
DESIGN	KTD	04 NOV 03	SCALE	AS SHOWN	REV.	0
CADD	KTD	04 NOV 03				
CHECK	KTD	04 NOV 03				
REVIEW						

FIGURE 8

5. Mining Concept

5.1. Ore Delineation

Mining using the Jet Boring method requires accurate knowledge of the ore grades for each drill hole location to define the top and bottom depths of the mining cavity. Based on the exploration borehole density maps provided by Denison, the existing exploration boreholes were drilled on a grid spacing varying between 7 m and 15 m. Since the anticipated size of the mining cavities ranges from 3 m to 4 m, an ore delineation program will be required. The delineation program will consist of advancing small diameter rotary holes through the orebody which will be logged using a gamma-count geophysical probe. It is anticipated that the boreholes will be spaced between the production holes. For the purposes of the cost estimate, it is assumed that one delineation hole will be provided per four production holes (e.g. 25% of number of production holes). This will allow sufficient definition of the ore limits, casing requirements, and casing shoe depths.

5.2. Overburden drilling

Overburden drill holes will be put down using two separate drill rigs. An auger rig will be used to drill and set 36" conductor casing into bedrock. A casing drill rig will be used to drill mining access holes through the overburden and set casing where necessary.

The conductor casings will be cemented in place to provide a seal between surface water and groundwater. Conductor casing will be installed to 20 m below the surface overburden (till, sands, gravels).

Overburden access holes will be drilled to 24" diameter using an engineered stabilized bottom hole drilling assembly and large conventional reverse circulation tricone drilling equipment. Layne drilling technologies for accurately controlled large diameter are well developed over the long term from previous and existing controlled drilling programs. Layne has carried out a number of projects with similar equipment to similar depths. The extent of casing requirements for these holes is unknown at this stage and should be determined in the feasibility study. However, based on the rock conditions encountered in the Athabasca Sandstones in recent large diameter drilling programs and based on possible mining optimization, it is anticipated that not all access holes will require casing. For the purposes of this study and for preparation of the cost estimate, it was assumed that, on average, 50% of the access holes will be cased to the top of the ore. A drilling and casing rate of 3 m per hour has been assumed in the cost analysis.

All holes will be surveyed for alignment following completion of drilling. This survey will yield exact position in the orebody and relative position to adjacent holes. Some deviation of boreholes is expected and convergence between adjacent mining cavities and this should be identified prior to jetting so that mining of nearby cavities can be avoided. Due to the large diameter of the drilling equipment and stiffness of the drill string, it is anticipated that borehole deviation will be limited and the impact of this deviation is included in the ore recovery estimate. Hole deviation is not anticipated to exceed 30-50 cm and with accurate hole surveying, directional control on the mining jet will enable accurate cavity mining.

5.3. Mining methodology

A schematic representation of the conceptual mining system is presented on the following page in Figure 9



Figure 9 Conceptual Borehole Mining System

Key features of the proposed method are:

- The use of an airlift in triple wall reverse-circulation drill pipe for material removal,
- The use of an under-reamer for initial hole enlargement followed by one or more passes with the air shrouded jetting system engaged (air-shrouded cutting jet),
- All mining to be conducted under submerged conditions.

Carrying out mining under submerged conditions is thought to create fewer potential problems than attempting to mine in dry conditions. In particular, if mining in dry conditions:

- The presence of numerous open exploration boreholes may make it difficult to continually dewater the mining cavity,
- High groundwater inflows will introduce excess water to the slurry handling system and create a positive water balance – such water would have to be treated prior to release to the environment,
- Significant amounts of groundwater extraction may affect the groundwater conditions,

The advantages of a submerged cavity are:

- Submerged conditions enable use of an airlift.
- Cavity stability will be enhanced.

The under-reaming will be carried out at a diameter of 1.5 m (60") in possibly several passes. The under-reamer will have down looking expandable arms (set to gauge determined by the operator) and reaming will be carried out from the top down. A schematic of the under reamer in action is shown in Figure 10.



Figure 10 Progressive under reaming and schematic of reamer

Following completion of under-reaming, the under-reaming assembly will be tripped to surface to change over to jetting apparatus. However, future development of the assembly may focus on a single set-up, so that the jetting stage can be carried out without a trip to surface. Based on assumptions presented previously in this report, it is anticipated that this first stage of jetting can be completed to a final diameter of 3 m (0.75m jetted annulus) without significant challenges. For cavity enlargement to 4 m, the jetting equipment would be reset on the arms of the under-reamer to reach out further from the drill rods to further expand the cavity.

Jetting equipment will be mounted on the under-reamer. This will provide a number of advantages:

- Extension of the reamer arms will allow the jets to get closer to the cavity surface and thereby increase the cutting capability,
- The under-reamer will be very robust and will be able to withstand impact to the tool from, for example, rock falling from the cavity walls,
- Further extensions can be adapted to the under-reamer to allow the jet to be extended and allow further enlargement of the cavity.
- Oversize rock created by jetting can be crushed in a sump by the bit and under-reamer.

Mined ore will be removed using an air-lift system. The air-lift will require 800 – 1600 USgpm of water flow to enable operation. It is anticipated that even with high specific gravity ores, 95% of the mined material will be recovered from the cavities.

Boreholes will be backfilled using a low to moderate strength concrete backfill (10 MPa 28 day strength). The backfill concrete should have sufficient strength to resist excavation when cutting in an adjacent borehole. A target strength of 10 MPa is expected to be sufficient. The concrete will be marked with dye, or filling agents so that it can be easily identified in the slurry returns from the borehole. This will enable the driller to redirect the cutting away from such areas. Concrete strengths can be varied in the field as required. Drill rods on the production miner will be used as a concrete slickline to backfill the cavities.

As discussed earlier in this report, groundwater flow in the sandstone near the deposit is generally horizontal. This will minimize the movement of contaminants from the ore body to surface or shallow subsurface waters and will therefore reduce the requirements for backfilling of the boreholes with concrete. However, the costs assumed in this report anticipate filling the entire borehole back to surface.

A step-by-step description of the mining method is included in Appendix I.

5.4. Production mining cycle

Table 2 provides an example mining cycle for a 4 m diameter cavity, based on the weighted average ore thickness for all pods of 6.9 m. It is anticipated that drilling and reaming will be conducted in one stage and jetting will be carried out in a subsequent stage. The under-reaming assembly will be equipped with a drilling bit, so that prior drilling of the cavity area is not necessary. The cycle presented in Table 2, and on which the average cost estimates are based, uses the following anticipated production rates:

- Under-reaming at 2 m/hour.
- Jetting at 10 T/hour.

Table 2 Mining Cycle, Example for average ore thickness (6.9 m)

	Rate	Hrs
Drilling/Reaming		
Move in and Rig Up		5
Trip in and circulate		3
Ream to bottom (m/hour)	2	3.4
Trip out and lay down reamer		2
Service Equipment/Repairs/Misc. Downtime (15%)		2
Reaming Cycle		15
Jetting		
Pick up Jetting Assembly		2
Trip in and Circulate		4
Jet hole out - Stage 1 Rate Tons/Hour	10	6.7
Trip out		2
Re set jetting assembly - trip in		2
Jet hole out - Stage 2 Rate Tons/Hour	10	10.7
Trip out		2
Service Equipment/Repairs/Misc Downtime (15%)		4.4
Jetting Cycle		34
Actual Mining Time (Reaming and Jetting)		21
Run in concrete slick line backfill cavity		3
Standby Contingency (5%)		3
Total Anticipated O/B Drilling and Mining Cycle		**55 hours**

The mining cycle was also computed for various ore thicknesses and ranges from 41 hours to 85 hours for 3 m and 15 m thick ore respectively. The jetting production rate of 10 T/h was based on the 1980 Flow report (comparison with other Flow mining experiments), on mining experiments conducted by Savanick of the US Bureau of Mines in similar rocks to those of the Midwest ore and on the results of the 1996 Cluff Lake experiment (3 T/h average production when the equipment was available with a maximum production rate of 10 T/h).

The rig and jetting down times (due to equipment repairs, servicing, breakdowns or other interruptions to production) were assumed to be 15%. In practice, down times may be expected to be higher in the initial stages of the project and would drop as equipment and personnel adapt.

The cycle in Table 2 shows that, for the 4 m diameter cavity, the cycle is very sensitive to jetting production rates as actual jet mining comprises 32% of the mining cycle, while reaming comprises only 6%.

5.5. *Recoverable Resource*

In order to determine the amount of ore recovered, Denison's 4 m cylinders (Figure 4) were used and it was assumed that only the area within the 2% U_3O_8 cutoff grade line produce ore. It was assumed that 85% of the ore within each cylinder could be recovered, which is based on the following assumptions:

- Loss of some ore at the bottom of the cavity (estimated 95% recover of ore from cavity);
- Limited hole deviation;
- Inaccuracy in cavity shape;

Using this approach, a total of 5,048,776 lbs of U_3O_8 is recovered from the four pods which is approximately 72% of the proven resource in the three-dimensional ore pods. Table 3 provides a breakdown of the recovered lbs of U_3O_8 from each individual pod.

Table 3 Hydraulic Borehole Mining Recovery from Each McClean North Pod

Pod	Total lbs U_3O_8 Recovered
1E	2,636,863
1W	485,816
2	1,437,668
4	488,429

6. Materials Handling

6.1. *Separation*

The liquid-solids separation plant concept enables high recovery of ore from the air-lift slurry and provides clean water for recycling to the rig for jetting. The use of clean water for jetting will reduce jetting tool and pump wear and reduce downtime for replacement of tools. A further requirement of the separation plant will be to dewater the ore to minimize water that must be trucked with the ore. A conceptual flow sheet is presented in Figure 11.

The separation plant is expected to consist of primary and secondary circuits. The air-lift will discharge directly onto a primary classifying screen. The underpull from the primary screen will flow directly onto four in-series linear motion shaker tables that will remove the solids from the slurry. Coarse material will be removed by loader to a nearby ore pad and eventually removed by haul truck to the mill. Underflow from the primary screen and shaker tables will be pumped to the primary circulating drill water containment pond.

6.2. *Water Handling*

As the air-lift system will require between 1600 and 2000 USgpm to operate it will be problematic to remove enough solids from the circulating drill water to use it for jetting. Because of the large volume of water necessary, all drilling process water must be re-used (circulated) through the system. Therefore, a total of three containment ponds will be necessary. Water skimmed from the primary circulating drill water pond will be pumped to a secondary pond and eventually skimmed to the third clean water jetting pond.

In terms of water balance, since the proposed methodology utilizes a flooded cavity for mining, it is anticipated that there will be no net groundwater inflow and that groundwater heads in the mining cavity should be roughly balanced. Some water will be lost in ore shipments and it is expected that a small amount of make-up water will be required.

The clean water pond has been sized to hold enough water to jet a cavity in the thickest ore. The primary circulating drill water pond was sized using the following approach:

Drill Water Pond Capacity = Necessary clean water to jet a cavity in thickest ore / number of days to jet a cavity in thickest ore * 7 days to clarify water.

Water will be pumped in moveable, double walled and heat traced pipelines around the site.

Some clean water will be required for use in processing, such as water for washing the screens and gland water for the pumps. This water will be re-used in the process and reduce the needs for make-up water. A fresh water pump from Candy Lake will be used to supply the necessary make up water for the project (Figure 8).

Drilling fluids used by the overburden drilling rigs will be kept separate from the production slurry. Drilling mud from the overburden rigs will be screened at the rig and circulated through a separate small settling pond.

An example alternative to building engineered containment/settling ponds would involve pumping all circulation drilling water to the Sue bulk neutralization facility for treatment after the coarse solids have been removed was carried out. Clean water necessary for mining would also need to be pumped from the Sink reservoir, forming a closed loop for water supply and treatment from the mining. Costs for this option are not included in this report.

6.3. Ore Blending and shipping

Denison will use the high-grade ore recovered from the borehole mining to blend with lower grade ore from open-pit operations. The study assumes that all ore haulage will be carried out by Denison/Cogema and no costs have been included.

6.4. Decommissioning

At the end of the project, contaminated process water will be moved from the storage ponds using tanker trucks and the water will be deposited in the JEB TMF. All sludge will be removed from the ponds and sent to ore processing. Potentially contaminated soil from near the mining areas, contaminated equipment, and PVC liner from the ponds will be sent to the Sue C surround tailings facility. A site decommissioning costs of $30 per m^2 for engineered containment facilities has been used.

REVISION DATE:03/11/21 11:21am By: sreddy CADD FILE: O:\Active\2003\1413\03-1413-082 Layne Drilling McClean Scoping\CAD\Prelim Flowsheet.dwg Nov 20.dwg



Compressed Air (Air Lift) and Circulating Water
Compressed Air (Air Shroud)
Feed for Cutting Jet
Triplex Piston Pump (5000 - 10000psi @ 300-500rpm)
Clean Water Feed For Jetting
Ore Slurry Feed from Borehole
Primary Classifying Screen
To Ore Loadout
Circulating Air-Lift Water
28" Conductor
24" Casing
6" Drill Pipe
R/C Airlift, Slurry from Borehole
4 In-Series Linear Motion Shakers
To Ore Loadout
Circulating Air Lift Water
Pump to Circulation Water For Drilling
Feed Pump For Circulating Air-Lift Water
Feed Pump For Water Jet
Skimmer Pump
Skimmer Pump
Clean Jetting Water Pond
Second Circulating Water Settling Pond
First Circulating Water Settling Pond
ORE BLENDING AND LOAD-OUT
Conveyor To Ore Loadout
Scanner
Photograph of Proposed Borehole Miner

NOTE:
Separation plant flowsheet is conceptual.
Actual process and equipment types may differ

PROJECT	DENISON ENERGY INC. McCLEAN NORTH PROJECT BOREHOLE MINING POINTS NORTH, SK
TITLE	PRELIMINARY FLOWSHEET
PROJECT No. 03-1413-082	FILE No.
DESIGN DTK NOV 13	SCALE N.T.S. REV. 0
CADD DTK NOV 13	
CHECK DTK NOV 13	FIGURE 11
REVIEW	

Layne
Golder Associates BURNABY, B.C.

7. Cost Estimate

A summary of major cost items and an analysis of costs for 4 m diameter mining cavities are presented in the following tables:

- Table 4 Capital Costs
- Table 5 Labour
- Table 6 Operating Costs
- Table 7 Final Cost Analysis

All costs are presented in Canadian dollars. The capital breakdown is listed in Table 4 and the sub-totals shown in Table 7. Itemized operating costs are listed in Table 6. Table 7 provides operating costs for each functional area and camp costs, as well as $/tonne mined, and $/lb U_3O_8 recovered. The detailed resource estimate was used to provide a cylinder by cylinder estimate of the operating costs (presented later in Figure 13). These estimates are discussed in greater detail in the following paragraphs.

7.1. Capital and Non Operating Costs

Capital costs cover the purchase of drilling and ancillary equipment needed for the project and for the construction of infrastructure items shown in Table 4. Within the Capital Costs, an allowance has been made for decommissioning of the site, following completion of mining. This order of magnitude estimate allows for removal of liners and trucking of the potentially contaminated material overlying the liners to the Sue site for disposal. Delineation drilling costs and mobilization and demobilization costs has been identified separately from the Capital Costs item. Mobilization covers the costs of tooling and sourcing Layne equipment and transporting to site. All costs are based on 2003 prices and have not been discounted. Costs are based on telephone quotations for major equipment and standard industry data.

Table 4 Summary of Capital and Non Operating Cost Items

<u>CAPITAL COST AREAS</u>

Site Set-Up

Miscellaneous Buildings, Upgrade Roads, Containment Ponds

Power Generation

Power in 200 KVA light plants and additional 200 KVA generator sets

Instrumentation

Slurry Flow/pressure

Miscellaneous Equipment

Concrete trucks, Loader/Fork Lift, Batch Plant with winterized building, Light Power Plants
Additional Power Plant, Computerized welder, Clean Water Pump, Acoustic Mining Cavity Survey

Mining Rig

Production Rig (includes pump, mud handling, comp, drill pipe, inst, tools), Winterized Production Enclosures

De-Watering System

Pipelines, Primary Classifier, Shaker Tables and Pumps, Pump to Dirty Water Containment,
Circulation Pump for Mining with barge, Skimmer pump with barge (and winterized shack)
Jetting Pump with Barge (and winterized shack), Mobile building for de-watering plant (and winterized shack)
Valves, etc, Load Out Facilities, Ore Storage (winterized) and Building

Site Tear Down/Decommission

Decommission Ponds/Roads, etc

<u>DELINEATION DRILLING PRELIMINARIES</u>

Delineation Drilling

MOBILIZATION

Drilling Equipment

Overburden Rig (includes pump, mud handling, compressors, drill pipe)

Production Rig - Rig Up, Function Trials, Mobilization, Winterization, Office Safety Site Administration

Shop Facility and Inventory (Winterized), Service Trucks, Forklifts, etc.

DEMOBILIZATION

Transport, Cleanup

Sub-totals for the itemized capital are summarized as follows:

Capital Costs	**$ 9,601,379**
Delineation Drilling	**$ 1,022,288**
Mobilization	**$ 4,356,000**
Demobilization	**$ 660,000**

7.2. Operating Costs

The necessary site labour for management, overburden drilling and production mining are outlined in Table 5.

Table 5 Summary of Site Personnel

CREWS	**Site Maintenance Management**	**Production Mining Rig**	**Overburden Drilling Rig**
Project Manager	1		
Engineer	1		
Project Administrator	1		
Drilling Superintendent		1	1
Driller		2	2
Roughnecks		4	6
Sep Plant Operator		2	
Sep Plant Labourer		2	
Equipment Operators		2	
Mechanics	1		
Welders	1		1
Sub-Totals	5	13	10

The total full-time crew is 28. Note that rathole drilling and conductor casing welding staff are not included in the full time staff but are included on a unit cost basis. The labour crews are factored into the operating costs in Table 6.

Mining operating costs are presented in Table 6 under the following headings:

- *Casing costs*: Cost of 36" conductor and 24" hole casing plus transport to site.
- *Rathole and overburden drilling plus consumables*: including conductor and overburden drilling, setting casing and all necessary consumables.
- *Production drilling consumables*: including all necessary consumables needed during ore reaming.
- *Management/Support:* including personnel costs for all management and maintenance personnel identified in Table 5.
- *Production Mining*: Includes labor costs, fuel costs (mobile equipment, 1000 hp jetting pump), parts and repairs (for rig, separation plant, mobile equipment, etc), truck leasing (10 pickup trucks), consumables (separation plant and rig consumables) and miscellaneous costs. Fuel is expected to be available at $0.62/litre FOB from Cogema.
- *Hole Abandonment.* Costs for backfilling of cavities with concrete. Assumed cost $100/m^3$ placed.

Unit borehole mining operating costs are outlined in Table 6 below along with values for the average mining cavity.

Table 6 Summary of Mining Operating Costs

Operating Costs	Cost	Unit	Value for Average Cavity
Casing Cost	$ 299.51	per cased meter	84 m
Rathole and Overburden Drilling, Consumables, Hole Survey	$ 350.01	Per meter drilled	175 m
Total Production Drilling Consumables	$ 477.40	per reamed meter	8.6 m
Total Management / Support	$ 210.38	per hour	55 hours
Total Production Mining Costs	$ 1,197.28	per hour	55 hours
Hole Abandonment	$ 100.00	per cubic meter	145 m^3

The mining operating cost for an average mining cavity is $182,113. The proportional mining operating costs for the categories listed above are shown in Figure 12.


Average Proportion of Operating Costs
O/B Casing
Rathole / OB Drill Consum / Survey
Bit/Reamer Costs
Mgmt/Support
O/B Drilling, Prod. Mining
Hole Abandonment (Backfill)

Figure 12 Operating cost breakdown for average ore thickness (6.9 m) for 4 m diameter cavity

Camp costs are also included in the operating costs listed in Table 7, which includes $41,000 per man per 300 working day year for camp costs, plus 20% off site-costs. The average on and off site camp costs are $12,694 per mining cavity and the total over the entire project is $ 2,729,183.

Figure 13 shows the estimated total operating cost for all cylinders (separated out by pod) for 4 m diameter mining cavities.


Assessment of Operating Costs / lb U3O8
for 4m Mining Diameter Assessment
$16.5/lb U3O8
Cylinders Outside of Area of 2% Cutoff in Pod
Operating Cost / lb U3O8 ($CAN)
Mining Thickness (m)
Pod 1E
Pod 1W
Pod 2
Pod 5
0
5
10
15
20
25
0
2
4
6
8
10
12
14
16

Figure 13 Assessment of operating costs for each cylinder in 4 m diameter mining cavity analysis

7.3. Other Assumptions

Labor is assumed to be non-union.

7.4. Cost Summary and Discussion

Table 7 below lists the final cost analysis for 4 m diameter cavity mining.

Table 7 Life of Project Capital and Operating Cost Analysis

Total Operating Costs (Mining and Camp)	$ 41,977,544
Total $ Op Costs / Total m^3	$ 2,813
Total $ Op Costs / Total T	$ 1,205
$ Op Costs / lb U3O8 Recovered	$ 8.3
Project Duration (Using 300 Working Day Year)	2 Years
Production Rate (lb U3O8 / Year)	2.5E+06
Total Capital Cost (Undiscounted)	$ 15,639,667

The approach that has been taken to the technical feasibility of jet bore mining has been to identify existing equipment that can accomplish the required tasks without significant adaptation, then to consider ways in which the equipment might be developed to provide enhanced performance in terms of production rates and ultimate cavity size. Thus the base case of a 4 m final diameter cavity is one that could be accomplished with minimal equipment enhancement and engineering design.

In addition to equipment development, there are other factors that may allow additional production to be achieved from individual jet bore cavities. Clay within the orebody is likely to soften and squeeze when left in contact with water. Some of the more friable parts of the rock mass may also slough from the walls as a result of elevated shear stress, although this is expected to be a minor factor unless the cavity can be partially depressurized. The combination of these effects may allow enhanced productivity by allowing holes to sit for a period of time, followed by a further cycle of jetting.

Cavity instability poses the greatest potential risks to the financial viability of the mining method, either because down-hole equipment is damaged or lost or because raveling of the roof results in ore dilution and increased backfill requirements. Raveling of the roof may also cause interconnections to other pilot holes and loss of production from adjacent cavities. While drilling equipment can be designed to control some of these risks under most circumstances, the risks can probably not be eliminated. One of the functions of a pilot test will be to investigate and quantify such risks.

8. Feasibility Study – Proof-of-concept

A number of assumptions have been made in this pre-feasibility study. Among these assumptions, the most significant ones should be carefully evaluated to prove the technical concepts during a bankable feasibility study. The four principal aspects of the mining system to be further evaluated are:

- Cuttability: the cuttability tests conducted by Flow in 1980 could not be accurately correlated to the geotechnical model. It is recommended that two boreholes be cored (large diameter core 6" +/-) through the ore body, core samples representative of the various degrees of alteration and strength be selected, and cuttability tests undertaken. This proposed testing will determine the optimum cutting pressures and the anticipated production rates.
- Air shroud: basic design and bench tests should be conducted to optimize the air shroud around the cutting jet. The testing would include measuring pressures at different standoff distances in submerged conditions in order to select the most efficient air shroud design. This testing will determine the optimum pressure and flow rate of the compressed air, as well as the effective distance of the air shroud.
- Expandable reamer: a more detailed review of existing oilfield and mining technology for the expandable reamer should be completed. Following this review, the necessary basic design will be undertaken to optimize the reamer in terms of maximum expanded size and the airline, waterline and cutting jet mounting arrangement. Finally, reamer prototypes may be built to undertake mechanical bench and field testing and verify the design.
- Pilot test: a pilot test should confirm the equipment designs and production rates that can be used in a feasibility study of mining the McClean North deposit using a Jet Boring method. The pilot test will confirm the mining parameters (production rates, mining distance) estimated in the conceptual study and test the mechanical aspects of the mining equipment. The pilot test should include mining two or three cavities and allow some experimentation with different casing configurations and mining cycles.

The capital costs estimated to carry out a full-scale mining test at McClean Lake, for example on the Caribou deposit, are estimated to be $3.5 million and are described in a separate document.

9. References

COGEMA Resources Inc. – McClean Lake Operation, Draft Environmental Effects Technical Information Document, Version 1, September 2003.

Flow Technology Company, Note 183, June 1980, Cutting Test of Midwest Lake Material for Canada Wide Mines

Golder Associates Report to COGEMA Resources Inc. titled: "McClean Geotechnical Assessment", dated May, 1999.

Golder Associates Report to COGEMA Resources Inc. titled: "Geotechnical Summary – McClean Lake Project", dated December, 1998.

Kerr, William, C., Spiteri, Joe, Cohoon, Gary, Counsell, H., C., Rickaby, Andrew, C., Report on Reserves and Resources of Denison Energy Inc. McClean Lake and Midwest Area, Saskatchewan, Prepared by Denison Energy Inc. October 2003.

Kilborn, (Saskatchewan) Ltd., 1990, Total Minatco Limited, Wholly Joint Venture, Feasibility Study, Volume 1, Project Description, October 1990.

Layne Christensen Canada Limited, 2001, Midwest Hydraulic Borehole Mining Project, for Cogema Resources, September 2001.

Layne Christensen Canada Limited, review of existing bulk sampling and conventional gas under reaming techniques, Alberta Energy, Gregg River Resources, De Beers S.A., Layne Energy, Kensington Resources, BHP Resources, Colin Kinley, Gary Hoffman.

Appendix I
Borehole Mining Procedures

Layne procedures for Bulk production will start with the following procedures:

- **Delineation drilling to define the ore body.**

  1. Move in delineations rig over pre-drilled conductor hole.
  2. Core or R.C. through the ore body to define the Lithology top and ore grade.
  3. Pull out of the hole and move to next site.

- **Surface Conductor drilling.**

  1. Move in Conductor Rig over pre-staked site
  2. Drill oversized hole through overburden about 5 meters
  3. Run surface conductor casing
  4. Cement casing to the surface to allow for a tight seal from the lake
  5. Pull out of the hole and move to the next site

- **Overburden drilling**

  1. Move in and set up over pre-cased conductor hole
  2. Pick up drill pipe and large diameter drill bit and start drilling overburden, conventional circulation. Switch to Airlift R.C. at 20 m.
  3. Take surveys to maintain straight hole with digital ESS survey tool. (Surveys should be taken every 50 ft.)
  4. Record any problematic hole conditions for casing off at completion
  5. Pick up solids while drilling and deliver them to the separation and dilution plant for processing with ore removal
  6. Finish drilling overburden to the top of the slim clay zone above the Targeted ore body
  7. Condition the hole and pull out to run casing through the problematic areas
  8. Cement the bottom joints of the casing and pull out of the hole to move to the next hole

- **Directional Surveying.**

  1. Setup wire line unit and directional Gyro over pre-drilled overburden hole
  2. Survey hole and record surveys every 10 meters
  3. Maintain records on diskettes and hard copies, making plots and records for geologist or drilling Engineers.
  4. Pull out of the hole and move to next hole.

- **Production Reaming**

  1. Move production Miner over pre-drilled production hole
  2. Pick up Under reamer and run into the hole to the top of the slim clay zone above the targeted ore body
  3. Rotate slowly and apply less that 5000 lbs weight on bit opening the under reamer arms and ream up the clay to keep it from sloughing in on top of under reaming process.
  4. Drill and ream to bottom about 3 meters per hr.
  5. Drop ball to release arms and pull out of the hole to lay down Under reamer assembly

- **Production Jetting assembly**

1. Pick up the high pressure jetting assembly with short arm
2. Trip into the hole to the top of the targeted ore body
3. Start reverse lift system
4. Apply jet air system slowly to extend arm extension
5. Rotate and jet wash about 3 to 5 Meters per hour to bottom
6. Trip jet assembly out of the hole

Note: At this point the Cavity Meter log should be run on the first few holes to determine the size of hole being produced. If needed the long arm extension can be picked up and run into the hole to extend the bore repeating the first steps.

- **Cavity Monitoring**

1. Set up wire line unit over open hole of production drilled hole
2. Log open hole with cavity (sonic) tool recording cavity size
3. Maintain logs on diskette and hard copy, plotting log for geologist or drilling engineer.
4. Pull out of hole and move to next site

- **Hole Abandonment**

1. Set up hopper over production drilled hole after Cavity meter run OK's volume of production
2. Dump cement mix of 10Mpa. Mix from batch plant, with concrete mixer truck, directly into the borehole
3. Calculate cement to fill hole to 10 meters into the overburden hole
4. Pick up and move to the next hole.

The layout of the proposed borehole mining train is presented in Figure I-1 (below).

Figure I-1.


PRODUCTION MINING LAYOUT
PIPE RACK
TOOL HOUSE
PRODUCTION MINER

29 APPENDIX 3 – McCLEAN METALLURGY MEMORANDUM

MEMORANDUM

Subject: McClean Deposit

To: Mr. A. C. Rickaby cc: Mr. J. Spiteri

From: Mr. H. C. Counsell Date: June 26, 2003

I have reviewed the Wholly Joint Venture Feasibility Study, Volume 1, Project Description of October 1990 by Kilborn (Saskatchewan).

Included in the study is a description of the laboratory metallurgical test work carried out at Ortech, Total Jovac and Lakefield on samples from JEB, Sue A and B, McClean and Sue C. The McClean test work was done by Ortech.

The drill core samples received and the composite samples used for test work were described in the report.

The most important facts established by the test work concerning McClean ore were:

- Assays of the samples show the arsenic and nickel content of McClean ore were low. This will generally lead to faster leaching, lower oxidizing agent and acid consumption and lower tailings treatment costs.
- The leaching extraction for all samples including McClean was between 98 and 99.
- The McClean uranium leached quickly and 6-hour retention time was selected.
- The ore did not require fine grinding.
- The ore did not require high temperature leaching and 55°C was selected.
- Acid and oxidizing agent consumption was moderate.
- The Bond Work Index was about the same as other deposits in the area.
- Settling tests for C.C.D. did not indicate any problems with the McClean ore.
- The dynamics and recoveries for the organic extraction were good.

Taking all the above information into account, I would expect the McClean ores could be processed in the JEB mill in the same way as the JEB and Sue C ores currently being milled and with 98% recovery.

Metallurgically, the McClean ore will respond to treatment very similarly to the JEB and Sue C ore currently being treated, however, the actual milling cost will depend on the overall milling schedule at the time the McClean ore is processed. If the ore is milled concurrently with Cigar Lake ore, then the estimated cost shown in the H.C.C. estimate for Sue A and B and Sue E ore should be used, as shown below:

Direct milling cost	\$2.88/lb U_3O_8
Total milling cost, with all allocated costs	\$4.69/lb U_3O_8

Laboratory tests with Midwest and Cigar Lake ore indicate that leaching the two ores together could lead to some precipitation of Cigar Lake uranium. As Midwest ore requires much longer leaching time and contains much more arsenic than McClean ore, there could be similar reaction if they were leached in the same circuit. Therefore, it would be preferable if the two ores were not leached together.

/lk

MEMORANDUM

Subject: Milling Cost for McClean Ores

To: Mr. A. C. Rickaby cc: Messrs. W. C. Kerr, J. G. Spiteri, G. A. Cohoon

From: Mr. H. C. Counsell Date: July 21, 2003

In a fax dated June 23, 2003, I stated that the McClean deposit would be similar to the JEB and Sue C ores currently being milled. An estimate of the milling cost was given as:

Direct Milling Cost	\$2.88/lb. of U_3O_8
Total Milling Cost, with all allocated costs	\$4.69/lb. of U_3O_8

This estimate was based on producing about 2,000,000 lbs. of U_3O_8 per year while concurrently milling Cigar Lake ore. However, if the milling rate was increased to over 4,000,000 pounds per year, then the unit milling costs would be reduced.

If the mill production was 4.3 million pounds of U_3O_8 per year, then the estimated milling cost would be reduced to:

Direct Milling Cost	\$2.25/lb. of U_3O_8
Allocated On-site Costs	\$0.92/lb. of U_3O_8
Allocated Off-site Costs	\$0.23/lb. of U_3O_8
Allocated Administration Costs	\$0.07/lb. of U_3O_8
Total Mill Costs	\$3.47/lb. of U_3O_8

This cost estimate was based on the Midwest estimate for 2010 in my original report with the following changes:

- The production was reduced from 4.5 to 4.3 million pounds.
- The current (2002 actual) ferric sulphate consumptions were used instead of the much higher rates used for Midwest.
- The annual cost for tailings neutralization was reduced from \$5,286,000 to \$1,373,000.
- The Cigar Lake ore would be milled at the same time of the rates scheduled for 2010.

/lk

REPORT ON RESERVES AND RESOURCES

of

DENISON ENERGY INC.

MCCLEAN LAKE AND MIDWEST AREA, SASKATCHEWAN

PREPARED BY:

DENISON ENERGY INC.

Date: October 10 2003

William C. Kerr (P.Geo, Ont, 0120)
(P.Geo, Sask, 12624)
Joe Spiteri (P.Geo, Ont, 0247)
Gary A. Cohoon (P.Geo, Ont, 0633)
H.C. Counsell (P.Eng, Ont, 9515016)
Andrew C. Rickaby

DENISON ENERGY INC.
Atrium on Bay
40 Dundas Street West, Suite 320
Toronto, Ontario M5G 2C2

2 TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

REPORT ON RESERVES AND RESOURCES OF DENISON ENERGY INC. McCLEAN LAKE AND MIDWEST PROPERTIES SASKATCHEWAN

3 SUMMARY

Denison Energy Inc. ("Denison") holds a 22.5% interest in the McClean Lake Joint Venture and a 19.96% interest in the Midwest Joint Venture. Cogema Resources Inc. ("Cogema") is the operator of both Joint Ventures. The Joint Ventures have title to mining claims and leases in northeastern Saskatchewan, approximately 750 kilometres north of Saskatoon, which are host to unconformity-type uranium deposits which are currently being exploited by the Joint Ventures. The McClean Joint Venture owns the JEB Mill which is a uranium processing facility, commissioned in 1999, which is licensed to produce eight million pounds of U_3O_8 per year.

Denison has requested that Joe Spiteri and Gary Cohoon work with William Kerr, Andrew Rickaby and H.C. (Tim) Counsell to review previous work and technical reports on the Midwest and McClean Lake properties in Saskatchewan.

The McClean Lake and Midwest uranium deposits lie near the eastern margin of the Athabasca basin in the Churchill structural Province of the Canadian Shield. The deposits are classical unconformity-type uranium deposits which occur at or proximal to the unconformity between sedimentary rocks of the Athabasca Formation and the underlying Precambrian gneissic basement. The deposits are intimately associated with fault structures and graphitic units within the basement.

Mineralization was discovered at McClean Lake (the McClean North deposit) in 1979. Subsequent exploration led to the discovery of the McClean South deposit in 1980 and the JEB deposit in 1982. From 1985 to 1990, Minatco Limited, a predecessor in title to Cogema, explored the property. Further exploration resulted in the discovery of the Sue A, B, C and E deposits between 1988 and 1991. The JEB and Sue C deposits have since been mined-out and stockpiled. Ore from the stockpiles is currently being processed in the JEB Mill. This property is also host to the Sue A, Sue B, Sue E and McClean North uranium deposits as well as other deposits and exploration prospects (which are not examined in this report). The property held by the Midwest Joint Venture hosts the Midwest uranium deposit, which was discovered in 1978 and drilled off over the next two years.

An agreement is in place for the JEB mill to process ore and produce up to 9.2 million pounds of U_3O_8, under a toll milling arrangement, from the Cigar Lake deposit, owned by the Cigar Lake Joint Venture. A production capacity increase to 12 million pounds U_3O_8 per year will be financed by the Cigar Lake Joint Venture. Implementation of this agreement is dependent on Cigar Lake receiving regulatory approval and a production decision by the Cigar Lake Joint Venture. All mining and processing schedules and the costs used in the current report assume that the JEB Mill expansion will take place in 2005 and that processing of Cigar Lake ore will begin in 2006.

The majority of the ore from the Sue C and JEB stockpiles are scheduled for processing between 2003 and 2006. The Sue A and B deposits are tentatively scheduled to be developed by open pit mining methods in 2005 and 2007 respectively. Ore from these deposits will be blended with the

remaining Sue C stockpile. The metallurgy of the Sue A and B deposits is similar to that from Sue C and can be processed in the JEB mill with no modifications.

Sue E is tentatively scheduled for development in 2006 and 2007. Ore will be blended with stockpiles from Sue A, B and C and processed in the period 2007 to 2009. A portion of the Sue E deposit extends onto an adjacent property held by Cameco Corporation. An agreement permitting development of the deposit is currently being negotiated.

Dewatering, overburden removal and waste rock stripping for the Midwest open pit deposit is tentatively scheduled to commence in 2007, with ore mining to take place in the latter half of 2009. Ore from Midwest would be processed starting in 2010. Processing of ore from Sue E and Midwest will require modifications to the JEB mill, budgeted at between $12 and $15 million.

Denison has reported reserves for a number of these deposits which are based on previous studies carried out by Denison, Cogema and other operators. Due to advances in mining technologies, possibly outdated or time-expired sections of those previous studies, and the possible company reorganization, Denison requested that a technical report be prepared which would address reserves and resources on the Properties.

A feasibility study, contemplating underground mining methods was prepared for Midwest in 1990. Cogema has recently completed a prefeasibility study for development by open pit but has not yet made a recommendation to the Joint Venture partners concerning reserves or resources. The writers have examined the prefeasibility study and have prepared reserve estimates assuming open pit extraction.

Cogema has completed scoping studies and prefeasibility level estimates and prepared reserve estimates for Sue A, B and E assuming development by open pit. The writers have examined the results of the prefeasibility studies and original drilling to form the basis for the estimates contained herein.

Previously reported reserves at McClean North assumed development using underground mining methods. This report assumes development using Blindshaft Boring technology. McClean North has not been scheduled for production. The metallurgy of McClean North indicates that it can be accommodated in the JEB Mill with no modifications required.

The writers have prepared estimates of the reserves and resources for the deposits, on a 100% basis, as presented in Table 1 and Table 2 as of December 31, 2002.

Table 1 : Summary of Reserves (100% basis)

Deposit	**PROVEN**			**PROBABLE**			**TOTAL PROVEN AND PROBABLE**			**STRIPPING RATIO**
	Tonnes x 1,000	Grade % U_3O_8	lbs. U_3O_8 x 1,000	Tonnes x 1,000	Grade % U_3O_8	lbs. U_3O_8 x 1,000	Tonnes x 1,000	Grade % U_3O_8	lbs. U_3O_8 millions	
Stockpiles	531	1.84	21,600				531	1.84	21,600	n.a.
Sue A	14.3	1.23	386	43	1.19	1,126	57	1.20	1,512	34.9
Sue B	14.5	0.55	176	92.4	0.53	1,069	107	0.53	1,245	15.5
Sue E	8.6	1.49	281	320	0.78	5,519	329	0.80	5,800	29.7
Midwest	92	7.02	14,240	290.8	3.0	19,286	383	3.97	33,525	178
Totals	660	2.52	36,683	746.2	1.64	27,000	1,407	2.05	63,682	

Table 2 : Summary of Resources (100% basis)

Deposit	Tonnes x 1,000	Grade % U_3O_8	lbs. U_3O_8 x 1,000
		Indicated	
McClean North undiluted	30.9	7.31	4,950
		Inferred	
Sue E diluted	23.6	0.71	367

Assumptions used to develop these estimates include:

- A uranium price of $22 Canadian per pound of U_3O_8 .
- Processing of Cigar Lake ore beginning in 2006 which will permit economies of scale for milling and other costs.
- Costs and schedules developed in prefeasibility-level studies prepared by Cogema and Denison and summarized in this report.
- Integrity of the survey database for hole locations and down-hole deviations.
- Geotechnical and hydrological conditions at each of the deposits are as has been reported by Golder Associates and Cogema.
- That an agreement is reached with the adjacent claim owner to allow development of Sue E.
- Other assumptions as documented in the body of this report.

The estimates are based on a total 360 diamond drill holes and 6,514 assays for U_3O_8 within the interpreted shapes of economic ore with estimated reserves. To verify the accuracy of the database the writers have compared the assays from 38 of the drill holes to original assay certificates. No major errors were found.

The optimized pits, and thus the estimate of reserves are quite robust in terms of variations in assumptions concerning mining costs. For example, a 50% increase in mining costs at Midwest results in an optimized Whittle® pit shell which contains only 3% less U_3O_8 .

The reserve estimates are much less robust in terms of assumed U_3O_8 prices. In the case of Midwest, and based on preliminary pit optimization analysis, the writers are of the opinion that a U_3O_8 price assumption of less than, approximately $19.50 would result in a significant reduction in U_3O_8 content of the economic reserves. Price increases would have a limited effect on reserves at Midwest since the majority of the in-place resource (exclusive of the Southern Tail) is being extracted with the pit contemplated in this report.

Absolute changes in milling costs (per pound of U_3O_8) will have the same effect as a change in U_3O_8 price. Milling costs tend to be about 25% of the selling price on a fully allocated basis.

The greatest impact on undiscounted cash flow projections is the Canadian dollar price received for U_3O_8.

4 INTRODUCTION AND TERMS OF REFERENCE

4.1 Introduction

Denison Energy Inc. ("Denison") holds interests in two Joint Ventures which hold rights in mineral claims and leases and a uranium processing plant in northern Saskatchewan: Denison has a 22.5% interest in The McClean Joint Venture ("McClean Joint Venture") and a 19.96% interest in the Midwest Joint Venture ("Midwest Joint Venture"), (collectively "Joint Ventures"). Cogema Resources Inc. ("Cogema") is the operator of both joint ventures with 70.0% and 54.84% respectively in the McClean Joint Venture and the Midwest Joint Venture. Cogema is a wholly owned subsidiary of Cogema S.A., incorporated in France ("Cogema Group") which in turn is a wholly owned subsidiary of Areva S.A also incorporated in France. ("Areva Group").

The McClean Joint Venture owns a uranium processing facility ("JEB Mill ") which has a nominal design capacity for the production of 6 million pounds per year of U_3O_8. The JEB Mill began operation in 1999 and has been processing ore mined from the JEB and Sue C pits since start-up. In 2001, the JEB Mill received a four-year operating licence that will allow it to increase its annual production limit from 6 to 8 million pounds U_3O_8. The increase gives the mill more flexibility in its operation and better reflects the plant's actual capacity. A mill expansion is planned, subject to regulatory approval, to further increase annual capacity to 12 million pounds of U_3O_8 by 2006.

An agreement has been signed with the Cigar Lake Joint Venture to mill ore from the Cigar Lake deposit. Implementation of the agreement depends on the Cigar Lake Joint Venture making a positive production decision and receiving the required permits. Processing of ore, which will be received in the form of a slurry from Cigar Lake is scheduled to begin in 2006. Approximately half of the leachate, once the uranium is in solution, will be forwarded to Rabbit Lake for further processing and the balance will be processed in the JEB Mill. Processing of Cigar Lake ore will occupy between 4 and 9.2 million pounds of the JEB mill capacity.

The McClean Joint Venture holds mineral claims and leases ("The McClean Lake Property") which are host to four uranium deposits; the Sue A, B, E and McClean North deposits for which resource and reserve estimates are presented in this report. The claims were also host to the JEB and Sue C deposits which have been mined out and which are currently being processed from stockpiles. Reserve reports for the stockpiles are also presented here.

The Midwest Joint Venture holds mineral claims and leases ("The Midwest Property") which is host to the Midwest deposit for which a reserve estimate is presented in this report.

Collectively the McClean Lake Property and Midwest Property are referred to as "The Properties".

4.2 Terms of Reference and Purpose

Denison holds varying interests in uranium mines, development projects, and exploration properties in northern Saskatchewan. Feasibility level studies were carried out on the Midwest deposit and deposits within the McClean Lake Property in 1990. Since that time, the JEB Mill has been constructed and has a three year operating history, and several more deposits have been discovered in this area.

Because of advances in mining technologies, the possible reorganization of Denison, (Denison Energy Inc., 2003) the discovery of deposits subsequent to the release of the early 1990's feasibility studies, and possibly outdated or time expired sections of the previous studies, Denison determined that it would be prudent to re-examine the fundamental parameters behind these studies and to prepare a technical report which would be compliant with NI 43-101.

Denison Energy Inc. has requested that Joe Spiteri and Gary Cohoon work with William Kerr, Andrew Rickaby and H.C. Counsell to review previous work and technical reports on the Midwest and McClean Lake Properties in Saskatchewan. William Kerr (P.Geo, Ontario), an employee of Denison acted as a qualified person and provided opinions concerning the geology of the deposits. Mr. Kerr as an employee of Denison is not independent. H.C. Counsell (P.Eng., Ontario) acted as a qualified person for, and provided opinions concerning metallurgy and processing costs. Mr. Counsell is not independent. Joe Spiteri (P.Geo, Ontario) acted as an independent qualified person and provided opinions and estimates concerning the reserves and mining costs. Gary Cohoon (P.Geo, Ontario) acted as an independent qualified person and assisted in the compilation of information and preparation of the report. Andrew Rickaby, retired Vice President of Operations of Denison (BSc. Applied Sciences, in Mining Engineering) assisted in the acquisition and interpretation of relevant data concerning mining and processing. Mr. Rickaby is not independent.

4.3 Sources of Information

Geological and other information for the preparation of this report was provided to Joe Spiteri and Gary Cohoon by Denison from the following sources:

- Internal documents including reports and correspondence concerning the projects.
- Databases concerning drilling results and resource estimates on compact discs or by email from Cogema's parent company offices in France primarily from C. Demange Manager Mining Reserves, Department Business Unit Mines, Cogema Group, and A. Grove, Ingénieur Géologue and Geostatisticien, Cogema Group.
- Databases and drawing files on compact disc or by email from Cogema's offices in Saskatoon and the McClean Lake site.
- Databases and previous block models on the Midwest deposit from John Reedman (who prepared the 1990 block model for Midwest) by email.
- Telephone conversations with Larry Richardson (former mine geologist and employee of Denison who was involved in earlier estimates for the deposits), Steve Wilson (Mine Geologist with Cogema at the McClean Lake mine site), Mike Eaid (Chief Mine Engineer with Cogema at the McClean Lake mine site), Guy Breton (Project Geologist with Cogema).
- Copies of original the drill logs and assay certificates were obtained from Cogema's offices in Saskatoon and the mine site.
- Copies of some assay certificates for drilling during 2001 were received directly from the Saskatchewan Research Council laboratory.

Information concerning process, metallurgy and milling was provided to H.C. Counsell from the following sources:

- Internal Denison documents including reports and correspondence concerning the projects.
- Reports prepared by or for Cogema concerning the project.
- A visit to the Saskatoon offices of Cogema from May 12 to 14th and interviews with Dr. John Rowson (Director, McClean Lake Regulatory Affairs, Cogema).

- Telephone interview with Henry Schnell (Manager, Process Development, Cogema).

Additional information concerning marketing, economics and history were provided from Denison internal files and communications with Don Campbell, Vice President Marketing and Special Projects and Craig Bamford, Vice President Finance and Chief Financial Officer.

4.4 Field Involvement of Qualified Persons

Denison holds a minority interest in all of the Properties and since 1993 has not been the operator of any of the programmes carried out on the Properties. Denison participates in the management of the Joint Ventures through the Joint Venture Management Committee. On site, daily management of all projects, programmes and operations is carried out by Cogema.

William Kerr has made numerous visits to the Properties between 1997 and present in his capacity as Director, Resource Evaluation for Denison. His involvement on site has included participation in bi-annual Joint Venture Management Committee Meetings, regular and periodic reports on programmes and visits to the Properties in the course of drilling programmes.

The majority of the drilling on the Properties was carried out between 1978 and 1992 and none of the writers was involved in those programmes. William Kerr provided input to the drilling programme carried out on Sue E during the winter of 2001 through site visits during the drilling and discussions with on-site management.

Joe Spiteri, Gary Cohoon and H.C. Counsell have not visited the site.

5 DISCLAIMER

Joe Spiteri's and Gary Cohoon's views and opinions on the Midwest and McClean Lake deposits and operations are based on information provided by Denison and H.C. Counsell. H.C. Counsell's views and opinions are also based on information provided by Denison.

During the course of the present examination a number of checks have been carried out on the validity and reasonableness of data and information, as indicated in the body of this report. However, the writers have relied on the integrity and completeness of the information as provided.

The writers have relied in particular on the following information:
1) Information on mining claims was provided by Denison. The independent writers have not independently verified this information.
2) The writers have not independently drilled or carried out check sampling on the property and the writers have relied on information provided with respect to drilling.
3) Survey information, for drill hole co-ordinates, down hole drill surveys or for topography have not been audited or verified.

All reference to dollars are Canadian dollars unless otherwise noted.

6 PROPERTY DESCRIPTION AND LOCATION

The deposits and projects are located on properties held by two joint ventures: the McClean Joint Venture and the Midwest Joint Venture.

The latitude and longitude for Midwest is approximately 58° 15' north and 104° 02' west on NTS sheet 74I 8. The latitude and longitude for the McClean deposits is 58° 15' north and 103° 53' west on NTS sheet 64L5.

6.1 McClean Joint Venture

The McClean Joint Venture holds 100% interest in the JEB Mill and deposits on the McClean Lake Property.

The McClean Lake Property is located about 26 kilometres by road west of the Rabbit Lake mine and approximately 750 kilometres by air north of Saskatoon. (Figure 1 and Figure 2). Denison holds a 22.5% participating interest in the McClean Joint Venture. The remainder is distributed between Cogema (70%) and OURD (Canada) Co., Ltd. ("OURD"),(7.5%).

The McClean Lake Property is host to the Sue A, B, C and E, the McClean North and the JEB deposits as well as other prospects. Two of these deposits, JEB and Sue C, have been mined and the ore, which was stockpiled on surface, is currently being processed. The mined-out JEB pit has been converted into the JEB Tailings Management Facility designed to also receive tailings from Midwest and Cigar Lake ores in addition to the tailings from McClean Lake. Special low-grade uranium-bearing waste ("special waste[1]") from the Sue C deposit has been deposited in the mined-

[1] Special waste is material which is below cut-off (usually about 0.085 %U, 0.1% U_3O_8,) but which does contain uranium mineralization grading greater than 0.025% U and which requires special disposal.

out Sue C pit. Agreement has been reached for Cigar Lake special-waste to be deposited in that pit as well.


Denison Energy
Uranium Exploration Projects
Northern Saskatchewan, Canada
Athabasca Basin
Map Area
Midwest
Waterfound
Rabbit Lake
Cigar Lake
McClean Lake
McArthur River
Wheeler River
Key Lake
Legend

Figure 1 : Location Map, Denison Uranium Projects, Northern Saskatchewan

The JEB Mill consists of a modern mill licensed to produce 8.0 million pounds of uranium concentrate per year, a sulphuric acid plant, warehouses, shops, offices and living accommodations for site personnel, together with all related infrastructure. The JEB Mill is currently operating at a rate of approximately 6 million pounds per year of U_3O_8 to fulfil existing contracts and to optimize stockpile throughput.

All of the surface facilities and the mine sites are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the province of Saskatchewan. The original surface lease agreement of 1991 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The McClean Lake surface lease covers an area of approximately 4,660 hectares.

The McClean Lake Property consists of two mineral leases covering an area of 980 hectares and nine mineral claims covering an area of 3,148 hectares. The right to mine the McClean Lake

deposits was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive 10-year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The terms of the two mineral leases expire in April 2006. The projections in this report assume that all leases will be extended, allowing mining and processing of the reserves and resources quantified by the writers. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.

Details concerning the claims are located in Appendix 1: Mineral Lease and Claim Information.

6.2 Midwest Joint Venture

The Midwest Joint Venture holds rights to mineral leases and claims which host the Midwest deposit. Denison holds a 19.96% participating interest in the Midwest Joint Venture through its wholly owned subsidiary Tenwest Uranium Limited ("Tenwest"). The remainder is distributed between Cogema (54.84%), OURD (4.5%) and Redstone Resources Inc. (20.7%).

The Midwest deposit is located under Mink Arm of South McMahon Lake about 20 kilometres by existing roads from the JEB mill. The site is approximately 750 kilometres, by air, north of Saskatoon. (Figure 1 and Figure 2)

Since the completion of the test-mining programme in 1988 and 1989, when the test mine was allowed to flood, the site has been under an environmental monitoring and site security surveillance programme. At present, there is an inactive water treatment plant, two water storage ponds and a core storage area on the site and a dam in the Mink Arm of South McMahon Lake.

All of the facilities used in the test-mining programme and all of the existing surface facilities are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands was granted, in a surface lease agreement, with the province of Saskatchewan. The original surface lease agreement of 1988 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The Midwest surface lease covers an area of approximately 646 hectares.

The Midwest Property consists of three contiguous mineral leases covering an area of 1,426 hectares. The right to mine the Midwest deposit was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive subsequent 10-year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The term of two of the mineral leases expires in December 2008 and the third expires in December 2003. The writers have assumed that these leases will be renewed allowing for the complete extraction of all of the reserves quantified in this report.

Details concerning the claims are located in Appendix 1: Mineral Lease and Claim Information.


Denison Energy
Project Location Map
Waterfound
McClean Lake
Midwest
Athabasca Basin
Cigar Lake
McArthur River
Wheeler River
Legend
Denison Projects
Other Projects
Roads & Highways
NTS Grid
Lakes
Athabasca Basin
10 0 10 Kilometers

Figure 2 : Denison Uranium Projects In The Athabasca Basin

7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1 Accessibility

Access to the McClean Lake and Midwest sites is by both road and air. Goods are transported to the sites by truck over an all-weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about 25 kilometres from McClean Lake and 4 kilometres from Midwest. (Figure 3).



McClean Joint Venture
Midwest Joint Venture
JEB Site Open Pit
McClean Camp
Points North Airstrip
Sue Site Open Pit
Athabasca Basin

Figure 3 : Midwest and McClean Lake Properties

7.2 Climate

Site activities are carried out all year despite the cold weather during the winter months. The climatic data, temperature and precipitation, have been summarized from data provided by Environment Canada (2003) for Collins Bay Saskatchewan, located approximately 15 kilometres to the southwest. The mean monthly temperatures are below 0°C for seven months of the year. The annual, mean monthly temperature ranges between -24°C and 15°C, with extremes as low as –45°C, indicating the severity of the winter. The precipitation is relatively heavy for the region (550

millimetres annually with more than half that total falling as rain). The wettest period is from June to September, which accounts for 55% of the total annual precipitation. The mean annual temperature is –4° C and the area lies within a zone of discontinuous permafrost.

7.3 Local Resources

Water for industrial activities is obtained from Pat Lake southwest of the JEB Mill, on the McClean Lake Property.

Electric power for the JEB Mill and the Sue Site is obtained from the provincial grid through a switch station at Points North, with stand-by power available as required.

The nearest permanent community is Wollaston Post, about 50 kilometres from McClean Lake and 70 kilometres from Midwest on the east side of Wollaston Lake. Workers commute to and from McClean Lake, first by aircraft landing at Points North then by bus to the site. While at McClean, workers reside in a permanent camp. Personnel are recruited from the northern communities and major population centres, such as Saskatoon, and normally work one week on and one week off.

Points North, which is both an airstrip and also a supply depot, is located several kilometres southeast of Midwest and about a 30 minute vehicle drive from McClean. (Figure 3).

7.4 Infrastructure

The main facilities and operations currently at the McClean Lake Facility are an open pit mining area (Sue Site) and the JEB Mill located near the previously mined-out JEB pit, which has been converted to the tailings management facility (JEB Site). Various supporting facilities for activities such as water treatment, site infrastructure such as roads, electricity distribution and the camp facilities are also located on the McClean Property. The Sue C pit is currently completed, and future mining of the Sue A and B pits has been approved. A 12-kilometre haul road connects the Sue and JEB Sites. The camp facilities are located near the JEB Site. The office and shops for the mill are housed in the mill complex. (Figure 4).

The JEB Mill uses sulphuric acid and hydrogen peroxide leaching and a solvent extraction recovery process to extract and recover the uranium product from the ore. A series of unit processes, or circuits, are directly associated with uranium production. Discharge of treated water is through the JEB Water Treatment Plant, located at the JEB Site. Tailings are discharged through a pipe-in-pipe containment system to the edge of the JEB Tailings Management Facility, where they are deposited in water in the mined-out JEB pit.

All tailings from the JEB Mill are deposited in the JEB Tailings Management Facility ("JTMF") in the mined out JEB pit. The facility has been designed to also receive tailings from the processing of the high-grade Midwest and Cigar Lake ores.


JEB Tailings Management Facility
Waste Dump
11000 mN
Camp
JEB Site
9000 mN
7000 mN
Sink Reservoir
Sink Lake Control Structure
5000 mN
Powder Mag. Road
Waste Dump
3000 mN
Gatehouse Road
Sue Pit (Mined out)
Sue Site
McClean North Deposit
1000 mN
2000 mE
4000 mE
6000 mE
8000 mE
0
1
2
kilometers
after Cogema

Figure 4 : JEB and Sue Sites


Waste Dump
SUE B DRILL HOLES
Stockpile Pads
SUE A DRILL HOLES
Maintenance Shops and Offices
SUE C PIT (Mined Out)
SUE LAKE
SUE E DRILL HOLES
SILS LAKE
N
Scale Metres
0 100 200 300 400
Northing
3000
2750
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
6600
6850
7100
7350
7600
7850
8100
8350
Easting
SUE C PIT, SUE A,B AND E DRILLING WITH INFRASTRUCTURE

Figure 5 : Sue Site, Drilling, Infrastructure and Physiography

7.5 Physiography

The entire area was glaciated at least three times during the last 150,000 years. The land forms are sandy, gravelly sediments in the form of ground moraines, drumlins and drumlinoid ridges following northeast-southwest trends to produce sand and gravel ridges which cover the largest portion of the area. The maximum relief is 90 metres (450 to 540 metres above sea level). The drainage is typical of relatively flat, recently glaciated regions, forming a deranged pattern characterized by numerous lakes and wetlands, which covers 25% of the region. Discontinuous muskeg is present throughout the area in topographic depressions and ranges in thickness from one to two metres. The vegetation in the area, rarely more than 10 metres high, consists of jack pine and black spruce with moss as the predominant groundcover.

8 HISTORY

8.1 McClean Lake Property

Canadian Occidental Petroleum Limited ("Canadian Oxy") began exploring for uranium in northern Saskatchewan in 1974. The prospective area was located between the known Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, Canadian Oxy entered into a joint venture agreement ("Wolly Joint Venture") with Inco Limited ("Inco"). During a diamond drilling programme in 1977, one of the 47 holes drilled encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics electromagnetic surveys and diamond drilling, was carried out.

Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow-up drilling later that year confirmed the existence of a significant unconformity-type uranium deposit. Subsequent exploration resulted in the discovery in 1980 of the McClean South deposit (not addressed in this report) and the JEB deposit in 1982.

In 1984, CanadianOxy and Inco received conditional approval for an underground exploration permit for the McClean deposit from the regulatory authorities. Shortly thereafter, Canadian Oxy and Inco reached a corporate decision to suspend all ongoing field and engineering work on that project.

In January 1985, Minatco Limited ("Minatco"), a predecessor in title to Cogema, entered into the Wolly Joint Venture (predecessor to the McClean Joint Venture) with Canadian Oxy and Inco. From 1985 to 1990, Minatco continued exploration of the McClean Lake Property including airborne and ground geophysical surveys, percussion drilling and diamond drilling. The reconnaissance diamond drilling programme resulted in the discovery of the Sue A deposit in 1988. Further drilling in the later part of 1988 and 1989 resulted in the discovery of the Sue B and Sue C deposits, while the Sue E deposit was discovered in 1991.

In 1993, the owners of the Midwest Property and the McClean Lake Property agreed to combine the two projects and develop them as a complementary development. Ownership interests in the respective joint ventures were interchanged with Denison acquiring a 22.5% interest in McClean Lake.

Development of the McClean Lake uranium facility began in March 1995. Construction and commissioning were completed in 1997. The JEB deposit was mined out and the ore stockpiled. The JEB Pit was then converted, in 1999, into the JEB Tailings Management Facility.

Mining of the Sue C ore body was completed on February 3, 2002 and all of the ore has been stockpiled on surface. The low-grade uranium special waste, from the mining of the JEB and Sue C deposits, has been disposed of in the mined-out Sue C pit, in a manner which will not interfere with the mining of the adjacent Sue A deposit. This work was completed in April 2002. The pit is now being allowed to flood naturally.

Table 3 illustrates the production history from the McClean Lake properties to the end of 2002.

Table 3 : McClean Lake Properties - Production History

	1999	2000	2001	2002
Ore Milled - tonnes x 1,000	23	82	98	122
Average Grade - % U_3O_8	3.24	3.42	3.10	2.29
Production - lbs U_3O_8 x 1,000	1,455	6,015	6,595	6,098

8.1.1 Previous Reserve Estimates

Cogema (2001) reported the following estimate of reserves and resources for Sue A, B and E in 2001 based on a geostatistical estimates of mineralization and pit optimization studies.

Table 4 : Sue A, B and E , 2001 Reported Reserves and Resources

	Tonnes	Grade	lbs U_3O_8
RESERVES	**x 1,000**	**% U_3O_8**	**x 1,000**
Sue A	55.38	1.07	1,310
Sue B	104.27	0.66	1,520
RESOURCES			
Sue E	384,876	0.98	8,290*

*Denison only reported a portion of the resource estimate for Sue E in its 2003 Annual Information Form in order to reflect that a portion of the deposit extends beyond the McClean Lake Property.

Cogema and Denison reported the following stockpile reserves

	Tonnes	Grade	lbs. U_3O_8
RESERVES	**x 1,000**	**% U_3O_8**	**x 1,000**
Sue C	499.96	1.93	21,280
JEB	31.41	0.53	370

The reserves and resources presented in the tables above are the subject of the current reserve and resource audit.

8.2 Midwest

Initial exploration work in the vicinity of the Midwest deposit began in 1966. From 1968 to 1975, exploration was carried out on an exploration permit which included the area covered by the current mineral leases. Most of the work was concentrated on the area near South McMahon Lake where uranium-mineralized boulders were found. In 1974, the exploration permit was changed to mineral leases.

During the winter season of 1977, one of the holes drilled through the unconformity encountered radioactive mineralization. In January 1978, the existing Midwest deposit was intersected. During 1978 through 1980, a further 439 holes were drilled (for a total of about 650) to delineate the deposit and to explore the surrounding area of the mineral leases.

The operator of Midwest from 1968 to 1982, Canada Wide Mines Ltd. (CWML) a subsidiary of Esso Resources Canada Ltd., carried out an extensive series of studies on mining methods, development of a milling process and environmental evaluations. All of this data was reported in the documentation associated with the preliminary Environmental Impact Statement for Midwest submitted to the provincial regulatory agencies by the operator in 1981. A corporate decision was made to defer the development of the project and the documentation did not receive a formal review. In 1982, CWML suspended further work on the project.

In 1987, Denison acquired a 45% interest in the Midwest Property and became the operator. An underground test-mining programme was completed in 1989.

In 1993, the respective owners of McClean Lake Property and Midwest Property combined their interests to make one complementary project with one mill at McClean Lake. In order to accomplish this, a portion of Denison's interest in Midwest was exchanged for an interest in McClean Lake. This transaction, together with several related ownership changes, resulted in Denison's ownership interest in Midwest being reduced to 19.5% and Minatco became the Operator.

In 1999, Denison increased its interest in Midwest by 5.50% through the exercise of first refusal rights. Subsequently, Denison decreased its interest in Midwest from 25% to 19.96% effective March 31, 2001.

8.2.1 1990 Reserve and Resource Estimate

A reserve estimate was prepared in 1990 by J. Reedman (Reedman, 1990) under the direction of L.C. Richardson for the Midwest Joint Venture. Geological and Mineable reserves derived from this estimate were summarized and further adjusted for mining dilution (Denison, 1990, Appendix 3H) The estimates assumed development by underground mining methods using a 0.5% U_3O_8 cut-off.

This estimate used the classification conventions of the U.S. Bureau of Mines (at that time) and is summarized in Table 5 and Table 6.



8600
8400
8200
8000
7800
7600
7400
7200
7000
6800
6600
Drilling Grid North
Dam
Water Treatment Plant and Ponds
Survey Control Point
Drilling Grid
3,843E 7,723N
Local Grid
20,000 E 20,000 N
UTM Nad 27
553,574 E 6,462,650N
North Zone
Exploration Shaft
Drilling
South Zone
Core Storage Area
Mink Arm McMahon Lake
Gravel Road
3800
4000
4200
4400
4600
4800
5000
5200
Drilling Grid East
Drilling and Local Grid N
UTM NORTH
Scale metres
Midwest
Drilling Location

Figure 6 : Midwest Site

Table 5 : Midwest, 1990 Geological Reserve/Resource

Classification **Geological Reserve**	**Tonnes**	**Grade** **%U_3O_8**	**U_3O_8** **Tonnes**	**U_3O_8** **Lbs x 1,000**
Measured				
High-grade Unconformity	167,538	8.27	13,856	30,546
Development Ore	7,530	1.05	79	174
Subtotal measured	**175,068**	**7.96**	**13,935**	**30,721**
Indicated				
Low-grade unconformity ore	74,103	1.97	1,462	3,222
Perched ore	13,642	0.94	128	283
Deep basement ore	7,380	1.30	96	212
Subtotal	**95,125**	**1.77**	**1,686**	**3,717**
Total Measured and Indicated	**270,193**	**5.78**	**15,621**	**34,438**
(excluding southern tail				
Southern Tail Indicated	27,542	3.5	963	2,124
Inferred				
Between 10,125N and 10,700N	57,305	4.64	2,656	5,856

Measured reserves under the (then current) classifications of the USGS are similar to those adopted by the Canadian Institute of Mining and Metallurgy in August 2000. The Indicated Reserve classification of the USGS at the time of the above report is not equivalent to the Indicated Resources (or Probable Reserve) adopted by the Canadian Institute of Mining and Metallurgy.

Table 6 : Midwest, 1990 Mineable Reserve/Resource Estimate

Classification **Mineable Reserve**	**Diluted Tonnes**	**Diluted Grade %U_3O_8**	**Assumed Mining Recovery %**	**Assumed Dilution Factor % and Grade**		**U_3O_8 Lbs x 1,000**
Measured						
High-grade unconformity	216,478	6.31	98	25	.165	30,097
Development ore	3,322	0.63				46
Subtotal Measured	**219,800**	**6.22**				**30,143**
Indicated						
Low-grade unconformity ore	85,219	1.66	95	20	.15	3,110
Perched ore adjusted for 95% recovery	15,688	0.80	95	20	.15	278
Deep basement adjusted for 95% recovery	8,487	1.10	95	20	.15	206
Subtotal - Indicated (excluding southern tail)	**109,394**	**1.49**				**3,594**
Total Measured and Indicated (excluding southern tail)	**329,194**	**4.65**				**33,737**
Indicated - southern tail	31,673	2.92				2,035

9 Geological Setting

9.1 Athabasca Basin Geology

The McClean Lake and Midwest uranium deposits lie near the eastern margin of the Athabasca basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat-lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Midwest Property straddles the transition zone between two prominent litho-structural domains within the Precambrian basement, the Mudjatik to the west and the Wollaston to the east, while the McClean Lake Property is entirely within the Wollaston domain. These domains are the result of the Hudsonian Orogeny in which an intense thermo-tectonic period remobilized the Archean age rocks and led to intensive folding of the overlying Aphebian-age supracrustal metasedimentary units. The Mudjatik domain represents the orogenic core and comprises non-linear, felsic, granitoid to gneissic rocks surrounded by subordinate thin gneissic supracrustal units. These rocks, which have reached granulite-facies metamorphic grades, usually occur as broad domal features. The adjacent Wollaston domain consists of a steeply dipping isoclinally-folded sequence of Aphebian gneissic rocks with a distinct northeast lineal structural trend. The basement surface is marked by a paleo-weathered zone with lateritic characteristics referred to as regolith.

The sedimentary rocks of the Athabasca Basin unconformably overlie the metamorphic basement. The basin is deep, closed and elliptically shaped. The sedimentary rocks in the basin are fluvial sandstones and conglomerates with minor shales and dolomites.

The area is cut by a major northeast-striking fault system of Hudsonian Age. The faults occur predominantly in the basement rocks but often extend up into the Athabasca Group due to several periods of post-depositional movement. Diabase sills and dykes are frequently associated with the faulting. The diabase dykes are often mineralized as exhibited in holes 192 and 487 at Midwest.

9.2 Local and Property Geology

9.2.1 Pre-Athabasca Formation -McClean Lake Area

The pre-Athabasca or basement geology underlying the McClean Lake area is composed of a thin cover of Lower Aphebian gneissic rocks, believed to be 200 to 300-metre thick, lying on Archean granitoid gneisses. Geophysical evidence suggests that approximately one half of the McClean Lake area is underlain by these felsic granitoids. Those rocks occur as domal masses and range from foliated granitoids in the core to more gneissic rocks on the margins and in many instances are wrinkles or bulges of much larger features (Figure 8). Complex folding has produced thin arcuate antiforms in the Archean granitoids surrounded by narrow synforms of lower Aphebian pelitic gneisses containing a graphitic unit that is highly significant with regards to uranium exploration. The lower member of the Aphebian cover displays a continuous stratigraphic succession of predominantly metapelitic gneisses containing a dominant graphitic member. All of the known significant uranium mineralization on the McClean property is directly associated with that graphitic member.


110°00
60°00
102°00
60°00
Nolan Block
Western Craton
Mudjatik Domain
Lake Athabasca
Black Lake
59°00
Carswell Structure
Athabasca Basin
Wollaston Lake
58°00
Reindeer Lake
Cree Lake
Western Craton
Virgin River Domain
Wollaston Domain
Peter Lake Domain
57°00
Mudjatik Domain
Rottenstone Domain
La Ronge Domain
McClean Lake Belt
56°00
Peter Pond Lake
Churchill Lake
Glennie Domain
Kisseynew Domain
Lac La Ronge
Hanson Lake Block
55°00
Legend
Phanerozoic
Athabasca Group (Helikian)
Pre-Athabasca Basement
Major Shear Zone
Uranium Deposit
1 McClean Lake and Sue
2 JEB
3 Rabbit Lake
4 Collins Bay
5 Midwest Lake
6 Cigar Lake
7 McArthur River
8 Key Lake
9 Cluff Lake
after Kilborn, 1990
40 0 40 80 Kilometers
Lithostructural Subdivisions

Figure 7 : Geology Northern Saskatchewan


N
JEB
Tent Seal Grid
Tent Seal Fault
Collins Bay Granitic Dome
EAGLE POINT
COLLINS BAY A ZONE
B ZONE
McCLEAN N
McCLEAN S
SUE B
SUE A
SUE C
SUE E
Collins Creek
RABBIT LAKE
Wollaston Lake
Geology
Aphebian
Intermediate - Felsic Gneiss
Calc-Silicates - Meta-Quartzite
Graphitic Gneiss
Archean
Granito-Gneiss, Felsic Gneiss
Uranium Deposit
Fault
McClean Lake Property Outline
2 0 2 4 Kilometers

Figure 8 : Basement Geology of the McClean Lake Property and Area (after Kilborn, 1990)

9.2.2 Pre-Athabasca - Midwest Area

The following is summarized from Hoeve (1984).

The metamorphic basement underlying the deposit consists of a steeply-dipping sheet of Aphebian metasediments that is wedged between the Western and Eastern granites. The latter probably represent an Archean substratum which was remobilized during Hudsonian orogenesis. For the Western Granite, an Archean age has been documented. The Aphebian metasediments are in part graphitic and commonly garnetiferous. The top of the metamorphic basement, immediately

underlying the sub-Athabasca unconformity, contains a partially preserved paleo-weathering profile of lateritic character which is in the order of 10 to 20-metres thick.

9.2.3 Athabasca Formation - McClean Lake and Midwest Properties

Figure 9 illustrates the generalized stratigraphic sequence in the McClean Lake and Midwest Properties.

The unconformity at the base of the Athabasca Sandstone contains a tropical paleo-weathering profile. The regolith varies from a few to over 30-metres thick, the thickness being highly dependent on the composition of the parent rock as well as basement structures. The regolith is often completely destroyed by hydrothermal alteration in zones of mineralization.

The Athabasca Sandstone unit covers the whole of the Properties. On the McClean Lake Property the Athabasca Sandstone is represented by up to 200 metres of the Manitou Falls formation, a non-marine fluviatile sandstone with conglomeratic lenses in the basal B member. These sandstones were deposited on alluvial fans and in braided streams and typically show abundant cross-bedding, coarser and finer units, and a general horizontal layering. The Athabasca thickens westward into the basin.


Generalized Stratigraphic Sequence at the
Midwest and McClean Lake Deposits
Age
Formation
Description
Till and Sediments
Upper Cycle
Lower Cycle
Medium to Coarse

Figure 9 : Table of Formations

9.2.4 Quaternary Geology

The surficial deposits are of Quaternary age consisting largely of a Pleistoscene drumlinized till plain resting directly on the sandstone bedrock. The till is locally overlain by sediments consisting of glacio-fluvial sands and gravels, and recent alluvial sands and silts. The till generally is two to four-metres thick, but thickens to as much as 15 metres under local uplands such as drumlins, which can provide up to 30 metres of relief as gentle undulations.

9.2.5 Structure

The structural geology of the pre-Athabasca rocks is highly complex, having undergone at least three major deformational episodes of folding during the Hudsonian Orogeny. Many of the faults exhibit several superimposed periods of activity with both horizontal and vertical movements being evident. Some fault sets were reactivated following Athabasca sedimentation and provided channel-ways for hydrothermal solutions and the loci for uranium deposition. Horizontal shear cleavage has been identified at the unconformity horizon and is best expressed in the highly altered environment of the uranium deposits. These shear structures appear to be related to and control the alteration.

At the Midwest deposit structural control is both regional and local. Regionally the deposit is located along a major graphitic trend which also represents a zone of extensive faulting. Locally within the deposits, high-angle faults display a strong influence on ore morphology. The deposit displays sharp lateral boundaries which can be observed in both plan and section. Mineralization follows a general north-30° east-trending fault corridor, parallel to the general strike of the graphitic unit. Within the envelope of mineralization, high-grade lenses display an east-northeast or locally north-northwest, elongation. In cross-section a 15 metre average down-drop to the west occurred due to movements along the north-30° east-trending fault set.

The McClean North and South deposits are controlled by a zone of strong east-west faulting and fracturing coincident with the basement graphitic gneisses. These faults dip about 70° south and exhibit a combination of normal and reverse offsets which create basement highs of a few metres. There are also steeply-dipping northeast and northwest-trending fracture sets which show both vertical and lateral displacement.

The favourable graphitic gneiss which hosts or is immediately below the Sue deposits is in fault contact to the east with feldspathic gneisses and granitoid rocks whereas to the west it is gradational with intermediate gneissic units.

At the Sue deposits combinations of normal and reverse faults which parallel the east-dipping foliation in the graphitic gneisses have resulted in basement relief of 10 to 20 metres. Reverse faulting stepped the unconformity down to the west. The Sue A and B deposits occur along the western flank of a basement horst which has 8 to 10 metres of relief. Northeasterly and northwesterly striking faults offset and modify the major north-south structural controls, creating conditions which limit, or significantly control, the extent of mineralization along the trend.

9.3 Alteration

9.3.1 General

The following description of alteration associated with unconformity-type uranium deposits is largely taken from Quirt, 2003.

"The two main types of ore paragenesis in the Athabasca basin are dictated by form of fluid interaction and can be separated by deposit location: (1) sandstone hosted egress-type (Midwest) involving mixing of the oxidized sandstone brine with relatively reduced fluids issuing from the basement into the sandstone, and (2) basement hosted ingress-type (Sue C and E) involving fluid-rock reactions between oxidising sandstone brine entering basement fault zones and the wall rock. Both types of mineralization and associated host-rock alteration occurred at sites of basement-sandstone fluid interaction where a spatially-stable redox gradient/front was present.

"The dominant ore location can occur in the sandstone directly above the unconformity (McClean Lake Property) straddling the unconformity (Midwest), or perched high above the unconformity (certain zones at both McClean Lake and Midwest). Similarly, in some deposit areas, there is a plunge to the mineralized pods from sandstone-hosted to basement-hosted within deposit–scale strike lengths (McClean Lake trend, Sue trend). Other deposit areas do not show this feature (Midwest).

"Most sandstone hosted deposits display dominant desilicification features and coincident abundant accumulations of clay minerals and detrital minerals like zircon and tourmaline. Around basement hosted deposits, however, the host rock alteration is dominantly chloritic with restricted illite at the expense of biotite, cordierite and garnet as at Sue C.


West
East
3500
4000
4500
5000
325
324
322
MP6
MP5
302
303
304
305
> 45% kaolin
< 45% kaolin
(illitic)
upper limit
of sulphidic
mineralization
secondary
hematization
sudoite
upper limit
of graphite
200 m
Midwest Lake - section 7865N
-500
-460
-420
-380
-340
-300

Figure 10 : Location of mineralization, in a north facing section, at Midwest straddling the unconformity and associated host-rock alteration (after Quirt, 2003)

"Illite is often characteristic of the core of the altered and mineralized zone. Complex redox-controlled reactions and acid-base reactions resulted in precipitation of massive pitchblende with associated hematite accumulation and varying amounts of base and other metallic mineralization at sites of fluid-fluid and fluid rock interaction. The geochemical signatures of the individual unconformity-type deposits do vary significantly. Sandstone hosted deposits, such as Midwest, predominantly demonstrate subequal U+Ni+Co+As mineralization, while the basement hosted deposits of the Sue trend are predominantly U+V."

9.4 McClean Lake Property

Kilborn (1990) describes the alteration at the McClean Lake deposits as follows:

- At the McClean North and South deposits, alteration is extensive above and below the mineralization, being largely controlled by the zone of east-west faulting. Argillic (clay) alteration with some hematitic and chloritic alteration envelopes the mineralization and extends upwards along fractures for several tens of metres where it is ultimately capped by silicified sandstones. Alteration of the basement rocks below the mineralization consists of bleaching, chloritization, argillization, and hematization. Transverse to the mineralized trend, the alteration diminishes very rapidly and rocks are frequently fresh within a few metres of mineralization. At Sue A, the deposit lies on and immediately above the unconformity in an envelope of massive earthy-red clay. Argillic alteration extends almost to the sandstone subcrop along fault zones, leaving only scattered sections of silicification in the cap rock. At Sue B, the mineralization is likewise hosted by massive earthy-red clay, while the upper zone displays remnant silicification. The sandstone between the upper and lower zones is lightly silicified. The vein type Sue C deposit is intimately associated with clay alteration and argillization of the basement. The Sue E deposit is likewise basement hosted and the has limited basement alteration outside of the mineralization.

9.5 Midwest Property

At the Midwest deposit, hydrothermal alteration resulted in extensive quartz solution and strong argillization (illite and Mg-chlorite) of the original rock. Clay minerals invaded the sandstone matrix. Argillization appears stronger along faults as fracturing and brecciation reduced sandstone cohesion. Interaction of fracturing and alteration creates a halo of friable rock that caps the deposit. Inside the friable envelope, a one to ten-metre wide zone of massive hematized clay surrounds the mineralization.

10 Deposit Types

The following description of unconformity-type uranium deposits is adapted from Quirt (2003).

Unconformity-type uranium deposits are very high-grade and high-tonnage relative to other types of uranium deposits and the Athabasca-hosted deposits in Saskatchewan currently account for over 34% of world-wide uranium production. A model of unconformity-type uranium deposits is

illustrated in Figure 11. According to Quirt (2003), there are two main types of ore paragenesis that are dictated by form of fluid interaction and can be separated by deposit location: 1) sandstone-hosted egress-type (e.g. Cigar lake, Cluff D, McArthur River, Collins Bay, Midwest) involving mixing of the oxidized sandstone brine with relatively reduced fluids issuing from the basement into the sandstone, and 2) basement-hosted ingress-type (e.g., Rabbit Lake, Eagle Point, Sue C, Claude, and Cluff Lake N) involving fluid-rock reactions between oxidising sandstone brine entering basement fault zones and the wall rock. For the sandstone-hosted deposits, fluid-fluid interactions best explain the presence of massive and fracture mineralization, while for basement hosted deposits, fluid-rock interactions best explain the presence of fracture filling mineralization. Both types of mineralization and associated host-rock alteration occurred at sites of basement-sandstone fluid interaction where a spatially-stable redox gradient/front was present. Without sufficient ore reaction constituents and/or the presence of a stable redox front, a barren host-rock alteration halo formed without significant mineralization.


1000 - 2000 m
1000 - 2000 m
sandstone
conglomeratic layer
limit of corrosion of quartz OG
secondary hematization
PW profile
quartzofeldspathic basement
upper limit of graphite
graphitic pelitic gneiss
fault
sandstone
PW profile
quartzofeldspathic basement
graphitic pelitic gneiss
fault

Conceptual model of egress-type sandstone-hosted mineralization;

left: mineralization and alteration features, right: fluid flow (Hoeve and Quirt, 1984, 1987).

Figure 11 : Conceptual Model of Egress Type, Sandstone-Hosted Mineralization, After Hoeve and Quirt 1984, 1987.

The prevailing hydrological conditions controlled the location of fluid interaction relative to the unconformity, with either egress-type or ingress-type deposits forming. For the egress-type deposits, the location relative to the unconformity of the fluid mixing and the redox front were variable and controlled by the hydrological environment. The dominant ore location can occur in the sandstone directly above the unconformity (Key Lake, Midwest) or perched high above the unconformity (McClean Lake, Cigar Lake). The basement-hosted fluid rock interactions show less variation in location relative to the unconformity. Similarly, in some deposit areas, there is a plunge to the mineralized pods (e.g., McClean Lake trend, Sue trend). Other deposit areas do not exhibit this feature (Midwest, Cigar Lake).


Silicification-type
(eg. McArthur River)
Desilicification-type
(eg. Cigar Lake, Midwest)
CHLORITE
SILICIFICATION
DRAVITE
CHLORITE
KAOLIN
ILLITE
&
KAOLIN
(dickite)
Unconformity
Mineralization
Conductor
Axis
CHLORITE
0
200m
(local
silicification)
Minor
Kaolin
KAOLIN
(dickite)
KAOLIN
(dickite)
ILLITE
DESILICIFICATION
Unconformity
Mineralization
Conductor
Axis
CLAY BOUND
ILLITE, CHLORITE
HEMATITE

Figure 12 : Variation in Egress-Type Sandstone-Hosted, Host Rock Alteration Features, after Quirt, 2003 and Wasyliuk, 2000.

11 MINERALIZATION

11.1 Sue A

The Sue A and B deposits are situated on the western flank of the Collins Bay Dome and are the two most northerly deposits on a north-south trend along or near a steeply-dipping unit of graphitic gneiss within a 4-kilometre basement conductor. Combinations of normal and reverse faults which parallel the east-dipping foliation in the graphitic gneiss have resulted in basement relief of 10 to 20 metres. Both deposits occur along the western flank of a basement horst which has 8 to 10 metres of relief. They are located on and above the unconformity which lies 65 to 75 metres below surface, and the bulk of the mineralization lies in the overlying sandstone. These deposits are typically hosted by massive earthy-red clay extending for about 10 metres above and below the unconformity. Argillic alteration extends well up into the sandstones above the mineralization. Chloritic alteration is prevalent in the basement rocks with hematization near the unconformity. Beneath the mineralization, the paleo-weathering profile has been destroyed. The mineralization at Sue A and Sue B is generally associated with niccolite and has average ratios of U_3O_8 to Ni and As of 0.45 and 0.37 respectively.

The gently west-dipping Sue A deposit is approximately 175 metres long with a horizontal width ranging from 10 to 30 metres (and averaging 15 to 20 metres) at a 0.10% U_3O_8 cut-off. It exhibits an average thickness of four metres, ranging from three to nine metres. The mineralization is intimately controlled by close proximity to the unconformity and by faulting, resulting in predictable cross-sectional shapes. Diamond drilling information indicates that only a minor portion of the Sue A deposit lies below the unconformity.


U3O8
Kg / tonne
0 2 4 6 8 10
Vertical Scale
1500
1520
1540
1560
1580
1600
1620
1640
7460
7480
7500
7520
7540
Sue A - Contours of Vertical Composite
of Uranium in Drill Holes
Draped on Basement Surface

Figure 13 : Sue A, U_3O_8 contours in drilling, draped on basement

11.2 Sue B

The Sue B deposit is located approximately 350 metres north of the Sue A deposit. It consists of a two tiered zone with an upper horizon approximately 25 metres below surface, at the 420 elevation and a lower horizon at the 390 elevation, just above the unconformity (Figure 14). The upper horizon averages 10 metres in thickness and the lower horizon four metres in thickness. The mineralized zone, which extends well into the sandstones is approximately 60 metres long. The upper and lower zones are connected by a narrow chimney like zone of mineralization believed to be a steeply-dipping fault structure.

The Sue B mineralization, other than its proximity to the graphitic gneiss, is largely fault controlled. Uranium mineralization is hosted by massive earthy-red clay, although the upper zone contains remnant silicification. Uranium at Sue B is associated with nickel and arsenic with U_3O_8 to Ni and As ratios of 0.0.70 and 0.64 respectively.


Upper
Horizon
Narrow Chimney-
Like Zone
Lower
Horizon
Unconformity
Elevation
440
420
400
380
360
SUE B
TYPICAL CROSS SECTION
LOOKING NORTH
0
20
40
60
80
100
Easting - (deposit specific grid)

Figure 14 :Sue B Typical Cross-Section Looking North

11.3 Sue C

The mined-out Sue C deposit lies 100 metres west of the south end of the Sue A deposit (Figure 15). It trended north 12° east for 390 metres and occupied a 75 degree east-dipping structure. The Sue C deposit and its southerly depth extension are located entirely within the basement graphitic gneisses approximately 100 metres west of the main Sue graphitic unit. There was a distinct depth gradation to the mineralization of this deposit, with the mineralization sub-cropping at the unconformity in the north and central part of the deposit and plunging gently south in the southern portion. The central part of the deposit, occupying a length of 80 to 100 metres, extended downwards from the unconformity a length of 60 metres and contained approximately 75% of the pre-mining estimated reserves.

Along the trace of the deposit, the unconformity was stepped down to the west by reverse faults resulting in basement relief of 10 to 30 metres. The vein-like mineralization sub-cropped at the unconformity in the north and central part and plunged gently south. To the north the deposit thinned to about 1 metre and only extended to a depth of 10 to 20 metres below the unconformity. To the south the top of the mineralization dropped away from the unconformity through a transitional zone to a deeper zone characterized by disseminated mineralization within the foliated graphitic metasediments.

Uranium mineralization is typically massive uraninite with pitchblende and minor coffinite hosted in a clay matrix. Assays exceeding 20 to 30% U_3O_8 over 1-metre intervals were not uncommon. Unlike the Sue A and B, there are only minor amounts of other minerals associated with the uranium. Veins in the hanging wall were assumed from the surface drilling to be of limited extent, but much of the increased uranium content mined, relative to original reserve estimates, was attributed to these veins. (Wilson, 2002). (See also Sue C stockpiles).


CLEAN WASTE ROCK DUMP
SUE SITE RUNOFF POND
MONITORING PONDS
SUE WATER TREATMENT PLANT
PRE-SEDIMENTATION PONDS
MINE WATER SEDIMENTATION PONDS
OVERBURDEN STOCKPILE
SPECIAL WASTE STOCKPILE
SUE C PIT

Figure 15 : Sue C Deposit - Mined Out.

11.4 Sue E

The Sue E deposit, although discovered in the early 1990's, did not undergo development drilling until 2001. The mineralization has a strike length of approximately 320 metres, with horizontal widths varying from 4 to 15 metres and occurs from 50 to 200 metres below the surface. The style of mineralization and setting is similar to that of the southern part of the Sue C deposit, that is, totally basement hosted narrow, steeply-dipping vein-type and relatively clean mineralogy. However, Sue E does contain more Ni and As than Sue C. The U_3O_8 to As ratio is 1.03 and the U_3O_8 to Ni ratio is 1.57.


U3O8
kg/tonne
vertical scale
metres
300
250
200
150
7000
7050
7100
7150
7200
Sue E - Contours of Vertical Composite
of uranium in Drill Holes
Draped on Basement

Figure 16 : Sue E Vertical composite of uranium assays draped on basement

11.5 McClean North and South

The McClean North and South deposits are situated between two Archean domes and occur as sausage-shaped pods straddling the unconformity between the Athabasca sandstones and the crystalline basement. Two mineralized trends striking north 70° east to due east and approximately 0.5 kilometres apart have been identified and are referred to as McClean North and McClean South. The mineralized pods are generally at and above the unconformable contact which is, on average, 160 metres below the surface in this area. The regolith, which is invariably destroyed in zones of uranium mineralization, is from 15 to 45 metres thick. The overlying Athabasca sandstone is typically 150 to 160-metres thick and is covered by an average of six metres of glacial overburden.

The host rocks for the mineralization are altered sandstones and Aphebian basement rocks usually altered to clay-rich rocks. Structurally, the deposits are controlled by a zone of strong east-west faulting and fracturing coincident with the basement graphitic gneisses. Alteration is extensive above and below the mineralization, being largely controlled by the zone of east-west faulting. A zone of illite alteration forms a mushroom–shaped envelope tilted to the north in the McClean North Zone. There are 11 discrete pods (of which three are considered in the current report for inclusion in resources), arranged along the two separate but parallel trends separated by approximately 500 metres. Generally, mineralization in the basement is at the eastern extremity of the zone. Uranium mineralization is hosted in hematitically altered clay-rich zones in which illite forms massive layers. Uranium occurs as fine-grained coffinite, as veinlets and nodules of

pitchblende and as masses of pitchblende/uraninite. Highly variable but generally small amounts of nickel arsenides are associated with the uranium. The McClean North has a U_3O_8 to arsenic and nickel ratio of 0.20 and 0.11 respectively, while the McClean South ratios are 0.57 and 0.31 respectively. Generally, the mineralization located below the unconformity has less arsenic and nickel than that found in the sandstone. The McClean pods are elongated east-west and range from 70 metres (Pod 6) to 300 metres (Pod 1, combining Pods 1W and 1E) in length. Typical widths are 10 to 20 metres. In cross section they are flat, lenticular to oval shaped bodies with thickness' commonly from 5 to 10 metres.


N
McCLEAN NORTH ZONE
POD 5
POD 6
POD 7
CANDY LAKE POD
POD 1E
POD 1W
POD 2
POD 3
POD 4
McCLEAN SOUTH ZONE
POD SE
POD SW
100
200
0
McClean North and South Mineralized Pods
after Kilborn, 1990

Figure 17 : McClean North and McClean South Mineralized Trends

11.6 Midwest

The Midwest deposit consists of a 400 metre long mineralized trend containing three distinct pods, the North Zone, the South Zone and the Southern Tail. (Since the Southern Tail is small, somewhat isolated and likely not economically mineable by open pit, it was not considered in this report). The horizontal width varies from 10 to 80 metres. The thickness of the zone averages seven metres with a maximum of approximately 25 metres. Mineralization consists primarily of uranium oxides (uranite and pitchblende) with a suite of nickel-cobalt arsenides, sulphides and sulpharsenides in a clay matrix. The highest grade mineralization consists of one to four metre thick sections of massive uranium oxides and niccolite surrounded by a thin clay envelope. Nickel and arsenic average grades are high, at 3.5% and 5.7% respectively. Typically, high-grade mineralization is surrounded by a thin low-grade envelope (0.05 to 0.5% U_3O_8), one to two metres thick, which consists of massive clay and strongly argillized sandstone.

The Midwest deposit is representative of a typical unconformity-type zone, where the majority of the mineralization is located at the basement sandstone contact either in the basal conglomerate or in the upper basement unit. However, approximately 17% of the economic deposit tonnage, determined later in this report, (1.9% of the contained U_3O_8) occurs in a perched horizon, up to 150 metres above the unconformity, in the overlying sandstones.

The deposit displays sharp, grade-based, lateral boundaries, both in plan and section. Mineralization follows a general north 3° east-trending structural fault corridor, parallel to the strike of the graphitic unit. High-grade lenses display a north 70° east elongation in the North Zone and a northerly orientation in the South Zone. (Grid northeast and northwest respectively). (Figure 25, page 65). Locally, mineralized lenses occur along steep faults above and below the main unconformity mineralization. Generally, the uranium-nickel mineralization is dependent on the intersection of the graphitic, pelitic metasediments, the major fault system which parallels and displaces them, and the unconformity. The main mineralized zone follows a series of offset faults, which contain anomalous uranium and nickel mineralization. The mineralized zone has been traced in drill holes for over 900 metres on strike (approximately north 30° east).

All three pods of the Midwest deposit are located beneath Mink Arm of South McMahon Lake. To facilitate underground sampling and future mining a dam was constructed 600 metres north of the North Zone (approximately 400 metres north of a designed pit crest), closing off Mink Arm from the rest of the lake. Pumping will be required prior to the commencement of overburden stripping.

The highest-grade mineralization, termed unconformity mineralization, occurs as a series of flat-lying, fault-bounded bodies at, and immediately above the unconformity. The mineralization is predominantly massive and colloform pitchblende with nickel arsenides. The important uranium minerals are uraninite, pitchblende, and coffinite. The gangue of this high-grade material is usually sideritic and hematitic clay.

The sandstone mineralization occurs as fine grained sooty pitchblende and nickel arsenides filling and coating fractures, and as disseminations throughout the sandstone clay matrix. It forms a halo around the higher grade unconformity mineralization.

The basement mineralization occurs as pitchblende and nickel arsenides in veins and disseminations associated with kaolinite or chlorite and sericite. It occurs in shear zones extending to at least 100 metres below the unconformity.

12 EXPLORATION

12.1 McClean Lake Area

Canadian Occidental Petroleum Limited ("CanadianOxy") began exploring for uranium in northern Saskatchewan in 1974 in the area between the known Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, CanadianOxy entered into a joint venture agreement with Inco Limited ("Inco"). During a diamond drilling programme in 1977, one of the 47 drill holes encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics electromagnetic surveys and diamond drilling, was carried out.

Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow-up drilling later that year confirmed the existence of a significant unconformity-type uranium deposit. Subsequent exploration resulted in the discovery in 1980 of the McClean South deposit and of the JEB deposit in 1982.

In January 1985, Minatco Limited ("Minatco"), a predecessor in title to Cogema, entered into the joint venture with CanadianOxy and Inco. From 1985 to 1990, Minatco continued exploration of the property including airborne and ground geophysical surveys, percussion drilling and diamond drilling. The reconnaissance diamond drilling programme resulted in the discovery of the Sue A deposit in 1988. Further drilling in the later part of 1988 and 1989 resulted in the discovery of the Sue B and Sue C deposits.

In 1993, the owners of the Midwest and the McClean Lake projects agreed to combine the two projects. Ownership interests in the respective joint ventures were interchanged with Denison acquiring a 22.5% interest in McClean Lake. The Sue D and E deposits were discovered in the early 1990's. (The Sue D deposit has been deemed likely uneconomic and has not been considered in this report. It is located midway between Sue C and Sue E).

In the winter of 1992, exploration drilling on the western extension of the Sue trend discovered a pod-like deposit in the Caribou Lake area. The mineralization is distinct from that of the Sue trend in that it is sandstone hosted and arsenical. The alteration and structure continue along strike, however, and much further work remains to be carried out in the search for more of these pods.

12.2 Midwest Area

Initial exploration work in the vicinity of the Midwest deposit began in 1966. From 1968 to 1975, exploration was carried out by Canada Wide Mines Limited ("CWML") on an exploration permit which included the area covered by the current mineral leases. Most of the work was concentrated on the area near South McMahon Lake where uranium mineralized boulders were found.

During the winter season of 1977, one of the holes drilled through the unconformity encountered uranium mineralization. In January 1978, the existing Midwest deposit was intersected. During 1978 through 1981, a further 439 holes were drilled (for a total of about 650) to delineate the deposit and to explore the surrounding area of the mineral leases. Additional drilling for engineering nd metallurgical testing were completed subsequently from both surface and underground.

The diamond drilling indicated that there was a high-grade zone of mineralization surrounded by lower grade uranium beneath Mink Arm of South McMahon Lake.

In 1987, Denison acquired a 45% interest in the Midwest project and became the Operator. An underground test mining programme was completed in 1989 which involved sinking a 3.7 metre diameter shaft to a depth of 185 metres on the west side of Mink Arm. A 180 metre-long cross-cut was developed at a depth of 170 metres in the sandstone. The objectives of this programme were to observe water conditions, make a geotechnical assessment of the altered sandstone and assess radiation levels (associated with both the ore and water) in order to design protective measures for underground mining. Three drill holes (RM-1 to RM-3) were drilled and assayed. Four vertical, 1.2-metre diameter blindshaft boreholes were drilled through the high-grade mineralization but were not assayed. All of the underground work was carried out adjacent to or within what is now the South Zone.

13 DRILLING

All drilling has been by diamond drilling, usually with NQ sized core.

13.1 McClean North and South Deposits

As of April 30, 1990, when the diamond drilling of the McClean North and South deposit ceased, 416 diamond drill holes totalling 81,810 metres had been drilled into the McClean North and McClean South deposits.

The spacing varies from 7.5 metre spacing along 7.5 metre lines to 7.5 metre spacing along 15 metre lines to 7.5 to 15 metre spacing along lines 30 metres apart. The higher density of drilling is in areas of the pods that are higher grade and required more detailed information for reserve and resource estimates.

13.2 Sue A

A total of 79 diamond drill holes totalling 7,661 metres have been drilled in the Sue A deposit. Drill holes are generally at 10 metre centres on lines 12.5 metres apart

13.3 Sue B

A total of 57 holes totalling 5,149 metres have been drilled into the Sue B deposit. Like the pattern on the Sue A, drill holes are generally at 10 metre centres on lines 12.5 metres apart.

13.4 Sue C

The Sue C deposit was drilled on 12.5 metre fences with a hole spacing of 10 metres. A total of 128 diamond drill holes were drilled prior to the development decision, totalling 21,749 metres of core.

13.5 Sue E

At Sue E, a total of 135 diamond drill holes have been cored for a total of 23,757 metres. Drill spacing was at staggered 10 metre centres on 12.5 metre lines.

13.6 Midwest

Over 650 drill holes have tested the Midwest property, of which 100 surface (and wedged extensions) and three underground holes occur in proximity to the current deposit. Eighty of these are NQ diamond drill holes from the surface, 20 are PQ holes drilled for metallurgical test work, and 3 are confirmation holes drilled from the underground crosscut. All of the surface holes were geologically and geotechnically logged and sampled by previous owners of Midwest, while the underground holes were logged and sampled by Denison personnel.

13.6.1 Midwest Lost Core

Core recovery at Midwest was an issue, especially during early drill programmes but did improve over time. Table 7 illustrates the core loss recorded for intervals reporting over 0.1% U_3O_8. (The intervals include those for which U_3O_8 values have been assigned a value by the "lost core convention", below, so that all mineralized intersections are represented).

Drill Hole Series	Core Loss % for intersections reporting over 0.1% U_3O_8
1 to 100	15.7
101 to 200	9.1
201 to 300	6.4
301 to 400	5.8
401 to 500	3.4
501 to 600	5.55
600 to 640	8.6

Table 7 : Core Loss Reported by Series of Drill Holes

13.6.1.1 Lost Core Convention Midwest.

Denison (1990, Appendix 3C) reports that the following conventions were used by CWML for the assignment of mineralization values to lost core:

> The value assigned to lost core is the lowest assay of recovered material from one of three samples. These samples are:
> 1. The sample within which the lost core occurs.
> 2. The sample immediately above the one containing the lost core.
> 3. The sample immediately below the one containing lost core.

The writers have noted that:

1. Core recovery did improve over time and had reached acceptable levels for holes numbered above 200 likely through improved drilling techniques and technology (although the poor recovery in the 600 series holes is not explained).
2. Comparisons of holes with poor core recovery with adjacent holes with good core recovery indicate that there is no cause for concern with the above convention.

The writers conclude that the application of the "lost core convention" is appropriate.

13.7 Drill Hole Surveys

13.7.1 McClean Property

Kilborn (1990) reported on drill hole surveying as follows:

> "All drill hole collar locations have been surveyed and horizontal co-ordinates and vertical elevations established. All drill hole spacings described [above] are at the collar.
>
> To determine the deviation of the diamond drill holes from surface, directional DTH [down-the-hole] surveys, using a Sperry-Sun multishot survey instrument, were completed on all holes drilled after 1986. Prior to 1986, either acid-dip tests or occasional Tropari® measurements were made on all diamond drill holes. Horizontal co-ordinates and vertical elevations at points down the hole have been calculated and plotted. Generally, the deviation of diamond drill holes is less than 2°."

The writers note that uncertainty concerning the azimuth of a 2° dip variation could result in a horizontal variation of up to 10 metres in the location of a hole at a depth of 150 metres.

The writers have not audited the surveying database and note that hole location as well as down-hole deviation may significantly impact on reserve estimates especially in the smaller deposits subject to perimeter effects.

13.7.2 Midwest

The collar locations of all drill holes were surveyed to provide horizontal and elevation co-ordinates.

Trigg (1990a) reported that 22 of the diamond drill holes do not have reliable down-hole surveys. The methods used for carrying out down-hole surveys, for which there are azimuth and dip measurements, was not stated, however, the 22 holes without reliable data do include holes for which only acid dip-tests results are available. Trigg also reported that in CWML's 1982 feasibility study a statistical analysis was performed on the holes for which reliable down-hole data exists. The study concluded that at the 285 metre level, the supposedly vertical holes could have deviated by up to 12 metres with an average deviation of roughly 5 metres. Trigg concluded that sensitivity analysis indicated, relative to the 1990 reserve estimate, uncertainty in hole location could cause a fluctuation in tonnage of 8%, metal content of 5% and grade of 3%.

The writers have not audited the survey database and note that hole location may significantly impact on the reserve estimate especially in the very high-grade areas of the North Zone where the transition from high-grade to unmineralized rock is very sharp.

The drilling grid at Midwest is oriented with grid-north approximately 32° east of true north. The writers have assumed that down-hole survey orientations in the survey database refer to grid north and not true north. It has not been possible to verify this assumption and the assumption could affect both the estimate of tonnage and grade and the position of the boundaries of the mineralized zone. Recommendations are made concerning confirmation drilling on the boundaries of the mineralization which would correspond with the toe of a pit, where the incremental stripping ratio of any perimeter ore block will be very high.

14 SAMPLING METHOD AND APPROACH

14.1 Sue A, B, E and McClean

Kilborn (1990) provided the following description of drill-hole logging and sampling for drilling up to 1990:

> "Following the completion of a drill-hole, the hole is radiometrically logged using a down-hole slim-line calibrated gamma probe. A Century Geophysical Model 9067 probe is currently being used ....
>
> Diamond drill core is placed in standard 1.5-metre-long wooden trays of 4.5-metre capacity and is transported to an enclosed core-handling facility where it is geologically logged and sampled. Geological logging includes detailed recording of lithology, alteration, mineralization, structure, fracturing, and core recovery. Fracture density is recorded as RQD (Rock Quality Designation) which is the percent of total core length recovered in solid pieces greater than 100 mm in length. Sample numbers and location are recorded on the drill log.
>
> Uranium mineralization is identified in the drill core by using the gamma-logs from the DTH results and by scanning the drill core with a hand-held scintillometer. Mineral boundaries and high-grade intervals within the core are located and identified.
>
> Sample intervals are generally 500 mm long except where boundaries of higher- and lower-grade mineralization fall within a sample interval. In this case two 250-mm long sample intervals are collected. To ensure that the mineralized intersection is completely defined, samples are collected a minimum of 1 metre on each side of any identified mineralized zone.
>
> To check background geochemistry values for possible anomalous uranium and other elements, the sandstone and basement rocks are routinely sampled. A 250-mm sample length is taken in each of the lithological units identified in the basement rocks. Samples are also routinely collected in all major fault structures and alterations zones at 500 mm intervals.
>
> All sampled diamond-drill core is split in half. One portion of the core is placed in a sample bag, identified and sent to an independent laboratory for assaying. The other portion of the sample remains in the core box. All assay rejects are returned to Minatco and are stored at the Wolly Joint Venture property."

The writers have noted that sampling intervals were generally a consistent 0.5 metres at Sue A, B and E but that sampling at McClean North often used shorter intervals within high-grade mineralization.

Corman (1992) reported the following description of logging procedures between 1989 and 1992 (with particular reference to Sue E):

> "Since 1989 all geological data retrieved from diamond drill holes has been entered systematically by Minatco personnel into the GDM[2] computer system. ....
> The data entry process begins in the field where the geological information retrieved from the drill core or from downhole surveys is entered into the computer by the field geologists. This information includes descriptions of the hole lithologies, alteration styles, geotechnical data (RQD, recovery, fractures per metre, etc.) downhole deviations, assay samples collected and downhole gamma logs. ."

The writers understand that similar methodology has been used for sampling since 1992, although at some time since 1992 the use of the GDM software was abandoned. The writers also note that hand written logs were also prepared for at least some of the drill holes since 1990 but that sample numbers with corresponding lengths down the hole are not recorded on the written drill logs.

14.2 Midwest

No description of the sampling method was available to the writers.

15 SAMPLE PREPARATION ANALYSES AND SECURITY

15.1 Midwest

Wray (1982) reports that the majority of core samples collected and assayed between 1978 and 1981 were assayed at Loring Laboratories of Calgary (the exceptions were samples from hole MP-3 and some samples from holes 235 and 278). For samples assaying up to 5% U_3O_8 a fluorometric method was used and for samples recording higher than 5.0% U_3O_8 a volumetric method was used.

15.2 Sue A,B, E and McClean

Kilborn 1990 reported the following assay procedures for the McClean property deposits:

> "Since January 1985, Minatco, as operator of the Wolly Joint Venture has shipped all samples to Barringer Laboratories (Alberta) Ltd. (Barringer) in Calgary for preparation and assaying. Uranium assays of mineralized drill core from drill programmes between 1979 and 1982, prior to Minatco becoming project operator, were performed by Inco's Roy Gordon Research Laboratory at Sheridan Park, Mississauga, Ontario.
>
> The procedure used by Barringer to prepare the core samples is:

[2] GDM (Geological Data Management) software developed by B.R.G.M. (Bureau de Recherches Geologiques e Minieres France) and GEOMATH (Houston, U.S.A.).

- Dry diamond drill cores.
- Crush cores to approximately 4 mm.
- Split crushed cores using a Jones splitter, to obtain a 500-g sample.
- Pulverize 500-g sample, using a ring pulverizer, to minus 147µm (100 mesh).
- Split the pulverized sample to obtain a 500-mg sample.
- Analyze the 500-mg sample.

All cores sampled in mineralized, fault and alteration zones sent to Barringer by Minatco were analyzed for U_3O_8, nickel, cobalt, copper, arsenic, vanadium, molybdenum, and lead. Samples collected in the unmineralized sandstone to check background geochemistry are assayed for U_3O_8.

The analytical samples are completely digested in a nitric-perchloric-hydrofluoric acid mixture and evaporated to dryness. The residue is dissolved in a specified volume of dilute hydrochloric acid. Quantitative values for nickel, cobalt, copper, vanadium, molybdenum and lead are determined by atomic absorption spectrophotometry (AA). Uranium is analyzed fluorimetrically and arsenic is determined colorimetrically.

Samples assaying in excess of 5% U_3O_8 are re-assayed using a 1-g sample. The sample is digested as previously described and then analyzed volumetrically for U_3O_8."

Since 1990 the majority of samples have been assayed at the Saskatchewan Research Council Laboratories ("SRC") in Saskatoon. SRC analyses for uranium using the fluorimetric method using a Jarrel Ash Fluorimeter with a detection limit of 0.2 ppm U. Base metals are analyzed using ICP methods using a Perkin Elmer Optima 3000 DV. SRC includes standards and blanks interspersed amongst samples.

16 DATA VERIFICATION

16.1 Midwest

16.1.1 Check Assays

16.1.1.1 Drilling Programmes 1978 to 1981

Wray (1982) summarized the results of 157 check assays carried out on core drilled between 1978 and 1981. Samples for check assays were divided into two groups: 1) Low-grade samples reporting less than 5.0% U_3O_8 and 2) High-grade samples reporting greater than 5.0% U_3O_8.

The umpire laboratories for check assays were conducted by X-Ray Assay Laboratories of Toronto during 1978 and 1979 and at Bondar Clegg Laboratories of Vancouver in 1980 and 1981.

Wray concluded that:

- "The 73 high-grade samples showed Loring to be slightly higher (0.8%) on average than the umpire lab. The graphed results showed that the majority of the check assays were within 5% of the original, with no apparent bias.

- The 84 low-grade samples showed a much larger variation than the high-grade samples. On average the Loring samples appear to be about 5% lower than the checks. The graphed results show that individually the samples vary considerably more than 5%."

The writers have examined the graphs referenced above and note that the majority of check assays reporting greater than 1.0% U_3O_8 are within 10% of the original assay with no apparent bias. Samples reporting less than 1.0% U_3O_8 display a wider variation and that the umpire laboratories tended to report higher grades. The writers also note that material of this grade will have no significant impact on resource or reserve estimates.

16.1.1.2 PQ Drill Holes

Wray (1981) reported that 30 check assays on the original 300 assays from the PQ series of holes indicated that the original assays could have over reported the U_3O_8 by up to 10%. He recommended that the assays not be used until all of the samples were re-assayed. Wray reports that at the time of writing the referenced memorandum the samples were in the laboratory and that he was waiting for the results. The writers have assumed that any required adjustments were made.

16.1.2 Current Database Audit

The writers compared the assays for all elements in the digital database with assay certificates from nine holes. For seven of the holes only intersections within and adjacent to zones of economic interest were checked. For one hole all assays recorded throughout the length of the hole were compared with the assay certificates. With the following exceptions no major problems were encountered.

- The lost core convention (Section 13.6.1) was applied inconsistently in five cases in three of the nine holes examined.
- In hole 529 two sections of lost core, within a high-grade intercept were recorded as 0.001% U_3O_8 (equivalent to nil assay).
  In holes 42 and 609 the values for U_3O_8 were derived from averages of adjacent and recovered core assays or the value for the recovered section (which was higher than adjacent values).

  The writers note that the number of inconsistencies were minor and tended to cancel each other out.

- Holes 527 and 529 had numerous (over 20%) unexplained differences between database and assay certificates for all elements from sections remote from the mineralization of interest.
  The writers note that these unexplained differences were all located remote from intersections with economic mineralization, were very low-grade and will not have any effect on the reserve or resource estimates presented in this report. The writers recommend however, that the possibility of errors in portions of the database should be addressed in the event that geochemical or geostatistical studies are carried out which may rely on data from low-grade sections of drill holes.

16.2 Sue A,B, E and McClean

Kilborn (1990) reported the following check assay procedures:

> "Control samples are routinely assayed by Barringer or with each batch of core samples analyzed.
>
> Minatco has periodically verified portions of the uranium assay data base by cross-checking assays with other laboratories and by assaying duplicate samples at the Barringer laboratory. On average assay variability in grades exceeding 0.10% U_3O_8 is within 10 percent with the Barringer value being generally lower than that of other labs.
>
> Assays performed at Inco's laboratory were done using an X-ray fluorescence (XRF) method. To check on the accuracy of the results obtained by Inco's assay laboratory, all samples collected from "ore grade" sections of the McClean diamond drill holes completed by the end of the 1979 winter programme were also assayed by XRAL Laboratories (XRAL), in Don Mills, Ontario. The XRF method was also used by XRAL. A total of 271 samples were sent for check assaying.
>
> The results from the two laboratories showed variations within the limits of laboratory sensitivity. The largest variation occurred in the sections with the lowest uranium concentrations. Having established the reliability of Inco's XRF assay results, this method and Inco's laboratory were used for all future drill programmes prior to Minatco becoming operator of the Wolly Joint Venture project. No additional check assays were performed by outside laboratories. Inco's laboratory did, however, routinely carry out internal checks, but documentation showing results are unavailable.

Drilling since approximately 1990 did not include any external checks on the assay laboratories.

16.2.1 Current Database Audit

The writers compared the assays within the assay data base for each deposit against original assay certificates for randomly selected holes as indicated in Table 8. All assays in the database were verified.

Table 8 : Holes selected for assay database audit McClean Property

Sue A	Sue B	Sue E	McClean
CS 13	CS 44	ES417	
CS 14	CS 45	ES426	MC64
CS 18	CS 46	ES427	C175
CS 22	CS 48	ES457	
CS 24	CS 112	ES598	
CS 28	CS 114	ES608	
CS 67	CS 125	ES621	
CS 78	CS 179	ES622	
CS 87			
CS 92			
CS 176			

The process of verifying the assays was complicated by several factors. 1) The formal assay and drill-hole databases do not include sample numbers which can be compared with assay certificates. 2) Written drill logs since approximately 1990 do not include sampling information 3) hard copies

of assay certificates from SRC for Sue E drilling were not always retained. The writers located a separate, informal database which did provide sample numbers with corresponding locations in the hole and obtained copies of the assay certificates directly from the SRC laboratory.

17 ADJACENT PROPERTIES

The property immediately surrounding the McClean Property, on three sides, was part of the Wolly Joint Venture which received considerable exploration effort. The McClean Property was carved out of portions of the Wolly Joint Venture properties by the participants.

The property south of the McClean Property is held by Cameco. The Sue E deposit extends onto this property.

18 MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 JEB Mill

A description of the JEB Mill is contained in Section 23.2.1

Table 9 illustrates the metallurgical balance of the JEB mill for 2002 when a blend of ore from Sue C and the JEB pit were processed. (McClean Joint Venture, 2002a and 2002b)

Table 9 : JEB Mill Metallurgical Balance for 2002

Mill Stream	Quantity and Units	Assay	Kg U	Distribution U%
Leach feed	121,979 t.	1.94 %U	2,371,925	100.00
Leach solid tailings (loss)	121,979 t.	0.032 %U	39,112	1.65
CCD #6 U/Flow (loss)	193,852 m^3	0.042 g/L	8,178	0.34
S.X. (loss)	200,976 m^3	0.001 g/L	217	0.01
Yellowcake ppt. liquid (loss)	34,116 m^3	0.007 g/L	225	0.01
Molybdenum Eluate (loss)	-	-	580	0.03
Total Losses U	-	-	48,312	2.04
Recovery % U	-	-		**97.96**

18.2 Metallurgical Testing

18.2.1 Sue C and JEB

The JEB mill started operations in 1999 and has successfully processed ore from these deposits since that time. The metallurgical balance for 2002 is presented in Table 9.

18.2.2 Sue A and B

Leach tests have been conducted on a blend of Sue A and Sue B drill core by Service d'Etudes de Procédés et Analysis ("SEPA"), part of the Cogema Group and they leached very similarly to the JEB and Sue C ores currently being processed (SEPA, 1998). They are fully leached in 8 hours and the extraction was 98%. The overall recovery is expected to be 97%.

18.2.3 Sue E

The metallurgical test work on drill core is currently being carried out at SEPA laboratories and extractions of over 99% have been obtained and the overall recovery is estimated at 98.0%. It is possible that longer leach times than the other Sue ores may be required and it may be necessary to expand the leaching circuit before the Midwest ore is treated, but this would not increase total capital expenditures which are expected to be $12 to $15 million.

18.2.4 McClean North

The McClean North deposit is not currently scheduled for development or milling. The writers have assumed that milling would occur subsequent to the milling of material from Midwest, concurrently with Cigar Lake or other ore, but in a separate circuit from the Cigar Lake ore.

Metallurgical work is documented in Kilborn (1990). Metallurgical test work was carried out by Ortech, Total Jovac and Lakefield, concurrently with early work on JEB, Sue A, B and C, using composites of drill core. The most important results established by the test work concerning McClean ore were:

- Assays of samples show the arsenic and nickel content of McClean ore are low. This will generally lead to faster leaching, lower oxidising agent and acid consumption and lower tailings treatment costs.
- The leaching extraction for all samples was between 98% and 99%.
- The McClean uranium leached quickly and six hour retention was chosen.
- The ore did not require high-temperature leaching and 55° C was selected.
- Acid and oxidising agent consumption was moderate.
- The bond work index was about the same as other deposits in the area.
- Settling tests for Counter Current Decantation did not indicate any problems with McClean ore.
- The dynamics and recoveries for the organic extraction were good.

Taking all of the above information into account the writers would expect the McClean ores could be processed in the JEB Mill in the same manner as the JEB and Sue C ores currently being milled, with 98% recovery.

Laboratory tests with Midwest and Cigar Lake ore indicate that leaching the two ores together would lead to some precipitation of the Cigar Lake uranium. As Midwest ore requires much longer leaching time than McClean ore there could be similar reaction if they were leached in the same circuit. Therefore it would be preferable if the two ores were not leached together.

18.2.5 Midwest

The Midwest deposit is scheduled to be milled from 2010 to 2017 at the same time as Cigar Lake ore is being processed.

The deposit was discovered prior to 1990 and has been extensively tested since then. The tests have shown that good extractions could be obtained with sulphuric acid. However, the leaching conditions in the early tests were different than is now planned for the JEB mill (Melis Engineering, 1990).

In August 1998 leaching tests were carried out at SEPA to design the JEB mill expansion. The test showed that 99.5% uranium extraction could be obtained using the following conditions (SEPA,1998a):

- leach time 24 hours
- acid addition 120 kg/tonne
- free acid at end of test 25 g/L
- oxidation, 0_2 at 2 bar pressure
- redox - 470 millivolts

The ores currently being treated in the JEB mill and other Sue ores only require 8-hour leaching; however, the Midwest deposit requires longer leaching time and 24 hours has been selected as optimal. If the ore is leached longer, reprecipitation starts and lowers recovery.

Leaching tests have also been conducted on Cigar Lake ore by itself and in blends with Midwest. These tests show that Cigar Lake ore requires only 8 hours leaching time, and if it was blended with Midwest material and leached for 24 hours, reprecipitation of the Cigar Lake uranium would start. Therefore separate leaching circuits have been included in the design (SEPA, 1998a).

Leaching the custom ore separately from the McClean or Midwest material will also make the metallurgical accounting more accurate and simpler as solutions can be measured and sampled better than solids.

When the Midwest and Cigar Lake ores are being processed concurrently, the ores will be leached separately and the Cigar Lake leached slurry will be fed into its own primary thickener. The thickener overflow solution will be trucked to the Rabbit Lake mill for further treatment and the thickener underflow slurry will be mixed with the Midwest leach slurry and fed together to the counter current decantation circuit. Settlement tests were conducted at the SEPA laboratory on blended leach slurries using the Eimco hi-rate thickener procedures and calculation. These tests showed that blending the slurries led to no difficulties and that the counter current decantation circuit with the addition of the cyclone circuit will handle the scheduled ores (Amec E and C Services, 2002 and SEPA, 2002).

Considering the high leach recoveries in the tests and the low solution losses in the plant, it is estimated that the Midwest recovery will be 98%.

The main mineralogical difference between the Midwest deposit and the other ores to be treated in the JEB mill is the higher arsenic content. Additional tests were carried out in 2000 and 2001 addressing potential issues due to the arsenic content. These tests were carried out on drill core from holes specially drilled for this purpose. This core was sealed and frozen with liquid nitrogen. (SEPA, 2001). The arsenic is partially leached with the uranium and would cause unacceptable

water quality discharges if it were not precipitated in the tailings neutralization and the water treatment plant. Ferric sulphate is used in combination with lime and air to precipitate arsenic, predominantly as the mineral scorodite (Fe As 0_4•2 H_2O) which is very insoluble and stable (Cogema and Cigar Lake Mining Corporation, 2001). Currently, the ferric sulphate used is made in Quebec and transported in a solution. The quantities required for milling Midwest are much higher and current purchasing arrangements would be very expensive. Cogema is investigating making ferric sulphate solution at the site from IPSCO mill scale (Phoenix, undated). There is an excess of this scale available in Saskatchewan and it contains a large amount of iron oxides. The process would consist of dissolving the scale in sulphuric acid that would produce a mixture of ferrous and ferric sulphate. The ferrous would then have to be oxidized to the ferric form. There are established chemical methods (SEPA, 1999) of doing this. It is estimated that the cost of ferric sulphate for the Midwest project produced in this way would be about $0.88 per pound of U_3O_8 and a cost of $1.00 has been used in the operating cost estimates included in this report.

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1 Sue A

19.1.1 Criteria and Assumptions

19.1.1.1 Geological Model

The geological model used for the Sue A Deposit is believed to be consistent with the model previously used by Denison and Cogema. The Sue A Deposit is located on a 4.5 kilometre long, north-south mineralized trend, named the Sue Trend. For the most part, the uranium mineralization is found to be dipping at approximately 15° to the west above an unconformity. The preferential site for the precipitation of uranium is along northeast-trending, steeply-dipping faults.

The unconformity dips gently to the west at about 5° . It is cut and offset by two major east-west faults and the above mentioned north-south fault. It appears as if the east-west faults are both syn and post mineralization.

Often the sense of movement of the block faulting (horst and graben) is west side down-dropped.

19.1.1.2 Area of influence

Both exploration and definition drilling has been performed in a vertical orientation. The drill spacing is approximately 10 metres apart, on section, with the section lines being 12.5 metres apart. The drill spacing and the attitude of this deposit warrant a classification, for material which occurs within the writers' Whittled® pit (See Section 19.1.2.1), as proven and probable.

19.1.1.3 Cut-off grades

A loose cut-off grade of approximately 0.1% U_3O_8 was used for this deposit. The cut-off grade was kept loose to allow for the correlation of a three-dimensionally-coherent shape, recognizing that some in-situ variability does exist and that any one assay should be considered "suspect". While these cut-off grades were not based on hard economics, they are "in the ball park" and for the most part, appear to represent a natural break in the assay population. Where appropriate, the writers included narrow intersections of internal waste to maintain a smooth mineable outline. As well, material that was numerically above cut-off grade, but did not fit the interpretation of the

developing geometry was not included as "ore". In addition, isolated blocks of mineralization that did make the cut-off criteria but did not correlate on at least two drill sections were not counted as "ore".

19.1.1.4 Minimum Thickness

The Main Zone ore thickness varied from 2.5 metres to 11 metres with an average of about four metres. The thickness of the hanging-wall zone ranges from 2.5 metres to 4.5 metres with an average of about three metres. This zone is located between sections 1637.5 N and 1675 N, where it appears to be (dextrally?) offset by an E-W fault. The hanging-wall zone may represent the southern tail of a missing zone which should, based on periodicity, be located between Sue A and Sue B.

19.1.1.5 Dilution

It is assumed that a smaller fleet of equipment will be used to mine the ore than will be used for the waste. The writers estimate that (open pit) mining dilution on the Sue At Deposit will be about one metre on all sides of the deposit, which totals 55%.

19.1.1.6 Specific Gravity

Appendix 2: Specific Gravity Measurements and Estimates, summarizes the methods used in the past for estimating specific gravity at Sue A. Previous operators (Kilborn, 1990) have estimated specific gravity based on the following formula.

$$SG_c = 1/(0.452-(0.00326 \times *(\%U_3O_8 + \%Ni + \%As)))$$

where SG_c = estimated specific gravity.

The writers understand that this formula was developed on the basis of empirical relationships between measured specific gravity and U_3O_8 assays. The writers have not examined source documents or data concerning these estimates but note that they are reasonable for the rock type and mineralization.

The writers have estimated the specific gravity for Sue A using the same formula as that used by Kilborn.

19.1.1.7 Bulk Density

The writers have assumed that bulk density will be equal to specific gravity.

19.1.1.8 Database

The immediate Sue area has been drilled with holes and 2,308 assays recorded in the data base. Of the assays in the database, 780 report U_3O_8 assays of 0 or 0.001 which represent unassayed intervals or nil assays. Approximately 395 samples with assays in 29 holes are located within the wire-frame interpreted by the writers to have potential for economic exploitation.

19.1.1.9 Grade Distribution

Frequency and cumulative frequency distributions together with descriptive statistics for the U_3O_8 within the ore model are contained in Appendix 3. The cumulative frequency plot shows an

inflection at 10% U_3O_8 at the 95th percentile. An inspection of the drill sections indicates good clustering , both in the hole and adjacent holes, of assays above 10% U_3O_8 .

19.1.1.10 Correlation Methodology

The mineralization was correlated on 12.5 metre cross-sections and one contoured inclined section/isopac. The object of the exercise was to define the three dimensional boundaries of the mineralized zones. These shapes were then "digitized" into a wire-framed solid model in cross-sectional slices using GEMCOM® software to create a solid model.

19.1.1.11 Resource Estimation Methodology

A block model was created constrained within the wire-frames inferred from the drill information. Since our estimate was only meant to be a rapid audit, the main solid was not sub-domained into a high-grade core and a low-grade envelope. An inverse-distance cubed (ID3) algorithm was used to prevent the smearing of high grades into the low-grade areas.

Variograms were used to determine the search ellipse for grade projection and categorization. Details are contained in Appendix 6.

Volume to tonnage conversion incorporated a tonnage factor that averaged 2.37 as was described above.

19.1.1.12 In-Place Estimate of Mineralized Rock

Undiluted and diluted "in-place" estimates of mineralized rock, which do not take into consideration potential economics of exploitation are illustrated in Table 10.

Table 10 : Sue A In-Place Estimate of Mineralization

Undiluted In-Place Estimate of Mineralized Rock				
Tonnes	**U_3O_8 (%)**	**Ni (%)**	**As (%)**	**Dilution %**
40,215	1.721	3.86	4.84	
In-Place Dilution				
22,033	0.040	0.35	0.36	54.8%
Diluted In-Place Mineralization				
62,248	1.126	2.62	3.254	

Figure 18 and Figure 19 illustrate the Sue A wire-framed model relative to drill holes and a pit shell.

19.1.2 Sue A Reserve and Resource Estimate

19.1.2.1 Whittled® Pit Shell

The writers have identified the economically-exploitable portion of the mineralization using Whittle® software to generate an optimized pit shell. The parameters for the pit shell are contained in Appendix 4 and include:

- pit slopes of 43° on the east and southwest wall and 52° on the northwest wall (most of the southwest wall will day-light in the Sue C pit)
- mining costs for ore of $5.08 per tonne and for waste and overburden of $2.96 per tonne.
- an allowance for semi-variable costs of $0.80 per tonne mined which covers 66% of such costs.
- processing costs of $4.67 per pound of U_3O_8 as identified in the section on metallurgy and processing (Section 23.2).
- an allowance of $2 per pound of U_3O_8 for royalties and product shipping costs.
- a uranium price of $Cdn 22 per pound.

The writers have assumed that a designed pit will approximate the Whittled® pit since access is facilitated by the adjacent mined-out Sue C pit.

19.1.2.2 Sue A Reserve and Resource Estimate

The writers' estimates of reserves and resources in the Sue A deposit are summarized in Table 11.

Table 11 : Sue A Reserve Estimate

	Undiluted		Dilution		Diluted		
Reserves	**Tonnes x 1,000**	**Grade U_3O_8 %**	**Tonnes x 1,000**	**Grade U_3O_8 %**	**Tonnes x 1,000**	**Grade U_3O_8 %**	**U_3O_8 lbs x 1,000**
Proven	9.2	1.87	5.1	0.04	14.3	1.23	386
Probable	27.7	1.82	15.2	0.04	43.0	1.20	1,126
Total Proven and Probable	**37.0**	**1.83**	**20.3**	**0.04**	**57.2**	**1.20**	**1,511**
Waste and Overburden					2,000		
Stripping Ratio					35		

It should be noted that the writers have not considered costs, which might be required, of relocating surface ponds and other infrastructure that appear to be immediately to the north of the planned pit.



Present Surface
Overburden
Existing Sue C Pit
Ore Model
Hangingwall Zone
Unconformity
Scale metres
0 10 20 30 40
SUE A LONG SECTION LOOKING WEST
With Whittle Pit Shell
Elevation
450
400
350
50
100
150
200
250
Northing - Deposit Specific Grid

Figure 18 : Sue A Long Section With Whittled® Pit Shell



Sue C Pit
Overburden
Whittled Pit Shell
Ore Model
Unconformity
Scale metres
0 10 20 30 40
SUE A CROSS SECTION LOOKING NORTH
With Whittle Pit Shell
Elevation
440
420
400
380
360
340
-20
0
20
40
60
80
100
120
140
Easting - Deposit Specific Grid

Figure 19 : Sue A Cross Section with Whittled® Pit Shell

19.2 SUE B

19.2.1 Criteria and Assumptions

19.2.1.1 Geological Model

The geological model used for the Sue B deposit is consistent with the model previously used by Denison Energy and Cogema. Sue B is located at and above the unconformity, along the mineralized Sue trend. This lineament is believed to have been a conduit for the movement of uranium and base metal-bearing solutions.

For the most part, the uranium mineralization is concentrated in horizontal or shallow west-dipping enriched zones. The conduits appear to be one or two steeply-dipping faults that make up the above mentioned Sue trend. Some uranium mineralization is noted in the western-most fault.

Since the majority of the diamond drill holes on this deposit are vertical it is often difficult to determine the true thickness and dip of the mineralization carried within the vertical dipping lineament. A minimal number of inclined holes, drilled from east to west, would have been useful.

Often the sense of movement of the block faulting (horst and graben) is west side down dropped.

19.2.1.2 Area of Influence

Both exploration and definition drilling has been performed in a vertical orientation, with the exception of a few inclined holes. The drill spacing is approximately 10 metres by 12.5 metres. Since the bulk of the mineralization in this zone is clearly within continuous flat-lying lenses, half of which are associated with a regolith/unconformity, correlation is straightforward. The existing correlation is sufficient to classify the reserves within the writers' pit, as proven and probable as detailed in Table 13.

19.2.1.3 Cut-off grades

A loose cut-off grade of 0.1% U_3O_8 was used. The cut-off grade was kept loose to allow for the correlation of a three-dimensionally-coherent shape, recognizing that some in-situ variability does exist and that any one assay should be considered "suspect". While these cut-off grades were not based on hard economics, they are "in the ball park" and do appear to represent a natural break in the assay population.

19.2.1.4 Minimum Thickness

The true thickness of the vertical structure likely varies from 0.5 metres to as much as one to two metres. The true thickness of the inclined to horizontal mineralized zones is 10 metres in the upper horizon and four metres in the lower horizon.

19.2.1.5 Dilution

It is assumed that a smaller fleet of equipment will be used to mine the ore than will be used for the waste. The writers estimate that (open pit) mining dilution on the Sue B deposit will equate to a 1.5 metre skin, totalling approximately 60%. This dilution estimate could be reduced if care is taken in the narrow and inclined ore blocks.

19.2.1.6 Specific Gravity

Appendix 2: Specific Gravity Measurements and Estimates, summarizes the methods used in the past for estimating specific gravity at Sue B. Cogema and previous operators (Kilborn, 1990) have estimated specific gravity based on the following formula:

$$SG_c = 1/(0.452-0.00326 \times (\%U_3O_8))$$

The writers understand that this formula was developed on the basis of empirical relationships between measured specific gravity and U_3O_8 assays. The writers have not examined source documents or data concerning these estimates but note that they are reasonable for the rock type and mineralization.

The writers have estimated the specific gravity for Sue B using the same formula as that used by in previous studies.

19.2.1.7 Database

The complete Sue B database consists of 68 holes and 2,829 assay entries. A total of 652 of the U_3O_8 assays are recorded as zero or 0.001% which are assumed, by the writers, to represent unassayed sample intervals or nil U_3O_8 assays. The resource estimate is based on 770 samples in 25 holes within the interpretation of the ore model.

19.2.1.8 Grade Distribution

Frequency and cumulative frequency distribution graphs, together with descriptive statistics for the samples within the interpretation of the ore model are contained in Appendix 3. The Sue B deposit does not contain a high-grade population.

19.2.1.9 Correlation Methodology

The mineralization was correlated on 12.5 metre cross-sections using a model adopted from the other Sue deposits. The object of the exercise was to define the three-dimensional boundaries of the mineralized zones. These shapes were then "digitized" into a wire framed solid model in cross sectional slices using GEMCOM® software to create a solid model.

19.2.1.10 Resource Estimation Methodology

A block model was created, constrained within the wire-frames inferred from the drill information. An ID3 algorithm was used to prevent the "smearing" of high grades into the low-grade areas.

Variograms were produced for each of the upper and lower horizon and used to determine the search ellipse for grade projection. Details are contained in Appendix 5.

Volume to tonnage conversion incorporated a tonnage factor that averaged 2.22 as described above.

19.2.1.11 In-Place Estimate of Mineralized Rock

Undiluted and diluted estimates of mineralized rock, which do not take into consideration potential economics of exploitation are illustrated in Table 12.

Table 12 : Sue B In-Place Estimate of Mineralization

ZONE	TONNES	U_3O_8 (%)	Ni (%)	As (%)	Dilution %
		Undiluted In-Place Mineralization			
UPPER	55,053	0.704	1	1	
LOWER	33,172	0.806	2	3	
TOTAL	88,225	0.742	1	2	
			Dilution		
UPPER	29,681	0.029	1	1	53.9%
LOWER	33,618	0.032	1	1	101.3%
TOTAL	63,299	0.031	1	1	71.7%
		Diluted In-Place Mineralization			
UPPER	84,734	0.468	1	1	
LOWER	66,790	0.416	1	2	
TOTAL	151,524	0.445	1	1	

19.2.2 Sue B Reserve and Resource Estimate

19.2.2.1 Optimized Pit Shell and Preliminary Designed Pit

The writers have identified economically exploitable mineralization through an iterative process involving the use of Whittle® software to identify optimized pit shells and the preliminary design of a pit with haul roads.

The parameters for the optimized pit shell, using Whittle® software are contained in Appendix 5. These parameters include:

- pit slopes which account for a haul road, 16-metres wide (compatible with small equipment including 35 to 50 tonne trucks and 3 to 4-cubic metre shovels.)
- direct mining costs for waste of $2.96 per tonne and for ore of $5.08 per tonne.
- an allowance for semi-variable costs, including administration, site services and site support of $1.30 per tonne, which covers 85% of such anticipated charges.
- processing costs of $4.67 per pound of U_3O_8 as identified in Section 23.2
- an allowance of $ 2 per pound for royalties and shipping costs.
- a uranium price of $Cdn 22 per pound U_3O_8 .

The ultimate pit slopes used by Cogema range from 31.7° (north wall) to 39.1° (south wall) in a 75-metre-deep pit. The writers have noted that the nearby Sue C pit attained actual pit slopes ranging from 42° to 47°, over a vertical height of 135 metres (the east wall of the pit was originally designed to have slopes of greater than 50° but failed to approximately 47°). The writers have assumed Whittle® slopes of 45° and final crest to final toe slopes (including ramps) of 38° to 47° for the Sue B pit.

A preliminary pit was designed, with haul roads, which was accommodated within the optimized pit shell.

19.2.2.2 Sue B Reserve and Resource Estimate

The writers have based the estimate of reserves and resources at Sue B on the preliminary designed pit described above. The reserve and resource estimate is summarized in Table 13.

Table 13 : Sue B Reserve and Resource Estimate

	Zone	Tonnes Diluted x 1,000	Grade U_3O_8 %	U_3O_8 lbs x 1,000
Proven	Upper	5.5	0.39	47.1
	Lower	9.0	0.65	129.1
	Subtotal	14.5	0.55	176.2
Probable	Upper	78.4	0.48	823.0
	Lower	14.0	0.80	246.3
	Subtotal	92.4	0.53	1,069.2
Total Proven and Probable		**106.9**	**0.53**	**1,245.4**
Overburden		330.0		
Waste		1,326.0		
Waste to Ore Ratio		15.5		

The proven and probable reserve estimate averages 1.6% Ni and 1.8% As.


Overburden
Whittle Shell
Upper Zone
Preliminary Designed Pit
Lower Zone
Unconformity
Elevation
Scale metres
0 10 20 30 40
SUE B LONG SECTION LOOKING WEST
With Preliminary Designed Pit
Northing - Deposit Specific Grid

Figure 20 : Sue B Long Section With Preliminary Designed Pit



460
440
420
400
380
360
340
Elevation
Whittled
Pit Shell
Upper
Zone
Preliminary
Designed Pit
Lower Zone
Unconformity
Scale metres
0 10 20 30 40
SUE B CROSS SECTION LOOKING NORTH
With Preliminary Designed Pit
-40 -20 0 20 40 60 80 100 120 140 160
Easting - Deposit Specific Grid

Figure 21 : Sue B Cross Section With Preliminary Designed Pit

19.3 SUE E

19.3.1 Criteria and Assumptions

19.3.1.1 Geological Model

The geological model used for the Sue E deposit is consistent with the model previously used by Denison and Cogema. The Sue E Deposit is located along a 4.5 kilometre-long mineralized trend, named the Sue Trend. Sue E is located completely within basement rocks, at the south end of this trend at or below the unconformity. This lineament is believed to have been a conduit for the movement of uranium and base metal-bearing solutions.

For the most part, the uranium mineralization is found either in steeply-dipping zones along two steeply-dipping faults (East and West Fault) or in less than 45° west-dipping enriched zones that leaked into basement rocks on the east side of the main lineament.

Since the majority of the diamond drill holes on this deposit are vertical it is often difficult to determine the true horizontal width of the mineralization carried within the vertically-dipping structures. A few inclined holes have been drilled from east to west. While these holes are useful in outlining the width of the vertical structures on some sections, they are not too useful in outlining

the frequent west-dipping pods and zones. The writers would have preferred that 1/3 of the drilling be vertical, 1/3 inclined from west to east and the final 1/3 be drilled from east to west.

Often the sense of movement of the block faulting (horst and graben) is west side down-dropped.

19.3.1.2 Area of influence

Both exploration and definition drilling have been performed in a staggered, vertical orientation, with the exception of a few inclined holes. The drill spacing varies from approximately 10 metres by 12.5 metres (or closer) to 10 metres by 25 metres. While this spacing is relatively tight, the attitude of the holes and the narrow width of the mineralization (at times less than 10 metres) makes correlation somewhat subjective. The existing correlation is sufficient to classify the bulk of the mineralization within the writers' pit, as proven and probable reserves. In addition there are 24 thousand tonnes grading 0.78% U_3O_8 which have been categorized as inferred.

19.3.1.3 Cut-off grades

A loose cut-off grade of approximately 0.05% U_3O_8 was used to define the mineralized envelope. Potentially economic deposits were then further defined using a 0.1% U_3O_8 cut-off grade. The cut-off grade was kept loose to allow for the correlation of a three-dimensionally-coherent shape, recognizing that some in-situ variability does exist and that any one assay should be considered "suspect". While these cut-off grades were not based on hard economics, they are "in the ball park" and do appear to represent a natural break in the assay population. Where appropriate, the writers included narrow intersections of internal waste to maintain a smooth mineable outline. As well, material that was numerically above cut-off grade, but did not fit the interpretation of developing geometry was not included as "ore".

19.3.1.4 Minimum Thickness

The true width of the vertical structure likely varies from less than 1 metre to possibly as much as 6 metres. The true thickness of the wide, inclined zones ranges from 4 to 15 metres.

19.3.1.5 Dilution

It is assumed that a smaller fleet of equipment will be used to mine the ore than will be used for the waste. The writers estimate that (open pit) mining dilution for all zones in the Sue E deposit will average 118% if a 2-metre wide skin of waste is mined with the ore.

19.3.1.6 Specific Gravity

Grove (2003a) reported that the following formula was used by Cogema for estimating specific gravity in mineralized sections at Sue E: (See also Appendix 2: Specific Gravity Measurements and Estimates)

$$SG_c = 1/(0.437 - 0.0026*(U_3O_8\%+Ni\%+As\%))$$

where SG_c= estimated specific gravity.

The writers understand that this formula was developed on the basis of empirical relationships between measured specific gravity and U_3O_8 assays in hole 457 (Corman, 1992) . The writers have not examined source documents or data concerning these estimates but note that they are reasonable for the rock type and mineralization.

The writers have estimated the specific gravity for Sue E using the same formula as that used by prior operators.

19.3.1.7 Bulk Density

The writers have assumed that bulk density is equal to specific gravity.

19.3.1.8 Database

The complete Sue E database consist of 286 drill holes and 7,276 sample intervals. A total of 1,815 of the sample intervals report zero or 0.001% U_3O_8 which are assumed to represent unassayed intervals or nil U_3O_8 assays. Approximately 1,864 samples in 59 drill holes occur within the interpretation of the ore model.

19.3.1.9 Grade Distribution

Frequency distribution and cumulative frequency distribution graphs for samples which occur within the interpretation of the ore model, together with descriptive statistics are contained in Appendix 3. The Sue E deposit statistics resemble those for Sue A, although the latter possesses more assay intervals in the 2 to 10% range.

19.3.1.10 Correlation Methodology

The mineralization was correlated on 12.5 (or greater) metre cross-sections and one vertical longitudinal slice. The object of the exercise was to define the three dimensional boundaries of the mineralized zones and faults. These shapes were then "digitized" into a wire framed solid model in cross-sectional slices using GEMCOM® software to create a solid model. Given the poor orientation of some of the drill holes it is recommended that any future drilling include holes drilled from west to east.

19.3.1.11 Resource Estimation Methodology

A block model was created, constrained in the wire-frames inferred from the drill information. An ID3 algorithm was used to prevent the "smearing" of high grades into the low-grade areas.

Variograms were used to determine the search ellipse for grade projection. Reasonable variograms were produced in vertical (the best range), horizontal, inclined west and inclined east orientations, reflecting the complexity of this mineralized system. Details are provided in Appendix 5.

Volume to tonnage conversion incorporated a tonnage factor that averaged 2.34 as was described in this document.

19.3.1.12 In-Place Estimate of Mineralized Rock

Undiluted and Diluted "in-place" estimates of mineralized rock, which do not take into consideration potential economics of exploitation are illustrated in Table 14.

Table 14 : Sue E In-Place Estimate of Mineralization

		Undiluted		
Tonnes	**U_3O_8 (%)**	**Ni (%)**	**As (%)**	**Dilution %**
227,826	1.479	0.836	1.411	
		Dilution		
267,868	0.063	0.257	0.359	117.6%
		Diluted		
495,694	0.714	0.523	0.843	

19.3.2 Sue E Reserve and Resource Estimate

19.3.2.1 Optimized Pit Shell and Preliminary Designed Pit

The writers have identified economically exploitable mineralization through an iterative process involving the use of Whittle® software to identify optimized pit shells and the preliminary design of a pit with haul roads.

The parameters for the optimized pit shell, using Whittle® software are contained in Appendix 4. These parameters include:

- pit slopes which account for a haul road, 24-metres wide
- direct mining costs for waste of $2.68 per tonne and for ore of $5.08 per tonne.
- an allowance for semi-variable costs, including administration, site services and site support of $0.30 per tonne, which covers 64% of such anticipated charges within the resulting Whittle® shell and 75% in the preliminary designed pit.
- processing costs of $4.67 per pound of U_3O_8 as identified in Section 23.2.
- An allowance of $2 per pound of U_3O_8 for royalties and product shipping costs.
- a uranium price of $Cdn 22 per pound U_3O_8 .

The optimized Whittle® pit shell suggests the following economic mineralization (before considering the design of a pit with haul roads.)

Table 15 : Sue E – Whittle® Pit Shell

	TONNES	U_3O_8 (%)	U_3O_8 lbs	DILUTION (%)
		Undiluted In-Place Estimate of Mineralization		
Measured	4,006	3.117	275,207	
Indicated	143,753	1.719	5,446,335	
Inferred	15,035	1.552	514,288	
Total	162,794	1.738	6,235,831	
		In-Place Dilution		
Measured	4,711	0.063	6,541	117.6%
Indicated	169,054	0.063	234,734	117.6%
Inferred	17,681	0.063	24,551	117.6%
Total	191,446	0.063	265,826	117.6%
		Diluted In-Place Mineralization		
Measured	8,717	1.466	281,748	
Indicated	312,807	0.824	5,681,070	
Inferred	32,716	0.747	538,839	
Total	354,240	0.833	6,501,657	

Waste Rock	7,157,855
Overburden	1,036,082
Pit Total	8,548,177
W/O RATIO	23.1

The writers have prepared a preliminary designed pit, including haul roads, using the Whittle® shell as a guide, as a basis for the reserve estimate given in the following section. The ultimate pit slopes used by Cogema range from 33° (north) to 36° (south) in a 128-metre-deep pit. Since the actual, ultimate pit slopes for the 135 metre-deep Sue C pit ranged from 42° to 47° , the writers have used 42° in the Whittle® runs and 33° to 41° in the "designed" pits.

19.3.2.2 Sue E Reserve Estimate

The writers conclude that Sue E contains the following reserve:

Table 16 : Sue E Reserve Estimate

	Tonnes diluted x 1,000	Grade U_3O_8 %	U_3O_8 lbs x 1,000
Proven	8.6	1.49	281
Probable	320	0.78	5,519
Subtotal Proven and Probable	**329**	**0.80**	**5,800**
Overburden	1,163		
Waste Rock	8,580		
Stripping Ratio (inferred included in waste)	29.7		

The proven and probable reserve estimate averages 0.50% Ni and 0.76% As.

Table 17 : Sue E Resource Estimate

	Tonnes x 1,000	Grade U_3O_8 %	U_3O_8 lbs x 1,000
Inferred Resources	23.6	0.71	367

Search distances used for the ore categories were:

Proven (Measured)	6 metres
Probable (Indicated)	15 metres
Inferred	40 metres

Sue E is not overly sensitive to pit slope and mining cost parameters in terms of the tonnage and grade indicated above. However, optimizing the pit and minimising stripping is very sensitive to the accurate estimate of the location of mineralization at the toe and the bottom level of a designed pit. The present drilling pattern, dominated by vertical holes does not permit accurate positioning of a designed pit relative to mineralization. The writers recommend a series of angled holes, on each section, between 300-north and 400-north in order to position the toe and lower benches of a designed pit more accurately.


Overburden
Whittle Shell
Unconformity
Unconformity
Model of Ore
Preliminary
Designed Pit
Elevation
450
400
350
300
250
200
Scale metres
0 20 40 60 80
SUE E LONG SECTION LOOKING WEST
With Preliminary Designed Pit
-50 0 50 100 150 200 250 300 350
Northing - Deposit Specific Grid

Figure 22 : Sue E Long Section with Preliminary Designed Pit


Overburden
Whittle Shell
Wireframe of
Ore Model
Unconformity
Unconformity
Preliminary
Designed Pit
450
400
350
300
Scale metres
0 20 40 60 80
SUE E 410N - LOOKING NORTH
With Preliminary Designed Pit
-100 -50 0 50 100 150

Figure 23 : Sue E Cross Section with Preliminary Designed Pit



Waste Dump
Sue B
Preliminary Designed Pit
Stockpile
Sue Transfer
Pads
Maintenance Shops
and Offices
SUE C PIT
(Mined Out)
Sue A
Whittled Pit Shell
Sue Lake
Sue E Preliminary
Designed Pit
SILS LAKE
N
Scale Metres
0 100 200 300 400
Northing
3000
2750
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
6600
6850
7100
7350
7600
7850
8100
8350
Easting
SUE C PIT, SUE A,B AND E DRILLING
WITH INFRASTRUCTURE

Figure 24 : Sue A, B and E Preliminary Pits

19.4 Midwest

19.4.1 Criteria and Assumptions

19.4.1.1 Geological Model

The geological model used for the Midwest deposit is consistent with the model previously used by Denison Energy and Cogema. The Midwest Deposit is located adjacent to, and to the east of a major north-south striking lineament. This lineament is believed to have been a conduit for the movement of uranium and base metal bearing solutions from the basement into overlying regolith and sandstone.

For the most part, the uranium mineralization is found to be horizontally-dipping, at or just above an unconformity. The preferential site for the precipitation of uranium in the north zone is along northeast-trending, steeply-dipping faults. To a lesser degree uranium mineralization in the south zone may be found in conjugate, northwest-striking, steeply-dipping faults. The steep fault dips have been inferred from grade-thickness plots. The trend of these faults has been supported by mapping in a cross-cut located at approximately 7760 north. Unfortunately, original observations and dip data from underground work was not available for observation.

Periodically, perched mineralization may be found up to 150 metres above the unconformity hosted deposits, in the overlying sandstones. Less frequently, mineralization may be found deep in the basement, within the previously described, steeply-dipping faults.

Often the sense of movement of the block faulting (horst and graben) is west side down dropped.


7920
7900
7880
7860
7840
7820
7800
7780
7760
7740
7720
7700
7680
7660
7640
4220
4240
4260
4280
4300
4320
4340
4360
North Zone
South Zone
Scale: Metres
0
20
40
60
80
UTM North
Grid N
15
10
5
2.5
1
0.5
0.1
0
U3O8 %
Grid Easting
Midwest - Contour of Vertical Composite
of U3O8 in Drill Holes
Within Constrained Wire-frame

Figure 25 : Midwest U_3O_8 in Drill Holes, Within Wire-frame of Mineralization

19.4.1.2 Area of influence

Both exploration and definition drilling has been performed in a vertical orientation. The drill spacing varies from approximately 7.5 metres by 15 metres in the North Zone to 12.5 by 15 metres in the South Zone. Variograms were produced for each of the North and South Zones. Approximately 90% of the contained uranium in the writers' solids was within the proven and probable search radii produced by the GEMCOM® Software using parameters from the variograms. A subsequent review of the remaining material (on plan and section) demonstrated its viability, to the writers' satisfaction as probable ore. Although the drill holes used to define this deposit are long, and drill location of any one hole should always be suspect, the drilling is oriented normal to the mostly flat-lying large-scale trend of the mineralization. The drill frequency and attitude is sufficient to classify the reserves within the writers' preliminary designed pit, as proven and probable.

No review of the Southern Tail deposit was made because this deposit is too small, deep and distal from the South Zone to be incorporated in the same pit.

19.4.1.3 Cut-off grades

A loose cut-off grade of approximately 0.15% to 0.25% U_3O_8 was used to define mineralized shapes for the unconformity deposits. The cut-off grade was kept loose to allow for the correlation of a three-dimensionally-coherent shape, taking into consideration that some in-situ variability does exist and that any one assay should be considered "suspect". The cut-off grade for the overlying perched ore was approximately 0.1% U_3O_8 . Recognizing that this material would have to be mined to get to the unconformity mineralization, it need not carry the cost of mining. The cut-off grade for "special waste" was 0.025% U_3O_8 considering that this material will be used to dilute the Midwest mill-feed to 2.3% U_3O_8 to allow for public road transport. While these cut-off grades were not based on hard economics, they are "in the ball park" and do appear to represent a natural break in the assay population. Where appropriate, the writers included narrow intersections of internal waste to maintain a smooth mineable outline. As well, material that was numerically above cut-off grade, but did not fit the interpretation of the developing geometry (to result in a coherent shape of mineralization) was not included as "ore". In addition, isolated blocks of mineralization that did make the cut-off criteria but did not correlate on at least two drill sections, were not counted as "ore".

19.4.1.4 Minimum Thickness

The North and South Zone ore thickness varies from two metres to 28 metres with an average of about eight metres. The thickness of the perched zones is significantly larger, but these zones represent a very small part of the total reserve. Mining of the thinnest zones will require small loading equipment, grade control, definition drilling and co-operation between the operator and the geologist.

19.4.1.5 Dilution

The writers estimate that (open pit) mining dilution on the Midwest deposits could be kept to about 15%. However, since the regulations require that trucked ore have a grade of no greater than 2.3% U_3O_8, Midwest will be further diluted by special waste until its head grade drops to 2.3% U_3O_8. (The writers have made the assumption that construction of a dedicated haul road or the use of specially designed trucks is not warranted because of the economics).

As was stated above, estimated grades for low-grade material within a 1-metre "skin" around the main resource have been incorporated in the current resource estimate. The resulting dilution from this estimate totals approximately 35%. The blocks contribute only marginally (less than 1%) to the overall U_3O_8 content although they add significantly to the tonnage.

19.4.1.6 Specific Gravity

Appendix 2: Specific Gravity Measurements and Estimates summarizes previous studies and methods used for estimating specific gravity and bulk density. The writers have specifically examined the estimation methods used by J. Reedman (1990) and as reviewed by Trigg (1990) and have used a similar approach to estimating specific gravity using the following:

- for sandstone, outside of the confines of mineralization a specific gravity of 2.3
- for basement, outside of the confines of mineralization 2.15
- for unsampled sections in perched "ore" a specific gravity of 2.2
- for unsampled sections in unconformity "ore" a specific gravity of 2.1
- for samples which assay less than 1.5% U_3O_8 a specific gravity of 2.1
- for samples which assay greater than 1.5% U_3O_8 but less than 10% a specific gravity derived from the following formula developed by CWML:

$$SG_c = 94.90/((14.6P)+13N(1-P) + 47.45(1-P)(1-N))$$

where:
$P = U_3O_8$ % assay in decimal form x 2.144
N= Ni % assay in decimal form x 2.95
SG_c = specific gravity estimated for the core sample

- for samples which assay greater than 10% a specific gravity derived from the following formula as recommended by Trigg (1990):

$$D_d = 1.91 + 0.0561 \times (U_3O_8\% + Ni\%)$$

where D_d = Derived density
U_3O_8 % = U_3O_8 % as assayed.
Ni % = Ni% as assayed.

The writers used the above estimates of specific gravity in all cases, rather than measured specific gravities, due to the lack of a readily verifiable database of original specific gravity measurements.

19.4.1.7 Bulk Density

The writers have assumed that bulk density will be equal to specific gravity. (See also Section 13.6.1 Midwest Lost Core).

19.4.1.8 Database

The Midwest database used for the estimate consists of 664 drill holes with assays (an additional 184 holes in the data base, which it is assumed were drilled for geotechnical or engineering purposes have no assays) and 15,441 assay entries including intervals for which U_3O_8 assays have been estimated using the Lost Core Convention. The database also includes approximately 2,870 entries of 0.001% for U_3O_8 for which U_3O_8 assays are not available and which have, in effect, been used as nil assays.

The writers have used the same data base as that used by J. Reedman and by Cogema. That database tends to use the "lost core convention" as described in Section 13.6.1.1, although several inconsistencies with the application of that convention were noted.

19.4.1.9 Grade Distribution

Appendix 3 graphically demonstrates the frequency distribution and the cumulative frequency distribution for U_3O_8 within the modelled solids together with descriptive statistics relating to the grade distribution. The writers conclude that there are two distinct populations: 1) comprising "low-grade" values in the range of .10% to approximately 10% U_3O_8 and 2) a "high-grade" population comprising values above 10% U_3O_8 . The writers also note that approximately 20% of the contained U_3O_8 can be accounted for by the top 2% of the assay distribution and 40% by the top 10%. (Assuming an equal tonnage weighting for all sample intervals).

In some situations the occurrence of a separate high-grade population, and dominance of the reserve estimate by a small proportion of the assay population, could lead to concerns about erratic high values which are not necessarily representative. Examination of the distribution of the high-grade values at Midwest however, indicates that they are clustered in defined high-grade pods. Of the values reporting over 25% U_3O_8 only two samples (one of which was the highest assay within Midwest with 50% U_3O_8) occur outside of the well-defined high-grade zone in the northern portion of the deposit. The writers conclude that no cutting is required or justified.

See also Section 19.4.1.11, Resource Estimation Methodology.

19.4.1.10 Correlation Methodology

The mineralization was correlated on 7.5 metre cross-sections and three evenly-spaced longitudinal slices. The object of the exercise was to define the three-dimensional boundaries of the mineralized zones. These shapes were then "digitized" into a wire framed solid model in cross-sectional slices using GEMCOM® software to create a solid model.

19.4.1.11 Resource Estimation Methodology

A block model, with 4 metre by 4 metre by 2-metre high blocks was created and constrained within the wire-framed solids inferred from the drill information. Since the estimate was only meant to be a rapid audit, the main solid was not sub-domained to a high-grade core and a low-grade envelope[3]. An ID^3 algorithm was used to prevent the "smearing" of high grades into the low-grade areas. A standard needling technique was used to determine partial blocks within the ore perimeter.

Variograms were used to determine the search ellipse for grade projection within the solids. These orientations were:

Maximum	NE	30 metres
Intermediate	NW	15 metres
Minimum	Vertical	12 metres

Estimates for the grade of diluting material, surrounding the constrained solid, were based on the grade of a 1-metre skin of dilution around the ore.

Block grades were estimated using a specific gravity and length weighting of the relevant assays from drilling. Block bulk tonnage was estimated on the basis of length weighted average specific gravity estimates.

The average specific gravity for the zones within the wire-framed solids averaged 2.55 for the north zone, 2.23 for the south zone and 2.11 for the perched zone, using the specific gravity formula previously described.

19.4.1.12 In-Place Estimate of Mineralized Rock

Undiluted and diluted "in-place" estimates of mineralized rock, which do not take into consideration potential economics of exploitation are illustrated in Table 18.

Table 18 : Midwest In-Place Estimate of Mineralization

		Undiluted In-Place Mineralization				
ZONE	**TONNES**	**U_3O_8 (%)**	**U_3O_8 lbs x 1,000**	**Ni (%)**	**As (%)**	**DILUTION %**
South	117,639	2.412	6,255	2.439	3.551	
North	169,405	7.345	27,432	6.115	10.181	
Perched	49,490	0.564	615,361	0.324	0.663	
Total	336,534	4.623	34,299	3.978	6.464	

[3] The writers recommend that any detailed resource or reserve estimate incorporate such divisions. Reedman (1990) did develop separate boundaries for "high-grade" and "low-grade" ore.

		In-Place Dilution				
South	50,796	0.050	56	0.134	0.196	43.2%
North	51,269	0.165	186	0.615	1.449	30.3%
Perched	15,624	0.064	22	0.029	0.074	31.6%
Total	117,689	0.102	264	0.330	0.726	35.0%
		Diluted In-Place Mineralization				
South	168,435	1.700	6,313	1.744	2.539	
North	220,674	5.677	27,619	4.837	8.152	
Perched	65,114	0.444	637	0.253	0.522	
Total	454,223	3.452	34,568	3.033	4.977	

19.4.2 Midwest Reserve and Resource Estimate

19.4.2.1 Optimized Pit Shell and Preliminary Designed Pit.

The writers have identified the economically exploitable portion of the mineralization through an iterative process involving the use of Whittle® software, to identify optimized pit shells, and the preliminary design of a pit with haul roads.

The parameters for the "base case" optimized pit using Whittle® software are contained in Appendix 4. These parameters include:

- pit slopes and bench configurations which are in agreement with the results of geotechnical work reported by Golder (Golder, 1981) except that the 5 metres of overburden was assumed to have a bench face-angle of 76° (i.e. the same as the underlying rock units.)
- direct mining costs for ore, waste and overburden which are consistent with prefeasibility studies carried out by Denison and Cogema. (See also Section 23.7)
- an allowance for semi-variable costs, including an administration fee, site services and site support, which covers 75% of such costs in the base case optimized pit. (100% in the higher cost case which emulates a designed pit – see below).
- processing costs of $4.16 per pound of U_3O_8 as identified in the section on metallurgy and processing. (Section 23.2)
- an allowance of $2.00 per pound U_3O_8 for royalties and product shipping charges.
- a uranium price of $Cdn 22.00 per pound U_3O_8 .

This process identified the following preliminary estimate of economically exploitable mineralization:

Table 19 : Base Case Whittle® Shell - Estimate of Economic Mineralization

		Undiluted Estimate		
ZONE	**TONNES**	**U_3O_8 (%)**	**U_3O_8 lbs x 1,000**	**Dilution %**
South	82,021	3.086	5,580	
North	153,689	8.000	27,106	
Perched	49,490	0.564	615	

Total	285,200	5.296	33,299	
		Dilution		
South	35,433	0.05	39	43%
North	46,568	0.165	169	30%
Perched	15,639	0.064	22	32%
Total	97,640	0.107	230	34%
		Diluted Estimate		
South	117,454	2.170	5,620	
North	200,257	6.178	27,277	
Perched	65,129	0.444	637	
Total	**382,840**	**3.973**	**33,535**	

This "base case" optimized Whittle® pit shell does not include parameters for a designed pit including haul roads.

The writers have analyzed the effect of a designed pit by:

- analyzing the sensitivity of the optimized pit results with both direct and semi-variable costs increased by up to 50% to emulate the results of extra waste-stripping requirements for a haul road.
- preparing a preliminary pit design including haul roads in order to identify extra stripping requirements.

The optimized pit design used is very robust to changes in mining costs. The increase of 50% in direct waste mining and semi-variable costs did result in a 5% decrease in ore tonnage (at a higher grade) but only a 3% decrease in contained U_3O_8 in the, resulting, artificial, Whittle pit shell. The optimized pit shell is not as robust to assumed lower U_3O_8 prices. Significantly lower tonnages and contained U_3O_8 occur when the price assumption is reduced below about $19.50.

The configuration of the ore, with very sharp boundaries between high-grade mineralization and waste, around the perimeter of the toe of an ultimate pit, does make the economics of a pit very sensitive to pit design. The writers have designed a preliminary pit with haul roads which accesses all of the ore within the optimized Whittle® pit shell. This preliminary, designed pit resulted in 70.3 million tonnes of waste and ore will be required in a designed pit. (44% larger than the optimized Whittle® shell). The resulting designed pit also contains an additional 1% U_3O_8 due to additional low-grade material which did not fall within the optimized Whittle® pit shell. A second designed pit, which also roughly respected the boundaries of the optimized Whittle® pit shell more closely resulted in a 65.7 million tonnes of waste and ore, but also failed to access 3.6 million pounds of U_3O_8 indicated in the optimized Whittle® pit shell.

The writers conclude that, given the robustness of the optimized Whittle® pit as indicated above, that the optimized Whittle® pit shell forms a good basis for the estimate of reserves at a U_3O_8 price of $22 per pound. The writers also conclude that approximately 68 million tonnes of waste, including overburden will be required to access this reserve.

19.4.2.2 Midwest Reserve and Resource Estimate

The mineralization in the base case Whittle® pit has been used by the writers to prepare the following estimate of reserves and resources recognizing that additional stripping will be required for a designed pit. Subsequent economic and cash flow analyses recognize this additional stripping.

Categorization of the reserves and resources is based on the block model interpolation parameters contained in Section 31 with adjustments as described in Section 19.4.1.2.

Table 20 : Midwest Reserve Estimate

	Zone	Tonnes Diluted x 1,000	Grade U_3O_8 %	U_3O_8 lbs. x 1,000
Proven	North	81.9	7.67	13,843
	South	5.2	2.85	326
	Perched	4.9	0.69	75
Subtotal Proven		**92.0**	**7.02**	**14,244**
Probable	North	118.4	5.15	13,435
	South	112.3	2.14	5,294
	Perched	60.2	0.42	562
Subtotal Probable		**290.8**	**3.0**	**19,291**
Total Proven and Probable		**382.8**	**3.97**	**33,535**

As was previously described, several Whittle® pit shells and two rapidly designed pits with haul roads were used to estimate the ultimate waste requirements. The writers estimate that this reserve can be accessed with a pit which will require approximately 68 million tonnes of waste, including overburden, for a stripping ratio of 178 to 1.

The pit design, and the ability to optimally access all of the ore while minimizing waste stripping, is very sensitive to the accurate identification of ore waste boundaries. Recommendations are made concerning additional drilling around the margins of the toe of the preliminary pit design to define the boundaries with additional precision.


8600
8400
8200
8000
7800
7600
7400
7200
7000
Drilling Grid North
Water Treatment Plant
and Ponds
Dam
North Zone
Preliminary
Designed
Pit
South Zone
Mink Arm
McMahon Lake
4000
4200
4400
4600
4800
5000
Drilling Grid East
Drilling and Local
Grid N
UTM
North
Scale metres
0 100 200 300 400
MIDWEST
PRELIMINARY DESIGNED PIT

Figure 26 : Midwest with preliminary designed pit


Whittle Shell
Preliminary Designed Pit
Unconformity
South Zone
North Zone
MIDWEST 4275 E LONG SECTION
LOOKING WEST
With Preliminary Designed Pit
Scale metres
0 40 80 120 160
Elevation
500
400
300
200
7500 7600 7700 7800 7900 8000 8100
Northing - Drilling Grid

Figure 27 : Midwest 4275 East Long Section with Preliminary Designed Pit


Mink Arm - McMahon Lake
Whittled Pit Shell
Perched Zone
Preliminary Designed Pit
Unconformity
North Zone
MIDWEST 7880 N, LOOKING NORTH
reference Drill Grid
With Preliminary Designed Pit
Scale metres
0 40 80 120 160
Elevation
500
400
300
200
-100 0 100 200 300 400 500
Easting -Drill Grid

Figure 28 : Midwest 7880 North Cross Section with Preliminary Designed Pit

19.5 McClean North

A feasibility study carried out in 1990 contemplated mining of the McClean North Deposit by underground mining methods (Kilborn, 1990). That feasibility has not been updated to reflect 2003 costs and practices. However, preliminary analysis indicates that other mining methods would be more economically appropriate. The writers have based the current resource estimate on exploitation of portions of Pod 1E, Pod 2 and Pod 5, using Blindshaft Boring. (See Section 23.1.5 for a description of the method). Variations on this non-entry method, involving access by drilling from surface and excavation of cavities within the ore, may include adaptation of hydraulic mining technology.

19.5.1 Criteria and Assumptions

19.5.1.1 Geological Model

The geological model used for the McClean North deposit is consistent with the model previously used by Denison and Cogema. Uranium mineralization occurs along a 1-kilometre trend which strikes approximately North 70° East to due East. Mineralization occurs in proximity to, and both above and below, the unconformity between the Athabasca Sandstone and underlying basement rocks.

Within the overall trend of the McClean North mineralization, eight pods with "higher" grade mineralization have been identified by diamond drilling. (Figure 17). Three of these pods (or portions of the pods) contain mineralization with grade and continuity, as described below, for which resources have been estimated.

19.5.1.2 Area of Influence

Both exploration and definition drilling have been carried out in a vertical orientation. Initial exploration drilling tended to be carried out at 15 metre spacing on lines spaced 20 to 30 metres apart. More detailed drilling at 12.5 metre centres on 12.5 metre lines has been completed within Pods 2 and 5. Pod 1E has drill spacing approximating 7.5 metres. The drill spacing and orientation warrant a classification, for material which is potentially exploitable by Blindshaft Boring, of indicated resources.

19.5.1.3 Cut-off Grades

A cut-off grade of 2% U_3O_8 was used to define the mineralized outlines of material which could potentially be exploited by Blindshaft Boring. Several narrow intersections of internal waste, below this grade, were included within the mineralized outlines to maintain a smooth mineable outline. Several instances of mineralization above cut-off grade, well up in the sandstone were not included due to the selection of the mining method.

19.5.1.4 Minimum Thickness

The podiform deposits exhibit an average thickness in the seven-metre range, rarely exceeding 10 metres. A minimum thickness of five metres was used to define mineable outlines, considering the Blindshaft Boring method.

19.5.1.5 Specific Gravity and Bulk Density

Specific gravity for individual samples was estimated using the following formula:

Density = 1/(0.452-0.00326 x (U_3O_8%))

which resulted in the following estimates of specific gravity for each of the pods:

Pod 1E	2.42
Pod 2	2.30
Pod 5	2.31

This estimation method is consistent with that used in the past by Cogema and Kilborn. (See also Appendix 2). Bulk density was assumed to be equal to specific gravity.

19.5.1.6 Database

The resource estimate is based on 35 drill holes (17 in Pod 1E, 11 in Pod 2 and 7 in Pod 5) which collectively encompass 764 individual assays which occur within the mineralized model. Many of the sample intervals were less than the "standard" 0.5 metres and are commonly in the range of 0.25 metres in high-grade sections.

19.5.1.7 Grade Distribution

Frequency and Cumulative Frequency Distribution plots, together with descriptive statistics are contained in Appendix 3 for samples which occur within the mineralized outline of the pods (the sample statistics include Pod 1W which was considered, at an early stage, as having resource potential). Given the variability of sample lengths within McClean North all statistics were carried out on one-metre composites.

19.5.1.8 Correlation Methodology

The mineralization was correlated on 7.5 metre cross-sections. The object of the exercise was to define the three-dimensional boundaries of mineralized zones. These shapes were then digitized into a wire-framed solid model in cross-sectional slices using GEMCOM® software to create a "solid model".

19.5.1.9 Resource Estimation Methodology

Tonnage

The tonnage for each of the Pods was estimated by applying the bulk density determined above to the volume of each pod "wire-frame".

Grade

The composite grade of each drill hole, within the wireframed solids, was estimated by a length and specific gravity-weighted average of the assays in drill hole intercepts within the pod. The average grade of the pod was estimated by applying a polygonal method weighting to the drill hole averages. The writers have not attempted to develop a block model to predict varying grades within the individual pods.

The above method was modified somewhat in the case of Pod 1E. The density of drilling in Pod 1E varies and tends to be more closely-spaced in the centre of the pod where there are discernibly higher grades. (Pod 2 and Pod 5 have an approximately uniform distribution of drill holes). The grade for Pod 1E was estimated by applying an inverse distance squared weighting to the composite grade of each drill hole. The effect of the inverse distance weighting reduced the estimated grade in Pod 1E from 10.96% to 10.42% U_3O_8.

19.5.1.10 In-Place Estimate of Mineralized Rock

Table 21 presents the in-place estimate of mineralized material.

Table 21 : McClean North In-Place Estimate of Mineralization

POD	VOLUME (metres$^{3)}$	SPECIFIC GRAVITY	TONNAGE	THICKNESS (metres)	U_3O_8 %	U_3O_8 (lbs x 1,000)
Pod 1E	6,621	2.42	16,022	6.6	10.42	3,680
Pod 2	7,540	2.30	17,342	8.2	4.87	1,861
Pod 5	2,274	2.31	5,253	5.1	5.90	683
TOTAL	16,435	2.35	38,617	6.63	7.31	6,224

19.5.2 McClean Resource Estimate

The resource estimate for McClean North is based on the assumption that 80% of the in-situ mineralization in the three pods can be extracted with approximately 193 bore holes with a reamed diameter, through ore, of 3.65 metres as illustrated in **Figure 29** and **Figure 30**.



Pod 5
Possible arrangement of boreholes through pods
Pod 1E
Pod 1W
considered for blind boring
not included in resources due to grade
Grid N
Pod 2
Possible arrangement of boreholes through pods
McClean North
Plan of Pods Considered for Blindshaft Boring
With Possible Arrangement of Bore Holes
Northing
Easting

Figure 29 : McClean North Plan of Pods Considered for Blindshaft Boring

The theoretical limit of "coverage" of hexagonally-packed circles on a plane, not considering the boundaries, is 90.6%. It is assumed that the layout of boreholes will permit 85% potential coverage with an additional 5% loss due to hole deviation and dilution. The placement of boreholes illustrated in Figure 30 suggests the potential for 87% coverage in Pod 1E.



Pod 1E
Plan of Wire-framed
Solid
3.65 metre
cylinders packed
in solid
Grid N
Plan View of Pod 1E
Possible Placement of
Boreholes within Pod.
Scale metres
Northing
Easting

Figure 30 : Pod 1E Possible Arrangement of Boreholes

Table 22 summarizes the undiluted resource estimate for McClean North, assuming extraction using blind borehole methods.

Table 22 : McClean North Undiluted Resource Estimate

	Tonnes	Grade U_3O_8 %	U_3O_8 lbs x 1,000
Indicated			
Pod 1E	12,800	10.42	2,900
Pod 2	13,900	4.87	1,500
Pod 5	4,200	5.90	550
Total Indicated	30,900	7.31	4,950

Additional dilution tonnage will originate from material above and below the zones, boreholes which extend beyond the zones and re-drilling of backfilled material due to hole deviation. The writers have not estimated the amount or grade of such dilution.

The writers conclude that the estimate can be classified as indicated based on the existing drill hole spacing and the geological characteristics of the deposits. Section 23.1.5 summarizes the cost estimates which indicate that there is reasonable expectation of economic extraction.

19.6 Sue C Stockpile

19.6.1 Antecedents, Prior Estimates and Basis of Estimate

Prior to mining Cogema estimated that Sue C contained 375,000 tonnes grading 3.3% U_3O_8 based on assay results from diamond drilling using kriging and geostatistical methods. A pit was designed to access this ore, although the last two benches of the designed pit, were not mined due to pit wall failure. During the mining operation 2,101 holes drilled for grade control and 3,230 blast holes were radiometrically logged. Estimates of the grade from the radiometric logs were used to prepare an interim estimate, again using kriging. This estimate suggested 530,000 tonnes, in-situ, grading 3% U_3O_8. (Wilson, 2002). The estimates are presented here in order to illustrate the development of the current reserve estimate.

The current estimate of reserves in the Sue C stockpiles is based on measurements of U_3O_8 content and tonnage from truck counts as summarized in the following sections.

19.6.2 Stockpiling and Ore Movement Methods

Mining of the Sue C Pit was initiated in July of 1997 and continued through February 4, 2002. Ore was mined using a backhoe with a 2.2 metre wide bucket (with rare exceptions when a shovel was used due to equipment availability) and loaded into 100 tonne trucks.

Trucked to Sue Transfer Pad

The loaded trucks were weighed on a deck scale and scanned by an overhead radiometric scanner for ore classification and grade estimation (see section on sampling, below) and the ore was placed at the Sue Transfer Pad in one of the following four classifications based on grade:

- Special Waste 0.025% U to 0.085% U
- Low-Grade 0.085% U (cut-off grade) to 1.49% U
- Medium-Grade 1.5% U to 4.99% U
- High-Grade greater than 5% U

Waste was disposed in the waste dump located north of the Sue B deposit.

"Special waste" was stockpiled and subsequently disposed of in the Sue C pit after the cessation of mining. The pit is being allowed to flood naturally.

Trucked to JEB Stockpile

Trucking of ore, also using 100 tonne trucks, from the Sue C Transfer Pad to the JEB stockpiles (a distance of approximately 12 kilometres) was initiated in March 2000 and is ongoing, on a batch basis. Trucks are weighed on a deck scale and scanned using an overhead radiometric scanner before delivery at the JEB stockpiles. For the first two years (until April, 2002) ore from Sue C was stored in three stockpiles using the same classification as above. Starting in April 2002 the high-grade ore was further classified and separated as follows:

- High-Grade 5.0% U to 7.99% U
- Super-High-Grade 8.0%U to 10.99% U
- Premium-High-Grade greater than 11.0% U

At year end 2002 there were also stockpiles of ore:

- from the JEB pit
- a boulder pile containing over-sized material caught on the grizzly.[4]

Blending for Mill Feed

Prior to feeding ore to the mill, ore from various stockpiles is selected and transferred to a blend pile. The objective is to provide a consistent feed-grade to the mill for a period of approximately five days. The surface of this blend pile is scanned with a portable radiometric scanner to obtain an estimate of the pile. The pile is mixed and blended and additional scans are made of the mixed pile.

[4] The addition of an hydraulic rock-breaker, subsequent to year end is alleviating and will gradually eliminate the problem of over-sized material.

19.6.3 Sampling and Grade Estimate Methodology

19.6.3.1 Scanners

Estimates of grade of ore prior to introduction to the mill leach circuit is based on two principal types of radiometric scanners:

- Truck Scanner ("Truck Scanner"). This is a radiometric scanner, model Digital Ore Grade Evaluator® manufactured by Asitec E.C. of France and now supported by Gamma Mine Technology of France. The Truck Scanner consists of a single sodium iodide detector suspended over the truck, three metres above the load level, using a 60 degree nominal cone of reception. Wilson (2002) reports "design" error ranges of 10% for ore grading between 0.01% to 10% U and 5% for ore grading between 10% and 40% U at the 95% confidence level when identifiable error factors such as positioning, changes in background radiation, truck loading, or disparate size of trucks are taken into account.
- Portable Scanner ("Portable Scanner"). The Portable Scanner is a Smart Scaler model manufactured by Asitec E.C. of France and now supported by Gamma Mine Technology of France. It is a field portable, rugged, unit which works with external Geiger Mueller sensors. It has an analog ratemeter for visual monitoring and a wide counting range. There are four Portable Scanners in use at the mine, each identified with a unique number to facilitate calibration.

19.6.3.2 Scanning

Truck Scanning
Trucks are scanned using the Truck Scanner immediately upon leaving the pit for delivery to the Sue Transfer Pad and subsequently when ore is trucked to the JEB stockpiles.

The truck identification number, date, time, gamma counts (in counts per second) and ore grade (estimated from gamma counts) and tare of the scales are all recorded.

Portable Scanner
The Portable Scanner is used for a variety of purposes including blend-bucket analysis, grade control, truck verification and scanning of stockpiles.

19.6.3.3 Scanner Calibrations

The Portable Scanners were initially calibrated in 1999 on ore from the JEB pit and subsequently re-calibrated in 2000, with ore from the Sue C pit. (Calibrations are deposit specific).

The Portable Scanners were calibrated in 1999 using the following procedure (Wilson, 2002):

- Buckets containing blended ore (from the Sue C pit) were scanned immediately before they were dumped in the mill grizzly. These scans comprised 1,998 tonnes of low-grade, 3,975 tonnes of medium-grade and 1,747 tonnes of high-grade.
- 42 composite samples of the slurry after grinding (9 low-grade, 23 medium grade and 10 high-grade samples) were collected were collected from the SAG mill overflow and assayed for U.

- A relationship between scanner readings and U assays was developed resulting in the following formula:

  $Uo/oo = 0.04085 \times (cps)^{\wedge 1.0872}$

  where Uo/oo = Uranium in parts per thousand

  cps = counts per second from the scanner reading

Results from the calibrated Portable Scanners were used to calibrate the overhead Truck Scanner using the following:

- Three hundred and ninety, 100 tonne trucks of waste special waste and ore were surveyed with the Portable Scanner and by the Truck Scanner between December 1999 and February 2000.
- The Portable Scanner, with pole mounted detectors, was used to take 16 evenly-spaced readings which were subsequently averaged from each truckload.
- The relationship between Portable Scanner and the Truck Scanner results was used to develop the following formula:

$Uo/oo = 0.0022x\ (cps)^{\wedge 1.120}$

where U = uranium in parts per thousand

cps = counts per second from the truck scanner.

An additional adjustment to the formula for the Truck Scanner was made as more data for calibration were received. It was noted that the Truck Scanner (using the above formula) was under estimating the grade of high-grade truck loads, probably due to saturation of the detector at high count rates. The following formula is now applied to Truck Scanner readings of over 10,000 counts per second:

$Uo/oo = 0.00000118x(cps)^\wedge 1.958$

if cps > 7994 cps

The preceding revisions to earlier formulas have been retroactively applied to earlier scanner readings for truck loads delivered from the Sue C Transfer Pad to the JEB mill site (but not to material delivered to and still in place at the Sue C Transfer Pad. This may result in an underestimate of grade at the Sue C Transfer Pad.)

The four Smart Scalers are periodically (initially weekly and more recently monthly) checked against a standard "brick" to determine any drift. The writer has examined this data and no drift has been detected in the four scanners.

19.6.3.4 Weightometer Calibrations

The deck weightometer used for weighing ore trucks is calibrated on a regular basis by weighing a 22 tonne grader on that weightometer and on another weightometer at the mine gates. It should be noted that this weight is only about 15% of the typical weight of a loaded truck.

Calibrations are checked approximately annually by Mass Load Technologies of Saskatoon during regular maintenance. These calibrations are carried out to within $1/10^{th}$ of 1%. (Eaid, personal communications).

19.6.4 Post Mining Stockpile Reserve Estimate

Based on truck weights and grade estimates from the Truck Scanner, as described above the estimate for reserves mined from Sue C and placed on the stockpiles was

Tonnes Mined and Stockpiled	Grade U%	kgs U x 1,000	lbs U_3O_8 x 1,000
652,700	2.15	14,031	36,479

This tonnage and grade , when compared with the post-mining estimate of in-situ tonnage and grade implies mining dilution of 23% carrying a grade of 0.53% U_3O_8 .

19.6.5 Material Milled from Sue C Stockpile

A running balance of material at each stockpile is computed based on movement between the stockpiles and the mill. Since milling of ore from Sue C commenced in 2000 the following tonnages have been milled:

Table 23 : Material Milled from Sue C Stockpile

Year	Tonnes x 1,000	Grade % U	kgs U x 1,000	lbs U_3O_8 x 1,000
2000	25	5.54	1,369	3,559
2001	52	4.47	2,324	6,042
2002	74	2.93	2,154	5,600
Total	**151**	**3.83**	**5,846**	**15,198**

19.6.6 Sue C Stockpile Reserve Estimate

The remaining stockpiles as of December 31 2002 are summarized in Table 24.

Table 24 : Sue C Stockpile Summary

Grade Classification and Site	Tonnes	U %	U kg x 1,000	U_3O_8 lbs x 1,000
Low-Grade at Sue C	377,221	0.38	1,448	3,764
Low-Grade at JEB	23,214	0.36	83	216
Medium-Grade at Sue C	18,477	2.61	483	1,256
Medium-Grade at JEB	44,371	3.21	1,423	3,699
High-Grade at Sue C	7,284	11.26	821	2,134
High-Grade at JEB	1,693	6.28	106	276
Super High-Grade at JEB	10,234	11.51	1,178	3,063
Premium at JEB	17,469	14.93	2,608	6,780
Blend boulders	2,122	1.63	35	91
TOTAL	**502,085**	**1.64**	**8,185**	**21,279**

19.6.7 JEB Stockpile

At December 31 2002 Denison and Cogema estimated that the stockpile of ore from the JEB pit was estimated to contain 31,410 tonnes grading approximately 0.45% U for a uranium content of 141,345 kilograms. (367,000 pounds U_3O_8)

Similar procedures concerning estimates of tonnage and grade for ore from the JEB pit were used to arrive at this estimate although parameters such as calibration of the scanners differed. The estimate of grade is made with less confidence than that for the Sue C stockpiles (Wilson, 2002).

The writers have not carried out reconciliations of production and milling estimates and have not audited the estimate in detail.

19.6.8 Stockpile Surveys

Stockpile Tonnage

At year end 2002 the stockpiles of Sue C ore at the Sue Transfer Pad and the JEB Site were surveyed (800 survey shots at the Sue C transfer pad and 565 survey shots at the JEB Site). The results of the survey and assumptions concerning density are summarized in Table 25.

Table 25 : Sue C Stockpile Topographic Surveys - December 31 2002

Stockpile Source	Site	Stockpile Grade Category	Volume m^3 x 1,000	Density tonnes/m^3	Tonnes
Sue	Sue	low	197,295	1.9	374,861
Sue	Sue	medium	7,192	2.2	15,822
Sue	Sue	high	2,766	2.4	6,638
Sue Blend boulders	JEB	blend	1,179	1.8	2,122
Sue	JEB	low	15,331	1.9	29,129
Sue	JEB	medium	24,499	2.2	53,898
Sue	JEB	high	1,017	2.4	2,441
Sue	JEB	super high	4,427	2.4	10,625
Sue	JEB	premium	8,328	2.4	19,987
Subtotal Sue			262,034		515,523
JEB	JEB	low	29,499	1.9	38,948
TOTAL			282,533		**554,471**

The writers believes that the greatest uncertainty in the surveyed estimate of tonnage would be due to the estimates of specific gravity for unconsolidated, blasted material. Based on expected in-place specific gravity for the various grades, the above assumes a void factor of 20% which is on the low end of the range of what one would expect for run-of-mine stockpile material.

Although estimates of tonnage from surveying compared with the truck counts vary considerably for individual stockpiles, with the smaller piles, as expected, demonstrating the worst comparison the total tonnage estimate does provide support for the tonnage estimates prepared from truck counts and stockpile balance.

Stockpile Grade Audit

At year end 2002 an audit was carried out on the surface of the stockpiles located at the JEB Site, using the Portable Scanners as illustrated in Table 26.

Table 26 : Year End 2002 Portable Scanner Audit of JEB Stockpiles

Stockpile at JEB / source of stockpile	Estimated Grade from truck counts and Truck Scanner % U	Estimated grade from stockpile Portable Scanner %U	Number of Portable Scanner Readings
JEB	.45	**.6**	20
Sue Low	.359	**.5**	18
Sue Medium	3.21	**3.1**	31
Sue High	6.28	**9.2**	22
Sue Super High	11.51	**10.6**	32
Sue Premium	14.93	**13.8**	23
Boulder Pile		**16.3**	8

Although these limited number of scans on the surface of the stockpiles cannot be considered a definitive estimate of grade they do provide confirmation of the grade estimated by the Truck Scanner and stockpile balance.

19.6.9 Mill Reconciliations

Support for the estimated grades is provided by comparisons between the geology department and the mill.

Figure 31 provides, on a monthly basis, a comparison of the estimates from the geology department (scanner grade) for the blend piles and from the mill and monthly uranium production. The mill estimates the feed grade based on analysis of the uranium content in leach solution (subsequent to crushing and placing mineralization into solution but before additional processing).


Uranium Production vs Estimates of Mill Feed
300
250
200
150
100
50
kgs Uranium x 1,000
Geology Feed Estimate
Mill Feed Estimate
Uranium Production
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec.
2002

Figure 31 : Uranium Production compared with Feed Grade Estimates

Estimates by the geology department and the mill department for the uranium content of mill feed for the year 2002, were each 2.37 million kilograms of uranium compared with actual production during the year of 2.34 million kilograms.

19.6.10 Summary of Sue C and JEB Stockpile Estimates

The writer concludes that the stockpiles located at Sue C and JEB are estimated to contain the following:

Source	Tonnes x 1,000	Grade % U	Kg U millions	Grade % U_3O_8	lbs U_3O_8 millions
Sue C	502.1	1.64	8.2	1.92	21.27
JEB	31.4	0.45	.14	0.53	0.37
Total	533.5	1.57	8.3	1.84	21.64

The writer believes that there is sufficient confidence in these estimates for them to be categorized as proven.

20 Other Relevant Data and Information

The milling schedule and the operating costs assume that the JEB Mill will initiate processing of ore from Cigar Lake in 2006. A feasibility study has been completed concerning the milling of Cigar Lake ore and an agreement is in place between the Cigar Lake joint venture and the McClean Joint Venture for processing of Cigar Lake ore. However, a production decision has not yet been made

by the members of the Cigar Lake joint venture and all regulatory approvals have not yet been received.

Cogema is the operator and majority owner of both the McClean Joint Venture and the Midwest Joint Venture. Where appropriate the writers have used data provided by Cogema. However, Cogema may hold different opinions (concerning for example reserves) and may reach different conclusions (concerning for example pit design). Those opinions and conclusions may result in differences to development and mining plans.

Cogema is not a publicly listed company in Canada and is consequently not required to comply with National Instrument 43-101 or its companion policies.

21 Interpretation and Conclusions

The writers conclude that, on the basis of the assumptions and analysis documented in the body of this report, the McClean Lake Joint Venture and Midwest Joint Venture are host to the following reserves and resources:

Table 27 : Summary of Reserves (100% basis)

Deposit	**PROVEN**			**PROBABLE**			**TOTAL PROVEN AND PROBABLE**			**STRIPPING RATIO**
	Tonnes x 1,000	Grade % U_3O_8	lbs. U_3O_8 x 1,000	Tonnes x 1,000	Grade % U_3O_8	lbs. U_3O_8 x 1,000	Tonnes x 1,000	Grade % U_3O_8	lbs. U_3O_8 millions	
Stockpiles	531.0	1.84	21,600				531	1.84	21,600	n.a.
Sue A	14.3	1.23	386	43	1.19	1,126	57	1.20	1,512	34.9
Sue B	14.5	0.55	176	92.4	0.53	1,069	107	0.53	1,245	15.5
Sue E	8.6	1.49	281	320	0.78	5,519	329	0.80	5,800	29.7
Midwest	92	7.02	14,244	290.8	3.00	19,291	383	3.97	33,535	178
Total	660.4	2.52	36,683	746.2	1.64%	27,000	1,407	2.05	63,692	

Table 28 : Summary of Resources (100% basis)

Deposit	Tonnes x 1,000	Grade % U_3O_8	lbs. U_3O_8 x 1,000
		Indicated	
McClean North undiluted	30,900	7.31	4,950
		Inferred	
Sue E diluted	23.6	0.71	367

Major assumptions used in the development of the above conclusions include.

- A uranium price of $22 Canadian per pound of U_3O_8 .
- Processing of Cigar Lake ore beginning in 2006 which will permit economies of scale for milling and other costs.

- Costs and schedules developed in prefeasibility-level studies prepared by Cogema and Denison and summarized in this report.
- Integrity of the survey database for hole locations and downhole deviations.
- Geotechnical and hydrological conditions at each of the deposits are as has been reported by Golder Associates and Cogema.
- Other assumptions as documented in the body of this report.

The reserve and resource estimates are quite robust in terms of mining cost assumptions. An increase of 50% in the assumed waste mining costs at Midwest, for example, resulted in a Whittle® pit shell with only 3% less U_3O_8 content. Similar situations apply to the other pits.

Assumptions concerning future uranium prices will have significant effects on the reserve estimates.

22 Recommendations

Although ore reserve estimates are not, generally, overly sensitive to stripping ratio, waste quantities at Midwest and Sue E are large (68 and 9.8 million tonnes respectively). Optimizing pit designs in order to minimize stripping and to ensure that the reserves are fully accessed could benefit from additional work to define geotechnical characteristics and to position pit toes more precisely, as recommended below:

- The Midwest deposit contains very sharp boundaries between high-grade ore and waste. The design of the pit, in terms of both maximizing ore recovery and minimizing unnecessary waste removal, is very sensitive to knowledge of the location of the ore-waste boundary around the toe of a designed pit. The writers recommend that additional drilling be carried out around the perimeter of the high-grade mineralization in order to confidently place the designed pit toe and minimize waste stripping costs.
- Virtually all drilling at Sue E was vertical or inclined to the west and the main trend to the mineralization is also vertical or west-dipping. The orientation does not provide sufficient certainty concerning the location of what will be the toe and lower benches of a pit, to optimize a final pit design. The writers recommend that additional drilling be carried out on each section between 300 and 400 North with –45 to –60° holes to intersect the projected location of the bottom bench of a pit. Once this is done, a final ramp design may be engineered.
- Most of the rock mechanics work performed to date on Midwest was focussed on the ore and immediate hanging-wall since underground development was contemplated. Pit designs would benefit from drilling for geotechnical and hydrogeological information in the area of pit wall contacts, which will be distal from the ore and the alteration system.

23 Additional Requirements

23.1 Mining Operations

The anticipated schedule for mining of the deposits is illustrated in Table 29.

Table 29 : Mining Schedule

Deposit	2005	2006	2007	2008	2009	2010
Sue A						
Waste tonnes x 1,000	2,000					
Ore tonnes	57,203					
Grade %	1.2					
Lbs U_3O_8 x 1,000	1,512					
Sue B						
Waste tonnes x 1,000			1,656			
Ore tonnes			107,051			
Grade %			0.53			
Lbs U_3O_8 x 1,000			1,246			
Sue E						
Waste tonnes x 1,000		5,035	5,035			
Ore tonnes			328,590			
Grade %			0.80			
Lbs U_3O_8 x 1,000			5,794			
Midwest						
Overburden t's x 1,000			2,900			
Waste tonnes			3,096	29,400	29,400	3,204
Ore tonnes						383,840
Grade %						3.97
Lbs U_3O_8 x 1,000						33,535
Ore tonnes diluted						650,000
Grade						2.34

Development of the McClean deposit, using the Blindshaft Boring technology contemplated in this report, is not currently scheduled. It is anticipated that once a development decision is made approximately three to six months would be required for site development and preparation before ore extraction would begin and that continuous extraction, with one machine would proceed over the following four to five years.

23.1.1 Sue A

Sue A is located immediately north of the mined-out Sue C open pit and will be mined as an extension of the Sue C pit. Mining of all ore and waste is scheduled to take place in 2005. Ore from Sue A will be blended with ore from the Sue C stockpile and Sue E for processing from 2007 to 2009.

Mining costs and other parameters are contained in Appendix 4. These costs and preliminary pit design parameters assume the use of smaller mining equipment and trucks than used in the Sue E and Midwest pits and a slower mining rate (8,000 to 9,000 tonnes per day) due to small pit dimensions.

23.1.2 Sue B

Complete mining of Sue B by open pit is scheduled for 2007. Ore will be blended with material from Sue A, C and E for processing in subsequent years.

Mining costs and other parameters are contained in Appendix 4. These costs and preliminary pit design parameters assume the use of smaller mining equipment and trucks than used in the Sue E and Midwest pits and a slower mining rate (8,000 to 9,000 tonnes per day) due to small pit dimensions.

This pit will benefit from innovative ramp design and layout, which will likely include an increase in ramp grade and a decrease in haul-road width on the lower pit benches.

23.1.3 Sue E

Mining of waste from the Sue E open pit is scheduled to commence in 2006 with mining of ore in 2007. A total ore and waste mining rate of 18,000 tonnes per day would be appropriate for a pit of these dimensions. Maximum truck sizes will likely be approximately 50 tonnes and 5 to 9 cubic metre shovel-loaders would be appropriate.

Ore will be blended with material from Sue A and B for processing in subsequent years. With the current mill schedule, approximately 130,000 tonnes grading 0.28% U_3O_8 remains in stockpile at the end of 2010. This material may be processed in prior years through differing tonnage and grade feed or processed in later years. For the purposes of the cash flow produced in this report it is assumed that this low-grade stockpile is blended with custom milled ore between 2010 and 2016. It is assumed that a positive decision concerning the JEB Mill expansion will be made in order to accommodate material from Sue E.

23.1.4 Midwest

Mining of the Midwest deposit by open pit is scheduled to take place between 2007 and early 2010. It is suggested that the initial pre-stripping be performed by a contractor using 135 to 170 tonne trucks matched with 17 cubic metre shovels. During the third year of pre-production activity (2.5 years of actual stripping) a switch will be required to a smaller mining fleet (similar to the fleet anticipated for Sue E) and company operators. This will take place at approximately the 350 metre elevation (160 metres from surface). Mining rates will likely commence at 15,000 tonnes per day in overburden, rising to about 35,000 tonnes per day in the first six months. The next 1.5 years will see mining rates exceed 80,000 tonnes per day with the last six months of mining averaging approximately 15,000 tonnes per day. The actual ore mining rate will likely be less than 5,000 tonnes per day.

23.1.5 McClean North

The current study assumes mining of the McClean north deposit using Blindshaft Boring methods.

23.1.5.1 Description of Blindshaft Boring Method

The Blindshaft Boring method involves drilling a pattern of contiguous large-diameter bore holes from surface through the ore body (Figure 30). The method includes access to the orebody using a bored 1.5 metre diameter hole drilled through approximately 165 metres of overburden and sandstone (average depth to top of the ore) and removal of the ore with an expandable under-reamer to a diameter of 3.65 metres. (Alternatively, excavation of the cavity in ore may be accomplished using hydraulic mining technology.) Small-diameter directionally-controlled pilot holes may be required prior to the shaft boring in order to optimize borehole placement. Cuttings are removed from the bottom of the hole in a reverse-circulation drilling system. On completion each hole would be back-filled with cemented material.

The Midwest Joint Venture has carried out evaluations of the method with respect to the Midwest Deposit and has received initial estimates of relevant capital and operating costs.

23.2 Processing, Recoverability

23.2.1 Present JEB Mill

The JEB mill started production in 1999, is located adjacent to the JEB pit which has been converted into the JEB Tailings Management Facility (TMF). The mill has so far processed ores from the JEB pit and Sue C ores. Over the last four years, the operation of the mill has been improved each year (McLean Joint Venture, 2002c) and the operating costs have been reduced spectacularly.

Figure 32 illustrates a simplified schematic of the JEB Mill.

The main unit operations in the process are:

- grinding with SAG and ball mill;
- leaching;
- counter current decantation (C.C.D);
- pregnant solution clarification;
- solvent extraction;
- yellow cake precipitation;
- ammonium sulphate crystallizer;
- tailings neutralization and disposal;
- water treatment


JEB MILL
MILL GUIDE
1. ORE RECEIVING & GRINDING
2. GROUND SLURRY STORAGE
3. LEACHING
4. COUNTERCURRENT DECANTATION
5. CLARIFICATION
6. SOLVENT EXTRACTION
7. PRECIPITATION
8. CALCINER
9. TAILINGS PREPARATION
10. WATER TREATMENT
11. ACID PLANT
12. AMMONIUM SULPHATE CRYSTALLIZATION PLANT
13. MILL DRY/WAREHOUSE/OFFICE

Figure 32 : JEB Mill Schematic (after Cogema, 2003b)

The ore is stockpiled near the mill and fed into the SAG mill. The grinding circuit is oversized and was only required to operate 38.9% of the possible time in 2002. The ground slurried ore is stored in pachucas for continuous feed to the leaching circuit.

The uranium is leached from the ore in two circuits with sulphuric acid. Hydrogen peroxide is used as the oxidising agent. The first circuit operates at room temperature and the second at 50°C and both circuits operate at atmospheric pressure. In 2002, the extraction was over 98% and the total mill sulphuric acid consumption was 87.5 kg/tonne. The total retention time is about 8 hours.

The solids are separated from the uranium containing solutions after leaching in a conventional 6-stage thickener counter current decantation circuit and the system was 99.65% efficient in 2002. The overflow from the first thickener is clarified in a sand filter.

The solvent extraction circuit employs conventional technology and uses an amine extractant in a kerosene organic solvent. The circuit consists of uranium extraction, arsenic scrub, water wash, uranium stripping with ammonia, ammonia scrub and organic regeneration stages. The raffinate is partially recirculated to the C.C.D. circuit and the losses are very low and 99.97% of the uranium was recovered in 2002.

Pregnant strip solution contains the uranium extracted in the previous SX circuit, but it also contains a significant amount of molybdenum. This molybdenum would also precipitate with the uranium, if not removed. The quantity of molybdenum in the strip solution is high enough to exceed reject limits imposed by the uranium conversion facilities that treat yellowcake produced at McClean Lake. The carbon adsorption columns remove approximately 75% of the molybdenum from the pregnant strip solution and reduces the amount of molybdenum carried over to the precipitation circuit to below the penalty limits.

The ammonium sulphate circuit is required to remove excess ammonium sulphate produced from the addition of ammonia in the solvent extraction and yellowcake precipitation circuits. In addition, it is required to evaporate any water added to these same circuits that contain ammonium sulphate. The ammonium sulphate is sold as a fertilizer.

The yellowcake is precipitated from pregnant strip solution with ammonia and the solids are then separated from the liquid in thickeners and centrifuges. The precipitate is then dried and calcined in a rotary multiple hearth.

The calcined yellowcake is discharged to an automatic packaging capsule which fills 210 L drums.

The tailings and part of the raffinate are mixed together with lime, barium chloride and ferric sulphate. The lime neutralizes acid and the barium chloride and ferric sulphate precipitate radium and arsenic.

Thickened tailings received from the tailings thickener are deposited to the JEB tailings disposal pit, using a sub-aerial pervious surround tailings disposal system. The JEB tailings pit contains a dewatering drift and raise to control the water levels, and a base filter to drain the tailings. The surrounding sandstone has a higher permeability that the consolidated tailings thereby allowing ground water to flow around the deposited tailings mass. During plant operations, a hydraulic gradient is created in the filter layer under the tailings by pumping water through the drift and raise with submersible raise water pump. The water level in the tailings pit is controlled by pumping water from the pit with barge mounted vertical turbine pumps to the reclaim water tank, where it is combined.

The water pumped from the surface of the tailings pit and the tailings thickener overflow is treated in a three-stage water treatment plant. Each stage contains a mixing tank and a clarifier. Lime, barium chloride and ferric sulphate are added to each stage and further precipitate radium and arsenic. The overflow from the last thickener flows into monitoring ponds and the water is not discharged until assays confirm that the water conforms to all regulations (McClean Joint Venture, 2002c).

The mill was designed and is operated to meet all environmental and safety regulations. The employee exposure to radiation is well below the limits.


JEB TMF HYDRAULIC CONFINEMENT
Raise Pumphouse
From Mill
Tailings Line
Tailings Barge
Dewatering Well Level
Water Table
Pond Level
Water
Raise Well Level
Tailings
Dewatering Well
Filter Material
Raise Well Drift
Pump

Figure 33 : JEB Tailings Management Facility (after Cogema 2003b)

23.2.2 JEB Mill Expansion

An agreement has been made between the McClean Joint Venture and Cigar Lake Mine to partially custom mill Cigar ores at the JEB mill.

The Cigar Lake ore will be ground at the Cigar Mine and transported to the JEB mill as a pulp in specially designed and government approved containers. All of the Cigar Lake ore will be unloaded, stored and leached at the JEB mill. The pregnant aqueous solution will be further processed at both JEB mill and Rabbit Lake Mill. The capacity of the JEB mill will be increased from a nominal 6 million pounds of U_3O_8 per year to 12 million pounds of U_3O_8 .

The JEB mill will require modification and expansion to enable it to treat the Cigar Lake ore and the flow sheet of the mill after the expansion is illustrated in Figure 34.

The most important changes that will be required are:

- a slurry unloading and storage system;
- pregnant aqueous solution storage and load-out system;
- a cyclone counter current circuit;
- an extra pregnant aqueous sand filter and storage tanks;
- two extra molybdenum adsorption columns;
- expansion of the ammonium sulphate plant;
- an extra ammonium sulphate storage bin;
- some extra reagent preparation and storage equipment;
- an oxygen plant

An engineering company, AMEC E and C Services Ltd. of Saskatoon, completed a report "JEB Mill Expansion Project" in August 2002 (Amec E and C Services, 2002). This report includes flow sheets, general arrangement drawings, site plan drawings and HVAC schematics as well as design criteria and capital cost estimates. All the capital costs to change the plant to process Cigar Lake

ore will be paid for by Cigar Lake and so do not affect this study. The only mill-related capital cost to Midwest will be to expand the leaching circuit.

It is very important for the economics of the McClean Lake and Midwest projects that the expanded mill will have sufficient capacity to meet the milling schedules.

Prior to the AMEC report, COGEMA completed a study "Cigar Lake Project, 2001 Feasibility Study, Supporting Document No. 4A JEB Mill Expansion" (Cogema and Cigar Lake Mining Corporation, 2001). Included in this study is very detailed calculations of the current capacity and required expansion for each unit process in the mill. Also, the capacity of all ancillary facilities such as water distribution, water treatment, electrical distribution, camp accommodation and sulphuric acid plant have been taken into account. These calculations have been checked and demonstrate that a reasonable safety margin has been included in each step of the milling.

The expansion includes an oxygen plant. The hydrogen peroxide currently used will be replaced with oxygen which will reduce operating costs. The leaching pressure will be increased to 2 Bar from atmospheric and the current leaching tanks are designed for this pressure.

The milling ore tonnage capacity is limited by the pump, piping and counter current circuit size. The practical limit is about 142,000 tonnes per year. Other circuits of the mill, such as solvent extraction and yellow cake precipitation and drying, limit how much uranium can be produced. The practical annual limit after expansion will be about 12 million pounds of U_3O_8 .


FLOW LEGEND
ORE RECEIVING AND GRINDING
CLMC ORE RECEIVING
McCLEAN LEACHING
CLMC LEACHING
UCOUNTER UCURRENT UDECANTATION
UPREGNANT UAQUEOUS UCLARIFICATION
%%UCOUNTER %%UCURRENT %%UCYCLONE
SOLVENT EXTRACTION
MOLYBDENUM REMOVAL
TAILINGS NEUTRALIZATION AND DISPOSAL
JEB WATER TREATMENT
URANIUM PRECIPITATION
PRODUCT DRYING AND PACKAGING
AMMONIUM SULPHATE CRYSTALLIZATION
JEB MILL SIMPLIFIED FLOW SHEET
FOLLOWING EXPANSION
after Cogema 2003

Figure 34 : JEB Mill Simplified Flow Sheet after Expansion

23.2.3 Milling Schedule

The production plans involve processing ore solely from the Sue C and JEB stockpiles until 2005 and subsequently from the Sue A , Sue B, Sue E and Midwest deposits.

In 2006, the JEB mill is scheduled to start processing Cigar Lake ore concurrently with McClean ores. Cigar Lake will pay a custom milling fee and the McClean unit milling costs will be reduced by the economies of scale.

23.2.4 Deposit Metallurgy

A summary of metallurgical testing for each of the deposits is contained in Section 18. The estimated recoveries used for the current study are:

Sue A, B	97 %
Midwest	98 %
Sue E	98 %
McClean North	98 %

JEB MILL SCHEDULE

Source	Units	2003	2004	2005	2006	2007	2008	2009	2010	2011 to 2016	2017
Cigar Lake	Tonnes				9,905	17,971	19,338	30,530	31,416	36,270	36,270
Feed	% U_3O_8				18.76	23.58	24.65	24.24	24.58	23.06	23.06
Feed	lbs U_3O_8				4,096,447	9,340,102	10,507,614	16,341,721	17,025,381	18,436,548	18,436,548
Recovered	lbs U_3O_8				4,035,000	9,200,000	5,904,416	6,866,711	7,165,821	7,759,768	7,759,768
Sue C JEB	Tonnes	137,788	137,788	137,788	130,000						
Feed	%U_3O_8	2.02	2.02	2.02	1.19						
Feed	llbs U_3O_8	6,123,845	6,123,845	6,123,845	3,403,400						
Recovered 97.5 to 98%	lbs U_3O_8	6,003,000	6,003,000	6,003,000	3,318,315						
SueA,B,C, E	Tonnes					120,000	120,000	110,000			
Feed	% U_3O_8					0.99	0.99	0.99			
Feed	lbs U_3O_8					2,613,600	2,613,600	2,416,700			
Recovered 97.5%	lbs. U_3O_8					2,548,260	2,548,260	2,356,280			
Midwest	Tonnes								90,000	90,000	20,010
Feed	% U_3O_8								2.34	2.34	2.34
Feed	lbs U_3O_8								4,633,200	4,633,200	1,031,988
Recovered 98%	lbs U_3O_8								4,540,536	4,540,536	1,011,348

Table 30 : JEB Mill Schedule

23.3 Uranium Markets

23.3.1 Uranium Demand

The only significant commercial use for uranium in the world is to fuel nuclear power plants for the generation of electricity. Demand for electricity world-wide continues to grow and nuclear power is expected to play an important part.

The increased emphasis on reducing greenhouse gases pursuant to the Kyoto Protocol to the United Nations Framework on Climate Change and concern for the damage caused by acid rain are drawing increased interest in nuclear power generation which produces neither greenhouse gases nor acid rain. A number of countries have formally recognized that the nuclear option is necessary if they are going to meet their Kyoto Protocol targets. Globally, nuclear power avoids 2.4 billion tonnes per year of CO_2 which would be produced if the same amount of electricity were produced from coal.

There are currently 441 nuclear reactors with a generating capacity of 358 Gigawatts of electrical output (GWe), in operation in 31 different countries, generating about 16% of the world's electricity requirements. In addition, there are 29 more reactors under construction, and, as well, several of the reactors that are not currently operational, including six in Canada, are expected to restart in the near future. A further 29 reactors are planned, for which approvals and funding are already in place.

Uranium consumption world-wide in 2002 was about 170 million pounds of U_3O_8. The demand for uranium is expected to grow by between 1% and 2% per year over the next decade. This growth in consumption is projected to come from the construction of new reactors, but also from improving capacity factors, upgrading of the generating capacity of existing plants, and the extension of the licenced operating lives of the reactors.

23.3.2 Uranium Supply

Uranium is produced in 21 countries world-wide but more than 53% of the total annual production in 2002 came from mines in Canada and Australia.

The four largest producers accounted for over 60% of world mine production, with Cameco and Cogema alone accounting for over 40%. Total annual world mine production in 2002 was about 91 million pounds of U_3O_8 which is equal to approximately 53% of annual requirements to fuel nuclear reactors. The McClean Lake Facility is one of the world's largest producing uranium facilities.

During the past several years, secondary sources of supply have been required to fill the gap between demand and primary mine production. These secondary sources include:

- During the 1990's countries that were formerly republics of the Soviet Union sold a large quantity of uranium from inventory. Russia is now a net consumer, producing only part of its requirements.

- Reprocessing of uranium and plutonium is being utilized by some of the utilities in Europe and Japan. However, this material is not expected to meet more than 6% of demand over the next 10 years and reprocessing capacity expansion would require substantially higher uranium prices to be justified.
- Uranium from nuclear disarmament is expected to supply 10 to 12% of demand over the next 10 to 15 years. There had been considerable uncertainty concerning the timing and method that this material from the conversion of Highly-Enriched Uranium ("HEU") would enter into the market. Two agreements entered into in 1999 have reduced that uncertainty. Cameco, Cogema and RWE Nukem Inc. entered into a commercial agreement giving them an option to purchase a large portion of the material derived from HEU and deliver it to the long-term markets. At the same time, the United states government purchased about 29 million pounds of uranium from the conversion of HEU in 1997 and 1998 and agreed to hold that material, together with another 30 million pounds then held by the Department of Energy, in inventory for a period of 10 years.
- Commercial inventories have met a portion of the demand requirements over the past decade but their impact on supply is now expected to be at a reducing rate.

The reduced availability of some of these sources is expected to tighten the supply-demand balance.

As a result of these factors, new mines are required to meet the medium and long-term market requirements. However, apart from the scheduled Cigar Lake startup, no large new mine is being proposed for development and several mines are scheduled to close as their reserves are depleted. Significant uncovered demand exists in the market from 2004 onward and Denison expects the tightening supply-demand balance to put upward pressure on uranium prices.

23.3.3 Uranium Prices

Figure 35 illustrates the spot market price for U_3O_8 over the past decade and a half. The spot market represented only about 11% of uranium demand in 2002, in line with the level in recent years (see also Section 23.4 Contracts). The spot price increased during 2001 from $US 7.10 to $US 9.60 and to $US 10.20 at December 31 2002. Spot prices in recent months (to June 2003) have increased to the $US 10.90 to 11.00 range.


URANIUM SPOT PRICE HISTORY
Source: The Ux Consulting Company, LLC
SPOT PRICE $US / LB U3O8
17.50
15.00
12.50
10.00
7.50
5.00
12/9/87
12/8/88
12/8/89
12/8/90
12/8/91
12/7/92
12/7/93
12/7/94
12/7/95
12/6/96
12/6/97
12/6/98
12/6/99
12/5/00
12/5/01
12/5/02
DATE

Figure 35 : Uranium Spot Market Price History (after Ux Consulting Company, LLC, 2003)

23.4 Contracts

Uranium is priced on its U_3O_8 content. There are no deductions for further treatment costs. Denison sells its uranium f.o.b converter (Cameco at Blind River, Ontario; British Nuclear Fuels plc. in the U.K.; Comurhex, part of Groupe Cogema, in France and the ConverDyn Partnership in the U.S.).

Denison and Cogema jointly market their respective shares of production from the McClean Lake Property to nuclear facilities around the world. All of Denison's current sales are under long-term contracts and not on the spot market Prices under these contracts are established by a number of methods including fixed prices, base prices adjusted by inflation indices, changes in long-term reference prices and annual price negotiations. About 16% of Denison's uranium revenue is sensitive to fluctuations in the spot price. Many contracts contain floor prices, ceiling prices and quantity flexibilities which enable the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. Prices in the long-term market are higher than those in the spot market and are traditionally less volatile. Prices under uranium sales contracts are considered confidential.

23.4.1 Uranium Price Assumptions

A price of \$Cdn 22.00 per pound U_3O_8 has been used for the estimation of reserves and resources in this report.

Denison is of the opinion that this price assumption is consistent with:

- Independent forecasts of supply and demand fundamentals and price projections.
- Current spot market prices in the range of \$US 11.00 per pound U_3O_8 .
- Recent exchange rates of \$US 0.70 to \$Cdn dollar (The exchange daily rate as reported by the Bank of Canada has averaged \$US 0.684 between January 2nd and June 12th and \$US 0.702 for the three months prior to June 12th).
- Denison's policy of selling all production under long-term contracts.
- Long term contract prices and terms relative to spot prices.

Long term contract terms are confidential and the independent writers are not aware of the terms of any such contracts.

The price assumption is sensitive to exchange rates, actual price premiums under long-term contracts and future price movements.

23.5 Environmental Considerations

Environmental and hygiene matters related to McClean Lake and Midwest are mainly regulated by:

Federally

- the Canadian Nuclear Safety Commission [5]("CNSC").
- the Department of Fisheries and Oceans ("DFO").
- Ministry of Labour.
- Health Canada.
- Environment Canada.

Provincially

- Saskatchewan Environment ("SE")
- Saskatchewan Industry and Resources (Mining Lands).
- Saskatchewan Labour.

The major relevant legislation which the above agencies administer are:

- The Nuclear Safety and Control Act[6] ("NSCA") enacted in 1997 and administered by the CNSC.
- The Canadian Environmental Assessment Act, ("CEAA") enacted in January 1995.

[5] The CNSC supersedes the Atomic Energy Control Board.

[6] The NSCA superseded the Atomic Energy Control Act ("AECA") which was administered by the Atomic Energy Control Board ("AECB").

- The Metal Mining Effluent Regulations.
- Saskatchewan Occupational Health and Safety – Mining Regulations.

The current mining and processing plan is dependent on receiving licensing approvals for the mining of Cigar Lake ore, Midwest ore and ore from Sue E as well as construction of the Cigar Lake mine and the expansion of the JEB Mill. An environmental assessment under CEAA has been completed for disposal of Cigar Lake waste rock in the Sue C pit.

The major activity which must be carried out in order for a project to receive environmental approvals is an environmental assessment ("EA"). The Canadian Environmental Assessment Agency states that "Depending on the nature of the project, and the significance of possible environmental effects, the type of assessment required will vary. Most projects are assessed relatively quickly under what is known as a screening type assessment. Larger projects that have potential for greater environmental impacts may require a comprehensive study." (Canadian Environmental Assessment Agency, 2003)

Prior to enactment of the CEAA, environmental permitting and licensing was subject to the Environmental Assessment and Review Process Guidelines Order ("EARPGO"), approved by Order in Council, June 21, 1984. In August of 1991, the governments of Canada and Saskatchewan set up a Joint Federal-Provincial Panel on Uranium Mining Developments in Northern Saskatchewan ("Panel") for the purpose of holding public hearings on five uranium projects, including McClean Lake and Midwest. On December 23, 1993 the governments of Canada and Saskatchewan gave their approval for the development of the McClean Lake project, subject to licensing by the AECB, now the CNSC. In June 1999 McClean Lake received an operating license. In August of 2001 the current four-year operating license was issued by the CNSC permitting production of up to 8 million pounds of U_3O_8 per year.

In September 2002 the Federal Court of Canada, Trial Division, quashed the original operating license issued in 1999 for McClean Lake in response to an application by the Inter-Church Uranium Committee Education Co-operative. The decision was not critical of the performance of the McClean facility, but was based on a technical question about the administration of the licensing process. Cogema, as operator of the McClean Lake Joint Venture and the CNSC have appealed the decision and a stay of the decision was granted in November 2002 pending the results of the appeal.

In order to eliminate the uncertainty caused by the court decision, an application is being prepared for a new operating license for McClean to replace the current license.

The following summarizes the expected licensing requirements for each of the deposits and operations.

Sue A and B

Development of these deposits is included in the current operating license. No further approvals are required.

Sue E

Development of this deposit is not included in the current operating license and was not part of the Panel hearing on McClean Lake. As a consequence, Sue E will require an EA under CEAA, following which licensing approvals will be required from the CNSC, the DFO and SE. The

present schedule shows the EA approval in early 2005 following by the operating license approvals in late 2005.

McClean North

The development of this deposit as an underground mine was included in the Panel hearings under EARPGO but is not included in the current operating license for McClean Lake. However, since different methods of mining are contemplated in this report, a new EA under CEAA may be required prior to licensing approvals of CNSC, DFO and SE.

Midwest

Midwest is currently licensed under a Uranium Mine Site Preparation License issued in 2002 for an indefinite term for the care and maintenance of the site.

The development of the Midwest deposit as an underground mine was reviewed in the Panel hearings under EARPGO and approved by the federal and provincial governments in 1998. As a result of the change to open pit mining, a new EA under CEAA will be required. Upon approval of the EA, expected in late 2005, approval of the CNSC, the DFO and SE will be required for the issuance of the operating license. It is anticipated that the operating license will be issued in 2006.

Processing of Cigar Lake Ore at JEB Mill

The development of the Cigar Lake deposit and the milling of the ore at the JEB Mill was reviewed by the Panel under EARPGO and approved by the federal and provincial governments. Because of the uncertainty caused by the September 2002 court decision regarding McClean Lake, the Cigar Lake Joint Venture filed an application for an EA under CEAA. Following approval of the EA and the necessary approvals of the CNSC, the DFO and SE, a construction license will be issued. The construction license is expected to be issued early in 2004. Engineering and construction are scheduled to be completed to allow start of mining in 2006.

23.6 Taxes and Royalties

23.6.1 Provincial Royalties and Taxes

23.6.1.1 Saskatchewan Provincial Royalties

Denison pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies in the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) ("Schedule") as amended. The calculation calls for the payment of a basic royalty (currently 5% of gross sales of uranium), reduced by a Saskatchewan resource credit (1% of gross sales of uranium).

The schedule also provides for additional tiered royalties to become payable as a percentage of revenue after the Company has deducted from revenue its capital costs for mill expansion and mine development in accordance with provisions set out in the Schedule. The company currently has substantial capital recovery banks and anticipates that at current selling prices, it will not use up its

capital recovery banks in the foreseeable future. Following recovery of the capital investment, revenues are subject to an additional tiered royalty as follows:

Table 31 : Saskatchewan Tiered Royalty Schedule

Average price per kilogram of U_3O_8 *	Tiered Royalty as a % of Revenues with the Bracket
Up to $30	0%
$30 to $45	6%
$45 to $60	10%
more than $60	15%

*1999 bracket value to be indexed annually

Royalties are assessed on gross revenue received less any shipping component of those revenues.

A provincial royalty of 4% on revenues, less $0.09 per lb for the estimated shipping component, has been used in the current economic analysis.

23.6.1.2 Saskatchewan Resource Surcharge and Capital Tax

Denison is subject to capital tax on paid-up capital (as defined in the relevant provincial legislation) in respect of its operations in Saskatchewan. In Saskatchewan it currently pays a rate of 0.6% on paid up capital in excess of $15 million. In addition a resource corporation in Saskatchewan pays a corporate surcharge of 3.6% of the gross sales of uranium to the extent that the amount so calculated exceeds the regular capital tax described above.

The provincial resource surcharge is based on gross revenues less the transportation component of any revenue.

A provincial resource surcharge of 3.6% on uranium production less $0.09 per pound for the estimated shipping component, has been used in the current economic analysis to reflect the combined effect of capital tax and provincial resource surcharge.

Other Royalties

Midwest Deposit

Two royalties, with identical terms are payable on 20% of the production from Midwest, declining to 12.5% after payout (revenue equal to capital, operating costs and royalties). Denison is responsible for 5.5% and Cogema 14.5% (declining after payout). Each of the royalties have terms as follows:

- Before payout the royalty applies to 20% of production.
- After payout the royalty applies to 12.5% of production.
- Payments under each royalty are calculated as follows:

on first 800,000 pounds of U_3O_8 production	1%
on following 700,000 pounds of U_3O_8 production	1.75%
on balance of U_3O_8 production	2%

Denison believes that, based on current reserve estimates and projected selling prices the royalty payments will total between $3.9 and $4.5 million, of which Denison's obligation will be $1 million to $1.25 million.

Sue E Deposit
The McClean Joint Venture is currently negotiating with Cameco for the right to mine portions of the Sue E deposit which extend onto a claim held by Cameco. It is expected that the terms of such an agreement would involve a cash payment and a royalty. Since the terms of such an agreement have not been finalized the cash payment and royalty have not been included in the cash flow (nor in the Whittle® parameters).

23.7 Capital And Operating Cost Estimates

23.7.1 Capital Cost Estimate

Sustaining Capital Costs – A total of $5.4 million in capital costs have been budgeted for the period 2003 to 2005 (exclusive of JEB Mill modifications listed below.

Sue A and Sue B - Sue A and B are located in close proximity to the present infrastructure at the Sue Site. No significant capital costs are required prior to the initiation of mining.

Sue E - Sue E is located close to the Sue C site. A total of $3 million has been budgeted for site preparation and infrastructure prior to the initiation of mining at Sue E.

Midwest - Capital costs for Midwest have been budgeted at $83.7 million prior to the initiation of mining and exclusive of the required JEB Mill modifications. Decommissioning costs are budgeted at $23.5 million of which $9.8 million will be expended immediately on completion of mining and the balance over the following nine years. The schedule for the capital cost expenditures is illustrated in Table 32.

Table 32 : Midwest Capital Cost Estimates

	$ x 1,000 2007	**2008**	**2009**	**2010**	**2011 to 2019**
Water Treat. Ponds & Plant, Water Distribution	10,664	-	-		
Dewatering Wells	8,127	8,126			
Site Excavation	8,221	-			
Elect., Propane &Fuel Storage., Surf. Facilities &Commission.	21,360				
Surface Mobile Equipment (after salvage of 50%)	26,582				
Misc. (Health and Safety Equip., drilling)	197	197	197		
Decommissioning				9,800	1,520
TOTAL	75,150	8,323	196	9,800	1,520

Capital Cost Estimates for JEB Mill Modifications

Processing of both Sue E and Midwest ore require modifications to the JEB mill. Cogema has estimated the cost of these modifications at $12 million. This study has used $15 million.

McClean North

Preliminary estimates of Capital Costs for development of McClean North by Blindshaft Boring are contained in APPENDIX 6 – BLINDSHAFT BORING COST BASIS.

23.7.2 Operating Cost Estimates

Mining Cost Estimates

Costs for mining are illustrated in Table 33.

Table 33 : Mining Cost Estimates

	Overburden	$ / Tonne Waste	Ore	Site Support, Services & Administration $ x 1,000
Sue A	2.96	2.96	5.08	2,500
Sue B	2.96	2.96	5.08	2,700
Sue E	2.68	2.68	5.08	4,000
Midwest	0.89	1.32	18.26	61,017

* Assumed ore mining costs at Midwest include $1.28 for direct mining and delivery to the Midwest stockpile pad plus $10 per tonne for trucking ore, diluted to 2.34% U_3O_8, to the JEB Mill. Assumed ore mining costs at Sue A, B and E include $1.12 for trucking to the JEB Site and $1.00 for loading and other handling costs.

The Administration, Site Support and Site Services for Midwest comprise the following:

Table 34 : Midwest, Administration and Site Services

	$ x 1,000				
	2007	2008	2009	2010	TOTAL
Administration	1,785	3,570	3,570	3,570	12,495
Site Support	3,657	3,657	3,657	4,725	15,696
Supervision, Tech. Services & Construction Management	2,214	2,214	2,214	1,881	8,523
Warehouse & freight	2,023	2,023	2,023	1,787	7,856
Mink Arm Drainage (Dam exists)	990	0	0	0	990
Mine Dewatering & Treatment(Pit & Wells)	1,832	1,832	1,832	3,696	9,192
Company Shop, Office & Pit Support	2,730	2,730	2,730	1,734	9,924
TOTAL	15,231	16,026	16,026	17,393	64,676

Estimates of mining costs for the development of McClean North by Blindshaft Boring are contained in Appendix 6.

Processing Cost Estimates

Processing costs used for the reserve estimates for each of the deposits are contained in Appendix 4.

Processing costs are dependent on the metallurgy of the ores being processed and also the economies of scale which result from processing Cigar Lake ore.

23.8 Economic Analysis

Table 35 presents a summary pre-tax cash flow for the combined projects. The cash flow is on a 100% "Projects" Basis. It does not reflect varying portions to be paid (or received) by participants in the Joint Ventures for capital, operating, administrative costs or toll milling fees. Nor does it reflect costs or fees related to processing ore form the Cigar Lake Joint Venture.

Figure 36 illustrates the effect of changes in major parameters, mining cost, milling cost and uranium price, on the total cash flow.


Spider Plot - Cash Flow Variation with Changes in Costs and Price
Uranium Price
Mining Costs
Milling Costs
Relative Change in Cash Flow
Change from Base Case
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
-0.2
-0.15
-0.1
-0.05
0
0.05
0.1
0.15
0.2

Figure 36 : Spider Plot - Effect on Total Cash Flow with Variations in Costs and Price

The effect of changes to estimates of U_3O_8 content in the ore, (through changes in tonnage in grade) would be similar to changes in uranium price.

Pre Tax Cash Flow – Stockpiles, Sue A,B,E and Midwest – Projects Basis

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2016	2017	Totals
INFRASTRUCTURE & CAPITAL	3,354	2,020	18,000	3,000	75,150	8,323	197	9,800		1,520	4,560	**133,524**
MINING												
Waste Mined (Tonnes)			2,000	5,035	12,687	29,400	29,400	3,204		-	-	**81,725**
Ore Mined and Trucked (Tonnes)			57	-	436	-	-	650		-	-	**1,143**
Grade U_3O_8 %			1.20%	-	0.73%	-	-	2.34%		-	-	
Lbs U_3O_8 (x 1,000)	-	-	1,512	-	7,039	-	-	33,525				**42,076**
MINING DIRECT COST (x 1,000)	-	-	**6,145**	**13,493**	**27,265**	**38,731**	**38,731**	**11,090**		-	-	**135,456**
MILLING												
Tonnes Milled	138	138	138	130	120	120	110	90	90	90	150	**1,674**
Grade U_3O_8 %	2.02%	2.02%	2.02%	1.19%	0.99%	0.99%	0.99%	2.34%	2.34%	2.34%	0.55%	
MILLING DIRECT COSTS	**21,550**	**21,730**	**21,670**	**11,037**	**6,697**	**7,782**	**6,791**	**13,737**	**13,285**	**13,285**	**6,080**	**196,784**
SUBTOTAL DIRECT COSTS	**21,550**	**21,730**	**27,815**	**24,530**	**33,962**	**46,513**	**45,522**	**24,826**	**13,285**	**13,285**	**6,080**	**332,240**
INDIRECT COSTS												
Site Support and Site Services	13,826	13,826	16,326	7,609	20,186	15,810	15,298	18,113	4,042	4,042	4,042	**149,289**
Offsite Support Allocations	1,263	1,263	1,263	936	1,242	1,230	1,118	1,058	1,018	1,018	1,018	**16,499**
Administration	2,808	2,808	1,608	337	1,988	3,805	3,776	3,985	401	401	401	**23,922**
SUBTOTAL INDIRECT COSTS	**17,897**	**17,897**	**19,197**	**8,882**	**23,416**	**20,845**	**20,192**	**23,156**	**5,461**	**5,461**	**5,461**	**189,710**
REVENUE												
U_3O_8 Produced (lbs x 1,000)	6,003	6,003	6,003	3,318	2,548	2,548	2,336	4,549	4,549	4,549	1,800	**62,401**
GROSS SALES (x 1,000) 22$/lb	132,062	132,062	132,062	73,003	56,062	56,062	51,390	100,073	100,073	100,073	39,609	**1,372,825**
DEDUCTIONS												
Sask. Production Royalty 4%	5,261	5,261	5,261	2,908	2,233	2,233	2,047	3,987	3,987	3,987	1,578	**54,688**
Sask. Resource Surcharge 3.6%	4,735	4,735	4,735	2,617	2,010	2,010	1,842	3,588	3,588	3,588	1,420	**49,220**
Midwest Royalty (Cogema, Denison)	-	-	-	-	-	-	-	437	736	480	190	**4,725**
Shipping $0.37 /lb U_3O_8	2,221	2,221	2,221	1,228	943	943	864	1,683	1,683	1,683	666	**23,088**
NET REVENUE PROJECTS	**119,845**	**119,845**	**119,845**	**66,250**	**50,876**	**50,876**	**46,636**	**90,379**	90,080	**90,336**	**35,755**	**1,241,104**
PRE TAX CASH FLOW	**77,044**	**78,198**	**54,833**	**29,837**	**(81,653)**	**(24,806)**	**(19,275)**	**32,597**	**69,814**	**70,070**	**19,654**	**585,630**
NET PRE TAX CASH FLOW	77,044	155,242	210,075	239,912	158,259	133,453	114,178	146,774	216,589	565,976	585,630	

Table 35 : Pre Tax Cash Flow - Stockpiles, Sue A,B, E and Midwest - Projects Basis

23.9 Payback

The major capital costs for Sue A and B are the costs of mining waste and ore. The ore will be blended with other ore from the Sue C and JEB stockpiles prior to processing. Depending on assumptions concerning the timing of processing of the Sue A and B ores, payback will occur within 1 to 3 years.

The major components of investment for Sue E are $3 million for site infrastructure, mining costs and completion of the JEB Mill modifications. The JEB Mill modifications are also required for Midwest. Assuming that 15% of the cost of the modifications is attributed to Sue E, payback will occur near the end of the first year of milling the ore.

Midwest is much more capital intensive than the deposits on the McClean Property. Approximately $260 million are budgeted for investment in Midwest (including, site infrastructure and mining costs) before any ore is processed from the Midwest Deposit. Assuming a U_3O_8 selling price of $22 per pound, payback of this capital investment is projected to occur during the fourth year of the 8.2 years that ore will be milled from Midwest.

23.10 Minelife

Waste and ore from Sue A and B will be mined in less than one year. Waste from Sue E will be mined over a two year period and ore at the end of the period. Ore from these deposits will be blended with stockpiled material from Sue A and B and will be processed during the period 2007 to 2009 and early 2010.

Midwest will require up to four years of predevelopment preparation and waste mining before ore is accessed. All ore will be mined in a period of six months following waste stripping. Ore will be processed during the following eight years to nine years.

24 References

Amec E and C Services, 2002, JEB Mill Expansion Project, August 2002, in Denison Files.

Bank of Canada Web Site, http://www.bank-banque-canada.ca/en/exchform.htm

Canadian Environmental Assessment Agency, 2003, web site www.ceaa-acee.gc.ca/.

Corman, J. 1992, Sue E Deposit, Geological Reserve Estimate, September 1992, in Denison Files.

Cogema Resources Inc., 2001 McClean Lake Project, Sue A,B & E Pit Optimization, November 2001, in Denison Files.

Cogema Resources Inc. 2003b. Web Site www.cogema.ca.

Cogema Resources Inc. and Cigar Lake Mining Corporation, 2001, Cigar Lake Project, 2001 Feasibility Study, Supporting Document No. 4A, JEB Mill Expansion. April 2001. In Cogema Files.

Demange, Claude, Undated, Lisez-moi Etude Midwest (Affaire P-UCR1201), in Denison Files

Demange, Claude, 1998, McClean Lake Project, Sue A, B, C and McClean Underground Deposits, Evaluation of the Reserves, Sensitivity to Cutoff and the Dilution, October 1998, in Denison Files.

Demange, Claude, 1999, McClean Lake Project, Sue D and Sue E deposits, Ore Reserves Estimation, March 1999, In Denison Files.

Denison Energy Inc., 2003 - Denison Considering Restructuring of its Assets, Press Release May 5, 2003, Available on Sedar.

Denison Mines Limited, 1990, Midwest Joint Venture Denison Mines Limited Operator, Midwest Project Northern Saskatchewan July 1990, Feasibility Study, In Denison files.

Environment Canada, 2003. Web site: www.climat.meteo.ec.gc.ca/climate_normal/

Golder Associates, 1981, Slope Stability Study for Midwest Project, July 1981, In Denison Files.

Grove, A., 2003, Midwest Optimization Study, CRI, April 1, 2003, In Denison files.

Grove, A, 2003a Personal communications (email May 19 2003, titled For MacClean UG the density was derived from the function below.)

Grove, A, 2003b Personal communications (email May 23 2003, titled Specific Gravity Sue E and enclosed document Corrected Sue E Surpac Model parameters 030523.doc).

Hoeve, J, 1984, Host rock alteration and its application as an ore guide at the Midwest Lake uranium deposit, Northern Saskatchewan, in CIM Bulletin, August 1984

Kilborn, (Saskatchewan) Ltd., 1990, Total Minatco Limited, Wolly Joint Venture, Feasibility Study, Volume 1, Project Description, October 1990. In Denison Files.

Le Roy, R. 2001, Mac Clean [sic] / Sue A & B: Preliminary Mining Projects, January 2001. Prepared by Cogema Business Unit Mines, Direction Technique. In Denison Files

McClean Joint Venture, 2002a, Financial Statements, December 2002. In Denison Files.

McClean Joint Venture, 2002b, Monthly Report, December 2002. In Denison Files.

McClean Joint Venture, 2002c, Management Committee Meeting, December 2002. In Denison Files.

Melis Engineering, 1990, Laboratory Report on Midwest Metallurgy. In Denison Files.

Phoenix, Dr. A., undated, A Project Proposal by Department of Chemical Engineering, University of Saskatchewan, Feasibility Study for Producing Ferric Iron from IPSCO scale. In Cogema files.

Quirt, D.H. (2003a): Athabasca unconformity-type uranium deposits: One deposit type with many variations. In: Proceedings of an international conference Uranium Geochemistry 2003 Cuney, M., ed.), Université Henri Poincaré, Nancy France, April 2003, p. 309-312.

Quirt, D.H. (2003b): Athabasca unconformity-type uranium deposits: One deposit type with many variations. Presentation given at the Uranium Geochemistry 2003 conference (Nancy, France; April 15, 2003), Saskatchewan Research Council, Publication No. 10400-01-D03, 71 p.

Reedman, J.H. 1990, Ore Reserve Calculations At Midwest Uranium Deposit, Northern Saskatchewan On Behalf Of The Midwest Joint Venture, prepared by J.H. Reedman & Associates Ltd. June 1990, Appendix 3G of Midwest Feasibility Study, 1990, in Denison Files.

Richardson, L.C. 1992. A review of the McClean Lake Property Mining Reserves, Denison Mines Limited. December 1992, In Denison files.

SEPA, 1998, Laboratory Report, Neutralization and Ageing Test, February 1998. In Cogema Files.

SEPA, 1998b, Laboratory Report, JEB Mill Expansion, Atmospheric and Low Pressure Leaching Tests. August 1998. In Cogema Files.

SEPA, 1999, Ferric Sulphate Production, Bibliographic Study. November 1999. In Cogema Files.

SEPA, 2001, Laboratory Report, Arsenic Treatment for Midwest Ore. July 2001, In Cogema Files.

SEPA, 2002, Laboratory Report, Settling Rate of Fines, May 2002. In Cogema Files.

Trigg, C.M. 1990, Midwest Joint Venture Denison Mines Limited Operator Density Review, Trigg, Woollett, Olson Consulting Ltd. May 1990. In Denison files.

Trigg, C.M. 1990a, Midwest Joint Venture, Denison Mines Limited (Operator), Ore Reserve Audit, Trigg, Woollett, Olson Consulting Ltd. July 1990. In Denison Files.

Ux Consulting Company, LLC, 2003, Website, http://www.uxc.com/

Wilson, S. 2002, Sue C Mine Ore Reconciliation Report, September 2002, S. Wilson, Mine Geologist, McClean Lake Operation. In Denison files.

Wray, E.M., 1981, Bulk Sample Assay Checks, Memorandum of Canada Wide Mines Ltd. November 18 1981, in Denison Files.

Wray, E.M., 1982, Check Assays 1978-81, Memorandum of Canada Wide Mines Ltd., February 5 1982 in Denison Files.

Zeni, John, 2001, Estimate of costs for mining high-grade ore zone by blind drilling. Letter to A.C. Rickaby, June 8, 2001, in Denison files.

25 Date

October 10, 2003

William C. Kerr

Andrew C. Rickaby

Joe Spiteri

Gary A. Cohoon

H.C. Counsell

26 Statements of Qualification

26.1 William C. Kerr

I William C. Kerr of 1 Port Street East, Mississauga, Ontario certify that:

- I graduated from the University of New Brunswick, Fredericton, New Brunswick in 1975 with a Bachelor of Science degree in geology.
- I am a registered member in good standing of the Association of Professional Geoscientists of Ontario; Registration Number 0120.
- I am a registered member in good standing of the Association of Professional Engineers and Geologists of Saskatchewan, Registration Number 12624.
- I have practised my profession as a geologist since 1975, during which time I have held technical and executive positions with senior and junior mining companies throughout North America.
- I have worked as an independent consultant providing various exploration management services to geological and geophysical exploration companies and the mining industry in Canada and Mexico.
- I am a "qualified person" as defined in National Instrument 43-101.
- My experience has included exploration and development work for gold, base-metals, uranium, diamonds, and industrial minerals.
- I have read national Instrument 43-101 and its companion policy 43-101F and the technical report has been prepared in accordance with their requirements with the exception that I am not independent of Denison.
- In my capacity as Director, Resource Evaluation, Denison Energy, Inc., I have visited numerous times the Midwest Property and the McClean Lake Property since 1997.
- I have authored the following sections of the report dated October 10 2003: Sections 6 through 12, Section 19.6. I have co-authored Sections 1 through 5, 13 through 17, and 19 through 23. I have not authored all sections of the report, but as the non-independent Qualified Person for Denison Energy Inc, in accordance with National Instrument 43-101 and its Companion Policies, I have reviewed all sections authored by myself and all independent and non-independent authors and am satisfied as to their relevancy and completeness and do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.
- I consent to the filing of this report, when done so in its entirety, with any stock exchange or securities related regulatory authority and any publication by them including in electronic format available to the public.

Dated at Toronto this 16th day of October 2003

William C. Kerr

26.2 Andrew C. Rickaby

I, Andrew C. Rickaby, do hereby certify that:

- I reside at 71 First Street, Oakville Ontario, L6J 3R5
- I am a graduate of Queen's University, Kingston, Ontario, in 1958 with a B.Sc in Mining Engineering.

I have worked in the mining industry all my working life as detailed below:

2002 to Present:: Consultant
1999 to 2002: Vice President, Mineral and Environmental Operations, Denison Mines Limited (Now Denison Energy Inc.)
1987 to 1999: Vice President, Mining Operations, Denison Mines Limited
1982 to 1987: Vice President, Elliot Lake Operations, Denison Mines Limited
1976 to 1982: Mine Manager/General Manager, Denison Mines Limited
1974 to 1976: Project Manager, Canadian Mine Services Limited
1967 to 1974: Engineer, Mine Superintendent, Denison Mines Limited
1964 to 1966: Industrial Engineer, Canadian Johns Manville
1958 to 1964: Engineer, Mine Supervisor, International Nickel

- By virtue of my education and experience I am a qualified person for portions of this report dealing with mining, processing, scheduling, and cash flows. I am not a "qualified person" as defined in National Instrument 43-101.
- I am not independent of Denison Energy Inc. in accordance with the requirements of National Instrument 43-101 and its Companion Policies.
- I have authored or co-authored the following sections of the report: Sections 23.1, 23.5, 23.7, 23.8, 23.9, 23.10 and the portions of the Appendices dealing with capital and operating costs.
- I have read the written report entitled Report on the Reserves and Resources of Denison Energy Inc. McClean lake and Midwest Area, Saskatchewan and dated October 10th 2003 and do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.
- I have read national Instrument 43-101 and its companion policy 43-101F and the technical report has been prepared in accordance with their requirement with the exception that neither I nor William Kerr are independent of Denison.
- I consent to the filing of this report, when done so in its entirety, with any stock exchange or securities related regulatory authourity and any publication by them including in electronic format available to the public.

Dated this 16th day of October, 2003

Andrew C. Rickaby

26.3 Joe Spiteri

I, Joseph G. Spiteri, of RR 2, Acton, Ontario do hereby certify that:

- I graduated with a BSc. (Honours) degree in Earth Science from the University of Toronto in 1976.
- I am a member of the Canadian Institute of Mining and Metallurgy. I am a registered member in good standing of the Association of Professional Geoscientists of Ontario.
- I have worked as a geologist, engineer or mining operator for a total of 26 continuous years since my graduation from university. Over half of this experience has been at an operations management or executive level with senior and junior mining companies.
- I have worked internationally as an incorporated and now independent geological and mining consultant continuously since 1995.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
- I have performed the mineral resource and reserve interpretation and estimation on all of the deposits discussed in this report. I have also reviewed the proposed mining methods, mining rates and associated costs, along with joint author A. Rickaby. I have authored or co-authored the following sections of the report: Sections 4, 19.1 to 19.4, 21, 22 and portions of Section 23 and the Appendices dealing with reserve estimates.
- I am independent of Denison Energy Inc. in accordance with the requirements of NI 43-101 and its Companion Policies.
- I have read the written report entitled Report on the Reserves and Resources of Denison Energy Inc. McClean lake and Midwest Area, Saskatchewan and dated October 10th 2003 and do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.
- I have read national Instrument 43-101 and its companion policy 43-101F and the technical report has been prepared in accordance with their requirements with the exception that I have not personally visited the properties. However, a joint authour William Kerr has carried out such visits on a number of occasions.
- I consent to the filing of this report, when done so in its entirety, with any stock exchange or securities related regulatory authourity and any publication by them including in electronic format available to the public.

Dated this 16th Day of October, 2003.

____

J. G. Spiteri

26.4 Gary A. Cohoon

I, Gary A. Cohoon of 744 Victoria Street, Kincardine, Ontario certify that:

- I graduated from Queen's University, Kingston, Ontario in 1973 with a BSc. (Honours) in geology.
- I graduated from York University, North York, Ontario in 1980 with a Masters in Business Administration (MBA)
- I am a registered member in good standing of the Association of Professional Geoscientists of Ontario; Registration Number 0633.
- I have practised my profession as a geologist since 1973, continuously with the exception of time spent obtaining the MBA in 1979 and 1980. I have held technical and executive positions with senior and junior mining companies.
- I have worked as an independent consultant providing exploration, corporate and marketing services to the mining industry in Canada and Mexico since 1998.
- I am a "qualified person" as defined in National Instrument 43-101.
- My experience has included exploration, development and marketing of various commodities including gold, base-metal, uranium and industrial minerals.
- I am independent of Denison Energy Inc. in accordance with the requirements of National Instrument 43-101 and its Companion Policies.
- I have authored or co-authored the following sections of the report: Sections 4, 5, 16, 19, 20, 21, 22, and portions of the Appendices. I have been responsible for the overall compilation and editing of the report.
- I have read the written report entitled Report on Reserves and Resources of Denison Energy Inc. McClean Lake and Midwest Area, Saskatchewan and dated October 10th 2003, and do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.
- I have read National Instrument 43-101 and its companion policy 43-101F1 and the technical report has been prepared in accordance with their requirements with the exception that I have not personally visited the properties. However, a joint author, Wm. Kerr has carried out such visits on a number of occasions.
- I consent to the filing of this report, when done so in its entirety, with any stock exchange or securities related regulatory authority and any publication by them including in electronic format available to the public.

Dated this 16th day of October 2003

____

Gary A. Cohoon

26.5 H.C. Counsell

CERTIFICATE OF QUALIFICATION

I, Hugh C. Counsell, do hereby certify that:

- I reside at 13 Victoria Avenue, Lakefield, ON K0L 2H0
- I am a registered engineer in Ontario (No. 9515016)
- I am a graduate of The Royal School of Mines, Imperial College, London University, U.K. in Mining Engineering (Mineral Technology)

I have worked in the mineral processing industry all my working life as shown below:

1993 to Present: worked on occasional projects for Denison, including potential investment evaluation and the closing of the Elliot Lake site.

1982 to 1993: Denison, as Manager of Surface Operations and Manager of Processing. I was responsible for all aspects of surface operations including the uranium and yttrium metallurgical plants, mechanical workshops, utilities, mine hoists, ventilation fans and laboratories.

1974 to 1981: Tara Mines, Ireland, as Manager of Processing. I was responsible for metallurgical test work, design, commissioning and start-up of a large lead-zinc concentrator including a ship loading terminal.

1969 to 1973: Noranda Mines, as Mill Superintendent at Gaspé Copper and Horne Division.

1966 to 1969: Texas Gulf Sulphur, Timmins as Metallurgical Engineer.

1964 to 1966: Noranda Mines, Quebec, as Metallurgist.

1961 to 1963: Rhodesian Selection Trust, Zambia, as Metallurgist.

- By virtue of my education, professional affiliation and experience I am a qualified person for portions of the report dealing with metallurgy and processing.
- I am not independent of Denison Energy Inc. in accordance with the requirements of National Instrument 43-101 and its Companion Policies by virtue of the fact that I own shares of Denison Energy Inc.
- I have authoured or coauthoured the following sections of the report: Section 18, Mineral Processing and Metallurgical Testing and Section 23.2 Processing and Recoverability.
- I have read the written report entitled Report on Reserves and Resources of Denison Energy Inc. McClean Lake and Midwest Area, Saskatchewan and dated October 10th 2003, and do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

- I have read National Instrument 43-101 and its companion policy 43-101F1 and the technical report has been prepared in accordance with their requirements with the exception that I have not personally visited the properties. However, a joint authour, Wm. Kerr has carried out such visits on a number of occasions.

- I consent to the filing of this report, when done so in its entirety, with any stock exchange or securities related regulatory authority and any publication by them including in electronic format available to the public.

Dated this 16th day of October of 2003

____
H.C. Counsell

27 Appendix 1: Mineral Lease and Claim Information

Table 36 : Claim Information - McClean Lake

COMPANY	PARTICIPATING INTEREST
COGEMA	70.0%
DENISON	22.5%
OURD	7.5%

	Leases	LEASES Hectares	Issue Date	Renewal Due
	ML5513	366	1996-Apr-12	2006-Apr-12
	ML5514	614	1996-Apr-12	2006-Apr-12
Total Leases	2	980		

	Claims	CLAIMS Hectares	Lapse Date
	S106522	65	2023-Nov-09
	S106523	19	2023-Nov-09
	S106520	772	2023-Nov-09
	S106525	28	2023-Nov-09
	S106526	43	2023-Nov-09
	S106528	215	2023-Nov-09
	S106531	794	2023-Nov-09
	S106532	71	2023-Nov-09
	S106535	1,141	2023-Nov-09
Total Claims	9	3,148	

Table 37 : Claim Information - Midwest

COMPANY	PARTICIPATING INTEREST
COGEMA	54.84%
REDSTONE	20.70%
TENWEST (DENISON)	19.96%
OURD	4.50%

Group	Lease	LEASES Hectares	Due Date	Renewal Due
45035	ML5115	556	1973-Dec-02	2003-Dec-02
45035	ML5264	446	1978-Dec-02	2008-Dec-02
45035	ML5265	424	1978-Dec-02	2008-Dec-02
Totals	3	1426		

28 Appendix 2: Specific Gravity Measurements and Estimates

28.1 Midwest Deposit

Densities used by previous operators for determining tonnage factor include a combination of measured density by rock type (for samples recording less than 1.5% U_3O_8) measured densities for mineralized rock where available and an empirically derived formula based on assays for U and Ni.

28.1.1 Canada Wide Mines Limited Conventions

Denison (1990 Appendix 3.C) reports the following methods for estimating specific gravity:

1. Where possible, specific gravities of samples were physically measured (dry bulk density). Measured specific gravities at Midwest range from 1.39 to 6.16.

2. Where no measured value exists and the sample is considered low-grade (<1.5% U_3O_8), the specific gravity was estimated according to rock type as follows:

Table 38 : Specific Gravities used by CWML for Unmineralized Rock

Rock Type	S.G.
Sandstone, Conglomerate	2.30
Altered Sandstone	2.20
Mudstone, Regolith	2.10
Basement Gneiss	2.15
Altered Gneiss	2.10

3. Where no measured specific gravity value exists and the sample is considered high-grade, specific gravity was "calculated" according to a semi-empirical relationship between specific gravity, weight % Nickel and weight % Uranium.

$$SG_c = (94.90)/((14.6P) + 13N(1-P) + 47.45(1-P)(1-N)$$

where P= U assay (decimal) x 2.144
N= Ni assay (decimal) x 2.95
SG_c = Specific Gravity of the core sample

This formula was derived from 119 measured samples and subsequently checked for 683 samples for which %U was greater than 2, %Ni was greater than 0 and specific gravity measurements were available.

28.1.2 Canada Wide Minerals Limited Method of Measuring Density

Trigg (1990) reports that he was informed verbally concerning the method used by CWML for measuring density as follows:

1. Select about one-half of the available whole core
2. Weigh the sample. This was referred to as the "fresh weight"
3. Immerse the sample in a graduated column filled with water and, in some cases, a small amount of polydrill, which was added in an attempt to avoid disintegration of the sample.
4. Measure the volume of displaced water.
5. Weigh the sample, This was referred to as the "wet weight".
6. Dry in oven with temperatures sufficient to dry sample but not cause deterioration.
7. Weigh the sample. This was referred to as the "dry weight".
8. Calculate the "dry bulk density" by dividing dry weight by volume of displaced water.

28.1.3 CWML Minerals and Trigg (1990) Estimates of Rock Density

Trigg (1990a) reviewed density data and examined the densities used by Esso Minerals for unmineralized rock (<1.5% U_3O_8) as follows:

Table 39 : Unmineralized Densities - Trigg 1990 and CWML Minerals

ROCK TYPE	UNIT	DENSITY TRIGG (1990)	NUMBER OF MEASUREMENTS	DENSITY CWML
Diabase	13	2.7	1	not stated
Mudstone	12a or 22	2.2	6	2.1
Sandstone /Conglomerate	12b, 12c	2.3	233	2.3
Clay	11	2.0	43	2.0
Pegmatite	10a	2.1	2	not stated
Quartz Feldspar Biotite Gneiss	8	2.1	15	2.15
Porphyroblastic Gneiss	7	2.2	2	2.15
Altered Gneiss		no data		2.10

Table 40 : Unmineralized Specific Gravity Used by Reedman

Unit	Specific Gravity
Sandstone	2.3
Altered sandstone	2.2
Basement	2.15
Altered Basement	2.10

28.1.4 Bulk Density for Mineralized Rock

The Reedman estimate was carried out using the following conventions for specific gravity:

1. Where possible measured specific gravities were used.

3. Where no measured specific gravity value existed and the sample is considered high-grade the specific gravity was estimated using the following formula:
4.

$$SG_c = 94.90/\,((14.6P)+13N(1-P) + 47.45(1-P)(1-N))$$

where:

$P=U_3O_8$ % assay in decimal form x 2.144
N= Ni % assay in decimal form x 2.95
SG_c = specific gravity estimated for the core sample

Trigg (1990a) reviewed the methods and formulas used by CWML for the estimation of density of material with greater than 1.5% U_3O_8. Trigg concluded that the density formula underestimated the overall density by about 4%, particularly when U_3O_8 values are greater than 10 per cent. He recommended the following formula for cases where U_3O_8 assayed greater than 12 per cent:

$$D_d = 1.91 + 0.0561 \times (U_3O_8\% + Ni\%)$$

where D_d = Derived density
U_3O_8 % = U_3O_8 % as assayed.
Ni % = Ni% as assayed.

28.1.5 Other

Demange (undated) carried out additional statistical analysis concerning the relationship between density and various metal value assays. The best predictor which he examined involved a combination of U and Ni. No recommendations were made in this report.

28.2 Sue and McClean Deposits

Corman (1992) documented the methodology for density measurements (which were subsequently used to develop formulas for density estimates based on metal content) as follows:

> In the field wet bulk density sampling was performed by Minatco personnel using the following procedures:
>
> 1) A geologist present at the time of drilling, tightly wraps a thin plastic film around pieces of core in order to retain the cores moisture content and keep the samples saturated.
> 2) Core is carefully transported (minimizing disturbance and without allowing samples to freeze) back to camp for testing. Desaturation due to release of dissolved gas and air, as a result of depressurization of the samples after their retrieval from underground is considered significant.
> 3) Individual core samples are selected and weighed in air and in near freezing water. The bulk volume of the sample is then determined based on the Archimedes principle by comparing the weights of the sample in air and water (the buoyant weight).
> 4) The sample is identified (assay sample tag) and described and sent whole to the assay laboratory for further analysis.

5) The assay lab determines the grades of the U_3O_8 , Ni, As, Mo, V and Pb associated with each particular sample as well as determining a dry weight of the entire sample.
6) The Bulk dry density (t/ m^3) = Dry Weight / Bulk Volume = Dry Weight / (Wet weight – buoyant weight).

28.3 Sue A Deposit

Richardson (1992) reported that the following formula was used by operators prior to 1992 for the estimation of specific gravity:

Density = 1/(0.452-0.00326 x (%U_3O_8))

Kilborn (1990) used the following formula which incorporates nickel and arsenic assays.

Density = 1/(0.452 –0.00326*(%U_3O_8 +%Ni+%As)).

The writers have not determined what specific gravity estimate method has been used by Cogema.

The writers have estimated the specific gravity for Sue A using the same formula as that used by Kilborn (incorporating Ni and As).

28.4 Sue B Deposit

Richardson (1992) reported that the following formula was used by operators prior to 1992 for the estimation of specific gravity:

Density = 1/(0.452-0.00326 x (%U3O8))

The writers have not determined what specific gravity estimate method was used by Cogema

The writers have used the formula reported by Richardson for the estimate of specific gravity.

28.5 Sue E Deposit

Corman, 1992 provided the following description of the development of density determinations for all of the deposits on the McClean Lake Property and specifically for Sue E:

> "As is now Minatco's standard procedure in ore reserve estimates a specific density equation is developed for each individual deposit. The density equations calculated are based on the density model developed by P. Golightly INCO (while working on the McClean deposits) relating measured dry bulk densities to assayed U_3O_8 grades.
>
> With addition [sic] testing done by Minatco and reviewed by consultants, the original Golightly equation has been modified to fit better with the changing metallurgy and styles of mineralization of the projects various deposits.

From one diamond-drill hole (S457), 116 samples were collected and tested in the field for density values. .... "

Corman reported that the following equation was recommended for Sue E:

Dry bulk density (t/m^3) = $1/(0.437-0.0026(U_3O_8\ \%+Ni\%+As\%))$

Grove (2003b) reported a uniform specific gravity of 2.3 was used by Cogema for estimating resources and reserves at Sue E: He also reported that the use of the following formula gave very similar results:

SG = 1/(0.4261-(0.0003425*1.179245*grade in kg/t U))

The writers have estimated the specific gravity using the formula developed by Corman for Sue E.

28.6 McClean North Deposit

Richardson (1992) reported that the following formula was used by operators prior to 1992 for the estimation of specific gravity:

Density = $1/(0.452-0.00326 \times (U_3O_8\ \%))$

Grove (2003a) reported that use of the above formula is being retained by Cogema for estimates on the McClean deposit.

28.7 Specific Gravity for Non-Sampled Material

The following specific gravities were assumed for non-sampled material:

Midwest	2.10 for unconformity "ore" inside the solid 2.10 for basement ore inside the solid 2.20 for perched ore in the sandstone 2.30 for sandstone (i.e. all rock above the basement) outside of the solid 2.15 for basement, outside of the solid
Sue A	2.30 for rock above the unconformity 2.28 for rock in the basement
Sue B	2.30 for rock above the unconformity 2.28 for rock within the basement
Sue E	2.30 for rock above the unconformity 2.28 for rock within the basement
McClean	2.30 for rock above the unconformity 2.28 for anything within the basement

29 APPENDIX 3 – U_3O_8 GRADE DISTRIBUTION

29.1 Midwest

N = 2,554 samples within solid
Mean = 5.60 %
Median = 1.0 %
Range 0 to 50.3

Observations:
Two distinct and well defined populations each with approximate log normal distribution

Approximate mode of 1st population is 1.0%
Mode of second population is approximately 25%.

Decile Analysis

Decile	$\%U_3O_8$
10%	0.07
20%	0.17
30%	0.32
40%	0.58
50%	1.00
60%	1.92
70%	3.95
80%	10.70
90%	20.84
within top decile	
95%	25.41
98%	30.9
99%	36.5


Cumulative Frequency
99.50
99.00
98.00
95.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
5.00
0.01
0.10
1.00
10.00
100.00
U3O8 %



Figure 37 : Midwest U_3O_8 Cumulative Frequency Distribution and Frequency Distribution

29.2 Sue A

N= 395 Samples within solid
Mean = 1.70 % U_3O_8
Median = 0.33 % U_3O_8
Range 0 to 30.36 %U_3O_8

Decile Analysis

Decile	% U_3O_8				
10%	0.03	60%	0.53	within top decile	
20%	0.09	70%	0.85	95%	9.85
30%	0.16	80%	1.76	99%	21.0
40%	0.24	90%	3.95		
50%	0.33				


Sue A U3O8 %
Frequency Distribution
Within Solids
Frequency %
U3O8 %


Sue A U3O8 %
Cumulative Frequency Distribution
Within Solids
Cumulative Frequency %
U3O8 %

Figure 38 : Sue A Frequency and Cumulative Frequency U_3O_8

29.3 Sue B

N = 770 samples within solid
Mean = 0.83%
Median = 0.34
Range 0 to 16.51

Decile Analysis

Decile	% U_3O_8			within top decile	
10%	0.09	60%	0.50	95%	3.0
20%	0.14	70%	0.72	99%	7.1
30%	0.19	80%	1.04		
40%	0.25	90 %	1.89		
50%	0.34				


Sue B U3O8%
Frequency Distribution
Within Solids
Frequency %
U3O8 %


Sue B U3O8 %
Cumulative Frequency %
Within Solids
Cumulative Frequency %
U3O8%

Figure 39 : Sue B Frequency and Cumulative Frequency Distribution U_3O_8%

29.4 Sue E

N = 1,864 samples within solid
Mean = 1.68% U_3O_8
Median = 0.34
Range 0 to 71.71%

Decile Analyis

Decile	% U_3O_8			within upper decile	
10%	0.03	60%	0.53	95%	6.8
20%	0.09	70%	0.84	99%	29.6
30%	0.15	80%	1.41		
40%	0.22	90%	3.3		
50%	0.34				


Sue E U3O8%
Frequency Distribution
Within Solids
Frequency %
U3O8 %


Sue E U3O8%
Cumulative Frequency Distribution
Within Solids
Cumulative Frequency %
U3O8%

Figure 40 : Sue E Frequency and Cumulative Frequency Distribution U_3O_8%

29.5 McClean North

N = 958 samples within solids
Mean = 7.22% U_3O_8
Range 0 to 98% U_3O_8
Statistics carried out on composites of 1 metre
N= 320 composites
Mean = 6.31 % U_3O_8
Median = 2.3%
Range 0.0002% to 67.37% U_3O_8

Decile Analysis on Composites

Decile	% U_3O_8			within upper decile	
10%	0.23	60%	3.67%	95%	27 %
20%	0.53	70%	5.4	99%	60
30%	1.02	80%	8.5		
40%	1.58	90%	17		
50%	2.28				


McClean North Pods
Frequency Distribution
1 metre composites within solids
Frequency %
%U3O8


McClean Pods
Cumulative Frequency Distribution
1 metre composites within solids
Cumulative Frequency %
U3O8%

Figure 41 : McClean North Frequency and Cumulative Frequency Distribution U_3O_8%

30 Appendix 4 – Whittled® Pit Shell and Preliminary Designed Pit Criteria

30.1 Midwest

In order to estimate what portion of the "in-place" resource is economically accessible by open pit the writers carried out a two stage process involving: 1) optimization of a pit shell using Whittle® software and 2) preliminary design of a pit with ramps.

Whittle® Pit Shell

An optimized pit shell, containing 33.5 million pounds U_3O_8 and a total of 48.7 million tonnes of rock and overburden was determined using Whittle® software using the following criteria:

Uranium Price $Cdn 22.00 /lb. U_3O_8

Pit Slopes

Benches in Pit (metres)	Bench Height (metres)	Berm Width (metres)	Bench Face Angle	Inter Ramp Angle
Surface to 472 Toe	5	10	76°	
472-352	12	7.44	76°	49°
352-292	12	9.68	70°	40.5°
292-280	12	-	65°	38°

Mining Cost / Tonne of Rock Mined. (Includes hauling costs for ore to JEB Mill)

Material	$Cdn /Tonne
Ore	17.09
Waste Rock	1.32
Overburden	0.89

Other Cost / Tonne Mined

Concept	$Cdn/Tonne
Cogema Administration	0.16
Site Support	0.20
Supervision Tech Services and Construction Management	0.48
Total	0.84

Milling Costs / pound U_3O_8 produced $Cdn 4.16 / lb of U_3O_8

Other

Royalties, shipping and other post-production charges $ 2.00 / lb. U_3O_8

Preliminary Pit Design

A preliminary design, containing 29.9 million pounds of U_3O_8 and a total of 65.7 million tonnes of rock and overburden was constructed for the "Whittled®" pit shell described in the previous section.

A second attempt was made to design a pit which would extract more of the 33.5 million pounds of U_3O_8 that was in the Whittle® shell. This second pit, which has a slightly larger "footprint", contained 34 million pounds U_3O_8 and 70.3 million pounds of rock and overburden. Subsequent inspection of the pits and the block model showed that the second pit had extracted low-grade blocks which would "not pay" (i.e. were not in the Whittle® shell).

The writers recognize that the final pit optimization will come with several more iterations of the pit design process and have concluded that the final pit will extract 33.5 million pounds U_3O_8 and approximately 68.4 million tonnes of rock, including overburden, waste rock and ore.

30.2 Sue A

In order to estimate what portion of the "in-place" resource is economically accessible by open pit the writers identified an optimized pit using Whittle® Software using the following criteria.

Uranium Price $Cdn 22.00 /lb U_3O_8

Pit Slopes (note that the southwest wall of the Sue A pit will daylight into the mined-out Sue C pit)

Pit Wall	Angle
East Wall	43°
Southeast Wall	43°
Northwest Wall	52°

Mining Cost / Tonne of Rock Mined. (Includes hauling costs for ore to JEB Mill)

Material	$Cdn /Tonne
Ore	3.96
Waste Rock	2.96
Overburden	2.96

Other Costs / Tonne of Rock Mined

Administration, Site Support, Technical Services etc. $ 0.80 / tonne mined.

Milling Costs / pound U_3O_8 produced $Cdn 4.67 / lb. of U_3O_8

Other Royalties, shipping and other post-production charges $ 2.00 / lb. U_3O_8

Whittled® Pit vs. Designed Pit

The writers have assumed that a designed pit will approximate the Whittled® pit since access is facilitated by the adjacent mined-out Sue C pit.

Cogema has carried out preliminary designs for the pit to access Sue A as illustrated in Figure 42.



Figure 42 : Cogema Conceptual Design of Sue A Pit with Access

30.3 Sue B

In order to estimate what portion of the "in-place" resource is economically accessible by open pit the writers carried out a two stage process involving: 1) optimization of a pit shell using Whittle® software and 2) preliminary design of a pit with ramps.

Whittled® Pit

Uranium Price $Cdn 22.00 /lb U_3O_8

Pit Slopes

Pit Wall	Angle
East Wall	45°
West Wall	45°
South Wall	45°
North Wall	45°

Mining Cost / Tonne of Rock Mined. (Includes hauling costs for ore to JEB Mill)

Material	$Cdn /Tonne
Ore	5.08
Waste Rock	2.96
Overburden	2.96

Other Costs / Tonne of Rock Mined

Administration, Site Support, Technical Services etc. $ 1.30 / tonne mined.

Milling Costs / pound U_3O_8 produced $Cdn 4.67 / lb of U_3O_8

Other

Royalties, shipping and other post-production charges $ 2.00 / lb. U_3O_8

Preliminary Pit Design.

A preliminary pit was designed with ramps by the writers with the following criteria:

Bench Height	2 x 6 metre
Berm Width	6 metres
Batter Slope	76°
Ramp Width	16 metres
Ramp Grade	10% if necessary 12% for last bench or 2 if required
Overburden slope	2 to 1 - 63.4°
Ultimate crest to toe	38° (east wall) 47° (north wall)

The designed pit approximates closely the Whittled® optimized pit.

30.4 Sue E

In order to estimate what portion of the "in-place" resource is economically accessible by open pit the writers carried out a two stage process involving: 1) optimization of a pit shell using Whittle® software and 2) preliminary design of a pit with ramps.

Whittled® Pit

Uranium Price $Cdn 22.00 /lb U_3O_8

Pit Slopes

Pit Wall	Angle
East Wall	42°
West Wall	42°
South Wall	42°
North Wall	42°

Mining Cost / Tonne of Rock Mined. (Includes hauling costs for ore to JEB Mill)

Material	$Cdn /Tonne
Ore	5.08
Waste Rock	2.68
Overburden	2.68

Other Costs / Tonne of Rock Mined

Administration, Site Support, Technical Services etc. $ 0.30 / tonne mined.

Milling Costs / pound U_3O_8 produced $Cdn 4.67 / lb of U_3O_8

Other

Royalties, shipping and other post-production charges $ 2.00 / lb. U_3O_8

Preliminary Pit Design

A preliminary pit was designed using the following criteria:

Bench Height	1 x 12 metre
Berm Width	8 metres
Batter Slope	76°
Ramp Width	24 metres
Ramp Grade	10%
Overburden slope	2 to 1 63.4°

31 Appendix 5 – Interpolation Parameters for Reserve and Resource Categorization

Variograms were produced at 15 degree horizontal increments for each deposit and separate zones in each deposit. The variograms were examined to determine appropriate search directions and distances.

MIDWEST BLOCK MODEL INTERPOLATION PARAMETERS ($1/d^3$)

All directions refer to the drilling grid (same as the Local Mine Grid for Midwest)

Measured (Code – 1) Assumed to be up to the lag distance at 2/3's of the sill height.

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range(m)	Across Dip Range(m)	Min # Sample	Max # Sample
SOUTH	45	135	0	5	5	7.5	3	12
NORTH	45	45	0	5	8	7.5	3	12
PERCHED	45	315	0	5	5	7.5	3	12

Indicated (Code – 2) Assumed to be the lag distance at the sill height.

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range(m)	Across Dip Range(m)	Min # Sample	Max # Sample
SOUTH	45	135	0	7	7	7.5	2	8
NORTH	45	45	0	10	20	7.5	2	8
PERCHED	45	315	0	10	10	10	2	8

Inferred (Code – 3) Assumed to be the distance at which the variogram no longer plateaus. i.e. there is no more relationship between pairs).

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range(m)	Across Dip Range(m)	Min # Sample	Max # Sample
SOUTH	45	135	0	20	40	10	1	4
NORTH	45	135	0	20	40	10	1	4
PERCHED	45	315	0	20	20	20	1	4

SUE 'A' BLOCK MODEL INTERPOLATION PARAMETERS ($1/d^3$)

Measured (Code – 1) Assumed to be up to the lag distance at 2/3's of the sill height.

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range(m)	Across Dip Range(m)	Min # Sample	Max # Sample
MAIN	90	0	0	10	10	10	3	12

Indicated (Code – 2) Assumed to be the lag distance at the sill height.

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range(m)	Min # Sample	Max # Sample
MAIN	90	0	0	20	20	20	2	8

Inferred (Code – 3) Assumed to be the distance at which the variogram no longer plateaus. i.e. there is no more relationship between pairs).

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range(m)	Min # Sample	Max # Sample
MAIN	90	0	0	40	40	40	1	4

SUE 'B' BLOCK MODEL INTERPOLATION PARAMETERS ($1/d^3$)

Measured (Code – 1) Assumed to be up to the lag distance at 2/3's of the sill height.

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range(m)	Min # Sample	Max # Sample
UPPER	90	0	0	8	8	8	3	12
LOWER	90	0	0	11	11	11	3	12

Indicated (Code – 2) Assumed to be the lag distance at the sill height.

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range(m)	Min # Sample	Max # Sample
UPPER	90	0	0	18	18	18	2	8
LOWER	90	0	0	25	25	25	2	8

Inferred (Code – 3) Assumed to be the distance at which the variogram no longer plateaus. i.e. there is no more relationship between pairs).

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range(m)	Min # Sample	Max # Sample
UPPER	90	0	0	40	40	40	1	4
LOWER	90	0	0	40	40	40	1	4

SUE 'E' BLOCK MODEL INTERPOLATION PARAMETERS ($1/d^3$)

Measured (Code – 1) Assumed to be up to the lag distance at 2/3's of the sill height.

ZONE	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range(m)	Min # Sample	Max # Sample
MAIN	90	0	0	6	6	6	3	12

Indicated (Code – 2) Assumed to be the lag distance at the sill height.

ZONE	Dip Dir.	Strike	Dip	Dip Range(m)	Strike Range (m)	Across Dip Range(m)	Min # Sample	Max # Sample
MAIN	90	0	0	15	15	15	2	8

Inferred (Code – 3) Assumed to be the distance at which the variogram no longer plateaus. i.e. there is no more relationship between pairs).

ZONE	Dip Dir.	Strike	Dip	Dip Range(m)	Strike Range (m)	Across Dip Range(m)	Min # Sample	Max # Sample
MAIN	90	0	0	40	40	40	1	4

32 APPENDIX 6 – BLINDSHAFT BORING COST BASIS

The resource estimate at McClean North is based on the assumption of exploitation by Blindshaft Boring methods. Evaluations have been carried out in the past to consider the use of the method at Midwest and capital and operating cost estimates for drilling were received from Zeni Drilling Company in 2001. (Zeni, 2001). Estimates for a separation plant are derived from an evaluation carried out by Cogema related to Midwest.

Method Description

The Blindshaft Boring method involves:

1. Drill delineation hole to accurately spot boreholes (one delineation hole for 4 production holes is assumed for this study). Small-diameter directionally-controlled pilot holes may be required to control borehole deviation in which case pilot holes can also serve as delineation holes.
2. Surface case borehole as required (an average overburden thickness of 5 metres has been assumed in this study).
3. Mobilize boring machine to borehole collar.
4. Bore 1.5-metre diameter borehole to top of ore zone (average depth of 165 metres has been assumed).
5. Ream 3.65-metre diameter through ore zone. (8 metres of reaming from above, to below the ore has been assumed).
6. Recover ore in surface separation plant.
7. Backfill with cemented fill to surface.
8. Mobilize boring machine to next collar.

Capital Cost Estimate

Item	**$ Cdn x 1,000**	
Administration, Overhead and Fees		720
Site Support,		288
Site Services		195
Surface Capital		
Surface Electrical	1,000	
Drill Pad Construction	700	
Mobile Equipment	5,600	
Water Treatment	200	
Mine Backfill	1,000	
Ore Conditioning and Handling	3,407	
Collection/Monitoring Ponds	1,744	
Subtotal Surface Capital		13,651
TOTAL		**14,854**

Operating Cost Estimate

The operating cost estimate is based on drilling 193 holes with an average depth of 165 metres to the top of ore and reaming 8 metres from above to below the ore zone.

Item	Unit Cost	$Cdn x 1,000	
Administration			462
Site Support			3,728
Site Services			3,280
Mine Production			
Boring	85,000/hole	16,405	
Backfilling	19,125/hole	3,691	
Waste Rock Handling	3,850/hole	743	
Ore Transportation	1,350/hole	261	
JEB Mill Processing	3.47 / lb U_3O_8	16,926	
SUBTOTAL Mining and Processing			38,026
TOTAL OPERATING COST			**45,496**

CORPORATE ACCESS NUMBER: 2010985915

RECEIVED

2005 APR 29 A 11:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

CALFRAC WELL SERVICES LTD.
AMENDED ITS ARTICLES ON 2005/02/07.

REGISTRAR OF CORPORATIONS

BUSINESS CORPORATIONS ACT

Alberta

ARTICLES OF AMENDMENT

1. Name of Corporation	2. Corporate Access Number
CALFRAC WELL SERVICES LTD.	**2010985915**

3. Pursuant to subsection 173(1)(f) of the *Business Corporations Act* (Alberta), the Articles of the Corporation are hereby amended by changing each of the issued and outstanding Common Shares of the Corporation into two (2) Common Shares.

4. DATE	SIGNATURE	TITLE
February 7, 2005	[signature]	C.F.O.

REGISTERED ON
THE ALBERTA REGISTRIES
CORES SYSTEM
FEB 07 2005

DMSLegal\031376\00056\1991178v1

CORPORATE ACCESS NUMBER: 2010985915

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

CALFRAC WELL SERVICES LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2004/03/24.

REGISTRAR OF CORPORATIONS

BUSINESS CORPORATIONS ACT

Alberta

Articles of Amalgamation

1. Name of Amalgamated Corporation

CALFRAC WELL SERVICES LTD.

2. The classes of shares, and any maximum number of shares that the corporation is authorized to issue:

The attached Schedule of Share Capital is incorporated into and forms part of this form.

3. Restrictions on share transfers (if any):

None

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Not less than 3 directors and not more than 15 directors.

5. If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

None.

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The attached Schedule of Other Provisions is incorporated into and forms part of this form.

7. Name of Amalgamating Corporations	Corporate Access Number
Denison Energy Inc.	2010958995
Calfrac Well Services Ltd.	208594358

4. DATE	SIGNATURE	TITLE
March 24, 2004	[signature]	Director

REGISTERED ON THE ALBERTA REGISTRIES CORES SYSTEM MAR 24 2004

(31376-56/YBR) S:\C4\CORPSERV\ALF\CJB\4582.DOC

SCHEDULE OF SHARE CAPITAL

The Class A Common Shares of Calfrac Well Services Ltd. ("the Corporation") shall be called "Common Shares" and shall have attached thereto the following special rights and restrictions:

(a) Voting

The holders of the Common Shares or a fraction thereof shall be entitled to receive notice of or to attend and vote at all meetings of the shareholders of the Corporation.

(b) Dividends

Subject to the rights of holder of any other class of shares, the holders of the Common Shares shall in each year, in the discretion of the directors, be entitled out of the monies lawfully available for dividends to pay such non-cumulative, non-preferential dividends payable at such times and in such amounts as may be determined in the absolute discretion of the Directors from time to time.

(c) Liquidation, Dissolution or Winding-Up

Subject to the rights of the holders of any other class of shares, in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation shall be distributed rateably to the holders of the Common Shares.

SCHEDULE OF OTHER PROVISIONS

In addition to, and without limiting such other powers which the Corporation may by law possess, the directors of the Corporation may without authorization of the shareholders:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation; and

(c) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

RECEIVED

2005 APR 29 A 11:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CALFRAC WELL SERVICES LTD.

BY-LAW NO. 1

S:\c4\corpserv\ALF\MLS\19411.DOC

INDEX

CALFRAC WELL SERVICES LTD.

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of CALFRAC WELL SERVICES LTD. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the *Business Corporations Act* (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b) "board" means the board of directors of the Corporation;

(c) "by-laws" means the by-laws of the Corporation from time to time in force and effect;

(d) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2. The Corporation shall at all times have a registered office within Alberta. Subject to subsection (4) of section 20 of the Act, the directors of the Corporation may at any time:

(a) change the address of the registered office within Alberta;

(b) designate, or revoke or change a designation of, a records office within Alberta; or

(c) designate, or revoke or change a designation of, a post office box within Alberta as the address for service by mail of the Corporation.

SEAL

3. The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

DIRECTORS

4. Number. The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors. Subject to subsection (4) of section 105 of the Act, at least half of the directors shall be resident Canadians.

5. Vacancies. Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

6. Powers. Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute.

7. Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a) act honestly and in good faith with a view to the best interests of the Corporation; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8. Qualification. The following persons are disqualified from being a director of the Corporation:

(a) anyone who is less than 18 years of age;

(b) anyone who

(i) is a dependent adult as defined in the *Dependent Adults Act* or is the subject of a certificate of incapacity under that Act,

(ii) is a formal patient as defined in the Mental Health Act,

(iii) is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both, or

(iv) has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c) a person who is not an individual; and

(d) a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

9. Term of Office. A director's term of office (subject to the provisions, if any, of the Corporation's articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

10. Election. Subject to sections 106 and 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

11. Consent to Election. A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.

12. Removal. Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

13. Vacation of Office. A director of the Corporation ceases to hold office when:

(a) he dies or resigns;

(b) he is removed from office; or

(c) he becomes disqualified.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

14. Validity of Acts. An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification. An act of the directors or a committee of directors is valid notwithstanding non-compliance with paragraphs 4, 21 or 23 hereof.

MEETINGS OF DIRECTORS

15. Place of Meeting. Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16. Notice. Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than forty-eight (48) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17. Waiver of Notice. Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18. Omission of Notice. The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

19. Telephone Participation. A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

20. Adjournment. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

21. Quorum and Voting. Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least half of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.

22. Resolution in Lieu of Meeting. Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

COMMITTEES OF DIRECTORS

23. General. The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least half of whom shall be resident Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f) pay a commission referred to in section 42 of the Act;

(g) approve a management proxy circular;

(h) approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i) adopt, amend or repeal by-laws of the Corporation.

Notwithstanding the foregoing and subject to the articles or any unanimous shareholder agreement, the directors may, by resolution, delegate to a director, managing director or committee of directors the power to:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) subject to section 45 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

24. Audit Committee. Subject to subsection (3) of section 171 of the Act, if any of the issued shares of the Corporation, or securities of the Corporation which may or might be exchanged for or converted into shares of the Corporation, were part of a distribution to the public and the Corporation has more than fifteen shareholders, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25. Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

26. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

CONFLICT OF INTEREST

27. A director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material

interest in any person who is a party to a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract. If a material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved. This paragraph is subject to any unanimous shareholder agreement.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

28. No director or officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

29. (1) Subject to section 124 of the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2) The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in subparagraph 29(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

(3) Notwithstanding anything in this paragraph 29, a person referred to in subparagraph 29(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a) was substantially successful on the merits of his defence of the action or proceeding; and

(b) fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

OFFICERS

30. Appointment of Officers. Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board and shall appoint a President and a Secretary and if deemed advisable may appoint one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he

may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

31. Removal of Officers and Vacation of Office. Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

32. Vacancies. If the office of President, Vice-President, Secretary, Assistant Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 30 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.

33. Chairman of the Board. The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.

34. President. The President shall be the chief executive officer of the Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

35. Vice-President. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments in writing as require his or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

36. Secretary. The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (3) and (5) of section 21 of the Act. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

37. Treasurer. Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

38. Assistant Secretary and Assistant Treasurer. The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or them by resolution of the directors.

39. Managing Director. The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 115 of the Act. The Managing Director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors.

40. Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

41. Annual Meeting. Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Alberta determined by the directors on such day in each year and at such time as the directors may determine.

42. Special Meetings. The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place within Alberta as the directors may determine.

43. Meeting on Requisition of Shareholders. The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

44. Notice. A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 131 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.

A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

45. Waiver of Notice. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the

auditor of the Corporation in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

46. Omission of Notice. The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

47. Record Dates. The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

 (i) at the close of business on the last business day preceding the day on which the notice is sent; or

 (ii) if no notice is sent, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

48. Chairman of the Meeting. In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

49. Votes. Votes at meetings of shareholders may be given either personally or by proxy. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands.

At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a ballot at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name. In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

50. Right to Vote. Subject to section 139 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

51. Proxies. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

> The undersigned shareholder of ____________________ hereby appoints ________________________ of ______________________, whom failing, ______________________ of ______________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ___ day of _______, 20__ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.
>
> Dated the ___ day of _________, 20__.
>
> ______________________________
>
> Signature of Shareholder

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman of the meeting of shareholders may in his discretion accept any written communication (including without limitation any telecopy, telegram, cable or telex) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.

52. Telephone Participation. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

53. Adjournment. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) days, subsection (1) of section 149 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

54. Quorum. Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

55. Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.

SHARES AND TRANSFERS

56. Issuance. Subject to the articles, any unanimous shareholder agreement and to section 30 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

57. Security Certificates. A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 48 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate may be printed or otherwise mechanically reproduced on it. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

58. Agent. The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

59. Dealings with Registered Holder. Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

60. Surrender of Security Certificates. Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

61. Defaced, Destroyed, Stolen or Lost Security Certificates. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporation's agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 67 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the

Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

62. Enforcement of Lien for Indebtedness. Subject to subsection (8) of section 48 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or his legal representative or as he shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person.

DIVIDENDS

63. The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a) the Corporation is, or would be after the payment be, unable to pay its liabilities as they become due; or

(b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 43 of the Act, the Corporation may pay a dividend in money or property.

64. In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

65. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

66. Service. Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a) the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

67. Failure to Locate Shareholder. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

68. Shares Registered in More than one Name. All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

69. Persons Becoming Entitled by Operation of Law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

70. Deceased Shareholder. Any notice or document sent to any shareholder in accordance with paragraph 66 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

71. Signatures upon Notices. The signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

72. Computation of Time. All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the Interpretation Act, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

73. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CUSTODY OF SECURITIES

74. All securities (including without limitation warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

75. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by the President alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the

Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by the President to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of the President or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FISCAL PERIOD

76. The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

ENACTED the 21st day of June, 2004.

President

Secretary

CALFRAC WELL SERVICES LTD.

BY-LAW NO. 2

A by-law respecting the borrowing of money, the giving of guarantees and the giving of security by CALFRAC WELL SERVICES LTD. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

The directors of the Corporation may from time to time:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation;

(e) delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this by-law to such extent and in such manner as the directors shall determine at the time of each such delegation.

In the event any provision of any other by-law of the Corporation now in force is inconsistent with or in conflict with any provision of this by-law, the provisions of this by-law shall prevail to the extent necessary to remove the inconsistency or conflict.

This by-law shall remain in force and be binding upon the Corporation as regards any party acting on the faith thereof until a copy, certified by the Secretary of the Corporation, of a by-law repealing or replacing this by-law shall have been received by such party and duly acknowledged in writing.

ENACTED the 21st day of June, 2004.

D.R. Ramsay
~~President~~ | Secretary

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

June 7, 2004

VIA SEDAR

Autorité des Marchés Financiers
800, square Victoria, 22 etage
Tour de la Bourse
C.P. 246
Montréal, Quebec
H4Z 1G3

Attention: Nathalie Lacroix

Dear Ms. Lacroix:

Re: Calfrac Well Services Ltd.

Further to your letter of May 27, 2004, we hereby confirm on behalf of Calfrac Well Services Ltd. (formerly Denison Energy Inc.) (the "Corporation") that no securities of the Corporation were distributed in the province of Quebec pursuant to exemptions from the prospectus requirements contained in section 52 of the *Securities Act* (Quebec) in the financial year ended December 31, 2003.

Please call me directly should you have any concerns with respect to the foregoing.

Kind regards,

BENNETT JONES LLP

(signed) *"Mark Paslawski"*

MP/llm

cc Lorraine Graham (Calfrac Well Services Ltd.)

APPENDIX A

NOTICE PURSUANT TO SECTION 50 OF THE *SECURITIES ACT* (QUÉBEC) AND SECTION 106 OF THE *REGULATION UNDER THE SECURITIES ACT* (QUÉBEC)

***Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the application letter to which this Appendix A is attached and/or the Denison Information Circular.*

1. **THE NAME AND ADDRESS OF EACH OF THE LEGAL PERSONS INVOLVED IN A MERGER OR A CAPITAL REORGANIZATION, WITH A BRIEF DESCRIPTION OF THEIR ACTIVITIES:**

The following legal persons will partake in an exchange of securities with persons resident in Québec ("**Québec Securityholders**") in connection with the Denison Arrangement:

Denison Energy Inc. ("Energyco")

a) Energyco was incorporated in Ontario by the amalgamation in 1973 of Denison Mines Limited and Stanrock Uranium Mines Limited. Energyco changed its name from Denison Mines Limited to Denison Energy Inc. in 2002. Energyco's head office and registered office is located at 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2.

b) Energyco's business is divided into three segments operated by Energyco directly rather than through separate subsidiaries: (i) mining and uranium operations, (ii) environmental consulting services to other mining resource companies with respect to the rehabilitation and monitoring of closed mine sites, and (iii) oil and natural gas exploration and development.

c) The authorized capital of Energyco consists of an unlimited number of Energyco Common Shares, of which, as at January 29, 2004, 18,244,577 Energyco Common Shares were issued and outstanding. In addition, Energyco had, as at January 29, 2004, 523,480 Energyco Options to purchase Energyco Common Shares outstanding.

d) Energyco is, and has been for a period of time in excess of 12 months, a reporting issuer (where such concept exists) under the securities legislation of each Canadian province (the "**Jurisdictions**"). To the best of its knowledge, information and belief, Energyco is not in default of the requirements under the legislation of the Jurisdictions or the regulations made thereunder.

e) The Energyco Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "DEN".

Denison Oil Corporation ("Oilco")

a) Oilco is a corporation that was incorporated on January 21, 2004 under the ABCA and having its head office at 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2. The registered office of Oilco is c/o Blake, Cassels & Graydon LLP, Suite 3500, Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8.

b) Oilco has not conducted any business to date, but has executed agreements in connection with the Denison Arrangement and the Forte Arrangement.

c) The authorized capital of Oilco consists of an unlimited number of Oilco Common Shares, an unlimited number of Oilco First Preferred Shares, 3,500,000 Oilco Performance Shares, and an unlimited number of Oilco Second Preferred Shares. As of the date hereof, there is one issued and outstanding Oilco Common Share, which is owned by Energyco. Following the completion of the Denison Arrangement, there will be approximately 3,734,111 Oilco Common Shares issued and outstanding which will be held by the former Energyco Shareholders.

d) After giving effect to the Denison Arrangement, all of the PNG Assets and PNG Liabilities will have been transferred from Energyco to Resourceco, a wholly owned subsidiary of Oilco. Pursuant to the Forte Arrangement, Forte will amalgamate with 1087215 Alberta Ltd., a wholly owned subsidiary of Oilco.

e) Oilco is not currently a reporting issuer in any Jurisdiction. However, disclosure with respect to the PNG Assets and PNG Liabilities to be transferred to Resourceco, Oilco's wholly owned subsidiary, pursuant to the Denison Arrangement has been publicly available through Energyco's public filings.

f) Oilco intends to apply to the TSX to list the Oilco Common Shares on the TSX (or failing approval by the TSX, to apply to the TSX Venture Exchange (the "**TSX Venture**") to list the Oilco Common Shares on the TSX Venture) upon the completion of the Denison Arrangement and the Forte Arrangement.

<u>Denison Mines Inc. ("Mineco")</u>

a) Mineco is a corporation that was incorporated on September 25, 2003 under the OBCA, having its head office and registered office at 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2.

b) Mineco has not conducted any business to date, but has executed agreements in connection with the Denison Arrangement and the Forte Arrangement.

c) The authorized capital of Mineco consists of an unlimited number of Mineco Common Shares and an unlimited number of preferred shares. As of the date hereof, there is issued and outstanding one Mineco Common Share, which is currently owned by Energyco.

d) After completion of the Denison Arrangement, all of the Uranium Assets and Uranium Liabilities will have been transferred from Energyco to Mineco.

e) Mineco is not currently a reporting issuer in any Jurisdiction. However, disclosure with respect to the Uranium Assets and Uranium Liabilities to be transferred to Mineco pursuant to the Denison Arrangement has been publicly available through Energyco's public filings.

f) Mineco intends to apply to the TSX to list the Mineco Common Shares on the TSX (or failing approval by the TSX, to apply to the TSX Venture to list the Mineco Common Shares on the TSX Venture) upon the completion of the Denison Arrangement.

Denison Mines Holding Corporation ("Mine Holdco")

a) Mine Holdco is a corporation that was incorporated on September 25, 2003 under the OBCA, having its head office and registered office at 40 Dundas Street West, Suite 320, Toronto, Ontario, M5G 2C2.

b) Mine Holdco has not conducted any business but was incorporated to execute certain transfers of securities in connection with the Denison Arrangement.

c) The authorized capital of Mine Holdco consists of one Class A common share and an unlimited number of Class B common shares. As of the date hereof, there is issued and outstanding one Class A common share, which is currently owned by E. Peter Farmer for consideration of $1.00.

d) Mine Holdco is not currently nor will it be following the Denison Arrangement a reporting issuer in any Jurisdiction.

2. A DESCRIPTION OF THE SECURITIES INVOLVED IN THE EXCHANGE:

Relevant Securities:

The following securities will be exchanged with Québec Securityholders pursuant to the Denison Arrangement:

(i) common shares of Energyco ("**Energyco Common Shares**");

(ii) a new class of common shares of Energyco to be specifically created and issued in connection with the Denison Arrangement ("**New Energyco Common Shares**");

(iii) Series 1 preference shares of Energyco to be specifically created and issued in connection with the Denison Arrangement ("**Energyco Spin-Out Shares**");

(iv) common shares of Oilco ("**Oilco Common Shares**"); and

(v) common shares of Mineco ("**Mineco Common Shares**").

Transactions relating to the Denison Arrangement:

a) The Uranium Assets and Uranium Liabilities will be, directly and indirectly, transferred and assigned by Energyco to Mineco, in exchange for the issuance of Mineco Common Shares to Energyco.

b) The PNG Assets and PNG Liabilities will be transferred and assigned by Energyco to Oilco, through its wholly owned subsidiary, Resourceco, in exchange for the issuance of Oilco Common Shares to Energyco.

c) As a result of a) and b), Energyco will own the number of Mineco Common Shares equal to the number of Energyco Common Shares issued and outstanding on the effective date for the Denison Arrangement, and the number of Oilco Common Shares equal to 1/5 of the number of Energyco Common Shares issued and outstanding on the effective date for the Denison Arrangement.

d) Energyco Shareholders who are non-residents of Canada within the meaning of the *Income Tax Act* (Canada) (the "**Tax Act**") will transfer their Energyco Common Shares to Energyco, indirectly through Mine Holdco, and, for each Energyco Common Share transferred, will receive in exchange (subject to adjustment in certain situations) (i) 1/21 of one New Energyco Common Share, (ii) 1/5 of one Oilco Common Share, and (iii) one Mineco Common Share.

e) Energyco Shareholders who are residents of Canada within the meaning of the Tax Act, including Québec Securityholders, will transfer their Energyco Common Shares directly to Energyco, and, for each Energyco Common Share transferred, will receive in exchange (subject to adjustment in certain situations) (i) 1/21 of one New Energyco Common Share, and (ii) one Energyco Spin-Out Share, which Energyco Spin-Out Share will be transferred to Mine Holdco in exchange for 1/5 of one Oilco Common Share and one Mineco Common Share.

f) Upon completion of the Denison Arrangement, former Energyco Shareholders will hold 100% of the issued and outstanding common shares of each of Mineco, Oilco and New Energyco; Oilco will indirectly hold all of the PNG Assets and PNG Liabilities; and Mineco will own all of the Uranium Assets and Uranium Liabilities. New Energyco will hold the option to purchase all of the shares of a private oilfield services company.

g) As part of the Denison Arrangement, all of the Energyco Options that have not been exercised at the time the Denison Arrangement comes into effect will be cancelled and will cease to represent any right to purchase Energyco Common Shares, and Energyco's stock option plan will be terminated. Energyco will provide each of its Energyco Optionholders with an opportunity to exercise their Energyco Options prior to the time the Denison Arrangement comes into effect, including Energyco Options that, by their terms, do not vest until after such time. No Québec Securityholders hold any Energyco Options.

3. THE NUMBER AND VALUE OF THE SECURITIES:

a) As of January 29, 2004, there were 18,244,577 Energyco Common Shares issued and outstanding. The maximum number of Energyco Common Shares that may be exchanged pursuant to the Denison Arrangement, in the event that all Energyco Options (that are "in the money") are exercised prior thereto, is 18,670,557. The closing price of the Energyco Common Shares on the TSX on February 18, 2004 was $5.66.

b) There are currently no New Energyco Common Shares issued and outstanding; such shares shall be issued in accordance with the Denison Arrangement (as described at Section 2 of this Notice).

c) There are currently no Energyco Spin-Out Shares issued and outstanding; such shares shall be issued in accordance with the Denison Arrangement (as described at Section 2 of this Notice).

d) As of February 20, 2004, there was one Oilco Common Share issued and outstanding, which was subscribed for by Energyco for a price of $2001.

e) As of February 20, 2004, there was one Mineco Common Share issued and outstanding, which was subscribed for by Energyco for a price of $10.

4. THE METHOD OF EVALUATING THE SECURITIES, AND THE BASIS FOR EXCHANGE:

Method of evaluating the securities:

a) The value of the securities for the purposes of the Denison Arrangement was arrived at through arm's length negotiations between Energyco, Tenwest, Mineco, Oilco, Resourceco, the Partnership, Mine Holdco and E. Peter Farmer, and as is set forth in an amended and restated arrangement agreement between such parties dated January 28, 2004 (the "**Denison Arrangement Agreement**") (as copy of which is attached as Exhibit G of the Denison Information Circular).

b) A special committee of the board of directors of Energyco has received an opinion from FirstEnergy Capital Corp. ("**FirstEnergy**") that the consideration to be received pursuant to the Denison Arrangement is fair, from a financial point of view, to the Energyco Shareholders, and that the Forte Arrangement is fair, from a financial point of view, to the Energyco Shareholders, who will become holders of Oilco Common Shares upon completion of the Denison Arrangement.

c) The board of directors of Energyco has unanimously approved the Denison Arrangement and has recommended that its shareholders and optionholders vote in favour of the arrangement.

d) Energyco has entered into agreements with holders of 894,750 Energyco Options, or approximately 85% of the issued and outstanding Energyco Options as at January 12, 2004, pursuant to which such Energyco Optionholders have agreed that they will vote their Energyco Options in favour of the Denison Arrangement. See page 29 of the attached Denison Information Circular under the heading of "Support Agreements" for further information.

Basis for the exchange:

Energyco Shareholders (other than dissenting Energyco Shareholders) will exchange each Energyco Common Share for: (i) 1/21 of one New Energyco Common Share, (ii) 1/5 of one Oilco Common Share, and (iii) one Mineco Common Share, all as more fully described in section 2 of this Notice.

5. **THE CONDITIONS TO BE MET FOR COMPLETION, AND THE DATE SET FOR THE TRANSACTION:**

Conditions for Completion:

a) On January 29, 2004, Energyco was issued, pursuant to section 182 of the OBCA, an interim order (the "**Denison Interim Order**") by the Superior Court of Justice of Ontario (the "**Ontario Court**") which specifies, among other things, certain procedures and requirements to be followed in connection with the calling and holding of the Denison Meeting and the completion of the Denison Arrangement.

b) With respect to matters to be brought before the Denison Meeting pertaining to matters of business affecting Oilco and Mineco, each Energyco Shareholder shall be entitled to one vote on a ballot at the Denison Meeting for each Energyco Common Share held, and such resolutions will be effective resolutions of the shareholders of each of Oilco and Mineco as if passed at a meeting of the shareholders of each of Oilco and Mineco entitled to vote on such matters.

c) The Denison Meeting is to be held on March 3, 2004 at which Energyco will seek the requisite Energyco Securityholder approval for the special resolutions approving the Denison Arrangement. Pursuant to the Denison Interim Order, the requisite approval is 66⅔% of the votes cast by Energyco Shareholders (for the "**Energyco Shareholders' Resolution**") and 66⅔% of the votes cast by Energyco Optionholders (for the "**Energyco Optionholders' Resolution**"), represented at the Denison Meeting in person or by proxy, with Energyco Shareholders and Energyco Optionholders voting as separate classes.

d) The respective obligations of Energyco, Oilco and Mineco to complete the transactions contemplated by the Denison Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Denison Arrangement to become effective. These conditions are provided for in the Denison Arrangement Agreement and include the following:

  (i) The Energyco Shareholders' Resolution shall have been passed by Energyco Shareholders at the Denison Meeting in accordance with terms of the Denison Interim Order;

  (ii) The Energyco Optionholders' Resolution shall have been passed by Energyco Optionholders at the Denison Meeting in accordance with the terms of the Denison Interim Order;

  (iii) The Denison Interim Order and Denison Final Order shall have been obtained in form and substance satisfactory to Energyco;

  (iv) The TSX or the TSX Venture shall have confirmed the listing and posting for trading of the Mineco Common Shares and the Oilco Common Shares, and the TSX shall have consented to the Denison Arrangement and have approved the listing of the New Energyco Common Shares and the shares to be issued in connection with the Matco Subscription under the Subscription Agreement;

(v) No action shall have been instituted and be continuing on the effective date of the Denison Arrangement for an injunction to restrain, or a declaratory judgement in respect of, or damages on account of, or relating to, the Denison Arrangement (including with respect to the conveyance agreements attached to the Denison Arrangement Agreement), the Subscription Agreement or the Indemnification Agreement, and no cease trading or similar orders with respect to the securities of Energyco, Mineco or Oilco shall have been issued and remain outstanding;

(vi) All regulatory requirements shall have been complied with, and consents, agreements, orders and approvals, including those of Energyco's joint venture partners, shall have been obtained to complete the Denison Arrangement and the transactions contemplated by the Denison Arrangement;

(vii) None of the consents, orders, regulations or approvals required for the Denison Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by Energyco, Mineco, Resources, Oilco or the Partnership;

(viii) Dissent Rights may not be exercised in respect of Energyco Common Shares representing more than 5% of the aggregate number of Energyco Common Shares outstanding at the effective date of the Denison Arrangement;

(ix) The Subscription Agreement shall not have been terminated and the purchase price under the Subscription Agreement shall have been paid into escrow pending the time the Denison Arrangement becomes effective and closing of the Share Subscription; and

(x) The Denison Arrangement Agreement shall not have been terminated under its terms.

e) The board of directors of Energyco may decide at any time before or after the Denison Meeting not to proceed with the Denison Arrangement in which event the Denison Arrangement Agreement will be terminated without any further action on the part of the Energyco Securityholders or the Ontario Court. The board of directors of Energyco considers it appropriate to retain the flexibility to terminate the Denison Arrangement should some extraordinary event occur prior to the effective date of the Denison Arrangement, which in the opinion of the Board makes it inappropriate to consummate the Denison Arrangement. The Energyco Shareholders' Resolution and the Energyco Optionholders' Resolution authorize such action.

Date of the Transactions:

The Denison Meeting is to be held on March 3, 2004 at which Energyco will seek the requisite approval of the Energyco Shareholders' Resolution and the Energyco Optionholders' Resolution. The Denison Arrangement is expected to be completed on or about March 8, 2004, but no later than March 31, 2004.

6. **THE NAME AND ADDRESS OF ANY REMUNERATED AGENT:**

As described at Section 4 of this Notice, FirstEnergy has provided a fairness opinion to the board of directors of Energyco in connection with the Denison Arrangement. The corporate address of FirstEnergy is 1600, 333 – 7th Avenue SW, Calgary, Alberta, T2P 2Z1.

There are underwriters involved in the public offering contemplated by Energyco following completion of the Denison Arrangement and the subscription by Matco; however, besides FirstEnergy, there are no other remunerated agents involved in the Denison Arrangement for which approval is sought under this Notice.

7. **THE AMOUNT OF SUCH REMUNERATION:**

FirstEnergy is entitled to receive a fee in the aggregate amount of $750,000 for its services in connection with the Denison Arrangement and the Forte Arrangement. FirstEnergy is also entitled to obtain a fee which is payable in the event that FirstEnergy's services are used to sell Energyco's uranium assets, sell Mineco's shares, amalgamate Mineco or assist in some other form of business combination for Mineco, and such fee shall be 2.5% of the equity consideration above $1.90 per share for the Mineco shares, payable on closing.

* * * * * * * * * * *

DENISON ENERGY INC.

By: *(signed)* E. Peter Farmer
President and C.E.O.

Signed at Toronto, Ontario on the 20th day of February 2004.

DENISON OIL CORPORATION

By: *(signed)* E. Peter Farmer
President

Signed at Toronto, Ontario on the 20th day of February 2004.

DENISON MINES INC.

By: *(signed)* E. Peter Farmer
President

Signed at Toronto, Ontario on the 20th day of February 2004.

DENISON MINES HOLDING CORPORATION

By: *(signed)* E. Peter Farmer
President

Signed at Toronto, Ontario on the 20th day of February 2004.

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

B. Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609.8

April 14, 2004

VIA SEDAR

The Securities Commission or Regulatory
Authority in each Province of Canada

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd. (formerly Denison Energy Inc.)

On behalf of Calfrac Well Services Ltd., we submit this Notice of Transaction pursuant to Section 8.1 of National Policy Statement 51 entitled *Changes in the Ending Date of a Financial Year and in Reporting Status*. On March 24, 2004, Denison Energy Inc. completed a vertical short form amalgamation (the "Amalgamation") with its wholly-owned subsidiary Calfrac Well Services Ltd. pursuant to subsection 184(1) of the *Business Corporations Act* (Alberta). As a result of the Amalgamation, Denison Energy Inc. changed its name to Calfrac Well Services Ltd.

1. Parties to Transaction:

The parties to the transaction were Denison Energy Inc. and Calfrac Well Services Ltd.

2. Effective Date of Transaction:

The effective date of the transaction was March 24, 2004.

3. Approvals Required:

The board of directors of Denison Energy Inc. and Calfrac Well Services Ltd. each approved the Amalgamation on March 24, 2004 prior to the effective time of the Amalgamation.

4. For each party to the transaction that was a Filing Issuer immediately prior to the effective date of the transaction, the date of its last financial year end prior to the effective date of the transaction:

As a result of the amalgamation completed on March 8, 2004 between Denison Energy Inc. and Tenwest Uranium Limited, Denison Energy Inc.'s last financial year end period for accounting purposes was March 8, 2004.

5. **<u>The method of accounting for the transaction and, where appropriate, the entity that is identified as being the acquirer for accounting purposes</u>:**

As Calfrac Well Services Ltd. is required to be identified as the acquiror for accounting purposes, this transaction was accounted for as a reverse takeover.

6. **<u>With respect to the continuing Filing Issuer</u>:**

(a) **the date of its first fiscal year end subsequent to the transaction; and**

For accounting purposes, the Amalgamation caused a financial year end for income tax purposes only to occur on March 24, 2004 (the effective date of the Amalgamation). The first fiscal year end subsequent to the Amalgamation for Calfrac will be December 31, 2004.

(b) **the periods, including the comparative reporting periods, if any, to be covered in the interim and annual financial statements to be filed for the continuing Filing Issuer's first financial year subsequent to the transaction.**

The continuing issuer will file interim and annual financial statements following the Amalgamation.

Should you have any questions, please contact the undersigned at your convenience at (403) 298-2068.

Yours truly,

BENNETT JONES LLP

(signed) "Mark Paslawski"

Mark Paslawski

BMP/cm

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Neal Ross
Direct Line: 403.298.8142
e-mail: rossn@bennettjones.ca
Our File No.: 31376.56

March 18, 2004

VIA SEDAR

The Securities Commission or Regulatory
Authority in each Province of Canada

Ladies and Gentlemen:

Re: Denison Energy Inc.

We represent Denison Energy Inc. ("Denison" or the "Filing Issuer"), and on behalf of Denison, we submit this Notice of Transaction pursuant to Section 8.1 of National Policy Statement 51 entitled *Changes in the Ending Date of a Financial Year and in Reporting Status*. On March 8, 2004, Denison completed a short form vertical amalgamation (the "Amalgamation") with its wholly-owned subsidiary Tenwest Uranium Limited ("Tenwest") pursuant to subsection 178(1) of the *Business Corporations Act* (Ontario).

1. **Parties to Transaction:**

   The parties to the transaction were Denison and Tenwest.

2. **Effective Date of Transaction:**

   The effective date of the transaction was March 8, 2004.

3. **Approvals Required:**

   The board of directors of Denison approved the Amalgamation prior to the effective date thereof. The holders of the common shares in the capital of Denison (the "Denison Shares") and options to purchase Denison Shares (collectively, the "Denison Securityholders") approved the transaction and related matters at a special meeting held on March 3, 2004.

4. **For each party to the transaction that was a Filing Issuer immediately prior to the effective date of the transaction, the date of its last financial year end prior to the effective date of the transaction:**

   Each of Denison's and Tenwest's last financial year end period was December 31, 2003.

5. **<u>The method of accounting for the transaction and, where appropriate, the entity that is identified as being the acquirer for accounting purposes</u>:**

Denison is the continuing issuer following the Amalgamation. All of the property, liabilities and obligations of Tenwest held immediately before the Amalgamation became the property, liabilities and obligations of Denison at the effective time of the Amalgamation.

6. **<u>With respect to the continuing Filing Issuer</u>:**

(a) **the date of its first fiscal year end subsequent to the transaction; and**

For accounting purposes, the Amalgamation caused a financial year end to occur for Denison on March 8, 2004 (the effective date of the Amalgamation). The first fiscal year end subsequent to the Amalgamation for Denison will be December 31, 2004.

(b) **the periods, including the comparative reporting periods, if any, to be covered in the interim and annual financial statements to be filed for the continuing Filing Issuer's first financial year subsequent to the transaction.**

The continuing issuer will file interim and annual financial statements following the Amalgamation.

Should you have any questions, please contact the undersigned at your convenience at (403) 298-8142.

Yours truly,

BENNETT JONES LLP

(signed) "*Neal Ross*"

Neal Ross

NPR/am